Form 20-F
period 2020-12-31
Borr Drilling Ltd
filed 2021-04-30
CIK 1715497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
____________________________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
(Exact name of registrant as specified in its charter)
____________________________________________
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
____________________________________________
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
As of December 31, 2020, there were 218,858,990 common shares outstanding.
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
Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐         Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.    ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.         ☐

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
Yes ☐ No ☐

NOTE ON THE PRESENTATION OF INFORMATION
We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless the context otherwise requires, (i) references to “Borr Drilling Limited,” “Borr Drilling,” the “Company,” the “Registrant,” “we,” “us,” “Group,” “our” and words of similar import refer to Borr Drilling Limited and its consolidated subsidiaries, (ii) references to our “Board” or “Board of Directors” refer to the board of directors of Borr Drilling Limited as constituted at any point in time and “Director” or “Directors” refers to a member or members of the Board, as applicable, (iii) references to “Borr Drilling Management UK” refers to our subsidiary Borr Drilling Management (UK) Ltd (iv) references to our “Memorandum,” each provision thereof a “Clause,” or the “Bye-Laws,” each provision thereof a “Bye-Law,” refer to the memorandum of association and the amended and restated bye-laws of Borr Drilling Limited, respectively, each as in effect from time to time, (v) references to “Magni” or “Magni Partners” refers to Magni Partners (Bermuda) Limited, (vi) references to “Ubon” refer to Ubon Partners AS, (vii) references to “Drew” refer to Drew Holdings Limited, (viii) references to our “DNB Revolving Credit Facility” or “DNB RCF” refer to our historical revolving credit facility with DNB Bank ASA, (ix) references to our “Guarantee Facility” refer to our historical guarantee facility with DNB Bank ASA, (x) references to our “Bridge Facility” or “Bridge RCF” refer to our historical revolving credit facility with Danske Bank A/S and DNB Bank ASA, (xi) references to our “Hayfin Facility” refer to our term loan facility with Hayfin Services LLP, among others, (xii) references to our “Syndicated Facility” refer to our senior secured credit facilities with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch, Clifford Capital Pte. Ltd. and Goldman Sachs Bank USA, (xiii) references to our “New Bridge Facility” refer to our senior secured revolving credit facility with DNB Bank ASA and Danske Bank, (xiv) references to our “Convertible Bonds” refer to our $350.0 million convertible bonds due 2023, (xv) references to our “jack-up rigs” shall be deemed to include our semi-submersible rig (as the context may require) which was sold in 2020, (xvi) references to our “Reverse Share Split” refer to the conversion of each of our shares into 0.20 shares, resulting in a reverse share split at a ratio of 5-for-1. Unless otherwise indicated, all share and per share data in this annual report are adjusted to give effect to our Reverse Share Split and is approximate due to rounding, (xvii) references to “Schlumberger” refer to Schlumberger Limited and affiliates and where this term is used to refer to one of our shareholders, means Schlumberger Oilfield Holdings Limited, (xviii) references to Mexican JVs refers to Opex Perforadora S.A. de C.V. (“Opex”), Perforadora Profesional AKAL I, SA de CV (“Akal”), Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”) as the context may require and (xix) references to our “Shares” refer to our outstanding common shares of par value $0.05 per share.
References in this annual report to our “Financing Arrangements” refer to our Hayfin Facility, Syndicated Facility, New Bridge Facility, convertible bonds and shipyard delivery financing arrangements described more fully herein, collectively, including the agreements and other terms governing our Hayfin Facility, Syndicated Facility, New Bridge Facility, Convertible Bonds and delivery financing arrangements, respectively.
References in this annual report to (i) the “SEC” refer to the United States Securities and Exchange Commission and (ii) “U.S. GAAP” refer to the generally accepted accounting principles in the United States as in effect at any point in time.
References in this annual report to “Keppel” and “PPL” refer to the shipyards Keppel FELS Limited and PPL Shipyard Pte Ltd., respectively, including their respective subsidiaries and affiliates as the context may require.
References in this annual report to “NDC,” “Total,” “ExxonMobil,” “TAQA,” “BW Energy,” “Spirit Energy,” “Tulip,”“Pan American Energy”, “Chevron” and “ENI” refer to our key customers the National Drilling Company, Total S.A., Exxon Mobil Corporation, Abu Dhabi National Energy Company PJSC, BW Offshore Limited, Spirit Energy Limited, Tulip Oil Holding B.V., Pan American Energy S.L., Chevron Corporation and ENI SpA respectively, including their respective subsidiaries and affiliates as the context may require.
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
Our consolidated financial statements included in this annual report comprise of consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2020, 2019 and 2018 and consolidated balance sheets as of December 31, 2020 and 2019 (“Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.
Unless otherwise indicated, all references to “U.S.$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “€,” “EUR,” or “Euros” are to the single currency of the European Monetary Union, all references to “£,” “Pounds” or “GBP” are to pounds sterling. All references to “NOK” are to Norwegian Kroner.
NON-U.S. GAAP FINANCIAL INFORMATION
In this annual report, we disclose non-GAAP financial measures, namely Adjusted EBITDA, each as defined under “Item 3.A Selected Consolidated Financial and Other Data.” Each of these measures are important measures used by us, and our businesses, to assess financial performance. Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, income/(loss) from equity method investments, interest income, interest capitalized to newbuildings, foreign exchange loss (gain), net, other financial expenses, interest expense, gross, change in unrealized loss on call spread transactions (as defined in note 19 to the Consolidated Financial Statements), (loss)/gain on forward contracts, gain from bargain purchase, amortized mobilization costs, amortized mobilization revenue, and income tax expense. We present Adjusted EBITDA because we believe that it and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We believe Adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. Moreover, our management uses Adjusted EBITDA in presentations to our Board to provide a consistent basis to measure operating performance of our business, as a measure for planning and forecasting overall expectations, for evaluation of actual results against such expectations and in communications with our shareholders, lenders, bondholders, rating agencies and others concerning our financial performance. We believe that Adjusted EBITDA improves the comparability of year-to-year results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, taxes or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our net income or other operating results as reported under U.S. GAAP.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Sections of this annual report on Form 20-F entitled "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," among others, discuss factors which could adversely impact our business and financial performance.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity requirements, business strategy and financial needs. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, underlying assumptions, expected industry trends, including the attractiveness of shallow water drilling and activity levels in the jack-up rig and oil industry, day rates, contract backlog, expected contracting and operation of our jack-up rigs and contract terms including expectations with respect to contracting available rigs including warm stacked rigs, expected industry trends including with respect to demand for and expected utilization of rigs, expectations as to the role of the Company in any industry consolidation, statements with respect to newbuilds, including expected delivery dates, entry into new drilling contracts and new tenders, including expected commencement date and duration of new contracts, statements with respect to our fleet and its expected capabilities and prospects, including plans regarding rig deployment, total contract backlog projections, contract terms, including indemnification, and potential cancellations or extensions; the strategy, outlook, growth prospects, operational and financial objectives, including any statements relating to expectations for financial results and performance for periods for which historical financial information is not available and statements as to expected growth, margin, and dividend policy; statements with respect to our joint venture entities, or JVs, including statements with respect to our Mexican JVs, including plans and strategy and expected payments from our JVs’ customers, the sale of and expected sale proceeds for rigs; our commitment to safety and the environment; growth prospects, competitive advantages and rig utilization, business strategy, including our growing industry footprint, strengthening of our drilling industry relationships; our aim to establish ourselves as the preferred provider in the industry, establishment of high-quality and cost-efficient operations and integrated services, including expected benefits of certain collaborations and of relationships with key suppliers; statements with respect to compliance with laws and regulations; statements as to industry trends, including the attractiveness of shallow water drilling, expected recovery of demand and oil price trends, the impact of the COVID-19 outbreak, our expected sources of liquidity and funding requirements, expected ability to generate cash from operations, or extend our liquidity runway, ability to attract additional capital, the statements in this report under the heading "—Going concern in Note 1 of the Consolidated Financial Statements", outlook regarding results of operations and factors affecting results of operations, statements with respect to our obligations under our financing arrangements, statements with respect to amendments to agreements with certain of our secured creditors and other statements relating to agreements and expected arrangements with creditors, the sale of the "Balder" and expected sale proceeds for other rigs, our commitment to safety and the environment and expected enhancement of growth prospects, competitive advantages, and expected adoption of new accounting standards and their expected impact, as well as other statements in the sections entitled “Item 4.B Business Overview—Industry Overview” and “Item 5.D Trend Information,” and other non historical statements, which are other than statements of historical or present facts or conditions.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, risks relating to industry conditions and tendering activity, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks described in “Item 3.D Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.
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
A.DIRECTORS AND SENIOR MANAGEMENT
Not applicable.
B.ADVISERS
Not applicable.
C.AUDITORS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
A.SELECTED FINANCIAL DATA
Our selected consolidated statement of operations, cash flow statement and other financial data for the years ended December 31, 2020, 2019, and 2018 and our selected consolidated balance sheets data as of December 31, 2020 and 2019 have been derived from our Consolidated Financial Statements, included herein, and should be read in conjunction with such statements and the notes thereto.
The selected statement of operations and cash flow statement data for the year ended December 31, 2017 and selected balance sheets data for the fiscal years ended December 31, 2018 and 2017 have been derived from our consolidated financial statements not included herein. 2016 is not presented as we were newly formed in 2016 with no operations and with an acquisition of two initial assets late in 2016.
Our Consolidated Financial Statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.
The following table should be read in conjunction with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and notes thereto, which are included herein. Our Consolidated Financial Statements are presented in U.S. dollars. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared.
In June 2019, we converted each one of our Shares into 0.20 Shares, resulting in a Reverse Share Split at a ratio of 5-for-1. Unless otherwise indicated, all Share and per Share data in this annual report is adjusted to give effect to our Reverse Share Split and is approximate due to rounding.

	For the Year Ended December 31,
	2020	2019	2018	2017
	(in $ millions, except per share data)
SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Dayrate revenue	$265.2	$327.6	$164.9	$—
Related party revenue	42.3	6.5	—	—
Total operating revenues	307.5	334.1	164.9	0.1
Gain from bargain purchase	—	—	38.1	—
Gain on disposal	19.0	6.4	18.8	—
Operating expenses	(514.5)	(491.3)	(353.2)	(109.8)
Operating loss	$(188.0)	$(150.8)	$(131.4)	$(109.7)
Income/(loss) from equity method investments	9.5	(9.0)	—	—
Total financial income (expenses), net	(122.9)	(128.1)	(57.0)	21.7
Income tax expense	(16.2)	(11.2)	(2.5)	—
Net loss	$(317.6)	$(299.1)	$(190.9)	$(88.0)
Other comprehensive gain (loss)	—	5.6	0.6	(6.2)
Total comprehensive loss	$(317.6)	$(293.5)	$(190.3)	$(94.2)

Net loss per common share:
Basic	(2.11)	(2.78)	(1.85)	(1.70)
Diluted	(2.11)	(2.78)	(1.85)	(1.70)
Common shares outstanding	218,858,990	110,818,351	105,068,351	95,264,500
Weighted average common shares outstanding	150,354,703	107,478,625	102,877,501	51,726,288

	As of December 31,
	2020	2019	2018	2017
	(in $ millions)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents	19.2	59.1	27.9	164.0
Other current assets, including restricted cash	121.6	218.8	180.7	61.5
Jack-up drilling rigs	2,824.6	2,683.3	2,278.1	783.3
Newbuildings	135.5	261.4	361.8	642.7
Other long-term assets	70.2	57.4	65.2	20.7
Total Assets	$3,171.1	$3,280.0	$2,913.7	$1,672.3
Trade accounts payable	20.4	14.1	9.6	9.6
Accruals and other current liabilities	75.7	235.6	106.5	11.5
Long-term debt (including current portion)	1,906.2	1,709.8	1,174.6	87.0
Other liabilities	132.1	26.4	89.5	71.3
Total Liabilities	$2,134.4	$1,985.9	$1,380.2	$179.4
Total Equity	$1,036.8	$1,294.1	$1,533.5	$1,492.9

	For the Year Ended December 31,
	2020	2019	2018	2017
	(in $ millions)
SELECTED CASH FLOW DATA:
Net cash used in operating activities	$(54.8)	$(89.0)	$(135.2)	$(184.8)
Net cash used in investing activities	(119.7)	(271.1)	(560.1)	(1,256.5)
Net cash provided by financing activities	65.2	397.3	583.5	1,506.3

	For the Year Ended December 31,
	2020	2019	2018	2017
OTHER FINANCIAL AND OPERATIONAL DATA:
Adjusted EBITDA(1) (in $ millions)	$21.5	$(2.6)	$(55.3)	$(61.8)
Total Contract Backlog(2) (in $ millions)	132.1	308.5	377.5	28.5
Technical Utilization(3) (in %)	99.5	99.0	99.3	—
Economic Utilization(4) (in %)	92.1	95.9	97.9	—
TRIF(5)(number of incidents)	1.66	2.12	1.54	—
(1)Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net loss adjusted for: depreciation and impairment of non-current assets, amortization of acquired contract backlog, interest income, interest capitalized to newbuildings, foreign exchange loss (gain), net, other financial expenses, interest expense, gross, change in unrealized (loss) on call spread transactions (as defined in Note 19 to our Consolidated Financial Statements), (loss)/gain on forward contracts, gain from bargain purchase, income/(loss) from equity method investments, amortization of mobilization cost, amortization of mobilization revenue and income tax expense. We present Adjusted EBITDA because we believe that it and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We believe Adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. Moreover, our management uses Adjusted EBITDA in presentations to our Board to provide a consistent basis to measure operating performance of our business, as a measure for planning and forecasting overall expectations, for evaluation of actual results against such expectations and in communications with our shareholders, lenders, bondholders, rating agencies and others concerning our financial performance. We believe that Adjusted EBITDA improves the comparability of year-to-year results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP. The following table sets forth a reconciliation of Adjusted EBITDA to net loss for the years ended December 31, 2020, 2019, 2018 and 2017:

	For the Year Ended December 31,
	2020	2019	2018	2017
	(in $ millions)
Net loss	$(317.6)	$(299.1)	$(190.9)	$(88.0)
Depreciation and impairment of non-current assets	195.0	112.8	79.5	47.9
Amortization of acquired contract backlog*	—	20.2	24.2	—
Interest income	(0.2)	(1.5)	(1.2)	(3.2)
Interest capitalized to newbuildings	(5.0)	(18.5)	(23.4)	—
Foreign exchange (gain) loss, net	(1.5)	(0.7)	1.1	0.3
Other financial expenses	9.8	30.2	3.5	—
Interest expense, gross	92.4	88.9	37.1	0.5
Change in unrealized loss on call spread transactions	2.3	0.5	25.7	—
Loss (gain) on forward contracts	26.6	29.2	14.2	(19.3)
Gain from bargain purchase	—	—	(38.1)	—
Income/(loss) from equity method investments	(9.5)	9.0	—	—
Amortized mobilization cost	28.9	22.6	12.2	—
Amortized mobilization revenue	(15.9)	(7.4)	(1.6)	—
Income tax expense	16.2	11.2	2.5	—
Adjusted EBITDA	$21.5	$(2.6)	$(55.2)	$(61.8)
*Amortization of the fair market value of existing contracts at the time of the initial acquisition.
(2)Our Total Contract Backlog includes only firm commitments for contract drilling services represented by definitive agreements. Total Contract Backlog (in $ millions) is calculated as the maximum contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Total Contract Backlog excludes revenue resulting from mobilization and demobilization fees, contract preparation, capital or upgrade reimbursement, recharges, bonuses and other revenue sources and is not adjusted for planned out-of-service periods during the contract period. The contract period excludes additional periods that may result from the future exercise of extension options under our contracts, and such extension periods are included only when such options are exercised. The contract operating dayrate may temporarily change due to, among other factors, mobilization, force majeure, weather or repairs. As used in this annual report, Total Contract Backlog (in $ millions) is not the same measure as the acquired contract backlog presented in our Consolidated Financial Statements. Please see Notes 2 and 17 to our Consolidated Financial Statements for further information. See the section entitled “Item 4.B Business Overview—Our Business—Customers and Contract Backlog.”
(3)Technical Utilization is the efficiency with which we perform well operations without stoppage due to mechanical, procedural or other operational events that result in down, or zero, revenue time. Technical Utilization is calculated as the technical utilization of each rig in operation for the period, divided by the number of rigs in operation for the period, with the technical utilization for each rig calculated as the total number of hours during which such rig generated dayrate revenue, divided by the maximum number of hours during which such rig could have generated dayrate revenue, expressed as a percentage measured for the period. We have not provided Technical Utilization data for the year ended December 31, 2017 because only one of our jack-up rigs was in operation for approximately one day at the end of December 2017. See “Item 4.B Business Overview—Acquisition from Transocean” for more information. Technical Utilization is calculated only with respect to rigs in operation for the relevant period and is not calculated on a fleet-wide basis. Technical Utilization is a measure of efficiency of rigs in operation and is not a measurement of utilization of our fleet overall.
(4)Economic Utilization is the dayrate revenue efficiency of our operational rigs and reflects the proportion of the potential full contractual dayrate that each jack-up rig actually earns each day. Economic Utilization is affected by reduced rates for standby time, repair time or other planned out-of-service periods. Economic Utilization is calculated as the economic utilization of each rig in operation for the period, divided by the number of rigs in operation for the period, with the economic utilization of each rig calculated as the total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period. We have not provided Economic Utilization data for the year ended December 31, 2017 because only one of our jack-up rigs was in operation for approximately one day at the end of December 2017. See “Item 4.B Business Overview—Acquisition from Transocean” for more information. Economic Utilization is calculated only with respect to rigs in operation for the relevant period and is not calculated on a fleet-wide basis. Economic Utilization is a measure of efficiency of rigs in operation and is not a measurement of utilization of our fleet overall.
(5)Total recordable incident frequency (“TRIF”) is a measure of the rate of recordable workplace injuries. TRIF, as defined by the International Association of Drilling Contractors, is derived by multiplying the number of recordable injuries during the twelve- month period prior to the specified date by 1,000,000 and dividing this value by the total hours worked in that period by the total number of employees. An incident is considered “recordable” if it results in medical treatment over certain defined thresholds (such as receipt of prescription medication or stitches to close a wound) as well as incidents requiring the injured person to spend time away from work. We have not provided TRIF data for the year ended December 31, 2017 because only one of our jack-up rigs was in operation for approximately one day at the end of December 2017. See “Item 4.B Business Overview—Acquisition from Transocean” for more information.
B.CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.RISK FACTORS
Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our businesses. Our business routinely encounters and addresses risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.
SUMMARY OF KEY RISKS
•Risk factors related to our industry
◦The jack-up drilling market historically has been highly cyclical and highly competitive, with periods of low demand and/or over-supply that could result in adverse effects on our business.
◦The offshore contract drilling industry is highly competitive, with periods of excess rig availability which reduce dayrates and could result in adverse effects on our business.
◦The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.
◦Down-cycles in the jack-up drilling industry and other factors may affect the market value of our jack-up rigs and the newbuild rigs we have agreed to purchase.
•Risk factors related to our business
◦We may not be able to renew contracts which expire and our customers may seek to cancel or renegotiate their contracts, particularly in response to unfavorable industry conditions.
◦Our Total Contract Backlog may not be realized.
◦Our Joint Ventures for integrated well services business in Mexico may not make a profit, and we may receive cash calls from our Joint Ventures in order to fund working capital or capital expenditure outlays.
◦We have a limited operating history and have experienced net losses since inception.
◦We rely on a limited number of customers, and we are exposed to the risk of default or material non-performance by customers.
◦In connection with the audits of our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
◦We are reliant on positive cash flow generation from our Joint Ventures, and we may not receive funds in a timely manner.
◦Our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs.
◦Prevailing market conditions, including the supply of jack-up rigs worldwide, may affect our ability to obtain favorable contracts for our newbuild jack-up rigs or our jack-up rigs that do not have contracts.
◦Outbreaks of epidemic and pandemic diseases, such as the COVID-19 outbreak, and governmental responses thereto have and could further adversely affect our business.

◦If we are unable to attract and retain highly skilled personnel who are qualified and able to work in the locations in which we operate it could adversely affect our operations. Our information technology systems are subject to cybersecurity risks and threats.
◦We have suffered, and may suffer in the future, losses through our investments in other companies in the offshore drilling and oilfield services industry, including debt and other securities issued by such companies.
◦The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry recovers.
•Risk factors related to our financing arrangements
◦Future cash flows may be insufficient to meet obligations under the terms of our Financing Arrangements.
◦Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.
◦As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, may not be successful in doing so.
◦The covenants in certain of our Financing Arrangements impose operating and financial restrictions on us.
◦Our Financing Arrangements allow our secured creditors, under certain conditions, to purchase our rigs at or near the outstanding balance of debt, or to cancel planned newbuilding contracts thereby reducing our premium fleet.
◦We face risks in connection with delivery financing arrangements in place with Keppel
◦Our Financing Arrangements are not necessarily reflective of those that may be in place from time to time.
◦Interest rate fluctuations could affect our earnings and cash flow.

•Risk factors related to applicable laws and regulations
◦Compliance with, and breach of, the complex laws and regulations governing international drilling activity and trade could be costly, expose us to liability and adversely affect our operations.
◦Local content requirements may increase the cost of, or restrict our ability to, obtain needed supplies or hire experienced personnel, or may otherwise affect our operations.
◦We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
◦Climate change and the regulation of greenhouse gases could have a negative impact on our business.
◦Future government regulations may adversely affect the offshore drilling industry.
◦A change in tax laws in any country in which we operate could result in higher tax expense.
•Risk factors related to our common shares
◦The price of our common shares may fluctuate widely in the future, and you could lose all or part of your investment.
◦Future sales of our equity securities in the public market, or the perception that such sales may occur, could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

RISK FACTORS RELATED TO OUR INDUSTRY
The jack-up drilling market historically has been highly cyclical, with periods of low demand and/or over-supply that could result in adverse effects on our business.
The jack-up drilling market historically has been highly cyclical and is primarily related to the demand for jack-up rigs and the available supply of jack-up rigs. Demand for jack-up rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. It is not unusual for jack-up rigs to be un-utilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles change. During historical industry periods of high utilization and high dayrates, industry participants have ordered the construction of new jack-up rigs, which has resulted in an over-supply of jack-up rigs worldwide. During periods of supply and demand imbalance, jack-up rigs are frequently contracted at or near cash breakeven operating rates for extended periods of time until dayrates increase when the supply/demand balance is restored and in recent years oversupply has resulted in "stacking" of rigs. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region.
Over the past several years, crude oil prices have been volatile, reaching a high of $115 per barrel in 2014, declining to $55 per barrel by the end of 2014 and reaching as low as $28 per barrel during 2016. Moreover, as of December 2019, oil prices had rebounded from the 12-year lows experienced during early 2016, and in 2017 experienced the first increase in average prices since 2014, with prices ranging from a low of $44 to a high of $67 per barrel. Oil prices experienced both increases and declines throughout 2019 and remained generally volatile, with prices ranging from a low of $53 to a high of $75 per barrel, according to Bloomberg. In 2020, oil prices continued to be volatile, reaching as low as $19 per barrel as of April 21, 2020; as of December 31, 2020, the price of oil was $51 per barrel, having started 2020 in the mid-to-upper $60-per-barrel range. Oil prices have experienced significant volatility in part due to the COVID-19 as well as supply trends by the Organization of the Petroleum Exporting Countries ("OPEC") and other oil producing countries and prices are not at a level that supports rig demand which sufficiently absorbs existing rig supply and generates a meaningful increase in dayrates As a result of, among other things, the continued volatility in the oil price and its uncertain future, the offshore drilling industry has experienced a substantial decline in demand for its services in 2020 and this volatility and difficult trading environment continues, as well as a significant decline in dayrates for contract drilling services. The significant decline in oil and gas prices and resulting reduction in spending by customers, together with the increase in supply of jack-up rigs in recent years, has resulted in an oversupply of jack-up rigs and a decline in utilization and dayrates, a situation which may persist for many years. The decline in demand for our contract drilling services and the dayrates for those services has had a significant impact on our operations, and if the industry downturn continues, may continue to adversely affect our business, which may have an adverse effect on our financial condition, results of operations and cash flows, including negative cash flows, as well as our liquidity and ability to meet covenants in our loan agreements. The protracted downturn in our industry will exacerbate many of the other risks included below and other risks that we face, and we cannot predict if or when the downturn will end.
The current industry downturn has resulted in many operators idling rigs and a number of our rigs were not in operation for significant periods of 2020 and impacted dayrates for those rigs that were active and we have agreed deferrals of deliveries of newbuild rigs. A prolonged period of reduced demand and/or excess jack-up rig supply may require us to idle or dispose of additional jack-up rigs or to enter into low dayrate contracts or contracts with unfavorable terms. For more information on our jack-up rig disposal policy, see the section entitled “Item 4.B Business Overview—Our Business—Our Fleet.” There can be no assurance that the demand for jack-up rigs will increase or even remain at current levels in the future. Any further decline or if there is not an improvement in demand for jack-up rigs could have a material adverse effect on our business, financial condition and results of operations.
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
The supply of offshore drilling rigs, including jack-up rigs, has increased significantly in recent years. Delivery of newbuild drilling rigs will continue to increase rig supply in coming years and could curtail a strengthening, or trigger a further reduction, in utilization and dayrates. Approximately 11 newbuild jack-up rigs (of which two were delivered to us) were delivered during 2020, representing an approximate 3% increase in the total worldwide fleet of competitive offshore jack-up drilling rigs since the end of 2019. As of April 2021, there were approximately 34 newbuild jack-up rigs reported to be on order or under construction scheduled to be delivered no later than the end of 2023. Most of the newbuild jack-up rigs to be delivered no later than the end of 2023, including the five newbuild jack-up rigs we have agreed to purchase, do not have drilling contracts in place. In addition, the supply of marketed offshore drilling rigs could further increase due to depressed market conditions resulting in an increase in uncontracted rigs as existing contracts expire. There is no assurance that the market in general or a geographic region in particular will be able to fully absorb the supply of new rigs in future periods. Any continued oversupply of drilling rigs could have a material adverse effect on our business, financial condition and results of operations.
The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.
The success of our business largely depends on the level of activity in offshore oil and natural gas exploration, development and production, which may be affected by conditions in the worldwide economy. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly affect the level of drilling activity. Historically, when drilling activity and operator capital spending decline, utilization and dayrates also decline and drilling may be reduced or discontinued, resulting in an oversupply of drilling rigs. Oil and natural gas prices have historically been volatile, and oil prices have declined significantly since mid-2014 when prices were in excess of $100 per barrel, causing operators to reduce capital spending and cancel or defer existing programs, substantially reducing the opportunities for new drilling contracts.
We expect insufficient demand to continue as long as oil prices and rig supply remain at current levels. A lack of a meaningful and sustained recovery in oil and natural gas prices, continued volatility in prices or further price reductions, may cause our customers to maintain historically low levels or further reduce their overall level of activity, in which case demand for our services may decline and our results of operations may be adversely affected through lower rig utilization and/or low dayrates. Numerous factors may affect oil and natural gas prices and the level of demand for our services, including:
•regional and global economic conditions and changes therein;
•oil and natural gas supply and demand;
•expectations regarding future energy prices;
•the ability of OPEC to reach further agreements to set and maintain production levels and pricing and to implement existing and future agreements;
•the level of production by non-OPEC countries;
•capital allocation decisions by our customers, including the relative economics of offshore development versus onshore prospects;
•tax policy;
•the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat, specifically, the current implications of, and future expectations in relation to, COVID-19 on global economic activity and therefore oil prices, cross border trade restrictions, employees’ ability and willingness to, work, oil supply and demand, and resource owners ability to deliver future projects;
•advances in exploration and development technology;
•costs associated with exploring for, developing, producing and delivering oil and natural gas;
•the rate of discovery of new oil and gas reserves and the rate of decline of existing oil and gas reserves;
•trade policies and sanctions imposed on oil-producing countries or the lifting of such sanctions;
•laws and government regulations that limit, restrict or prohibit exploration and development of oil and natural gas in various jurisdictions, or materially increase the cost of such exploration and development;

•the further development or success of shale technology to exploit oil and gas reserves;
•available pipeline and other oil and gas transportation capacity;
•the development and exploitation of alternative fuels;
•laws and regulations relating to environmental matters, including those addressing alternative energy sources and the risks of global climate change;
•changes in tax laws, regulations and policies;
•merger, acquisition and divestiture activity among exploration and production companies (“E&P Companies”);
•the availability of, and access to, suitable locations from which our customers can explore and produce hydrocarbons;
•activities by non-governmental organizations to restrict the exploration, development and production of oil and gas in light of environmental considerations;
•disruption to exploration and development activities due to hurricanes and other severe weather conditions and the risk thereof;
•natural disasters or incidents resulting from operating hazards inherent in offshore drilling, such as oil spills;
•the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership and environmental policies, changes in geopolitical-social views toward fossil fuels and renewable energy and changes in investors’ expectations regarding environmental, social and governance matters; and
•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in oil or natural gas producing areas of the Middle East or geographic areas in which we operate, or acts of terrorism.
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
Moreover, there has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. The continuing COVID-19 crisis has caused significant adverse impacts on the global economy and we do not know when this trend will improve.
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

Global, International and National trends to renewable energy based infrastructure and power supply and generation may cause long term demand for our customers products and services to fall, and in turn affect the demand for our services.

Various global and transnational initiatives exist, and continue to be proposed by governments, non-governmental organizations and power suppliers in particular, which exist to hasten the long term transition from fossil fuels to low or zero carbon alternatives, such as wind, water or hydrogen based power or fuel sources. We provide drilling services to customers who own and produce fossil fuels, and therefore where low or zero based carbon policies are implemented in territories in which we operate or may be capable of operating in the future, there exists a risk that demand for our customer’s services falls or fails to increase, and in turn the demand for our rigs and services falls or fails to increase.
Down-cycles in the jack-up drilling industry and other factors may affect the market value of our jack-up rigs and the newbuild rigs we have agreed to purchase.
Consumer demand in the shallow-water offshore drilling market, or the jack-up drilling market, has been adversely impacted by trends in the price of oil since 2014 and has not yet recovered, as trends in the price of oil impact the spending for jack-up rigs. If oil prices do not stabilize at favorable levels or we experience continued or further oil price down-cycles, we expect customer demand will continue to be negatively affected. Adverse developments in the offshore drilling industry including the price of oil, can cause the fair market value of our existing and newbuild jack-up rigs to decline. In addition, the fair market value of the jack-up rigs that we currently own, have agreed to acquire, or may acquire in the future, may decrease depending on a number of factors, including:
•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;
•developments in the global economy including in oil prices and demand in the shall-water offshore drilling market, as well as the impact of the COVID-19 crisis on the foregoing impact our ability to operate rigs;
•the types, sizes and ages of our jack-up rigs;
•the supply and demand for our jack-up rigs;
•the costs of newbuild jack-up rigs;
•prevailing drilling services contract dayrates;
•government or other regulations; and
•technological advances.
If jack-up rig values fall significantly, we may have to record an impairment in our financial statements, which could affect our results of operations. Certain of our competitors in the offshore drilling industry may have a larger or more diverse fleet and a more favorable capitalization than we do, which could allow them to better withstand any impairment recorded for their own fleets or the effects of a commodity price down-cycle. Additionally, if we sell one or more of our jack-up rigs at a time when drilling rig prices have fallen, we may incur a loss on disposal and a reduction in earnings, which may cause us to breach the covenants in certain of our finance agreements. We have stated that we may sell a small number of vessels on an opportunistic basis and we face difficult market conditions for any such sales and could incur losses. Under certain of our Financing Arrangements, we are required to comply with loan-to-value or minimum-value-clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the jack-up rigs securing borrowings under each of such agreements decrease below required levels. If we are unable to comply with the covenants in certain of our financing agreements and we are unable to get a waiver, a default could occur under the terms of those agreements. We have agreed amendments with secured creditors in respect of certain covenants under certain of our loan facilities including loan to value covenants and to change interest payment dates under certain of our loan facilities and we have also agreed to include loan to value covenants in other facilities as part of our agreement with creditors in January 2021, which included among other things, interest deferrals. See “Item 5.B Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

Our operations involve risks due to their international nature.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:
•terrorist acts;
•armed hostilities, war and civil disturbances;
•acts of piracy, which have historically affected marine assets;
•significant governmental influence over many aspects of local economies;
•the seizure, nationalization or expropriation of property or equipment;
•uncertainty of outcome in court proceedings in any jurisdiction where we may be subject to claims;
•the repudiation, nullification, modification or renegotiation of contracts;
•limitations on insurance coverage, such as war risk coverage, in certain areas;
•political unrest;
•the occurrence or threat of epidemic or pandemic diseases or any governmental or industry response to such occurrence or threat, which could impact demand and our ability to conduct operations;
•monetary policy and foreign currency fluctuations and devaluations;
•an inability to repatriate income or capital;
•complications associated with repairing and replacing equipment in remote locations;
•import-export quotas, wage and price controls, and the imposition of trade barriers;
•imposition of, or changes in, local content laws and their enforcement, particularly in West Africa and Southeast Asia, where the legislatures are active in developing new legislation;
•sanctions or trade embargoes;
•compliance with various jurisdictional regulatory or financial requirements;
•compliance with and changes to tax laws and interpretations;
•other forms of government regulation and economic conditions that are beyond our control; and
•government corruption.
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
Many jack-up drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to declining oil and natural gas prices. Our jack-up drilling contracts, including our bareboat contracts with equity method investments in Mexico,  typically range from three to twenty-four months, although contract periods may be longer in certain countries or regions. During oil price down-cycles, our customers may be unwilling to commit to long-term contracts. Short-term drilling contracts do not provide the stability or visibility of revenue that we would otherwise receive with long-term drilling contracts.
In addition, in difficult market conditions, some of our customers may seek to terminate their agreements with us or to renegotiate our contracts using various techniques, including threatening breaches of contract, relying on force majeure clauses, and applying commercial pressure. Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee or compensation for costs incurred up to termination. For example, in April 2020, one of our clients, ExxonMobil, served notice to exercise its rights to terminate two contracts in West Africa due to COVID-19 related issues, triggering an obligation to pay an early termination fee. The general principle under our arrangements with customers typically is that any such early termination payment, where applicable, should compensate us for lost revenues less operating expenses for the remaining contract period; however, in some cases, any such payments may not fully compensate us for the loss of the drilling contract. Under certain circumstances our contracts may permit customers to terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may have special termination rights by law. Our customers themselves may have contracts from their customers terminated in reliance on similar contractual provisions, putting pressure on our customers to terminate or renegotiate their agreements with us.
During periods of challenging market conditions, we may be subject to an increased risk of our (i) customers choosing not to renew short-term contracts or drill option wells, (ii) customers repudiating contracts or seeking to terminate contracts on grounds including extended force majeure circumstances or on the basis of assertions of non-compliance by us of our contractual obligations, (iii) customers seeking to renegotiate their contracts to reduce the agreed day rates and (iv) cancellation of drilling contracts for convenience (with or without early termination payments). For instance, in Spring 2020, the Company received early terminations, suspensions and cancellation of contracts for six rigs. Loss of contracts may have a material adverse effect on our business, financial condition and results of operations.
Prevailing market conditions, including the supply of jack-up rigs worldwide, may affect our ability to obtain favorable contracts for our newbuild jack-up rigs or our jack-up rigs that do not have contracts.
As of March 2021, 186 jack up rigs in the existing fleet were off contract and a relatively large number of the drilling rigs under construction have not been contracted for future work, including the five jack-up rigs we have agreed to purchase which have not been delivered. In addition, as of April 13, 2021 we had 10 rigs warm stacked which are available for contracting, with one of these - "Skald" - scheduled to start operations in June 2021.
The current over-supply of jack-up rigs may be exacerbated by the entry of newbuild rigs into the market, many of which are without drilling contracts (including the 5 rigs we have agreed to purchase). The supply of available uncontracted jack-up rigs has intensified price competition, reducing dayrates as the active fleet worldwide grows. The COVID-19 crisis has exacerbated this trend with its impact on rig operations and demand as a result of the impact on the global economy and oil prices. Customers may also opt to contract older rigs in order to reduce costs, which could adversely affect our ability to obtain new drilling contracts due to our newer fleet. For an overview of our fleet, see the section entitled “Item 4.B Business Overview—Our Business—Our Fleet.”
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
The Total Contract Backlog (in $ millions) presented in this annual report is only an estimate and is not the same measure as the acquired contract backlog presented in our Consolidated Financial Statements. Many of our contracts are short-term. As of December 31, 2020, our Total Contract Backlog was approximately $132.1 million, excluding unexercised options, and we had nine contracts that expire during 2021 and two contracts that expire during 2022. Actual expiry dates could be earlier or later.
The actual amount of revenues earned and the actual periods during which revenues are earned will be different from our Total Contract Backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. We do not adjust our Total Contract Backlog for expected or unexpected downtime. If we or our customers are unable to perform under our or their contractual obligations, this could lead to results that vary significantly from those contemplated by our Total Contract Backlog.

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

The continuing global uncertainty caused by the COVID-19 crisis has contributed to the uncertainty as to our Total Contract Backlog. For example, in 2020 we received early termination notices for three ongoing contracts and one cancellation of an upcoming contract. This uncertainty and related impact on us may continue.
Our Joint Ventures for integrated well services business in Mexico may not make a profit, and we may receive cash calls from our Joint Ventures in order to fund working capital or capital expenditure outlays.
During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“PEMEX”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing for 49% of the equity of Opex and Akal. CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owns 51% of each of Opex and Akal. . We provide five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, which are owned in the same  way as Opex and Akal.  Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical service agreements to Opex and Akal. Opex and Akal also contract  technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our principal shareholders, Schlumberger) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enables Opex and Akal to  provide  bundled integrated well services to PEMEX. The potential revenue earned is fixed under each of the PEMEX contracts, while Opex and Akal manage the drilling services and related costs on a per well basis. Therefore, if Opex or Akal are unable to complete each well within the time and cost agreed, they bear the completion risk.

Our Joint Ventures in Mexico have experienced payment delays from the customer, which has had and could continue to have a significant impact on our liquidity.
Our Joint Venture has experienced delays in getting invoices approved and paid by PEMEX, which delays have had a significant impact on our liquidity at various times in 2020. In order to improve this situation, in May 2020, the Joint Venture entered into an agreement with a Mexican state controlled bank whereby payment of a portion of these invoices, subject to PEMEX approval, can be advanced through a factoring solution with the target to secure a more stable cash flow. If Opex or Akal are nonetheless unable to receive payment from their customer in a timely fashion, as shareholders we may be required to fund working capital or capital expenditure outlays, or we may not be paid dividends or any other distributions in a timely manner or at all. If Opex or Akal are unable to make a profit, we will recognize losses from our equity method investments and may be unable to receive dividends or distributions from those businesses. This could have a significant adverse effect on our operations and liquidity. We are also obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal where the Board of Opex or Akal make a cash call to the shareholders under the provisions of the Shareholder Agreements.
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
We were established in 2016 and have since that time experienced significant expansion, especially during 2018 when we acquired Paragon Offshore Limited (or Paragon as defined below) and shortly thereafter proceeded with a reorganization program. This growth, combined with the loss of historically significant individuals and relationships in the legacy Paragon business, resulted in too few accounting personnel to adequately follow and maintain our accounting processes, and constrained our ability to deploy resources with which to address compliance with internal controls over financial reporting. Subsequently, and although we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of preparing and auditing our consolidated financial statements, we and our independent registered public accounting firm respectively identified a material weakness in our internal control over financial reporting as of December 31, 2018, December 31, 2019 and December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of a sufficient number of competent financial reporting and accounting personnel to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Our independent registered public accounting firm did not undertake an assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had they performed an assessment of our internal control over financial reporting, additional material weaknesses may have been identified.
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
To remedy our identified material weakness and other control deficiencies, we are continuing to take steps to strengthen our internal control over financial reporting, including hiring more technically qualified accounting personnel to strengthen the financial reporting function and to improve the financial and systems control framework. Further, we have engaged and may continue to engage external consultants to help us assess the design and implementation of our internal controls. Additionally, we may also engage external consultants for testing and compliance to assist us in the evaluation of the effectiveness of our controls, as defined in Rule 13a-15 of the Exchange Act. These measures may not be sufficient to improve our internal controls to remediate and eliminate any material weaknesses.

We rely on a limited number of customers, and we are exposed to the risk of default or material non-performance by customers.
We have a limited number of customers and potential customers for our services. Mergers among oil and gas exploration and production companies have further reduced the number of available customers, which may increase the ability of potential customers to achieve pricing terms favorable to them as the jack-up drilling market recovers. Our five largest customers, subsidiaries of ExxonMobil, NDC, Spirit Energy, Perfomex and ENI, comprised 58% of our revenue, including related party revenue for the year ended December 31, 2020.

We are subject to the risk of late payment, non-payment or non-performance by our customers. Certain of our customers may be highly leveraged and subject to their own operating and regulatory risks and liquidity risk, and such risks could lead them to seek to cancel, repudiate or seek to renegotiate our drilling contracts or fail to fulfill their commitments to us under those contracts. These risks are heightened in periods of depressed market conditions. If we experience payment delays or non-payments, we may be unable to make scheduled payments which exposes the business to risk of litigation or defaults, including under our Financing Arrangements, which may have a material adverse effect on our business.
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

We are reliant on positive cash flow generation from our Joint Ventures, and we may not receive funds in a timely manner.

Our Mexican Joint Venture businesses operate five of our rigs, which we provide to them on bareboat lease contracts. These rigs are bundled with other services from other providers by the Joint Venture Businesses and provide Integrated Drilling Services to PEMEX, who is their sole ultimate customer. Within our operating and liquidity assumptions for 2021 and future years, we have made certain assumptions around the profitability, timing and amounts of receipts of cash from the Joint Venture Businesses, whether by repayment of loans, payment of the bareboat or proposed distributions to shareholders, if declared. In addition, we had outstanding receivables due from the Joint Venture Businesses on our balance sheet of $34.9 million as of December 31, 2020, collection of which is dependent on the Joint Venture Businesses collecting amounts due to them from PEMEX.

The timing of payments made by PEMEX to suppliers, including our Joint Venture Businesses, is often later than contractual terms and this has impacted our liquidity and continues to do so. Should PEMEX continue to not pay our Joint Venture Businesses in a timely manner, the Joint Venture Businesses in turn will continue to not be able settle receivable balances with us in a timely manner which would continue to adversely affect our working capital, and may necessitate seeking additional funding and there is no assurance that we will be able to obtain such funding on reasonable terms or at all.

During 2020, one of our JVs, Opex, entered into a factoring agreement with NAFINSA, a state owned bank, subject to certain criteria including a timely approval of invoices by PEMEX. One of our Mexican JVs has also agreed the terms of a factoring agreement with an international financing entity which allows for $50 million to $150 million of receivables in the JV to be factored, with a variable rate of interest on balances outstanding until collection. As of the date of this report, no amounts have been factored under this facility. However there is no guarantee that they will receive timely approval of invoices from PEMEX, or receive funds in a faster timescale than their historical working capital cycle; and there is no assurance that they will enter into more effective, or indeed any other, factoring arrangements in the future; and where any factoring arrangement is entered into, the cost of such factoring may be expensive and could have a material and adverse impact on the results and cashflows of Opex or AKAL which could have a material impact on cashflows or us and accordingly our liquidity.
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
When a jack-up rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare the jack-up rig for stacking and maintenance in the stacking period. As of December 31, 2020, we had 12 jack-up rigs that were “warm stacked,” which means the rigs, including our newbuild jack-up rigs which have not yet been activated, are kept ready for redeployment and retain a maintenance crew, and one rig that was “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed, not including our jack-up rigs being activated to commence drilling operations as of such date. When idled or stacked, jack-up rigs do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. These expenses may be significant. Should units be idle for a longer period, we may be unable to reduce these expenses. This could have a material adverse effect on our business, financial condition and results of operations.

We incur activation and reactivation costs, which we may not fully recoup from our customers.
We have incurred significant costs activating and mobilizing our newbuild fleet as contracts have been secured, in particular for the five rigs which are working in Mexico. In addition, as of April 13, 2021, we had 10 rigs warm stacked which are available for contracting, with one of these - "Skald" - scheduled to start operations in June 2021. These rigs may require additional activation or reactivation costs before commencing operations, if contracted. Also, as of April 13, 2021, we had an order with Keppel for five newbuild jack-up rigs, which are currently scheduled for delivery in 2023 following the 2021 Amendments (see please see “Item 5.B Liquidity and Capital Resources – Our Existing Indebtedness.” - “2021 Amendments”). In connection with contract commencement of any our newbuild jack-up rigs, we will incur costs relating to the activation of such newbuild rigs. These costs are significant and historically have been in the range of $11 million to $14 million per newbuild jack-up rig activated and may be higher dependent upon the circumstances of the rig activation. Costs vary based on the scope and length of such required preparations and fluctuate depending upon the type of activity that the rig is intended to perform.
In addition, construction of our newbuild jack-up rigs is subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, the failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, the inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, and work stoppages and other labor disputes. Risks include adverse weather conditions or any other events such as yard closures due to epidemics or pandemics, terrorist acts, war, piracy or civil unrest (which may or may not qualify as force majeure events in the relevant contract). Significant cost overruns or delays could have a material adverse effect on our business, financial condition and results of operations. Additionally, failure to deliver a newbuild rig on time may result in the delay of revenue from that rig. Newbuild jack-up rigs may also experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime or the cancellation or termination of drilling contracts, which could have a material adverse effect on our business, financial condition and results of operations.
The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry recovers.
Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. In some regions, the limited availability of qualified personnel in combination with local regulations focusing on crew composition are expected to further impact the supply of qualified offshore drilling crews. In addition, during industry down-cycles, such as the extended downturn experienced over the past few years, qualified personnel may elect to seek alternative employment and may not return to the offshore drilling industry immediately during periods of recovery, if at all, which may have the effect of further reducing the supply of qualified personnel.
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

The travel and other restrictions implemented in response to the COVID-19 outbreak have made it difficult to transport personnel to our rigs which has impacted operations and we expect to continue to experience such disruptions as long as this outbreak continues. It is difficult to predict whether certain countries will continue to operate ‘closed border’ policies, enable foreign employees to continue to travel or to prioritize the offshore sector as and when COVID-19 related restrictions begin to be relaxed. In addition, it is difficult to know when COVID-19 related restrictions may be relaxed or re-implemented in any given territory where we operate.
We have established, and may from time to time be a party to certain joint venture or other contractual arrangements with partners that introduce additional risks to our business.
We have established, and may again in the future establish, relationships with partners, whether through the formation of joint ventures with local participation or through other contractual arrangements. For example, in Mexico, our operations are structured through the JV structures with our local partner in Mexico, CME, to provide integrated well services to PEMEX, pursuant to two contracts (“PEMEX Contracts”). We commenced operations under the first PEMEX Contract in August 2019 and under the second contract in March 2020.
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
In order to provide drilling services to our customers, we rely on subcontractors to perform certain services. We may be liable to our customers in the event of non-performance by any such subcontractor. We cannot ensure that our back-to-back arrangements with our subcontractors, contractual indemnities or insurance arrangements will provide adequate protection for the risks we face. To the extent that there is any back-to-back arrangement, contractual indemnity and/or receipt of evidence of insurance from a subcontractor, there can be no assurance that our subcontractors will be in a financial position to honor such arrangements in the event a claim is made against us by a customer and we seek to pass on the related damages  to the subcontractor. In addition, under the laws of certain jurisdictions, there may be circumstances in which such indemnities  are not enforceable. The foregoing could result in us having to assume liabilities in excess of those agreed in our contracts, which may have a material adverse effect on our business, financial condition and results of operations.
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
During the current COVID-19 pandemic we are facing ongoing operational disruptions, including delays, unavailability of normal infrastructure and services which cause limited access to, or movement of equipment, critical goods, and personnel. Movement of rigs between countries has been impacted by border closures and reduced availability of customs officials. Our crews work on a rotation basis, with a substantial portion relying on international air transport for rotation. Disruptions due to quarantine following positive testing on our rigs have impacted the cost of rotating crews and the ability to maintain a full crew on all rigs at a given time. Global disruptions in the supply chain and industrial production may have a negative impact on our ability to secure necessary supplies for our rigs and services, among other potential consequences attendant to epidemic and pandemic diseases.
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
We also face risks in connection with the impact of COVID-19 and related restrictions on our on-shore staff. For example, increased reliance on remote working has increased and may continue to increase the likelihood of cyber security attacks.
The extent of the continued impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. The COVID-19 pandemic has had and is likely to continue to have, an adverse impact on, our business including our ability to keep all rigs operational at all times.
Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Public health threats, such as COVID-19, Ebola, influenza, SARS, the Zika virus and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our business and financial results. We have experienced and continue to experience disruption in crewing our rigs as a result of the COVID-19 outbreak which has impacted our rig operations. Such disruptions could have a material impact on our business, and such impact is expected to continue as long as the outbreak impacts the global economy.

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
Our jack-up rigs are built and maintained in accordance with the rules of a classification society, currently being ABS. The class status varies depending on a jack-up rig’s status (stacked or in operation). Operational rigs are certified by the relevant classification society as being in compliance with the mandatory requirements of the relevant national authorities in the countries in which our jack-up rigs are flagged and other applicable international rules and regulations. If any jack-up rig does not maintain the appropriate class certificates for its present status (stacked or in operation), fails any periodic survey or special survey and/or fails to comply with mandatory requirements of the relevant national authorities of its flag state, the jack-up rig may be unable to carry on operations and, depending on its status (stacked or in operation), may not be insured or insurable. Any such inability to carry on operations or be employed could have a material adverse effect on our business, financial condition and results of operations.
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
If we are unable to transfer cash from our subsidiaries, then even if we have sufficient resources on a consolidated basis to meet our obligations when due, we may not be permitted to make the necessary transfers from our subsidiaries to meet our debt and other obligations when due. The terms of certain of our Financing Arrangements, which are described under “Item 5. Operating and Financial Review and Prospects—Our Existing Indebtedness,” also limit certain intragroup cash transfers and require us to maintain reserves of cash that could inhibit our ability to meet our debt and other obligations when due.
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

We depend on digital technologies to conduct our offshore and onshore operations, to collect payments from customers and to pay vendors and employees. Additionally, since the beginning of the COVID-19 pandemic, certain of our offices have been closed, and a large proportion of our onshore employee base have either been required to or encouraged to work remotely which has made us more dependent on digital technology to run our business.
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
Remote working increases the risk of cyber security issues. We have been subject to cyberattacks. For example, we have been targeted by parties using fraudulent “spoof” and “phishing” emails and other means to misappropriate information or to introduce viruses or other malware through “trojan horse” programs to our computers. In response to these attacks and to prevent future attacks, we have engaged, and may in the future engage, third party vendors to review and supplement our defensive measures and assist us in our effort to eliminate, detect, prevent, remediate, mitigate or alleviate cyber or other security problems, although such measures may not be effective.
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
We believe that substantially all of the material claims against Paragon Offshore plc that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 proceedings and have been or will be resolved in accordance with the plan of reorganization and the order of the Bankruptcy Court confirming such plan. If, however, we are subject to claims that are attributable to Paragon Offshore plc, or any of its subsidiary undertakings, including in accordance with certain litigation arrangements in place prior to the acquisition of Paragon, our business, financial condition and results of operations could be adversely affected.
RISK FACTORS RELATED TO OUR FINANCING ARRANGEMENTS
Future cash flows may be insufficient to meet obligations under the terms of our Financing Arrangements.
As of December 31, 2020, we had $1,857.5 million in principal amount of debt outstanding (including current portion but excluding back-end fees), representing 58.6% of our assets. As of December 31, 2020, our principal debt instruments included the following:
•$270 million drawn on our Syndicated Facility (which excludes utilization under the $70 million tranche for guarantees)
•$30 million drawn on our New Bridge Facility,
•$195 million drawn on our Hayfin Facility,
•$1,012.5 million outstanding to shipyards under delivery financing arrangements, and
•$350 million outstanding under our convertible bonds.
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
Our delivery financing arrangements are secured by the relevant rigs that are financed, being twelve rigs as of December 31, 2020. In relation to nine of our delivered PPL rigs, the respective rig owners’ financial obligations are cross-guaranteed and cross-collateralized. In relation to three of our delivered Keppel rigs, secured finance is in place. We have committed delivery financing in relation to four of our undelivered rigs and one undelivered rig does not have delivery finance arrangements.
Following the amendments to the Syndicated Facility, the New Bridge Facility, the Hayfin Facility and the Existing Shipyard Financing in June 2020 and pursuant to the 2021 Amendments (see please see “Item 5.B Liquidity and Capital Resources – Our Existing Indebtedness.” - “2021 Amendments”), this debt will now mature between the first quarter of 2023 and 2026. In addition, outstanding obligations under our Hayfin Facility, Syndicated Facility and New Bridge Facility will mature in 2022. Certain payment obligations for accrued interest fall due in the first quarter of 2022 and obligations to make payments to purchase the undelivered rigs from Keppel fall due in May 2023 (“Tivar”), July 2023 (“Vale”), September 2023 (“Var”), October 2023 (“Huldra”) and December 2023 (“Heidrun”). Our convertible Bonds mature in 2023. Please see - “Item 5.B Liquidity and Capital Resources – Our Existing Indebtedness.”.
These obligations will require significant cash payments, or we will need to refinance such debt. Our future cash flows may be insufficient to meet all of these debt obligations and contractual commitments and we do not expect to have sufficient cash to repay all of these facilities at their currently scheduled due dates and expect we will need to refinance at least some of these facilities, and if we are unable to repay or refinance our debt and make other debt service payments as they fall due, we would face defaults under such debt instruments which could result in cross-defaults under other debt instruments.
Our ability to fund planned expenditures and amortization payments related to our delivery financing arrangements, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control.
Our outstanding and future indebtedness could affect our future operations, since a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt, and consequently will not be available for other purposes. If we are unable to repay our indebtedness as it becomes due at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings—however, covenants in certain of our credit facilities limit our ability to take some of these actions without consent. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, a default could occur under certain or all of our Financing Arrangements. If we are able to refinance our debt or raise new debt or equity financing, such financing might not be on favorable terms. For the substantial doubt over our ability to continue as a going concern, please refer to note 1 of our Consolidated Financial Statements.
If we fail to make a payment when due under our newbuilding contracts, fail to take delivery of our newbuild jack-up rigs in accordance with the relevant contract terms or otherwise breach the terms of any of our newbuilding contracts we could lose all or a portion of the pre delivery installments paid to Keppel, which as of December 31, 2020, amounted to $190.2 million, and we could be liable for penalties and damages under such contracts in which case our business, financial condition and results of operations could be adversely affected.
Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.
We are largely dependent on cash generated by our operations, cash on hand, borrowings under our Financing Arrangements and potential issuances of equity or long-term debt to cover our operating expenses, service our indebtedness and fund our other liquidity needs. The level of cash available to us depends on numerous factors, including the price of oil, current global economic conditions, demand for our services, the dayrates we are paid by our customers, the level of utilization of our drilling rigs, our ability to control and reduce costs, our access to capital markets and amounts available to us under our Financing Arrangements and amounts received from our JVs. One or more of such factors could be negatively impacted and our sources of liquidity could be insufficient to fund our operations and service our obligations such that we may require capital in excess of the amount available from those sources. Our access to funding sources in amounts adequate to finance our operations and planned capital expenditures and repay our indebtedness or on terms that are acceptable could be impaired by factors such as negative views and expectations about us, the oil and gas industry or the economy in general and disruptions in the financial markets.
Our financial flexibility will be severely constrained if we experience a significant decrease in cash generated from our operations or are unable to maintain our access to or secure new sources of financing. If additional financing sources are unavailable, or not available on reasonable terms, our financial condition, results of operations, growth and future prospects could be materially adversely affected, and we may be unable to continue as a going concern. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings under Financing Arrangements and debt financings and new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs. For the substantial doubt over our ability to continue as a going concern, please refer to note 1 of our Consolidated Financial Statements.
We currently have limited cash resources and we have limited incremental facilities and limited or no ability to draw on any incremental credit facilities without lender consent. We are also subject to minimum liquidity covenants. (Please see “Item 5.B Liquidity and Capital Resources – Our Existing Indebtedness.” for further details of the agreed terms and conditions precedent to their effectiveness). We have significant debt maturities in 2023 which will require us to raise additional financing and/or extend maturities due in 2023.
As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, may not be successful in doing so.
Our cash flow needs, both in the short-term and long-term, include:
•normal recurring operating expenses,
•planned and discretionary capital expenditures, and

•repayment of debt and interest.

We have incurred significant losses since inception and are dependent on additional financing in order to fund continued losses expected in the next 12 months and to meet its existing capital expenditure commitments and further execute on its planned capital expenditure program. The negative cash effects as a result of previous and any future contract terminations further extend the existing need for additional financing.

We currently have limited cash resources and we have limited or no ability to draw on credit facilities without lender consent. We have significant debt maturities and capital commitments in 2023 which will require us to raise additional financing and/or extend maturities due in 2023.
We may seek to raise additional capital in a number of ways, including accessing capital markets, obtaining additional lines of credit or disposing of assets. We may also issue additional securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders. However, we can provide no assurance that any of these options will be available to us on acceptable terms, or at all. Current capital market conditions as well as industry conditions and our debt levels could make it very difficult or impossible to raise capital until conditions improve.
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
Certain of our Financing Arrangements impose operating and financial restrictions on us. These restrictions may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions and may otherwise prohibit or limit our ability to undertake certain business activities without consent of the lending banks. In addition, the restrictions contained in certain of our Financing Arrangements and future financing arrangements could impact our ability to withstand current or future economic or industry downturns, compete with others in our industry for strategic opportunities or operationally (to the extent our competitors are subject to less onerous restrictions) and may also limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. These restrictions include (i) paying dividends and repurchasing our Shares, (ii) changing the general nature of our business, (iii) making financial investments, (iv) entering into certain secured capital markets indebtedness. Furthermore, a change of control event occurs if Mr. Tor Olav Trøim ceases to serve on our Board or Mr. Tor Olav Trøim ceases to maintain ownership of at least six million shares (subject to adjustment for certain transactions).

The terms of certain of our Financing Arrangements require us to maintain specified financial ratios and to satisfy financial covenants. In June 2020 we obtained waivers from compliance with certain covenants and consents to defer certain interest payments, and we ultimately reached agreement with our secured creditors to defer certain payments and to amend financial covenants. Through the 2021 Amendments we have agreed similar amendments to our Financing Arrangements (Please see “Item 5.B Liquidity and Capital Resources – Our Existing Indebtedness.”) for further details of the agreed terms and conditions precedent to their effectiveness). We may not be able to obtain our lenders’ consent to waive or amend covenants that are beneficial for our business, which may impact our performance. Moreover, in connection with any future waivers or amendments to our Financing Arrangements that we may obtain, our lenders may modify the terms of our Financing Arrangements or impose additional operating and financial restrictions on us. If we are unable to comply with any of the covenants in our current or future debt agreements, and we are unable to obtain a waiver or amendment from our lenders, a default could occur under the terms of those agreements.

In addition, our Hayfin Facility agreement contains a requirement that we maintain minimum cash collateral equal to three months interest on the facility when the jack-up rigs providing security thereunder are not actively operating under an approved drilling contract (as defined in the Hayfin Facility agreement) from January 1, 2021. In addition, if there is a change of circumstances that the lenders under certain of our Financing Arrangements believe has had, or is reasonably likely to have, a material adverse effect on our business, our ability to comply with our obligations under our Financing Arrangements and/or the security we have provided for our obligations, the lenders may have the right to declare a default.

The lenders under certain of our Financing Arrangements may also require replacement or additional security if the fair market value of the jack-up rigs over which security is provided is insufficient to meet the market value-to-loan covenant in our various agreements. Any impairment charges to our jack-up rigs or other investments and assets could adversely impact our ability to comply with the financial ratios and tests in certain of our Financing Arrangements. Our Financing Arrangements also contain events of default which include non-payment, cross default, breach of covenants, insolvency and changes that have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform obligations under any of such agreements or related security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders under our Financing Arrangements may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. In addition, PPL also have a requirement that the Company should provide additional security if the average value of any rigs financed under the PPL arrangement falls below $70 million in 2021, $75 million in 2022 or $80 million thereafter. Additionally, the Syndicated Facility and New Bridge Facility agreements contain a “Most Favored Nation” clause whereby the lenders thereunder have a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements.
We may not be able to obtain our lenders’ consent to waive or amend covenants that are beneficial for our business, which may impact our performance. Moreover, in connection with any future waivers or amendments to our Financing Arrangements that we may obtain, the terms of our Financing Arrangements may be modified to impose additional operating and financial restrictions on us. If we are unable to comply with any of the covenants in our current or future debt agreements, and we are unable to obtain a waiver or amendment from our lenders, a default could occur under the terms of those agreements.
If there is a default under our Financing Arrangements, this would enable the lenders thereunder to terminate their commitments to lend and accelerate the loan and declare all amounts borrowed due and payable or require the unwinding of certain guarantees provided under our Syndicated Facility. Our Financing Arrangements contain cross-default provisions, meaning that if we are in default under any of our Financing Arrangements, this would result in a cross-default under our other Financing Arrangements and shipyard loans as well as our convertible bonds, and enable such creditors to declare all amounts payable (i.e. “accelerate”) thereunder. We do not have funds to pay amounts outstanding under such debt instruments if amounts outstanding thereunder are accelerated. This could result in us seeking protection under bankruptcy laws or making an insolvency filing.

Our Financing Arrangements allow our secured creditors, under certain conditions, to purchase our rigs at or near the outstanding balance of debt, or to cancel planned newbuilding contracts thereby reducing our premium fleet.

As a result of the 2021 Amendments (Please see “Item 5.B Liquidity and Capital Resources – Our Existing Indebtedness.”), our secured lenders have purchase options on two of our rigs, the ‘Thor’ and the ‘Skald’, if we do not activate the rigs for work before the end of 2021, with a right for us to repay/refinance loan and retain the rig within a certain time period. In addition, our shipyard rig providers PPL has the right to repurchase one rig, the ‘Gyme’, if the rig is not activated, and which is currently not activated. Exercise of those purchase options would lead to an impairment of the book value of those rigs. In addition, Keppel have the right to terminate our five newbuilding contracts with no refund of deposits, or other compensation, if it receives an offer from a third party, unless Borr purchases the rigs at the offer price within a certain time period. PPL has been granted a purchase option in respect of the “Gyme” for the price of the outstanding secured debt on the relevant rig, with the right for the company to repay/refinance the loan and retain the rig within a certain time period. It is difficult to predict if and when any of these options will be exercised, and whether we would seek (or be able to raise) alternate financing at that time in order to retain the relevant rigs and newbuilding contracts.
Our Financing Arrangements are not necessarily reflective of those that may be in place from time to time.
We may need to borrow from time to time to fund working capital and capital expenditures, such as activation, reactivation and mobilization costs and/or to fund the issuance of guarantees required for temporary import of rigs, customs bonds, performance guarantees or other needs, subject to compliance with the covenants in certain of our Financing Arrangements. However, our business is capital intensive and to the extent we do not generate sufficient cash from operations and to the extent we are unable to draw under our credit facilities, we may need to raise additional funds through public or private debt or equity offerings or through bank, shipyard or other financing arrangements to fund our capital expenditures, and in industry down cycles, our operating expenses. We may not be able to raise additional indebtedness. Any additional indebtedness which we are able to raise may include additional revolving credit facilities, term loans, bonds, refinancing of our Financing Arrangements or other forms of indebtedness. We may also issue additional Shares or other securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders.

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
We face risks in connection with delivery financing arrangements in place with Keppel

We have an order book with Keppel for five newbuild jack-up rigs as of December 31, 2020, and we have corresponding delivery financing facilities with Keppel for four of these rigs in the amount of $415.3 million in respect of certain newbuild jack-up rigs that were originally to be delivered by Keppel no later than the end of 2020, but are now scheduled to be delivered in 2023. Accordingly, as new rigs are delivered, our indebtedness will increase, as will our debt service payments, and we will be required to comply with the covenants in such facilities. We have not secured finance for 'Tivar". In addition, pursuant to the 2021 Amendments, Keppel may cancel these newbuilding contracts at any time prior to delivery, if they receive a bona fide offer from a third party. We have a right to match any offer they receive to continue with the newbuilding contracts, but this will accelerate payments due from us to Keppel.
We have been provided with refund guarantees and/or parent company guarantees as security for Keppel’s obligation to refund predelivery installment payments in the event of a default by Keppel. Such guarantees entitle us to a refund under the relevant construction contract. If we are not able to secure finance for "Tivar" and /or Keppel is unable to honor its obligations to us, including the obligation to refund installment payments under certain circumstances or provide the underlying financing for our delivery financing arrangements, and we are not able to borrow additional funds, raise other capital or use available cash on hand or borrowings under our Syndicated Facility and New Bridge Facility and available current cash on hand are not sufficient to pay the remaining installments related to our contracted commitments for our newbuild jack-up rigs, we may not be able to acquire these jack-up rigs and/or may be subject to lengthy arbitral or court proceedings, any of which may have a material adverse effect on our business, financial condition and results of operations.
We are also required to meet conditions to draw the loans to be provided under these delivery financing facilities, including giving customary representations and confirmation at the time of borrowing, and if we are unable to meet such conditions we would need to obtain alternative financing. We believe it would be very challenging to obtain alternative financing at this time, therefore a failure to meet draw conditions could result in a breach of contract to acquire the rig, and loss of deposit which could impact other financing arrangements.
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
For example in 2019 we invested in forward contracts for marketable securities in Valaris PLC (formerly EnscoRowan PLC) and incurred total realized loss on expiration of the contracts of approximately $91.0 million.
An economic downturn could have an adverse effect on our ability to access the capital markets.
Negative developments in worldwide financial and economic conditions could impact our ability to access the lending and capital markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions could in the future impact lenders' willingness to provide credit facilities to us, or our customers, causing them to fail to meet their obligations to us.
A renewed period of adverse development in the outlook for the financial stability of European, Middle Eastern or other countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our business, financial condition and results of operations. Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our ability to access the capital markets. In addition, turmoil and hostilities in various geographic areas and countries around the world add to the overall risk picture.
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
The COVID-19 outbreak and its impact on the global economy has had a significant adverse impact on the global economy and capital and lending markets, which has and may continue to subject us to the risks and impacts described above.
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
Moreover, on March 5, 2021, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, confirmed that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of Sterling, Euro, Swiss franc and Japanese yen settings and immediately after June 30, 2023, in the case of remaining US dollar settings. The overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR. Uncertainty as to the nature of such potential phase-out and alternative reference rates or disruption in the financial market could have a material adverse effect on our business, financial condition and results of operation.
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
As an emerging growth company, we are not currently subject to the requirement of auditor attestation of internal controls and certain disclosure requirements.
We qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which exempts us from including the filing of an auditor’s attestation report regarding the effectiveness of our internal controls on financial reporting until we are no longer an emerging growth company, or we become a large accelerated filer and have and intend to continue to take advantage of this exemption. By relying on this exemption, investors will not have the benefit of an auditor attestation report on our internal controls, which could impact investor confidence and ultimately investors' ability to evaluate the effectiveness of our internal controls and to identify deficiencies and weaknesses. As an emerging growth company we are also exempt from certain other disclosure requirements applicable to other SEC reporting companies such as the requirement for our auditor to disclosure critical audit matters in its audit report, and therefore investors will not benefit from such disclosures as they would if we were not an emerging growth company.
We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
Our business is subject to international, national and local, environmental and safety laws and regulations, treaties and conventions in force from time to time including:
•the United Nation’s International Maritime Organization, or the “IMO,” International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or “MARPOL,” including the designation of Emission Control Areas, or “ECAs” thereunder;
•the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, or the “CLC”;
•the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”;

•the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, or “SOLAS”;
•the IMO International Convention on Load Lines, 1966, as from time to time amended;
•the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”;
•the U.S. Oil Pollution Act of 1990, or the “OPA”;
•requirements of the U.S. Coast Guard;
•requirements of the U.S. Environmental Protection Agency, or the “EPA”;
•the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”;
•the U.S. Maritime Transportation Security Act of 2002, or the “MTSA”;
•the U.S. Outer Continental Shelf Lands Act, or the “OCSLA”;
•the Code for the Construction and Equipment of Mobile Offshore Drilling Units, 2009, or the “MODU Code 2009”;
•the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal, or the “Basel Convention”;
•the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, or the “Hong Kong Convention”; and
•certain regulations of the European Union, including Regulation (EC) No 1013/2006 on Shipments of Waste and Regulation (E.U.) No 1257/2013 on Ship Recycling.
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
International contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:
•the equipping and operation of drilling rigs;
•exchange rates or exchange controls;
•oil and gas exploration and development;
•the taxation of earnings;
•the environment and climate change;
•the taxation of the earnings of expatriate personnel; and
•the use and compensation of local employees and suppliers by foreign contractors.
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
We conduct our operations through various subsidiaries and branches in countries around the world. Our operations are subject to tax laws, regulations and treaties which are highly complex, subject to interpretation, frequent changes and have generally become more stringent over time. Consequently, there is substantial uncertainty with respect to tax laws, regulations, treaties and the interpretation and enforcement thereof. Tax directives issued by the EU and the base erosion and profit shifting project established by the Organization for Economic Co-operation and Development (OECD) which generally targeted profits earned in low tax jurisdictions or transactions between affiliates where payments are made from jurisdictions with high tax rates to jurisdictions with lower tax rates, called for member states to take action against base erosion and profit shifting. In response to the OECD recommendations, various countries where we operate have recently introduced changes to their tax laws and it is possible that further changes will be made in the future which may be applied retroactively. This may have an adverse effect on our financial position and cash flows.
Effective from 1 January 2020, Mexico enacted a tax reform which has the potential to materially increase our tax expense. We are continuing to assess and keep track of the implications of this reform. Taxing authorities around the world are increasingly focused on the effects of the current worldwide pandemic and may increase income tax rates or become aggressive in scrutinizing tax returns and increasing frequency of audits to generate revenue.
The UK Government announced in its March Budget in 2021 that the rate of Corporation Tax was set to rise from 19% to 25% starting in 2023. Our income tax expense is based on our interpretation of the tax laws in effect in the countries that we operate in, at the time that the expense was incurred. If a taxing authority successfully challenges our tax structure or if a change in these tax laws, regulations or treaties, or in the interpretation thereof occurs in a manner that is adverse to our structure, this could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. Additionally, due to the nature of our business and the frequent changes in the taxing jurisdictions of our operations, our consolidated effective income tax rate may vary from one period to another.

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
In addition to regulatory efforts, there have also been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities as well as to pressure lenders and other financial services companies to limit or curtail activities with fossil fuel companies, to promote the divestment of fossil fuel equities and to limit funding to companies engaged in the extraction of fossil fuels. For example, BlackRock, one of the largest asset managers in the world, recently affirmed its commitment to divest from investments in fossil fuels due to concerns over climate change. The Church of England also voted for divestment from investments in fossil fuels in 2018, which was set to begin in 2020. Furthermore, certain state pension funds, including the New York State pension fund, have started divesting from their investments in fossil fuels. Members of the investment community have begun to screen companies for sustainability performance, included practices related to greenhouse gasses (GHGs) and climate change before investing in stock. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects, to the extent financial markets view climate change and greenhouse emissions as a financial risk, this could negatively impact our share price and our cost of or access to capital. Moreover, increased attention regarding the risks of climate change and the emission of GHGs augments the possibility of litigation or investigations being brought by public and private entities against oil and natural gas companies in connection with their GHG emissions. Should we be targeted by any such litigation or investigations, we may incur liability, which to the extent that political or societal pressures or other factors involved, could be imposed without regard to the causation of, or contribution to, the asserted damage, or to other mitigating factors.
Further, physical effects of climate change, such as increased frequency and severity of storms, floods and other climatic events, could have a material adverse effect on our operations, particularly given that our rigs may need to curtail damages or may suffer damages during significant weather events.
Additionally, adverse effects upon the oil and gas industry related to the worldwide social and political environment, including uncertainty or instability resulting from climate change, changes in political leadership and environmental policies, changes in geopolitical-social views toward fossil fuels and renewable energy, concern about the environmental impact of climate change and investors’ expectations regarding environmental, social and governance matters, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources, and, we could experience additional costs or financial penalties, delayed or cancelled projects, and/or reduced production and reduced demand for hydrocarbons, which could have a material adverse effect on our earnings, cash flows and financial condition. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business, including capital expenditures to upgrade our jack-up rigs, which we cannot predict with certainty at this time.

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
We utilize local agents and/or establish entities with local operators or strategic partners in some jurisdiction and these activities may involve interaction by our agents with government officials. Some of our agents and partners may not themselves be subject to any ABC Legislation but they are made aware of our Code of Conduct, our Anti-Bribery and Anti-Corruptions Policy and Procedures and obligations under applicable ABC Legislation. If, however, our agents or partners should nevertheless make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violations of such ABC Legislation (including the books and records provisions of the FCPA) and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operation.
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
The United Kingdom’s withdrawal from the European Union will have uncertain effects and could adversely impact the offshore drilling industry.
In June 2016, the United Kingdom voted to exit from the European Union (commonly referred to as “Brexit”). The U.K. formally exited the EU on January 31, 2020. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal.
The terms of the eventual UK/EU relationship have been uncertain for companies doing business both in the United Kingdom and the broader global economy. There are a number of areas of uncertainty in connection with the future of the United Kingdom and its relationship with the EU. As a result, it is not currently possible to determine the impact that the United Kingdom’s departure from the EU and/or any related matters may have on general economic conditions in the United Kingdom or the EU. The exit of the United Kingdom (or any other country) from the EU or prolonged periods of uncertainty relating to any of these possibilities could result in significant macroeconomic deterioration, including further decreases in global stock exchange indices, increased foreign exchange volatility, decreased GDP in the European Union or other markets in which we operate, issues with cross-border trade, political and regulatory uncertainty and further sovereign credit downgrades.
17% of our total revenues were generated in the United Kingdom for the year ended December 31, 2020. In addition, certain of our warm stacked jack-up rigs may from time to time be located in the United Kingdom and our remaining jack-up rigs may from time to time move into territorial waters of the United Kingdom. In September 2019, some of our management team relocated to the United Kingdom and certain of our on-shore employees may from time to time be employed by Borr Drilling Management UK, which is based in the United Kingdom. Our business and operations may be impacted by any actions taken by the United Kingdom after Brexit, including with respect to employee and related persons permits and visas, and other authorizations required to live, work or operate within the United Kingdom. In particular, the impact of potential changes to the United Kingdom’s migration policy could adversely impact our employees of non-U.K. nationality that may from time to time be working in the United Kingdom, as well as have an uncertain impact on cross-border labor. The potential loss of the EU “passport,” or any other potential restrictions on free travel of United Kingdom citizens to Europe, and vice versa, could adversely impact the jobs market in general and our operations in Europe. Moreover, our business and operations may be impacted by any subsequent vote in Scotland to seek independence from the United Kingdom. Brexit, or similar events in other jurisdictions, can impact global markets, including foreign exchange and securities markets. An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

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
The market price of our Shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, and economic trends. The following is a non-exhaustive list of factors that could affect our share price:
•our operating and financial performance;
•quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•the public reaction to our press releases, our other public announcements and our filings with the SEC;
•strategic actions by our competitors;
•our failure to meet revenue or earnings estimates by research analysts or other investors;
•changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•speculation in the press or investment community;
•the failure of research analysts to cover our Shares;
•sales of our Shares by us or shareholders, or the perception that such sales may occur;
•changes in accounting principles, policies, guidance, interpretations or standards;
•additions or departures of key management personnel;
•actions by our Shareholders;
•general market conditions, including fluctuations in oil and gas prices;
•domestic and international economic, legal and regulatory factors unrelated to our performance; and
•the realization of any risks described in this section “Item 3.D Risk Factors.”
In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Shares.
If we do not comply with the continued listing requirements of the New York Stock Exchange, our shares may be subject to delisting from the New York Stock Exchange.
On two occasions in 2020, we received written notice from the New York Stock Exchange (the "NYSE") that we were not in compliance with the NYSE continued listing standard with respect to the minimum average share price required by the NYSE because the average closing price of our common shares had fallen below $1.00 per share over a period of 30 consecutive trading days. With respect to both notifications, we regained compliance with this NYSE listing standard as a result of our shares trading above $1.00 average stock price for the relevant 30 trading day period.
If in the future we again fail to comply with the NYSE minimum price requirement or other NYSE rules, we could face delisting by the NYSE. A delisting of our shares from the NYSE could negatively impact us by, among other things, reducing the liquidity and market price of our shares, reducing the number of investors willing to hold or acquire our shares and limiting our ability to issue securities or obtain financing in the future.

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
In connection with the pricing of our convertible bonds, we (i) purchased from Goldman Sachs International call options over 10,453,534 Shares with a strike price of $33.482 and (ii) sold to Goldman Sachs International call options over the same number of shares with a strike price of $42.6125 (together, the “Call Spread Transactions”). The Call Spread Transactions mitigate the economic exposure from a potential exercise of the conversion rights embedded in our convertible bonds by improving the effective conversion premium for the Company in relation to our convertible bonds from 37.5% to 75% over the reference price of $24.35 per share. The Call Spread Transactions may separately have a dilutive effect on our earnings per share to the extent that the market price per share of our Shares exceeds the applicable strike price of the options at the time of exercise.
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
We may sell additional equity securities, including additional shares or convertible securities, in subsequent public offerings. In June 2020 we issued 46,153,846 shares, in September 2020 we issued 51,886,793 and in November 2020 we issued 10,000,000 shares. On January 26, 2021, we issued an additional 54,117,647 shares at a subscription price of $0.85, a premium to the market price of the Shares at the time. In light of current market conditions, and the trading price of our shares, any issuance of new equity securities could be at prices that are significantly lower than the purchase price of such Shares by other investors, thereby resulting in dilution of our existing shareholders.
As of April 13, 2021 we have outstanding 273,526,900 shares, and the Related Parties (as defined below) collectively owned 20,417,451 of our shares or approximately 7.5% of our total outstanding shares. Such shares, as well as shares held by our employees and others are eligible for sale in the United States under Rule 144 under the Securities Act (“Rule 144”) and are generally freely tradable on the Oslo Børs.
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
Our shareholders include Drew Holdings Limited and affiliates thereof, including Magni Partners (Bermuda) Limited (collectively, the “Related Parties”). We maintain commercial relationships with our Related Parties, including advisory arrangements that are currently in place and under which services continue to be provided to us. Certain of our Related Parties have, in the past, provided foundational loans to us, including our initial payment under the Hercules Acquisition (as defined below). Furthermore, certain Related Parties are required to serve on our Board pursuant to covenants contained in certain of our financing arrangements.

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

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not anticipate being a PFIC for the current taxable year or in the foreseeable future. We believe that we will not be treated as a PFIC for any relevant period because we believe that any income we receive from offshore drilling service contracts should be treated as “services income” rather than as passive income under the PFIC rules. In addition, the assets we own and utilize to generate this “services income” should not be considered to be passive assets. Given the lack of authority and highly factual nature of the analysis, no assurance can be given in this regard. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service (“IRS”) on this matter. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future in a manner that causes us to become a PFIC.
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
ITEM 4.    INFORMATION ON THE COMPANY
A.HISTORY AND DEVELOPMENT OF THE COMPANY
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016, pursuant to the Companies Act 1981 of Bermuda (the “Companies Act”), as an exempted company limited by shares. On December 19, 2016, our shares were introduced to the Norwegian OTC market. On August 30, 2017, our shares were listed on the Oslo Børs under the symbol “BDRILL” and on November 30, 2020 we changed our symbol to "BORR". On July 31, 2019, our shares were listed on the New York Stock Exchange under the symbol “BORR.”
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
B.BUSINESS OVERVIEW
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. We currently own 23 rigs with an additional five jack-up rigs scheduled to be delivered by the end of 2023. Upon delivery of these newbuild jack-up rigs, we will have a fleet of 28 premium jack-up rigs, which refers to rigs delivered from the yard in 2001 or later.
We are a preferred operator of jack-up rigs within the jack-up drilling market. The shallow-water market is our operational focus as we expect demand will recover sooner than in the mid- and deepwater segments of the contract drilling market. We contract our jack-up rigs and offshore employees primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2020, our top five customers by revenue, including related party revenue were subsidiaries of ExxonMobil, NDC, Spirit Energy, Perfomex and ENI. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Our Total Contract Backlog was $132.1 million as of December 31, 2020 and $308.5 million as of December 31, 2019. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, the Middle

East, Mexico, West Africa and Southeast Asia. We continue to operate our business with a competitive cost base, driven by a strong and experienced organizational culture and actively managed capital structure.
From our initial acquisition of rigs in early 2017, we have expanded rapidly into one of the world’s largest international offshore jack-up drilling contractors by number of jack-up rigs. The following chart illustrates the development in our fleet since our inception:

	As of and For the Year Ended December 31,
	2020	2019	2018	2017
Total Fleet as of January 1	28	27	13	—
Jack-up Rigs Acquired(1)	—	1	23	12
Newbuild Jack-up Rigs Delivered from Shipyards	2	2	9	1
Jack-up Rigs Disposed of (1)	6	2	18	—
Total Fleet as of the end of the Year	24	28	27	13
Newbuild Jack-up Rigs not yet Delivered as of the end of Period	5	7	9	13
Total Fleet, including Newbuild Rigs not yet Delivered, as of the end of Period(2)	29	35	36	13
(1)Includes acquisition of one semi-submersible rig in 2018 which was sold in 2020.
(2)Since December 31, 2020, we have disposed of one jack-up rig, bringing the total fleet of jack-up rigs as of April 13, 2021 to 23. We have 5 new build jack-up rigs not yet delivered as of April 13, 2021. Our total fleet, including newbuild rigs not yet delivered, as of April 13, 2021 is 28.
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
Acquisition from Transocean
On March 15, 2017, we signed a letter of intent with Transocean Inc. (“Transocean”) for the purchase of all of certain Transocean subsidiaries owning 10 jack-up rigs and the rights under five newbuilding contracts (the “Transocean Transaction”). On May 31, 2017, we completed the Transocean Transaction for a total price of $1,240.5 million. Three of the jack-up rigs we acquired, “Idun,” “Mist” and “Odin,” were, at the time, employed with Chevron for operations in Thailand. Transocean, as the seller, retained the revenue, expenses and cash flow associated with the three rigs under contract upon closing of the Transocean Transaction. Since the acquisition closed, two of the rigs under the newbuilding contracts have been delivered, “Saga” and “Skald,” and an additional three are scheduled to be delivered in 2023. Of the rigs initially delivered at closing, four were standard jack-up rigs and six were premium jack-up rigs. Since the closing of the Transocean Transaction, we have divested all of the four standard jack-up rigs and two cold stacked premium jack-up rigs as there was no economic incentive to reactivate these rigs.
Acquisition from PPL
On October 6, 2017, we entered into a master agreement with PPL Shipyard Pte Ltd. (“PPL”) for six premium jack-up drilling rigs and three premium jack-up drilling rigs under construction at its yard in Singapore (together, the “PPL Rigs”). The consideration in the transaction with PPL (the “PPL Acquisition”) was approximately $1.3 billion, $55.8 million of this was paid per rig on October 31, 2017, and we entered into loans for delivery financing for a portion of the purchase price equal to $87.0 million per rig from PPL Shipyard Pte. Ltd. All of the PPL Rigs have been delivered to us as of the date hereof.

Acquisition of Paragon
On March 29, 2018, we concluded the Paragon Transaction, subsequently acquiring the majority of the remaining shares in July 2018. At the closing of the Paragon Transaction, Paragon owned two premium jack-up rigs, 20 standard jack-up rigs (built before 2001) and one semi-submersible (built in 1979) (the “Paragon Rigs”). The Paragon Transaction provided us with a solid operational platform which matches the quality of our jack-up fleet. Paragon’s five-year track record has helped position us to win tenders from key E&P Companies. As part of the acquisition, Paragon became a subsidiary of Borr Drilling. Subsequent to the acquisition, we divested all standard jack up rigs and the one semi-submersible rig in the Paragon Transaction as there was no economic incentive to reactivate these rigs.
Acquisition from Keppel
On May 16, 2018, we entered into an agreement to acquire five premium jack-up rigs, three completed and two under construction from Keppel (the “Keppel Acquisition”). The purchase price for the Keppel Rigs was $742.5 million. We took delivery of the new jack-up rigs "Hermod", “Heimdal”, and “Hild” in October 2019, January 2020 and April 2020, respectively. We were due to take delivery of the remaining two jack-up rigs under the agreement in 2020. However the delivery of these rigs was initially deferred to 2022 then to 2023 following the Company's agreement with Keppel entered into in January 2021.
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
To finance the rig purchase we entered into a $120.0 million senior secured term loan facilities agreement, consisting of two facilities (Facility A and Facility B) of $60.0 million each, which we refer to as our Bridge Facility. The facilities had a maturity date of September 30, 2019. Following the signing of our Hayfin Facility, Syndicated Senior Secured Credit Facilities and New Bridge Revolving Credit Facility agreements on June 25, 2019, which collectively provided $645 million in financing, we repaid the outstanding balance due under our Bridge Facility, which was subsequently cancelled.
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
In May 2019, we entered into sale agreements for the sale of the “Eir,” “Baug” and “Paragon C20051,” none of which were operating or on contract, for cash consideration of $3.0 million each. The jack-up rigs have been sold with a contractual obligation not to be used for drilling purposes and so retired from the international jack-up fleet. The sales of “Baug” and “Paragon C20051” were completed in May 2019 for total cash consideration of $6.0 million and the sale of “Eir” was completed in October 2020 for cash consideration of $3.0 million.
In March 2020, we sold “B391” for recycling for total proceeds of $0.8 million, resulting in a loss of $0.4 million. In April 2020, we sold “B152” and “Dhabi II” with associated backlog for total proceeds of $15.8 million, resulting in a gain of $11.7 million. In May 2020, we entered into an agreement to sell the semi-submersible MSS1, built in 1981, for recycling for total proceeds of $2.3 million, and we had previously recorded an impairment charge of $18.4 million in 2020. In November 2020, we entered an agreement to sell the "Atla" and "Balder", none of which were operating or on contract. The sale of "Atla" was completed in December of 2020, and the company received total proceeds of $10.0 million and recognized a gain of $5.0 million was recorded. The sale of "Balder" was completed in February 2021 and the company received total proceeds of $4.5 million. We recorded an impairment charge of $58.7 million in 2020 in respect of "Atla" and "Balder".

These divestments bring the total number of jack-up rigs divested by us, and retired from the international jack-up fleet to 26 plus one semi-submersible since the beginning of 2018.

The following chart sets forth an overview of the acquisitions and disposals we have made since our formation through December 31, 2020:

ACQUISITIONS AND DISPOSALS SINCE OUR FORMATION
Acquisition	Closing Date	Description of Transaction	Transaction Value (in $ millions)	Rigs Subsequently Divested
Hercules Acquisition	January 23, 2017	Acquisition of two premium jack-up rigs	$130.0	—
Transocean Transaction	May 31, 2017	Acquisition of 10 jack-up rigs and novation of contracts in respect of five newbuild premium jack-up rigs(1)	$1,240.5	4 standard and 1 premium jack-up rigs
PPL Acquisition	October 6, 2017	Acquisition of nine newbuild premium jack-up rigs(2)	$1,300.0	—
Paragon Transaction	March 29, 2018	Acquisition of 22 jack-up rigs and one semi-submersible(3)	$241.3	20 standard jack-up rigs and one semi-submersible
Keppel Acquisition	May 16, 2018	Acquisition of five newbuild premium jack-up rigs(4)	$742.5	—
Keppel Hull B378 (“Thor”) Acquisition	March 29, 2019	Acquisition of one newbuild premium jack-up rig	$122.1	—
(1)Since December 31, 2020 we completed the sale of the premium jack-up rig "Balder" in February 2021. Six premium jack-up rigs remain in our fleet from the Transocean Transaction, including two newbuild premium rigs delivered in 2018. Three premium jack-up rigs are due to be delivered in 2023.
(2)All jack-up rigs acquired in the PPL Acquisition have been delivered.
(3)As of December 31, 2020, two premium jack-up rigs "Prospector 1" and "Prospector 5" remained from the Paragon Transaction.
(4)As of December 31, 2020, three jack-up rigs have been delivered. Two jack-up rigs will be delivered in 2023.
OUR BUSINESS
Our Competitive Strengths
Due to the volatility of oil prices, the current pandemic and ongoing economic crisis our industry is in a degree of instability. Nevertheless, we believe that our competitive strengths include:
One of the youngest and largest offshore drilling contractors
We have one of the youngest and largest fleets in the jack-up drilling market. All but one of our rigs were built after 2013 and, as of December 31, 2020, the average age of our premium fleet (excluding our newbuilds not yet delivered and Balder sold in 2021) is 3.8 years (implying an average building year of 2018), which we believe is among the lowest average fleet age in the industry. New and modern rigs that offer technically capable, operationally flexible, safe and reliable contracting are increasingly preferred by customers. We compete for and secure new drilling contracts from new tenders as well as privately negotiated transactions, which we estimate represent approximately half of new contract opportunities. We believe, based on our young fleet and growing operational track record, that we will be better placed to secure new drilling contracts if offshore drilling demand rises than our competitors who operate older, less modern fleets.
Largely uniform and modern fleet
Because our fleet is one of the youngest and largest and the drilling equipment on, and operating capability of, our jack-up rigs is largely uniform, we have the capacity to bid for multiple contracts simultaneously, including those requiring active employment of multiple rigs over the same period, as in the case of our operations for PEMEX in Mexico. We have acquired

(including newbuilds not yet delivered) a fleet of premium jack-up rigs from shipyards with a reputation for quality and reliability. Moreover, due to the uniformity of the jack-up rigs in our fleet, we have been able to achieve operational and administrative efficiencies.
Commitment to safety and the environment
We are focused on developing a strong quality, health, safety and environment, or QHSE, culture and performance history. We believe that the combination of quality jack-up rigs and experienced and skilled employees contributes to the safety and effectiveness of our operations. Since the 2010 Deepwater Horizon Incident (as defined below) (to which we were not a party), there has been an increased focus on offshore drilling QHSE issues by regulators as well as by the industry. As a result, E&P Companies have imposed increasingly stringent QHSE rules on their contractors, especially when working on challenging wells and operations where the QHSE risks are higher. Our commitment to strong QHSE culture and performance is reflected in our Technical Utilization rate of 99.5% in 2020, and our excellent safety record in the same period. We believe our focus on providing safe and efficient drilling services will enhance our growth prospects as we work toward becoming one of the preferred providers in the industry as the market recovers.
Strong and diverse customer relationships
We have strong relationships with our customers rooted in our employees’ expertise, reputation and history in the offshore drilling industry, as well as our growing operational track record and the quality of our fleet. Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. For the year ended December 31, 2020, our five largest customers in terms of revenue, including related party revenue were ExxonMobil NDC, Spirit Energy, Perfomex and ENI. We believe that we are responsive and flexible in addressing our customers’ specific needs and seek collaborative solutions to achieve customer objectives. We focus on strong operational performance and close alignment with our customers’ interests, which we believe provides us with a competitive advantage and will contribute to contracting success and rig utilization.
Management team and Board members with extensive experience in the drilling industry
Our management team and Board have extensive experience in the oil and gas industry in general and in the drilling industry in particular. In addition, the members of our management team have extensive experience with drilling companies and companies in the oil and gas industry operating in the jack-up drilling market. The members of our management team and Board have held leadership positions at prominent offshore drilling and oilfield services companies, including Schlumberger Limited, Marine Drilling Companies, Inc., Seadrill Limited and North Atlantic Drilling Ltd and have experience which complements one another and have assisted, and continue to assist, in our development.
Our Business Strategies
Despite the ongoing volatility in our industry, we intend to continue to strive to meet our primary business objective of becoming a preferred operator in the jack-up drilling market while also maximizing return to our shareholders. To achieve this, our strategies include the following:
Deploy high-quality rigs to service the industry
We have acquired one of the leading jack-up fleets in the industry with capacity to service existing and future client needs. We believe that shallow-water drilling, such as that performed by our jack-up rigs, has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We believe this makes shallow-water drilling more attractive than deep-water projects in the current economic and industry climates. In addition to tender activity in which we participate through bidding, we also compete for new contract opportunities through privately negotiated transactions, including private tenders and direct negotiations with customers, which we estimate represent approximately half of new contract opportunities. We believe our footprint in the industry is growing. Between April 1, 2018, and December 31, 2020, (excluding our Mexican operations) we signed 27 new contracts for drilling services with an aggregate value of approximately $512.4 million, including 17 with new customers. During this period, we also signed seven extensions and have had six options exercised. As of April 13, 2021, 13 of our 23 rigs are under contract. We experienced some early terminations and suspensions of contracts in 2020 in light of the COVID-19 crisis, but we have also been awarded new contracts since the onset of the pandemic.

Become a preferred provider in the industry
We have established strong and long-term relationships with key participants and customers in the offshore drilling industry, including through our acquisition of Paragon Offshore Limited, the hiring of experienced personnel and contracts signed since our inception, and we will seek to deepen and strengthen these relationships as part of our strategy. This involves identifying value add services for our customers (such as integrated well contracts). We also plan to hire employees, when industry conditions permit, with long track-records in the industry and extensive contacts with potential key customers to further improve customer relationships. Based on our largely premium and uniform fleet, our experienced team and a solid industry network, we believe that we are well-positioned to capitalize on improving trends as we seek to establish ourselves as a preferred provider to these customers.
Establish high-quality, cost-efficient operations
We intend to be a leading offshore shallow-water drilling company by operating with a competitive cost base while continuing to grow our reputation as a high-quality contractor. Our key objective is to deliver the best operations possible— both in terms of Technical Utilization and QHSE culture and performance while also maximizing deployment of our rigs and maintaining a competitive cost structure.
To facilitate our strategy, we have acquired one of the most modern and uniform fleets in the industry, with experienced and skilled individuals across the organization and on our Board. We expect to have an advantage not only with regard to operating expenditures as a result of our largely standardized fleet.
Establish and offer integrated services
Through our joint venture in Mexico, we are currently offering integrated drilling/well services together with oil field service providers, including Schlumberger, and we have been tendering our services on this basis for some contract tenders. Integrated drilling services offer all services and equipment (and in some cases, material procurement) in a single contract. We believe this model is economically feasible and thus attractive for smaller E&P Companies operating offshore, as the model could reduce the number of contracts required for a project from above ten to two or three. Significant cost saving potential is evident in the model. As a result, project management could become simpler, cheaper and more efficient for customers with integrated drilling services. Further, this could lead to improved well design, better selection and more efficient operators of rig equipment and technology.
Our Fleet
We believe that we have one of the most modern jack-up fleets in the offshore drilling industry. Our drilling fleet currently consists of 23 rigs, of which all are premium jack-up rigs. In addition, we have agreed to purchase five additional premium jack-up rigs to be delivered prior to the end of 2023. Premium jack-up rigs means rigs delivered from the yard in 2001 or later and which are suitable for operations in water depths up to 400 feet with an independent leg cantilever design. The majority of our rigs were built after 2013 and as of December 31, 2020, the average age of our fleet (excluding "Balder", which was sold in February 2021 and newbuilds not yet delivered) was 3.8 years. As of the date of the last expected delivery of the newbuild jack-up rigs we have agreed to purchase, which is in 2023, the average age of our fleet will be 5.8 years (excluding "Balder", consisting entirely of premium jack-up rigs, which we believe to be among the lowest average fleet age in the industry (both currently and as of the date of our last expected delivery).
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
As of December 31, 2020, we had 24 total jack-up rigs, of which 12 rigs were “warm stacked,” which means the rigs, including our newbuild jack-up rigs which have been delivered but not yet been activated, are kept ready for redeployment and retain a maintenance crew, and one rig was “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area and the crew is reassigned to an active rig or dismissed. We entered into an agreement in 2020 to sell our cold stacked jack-up rig, the “Balder,” and the sale was completed in February 2021. We believe that well-planned and well-managed stacking will significantly reduce reactivation cost and the cost of mobilization of a rig towards a contract. We are therefore focusing on securing cost efficiencies during stacking while limiting future risk from premature reactivation. This means concentrating stacked rigs in as few locations as possible to be able to share crew, running reduced but sufficient maintenance programs on equipment and preserving critical equipment.
We intend to prioritize the deployment of our currently contracted premium jack-up rigs. Reactivation of our premium jack-up rigs that are stacked will be undertaken for select contract opportunities when economically viable. Between April 1, 2018 and December 31, 2020, we signed 27 new contracts for drilling services, including 17 with new customers. Our Technical Utilization (which reflects our ability to keep our jack-up rigs operational when under contract), for the year ended December 31, 2020 was 99.5%, and the proportion of the potential full contractual dayrate that each contracted jack-up rig actually earned each day, or Economic Utilization, for the year ended December 31, 2020 was 92.1%. We have experienced early terminations and suspensions of contracts in 2020 in light of the COVID-19 crisis. For example, in April 2020, one of our clients, ExxonMobil, served notice to exercise its rights to terminate two contracts in West Africa due to COVID-19 related issues, triggering an obligation to pay an early termination fee. We also received a notice of termination for “Mist” on its contract from the independent Australian oil company Roc Oil for work in Malaysia, which had been estimated to start up in May 2020 for an estimated duration of 210 days. We have also been awarded new contracts since the onset of the pandemic. In April 2020, we were awarded two contracts in Malaysia for 365 days and 200 days respectively for the rigs “Saga” and “Gunnlod”, which commenced operations in September 2020.
Each rig in our fleet is certified by ABS, enabling universal recognition of our equipment as qualified for international operations. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use include whether such rigs are warm stacked or cold stacked, age of the rig, geographic location and technical specifications.

The following table sets forth additional information concerning our fleet.
Fleet Status Report
As of April 13, 2021

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/ Status	Contract Start	Contract End	Location	Comments
PREMIUM JACK-UP RIGS
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
Gerd	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Frigg[1]	KFELS Super A	400 ft	2013	Available			Cameroon	Warm Stacked
Ran[1]	KFELS Super A	400 ft	2013	Available			United Kingdom	Warm Stacked
Mist	KFELS Super B Bigfoot Class	350 ft	2013	ROC Oil	October 2020	May 2021	Malaysia	Operating
Prospector 1[1]	F&G, JU2000E	400 ft	2013	One Dyas	October 2020	March 2021	Netherlands North Sea	Operating with option to extend
				Undisclosed	April 2021	November 2021	North Sea	LOI
Norve	PPL Pacific Class 400	400 ft	2011	BWE	April 2021	July 2021	Gabon	Committed
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Vestigo	March 2021	January 2022	Malaysia	Operating
Gunnlod	PPL Pacific Class 400	400 ft	2018	PTTEP	September 2020	May 2021	Malaysia	Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	September 2020	October 2021	Malaysia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX	April 2020	December 2021	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX	June 2020	December 2021	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August 2019	December 2021	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August 2019	December 2021	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March 2020	August 2021	Mexico	Operating

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/ Status	Contract Start	Contract End	Location	Comments
Prospector 5[1]	F&G, JU2000E	400 ft	2014	CNOOC	November 2020	May 2022	United Kingdom	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	First E&P	April 2019	April 2021	Nigeria	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Mobilization	February 2021	May 2021	Singapore	Contract preparation and Mobilization
				PTTEP	June 2021	November 2024	Thailand	LOA

PREMIUM JACK-UP RIGS UNDER CONSTRUCTION/NOT DELIVERED
Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/ Status	Contract Start	Contract End	Location	Comments
Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in June 2023
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July 2023
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September 2023
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in October 2023
Heidrun	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in December 2023
COLD STACKED JACK-UP RIGS
Balder[2]	F&G, JU 2000	400 ft	2003				Cameroon	Not Marketed
1.HD/HE Capability
2.Sold
Customer and Contract Backlog
Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. As of December 31, 2020, our largest customers in terms of revenue, including related party revenue were subsidiaries of ExxonMobil, NDC, Spirit Energy, Perfomex and ENI. We obtain the majority of our contracts through tenders, market surveys and direct approaches to customers.
Several of our jack-up rigs are contracted to customers for periods between a couple to several months and our contracts generally range from three to 24 months. Our Total Contract Backlog excluding our Mexican operations was $132.1 million as of December 31, 2020. As included in this annual report, Total Contract Backlog is not the same measure as the acquired contract backlog presented in our Consolidated Financial Statements. Please see Notes 2 and 17 to our Consolidated Financial Statements for further information.
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

As of December 31, 2020, excluding our Mexican operations we had nine committed jack-up rigs in total, including four jack-up rigs in operation in the North Sea, one in West Africa, four in Southeast Asia and one other premium jack-up rig contracted. The Technical Utilization and Economic Utilization for our drilling fleet was 99.5% and 92.1%, respectively during 2020.
We had experienced early terminations and suspensions of contracts in 2020 in light of the COVID-19 crisis, but we have also signed new contracts since the onset of the pandemic. A number of our customers have contractual rights in place to suspend operations in certain circumstances, and we could be subject to further suspension notices in light of market conditions and the ongoing pandemic.
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
Joint Venture and Partner Relationships
In some areas of the world, local content requirements, customs and practice necessitate the formation of joint ventures with local participation. Local laws or customs or customer requirements in some jurisdictions also effectively mandate establishment of a relationship with a local agent or partner. For more information regarding certain local content requirements that may be applicable to our operations from time to time, please see the section entitled “—Regulation—Environmental And Other Regulations in the Offshore Drilling Industry—Local Content Requirements.” When appropriate in these jurisdictions, we will enter into agency or other contractual arrangements. We may or may not control these joint ventures. We participate in joint venture drilling operations in Mexico and may participate in additional joint venture drilling operations. We may also enter into joint ventures even if not required where we seek to partner with another party.
Mexico
In February 2019, we, along with our local partner in Mexico, CME, successfully tendered for a contract to provide integrated well services to PEMEX. On March 20, 2019, our subsidiary, Borr Drilling Mexico S. de R.L. de C.V. (“BDM”), and a CME subsidiary, Opex (together with BDM, the “Contractor”), entered into a contract for the provision of integrated well services to PEMEX (the “Cluster 2 Contract”). Borr Drilling Limited guarantees the performance of the Contractor’s obligations under the first PEMEX Contract and our subsidiary, BMV participated as shareholder in the joint venture arrangements in connection with the Cluster 2 Contract (the “Mexican JVs”). In June 2019, we finalized the Mexican JVs structure and with effect from June 28, 2019, BMV owns a 49% interest in both Opex and a second joint venture entity, Perfomex. CME owns the remaining 51%. Operations under the first PEMEX Contract commenced in August 2019. The PEMEX Cluster 2 Contract was extended in December 2019 to include a third rig. In December 2019, we also participated with CME to take an assignment of a second integrated contract with PEMEX under a similar structure for two further rigs (the “Cluster 3 Contract” and together with the Cluster 2 Contract, the “PEMEX Contracts”). For the purposes of these additional contracts, two new subsidiaries were incorporated with the same shareholding interests as Opex and Perfomex: Akal to deliver integrated well services to PEMEX and Perfomex II to deliver drilling, technical, management and logistics services to Akal. Operations under the Cluster 3 Contract commenced in March 2020.
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
Opex and Akal have experienced delays in getting invoices approved and paid by PEMEX, which delays have had a significant impact on Perfomex' and Perfomex II's liquidity, which in turn has impacted our liquidity at various times in 2020. One of our Mexican JVs has agreed the terms of a factoring agreement with an international financing entity which allows for $50 million to $150 million of receivables in the JV to be factored, with a variable rate of interest on balances outstanding until collection. As of the date of this report, no amounts have been factored under this facility.

Geographical Focus
We bid for contracts globally, however our current geographical focus is the West Africa, South East Asia, Europe, Mexico and the Middle East. This is based on our current assessment of potential contracting opportunities, including, pre-tender and tender activity. Several countries within these regions, such as Nigeria, have laws that regulate operations and/or ownership of rigs operating within their jurisdiction, including local content and/or local partner requirements. In order to comply with these regulations, and successfully secure contracts to operate in these regions, we have employed personnel with long experience from securing contracts and operating rigs in countries within these regions. Adapting to the above-mentioned factors is, and will be, part of our business. The amount of operating revenues earned by each geographical region for the years ended December 31, 2020, 2019 and 2018 was as follows:

	Year Ended December 31,
(in $ millions)	2020	2019	2018
West Africa	108.1	102.4	44.4
South East Asia	70.6	23.8	4.3
Europe	52.6	114.7	75.1
Mexico	43.2	50.0	—
Middle East	33.0	43.2	41.1

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
We maintain commercial relationships with certain affiliates of Schlumberger. To date, we have been able to obtain the services, equipment, materials and supplies necessary to support our operations on a timely basis. We believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these services, equipment and/or materials by any of our suppliers, as we have established alternative vendors for all critical products for our business.
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
Seasonality
In general, seasonal factors do not have a significant direct effect on our business. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could occur during, among other times, the winter season in the North Sea, hurricane season in the Mexican Gulf and the monsoon season in Southeast Asia.
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
Physical Damage Insurance: Hull and Machinery Insurance
We purchase hull and machinery insurance for our entire fleet and all of our fleet equipment to cover the risk of physical damage to a rig. The level of coverage for each rig reflects its agreed value when the insurance is placed. We effectively self-insure part of the risk as any claim we make under our insurance will be subject to a deductible. The deductible for each rig reflects the market value of the rig and is currently a weighted average maximum of approximately $1.1 million per claim.
War Risk Insurance
We maintain war risk insurance for our rigs up to a maximum amount of [$500 million per rig] depending on the value of the protection and indemnity and hull and machinery insurance policies for each rig and subject to certain coverage limits, deductibles and exclusions. The terms of our war risk policies include a provision whereby underwriters can, upon service of seven days’ prior written notice to the insured, cancel the policies in the event that the insured has or may have breached sanctions. Further, the policies will automatically terminate after the outbreak of war, or war-like conditions, between two or more of China, the United States of America, the United Kingdom, Russia and France.
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
Management's determination of the appropriate level of insurance coverage is made on an individual asset basis taking into account several factors, including the age, market value, cash flow value and replacement value of our jack-up rigs, their location and operational status.
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
REGULATION
We are registered under the laws of Bermuda and our principal executive offices are located in Bermuda. The management headquarters of Borr Drilling Management UK are located in the United Kingdom, while we have business operations in four regions, Europe, Middle East and Asia, Africa and Americas as well as in various countries where our rigs are operating or stacked. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to the environment, health and safety, personal privacy and data protection, content restrictions, telecommunications, intellectual property, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that if our business grows and evolves and our rigs and services are used more globally, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of material laws and regulations relevant to our business operations.
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

Class and Flag State Requirements
Each of our rigs is subject to regulatory requirements of its flag state. Flag state requirements reflect international maritime requirements and are in some cases further interpolated by the flag state itself. These include engineering, safety and other requirements related to offshore industries generally. In addition, in order to be permitted to operate, each of our jack-up rigs must be certified by a classification society as being “in-class,” which provides evidence that the jack-up rig was built, and is maintained, in accordance with the rules of the relevant classification society and complies with applicable rules and regulations of the flag state as well as the international conventions to which that country is a party. Maintenance of class certification has a significant cost and although dry docking is not necessary for  the five year special periodic survey or underwater inspections which are required every thirty months, in each case being required to verify the integrity of our jack-up rigs and maintain compliance with class requirements, we could be required to take a jack-up rig out of service for repairs or modifications. Our jack-up rigs are certified as being “in-class” by ABS and we comply with the mandatory requirements of the national authorities in the countries in which our jack-up rigs operate. In addition, Classification societies are authorized to issue statutory certificates on the basis of delegated authority from the flag states for some of the internationally required certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units certificate.
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
Environmental Laws and Regulations
We are subject to laws which govern discharge of materials into the environment or otherwise relate to environmental protection, including complying with regulations on the transit and safe recycling of hazardous materials which are relevant when we retire rigs from the international fleet. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to jack-up rigs may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our operations and financial condition. Applicable environmental laws and regulations for our current operations include the Basel Convention, the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (when it enters into force) as well as European Union regulations, including the E.U. Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, Regulation (EC) No 1013/2006 on

Shipments of Waste and Regulation (E.U.) No 1257/2013 on Ship Recycling. Were we to operate in other regions, such as the US or Brazil, additional environmental laws and regulations would apply to our operations.
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
Data Protection Laws and Regulations
We are subject to rules and regulations governing protection of personal data including the General Data Protection Regulation (EU) 2016/679 (the “GDPR”), repealing the 1995 European Data Protection Directive (Directive 95/46/EC) and any national laws within the European Economic Area (“EEA”) supplementing the GDPR. Data protection legislation, including the GDPR, regulates the manner in which we may hold, use and communicate personal data of our employees, customers, vendors and other third parties. Data protection is a sector of significant regulatory focus with scrutiny of cybersecurity practices and the collection, storage, use and sharing of personal data increasing around the world. As a consequence, there is uncertainty associated with the legal and regulatory environment relating to privacy, e-privacy and data protection laws, which continue to develop in ways we cannot predict. Changes in applicable data protection and cybersecurity legislation could materially and adversely affect our business.
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
One fundamental demand driver is the level of investment by E&P Companies and their associated capital expenditures. Historically, the level of upstream capital expenditures has primarily been driven by future expectations regarding the price of oil and natural gas. It remains to be seen whether the trends in oil prices will continue and what will be the impact on the offshore spending of E&P Companies and therefore our business. The impact of the COVID-19 crisis and OPEC and non-OPEC country production decisions during 2020 has had a significant and adverse impact on our operations, a continuation of the impact of the COVID-19 pandemic or additional supply cuts as a response to a slow demand recovery could continue to have a disadvantageous effect on our business. See also “Item 5.D Trend Information.”
Overview of the Global Offshore Contract Drilling Market
The offshore contract drilling industry provides drilling, workover and well construction services to E&P Companies through the use of Mobile Offshore Drilling Units ("MODUs"). Historically, the offshore drilling industry has been highly cyclical. Offshore spending by E&P Companies has fluctuated substantially on an annual basis depending on a variety of factors. See “Item 3.D Risk Factors—Risk Factors Related to Our Industry.”

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
Periods of high demand are typically followed by a shortage of rigs and consequently higher dayrates which, in turn, makes it advantageous for industry participants to place orders for new rigs. This was the case prior to the oil price decline in 2014, where several industry participants ordered new rigs in response to the high demand in the market. However, despite the deteriorating market conditions in the recent downturn, the number of rigs available in the market continued to increase due to both rigs coming off contract with no follow on work and continued inflow of new rigs (albeit at a slower rate than originally planned). This increase in spare capacity, when met with reduced demand for services, shifted excess rig demand into an excess supply of rigs and, consequently reduced dayrates. These conditions continue, although we are starting to see signs of improvement.
The Jack-Up Rig Segment
Jack-up rigs can, in principle, be used to drill (a) exploration wells, i.e. explore for new sources of oil and gas or (b) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling. Shallow-water oil and gas production is generally a low-cost production, in terms of cost per barrel of oil. As a result, and due to the shorter period from investment decision to cash flow, E&P Companies have an inventive to invest in shallow-water developments over other offshore production categories.
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
There are several sub-segments within the jack-up drilling segment based on different attributes of the rigs, typically water depth capability, age, hook load capacity, cantilever reach and environmental conditions a rig can operate in. The sub-segment classification varies across market participants, third parties (researchers, consultants etc.), classification societies and others. In this annual report, we have used the following classification of the jack-up sub-segments, which are as follows:
•“modern” or “premium” – rigs delivered in 2001 or later; and
•“standard” – rigs delivered prior to 2001.
Recently, the jack-up drilling market has experienced a shift in demand towards modern jack-up rigs. In line with this trend, several drilling contractors are renewing their fleets through both newbuildings and rig acquisitions.

C.ORGANIZATIONAL STRUCTURE
A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1 to this annual report and the following diagram depicts our simplified organizational and ownership structure.

Borr Drilling Limited
100%
100%
Borr IHC Ltd
Borr Jack-up XVI Inc
100%
Borr Midgard Holding Ltd.
Borr (UK) Holdings Limited
Borr Mexico Ventures Limited
Borr Drilling Management (UK) Limited
Borr Holdings Limited
100%
49%
100%
100%
Borr Midgard Assets Ltd.
Mexican Operating Subsidiaries
Mexican JV Subsidiaries
Borr Drilling Management DMCC
Paragon Offshore Limited
100%
100%
Certain Rig-Owning Subsidiaries
Owners of rigs operating in Mexico
100%
Legacy Paragon Entities
Remaining Rig-Owning Subsidiaries
Borr Drilling Management AS
Remaining Operating Subsidiaries

*	As more fully described herein, our subsidiary Borr Mexico Ventures Limited also holds a 49% interest in four Mexican entities and a subsidiary of our local operating partner in Mexico holds the remaining 51% interest.
D.PROPERTY, PLANTS AND EQUIPMENT
Our principal executive offices are located at S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda. The operational headquarters of Borr Drilling Management UK in London in the United Kingdom and our other offices, including in Singapore, Aberdeen in the United Kingdom, Beverwijk in the Netherlands, Oslo in Norway, Abu Dhabi in the United Arab Emirates, Port Gentile in Gabon, Port Harcourt in Nigeria and Bangkok in Thailand are leased.
We own a substantially modern fleet of jack-up rigs. See “—B. Business Overview—Our Business—Our Fleet” for a table setting forth the jack-up rigs that we own or are under construction as of April 13, 2021.

A number of our rig-owning subsidiaries' shares and assets are pledged to secure loan facilities. See Item 5.B.Liquidity and Capital Resources - Our Existing Indebtedness - Key Borrowing Facilities" for more information.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

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
We are a preferred operator of jack-up rigs within the jack-up drilling market. The shallow-water market is our operational focus as we expect demand will recover sooner than in the mid and deepwater segments of the contract drilling market. We contract our jack-up rigs and offshore employees primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2020, our top five customers by revenue, including related party revenue were subsidiaries of ExxonMobil, NDC, Spirit Energy, Perfomex and ENI. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Our Total Contract Backlog (excluding our Mexican operations) was $132.1 million as of December 31, 2020 and $308.5 million as of December 31, 2019. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, the Middle East, Mexico, West Africa and Southeast Asia. We intend to operate our business with a competitive cost base, driven by a strong and experienced organizational culture and a carefully managed capital structure.
From our initial acquisition of rigs in early 2017, we have expanded rapidly into one of the world’s largest international offshore jack-up drilling contractors by number of jack-up rigs. The following chart illustrates the development in our fleet since our inception:

	As of and For the Year Ended December 31,
	2020	2019	2018
Total Fleet as of January 1	28	27	13
Jack-up Rigs Acquired(1)	—	1	23
Newbuild Jack-up Rigs Delivered from Shipyards	2	2	9
Jack-up Rigs Disposed of	6	2	18
Total Fleet as of the end of the Period	24	28	27
Newbuild Jack-up Rigs not yet Delivered as of the end of Period	5	7	9
Total Fleet, including Newbuild Rigs not yet Delivered, as of the end of Period(2)	29	35	36
(1)Includes acquisition of one semi-submersible rig in 2018 which was sold in 2020.
(2)Since December 31, 2020, we have disposed of one jack-up rig with a total fleet as of April 13, 2021 of 23 jack-up rigs. We have five new build jack-up rigs not yet delivered as of April 13, 2021. Our total fleet, including newbuild rigs not yet delivered, as of April 13, 2021 is 28.
How We Evaluate Our Business
We have two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the IWS model, that are reviewed by the CODM, as an aggregated sum of assets, liabilities and activities that exist to generate cash flows. We evaluate our business based on a number of operational and financial measures that we believe are useful in assessing our historical and expected future performance throughout the commodity-price cycles that have characterized the offshore drilling industry since our inception. These operational and financial measures include the following:

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
The contract period excludes additional periods that may result from the future exercise of extension options under our contracts, and such extension periods are included only when such options are exercised. The contract operating dayrate may temporarily change due to, among other factors, mobilization, weather or repairs. As used in this annual report, Total Contract Backlog (in $ millions) is not the same measure as the acquired contract backlog presented in our Consolidated Financial Statements. Please see Notes 2 and 17 to our Consolidated Financial Statements and the section entitled “Item 4.B Business Overview—Our Business—Customers and Contract Backlog.”
Our Total Contract Backlog (excluding our Mexican operations), expressed in U.S. dollars and in number of years, as of December 31, 2020, 2019 and 2018, was as follows:

	Year Ended December 31,
	2020	2019	2018
Total Contract Backlog (in $ millions)(1)	$132.1	$308.5	$377.5
Total Contract Backlog (in contracted rig years)(1)	3.9	11.8	14.3
(1)The table assumes no exercise of extension options or renegotiations under our current contracts. Also excludes our Mexican operations.
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
Total Recordable-Incident Frequency (TRIF)
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
Weighted Average Number of Operating Rigs

Weighted Average Number of Operating Rigs describes the number of jack-up rigs operating, which may be compared to our total available jack-up fleet. We define operating rigs as all of our jack-up rigs that are currently operating on firm commitments for contract drilling services, represented by definitive agreements. This excludes our jack-up rigs which are stacked, undergoing reactivation programs and newbuild rigs under construction. The Weighted Average Number of Operating Rigs is the aggregate number of expected revenue days to be realized during the period from firm commitments for contract drilling services, divided by the number of days in the applicable period.
Our Technical Utilization, Economic Utilization, Rig Utilization, TRIF and Weighted Average Number of Operating Rigs for the years ended December 31, 2020, 2019 and 2018 were:

	Year Ended December 31,
	2020	2019	2018
Technical Utilization (in %)	99.5	99.0	99.3
Economic Utilization (in %)	92.1	95.9	97.9
Rig Utilization (in %)	48.3	43.3	27.3
TRIF (number of incidents)	1.66	2.12	1.54
Weighted Average Number of Operating Rigs	12.8	11.9	7.0

Financial Measures
Operating Revenues
Operating revenues includes the gross revenue generated from jack-up rigs operated by us under our drilling contracts, including amortization of mobilization revenue received from customers.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure, please refer to Item 3.A Selected Financial Data - for the reconciliation of Adjusted EBITDA to net loss for the years ended December 31, 2020, 2019 and 2018.
Recent Developments
Completion of Equity Offering
In January 2021, we completed a private placement of 54,117,647 new depositary receipts, representing the beneficial interests in the same number of our underlying common shares, each at a subscription price of $0.85 per share (equivalent to NOK 7.1655 per share), raising gross proceeds of $46 million. Following completion of this equity offering, our outstanding and issued share capital increased by to 274,436,351 shares. The increase of the Company’s authorized share capital required for the offering was approved at a special general shareholders’ meeting held on January 8, 2021. Following the special general shareholders’ meeting, our authorized share capital was increased to 290,000,000 common shares of $0.05 par value per share.
Amendments to Financing and Delivery Financing Arrangements
In January 2021, the terms of certain of our Syndicated Credit Facility, Hayfin Facility and the delivery financing arrangements related to our newbuild rigs were amended. The amendments revised certain specified financial covenants, including minimum free liquidity, deferred certain interest payments and changed the dates of certain amortization payments which otherwise would have fallen due in 2021 to 2022. See “—Liquidity and Capital Resources–Our Existing Indebtedness—Loan amendments and Covenants” for more information.
New Contracts
In March, 2021 we entered into three agreements that potentially add a total of $48 million over approximately 590 days to the contract backlog.
The rig "Prospector 1" secured a three-well plus option contract with Tulip for operations in the Netherlands. As a result, the “Prospector 1” is expected to be operating on the Dutch Continental Shelf for the remainder of 2021.
The rig “Gunnlod” secured an optional period extension from PTTEP which is expected to keep the rig operating up to September 2021. The rig has one further option period.
For the rig “Natt” we received a letter of intent with an undisclosed new operator in Nigeria to commence operations in April 2021 for an estimated duration of 150 days, in continuation of its previous contract.
Key Components of Our Results of Operations
Operating revenues
We earn revenues primarily by performing the following activities: (i) providing our jack-up rigs, work crews, related equipment and services necessary to operate our jack-up rigs; (ii) providing our jack-up rigs to our Mexican equity method investments (Perfomex and Perfomex II) under bareboat lease contracts, and providing management and labor under management agreements to Perfomex and Perfomex II; (iii) delivering our jack-up rigs by mobilizing to and demobilizing from the drill location; and (iv) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for our contracts.
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
We lease rigs on bareboat charters to our equity method investments, Perfomex and Perfomex II. We expect lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigns the bareboat a value over the lease term equivalent to residual cash after payments of operating expenses and other fees. We, as a lessor, do not recognize a lease asset or liability on our balance sheets at the time of the formation of the entities nor as a result of the lease. Revenue is recognized when management are able to reasonably predict the expected underlying bareboat rate over the contract term.

Gains on disposals
From time to time we may sell, or otherwise dispose of, our jack-up rigs and/or other fixed assets to external parties or related parties. In addition, assets, including certain jack-up rigs, may be classified as “held for sale” on our balance sheets when, among other things, we are committed to a plan to sell such assets and consider a sale probable within twelve months. We may recognize a gain or loss on any such disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.
Operating expenses
Our operating primarily expenses include jack-up rig operating and maintenance expenses, depreciation and impairment, amortization of contract backlog, general and administrative expenses and restructuring costs.
Rig operating and maintenance expenses are the costs associated with owning a jack-up rig that may from time to time be either in operation or stacked, including:
•Rig personnel expenses: compensation, transportation, training, as well as catering costs while the crews are on the jack-up rig. Such expenses vary from country to country and reflect the combination of expatriates and nationals, local market rates, unionized trade arrangements, local law requirements regarding social security, payroll charges and end of service benefit payments.
•Rig maintenance expenses: expenses related to maintaining our jack-up rigs in operation, including the associated freight and customs duties, which are not capitalized nor deferred. Such expenses do not directly extend the rig life or increase the functionality of the rig.
•Other rig-related expenses: all remaining operating expenses such as supplies, insurance costs, professional services, equipment rental and other miscellaneous costs.
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
Our general and administrative expenses primarily include all office personnel costs and other miscellaneous expenses incurred by the operational headquarters of Borr Drilling Management UK in the UK as well as share-based compensation expenses, fees payable to certain Related Parties under a management agreement for providing business, organizational, strategic, financial and other advisory services and doubtful debt provisions or releases.
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

Acquisitions and Disposals
Since our inception in 2016, we have acquired more than 50 jack-up rigs through both the purchase of existing jack-up rigs, companies owning jack-up rigs and contracts for newbuild jack-up rigs, of which we have sold 26 and one semi-submersible. This increase in jack-up rigs and related expansion of operations resulting from an increased number of jack-up rigs under contract has had a significant impact on our results of operations and our balance sheets during the periods presented in our Consolidated Financial Statements. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use include whether such rigs are warm stacked or cold stacked, age of the rig, geographic location and technical specifications; please see our fleet status report in “Item 4.B Business Overview—Our Business—Our Fleet” for further information concerning these features by rig.
For more information on our acquisitions and disposals, please see the section entitled “Item 4. Information on the Company.”
Acquisitions and Disposals: The table below sets forth information relating to our acquisitions and disposals since our formation:

Transaction (Closing Date)	Transaction Value (in $ millions)	Purchase Price Allocation (in $ millions)	Rigs Purchased	Rig Status at Acquisition	Rig Status as of December 31, 2020(1)2
Hercules Acquisition (January 23, 2017)	$130 (Asset Acquisition)	N/A	•2 premium jack-up rigs	•Warm Stacked: 2	•Warm Stacked: 2
Transocean Transaction (May 31, 2017)	$1,240.5 (Business Combination)	•Jack-up Rigs: $547.7 •Onerous Contract: $(223.7) •Current Assets: $0.5 Total: $324.5(2) •Future Newbuild Contracts: $916.0 Total: $1,240.5	•6 premium jack-up rigs •4 standard jack-up rigs •5 contracts for newbuild jack-up rigs	•Warm Stacked: 7 •Under Legacy Contract: 3 •Under Construction: 5	•Warm Stacked: 3 •Cold Stacked: 1 •Under New Contract: 3 •Disposed of: 5 •Under Construction: 3
PPL Acquisition (October 6, 2017)	$1,300 (Asset Acquisition)	•N/A	•9 contracts for newbuild jack-up rigs	•Under Construction: 9	•Warm Stacked:3 •Under New Contract: 6
Paragon Transaction (March 29, 2018)	$241.3 (Business Combination)	•Jack-up Rigs: $261.0 •Other Net Assets: $18.4 •Bargain Gain: $(38.1) •Total: $241.3	•2 premium jack-up rigs •20 standard jack-up rigs •1 semi- submersible	•Warm Stacked:16 •Under Legacy Contract: 7	•Under New Contract: 2 •Disposed of: 21
Keppel Acquisition (May 16, 2018)	$742.5 (Asset Acquisition)	N/A	•5 contracts for newbuild jack-up rigs	•Under Construction: 5	•Under Construction: 2 •Warm Stacked: 3
Keppel Hull B378 Acquisition (March 29, 2019)	$122.1 (Asset Acquisition)	N/A	•1 contract for a newbuild jack-up rig	•Under Construction: 1	•Warm Stacked: 1
(1)Jack-up rigs “Under New Contract” include those rigs which are being mobilized to, or are otherwise awaiting the commencement of, drilling operations under the relevant contract.
(2)This is the amount reflected in the balance sheets as a result of purchase accounting.

•Recent and Future Acquisitions and Disposals: We are contracted to take delivery of the remaining five newbuild jack-up rigs not yet delivered no later than the end of the 2023. Keppel have the right to cancel these newbuilding contracts if in receipt of a bone fide offer, which we can match to retain the contracts. We have made and may consider in the future disposals of jack-up rigs. Acquisitions or disposals of our jack-up rigs are likely to impact our revenue as well as our operating and maintenance expenses. For details of acquisitions or disposals in 2018, 2019 and 2020 see 'Item 4.B Business Overview - Divestments,
•Restructuring Costs: Following the Paragon Transaction in March 2018, we undertook a rigorous review of the acquired business and have undertaken steps to reduce headcount, office locations and administrative costs. In 2018, we recognized $30.7 million of restructuring costs in connection with such cost reduction measures, which also impacted on our operating and general and administrative costs. We continued to implement our restructuring and integration of the acquired business during 2019 and 2020, which has affected our operating and general and administrative costs as well as restructuring costs during these years and future years.
•Purchase Price Allocations: In connection with any past or future acquisition accounted for as a business combination, including the Transocean Transaction and the Paragon Transaction, we use a purchase price allocation so that the value of the assets acquired reflects the estimates, assumptions and judgments of our management relative to the carrying values, remaining useful lives and residual values. The estimates, assumptions and judgements involved in accounting for acquisitions, including the recognition of goodwill, may result in the impairment of certain assets in the future and have the effect of creating assets and liabilities which directly affect our financial statements and may indirectly affect our results of operations.
Other Factors Affecting our Financial Statements
In addition to the factors identified above, you should consider the following facts when evaluating our financial statements and assessing our prospects:
•Revenues: Our revenues are primarily affected by the number of jack-up rigs under contract from time to time and the dayrates we are able to charge our customers, which vary from time to time. To a significant extent, the dayrates we charge our customers depend on the market cycle of the jack-up drilling market at a given point in time. Historically, when oil prices decrease, capital spending and drilling activity decline, which leads to an oversupply of drilling rigs and reduced dayrates. Conversely, higher oil prices, increased capital spending and drilling activity and limited supply of drilling rigs have historically led to higher dayrates. In addition, the number of jack-up rigs under contract from time to time is affected by, among other factors, our relationships with new and existing customers and suppliers, which have grown substantially since our inception in 2016. Going forward, our ability to leverage those relationships into new contracts and advantageous rates will be critical to our success and prospects for growth. Our revenues may also be affected by other situations, including when our jack-up rigs cease operations due to technical failures and other situations where we do not collect revenue from our customers. Our ability to keep our jack-up rigs operational when under contract is monitored by our Board and management as Technical Utilization statistics.
•Nature of Our Operating and General and Administrative Expenses: Our operating expenses in 2019 and 2020 reflect much higher levels of expenses relating to operating rigs than was the case in prior years. To the extent that the offshore drilling market recovers, we expect the nature of our operating expenses will shift to include primarily expenses related to the ongoing operation of our jack-up rigs. In such case, our operating expenses will depend on various factors, including expenses related to operating our jack-up rigs, maintenance projects, downtime, weather and other operating factors. In addition, we have incurred and expect to incur direct, incremental general and administrative expenses as a result of our being a publicly traded company in the United States, including costs associated with hiring personnel for positions created as a result of our U.S. public company status, publishing annual and interim reports to shareholders consistent with SEC and NYSE requirements, expenses relating to compliance with the rules and regulations of the SEC, listing standards of the NYSE and the costs of independent director compensation. These incremental general and administrative expenses related to being a publicly traded company in the United States are not included in our historical consolidated results of operations prior to 2019.
•Financing Arrangements and Investments in Securities: The financial income and expenses reflected in our Consolidated Financial Statements may not be indicative of our future financial income and expenses and may, along with other line items related to our Financing Arrangements and historical financing arrangements detailed in the section entitled “—Our Existing Indebtedness,” change as the number of our jack-up rigs under contract increases. As we take delivery of the newbuild rigs we have agreed to purchase, we finance a portion of the purchase price and thus our debt levels and finance expense will increase. The financing arrangements we have had in place historically may not be representative of the agreements that will be in place in the future or that we had in place during our first two years of operations. For example, we have amended our Financing Arrangements in 2020 and 2021 and we may amend our existing Financing Arrangements or enter into new financing arrangements and such new agreements may not be on the same terms as our current Financing Arrangements. In addition, from time to time, we may make and hold investments in other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of jack-up rigs, subject to compliance with the covenants contained in certain of our Financing Arrangements which restrict such investments. We also may purchase and hold debt or other securities issued by other companies in the offshore drilling industry from time to time. The impact of these financial investments will impact our results of operations.
•Interest Rates and Derivative Values: A significant portion of our debt bears floating interest rates. For example, the interest rates under certain of our Financing Arrangements are determined with reference to LIBOR plus a specified margin. As such, movements in interest rates, and LIBOR specifically, could have an adverse effect on our results of operations and cash flows. In addition, in connection with the issuance of our convertible Bonds we entered into the Call Spread Transactions, which may have a dilutive effect on our earnings per share to the extent that the market price per share of our shares exceeds the applicable strike price of the options. In future periods, interest expense will depend on, among other things, our overall level of indebtedness, interest rates and the value of our shares and related-derivative values.
•Income Taxes: Income tax expense reflects current tax and deferred taxes related to the operation of our jack-up rigs and may vary significantly depending on the jurisdiction(s) of operation of our subsidiaries, the underlying contractual arrangements and ownership structure and other factors. In most cases, the calculation of tax is based on net income or deemed income in the jurisdiction(s) where our subsidiaries operate. As we transition our focus to the operation of our jack-up rigs, our income tax expense will be primarily affected by the number of jack-up rigs under contract from time to time and the dayrates we are able to charge our customers as well as the expenses we incur which can vary from time to time. Because taxes are impacted by taxable income of our subsidiaries, our tax expense may not be correlated with our income on a consolidated basis.
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
Jack-up Rigs
The carrying amount of our jack-up rigs is subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values and impairments. As of December 31, 2020, 2019 and 2018, the carrying amount of our jack-up rigs was $2,824.6 million, $2,683.3 million and $2,278.1 million, representing 89.1%, 81.8% and 78.2% of our total assets, respectively.
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
The carrying values of our jack-up rigs and related equipment are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We assess recoverability of the carrying value of an asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.
Our management has identified certain indicators, among others, that the carrying value of our jack-up rigs and related equipment may not be recoverable and our market capitalization was lower than the book value of our equity. These market indicators include the reduction in new contract opportunities, fall in market dayrates and contract terminations. We assessed recoverability of our jack-up rigs by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilization of the rigs. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our jack-up rigs. As a result at December 31, 2020 we did not need to assess the discounted cash flows of our rigs, and no impairment charges were recorded
With regard to our non-core jack-up rigs, "MSS1", "Atla" and "Balder" which were impaired during 2020 and have subsequently been sold, the fair value of these assets were derived by applying a combination of an income approach, using projected undiscounted cash flows and estimated sale or scrap value. These valuations were based on unobservable inputs that required significant judgments for which there was limited information, including, in the case of an income approach, assumptions regarding future day rates, utilization, operating costs and capital requirements.
Equity method investments
We account for our ownership interests in certain Mexican companies, Perfomex, Opex, Akal and Perfomex II, as equity method investments in accordance with ASC 323, Investments — Equity Method and Joint Ventures and record the investment in equity method investments in the Consolidated Balance Sheets. The equity method of accounting is applied when the investor has an ownership interest of less than 50% and/or does not control the entity, but nonetheless has significant influence over the operating or financial decisions of the investee. Under the equity method, investments are stated at initial cost, in addition, guarantees issued to the equity method investments and in-substance capital contributions and capital contributions are allocated to the investment. Our proportionate share of the investees net income (loss) is reflected as a single-line item in the Consolidated Statement of Operations and as increases or decreases, as applicable, in the carrying value of our investment in the Consolidated Balance Sheet. In addition, the proportionate share of net income (loss) is reflected as a non-cash activity in operating activities in the Consolidated Statement of Cash Flows. Contributions increase the carrying value of the investment and are reflected as an investing activity in the Consolidated Statement of Cash Flows.
Investments in equity method investments are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate an other-than-temporary loss in carrying value has occurred.

Accounting for debt modifications
We account for debt modifications in accordance with ASC 470, Debt. A debt modification can be an amendment to the terms or cash flows of an existing debt instrument, exchanging existing debt for new debt with the same lender, repaying an existing debt obligation and contemporaneously issuing new debt to the same lender. Although this may be a legal extinguishment, the transaction may need to be accounted for as a debt modification.
Modification of debt is assessed as either a troubled debt restructuring ("TDR") or as modification or exchange of a term loan or debt security. A modification is a TDR if (1) the borrower is experiencing financial difficulty, and (2) the lender grants the borrower a concession. A lender is deemed to grant a concession when the effective borrowing rate on the restructured debt is less than the effective borrowing rate on the original debt.
An exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished if the exchanged debt instruments are substantially different if the present value of the cash flows under the terms of the new debt instrument are at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent the change is considered a modification to the debt. If a debt instrument is restructured more than once in a twelve-month period, the debt terms (e.g., interest rate, prepayment penalties) that existed just prior to the earliest restructuring in that twelve-month period should be used to apply the 10% test, provided the restructuring was (or restructurings were) accounted for as a modification.
The effective borrowing rate of the restructured debt is calculated by determining the discount rate that equates to the present value of the cash flows under the terms of the restructured debt to the current carrying value of the original debt.

Cost associated with debt modifications accounted for as amendments are charged to the income statement. For debt extinguishments the cost is charged to the balance sheet and any unamortized amount remaining upon the extinguishment is charge to the income statement.

Our debt modifications throughout 2020 have been assessed as non-troubled debt modifications.
Income Tax Positions
Borr Drilling Limited is a Bermuda company that has a number of subsidiaries, affiliates and branches in various jurisdictions. Whilst the Company is resident in Bermuda, it is not subject to taxation under the laws of Bermuda, so currently, the Company is not required to pay taxes in Bermuda on ordinary income or capital gains. The Company and each of its subsidiaries and affiliates that are Bermuda companies have received written assurance from the Minister of Finance in Bermuda that in the event that Bermuda enacts legislation imposing taxes on ordinary income or capital gains, any such tax shall not be applicable to the Company or such subsidiaries and affiliates until March 31, 2035. Certain subsidiaries, affiliates and branches operate in other jurisdictions where withholding taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.
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
Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected in the Consolidated Balance Sheets. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including assumptions regarding where our jack-up rigs are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the Consolidated Balance Sheet date. The impact of tax law changes is recognized in periods when the change is enacted.
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

A.OPERATING RESULTS
Year ended December 31, 2020 compared to the Year ended December 31, 2019
The following table summarizes our results of operations for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019
	(in $ millions)
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Dayrate revenue	$265.2	$327.6
Related party revenue	42.3	6.5
Operating revenues	307.5	334.1
Gain on disposals	19.0	6.4
Operating expenses	(514.5)	(491.3)
Operating loss	$(188.0)	$(150.8)
Income/(loss) from equity method investments	9.5	(9.0)
Total financial expenses, net	(122.9)	(128.1)
Income tax expense	(16.2)	(11.2)
Net loss	$(317.6)	$(299.1)
Other comprehensive income	—	5.6
Total comprehensive loss	$(317.6)	$(293.5)
Operating Revenues
Our operating revenues were $307.5 million for the year ended December 31, 2020, compared to $334.1 million for 2019. The decrease of $26.6 million was primarily due to due to the reduced number of rigs which were operating during the year due to the economic downturn brought on by the Covid-19 pandemic. As of December 31, 2020, we had 24 jack-up rigs of which 11 were operating at the year end, compared with 28 rigs, including one semi-submersible of which 16 were operating at December 31, 2019. During 2020, we sold six vessels of which five were on contract in 2019 contributing dayrate revenues. In addition, the rigs "Mist", "Prospector 1" "Norve", "Prospector 5", "Gerd", "Groa" and "Ran" were warm stacked for part of 2020 contributing less day rate revenue than 2019.
Offsetting this reduced activity was an increase in dayrate revenues generated by the "Natt", "Frigg","Idun", "Saga" and "Gunnlod".
Gain on Disposals
Our gain on disposals was $19.0 million for the year ended December 31, 2020, compared to $6.4 million for 2019. We completed the sale of six jack-up rigs in 2020 for total proceeds of $31.4 million. We completed the sale of two jack-up rigs during 2019, for total proceeds of $6 million.

Operating Expenses
Operating expenses include the following items:

	For the Year Ended December 31,
	2020	2019
	(in $ millions)
Rig operating and maintenance expenses	$270.4	$307.9
Depreciation of non-current assets	117.9	101.4
Impairment of non-current assets	77.1	11.4
Amortization of acquired contract backlog	0.0	20.2
General and administrative expenses	49.1	50.4
Operating expenses	$514.5	$491.3
Our operating expenses were $514.5 million for the year ended December 31, 2020, compared to $491.3 million for 2019. The increase of $23.2 million is primarily due to the impairment of non-current assets recorded in 2020 on three jack-up rigs that were reduced to their expected realizable value.
Our rig operating and maintenance expenses, including stacking costs, were $270.4 million for the year ended December 31, 2020, compared to rig operating and maintenance expenses of $307.9 million for 2019. The decrease in rig operating expenses for 2020 compared to 2019 reflects the reduced number of rigs operating in 2020 compared with 2019 due to the sale of six rigs and the higher number of rigs warm stacked and not operational. During 2020, the Company took delivery of two newbuild rigs, which have been warm stacked since delivery.
Our depreciation charge was $117.9 million for the year ended December 31, 2020, compared to $101.4 million for 2019. The increased depreciation charge was due to delivery of two rigs in January and May 2020 and a full years depreciation on the three rigs delivered in 2019, partially offset by the sale of six rigs during 2020.
Impairment of non-current assets was $77.1 million for the year ended December 31, 2020, compared to $11.4 million for 2019. The impairment charge in 2020 principally related "Atla" and "Balder" charge of $58.7 million arising from the impairment review which took place in the second quarter of 2020, the "Atla" was sold in November 2020 and the Balder in February 2021. In addition an impairment charge of "MSS1" was recorded in the first quarter of 2020 reducing the rig to its agreed sale value, the vessel was sold in September 2020. The 2019 impairment charge related to “Eir” for which the book value of the rig was reduced to its agreed sale value and classified as held for sale at December 31, 2019 and sold in October 2020.
Amortization of acquired contract backlog was nil for the year ended December 31, 2020, compared to $20.2 million for 2019 as the contract backlog asset was fully depreciated during 2019.
Our general and administrative expenses were $49.1 million for the year ended December 31, 2020, which was comparable with $50.4 million for 2019 and reflects our onshore base costs including our corporate offices.
Income/(loss) from equity method investments
Our income from equity method investments was $9.5 million for the year ended December 31, 2020, compared to a loss of $9.0 million for the year ended 2019. The increase of $18.5 million was as a result of an increase in number of operating rigs from two in 2019 to five in 2020 in addition to improved operating margins for the integrated well services segment.

Total financial expenses, net
Our total financial expenses, net was a loss of $122.9 million for the year ended December 31, 2020 compared to a loss of $128.1 million for 2019. The main reason for the decrease of financial expenses of $5.2 million in 2020 is a realised gain on financial instruments of $1.5 million in 2020 compared to a loss on marketable debt securities of $15.4 million in 2019, as in 2020 we settled in full our forward position and took delivery of 4.2 million shares in Valaris plc which we then subsequently sold at a gain of $1.5 million. In addition, $5.6 million was recorded as loan fees related to settled debt in 2019, with no comparative item in 2020. This was offset by an increase in interest expense of $87.4 million in 2020 compared to $70.4 million in 2019 driven by incremental debt increase of $196.4 million as a result of the issuance of $181.8 million of debt as non-cash settlement for newbuild delivery installments on the Heimdal and Hild rigs.
Income Tax Expense
Our income tax expense for the year ended December 31, 2020 was $16.2 million, compared to $11.2 million for 2019, an increase of $5.0 million which reflects increased activity in higher tax jurisdictions, specifically in Mexico and Asia.
Year ended December 31, 2019 compared to the Year ended December 31, 2018
The following table summarizes our results of operations for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019	2018
	(in $ millions)
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Operating revenues	$334.1	$164.9
Gain from bargain purchase	—	38.1
Gain on disposals	6.4	18.8
Operating expenses	(491.3)	(353.2)
Operating loss	$(150.8)	$(131.4)
Income/(loss) from equity method investments	(9.0)	—
Total financial expenses, net	(128.1)	(57.0)
Income tax expense	(11.2)	(2.5)
Net loss	$(299.1)	$(190.9)
Other comprehensive income	5.6	0.6
Total comprehensive loss	$(293.5)	$(190.3)
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
Offsetting this increased activity was a decrease in revenues generated by the “B391”, “C20051” and “B152”, all of which contributed more dayrate revenue from contracts in 2018 than in 2019. The “B391” and “B152” rigs are non-premium jack-up rigs and are currently warmed stacked. The “C20051”, along with the “Baug” and the “Eir”, were sold in May 2019. None of these rigs have been on contract through 2019 or 2018. As of December 31, 2019, the sale of “Eir” had not been concluded so it was classified within jack-up drilling rigs held for sale. The vessel was sold in October 2020.

Gain from Bargain Purchase
Our gain from bargain purchase was $nil million for the year ended December 31, 2019 compared to $38.1 million for 2018 which relates to our acquisition of Paragon Offshore. This represents our determination that the purchase price paid to acquire the business was lower than the fair value of the assets and liabilities acquired.
Gain on Disposals
Our gain on disposals was $6.4 million for the year ended December 31, 2019, compared to $18.8 million for 2018. We sold three jack-up rigs in 2019 for total proceeds of $9 million of which $3 million was received in 2020. We sold 18 jack-up rigs during 2018, 16 of which we acquired in the Paragon Transaction, for total proceeds of $37.6 million.
Operating Expenses
Operating expenses include the following items:

	For the Year Ended December 31,
	2019	2018
	(in $ millions)
Rig operating and maintenance expenses	$307.9	$180.1
Depreciation of non-current assets	101.4	79.5
Impairment of non-current assets	11.4	—
Amortization of acquired contract backlog	20.2	24.2
General and administrative expenses	50.4	38.7
Restructuring costs	—	30.7
Operating expenses	$491.3	$353.2
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
Income/(loss) from equity method investments
Our loss from equity method investments was $9.0 million for the year ended December 31, 2019, whereas we did not record any loss or gain for 2018, due to the entry into our Mexican joint venture in 2019.
Total financial expenses, net
Our total financial expenses, net was a loss of $128.1 million for the year ended December 31, 2019 compared to a loss of $57.0 million for 2018. The main reasons for the increase in loss of $71.1 million in 2019 are interest expense of $70.4 million in 2019 compared to $13.7 million in 2018 driven by incremental debt increase of $535.2 million: an increase in unrealized losses on forward contracts of $15.0 million, to $29.2 million in 2019 compared to $14.2 million in 2018 and which relates to market to market adjustments in connection with our investments in shares of Valaris PLC; and realized losses on financial instruments of $15.4 million compared to $nil million in 2018 relating to our investment in debt securities of Oro Negro. These increased expenses were partly offset by a decrease in mark to market expenses of $25.2 million related to our call spread derivative.
Income Tax Expense
Our income tax expense for the year ended December 31, 2019 was $11.2 million, compared to $2.5 million for 2018, an increase of $8.7 million which reflects our increased activity and significant growth in our deployed fleet, especially in West Africa and Mexico.
B.LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Requirements
Historically, we have met our liquidity needs principally from proceeds from equity offerings and our convertible bonds, cash generated from operations, availability under our Financing Arrangements, including the shipyard delivery Financing Arrangements related to our newbuild rigs and sale of non-core assets.
Our primary uses of cash during 2020 were operating expenses, investing activities including capital expenditures mainly related to activations of jack-up rigs, purchase of marketable securities arising from settlement of previously entered into forward contract for shares, funding into our equity method investments, interest payments and income tax payments.
During 2020 and 2019, our capital expenditures associated with our newbuild rigs, including deferred costs, were $181.8 million and $302.0 million, respectively, of which $181.8 million in 2020 and $177.9 million in 2019 was settled by issuing long term debt.
Capital expenditures related to contract preparation, purchase and refurbishment of rig equipment, and other investments are highly dependent on how many jack-up rigs we activate or reactivate, which is dependent on the number of contracts we are able to secure. We funded our 2020 capital expenditures and deferred costs using available cash and cash flows from operations, and proceeds from long term debt and from share issuances. We expect our funding sources to be similar in 2021, using available cash and cash flows from operations as well as potentially debt and equity financings. although there is no assurance we will be able to complete any necessary financings. During 2020 we raised $60.2 million and in January 2021, we raised a further $46 million in equity financing.

Our primary commitments for capital expenditures relate to contracts to acquire five newbuild premium jack-up rigs from Keppel to be delivered in 2023. The total price of these jack-up rigs is $742.5 million.

Our sources of liquidity consist of cash and cash equivalents excluding restricted cash, plus cash generated from operations and available amounts under our financing arrangements (if any). As of December 31, 2020 we had $19.2 million in cash and cash equivalents compared to $59.1 million as of December 31, 2019. In addition, as of December 31, 2020, we had $10 million and $20 million undrawn under our Syndicated Facility and New Bridge Facility, respectively and which is available only with the consent from all lenders. (December 31, 2019: $35.0 million in total under our Syndicated Facility and our New Bridge Facility).

We are dependent on cash generated by our subsidiaries which are subject to legal and contractual restrictions. See the section entitled "Item 3.D.Risk Factors - Risk Factors related to our business - We are a holding company and are dependent upon cash flows from subsidiaries and equity method investments to meet our obligations. If our operating subsidiaries or equity method investments experience sufficiently adverse changes in their financial condition or results of operations, or we otherwise become unable to arrange further financing to meet our liquidity requirements to satisfy our debt or other obligations as they become due, we may become subject to insolvency proceedings,

Going Concern assumption
The Company has incurred significant losses since inception and may be dependent on additional financing in order to fund future losses that may arise in the next 12 months if the Company's rigs are unable to secure continued work or if payments from its customers, particularly in Mexico, does not improve or deteriorates, and to meet capital expenditure commitments mainly for activations of newbuild rigs. In addition the Company is experiencing the impact of current unprecedented market conditions and the global market reaction to the COVID-19 pandemic. At this stage the Company cannot predict with reasonable accuracy the impact on the Company. In 2020, the Company received early termination notices for three ongoing contracts and one cancellation of an upcoming contract. The negative cash effects as a result of any future contract terminations further could create need for additional financing.
This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements included in this annual report on Form 20-F do not include any adjustments that might result from the outcome of this uncertainty.
To help improve the Company's liquidity situation the company raised new equity of $60.2 million in 2020. We entered into debt amendments in June (see Borrowing Activities below), with further amendments announced on September 30, 2020, to the Syndicated Facility and Hayfin Facility, subject to certain conditions including the shipyards agreeing the same. The key announced amendments were: (i) extend the maturity on the Syndicated Facility and the Hayfin Facility to January 2023, (ii) no bank debt amortization before maturity, (iii) amending the level of the minimum cash covenant until expiry of the Syndicated Facility and the Hayfin Facility, (iv) extend the maturity of interest payments due September 30, 2020 and December 31, 2020 with the banks by 12 months, and (v) defer requirement to replenish the minimum restricted liquidity account with Hayfin until September 30, 2021.
In January 2021, we completed the amendments to the Syndicated Facility and Hayfin Facility described in the preceding paragraph and in connection with those amendments, we amended certain of our shipyard financing agreements, whereby we are required to pay $12 million in 2021 and $24 million in 2022, to our shipyards, in order to defer debt amortization, interest payments and maturity payments (including delivery payments for five newbuild rigs) into 2023. As a condition of these agreements, we raised a gross amount of $46 million in new equity in January 2021. The completion of admendments to shipyard agreements and equity raise, satisfied the conditions precedent to the Syndicated Facility and the Hayfin Facility in September 2020 discussed above. All of these amendments were effective on January 30, 2021.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs, there is no guarantee that any additional financing or sale measures will be concluded successfully.

Cash Flows
Our cash flows for the years ended December 31, 2020, 2019 and 2018 are presented below:

	For the Year Ended December 31,
	2020	2019	2018
	(in $ millions)
Net Cash Used in Operating Activities	$(54.8)	$(89.0)	$(135.2)
Net Cash Used in Investing Activities	(119.7)	(271.1)	(560.1)
Net Cash Provided by Financing Activities	65.2	397.3	583.5
Net Change in Cash and Cash Equivalents	$(109.3)	$37.2	$(111.8)
Cash Flows Used in Operating Activities

Net cash used in operating activities was $54.8 million during the year ended December 31, 2020, compared to $89.0 million used in operations during the year ended December 31, 2019. The decrease of $34.2 million was primarily due to movements in working capital. Included within net cash used in operating activities during the year ended December 31, 2020, are interest payments of $40.1 million, net of capitalized interest and income tax payments of $8.6 million; compared with interest payments, net of capitalized interest of $69.0 million and $1.3 million used in operations during the year ended December 31, 2019.
Net cash used in operating activities was $89.0 million during the year ended December 31, 2019, compared to $135.2 million used in operations during the year ended December 31, 2018 The decrease of $46.2 million was primarily due to a reduction in our net loss in the year, reduced by non-cash items and movements in working capital. Included within net cash used in operating activities during the year ended December 31, 2019, are interest payments of $69.0 million, net of capitalized interest and income tax payments of $1.3 million compared with interest payments , net of capitalized interest and income tax payments of $8.6 million and $3.2 million respectively used in operations during the year ended December 31, 2019.
Cash Flows Used in Investing Activities
Net cash used in investing activities was $119.7 million for the year ended December 31, 2020, compared to $271.1 million for year ended December 31, 2019. Payments in 2020 primarily relate to the purchase of marketable securities to settle forward contracts of $92.5 million (2019: purchase of marketable securities of $6.9 million), offset by proceeds from sale of marketable securities of $31.3 million mainly relating to our Oro Negro debt instruments) and $37.4 million payments in respect of jack-up drilling rigs (2019 : $127.3 million) relating to activation costs of newbuilds. This was offset by higher proceeds from sale of fixed assets in 2020 of $37.7 million ( 2019: $7.1 million).

Net cash used in investing activities was $271.1 million for the year ended December 31, 2019, compared to $560.1 million for year ended December 31, 2018. Payments in 2019 primarily relate to payments in respect of jack-up drilling rigs of $142.6 million, payments and costs in respect of jack-up rigs of $127.3 million (mainly relating to activation costs of newbuilds), funding in respect of our equity method investments in Mexico of $30.8 million and purchase of marketable securities of $6.9 million, offset by proceeds from sale of marketable securities of $31.3 million mainly relating to our Oro Negro debt investments and proceeds from sale of fixed assets of $7.1 million. Payments in 2018 primarily related to costs in respect of newbuildings of $362.4 million, payments to acquire Paragon Offshore, net of cash acquired of $195.1 million, purchase of marketable securities of $13.0 million, payments and costs in respect of jack-up drilling rigs of $23.4 million and purchase of plant and equipment of $7.8 million, offset by proceeds from the sale of rigs of $41.6 million.

Cash Flows Provided by Financing Activities
Net cash provided by financing activities was $65.2 million for the year ended December 31, 2020, compared to $397.3 million for the year ended December 31, 2019. Proceeds from share issuance, net of issuance costs were $60.2 million in 2020, compared with $49.2 million in 2019. Proceeds from issuance of long-term debt, net of deferred loan costs were $5.0 million in 2020. In 2019, proceeds from issuance of long-term debt, net of deferred loan costs were $679.6 million, and proceeds from issuance of short-term debt, net of deferred loan costs were $58.5 million offset in 2019 by the repayment of long-term debt of $390.0 million.
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
Equity Offerings

Set forth below is an overview of key information relating to our equity offerings in 2018 through 2020 and January 2021.

Share issuances post December 31, 2020
On January 22, 2021, we conducted a private placement of $46 million by issuing 54,117,647 new depository receipts at a subscription price of $0.85 per depository receipt.

Details of shares issuances in 2020 are as follows:

Date of Issue	Type of Listing	Exchange	Shares issued	Price per share $	Gross Proceeds (in $ millions)
June 5, 2020	Private placement	Oslo	46,153,846	$0.65	30.0
October 5, 2020	Private placement	Oslo	51,886,793	$0.53	27.5
November 30, 2020	Subsequent (repair) offer	Oslo	10,000,000	$0.53	5.3
Totals for 2020			108,040,639		62.8

Details of Share issuances in 2019 are as follows:

Date of Issue	Type of Listing	Exchange	Shares issued	Price per share $	Gross Proceeds (in $ millions)
August 2, 2019	Public offering	New York	5,000,000	$9.30	46.5
August 2, 2019	Public offering	New York	750,000	$9.30	7.0
Totals for 2019			5,750,000		53.5

Shares issuances in 2018

On June 21, 2019 the Board of Directors approved a 5-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split, every five shares of the Company’s issued and outstanding ordinary shares, par value $0.01 per share was combined into one issued and outstanding ordinary share, par value $0.05 per share. Shares issued and price per share reflect this reverse share split:

Date of Issue	Type of Listing	Exchange	Shares issued	Price per share $	Gross Proceeds (in $ millions)
March 23, 2018	Private placement	Oslo	9,341,500	$23.00	211.6
May 30, 2018	Private placement	Oslo	1,528,065	$23.00	35.2
Totals for 2018			10,869,565		246.8
Our Existing Indebtedness

Key Borrowing Facilities
Our loan financing arrangements include our Hayfin Facility, Syndicated Senior Secured Facility and New Bridge Revolving Facility agreements entered into in June 2019, which collectively provided $745 million in financing, we used to refinance existing loan facilities. We agreed amendments to our secured facilities with our secured lenders in June 2020 and further amendments in January 2021. Set forth below is a description of these facilities.
Hayfin Term Loan Facility.
On June 25, 2019, we entered into a $195.0 million senior secured term loan facility agreement with funds managed by Hayfin Capital Management LLP, as lenders, among others. Our wholly-owned subsidiary, Borr Midgard Assets Ltd., is the borrower under the Hayfin Facility, which is guaranteed by Borr Drilling Limited and secured by mortgages over three of our jack-up rigs, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs (collectively the “Ring Fenced Entities”) and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. Our Hayfin Facility originally matured in June 2022. Following amendments to the loan agreements with conditions which were fulfilled in January 2021 the lenders agreed to defer the maturity date to January 2023. The Hayfin Facility agreement includes a make-whole obligation if repaid during the first twelve months and, thereafter, a fee for early prepayment and final repayment. As of December 31, 2020, the facility was fully drawn and we had $195.0 million outstanding under our Hayfin Facility. The facility bears interest at a rate of LIBOR plus a specified margin.
Our Hayfin Facility agreement contains various financial covenants, including, the following covenants which were amended in June 2020:

	Original	June 2020 Amendments
Minimum liquidity requirements	three months interest on the facility at times when the jack-up rigs providing security are not actively operating under an approved drilling contract.	No Minimum Liquidity requirement until January 1, 2021 when minimum liquidity of three months interest ($2.4million at the time) requires replenishment
Value to Loan Ratio*	175% of loan value	175% of loan value

*ratio of market values of assets to the outstanding loan facility amount
The facility also contains various covenants which restrict distributions of cash from Borr Midgard Holding Ltd., Borr Midgard Assets Ltd. and our related rig-owning subsidiaries to us or our other subsidiaries and the management fees payable to Borr Midgard Assets Ltd.’s directly-owned subsidiaries. Our Hayfin Facility agreement also contains customary events of default which include any change of control, non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Hayfin Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders under our Hayfin Facility may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders under our Hayfin Facility may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. On December 30, 2020, the Company received waivers for certain covenants which were applicable both at December 31, 2020 and up to finalization of the 2021 Amendments (see note 32 of the consolidated financial statements). As part of the amendments agreed in January 2021, the threshold of the minimum value to loan covenant was lowered from 175% to 140%. Following these amendments being formalized in January 2021, the Company was in compliance with the requirements of the amended value to loan covenant.
This loan was amended in January 2021. Please see "loan amendments and covenants" below.
Syndicated Senior Secured Credit Facilities
On June 25, 2019, we entered into a senior secured credit facilities agreement with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, as lenders, among others. The senior credit facilities comprised a $230 million credit facility, $50 million newbuild facility (which in 2020 was cancelled), $70 million facility for the issuance of guarantees and other trade finance instruments as required in the ordinary course of business and a $100 million incremental facility subject to transferring both secured rigs by the New Bridge Revolving Credit Facility (outlined below). In total $450 million of commitments, or $400 million following the cancellation of the newbuild facility. This agreement was amended on September 12, 2019, when Clifford Capital Pte. Ltd. became a new lender with a commitment of $25 million and one rig as security was transferred from the New Bridge Revolving Credit Facility utilizing $50 million of the incremental facility. On December 23, 2019 certain financial covenants were amended and again in June 2020 when certain amortization payments due in 2021 were deferred and financial covenants amended as outlined below. Our obligations under our Syndicated Facility are secured by mortgages over seven of our jack-up rigs, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. The terms of the facility allow for an additional jack-up rig, Odin, currently secured under the New Bridge Facility, to be transferred to our Syndicated Facility if there are incremental commitments from other financiers in the Syndicated Facility (in which case the New Bridge Facility would be repaid at that time).
Our Syndicated Facility originally matured in June 2022. Following amendments to the loan agreement and conditions which were fulfilled in January 2021 the lenders agreed to defer the maturity date to January 2023. This facility bears interest at a rate of LIBOR plus a specified margin.
Our Syndicated Facility agreement contains various financial covenants. In June 2020, the lenders agreed to amend the terms of some of the covenants, and the dates of certain amortization payments which otherwise would have occurred in 2021 to occur on the original maturity date in the second quarter of 2022. The key covenants are listed below:

	Original	June 2020 Amendments
Minimum liquidity requirements	From December 31, 2020 greater of $50 million and 3% of net interest-bearing debt	Cash requirement: $5 million until December 31, 2020; $10 million from and including January 1, 2021 to and including June 30, 2021; $15 million from and including July 1, 2021 to and including September 30, 2021;$20 million from and including October 1, 2021 to and including December 31, 2021. Thereafter greater of $30 million and 3% of net interest-bearing debt
Working Capital	Maintain Positive Working Capital	Maintain Positive Working Capital
Debt service cover ratio	1.25x of our interest and related expenses	1.25x of our interest and related expenses from January 1, 2022
Book Equity Ratio	33.3%	25% up to December 31, 2021 and 40% thereafter
Value to Loan Ratio*	175%	175%
*ratio of market values of rig to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.

The Syndicated Facility agreement also contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants subjecting dividends to certain conditions which, if not met, would require the approval of our lenders prior to the distribution of any dividend; restrictions on the repurchase of our shares; restrictions on changing the general nature of our business; and restrictions on Tor Olav Trøim ceasing to serve on our Board. Furthermore, a change of control results if Mr. Tor Olav Trøim does not maintain ownership of at least six million shares (subject to adjustment for certain transactions). Our Syndicated Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Syndicated Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our Syndicated Facility contains a “Most Favored Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements.
As of December 31, 2020, we had $270.0 million outstanding under our Syndicated Facility; in addition we have a $70 million guarantee line under the Syndicated Facility, of which $43.3 million has been utilized. As of December 31, 2020, there was $10 million undrawn under the facility which may only be drawn at the discretion of all lenders. On December 30, 2020, the Company received waivers for certain covenants which were applicable both at December 31, 2020 and up to finalization of the 2021 Amendments (see note 32 of the consolidated financial statements). As part of the amendments agreed in January 2021, the threshold of the minimum value to loan covenant was lowered from 175% to 140%. Following these amendments being formalized in January 2021, the Company was in compliance with the requirements of the amended value to loan covenant.
This loan was amended in January 2021. Please see "loan amendments and covenants" below.
New Bridge Revolving Credit Facility
On June 25, 2019, we entered into a $100 million senior secured revolving loan facility agreement with DNB Bank ASA and Danske Bank, as lenders, originally secured by mortgages over two of our jack-up rigs, assignments of intra-group loans, rig insurances and certain rig earnings and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs. In connection with our utilization of the first incremental tranche under our Syndicated Facility in September 2019, the security over one of the rigs, “Ran”, was released and the facility amount was reduced to $50 million and $50 million was repaid and transferred into the Syndicated Senior Secured Credit Facilities. Our New Bridge Facility agreement was amended on October 30, 2019, when certain changes were made to the margin. On December 23, 2019 when certain financial covenants were amended, and some changes were made to the security documents in connection with an internal sale of the shares in a rig owner and again in June 2020 when certain amortization payments due in 2021 were deferred and financial covenants were further amended as outline below.
Our New Bridge Facility originally matured in June 2022, with amortization starting in 2021. Following amendments to the loan agreement and conditions which were fulfilled in January 2021, the lenders agreed to defer the maturity date to January 2023 without amortization.
This facility bears interest at a rate of LIBOR plus a specified margin. As of December 31, 2020, we had $30 million outstanding under our New Bridge Facility and $20 million was undrawn under our New Bridge Facility, which may be drawn  with the consent of all of the lenders.
Our New Bridge Revolving Credit Facility agreement contains various financial covenants. In June 2020, the lenders agreed to amend the terms of some of the covenants, and the dates of certain amortization payments which otherwise would have occurred  in 2021 were amended to occur on maturity in the second quarter of 2022. The key covenants are listed below:

	Original	June 2020 Amendments
Minimum liquidity requirements	From December 31, 2020 greater of $50 million and 3% of net interest-bearing debt	Cash requirement: $5 million until December 31, 2020; $10 million from and including January 1, 2021 to and including June 30, 2021; $15 million from and including July 1, 2021 to and including September 30, 2021;$20 million from and including October 1, 2021 to and including December 31, 2021. Thereafter greater of $30 million and 3% of net interest-bearing debt and ring fenced liquidity.
Working Capital	Maintain Positive Working Capital	Maintain Positive Working Capital
Debt service cover ratio	1.25x of our interest and related expenses	1.25x of our interest and related expenses from January 1, 2022
Book Equity Ratio	33.3%	25% up to December 31, 2021 and 40% thereafter
Value to Loan Ratio*	175%	175%

*ratio of market values of rig to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.
The agreement also contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants requiring the approval of our lenders prior to the distribution of any dividends; and restrictions on the repurchase of our shares; restrictions on changing the general nature of our business; restrictions on Mr. Tor Olav Trøim ceasing to serve on our Board. Furthermore, a change of control results if Mr. Tor Olav Trøim does not maintain ownership of at least six million shares (subject to adjustment for certain transactions). Our New Bridge Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the New Bridge Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our New Bridge Facility contains a “Most Favored Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements. On December 30, 2020, the Company received waivers for certain covenants which were applicable both at December 31, 2020 and up to finalization of the 2021 Amendments (see note 32 of the consolidated financial statements). As part of the amendments agreed in January 2021, the threshold of the minimum value to loan covenant was lowered from 175% to 140%. Following these amendments being formalized in January 2021, the Company was in compliance with the requirements of the amended value to loan covenant.
This loan was amended in January 2021. Please see "loan amendments and covenants" below.
Our Delivery Financing Arrangements
In addition to three jack-up rigs which we have taken delivery of against full payment to Keppel, we had contracts with Keppel to take delivery of five jack-up rigs under construction as of year end 2020. For two of our newbuild jack-up rigs under construction at Keppel and ten additional jack-up rigs which have been delivered from PPL and Keppel, we have agreed to accept and accepted, respectively, delivery financing from the yards subject to the terms described below. Additionally, we have the option to take on delivery financing for four of the jack-up rigs to be delivered from Keppel.

PPL Newbuild Financing
In October 2017, we agreed to acquire nine premium “Pacific Class 400” jack-up rigs from PPL (the “PPL Rigs”). All nine PPL Rigs have been delivered as of the date of this annual report. In connection with delivery of the PPL Rigs, our rig-owning subsidiaries as buyers of the PPL Rigs agreed to accept delivery financing for a portion of the purchase price equal to $87.0 million per jack-up rig (the “PPL Financing”). The financing also includes a mechanism for certain fees payable in connection with increases in the market values of the relevant PPL Rigs above a certain level from October 31, 2017 until the repayment date. Please see notes 14 and 22 to our Consolidated Financial Statements for more information.
The PPL Financing for each PPL Rig is an interest-bearing secured seller’s credit, with the borrower either being a rig owner, in which case its obligations are guaranteed by the Company, or the borrower is the Company, with the rig owner as guarantor and provider of security in its assets.  Each seller’s credit originally matured on the date falling 60 months from the delivery date of the respective PPL Rig (later amended in the January 2021 amendments). The PPL Financing bears interest at 3-month USD LIBOR plus a variable marginal rate. Interest accrues and is payable quarterly in arrears.
The PPL Financing is cross-collateralized and secured by a mortgage on such PPL Rig and an assignment of the insurances in respect of such PPL Rig. The PPL Financing also contains various covenants and the events of default include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the PPL Financing agreements or security documents, or jeopardize the security. In addition, each rig-owning subsidiary is subject to covenants which management consider to be customary in a transaction of this nature. Following amendments in June 2020, cash payments of interest were suspended in relation to these rigs for the period from the first quarter of 2020 to the fourth quarter of 2021, and accrued interest was deferred and payable in the first quarter of 2022. Accrued, unpaid interest is guaranteed by an intermediate holding company Borr IHC Limited. The security for the PPL Financing will also include share security over the owners of the rigs which were delivered by PPL with finance under the PPL Financing agreements.
As of December 31, 2020, we had $796.1 million outstanding under our shipyard facilities with PPL, which includes a $3.3 million back-end fee per rig payable at maturity, and were in compliance with the covenants and our obligations under the PPL Financing agreements. We expect to satisfy our obligations under the PPL Financing for each respective PPL Rig with refinancing of debt when due.
This loan was further amended in January 2021. Please see "loan amendments and covenants" below.
Keppel Newbuild Financing
In May 2018, we agreed to acquire five premium KFELS B class jack-up rigs, three completed and two under construction from Keppel (the “Keppel H-Rigs”). As of December 31, 2020, two of the Keppel H-Rigs ("Huldra" and "Heidrun") remain to be delivered. In connection with delivery of the Keppel H-Rigs, Keppel has agreed to provide delivery financing for a portion of the purchase price equal to $90.9 million for the three delivered jack-up rigs and $77.7 million each for the two undelivered rigs "Huldra" and "Heidrun" ( together to be referred to as the "H-Rig Financing"). Separately from the H-Rig Financing described below, we may exercise an option to accept delivery financing from Keppel with respect to two additional newbuild jack-up rigs, “Vale” and “Var,” acquired in connection with the Transocean Transaction (which together with the H-Rig Financing will be referred to as the "Keppel H & V Financing"). We will, prior to delivery of each jack-up rig from Keppel, consider available alternatives to such financing.
In June 2020, we agreed to defer the delivery of two of the Keppel H-Rigs to the third quarter of 2022 and three of the newbuild jack-up rigs acquired in connection with the Transocean Transaction to 30 June 2022 (“Tivar”) and the third quarter of 2022 (“Vale” and “Var”). In January 2021, we have agreed with Keppel to further postpone the deliveries to May ("Tivar"), July ("Vale"), and September ("Var"), October ("Huldra") and December ("Heidrun) 2023.
We have agreed to pay certain holding and other costs for each of the five rigs in respect of the period from the original delivery dates to the revised delivery date. Payments of such costs fall due in quarterly installments from the first quarter of 2021 until delivery.
The H-Rig Financing is an interest-bearing secured facility from Offshore Partners Pte. Ltd (formerly known as Caspian Rigbuilders Pte. Ltd.) (an affiliate of Keppel), guaranteed by Borr Drilling Limited, which will be made available on delivery of each rig and matures on the date falling 60 months from the delivery date of each respective rig (later amended in the January

2021 amendments). The H-Rig Financing bears interest at 3-month USD LIBOR plus a variable marginal rate, which accrues and first cash payment of interest is payable beginning on the third anniversary of delivery.
The H-Rig Financing for each respective Keppel Rig is secured by a mortgage on such Keppel Rig, assignments of earnings and insurances and a charge over the shares of the rig-owning subsidiary which owns each such Keppel Rig. The H-Rig Financing agreements also contain a loan to value clause requiring that the market value of each Keppel Rig shall at all times cover at least 130% of the loan and also contains various covenants, including, among others, restrictions on incurring additional indebtedness. Each H-Rig Financing agreement also contains events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the H-Rig Financing agreements or security documents, or jeopardize the security.
As of December 31, 2020, we had three Keppel Financing outstanding and were in compliance with our covenants and obligations under that Keppel Financing and the pre-drawdown covenants and obligations under the remaining Keppel Financing agreements. We expect to satisfy our obligations under each H-Rig Financing agreement entered into or to be entered into with debt refinancing when due.
As of December 31, 2020, we had $272.6 million outstanding under our shipyard facilities with Keppel, including a back-end fee of $4.5 million per rig. The interest under the facility accrues with no cash payments until the third anniversary of the loan.
This loan was amended in January 2021. Please see "loan amendments and covenants" below.

Loan amendments and Covenants

Our loan agreements contain certain financial covenants which require us to maintain minimum free liquidity and specified financial ratios to satisfy financial covenants. Our loan agreements include cross defaults. Failure to comply with any of the covenants in the loan agreements could result in a default which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

In January 2021. we agreed with our lenders to amend certain of the terms of the Hayfin Term Loan Facility, Syndicated Senior Secured Credit Facilities and New Bridge Revolving Credit Facility, the key amendments are as follows:

	Hayfin Term Loan Facility	Syndicated Senior Secured Credit Facilities	New bridge Revolving Credit Facility
Maturity dates	Extended to the first quarter of 2023	Extended to January 2023	Extended to January 2023
Amortizations	N/A	Extended to January 2023	Extended to January 2023
Interest Payments	N/A	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021	Q3 2020 and Q4 2020 interest payments deferred by one year to 2021
Minimum liquidity requirements	N/A	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022.	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022.
Restricted cash requirement	No requirement to September 30, 2021. From October 1, 2021 - three months interest payments for rigs which are not operating on a contract	N/A	N/A
Debt service cover ratio	N/A	Waived until final maturity	Waived until final maturity
Book Equity Ratio 2021	N/A	25%	25%
Book Equity Ratio 2022	N/A	30%	30%
Book Equity Ratio 2023	N/A	35%	35%
Value to Loan Ratio*	140%	140%	140%
*ratio of market values of rig to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.

In addition, to the above on the Hayfin Term Loan Facility, a purchase option exists for the benefit of Hayfin in respect of the “Thor” and “Skald” unless the rigs are activated, in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance the loan and retain the rig within a certain time period.

Amendments to Delivery Financing Arrangements

In January 2021, we agreed with our shipyard lenders to amend certain of the terms and covenants of the our delivery financing arrangements. The key amendments are as follows:

	PPL Newbuild Financing	Keppel H & V Financing
Interim Payments required 2021	$6 million	$6 million
Interim payments required 2022	$12 million	$12 million
Maturity	Date for repayment of the seller's credit on the rigs are amended to May 2023	Three delivered rigs are extended by one year until 2023
Interest payments	Deferred until March 2023	First interest payment date deferred from third to fourth anniversary of each loan (Delivered Rigs)
Minimum liquidity requirements	Cash requirement: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022.	Not amended
Value to Loan	There is also an requirement to provide additional security if the value of any rigs falls below $70 million in 2021, $75 million in 2022 or $80 million thereafter.	Not amended
*Ratio of market values of rig to the aggregate outstanding facility amount and any undrawn uncancelled part of the facility.

On the PPL facility, in addition to the above a purchase option has been granted for the benefit of PPL in respect of the “Gyme", unless the rig is activated, in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance loan and retain the rig within a certain time period. Capitalized interest is now guaranteed by Borr IHC Limited.
For the Keppel H & V Financing, in addition to the above the delivery dates for the five undelivered rigs were extended to the following for the Tivar (May 2023), Vale (July 2023), Var (September 2023), Huldra (October 2023) and Heidrun (December 2023). All purchase price installments, holding costs and cost cover payments in respect of the five undelivered rigs are deferred until 2023 bar the interim payments above in 2021 and 2022. We have also given rights to Keppel to terminate newbuilding contracts with no refund or other compensation to the rig owner(s) if it receives an offer form a third party, unless Borr purchases the rigs at the offer price within a certain time period.
Our 3.875% convertible bonds due 2023
In May 2018 we raised $350 million through the issuance of our convertible bonds, which mature in 2023. The initial conversion price (which is subject to adjustment) is $33.4815 per Share, for a total of 10,453,534 shares. The convertible bonds have a coupon of 3.875% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on our ability and the ability of our subsidiaries to incur secured capital markets indebtedness. As of December 31, 2020 we had $350 million outstanding under our convertible bonds.
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
Fair value adjustments related to the Call Spread Transactions resulted in an unrealized loss recognized in Total financial income (expenses), net, of $2.3 million for the year ended December 31, 2020. See Note 7—“Total other financial income (expenses), net” to our Consolidated Financial Statements for more information.

Following our equity offerings in 2020 and on January 26, 2021 and in accordance with the loan agreement for the Company's $350 million 3.875% Senior Unsecured convertible bonds, an adjustment to the conversion price was triggered and the conversion price of the bond as of the date of filing is $31.7946 per depository receipt listed on the Oslo Stock Exchange.
We may modify our position by entering into further derivative transactions with respect to our shares and/or purchasing our shares in secondary market transactions. This activity could also cause or avoid an increase or a decrease in the market price of our shares, which could affect any potential exercise of the conversion rights embedded in our convertible bonds.
Average Interest Rate
The average interest rate for our interest-bearing historical financing arrangements, which consist of LIBOR plus a margin specified in each such historical financing arrangement (excluding our convertible bonds), was 4.93% for the year ended December 31, 2020. The average margin of our interest-bearing Financing Arrangements is calculated as the weighted average of the forecasted outstanding loan balance and margin, and excludes our convertible bonds.
C.RESEARCH & DEVELOPMENT
We do not undertake any significant expenditure on research and development. Additionally, we have no significant interests in patents or licenses.
D.TREND INFORMATION
Throughout 2020, we continued our strategy of putting our premium rigs to work. We brought an additional two rigs into service in 2020 and divested six to reach a total of eleven on contract by the end of the year, including rigs working for our Joint Ventures in Mexico. This was down from 16 at the end of 2019.
In contrast to the positive development in 2019, 2020 was impacted by the outbreak of COVID-19 combined with the actions taken by certain members of OPEC and its partners which resulted in an initial dramatic drop in oil prices and subsequent cuts in capital expenditure by E&P companies. Our business was in 2020 and continues to be affected by these factors, both through travel restrictions for crew members and through significant uncertainty around the timing of planned drilling programs.
The rapid spread of the pandemic and the continuously evolving responses to combat it have had an increasingly negative impact on the global economy, resulting in an economic downturn that had and is likely to continue to have a material impact on our business. We expect this volatility in oil prices to continue and if the price of oil declines further and/or remains at a low price for an extended period there could be a material adverse effect on our business, financial condition, and results of operations.
In January 2021, we raised gross proceeds of $46 million in an equity offering conducted as a private placement on the Oslo Stock Exchange through the issuance of 54,117,647 shares, at a subscription price of $0.85 per share. Also in January 2021, we made certain amendments to our secured financing arrangements and yard delivery agreements. The amendments revised certain financial covenants that we are required to meet, including minimum free liquidity and equity ratio. Furthermore, the lenders and shipyards under certain of these arrangements agreed to defer certain interest payments from 2022 to 2023, defer certain amortization payments which otherwise would have fallen due in 2022 to 2023 and to change delivery dates for the remaining newbuild rigs from 2022 to the second, third and fourth quarters of 2023. See “Item 5.B Operating and Financial Review and Prospects—Going Concern Assumption" for further information.
In March, 2021 we entered into three agreements that potentially add a total of $48 million over approximately 590 days to the contract backlog these agreements are summarized below.

"Prospector 1" secured a three-well plus option contract with Tulip for operations in the Netherlands. As a result, the “Prospector 1” is expected to be operating on the Dutch Continental Shelf for the rest of 2021.
The rig “Gunnlod” secured an optional period extension from PTTEP which is expected to keep the rig operating up to September 2021. The rig has one further optional period still to be confirmed.
For the rig “Natt” we received a letter of intent with an undisclosed new operator in Nigeria to commence operations in April 2021 for an estimated duration of 150 days, in direct continuation of its previous contract.
Our Joint Ventures in Mexico have collected $103.7 million from PEMEX through April 13, 2021, enabling increased settlement of balances from the joint ventures to us and our partner. Timing of collections from PEMEX is uncertain and has been challenging in 2020. If we continue to face collection delays, it could have a significant impact on our liquidity.
E.OFF-BALANCE SHEET ARRANGEMENTS
We had no off-balance sheet arrangements as of December 31, 2020, other than commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of our equity method investment and guarantees towards third parties such as surety performance guarantees to customers as they relate to our drilling contracts. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2020, we had not been required to make collateral deposits with respect to these agreements.
F.TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
In the ordinary course of business, we enter into various contractual obligations that impact or could impact our liquidity. The table below reflects our estimated contractual obligations stated at face value as of December 31, 2020 for referenced years:

	Less than 1 year	1–3 years	3–5 years		More than 5 years	Total
	(in $ millions)
Long-term debt obligations	—	1,540.7	359.7		—	$1,900.4
Interest obligations (1)	51.8	190.6	15.8	—	—	258.2
Operating lease obligations (2)	2.6	1.2	0.7		1.1	5.6
Purchase obligations (3)	—	621.0	—		—	621.0
Other long-term liabilities	5.9	3.1	7.9		—	16.9
Total	60.3	2,356.6	384.1		1.1	2,802.1
(1)The estimated interest obligations take into account both contractual interest rates and expected margins.

(2)Operating lease obligations are shown net of 'sub- letting income'.
(3)After the balance sheet date, the agreements to purchase rigs in 2022 has been renegotiated and these will now be delivered in 2023.
Other Commercial Commitments as of December 31, 2020
We have other commercial commitments that contractually obligate us to settle with cash under certain circumstances. Parent company guarantees issued by Borr Drilling Limited in favor of certain customers and governmental bodies guarantee our performance in connection with certain drilling contracts, customs import duties and other obligations in various jurisdictions.
As of December 31, 2020, we had outstanding surety bonds, bank guarantees and performance bonds amounting to $49.2 million (2019: $76.0 million), including performance guarantee to our equity method investments, Opex, of $5.9 million (2019: $5.9 million).
G.SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth information regarding our directors and executive officers.

Directors and Executive Officers	Age	Position/Title
Pål Kibsgaard	53	Director and Chairman of the Board
Tor Olav Trøim	58	Director and Deputy Chairman of the Board
Kate Blankenship	56	Director
Georgina Sousa	70	Director and Company Secretary
Neil Glass	59	Director
Patrick Schorn	52	Chief Executive Officer, Borr Drilling Management UK.
Magnus Vaaler	37	Chief Financial Officer, Borr Drilling Management AS.
The business address of the directors and officers is S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda.
Biographies
Certain biographical information about each of our directors, executive officers and key officers is set forth below:
Pål Kibsgaard has served as a Director and Chairman on our Board since October 2019 and serves on our Compensation and Nominating and Governance Committees. Mr. Kibsgaard has held a variety of global senior management positions at Schlumberger Limited, including Chairman and CEO, COO, President of the Reservoir Characterization Group, vice-president of engineering, manufacturing and sustaining and vice-president of human resources. Earlier in his Schlumberger career, Mr. Kibsgaard was a geomarket manager for the Caspian region after holding various field positions in sales, marketing and customer support. Mr. Kibsgaard is currently chief executive officer of Katerra, a US construction technology company. Mr. Kibsgaard holds a Masters degree from the Norwegian Institute of Technology and is a petroleum engineer. Mr. Kibsgaard is a Norwegian citizen and a resident of the United States of America.

Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder. He served as the Chairman of the Board from August 2017 until September 2019. Mr. Trøim is the founder and sole shareholder of Magni Partners. He is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the U.K. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has 30 years of experience in energy related industries in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a director of Seatankers Management Co. Ltd. From 1995 until September 2014. He was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. Mr. Trøim is a Norwegian citizen and a resident of the United Kingdom. Other directorships and management positions includes, Magni Partners (Bermuda) Limited (Founding Partner), Golar LNG Limited (Chairman), Golar LNG Partners LP (Chairman) (until April 15, 2021), Hygo Energy Transition Ltd (Chairman) (until April 15, 2021), Stolt-Nielsen SA. (Director), Magni Sports AS (Director) and Vålerenga Fotball AS (Director).

Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019. Mrs. Blankenship also serves on the Compensation Committee Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous companies, including as director and audit committee chairperson of North Atlantic Drilling Ltd. from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd. from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018. Mrs Blankenship also serves as a Director of 2020 Bulkers Ltd and Diamond S Shipping Inc. Mrs Blankenship is a United Kingdom citizen and resident.

Georgina Sousa has served as a Director on our Board and our Company Secretary since February 2019. Ms. Sousa was employed by Frontline Ltd. As Head of Corporate Administration from February 2007 until December 2018. She has also served as a director and company secretary of Golar LNG Limited, Golar LNG Partners LP (until April 15, 2021) and 2020 Bulkers Ltd., since 2019. She previously served as a director of Frontline from April 2013 until December 2018, Ship Finance International Limited from May 2015 until September 2016, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and FLEX LNG LTD. from June 2017 until December 2018. Ms. Sousa also served as a Director of Seadrill Limited from November 2015 until July 2018. Ms. Sousa served as Secretary for all of the above mentioned companies at various times during the period between 2005 and 2018. She served as secretary of Archer Limited from 2011 until December 2018 and Seadrill Partners LLC from 2012 until 2017. Ms. Sousa is a U.K. citizen and a resident of Bermuda.
Neil Glass has served as a Director on our Board since December 2019 and also serves as an Audit Committee Member and Chairs our Nominating and Governance Committee. Mr. Glass worked for Ernst & Young for 11 years: seven years with the Edmonton, Canada office and four years with the Bermuda office. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. Mr. Glass also serves as a Director and Audit Committee Member of 2020 Bulkers Ltd and Golar LNG Partners LP (until April 15, 2021). Mr. Glass is a Canadian citizen and a resident of Bermuda.
Patrick Schorn Mr. Schorn became CEO of Borr Drilling in September 2020, after serving as a director since January 2018. Mr. Schorn was previously the Executive Vice President of Wells for Schlumberger Limited. Prior to this role, he held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger in 1991 as a Stimulation Engineer in Europe and held various management and engineering positions in France, United States, Russia, US Gulf of Mexico and Latin America. Mr. Schorn holds a Bachelor of Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands.
Magnus Vaaler became CFO of Borr Drilling in December 2020 from the position of VP Investor Relations and Treasury. Mr. Vaaler has been working in the Company’s Finance department since January 2018 with Treasury, Finance and Investor relations. Mr. Vaaler brings many years of finance, oil and offshore industry experience from three years as VP Finance at “Offshore Merchant Partners”, a portfolio company of Hitecvision, and seven years as Treasurer and VP Finance at Frontline Ltd., listed on NYSE and OSE. Mr. Vaaler holds a Bachelor of Commerce degree from University College Dublin.
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

B.COMPENSATION
During the year ended December 31, 2020, we paid our directors and executive officers aggregate compensation of $4.2 million. In addition for 2020 we also recognized an expense of $0.1 million relating to stock options for shares granted to certain of our directors and executive officers and $0.07 million in costs related to the provision of pension, retirement or similar benefits to our directors and executive officers.

On March 18, 2021 the Company issued 550,263 shares to our Directors as part of their 2020 compensation.
No share options were granted to the Company’s directors and executive officers during the financial year ended December 31, 2020.
(1)Long-term Incentive Program
We have adopted a long-term incentive plan and have authorized the issuance of up to 3,494,000 options pursuant to awards under our long-term incentive program, of which 1,724,000 options remain unallocated for further awards and recruitments. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of any of our subsidiaries are eligible to participate in our long-term incentive plan. The purpose of our long-term incentive program is to align the long-term financial interests of our employees and directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our long-term incentive plan permits the issuance of our shares.
The long-term incentive plan is based on the granting of options to subscribe to new securities. Such options are typically granted with a term of five years. The Board has the authority to set the subscription price, vesting periods and the terms of the options. No consideration is paid by the recipients for the options. When an individual ceases to be eligible to retain options, for example by leaving the group, unvested options lapse. Vested options must, under the same circumstances, be exercised within a certain period after the termination date. For further details on share options please see Note 26 - Share based compensation of our Consolidated Financial Statements included therein.
We held 1,459,714 treasury shares as of December 31, 2020, which we may use for issuances under our long-term incentive program and for other purposes including issuance of shares to Directors as part of their annual compensation. On March 18, we issued 550,263 treasury shares to our Directors and have 909,451 available for future issue.
C.BOARD PRACTICES
Our Board currently consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of the interest at a meeting of our directors. Subject to declaring the interest and any further disclosure required by the Bermuda Companies Acts, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he or she may be interested therein, and if he or she does so, their vote shall be counted and may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.
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

The Directors shall, subject to applicable law and the Bye-Laws, hold office until the next annual general meeting following such Director’s election. The Directors may be re-elected. Directors stand for re-election at each annual general meeting but there is no limit on the term of office.

There are no service contracts between us and any member of our Board providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.
Independence of directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including this NYSE requirement. Nonetheless, a majority of the members of our Board are independent according to the NYSE’s standards for independence.
Board Committees
We have three board committees, being an audit committee, a nominating and governance committee and a compensation committee.
Audit committee
The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members all of whom must be independent. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including the requirement to have three members of the audit committee. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation, our audit committee currently consists of two members, Mrs. Blankenship and Mr. Glass, who are both independent under the NYSE listing standards and U.S. securities laws relating to audit committees. Under our audit committee charter, the audit committee is responsible for overseeing the quality and integrity of our Consolidated Financial Statements and our accounting, auditing and financial reporting practices; reviewing, evaluating and advising the Board concerning the adequacy of our accounting systems and maintenance of our books and records and our internal controls; our compliance with legal and regulatory requirements; the independent auditor’s qualifications, independence and performance; and our internal audit function.
Compensation committee
NYSE rules requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow "home country practice", we have established a compensation committee and the members are currently Mrs. Blankenship and Mr. Kibsgaard, both of whom are independent directors according to the NYSE's standards for independence. The compensation committee is responsible for establishing general compensation guidelines and policies for executive employees. The compensation committee determines the compensation and other terms of employment for executive employees (including salary, bonus, equity participation, benefits and severance terms) and reviews, from time to time, our compensation strategy and compensation levels in order to ensure we are able to attract, retain and motivate executives and other employees. The compensation committee is also responsible for approving any equity incentive plans or arrangements and any guidelines or policies for the grant of equity incentives thereunder to our employees. It oversees and periodically reviews all annual bonuses, long-term incentive plans, stock options, employee pension and welfare benefit plans and also reviews and makes recommendations to the Board regarding the compensation of directors for their services to the Board.
Nominating and governance committee
The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow "home country practice", we have established a nominating and corporate governance committee comprised of Mr. Kibsgaard and Mr. Glass both of whom are independent directors according to the NYSE’s standards for independence. The nominating and governance committee is appointed by the Board to assist the Board in (i) identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, (ii) recommending to the Board the director nominees to stand for election at the next general meeting of shareholders, (iii) developing and recommending to the Board a set of corporate governance principles applicable to our directors and employees, (iv) recommending committee structure, operations and reporting obligations to the Board, (v) recommending committee assignments for directors to the Board and (vi) overseeing an annual review of Board performance.

Executive sessions
The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that, if such executive sessions include any non-management directors who are not independent, all independent directors also meet in an executive session at least once a year. All of our directors are non-management and regularly hold executive sessions without management and our independent directors hold executive sessions when deemed appropriate.
D.EMPLOYEES
Employees
As of December 31, 2020, we had 418 employees with 311 working offshore and 107 working onshore compared to December 31, 2019, when we had approximately 694 employees with 543 working offshore and 151 working onshore. In addition, we engaged 927 contractors, of which 879 worked offshore and 48 worked onshore in 2020 and 1,242 contractors, of which 1,154 worked offshore and 88 worked onshore in 2019. As of December 31, 2018, we had approximately 593 employees, with 463 working offshore and 130 working onshore. In addition in 2018, we had 664 contractors, of which 606 worked offshore and 58 worked onshore in 2018.
These employees and contractors have extensive technical, operational and management experience in the jack-up segment of the shallow-water offshore drilling industry.
As of December 31, 2020, Borr Drilling Management UK had fourteen full-time employees. In addition, Paragon Offshore (Land Support) Limited and Paragon Offshore (Nederlands) B.V., in Aberdeen and Beverwijk, had 39 and eight full-time employees, respectively and Borr Management AS has four full-time employees. In addition, Borr Drilling Eastern Peninsula had four full-time employees.
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
The table below presents our employees and contractors by function as of December 31, 2020:

	Company Employees	Contractors	Total
Rig-based	311	879	1,190
Shore-based	107	48	155
Total	418	927	1,345
We seek to employ national employees and contractors wherever possible in the markets in which our rigs operate. This enables us to strengthen customer and governmental relationships, particularly with NOCs, and results in a more competitive cost base as well as relatively lower employee turnover.
E.SHARE OWNERSHIP
The following table sets forth information as of April 13, 2021 with respect to the beneficial ownership of our common shares by:
•each of our directors and executive officers; and
•all of our directors and executive officers as a group
The calculations in the table below are based on 273,526,900 common shares outstanding as of April 13, 2021, following the increase in our share capital as a result of the completion of our equity offering, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”. All of our shareholders are entitled to one vote for each Share held.

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

Name of Officer or Director	Common Shares Owned(1)	%	Total number of options	Options vested	Exercise price $	Expiry date
Tor Olav Trøim	17,557,269	6.4%	—	—	—	—
Pål Kibsgaard	812,500	*	—	—	—	—
Kate Blankenship	287,601	*	30,000	5,000	17.50	March 11, 2024
Georgina Sousa	—	*	10,000	2,500	17.50	March 11, 2024
Neil Glass	175,081	*	—	—	—	—
Patrick Schorn	1,500,000	*	—	—	—	—
Magnus Vaaler	85,000	*	70,000	35,000	24.35	June 7, 2023
Directors and Executive Officers	20,417,451	7.5%	—	—	—	—
1.Represents shares beneficially owned by Tor Olav Trøim, including those held by Drew Holdings Ltd., Magni Partners (Bermuda) Ltd and their respective subsidiaries and affiliates, as the context may require.
(*)Represents ownership of less than 1% of our outstanding shares.
See also “—B. Compensation” for information on our long-term incentive plan.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
Except as specifically noted, the following table sets forth information as of April 13, 2021 with respect to the beneficial ownership of our common shares by each person known to us to own beneficially more than 5% of our total common shares.
The calculations in the table below are based on 273,526,900 common shares outstanding as of April 13, 2021, following the increase in our share capital as a result of the completion of our equity offering, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”. All of our shareholders are entitled to one vote for each Share held.

Beneficial Owner (Name/Address)	Common Shares Owned (1)	Percentage of Common Shares

Allan & Gill Gray Foundation (2)	40,054,453	14.6%
Granular Capital Ltd (3)	24,985,888	9.1%
Tor Olav Trøim (4)	17,557,269	6.4%
Schlumberger Oilfield Holdings Limited (5)	15,131,700	5.5%
Kistefos AS (6)	14,117,647	5.2%
(1)Our post-Reverse Share Split shares began to trade on the Oslo Børs on June 26, 2019. The table above reflects our Reverse Share Split.
(2)Based solely on information contained on the Oslo Stock Exchange Mandatory notification filed on January 22, 2021 by Orbis Investment Management Limited ("OIML"). To the best of our knowledge, the Managers are ultimately controlled by the Allan & Gill Gray Foundation, through its ownership or control, as applicable, of OIML.
(3)This information is based solely on the Oslo Stock Exchange mandatory notification of trades by Granular Capital Ltd on May 22, 2020.

(4)Represents shares beneficially owned by Tor Olav Trøim, including those held by Drew Holdings Ltd., Magni Partners (Bermuda) Ltd and their respective subsidiaries and affiliates, as the context may require.
(5)Based solely on information contained in a Schedule 13G filed on February 12, 2021 by Schlumberger N.V. (Schlumberger Limited).
(6)This information is based solely on the Oslo Stock Exchange mandatory notification of trades by Kistefos AS on March 26, 2021. DNB Banks ASA announced on March 26, 2021 it had acquired and sold the 14,117,647 shares under a forward contract with Kistefos AS with expected delivery under the forward contract on June 28, 2021.
As of April 13, 2021, a total of 273,526,900 shares are held by 2 record holders in the United States, representing 100% of our total outstanding shares.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the section entitled “Item 10.B Additional Information—Memorandum of Association and Bye-Laws” for historical changes in our shareholding structure.
B.RELATED PARTY TRANSACTIONS
The related party transactions that we were party to between January 1, 2020 and December 31, 2020 are described in Note 28 - Related party transactions of our Consolidated Financial Statements included here in.
Other Relationships
Director Participation in Equity Offering
Directors and executive officers of the Company participated in the equity offering that closed on June 5, 2020, October 5, 2020 and January 22, 2021 on the same terms as other participants.
The following directors and executive officers of the Company received shares as compensation for the 2020 year on March 18, 2021
•Mr. Tor Olav Trøim—150,081 shares;
•Mr. Pål Kibsgaard—62,500 shares;
•Kate Blankenship —187,601shares; and
•Mr. Neil Glass—150,081 shares
For more information on shareholdings held by all directors and executive officers of the Company please see section entitled “Item 6E. Share Ownership”
For more information on the share-lending agreement entered into by the Company and the managers of the equity offering in connection with the equity offering, see “Agreements and Other Arrangements with Magni Partners Limited (“Magni”)” in Note 28 - Related party transactions of our Consolidated Financial Statements included here- in.
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
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
B.SIGNIFICANT CHANGES
Please see the section entitled “Item 5. Operating and Financial Review and Prospects” for more information concerning for information concerning any significant changes that may have occurred since the date of our annual financial statements.
ITEM 9.    THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS.
Our shares are listed on the Oslo Børs, our principal host market, and on the New York Stock Exchange under the symbol “BORR.”.
Please see the section entitled “Item 10.B Additional Information—Memorandum of Association and Bye-Laws” for a description of the rights attaching to our common shares.
B.PLAN OF DISTRIBUTION
Not applicable.
C.MARKETS
Our shares were are listed on the Oslo Børs and New Stock Exchange under the symbol “BORR”
D.SELLING SHAREHOLDERS
Not applicable.
E.DILUTION.
Not applicable.
F.EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM OF ASSOCIATION AND BYE-LAWS

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
Dividends
As a Bermuda exempted company limited by shares, we are subject to Bermuda law relating to the payment of dividends. We may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment:
•we will not be able to pay our liabilities as they fall due; or
•the realizable value of our assets is less than our liabilities.
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
The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. Bye-Law 101 is more restrictive in that it stipulates that the office of a Director shall be vacated upon the happening of any of the following events:
•If he resigns his office by notice in writing delivered to the registered office or tendered at a meeting of the Board;
•If he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;
•If he becomes bankrupt or compounds with his creditors;
•If he is prohibited by law from being a Director; or
•If he ceases to be a Director by virtue of the Companies Act or is removed from office pursuant to the company’s bye-laws.
Under our Bye-Laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of five directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of our shareholders. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Our directors are not required to retire because of their age, and the directors are not required to be holders of our shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. There is no requirement for our Directors to hold our shares to qualify for appointment.
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
•being permitted to present only two years of audited financial statements and only two years of related disclosure in “Item 5. Operating and Financial Review and Prospects” in this annual report; and
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
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
C.MATERIAL CONTRACTS
For more information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects and “Item 7. Major Shareholders and Related Party Transactions.”
D.EXCHANGE CONTROLS
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
E.TAXATION
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
Based upon our current and projected income and assets and projections as to the value of our assets, we do not believe we were a PFIC for the taxable year ended December 31, 2020, and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. In making this determination, we believe that any income we receive from offshore drilling service contracts should be treated as “services income” as opposed to passive income under the PFIC rules. In addition, the assets we own and utilize to generate this “services income” should not be considered passive assets for purposes of the PFIC rules. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and because our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. No assurance can be given that the composition of our income or assets will not change in a manner that could make us a PFIC in the future. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
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
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common shares) and (ii) any gain realized on the sale or other disposition, including an indirect disposition such as a pledge, of common shares. Under the PFIC rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares;
•the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
•the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest marginal tax rate in effect for individuals or corporations, as appropriate, for that year; and
•the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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
F.DIVIDENDS AND PAYING AGENTS
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.
H.DOCUMENTS ON DISPLAY
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
I.SUBSIDIARY INFORMATION
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
A change of 100 basis points in interest rates for the year ended December 31, 2020 would have increased/(decreased) our total other income (expenses), net and loss before income taxes by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended December 31, 2018 and 2019.

	Year Ended December 31,
	2020	2019	2018
	(in $ millions)
Sensitivity Analysis – Financial income (expense), net
Increase by 100 basis points	$(14.7)	$(10.2)	$(3.8)
Decrease by 100 basis points	14.7	10.2	3.8

Sensitivity Analysis – Loss before income taxes
Increase by 100 basis points	$(14.7)	$(10.2)	$(3.8)
Decrease by 100 basis points	14.7	10.2	3.8
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
Market Risk
From time to time, we have made and held investments in other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of jack-up rigs, subject to compliance with the covenants contained in certain of our Financing Arrangements which restrict such investments. We have also purchased and held debt securities issued by other companies in the offshore drilling industry from time to time. Through these investments, we sought to optimize our free-cash flow through strategic investments where cash may otherwise remain idle. In addition, the Call Spread Transactions expose us to the risk of fluctuations in the market value of our shares.
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
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.DEBT SECURITIES
Not applicable.
B.WARRANTS AND RIGHTS
Not applicable.
C.OTHER SECURITIES
Not applicable.
D.AMERICAN DEPOSITARY SHARES
None.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2020.
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
Material Weakness in Internal Control over Financial Reporting
As previously disclosed in our Registration Statement on Form F-1 (File No. 333-232594), which was declared effective by the SEC on July 30, 2019, we identified certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our 2018 audited consolidated financial statements that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis. The control deficiencies resulted from a lack of a sufficient number of competent financial reporting and accounting personnel to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP.
To remedy our identified material weakness, we disclosed in our Form 20-F for the year ended December 31, 2019 further steps which were taken to strengthen our internal control over financial reporting, which included: (i) engaging external third parties to assist with the implementation of our new internal control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) hiring more qualified personnel to strengthen the financial reporting function and to improve the financial and systems control framework, however, the identified material weakness has not been fully remediated.
In 2020, due to the impact of COVID-19 on our operational and financial performance, we were unable to hire additional qualified personnel to strengthen the financial reporting function and improve the financial and systems control framework through increased segregation of duties.
Based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission we have implemented and continue to implement control procedures to strengthen our internal control over financial reporting. Specifically, subsequent to December 31, 2020, Management is in the process of reviewing, and where necessary, modifying controls and procedures throughout the Company and we plan to address deficiencies identified during 2021, subject to the economic uncertainty at this time, the impact of the COVID-19 pandemic and the constraints on the re-allocation of current resources.
Although we have made enhancements to our control procedures in this area, the material weakness will not be remediated until the necessary controls have been fully implemented and operating effectively. See Item 3. “Key Information – D. Risk Factors — Risks Related to Ownership of our common shares — In connection with the audits of our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
ITEM 16.    [RESERVED]
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Based on the qualifications and relevant experience described in "Item 6.A. Directors and Senior Management", our board of directors has determined that Kate Blankenship and Neil Glass are “audit committee financial experts” as defined under SEC rule 10A-3 and as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Kate Blankenship and Neil Glass satisfy the NYSE’s listed company “independence” requirements and independence requirements applicable to audit committee members under US securiites laws.
ITEM 16B.CODE OF ETHICS
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
ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers AS (“PwC Norway”) served as our independent registered public accounting firm for the years ended December 31, 2017 and 2018. At the Annual General Meeting on September 27, 2019, the Company’s shareholders approved the engagement of PricewaterhouseCoopers LLP, a United Kingdom entity (“PwC UK”), as the Company’s new independent registered public accounting firm to replace PWC Norway effective immediately.
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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PwC UK and other member firms within the PwC network for 2020 and 2019 .

	Year ended December 31,
	2020	2019
	(in millions of $)
Audit Fees[1]	$1.0	$1.2
Audit-Related Fees	0.1	1.1
Tax Fees[2]	0.3	0.3
All Other Fees	—	—
Total	$1.4	$2.6

(1)Includes fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit of our annual financial statements, and those of our consolidated subsidiaries, as well as additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.
(2)Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.
ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None
ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable
ITEM 16G.CORPORATE GOVERNANCE
Under U.S. federal securities laws we are a “foreign private issuer.” Under NYSE rules, a foreign private issuer may follow home country corporate governance practices instead of certain of NYSE’s requirements, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement that it does not follow and describes the home country practice followed in lieu of such requirement.
Other than the matters described below, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE rules.
• Audit Committee. NYSE listing standards require requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. Our audit committee consists of two independent members of our Board, Mrs. Kate Blankenship and Mr. Neil Glass. Our audit committee complies with Rule 10A-3 under the Securities Exchange Act of 1934.
• Shareholder Approval Requirements. NYSE listing standards require that a listed U.S. company obtain prior shareholder approval for certain issuances of shares or the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our bye-laws, we do not seek such shareholder approval prior to issuances of authorized stock exceeding 20% of the number of shares of common shares or voting power outstanding or approval for equity compensation plans and to material revisions thereof.
ITEM 16H.MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.    FINANCIAL STATEMENTS
Please see “Item 18. Financial Statements” below.
ITEM 18.    FINANCIAL STATEMENTS
The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

ITEM 19.    EXHIBITS
Index to Exhibits

Exhibit Number	Description of Document

1.1*	Memorandum of Association of Borr Drilling (incorporated by reference to Exhibit 3.1 of the Registration Statement, filed on Form F-1, dated July 10, 2019)

1.2*	Amended and Restated Bye-Laws adopted on August 25, 2017 (incorporated by reference to Exhibit 3.2 of the Registration Statement, filed on Form F-1, dated July 10, 2019)

2.1**	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the year ended December 31 ,2019)

4.1#**
Senior Secured Credit Facilities Agreement originally dated as of June 25, 2019 and amended and restated as of July 7, 2020 between Borr Drilling Limited, DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, among others.

4.2 #**
First Supplemental Agreement to Senior Secured Credit Facilities Agreement dated January 29, 2021 between Borr Drilling Limited, DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, among others

4.3*
Bond Terms for Borr Drilling Limited $350,000,000 3.875% Senior Unsecured Convertible Bonds 2018/2023 (incorporated by reference to Exhibit 10.2 of the Registration Statement, filed on Form F-1, dated July 10, 2019)

4.4#*
Master Agreement dated as of October 6, 2017 between PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to the Registration Statement, filed on Form F-1, dated July 23, 2019).

4.5 **
Global Amendment Deed dated June 5, 2020 between, among others.  PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 20-F for the year ended December 31 ,2019)

4.6#**	Second Global Amendment Deed dated January 28, 2021 between, among others. PPL Shipyard Pte Ltd. and Borr Drilling Limited.

4.7#**
Facility Agreement originally dated as of June 25, 2019 as amended and restated on July 8, 2020 between funds managed by Hayfin Capital Management LLP, as lenders, and Borr Midgard Assets Ltd., among others.

4.8 **
Consent and Amendment Letter in respect of the Facility Agreement dated as of January 28, 2021 between funds managed by Hayfin Capital Management LLP, as lenders, and Borr Midgard Assets Ltd., among others.

4.9 **
Framework Deed dated June 4, 2020 between, among others, Borr Drilling Limed, Keppel FELS Limited and Offshore Partners Pte. Ltd. (incorporated by reference to Exhibit 4.10 of the Company's Annual Report on Form 20-F for the year ended December 31 ,2019).

Exhibit Number	Description of Document
4.10#**	Second Framework Deed dated January 27, 2021 between, among others, Borr Drilling Limed, Keppel FELS Limited and Offshore Partners Pte. Ltd.

8.1**	List of Subsidiaries of Borr Drilling Limited.

12.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed.
**	Filed herewith.
#	Portions of this exhibit have been omitted because such portions are both not material and would be competitively harmful if publicly disclosed. The omissions have been indicated by Asterisks (“[***]”).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Borr Drilling Limited

	By:	/s/ Patrick Schorn
Name: Patrick Schorn
Title: Chief Executive Officer

Date: April 29, 2021

BORR DRILLING LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Borr Drilling Limited,
Opinion on the Financial Statements
We have audited the accompanying consolidated Balance Sheet of Borr Drilling Limited and its subsidiaries (the “Company”) as of  December 31, 2020 and 2019, and the related consolidated Statement of Operations, Statement of Comprehensive Loss, Statement of Cash Flows and Statement of Changes in Shareholders’ Equity for the two years ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt over the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred substantial losses since inception and will require additional financing within the next 12 months in order to fund expected future losses, to meet its planned capital expenditure, and to cover the negative cash effects if payments are not received timely from its customers or the Company is unable to secure continued work as a result of the COVID-19 pandemic. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
Watford, United Kingdom
29 April 2021
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

BORR DRILLING LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
for the Years ended December 31, 2020, 2019 and 2018
(In $ millions, except per share data)

	Notes	2020	2019	2018
Operating revenues
Dayrate revenue	4	265.2	327.6	164.9
Related party revenue	28	42.3	6.5	—
Total operating revenues		307.5	334.1	164.9
Gain from bargain purchase	17	—	—	38.1
Gain on disposals	6	19.0	6.4	18.8
Operating expenses
Rig operating and maintenance expenses		(270.4)	(307.9)	(180.1)
Depreciation of non-current assets	13	(117.9)	(101.4)	(79.5)
Impairment of non-current assets	13	(77.1)	(11.4)	—
Amortization of acquired contract backlog		—	(20.2)	(24.2)
General and administrative expenses		(49.1)	(50.4)	(38.7)
Restructuring costs	17	—	—	(30.7)
Total operating expenses		(514.5)	(491.3)	(353.2)
Operating loss		(188.0)	(150.8)	(131.4)
Income/(loss) from equity method investments	3	9.5	(9.0)	—
Financial income (expenses), net
Interest income		0.2	1.5	1.2
Interest expenses, net of amounts capitalized		(87.4)	(70.4)	(13.7)
Other financial expenses, net	7	(35.7)	(59.2)	(44.5)
Total financial expenses, net		(122.9)	(128.1)	(57.0)
Loss before income taxes		(301.4)	(287.9)	(188.4)
Income tax expense	8	(16.2)	(11.2)	(2.5)
Net loss		(317.6)	(299.1)	(190.9)
Net loss attributable to non-controlling interests	25	—	(1.5)	(0.4)
Net loss attributable to shareholders of Borr Drilling Limited		(317.6)	(297.6)	(190.5)
Loss per share
Basic loss per share	9	(2.11)	(2.78)	(1.85)
Diluted loss per share	9	(2.11)	(2.78)	(1.85)
Weighted-average shares outstanding	9	150,354,703	107,478,625	102,877,501
See accompanying notes that are an integral part of these Consolidated Financial Statements

BORR DRILLING LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
for the Years ended December 31, 2020, 2019 and 2018
(In $ millions)

	Notes	2020	2019	2018
Net loss		(317.6)	(299.1)	(190.9)
Unrealized (loss) gain from marketable securities	18	—	(6.4)	0.6
Unrealized gain from marketable securities reclassified to other financial income, net in the Statement of Operations		—	12.0	—
Other comprehensive income (loss)		—	5.6	0.6
Total comprehensive loss		(317.6)	(293.5)	(190.3)
Comprehensive loss attributable to
Shareholders of Borr Drilling Limited		(317.6)	(292.0)	(189.9)
Non-controlling interest		—	(1.5)	(0.4)
Total comprehensive loss		(317.6)	(293.5)	(190.3)
See accompanying notes that are an integral part of these Consolidated Financial Statements

BORR DRILLING LIMITED
CONSOLIDATED BALANCE SHEET
as of December 31, 2020 and 2019
(In $ millions, except number of shares)

	Notes	2020	2019
Assets
Current Assets
Cash and cash equivalents		19.2	59.1
Restricted cash	10	—	69.4
Trade receivables	11	22.9	40.2
Jack-up drilling rigs held for sale	13	4.5	3.0
Prepaid expenses		6.4	8.1
Deferred mobilization and contract preparation cost		5.7	19.3
Accrued revenue	5	20.3	31.7
Tax retentions receivable		10.5	11.6
Due from related parties	28	34.9	8.6
Other current assets	12	16.4	26.9
Total current assets		140.8	277.9
Non-current assets
Property, plant and equipment		5.6	7.3
Jack-up drilling rigs	13	2,824.6	2,683.3
Newbuildings	14	135.5	261.4
Deferred mobilization and contract preparation cost		—	3.5
Equity method investments	3	62.7	31.4
Other long-term assets	20	1.9	15.2
Total non-current assets		3,030.3	3,002.1
Total assets		3,171.1	3,280.0
LIABILITIES AND EQUITY
Current liabilities
Trade payables		20.4	14.1
Amounts due to related parties	28	—	0.4
Unrealized loss on forward contracts	19	—	64.3
Accrued expenses		51.7	62.1
Onerous contracts	23	—	71.3
VAT and current taxes payable		9.9	17.8
Other current liabilities	21	14.0	19.7
Total current liabilities		96.0	249.7
Non-current liabilities
Long-term debt	22	1,906.2	1,709.8
Other liabilities	3,7,14	19.7	22.7
Long-term accrued interest	22	41.1	—
Liabilities from equity method investments	3	—	3.7
Onerous contracts	23	71.3	—
Total non-current liabilities		2,038.3	1,736.2
Total liabilities		2,134.3	1,985.9
Commitments and contingencies	24
Stockholders’ Equity
Common shares of par value $0.05 per share: authorized 238,653,846 (2019: 137,500,000) shares, issued 220,318,704 (2019: 112,278,065) shares and outstanding 218,858,990 (2019: 110,818,351) shares	30	11.0	5.6
Treasury shares		(26.2)	(26.2)
Additional paid in capital		1,947.2	1,891.2
Accumulated deficit		(895.2)	(576.7)
Equity attributable to the Company		1,036.8	1,293.9
Non-controlling interest	25	—	0.2
Total equity		1,036.8	1,294.1
Total liabilities and equity		3,171.1	3,280.0
See accompanying notes that are an integral part of these Consolidated Financial Statements

BORR DRILLING LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
for the Years ended December 31, 2020, 2019 and 2018
(In $ millions)

	Notes	2020	2019	2018
Cash Flows from Operating Activities
Net loss		(317.6)	(299.1)	(190.9)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options and warrants	26	0.7	3.9	3.7
Depreciation of non-current assets	13	117.9	101.4	79.5
Impairment of non-current assets	13	77.1	11.4	—
Amortization of acquired contract backlog		—	20.2	24.2
Gain on disposals	6	(19.0)	(6.4)	(18.8)
Unrealized loss on financial instruments	7	27.4	45.1	65.2
(Income)/loss from equity method investments	3	(9.5)	9.0	—
Non-cash loan fees related to settled debt	7	—	5.6	—
Bargain purchase gain	17	—	—	(38.1)
Deferred income tax	8	1.1	1.4	(0.5)
Change in other current and non-current assets, net		41.3	(25.8)	(24.8)
Change in current and non-current liabilities, net		25.8	44.3	(34.7)
Net cash used in operating activities		(54.8)	(89.0)	(135.2)
Cash Flows from Investing Activities
Purchase of plant and equipment		—	(1.9)	(7.8)
Proceeds from sale of fixed assets	6	37.7	7.1	41.6
Business acquisition, net of cash acquired	17	—	—	(195.1)
Purchase of financial instruments and marketable debt securities	18,19	(92.5)	(6.9)	(13.0)
Investments in equity method investments	3	(25.5)	(30.8)	—
Proceeds from sale of financial instruments and marketable debt securities	18,19	3.0	31.3	—
Additions to newbuildings	14	(5.0)	(142.6)	(362.4)
Additions to jack-up drilling rigs	13	(37.4)	(127.3)	(23.4)
Net cash used in investing activities		(119.7)	(271.1)	(560.1)
Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance costs and conversion of shareholders' loans		60.2	49.2	218.9
Proceeds from related party shareholder loan	28	—	—	27.7
Purchase of treasury shares	30	—	—	(19.7)
Repayment of long-term debt	22	—	(390.0)	(89.3)
Purchase of financial instruments		—	—	(28.5)
Proceeds, net of deferred loan costs, from issuance of long-term debt	22	5.0	679.6	474.4
Proceeds, net of deferred loan costs, from issuance of short-term debt		—	58.5	—
Net cash provided by financing activities		65.2	397.3	583.5
Net increase (decrease) in cash and cash equivalents and restricted cash		(109.3)	37.2	(111.8)
Cash and cash equivalents and restricted cash at beginning of the period		128.5	91.3	203.1
Cash and cash equivalents and restricted cash at the end of period		19.2	128.5	91.3
Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest		(40.1)	(69.0)	(8.6)
Income taxes paid		(8.6)	(1.3)	(3.2)
Issuance of long-term debt as non-cash settlement for newbuild delivery instalment		181.8	177.9	609.0
Non-cash settlement of shareholder loan with issuance of shares		—	—	(27.7)
Non-cash offset in respect of jack-up drilling rigs		—	26.8	—
See accompanying notes that are an integral part of these Consolidated Financial Statements

BORR DRILLING LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
for the Years ended December 31, 2020, 2019 and 2018
(In $ millions, except share and per share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive (Loss)/Income	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at January 1, 2018	95,264,500	4.8	(6.7)	1,587.8	(6.2)	(88.8)	2.0	1,492.9
Issue of common shares	10,869,565	0.5	—	249.5	—	—	—	250.0
Equity issuance costs	—	—	—	(3.4)	—	—	—	(3.4)
Other transactions:			—
Stock based compensation	—	—		3.7	—	—	—	3.7
Settlement of directors’ fees	14,286	—	0.2	(0.2)				—
Purchase of treasury shares	(1,080,000)	—	(19.7)	—	—	—	—	(19.7)
Total comprehensive income/(loss)	—	—	—	—	0.6	(190.5)	(0.4)	(190.3)
Non-controlling interest	—	—	—	—	—	0.1	0.1	0.2
Other, net	—	—	—	0.1	—	—	—	0.1
Consolidated balance at December 31, 2018	105,068,351	5.3	(26.2)	1,837.5	(5.6)	(279.2)	1.7	1,533.5
Issue of common shares	5,750,000	0.3	—	53.2	—	—	—	53.5
Equity issuance costs	—	—	—	(4.3)	—	—	—	(4.3)
Other transactions:
Stock based compensation	—	—	—	3.9	—	—	—	3.9
Total comprehensive income/(loss)	—	—	—	—	5.6	(297.6)	(1.5)	(293.5)
Other, net	—	—	—	0.9	—	0.1	—	1.0
Consolidated balance at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	—	(576.7)	0.2	1,294.1
ASU 2016-13 Measurement of credit losses	—	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	110,818,351	5.6	(26.2)	1,891.2	—	(579.6)	0.2	1,291.2
Issue of common shares	108,040,639	5.4	—	57.4	—	—	—	62.8
Equity issuance costs	—	—	—	(2.6)	—	—	—	(2.6)
Other transactions:
Stock based compensation	—	—	—	0.7	—	—	—	0.7
Total comprehensive loss	—	—	—	—	—	(317.6)	—	(317.6)
Other, net	—	—	—	0.5	—	2.0	(0.2)	2.3
Consolidated balance at December 31, 2020	218,858,990	11.0	(26.2)	1,947.2	—	(895.2)	—	1,036.8

See accompanying notes that are an integral part of these Consolidated Financial Statements

BORR DRILLING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and since July 31, 2019, on the New York Stock Exchange under the ticker “BORR”. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry, with the ambition of acquiring and operating modern jack-up drilling rigs. As of December 31, 2020, we had 24 total jack-up rigs, including 12 rigs “warm stacked” and 1 rig “cold stacked,” and had agreed to purchase five additional premium jack-up rigs under construction.
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
The consolidated financial statements present the financial position of Borr Drilling Limited and its subsidiaries. Investments in companies in which the Company controls, or directly or indirectly holds more than 50% of the voting rights are consolidated in the financial statements.
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
A variable interest entity (“VIE”) is defined by U.S. GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.
Going concern
The Company has incurred significant losses since inception and may be dependent on additional financing in order to fund future losses that may arise in the next 12 months if the Company's rigs are unable to secure continued work or if payments from its customers, particularly in Mexico, does not improve or deteriorates, and to meet capital expenditure commitments mainly for activations of newbuild rigs. In addition to this we are experiencing the impact of current unprecedented market conditions as a result of the global market reaction to the COVID-19 pandemic, together with uncertainty around the extent and timing for an economic recovery. Our customers have reacted to this crisis by significantly reducing their spending, which resulted in a weakened demand combined with pricing pressure for our services. At this stage we cannot predict with reasonable accuracy the impact of these extreme market conditions on the Company. During the first half of 2020, we received early terminations for three ongoing contracts and one cancellation of an upcoming contract which we believe pertained to the pandemic, and we have also experienced incremental costs as a result to safely conduct our operations and to proactively manage our available liquidity. While our recent renegotiation of credit facilities and newbuild deliveries in January 2021, and concurrent equity raise, have stabilized our liquidity situation in a base case scenario through 2022, we have limited ability to respond to negative incidents or multiple downside scenarios, without additional financing or by raising further capital. Therefore, we have concluded that there exists substantial doubt over our ability to continue as a Going Concern.

To help manage our downside scenario risk, on September 30, 2020, we announced certain amendments to the Syndicated Facility and Hayfin Facility, subject to certain conditions including the shipyards agreeing the same. The key announced amendments were: (i) extend the maturity on the Syndicated Facility and the Hayfin Facility to January 2023, (ii) no bank debt amortization before maturity, (iii) amending the level of the minimum cash covenant until expiry of the Syndicated Facility and the Hayfin Facility, (iv) extend the maturity of interest payments due September 30, 2020 and December 31, 2020 with the banks 12 months, and (v) defer requirement to replenish the minimum restricted liquidity account with Hayfin until September 30, 2021. On September 30, 2020, we announced pricing of an equity offering which closed on October 5, 2020, raising gross proceeds of $27.5 million. On November 13, 2020, we announced launch of a subsequent offering which settled on November 27, 2020, raising gross proceeds of $5.3 million. The sale of "Atla" and "Eir" closed in the fourth quarter of 2020, and the sale of "Balder" closed in February 2021, raising gross proceeds of $17.5 million.

In addition, in January 2021, we amended certain of our shipyard financing agreements, whereby we pay $12 million in 2021 and $24 million in 2022, to our shipyards, in order to defer debt amortisation, interest payments and maturity payments (including deposits for five newbuild rigs) into 2023. As a condition of these agreements, we raised a gross amount of $46 million in new equity in January 2021. The shipyard agreements, and new equity, satisfied the conditions precedent to the Syndicated Facility and the Hayfin Facility in September 2020 discussed above. All of these amendments were effective on January 30, 2021.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs, there is no guarantee that any additional financing or sale measures will be concluded successfully.
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
Note 2 - Accounting policies
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
Related party bareboat revenue
We lease rigs on bareboat charters to our Equity Method Investment, Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”). We expect lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigns the bareboat a value over the lease term equivalent to residual cash after payments of operating expenses and other fees. We, as a lessor, do not recognize a lease asset or liability on our balance sheet at the time of the formation of the entities nor as a result of the lease. Revenue is recognized within Related party bareboat revenue in our Statement of Operations when management are able to reasonably predict the expected underlying bareboat rate over the contract term.
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
Equity method investments
We account for our ownership interests in certain Mexican companies, Opex, Akal, Perfomex and Perfomex II as equity method investments in accordance with ASC 323, Investments — Equity Method and Joint Ventures and record the investment in equity method investments in the Consolidated Balance Sheets. The equity method of accounting is applied when the investor has an ownership interest of less than 50% and/or does not control the entity, but nonetheless has significant influence over the operating or financial decisions of the investee. Under the equity method, investments are stated at initial cost, in addition, guarantees issued to the equity method investments and in-substance capital contributions and capital contributions are allocated to the investment. Our proportionate share of the investees net income (loss) is reflected as a single-line item in the Consolidated Statement of Operations and as increases or decreases, as applicable, in the carrying value of our investment in the Consolidated Balance Sheet. In addition, the proportionate share of net income (loss) is reflected as a non-cash activity in operating activities in the Consolidated Statement of Cash Flows. Contributions increase the carrying value of the investment and are reflected as an investing activity in the Consolidated Statement of Cash Flows.
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
Onerous contracts
a.Newbuildings: When we acquire rigs there may exist unfavorable contracts which are recorded at fair value at the date of acquisition. An unfavorable contract is a contract where the fair value of the rig being constructed is less than the present value of the remaining contractual commitments for the rig. Such contracts are recorded as a liability at the purchase date.

b.Office leases: For the year ended December 31, 2019, onerous contracts were recognized for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company. The net present value of such contracts is recorded as a liability at the cease-use date. Subsequent to adoption of ASU No 2016-02, Topic 842, Leases, onerous leases related to office leases are classified as lease liabilities in accordance with the new standard.
Foreign currencies
The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statement of operations is translated using the average exchange rate for the period and the assets and liabilities are translated using the period end exchange rate.
Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Gains and losses on foreign currency transactions are included in the Consolidated Statement of Operations.

Income taxes
Borr Drilling Limited is a Bermuda company that has a number of subsidiaries, affiliates and branches in various jurisdictions. Whilst the Company is resident in Bermuda, it is not subject to taxation under the laws of Bermuda, so currently, the Company is not required to pay taxes in Bermuda on ordinary income or capital gains. The Company and each of its subsidiaries and affiliates that are Bermuda companies have received written assurance from the Minister of Finance in Bermuda that in the event that Bermuda enacts legislation imposing taxes on ordinary income or capital gains, any such tax shall not be applicable to the Company or such subsidiaries and affiliates until March 31, 2035. Certain subsidiaries, affiliates and branches operate in other jurisdictions where withholding taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.
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
Earnings/(loss) per share
Basic earnings per share (“EPS”) is calculated based on the loss for the period available to common shareholders divided by the weighted average number of shares outstanding for basic EPS for the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments which for the Company includes share options and warrants. The determination of dilutive earnings per share requires the Company to potentially make certain adjustments to net income and the weighted average shares outstanding used to compute basic earnings per share unless anti-dilutive.
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
Trade receivables
Trade receivables are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Trade receivables are presented net of allowances for credit losses.
Allowance for losses on certain financial assets
The Company has established an allowance for expected credit losses on financial receivables, namely trade accounts receivable, in an amount equal to current expected losses. Our accounts receivable represent consideration earned for performing services in various countries for our customers, including integrated oil companies, government-owned or government-controlled oil companies and other independent oil companies, the majority of which currently have corporate family investment grade credit ratings. We established procedures to apply the requirements of the accounting standards update using the loss-rate method by reviewing our historical credit losses and evaluating future expectations, and we recorded the initial estimated allowance with a corresponding entry to retained earnings.
The expense associated with the allowance for expected credit losses and recoveries of previous provisions are recorded in rig operating and maintenance expenses as and when they occur in the Consolidated Statement of Operations.
Contract assets and contract liabilities

Contract asset balances consist primarily of unbilled revenue which has been recognized during the period but is contingent on management approval of work. Contract liabilities include payments received for mobilization as well as rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.
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
Jack-up rigs
The carrying amount of our jack-up rigs is subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values and impairments. Jack-up rigs and related equipment are recorded at historical cost less accumulated depreciation. Jack-up rigs acquired as part of asset acquisitions are stated at fair market value as of the date of the acquisition. The cost of these assets, less estimated residual value, is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our jack-up rigs when new, is 30 years.
We determine the carrying values of our jack-up rigs and related equipment based on policies that incorporate estimates, assumptions and judgments relative to the carrying values, remaining useful lives and residual values. These assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our jack-up rig which could materially affect our balance sheet and results of operations.
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
The carrying values of our jack-up rigs and related equipment are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We assess recoverability of the carrying value of an asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our balance sheets and results of operations.
In 2020, management identified certain indicators, among others, that the carrying value of our jack-up rigs and related equipment may not be recoverable and our market capitalization was lower than the book value of our equity. These market indicators include the reduction in new contract opportunities, decrease in market dayrates and contract terminations. We assessed recoverability of the carrying value of our jack-up rigs by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilization of the rigs. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our jack-up rigs with sufficient headroom for our core jack-up rigs. As a result, we did not need to assess the discounted cashflows of our rigs, and no impairment was recorded.
With regard to non-core jack-up rigs impaired throughout 2020, fair value of these assets were derived by applying a combination of an income approach, using projected undiscounted cash flows and estimated sale or scrap value. These valuations were based on unobservable inputs that require significant judgments for which there is limited information, including, in the case of an income approach, assumptions regarding future day rates, utilization, operating costs and capital requirements.
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
Leases
ASU 842, was adopted on January 1, 2019. We have elected the package of practical expedients that permits us to not reassess (1) whether previously expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. In addition, we have elected the hindsight practical expedient in connection with our adoption of the new lease standard. As lessee, we have made the accounting policy election to not recognize a right-of-use asset and lease liability for leases with a term of 12 months or less. We recognize lease payments in the Consolidated Statement of Operations on a straight-line basis over the lease term. We have also elected the practical expedient to not separate lease and non-lease components.
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
Interest-bearing debt
Interest-bearing debt is recognized initially at fair value less directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings related to Delivery financing are stated at amortized cost.
Accounting for debt modifications
We account for debt modifications in accordance with ASC 470, Debt. A debt modification can be an amendment to the terms or cash flows of an existing debt instrument, exchanging existing debt for new debt with the same lender, repaying an existing debt obligation and contemporaneously issuing new debt to the same lender. Although this may be a legal extinguishment, the transaction may need to be accounted for as a debt modification.
Modification of debt is assessed as either a troubled debt restructuring ("TDR") or as modification or exchange of a term loan or debt security. A modification is a TDR if (1) the borrower is experiencing financial difficulty, and (2) the lender grants the borrower a concession. A lender is deemed to grant a concession when the effective borrowing rate on the restructured debt is less than the effective borrowing rate on the original debt.
An exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished if the exchanged debt instruments are substantially different if the present value of the cash flows under the terms of the new debt instrument are at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent the change is considered a modification to the debt. If a debt instrument is restructured more than once in a twelve-month period, the debt terms (e.g., interest rate, prepayment penalties) that existed just prior to the earliest restructuring in that twelve-month period should be used to apply the 10% test, provided the restructuring was (or restructurings were) accounted for as a modification.
The effective borrowing rate of the restructured debt is calculated by determining the discount rate that equates to the present value of the cash flows under the terms of the restructured debt to the current carrying value of the original debt.

Cost associated with debt modifications accounted for as amendments are charged to the income statement. For debt extinguishments the cost is charged to the balance sheet and any unamortized amount remaining upon the extinguishment is charge to the income statement.

Our debt modifications throughout 2020 have been assessed as non-troubled debt modifications.
Deferred charges

Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. Amortization of loan costs is included in other financial (expenses) income, net. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The Company has recorded debt issuance costs (i.e. deferred charges) as a direct deduction from the carrying amount of the related debt.
Other intangible assets and liabilities
Other intangible assets and liabilities are recorded at fair value on the date of acquisition less accumulated amortization. The amounts of these assets and liabilities less the estimated residual value, if any, is generally amortized on a straight-line basis over the estimated remaining economic useful life or contractual period.
Derivatives
We had a Call Spread (as defined in note 19) derivative to mitigate the economic exposure from a potential exercise of conversion rights embedded in the convertible bonds. Call options bought and sold are cash settled European options exercisable only at maturity. The Call Spread derivative is fair value adjusted at each reporting period using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in determining fair value. The fair value adjustments are recognized under other financial (expenses) income, net with a corresponding increase or decrease in other long-term assets over the duration of the bonds.
Forward contracts that meet the definition of derivative instruments are recognized at fair value. Changes in the fair value of these derivatives are recorded in other financial (expenses) income, net in our Consolidated Statement of Operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the Consolidated Statement of Cash Flows.
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
Level 1.Quoted prices in active markets for identical assets or liabilities.
Level 2.Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3.Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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

Our assessment for impairment includes various inputs, including forecast revenue, forecast operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. In 2020, the Company recorded impairments on three rigs, of which two were sold during 2020 and one the "Balder" was held for sale and measured at fair value on a nonrecurring basis at December 31, within Level 3 of the fair value hierarchy.
Debt and equity issuance costs
Issuance costs are allocated to the debt and equity components in proportion to the allocation of proceeds to those components. Allocated costs are accounted for as debt issuance costs (capitalized and amortized to interest expense using the interest method) and equity issuance costs (charged to shareholders’ equity) recorded as a reduction of additional paid-in capital, respectively.
Treasury shares
Treasury shares are recognized at cost as a component of shareholders’ equity.
Share-based compensation
We have an employee share ownership plan under which our employees, directors and officers may be allocated options to subscribe for new shares in the Company as a form of remuneration. The cost of equity settled transactions is measured by reference to the fair value at the date on which the share options are granted. The fair value of the share options issued under the Company’s employee share option plans are determined at the grant date taking into account the terms and conditions upon which the options are granted, and using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in determining fair value. The fair value of the share options is recognized under general and administrative expense in the Consolidated Statement of Operations with a corresponding increase in equity over the period during which the employees become unconditionally entitled to the options. Compensation cost is initially recognized based upon options expected to vest, excluding forfeitures, with appropriate adjustments to reflect actual forfeitures.
Legal proceedings
We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts can reasonably be estimated, based upon the facts known prior to the issuance of the financial statements.
Provisions
A provision is recognized in the Consolidated Balance Sheets when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Contingencies
We disclose contingencies where we have a present legal or constructive obligation as a result of a past event, and it is not probable that an outflow of economic benefits will be required to settle the obligation and/or a reliable estimate of the amount cannot be made. If, and only when the timing of related cash flows is fixed or reliably determinable, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warrants (Equity-based payments to non-employees)
All non-employee stock-based transactions, in which goods or services are the consideration received in exchange for equity instruments are required to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.
Adoption of new accounting standards
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The Company adopted this standard effective January 1, 2020 using the modified retrospective approach whereby a cumulative effect adjustment was made to retained earnings on January 1, 2020 without any retrospective application to prior periods. On adoption, the Company recognized a cumulative adjustment of $2.9 million to its retained earnings with corresponding decreases in the carrying value of trade receivables. See note 11 Expected credit losses.
In August 2018, the FASB issued ASU No. 2018-13 – Fair Value Measurement (Topic 820): Disclosure Framework –Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements in Topic 820 by identifying a narrower set of disclosures about that topic to be required on the basis of, amongst other considerations, an evaluation of whether the expected benefits of entities providing the information justify the expected costs. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The guidance was effective on January 1, 2020. Our adoption of this standard did not have a material effect on our Consolidated Financial Statements.
In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the ASU specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and the Company adopted this standard on this date. Our adoption of the accounting standard did not have a material effect on our Consolidated Financial Statements.
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
In December 2019 FASB issued ASU No. 2019-12 Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The amendments removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes. The amendments are effective for fiscal years ending after December 15, 2020, with early adoption permitted. This amendment will have no material impact on our Consolidated Financial Statements or related disclosures, including retained earnings.
In March 2020 and January 2021, the FASB issued ASU No. 2020-04 and ASU 2021-01 in relation to Reference Rate Reform (Topic 848) The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables 470, Debt, and 842,Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to contract modifications that occur after December 31, 2022. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.

As of April 13, 2021, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 3 - Equity method investments
During 2019 we entered into a joint venture ("JV") with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“PEMEX”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing for 49% of the equity of Opex and Akal. CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owns 51% of each of Opex and Akal.
We provide five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, which are owned in the same proportion as Opex and Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical service agreements to Opex and Akal. Opex and Akal also contract technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our former principal shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enables Opex and Akal to provide bundled integrated well services to PEMEX. The potential revenue earned is fixed under each of the PEMEX contracts, while Opex and Akal manage the drilling services and related costs on a per well basis. We are also obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal where the Board of Opex or Akal make a cash call to the shareholders under the provisions of the Shareholder Agreements.

The below tables sets forth the results from these entities, on a 100% basis, for the year ended December 31, 2020 and for the period from date of incorporation to December 31, 2019, and their financial position as at December 31, 2020 and December 31, 2019. Opex and Perfomex were incorporated on June 28, 2019, while Akal and Perfomex II were incorporated in the fourth quarter of 2019.

	Year ended 31 December 2020
In $ millions	Perfomex	Opex	Akal	Perfomex II

Revenue	134.4	263.8	122.4	45.2
Operating expenses	(121.4)	(223.9)	(123.6)	(45.6)
Net income (loss)	11.8	10.7	(3.4)	0.2

	5 months Period ended 31 December 2019
In $ millions	Perfomex	Opex	Akal	Perfomex II

Revenue	49.8	68.1	—	—
Operating expenses	47.4	85.7	—	—
Net income (loss)	1.5	(19.8)	—	—
Revenue in Opex and Akal is recognized on a percentage of completion basis under the cost input method. The services Opex and Akal deliver are to a single customer, PEMEX, and involves delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex and Perfomex II is recognized on a day rate basis on a contract with Opex and Akal, consistent with our historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in their contracts with Opex and Akal, respectively. As of December 31, 2020, $58.3 million of the receivables from PEMEX were overdue of a total of $97.6 million billed and $172.0 million of receivables were unbilled. Although management believe the amount currently outstanding is recoverable, the receipt of these funds are critical to the financial performance of the joint ventures and the cash flow of the Company.

One of our Mexican JVs has agreed terms for a factoring agreement with an international financing entity which allows for $50 million to $150 million of receivables in the JVs to be factored, with a variable rate of interest on balances outstanding until collection. At the balance sheet date, no amounts had been factored under this facility. Factoring proceeds will be used in part to repay suppliers of the joint venture, including Borr Drilling. The joint venture recognized a provision of $6.3 million in 2020 to reflect the potential effect of the factoring, representing the midpoint of the cost of the factoring and an amount of $50 million being factored.

Summarized balance sheets, on a 100% basis of the Company's equity method investees are shown below.

	As at December 31, 2020
	Perfomex	OPEX	Akal	Perfomex II
In $ millions
Cash	0.8	0.2	3.7	0.4
Total current assets	152.6	220.0	116.5	41.1
Total non-current assets	1.8	—	—	1.7
Total assets	154.4	220.0	116.5	42.8
Total current liabilities	140.4	207.8	117.6	42.8
Total non-current liabilities	0.7	21.3	2.3	—
Equity	13.3	(9.1)	(3.4)	—
Total liabilities and equity	154.4	220.0	116.5	42.8

	As at December 31, 2019
In $ millions	Perfomex	OPEX	Akal	Perfomex II
Cash	0.3	—	—	—
Total current assets	77.1	81.3	—	—
Total non-current assets	0.9	—	—	—
Total assets	78.0	81.3	—	—
Total current liabilities	76.5	101.1	—	—
Total non-current liabilities	—	—	—	—
Equity	1.5	(19.8)	—	—
Total liabilities and equity	78.0	81.3	—	—

We have issued a performance guarantee to Opex for the duration of its contract with PEMEX. We have performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to an alpha category credit score, adjusting for country risk and default probability. We have subsequently recognized a liability for $5.9 million within other long-term liabilities and added the $5.9 million to the investment in the Opex joint venture in the Consolidated Balance Sheet.

The following present our investments in equity method investments as at December 31, 2020 and December 31, 2019:

In $ millions	Perfomex	Opex	Akal	Perfomex II	Total
Balance at 1 January 2019	0.0	0.0	0.0	0.0	0.0
Funding provided by shareholder loan	30.7	0.1	0.0	0.0	30.8
Net gain (loss) 49% basis	0.7	(9.7)	0.0	0.0	(9.0)
Guarantee provided	0.0	5.9	0.0	0.0	5.9
Balance at 31 December 2019	31.4	(3.7)	0.0	0.0	27.7
Funding provided by shareholder loan	10.8	3.6	1.7	9.4	25.5
Net gain (loss) 49% basis	5.8	5.3	(1.7)	0.1	9.5
Balance at 31 December 2020	48.0	5.2	0.0	9.5	62.7
All line items in the table above are included within our investments in Perfomex, Opex, Perfomex II and Akal respectively.
Note 4 - Segments

On January 1, 2020, the Company identified Integrated Well Services (IWS) operations performed by our joint venture entities Opex and Akal (see note 3) as a new reportable segment as the conditions in ASU 280 were achieved, namely that our Chief Operating Decision Maker (“CODM”), which is our board of directors (the “Board”), began receiving regular operating reports for the combined entities and the other requirements for identifying a reportable segment were met. The year ended December 31, 2019 has been presented on the same basis.
A change in reportable segments requires retroactive application; however the year ended December 31, 2018, are not presented in tabular format as the formation of our joint venture entities were in 2019 and all operating loss pertains to the only segment at the time, the dayrate segment.
We have two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the IWS model, that are reviewed by the CODM, as an aggregated sum of assets, liabilities and activities that exist to generate cash flows.
The following presents information for the year ended December 31, 2020:

(In $ millions)	Dayrate	IWS	Reconciling items	Consolidated total
Revenue	265.2	386.2	(386.2)	265.2
Related Party Revenue	42.3	—	—	42.3
Intersegment revenue	179.6	—	(179.6)	—
Gain on disposal	—	—	19.0	19.0
Rig operating and maintenance expenses	(437.4)	(167.9)	334.9	(270.4)
Intersegment expenses	—	(179.6)	179.6	—
Depreciation of non-current assets	(116.0)	—	(1.9)	(117.9)
Impairment of non-current assets	(77.1)	—	—	(77.1)
General and administrative expenses	—	—	(49.1)	(49.1)
Operating (loss)/income	(143.4)	38.7	(83.3)	(188.0)
Income from equity method investments	—	—	9.5	9.5
Income taxes	(18.0)	(23.6)	25.4	(16.2)
Total	(161.4)	15.1	(48.4)	(194.6)

Total assets	3,368.3	336.5	(533.7)	3,171.1

The following presents information for the year ended December 31, 2019:

(In $ millions)	Dayrate	IWS	Reconciling items	Consolidated total
Revenue	327.6	68.1	(68.1)	327.6
Related Party Revenue	6.5	—	—	6.5
Intersegment revenue	49.8	—	(49.8)	—
Gain on disposal	—	—	6.4	6.4
Rig operating and maintenance expenses	(355.3)	(35.9)	83.3	(307.9)
Intersegment expenses	—	(49.8)	49.8	—
Depreciation of non-current assets	(100.1)	—	(1.3)	(101.4)
Impairment of non-current assets	(11.4)	—	—	(11.4)
Amortization of acquired contract backlog	(20.2)	—	—	(20.2)
General and administrative expenses	—	—	(50.4)	(50.4)
Operating (loss)/income	(103.1)	(17.6)	(30.1)	(150.8)
Income from equity method investments	—	—	(9.0)	(9.0)
Income taxes	(11.9)	—	0.7	(11.2)
Total	(115.0)	(17.6)	(38.4)	(171.0)

Total assets	3,358.0	81.3	(159.3)	3,280.0

General and administrative expense, depreciation expense incurred by our corporate office, interest expenses and other financial expenses, net are not allocated to our operating segments for purposes of measuring segment operating loss (income) and are included in "Reconciling Items." The full operating results included in note 3 above for our Equity Method Investments are not included within our consolidated results and thus deducted under "Reconciling Items" and replaced with our Income/(Loss) from Equity Method Investments. See "Note 3 - Equity Method Investments” for additional information on our Equity Method Investments.

The majority of the accounting policies of the segments are the same as those described in the summary of significant accounting policies with revenue and tax being the main exceptions. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains and losses and foreign exchange gains and losses. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Geographic data
Revenues are attributed to geographical location based on the country or region of operations for drilling activities, i.e. the country or region where the revenues are generated. The following presents our revenues by geographic area:

	For the Years Ended December 31,
(In $ millions)	2020	2019	2018
Middle East	33.0	43.2	41.1
Europe	52.6	114.7	75.1
West Africa	108.1	102.4	44.4
Mexico	43.2	50.0	—
South East Asia	70.6	23.8	4.3
Total	307.5	334.1	164.9

For the years ended December 31, 2020, 2019 and 2018, 100% of our total consolidated operating revenues was attributable to the Dayrate segment.
The following presents the net book value of our jack-up rigs, all of which are in the Dayrate segment by geographic area as of December 31, 2020 and 2019:

	As of December 31,
(In $ millions)	2020	2019
Middle East	—	40.7
Europe	266.4	297.3
West Africa	587.3	646.1
South East Asia	1,277.4	978.1
Mexico	693.5	721.1
Total	2,824.6	2,683.3
For the years ended December 31, 2020 and 2019, all our jack-up rigs was attributable to the Dayrate segment.
Major customers
In the years ended December 31, 2020, 2019 and 2018, the following customers accounted for more than 10% of our contract revenues:

	For the Years Ended December 31,
(In % of operating revenues)	2020	2019	2018
ExxonMobil	18%	15%	—%
National Drilling Company (ADOC)	11%	13%	21%
Centrica North Sea Limited (Spirit Energy)	10%	10%	10%
BW Energy Gabon S.A.	3%	4%	13%
Total S.A	3%	—%	13%
TAQA Bratani Limited	1%	11%	17%
Pan American Energy	—%	13%	—%
Total	46%	66%	74%

Note 5 - Contracts with customers
Presentation of Contract balances
All Contract assets are classified as current assets. Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Payment terms on invoiced amounts are typically 30 days.
Significant changes in the remaining performance obligation contract assets balances for the years ended December 31, 2020 and 2019 are as follows:

Contract assets	As of December 31,
(In $ millions)	2020	2019
Net balance at January 1,	31.7	39.1
Additions to accrued revenue	80.7	100.4
Amortization of acquired contract backlog and billing of accrued revenue	(92.1)	(107.8)
Total contract assets	20.3	31.7

Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time. The split is disclosed in the table below, which is consistent with the revenue information that is disclosed for each reportable segment in note 4 above.

	For the years ended December 31,
(In $ millions)	2020	2019	2018
Over time	246.5	307.7	157.4
Point in time	18.7	19.9	7.5
Total	265.2	327.6	164.9

Revenue on existing contract, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows:

As at December 31, 2020

	For the years ending December 31,
(In $ millions)	2021	2022	2023 onwards
Dayrate revenue	209.9	17.1	—
Other revenue	—	—	—
Total	209.9	17.1	—

As at December 31, 2019

	For the years ending December 31,
(In $ millions)	2020	2021	2022 onwards
Dayrate revenue	230.1	87.4	18.9
Other revenue	—	—	—
Total	230.1	87.4	18.9

The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

(In $ millions)	2020	2019
Current contract assets
Accrued revenue	20.3	31.7
Current contract assets	20.3	31.7
Non-current contract assets	—	—
Total contract assets	20.3	31.7

Current contract liability
Current deferred mobilization and contract preparation revenue*	(2.6)	(5.6)
Current contract liability	(2.6)	(5.6)
Non-current contract liability
Non-current deferred mobilization and contract preparation revenue	—	—
Non-current contract liability	—	—
Total contract liability	(2.6)	(5.6)
*Current liabilities balances are included in "Other current liabilities" in our consolidated balance sheets.

Significant changes in the contract assets and the contract liabilities balances during the years ended December 31, 2020 and 2019 are as follows:

(In $ millions)	Contract assets	Contract liability
Beginning balance January 1, 2019	39.1	0.8
Performance obligations satisfied during the reporting period	31.7	—
Amortization of revenue that was included in the beginning contract liability balance	—	(7.4)
Cash received, excluding amounts recognized as revenue	—	12.2
Cash received against the contract asset balance	(39.1)	—
Balance as at December 31, 2019 and January 1, 2020	31.7	5.6
Performance obligations satisfied during the reporting period	20.3	—
Amortization of revenue that was included int he beginning contract liability balance	—	(15.9)
Cash received, excluding amounts recognized as revenue	—	12.9
Cash received against the contract asset balance	(31.7)	—
Balance as at December 31, 2020	20.3	2.6

Contract Costs

To obtain contracts with our customers, we incur costs to prepare a rig for contract and deliver or mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, consistent with the general pace of activity, in rig operating and maintenance costs over the estimated firm period of drilling. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. We had $5.7 million and $19.3 million of deferred mobilization and contract preparation costs on our Consolidated Balance Sheets as at December 31, 2020 and 2019, respectively. $28.9 million of mobilization and contract preparation costs was amortized in 2020 compared with $22.6 million in 2019.

Practical expedient

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts,

including dayrate revenue. The duration of our performance obligations varies by contract.

Note 6 - Gain on disposals
We have recognized the following gains and losses on disposal for the year ended December 31, 2020:

(In $ millions)	Number of Rigs Sold	Net proceeds / recoverable amount	Book value on disposals	Gain
Total	6	33.5	14.5	19.0

In first quarter of 2020 we sold the “B391” resulting in a loss of $0.4 million and in the second quarter of 2020 we completed the sale “B152” and “Dhabi II” resulting in a combined gain of $12.8 million. During the third quarter we sold the MSS1 and recorded no gain or loss on sale, as the rig had previously been impaired to its sale value (see note 13). During the fourth quarter we sold the Atla for a recorded gain of $5.0 million after the rig had previously been written down to its fair value in the prior quarter. In addition, in the fourth quarter, we sold the Eir which had been held for sale at December 31, 2019 and recorded no gain or loss on sale. In 2020, a gain of $1.6 million related to the sale of rig related equipment.

During the third quarter, we entered into a sale agreement to sell the Balder for $4.5 million and received proceeds of $3.0 million in November 2020, the vessel was held for sale at December 31, 2020 and the sale was completed in February 2021 (see note 32).

We have recognized the following gains on disposal for the year ended December 31, 2019:

(In $ millions)	Number of Rigs Sold	Net proceeds / recoverable amount	Book value on disposals	Gain
Total	2	8.5	2.1	6.4

In May 2019 we entered into a sale agreement for the “Baug”, “C20051” and “Eir” in May 2019. The sale of “Baug” and “C20051” closed in May 2019 and we recorded a gain of $3.9 million in connection with the transaction.

An impairment loss of $11.4 million was recognized for the “Eir” in the May 2019 transaction as a result of entering into a sale agreement, which resulted in us reducing the book value to the expected sale value. As of December 31, 2019, we consider that the consideration for held for sale presentation continues to be achieved and the “Eir” is classified within jack-up drilling rigs held for sale. Included in the 2019 gain is a gain of $2.5 million related to sale of rig related equipment.

We have recognized the following gains and losses on disposal for the year ended December 31, 2018:

(In $ millions)	Number of Rigs sold	Net proceeds / recoverable amount	Book value on disposals	Gain
Total	18	37.6	18.8	18.8
All disposals for the years ended December 31, 2020, 2019 and 2018 are within our dayrate segment and part of our strategy to dispose of older assets.

Note 7 - Other financial expenses, net
Other financial (expenses) income, net is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2020	2019	2018
Foreign exchange gain (loss)	1.5	0.7	(1.1)
Other financial expenses	(9.8)	(9.2)	(3.5)
Expensed loan fees related to settled debt	—	(5.6)	—
Loss on forward contracts (note 19)	(26.6)	(29.2)	(14.2)
Realized loss on marketable debt securities (note 18)	—	(15.4)	—
Realized gain on financial instruments (note 19)	1.5	—	—
Change in fair value of Call Spread (note 19)	(2.3)	(0.5)	(25.7)
Total	(35.7)	(59.2)	(44.5)

Note 8 - Taxation
Borr Drilling Limited is a Bermuda company not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. For the year ended December 31, 2020, our pre-tax loss in 2020 is all attributable to foreign jurisdictions except for $76.4 million loss associated with Bermuda. For the year ended December 31, 2019, our pre-tax loss in 2019 is all attributable to foreign jurisdictions except for $390.7 million loss associated with Bermuda. For the year ended December 31, 2018, our pre-tax loss in 2018 is all attributable to foreign jurisdictions except for$4.0 million associated with Bermuda.
Income tax expense is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2020	2019	2018
Current tax	15.1	9.9	2.0
Change in deferred tax	1.1	1.3	0.5
Total	16.2	11.2	2.5
Our annual effective tax rate for the year ended December 31, 2020 was approximately (5.37%), on a pre-tax loss of $301.4 million. Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision/benefit and income/loss before taxes. A reconciliation of the Bermuda statutory tax rate to our effective rate is shown below:
Reconciliation of the Bermuda statutory tax rate to our effective rate:

	For the Years Ended December 31,
	2020	2019	2018
Bermuda statutory income tax rate	0%	0%	0%
Tax rates which are different from the statutory rate	(6.49%)	(2.30%)	(1.95)%
Adjustment attributable to prior years	0.00%	0.00%	1.17%
Change in valuation allowance	1.57%	(1.29%)	(0.26)%
Adjustments to uncertain tax positions	(0.45%)	(0.30%)	(0.28)%
Total	(5.37%)	(3.89%)	(1.32)%

The components of the net deferred taxes are as follows:

	As of December 31,
(In $ millions)	2020	2019
Deferred tax assets
Net operating losses	44.8	18.6
Excess of tax basis over book basis of Property, plant and equipment	29.7	66.9
Other	10.7	5.4
Deferred tax asset	85.2	90.9
Less: Valuation allowance	(85.0)	(89.7)
Net deferred tax assets	0.2	1.3
Deferred tax liabilities
Deferred tax liabilities	—	—
Net deferred tax asset (liabilities)	0.2	1.3
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
The following is a reconciliation of the liabilities related to our uncertain tax positions:

(In $ millions)	2020	2019
Unrecognized tax benefits, excluding interest and penalties, at January 1,	5.3	4.8
Additions as a result of Paragon acquisition	—	—
Additions for tax positions of prior year	0.9	1.3
Reduction for tax positions of prior years	—	(0.8)
Unrecognized tax benefits, excluding interest and penalties, at December 31,	6.2	5.3
Interest and penalties	4.2	3.7
Unrecognized tax benefits, including interest and penalties, at December 31,	10.4	9.0
The liabilities summarized in the table above are presented within other liabilities under non-current liabilities in the Consolidated Balance Sheets.
We include, as a component of our income tax provision, potential interest and penalties related to liabilities for our unrecognized tax benefits within our global operations. Interest and penalties resulted in an income tax expense of $0.5 million, $0.3 million and $0.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.
As of December 31, 2020, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $10.4 million, and if recognized, would reduce our income tax provision by $10.4 million. As of December 31, 2019, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $9.0 million, and if recognized, would reduce our income tax provision by $9.0 million. It is reasonably possible that our existing liabilities related to our unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. Whilst the amounts provided are an estimate and subject to revision, we are not aware of any circumstances currently that would result in a material increase to the amounts provided for the risks identified at this time.

Note 9 - Loss per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period.

	For the Years Ended December 31,
	2020	2019	2018
Basic loss per share	(2.11)	(2.78)	(1.85)
Diluted loss per share	(2.11)	(2.78)	(1.85)
Issued ordinary shares at the end of the year	220,318,704	112,278,065	106,528,065
Weighted average number of shares outstanding during the year	150,354,703	107,478,625	102,877,501

Diluted EPS exclude the effect of the assumed conversion of potentially dilutive instruments, which are:

	2020	2019	2018
Convertible bonds	10,679,099	10,453,534	10,453,534
Share options	1,770,000	2,357,500	2,615,000
The number of share options that would be considered dilutive under the "if converted" method	—	—	153,457
Due to the current loss-making position dilutive instruments are deemed to have an anti-dilutive effect on the EPS of the Company. As of December 31, 2020, the conversion price of our convertible bonds was $32.7743.
All periods presented have been adjusted for our 5 for 1 reverse share split in June 2019.
Note 10 - Restricted cash
Restricted cash is comprised of the following:

	As of December 31,
(In $ millions)	2020	2019
Opening balance	69.4	63.4
Transfers to/(from) restricted cash	(69.4)	6.0
Total restricted cash	—	69.4
Restricted cash is classified as a current asset and consists of margin accounts which have been pledged as collateral in relation to forward contracts and bank deposits which have been pledged as collateral for issued guarantees. During 2020, all restricted cash was utilized to take delivery of our forward contracts (note 19).

Note 11 - Expected credit losses

Set forth below is the allowance for expected credit losses as at December 31, 2020:

	Trade Receivables	Other Current Assets	Total
(In $ millions)
Adoption of ASU 2016-13 - Measurement of credit losses
Expected credit losses at the start of the period	1.0	1.9	2.9
Current-period provision for expected credit losses	1.2	—	1.2
Recoveries collected	(1.0)	—	(1.0)
Total	1.2	1.9	3.1

Upon adoption of ASU 2016-30, Current Expected Credit Losses, we recorded $2.9 million to retained earnings relating to an initial estimated allowance for contract losses, encompassing two customers. New provisions and recoveries of previous provisions are recorded in rig operating and maintenance expenses as and when they occur.
Note 12 - Other current assets
Other current assets are comprised of the following:

	As of December 31,
(In $ millions)	2020	2019
Client rechargeable	4.2	5.6
VAT and other tax receivables	3.7	12.2
Deferred financing fee	1.5	2.4
Right-of-use lease asset	0.3	0.5
Other receivables	6.7	6.2
Total other current assets	16.4	26.9

Note 13 - Jack-up rigs
Set forth below is the carrying value of our jack-up rigs:

	As of December 31,
(In $ millions)	2020	2019	2018
Opening balance	2,683.3	2,278.1	783.3
Additions	37.4	100.5	307.5
Transfers from newbuildings (note 14)	312.7	420.9	1,275.7
Depreciation	(116.0)	(99.7)	(69.6)
Disposals (note 6)	(6.5)	(2.1)	(18.8)
Reclassification to asset held for sale	(9.2)	(3.0)	—
Impairment	(77.1)	(11.4)	—
Total jack-up rigs	2,824.6	2,683.3	2,278.1

In addition, the Company recorded a depreciation charge of $1.9 million for the full year ended December 31, 2020 related to property, plant and equipment ($1.7 million in 2019 and $9.9 million in 2018).

Disposals

For details of disposals see note 6. All disposals are within our dayrate segment and part of our strategy to dispose of older assets.
Impairment assessment of jack-up rigs
Jack-up drilling rigs are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management identified indications of impairment for the years ended December 31, 2020, 2019 and 2018 and tested recoverable amounts of jack-up drilling rigs.
We assess recoverability of the carrying value of an asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. Estimating future cash flows requires management to make judgments regarding long-term forecasts of future revenues and costs. Significant changes to these assumptions could materially alter our calculations and may lead to impairment.
In estimating future cash flows of the jack-up rigs, management has assumed that revenue levels and utilization will be at lower levels in 2021 and thereafter start to increase, ultimately reaching revenue levels and utilization in the lower quartile observed in the jack-up market in the last 10 years.
The Company recognized impairment losses for the years ended December 31, 2020, 2019 and 2018, as follows:

(In $ millions)	2020	2019	2018
MSS1	18.4	—	—
Atla and Balder	58.7	—	—
Eir	—	11.4	—
Total	77.1	11.4	—

MSS1

The impairment loss was recognized in the first quarter of 2020 as a result of entering into a sale agreement, which resulted in us reducing the book value to the expected sale value.

Atla and Balder

During the first half of 2020, the coronavirus global pandemic and the response thereto negatively impacted the macro-economic environment and global economy. Global oil demand has fallen sharply at the same time global oil supply has increased as a result of certain oil producers competing for market share, leading to a supply glut. As a consequence, Brent fell from around $68 per barrel at year-end 2019 to a low point of $19 on April 21, 2020. In response to significantly reduced oil price expectations for the near term, oil and gas companies reviewed and in most cases lowered significantly, their capital expenditure plans in light of revised pricing expectations. As a result, we concluded that a triggering event had occurred as at June 30, 2020 and we performed a fleet-wide impairment assessment. We determined that our estimated undiscounted cash flows were insufficient to recover the carrying value for two of our cold stacked rigs, "Atla" and "Balder". We measured the fair value of these assets to be $10.0 million as of June 30, 2020 by applying a combination of an income approach, using projected undiscounted cash flows and estimated sale or scrap value. These valuations were based on unobservable inputs that require significant judgments for which there is limited information, including, in the case of an income approach, assumptions regarding future day rates, utilization, operating costs and capital requirements. resulting in an impairment loss of $57.9 million which was recorded in the second quarter of 2020.

In the third quarter of 2020, a further impairment loss of $0.8 million was recognized for the "Balder", when the rig was reclassified to held for sale. This impairment charge was a result of an estimated net sale price below carrying value at September 30, 2020. No other impairment indicators were identified during the fourth quarter.
The 2019 impairment related to the “Eir” which was impaired as a result of entering into a sale agreement, which resulted in us reducing the book value to the expected sale value less cost of sale.
A scenario with a 10% decrease in day rates used when estimating undiscounted cash flows would not result in a shortfall between the undiscounted cash flow and carrying amount for our jack-up drilling rigs.
Jack-up drilling rigs held for sale

(In $ millions)	2020	2019
Jack-up drilling rigs held for sale	4.5	3.0
During the third q    uarter of 2020, the "Atla" and "Balder" were reclassified as held for sale. During the fourth quarter of 2020 the sale of the Atla was completed (see note 6). The sale of the 'Balder was completed in February 2021.
As of December 31, 2019, the sale of the “Eir” was yet to be concluded and was classified as 'Jack-up drilling rigs held for sale' within current assets. The sale of the "Eir' was completed in October 2020 (see note 6).

Note 14 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	For the Years Ended December 31,
(In $ millions)	2020	2019	2018
Balance at January 1	261.4	361.8	642.7
Additions	181.8	302.0	971.4
Capitalized interest	5.0	18.5	23.4
Transfers to jack-up rigs (note 13)	(312.7)	(420.9)	(1,275.7)
Total newbuildings	135.5	261.4	361.8

The table below sets forth information regarding our rigs that were delivered during 2020, 2019 and 2018, together with their final installment and related financing where applicable

Rig	Delivery date	Delivery financing ($ million)	Shipyard	First instalment ($ million)	Onerous contract allocated	Final instalment ($ million)	Capitalized cost	Transferred to jack-up rigs
2020
Heimdal	January 20	$90.9	Keppel	$57.6	—	$90.9	$8.4	$156.9
Hild	April 20	$90.9	Keppel	$57.6	—	$90.9	$7.3	$155.8
Total				115.2	—	181.8	15.7	312.7
2019
Njord	January -19	87.0	PPL	55.8	—	87.0	2.7	145.5
Thor	May - 19	120.0	Keppel	—	—	122.1	—	122.1
Hermod	December - 19	90.9	Keppel	57.6	—	90.9	4.8	153.3
Total				113.4	—	300.0	7.5	420.9

2018
Saga*	January – 18	—	Keppel	100.1	(38.0)	72.5	0.3	134.9
Gerd	January – 18	87.0	PPL	55.8	—	87.0	0.3	143.1
Gersemi	February – 18	87.0	PPL	55.8	—	87.0	0.4	143.2
Grid	April – 18	87.0	PPL	55.8	—	87.0	0.4	143.2
Gunnlod	June – 18	87.0	PPL	55.8	—	87.0	1.5	144.3
Skald	June – 18	—	Keppel	100.1	(39.2)	72.5	0.7	134.1
Groa	July – 18	87.0	PPL	55.8	—	87.0	1.3	144.1
Gyme	September – 18	87.0	PPL	55.8	—	87.0	1.4	144.2
Natt	October – 18	87.0	PPL	55.8	—	87.0	1.8	144.6
Total				590.8	(77.2)	754.0	8.1	1,275.7
*The final installment of $72.5 million for “Saga” was paid in December 2017, before taking delivery of the rig in January 2018.
In June 2017, the Company paid $275.0 million to Keppel as a second installment of the contract value for the construction of five new-build jack-up drilling rigs. The payment of $275.0 million made by the Company was allocated first against the relevant part of the onerous contract directly attributable to each hull (newbuild). An adjustment of $38.0 million and $39.2 million was made towards the onerous contract for Hull B364 (TBN “Saga”) and Hull B365 (TBN “Skald”), respectively. A further adjustment of $62.0 million and $60.8 million was capitalized as newbuildings milestone payments for Hull B364 (TBN “Saga”) and Hull B365 (TBN “Skald”), respectively. Of the remaining $75.0 million, $25.0 million was adjusted each towards the onerous contracts for Hull B366 (TBN “Tivar”), Hull B367 (TBN “Vale”) and Hull B368 (TBN “Var”). The remaining contracted installments as of December 31, 2020, payable on delivery, for the Keppel newbuilds acquired in 2017 are approximately $448.2 million (approximately $448.2 million as of December 31, 2019).
Note 15 - Leases
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

Supplemental balance sheet information related to leases was as follows:

	As of December 31, 2020
(In $ millions)	2020	2019
Operating leases right-of-use assets	1.6	2.7
Current operating lease liabilities	3.1	3.4
Long-term operating lease liabilities	2.9	6.5
The current portion of the right of use asset is recognized within other current assets (see note 12) and the non-current portion is recognized within other long-term assets (see note 20). The current lease liabilities are recognized within other current liabilities (see note 21) and the non-current lease liabilities are recognized within other liabilities.

Components of lease cost is comprised of the following:	For the Years Ended December 31,
(In $ millions)	2020	2019
Operating lease cost	8.7	21.2
Short-term lease cost	—	0.5
Total lease cost	8.7	21.7
Sublease income	1.8	0.7

Note 16 - Asset acquisitions
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
Acquisition of Keppel Rigs
In May 2018, the Company signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. Total consideration for the transaction will be approximately $742.5 million. In the second quarter of 2018, the Company paid a pre-delivery installment of $288 million. The pre-delivery installment is secured by a parent guarantee from Keppel Offshore & Marine Ltd. The Company has secured financing of the delivery payment for each Keppel Rig from Offshore Partners Pte. Ltd (formerly Caspian Rigbuilders Pte. Ltd). Each loan is non-amortizing and matures five years after the respective delivery dates. The delivery financing will be secured by a first priority mortgage, an assignment of earnings, an assignment of insurance and a charge over shares and parent guarantee from the Company. We took delivery of the new jack-up rigs “Hermod”, "Heimdal" and "Hild" in October 2019, January 2020 and April 2020, respectively, and we were due to take delivery of the two remaining rigs, the "Heidrun" and "Huldra" in 2022. Delivery of these rigs was deferred in January 2021, to the fourth quarter of 2023. The remaining contracted installments, payable on delivery, for the Keppel newbuilds acquired in 2018 are approximately $172.8 million as of December 31, 2020 ($345.6 million as of December 31, 2019).

Note 17 - Business combinations
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
Recognized amounts of identifiable assets acquired, and liabilities assumed at fair value:

(In $ millions)	March 29, 2018
Cash and cash equivalents	41.7
Restricted cash	4.2
Trade receivables	31.0
Other current assets (including contract backlog of $31.6 million)	53.4
Jack-up drilling rigs	246.0
Assets held for sale	15.0
Property, plant and equipment	16.1
Other long-term assets (including contract backlog of $12.8 million)	24.8
Trade payables	(10.5)
Accruals and other current liabilities	(40.9)
Long term debt	(87.7)
Other non-current liabilities	(13.7)
Total	279.4
Fair value of consideration satisfied by cash:
Payment upon completion by the Company	240.0
Payment to non-controlling interest	1.3
Total	241.3
Total fair value of purchase consideration	241.3
Fair value of net assets acquired	279.4
Bargain Gain	(38.1)
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

Restructuring
The table below sets forth the movements in restructuring provisions as a result of the Paragon transaction:

	As of December 31,
(In $ millions)	2020	2019	2018
Non-current
Opening balance	—	7.0	—
Reclassification of onerous lease to lease liability (ASU 842 adoption)	—	(7.0)	—
Onerous office lease (ii)	—	—	7.0
Non-current restructuring provision (a)	—	—	7.0
Current
Opening balance	0.4	4.9	—
Severance (i)	—	1.7	22.8
Severance payments (i)	(0.4)	(1.3)	(21.1)
Onerous office lease (ii)	—	—	5.2
Reclassification of onerous lease to lease liability (ASU 842 adoption)	—	(3.2)	—
Lease payments	—	—	(2.0)
Current restructuring provision (b)	—	0.4	4.9
Total (a+b)	—	0.4	11.9
(i)Severance payment
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
(ii)Office lease
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
We adopted, topic 842 “Leases”, on a modified retrospective basis, on January 1, 2019. Subsequent to adoption, onerous lease commitments of $10.2 million were reclassified to lease liability. We have not restated comparative periods (see note 15).
Paragon pro forma information (unaudited)
Basis of preparation
The unaudited pro forma financial information is based on Borr Drilling’s and Paragon’s historical consolidated financial statements as adjusted to give effect to the acquisition of Paragon. The unaudited revenue and net income (loss) for the period ended December 31, 2018 give effect to the Paragon acquisition as if it had occurred on January 1, 2017.

(In $ millions)	2018 (unaudited)
Revenue	192.1
Net income (loss)	(297.5)
Certain one-time adjustments were included in the pro forma financial information.
For the period from March 29, 2018 until December 31, 2018, Paragon contributed $116.3 million in revenue resulting in loss before income taxes of $42.7 million, excluding bargain purchase gain of $38.1 million.

Note 18 - Marketable debt securities
Marketable debt securities are marked to market, with other than temporary changes in fair value recognized within “Other comprehensive income” (“OCI”).

	December 31,
(In $ millions)	2020	2019
Opening balance	—	35.2
Purchase of marketable securities	—	5.9
Sale of marketable securities	—	(31.3)
Unrealized gain on marketable securities	—	5.6
Realized loss on marketable securities	—	(15.4)
Total marketable securities	—	—
All marketable debt securities were sold in 2019. An accumulated unrealized loss of $5.6 million recognized in other comprehensive income for the year ended December 31, 2018 was recycled to the statement of operations during 2019.
Note 19 - Financial instruments
Forward contracts
Table below sets forth movements in forward contracts:

	December 31,
(In $ millions)	2020	2019	2018
Opening balance	(64.3)	(35.1)	4.4
Unrealized loss on forward contracts	(26.6)	(29.2)	(14.2)
Realized loss/(gain) on forward contracts	90.9	—	(25.3)
Unrealized loss	—	(64.3)	(35.1)
On April 30, 2020, we purchased our forward contract assets and settled in full our forward contract liability position and took delivery of 4.2 million shares in Valaris plc. Total cash required to settle the forward liability was $92.5 million, of which $91.2 million was held as restricted cash at the time of settlement. Total realized loss on expiration of the contracts was $90.9 million.
Subsequently all $4.2 million shares were sold for total proceeds of $3.0 million, resulting in a gain of $1.5 million.

The forward contracts are presented net within current liabilities and consist of:

	December 31,
(In $ millions)	2020	2019
Forward contract assets	—	27.9
Forward contract liabilities	—	(92.2)
Unrealized Loss	—	(64.3)
Call Spread
On May 16, 2018 the Company issued $350.0 million in convertible bonds due in 2023 (the “convertible bonds”) (see note 22). The Company has purchased from Goldman Sachs International call options over 10,453,612 Borr shares with an exercise price of $33.4815 per share to mitigate the economic exposure from a potential exercise of the conversion rights embedded in the convertible bonds. In addition, the Company sold to Goldman Sachs International call options for the same number of shares with an exercise price of $42.6125 per share. The transactions are referred to as the “Call Spread”. The purpose of the Call Spread is to improve the effective conversion premium for the Company in relation to the convertible bonds to 75% over $24.35. The average maturity of the call options purchased and sold is May 14, 2023, with maturities starting on May 16, 2022 and ending on May 16, 2024. The call options bought and sold are European options exercisable only at maturity and are cash settled. The Call Spread is recorded within other long-term assets (see note 20) and with subsequent fair value adjustments recognized within other financial expenses, net. Fair value is determined by using the Black and Scholes model for option pricing. Subsequent fair value adjustments are recognized in the Consolidated Statement of Operations under Other financial income (expenses), net.

We have recognized fair value adjustments in the Consolidated Statement of Operations under Other financial expenses, net as follows:

	For the Years Ended December 31,
(In $ millions)	2020	2019	2018
Change in Fair value of call spread (See note 7)	(2.3)	(0.5)	(25.7)
Note 20 - Other long-term assets
Other long-term assets are comprised of the following:

	As of December 31,
(In $ millions)	2020	2019
Deferred tax asset	0.2	1.3
Call Spread (see note 19)	—	2.3
Tax refunds	0.4	0.2
Right-of-use lease asset, non-current	1.3	2.2
Prepaid fees	—	9.2
Total other long-term assets	1.9	15.2
Note 21 - Other current liabilities
Other current liabilities are comprised of the following:

	As of December 31,
(In $ millions)	2020	2019
Accrued payroll and severance	2.1	6.2
Operating lease liability, current	3.1	3.4
Deferred mobilisation revenue	2.6	5.6
Other current liabilities	6.2	4.5
Total accruals and other current liabilities	14.0	19.7
39

Note 22 - Long-term debt

Long-term debt is comprised of the following:

	As of December 31,
(In $ millions)	2020	2019
Hayfin Loan Facility	195.0	195.0
Syndicated Senior Secured Credit Facilities	270.0	270.0
New Bridge Revolving Credit Facility	30.0	25.0
$350 million Convertible bonds	350.0	350.0
PPL Delivery Financing	753.3	753.3
Keppel Delivery Financing	259.2	86.4
Principal Outstanding	1,857.5	1,679.7
Back end fees due to PPL and Keppel on Delivery of vessels.	42.8	33.8
Effective Interest rate adjustments on PPL and Keppel Delivery Financing	13.4	8.4
Deferred finance charges	(7.5)	(12.1)
Carrying Value	1,906.2	1,709.8

The scheduled maturities at December 31, 2020 of our principal debt are as follows:

(In $ millions)	December 31, 2020
2021	—
2022	578.7
2023	935.9
2024	170.1
2025	172.8
Total	1,857.5
Our Revolving and Term Loan Credit Facilities
Hayfin Loan Facility
On June 25, 2019, we entered into a $195 million senior secured term loan facility agreement with funds managed by Hayfin Capital Management LLP, as lenders, among others. Our wholly-owned subsidiary, Borr Midgard Assets Ltd., is the borrower under the Hayfin Facility, which is guaranteed by Borr Drilling Limited and secured by mortgages over three of our jack-up rigs, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. Our Hayfin Facility originally matured in June 2022 and bears interest at a rate of LIBOR plus a specified margin. The Hayfin Facility agreement includes a make-whole obligation if repaid during the first twelve months and, thereafter, a fee for early prepayment and final repayment. As of December 31, 2020 our Hayfin Facility was fully drawn. Following amendments to the loan agreements with conditions which were fulfilled in January 2021 the lenders agreed to defer the maturity date to January 2023.
Our Hayfin Facility agreement contains various financial covenants, including requirements that we maintain minimum liquidity equal to three months interest on the facility when the jack-up rigs providing security are not actively operating under an approved drilling contract (as defined in the Hayfin Facility agreement). In June 2020, Hayfin agreed to make certain amendments to the facility, including relaxing some restrictions related to transfer of cash within the ring fenced structure, and allowing the Company to utilize minimum liquidity equal to three months interest ($2.4 million at the time) in the Ring Fenced Entities to pay interest under the facility. The restricted cash was required to be replenished on January 1, 2021. Our Hayfin Facility agreement also contains a loan to value linked to minimum security value clause requiring that the market value of our rigs shall at all times cover at least 175% of the aggregate outstanding facility amount. The facility also contains various covenants which restrict
40

distributions of cash from Borr Midgard Holding Ltd., Borr Midgard Assets Ltd. and our related rig-owning subsidiaries to us or our other subsidiaries and the management fees payable to Borr Midgard Assets Ltd.’s directly-owned subsidiaries. Our Hayfin Facility agreement also contains customary events of default which include any change of control, non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Hayfin Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders under our Hayfin Facility may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders under our Hayfin Facility may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. On December 30, 2020, the Company received waivers for certain covenants which were applicable both at December 31, 2020 and up to finalization of the 2021 Amendments (see note 32). As part of the amendments agreed in January 2021, the threshold of the minimum value to loan covenant was lowered from 175% to 140% in the Hayfin facility. Following these amendments being formalized in January 2021, the Company was in compliance with the requirements of the amended value to loan covenant.
As of December 31, 2020, “Saga”, “Skald” and “Thor” were pledged as collateral for the $195 million Hayfin loan facility. Total book value of the encumbered rigs was $379.1 million as of December 31, 2020. The terms of the Hayfin Loan Facility were subsequently amended, see note 32.
Syndicated Senior Secured Credit Facilities
On June 25, 2019, we entered into a $450 million senior secured credit facilities agreement with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, as lenders, among others. The senior credit facilities (comprised a $230 million credit facility, $50 million newbuild facility (which was cancelled in 2020), $70 million for the issuance of guarantees and other trade finance instruments as required in the ordinary course of business and, a $100 million incremental facility), subject to transferring both secured rigs by the New Bridge Revolving Credit Facility (outlined below),(in total $450 million of commitments, or $400 million following the cancellation of the newbuild facility). This agreement was amended on September 12, 2019, when Clifford Capital Pte. Ltd. became a new lender with a commitment of $25 million and one rig as security was transferred from the New Bridge Revolving Credit Facility utilizing $50 million of the incremental facility. On December 23, 2019 certain financial covenants were amended and again in June 2020 when certain amortization payments due in 2021 were deferred and financial covenants amended as outlined below. Our obligations under our Syndicated facility is secured by mortgages over seven of our jack-up rigs and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. The terms of the facility allow for an additional jack-up rig, Odin, currently secured under the New Bridge Facility, to be transferred to our Syndicated Facility if there are incremental commitments from other financiers in the Syndicated Facility (in which case the New Bridge Facility would be repaid at that time). Our Syndicated Facility matures in June 2022 and bears interest at a rate of LIBOR plus a specified margin.

As of December 31, 2020, we had $270.0 million outstanding under our Syndicated Facility; in addition we have a $70 million guarantee line under the Syndicated Facility, of which $43.3 million has been utilized. As of December 31, 2020, there was $10 million undrawn under the facility which may only be drawn at the discretion of all lenders.
In June 2020, the lenders agreed to amend the terms of some of the covenants, and the dates of certain amortization payments which otherwise would have occurred in 2021 to occur on maturity in the second quarter of 2022. The agreements included requirements that we maintain a minimum book equity ratio until and including December 31, 2021, equal to or higher than 25%; and thereafter equal to or higher than 40%, a positive working capital balance, a debt service cover ratio in excess of 1.25 of our interest and related expenses from the start of 2022. Furthermore, the Company was given a requirement to maintain minimum liquidity equal to the greater of $5 million in cash until December 31, 2020; $10 million in cash from and including January 1, 2021, to and including June 30, 2021; $15 million in cash from and including July 1, 2021 to and including September 30, 2021; $20 million in cash from and including October, 1 2021, to and including December 31, 2021; and free liquidity including cash and undrawn revolving credit facilities of the higher of (i) $30 million and (ii) 3% of the aggregate of net interest bearing debt and certain funds in blocked accounts on or after January 1, 2022.
The Syndicated Facility agreement also contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants subjecting dividends to certain conditions which, if not met, would require the approval of our lenders prior to the distribution of any dividend; restrictions on the repurchase of our shares and restrictions on changing the general nature of our business. Furthermore, a change of control event occurs if Mr. Tor Olav Trøim ceases to serve on our board, or Mr. Tor Olav Trøim ceases to maintain ownership of at least six million shares (subject to adjustment for certain transactions). Our Syndicated Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Syndicated Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our Syndicated Facility contains a “Most Favored Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favourable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements. On December 30, 2020, the Company received waivers for certain covenants which were applicable both as at December 31, 2020 and up to the finalization of the 2021 Amendments (see note 32). As part of the amendments agreed in January 2021, the threshold of the minimum value to loan covenant was lowered from 175% to 140% in the Syndicated Loan Facility. Following these amendments being formalized in January 2021, the Company was in compliance with the requirements of the amended value to loan covenant.
As of December 31, 2020, “Frigg”, “Idun”, “Norve”, “Prospector 1”, “Prospector 5”, “Mist” and “Ran” were pledged as collateral for the Syndicated Senior Secured Credit Facilities. Total book value of the encumbered rigs was $602.8 million as of December 31, 2020. The terms of the Syndicated Senior Secured Credit Facility were subsequently amended, see note 32.
New Bridge Revolving Credit Facility
On June 25, 2019, we entered into a $100 million senior secured revolving loan facility agreement with DNB Bank ASA and Danske Bank, as lenders, secured by mortgages over two  of our jack-up rigs, assignments of intra-group loans, rig insurances and certain rig earnings and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs. In connection with our utilization of the first incremental tranche under our Syndicated Facility in September 2019, the security over one of the rigs, “Ran”, was released and the facility amount was reduced to $50 million and $50 million was repaid and transferred into the Syndicated Senior Secured Credit Facilities. Our New Bridge Facility agreement was amended on October 30, 2019, when certain changes were made to the margin. On December 23, 2019 when certain financial covenants were amended, and some changes were made to the security documents in connection with an internal sale of the shares in a rig owner and again in June 2020 when certain amortization payments due in 2021 were deferred and financial covenants were further amended as outlined below.
Our New Bridge Facility originally matured in June 2022 and bears interest at a rate of LIBOR plus a variable margin. Following amendments to the loan agreement and conditions which were fulfilled in January 2021 the lenders agreed to defer the maturity date to January 2023. In the third quarter of 2019, the security over one of the rigs, “Ran”, was released and its loan of $50 million was repaid and transferred into the Syndicated Senior Secured Credit Facility as utilization of the “first incremental tranche” in the facility. As of December 31, 2020, $20 million remained undrawn under our New Bridge Facility, which may only be drawn with the consent of all of the lenders.
In June, 2020, the lenders agreed to change the dates of certain facility reductions which otherwise would have occurred in 2021 to occur on maturity and to amend the minimum liquidity covenant levels to: $5 million in cash until December 31, 2020; $10 million in cash from and including January 1, 2021, to and including June 30, 2021; $15 million in cash from and including July 1, 2021, to and including September 30, 2021; $20 million in cash from and including October 1, 2021 to and including December 31, 2021; and free liquidity including cash and undrawn revolving credit facilities of the higher of (i) $30 million and (ii) 3% of the aggregate of net interest bearing debt and ring fenced liquidity on or after January 1, 2022.
Our New Bridge Facility agreement also contains a loan to value clause requiring that the market value of our rigs shall at all times cover at least 175% of the aggregate outstanding facility amount and any undrawn and uncancelled part of the facility. The agreement also contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants requiring the approval of our lenders prior to the distribution of any dividends; and restrictions on the repurchase of our shares and restrictions on changing the general nature of our business. Furthermore, a change of control event occurs if Mr. Tor Olav Trøim is ceases to serve on our Board or Mr. Tor Olav Trøim ceases to maintain ownership of at least six million shares (subject to adjustment for certain transactions). Our New Bridge Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the New Bridge Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our New Bridge Facility contains a “Most Favored Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements. On December 30, 2020, the Company received waivers for certain covenants which were applicable both as at December 31, 2020 and up to the finalization of the 2021 Amendments (see note 32. As part of the amendments agreed in January 2021 (see note 32), the threshold of the minimum value to loan covenant was lowered from 175% to 140%% in the New Bridge Facility. Following these amendments being formalized in January 2021, the Company was in compliance with the requirements of the amended value to loan covenant.
As of December 31, 2020, “Odin” was pledged as collateral for the New Bridge Revolving Credit Facility. Total book value of the encumbered rig was $92.7 million as of December 31, 2020. The terms of the New Bridge Revolving Credit Facility were subsequently amended (see note 32).
Convertible Bonds
In May 2018 we raised $350.0 million through the issuance of our convertible bonds, which mature in 2023. The initial conversion price (which is subject to adjustment) is $33.4815 per share, for a total of 10,453,612 shares. The convertible bonds have a coupon of 3.875% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on our ability and the ability of our subsidiaries to incur secured capital markets indebtedness. The Company has entered into Call Spreads to mitigate potential effects of a conversion (see note 19).
As of December 31, 2020, we were in compliance with the covenants and our obligations under our convertible bonds.
Our Delivery Financing Arrangements
PPL Newbuild Financing
In October 2017, we agreed to acquire nine premium “Pacific Class 400” jack-up rigs from PPL (the “PPL Rigs”). We accepted delivery of all nine of the PPL Rigs as of December 31, 2020. In connection with delivery of the PPL Rigs, our rig-owning subsidiaries as buyers of the PPL Rigs agreed to accept delivery financing for a portion of the purchase price equal to $87.0 million per jack-up rig (the “PPL Financing”).
The PPL Financing for each PPL Rig is an interest-bearing secured seller's credit, with the borrower being either a rig owner in which case its obligations are guaranteed by the Company, or the borrower being the Company, with the rig owner as guarantor and provider of security in its assets. Each seller’s credit originally matured on the date falling 60 months from the delivery date of the respective PPL Rig (later amended in the January 2021 amendments). The PPL Financing bears interest at 3-month USD LIBOR plus a variable marginal rate. Interest accrues and is payable quarterly in arrears.
The PPL Financing is cross-collateralized and secured by a mortgage on such PPL Rig and an assignment of the insurances in respect of such PPL Rig. The PPL Financing also contains various covenants and the events of default include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the PPL Financing agreements or security documents, or jeopardize the security. In addition, each rig-owning subsidiary is subject to covenants which management considered to be customary in a transaction of this nature. In June 2020, a substantial amount of cash payments of interest was suspended in relation to these rigs for the period from the first quarter of 2020 to the fourth quarter of 2021, and accrued interest becomes payable in the first quarter of 2022, except for $1 million payable per quarter starting in the first quarter of 2020. Accrued, unpaid interest will be guaranteed by Borr IHC Limited, an intermediate holding company which was incorporated on June 29, 2020. Borr IHC Limited is a subsidiary of the Company and has acquired the shares in the Company’s other subsidiaries with the exception of Borr Jack-Up XVI. The security for the PPL Financing also includes share security over the owners of the rigs which were delivered by PPL with finance under the PPL Financing agreements.
As of December 31, 2020, we had $753.3 million of principal debt (2019: $753.3 million) of PPL Financing outstanding and were in compliance with the covenants and our obligations under the PPL Financing agreements.
As of December 31, 2020, Galar, Gerd, Gersemi, Grid, Gunnlod, Groa, Gyme, Natt and Njord were pledged as collateral for the PPL financing. Total book value for the encumbered rigs was $1,296.3 million as of December 31, 2020. The terms of the PPL Newbuild Financing were subsequently amended (see note 32).

Keppel Newbuild Financing
In May 2018, we agreed to acquire five premium KFELS B class jack-up rigs, three completed and two under construction from Keppel (the “Keppel H-Rigs”). As of December 31, 2020, two Keppel H-Rigs ("Huldra" and "Heidrun") remain to be delivered. In connection with delivery of the Keppel H-Rigs, Keppel has agreed to extend delivery financing for a portion of the purchase price equal to $90.9 million for the three delivered jack-up rigs and $77.7 million each for the two undelivered rigs "Huldra" and "Heidrun" (together to be referred to as the "H-Rig Financing"). Separately from the H-Rigs Financing described below, we may exercise an option to accept delivery financing from Keppel with respect to two ("Vale" and "Var") of the three additional newbuild jack-up rigs, acquired in connection with the Transocean Transaction (see note 32). We will, prior to delivery of each jack-up rig from Keppel, consider available alternatives to such financing.
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
Payments of such costs fall due in quarterly installments from the first quarter of 2021 until delivery. In January 2021, we have agreed with Keppel to further postpone the deliveries to May ("Tivar"), July ("Vale"), and September ("Var"), October ("Huldra") and December ("Heidrun) 2023.
The H-Rig Keppel Financing for each Keppel Rig is an interest-bearing secured facility from the lender thereunder (an affiliate of Keppel), guaranteed by the Company which will be made available on delivery of each rig and matures on the date falling 60 months from the delivery date of each respective Keppel Rig (later amended in the January 2021 amendments).
The H-Rig Financing for each respective Keppel Rig will be secured by a mortgage on such Keppel Rig, assignments of earnings and insurances and a charge over the shares of the rig-owning subsidiary which holds each such Keppel Rig. The H-Rig Financing agreements also contain a loan to value clause requiring that the market value of our rigs shall at all times be at least 130% of the loan and also contains various covenants, including, among others, restrictions on incurring additional indebtedness. Each Keppel Financing agreement also contains events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Keppel Financing agreements or security documents, or jeopardize the security.
As of December 31, 2020, we had $259.2 million (2019: $86.4 million) in Keppel principal Financing outstanding and were in compliance with our covenants and obligations under the Keppel Financing agreements.
As of December 31, 2020, Hermod, Hild and Heimdal were pledged as collateral for the Keppel financing. Total book value for the encumbered rigs was $451.4 million as of December 31, 2020. The terms of the Keppel Newbuild Financing were subsequently amended, see note 32.
Interest
The average interest rate for all our interest-bearing debt was 4.93% for the year ended December 31, 2020 (2019: 6.17%). As of December 31, 2020, payment of $41.1 million of interest expenses and cost cover are extended and will fall due after 12 months as a result of modifications made to our debt agreements throughout 2020.

Note 23 - Onerous contracts
Onerous contracts are comprised of the following:

	As of December 31,
(In $ millions)	2020	2019
Onerous rig contract Hull B366 (TBN "Tivar")	16.8	16.8
Onerous rig contract Hull B367 (TBN "Vale")	26.9	26.9
Onerous rig contract Hull B368 (TBN "Var")	27.6	27.6
Total onerous contracts	71.3	71.3
Onerous contracts for Hull relate to the estimated excess of remaining shipyard installments to be made to Keppel FELS over the value in use estimate for the jack-up drilling rigs to be delivered.
As a result of amended agreements with Keppel FELS in June 2020, $71.3 million of the onerous rig contract balances classified as short term as of December 31, 2019 are now reclassified to non-current. "Tivar" was expected to be delivered in the second quarter of 2022 and "Vale" and "Var in the third quarter of 2022. In January 2021, we amended the delivery contracts with Keppel FELS, deferring delivery of "Tivar" to the second quarter of 2023 and "Vale" and "Var" to the third quarter of 2023 (see note 32).
Note 24 - Commitments and contingencies
The Company has the following delivery installment commitments:

	As at December 31, 2020		As at December 31, 2019
(in $ millions)	Delivery instalment	Back-end fee	Delivery instalment	Back-end fee
Delivery installments for jack-up drilling rigs	621.0	9.0	793.8	18.0
The back-end fee is only payable and will be included as part of the cost price if we choose to accept delivery financing from Keppel as described above in note 22. In addition, under the PPL Financing, PPL is entitled to certain fees payable in connection with the increase in the market value of the relevant PPL Rig from October 31, 2017 until the repayment date, less the relevant rig owner’s equity cost of ownership of each rig and any interest paid on the delivery financing (see note 22).
The following table sets for maturity of our delivery installment commitments as of December 31, 2020

(In $ millions)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Delivery instalments for jack-up rigs	—	621.0	—	—	621.0
Back-end fee is excluded from the maturity table above as it is only payable if we chose to accept the available delivery financing from Keppel
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.

The Company has the following guarantee commitments:

	As of December 31,
(In $ millions)	2020	2019
Surety bonds, bank guarantees and performance bonds	43.3	70.1
Performance guarantee to Opex (note 3)	5.9	5.9
Total	49.2	76.0

As of December 31, 2020, these obligations stated in $ equivalent and their expiry dates are as follows:

(In $ millions)	2021	2022	Total
Surety bonds, bank guarantees and performance bonds	21.8	21.5	43.3
Performance guarantee to OPEX (note 3)	5.9	—	5.9
Total	27.7	21.5	49.2
Assets pledged as collateral

	As of December 31,
(In $ millions)	2020	2019
Book value of jackup rigs pledged as collateral for long-term debt facilities	2,822.3	2,586.5

Note 25 - Non-controlling interest
Non-controlling interest consisted of a 10% ownership interest in Borr Jack-Up XVI Inc. acquired in late 2017 by Valiant Offshore Contractors Limited. The Company reacquired the ownership interest of 10% for nil consideration in 2020.

Note 26 - Share based compensation
Share-based payment charges for the year ended:

	For the Years Ended December 31,
(In $ millions)	2020	2019	2018
Share-based payment charge	0.7	3.9	3.7
Total shared based compensation	0.7	3.9	3.7

We have adopted a long-term Share Option Scheme ("Borr Scheme"). The Borr Scheme permits the board of directors, at its discretion, to grant options and to acquire shares in the Company to employees, non-employees and directors of the Company or its subsidiaries. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five year terms and vest equally over a period of three to four years. The total number of shares authorized by the Board to be issued under the scheme is 3,494,000.
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
Month, number, strike price and share price at date of grant of share options issued during 2019 is as follows:

Month of grant	No of share options issued	Exercise price	Share price on date of grant
March	460,000	$17.50	$14.20

Month, number, strike price and share price at date of grant of share options issued during 2018 is as follows:

Month of grant	No of share options issued	Exercise price	Share price on date of grant
January	10,000	$20.00	$21.75
April	30,000	$21.00	$22.85
July	1,564,000	$24.35	$22.95
September	20,000	$22.95	$22.80
October	40,000	$22.75	$22.85

The fair values of the consolidated options issued in 2019 and 2018 were calculated at $1.7 million and $9.9 million, respectively, and will be charged to the Consolidated Statement of Operations as general and administrative expenses over the vesting period. No options were granted in 2020.
The fair value of equity settled options are measured at grant date using the Black Scholes option pricing model using the following input:

	2019	2018
Expected future volatility	32%	30%
Expected dividend rate	—%	—%
Risk-free rate	2%	2.1% to 2.9%
Expected life after vesting	2 years	2 years
The volatility was derived by using an average of (i) Historic volatility of the Company’s shares since listing on the Oslo Stock Exchange (ii) Deleveraged peer group volatility (iii) Oslo Energy sector index volatility.
The table below sets forth the number of share options granted and weighted average exercise price during the years ended December 31, 2020, 2019 and 2018:

	2020		2019		2018
	Number	Weighted Average Exercise Price (in $)	Number	Weighted Average Exercise Price (in $)	Number	Weighted Average Exercise Price (in $)
Outstanding at January 1	2,357,500	20.92	2,615,000	22.00	1,711,000	18.00
Granted during the year	—	—	460,000	17.50	1,664,000	24.00
Forfeited during the year	(587,500)	20.89	(717,500)	22.34	(760,000)	18.00
Outstanding at December 31	1,770,000	20.93	2,357,500	20.92	2,615,000	22.00
Exercisable at December 31	1,144,000	20.27	810,999	20.04	333,666	18.00
Weighted average remaining life for the vested options at December 31, 2020, 2019 and 2018 were 2.01 years, 2.86 years and 3.50 years respectively.

Note 27 - Fair values of financial instruments
The carrying value and estimated fair value of the Company’s cash and financial instruments were as follows:

		As of December 31, 2020		As of December 31, 2019
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1	19.2	19.2	59.1	59.1
Restricted cash	1	—	—	69.4	69.4
Trade receivables	1	22.9	22.9	40.2	40.2
Tax retentions receivable	1	10.5	10.5	11.6	11.6
Other current assets (excluding deferred costs)	1	14.9	14.9	22.7	22.7
Due from related parties	1	34.9	34.9	8.6	8.6
Forward contracts (note 19)	2	—	—	27.9	27.9

Liabilities
Long-term debt	2	1,609.8	1,906.2	1,624.0	1,709.8
Trade payables	1	20.4	20.4	14.1	14.1
Accruals and other current liabilities	1	75.6	75.6	99.6	99.6
Forward contracts (see note 19)	2	—	—	92.2	92.2
Guarantees issued to equity method investments (see note 3)	3	5.9	5.9	5.9	5.9
Financial instruments included in the table above are included within ‘Level 1 and 2’ of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The forward contracts are presented net in the consolidated balance sheets as of December 31, 2020 and December 31, 2019. Included in “Level 1” are cash and cash equivalents, restricted cash, trade receivables, other current assets (excluding prepayments and deferred costs), trade payables, accruals and other current liabilities. The carrying value of any accounts receivable and payables approximates fair value due to the short time to expected payment or receipt of cash.
Included in “Level 3” is guarantees issued to equity method investments. The guarantee has been valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and default probability (see note 3).
Assets Measured at Fair Value on a Non-Recurring Basis

At June 30, 2020, the Company measured two of their cold stacked rigs "Atla" and "Balder" at fair value of $5.0 million each, which was determined using level 3 inputs based on a combination of an income approach, using projected discounted cash flows an estimated sale or scrap value which require significant judgements. The "Atla" was sold in November 2020 and the "Balder" was classified as held for sale at the year end (see note 13) and sold in February 2021 (see note 32).
Note 28 - Related party transactions
a) Transactions with entities over which we have significant influence
Since 2019, we have provided three rigs on a bareboat basis for Perfomex to service its contract with Opex and two rigs on a bareboat basis for Perfomex II to service its contract with Akal. All the companies are 49% owned joint venture companies. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical service agreements to Opex and Akal. This structure enables Opex and Akal to provide bundled integrated well services to PEMEX. The potential revenue earned is fixed under each of the PEMEX contracts, while Opex and Akal manage the drilling services and related costs on a per well basis. The revenue from these contracts can be found within the Related party revenue line in our Consolidated Statement of Operations. We are also obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal where the Board of Opex or Akal make a cash call to the shareholders under the provisions of the Shareholder Agreements. See Note 3 'Equity Method Investments'.

A summary of leasing revenues earned and management services agreement revenues reported as 'related party revenue' earned for the year ended December 31, 2020 and for the five month period from the date of incorporation to December 31, 2019 is as follows:

(In $ millions)	2020	2019
Management Services Agreement
Perfomex	10.9	2.6
Perfomex II	7.5	0.2
Opex	1.1	1.3
Akal	—	—

Bareboat Revenue
Perfomex	17.5	2.4
Perfomex II	5.3	—
Total	42.3	6.5

Funding provided to Mexican Joint Ventures for the year ended December 31, 2020 and for the five month period from the date of incorporation to December 31, 2019:

(In $ millions)	2020	2019
Funding provided
Perfomex	10.8	30.7
Perfomex II	9.4	—
Opex	3.6	0.1
Akal	1.7	—

Total	25.5	30.8

Receivables: The balances with the Mexican Joint Ventures as of December 31, 2020 and 2019 consisted of the following:

	As of December 31,
(In $ millions)	2020	2019
Receivables
Perfomex	25.9	6.5
Perfomex II	7.1	0.2
Opex	1.9	1.9
Akal	—	—
Total	34.9	8.6

In addition, we have provided a guarantee valued at $5.9 million to support Opex’s operations under the contracts with PEMEX.

b) Transactions with former Chief Executive Officer and Chief Financial Officer

In May, June and August 2019, our chief executive officer and chief financial officer at the time received advance payments in aggregate amount of approximately $500,000 each to be offset against future bonuses. Such advances were not approved by our compensation committee or board of directors. Section 13(k) of the U.S. Exchange Act of 1934 (the “Exchange Act”), which applies to the Company since its initial public offering in the United States in July 2019, prohibits personal loans to a director or executive officer of a company with shares registered under the Exchange Act.  Following disclosure of such advances to our board of directors, and determination that such advances constituted an inadvertent violation of Section 13(k) of the Exchange Act, the advances were repaid in full and/or deemed repaid with the advances offset against amounts otherwise payable to them.
b) Transactions with Other related parties

Net Expenses: The transactions with other related parties for the years ended December 31, 2020, 2019 and 2018 are as follows:

(In $ millions)	2020	2019	2018
General and administrative expenses
Magni Partners Limited (ii)	1.0	1.0	—

Rig operating and maintenance expenses
Schlumberger Limited (iii)	6.9	14.6	8.5
Total	7.9	15.6	8.5

Payables: The balances with other related parties as of December 31,2020 and 2019

	As of December 31,
(In $ millions)	2020	2019
Schlumberger Limited (iii)	—	0.4
Total	—	0.4

(i) Agreements and other Arrangements with Drew Holdings Limited (“Drew”)
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
(ii) Agreements and other Arrangements with Magni Partners Limited (“Magni”)
Mr. Tor Olav Trøim is the Deputy Chairman of our Board and is the sole owner of Magni.
Corporate Support Agreement
Magni is party to a Corporate Support Agreement with the Company pursuant to which it is providing strategic advice and assistance in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element to the agreement, with the fixed cost element representing the reimbursement of Magni’s fixed costs, and any variable element being at the Company’s discretion. This agreement was originally formalized on March 15, 2017, and was superseded by a revised agreement in August 2020.
(iii) Agreements and other Arrangements with Schlumberger Limited (“Schlumberger”)
Schlumberger is one of our larger shareholders, holding 6.9% at December 31, 2020. Until his appointment as our Chief Executive Officer, Patrick Schorn, formerly Executive Vice President of Wells at Schlumberger Limited, was a Director on our Board. Following the resignation of Patrick Schorn from Schlumberger on August 31, 2020, Schlumberger ceased to be a related party. Purchases from Schlumberger were $6.9 million up to August 31, 2020 and $14.6 million during 2019.
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

Other
We have entered into arrangements with companies which are related to our former Chief Financial Officer, Rune Magnus Lundetræ. Charges during 2019 were $0.03 million, of which $nil was outstanding at the end of 2020 and 2019.

Note 29 - Risk management and financial instruments
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts held at Norwegian finance institutions are insured by Norges Bank (Bank of Norway) up to NOK 2.0 million. As of December 31, 2020, the Company had $8.1 million (December 31, 2019: $117.6 million) in excess of the Norges Bank insured limit.
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

Note 30 - Common shares
On June 21, 2019 the Board of Directors approved a 5-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split, every five shares of the Company’s issued and outstanding ordinary shares, par value $0.01 per share was combined into one issued and outstanding ordinary share, par value $0.05 per share.

Authorized share capital

(number of shares of $0.05 each)	2020	2019
Authorized shares: Balance at the start of the year	137,500,000	125,000,000
Increases:
September 27, 2019	—	12,500,000
June 4, 2020	46,153,846	—
August 10, 2020	40,000,000	—
November 11, 2020	15,000,000	—
Authorized shares: Balance at the end of the year	238,653,846	137,500,000

Issued and Outstanding Share Capital

(number of shares of $0.05 each)	2020	2019
Issued : Balance at the start of the year	112,278,065	106,528,065
Shares issued:
August 2, 2019	—	5,000,000
August 2, 2019	—	750,000
June 5, 2020	46,153,846	—
October 5, 2020	51,886,793	—
November 30, 2020	10,000,000	—
Issued shares: Balance at the end of the year	220,318,704	112,278,065
Treasury Shares	1,459,714	1,459,714
Outstanding shares: Balance at the end of the year	218,858,990	110,818,351

As at December 31, 2020, our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange. Details of shares issued for the years ended December 31, 2020 and December 31, 2019 is as follows:

52

Date of Issue	Type of Listing	Exchange	Shares issued	Price per share $	Gross Proceeds ($ millions)
August 2, 2019	Public Offering	New York	5,000,000	$9.30	46.5
August 2, 2019	Public Offering	New York	750,000	$9.30	7.0
Totals for 2019			5,750,000		53.5

June 5, 2020	Private placement	Oslo	46,153,846	$0.65	30.0
October 5, 2020	Private placement	Oslo	51,886,793	$0.53	27.5
November 30, 2020	Private placement	Oslo	10,000,000	$0.53	5.3
Totals for 2020			108,040,639		62.8

Note 31 - Pension
Defined Benefit Plans
As part of the Paragon acquisition on March 29, 2018, the Company acquired two defined benefit pension plans.
As of December 31, 2020, the Company sponsored two non-U.S. noncontributory defined benefit pension plans, the Paragon Offshore Enterprise Ltd and the Paragon Offshore Nederland B.V. pension plans, which cover certain Europe-based salaried employees. As of January 1, 2017, all active employees under the defined benefit pension plans were transferred to a defined contribution pension plan as related to their future service. The accrued benefits under the defined benefit plans were frozen and all employees became deferred members. The transfer to a defined contribution pension plan was accounted for as a curtailment during the year ended December 31, 2016.
At December 31, 2020, assets of Paragon Offshore Enterprise Ltd and Paragon Offshore Nederland B.V. pension plans were invested in instruments that are similar in form to a guaranteed insurance contract. The plan assets are based on surrender values. Surrender values are calculated based on the Dutch Central Bank interest curve. This yield curve is based on inter-bank swap rates. There are no observable market values for the assets (Level 3); however, the amounts listed as plan assets were materially similar to the anticipated benefit obligations under the plans.
As of December 31, 2020, our pension obligations represented an aggregate liability of $184.0 million and an aggregate asset of $184.0 million, representing the funded status of the plans. In the year ended December 31, 2020, aggregate periodic benefit costs showed interest cost of $0.9 million and an expected return on plan assets of $0.9 million. Our defined benefit pension plans are recorded at fair value. (see note 2).
A reconciliation of the changes in projected benefit obligations (“PBO”) for our pension plans is as follows:

	As of December 31,
(In $ millions)	2020	2019
Benefit obligation at beginning of period	169.0	140.7
Interest cost	0.9	1.9
Actuarial loss	21.8	30.4
Benefits paid	(1.6)	(1.5)
Foreign exchange rate changes	(6.1)	(2.5)
Benefit obligation at end of period	184.0	169.0

A reconciliation of the changes in fair value of plan assets is as follows:

	As of December 31,
(In $ millions)	2020	2019
Fair value of plan assets at beginning of period	169.3	141.0
Actual return on plan assets	22.7	32.3
Employer contribution	(0.3)	—
Benefits paid	(1.6)	(1.5)
Foreign exchange rate changes	(6.1)	(2.5)
Fair value of plan assets at end of period	184.0	169.3

The funded status of the plans is as follows:

	As of December 31,
(In $ millions)	2020	2019
Funded status	—	0.3
Amounts recognized in the Consolidated Balance Sheet consist of:

	As of December 31,
(In $ millions)	2020	2019
Other assets – noncurrent	—	0.3
Net pension asset	—	0.3
Net amount recognized	—	0.3
Pension cost includes the following components:

	For the Years Ended December 31,
(In $ millions)	2020	2019
Interest cost	0.9	1.9
Expected return on plan assets	(0.9)	(1.9)
Net pension expense	—	—
Defined Benefit Plans - Disaggregated Plan Information
Disaggregated information regarding our pension plans is summarized below:

	As of December 31,
(In $ millions)	2020	2019
Projected benefit obligation	184.0	169.0
Accumulated benefit obligation	184.0	169.0
Fair value of plan assets	184.0	169.3
Defined Benefit Plans – Key Assumptions
The key assumptions for the plans are summarized below:

	As of December 31,
Weighted Average Assumptions Used to Determine Benefit Obligations	2020	2019
Discount rate	(0.09)% to (0.14)%	0.54% to 0.42%
Rate of compensation increase	Not applicable	Not applicable

For the Years Ended December 31,
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost	2020	2019
Discount rate	(0.09)% to (0.14)%	0.54% to 0.42%
Expected long-term return on plan assets	(0.09)% to (0.14)%	0.54% to 0.42%
Rate of compensation increase	Not applicable	Not applicable

The discount rates used to calculate the net present value of future benefit obligations are determined by using a yield curve of high-quality bond portfolios with an average maturity approximating that of the liabilities.
The assets are based on the surrender value of vested benefits within the National Netherlander contract. This value is based on the projected future cash flows discounted with a (contractually specified) interest rate term structure (spot rates by term). The single interest equivalent of this interest rate term structure has been set as the expected return on plan assets.
Defined Benefit Plans – Cash Flows
No contributions were made to the plan in 2020 or 2019.
The following table summarizes the benefit payments at December 31, 2020 estimated to be paid within the next ten years by the issuer of the guaranteed insurance contract:

		Payments by Period
	Total	2021	2022	2023	2024	2025	Five Years Thereafter
Estimated benefit payments	26.8	1.6	1.8	2.0	2.3	2.6	16.5
Note 32 - Subsequent events
At a Special General Meeting on January 11, 2021, shareholders approved the increase of the Company’s authorized share capital from $11.9 million divided into 238,653,846 common shares of $0.05 par value each to $14.5 million divided into 290,000,000 common shares of $0.05 par value each by authorizing an additional 51,346,154 common shares of $0.05 par value each.
On January 22, 2021, we conducted a private placement of $46 million by issuing 54,117,647 new depository receipts at a subscription price of $0.85 per depository receipt. On January 26, 2021, the January equity offering was settled and the Company's issued share capital was increased by $2.7 million to $13.7 million, divided into 274,436,351 common shares with a nominal value of $0.05 per common share.

On January 30, 2021 the Company finalized agreements with Keppel, PPL and the lenders under the Hayfin Facility, the New Bridge Facility and the Syndicated Facility to amend the terms of the PPL Facilities, the Existing Keppel Facilities and the terms for delivery of the undelivered rigs from Keppel, the Hayfin facility, the New Bridge Facility and the Syndicated Facility. The amendments are described in (A)-(E) below and will become effective in 2021.

(A) Keppel
(i) Delivery dates for the five undelivered rigs are extended to the following: for the "Tivar", June 2023, for the "Vale", July 2023, for the "Var", September 2023, for the "Huldra", October 2023, and for the "Heidrun", December 2023. (ii) All purchase price installments, holding costs and cost cover payments in respect of the five undelivered rigs are deferred until 2023, other than interim payments totaling $6 million in 2021, and $12 million in 2022. (iii) Maturity dates for the loans of the three delivered rigs are extended by one year. (iv) Interest payment date in respect of the delivered vessels deferred by one year to the fourth anniversary of each loan. (v) Limitations on certain payments to other creditors other than certain permitted payments. (vi) Rights to Keppel to terminate newbuilding contracts with no refund or other compensation to the rig owner(s) if it receives an offer form a third party, unless Borr purchases the rigs at the contract price within a certain time period.

(B) PPL
(i) Date for repayment of Seller's Credit on the rigs are amended to May 2023. (ii) All interest on the Seller's Credit for the rigs is deferred until March 2023 and capitalized other than $6 million of interim payments due in 2021 and $12 million of interim payments due in 2022. (iii) Capitalized interest guaranteed by Borr IHC Limited. (iv) Requirement to provide additional security if value of any rig falls below $70 million in 2021, $75 million in 2022 or $80 million thereafter. (v) Minimum liquidity covenants to match the levels in the $450 million Syndicated Senior Secured Credit Facilities. (vi) Purchase option in respect of the “Gyme” in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance loan and retain rig within a certain time period. (vii) Limitations on certain payments to other creditors other than certain permitted payments. (viii) Certain other undertakings and covenants amended.

(C) Hayfin
(i) The maturity date for the loans is extended to the first quarter of 2023. (ii) The requirement to replenish the restricted cash in the minimum liquidity accounts is extended until 1 October 2021. (iii) The value to loan covenant ratio is reduced from 175% to 140%. (iv) Limitations on certain payments to other creditors other than certain permitted payments. (v) Purchase option for the benefit of Hayfin in respect of the “Thor” and “Skald” unless the rigs are activated, in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance loan and retain rig within a certain time period. (vi) Certain other undertakings and covenants amended.

(D) Syndicated Senior Secured Credit Facilities
(i) All amortizations and facility reductions including final maturity pushed out to January 2023. (ii) Certain interest payments due in 2020 deferred by one year into 2021. (iii) Minimum liquidity requirements reduced to the following: Company to maintain minimum liquidity of at least $5 million in cash during 2021, to be increased to $10 million from year end 2021 and further to $15 million from end of second quarter of 2022. (iv) Minimum book equity ratio level reduced, and to be equal to at least 25% in 2021, 30% in 2022 and 35% from 2023. (v) Debt service cover ratio covenant to be waived until final maturity. (vi) Minimum value to loan covenant level reduced from 175% to 140%. (vii) Certain other covenants amended.
(E) New Bridge Revolving Credit Facility
(i) All principal maturities and facility reductions including final maturity pushed out to January 2023. (ii) Certain interest payments due in 2020 deferred by one year into 2021. (iii) Minimum liquidity requirements reduced to the following: Company to maintain minimum liquidity of at least $5 million in cash during 2021, to be stepped up to $10 million from year end 2021 and further to $15 million from end of second quarter 2022. (iv) Minimum book equity ratio level reduced, and to be at all times equal to at least 25%. (v) Debt service cover ratio covenant to be waived until final maturity. (vi) Minimum value to loan covenant level reduced from 175% to 140%. (vii) Certain other covenants amended.
Following our equity offering which closed on January 26, 2021 and in accordance with the loan agreement for the Company's $350 million 3.875% Senior Unsecured convertible bonds, an adjustment to the conversion price from $32.7743 to $31.7946 per depository receipt listed on the Oslo Stock Exchange was triggered.
On November 2, 2020, the Company entered into an agreement to sell its cold stacked jack-up rig "Balder" to BW Energy. The completion of the sale took place in February 2021, and the Company has received a total of $4.5 million in sale proceeds.
On March 18, 2021, the Company issued a total amount of 550,263 treasury shares to Directors relating to 2020 compensation. After issuance of these shares the Company's issued share capital was 274,436,351 common shares, the Company owned 909,451 treasury shares and the Company's outstanding share capital was 273,526,900 shares of nominal value of $0.05 per common share.