Form 20-F
period 2021-12-31
Borr Drilling Ltd
filed 2022-04-11
CIK 1715497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
____________________________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
(Exact name of registrant as specified in its charter)
____________________________________________
Bermuda
(Jurisdiction of incorporation or organization)
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)
Mi Hong Yoon
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS England
+44(0)20 7519 7183
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common shares of par value $0.10 per share	BORR	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2021, there were 136,811,842 common shares outstanding.
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
Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐         Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.    ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.         ☐

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
Yes ☐ No ☐

NOTE ON THE PRESENTATION OF INFORMATION
We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless the context otherwise requires, (i) references to “Borr Drilling Limited,” “Borr Drilling,” the “Company,” the “Registrant,” “we,” “us,” “Group,” “our” and words of similar import refer to Borr Drilling Limited and its consolidated subsidiaries, (ii) references to our “Board” or “Board of Directors” refer to the board of directors of Borr Drilling Limited as constituted at any point in time and “Director” or “Directors” refers to a member or members of the Board, as applicable, (iii) references to “Borr Drilling Management UK” refers to our subsidiary Borr Drilling Management (UK) Ltd (iv) references to our “Memorandum,” each provision thereof a “Clause,” or the “Bye-Laws,” each provision thereof a “Bye-Law,” refer to the memorandum of association and the amended and restated bye-laws of Borr Drilling Limited, respectively, each as in effect from time to time, (v) references to “Magni” or “Magni Partners” refers to Magni Partners (Bermuda) Limited, (vi) references to “Drew” refer to Drew Holdings Limited, (vi) references to our “Hayfin Facility” refer to our term loan facility with Hayfin Services LLP, among others, (vii) references to our “Syndicated Facility” refer to our senior secured credit facilities with DNB Bank ASA and Danske Bank among others, (viii) references to our “New Bridge Facility” refer to our senior secured revolving credit facility with DNB Bank ASA and Danske Bank, (ix) references to our “Convertible Bonds” refer to our $350.0 million convertible bonds due 2023, (x) references to our “Reverse Share Splits” refer to the June 2019 conversion of each of our shares into 0.2 shares, resulting in a reverse share split at a ratio of 5-for-1 as well as the December 2021 conversion of each our shares into 0.5 shares, resulting in a reverse share split at a ratio of 2-for-1. Unless otherwise indicated, all share and per share data in this annual report are adjusted to give effect to our Reverse Share Splits and are approximate due to rounding, (xi) references to “Schlumberger” refer to Schlumberger Limited and affiliates and where this term is used to refer to one of our shareholders, means Schlumberger Oilfield Holdings Limited, (xii) references to Mexican JVs refers to Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”) as the context may require and (xiii) references to our “Shares” refer to our outstanding common shares of par value $0.10 per share.
References in this annual report to our “Financing Arrangements” refer to our Hayfin Facility, Syndicated Facility, New Bridge Facility, convertible bonds and shipyard delivery financing arrangements described more fully herein, collectively.
References in this annual report to (i) the “SEC” refer to the US Securities and Exchange Commission and (ii) “U.S. GAAP” refer to the generally accepted accounting principles in the United States as in effect at any point in time.
References in this annual report to “Keppel” and “PPL” refer to the shipyards Keppel FELS Limited and PPL Shipyard Pte Ltd., respectively, including their respective subsidiaries and affiliates as the context may require.
References in this annual report to “National Drilling Company (ADOC)”, “PTTEP”, “CNOOC”, “Performex”, “Petronas”, “Kistos”, “ExxonMobil”, “Centrica North Sea Limited (Spirit Energy)”, “TAQA Bratani Limited” and “Pan American Energy” refer to our key customers the National Drilling Company, PTT Exploration and Production Public Company Limited, CNOOC Petroleum Europe Limited, Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V., PETRONAS Carigali Sdn Bhd, KISTOS NL B.V, Exxon Mobil Corporation, Spirit Energy Limited, Abu Dhabi National Energy Company PJSC and Pan American Energy S.L. respectively, including their respective subsidiaries and affiliates as the context may require.
References in this annual report to “ABS” refer to the American Bureau of Shipping.
PRESENTATION OF FINANCIAL INFORMATION
We produce financial statements in accordance with U.S. GAAP and all financial information included in this annual report is derived from our U.S. GAAP consolidated financial statements, except as otherwise indicated.
Our consolidated financial statements included in this annual report comprise of consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, 2020 and 2019 and consolidated balance sheets as of December 31, 2021 and 2020 (“Audited Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.
Unless otherwise indicated, all references to “U.S.$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “€,” “EUR,” or “Euros” are to the single currency of the European Monetary Union, all references to “£,” “Pounds” or “GBP” are to pounds sterling. All references to “NOK” are to Norwegian Kroner.
NON-U.S. GAAP FINANCIAL INFORMATION

In this annual report, we disclose non-GAAP financial measures, namely Adjusted EBITDA, as defined under "Item 5. Operating and Financial Review and Prospects". This measure is an important measure used by us, and our businesses, to assess financial performance. Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, other non-operating income, income/(loss) from equity method investments, interest income, interest capitalized to newbuildings, foreign exchange gain/(loss), net, other financial (expenses)/income, net, interest expense, gross, change in fair value of call spreads (as defined in Note 8 - Other Financial Expenses, net to the Audited Consolidated Financial Statements included herein), (loss)/gain on forward contracts, amortized mobilization costs, amortized mobilization revenue, and income tax expense. We present Adjusted EBITDA because we believe that it and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We believe Adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. Moreover, our management uses Adjusted EBITDA in presentations to our Board to provide a consistent basis to measure operating performance of our business, as a measure for planning and forecasting overall expectations, for evaluation of actual results against such expectations and in communications with our shareholders, lenders, bondholders, rating agencies and others concerning our financial performance. We believe that Adjusted EBITDA improves the comparability of year-to-year results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, taxes or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our net income or other operating results as reported under U.S. GAAP.
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
Market data and statistics are inherently predictive and subject to uncertainty and do not necessarily reflect actual market conditions. Such statistics are based on market research, which, itself, is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. As a result, investors should be aware that statistics, statements and other information relating to markets, market sizes, market shares, market positions and other industry data set forth in this annual report, including in the section entitled “Item 4.B. Business Overview—Industry Overview” (and projections, assumptions and estimates based on such data) may not be reliable indicators of our future performance and the future performance of the offshore drilling industry. See the sections entitled “Item 3.D. Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Sections of this annual report on Form 20-F entitled "Risk Factors," "Business Overview" and "Operating and Financial Review and Prospects," among others, discuss factors which could adversely impact our business and financial performance.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity requirements, strategy and financial needs. These forward-looking statements include statements about plans, objectives, goals, strategies, outlook, prospects, future events or performance, underlying assumptions, expected industry trends, including the attractiveness of shallow water drilling and activity levels in the jack-up rig and oil industry, day rates, contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts, and contract terms, statements with respect to our ATM program, statements in relation to climate change matters and energy transition, including expectations with respect to contracting available rigs including warm stacked rigs, expected industry trends including with respect to demand for and expected utilization of rigs, and tender activity, plans regarding rig deployment, statements with respect to newbuilds, including expected delivery dates, entry into new drilling contracts and new tenders, including expected commencement date and duration of new contracts, statements with respect to our fleet and its expected capabilities and prospects, including plans regarding rig deployment, operational and financial objectives, including expected financial results and performance for periods for which historical financial information is not available and statements as to expected growth, margin, and dividend policy; statements with respect to our joint venture entities, or JVs, including statements with respect to our Mexican JVs, including plans and strategy and expected payments from our JVs’ customers, the sale of and expected sale proceeds for rigs; our commitment to safety and the environment; growth prospects, competitive advantages and rig utilization, business strategy, including our growing industry footprint, strengthening of our drilling industry relationships; our aim to establish ourselves as the preferred provider in the industry, establishment of high-quality and cost-efficient operations and integrated services, including expected benefits of certain collaborations and of relationships with key suppliers; statements with respect to compliance with laws and regulations; statements as to industry trends, including the attractiveness of shallow water drilling, activity levels in the jack-up rig and oil industry, demand for and expected utilization of rigs, and rebalance of demand and oil and gas price trends, the impact of the COVID-19 pandemic, statements about our expected sources of liquidity and funding requirements and our plans to address liquidity requirements and the statements in this report under the heading "—Going concern in Note 1 - General of the Audited Consolidated Financial Statements included herein, outlook regarding results of operations and factors affecting results of operations, statements with respect to our obligations under our financing arrangements, statements with respect to amendments to agreements with certain of our secured creditors and other statements relating to agreements and expected arrangements with creditors, the potential sale of other rigs, our commitment to safety and the environment and expected enhancement of growth prospects, competitive advantages, and expected adoption of new accounting standards and their expected impact, statements with respect to the potential impact of Russian military actions across Ukraine on oil prices as well as our business, as well as other statements in the sections entitled “Item 4.B. Business Overview—Industry Overview” and “Item 5.D. Trend Information,” and other non-historical statements, which are other than statements of historical or present facts or conditions.

The forward-looking statements in this document are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements include: risks relating to our industry and business, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations,, risks relating to industry conditions and tendering activity, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements, including the agreements we have reached with our secured lenders, and risks related to our debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact on the demand for oil and gas, and other risks described in “Item 3.D. Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3. KEY INFORMATION
A.[RESERVED]

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.
C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS
Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our businesses. Our business routinely encounters and addresses risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.
SUMMARY OF KEY RISKS
•Risk factors related to our industry
◦The offshore drilling industry and jack-up drilling market historically has been highly cyclical and highly competitive, with periods of low demand and/or over-supply that could result in adverse effects on our business.
◦The offshore drilling industry and jack-up drilling market is highly competitive, with periods of excess rig availability which reduce dayrates and could result in adverse effects on our business.
◦The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.

◦Global geopolitical tensions, including from the 2022 Russian military actions across Ukraine, may rise and create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business
◦Down-cycles in the jack-up drilling industry and other factors may affect the market value of our jack-up rigs and the newbuild rigs we have agreed to purchase.
•Risk factors related to our business
◦We may not be able to renew contracts which expire and our customers may seek to cancel or renegotiate their contracts.
◦Our Total Contract Backlog may not be realized.
◦We may receive cash calls from our Joint Ventures in Mexico in order to fund working capital, capital expenditure outlays or any shortfalls, due to insufficient invoicing and late payment receipt from customers.
◦We have relatively limited operating history and have experienced net losses since inception.

◦Our revenues mainly derive from a limited number of customers, and we are exposed to the risk of default or material non-performance by customers.
◦We are reliant on positive cash flow generation from our Joint Ventures, and we may not receive funds in a timely manner.
◦Some of our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs.
◦Prevailing market conditions, including the supply of jack-up rigs worldwide, may affect our ability to obtain favorable contracts for our newbuild jack-up rigs or our jack-up rigs that do not have contracts.

◦Outbreaks or continuance of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto have and could further adversely affect our business.

◦Our business could be materially and adversely affected by severe or unreasonable weather where we have operations.

◦If we are unable to attract and retain highly skilled personnel who are qualified and able to work in the locations in which we operate it could adversely affect our operations. Our information technology systems are subject to cybersecurity risks and threats.

◦The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry recovers.
•Risk factors related to our financing arrangements

◦Future cash flows may be insufficient to meet obligations under the terms of our Financing Arrangements.

◦Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

◦As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, we may not be successful in doing so.

◦The covenants in certain of our Financing Arrangements impose operating and financial restrictions on us.

◦Our Financing Arrangements allow our secured creditors, under certain conditions, to purchase our rigs at or near the outstanding balance of debt, or to cancel planned newbuilding contracts thereby reducing our premium fleet.

◦We face risks in connection with delivery financing arrangements in place with Keppel

◦We may require additional working capital or capital expenditures, other than our Financing Arrangements, from time to time and we may not be able to arrange the required or desired financing.

◦Interest rate fluctuations could affect our income and cash flow.
•Risk factors related to applicable laws and regulations

◦Compliance with, and breach of, the complex laws and regulations governing international drilling activity and trade could be costly, expose us to liability and adversely affect our operations.

◦Local content requirements may increase the cost of, or restrict our ability to, obtain needed supplies or hire experienced personnel, or may otherwise affect our operations.

◦We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

◦Climate change and the regulation of greenhouse gases could have a negative impact on our business.

◦Future government regulations may adversely affect the offshore drilling industry.

◦A change in tax laws in any country in which we operate could result in higher tax expense.
•Risk factors related to our common shares
◦The price of our common shares may fluctuate widely in the future, and you could lose all or part of your investment.
◦Future sales of our equity securities in the public market, or the perception that such sales may occur, could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

RISK FACTORS RELATED TO OUR INDUSTRY

The offshore drilling industry and jack-up drilling market historically has been highly cyclical, with periods of low demand and/or over-supply that could result in adverse effects on our business.

The jack-up drilling market historically has been highly cyclical and is primarily related to the demand for, and the available supply of, jack-up rigs. Demand for jack-up rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. It is not unusual for jack-up rigs to be un-utilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles change. During historical industry periods of high utilization and high dayrates, industry participants have ordered the construction of new jack-up rigs, which has resulted in an over-supply of jack-up rigs worldwide. During periods of supply and demand imbalance, jack-up rigs are frequently contracted at or near cash breakeven operating rates for extended periods of time until dayrates increase when the supply/demand balance is restored and in recent years oversupply has resulted in "stacking" of rigs. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region.

Volatility in the oil price impacts demand in the offshore drilling industry. Over the past several years, crude oil prices have been volatile and started to steeply decline in late 2014 (after reaching prices of over $100 per barrel in 2014) and dropped to as low as approximately $19.33 per barrel in April 2020 driven by the impact on demand resulting from the COVID-19 pandemic. Oil prices have recovered since then, reaching a price of approximately $130.0 per barrel of Brent Crude on March 7, 2022 but have been and remain volatile and more recently declined to approximately $98.0 as of March 15, 2022. Oil prices have recently experienced significant volatility in part due to the COVID-19 pandemic, actions of the Organization of the Petroleum Exporting Countries ("OPEC") and other oil producing countries, and the Russian military actions across Ukraine which began in February 2022, causing the per barrel price of Brent Crude to reach over $100 per barrel for the first time since 2014. However, increases in oil prices do not necessarily translate into increased drilling activity because our customers take into account a number of considerations when they decide to invest in offshore oil and gas resources, including expectations regarding future commodity oil prices and demand for hydrocarbons, which typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may have in the future, a material effect on demand for our rigs. For more information on risks that could result in adverse effects on our business due to volatility in the oil and natural gas prices, see the section entitled “Item 3.D Risk Factors— The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.” and “Item 3.D Risk Factors— Global geopolitical tensions, including from the Russian military actions across Ukraine which began in February 2022, may arise and create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business. Declines in oil and gas prices result in reduction in spending by customers. In addition, in recent years there has been an oversupply of jack-up rigs, which impacts utilization and dayrates. Demand for our contract drilling services and the dayrates for those services impacts our operations and operating results, and any industry downturn would adversely affect our business, financial condition, results of operations and cash flows, and ability to meet covenants in our loan agreements.

The industry downturn in recent years has resulted in many operators idling rigs and a number of our rigs were not in operation for significant periods of 2021 which in turn impacted dayrates for those rigs that were active. Since the downturn, the Company has experienced an increase in the number of working and contracted rigs, which stood at 18 on December 31, 2021, however several of these contracts are short term in nature and the number of working and contracted rigs could reduce in the event the Company fails to maintain existing drilling contracts, renew or secure further contracts for these rigs. A prolonged period of reduced demand and/or excess jack-up rig supply may require us to idle or dispose of jack-up rigs or to enter into low dayrate contracts or contracts with unfavorable terms. There can be no assurance that the demand for jack-up rigs will increase or even remain at current levels. Any further decline or if there is not an improvement in demand for services of jack-up rigs could have a material adverse effect on our business, financial condition and results of operations.

The offshore drilling industry and the jack-up drilling market are highly competitive, with periods of excess rig availability which reduce dayrates and could result in adverse effects on our business.

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

The supply of offshore drilling rigs, including jack-up rigs, has recently been, and currently is, in a period characterized by excess rig supply. Delivery of newbuild drilling rigs will continue to increase rig supply in coming years and could curtail a strengthening, or trigger a further reduction, in utilization and dayrates. Approximately 8 newbuild jack-up rigs were delivered during 2021, representing an approximate 2% increase in the total worldwide fleet of competitive offshore jack-up drilling rigs since the end of 2020. As of April 1 2022, there were approximately 29 newbuild jack-up rigs reported to be on order or under construction (including the five rigs we have agreed to purchase that are still located in shipyards). Most of the newbuild jack-up rigs under construction, and to be delivered no later than the end of 2025, including the five newbuild jack-up rigs we have agreed to purchase, do not have drilling contracts in place. In addition, the supply of marketed offshore drilling rigs could further increase due to depressed market conditions, such as the conditions the industry has recently experienced, resulting in an increase in uncontracted rigs. The market in general or a geographic region in particular may not be able to fully absorb the supply of new rigs in future periods and when the period of excess rig supply will end. Any continued over-supply of drilling rigs could have a material adverse effect on our business, financial condition and results of operations.

The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.

The success of our business largely depends on the level of activity in offshore oil and natural gas exploration, development and production, which may be affected by oil and gas prices and conditions in the worldwide economy. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly affect the level of drilling activity. Historically, when drilling activity and operator capital spending decline, utilization and dayrates also decline and drilling may be reduced or discontinued, resulting in an oversupply of drilling rigs. Oil and natural gas prices have historically been volatile, and oil prices declined significantly for a long period since mid-2014, when prices were in excess of $100 per barrel, causing operators to reduce capital spending and cancel or defer existing programs, substantially reducing the opportunities for new drilling contracts.

Although oil prices have recovered since the low levels of early 2020, we may experience insufficient demand if long term oil prices decline below current levels and rig supply remains at current levels. A short-lived recovery in oil and natural gas prices, continued volatility in prices or further price reductions, may cause our customers to maintain historically low levels or further reduce their overall level of activity and capital spending, in which case demand for our services may decline and our results of operations may be adversely affected through lower rig utilization and/or low dayrates. Numerous factors may affect oil and natural gas prices and the level of demand for our services, including:

•regional and global economic conditions and changes therein;

•oil and natural gas supply and demand;

•expectations regarding future energy prices;

•the ability or willingness of OPEC, and other non-member nations, to reach further agreements to set and maintain production levels and pricing and to implement existing and future agreements;

•any decision of OPEC and other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreement;

•a reduction of capital spending and activities in the oil and gas sector by our customers as they are starting to allocate resources for the green energy transition projects, leading to less focus on oil and natural gas production growth;

•the level of production by non-OPEC countries;

•inventory levels, and the cost and availability of storage and transportation of oil, gas and their related products;

•capital allocation decisions by our customers, including the relative economics of offshore development versus onshore prospects;

•the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat, specifically, the current implications of, and future expectations in relation to, COVID-19 on global economic activity and therefore oil prices, cross border trade restrictions, employees’ ability and willingness to, work, oil supply and demand, and resource owners' ability to deliver future projects;

•advances in exploration and development technology;

•costs associated with exploration, developing, producing and delivering oil and natural gas;

•the rate of discovery of new oil and gas reserves and the rate of decline of existing oil and gas reserves;

•trade policies and sanctions imposed on oil-producing countries or the lifting of such sanctions, including sanctions resulting from the Russian military actions across Ukraine;

•laws and government regulations that limit, restrict or prohibit exploration and development of oil and natural gas in various jurisdictions, or materially increase the cost of such exploration and development;

•the further development or success of shale technology to exploit oil and gas reserves;

•available pipeline and other oil and gas transportation capacity;

•the development and exploitation of alternative fuels;

•laws and regulations relating to environmental matters, including those addressing alternative energy sources and the risks of global climate change;

•increased demand for alternative energy and increased emphasis on decarbonization;

•changes in tax laws, regulations and policies;

•merger, acquisition and divestiture activity among exploration and production companies (“E&P Companies”);

•the availability of, and access to, suitable locations from which our customers can explore and produce hydrocarbons;

•activities by non-governmental organizations to restrict the exploration, development and production of oil and gas in light of environmental considerations;

•disruption to exploration and development activities due to hurricanes and other severe weather conditions and the risk thereof;

•natural disasters or incidents resulting from operating hazards inherent in offshore drilling, such as oil spills;

•the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership and environmental policies, changes in geopolitical-social views toward fossil fuels and renewable energy and changes in investors’ expectations regarding environmental, social and governance matters; and

•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, including the Russian military actions across Ukraine which commenced in February 2022 and tensions between the U.S., Russia and China, or other crises in oil or natural gas producing areas of the Middle East or geographic areas in which we operate, or acts of terrorism.

We experienced significant declines in capital spending and cancelled or deferred drilling programs by many operators from 2015 to 2021, coupled with declining oil prices to its lowest level in April 2020. Oil prices have increased since the lows reached in 2020 and have averaged above $76 per barrel in the second half of 2021, however higher oil and gas prices may not necessarily translate into increased activity, and even during periods of high oil and gas prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. Any increase or reduction in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher may be subject to greater reductions in activity or may recover more slowly. Such variation between regions may lead to the relocation of drilling rigs, concentrating drilling rigs in regions with relatively fewer reductions in activity leading to greater competition.

Advances in onshore exploration and development technologies, particularly with respect to onshore shale, could also result in our customers allocating more of their capital expenditure budgets to onshore exploration and production activities and less to offshore activities.

Moreover, there has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. The continuing COVID-19 crisis has caused significant adverse impacts on the global economy and we do not know when this trend will improve or how long an improving trend will last.

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

Global geopolitical tensions, including from the Russian military actions across Ukraine which began in February 2022, may rise and create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business.

Global geopolitical tensions, including from the Russian military actions across Ukraine which began in February 2022, may increase and create heightened volatility in the oil and gas prices that could result in an adverse effect on our business, as we largely depend on the level of activity in the oil and gas industry and such volatility, including market expectations of potential changes in these prices, may significantly affect the level of drilling activity. Movement of Russian military units into Ukraine, and trade and monetary sanctions in response thereof as well as escalation of conflict and future developments, could significantly affect worldwide oil and gas market prices and demand and cause turmoil in the capital markets and generally in the global financial system. This could have a material adverse effect on our business, financial condition and results of operations, along with our operating costs, making it difficult to execute our planned capital expenditure program. The tensions arising from these military actions could also increase other political tensions and international trade and other relations, with a further effect on world oil and gas markets, the supply of jack-up rigs worldwide, regional and worldwide levels of offshore exploration and development spending by oil and gas companies, reduce our dayrates and our revenue. In addition, sanctions imposed as a result of the military actions and related tensions could impose restrictions on our business and risk of non-compliance. The emergence of new or escalated tensions between Russia and neighboring states or other states, including European and non-European countries, could have a material adverse effect on our business, financial condition and results of operation. In addition, any increase in the price of oil resulting from this conflict and related sanctions may not result in increased demand for drilling services and may only contribute to the volatility in oil prices.

Global, International and National trends to renewable energy based infrastructure and power supply and generation may cause long term demand for our customers products and services to fall, and in turn affect the demand for our services.

Various global and transnational initiatives exist, and continue to be proposed by governments, non-governmental organizations and power suppliers in particular, which exist to hasten the long-term transition from fossil fuels to low or zero carbon alternatives, such as wind, water or hydrogen based power or fuel sources. We provide drilling services to customers who own and produce fossil fuels, and therefore where low or zero-based carbon policies are implemented in territories in which we operate or may be capable of operating in the future, there exists a risk that demand for our customers' services falls or fails to increase, and in turn the demand for our rigs and services falls or fails to increase.

Down-cycles in the offshore drilling industry and other factors may affect the market value of our jack-up rigs and the newbuild rigs we have agreed to purchase.

Demand for jack-up rigs in the shallow-water offshore jack-up drilling market was adversely impacted by the downwards trends in the price of oil since 2014 until 2020, as trends in the price of oil impact the spending for the services of jack-up rigs. If oil prices do not stabilize at favorable levels or we experience further oil price down-cycles, we expect customer demand will be negatively affected. Adverse developments in the offshore drilling industry including a negative movements in the price of oil, can cause the fair market value of our existing and newbuild jack-up rigs to decline. In addition, the fair market value of the jack-up rigs that we currently own, have agreed to acquire, or may acquire in the future, may decrease depending on a number of factors, including:

•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•developments in the global economy including in oil prices and demand in the shallow-water offshore drilling market, as well as the impact of the COVID-19 crisis on the foregoing impact our ability to operate rigs;

•the types, sizes and ages of our jack-up rigs;

•the supply and demand for our jack-up rigs;

•the costs of newbuild jack-up rigs;

•prevailing drilling services contract dayrates;

•government or other regulations; and

•technological advances.

If jack-up rig values fall significantly, we may have to record an impairment in our financial statements, which could affect our results of operations. Certain of our competitors in the offshore drilling industry may have a larger or more diverse fleet and a more favorable capitalization than we do, which could allow them to better withstand any impairment recorded for their own fleets or the effects of a commodity price down-cycle. Additionally, if we sell one or more of our jack-up rigs at a time when drilling rig prices have fallen, we may incur a loss on disposal and a reduction in earnings, which may cause us to breach the covenants in certain of our finance agreements. We have stated that we may sell a small number of rigs on an opportunistic basis and we may face difficult market conditions for any such sales and could incur losses. Under certain of our Financing Arrangements, we are required to comply with loan-to-value or minimum-value-clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the jack-up rigs securing borrowings under each of such agreements decrease below required levels. If we are unable to comply with the covenants in certain of our financing agreements and we are unable to get a waiver, a default could occur under the terms of those agreements. We agreed amendments with secured creditors in respect of certain covenants under certain of our loan facilities including loan to value covenants and to change interest payment dates under certain of our loan facilities and we have also agreed to include loan to value covenants in other facilities as part of our agreement with creditors in January 2021, which included among other things, interest deferrals. We agreed to further amendments to principal payment dates and rig delivery dates with our yard creditors by two years to 2025, subject to agreeing similar amendments to maturity dates with our other secured creditors and holders of our Convertible Bonds by June 30, 2022. We have obtained an amendment of our minimum equity covenant in our Syndicated Facility and New Bridge Facility, which shall cease to apply in the event the conditions to the terms we agreed with the yard creditors are not satisfied or the amendments we have agreed with them (i.e. to amend payments dates from 2023 to 2025) cease to apply, e.g. which will be the case if we do not agree similar extensions with other security creditors and holders of our convertible bonds by June 30, 2022. We continue to face risks relating to our ability to comply with covenants and payment requirements under our debt instruments. See “Item 5.B Liquidity and Capital Resources” for more information.

Our operations involve risks due to their international nature.

We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

•terrorist acts;

•armed hostilities, war and civil disturbances;

•acts of piracy, which have historically affected marine assets;

•significant governmental influence over many aspects of local economies;

•the seizure, nationalization or expropriation of property or equipment;

•uncertainty of outcome in court proceedings in any jurisdiction where we may be subject to claims;

•the repudiation, nullification, modification or renegotiation of contracts;

•limitations on insurance coverage, such as war risk coverage, in certain areas;

•political unrest;

•the occurrence or threat of epidemic or pandemic diseases or any governmental or industry response to such occurrence or threat, which could impact demand and our ability to conduct operations;

•monetary policy and foreign currency fluctuations and devaluations;

•an inability to repatriate income or capital;

•complications associated with repairing and replacing equipment in remote locations;

•import-export quotas, wage and price controls, and the imposition of trade barriers;

•imposition of, or changes in, local content laws and their enforcement, particularly in West Africa and South East Asia, where the legislatures are active in developing new legislation;

•sanctions or trade embargoes;

•compliance with various jurisdictional regulatory or financial requirements;

•compliance with and changes to tax laws and interpretations;

•other forms of government regulation and economic conditions that are beyond our control; and

•government corruption.

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

Many jack-up drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to declining oil and natural gas prices. Our jack-up drilling contracts, including our bareboat contracts with equity method investments in Mexico, typically range from three to twenty-four months, although contract periods may be longer in certain countries or regions. During oil price down-cycles, our customers may be unwilling to commit to long-term contracts. Short-term drilling contracts do not provide the stability or visibility of revenue that we would otherwise receive with long-term drilling contracts.
In addition, in difficult market conditions, some of our customers may seek to terminate their agreements with us or to renegotiate our contracts using various techniques, including threatening breaches of contract, relying on force majeure clauses, and applying commercial pressure. Some of our customers have the right to terminate their drilling contracts without cause in return for payment of an early termination fee or compensation to us for costs incurred up to termination. The general principle under our arrangements with customers typically is that any such early termination payment, where applicable, should compensate us for lost revenues less operating expenses for the remaining contract period; however, in some cases, any such payments may not fully compensate us for the loss of the drilling contract. Under certain circumstances our contracts may permit customers to terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may have special termination rights by law. Our customers themselves may have contracts from their customers terminated in reliance on similar contractual provisions, putting pressure on our customers to terminate or renegotiate their agreements with us.
During periods of challenging market conditions, we may be subject to an increased risk of our (i) customers choosing not to renew short-term contracts or drill option wells, (ii) customers repudiating contracts or seeking to terminate contracts on grounds including extended force majeure circumstances or on the basis of assertions of non-compliance by us of our contractual obligations, (iii) customers seeking to renegotiate their contracts to reduce the agreed day rates and (iv) cancellation of drilling contracts for convenience (with or without early termination payments). For instance, in spring 2020, the Company received early terminations, suspensions and cancellation of contracts for six rigs. Loss of contracts may have a material adverse effect on our business, financial condition and results of operations.
Prevailing market conditions, including the supply of jack-up rigs worldwide, may affect our ability to obtain favorable contracts for our newbuild jack-up rigs or our jack-up rigs that do not have contracts.

As of April 1, 2022, 112 jack up rigs in the existing worldwide fleet were off contract and a relatively large number of the drilling rigs under construction have not been contracted for future work, including the five jack-up rigs we have on order which have not been delivered. In addition, we currently have five rigs warm stacked which are available for contracting.
We continue to experience competition and over-supply of jack-up rigs which may be exacerbated by the entry of newbuild rigs into the market, many of which are without drilling contracts (including the five rigs we have agreed to purchase). The supply of available uncontracted jack-up rigs has intensified price competition, reducing dayrates as the active fleet worldwide grows. The continuation of the COVID-19 crisis has exacerbated this trend with its impact on rig operations and demand as a result of the impact on the global economy and oil prices. Customers may also opt to contract older rigs in order to reduce costs, which could adversely affect our ability to obtain new drilling contracts due to our newer fleet. For an overview of our fleet, see the section entitled “Item 4.B Business Overview—Our Business—Our Fleet.”
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
The Total Contract Backlog (in $ millions) presented in this annual report is only an estimate and is not the same measure as the acquired contract backlog presented in our Audited Consolidated Financial Statements included herein. Many of our contracts are short-term. As of December 31, 2021, our Total Contract Backlog was approximately $324.8 million, excluding unexercised options, and we have six contracts that expire during 2023 and two contracts that expire during 2024. Actual expiry dates could be earlier or later.

The actual amount of revenues earned and the actual periods during which revenues are earned will be different from our Total Contract Backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. We do not adjust our Total Contract Backlog for expected or unexpected downtime. In addition, some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee or compensation for costs incurred up to termination. Under certain circumstances our contracts may permit customers to terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may have special termination rights by law. If we or our customers are unable to perform under our or their contractual obligations or if customers exercise termination rights, this could lead to results that vary significantly from those contemplated by our Total Contract Backlog.
The continuing global uncertainty caused by COVID-19 crisis has contributed to the uncertainty as to our Total Contract Backlog. This uncertainty and related impact on us may continue.

We may receive cash calls from our Joint Ventures in Mexico in order to fund working capital, capital expenditure outlays or any shortfalls, due to delays in invoices being approved and paid by customers.
We provide five jack-up rigs on bareboat charters to two joint venture companies in Mexico, Perfomex I and Perfomex II, which are owned 51% by us, and provide the jack-up rigs under traditional dayrate drilling and technical service agreements to Opex and Akal. As a 51% shareholder in each of the Joint Ventures, we are obligated to fund any capital shortfall where the boards of Perfomex or Perfomex II make a cash call to the shareholders under the provisions of certain shareholder agreements. If the Joint Ventures do not have sufficient working capital to operate the rigs, due to delays in invoice approval and payments from customers or other reasons, we may have to fund working capital or capital expenditure outlays for the operation of our five jack-up rigs. In particular, OPEX Perforadora S.A. de C.V. ("Opex") and Perforadora Profesional AKAL I, S.A. de C.V. ("Akal"), which were previously 49% owned by us, have experienced delays in invoices being approved and paid by PEMEX, the ultimate customer, which delays had a significant impact on our liquidity at various times in 2020. The situation improved in 2021 with more regular payments, however if Opex or Akal are nonetheless unable to receive payment from PEMEX in a timely fashion going forward, we may be required to fund working capital or capital expenditure outlays to our Joint Ventures as shareholders, or we may not be paid related party revenues, dividends or any other distributions in a timely manner or at all. This could have a significant adverse effect on our operations and liquidity.
We have a relatively limited operating history and have experienced net losses since inception.

We have a limited operating history upon which to base an evaluation of our current business and future prospects. Also, our relatively limited operating history may affect our ability to obtain customer contracts. We are establishing our history as an operator of jack-up rigs and as a result, the revenue and income potential of our business is still developing. We have experienced net losses since inception and this trend may continue. We may not be able to generate significant additional revenues in the future. We will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. We may not be able to successfully address any or all of these risks and uncertainties. Failure to adequately do so may have a material adverse effect on our business, financial condition and results of operations.
In previous years we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We were established in 2016 and have since that time experienced significant expansion. This growth, combined with the loss of historically significant individuals and relationships in the legacy Paragon business, resulted in too few accounting personnel to adequately follow and maintain our accounting processes, and constrained our ability to deploy resources with which to address compliance with internal controls over financial reporting. Subsequently, in the course of preparing and auditing our consolidated financial statements, we and our independent registered public accounting firm respectively identified a material weakness in our internal control over financial reporting as of December 31, 2018, December 31, 2019 and December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified related to lack of a sufficient number of competent financial reporting and accounting personnel to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
To remedy our identified material weakness and other control deficiencies, we took significant measures to successfully remediate the previously identified material weakness by increasing the number of technically qualified accounting personnel to strengthen the financial reporting function and to improve the financial and systems control framework. We have performed testing and concluded that, through this testing, the previously identified material weakness relating to certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our consolidated financial statements has been remediated as of December 31, 2021.
We are continuing to take steps to strengthen our internal control over financial reporting, however, we could determine in the future that we have a material weakness in our internal controls.
We rely on a limited number of customers, and we are exposed to the risk of default or material non-performance by customers.
We have a limited number of customers and potential customers for our services. Mergers among oil and gas exploration and production companies have further reduced the number of available customers, which may increase the ability of potential customers to achieve pricing terms favorable to them as the jack-up drilling market recovers. Our five largest customers, subsidiaries of PTTEP, CNOOC, Perfomex, Petronas and Kistos comprised 64% of our revenue, including related party revenue for the year ended December 31, 2021.

We are subject to the risk of late payment, non-payment or non-performance by our customers. Certain of our customers may be highly leveraged and subject to their own operating and regulatory risks and liquidity risk, and such risks could lead them to seek to cancel, repudiate or seek to renegotiate our drilling contracts or fail to fulfill their commitments to us under those contracts. These risks are heightened in periods of depressed market conditions. If we experience payment delays or non-payments, we may be unable to make scheduled payments which exposes the business to risk of litigation or defaults, including under our Financing Arrangements, which may have a material adverse effect on our business.
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

We are reliant on positive cash flow generation from our Joint Ventures, and we may not receive funds in a timely manner.
Our Mexican Joint Venture businesses operate five of our rigs, which we provide to them on bareboat lease contracts. These rigs are bundled with other services from other providers by the two customers of our Joint Venture businesses (Opex and Akal) and the customers in turn provide Integrated Drilling Services to PEMEX, who is their sole ultimate customer. Within our operating and liquidity assumptions for 2022 and future years, we have made certain assumptions around the profitability, timing and amounts of receipts of cash from the Joint Venture businesses, whether by repayment of loans, payment of the bareboat or proposed distributions to shareholders, if declared. In addition, we had outstanding receivables due from the Joint Venture businesses on our balance sheet of $48.6 million as of December 31, 2021, collection of which is dependent on the customers of our Joint Venture businesses collecting amounts due to them from PEMEX.
The timing of payments made by PEMEX to suppliers, including the two customers of our Joint Venture businesses, has historically often been later than contractual terms and this has impacted our liquidity and continues to do so. Should PEMEX continue to not pay our Joint Venture businesses’ customers in a timely manner, the Joint Venture businesses in turn will continue to not be able settle receivable balances with us in a timely manner which would continue to adversely affect our working capital, and may necessitate seeking additional funding and there is no assurance that we will be able to obtain such funding on reasonable terms or at all.
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
Some long-term drilling contracts may contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted lower during a period when costs of operation rise, which could adversely affect our financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, although our contracts typically contain provisions for either fixed or dayrate compensation during mobilization, these rates may not fully cover our costs of mobilization, and mobilization may be delayed for reasons beyond our control, increasing our costs, without additional compensation from the customer.

We incur expenses, such as preparation costs, relocation costs, operating costs and maintenance costs, which we may not fully recoup from our customers, including where our jack-up rigs incur idle time between assignments.

Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues and are affected by many factors, including inflation. In connection with new contracts or contract extensions, we incur expenses relating to preparation for operations, particularly when a jack-up rig moves to a new geographic location. These expenses may be significant. Expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the jack-up rig is performing and the age and condition of the equipment. In situations where our jack-up rigs incur idle time between assignments, the opportunity to reduce the size of our crews on those jack-up rigs is limited, as the crews will be engaged in preparing the rig for its next contract, which could affect our ability to make reductions in crew costs, provisions, equipment, insurance, maintenance and repairs or shipyard costs.

When a jack-up rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare the jack-up rig for stacking and maintenance in the stacking period. As of December 31, 2021, we had five jack-up rigs that were “warm stacked,” which means the rigs, including our newbuild jack-up rigs which have not yet been activated, are kept ready for redeployment and retain a maintenance crew, not including our jack-up rigs being activated to commence drilling operations as of such date. When idled or stacked, jack-up rigs do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. These expenses may be significant. Should units be idle for a longer period, we may be unable to reduce these expenses. This could have a material adverse effect on our business, financial condition and results of operations.

Inflation may adversely affect our operating results.

Inflationary factors such as increases in the labor costs, material costs and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue, if our dayrates do not increase with these increased costs.
We incur activation and reactivation costs, which we may not fully recoup from our customers.

We have incurred significant costs activating, reactivating and mobilizing our fleet as contracts have been secured. In addition, as of April 1, 2022, we had five rigs warm stacked which are available for contracting. These rigs may require additional activation or reactivation costs before commencing operations, if contracted. In addition, as of April 1, 2022, we had an order with Keppel for five newbuild jack-up rigs, which are currently scheduled for delivery in 2023 which delivery dates have been extended to 2025, subject to conditions (see “Item 5.B. Liquidity and Capital Resources–Our Existing Indebtedness”). In connection with contract commencement of any of our newbuild jack-up rigs, we will incur costs relating to the activation of such newbuild rigs. These costs are significant and historically have been in the range of $11 million to $14 million per newbuild jack-up rig activated and may be higher dependent upon the circumstances of the rig activation. Costs vary based on the scope and length of such required preparations and fluctuate depending upon the type of activity that the rig is intended to perform.

In addition, construction of our newbuild jack-up rigs is subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, the failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, the inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, and work stoppages and other labor disputes. Risks include adverse weather conditions or any other events such as yard closures due to epidemics or pandemics, terrorist acts, war, piracy or civil unrest (which may or may not qualify as force majeure events in the relevant contract). Significant cost overruns or delays could have a material adverse effect on our business, financial condition and results of operations. Additionally, failure to deliver a newbuild rig on time may result in the delay of revenue from that rig. Newbuild jack-up rigs may also experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime or the cancellation or termination of drilling contracts, which could have a material adverse effect on our business, financial condition and results of operations.
The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry recovers.
Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. In some regions, the limited availability of qualified personnel in combination with local regulations focusing on crew composition are expected to further impact the supply of qualified offshore drilling crews. In addition, during industry down-cycles, such as the extended downturn experienced over the past few years, qualified personnel may elect to seek alternative employment and may not return to the offshore drilling industry immediately during periods of recovery, if at all, which may have the effect of further reducing the supply of qualified personnel.
Personnel salaries across the jack-up drilling market are affected by the cyclical nature of the offshore drilling industry, particularly during industry down-cycles. As the jack-up drilling market recovers, the tightness of labor supply within the industry has caused upward pressure on wages and make it more difficult or costly for us to staff and service our rigs. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents. Such developments could have a material adverse effect on our business, financial condition and results of operations.
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

The travel and other restrictions implemented in response to the COVID-19 pandemic have made it difficult, and may continue to make it difficult, to transport personnel to our rigs which has impacted operations and we expect to continue to experience such disruptions as long as this pandemic continues. It is difficult to predict whether certain countries will continue to operate ‘closed border’ policies, enable foreign employees to continue to travel or to prioritize the offshore sector as and when COVID-19 related restrictions begin to be relaxed. In addition, it is difficult to know when COVID-19 related restrictions may be relaxed or re-implemented in any given territory where we operate. Furthermore, the unexpected loss of members of management, qualified personnel or a significant number of employees due to disease, including COVID-19, disability or death, could have a material adverse effect on us.

We have established, and may from time to time be a party to certain joint venture or other contractual arrangements with partners that introduce additional risks to our business.

We have established, and may again in the future establish, relationships with partners, whether through the formation of joint ventures with local participation or through other contractual arrangements. For example, in Mexico, our operations have been structured through the Joint Venture structures with our local partner in Mexico, CME, to provide rigs to two customers (Opex and Akal) providing integrated well services to PEMEX, pursuant to two contracts (“PEMEX Contracts”). We commenced operations under the first PEMEX Contract in August 2019 and under the second contract in March 2020.

We believe that opportunities involving partners may arise from time to time and we may enter into such arrangements. We may not realize the expected benefits of any such arrangements and such arrangements may introduce additional risks to our business.

In order to establish or preserve our relationship with our partners, we may agree to risks and contributions of resources that are proportionately greater than the returns we could receive, which could reduce our income and return on our investment in such arrangements. In certain joint ventures or other contractual relationships with our partners, we may transfer certain ownership stakes in one or more of our rig-owning subsidiaries and/or accept having less control over decisions made in the ordinary course of business. In certain arrangements with our local partners we may also guarantee the performance of their obligations under the relevant contract and we may not be able to enforce any contractual indemnifications we obtain from such parties. Any reduction in our ownership of our rig-owning subsidiaries and/or control over decisions made in the ordinary course of business could significantly reduce our income and return on our investment in such arrangements.

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

In order to provide drilling services to our customers, we rely on subcontractors to perform certain services. We may be liable to our customers in the event of non-performance by any such subcontractor. We cannot ensure that our back-to-back arrangements with our subcontractors, contractual indemnities or insurance arrangements will provide adequate protection for the risks we face. To the extent that there is any back-to-back arrangement, contractual indemnity and/or receipt of evidence of insurance from a subcontractor, there can be no assurance that our subcontractors will be in a financial position to honor such arrangements in the event a claim is made against us by a customer and we seek to pass on the related damages to the subcontractor. In addition, under the laws of certain jurisdictions, there may be circumstances in which such indemnities are not enforceable. The foregoing could result in us having to assume liabilities in excess of those agreed in our contracts, which may have a material adverse effect on our business, financial condition and results of operations.

Outbreaks or continuance of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto have and could further adversely affect our business.

Public health threats, pandemics and epidemics, such as the COVID-19 pandemic and its continuance, including new variants thereof, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

During the COVID-19 pandemic we have faced operational disruptions, including delays, unavailability of normal infrastructure and services which cause limited access to, or movement of equipment, critical goods, and personnel; and we continue to face these disruptions although, with a lesser degree than in the previous two years. Movement of rigs between countries has been impacted by border closures and reduced availability of customs officials. Our crews work on a rotation basis, with a substantial portion relying on international air transport for rotation. Disruptions due to quarantine following positive testing on our rigs have impacted the cost of rotating crews and the ability to maintain a full crew on all rigs at a given time. Global disruptions in the supply chain and industrial production and inflationary pressures, including expected interest rate rises, may have a negative impact on our ability to secure necessary supplies for our rigs and services, among other potential consequences attendant to epidemic and pandemic diseases.

We have also been impacted by the measures that government and companies around the world took, and may continue to take to minimize the impact of COVID-19, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, have had and may continue to have an adverse impact on global economic conditions, which has significantly impacted global economic activity and the price of oil. As our business depends to a significant extent on customers’ expectations in respect of the price of oil, the impact of this crisis significantly impacted demand from customers in 2020, and could continue to also negatively impact our business, financial condition and cash flows as well as our liquidity and ability to comply with loan facility covenants.

We also face risks in connection with the impact of the COVID-19 pandemic and related restrictions on our on-shore staff. For example, increased reliance on remote working has increased and may continue to increase the likelihood of cyber security attacks.
The extent of the continued impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. The COVID-19 pandemic has had and may continue to have, an adverse impact on, our business including our ability to keep all rigs operational at all times, if the virus worsens. While many of the restrictions and measures initially implemented during 2020 due to the COVID-19 pandemic have since been softened or event lifted in varying degrees in different locations around the world, and the distribution of COVID-19 vaccines during 2021 aided to initiate an economic recovery from such pandemic, the uncertainty regarding new potential virus variants and the success of any these vaccines may in the future adversely affect global economic activity or prompt the re-imposition of certain restrictions and measures. Furthermore, even if not required by governmental authorities, increases in COVID-19 cases and the emergence of new variants, may result in significantly reduced economic activity, particularly in affected areas, which could result in a sharp reduction in the demand for oil and a decline in oil prices as occurred during 2020.

Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Public health threats, such as COVID-19, Ebola, influenza, SARS, the Zika virus and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our business and financial results. We have experienced and continue to experience disruption in crewing our rigs as a result of the COVID-19 pandemic which has impacted our rig operations, although to a lesser extent in the last months. Such disruptions could have a material impact on our business, and such impact is expected to continue as long as the outbreak impacts the global economy.

Also, oil demand during 2020 and 2021 was substantially less than demand in 2019 as a result of the virus and corresponding measures taken around the world to mitigate its spread. Though demand began to increase during the latter part of 2021, a worsening of the impact of the virus could result in an increase in mitigation efforts and a reduction in demand for oil and gas and our services and products.

Given the dynamic nature of those events, we cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist or any changes in their severity, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery.

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

With respect to certain items, such as blow-out preventers and drilling packages, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. We maintain limited inventory of certain items, such as spare parts, and sourcing such items may involve long-lead times (six months or longer). Standardization across our fleet assists with our inventory management, however the inability to obtain certain items may be exacerbated if such items are required on multiple jack-up rigs simultaneously. Furthermore, our suppliers may experience disruptions and delays in light of the COVID-19 pandemic, which could result in delays in receipt of supplies and services and/or force majeure notices.

If we are unable to source certain items from the original equipment manufacturer for any reason, including as a result of disruptions experienced by our suppliers as a result of the restrictions imposed in many countries in response to the COVID-19 pandemic, or if our inventory is rendered unusable by the original equipment manufacturer due to safety concerns, resulting delays could have a material adverse effect on our results of operations and result in rig downtime and delays in the repair and maintenance of our jack-up rigs. In addition, we may be unable to activate our jack-up rigs in response to market opportunities.

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

Our jack-up rigs are built and maintained in accordance with the rules of a classification society, currently being ABS. The class status varies depending on a jack-up rig’s status (stacked or in operation). Operational rigs are certified by the relevant classification society as being in compliance with the mandatory requirements of the relevant national authorities in the countries in which our jack-up rigs are flagged and other applicable international rules and regulations. If any jack-up rig does not maintain the appropriate class certificates for its present status (stacked or in operation), fails any periodic survey or special survey and/or fails to comply with mandatory requirements of the relevant national authorities of its flag state, the jack-up rig may be unable to carry on operations and, depending on its status (stacked or in operation), may not be insured or insurable. Any such inability to carry on operations or be employed could have a material adverse effect on our business, financial condition and results of operations.

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

Our only material assets are our interests in our subsidiaries. We conduct our operations through, and all of our assets are owned by, our subsidiaries and our operating revenues and cash flows are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of liquidity that we use to meet our obligations. Contractual provisions and/or local laws, as well as our subsidiaries’ financial condition, operating requirements and debt requirements, may limit our ability to obtain cash from subsidiaries that we require to pay our expenses or otherwise meet our obligations when due. Applicable tax laws may also subject such payments to us by subsidiaries to further taxation.

If we are unable to transfer cash from our subsidiaries, then even if we have sufficient resources on a consolidated basis to meet our obligations when due, we may not be permitted to make the necessary transfers from our subsidiaries to meet our debt and other obligations when due. The terms of certain of our Financing Arrangements, which are described under “Item 5. Operating and Financial Review and Prospects—Our Existing Indebtedness,” also limit certain intragroup cash transfers and require us to maintain reserves of cash that could inhibit our ability to meet our debt and other obligations when due.

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

Our business could be materially and adversely affected by severe or unseasonable weather where we have operations.

Our business could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico and the North Sea. Many experts believe global climate change could increase the frequency and severity of extreme weather conditions. Repercussions of severe or unseasonable weather conditions may include:

•evacuation of personnel and curtailment of services;

•weather-related damage to offshore drilling rigs resulting in suspension of operations;

•weather-related damage to our facilities and project work sites;

•inability to deliver materials to jobsites in accordance with contract schedules;

•decreases in demand for oil and natural gas during unseasonably warm winters; and

•loss of productivity.

In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge and hurricane-strength winds may damage our jack-up rigs. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flows.

Our information technology systems are subject to cybersecurity risks and threats.

We depend on digital technologies to conduct our offshore and onshore operations, to collect payments from customers and to pay vendors and employees. Additionally, since the beginning of the COVID-19 pandemic, certain of our offices have been closed, and a large proportion of our onshore employee base have either been required to or encouraged to work remotely a substantial majority of their time which has made us more dependent on digital technology to run our business.

Our data protection measures and measures taken by our customers and vendors may not prevent unauthorized access of information technology systems, and when such unauthorized access occurs, we, our customer or vendors may not detect the incident in time to prevent harm or damage. Threats to our information technology systems and the systems of our customers and vendors, associated with cybersecurity risks or attacks continue to grow. Such threats may derive from human error, fraud or malice or may be the result of accidental technological failure. Our drilling operations or other business operations could also be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. In addition, breaches to our systems and systems of our customers and vendors could go unnoticed for some period of time. A breach could also originate from, or compromise, our customers’ and vendors’ or other third-party networks outside of our control. A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both US and non-US. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and financial results.

Remote working increases the risk of cyber security issues. We have been subject to cyberattacks. For example, we have been targeted by parties using fraudulent “spoof” and “phishing” emails and other means to misappropriate information or to introduce viruses or other malware through “trojan horse” programs to our computers. In response to these attacks and to prevent future attacks, we have engaged, and may in the future engage, third party vendors to review and supplement our defensive measures and assist us in our effort to eliminate, detect, prevent, remediate, mitigate or alleviate cyber or other security problems, although such measures may not be effective.

Given the increasing sophistication and evolving nature of the above mentioned threats, we cannot rule out the possibility of them occurring in the future and there can be no assurance that our defensive measures will be adequate to prevent them in the future. The costs to us to detect, prevent, remediate, mitigate or alleviate cyber or other security problems, viruses, worms, malicious software programs, phishing schemes and security vulnerabilities could be significant and our efforts to address these problems may not be successful. We continue to face the risk of cybersecurity attacks or breaches which could have a material impact on us and could have a material impact on our business or operations.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are from time to time involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury and employment-dispute litigation, environmental and climate change litigation, contractual litigation with customers, subcontractors and/or suppliers, intellectual property litigation, litigation regarding historical liabilities of acquired companies, tax or securities litigation and maritime lawsuits, including the possible arrest of our jack-up rigs. Risks associated with litigation include potential negative outcomes, the costs associated with asserting our claims or defending against such litigation, and the diversion of management’s attention to these matters. Accordingly, current and future litigation and the outcome of such litigation could adversely affect our business, financial condition and results of operations.

We may be subject to claims related to Paragon and the financial restructuring of its predecessor.

Paragon Offshore Limited (“Paragon”) was incorporated on July 18, 2017 as part of the financial restructuring of its predecessor, Paragon Offshore plc, which commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code on February 14, 2016.
We believe that substantially all of the material claims against Paragon Offshore plc that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 proceedings and have been or will be resolved in accordance with the plan of reorganization and the order of the Bankruptcy Court confirming such plan. If, however, we are subject to claims that are attributable to Paragon Offshore plc, or any of its subsidiary undertakings, including in accordance with certain litigation arrangements in place prior to the acquisition of Paragon, our business, financial condition and results of operations could be adversely affected.
RISK FACTORS RELATED TO OUR FINANCING ARRANGEMENTS
We have significant debt maturities in the coming years and our agreement to extend the maturity of approximately $1 billion of debt with shipyards from 2023 to 2025 is conditional upon reaching a similar agreement to extend maturities under our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds by June 30, 2022.

All of our debt, totaling $1,862.5 million in principal amount, matures in 2023. We have reached an agreement with our shipyard creditors with whom we have $1,012.5 million principal amount of debt, to extend the maturity dates from 2023 to 2025 and to extend delivery dates for our rigs by 2 years and amend other payment and other provisions under those financing arrangements. We have entered into agreements in principle for these arrangements with the yard creditors but have not yet entered into the full documentation for these amendments. The arrangements with the yards, including the agreement to extend maturity dates to 2025, are conditional upon us amending or refinancing our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds to mature no earlier than 2025. We are in discussions with creditors under these Financing Arrangements, with a view to agreeing such an extension but we have not reached any agreement. If we fail to agree maturity extensions with these creditors, the maturity date of our shipyard financings and rig delivery dates will revert to 2023 and certain payments we made to the shipyards in connection with these agreements in principle will not be repaid to us. This would require us to refinance this debt or agree extensions with our creditors. We do not have cash resources to pay this debt so if we are unable to refinance or extend this debt, we would be unable to make the required payments in 2023, which could result in enforcement by creditors and insolvency for us. In addition, we do not have financing in place for one of the newbuild rigs which we are schedule to take delivery of in 2023, therefore if the delivery dates revert from 2025 back to 2023, we would need to obtain financing for this rig.

There are also risks associated with us reaching a deal with the lenders under the Syndicated Facility, New Bridge Facility, Hayfin Facility and holders of our Convertible Bonds. Any such transaction could involve conversion, refinancing at higher interest rates, debt to equity conversion, partial repayment from cash reserve or new equity offerings which could dilute shareholders or other provisions which would be detrimental to shareholders.
Future cash flows may be insufficient to meet obligations under the terms of our Financing Arrangements.

As of December 31, 2021, we had $ 1,862.5 million in principal amount of debt outstanding (including current portion but excluding back-end fees), representing 60.5% of our assets. As of December 31, 2021, our principal debt instruments included the following:

•$272.7 million drawn on our Syndicated Facility (which excludes utilization under the $70 million tranche for guarantees);

•$30.3 million drawn on our New Bridge Facility;

•$197.0 million drawn on our Hayfin Facility;

•$1,012.5 million outstanding to shipyards under delivery financing arrangements; and

•$350.0 million outstanding under our convertible bonds.

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

Our delivery financing arrangements are secured by the relevant rigs that are financed, being twelve rigs as of December 31, 2021. In relation to nine of our delivered PPL rigs, the respective rig owners’ financial obligations are cross-guaranteed and cross-collateralized. In relation to three of our delivered Keppel rigs, secured financing is in place. We have committed delivery financing in relation to four of our undelivered rigs and one undelivered rig does not have delivery finance arrangements.

Our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds mature in 2023. In December 2021, we agreed with our shipyard creditors to amend maturity dates of our existing shipyard financing to 2025 and to extend delivery dates for the five newbuild rigs to 2025, however, this extension is subject to the condition that by June 30, 2022, we refinance the maturity dates of our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds to no earlier than 2025. As part of the amendments agreed with the shipyards, certain payment obligations for accrued interest fall due throughout 2022 and in the first quarter of 2023 and obligations to make payments to purchase the undelivered rigs from Keppel fall due in May 2025 (“Tivar”), July 2025 (“Vale”), September 2025 (“Var”), October 2025 (“Huldra”) and December 2025 (“Heidrun”). Please see - “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.”

These obligations will require significant cash payments, or we will need to refinance such debt. Our future cash flows may be insufficient to meet all of these debt obligations and contractual commitments and we do not expect to have sufficient cash to repay all of these facilities at their currently scheduled due dates and expect we will need to refinance at least some of these facilities, and if we are unable to repay or refinance our debt and make other debt service payments as they fall due, we would face defaults under such debt instruments which could result in cross-defaults under other debt instruments.

Our ability to fund planned expenditures and amortization payments related to our delivery financing arrangements, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control.

We expect that a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on our debt, and consequently will not be available for other purposes. If we are unable to repay our indebtedness as it becomes due at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings—however, covenants in certain of our credit facilities limit our ability to take some of these actions without consent. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, a default could occur under certain or all of our Financing Arrangements. If we are able to refinance our debt or raise new debt or equity financing, such financing might not be on favorable terms. For the substantial doubt over our ability to continue as a going concern, please refer to Note 1 - General of our Audited Consolidated Financial Statements included herein.

If we fail to make a payment when due under our newbuilding contracts, fail to take delivery of our newbuild jack-up rigs in accordance with the relevant contract terms or otherwise breach the terms of any of our newbuilding contracts we could lose all or a portion of the pre-delivery installments paid to Keppel, which as of December 31, 2021, amounted to $190.2 million, and we could be liable for penalties and damages under such contracts in which case our business, financial condition and results of operations could be adversely affected.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

We are largely dependent on cash generated by our operations, cash on hand, borrowings under our Financing Arrangements and potential issuances of equity or long-term debt to cover our operating expenses, service our indebtedness and fund our other liquidity needs. The level of cash available to us depends on numerous factors, including the dayrates we are paid by our customers, the price of oil, current global economic conditions, demand for our services, the level of utilization of our drilling rigs, our ability to control and reduce costs, our access to capital markets and amounts available to us under our Financing Arrangements and amounts received from our JVs. One or more of such factors could be negatively impacted and our sources of liquidity could be insufficient to fund our operations and service our obligations such that we may require capital in excess of the amount available from those sources. Our access to funding sources in amounts adequate to finance our operations and planned capital expenditures and repay our indebtedness on terms that are acceptable could be impaired by factors such as negative views and expectations about us, the oil and gas industry or the economy in general and disruptions in the financial markets.

Our financial flexibility will be severely constrained if we experience a significant decrease in cash generated from our operations or are unable to maintain our access to or secure new sources of financing. If additional financing sources are unavailable, or not available on reasonable terms, our financial condition, results of operations, growth and future prospects could be materially adversely affected, and we may be unable to continue as a going concern. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings under Financing Arrangements and debt financings and new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs. For the substantial doubt over our ability to continue as a going concern, please refer to Note 1 - General of our Audited Consolidated Financial Statements included herein.

We currently have limited cash resources and we have limited incremental facilities and limited or no ability to draw on any incremental credit facilities without lender consent. We are also subject to minimum liquidity covenants. (Please see “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.” for further details of the agreed terms and conditions precedent to their effectiveness). We have significant debt maturities in 2023 which will require us to raise additional financing and/or extend maturities due in 2023.

As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, may not be successful in doing so.

Our cash flow needs, both in the short-term and long-term, include:

•normal recurring operating expenses;

•planned and discretionary capital expenditures; and

•repayment of debt and interest.

We have incurred significant losses since inception and are dependent on additional financing in order to fund continued losses expected in the next 12 months and to meet our existing capital expenditure commitments and further execute on our planned capital expenditure program. The negative cash effects as a result of any potential future contract terminations may further extend the existing need for additional financing.

We currently have limited cash resources and we have limited or no ability to draw on credit facilities without lender consent. We have significant debt maturities and capital commitments in 2023. We have agreed with shipyard creditors to extend the maturity date of the loans due to them to 2025, subject to the condition that we extend maturities of our other secured debt and Convertible Bonds until at least 2025. These maturities will require us to raise additional financing and/or extend maturities.

We may seek to raise additional capital in a number of ways, including accessing capital markets, obtaining additional lines of credit or disposing of assets. We may also issue additional securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders. However, we can provide no assurance that any of these options will be available to us on acceptable terms, or at all. Current capital market conditions as well as industry conditions and our debt levels could make it very difficult or impossible to raise capital until conditions improve. The current military action in the Ukraine and sanctions implemented in response to that, in addition to the related global tensions, have impacted capital markets and this impact may continue.

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

Certain of our Financing Arrangements impose operating and financial restrictions on us. These restrictions may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions and may otherwise prohibit or limit our ability to undertake certain business activities without consent of the lending banks. In addition, the restrictions contained in certain of our Financing Arrangements and future financing arrangements could impact our ability to withstand current or future economic or industry downturns, compete with others in our industry for strategic opportunities or operationally (to the extent our competitors are subject to less onerous restrictions) and may also limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. These restrictions include (i) paying dividends and repurchasing our Shares, (ii) changing the general nature of our business, (iii) making financial investments, (iv) entering into certain secured capital markets indebtedness. Furthermore, a change of control event occurs if Mr. Tor Olav Trøim ceases to serve on our Board or Mr. Tor Olav Trøim ceases to maintain ownership of at least three million shares (subject to adjustment for certain transactions).

The terms of certain of our Financing Arrangements require us to maintain specified financial ratios and to satisfy financial covenants. In June 2020 we obtained waivers from compliance with certain covenants and consents to defer certain interest payments, and we ultimately reached agreement with our secured creditors to defer certain payments and to amend financial covenants. Through the 2021 Amendments we have agreed similar amendments to our Financing Arrangements and in particular, the amendment of our minimum equity covenant in our Syndicated Facility and New Bridge Facility, which was originally going to increase in January 2022, is subject to completing the December 2021 agreement with the shipyard creditors by June 30, 2022, pursuant to which it was agreed to extend the maturity dates from 2023 to 2025 and to extend delivery dates for our rigs by two years, subject to conditions. (Please see “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness”) for further details of the agreed terms and conditions precedent to their effectiveness). We may not be able to obtain our lenders’ consent to waive or amend covenants that are beneficial for our business, which may impact our performance. Moreover, in connection with any future waivers or amendments to our Financing Arrangements that we may obtain, our lenders may modify the terms of our Financing Arrangements or impose additional operating and financial restrictions on us. If we are unable to comply with any of the covenants in our current or future debt agreements, and we are unable to obtain a waiver or amendment from our lenders, a default could occur under the terms of those agreements.

In addition, our Hayfin Facility agreement contains a requirement that we maintain minimum cash collateral equal to three months interest on the facility when the jack-up rigs providing security thereunder are not actively operating under an approved drilling contract (as defined in the Hayfin Facility agreement). In addition, if there is a change of circumstances that the lenders under certain of our Financing Arrangements believe has had, or is reasonably likely to have, a material adverse effect on our business, our ability to comply with our obligations under our Financing Arrangements and/or the security we have provided for our obligations, the lenders may have the right to declare a default.

The lenders under certain of our Financing Arrangements may also require replacement or additional security if the fair market value of the jack-up rigs over which security is provided is insufficient to meet the market value-to-loan covenant in our various agreements. In addition, PPL also have a requirement that the Company should provide additional security if the average value of any rigs financed under the PPL arrangement falls below $70 million in 2021, $75 million in 2022 or $80 million thereafter. Any impairment charges to our jack-up rigs or other investments and assets could adversely impact our ability to comply with the financial ratios and tests in certain of our Financing Arrangements. Our Financing Arrangements also contain events of default which include non-payment, cross default, breach of covenants, insolvency and changes that have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform obligations under any of such agreements or related security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders under our Financing Arrangements may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. Additionally, the Syndicated Facility and New Bridge Facility agreements contain a “Most Favored Nation” clause whereby the lenders thereunder have a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements.

We may not be able to obtain our lenders’ consent to waive or amend covenants that are beneficial for our business, which may impact our performance. Moreover, in connection with any future waivers or amendments to our Financing Arrangements that we may obtain, the terms of our Financing Arrangements may be modified to impose additional operating and financial restrictions on us. If we are unable to comply with any of the covenants in our current or future debt agreements, and we are unable to obtain a waiver or amendment from our lenders, a default could occur under the terms of those agreements.

If there is a default under our Financing Arrangements, this would enable the lenders thereunder to terminate their commitments to lend and accelerate the loan and declare all amounts borrowed due and payable or require the unwinding of certain guarantees provided under our Syndicated Facility. Our Financing Arrangements contain cross-default provisions, meaning that if we are in default under any of our Financing Arrangements, this would result in a cross-default under our other Financing Arrangements and shipyard loans as well as our convertible bonds, and enable such creditors to declare all amounts payable (i.e. “accelerate”) thereunder. We do not have funds to pay amounts outstanding under such debt instruments if amounts outstanding thereunder are accelerated. This could result in us seeking protection under bankruptcy laws or making an insolvency filing.

Our Financing Arrangements allow our secured creditors, under certain conditions, to purchase our rigs at or near the outstanding balance of debt, or to cancel planned newbuilding contracts thereby reducing our premium fleet.

As a result of the 2021 Amendments (Please see “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.”), our secured lenders have purchase options on one of our rigs, the ‘Thor’, if we do not activate the rig for work before the end of April 2022, with a right for us to repay/refinance the loan and retain the rig within a certain time period. In addition, our shipyard rig provider PPL has the right to repurchase one rig, the ‘Gyme’, if the rig is not activated, and which is currently not activated. Exercise of those purchase options would lead to an impairment of the book value of those rigs. In addition, Keppel have the right to terminate our five newbuilding contracts with no refund of deposits, or other compensation, if it receives an offer from a third party, unless Borr purchases the rigs at the offer price within a certain time period. PPL has been granted a purchase option in respect of the “Gyme” for the price of the outstanding secured debt on the relevant rig, with the right for the company to repay/refinance the loan and retain the rig within a certain time period. It is difficult to predict if and when any of these options will be exercised, and whether we would seek (or be able to raise) alternate financing at that time in order to retain the relevant rigs and newbuilding contracts.

We may require additional working capital or capital expenditures, other than our Financing Arrangements, from time to time and we may not be able to arrange the required or desired financing.

We may need to borrow from time to time to fund working capital and capital expenditures, such as activation, reactivation and mobilization costs and/or to fund the issuance of guarantees required for temporary import of rigs, customs bonds, performance guarantees or other needs, subject to compliance with the covenants in certain of our Financing Arrangements. However, our business is capital intensive and to the extent we do not generate sufficient cash from operations and to the extent we are unable to draw under our credit facilities, we may need to raise additional funds through public or private debt or equity offerings or through bank, shipyard or other financing arrangements to fund our capital expenditures, and in industry down cycles, our operating expenses. We may not be able to raise additional indebtedness as this is dependent on numerous factors as set out below. Any additional indebtedness which we are able to raise may include additional revolving credit facilities, term loans, bonds, refinancing of our Financing Arrangements or other forms of indebtedness. We may also issue additional Shares or other securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders.

Our ability to incur additional indebtedness or refinance our current Financing Arrangements will depend on a number of factors, including the general condition of the lending markets and capital markets, credit availability from banks and other financial institutions, investors' confidence in us, and our financial position at such time, including our financial performance, cash flow generation and the financial performance of our subsidiaries, level of indebtedness and compliance with covenants in debt agreements, tax and securities laws that may impact raising capital, among others. Any additional indebtedness or refinancing of our Financing Arrangements may result in higher interest rates or further encumbrances on our jack-up rigs and may require us to comply with more onerous covenants, which could further restrict our business operations. Increases in interest rates will increase interest costs on our variable interest rate debt instruments, which would reduce our cash flows. If we are not able to maintain a level of cash flows sufficient to operate our business in the ordinary course according to our business plan and are unable to incur additional indebtedness or refinance our Financing Arrangements, our business, financial condition and results of operations may be adversely affected.

We face risks in connection with delivery financing arrangements in place with Keppel

We have an order book with Keppel for five newbuild jack-up rigs as of December 31, 2021, and we have corresponding delivery financing facilities with Keppel for four of these rigs in the amount of $415.3 million in respect of certain newbuild jack-up rigs that were originally to be delivered by Keppel no later than the end of 2020. Such delivery dates were subsequently scheduled to be delivered in 2023 and Keppel has agreed terms to further amend delivery dates to 2025, subject to conditions including the condition that the maturity dates of our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds are refinanced to no earlier than 2025. Accordingly, as new rigs are delivered, our indebtedness will increase, as will our debt service payments, and we will be required to comply with the covenants in such facilities. We have not secured financing for "Tivar". In addition, pursuant to the 2021 Amendments, Keppel may cancel these newbuilding contracts at any time prior to delivery, if they receive a bona fide offer from a third party. We have a right to match any offer they receive to continue with the newbuilding contracts, but this will accelerate payments due from us to Keppel.

We have been provided with refund guarantees and/or parent company guarantees as security for Keppel’s obligation to refund predelivery installment payments in the event of a default by Keppel. Such guarantees entitle us to a refund under the relevant construction contract. If we are not able to secure financing for "Tivar" and /or Keppel is unable to honor its obligations to us, including the obligation to refund installment payments under certain circumstances or provide the underlying financing for our delivery financing arrangements, and we are not able to borrow additional funds, raise other capital and available current cash on hand is not sufficient to pay the remaining installments related to our contracted commitments for our newbuild jack-up rigs, we may not be able to acquire these jack-up rigs and/or may be subject to lengthy arbitral or court proceedings, any of which may have a material adverse effect on our business, financial condition and results of operations.

We are also required to meet conditions to draw the loans to be provided under these delivery financing facilities, including giving customary representations and confirmation at the time of borrowing, and if we are unable to meet such conditions we would need to obtain alternative financing. We believe it would be very challenging to obtain alternative financing at this time, therefore a failure to meet draw conditions could result in a breach of contract to acquire the rig, and loss of deposit which could impact other financing arrangements.

An economic downturn could have an adverse effect on our ability to access the capital markets.

Negative developments in worldwide financial and economic conditions could impact our ability to access the lending and capital markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions could in the future impact lenders' willingness to provide credit facilities to us, or our customers, causing them to fail to meet their obligations to us. The current military action in the Ukraine and sanctions implemented in response as well as the related global tensions, have impacted capital markets and lending markets. This impact may continue, which could impact our ability to refinance our significant indebtedness which falls due in the coming years.

A renewed period of adverse development in the outlook for the financial stability of European, Middle Eastern or other countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our business, financial condition and results of operations. Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our ability to access the capital markets. In addition, turmoil and hostilities in various geographic areas and countries around the world add to the overall risk picture.

Our Hayfin Facility, the New Bridge Facility and our Syndicated Facility are provided jointly by European banking and financing institutions and investment funds. In addition, a substantial portion of our long-term debt, our delivery financing arrangements, is provided by Keppel and PPL, Singaporean companies that may be highly leveraged, are not capitalized in the same manner as a financial institution and that are subject to their own operating, liquidity or regulatory risks. These risks could lead Keppel to seek to cancel, repudiate or renegotiate our construction contracts or fail to fulfill or challenge their commitments to us under those contracts, including the obligation to refund installment payments. The risks of liquidity concerns are heightened in periods of depressed market conditions. If economic conditions in European or American markets preclude or limit financing from European and/or American banking institutions, or if financial conditions in the Republic of Singapore impair the ability of Keppel or PPL to honor their obligations to us, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe or the United States remain favorable for lending. If our ability to access the debt or capital markets is affected by general economic conditions and contingencies and uncertainties that are beyond our control, there may be a material adverse effect on our business and financial condition.

The COVID-19 pandemic and its impact on the global economy has had a significant adverse impact on the global economy and capital and lending markets, which has and may continue to subject us to the risks and impacts described above.

Interest rate fluctuations could affect our earnings and cash flow and the uncertainty relating to the LIBOR calculation process and phase out of LIBOR in the future may adversely affect the value of any outstanding debt instruments.

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

Moreover, on March 5, 2021, the ICE Benchmark Administration and the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, for all non-USD LIBOR settings and one-week and two-month USD-LIBOR settings and immediately after June 30, 2023, in the case of remaining US dollar settings, such as the overnight, one-month, three-month, six-month and 12-month USD-LIBOR settings (the “LIBOR Announcement”). Accordingly, the FCA has stated that is does not intend to persuade or compel banks to submit to LIBOR after such respective dates. Until such time, however, FCA panel banks have agreed to continue to support LIBOR.

As a result of the phase out of LIBOR, we may have to renegotiate certain of our LIBOR-based debt and derivative instruments to reflect the phase out of LIBOR and substitute for other replacement benchmarks.

Given the inherent differences between LIBOR and any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. At this time, it is not possible to predict the effect that these developments, discontinuance of LIBOR, modification or other reforms to any other reference rate, or the establishment of alternative reference rates may have, or other benchmarks. Furthermore, the shift to alternative reference rates or other reforms is complex and could cause the payments calculated for the LIBOR-based debt and derivative instruments to be materially different than expected, which could have a material adverse effect on our business, financial condition and results of operation. As of December 31, 2021, the total principal amount of debt referenced to LIBOR was $1,512.5 million.

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

Notably, with respect to jack-up drilling contracts in the North Sea, revenues may be received, and salaries generally paid, in Euros or Pounds. In addition, we may receive revenue or incur expenses in other currencies, including the Malaysian ringgit, Mexican Pesos, Thai Baht and more recently currencies of West African Countries (CEMAC). Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. Moreover, we may experience adverse tax consequences attributable to currency fluctuations. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital. As we earn revenues and incur expenses in currencies other than our reporting currency, there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.
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

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export, and in-country transfer of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from the failure to comply with existing legal and regulatory regimes. Delays or denials of shipments of parts and equipment that we need could cause unscheduled operational downtime. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

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

As a limited by shares incorporated under the laws of Bermuda with subsidiaries in certain offshore jurisdictions, our operations are subject to economic substance requirements.

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

As an emerging growth company, we are not currently subject to the requirement of auditor attestation of internal controls and certain disclosure requirements.

We qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which exempts us from including the filing of an auditor’s attestation report regarding the effectiveness of our internal controls on financial reporting until we are no longer an emerging growth company, or we become a large accelerated filer and have and intend to continue to take advantage of this exemption. By relying on this exemption, investors will not have the benefit of an auditor attestation report on our internal controls, which could impact investor confidence and ultimately investors' ability to evaluate the effectiveness of our internal controls and to identify deficiencies and weaknesses. As an emerging growth company we are also exempt from certain other disclosure requirements applicable to other SEC reporting companies such as the requirement for our auditor to disclosure critical audit matters in its audit report, and therefore investors will not benefit from such disclosures as they would if we were not an emerging growth company.

We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our business is subject to international, national and local, environmental and safety laws and regulations, treaties and conventions in force from time to time including:

•the United Nation’s International Maritime Organization, or the “IMO,” International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or “MARPOL,” including the designation of Emission Control Areas, or “ECAs” thereunder;

•the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, or the “CLC”;

•the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”;

•the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, or “SOLAS”;

•the IMO International Convention on Load Lines, 1966, as from time to time amended;

•the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”;

•the Code for the Construction and Equipment of Mobile Offshore Drilling Units, 2009, or the “MODU Code 2009”;

•the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal, or the “Basel Convention”;

•the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, or the “Hong Kong Convention”; and

•certain regulations of the European Union, including Regulation (EC) No 1013/2006 on Shipments of Waste and Regulation (E.U.) No 1257/2013 on Ship Recycling.

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

International contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

•the equipping and operation of drilling rigs;

•exchange rates or exchange controls;

•oil and gas exploration and development;

•the taxation of earnings;

•the ability to receive drilling contract revenue outside the country of operation;

•the ability to move income or capital;

•the environment and climate change;

•the taxation of the earnings of expatriate personnel; and

•the use and compensation of local employees and suppliers by foreign contractors.

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

We conduct our operations through various subsidiaries and branches in countries around the world. Our operations are subject to tax laws, regulations and treaties which are highly complex, subject to interpretation, frequent changes and have generally become more stringent over time. Consequently, there is substantial uncertainty with respect to tax laws, regulations, treaties and the interpretation and enforcement thereof. Tax directives issued by the EU and the base erosion and profit shifting project established by the Organization for Economic Co-operation and Development (OECD) which generally targeted profits earned in low tax jurisdictions or transactions between affiliates where payments are made from jurisdictions with high tax rates to jurisdictions with lower tax rates, called for member states to take action against base erosion and profit shifting. In response to the OECD recommendations, various countries where we operate have recently introduced changes to their tax laws and it is possible that further changes will be made in the future which may be applied retroactively. This may have an adverse effect on our financial position and cash flows.

Effective from January 1, 2020, Mexico enacted a tax reform which has the potential to materially increase our tax expense. We are continuing to assess and keep track of the implications of this reform. Taxing authorities around the world are increasingly focused on the effects of the current worldwide pandemic and may increase income tax rates or become aggressive in scrutinizing tax returns and increasing frequency of audits to generate revenue.

The UK Government announced in its March Budget in 2021 that the rate of Corporation Tax was set to rise from 19% to 25% starting in 2023. Our income tax expense is based on our interpretation of the tax laws in effect in the countries that we operate in, at the time that the expense was incurred. If a taxing authority successfully challenges our tax structure or if a change in these tax laws, regulations or treaties, or in the interpretation thereof occurs in a manner that is adverse to our structure, this could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. Additionally, due to the nature of our business and the frequent changes in the taxing jurisdictions of our operations, our consolidated effective income tax rate may vary from one period to another.

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

In response to concerns over the risk of climate change, a number of countries, the European Union and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions or the Paris Agreement, which resulted from the 2015 United Nations Framework Convention on Climate Change conference in Paris and entered into force on November 4, 2016. More recently, in November 2021, the international community gathering again in Glasgow at the 26th Conference to the Parties on the UN Framework Convention on Climate Change ("COP26"), during which multiple announcements were made, including the reaffirmation of the Paris Agreement goal of limiting the increase in the global average temperature to well below two degrees Celsius above pre-industrial levels, and a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-carbon dioxide GHGs, among other measures. Relatedly, the United States and European Union jointly announced the launch of the "Global Methane Pledge," which aims to cut global methane pollution at least by 30% by 2030 relatively to 2020 levels, including "all feasible reductions" in the energy sector.

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

Relatedly, our long-term success depends on our ability to effectively address the transition to renewable and other alternative energy sources, which may require adapting certain parts or our operations to potentially changing government requirements and regulation, customer preferences and to a potentially changing and broader customer base, as well as engaging with existing and potential customers and suppliers to develop or implement solutions designed to reduce or decarbonize oil and gas operations, or to advance renewable and other alternative energy sources, which could require adapting our fleet. If the energy transition and rebalancing landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our services may be adversely affected.

In addition to regulatory efforts, there have also been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities as well as to pressure lenders and other financial services companies to limit or curtail activities with fossil fuel companies, to promote the divestment of fossil fuel equities and to limit funding to companies engaged in the extraction of fossil fuels, and similarly, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. For example, BlackRock, one of the largest asset managers in the world, recently affirmed its commitment to divest from investments in fossil fuels due to concerns over climate change. The Church of England also voted for divestment from investments in fossil fuels in 2018, which was set to begin in 2020. Furthermore, certain state pension funds, including the New York State pension fund, have started divesting from their investments in fossil fuels. If we fail to, or are perceived to not effectively implement an energy transition strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted. Moreover, members of the investment community have begun to screen companies for sustainability performance, included practices related to greenhouse gasses (GHGs) and climate change before investing in stock. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects, to the extent financial markets view climate change and greenhouse emissions as a financial risk, this could negatively impact our share price and our cost of or access to capital; whereas, any material adverse effect on the oil and gas industry relating to climate change concerns could have a significant adverse financial and operational impact on our business and operations. Moreover, increased attention regarding the risks of climate change and the emission of GHGs augments the possibility of litigation or investigations being brought by public and private entities against oil and natural gas companies in connection with their GHG emissions. As a result, we or our customers may become subject to court orders compelling a reduction of GHG emissions or requiring mitigation of the effects of climate change. Should we be targeted by any such litigation or investigations, we may incur liability, which to the extent that political or societal pressures or other factors involved, could be imposed without regard to the causation of, or contribution to, the asserted damage, or to other mitigating factors.

Further, physical effects of climate change, such as increased frequency and severity of storms, floods and other climatic events, could have a material adverse effect on our operations, particularly given that our rigs may need to curtail damages or may suffer damages during significant weather events.

Additionally, adverse effects upon the oil and gas industry related to the worldwide social and political environment, including uncertainty or instability resulting from climate change, changes in political leadership and environmental policies, changes in geopolitical-social views toward fossil fuels and renewable energy, concern about the environmental impact of climate change and investors’ expectations regarding environmental, social and governance matters, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources, and, we could experience additional costs or financial penalties, delayed or cancelled projects, and/or reduced production and reduced demand for hydrocarbons, which could have a material adverse effect on our earnings, cash flows and financial condition. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business, including capital expenditures to upgrade our jack-up rigs, which we cannot predict with certainty at this time.

The efforts we may undertake in the future, to respond to those evolving or new regulations and to environmental initiatives of customers, investors, and others may increase our costs. These and other environmental requirements could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Failure to comply with international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 or the Bribery Act 2016 of Bermuda, could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.

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

We are committed to doing business in accordance with applicable anti-corruption laws and this is reflected in our Code of Conduct and our business ethics. There is nevertheless a risk that we, our affiliated entities or our or their respective officers, directors, employees and agents act in a manner which is found to be in violation of applicable anti-corruption laws, including the FCPA, the UK Bribery Act and the Bribery Act of 2016 of Bermuda (the “ABC Legislation”).

We utilize local agents and/or establish entities with local operators or strategic partners in some jurisdiction and these activities may involve interaction by our agents with government officials. Some of our agents and partners may not themselves be subject to any ABC Legislation but they are made aware of our Code of Conduct, our Anti-Bribery and Anti-Corruptions Policy and Procedures and obligations under applicable ABC Legislation. If, however, our agents or partners should nevertheless make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violations of such ABC Legislation (including the books and records provisions of the FCPA) and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operation.

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

The U.S. and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. In connection with the Russian military actions across Ukraine which began in February 2022, the United States, U.K. and the European Union have imposed aggressive sanctions against Russia. U.S. and other economic sanctions change frequently, and enforcement of economic sanctions worldwide is increasing. Subject to certain limited exceptions, U.S. law continues to restrict U.S.-owned or -controlled entities from doing business with Iran and Cuba, and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing and enforcing sanctions regimes.

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

We may face greater reporting obligations and compliance requirements as a result of changing laws, regulations and standards such as the UK Modern Slavery Act 2015 and GDPR. We have invested in, and intend to continue to invest in, reasonable resources to address evolving standards and to maintain high standards of corporate governance and disclosure, including our Whistleblowing Policy and Procedures. Non-compliance with such regulations could result in governmental or other regulatory claims or significant fines that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to make distributions.

The United Kingdom’s withdrawal from the European Union will have uncertain effects and could adversely impact the offshore drilling industry.

The U.K. formally exited the EU on January 31, 2020 (commonly referred as “Brexit”). On December 24, 2020, both parties entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which contains rules for how the U.K. and EU are to live, work and trade together. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property; however, since some of the proposed changes due to Brexit have only recently become effective (i.e., further tightening of border controls on January 1, 2022), we are still assessing and monitoring the impact that Brexit will have on its business, and we continue to evaluate our own risks and uncertainty related to Brexit to better navigate the changes in the U.K.-EU market.

Brexit (or any other country exiting the EU) or prolonged periods of uncertainty relating to any of these scenarios could result in significant macroeconomic deterioration, including further decreases in global stock exchange indices, increased foreign exchange volatility, decreased GDP in the European Union or other markets in which we operate, issues with cross-border trade, political and regulatory uncertainty and further sovereign credit downgrades.

Moreover, we cannot anticipate if the U.K. and EU will succeed in negotiating all material terms not otherwise addressed or covered by the Trade and Cooperation Agreement, or subsequent transition agreements or arrangements and/or if previously agreed upon items will be renegotiated in the future. Changes in these or other terms resulting from Brexit could, similarly, subject us or our subsidiaries, to certain risks and could adversely affect our business, financial condition, results of operations, liquidity and cash flows.

15.6% of our total revenues were generated in the U.K. for the year ended December 31, 2021. In addition, certain of our warm stacked jack-up rigs may from time to time be located in the U.K. and our remaining jack-up rigs may from time to time move into territorial waters of the U.K. In September 2019, some of our management team relocated to the U.K. and certain of our on-shore employees may from time to time be employed by Borr Drilling Management UK, which is based in the U.K. Our business and operations may be impacted by any further actions taken by the U.K. after Brexit, including with respect to employee and related persons permits and visas, and other authorizations required to live, work or operate within the U.K. In particular, the impact of potential changes to the U.K.’s migration policy could adversely impact our employees of non-U.K. nationality that may from time to time be working in the United Kingdom, as well as have an uncertain impact on cross-border labor. The potential restrictions on free travel of United Kingdom citizens to Europe, and vice versa, could adversely impact the jobs market in general and our operations in Europe. An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.
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
The market price of our Shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, and economic trends. The following is a non-exhaustive list of factors that could affect our share price:
•our operating and financial performance;
•quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•the public reaction to our press releases, our other public announcements and our filings with the SEC;
•strategic actions by our competitors;
•our failure to meet revenue or earnings estimates by research analysts or other investors;
•changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•speculation in the press or investment community;
•the failure of research analysts to cover our Shares;
•sales of our Shares by us or shareholders, or the perception that such sales may occur;
•changes in accounting principles, policies, guidance, interpretations or standards;
•additions or departures of key management personnel;
•actions by our Shareholders;
•general market conditions, including fluctuations in oil and gas prices;
•domestic and international economic, legal and regulatory factors unrelated to our performance; and
•the realization of any risks described in this section “Item 3.D. Risk Factors.”
In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Shares.
If we do not comply with the continued listing requirements of the New York Stock Exchange, our shares may be subject to delisting from the New York Stock Exchange.
On two occasions in 2020 and one occasion in 2021, we received written notice from the New York Stock Exchange (the "NYSE") that we were not in compliance with the NYSE continued listing standard with respect to the minimum average share price required by the NYSE because the average closing price of our common shares had fallen below $1.00 per share over a period of 30 consecutive trading days. With respect to those three notifications, we regained compliance with this NYSE listing standard as a result of our shares trading above $1.00 average stock price for the relevant 30 trading day period (with respect to the third notification, we regained compliance by implementing a two-for-one reverse share split).
If in the future we again fail to comply with the NYSE minimum price requirement or other NYSE rules, we could face delisting by the NYSE. A delisting of our shares from the NYSE could negatively impact us by, among other things, reducing the liquidity and market price of our shares, reducing the number of investors willing to hold or acquire our shares and limiting our ability to issue securities or obtain financing in the future.
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
As an issuer whose shares are listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from NYSE corporate governance listing standards. We follow certain home country practices instead of the relevant NYSE rules. See the section entitled “Item 16.G. Corporate Governance.” Therefore, our shareholders may be afforded less protection than they otherwise would have under NYSE corporate governance listing standards applicable to U.S. domestic issuers.
Future sales of our equity securities in the public market, or the perception that such sales may occur, could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We may sell additional equity securities, including additional shares or convertible securities, in subsequent public offerings. In January 2021 we issued 27,058,823 shares at a subscription price of $1.70 per share, on January 31, 2022, we issued an additional 13,333,333 shares at a subscription price of $2.25 per share and during March 2022 and April 2022, we issued 1,521,944 shares as an average price of $3.431 per share under our ATM program. In light of current market conditions, and the trading price of our shares, any issuance of new equity securities could be at prices that are significantly lower than the purchase price of such Shares by other investors, thereby resulting in dilution of our existing shareholders.
As of the date of this filing, we have outstanding 151,667,119 shares, and the Related Parties (as defined below) collectively owned 12,048,596 of our shares or approximately 7.9% of our total outstanding shares. Such shares, as well as shares held by our employees and others are eligible for sale in the United States under Rule 144 under the Securities Act (“Rule 144”) and are generally freely tradable on the Oslo Børs.
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

Our shareholders include Drew Holdings Limited and affiliates thereof, including Magni Partners (Bermuda) Limited (collectively, the “Related Parties”). We maintain commercial relationships with our Related Parties, including advisory arrangements that are currently in place and under which services continue to be provided to us. Certain of our Related Parties have, in the past, provided foundational loans to us, including our initial payment under the Hercules Acquisition (as defined below). Furthermore, the chairman of our Board, who also serves as a director of one of our Related Parties is effectively required to serve on our Board pursuant to covenants contained in certain of our financing arrangements.

The chairman of our Board, Tor Olav Trøim, also serves as a director of one of our Related Parties. These dual positions may conflict with his duties as one of our directors regarding business dealings and other matters between each of the Related Parties and us. Our directors owe fiduciary duties to both us and each respective Related Party and may have conflicts of interest. The resolution of these conflicts may not always be in our or shareholders’ best interests.

Please see the section entitled “Item 7.B. Related Party Transactions” for more information, including information on the commercial arrangements between us and the Related Parties.

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

A non-U.S. corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for a taxable year if either (1) at least 75% of its gross income for such taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets during such year produce or are held for the production of those types of “passive income.” For purposes of these tests, a non-U.S. corporation is treated as holding directly and receiving directly its proportionate share of the assets and income of any other corporation in which it directly or indirectly owns at least 25% (by value) of such corporation’s stock. Also, for purposes of these tests, “passive income” includes dividends, interest, net gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business but does not include income derived from the performance of services.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not anticipate being a PFIC for the current taxable year or in the foreseeable future. The application of the PFIC rules is, however, subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. We believe that we will not be treated as a PFIC for any relevant period because we believe that any income we receive from offshore drilling service contracts should be treated as “services income” rather than as passive income under the PFIC rules. In addition, the assets we own and utilize to generate this “services income” should not be considered to be passive assets. Given the lack of authority and highly factual nature of the analysis, no assurance can be given in this regard. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service (“IRS”) on this matter. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future in a manner that causes us to become a PFIC.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—General”) held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for a more comprehensive discussion.
ITEM 4. INFORMATION ON THE COMPANY
A.HISTORY AND DEVELOPMENT OF THE COMPANY
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016, pursuant to the Companies Act 1981 of Bermuda (the “Companies Act”), as an exempted company limited by shares. On December 19, 2016, our shares were introduced to the Norwegian OTC market. On August 30, 2017, our shares were listed on the Oslo Børs under the symbol “BDRILL” and on November 30, 2020 we changed our symbol to "BORR". On July 31, 2019, our shares were listed on the New York Stock Exchange under the symbol “BORR.”
Our current agent in the U.S. is Puglisi & Associates upon whom process may be served in any action brought against us under the laws of the United States.
Our principal executive offices are located at S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda and our telephone number is +1 (441) 542-9234.
For further information on important events in the development of our business, please see the section entitled “Item 4.B. Business Overview—Our Business.” For further information on our principal capital expenditures and divestitures, including the distribution of these investments geographically and the method of financing, please see the section entitled “Item 5.B. Liquidity and Capital Resources.” We have not been the subject of any public takeover offers by any third party.
The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our internet address is http://www.borrdrilling.com. The information contained on our website is not incorporated by reference and does not form part of this annual report.
B.BUSINESS OVERVIEW
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. We currently own 23 rigs with an additional five jack-up rigs scheduled to be delivered by the end of 2023 (which date has been extended to 2025, subject to conditions). Upon delivery of these newbuild jack-up rigs, we will have a fleet of 28 premium jack-up rigs, which refers to rigs delivered from the yard in 2001 or later.
We are one of the largest international operators of drilling rigs within the jack-up segment and the shallow-water market is our operational focus. Jack-up rigs can, in principle, be used to drill (i) exploration wells, i.e. explore for new sources of oil and gas or (ii) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling. Shallow-water oil and gas production is generally a low-cost production, in terms of cost per barrel of oil. As a result, and due to the shorter period from investment decision to cash flow, E&P Companies have an incentive to invest in shallow-water developments over other offshore production categories.
We contract our jack-up rigs primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2021, our top five customers by revenue, including related party revenue were subsidiaries of PTTEP, CNOOC, Perfomex, Petronas and Kistos. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells, or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations which earns related party revenue) was $324.8 million as of December 31, 2021 and $132.1 million as of December 31, 2020. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, Mexico, West Africa, South East Asia and the Middle East. We continue to operate our business with a competitive cost base, driven by a strong and experienced organizational culture and an actively managed capital structure.

The following chart illustrates the development in our fleet since our inception:

	As of December 31,
	2021	2020	2019	2018	2017
Total fleet as of January 1,	24	28	27	13	—
Jack-up rigs acquired (1)	—	—	1	23	12
Newbuild jack-up rigs delivered from shipyards	—	2	2	9	1
Jack-up rigs disposed	(1)	(6)	(2)	(18)	—
Total fleet as of December 31,	23	24	28	27	13
Newbuild jack-up rigs not yet delivered as of December 31, (2)	5	5	7	9	13
Total fleet as of December 31,	28	29	35	36	26
(1) Includes the acquisition of one semi-submersible rig in 2018 which was subsequently sold in 2020.
(2) We have five newbuild jack-up rigs not yet delivered resulting in a total fleet of 28
Our History
Important events in the development of our business include the following.
(i) Acquisition of Hercules Rigs
On December 2, 2016, we agreed to purchase two premium jack-up rigs (the “Hercules Rigs”) from Hercules British Offshore Limited (“Hercules”). The transaction was completed on January 23, 2017 (the “Hercules Acquisition”). The Hercules Rigs, named “Frigg” and “Ran,” were acquired for a total price of $130.0 million. Each rig is a premium jack-up rig.
(ii) Acquisition from Transocean
On March 15, 2017, we signed a letter of intent with Transocean Inc. (“Transocean”) for the purchase of certain Transocean subsidiaries owning 10 jack-up rigs and the rights under five newbuilding contracts (the “Transocean Transaction”). On May 31, 2017, we completed the Transocean Transaction for a total price of $1,240.5 million. Three of the jack-up rigs we acquired, “Idun,” “Mist” and “Odin,” were, at the time, employed with Chevron for operations in Thailand. Transocean, as the seller, retained the revenue, expenses and cash flow associated with the three rigs under contract upon closing of the Transocean Transaction. Since the acquisition closed, two of the rigs under the newbuilding contracts have been delivered, “Saga” and “Skald,” and an additional three are scheduled to be delivered in 2023 (which dates have been extended to 2025 subject to certain conditions). Of the rigs initially delivered at closing, four were standard jack-up rigs and six were premium jack-up rigs. Since the closing of the Transocean Transaction, we have divested all of the four standard jack-up rigs and two cold stacked premium jack-up rigs as there was no economic incentive to reactivate these rigs.
(iii) Acquisition from PPL
On October 6, 2017, we entered into a master agreement with PPL for six premium jack-up drilling rigs and three premium jack-up drilling rigs under construction at its yard in Singapore (together, the “PPL Rigs”). The consideration in the transaction with PPL (the “PPL Acquisition”) was $1,300 million, $55.8 million of this was paid per rig on October 31, 2017, and we entered into loans for delivery financing for a portion of the purchase price equal to $87.0 million per rig from PPL. All of the PPL Rigs have been delivered to us as of the date hereof.

(iv) Acquisition of Paragon
On March 29, 2018, we concluded the Paragon Transaction, subsequently acquiring the majority of the remaining shares in July 2018. At the closing of the Paragon Transaction, Paragon owned two premium jack-up rigs, 20 standard jack-up rigs (built before 2001) and one semi-submersible (built in 1979) (the “Paragon Rigs”). The Paragon Transaction provided us with a solid operational platform which matches the quality of our jack-up fleet. Paragon’s five-year track record has helped position us to win tenders from key E&P Companies. As part of the acquisition, Paragon became a subsidiary of Borr Drilling. Subsequent to the acquisition, we divested all standard jack-up rigs and the one semi-submersible rig in the Paragon Transaction as there was no economic incentive to reactivate these rigs.
(v) Acquisition from Keppel
On May 16, 2018, we entered into an agreement with Keppel to acquire five premium jack-up rigs, three completed and two under construction from Keppel (the “Keppel Acquisition”). The purchase price for the Keppel Rigs was $742.5 million. We took delivery of the new jack-up rigs "Hermod", “Heimdal”, and “Hild” in October 2019, January 2020 and April 2020, respectively. We were due to take delivery of the remaining two jack-up rigs under the agreement in 2020. However the delivery of these rigs was initially deferred to 2022 and subsequently to 2023 following the Company's agreement with Keppel entered into in January 2021. We have agreed with Keppel to defer delivery of the rigs until 2025, subject to certain conditions. See "Operational and Finance Review and Prospects-Liquidity and Capital Resources-Our Existing Indebtedness".
(vi) Acquisition of Keppel’s Hull B378
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
In 2018, we divested 18 jack-up rigs for total proceeds of $37.6 million.
In May 2019, we entered into sale agreements for the sale of the “Eir,” “Baug” and “Paragon C20051,” none of which were operating or on contract. The jack-up rigs were sold with a contractual obligation not to be used for drilling purposes and therefore have been retired from the international jack-up fleet. The sales of “Baug” and “Paragon C20051” were completed in May 2019 for total cash consideration of $6.0 million and the sale of “Eir” was completed in October 2020 for cash consideration of $3.0 million.
In March 2020, we sold “B391” for recycling for total proceeds of $0.4 million and in April 2020, we sold “B152” and “Dhabi II” with associated backlog for total proceeds of $15.8 million. In May 2020, we entered into an agreement to sell the semi-submersible MSS1, built in 1981, for recycling for total proceeds of $2.3 million, and in November 2020, we entered into an agreement to sell the "Atla" and "Balder", neither of which were operating or on contract. The sale of "Atla" was completed in December of 2020, and the company received total proceeds of $10.0 million, while the sale of "Balder" was completed in February 2021 for total proceeds of $4.4 million.

Since 2018, the divestments noted above bring the total number of jack-up rigs divested by us, and retired from the international jack-up fleet to 26 plus one semi-submersible.
OUR BUSINESS
Our Competitive Strengths
We believe that our competitive strengths include the following:

One of the largest jack-up drilling rig contractors with one of the youngest fleets
We have one of the youngest and largest fleets in the jack-up drilling market. All but one of our rigs were built after 2013 and, as of December 31, 2021, the average age of our premium fleet (excluding our newbuilds not yet delivered) is 4.9 years (implying an average building year of 2017), which we believe is among the lowest average fleet age in the industry. New and modern rigs that offer technically capable, operationally flexible, safe and reliable contracting are increasingly preferred by customers. We compete for and secure new drilling contracts from new tenders as well as privately negotiated transactions, which we estimate represent approximately half of new contract opportunities. We believe, based on our young fleet and growing operational track record, that we will be better placed to secure new drilling contracts as offshore drilling demand rises, than our competitors who operate older, less modern fleets.
Largely uniform and modern fleet
As our fleet is one of the youngest and largest jack-up drilling fleets, and the operating capability of our jack-up rigs is largely uniform, we have the capacity to bid for multiple contracts simultaneously, including those requiring active employment of multiple rigs over the same period, as in the case of our operations for PEMEX in Mexico. We have acquired (including newbuilds not yet delivered) a fleet of premium jack-up rigs from shipyards with a reputation for quality and reliability. Moreover, due to the uniformity of the jack-up rigs in our fleet, we have been able to achieve operational and administrative efficiencies.
Commitment to safety and the environment
We are focused on developing a strong quality, health, safety and environment ("QHSE"), culture and performance history. We believe that the combination of quality jack-up rigs and experienced and skilled employees contributes to the safety and effectiveness of our operations. Since the 2010 Deepwater Horizon Incident (to which we were not a party to), there has been an increased focus on offshore drilling QHSE issues by regulators as well as by the industry. As a result, E&P Companies have imposed increasingly stringent QHSE rules on their contractors, especially when working on challenging wells and operations where the QHSE risks are higher. Our commitment to strong QHSE culture and performance is reflected in our Technical Utilization rate, excluding Mexico operations, of 98.4% in 2021 (99.5% in 2020), and our excellent safety record over the same period. We believe our focus on providing safe and efficient drilling services will enhance our growth prospects as we work towards becoming one of the preferred providers in the industry as the market continues to recover.
Strong and diverse customer relationships
We have strong relationships with our customers rooted in our employees’ expertise, reputation and history in the offshore drilling industry, as well as our growing operational track record and the quality of our fleet. Our customers are oil and gas E&P Companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. For the year ended December 31, 2021, our five largest customers in terms of revenue, including related party revenue were PTTEP, CNOOC, Perfomex, Petronas and Kistos. We believe that we are responsive and flexible in addressing our customers’ specific needs and seek collaborative solutions to achieve customer objectives. We focus on strong operational performance and close alignment with our customers’ interests, which we believe provides us with a competitive advantage and will contribute to contracting success and rig utilization.
Management team and Board members with extensive experience in the drilling industry
Our management team and Board of Directors have extensive experience in the oil and gas industry in general and in the drilling industry in particular. In addition, the members of our management team have extensive experience with drilling companies and companies in the oil and gas industry operating in the jack-up drilling market. The members of our management team and Board have held leadership positions at prominent offshore drilling and oilfield services companies, including Schlumberger Limited, Marine Drilling Companies, Inc., Seadrill Limited and North Atlantic Drilling Ltd and have experience which complements one another and have assisted, and continue to assist, in our ongoing development.
Our Business Strategies
Despite the ongoing volatility in our industry, we intend to continue to strive to meet our primary business objective of continuing to be a preferred operator to our customers in the jack-up drilling market while also maximizing the return to our shareholders. To achieve this, our strategies include the following:

Deploy high-quality rigs to service the industry
We have acquired one of the leading jack-up rig fleets in the industry with capacity to service existing and future client needs. We believe that shallow-water drilling, such as that performed by our jack-up rigs, has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We believe this makes shallow-water drilling more attractive than deep-water projects in the current economic and industry climates. We believe our footprint in the industry is growing. Between April 1, 2018, and December 31, 2021, (excluding backlog from joint venture operations which earns related party revenue) we signed 47 new contracts (27 as at December 31, 2020) for drilling services with an aggregate value of approximately $881.0 million ($512.4 million as at December 31, 2020), including 29 (17 as at December 31, 2020) with new customers. During this period, we also signed six extensions and have had 14 options exercised. As of April 1, 2022, 18 of our 23 rigs are under contract or committed for future contracts. Our Economic Utilization, which reflects the proportion of the potential full contractual dayrate that each contracted jack-up rig actually earned each day, excluding Mexico operations, for the year ended December 31, 2021 was 94.8% (94.0% in 2020).
Become a preferred provider in the industry
We have established strong and long-term relationships with key participants and customers in the offshore drilling industry, including through our acquisition of Paragon Offshore Limited, the hiring of experienced personnel and contracts signed since our inception, and we will seek to deepen and strengthen these relationships as part of our strategy. This involves identifying value add services for our customers. Based on our largely premium, young and uniform fleet, our experienced team and a solid industry network, we believe that we are well-positioned to capitalize on improving trends as we seek to establish ourselves as a preferred provider to these customers.
Establish high-quality, cost-efficient operations
We intend to be a leading offshore shallow-water drilling company by operating with a competitive cost base while continuing to grow our reputation as a high-quality contractor. Our key objective is to deliver the best operations possible— both in terms of Technical Utilization and QHSE culture and performance while also maximizing deployment of our rigs and maintaining a competitive cost structure.
To facilitate our strategy, we have acquired one of the most modern and uniform fleets in the industry, with experienced and skilled individuals across the organization and on our Board. We believe we have an advantage with regard to operating expenditures as a result of our largely standardized fleet.
Our Fleet
We believe that we have one of the most modern jack-up fleets in the offshore drilling industry. Our drilling fleet currently consists of 23 rigs, of which all are premium jack-up rigs. In addition, we have agreed to purchase five additional premium jack-up rigs to be delivered prior to the end of 2023 (which date has been extended to 2025, subject to conditions). Premium jack-up rigs, by definition, include rigs delivered from the yard in 2001 or later and which are suitable for operations in water depths up to 400 feet with an independent leg cantilever design. All but one of our rigs were built after 2013 and as of December 31, 2021, the average age of our fleet was 4.9 years.
Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jack-up rig is towed to the drill site with its hull riding in the water and its legs raised. At the drill site, the jack-up rigs' legs are lowered until they penetrate the seabed. Its hull is then elevated (jacked-up) until it is above the surface of the water. After the completion of drilling operations at a drill site, the hull is lowered until it rests on the water and the legs are raised at which point the rig can then be relocated to another drill site. Jack-up rigs typically operate in shallow water, generally in water depths of less than 400 feet and with crews of 90 to 120 people. We believe a modern fleet allows us to enjoy better utilization and higher daily rates for our jack-up rigs than competitors with older rigs.
As of December 31, 2021, we had 23 jack-up rigs, of which five rigs were “warm stacked,” meaning the rigs are kept ready for redeployment and retain a maintenance crew. This is also the case for our five newbuild rigs which are expected to be delivered in 2023 (which date has been extended to 2025, subject to conditions). As of December 31, 2021, we had zero rigs "cold stacked", meaning the rig is stored in a harbor, shipyard or a designated offshore area and the crew is reassigned to an active rig or dismissed. We believe that well-planned and well-managed stacking will significantly reduce reactivation cost and the cost of mobilization of a rig towards a contract. We are therefore focusing on securing cost efficiencies during stacking while limiting future risk from premature reactivation. This means concentrating stacked rigs in as few locations as possible to be able to share crew, running reduced but sufficient maintenance programs on equipment and preserving critical equipment.
We intend to prioritize the deployment of our currently contracted premium jack-up rigs. Reactivation of our premium jack-up rigs that are "warm stacked" will be undertaken for contract opportunities when economically viable.
Each rig in our fleet is certified by ABS, enabling universal recognition of our equipment as qualified for international operations. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use include whether such rigs are warm stacked or cold stacked, age of the rig, geographic location and technical specifications.

The following table sets forth additional information regarding our consolidated jack-up rig fleet as of April 1, 2022:

PREMIUM JACK-UP RIGS
Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/Status	Contract Start	Contract End	Location	Comments
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	Jun 2021	Jun 2024	Thailand	Operating with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	Q4 2021	Mar 2022	Cameroon	Contract preparations
					Apr 2022	Apr 2024	Qatar	Committed with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Available	Jan 2022	Feb 2022	Malaysia	Contract preparations
				Petronas Caligari	Mar 2022	May 2023	Malaysia	Committed with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Undisclosed	Dec 2021	May 2022	Singapore	Contract preparations
					Jul 2022	Jul 2023	South East Asia	Letter of Award
Norve	PPL Pacific Class 400	400 ft	2011	Vaalco	Dec 2021	Jun 2022	Gabon	Operating with option to extend
				BW Energy	Sep 2022	Apr 2023	Gabon	Committed with option to extend
Gerd	PPL Pacific Class 400	400 ft	2018	Addax	Jan 2022	Mar 2023	Cameroon	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	Jan 2022	Jan 2023	Congo	Operating with option to extend
Ran (1)	KFELS Super A	400 ft	2013	Petrofac	Feb 2022	Jul 2022	UK	Committed with option to extend
				Wintershall	Aug 2022	Jan 2023	Mexico	Committed
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Perfomex II	Aug 2021	Dec 2022	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	Perfomex	Jan 2022	Dec 2022	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	Perfomex	Jan 2022	Dec 2022	Mexico	Operating
Galar	PPL Pacific Class 400	400 ft	2017	Perfomex	Jan 2022	Dec 2022	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	Perfomex II	Jan 2022	Dec 2022	Mexico	Operating
Prospector 1 (1)	F&G, JU2000E	400 ft	2013	Kistos	Jul 2021	Feb 2022	Netherlands North Sea	Operating
				Neptune	Feb 2022	Sep 2022	Netherlands North Sea	Committed with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Hess	Sep 2021	Sep 2022	Malaysia	Operating
Prospector 5 (1)	F&G, JU2000E	400 ft	2014	Available	Jan 2022	Mar 2022	UK	Contract preparations
				Dana Petroleum	Apr 2022	May 2022	Netherlands North Sea	Committed with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	Nov 2021	Jun 2022	Thailand	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400 ft	2018	IPC	Dec 2021	Apr 2022	Malaysia	Operating
Frigg (1)	KFELS Super A	400 ft	2013	Available			Cameroon	Warm Stacked
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
(1) HD/HE Capability

PREMIUM JACK-UP RIGS UNDER CONSTRUCTION
Rig Name	Rig Design	Rig Water Depth (ft)	Customer/Status	Location	Comments
Tivar	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in June 2023
Vale	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in July 2023
Var	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in September 2023
Huldra	KFELS Bigfoot B Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in October 2023
Heidrun	KFELS Bigfoot B Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in December 2023

(1) Delivery for our rigs under construction has been deferred until 2025, subject to certain conditions
Customer and Contract Backlog
Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. As of December 31, 2021, our largest customers in terms of revenue, including related party revenue were subsidiaries of PTTEP, CNOOC, Petronas and Kistos. One of our joint ventures, Perfomex , is also one of our largest customers. Our jack-up rigs are contracted to customers for periods between a couple of months, to several years.
As of December 31, 2021, excluding our Mexican operations we had 13 operating or committed jack-up rigs in total, including six in South East Asia, four in West Africa and three in the North Sea. The Technical Utilization and Economic Utilization for our drilling fleet, excluding Mexico operations, was 98.4% and 94.8%, respectively during 2021.
We experienced early terminations and suspensions of contracts in 2020 in light of the COVID-19 crisis, however, during the year ended December 31, 2021, we received a number of new contracts, letters of award and options exercised, increasing our total contract backlog, excluding Mexico operations, to $324.8 million as at December 31, 2021, a significant increase from $132.1 million as at December 31, 2020. Amounts of actual revenues earned and the periods for which revenues are earned may be different from the Total Contract Backlog projections due to several factors, including shipyard and maintenance projects, downtime or standby time, and various other factors which may result in lower revenues than our average Total Contract Backlog per day. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable daily rates than the full contractual operating daily rate.
Contractual Terms
Our drilling contracts are individually negotiated and vary in their terms and provisions. We obtain most of our drilling contracts through competitive bidding against other contractors and direct negotiations with operators.
Our drilling contracts provide for payment on a dayrate basis, with higher rates for periods while the jack-up rig is operating. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. We currently only have dayrate contracts for which the customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts may provide for a lump sum amount or dayrate for mobilizing or demobilizing the rig to and from the operating location, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond our control.
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

The contract term in some instances may be extended by the customer exercising options for the drilling of additional wells or for an additional term. Our contracts also typically include a provision that allows the customer to extend the contract to finish drilling a well-in-progress. During periods of depressed market conditions, our customers may seek to renegotiate firm drilling contracts to reduce the term of their obligations or the average dayrate through term extensions, or may seek to suspend, terminate or repudiate their contracts. Suspension of drilling contracts will result in the reduction in or loss of dayrate for the period of the suspension. If our customers cancel some of our contracts and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our business, financial condition and results of operations. See "Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations and Future Results" for more information.
Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate drilling contracts. Under all of our current drilling contracts, our customers, as the operators, indemnify us for pollution damages in connection with reservoir fluids stemming from operations under the contract and we indemnify the operator for pollution from substances in our control that originate from the rig, such as diesel used onboard the rig or other fluids stored onboard the rig and above the water surface. In addition, under all of our current drilling contracts, the operator indemnifies us against damage to the well or reservoir and loss of subsurface oil and gas and the cost of bringing the well under control. However, our drilling contracts are individually negotiated, and the degree of indemnification we receive from the operator against the liabilities discussed above can vary from contract to contract, based on market conditions and customer requirements existing when the contract is negotiated. In some instances, we have contractually agreed upon certain limits to our indemnification rights and can be responsible for damages up to a specified maximum dollar amount. The nature of our liability and the prevailing market conditions, among other factors, can influence such contractual terms. In most instances in which we are indemnified for damages to the well, we have the responsibility to redrill the well at a reduced dayrate as the customer’s sole and exclusive remedy if such well damages are due to our negligence. Notwithstanding a contractual indemnity from a customer, there can be no assurance that our customers will be financially able to indemnify us or will otherwise honor their contractual indemnity obligations.
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
Joint Venture and Partner Relationships
In some areas of the world, local content requirements, customs and practice, necessitate the formation of joint ventures with local participation. Local laws or customs or customer requirements in some jurisdictions also effectively mandate the establishment of a relationship with a local agent or partner. For more information regarding certain local content requirements that may be applicable to our operations from time to time, please see the section entitled “Item 4.B. Business Overview — Regulation — Environmental And Other Regulations in the Offshore Drilling Industry — Local Content Requirements.” When appropriate in these jurisdictions, we will enter into agency or other contractual arrangements. We may or may not control these joint ventures. We participate in joint venture drilling operations in Mexico and may participate in additional joint venture drilling operations in the future. We may also enter into joint ventures even if not required, where we seek to partner with another party.
Mexico
In February 2019, we, along with our local partner in Mexico, CME, successfully tendered for a contract to provide integrated well services ("IWS") to Pemex. On March 20, 2019, our subsidiary, Borr Drilling Mexico S. de R.L. de C.V. (“BDM”), and a CME subsidiary, Opex (together with BDM, the “Contractor”), entered into a contract for the provision of IWS to Pemex (the “Cluster 2 Contract”). Borr Drilling Limited guaranteed the performance of the Contractor’s obligations under the first Pemex Contract and our subsidiary, Borr Mexico Ventures Limited ("BMV") participated as shareholder in the joint venture arrangements in connection with the Cluster 2 Contract (the “IWS JVs”). In June 2019, we finalized the IWS JVs structure and with effect from June 28, 2019, BMV owned a 49% interest in both Opex and a second joint venture entity, Perfomex and CME owned the remaining 51%. Operations under the first Pemex Contract commenced in August 2019. The Pemex Cluster 2 Contract was extended in December 2019 to include a third rig. In December 2019, we also participated with CME to take an assignment of a second integrated contract with Pemex under a similar structure for two further rigs (the “Cluster 3 Contract” and together with the Cluster 2 Contract, the “Pemex Contracts”). For the purposes of these additional contracts, two new subsidiaries were incorporated with the same shareholding interests as Opex and Perfomex; Akal was established to deliver IWS to Pemex, and

Perfomex II to deliver drilling, technical, management and logistics services to Akal. Operations under the Cluster 3 Contract commenced in March 2020.
Opex and Akal were IWS contractors under the Pemex Contracts and within the structure of the IWS JVs. Opex and Akal entered into contracts with Schlumberger, and certain of its affiliates, and other third party contractors for the provision of IWS. Perfomex and Perfomex II are the entities subcontracted by Opex and Akal, respectively, to provide the other services required by Opex and Akal in order to comply with their respective obligations under the Pemex Contracts. In connection with the provision of drilling services by Perfomex and Perfomex II, our rigs “Grid”, “Gersemi” and  “Galar” (for the Cluster 2 Contract) and  “Odin” and “Njord” (for the Cluster 3 Contract) are chartered to Perfomex and Perfomex II, respectively, under bareboat charter agreements. In addition to the rigs, we provide technical and operational management for all jack-up rigs being operated through the IWS JVs.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, representing the Company's disposal of the IWS operating segment, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale enabled us to streamline our operations in Mexico, and focus on our dayrate drilling services provided by the remaining Mexican Joint Ventures. Connected with the sale, we received cash consideration of $10.6 million, and a repayment of funding of $5.4 million.
Our Mexican Joint Ventures may be used to provide drilling services utilizing other rigs owned by our subsidiaries and/or subsidiaries of CME and, if we enter into further contracts with Pemex to provide drilling services, we may enter into other joint venture structures with CME in order to provide such services.
Geographical Focus
We bid for contracts globally, however our current geographical focus is South East Asia, Europe, Mexico, Middle East, and West Africa. This is based on our current assessment of potential contracting opportunities, including, pre-tender and tender activity. Several countries within these regions, such as Nigeria and Qatar, have laws that regulate operations and/or ownership of rigs operating within their jurisdiction, including local content and/or local partner requirements. In order to comply with these regulations, and successfully secure contracts to operate in these regions, we have employed personnel with significant experience in countries within these regions. Adapting to the above-mentioned factors is, and will continue to be, part of our business. See Note 4 - Segments of our Audited Consolidated Financial Statements included herein for the amount of operating revenues earned by each geographical region for the years ended December 31, 2021, 2020 and 2019.
Suppliers
Our material supply needs include labor agencies, insurance brokers, maintenance providers, shipyard access and drilling equipment. Our senior management team has extensive experience in the oil and gas industry in general, and in the offshore drilling industry in particular, and has built an extensive industry network. We believe that our relationships with our key suppliers and service providers is critical as it allows us to benefit from economies of scale in the procurement of goods and services and sub-contracting work.
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
Drilling contracts are traditionally awarded on a competitive basis, whether through tender or private negotiations. We believe that the principal competitive factors in the markets we serve are pricing, technical capability of service and equipment, condition and age of equipment, rig availability, rig location, safety record, crew quality, operating integrity, reputation, industry standing and customer relations. We have made significant equity investments in our jack-up rigs and have built a fleet consisting of premium jack-up rigs with proven design and quality equipment, acquired at what we believe are attractive prices. We believe that our fleet of high-quality jack-up rigs allows us to competitively bid on industry tenders on the basis of the modern technical capability, condition and age of our jack-up rigs. In addition, we believe our focus on QHSE performance will complement our modern fleet, further allowing us to competitively bid for drilling contracts.

Seasonality
In general, seasonal factors do not have a significant direct effect on our business. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could occur during, among other times, the winter season in the North Sea, hurricane season in the Mexican Gulf and the monsoon season in South East Asia.
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
Physical Damage Insurance: Hull and Machinery Insurance
We purchase hull and machinery insurance for our entire fleet and all of our fleet equipment to cover the risk of physical damage to a rig. The level of coverage for each rig reflects its agreed value when the insurance is placed. We effectively self-insure part of the risk as any claim we make under our insurance will be subject to a deductible. The deductible for each rig reflects the market value of the rig and is currently a weighted average maximum of approximately $1.0 million per claim.
War Risk Insurance
We maintain war risk insurance for our rigs up to a maximum amount of $500 million per rig depending on the value of the protection and indemnity and hull and machinery insurance policies for each rig and subject to certain coverage limits, deductibles and exclusions. The terms of our war risk policies include a provision whereby underwriters can, upon service of seven days’ prior written notice to the insured, cancel the policies in the event that the insured has or may have breached sanctions. Further, the policies will automatically terminate after the outbreak of war, or war-like conditions, between two or more of China, the United States, the United Kingdom, Russia and France.
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
Management's determination of the appropriate level of insurance coverage is made on an individual asset basis taking into account several factors, including the age, market value, cash flow value and replacement value of our jack-up rigs, their location and operational status.
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
Our subsidiary Paragon Offshore (Netherlands) BV is a party to a court proceeding in Brazil and it was recently granted a favorable court award in such proceeding, although this is an on-going court proceeding and is subject to an appeal process. We will not receive any material economic interest from any such award.
REGULATION
We are registered under the laws of Bermuda and our principal executive offices are located in Bermuda. The management headquarters of Borr Drilling Management UK are located in the United Kingdom, while we have business operations in four regions; Europe, Asia, Africa and Americas as well as in various countries where our rigs are operating or stacked. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to the environment, health and safety, personal privacy and data protection, content restrictions, telecommunications, intellectual property, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that if our business grows and evolves and our rigs and services are used more globally, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of material laws and regulations relevant to our business operations.
Environmental and Other Regulations in the Offshore Drilling Industry
Our operations are subject to numerous QHSE laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations which may include laws or regulations pertaining to climate change, carbon emissions or energy use,, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our jack-up rigs operate or are registered, which can significantly affect the ownership and operation of our jack-up rigs. See the section entitled “Item 3.D. Risk Factors — Risk Factors Related to Applicable Laws and Regulations — We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Class and Flag State Requirements
Each of our rigs is subject to regulatory requirements of its flag state. Flag state requirements reflect international maritime requirements and are in some cases further interpolated by the flag state itself. These include engineering, safety and other requirements related to offshore industries generally. In addition, in order to be permitted to operate, each of our jack-up rigs must be certified by a classification society as being “in-class,” which provides evidence that the jack-up rig was built, and is maintained, in accordance with the rules of the relevant classification society and complies with applicable rules and regulations of the flag state as well as the international conventions to which that country is a party. Maintenance of class certification has a significant cost and although dry docking is not necessary for the five year special periodic survey or underwater inspections which are required every thirty months, in each case being required to verify the integrity of our jack-up rigs and maintain compliance with class requirements, we could be required to take a jack-up rig out of service for repairs or modifications. Our jack-up rigs are certified as being “in-class” by ABS and we comply with the mandatory requirements of the national authorities in the countries in which our jack-up rigs operate. In addition, classification societies are authorized to issue statutory certificates on the basis of delegated authority from the flag states for some of the internationally required certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units certificate.
International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), the International Convention for the Safety of Life at Sea of 1974, the Code for the Construction and Equipment of Mobile Offshore Drilling Units, 2009 and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, effective as of 2017 (the “BWM Convention”). These conventions have been widely adopted by United Nation member countries, and in some jurisdictions in which we operate, these regulations have been expanded upon. These various conventions regulate air emissions and other discharges to the environment from our jack-up rigs worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases.
Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. Since January 1, 2015, these limitations have required that fuels of vessels in covered ECAs, including the Baltic Sea, North Sea, North America and United States Caribbean Sea ECAs, contain no more than 0.1% sulfur. For non-ECA-areas, a global cap on sulphur content of no more than 0.5% entered into force on January 1, 2020. Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our rigs are in compliance with these requirements.
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
Environmental Laws and Regulations
We are subject to laws which govern discharge of materials into the environment or otherwise relate to environmental protection, including complying with regulations on the transit and safe recycling of hazardous materials which are relevant when we retire rigs from the international fleet. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to jack-up rigs may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our operations and financial condition. Applicable environmental laws and regulations for our current operations include the Basel Convention, the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (when it enters into force) as well as European Union regulations, including the E.U. Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, Regulation (EC) No 1013/2006 on

Shipments of Waste and Regulation (E.U.) No 1257/2013 on Ship Recycling. Were we to operate in other regions, such as the US or Brazil, additional environmental laws and regulations would apply to our operations.
Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. The rule contains a number of other requirements, including third-party verification and certifications, real-time monitoring of deepwater and certain other activities, and sets criteria for safe drilling margins. If material spill events were to occur in the future, certain countries could elect to again issue directives to temporarily cease drilling activities and, in any event, may from time-to-time issue additional safety and environmental laws and regulations regarding offshore oil and gas exploration and development. The E.U. has also undertaken a significant revision of its safety requirements for offshore oil and gas activity through the issuance of the E.U. Directive 2013/30 on the Safety of Offshore Oil and Gas Operations.
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
Data Protection Laws and Regulations
We are subject to rules and regulations governing protection of personal data including the GDPR, repealing the 1995 European Data Protection Directive (Directive 95/46/EC) and any national laws within the European Economic Area (“EEA”) supplementing the GDPR. Data protection legislation, including the GDPR, regulates the manner in which we may hold, use and communicate personal data of our employees, customers, vendors and other third parties. Data protection is a sector of significant regulatory focus with scrutiny of cybersecurity practices and the collection, storage, use and sharing of personal data increasing around the world. As a consequence, there is uncertainty associated with the legal and regulatory environment relating to privacy, e-privacy and data protection laws, which continue to develop in ways we cannot predict. Changes in applicable data protection and cybersecurity legislation could materially and adversely affect our business.
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
Overview of the Global Offshore Contract Drilling Market
The offshore contract drilling industry provides drilling, workover and well construction services to E&P Companies through the use of Mobile Offshore Drilling Units ("MODUs"). Historically, the offshore drilling industry has been highly cyclical. Offshore spending by E&P Companies has fluctuated substantially on an annual basis depending on a variety of factors. See “Item 3.D. Risk Factors—Risk Factors Related to Our Industry.”
The profitability of the offshore contract drilling industry is largely determined by the balance between supply and demand for MODUs. Offshore drilling contractors can mobilize MODUs from one region of the world to another, or reactivate stacked rigs in order to meet demand in various markets.
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
Periods of high demand are typically followed by a shortage of rigs and consequently higher dayrates which, in turn, makes it advantageous for industry participants to place orders for new rigs. This was the case prior to the oil price decline in 2014, where several industry participants ordered new rigs in response to the high demand in the market. However, despite the deteriorating market conditions in the recent downturn, the number of rigs available in the market continued to increase due to both rigs coming off contract with no follow on work and continued inflow of new rigs (albeit at a slower rate than originally planned). This increase in spare capacity, when met with reduced demand for services, shifted excess rig demand into an excess supply of rigs and, consequently reduced dayrates. We are starting to see signs of the market recovery, with E&P Companies announcing higher capital expenditures budgets for 2022 versus 2021. We see demand for services rising, as indicated by a large number of open rig tenders issued by national oil companies ("NOC's"), and rig utilization rates rising to pre-COVID-19 levels.
The Jack-Up Rig Segment
Jack-up rigs can, in principle, be used to drill (i) exploration wells, i.e. explore for new sources of oil and gas or (ii) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling. Shallow-water oil and gas production is generally a low-cost production, in terms of cost per barrel of oil. As a result, and due to the shorter period from investment decision to cash flow, E&P Companies have an incentive to invest in shallow-water developments over other offshore production categories.
The jack-up drilling market is characterized by a highly competitive and fragmented supplier landscape, with market participants ranging from large international companies to small, locally owned companies and rigs owned by NOCs (the latter are referred to as owner-operated rigs). The operations of the largest players are generally dispersed around the globe due to the high mobility of most MODUs. Although the cost of moving MODUs from one region to another and/or the availability of rig-moving vessels may cause a short-term imbalance between supply and demand in one region, significant variations between regions do not exist in the long-term due to MODU mobility.
There are several sub-segments within the jack-up drilling segment based on different attributes of the rigs, typically water depth capability, age, hook load capacity, cantilever reach and environmental conditions a rig can operate in. The sub-segment classification varies across market participants, third parties (researchers, consultants etc.), classification societies and others. In this annual report, we have used the following classification of the jack-up sub-segments, which are as follows:
•“modern” or “premium” – rigs delivered in 2001 or later; and
•“standard” – rigs delivered prior to 2001.
In recent years, the jack-up drilling market has experienced a shift in demand towards modern jack-up rigs. In line with this trend, several drilling contractors are renewing their fleets through both newbuildings and rig acquisitions.

C.ORGANIZATIONAL STRUCTURE
A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1 to this annual report and the following diagram depicts our simplified organizational and ownership structure.

Borr Drilling Limited
100%
90%
Borr IHC Ltd
Borr Jack-up XVI Inc
100%
Borr Midgard Holding Ltd.
Borr (UK) Holdings Limited
Borr Mexico Ventures Limited
Borr Drilling Management (UK) Limited
Borr Holdings Limited
100%
51%
100%
100%
Borr Midgard Assets Ltd.
Mexican Operating Subsidiaries
Mexican JV Subsidiaries
Borr Drilling Management DMCC
Paragon Offshore Limited
100%
100%
Certain Rig-Owning Subsidiaries
Owners of rigs operating in Mexico
100%
Legacy Paragon Entities
Remaining Rig-Owning Subsidiaries
Borr Drilling Management AS
Remaining Operating Subsidiaries

As more fully described herein, our subsidiary BMV Limited also holds a 51% interest in two Mexican entities and a subsidiary of our local operating partner in Mexico holds the remaining 49% interest.
D.PROPERTY, PLANT AND EQUIPMENT
We do not own any interest in real estate. Our principal executive office is located in Bermuda, while our operational headquarters are located in London. Our principal lease is the rental of approximately 16,206 sq ft of office space in Aberdeen, UK under a ten year lease which began in 2019. In addition we rent office space in Oslo, Singapore, Kuala Lumpur, Bangkok, Dubai, Pointe Noire and Villahermosa, however we do not consider these as material leases. In addition to office space, we also rent storage facilities to support our operations in the UK, Mexico and Thailand.
We own a modern fleet of premium jack-up rigs. See “Item 4.B. Business Overview - Our Business - Our Fleet” for a summary of our consolidated fleet of jack-up rigs as well as jack-up rigs under construction as of April 1, 2022.

A number of our rig-owning subsidiaries' shares and assets are pledged to secure loan facilities. See "Item 5.B. Liquidity and Capital Resources - Our Existing Indebtedness - Key Borrowing Facilities" for more information.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements included herein and the related notes thereto included elsewhere in this annual report. The discussion and analysis below contains certain forward-looking statements about our business and operations that are subject to the risks, uncertainties and other factors described in the section entitled “Item 3.D. Risk Factors,” and elsewhere in this annual report. These risks, uncertainties and other factors could cause our actual results to differ materially from those expressed in, or implied by, the forward-looking statements. See the section entitled “Special Note Regarding Forward-Looking Statements.”
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
We are a preferred operator to our customers of jack-up rigs within the jack-up drilling market. The shallow-water market is our operational focus as it has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We contract our jack-up rigs and associated offshore crews, primarily on a dayrate basis, to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2021, our top five customers by revenue, including related party revenue were subsidiaries of PTTEP, CNOOC, Perfomex, Petronas and Kistos. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations which earns related party revenue) was $324.8 million as of December 31, 2021 and $132.1 million as of December 31, 2020. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, Mexico, West Africa and South East Asia. We operate our business with a competitive cost base, driven by a strong and experienced organizational culture and a carefully managed capital structure.
From our initial acquisition of rigs in early 2017, we have become one of the world’s largest international offshore jack-up drilling contractors by number of jack-up rigs, with an average fleet age among the lowest in the industry. The summary in “Item 4.B. Business Overview” illustrates the development in our fleet since our inception.
How We Evaluate Our Business
During the year ended December 31, 2021 we had two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the IWS model. IWS operations were performed by our joint venture entities Opex and Akal. On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49% interest in each of Opex and Akal (see Note 7 - Equity Method Investments of our Audited Consolidated Financial Statements included herein), representing the Company's disposal of the IWS operating segment.
We evaluate our business based on a number of operational and financial measures that we believe are useful in assessing our historical and expected future performance throughout the commodity-price cycles that have characterized the offshore drilling industry since our inception. These operational and financial measures include the following:
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
The contract period excludes additional periods that may result from the future exercise of extension options under our contracts, and such extension periods are included only when such options are exercised. The contract operating dayrate may temporarily change due to, among other factors, mobilization, weather or repairs. As used in this annual report, Total Contract Backlog (in $ millions) is not the same measure as the acquired contract backlog presented in our Audited Consolidated Financial Statements.
Our Total Contract Backlog (excluding backlog from joint venture operations which earns related party revenue), expressed in U.S. dollars and in number of years, as of December 31, 2021, 2020 and 2019, were as follows:

	Year Ended December 31,
	2021	2020	2019
Total Contract Backlog (in $ millions)(1)	$324.8	$132.1	$308.5
Total Contract Backlog (in contracted rig years)(1)	12.0	3.9	11.8
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
Total Recordable-Incident Frequency (TRIF)
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
Weighted Average Number of Operating Rigs

Weighted Average Number of Operating Rigs describes the number of jack-up rigs operating, which may be compared to our total available jack-up fleet. We define operating rigs as all of our jack-up rigs that are currently operating on firm commitments for contract drilling services, represented by definitive agreements. This excludes our jack-up rigs which are stacked, undergoing reactivation programs and newbuild rigs under construction. The Weighted Average Number of Operating Rigs is the aggregate number of expected revenue days to be realized during the period from firm commitments for contract drilling services, divided by the number of days in the applicable period.
Our Technical Utilization and Economic Utilization (both excluding Mexico operations), Rig Utilization, TRIF and Weighted Average Number of Operating Rigs for the years ended December 31, 2021, 2020 and 2019 was as follows:

	Year Ended December 31,
	2021	2020	2019
Technical Utilization (in %)	98.4	99.5	99.0
Economic Utilization (in %)	94.8	94.0	95.9
Rig Utilization (in %)	53.3	48.3	27.3
TRIF (number of incidents)	1.00	1.66	2.12
Weighted Average Number of Operating Rigs	11.9	12.8	11.9
Financial Measures
Operating Revenues
Operating revenues includes the gross revenue generated from jack-up rigs operated by us under our drilling contracts, including amortization of mobilization revenue received from customers.
Adjusted EBITDA
In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: depreciation and impairment of non-current assets; amortization of contract backlog; other non-operating income; income/(loss) from equity method investments; interest income; interest capitalized to newbuildings; foreign exchange gain/(loss), net; other financial (expenses)/income, net; interest expense, gross; change in fair value of call spreads; (loss)/gain on forward contracts; amortized mobilization costs; amortized mobilization revenue; and income tax expense	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements and removing the impact of depreciation, financing and tax items.
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

Recent Developments
Completion of Equity Offering
On December 28, 2021, the Company launched a $30.0 million private placement by issuing 13,333,333 new depository receipts (representing the same number of shares) at a subscription price of $2.25 per depository receipt. On January 31, 2022, the equity offering was settled and the Company's issued share capital was increased by $1.3 million to $15.1 million, divided into 150,551,508 common shares with a nominal value of $0.10 per common share.

During March 2022 and April 2022, we sold 1,521,944 shares under our ATM program, raising gross proceeds of $5.2 million and net proceeds of $5.1 million, whereas the compensation paid by the Company to Clarkson Platou Securities, Inc., as agent under the ATM program was equivalent to $0.1 million.The Company's issued share capital following this issuance is 152,073,452 common shares.
Amendments to Financing and Delivery Financing Arrangements
A significant portion of our debt totaling $1,603.3 million in principal amount, matures in 2023. We have reached an agreement with our shipyard creditors with whom we have $1,012.5 million principal amount of debt, to extend the maturity dates from 2023 to 2025 and to extend delivery dates for our newbuild rigs by two years to 2025 and amend other payment and other provisions under those financing arrangements. We have entered into binding term sheets for these arrangements with the yards but have not yet entered into full documentation for these amendments. The arrangements with the yard creditors, including the agreement to move maturity dates to 2025 are conditional upon us amending or refinancing our Syndicated Facility, New Bridge Facility, Hayfin Facility, and Convertible Bonds to mature no earlier than 2025. We are in discussions with the creditors under these Financing Arrangements, with a view to agreeing such an extension but we have not reached any agreement.
See Note 20 - Long-Term Debt of our audited Consolidated Financial Statements included herein, for further information regarding the "March 2022 Consent and Amendments" in relation to the Hayfin Facility, as well as the "December 2021 Amendment" and "January 2022 Amendment" in relation to the Syndicated Facility.
Key Components of Our Results of Operations

See Note 2 - Basis of Preparation and Accounting Policies of our Audited Consolidated Financial Statements included herein, for further information on our accounting policies.
Operating revenues
We earn revenues primarily by performing the following activities: (i) providing our jack-up rigs, work crews, related equipment and services necessary to operate our jack-up rigs; (ii) providing our jack-up rigs to our Mexican equity method investments (Perfomex and Perfomex II) under bareboat lease contracts, and providing management and labor under management agreements to Perfomex and Perfomex II; (iii) delivering our jack-up rigs by mobilizing to and demobilizing from the drill location; and (iv) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for our contracts.
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

We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received as the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.
We provide corporate support services, secondment of personnel and management services to our equity method investments under management and service agreements. The services are based on costs incurred in the period with appropriate margins and have been recognized under Related party revenue with associated costs included within Rig operating and maintenance expenses in our Consolidated Statements of Operations.
We lease rigs on bareboat charters to our equity method investments, Perfomex and Perfomex II. We expect lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigns the bareboat a value over the lease term equivalent to residual cash after payments of operating expenses and other fees. We, as a lessor, do not recognize a lease asset or liability on our balance sheets at the time of the formation of the entities nor as a result of the lease. Revenue is recognized when management are able to reasonably predict the expected underlying bareboat rate over the contract term.
Gains or losses on disposals
From time to time we may sell, or otherwise dispose of, our jack-up rigs and/or other fixed assets to external parties or related parties. In addition, assets, including certain jack-up rigs, may be classified as “held for sale” on our balance sheets when, among other things, we are committed to a plan to sell such assets and consider a sale probable within twelve months. We may recognize a gain or loss on any such disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.
Operating expenses
Our operating expenses primarily include jack-up rig operating and maintenance expenses, depreciation and impairment, general and administrative expenses and amortization of contract backlog.
Rig operating and maintenance expenses are the costs associated with owning a jack-up rig that may from time to time be either in operation or stacked, including:
•Rig personnel expenses: compensation, transportation, training, as well as catering costs while the crews are on the jack-up rig. Such expenses vary from country to country and reflect the combination of expatriates and nationals, local market rates, unionized trade arrangements, local law requirements regarding social security, payroll charges and end of service benefit payments.
•Rig maintenance expenses: expenses related to maintaining our jack-up rigs in operation, including the associated freight and customs duties, which are not capitalized nor deferred. Such expenses do not directly extend the rig life or increase the functionality of the rig.
•Other rig-related expenses: all remaining operating expenses such as supplies, insurance costs, professional services, equipment rental, other miscellaneous costs and new provisions and recoveries of previous provisions for expected credit losses.

Depreciation costs are based on the historical cost of our jack-up rigs, less impairment charges. Rigs are recorded at historical cost less accumulated depreciation and impairment. Jack-up rigs and related equipment acquired as part of asset acquisitions are stated at fair market value as of the date of the acquisition. The cost of these assets, less estimated salvage values, is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our jack-up rigs, when new, is 30 years and jack up rig equipment and machinery three to 20 years. We evaluate the carrying value of our jack-up rigs on a quarterly basis to identify events or changes in circumstances that indicate that the carrying value of such jack-up rigs may not be recoverable. If the carrying value of the asset is not recoverable, an impairment loss is recognized as the difference between the carrying value of the asset and its fair value. Costs related to periodic surveys are capitalized as part of drilling units and amortized over the anticipated period covered by the survey which is up to five years. These costs are primarily shipyard costs and the costs related to employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation expense.
Our general and administrative expenses primarily include all office personnel costs and other miscellaneous expenses incurred by the operational headquarters of Borr Drilling Management UK in the UK as well as share-based compensation expenses, fees payable to certain Related Parties under a management agreement for providing business, organizational, strategic, financial and other advisory services.
Amortization of contract backlog is the amortization expense for acquired drilling contracts with above market rates. Where we acquire an in-progress drilling contract at above market rates through a business combination, we record an intangible asset equal to its fair value on the date of acquisition. The asset is then amortized on a straight-line basis over its estimated remaining contract term
Material Factors Affecting Results of Operations and Future Results
Our results of operations have a number of key components and are primarily affected by the number of jack-up rigs under contract, the contractual dayrates we earn and the associated operating and maintenance expenses. Our future results may not be comparable to our historical results of operations for the periods presented. In addition, when evaluating our historical results of operations and assessing our prospects in the periods under review, you should consider the following factors:
Acquisitions and Disposals
Since our inception in 2016, we have acquired more than 50 jack-up rigs through both the purchase of existing jack-up rigs, companies owning jack-up rigs and contracts for newbuild jack-up rigs, of which we have sold 26 and one semi-submersible. This increase in jack-up rigs and related expansion of operations resulting from an increased number of jack-up rigs under contract has had a significant impact on our results of operations and our balance sheets during the periods presented in our Audited Consolidated Financial Statements included herein. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use, include whether such rigs are warm stacked or cold stacked, the age of the rig, the geographic location and the technical specifications; please see our fleet status report in “Item 4.B. Business Overview—Our Business—Our Fleet” for further information regarding these features by rig. For more information on our acquisitions and disposals, please see the section entitled “Item 4.B. Business Overview—Our History”.
The table below sets forth information relating to our acquisitions and disposals since our formation:

Transaction (Closing Date)	Transaction Value (1) (In $ millions)	Rigs Purchased (2)	Rig Status at Acquisition	Rig Status as of December 31, 2021(3)
Hercules Acquisition (January 23, 2017)	$130.0	Premium jack-up rigs: 2	Warm stacked: 2	Under new contract: 1 Warm stacked: 1
Transocean Transaction (May 31, 2017)	$1,240.5	Premium jack-up rigs: 6 Standard jack-up rigs: 4 Contracts for NB jack-up rigs: 5	Warm stacked: 7 Under legacy contract: 3 Under construction: 5	Under new contract: 6 Disposed: 6 Under construction: 3
PPL Acquisition (October 6, 2017)	$1,300	Contracts for NB jack-up rigs: 9	Under construction: 9	Under new contract: 8 Warm stacked: 1
Paragon Transaction (March 29, 2018)	$241.3	Premium jack-up rigs: 2 Standard jack-up rigs: 20 Semi-submersible: 1	Warm stacked:16 Under legacy contract: 7	Under new contract: 2 Disposed: 21
Keppel Acquisition (May 16, 2018)	$742.5	Contracts for NB jack-up rigs: 5	Under construction: 5	Under construction: 2 Warm stacked: 3
Keppel Hull B378 Acquisition (March 29, 2019)	$122.1	Contract for a NB jack-up rig: 1	Under construction: 1	Under new contract: 1

(1) This is the amount reflected in the balance sheets as a result of purchase accounting.

(2) NB denotes Newbuilding

(3) Jack-up rigs “Under New Contract” include those rigs which are operating or being mobilized to, or are otherwise awaiting the commencement of drilling operations under the relevant contract.

Recent and Future Acquisitions and Disposals
We are contracted to take delivery of the remaining five newbuild jack-up rigs not yet delivered no later than the end of the 2023 (which dates have been extended to 2025 subject to conditions). Keppel has the right to cancel these newbuilding contracts if they receive a bone fide offer, which we can match to retain the contracts. We have made and may consider in the future disposals of jack-up rigs. Acquisitions or disposals of our jack-up rigs are likely to impact our revenue as well as our operating and maintenance expenses. For details of acquisitions or disposals see "Item 4.B. Business Overview—Our History—Divestments".
COVID-19
Our operations have been, and may continue to be, affected by COVID-19. In response to the pandemic, many governments in affected jurisdictions have imposed travel bans, quarantines, lockdowns and other emergency public safety measures including closures of businesses as further described under "Item 3.D. Risk Factors".
Given the dynamic nature of the COVID-19 pandemic, the extent to which it will impact our business, results of operations and financial condition in the future remains highly uncertain and cannot be accurately predicted at this time. The ongoing effect of the COVID-19 pandemic, including virus variants, and the volatility in oil prices could have significant adverse consequences for general economic, financial and business conditions, as well as for our business and financial position and the business and financial position of our customers and suppliers and may, among other things, impact our ability to generate cash flows from operations, access the capital markets on acceptable terms or at all, and affect our future need or ability to borrow. The effects of such global events may impact our liquidity or need to alter our allocation or sources of capital, implement further cost reduction measures and change our financial strategy.
Other Factors Affecting Results of Operations
In addition to the factors identified above, you should consider the following facts when evaluating our results of operations for the periods presented:
•Revenues: Our revenues are primarily affected by the number of jack-up rigs under contract from time to time and the dayrates we are able to charge our customers, which vary from time to time. To a significant extent, the dayrates we charge our customers depend on the market cycle of the jack-up drilling market at a given point in time. Historically, when oil prices decrease, capital spending and drilling activity decline, which leads to an oversupply of drilling rigs and reduced dayrates. Conversely, higher oil prices, increased capital spending and drilling activity and limited supply of drilling rigs have historically led to higher dayrates. In addition, the number of jack-up rigs under contract from time to time is affected by, among other factors, our relationships with new and existing customers and suppliers, which have grown substantially since our inception in 2016. Going forward, our ability to leverage those relationships into new contracts and advantageous rates will be critical to our success and prospects for growth. Our revenues may also be affected by other situations, including when our jack-up rigs cease operations due to technical failures and other situations where we do not collect revenue from our customers. Our ability to keep our jack-up rigs operational when under contract is monitored by our Board and management as Technical Utilization statistics.

•Nature of Our Operating and General and Administrative Expenses: Our operating expenses in 2021 and 2020 reflect expenses relating to operating and non-operating rigs (e.g. costs relating to warm and cold stacking of rigs). To the extent that the offshore drilling market fully recovers, we expect the nature of our operating expenses will shift to include primarily expenses related to the ongoing operation of our jack-up rigs. In such case, our operating expenses will depend on various factors, including expenses related to operating our jack-up rigs, maintenance projects, downtime, weather and other operating factors. In addition, we have incurred and expect to incur direct, incremental general and administrative expenses as a result of our being a publicly traded company in the United States and Norway, including costs associated with hiring personnel for positions created as a result of our U.S. and Norway public company status, publishing annual and interim reports to shareholders consistent with SEC, NYSE and Oslo Børs requirements, expenses relating to compliance with the rules and regulations of the SEC, listing standards of the NYSE and the costs of independent director compensation as well as professional and legal fees incurred in the ordinary course of business.

•Financing Arrangements and Investments in Securities: The financial income and expenses reflected in our Audited Consolidated Financial Statements included herein may not be indicative of our future financial income and expenses and may, along with other line items related to our Financing Arrangements and historical financing arrangements detailed in the section entitled “Item 5.B. Liquidity and Capital Resources—Our Existing Indebtedness,” change as the number of our jack-up rigs under contract increases. As we take delivery of the newbuild rigs we have agreed to purchase, we expect to finance a portion of the purchase price and thus our debt levels and finance expense will increase. The financing arrangements we have had in place historically may not be representative of the agreements that will be in place in the future or that we had in place during our first years of operations. For example, we have amended our Financing Arrangements in the past, including in 2019, 2020 and 2021, and we may amend our existing Financing Arrangements or enter into new financing arrangements and such new agreements may not be on the same terms as our current Financing Arrangements. In addition, from time to time, we may make and hold investments in other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of jack-up rigs, subject to compliance with the covenants contained in certain of our Financing Arrangements which restrict such investments. We also may purchase and hold debt or other securities issued by other companies in the offshore drilling industry from time to time. The impact of these financial investments will impact our results of operations.

•Interest Rates and Derivative Values: A significant portion of our debt bears floating interest rates. For example, the interest rates under certain of our Financing Arrangements are determined with reference to LIBOR plus a specified margin. On March 5, 2021 the ICE Benchmark Administration and the FCA made the LIBOR Announcement, regarding the phase out of LIBOR. As a result we may have to renegotiate certain of our LIBOR-based debt instruments to reflect the phase out of LIBOR and substitute for other replacement benchmarks. Given the inherent differences between LIBOR and any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. At this time, it is not possible to predict the effect that these developments, discontinuance of LIBOR, modification or other reforms to any other reference rate, or the establishment of alternative reference rates may have, or other benchmarks. Furthermore, the shift to alternative reference rates or other reforms is complex and could cause the payments calculated for the LIBOR-based debt and derivative instruments to be materially different than expected, which could have a material adverse effect on our business, financial condition and results of operation.
•Income Taxes: Income tax expense reflects current tax and deferred taxes related to the operation of our jack-up rigs and may vary significantly depending on the jurisdiction(s) of operation of our subsidiaries, the underlying contractual arrangements and ownership structure and other factors. In most cases, the calculation of tax is based on net income or deemed income in the jurisdiction(s) where our subsidiaries operate. As we transition our focus to the operation of our jack-up rigs, our income tax expense will be primarily affected by the number of jack-up rigs under contract from time to time and the dayrates we are able to charge our customers as well as the expenses we incur which can vary from time to time. Because taxes are impacted by taxable income of our subsidiaries, our tax expense may not be correlated with our income on a consolidated basis.

A.OPERATING RESULTS
Year ended December 31, 2021 compared to the year ended December 31, 2020
The following table summarizes our results of operations for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
(in $ millions)	2021	2020
Dayrate revenue	205.8	265.2
Related party revenue	39.5	42.3
Operating revenues	245.3	307.5
Gain on disposals	1.2	19.0
Total operating expenses	(334.8)	(514.5)
Operating loss	(88.3)	(188.0)
Other non-operating income	3.6	—
Income from equity method investments	16.1	9.5
Total financial expenses, net	(114.7)	(122.9)
Income tax expense	(9.7)	(16.2)
Net loss and total comprehensive loss	(193.0)	(317.6)
The following table sets forth a reconciliation of Adjusted EBITDA to net loss for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
(in $ millions)	2021	2020
Net loss	(193.0)	(317.6)
Depreciation of non-current assets	119.6	117.9
Impairment of non-current assets	—	77.1
Interest income	—	(0.2)
Interest expense, gross	92.9	92.4
Interest capitalized to newbuildings	—	(5.0)
Foreign exchange loss/(gain), net	2.8	(1.5)
Other financial expenses	19.0	8.3
Income from equity method investments	(16.1)	(9.5)
Change in fair value of call spreads (1)	—	2.3
Loss on forward contracts (1)	—	26.6
Other non-operating income	(3.6)	—
Amortized mobilization cost	12.6	28.9
Amortized mobilization revenue	(5.9)	(15.9)
Income tax expense	9.7	16.2
Adjusted EBITDA	38.0	20.0
(1) Change in fair value of call spreads and loss on forward contracts comprise "Other financial expenses, net" in the Statements of Operations. See Note 8 - Other Financial Expenses, net of our Audited Consolidated Financial Statements included herein.

Operating Revenues
Total operating revenues decreased by $62.2 million to $245.3 million for the year ended December 31, 2021 compared to $307.5 million in 2020. This was principally due to the following decreases:

•$89.6 million decrease due to a decrease in operating days primarily in relation to jack-up rigs "Frigg", "Ran", "Gerd" and "Groa" as these rigs were operational in 2020 and warm stacked in 2021;

•$43.3 million decrease due to a decrease in operating days in relation to the rigs "MSS1", "Dhabi II" and "B152" as these rigs were operational for a portion of 2020, before being disposed of within the same year;
•$7.4 million decrease primarily due to a decrease in operating days in relation to jack-up rig "Natt";
•$11.5 million decrease in related party management services revenues due to a reduction in add-on recharge revenues, as a result of Perfomex and Perfomex II directly hiring personnel in 2021, whereas during 2020 the cost of all expat and certain local personnel was borne by the Company and re-charged to the joint ventures with a fixed mark-up.

These decreases were offset by the following increases:

•$67.1 million increase due to an increase in operating days primarily in relation to jack-up rigs "Prospector 5", "Prospector 1", "Gunnlod" and "Saga";
•$13.8 million increase due to an increase in operating days for jack-up rig "Skald" as the rig was stacked during 2020; and
•$8.7 million increase in related party bareboat revenues as a result of improved profitability of jack-up rigs "Galar", "Grid", "Njord", "Gersemi" and "Odin", that we lease to our joint ventures, Perfomex and Perfomex II, on a bareboat charter basis.

Gain on Disposals
Gain on disposals was $1.2 million for the year ended December 31, 2021 compared to $19.0 million in 2020. In 2021 we recognized a gain of $1.3 million in relation to the sale of rig related equipment, offset by a $0.1 million loss on the sale of jack-up rig "Balder". In 2020 we recognized a gain on disposal of $17.8 million relating to jack-up rigs "B152", "Dhabi II" and "Atla" as well as a gain on disposal of rig related equipment of $1.6 million. These gains recognized in 2020 were offset by a loss on disposal of $0.4 million relating to jack-up rig "B391".
Total Operating Expenses
Operating expenses include the following items:

	For the Year Ended December 31,
(in $ millions)	2021	2020
Rig operating and maintenance expenses	180.5	270.4
Depreciation of non-current assets	119.6	117.9
Impairment of non-current assets	0.0	77.1
General and administrative expenses	34.7	49.1
Total operating expenses	334.8	514.5
Total operating expenses decreased by $179.7 million to $334.8 million for the year ended December 31, 2021 compared to $514.5 million in 2020.
Rig operating and maintenance expenses decreased by $89.9 million to $180.5 million for the year ended December 31, 2021 compared to $270.4 million for 2020. This was principally due to the following decreases:

•$60.7 million decrease due to a decrease in operating days primarily in relation to jack-up rigs "Frigg", "Ran", "Gerd" and "Groa" as these rigs were operational in 2020 and warm stacked in 2021;
•$34.9 million decrease in operating days in relation to jack-up rigs "MSS1", "Dhabi II", "B152" and "B391" as these rigs were operational for a portion of the year ended December 31, 2020, before being disposed of within the same year;
•$10.5 million decrease as a result of Perfomex and Perfomex II directly hiring personnel in 2021, whereas during 2020 the costs of all expat and certain local personnel was borne by the Company and re-charged to the joint ventures with a fixed mark-up.

These decreases were offset by a $16.2 million increase due to an increase in operating days primarily in relation to jack-up rigs "Gunnlod" and "Skald" which began operations in September 2020 and June 2021 respectively.

Depreciation of non-current assets increased by $1.7 million to $119.6 million for the year ended December 31, 2021 compared to $117.9 million for 2020. The increase is primarily a result of $23.8 million in depreciable additions for the year ended December 31, 2021.

Impairment of non-current assets was nil for the year ended December 31, 2021 compared to $77.1 million in 2020. In the year ended December 31, 2020, the Company recognized an impairment charge of $18.4 million as we entered into an agreement to sell the semi-submersible "MSS1", which was built in 1981, as well as an impairment charge of $58.7 million in relation to the rigs "Atla" and "Balder", both cold-stacked rigs which were built in 2003. All these rigs were subsequently sold.
General and administrative expenses decreased by $14.4 million to $34.7 million for the year ended December 31, 2021 compared to $49.1 million in 2020. The decrease is primarily a result of $15.2 million in costs incurred in the year ended December 31, 2020, associated with our 2020 debt agreement amendments. This decrease was offset by $1.3 million of costs associated with our ATM program, incurred in 2021.
Income from Equity Method Investments
Income from equity method investments increased by $6.6 million to $16.1 million for the year ended December 31, 2021 compared to $9.5 million for 2020. The overall increase is a result of a $9.5 million increase in profitability during 2021 in our Opex and Akal joint ventures, prior to their disposal during the third quarter of 2021, offset by a decrease of $2.9 million in income from Perfomex and Perfomex II, due to higher bareboat charges being incurred in 2021.
Total Financial Expenses, net
Total financial expenses, net, includes the following items:

	For the Year Ended December 31,
(in $ millions)	2019	2020
Interest income	—	(0.2)
Interest expenses, net of amounts capitalized	92.9	87.4
Other financial expenses, net	21.8	35.7
Total financial expenses, net	114.7	122.9

Total financial expenses, net decreased by $8.2 million to $114.7 million for the year ended December 31, 2021 compared to $122.9 million for 2020.

Interest expenses, net of amounts capitalized, increased by $5.5 million to $92.9 million for the year ended December 31, 2021 compared to $87.4 million for 2020. The overall increase is primarily attributable to the amendments made to our various financing facilities in June 2020 and January 2021.
Other financial expenses, net, decreased by $13.9 million to $21.8 million for the year ended December 31, 2021 compared to $35.7 million in 2020. This was principally due to the following decreases:

•$26.6 million decrease due to the loss on forward contracts recognized in 2020 relating to a forward contract to acquire 4.2 million shares in Valaris plc, in which on April 30, 2020, we purchased our forward contract asset and settled in full the forward contract liability position and took delivery of the shares in Valaris plc, which we subsequently sold in May and June 2020; and
•$2.3 million decrease due to a loss on call spreads in 2020, which related to the change in fair value of our call spread on our convertible bond.

These decreases were offset by the following increases:

•$7.5 million increase in yard cost cover expenses as a result of a full year of cost cover expenses for jack-up rigs "Tivar", "Vale" and "Var" as cost cover commenced accruing in the third and fourth quarter of 2020;
•$4.3 million increase in foreign exchange losses; and
•$1.5 million decrease in realized gains on financial instruments due to the sale of shares in Valaris pls in May and June 2020.

Income Tax Expense
Income tax expense decreased by $6.5 million to $9.7 million for the year ended December 31, 2021 compared to $16.2 million for 2020. This is principally due to the following decreases:
•$3.1 million decrease due to a refund in India received in 2021, relating to legacy Paragon operations; and
•$8.4 million decrease due to reduced activity in Nigeria, UK and Thailand in 2021 compared to 2020.

These decreases were offset by the following increases:

•$3.3 million increase due to increased activity in Gabon and Malaysia in 2021 compared to 2020;
•$2.6 million increase due to the withholding tax on the sale of our IWS joint ventures Opex and Akal, in 2021.
Year ended December 31, 2020 compared to the year ended December 31, 2019

For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects A. Operating Results – Year ended December 31, 2020, compared to the year ended December 31, 2019” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021.

B.LIQUIDITY AND CAPITAL RESOURCES

Short-Term Liquidity and Cash Requirements
Historically, we have met our liquidity needs principally from proceeds from equity offerings and our convertible bonds, availability under our Financing Arrangements, including the shipyard delivery Financing Arrangements related to our newbuild rigs, cash generated from operations, and sale of non-core assets.

Our funding and treasury activities are conducted within our established corporate policies and are intended to maximize investment returns in light of our liquidity requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in various currencies such as Malaysian Ringgit, Thai Baht, British Pounds, and Euros. We have not made use of derivative instruments.
Our primary uses of cash during the year ended December 31, 2021 were operating expenses, investing activities including capital expenditures mainly related to activations and re-activations of jack-up rigs, and interest payments. Capital expenditures related to contract preparation, purchase and refurbishment of rig equipment, and other investments are highly dependent on how many jack-up rigs we activate or re-activate, which is in turn dependent on the number of contracts we are able to secure. We funded our 2021 capital expenditures and deferred costs using available cash and cash flows from operations, repayment of funding from equity method investments, proceeds from the sale of our IWS joint ventures and proceeds from share issuances. We expect our funding sources to be similar in 2022, using available cash and cash flows from operations, repayments of loans from equity method investments as well as potential debt and equity financings, although there is no assurance regarding future equity raises nor re-financings or new financings.
As of December 31, 2021 we had $34.9 million in cash and cash equivalents and $11.1 million in restricted cash. Included within restricted cash is $10.0 million relating to bank deposits which have been pledged as collateral for performance guarantees issued by banks in relation to rig operating contracts and $1.1 million relating to minimum deposits which are required to be maintained in accordance with our debt financings.

As at December 31, 2021, we had $10 million undrawn under our Syndicated Senior Secured Credit Facility and $20 million undrawn under our New Bridge Facility, both of which are available only with consent from all lenders thereunder.
We are dependent on cash generated by our subsidiaries which are subject to legal and contractual restrictions. See the section entitled "Item 3.D..Risk Factors—Risk Factors related to our business. We are a holding company and are dependent upon cash flows from subsidiaries and equity method investments to meet our obligations. If our operating subsidiaries or equity method investments experience sufficiently adverse changes in their financial condition or results of operations, or we otherwise become unable to arrange further financing to meet our liquidity requirements to satisfy our debt or other obligations as they become due, we may become subject to insolvency proceedings.

Equity Offerings

On December 28, 2021, the Company launched a $30.0 million private placement by issuing 13,333,333 new depository receipts (representing the same number of shares) at a subscription price of $2.25 per depository receipt. On January 31, 2022, the equity offering was settled and the Company's issued share capital was increased by $1.3 million to $15.1 million, divided into 150,551,508 common shares with a nominal value of $0.10 per common share.

In addition, in December 2021, we announced that we reached agreements in principle with our shipyard creditors to refinance and defer a combined $1.4 billion debt maturities and delivery installments from 2023 to 2025. As part of these agreements, we agreed, among other things, to apply a portion of future net equity offerings (approximately 35%) to repay amounts owed to the yards, first to be applied to the accrued and capitalized costs, and secondly to repay principal.

During March 2022, we sold 1,521,944 shares under our ATM program, raising gross proceeds of $5.2 million and net proceeds of $5.1 million, whereas the compensation paid by the Company to Clarkson Platou Securities, Inc., as agent under the ATM program was equivalent to $0.1 million.

For details of the Company's equity offerings for the years ended December 31, 2021 and 2020, see Note 28 - Equity of our Audited Consolidated Financial Statements included herein.
Long-Term Liquidity and Cash Requirements

Our long-term liquidity and cash requirements are primarily for funding our activation projects, repaying our debt and interest obligations as well as cash requirements in relation to taking delivery of rigs under construction. Sources of funding for our long-term requirements include cash from operations, refinancing of our existing financing arrangements, delivery financing from shipyards and equity offerings. See Note 1 - General of our Audited Consolidated Financial Statements included herein for our going concern assessment.
Capital Expenditures Commitments

Our primary commitments for capital expenditures relate to the commitments relating our newbuild jack-up drilling rigs from Keppel. The total commitment outstanding on these premium newbuild rigs is approximately $621.0 million, of which $448.2 million relates to the newbuild rigs acquired as part of the Transocean Transaction and $172.8 million relates to the agreement to acquire five newbuild rigs from Keppel as part of the Keppel Acquisition (see Note 22 - Commitments and Contingencies of our Audited Consolidated Financial Statements included herein). Of the total commitment outstanding of $621.01 million, we have the option to receive debt financing from the yard creditors of $406.3 million. During the year ended December 31, 2020, our capital expenditure associated with our newbuild rigs, including deferred costs, was $181.8 million, of which the entire amount was settled by issuing long-term debt. No capital expenditures were made on our newbuild rigs during the year ended December 31, 2021.

In addition, as of December 31, 2021, we estimate our capital expenditures associated with upcoming contracts in the next twelve months is approximately $17.3 million. This is based on known contracts as at December 31, 2021, for which management has an approved capital expenditure budget.
Contractual Obligations
We had no off-balance sheet arrangements as of December 31, 2021, other than commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees towards third parties such as performance guarantees to customers as they relate to our drilling contracts. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2021, we had not been required to make collateral deposits with respect to these agreements due to a failure to meet our performance obligations.

Cash Flows
Our cash flows for the years ended December 31, 2021 and 2020 are presented below:

	For the Year Ended December 31,
(In $ millions)	2021	2020
Net cash used in operating activities	(58.9)	(54.8)
Net cash provided by/(used in) investing activities	40.9	(119.7)
Net cash provided by financing activities	44.8	65.2
Net change in cash and cash equivalents and restricted cash	26.8	(109.3)
Net cash used in operating activities
Net cash used in operating activities was $58.9 million during the year ended December 31, 2021, compared to $54.8 million used in operations during the year ended December 31, 2020. The increase of $4.1 million was primarily due to movements in working capital. Included within net cash used in operating activities during the year ended December 31, 2021, are interest payments of $57.2 million, net of capitalized interest and income tax refunds of $0.8 million; compared with interest payments, net of capitalized interest of $40.1 million and income tax payments of $8.6 million used in operations during the year ended December 31, 2020.
Net cash provided by/(used in) investing activities
Net cash provided by investing activities of $40.9 million for the year ended December 31, 2021 is comprised of:

•$46.5 million in net distributions from our equity method investments as a result of the return of previous shareholder funding;
•$10.6 million proceeds from the sale of our previous equity method investments, Opex and Akal;
•$1.4 million proceeds from the sale of jack-up rig "Balder"; and
•$1.3 million proceeds from the sale of rig related equipment.

This was partially offset by $18.8 million in additions to jack-up rigs primarily as a result of activation costs and $0.1 million in additions to property, plant and equipment.

Net cash used in investing activities of $119.7 million for the year ended December 31, 2020 is comprised of:

•$92.5 million to settle our forward position and take delivery of 4.2 million shares in Valaris plc.;
•$37.4 million in additions to jack-up rigs;
•$25.5 million in net contributions to our equity method investments; and
•$5.0 million in additions to newbuildings.

This was partially offset by:
•$31.4 million proceeds from the sale of rigs "B391", "B152", "Dhabi II", "MSS1", "Eir" and "Atla";
•$3.0 million proceeds from the deposit on the sale of the "Balder";
•$3.0 million proceeds from the sale of 4.2 million shares in Valaris plc.; and
•$3.3 million proceeds from the sale of rig related equipment.
Net cash provided by financing activities
Net cash provided by financing activities of $44.8 million for the year ended December 31, 2021 is a result of the proceeds, net of transaction costs, from the January 2021 equity offering.

Net cash provided by financing activities of $65.2 million for the year ended December 31, 2020 is comprised of:
•$28.8 million proceeds, net of transaction costs from the June 2020 equity offering;
•$26.3 million proceeds, net of transaction costs from the October 2020 equity offering;
•$5.1 million proceeds, net of transaction costs from the November 2020 equity offering; and
•$5.0 million proceeds from the draw down of the New Bridge Facility.

Our Existing Indebtedness
As of December 31, 2021, we had total outstanding borrowings, gross of capitalized borrowing costs, back-end fees and effective interest rate adjustments, of $1.9 billion, secured by, among other things, our rigs. All of our debt matures in 2023. We have agreed with our shipyard creditors to extend the PPL Newbuild Financing maturity dates from 2023 to 2025 and to extend delivery dates for our newbuild rigs at Keppel by two years to 2025 and amend other payment and other provisions under those financing arrangements. The arrangements with the yard creditors, including the agreement to move maturity dates to 2025 are conditional upon us amending or refinancing our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds to mature no earlier than 2025. We are in discussions with the creditors under these Financing Arrangements, with a view to agreeing such an extension but we have not reached any agreement.

Our loan financing agreements include our Hayfin Facility, Syndicated Senior Secured Facility and New Bridge Facility agreements entered into in June 2019, as well as our PPL Newbuild Financing and Keppel Newbuild Financing Agreements, which were entered into in 2017 and 2018, respectively. We agreed to amendments to all of our facilities in June 2020 as well as further amendments in January 2021. In December 2021, we agreed with our shipyard creditors to certain amendments including to extend principal repayment dates for the PPL Newbuild Financing from 2023 to 2025 and newbuild delivery dates with Keppel by two years to 2025. Between January and March 2022, we agreed amendments to our Syndicated Senior Secured Facility, New Bridge Facility and Hayfin Facility whereby those creditors consented to the Company entering into agreements with PPL and Keppel to defer debt maturities and delivery installments until 2025 and making other amendments to the shipyard facilities, including changing payment schedules in 2022 and 2023.

In May 2018, we raised $350.0 million through the issuance of the Convertible Bonds, which mature in May 2023. As at December 31, 2021, the conversion price was $63.5892 per share, with the full amount of the convertible bonds convertible into a total of 5,504,079 shares.

As of December 31, 2021, we were in compliance with all our covenants under our various loan agreements. See Note 20 - Long-Term Debt and Note 29 - Subsequent Events of our Audited Consolidated Financial Statements included herein for additional information on our borrowings as of December 31, 2021.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.
D.TREND INFORMATION

Off-Shore Drilling Market
Commodity prices have risen since the beginning of 2021, and, in March 2022, the price for Brent crude oil had exceeded the $130 per barrel level but has declined more recently reaching for example approximately $98.0 as of March 15, 2022. Current oil and gas prices have been favorably impacted by an increase in demand as the world economies emerge from the COVID-19 pandemic related shutdowns combined with a growing economy. As a result, demand has risen faster than supply resulting in a rise in commodity prices. In addition, commitments by OPEC+ to maintain its conservative supply program, and ongoing capital discipline by publicly traded operators in North America, have bolstered the increase in commodity prices, as well as market concerns over oil supply disruptions caused by the Russian military actions across Ukraine. Analysts predict that the market tightness will extend into 2022 and absent any further significant COVID-related disruption, oil demand is expected to exceed pre-pandemic levels before the end of the year and further strengthen in 2023.
As a result of improved commodity prices, and increased capital spending by our clients, demand for contract drilling services has improved from previous lows. Consequently, the offshore drilling industry has seen contracting activity and dayrates increase in 2021 and continue to do so into 2022. Many new contracts remain relatively short in duration but forecasts of total demand, as measured in rig-years, have improved.
With a global competitive jack-up rig utilization of approximately 84% in February 2022, based on industry reports (such as IHS Markit), which represents an increase of 4% from February 2021, we remain optimistic that recent positive trends will continue and that the offshore drilling market will continue to improve in the foreseeable future, predicated on continued strength in the demand for hydrocarbons. Currently, there are 231 modern jack-ups contracted, representing an increase of approximately 18 units as compared to recent lows in late 2020 and during the same period, the number of standard jack-ups contracted has shrunk by approximately six units, confirming our view of a continued market bifurcation and operators’ preference for modern rigs.

Although demand is expected to improve and consequently the number of contracted rigs to increase, rig supply is also expected to increase, assuming there is no further scrapping of rigs. Currently, there are approximately 29 rigs under construction that may be delivered over the coming years; of the rigs under construction most of them currently do not have drilling contracts in place. Notwithstanding the potential increase in supply, the fundamentals for the offshore drilling market appear to be improving; however, our industry continues to face uncertainties and it is uncertain if it will return to activity levels experienced in historical cycle peaks.
In addition, energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. We also expect inflationary pressures to persist as well as continue to experience disruptions in supply chains and distribution channels. Nonetheless, the global energy demand is predicted to increase over the coming decades, and we expect that offshore oil and gas will continue to play an important and sustainable role in meeting this demand for the foreseeable future.
Financing Arrangements

In December 2021, we agreed with our shipyard creditors amendments to maturity dates and rig delivery dates from 2023 to 2025, which are contingent on agreeing, by June 30, 2022, similar amendments to extend the maturity dates to no earlier than 2025 with our other secured creditors and the holders of our Convertible Bonds.
In connection with the December 2021 agreement in principle with its shipyard creditors, the Company needed certain approvals and waivers from our other secured creditors. As part of the consents obtained, the Company entered into a consent letter pursuant to which it undertook to negotiate and use its best efforts to (i) agree a binding lock-up and refinancing agreement in relation to the Syndicated Facility, New Bridge Facility and the Convertible Bonds by no later than March 31, 2022, and (ii) implement and complete a refinancing of the Syndicated Facility, New Bridge Facility and the Convertible Bonds by no later than June 30, 2022. The Company and the relevant creditors did not agree a binding lock-up and refinancing agreement in relation to the Syndicated Facility, New Bridge Facility and the Convertible Bonds by March 31, 2022 and, in April 2022, the Company received correspondence on behalf of a group of lenders under the Syndicated Facility and New Bridge Facility asserting those lenders' opinion that the Company had failed to comply with its obligations in the consent letter, and further asserting that a failure to comply with the consent letter constitutes a default under those facilities and reserving those lenders' rights in respect of the asserted non-compliance.
Although a binding lock-up and refinancing agreement was not agreed by March 31, 2022, the Company is of the opinion that it had used its best efforts to reach an agreement by that date and accordingly it has complied with its obligations, and therefore disagrees with those lenders' opinion. Further, the correspondence received from the lenders as described above does not constitute a default notice and the Company has not received any notice from the Facility Agent in this respect. In accordance with the terms of the facility agreement, the Facility Agent is the only party who has the authority to deliver notices on behalf of the syndicate and the facility agreement requires instruction from holders of two thirds (2/3) of loans to require the Facility Agent to deliver a default notice, which the group serving the reservation of rights currently does not have. The Company remains in discussions with relevant creditors with a view to reaching a binding agreement on a refinancing or amendment of all such arrangements by June 30, 2022. Please see sections "Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations and Future Results" and "Item 5. Operating and Financial Review and Prospects—Recent Developments". Please see sections "Item 5. Operating and Financial Review and Prospects—Material Factors Affecting Results of Operations and Future Results" and "Item 5. Operating and Financial Review and Prospects—Recent Developments". We face a significant risk if we are unable to reach an agreement by June 30, 2022, in which case all our debt will mature in 2023, unless otherwise refinanced or agreed with creditors. Please see “Item 3.D. Risk Factors—Risk Factors Related to Our Financing Arrangements—We have significant debt maturities in the coming years and our agreement to extend the maturity of approximately $1 billion of debt with shipyards from 2023 to 2025 is conditional upon us reaching a similar agreement to extend maturities under our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds by June 30, 2022.
Other than as disclosed in this report, we are not aware of any material trends, uncertainties, demands, commitments, or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.CRITICAL ACCOUNTING ESTIMATES

We prepare our Audited Consolidated Financial Statements in accordance with generally accepted accounting principles in the U.S., which require us to make significant judgements and estimates that are important to our financial position and results of operations. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities. Actual results may differ from these estimates.
We consider the following to be our critical accounting estimates. For a summary of our significant accounting policies, see Note 2 - Basis of Preparation and Accounting Policies of our Audited Consolidated Financial Statements included herein.
Impairment of jack-up rigs
We continually monitor events and changes in circumstances that could indicate carrying amounts of our jack-up rigs may not be recoverable. At least annually, and additionally if such events or changes in circumstances are present, we assess the recoverability of our jack-up rigs by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows.
In assessing the recoverability of our jack-up rigs' carrying amounts, we make assumptions regarding estimated future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over their respective fair value. Two critical assumptions, utilization and dayrate revenue, are key assumptions utilized in determining the estimated future cash flows and are highly market dependent. Other assumptions include estimates in respect of residual or scrap values, operating and maintenance expenses and capital expenditures.
The sensitivity analysis has been performed based on changes in utilization and dayrate revenue critical assumptions on the consolidated jack-up rig and newbuild fleet:
•5% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.
•10% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.

(In $ millions)	Cash Flow Headroom	Impairment Charge
5% decrease to utilization and dayrate revenue	5,528.3	—
10% decrease to utilization and dayrate revenue	3,005.9	—
As of December 31, 2021 and 2020, the carrying amount of our jack-up rigs and newbuildings was $2,866.3 million and $2,960.1 million, respectively. There was no impairment recognized for the year ended December 31, 2021, however, the Company recognized an impairment charge of $77.1 million in the Consolidated Statements of Operations in the year ended December 31, 2020 as it related to jack-up rigs "Atla", "Balder" and "MSS1".
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	58	Chairman of our Board of Directors and Director
Pål Kibsgaard	54	Deputy Chairman of our Board of Directors and Director, Nominating and Governance Committee Member
Kate Blankenship	56	Director, Audit Committee Chairperson and Compensation Committee Chairperson
Neil Glass	60	Director, Audit Committee Member, Chair of Nominating and Governance Committee
Mi Hong Yoon	51	Director and Company Secretary
Patrick Schorn	53	Chief Executive Officer, Borr Drilling Management UK
Magnus Vaaler	38	Chief Financial Officer, Borr Drilling Management AS
Biographies

Certain biographical information about each of our directors and executive officers is set forth below:

Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder. He served as the Chairman of the Board from August 2017 until September 2019 and was appointed Chairman of the Board again in February 2022. Mr. Trøim is the founder and sole shareholder of Magni Partners and is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the U.K. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries serving in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a Director of Seatankers Management Co. Ltd. from 1995 until September 2014, was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. Mr. Trøim is a Norwegian citizen and a resident of the United Kingdom. Other directorships and management positions include, Magni Partners (Bermuda) Limited (Founding Partner), Golar LNG Limited (Chairman), Golar LNG Partners LP (Chairman) (until April 15, 2021), Hygo Energy Transition Ltd (Chairman) (until April 15, 2021), Stolt-Nielsen SA. (Director), Magni Sports AS (Director) and Vålerenga Fotball AS (Director).
Pål Kibsgaard has served as Deputy Chairman on Board since February 2022 having previously held the position of Chairman on our Board of Directors from October 2019 until February 2022 In addition, Mr. Kibsgaard, has and continues to serve on our Nominating and Governance Committee. Mr. Kibsgaard has held a variety of global senior management positions at Schlumberger Limited, including the Chairman and CEO, COO, President of the Reservoir Characterization Group, Vice-President of Engineering, Manufacturing and Sustaining and Vice-President of Human Resources. Earlier in his Schlumberger career, Mr. Kibsgaard was a Geomarket Manager for the Caspian region after holding various field positions in sales, marketing and customer support. Most recently, Mr. Kibsgaard held the Chief Executive Officer position at Katerra, a US construction technology company. Mr. Kibsgaard holds a Masters degree from the Norwegian Institute of Technology and is a petroleum engineer. Mr. Kibsgaard is a Norwegian citizen and a resident of the United States.

Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019 as well as serves on our Compensation Committee. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous companies, including as Director and Audit Committee Chairperson of North Atlantic Drilling Ltd. from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd. from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018. Mrs Blankenship also serves as a Director of 2020 Bulkers Ltd and International Seaways Inc. Mrs Blankenship is a United Kingdom citizen and resident.
Neil Glass has served as a Director on our Board since December 2019 and also serves as an Audit Committee Member and chairs our Nominating and Governance Committee. Mr. Glass worked for Ernst & Young for 11 years: seven years with the Edmonton, Canada office and four years with the Bermuda office. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. Mr. Glass also serves as a Director and Audit Committee Chair of Cool Company Ltd., Director and Audit Committee Member of 2020 Bulkers Ltd and Golar LNG Partners LP (until April 15, 2021). Mr. Glass is a Canadian citizen and a British Overseas Territories citizen and is a resident of Bermuda.
Mi Hong Yoon joined the Company as a Director on our Board and as our Company Secretary on March 1, 2022. Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She has extensive international legal and regulatory experience and is responsible for the corporate governance and compliance of the Company. Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held several director positions over the years. Ms. Yoon is an Australian citizen and a resident of Bermuda. Current directorships and management positions include 2020 Bulkers Ltd. (Director and Secretary) and Cool Company Ltd. (Director).

Patrick Schorn Mr. Schorn became the Chief Executive Officer of Borr Drilling in September 2020, after serving as a Director since January 2018. Mr. Schorn was previously the Executive Vice President of Wells for Schlumberger Limited. Prior to this role, he held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger in 1991 as a Stimulation Engineer in Europe and has held various management and engineering positions in France, United States, Russia, US Gulf of Mexico and Latin America. Mr. Schorn holds a Bachelor of Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands. Mr. Schorn is a Dutch citizen and resides in the United Kingdom.
Magnus Vaaler became the Chief Financial Officer of the Company in December 2020, previously serving as the VP Investor Relations and Treasury. Mr. Vaaler has been working in the Company’s Finance department since January 2018 with Treasury, Finance and Investor relations. Mr. Vaaler brings many years of finance, oil and offshore industry experience from three years as VP Finance at Offshore Merchant Partners, a portfolio company of Hitecvision, and seven years as Treasurer and VP Finance at Frontline Ltd., listed on NYSE and OSE. Mr. Vaaler holds a Bachelor of Commerce degree from University College Dublin. Mr. Vaaler is a citizen and resident of Norway.
Management of the Company
Our Board is responsible for determining the strategic vision and ultimate direction of our business, determining the principles of our business strategy and policies and promoting our current, short-term and long-term interests in a sustainable manner, taking into account economic, social and environmental conditions. Our Board possesses and exercises oversight authority over our business and, subject to our governing documents and applicable law, generally delegates day-to-day management of the Company to our senior management team. Our Board generally oversees risk management and our senior management team generally manage the material risks that we face. The Board must, however, be consulted on all matters of material importance and, or, of an unusual nature and, for such matters, will provide specific authorization to personnel in our senior management to act on its behalf.
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

B.COMPENSATION
During the year ended December 31, 2021, we paid our directors and executive officers aggregate compensation (including bonuses) of $5.8 million. In addition for 2021 we recognized an expense of $0.2 million relating to stock options for shares granted to certain of our directors and executive officers and immaterial costs related to the provision of pension, retirement or similar benefits to one executive officer, as our remaining directors and executive officers have chosen to opt out of the Company pension scheme.

Some of the directors elected to receive part of their compensation in the form of shares. The following table sets forth the shares issued to our directors in lieu of compensation during the financial year ended December 31, 2021:

	March 18, 2021		July 14. 2021
Name of Director	Number Shares Granted	Transfer Value ($)	Number Shares Granted	Transfer Value ($)
Tor Olav Trøim	75,041	180,097	12,967	21,370
Pål Kibsgaard	31,250	75,000	6,250	10,300
Kate Blankenship	93,800	225,121	16,209	26,712
Neil Glass	75,041	180,097	12,967	21,370
Georgina Sousa (1)	—	—	—	—
Total Directors	275,132	660,316	48,393	79,752

(1) Effective March 1, 2022, Ms. Sousa retired as Director and Company Secretary.

Shares granted on March 18, 2021 were in respect of director compensation for the three months ended December 31, 2019 as well as the year ended December 31, 2020. Shares granted on July 14, 2021 were in respect of director compensation for the three months ended March 31, 2021. The transfer value of the shares is determined based on the closing price of the Company's share on the Oslo Stock Exchange on the respective dates of issuances. All shares issued were from Treasury shares, for further details refer to Note 28 - Equity of our Audited Consolidated Financial Statements included therein.

See "Item 6.E. Share Ownership" for share compensation paid to executive officers during the year ended December 31, 2021.
C.BOARD PRACTICES
Our Board currently consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of the interest at a meeting of our directors. Subject to declaring the interest and any further disclosure required by the Companies Acts, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he or she may be interested therein, and if he or she does so, their vote shall be counted and may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.
Our Board is elected annually by a vote of a majority of the common shares represented at the meeting at which at least two shareholders, present in person or by proxy, and entitled to vote (whatever the number of shares held by them) constitutes a quorum. In addition, the maximum and minimum number of directors are determined by a resolution of our shareholders, but no less than two directors shall serve at any given time. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

The Directors may be re-elected. Directors stand for re-election at each annual general meeting but there is no limit on the term of office.
There are no service contracts between us and any member of our Board providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.
Independence of directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including this NYSE requirement. Nonetheless, a majority of the members of our Board are independent according to the NYSE’s standards for independence.
Board Committees
We have three board committees, being an audit committee, a nominating and governance committee and a compensation committee.
Audit committee
The NYSE requires, amongst other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom must be independent. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including the requirement to have three members on the audit committee. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation, our audit committee currently consists of two members, Kate Blankenship and Neil Glass, who are both independent under the NYSE listing standards and U.S. securities laws relating to audit committees. Under our audit committee charter, the audit committee is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors, reviewing, evaluating and advising the Board concerning the adequacy of our accounting systems, internal controls and compliance with legal and regulatory requirements.

Compensation committee
The NYSE requires, amongst other things, that a listed U.S. company have a compensation committee composed entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a compensation committee currently consisting of Kate Blankenship, who is an independent director according to NYSE's standards for independence. The compensation committee is responsible for establishing general compensation guidelines and policies for executive employees. The compensation committee determines the compensation and other terms of employment for executive employees (including salary, bonus, equity participation, benefits and severance terms) and reviews, from time to time, our compensation strategy and compensation levels in order to ensure we are able to attract, retain and motivate executives and other employees. The compensation committee is also responsible for approving any equity incentive plans or arrangements and any guidelines or policies for the grant of equity incentives thereunder to our employees. It oversees and periodically reviews all annual bonuses, long-term incentive plans, stock options, employee pension and welfare benefit plans and also reviews and makes recommendations to the Board regarding the compensation of directors for their services to the Board.
Nominating and governance committee
The NYSE requires, amongst other things, that a listed U.S. company have a nominating and corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a nominating and corporate governance committee consisting of two members, Pål Kibsgaard and Neil Glass, both of whom are independent directors according to the NYSE’s standards for independence. The nominating and governance committee is appointed by the Board to assist the Board in (i) identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, (ii) recommending to the Board the director nominees to stand for election at the next general meeting of shareholders, (iii) developing and recommending to the Board a set of corporate governance principles applicable to our directors and employees, (iv) recommending committee structure, operations and reporting obligations to the Board, (v) recommending committee assignments for directors to the Board and (vi) overseeing an annual review of Board performance.

Executive sessions
The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that, if such executive sessions include any non-management directors who are not independent, all independent directors also meet in an executive session at least once a year. All of our directors are non-management and regularly hold executive sessions without management and our independent directors hold executive sessions when deemed appropriate.
D.EMPLOYEES
Employees

The table below presents our employees and contractors by function:

	As at December 31,
@	2021	2020	2019
Rig Based	1,731	1,190	1,697
Shore Based	195	155	239
Total	1,926	1,345	1,936

Company Employees	517	418	694
Contractors	1,409	927	1,242
Total	1,926	1,345	1,936

These employees and contractors have extensive technical, operational and management experience in the jack-up segment of the shallow-water offshore drilling industry.

The decrease in the number of employees and contractors in the year ended December 31, 2020 is primarily a result of reduced operations and therefore reduced rig based employees and contracts, as a result of the effect of COVID-19.
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
The table below presents our employees and contractors by function as of December 31, 2021:

	Company Employees	Contractors	Total
Rig-based	362	1,369	1,731
Shore-based	155	40	195
Total	517	1,409	1,926
We seek to employ national employees and contractors wherever possible in the markets in which our rigs operate. This enables us to strengthen customer and governmental relationships, particularly with NOCs, and results in a more competitive cost base as well as relatively lower employee turnover.
E.SHARE OWNERSHIP
The following table sets forth information as of April 4, 2022 with respect to the beneficial ownership of our common shares by:
•each of our directors and executive officers; and
•all of our directors and executive officers as a group
The calculations in the table below are based on 151,667,119 common shares outstanding as of April 4, 2022, following the increase in our share capital as a result of the completion of our equity offering in January 2022, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”. The table above also reflects our reverse share split which occurred on December 14, 2021.
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

Name of Director of Officer	Common Shares Owned(1)	Ownership (%)	Number of Options	Options Vested	Exercise Price ($)	Expiry Date
Tor Olav Trøim	10,124,935	6.7%	—	—	—	—
Pål Kibsgaard	562,500	*	—	—	—	—
Kate Blankenship	180,009	*	15,000	11,250	35.00	March 11, 2024
Georgina Sousa (2)	—	*	5,000	3,750	35.00	March 11, 2024
Neil Glass	116,152	*	—	—	—	—
Patrick Schorn (3)	1,000,000	*	1,200,000	—	2.00	August 12, 2026
Magnus Vaaler	65,000	*	35,000	26,250	48.70	June 7, 2023
Magnus Vaaler (3)	—	*	550,000	—	2.00	August 12, 2026
Total Directors and Officers	12,048,596	7.9%	1,805,000	41,250
(1) Represents shares beneficially owned by Tor Olav Trøim, including those held by Drew Holdings Ltd., Magni Partners (Bermuda) Ltd and their respective subsidiaries and affiliates, as the context may require.

(2) Effective March 1, 2022, Ms. Sousa retired as Director and Company Secretary.

(3) The following options were granted during the year ended December 31, 2021.
(*) Represents ownership of less than 1% of our outstanding shares.
Long-term Incentive Program
We have adopted a long-term incentive plan and have authorized the issuance of up to 6,897,000 options pursuant to awards under our long-term incentive program, of which 1,227,000 options remain unallocated for further awards and recruitments. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of any of our subsidiaries are eligible to participate in our long-term incentive plan. The purpose of our long-term incentive program is to align the long-term financial interests of our employees and directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our long-term incentive plan permits the issuance of our shares.
The long-term incentive plan is based on the granting of options to subscribe to new securities. Such options are typically granted with a term of five years. The Board has the authority to set the subscription price, vesting periods and the terms of the options. No consideration is paid by the recipients for the options. When an individual ceases to be eligible to retain options, for example by leaving the group, unvested options lapse. Vested options must, under the same circumstances, be exercised within a certain period after the termination date. For further details on share options please refer to Note 24 - Share Based Compensation of our Audited Consolidated Financial Statements included herein.

Treasury shares
During the year ended December 31, 2021 we issued 323,525 of our treasury shares to various of our directors who elected to receive part of their director compensation in the form of shares, see “Item 6.B. Compensation”. We held 406,333 treasury shares as of December 31, 2021, which we may use for issuances under our long-term incentive program and for other purposes including issuance of shares to Directors as part of their annual compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
Except as specifically noted, the following table sets forth information as of April 4, 2022 with respect to the beneficial ownership of our common shares by each person known to us to own beneficially more than 5% of our total common shares.

	Common Shares (1)
Owner	Number	Percentage
Granular Capital Ltd (2)	27,498,802	18.1%
Allan & Gill Gray Foundation (3)	19,330,579	12.7%
Kistefos AS and related parties (4)	12,367,828	8.2%
Tor Olav Trøim (5)	10,124,935	6.7%
Schlumberger Oilfield Holdings Limited (6)	7,565,850	5.0%
(1) The calculations in the table above are based on 151,667,119 common shares outstanding as of April 4, 2022, following the increase in our share capital as a result of the completion of our equity offering, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”. The table above also reflects our reverse share split which occurred on December 14, 2021. All of our shareholders are entitled to one vote for each share held.
(2) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by Granular Capital Ltd on December 27, 2021.

(3) Based solely on information contained in a Schedule 13G filed on February 14, 2022 filed by Orbis Investment Management Limited ("OIML"). To the best of our knowledge, the Managers are ultimately controlled by the Allan & Gill Gray Foundation, through its ownership or control, as applicable, of OIML.
(4) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by Kistefos AS on March 17, 2022. DNB Banks ASA announced on March 17, 2022 it had acquired and sold the 11,058,824 shares under a forward contract with Kistefos AS with expected delivery under the forward contract on June 17, 2022. The notification additionally stated that Kistefos AS and related parties owned approximately 12,367,828 shares in the Company.
(5) Represents shares beneficially owned by Tor Olav Trøim, including those held by Drew Holdings Ltd., Magni Partners (Bermuda) Ltd and their respective subsidiaries and affiliates, as the context may require.

(6) Based solely on information contained in a Schedule 13G filed on February 14, 2022 by Schlumberger N.V. (Schlumberger Limited). As Schlumberger Oilfield Holdings Limited has not participated in the Company’s equity raises in 2020, 2021 and 2022 their shareholding has been diluted in comparison to their shareholdings in prior years.
To our knowledge, as of April 4, 2022, a total of 151,667,119 shares are held by 2 record holders in the United States, including Cede & Co., as nominee for the Depository Trust Company, which indirectly holds our shares on the NYSE and Oslo Børs.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the section entitled “Item 10.B. Memorandum of Association and Bye-Laws” for historical changes in our shareholding structure.
B.RELATED PARTY TRANSACTIONS
Related party transactions that we were party to for the years ended December 31, 2021, 2020 and 2019 are described in Note 27 - Related Party Transactions of our Audited Consolidated Financial Statements included herein. In addition, as of the date of this report, the Company incurred a cost of $0.4 million payable to Magni Partners Limited under its Corporate Support Agreement.
Other Relationships
Director participation in equity offering
Some directors and executive officers of the Company participated in the equity offering that closed on January 22, 2021 and January 31, 2022 on the same terms as other participants.
The following directors of the Company received shares as compensation for the year ended December 31, 2020 on March 14 2021 and three months ended March 31, 2021 on July 14 2021 as follows:

Name of Director	March 18, 2021	July 14, 2021
Tor Olav Trøim	75,041	12,967
Pål Kibsgaard	31,250	6,250
Kate Blankenship	93,800	16,209
Neil Glass	75,041	12,967
Total	275,132	48,393
For more information on shareholdings held by all directors and executive officers of the Company please see section entitled “Item 6.E. Share Ownership”
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See “Item 18. Financial Statements” for more information on the financial statements filed as a part of this annual report.

See “Item 4.B. Business Overview—Legal Proceedings” for a discussion of legal proceedings. We may, from to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements when we believe that a liability will be probable for which the amounts are reasonable estimable, based upon the facts known prior to the issuance of the financial statements.
Dividend distribution policy
We have not paid dividends to our shareholders since incorporation. We aim to distribute a portion of our future earnings from operations, if any, to our shareholders from time to time as determined by our board of directors. Any dividends declared in the future will be at the sole discretion of our Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities.
B.SIGNIFICANT CHANGES
There have been no significant changes since the date of our Audited Consolidated Financial Statements included in this report, other than as described in Note 29 - Subsequent Events of our Audited Consolidated Financial Statements included herein.
ITEM 9. THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS
Our common shares are listed on the Oslo Børs, our principal host market, and on the New York Stock Exchange under the symbol “BORR.”.
Please see “Item 10.B. Memorandum and Articles of Association” for a description of the rights attaching to our common shares.
B.PLAN OF DISTRIBUTION
Not applicable.

C.MARKETS
Our shares are listed on the Oslo Børs and New York Stock Exchange under the symbol “BORR”
D.SELLING SHAREHOLDERS
Not applicable.
E.DILUTION
Not applicable.
F.EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM AND ARTICLES OF ASSOCIATION
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
The Bye-Laws of the Company, as amended, are filed as Exhibit 1.2 to this annual report.
The following are summaries of material provisions of our Memorandum and Bye-Laws, insofar as they relate to the material terms of our shares.
Objects of Our Company
We were incorporated by registration under the Companies Act. Our business objects, as stated in section Six of our Memorandum of Association, are unrestricted and we have all the powers of a natural person.
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
Dividends
As a Bermuda exempted company limited by shares, we are subject to Bermuda law relating to the payment of dividends. We may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment:
•we will not be able to pay our liabilities as they fall due; or
•the realizable value of our assets is less than our liabilities.
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
The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. Our relationship is with the registered holder of our shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner), then the beneficial owner is entitled to the shares and may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain the registered holder may appoint the beneficial owner as the registered holder’s proxy.
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
The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. Bye-Law 100 is more restrictive in that it stipulates that the office of a Director shall be vacated upon the happening of any of the following events:
•If he resigns his office by notice in writing delivered to the registered office or tendered at a meeting of the Board;
•If he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;
•If he becomes bankrupt or compounds with his creditors;
•If he is prohibited by law from being a Director; or
•If he ceases to be a Director by virtue of the Companies Act or is removed from office pursuant to the company’s bye-laws.
Under our Bye-Laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of five directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of our shareholders. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Our directors are not required to retire because of their age, and the directors are not required to be holders of our shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.
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
Implications of Being a Foreign Private Issuer
We are considered a “foreign private issuer.” For more information, please see the section entitled "Item 10.H. Additional Information-Documents on Display".
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
•being permitted to present only two years of audited financial statements and only two years of related disclosure in “Item 5. Operating and Financial Review and Prospects” in this annual report; and

•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
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
We intend to take advantage of the reduced reporting requirements and exemptions to the extent we cease to qualify as a foreign private issuer but remain an emerging growth company. Notwithstanding our status as an emerging growth company, we have not elected to use the extended transition period for complying with any new or revised financial accounting standards and, in accordance with SEC standards applicable to emerging growth companies, such election is irrevocable. For more information, please see the section entitled “Item 3.D. Risk Factors—Risk Factors Related to Applicable Laws and Regulations—If we fail to comply with requirements relating to being a public company in the United States when obligated to do so, our business could be harmed and our Share price could decline.”
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
C.MATERIAL CONTRACTS
For more information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects and “Item 7. Major Shareholders and Related Party Transactions" as well as "Item 19. Exhibits" of this Annual Report.
D.EXCHANGE CONTROLS
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
E.TAXATION
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
Bermuda Taxation
While we are incorporated in Bermuda, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries are also not subject to any Bermuda tax. There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by nonresidents of Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our shares. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our common shares by a U.S. Holder (as defined below) that hold our common shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the IRS, administrative pronouncements, court decisions and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including, for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, dealers in securities or foreign currency, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders who are not U.S. Holders, U.S. expatriates, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their common shares pursuant to any employee share option or otherwise as compensation, investors that will hold their common shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes or investors who have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift tax or alternative minimum tax considerations, or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our common shares.
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
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common shares and their partners are urged to consult their tax advisors regarding an investment in our common shares.
Dividends
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” any cash distributions (including the amount of any tax withheld) paid on our common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Distributions in excess of our accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our common shares and thereafter generally treated as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income; provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We have listed our common shares on the New York Stock Exchange, which is an established securities market in the United States. The common shares are expected to be readily tradable. There can be no assurance that our common shares will continue to be considered readily tradable on an established securities market in the current year or in later years.
Dividends will generally be treated as income from sources outside the United States and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the U.S. foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.
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
Long-term capital gains of individuals and certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our common shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties and net gains from the disposition of assets that produce such income. However, passive income does not include income derived from the performance of services. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly or constructively, at least 25% (by value) of the stock.
Based upon our current and projected income and assets, including goodwill, and projections as to the value of our assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our most recent taxable year ended December 31, 2021, and we do not expect to be a PFIC for the current taxable year or for foreseeable future years. In making this determination, we believe that any income we receive from offshore drilling service contracts should be treated as “services income” as opposed to passive income under the PFIC rules. In addition, the assets we own and utilize to generate this “services income” should not be considered passive assets for purposes of the PFIC rules. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and because our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. No assurance can be given that the composition of our income or assets will not change in a manner that could make us a PFIC in the future. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
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
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common shares) and (ii) any gain realized on the sale or other disposition, including an indirect disposition such as a pledge, of common shares. Under the PFIC rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares;
•amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
•amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest marginal tax rate in effect for individuals or corporations, as appropriate, for that year; and
•the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.
If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is traded in other than de minimus quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in the applicable Regulations. For those purposes, our shares are treated as marketable stock since their listing on the New York Stock Exchange. We anticipate that our shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of shares held at the end of the taxable year over the adjusted tax basis of such shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the shares over the fair market value of such shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net market-to-market gains on the common shares included in the U.S. Holder's income for prior taxable year. The U.S. Holder’s adjusted tax basis in the shares would be adjusted to reflect any such income or loss amounts, and the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for dividends from qualified foreign corporations would not apply). If a U.S. Holder makes a mark-to-market election in respect of our common shares and we cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
If a U.S. Holder owns our common shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Foreign Financial Asset Reporting
A U.S. Holder may be required to report information relating to an interest in our common shares, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the U.S. Holder’s federal income tax return. A U.S. Holder may also be subject to significant penalties if the U.S. Holder is required to report such information and fails to do so. U.S. Holders are urged to consult their tax advisors regarding information reporting obligations, if any, with respect to ownership and disposition of our common shares.
F.DIVIDENDS AND PAYING AGENTS
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.
H.DOCUMENTS ON DISPLAY
We will file reports and other information with the Commission. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with it.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file annual reports on Form 20-F and furnished reports on Form 6-K with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.
Our information filed with or furnished to the SEC is available free of charge through our website (www.borrdrilling.com) or by calling us at +1 (441) 542-9234 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not a part of this annual report.
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
I.SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, including interest rate and foreign currency exchange risks. The following section provides qualitative and quantitative disclosures on the effect that these risks could have upon us. The below quantitative analysis provides information regarding our exposure to interest rate risk and foreign currency risk.
Interest Rate Risk
Our debt obligations, with the exception of our convertible bonds, are exposed to the impact of interest rate changes as we are required to make interest payments based on LIBOR plus associated margins that are specified in each financial arrangement. Significant increases in interest rates could adversely affect our results of operations and cash flow. In addition, on March 5, 2021 the ICE Benchmark Administration and the FCA made the LIBOR Announcement, regarding the phase of out LIBOR. As a result we may have to renegotiate certain of our LIBOR-based debt instruments to reflect the phase out of LIBOR and substitute for other replacement benchmarks. Given the inherent differences between LIBOR and any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. At this time, it is not possible to predict the effect that these developments, discontinuance of LIBOR, modification or other reforms to any other reference rate, or the establishment of alternative reference rates may have, or other benchmarks. Furthermore, the shift to alternative reference rates or other reforms is complex and could cause the payments calculated for the LIBOR-based debt and derivative instruments to be materially different than expected, which could have a material adverse effect on our business, financial condition and results of operation.

We may utilize derivative instruments to manage interest rate risk in the future, but we are not engaged in derivative transactions for speculative or trading purposes.
As of December 31, 2021, the fair value amount of our outstanding debt subject to variable interest rates was $1,567.4 million. Based on this outstanding debt balance, a hypothetical 100 basis point increase in annual LIBOR interest rates would increase our annual interest expense by $15.1 million. This analysis is based on the assumption that the increase in the annual LIBOR interest rate occurs on January 1, 2021 and the outstanding debt amount is constant throughout the year.
For disclosure of the fair value of our debt obligations outstanding as of December 31, 2021, refer to Note 26 - Financial Instruments of our Audited Consolidated Financial Statements included herein.
Foreign Currency Risk
The majority of our transactions are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses incurred associated with our international operations. This risk primarily pertains to our rig operating and maintenance expenses and our general and administrative expenses, which includes transactions denominated in primarily British Pounds, Malaysian Ringgit, Central African CFA Francs, Euros, Mexican Pesos, Singaporean Dollars, Norwegian Kroner, Nigerian Naira, Thai Baht and United Arab Emirates Dirham. We do not have any non-U.S. dollar debt and thus are not exposed to currency risk related to debt.

Our primary currency exchange rate risk management strategy involves structuring certain customer contracts to provide for payment from the customer in a combination of both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated in the customer contracts, resulting in partial exposure to currency exchange rate risk. Further, we may utilize foreign currency forward exchange contracts to manage foreign exchange risk. We are not engaged in derivative transactions for speculative or trading purposes.
The net foreign currency exchange impact resulting from our international operations has not historically had a material impact on our operating results with a foreign exchange loss of $2.8 million for the year ended December 31, 2021 recognized within "Other financial expenses, net" in our Consolidated Statements of Operations.
For the year ended December 31, 2021, a hypothetical ten percent adverse change in the exchange rates against the U.S. dollar would result in an increase of $12.9 million in our rig operating and maintenance expenses and general and administrative expenses, combined. The sensitivity analysis is based on an average ten percent increase in all foreign exchange currencies applied against the foreign currency transactions for the period thereby assuming foreign exchange rates change in a parallel manner, and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.DEBT SECURITIES

Not applicable.
B.WARRANTS AND RIGHTS

Not applicable.
C.OTHER SECURITIES

Not applicable.
D.AMERICAN DEPOSITORY SHARES

Not applicable.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13(a)-15(i) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021.
Management’s Annual Report on Internal Control over Financial Reporting
Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on the criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Please see below for a discussion of the Company’s remediation of a previously reported material weakness.
Remediation of Previously Reported Material Weakness
As disclosed in the Company's 20-F for the fiscal year ended December 31, 2020, a material weakness was identified related to certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our consolidated financial statements. The control deficiencies resulted from a lack of sufficient number of competent financial reporting and accounting personnel to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP. While these control deficiencies that existed at December 31, 2020 did not result in any material misstatement of the Company’s Consolidated Financial Statements, the Company’s management concluded that these deficiencies represented a material weakness for the fiscal year ended December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.
During 2021, our management took significant measures to successfully remediate the previously identified material weakness by increasing the number of technically qualified accounting personnel to strengthen the financial reporting function and to improve the financial and systems control framework. In addition, the Company (i) reassessed our internal control framework (ii) re-designed existing control procedures and implemented new control procedures in response to changes in personnel as well as our current business environment, (iii) enhanced the Company's existing processes and controls documentation and (iv) enhanced monitoring over employee accountability and compliance for control design and operation. Management performed testing and concluded that, through this testing, the previously identified material weakness relating to certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our consolidated financial statements has been remediated as of December 31, 2021.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act.
Changes in Internal Control over Financial Reporting

Except for the remediation procedures implemented by the Company as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Based on the qualifications and relevant experience described in "Item 6.A. Directors and Senior Management", our board of directors has determined that Kate Blankenship and Neil Glass each qualify as an audit committee financial expert as defined in Item 16A. of Form 20-F under the Exchange Act and are independent in accordance with SEC rule 10a-3 pursuant to Section 10A of the Securities Exchange Act of 1934 and NYSE listed company independence requirements applicable to audit committee members.
ITEM 16B.CODE OF ETHICS
Our Board has established a code of business conduct and ethics applicable to our employees, directors and officers. Any waiver of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our code of business conduct and ethics is publicly available on our website at www.borrdrilling.com and is reviewed on an annual basis. We will provide any persons, free of charge, a copy of our code of ethics upon written request to our registered office.
ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees and services
Effective from their appointment at the Annual General on September 17, 2019, the Company's shareholders approved the engagement of PricewaterhouseCoopers LLP, a United Kingdom entity ("PwC UK"), as the Company's independent registered public accounting firm.
Our audit committee charter requires that all audit and non-audit services provided by our independent registered public accounting firm are pre-approved by our audit committee. In particular, pursuant to our audit committee charter, the chair of the audit committee shall pre-approve all audit services to be provided to Borr Drilling, whether provided by our independent registered public accounting firm or other firms. Any decision of the chair of the audit committee to pre-approve audit or non-audit services shall be presented to the audit committee.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PwC UK and other member firms within the PwC network for the years ended December 31, 2021 and 2020:

	Year ended December 31,
(In millions of $)	2021	2020
Audit fees(1)	1.2	1.0
Audit-related fees(2)	0.3	0.1
Tax fees(3)	0.1	0.3
Total	1.6	1.4
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
(2) Audit-related fees consist of fees associated with our ATM program and corresponding registration statement.
(3) Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable
ITEM 16G.CORPORATE GOVERNANCE
Pursuant to Section 303A.11 of the NYSE listing standards, applicable to foreign private issuers, we are permitted to follow our home country practices in lieu of certain NYSE corporate governance requirements. Companies with securities listed at the OSE, are subject to report on the Norwegian Code of Practice for Corporate Governance (the "Norwegian Code").
Other than the matters described below, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE rules.

Audit Committee. NYSE listing standards require, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. The Norwegian Code requires that most of the members are independent, that the members of the audit committee shall be elected by and amongst the members of the board of directors, and further that the board members who also are senior employees are not elected as members. Our audit committee consists of two independent directors, Kate Blankenship and Neil Glass, respectively, which differs from the NYSE listing standards which require a minimum of three members. Our audit committee complies with Rule 10A-3 under the Securities Exchange Act of 1934, and the Norwegian Code.
Shareholder Approval Requirements. NYSE listing standards require that a listed U.S. company obtain prior shareholder approval for certain issuances of shares or the approval of, and material revisions to, equity compensation plans. As permitted under the Norwegian Code, Bermuda law and our bye-laws, we do not seek such shareholder approval prior to issuances of authorized stock exceeding 20% of the number of shares or voting power outstanding, issuances of shares to certain related parties or entities in which a related party has an interest or approval for equity compensation plans and to material revisions thereof.
ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.
ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
PART III
ITEM 17.    FINANCIAL STATEMENTS

Please see "Item 18. Financial Statements".
ITEM 18.    FINANCIAL STATEMENTS
The following financial statements listed below and set forth on the F-pages filed as part of this Annual Report.

ITEM 19.    EXHIBITS
Index to Exhibits

Exhibit Number	Description of Document

1.1*	Memorandum of Association of Borr Drilling (incorporated by reference from Exhibit 3.1 of the Registration Statement, filed on Form F-1, dated July 10, 2019)

1.2**	Amended and Restated Bye-Laws adopted on September 27, 2019

2.1**	Description of Securities Registered under Section 12 of the Exchange Act

4.1#*
Senior Secured Credit Facilities Agreement originally dated as of June 25, 2019 and amended and restated as of July 7, 2020 between Borr Drilling Limited, DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, among others (incorporated by reference from Exhibit 4.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020)

4.2 #*
First Supplemental Agreement to Senior Secured Credit Facilities Agreement dated January 29, 2021 between Borr Drilling Limited, DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, among others (incorporated by reference from Exhibit 4.2 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020)

4.3#**	Amendment dated January 26, 2022, to the Senior Secured Credit Facilities Agreement originally dated as of June 25, 2019, as amended and restated.

4.4*
Bond Terms for Borr Drilling Limited $350,000,000 3.875% Senior Unsecured Convertible Bonds 2018/2023 (incorporated by reference from Exhibit 10.2 of the Registration Statement, filed on Form F-1, dated July 10, 2019)

4.5#*
Master Agreement dated October 6, 2017 between PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference from Exhibit 10.3 of Amendment No. 1 to the Registration Statement, filed on Form F-1, dated July 23, 2019).

4.6*
Global Amendment Deed dated June 5, 2020 between, among others.  PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference from Exhibit 4.5 of the Company's Annual Report on Form 20-F for the year ended December 31 ,2019)

4.7#*
Second Global Amendment Deed dated January 28, 2021 between, among others. PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference from Exhibit 4.6 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020)

4.8#**	Agreement in Principle, dated December 27, 2021, to amend the Global Amendment Deed dated June 5, 2020, and the Second Global Amendment Deed, dated January 28, 2021.

4.9#*
Facility Agreement originally dated as of June 25, 2019 as amended and restated on July 8, 2020 between funds managed by Hayfin Capital Management LLP, as lenders, and Borr Midgard Assets Ltd., among others (incorporate by reference from Exhibit 4.7 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020)

Exhibit Number	Description of Document
4.10*
Consent and Amendment Letter in respect of the Facility Agreement dated as of January 28, 2021 between funds managed by Hayfin Capital Management LLP, as lenders, and Borr Midgard Assets Ltd., among others (incorporate by reference from Exhibit 4.8 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020)

4.11#**	Consent and Amendment Letter, dated March 24, 2022, between funds managed by Hayfin Capital Management LLP, as lenders, and Borr Midgard Assets Ltd., among others.

4.12*
Framework Deed dated June 5, 2020 between, among others, Borr Drilling Limed, Keppel FELS Limited and Offshore Partners Pte. Ltd. (incorporated by reference from Exhibit 4.10 of the Company's Annual Report on Form 20-F for the year ended December 31 ,2019).

4.13#*
Second Framework Deed dated January 27, 2021 between, among others, Borr Drilling Limed, Keppel FELS Limited and Offshore Partners Pte. Ltd (incorporate by reference from Exhibit 4.10 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020)

4.14#**	Agreement in Principle, dated December 27, 2021, to amend the Framework Deed dated June 5, 2020 and the Second Framework Deed dated January 27, 2021.

4.15*
Equity Distribution Agreement, dated July 6, 2021, between the Company and Clarksons Platou Securities, Inc (incorporated by reference from Exhibit 1.1 of the Company's Form 6-K filed with the SEC on July 6, 2021.

8.1**	List of Subsidiaries of Borr Drilling Limited.

12.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1**	Consent of PwC UK

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.
#	Portions of this exhibit have been omitted because such portions are both not material and would be competitively harmful if publicly disclosed. The omissions have been indicated by Asterisks (“[***]”).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler

Date: April 11, 2022	Title:	Principal Financial Officer

BORR DRILLING LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Borr Drilling Limited,
Opinion on the Financial Statements
We have audited the accompanying Consolidated Balance Sheets of Borr Drilling Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows and Consolidated Statements of Changes in Shareholders’ Equity for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses since inception and will be dependent on additional financing in order to fund its losses expected in the next 12 months, to meet existing capital expenditure commitments and the substantial debt maturities due commencing January 2023. This raises substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ PricewaterhouseCoopers LLP

Watford, United Kingdom

April 11, 2022
We have served as the Company’s auditor since 2019.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In $ millions, except per share data)	Notes	2021	2020	2019
Operating revenues
Dayrate revenue	4	205.8	265.2	327.6
Related party revenue	4,27	39.5	42.3	6.5
Total operating revenues		245.3	307.5	334.1

Gain on disposals	6	1.2	19.0	6.4

Operating expenses
Rig operating and maintenance expenses		(180.5)	(270.4)	(307.9)
Depreciation of non-current assets	15	(119.6)	(117.9)	(101.4)
Impairment of non-current assets	15	—	(77.1)	(11.4)
Amortization of acquired contract backlog		—	—	(20.2)
General and administrative expenses		(34.7)	(49.1)	(50.4)
Total operating expenses		(334.8)	(514.5)	(491.3)

Operating loss		(88.3)	(188.0)	(150.8)

Other non-operating income	7	3.6	—	—
Income/(loss) from equity method investments	7	16.1	9.5	(9.0)

Financial income (expenses), net
Interest income		—	0.2	1.5
Interest expenses, net of amounts capitalized		(92.9)	(87.4)	(70.4)
Other financial expenses, net	8	(21.8)	(35.7)	(59.2)
Total financial expenses, net		(114.7)	(122.9)	(128.1)

Loss before income taxes		(183.3)	(301.4)	(287.9)

Income tax expense	9	(9.7)	(16.2)	(11.2)
Net loss		(193.0)	(317.6)	(299.1)
Net loss attributable to non-controlling interests	23	—	—	(1.5)
Net loss attributable to shareholders of Borr Drilling Limited		(193.0)	(317.6)	(297.6)

Loss per share
Basic and diluted loss per share	10	(1.43)	(4.22)	(5.54)
Weighted-average shares outstanding	10	134,726,336	75,177,352	53,739,313
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In $ millions)	Notes	2021	2020	2019
Net loss		(193.0)	(317.6)	(299.1)
Unrealized loss from marketable securities		—	—	(6.4)
Unrealized gain from marketable securities reclassified to other financial income, net in the Consolidated Statements of Operations		—	—	12.0
Other comprehensive income		—	—	5.6
Total comprehensive loss		(193.0)	(317.6)	(293.5)

Comprehensive loss attributable to:
Shareholders of Borr Drilling Limited		(193.0)	(317.6)	(292.0)
Non-controlling interest	23	—	—	(1.5)
Total comprehensive loss		(193.0)	(317.6)	(293.5)
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2020

(In $ millions, except per share data)	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents		34.9	19.2
Restricted cash	11	3.3	—
Trade receivables, net	12	28.5	22.9
Jack-up drilling rigs held for sale	15	—	4.5
Prepaid expenses		6.6	6.4
Deferred mobilization and contract preparation cost	5	17.2	5.7
Accrued revenue	5	20.2	20.3
Tax retentions receivable		1.9	10.5
Due from related parties	27	48.6	34.9
Other current assets	13	15.0	16.4
Total current assets		176.2	140.8
Non-current assets
Non-current restricted cash	11	7.8	—
Property, plant and equipment		3.7	5.6
Newbuildings	14	135.5	135.5
Jack-up drilling rigs	15	2,730.8	2,824.6
Equity method investments	7	19.4	62.7
Other non-current assets	17	6.9	1.9
Total non-current assets		2,904.1	3,030.3
Total assets		3,080.3	3,171.1
Liabilities and equity
Current liabilities
Trade payables		34.7	20.4
Accrued expenses	18	60.9	51.7
Other current liabilities	19	22.3	23.9
Total current liabilities		117.9	96.0
Non-current liabilities
Long-term accrued interest and other items		70.1	41.1
Long-term debt	20	1,915.9	1,906.2
Other non-current liabilities		15.2	19.7
Onerous contracts	21	71.3	71.3
Total non-current liabilities		2,072.5	2,038.3
Total liabilities		2,190.4	2,134.3
Commitments and contingencies	22
Stockholders’ equity
Common shares of par value $0.10 per share: authorized 180,000,000 (2020: 119,326,923) shares, issued 137,218,175 (2020: 110,159,352) shares and outstanding 136,811,842 (2020: 109,429,494) shares	28	13.8	11.0
Treasury shares		(13.7)	(26.2)
Additional paid in capital		1,978.0	1,947.2
Accumulated deficit		(1,088.2)	(895.2)
Total equity		889.9	1,036.8
Total liabilities and equity		3,080.3	3,171.1
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In $ millions)	Notes	2021	2020	2019
Cash flows from operating activities
Net loss		(193.0)	(317.6)	(299.1)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock based and directors' compensation		0.9	0.7	3.9
Depreciation of non-current assets	15	119.6	117.9	101.4
Impairment of non-current assets	15	—	77.1	11.4
Amortization of acquired contract backlog		—	—	20.2
Gain on disposal of assets	6,7	(4.8)	(19.0)	(6.4)
Amortization of deferred finance charges		6.5	5.6	3.6
Effective interest rate adjustments		3.7	5.0	4.7
Unrealized loss on financial instruments	8	—	27.4	45.1
(Income)/loss from equity method investments	7	(16.1)	(9.5)	9.0
Non-cash loan fees related to settled debt		—	—	5.6
Deferred income tax	9	(0.5)	1.1	1.4
Change in assets and liabilities
Amounts due to/from related parties		(13.7)	26.7	(8.6)
Accrued expenses		10.3	(10.4)	(1.6)
Long term accrued interest		29.0	41.1	—
Other current and non-current assets, net		(11.5)	9.0	(20.8)
Other current and non-current liabilities, net		10.7	(9.9)	41.2
Net cash used in operating activities		(58.9)	(54.8)	(89.0)

Cash flows from investing activities
Purchase of plant and equipment		(0.1)	—	(1.9)
Proceeds from sale of fixed assets	6	2.7	37.7	7.1
Purchase of financial instruments and marketable debt securities	8	—	(92.5)	(6.9)
Repayment of/(funding provided by) shareholder loan	7	46.5	(25.5)	(30.8)
Proceeds from disposal of equity method investments	7	10.6	—	—
Proceeds from sale of financial instruments and marketable debt securities	8	—	3.0	31.3
Additions to newbuildings	14	—	(5.0)	(142.6)
Additions to jack-up drilling rigs	15	(18.8)	(37.4)	(127.3)
Net cash provided by/(used in) investing activities		40.9	(119.7)	(271.1)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs and conversion of shareholders' loans	28	44.8	60.2	49.2
Repayment of long-term debt	20	—	—	(390.0)
Proceeds, net of deferred loan costs, from issuance of long-term debt	20	—	5.0	679.6
Proceeds, net of deferred loan costs, from issuance of short-term debt		—	—	58.5
Net cash provided by financing activities		44.8	65.2	397.3

Net increase (decrease) in cash and cash equivalents and restricted cash		26.8	(109.3)	37.2
Cash and cash equivalents and restricted cash at beginning of the period		19.2	128.5	91.3
Cash and cash equivalents and restricted cash at end of the period		46.0	19.2	128.5

Supplementary disclosure of cash flow information

(In $ millions)	2021	2020	2019
Interest paid, net of capitalized interest	(57.2)	(40.1)	(69.0)
Income taxes refunded (paid), net	0.8	(8.6)	(1.3)
Issuance of long-term debt as non-cash settlement for deferred amendments	5.0	—	—
Issuance of long-term debt as non-cash settlement for newbuild delivery installment	—	181.8	177.9
Non-cash offset in respect of jack-up drilling rigs	—	—	26.8

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(In $ millions)	2021	2020	2019	2018
Cash and cash equivalents	34.9	19.2	59.1	27.9
Restricted cash	3.3	—	69.4	63.4
Non-current restricted cash	7.8	—	—	—
Total cash and cash equivalents and restricted cash	46.0	19.2	128.5	91.3
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(In $ millions, except share numbers)	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive (Loss)/Income	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at January 1, 2019	52,534,175	5.3	(26.2)	1,837.5	(5.6)	(279.2)	1.7	1,533.5
Issue of common shares	2,875,000	0.3	—	53.2	—	—	—	53.5
Equity issuance costs	—	—	—	(4.3)	—	—	—	(4.3)
Stock based compensation	—	—	—	3.9	—	—	—	3.9
Total comprehensive income/(loss)	—	—	—	—	5.6	(297.6)	(1.5)	(293.5)
Other, net	—	—	—	0.9	—	0.1	—	1.0
Consolidated balance at December 31, 2019	55,409,175	5.6	(26.2)	1,891.2	—	(576.7)	0.2	1,294.1
ASU 2016-13 Measurement of credit losses	—	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	55,409,175	5.6	(26.2)	1,891.2	—	(579.6)	0.2	1,291.2
Issue of common shares	54,020,319	5.4	—	57.4	—	—	—	62.8
Equity issuance costs	—	—	—	(2.6)	—	—	—	(2.6)
Stock based compensation	—	—	—	0.7	—	—	—	0.7
Total comprehensive loss	—	—	—	—	—	(317.6)	—	(317.6)
Other, net	—	—	—	0.5	—	2.0	(0.2)	2.3
Consolidated balance at December 31, 2020	109,429,494	11.0	(26.2)	1,947.2	—	(895.2)	—	1,036.8
Issue of common shares	27,058,823	2.8	—	43.2	—	—	—	46.0
Equity issuance costs	—	—	—	(1.2)	—	—	—	(1.2)
Stock based compensation	323,525	—	12.5	(11.6)	—	—	—	0.9
Total comprehensive loss	—	—	—	—	—	(193.0)	—	(193.0)
Other, net	—	—	—	0.4	—	—	—	0.4
Consolidated balance at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	—	(1,088.2)	—	889.9
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and since July 31, 2019, on the New York Stock Exchange under the ticker “BORR”. Borr Drilling Limited is an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths of approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of December 31, 2021, we had a total of 23 jack-up rigs, including five rigs which were “warm stacked” and had agreed to purchase five additional premium jack-up rigs under construction. Of our total fleet of 28 jack-up rigs (including newbuilds under contract), five jack-up rigs are scheduled for delivery in 2023.
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
Going concern
We have incurred significant losses since inception and will be dependent on additional financing in order to fund our losses expected in the next 12 months, meet our existing capital expenditure commitments and our substantial debt maturities due commencing January 2023. In addition to this, the Company is continuing to experience the impact of the ongoing COVID-19 pandemic together with uncertainty around the prospects for a full economic recovery. Despite these challenges, we believe that oil and gas demand will re-balance and oil and gas will remain a significant portion of the world’s energy mix for the foreseeable future.
On December 27, 2021, we announced we had reached agreements in principle with our shipyard creditors to refinance and defer a combined $1.4 billion of debt maturities and delivery installments from 2023 to 2025. As part of these agreements, we agreed to make cash repayments on the accrued costs and capitalized payment-in-kind interest owed to the yards in 2022 and 2023, in addition to what was agreed in January 2021. These additional payments amount to $25.9 million at the completion of the amendment agreements for the deferrals and an additional $28.6 million payable later in 2022. The agreements also provide that the payment of the remaining deferred yard costs and capitalized interest originally due in 2023 would be paid out during 2023 and 2024. The agreements also provide for applying a portion of future net equity offerings (approximately 35%) to repay amounts owed to the yards, first to be applied to the accrued and capitalized costs, and secondly to repay principal. These agreements in principle with the shipyard creditors contemplates that the Company will refinance maturities of its Senior Secured Credit Facilities, Hayfin Facilities and Convertible Bonds to mature in 2025 or later and if such refinancing is not completed by June 30, 2022, the refinancing of maturities and delivery deferrals will revert to the current schedule.
In July 2021, we established an at-the-market ("ATM") program under which we may offer to sell from time to time up to $40.0 million of our common shares to be listed on the New York Stock Exchange. As at April 1, 2022, we have sold 1,521,944 shares, raising $5.2 million in gross proceeds under the ATM program. On December 28, 2021, as contemplated by the December 2021 agreements in principle with the shipyard creditors, outlined above, the Company launched a private placement which closed on in January 2022, raising gross proceeds of $30.0 million.

Our establishment of the ATM program and equity raise have stabilized our liquidity situation, however, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on accretive contracts, in addition to being able to defer or refinance our debt maturities to 2025. While we have agreements in principle in place, these agreements remain subject to reaching similar agreements by June 30, 2022 with our other creditors to extend to at least 2025. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this annual report on Form 20-F do not include any adjustments that might result from the outcome of this uncertainty.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs, there is no guarantee that any additional financing or sale measures will be concluded successfully.

Further, in April 2022, the Company received correspondence on behalf of a group of lenders under the Syndicated Senior Secured Credit Facility and New Bridge Facility asserting those lenders' opinion that the Company failed to comply with its obligation to use its best efforts to sign a binding agreement for a refinancing of the Syndicated Facility and New Bridge Facility by March 31, 2022. This notice does not represent an event of default notice under the Syndicated Senior Secured Credit Facility or the New Bridge Facility, but rather serves to reserve certain rights of those lenders. The Company is of the opinion that it has complied with its obligations and disagrees with the assertion in this letter (see note 29).

Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The audited consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Amounts are presented in United States Dollars (“U.S. dollar or $”) rounded to the nearest million, unless otherwise stated.
On December 14, 2021 the Board of Directors approved a 2-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split, every two shares of the Company’s issued and outstanding common shares, par value $0.05 per share was combined into one issued and outstanding common share, par value $0.10 per share. Unless otherwise indicated, all share and per share data in these Consolidated Audited Financial Statements have been adjusted to give effect of our Reverse Share Splits and is approximate due to rounding.
Principles of consolidation

A variable interest entity (“VIE”) is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements. All intercompany balances and transactions are eliminated. The non-controlling interests of subsidiaries are included in the consolidated balance sheets and consolidated statements of operations as “Non-controlling interests".
Foreign currencies
The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency as the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statement of operations is translated using the average exchange rate for the period and the assets and liabilities are translated using the period end exchange rate.
Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Gains and losses on foreign currency transactions are included in "Other financial (expenses) income, net" in the Consolidated Statements of Operations.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our jack-up rigs' carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap values, utilization, revenue dayrates, operating and maintenance expenses and capital expenditures.
Fair value measurements

We account for fair value measurement in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition for fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.
Revenue
The Company performs services that represent a single performance obligation under its drilling contracts. This performance obligation is satisfied over time. The Company earns revenues primarily by performing the following activities: (i) providing the drilling rig, work crews, related equipment and services necessary to operate the rig (ii) delivering the drilling rig by mobilizing to and demobilizing from the drilling location, and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for the contract.
The Company recognizes revenues earned under drilling contracts based on variable dayrates, which range from a full operating dayrate to lower rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities performed during the contract. Such dayrate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as the Company performs the services. The Company recognizes reimbursement revenues and the corresponding costs, gross, at a point in time, as the Company provides the customer-requested goods and services, when such reimbursable costs are incurred while performing drilling operations.
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
We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received as the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.
Contract costs
The Company incurs costs to prepare rigs for contract and deliver or mobilize rigs to drilling locations. The Company defers pre-operating contract preparation and mobilization costs, and recognizes such costs on a straight-line basis, in "Rig operating and maintenance expenses" in the Consolidated Statements of Operations, over the estimated firm period of the drilling contract. Contract preparation and mobilization costs can include costs relating to equipment, labor and rig transportation costs (tugs, heavy lift vessel costs), that are directly attributable to our future performance obligation under each respective drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

Related party revenue
a.Management and services revenue: We provide corporate support services, secondment of personnel and management services to our equity method investments under management and service agreements. The revenue for these services is based on costs incurred in the period, inclusive of an appropriate margin and has been recognized under related party revenue in our Consolidated Statement of Operations. The associated costs are included within total operating expenses in our Consolidated Statements of Operations.
b.Bareboat revenue: We lease rigs on bareboat charters to our Equity Method Investments, Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”). We expect lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigns the bareboat a value over the lease term equivalent to residual earnings after operating expenses and other fees. We, as a lessor, do not recognize a lease asset or liability on our balance sheet at the time of the formation of the entities nor as a result of the lease. Revenue is recognized under "Related party revenue" in our Consolidated Statements of Operations.
Rig operating and maintenance expenses
Rig operating and maintenance expenses are costs associated with operating rigs that are either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, inventory, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate and are expensed as incurred. Stacking costs for rigs are expensed as incurred.

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets may not be recoverable. At least annually, and if such events or changes in circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over the respective fair values, based on the undiscounted cash flows. In this assessment of recoverability, we apply a variety of valuation methods, incorporating income, market and cost approaches. We may weight the approaches under certain circumstances. Our estimate of fair value generally requires us to use significant unobservable inputs, representative of Level 3 fair value measurements, including assumptions regarding long-term future performance of our asset groups, such as projected revenues and costs, dayrates, utilization and residual values. These projections involve uncertainties that rely on assumptions about demand for our services and future market conditions.
Other-than-temporary impairment of investments

Where there are indicators that fair value is below carrying value of our investments, we will evaluate these for other-than-temporary impairment. Consideration will be given to: (i) the length of time and the extent to which fair value is below the carrying value, (ii) the financial condition and near-term prospects of the investee, and (iii) our intent and ability to hold the investment until any anticipated recovery. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period.
Equity method investments

We account for our ownership interest in certain of our investments as equity method investments. The equity method of accounting is applied when we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. This also extends to entities in which we hold a majority interest, but we do not have control. Under this method, we record our investment at cost and adjust the carrying amount for our share of earnings or losses of the equity method investment in "Income/(loss) from equity method investments" in the Consolidated Statements of Operations. When our share of losses equals or exceeds our interest, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the equity method investment. Guarantees issued to the equity method investments and in-substance capital contributions and capital contributions are added to the carrying value of the equity method investment in the Consolidated Balance Sheets. Our share of earnings or losses are reflected as a non-cash activity in operating activities in the Consolidated Statements of Cash Flows.

Investments in equity method investments are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate that the fair value may be below the carrying value of our investment. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period in "Income/(loss) from equity method investments" in the Consolidated Statements of Operations.
Income taxes
Borr Drilling Limited is a Bermuda company that has a number of subsidiaries, affiliates and branches in various jurisdictions. Whilst the Company is resident in Bermuda, it is not subject to taxation under the laws of Bermuda, so currently, the Company is not required to pay taxes in Bermuda on ordinary income or capital gains. The Company and each of its subsidiaries and affiliates that are Bermuda companies have received written assurance from the Minister of Finance in Bermuda that in the event that Bermuda enacts legislation imposing taxes on ordinary income or capital gains, any such tax shall not be applicable to the Company or such subsidiaries and affiliates until March 31, 2035. Certain subsidiaries, affiliates and branches operate in other jurisdictions where withholding taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned
The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current period, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.
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
Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected in the Consolidated Balance Sheets. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including assumptions regarding where our jack-up rigs are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.
Earnings per share
Basic earnings per share (“EPS”) is calculated based on the loss for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments which for the Company includes share options and convertible bonds. The determination of dilutive EPS may require us to make adjustments to net loss and the weighted average shares outstanding used to compute basic EPS unless anti-dilutive.
Onerous contracts

When we acquire newbuild jack-up drilling rigs there may exist instances whereby the fair value of the rig being constructed is less than the present value of the remaining contractual commitments for the rig. Such contracts are recorded as a liability when the difference is identified.
Cash and cash equivalents
Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.
Restricted cash
Restricted cash consists of bank deposits which have been pledged as collateral for performance guarantees issued by banks in relation to rig operating contracts or minimum deposits which must be maintained in accordance with credit agreements. Restricted cash amounts with maturities longer than one year are classified as non-current assets.
Allowance for credit losses
Financial assets recorded at amortized cost reflect an allowance for current expected credit losses ("credit losses") over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the balance is uncollectible. Expected recoveries will not exceed amounts previously written-off or current credit loss allowances by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Specific calculation of our credit allowances is included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis calculated using the method we consider most appropriate for each asset.
Trade receivables
Trade receivables are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Trade receivables are presented net of allowances for expected credit losses. The allowances for expected credit losses is calculated using a loss rate applied against an aging matrix and is recorded in "Rig operating and maintenance expenses" in the Consolidated Statements of Operations, as and when they occur.
Contract assets and contract liabilities

Contract asset balances consist primarily of accrued revenue which has been recognized during the period but is contingent on management approval of work. When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivables are recognized. Contract liabilities include payments received for mobilization as well as rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract in "Total operating revenues" in the Consolidated Statements of Operations.
Marketable securities
Marketable debt securities held by us which do not give us the ability to exercise significant influence are considered to be available-for-sale. These are re-measured at fair value each reporting period with resulting unrealized gains and losses recorded as a separate component of accumulated other comprehensive income in the shareholders’ equity. Gains and losses are not realized until the securities are sold or subject to temporary impairment. Gains and losses on forward contracts to purchase marketable equity securities that do not meet the definition of a derivative are accounted for as available-for-sale securities. We analyze our available-for-sale securities for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the securities. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the securities held as available for sale occurs.

Where there are indicators that fair value is below the carrying value of our investments, we will evaluate these for other-than-temporary impairment. Where we determine that there is other-than-temporary impairment, we will recognize an impairment loss in the period.
Marketable equity securities with readily determinable fair value are re-measured at fair value each reporting period with unrealized gains and losses recognized in "Other financial expenses, net" in the Consolidated Statements of Operations.
Jack-up rigs
Jack-up rigs and related equipment are recorded at historical cost less accumulated depreciation and impairment. Jack-up rigs and related equipment acquired as part of asset acquisitions are stated at fair market value as of the date of acquisition. The cost of our jack-up rigs and related equipment are depreciated on a straight-line basis, after deducting salvage values, over their estimated remaining economic useful lives. Depreciation commences when an asset is placed into service, and available for its intended use.

Useful lives applied in depreciation are as follows:

Jack-up rigs                    30 years
Jack-up rig equipment and machinery        3 to 20 years
All costs incurred in connection with the acquisition, construction, major enhancement and improvement of assets are capitalized, including allocations of interest incurred during periods that our jack-up rigs are under construction or undergoing major enhancements or improvements. Costs incurred to place an asset into service are capitalized, including costs related to the initial mobilization of a newbuild jack-up rig. Expenditures that do not improve the operating efficiency or extend the useful lives of jack-up rigs or related equipment are expensed as incurred.

We evaluate the carrying value of our jack-up rigs on a quarterly basis to identify events or changes in circumstances that indicate that the carrying value of such jack-up rigs may not be recoverable. Recoverability is generally determined by comparing the carrying value of an asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, an impairment loss is recognized as the difference between the carrying value of the asset and its fair value. Jack-up rigs and related equipment held-for-sale are recorded at the lower of net book value or fair value.
Interest cost capitalized
Interest costs are capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of newbuilding rigs under construction. The interest costs capitalized are calculated using the weighted average cost of borrowings, from commencement of the asset development until substantially all the activities necessary to prepare the asset for its intended use are complete. We do not capitalize amounts beyond the actual interest expense incurred in the period.
Newbuildings
Jack-up rigs under construction are capitalized, classified as newbuildings and presented as non-current assets. All costs directly incurred in connection with the construction of newbuildings are capitalized, including allocations of interest incurred during periods that our newbuildings are under construction. Costs incurred to place an asset into service are capitalized, including costs related to the initial mobilization of a newbuild jack-up rig.
Capitalized costs are reclassified from newbuildings to jack-up rigs when the assets are available for their intended use.
Leases
The following sets out the lease accounting policy for all leases with the exception of short-term leases (less than 12 months) for which we have elected to recognize the lease payments in our Consolidated Statements of Operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.
Lessee: When we enter into a new contract, or modify an existing contract, we evaluate whether that contract has a finance or operating lease component. We do not have, nor expect to have any leases classified as finance leases. We determine the lease commencement date by reference to the date the leased asset is available for use and transfer of control has occurred from the lessor. At the lease commencement date, we measure and recognize a lease liability and a right of use ("ROU") asset in the

Consolidated Balance Sheets. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the estimated incremental borrowing rate ("IBR") at lease commencement. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred by us.
After the commencement date, we adjust the carrying amount of the lease liability by the amount of payments made in the period as well as the unwinding of the discount over the lease term using the straight-line interest method. After commencement date, we amortize the ROU asset by the amount required to keep total lease expense including interest constant (straight-line over the lease term).
Absent an impairment of the ROU asset, the single lease cost is calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The Company assesses a ROU asset for impairment and recognizes any impairment loss in accordance with the accounting policy on impairment of long-lived assets.
We applied the following significant assumptions and judgments in accounting for our leases.
•We apply judgment in determining whether a contract contains a lease or a lease component as defined by Topic 842.
•We have elected to combine leases and non-lease components. As a result, we do not allocate our consideration between leases and non-lease components.
~~•~~The discount rate applied to our operating leases is our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.
•Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option is included in determining the appropriate lease term to apply. Options to renew our lease terms are included in determining the ROU asset and lease liability when it is reasonably certain that we will exercise that option.
Lessor: When we enter into a new contract, or modify an existing contract, we identify whether that contract has a sales-type, direct financing or operating lease. We do not have, nor expect to have any leases classified as sales-type or direct financing. For our operating lease, the underlying asset remains on our Consolidated Balance Sheets and we record periodic depreciation expense and lease revenue.
Interest-bearing debt
Interest-bearing debt is recognized initially at fair value less directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings related to Delivery financing are stated at amortized cost.
Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan using the straight-line method as this approximates the effective interest method. Amortization of loan costs is included in "Other financial (expenses) income, net" in the Consolidated Statements of Operations. If a loan is repaid early, any unamortized portion of the related deferred charge is charged against income in the period in which the loan is repaid. Deferred charges are presented as either a gross asset or as a deduction from the corresponding liability in the Consolidated Balance Sheets.
Debt extinguishments and modifications
Costs associated with debt extinguishments are included in determining the debt extinguishment gain or loss to be recognized in the Consolidated Statements of Operations. Costs associated with debt modifications are accounted for as deferred charges. See Deferred charges accounting policy.
Convertible bonds
We account for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an equity component.
Accordingly, we determine the carrying amounts of the liability and equity components of such convertible debt instruments by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds from the issue. The resulting equity component is recorded, with a corresponding offset to debt discount which is subsequently amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.
For conventional convertible bonds which do not have a cash conversion option or where no substantial premium is received on issuance, it may not be appropriate to separate the bond into the liability and equity components.
Derivatives
We use derivatives to reduce market risks. All derivative financial instruments are initially recorded at fair value as either assets or liabilities in the accompanying Consolidated Balance Sheets and subsequently remeasured to fair value. The changes in fair value of derivative financial instruments are recognized each period in "Other financial (expenses) income, net" in the Consolidated Statements of Operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the Consolidated Statements of Cash Flows. We do not apply hedge accounting.
Equity issuance costs
Equity issuance costs are recorded as a reduction of additional paid-in-capital and charged to shareholders' equity.
Pensions

Defined benefit pension costs, assets and liabilities requires significant actuarial assumptions to be adjusted annually to reflect current market and economic conditions. Full recognition of the funded status of defined benefit pension plans are included within our Consolidated Balance Sheets. We fair value, using level 3 inputs, our plan assets and projected benefit obligation.

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period and are recorded in the Consolidated Statements of Operations.
Treasury shares
Treasury shares are recognized at cost as a component of shareholders’ equity. When we re-issue treasury stock at an amount greater/ (less) than the current price of the share (based on a first in first out policy), we realize a gain/ (loss) on the re-issuance of the shares. A gain on re-issuance of treasury shares is credited to additional paid-in-capital whereas a loss on re-issuance of treasury shares may be debited to additional paid-in-capital to the extent that previous net gains from sales or retirements of the same class of stock are included in additional paid-in-capital. Any losses in excess of that amount are charged to retained earnings.
Share-based compensation
We have an employee share option plan under which our employees, directors and officers may be allocated options to subscribe for new shares in the Company as a form of remuneration. The cost of equity settled transactions is measured by reference to the fair value at the date on which the share options are granted. The fair value of the share options issued under the Company’s employee share option plans are determined at the grant date taking into account the terms and conditions upon which the options are granted, and using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in determining fair value. The fair value of the share options is recognized in "General and administrative expense" or "Rig operating and maintenance expense" based on employee's profit center in the Consolidated Statements of Operations with a corresponding increase in equity over the period during which the employees become unconditionally entitled to the options. Compensation cost is initially recognized based upon options expected to vest, excluding forfeitures, with appropriate adjustments to reflect actual forfeitures.

Contingencies
We assess our contingencies on an ongoing basis to evaluate the appropriateness of our liabilities and disclosures for such contingencies. We recognize a liability when we believe that a loss is probable and the amount of loss can be reasonably estimated, based upon the information available before the issuance of the financial statements.
Segment reporting
A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker ("CODM") (our Board of Directors), and which are subject to risks and rewards that are different from those of other segments. We have identified two reportable segments: Dayrate and Integrated Well Services ("IWS").
Note 3 - Recently Issued Accounting Standards
Adoption of new accounting standards
In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-14 Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20). The amendments in this ASU removes certain disclosure requirements and introduces new ones including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation, plan assets to be returned to the entity and accumulated benefit obligation in excess of the fair value of related funding assets. These amendments to disclosure requirements are mandated for defined benefit plans from January 1, 2021. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments remove certain exceptions previously available and provides additional calculation rules to help simplify the accounting for income taxes. These amendments are effective from January 1, 2021. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Audited Consolidated Financial Statements or Other Significant Matters
ASU 2020-06 Debt - Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity's Own Equity (Topic 815)	The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260.	January 1, 2022	No material impact expected
ASU 2021-04 Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)	The amendments clarify the issuer's recognition and measurement considerations resulting from exchanges or modifications to freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payments, it results in an adjustment to EPS/net income (loss). Holder's accounting is not affected by these amendments.	January 1, 2022	No material impact expected
ASU 2021-05 Leases (Topic 842) - Lessors - Certain leases with Variable Lease Payments	The amendments affect lessors with lease contracts that have variable lease payments that do not depend on a reference index or a rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing leases. The new guidance amends the lease classification requirements where lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if certain criteria are met. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not recognize the underlying asset, and, therefore, does not recognize a selling profit or loss.	January 1, 2022	No material impact expected
ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The amendments in this Update require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments in this Update improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination	January 1, 2023	Under evaluation
ASU 2021-10—Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance	The amendments in this Update require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy:
1) Information about the nature of the transactions and the related accounting policy used to account for the transactions
2) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item
	3) Significant terms and conditions of the transactions, including commitments and contingencies.	January 1, 2022	No material impact expected
The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Audited Consolidated Financial Statements and related disclosures either on transition or in future periods.
Note 4 - Segments
During the year ended December 31, 2021 we had two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the Integrated Well Services ("IWS") model. IWS operations were performed by our joint venture entities Opex and Akal. Our CODM reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flows, by our two operating segments.

On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49% interest in each of Opex and Akal (see Note 7 - Equity Method Investments), representing the Company's disposal of the IWS operating segment.
The following presents information by segment for the year ended December 31, 2021:

(In $ millions)	Dayrate	IWS(1)	Reconciling items(2)	Consolidated total
Dayrate revenue	205.8	301.6	(301.6)	205.8
Related party revenue	39.5	—	—	39.5
Intersegment revenue	88.5	—	(88.5)	—
Gain on disposals	—	—	1.2	1.2
Rig operating and maintenance expenses	(339.7)	(186.3)	345.5	(180.5)
Intersegment expenses	—	(88.5)	88.5	—
Depreciation of non-current assets	(117.6)	—	(2.0)	(119.6)
General and administrative expenses	—	—	(34.7)	(34.7)
Income from equity method investments	—	—	16.1	16.1
Operating (loss)/income including equity method investment	(123.5)	26.8	24.5	(72.2)

Total assets	2,883.0	—	197.3	3,080.3
The following presents information by segment for the year ended December 31, 2020:

(In $ millions)	Dayrate	IWS	Reconciling items(2)	Consolidated total
Dayrate revenue	265.2	386.2	(386.2)	265.2
Related party revenue	42.3	—	—	42.3
Intersegment revenue	179.6	—	(179.6)	—
Gain on disposals	—	—	19.0	19.0
Rig operating and maintenance expenses	(437.4)	(167.9)	334.9	(270.4)
Intersegment expenses	—	(179.6)	179.6	—
Depreciation of non-current assets	(116.0)	—	(1.9)	(117.9)
Impairment of non-current assets	(77.1)	—	—	(77.1)
General and administrative expenses	—	—	(49.1)	(49.1)
Income from equity method investments	—	—	9.5	9.5
Operating (loss)/income including equity method investment	(143.4)	38.7	(73.8)	(178.5)

Total assets	3,368.3	336.5	(533.7)	3,171.1

The following presents information by segment for the year ended December 31, 2019:

(In $ millions)	Dayrate	IWS	Reconciling items(2)	Consolidated total
Dayrate revenue	327.6	68.1	(68.1)	327.6
Related party Revenue	6.5	—	—	6.5
Intersegment revenue	49.8	—	(49.8)	—
Gain on disposals	—	—	6.4	6.4
Rig operating and maintenance expenses	(355.3)	(35.9)	83.3	(307.9)
Intersegment expenses	—	(49.8)	49.8	—
Depreciation of non-current assets	(100.1)	—	(1.3)	(101.4)
Impairment of non-current assets	(11.4)	—	—	(11.4)
Amortization of acquired contract backlog	(20.2)	—	—	(20.2)
General and administrative expenses	—	—	(50.4)	(50.4)
Loss from equity method investments	—	—	(9.0)	(9.0)
Operating (loss)/income including equity method investment	(103.1)	(17.6)	(39.1)	(159.8)

Total assets	3,358.0	81.3	(159.3)	3,280.0

(1) Financial information presented for the IWS operating segment covers the period up to disposal, on August 4, 2021.

(2) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income / (loss) and are included in "Reconciling items". The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our Income / (loss) from equity method investments (see Note 7 - Equity Method Investments).
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.

The following presents our revenues by geographic area:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
South East Asia	99.5	70.6	23.8
Europe	75.6	52.6	114.7
Mexico	39.5	43.2	50.0
West Africa	30.7	108.1	102.4
Middle East	—	33.0	43.2
Total	245.3	307.5	334.1

The following presents the net book value of our jack-up rigs by geographic area(1):

	As of December 31,
(In $ millions)	2021	2020
South East Asia	1,266.7	1,277.4
Mexico	645.7	693.5
West Africa	568.1	587.3
Europe	250.3	266.4
Total	2,730.8	2,824.6
(1) The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenue or operating profits generated by such assets during the associated periods.
Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	For the Years Ended December 31,
(In % of operating revenues)	2021	2020	2019
PTT Exploration and Production Public Company Limited	24%	3%	—%
CNOOC Petroleum Europe Limited	16%	1%	—%
Perfomex	11%	9%	1%
ExxonMobil	1%	18%	15%
National Drilling Company (ADOC)	—%	11%	13%
Centrica North Sea Limited (Spirit Energy)	—%	10%	10%
TAQA Bratani Limited	—%	1%	11%
Pan American Energy	—%	—%	13%
Total	52%	53%	63%
Note 5 - Contracts with Customers
Contract Assets and Liabilities

Accrued revenue is classified as a current asset. When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.

Deferred mobilization and contract preparation revenue include payments received for mobilization as well as rig preparation and upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

The following presents our contract assets and liabilities from our contracts with customers:

	As of December 31,
(In $ millions)	2021	2020

Accrued revenue	20.2	20.3
Current contract assets	20.2	20.3

Current deferred mobilization and contract preparation revenue (1)	(3.9)	(2.6)
Current contract liability	(3.9)	(2.6)

Non-current deferred mobilization and contract preparation revenue (2)	(2.5)	—
Non-current contract liability	(2.5)	—
Total contract liability	(6.4)	(2.6)

(1) Current deferred mobilization and contract preparation revenue is included in "Other current liabilities" in our Consolidated Balance Sheets (see Note 19 - Other Current Liabilities).

(2) Non-current deferred mobilization and contract preparation revenue is included in "Other non-current liabilities" in our Consolidated Balance Sheets.

Total movement in our contract assets and contract liabilities balances during the years ended December 31, 2021 and 2020 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2019	31.7	5.6
Performance obligations satisfied during the reporting period	20.3	—
Amortization of revenue	—	(15.9)
Cash received, excluding amounts recognized as revenue	—	12.9
Cash received against the contract asset balance	(31.7)	—
Balance as of December 31, 2020	20.3	2.6
Performance obligations satisfied during the reporting period	20.2	—
Amortization of revenue	—	(5.9)
Cash received, excluding amounts recognized as revenue	—	9.7
Cash received against the contract asset balance	(20.3)	—
Balance as of December 31, 2021	20.2	6.4
Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time, under the output method.

	For the years ended December 31,
(In $ millions)	2021	2020	2019
Over time	234.7	288.8	314.2
Point in time	10.6	18.7	19.9
Total	245.3	307.5	334.1

Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows:

As at December 31, 2021:

	For the years ending December 31,
(In $ millions)	2022	2023	2024 onwards
Dayrate revenue	392.4	88.2	15.3
Other revenue (1)	19.4	8.5	1.8
Total	411.8	96.7	17.1

(1) Other revenue represents lump sum revenue associated with contract preparation and mobilization and is recognized ratably over the the firm term of the associated contract in "Dayrate revenue" in the Consolidated Statements of Operations.

Contract Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

	As of December 31,
(In $ millions)	2021	2020
Current deferred mobilization and contract preparation costs	17.2	5.7
Non-current deferred mobilization and contract preparation costs (1)	4.4	—
Total deferred mobilization and contract preparation asset	21.6	5.7

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Consolidated Balance Sheets (see Note 17 - Other Non-Current Assets).

For the year ended December 31, 2021, total deferred mobilization and contract preparation costs increased by $15.9 million, as a result of $28.5 million additional deferred contract preparation and mobilization costs of the rigs "Norve", "Idun", "Natt", "Skald", "Groa","Gerd", "Mist" and "Ran", offset by amortization of $12.6 million.

Practical expedient

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.
Note 6 - Gain on Disposals

We recognized the following losses and gains on disposal for the year ended December 31, 2021:

	Year Ended December 31, 2021
(in $ millions)	Net proceeds	Book value on disposal	(Loss)/gain on disposal
Balder (1)	4.4	4.5	(0.1)
Rig Related Equipment	1.3	—	1.3
Total	5.7	4.5	1.2

(1) Of the net proceeds received from the sale of the "Balder", $3.0 million was received during the year ended December 31, 2020.
We recognized the following gains and losses on disposal for the year ended December 31, 2020:

	Year ended December 31, 2020
(In $ millions)	Net proceeds	Book value on disposal	Gain/(loss) on disposal
B152	7.9	1.4	6.5
Dhabi II	7.9	1.6	6.3
Atla	10.0	5.0	5.0
MSS1	2.2	2.2	—
Eir	3.0	3.0	—
B391	0.4	0.8	(0.4)
Rig Related Equipment	3.3	1.7	1.6
Total	34.7	15.7	19.0
We recognized the following gains on disposal for the year ended December 31, 2019:

	Year ended December 31, 2019
(In $ millions)	Net proceeds	Book value on disposal	Gain on disposal
Baug	3.0	—	3.0
C20051	3.0	2.1	0.9
Rig Related Equipment	2.5	—	2.5
Total	8.5	2.1	6.4
Note 7 - Equity Method Investments
During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing to 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owned 51% of each of Opex and Akal. In addition, we provide five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, in which we previously held a 49% interest. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical services agreements to Opex and Akal.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The acquisition was completed on the same date. The Company recognized a $3.6 million gain on disposal of Opex and Akal in "Other non-operating income" in the Consolidated Statements of Operations in the year ended December 31, 2021, as the difference between the cash consideration received of $10.6 million and the carrying value of the equity method investments on the date of disposal of $7.0 million.
Effective August 4, 2021, as we now hold a 51% equity ownership in Perfomex and Perfomex II, we have assessed whether the increased investments in Perfomex and Perfomex II joint ventures results in the need to consolidate these entities under US GAAP. The significant judgements are whether the joint ventures are variable interest entities (VIEs) and, if so, whether Borr is the primary beneficiary. We concluded that the joint ventures are VIEs; however, we do not have the power to direct the decisions which most significantly impact the economic performance of the joint ventures. As such, we are not considered to be the primary beneficiary of the variable interest entities and we continue to account for our interests in Perfomex and Perfomex II as equity method investments in accordance with ASC 323, Investment - Equity Method and Joint Ventures and record the investments in "Equity method investments" in the Consolidated Balance Sheets.
Prior to August 4, 2021, Opex and Akal contracted technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. The revenue earned was fixed under each of the Pemex contracts, while Opex and Akal managed the drilling services and related costs on a per well basis. Prior to the sale, we were obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholder Agreements. On the date of sale, the outstanding funding provided to date of $5.4 million was returned.

The below tables set forth the results from these entities on a 100% basis for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31, 2021		Period from January 1, 2021 to August 4, 2021
In $ millions	Perfomex	Perfomex II	Opex	Akal
Revenue	110.1	61.9	199.4	102.2
Operating expenses	(105.0)	(54.2)	(167.7)	(107.1)
Net income (loss)	1.0	5.1	30.9	(1.7)

	Year ended December 31, 2020
In $ millions	Perfomex	Perfomex II	Opex	Akal
Revenue	134.4	45.2	263.8	122.4
Operating expenses	(121.4)	(45.6)	(223.9)	(123.6)
Net income (loss)	11.8	0.2	10.7	(3.4)

	5 month period ended December 31, 2019
In $ millions	Perfomex	Perfomex II	Opex	Akal
Revenue	49.8	—	68.1	—
Operating expenses	47.4	—	85.7	—
Net income (loss)	1.5	—	(19.8)	—
Revenue in Opex and Akal is recognized on a percentage of completion basis under the cost input method. The services Opex and Akal deliver are to a single customer, Pemex, and involve delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex and Perfomex II is recognized on a day rate basis on a contract with Opex and Akal, consistent with our historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in their contracts with Opex and Akal, respectively. As of August 4, 2021, the IWS JVs had $237.1 million in receivables from Pemex, of which $113.7 million were outstanding and $123.4 million were unbilled. As of December 31, 2020, $97.6 million of receivables from Pemex were outstanding, and $172.0 million were unbilled.

As of December 31, 2021, Perfomex and Perfomex II had $86.8 million of receivables from Opex and Akal, of which $70.5 million was outstanding and $16.3 million was unbilled.

Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at December 31, 2021
In $ millions	Perfomex	Perfomex II
Cash	9.0	7.2
Total current assets	142.2	48.7
Total non-current assets	4.2	2.1
Total assets	146.4	50.8
Total current liabilities	132.1	45.8
Total non-current liabilities	—	—
Equity	14.3	5.0
Total liabilities and equity	146.4	50.8

	As at December 31, 2020
In $ millions	Perfomex	Perfomex II	Opex	Akal
Cash	0.8	0.4	0.2	3.7
Total current assets	152.6	41.1	220.0	116.5
Total non-current assets	1.8	1.7	—	—
Total assets	154.4	42.8	220.0	116.5
Total current liabilities	140.4	42.8	207.8	117.6
Total non-current liabilities	0.7	—	21.3	2.3
Equity	13.3	—	(9.1)	(3.4)
Total liabilities and equity	154.4	42.8	220.0	116.5
The following presents our investments in equity method investments as at December 31, 2021 and December 31, 2020:

In $ millions	Perfomex	Perfomex II	Opex	Akal	Total
Balance as of January 1, 2020	31.4	—	(3.7)	—	27.7
Funding provided by shareholder loan (1)	10.8	9.4	3.6	1.7	25.5
Income / (loss) on a percentage basis	5.8	0.1	5.3	(1.7)	9.5
Balance as of 31 December 2020	48.0	9.5	5.2	—	62.7
Funding received from shareholder loan (1)	(31.6)	(9.5)	(3.7)	(1.7)	(46.5)
Income / (loss) on a percentage basis	0.5	2.5	14.1	(1.0)	16.1
Cancellation of Opex performance guarantee (2)	—	—	(5.9)	—	(5.9)
Disposal of investment	—	—	(9.7)	2.7	(7.0)
Balance as of 31 December, 2021 (2)	16.9	2.5	—	—	19.4
(1) As at December 31, 2021, the "Equity method investments" balance in the Consolidated Balance Sheets includes $9.8 million in funding provided by shareholder loans to Perfomex.
(2) We previously issued a performance guarantee to Opex for the duration of its contract with Pemex. Management performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to a credit score, adjusting for country risk and default probability. A liability of $5.9 million was recognized in "Other liabilities" and added to the "Equity method investments" balance in the Consolidated Balance Sheets. Effective August 4, 2021, upon sale of the Company's 49% interest in Opex, the guarantee was terminated, and the associated liability was derecognized.

Note 8 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
Yard cost cover expense	(12.8)	(5.3)	—
Amortization of deferred finance charges	(6.5)	(5.6)	(3.6)
Bank commitment, guarantee and other fees	(4.2)	(2.6)	(3.4)
Foreign exchange (loss) / gain	(2.8)	1.5	0.7
Other financial income / (expenses)	4.5	3.7	(2.2)
Loss on forward contracts (1)	—	(26.6)	(29.2)
Realized gain on financial instruments (1)	—	1.5	—
Change in fair value of call spreads (2)	—	(2.3)	(0.5)
Realized loss on marketable debt securities (3)	—	—	(15.4)
Expensed loan fees related to settled debt	—	—	(5.6)
Total	(21.8)	(35.7)	(59.2)
(1) Loss on forward contracts of $26.6 million and $29.2 million for the years ended December 31, 2020 and 2019, respectively, relates to the forward contract to acquire 4.2 million shares in Valaris plc. During the year ended December 31, 2020, we settled in full our forward position and took delivery of 4.2 million shares in Valaris plc. The total realized loss on expiration of the contracts was $91.0 million. Total cash required to take delivery of the forwards was $92.5 million, of which $91.2 million was held as restricted cash at the time of settlement. Subsequently all shares were sold for total proceeds of $3.0 million, resulting in a gain of $1.5 million.
(2) Change in the fair value of call spreads relates to the call spread on our convertible bonds. The fair value is determined using the Black Scholes model for option pricing. There was no change in the fair value of the call spread for the year ended December 31, 2021.

(3) During the year ended December 31, 2019, the Company sold all its marketable securities. Total net proceeds received was $13.3 million, resulting in a realized loss of $15.4 million.
Note 9 - Taxation
Borr Drilling Limited is a Bermuda company not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
Total pre-tax loss is comprised of the following by jurisdiction:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
Bermuda	(68.1)	(76.4)	(390.7)
Foreign	(115.2)	(225.0)	102.8
Total	(183.3)	(301.4)	(287.9)
All income tax expense is attributable to foreign jurisdictions and is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
Current tax expense	10.2	15.1	9.9
Change in deferred tax	(0.5)	1.1	1.3
Total	9.7	16.2	11.2
Our annual effective tax rate for the year ended December 31, 2021 was approximately (5.30%), on a pre-tax loss of $183.3 million. Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax provision/benefit and income/(loss) before taxes. A reconciliation of the Bermuda statutory tax rate to our effective rate is shown below:

	For the Years Ended December 31,
	2021	2020	2019
Bermuda statutory income tax rate	—%	—%	—%
Tax rates which are different from the statutory rate	(6.64)%	(6.49)%	(2.30)%
Adjustment attributable to prior years	1.60%	—%	—%
Change in valuation allowance	—%	1.57%	(1.29)%
Adjustments to uncertain tax positions	(0.26)%	(0.45)%	(0.30)%
Total	(5.30)%	(5.37)%	(3.89)%
The components of the net deferred taxes are as follows:

	As of December 31,
(In $ millions)	2021	2020
Deferred tax assets
Net operating losses	13.0	44.8
Excess of tax basis over book basis of property, plant and equipment	53.6	29.7
Other	16.0	10.7
Deferred tax asset	82.6	85.2
Less: Valuation allowance	(81.9)	(85.0)
Net deferred tax assets (1)	0.7	0.2
Deferred tax liabilities
Deferred tax liabilities	—	—
Net deferred tax asset	0.7	0.2
(1) Net deferred tax assets are recognized in "Other non-current assets" in the Consolidated Balance Sheets (see Note 17 - Other Non-Current Assets).
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom (as for the year ended December 31, 2021 $40.2 million relates to net operating losses in the United Kingdom) and will not expire. A tax rate change from 19% to 25% (from April 2023) was enacted in the UK during 2021. This increased the gross deferred tax asset by $19.0 million but had a nil net impact due to an offsetting valuation allowance. We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change.
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
The following is a reconciliation of the liabilities related to our uncertain tax positions:

(In $ millions)	2021	2020
Unrecognized tax benefits, excluding interest and penalties, at January 1,	6.2	5.3
Additions for tax positions of prior year	—	0.9
Unrecognized tax benefits, excluding interest and penalties, at December 31,	6.2	6.2
Interest and penalties	4.6	4.2
Unrecognized tax benefits, including interest and penalties, at December 31,	10.8	10.4
The liabilities summarized in the table above are presented within "Other non-current liabilities" in the Consolidated Balance Sheets.
We include, as a component of our income tax provision, potential interest and penalties related to liabilities for our unrecognized tax benefits within our global operations. Interest and penalties resulted in an income tax expense of $0.4 million, $0.5 million and $0.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.
As of December 31, 2021, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $10.8 million, and if recognized, would reduce our income tax provision by $10.8 million. As of December 31, 2020, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $10.4 million, and if recognized, would reduce our income tax provision by $10.4 million. It is reasonably possible that our existing liabilities related to our unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. While the amounts provided are an estimate and subject to revision, we are not aware of any circumstances currently that would result in a material increase to the amounts provided for the risks identified at this time.
Note 10 - Loss per Share
The computation of basic loss per share ("EPS") is based on the weighted average number of shares outstanding during the period.

	For the Years Ended December 31,
	2021	2020	2019
Basic loss per share	(1.43)	(4.22)	(5.54)
Diluted loss per share	(1.43)	(4.22)	(5.54)
Issued shares at the end of the year (1)	137,218,175	110,159,352	56,139,033
Weighted average number of shares outstanding during the year (1)	134,726,336	75,177,352	53,739,313

The effects of convertible bonds and share options have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2021, 2020 and 2019 because the effects were anti-dilutive.

	2021	2020	2019
Convertible bonds	5,540,079	5,339,549	5,226,767
Share options	5,670,000	885,000	1,178,750
As of December 31, 2021, the conversion price of our $350 million 3.875% Senior Unsecured Convertible Bonds was $63.5892.

(1)On December 7, 2021 the Company's Board of Directors approved a 2-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split on December 14, 2021, every two shares of the Company’s issued and outstanding common shares, par value $0.05 per share were combined into one issued and outstanding common share, par value $0.10 per share. All per share data in the calculation of our ("EPS") has been adjusted to give effect of our Reverse Share Split and is approximate due to rounding.
Note 11 - Restricted Cash
Restricted cash is comprised of the following:

	As of December 31,
(In $ millions)	2021	2020
Restricted cash relating to the issuance of guarantees	10.0	—
Restricted cash relating to debt financings	1.1	—
Total restricted cash	11.1	—
Less: amounts included in current restricted cash	(3.3)	—
Non-current restricted cash	7.8	—

Note 12 - Expected Credit Losses
The table below sets forth the allowance for expected credit losses:

(In $ millions)	Trade Receivables	Other Current Assets	Total
Upon adoption of ASU 2016-13 - Measurement of credit losses, as at January 1, 2020	1.0	1.9	2.9
Provision for expected credit losses	1.2	—	1.2
Recoveries collected / reversals of provision	(1.0)	—	(1.0)
Balance as at December 31, 2020	1.2	1.9	3.1
Provision for expected credit losses	0.3	—	0.3
Recoveries collected / reversals of provision	(0.7)	—	(0.7)
Write-off charged against allowance	—	(1.9)	(1.9)
Balance as at December 31, 2021	0.8	—	0.8
New provisions and recoveries of previous provisions are recorded in "Rig operating and maintenance expenses" in the Consolidated Statements of Operations, as and when they occur.
Note 13 - Other Current Assets
Other current assets are comprised of the following:

	As of December 31,
(In $ millions)	2021	2020
VAT and other tax receivables	6.1	3.7
Client rechargeables	2.6	4.2
Deferred financing fee	0.9	1.5
Right-of-use lease asset (1)	0.2	0.3
Other receivables	5.2	6.7
Total	15.0	16.4

(1) The right-of-use lease asset pertains to our office lease (see Note 16 - Leases).

Note 14 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	For the Years Ended December 31,
(In $ millions)	2021	2020
Balance as of January 1,	135.5	261.4
Additions	—	181.8
Capitalized interest	—	5.0
Transfers to jack-up rigs (note 15)	—	(312.7)
Total newbuildings	135.5	135.5

The table below sets forth information regarding our rigs that were delivered in the year ended December 31, 2020, together with their final installment and related financing where applicable. No rigs were delivered in the year ended December 31, 2021.

Rig	Delivery date	Delivery Financing	Shipyard	First Installment	Final Installment	Capitalized Costs	Transferred to Jack-Up Rigs
(In $ millions)
Heimdal	January 2020	90.9	Keppel	57.6	90.9	8.4	156.9
Hild	April 2020	90.9	Keppel	57.6	90.9	7.3	155.8
Total				115.2	181.8	15.7	312.7

The remaining contracted installments as of December 31, 2021, payable on delivery, for the Keppel newbuilds acquired in 2017 are approximately $448.2 million (approximately $448.2 million as of December 31, 2020).
Note 15 - Jack-Up Rigs
Set forth below is the carrying value of our jack-up rigs:

	As of December 31,
(In $ millions)	2021	2020
Opening balance as of January 1,	2,824.6	2,683.3
Additions	23.8	37.4
Depreciation	(117.6)	(116.0)
Transfers from newbuildings (note 14)	—	312.7
Disposals (note 6)	—	(6.5)
Reclassification to asset held for sale	—	(9.2)
Impairment	—	(77.1)
Ending balance as of December 31,	2,730.8	2,824.6

Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recorded a depreciation charge of $2.0 million for the year ended December 31, 2021 related to property, plant and equipment ($1.9 million in 2020 and $1.7 million in 2019).
Transfer from newbuildings

During the year ended December 31, 2020, $312.7 million relates to the transfer from newbuildings to jack-up rigs. Of the total amount, $156.9 million relates to the jack-up rig "Heimdal" and $155.8 million relates to the jack-up rigs "Hild". Transferred amounts include $297.0 million in installment payments and $15.7 million in capitalized costs.

Held for sale
As at December 31, 2020, the jack-up drilling rig "Balder" was classified as held for sale. During the year ended December 31, 2021, the sale was completed and the Company recognized a loss on sale of $0.1 million (see Note 6 - Gain on Disposals).

Disposals

During the year ended December 31, 2020, disposals relate to the sale of jack up rigs "B391", "B152", "Dhabi II","MSS1" and rig related equipment (see Note 6 - Gain on Disposals). All disposals are within our dayrate segment and are part of our strategy to dispose of older assets.
Impairment
The Company recognized impairment losses for the years ended December 31, 2021, 2020 and 2019, as follows:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
Atla (1)	—	30.9	—
Balder (1)	—	27.8	—
MSS1 (2)	—	18.4	—
Eir (3)	—	—	11.4
Total	—	77.1	11.4
During the year ended December 31, 2021, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rigs may not be recoverable as of December 31, 2021. We concluded that impairment triggers existed and performed a recoverability assessment across the consolidated jack-up fleet, however no impairment loss was recognized during the year ended December 31, 2021, as the estimated undiscounted net cash flows were higher than the carrying amounts of our jack-up rigs and we concluded that a severe, yet plausible scenario, with a 10% decrease in day rates and utilization used when estimating undiscounted cash flows would not result in a shortfall between the undiscounted cash flow and carrying amount for our jack-up drilling rigs.
We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets may not be recoverable.

(1) During the year ended December 31, 2020, as a result of the coronavirus global pandemic, an indicator of impairment was identified due to the negative impact on the macro-economic environment, which lead to a fall in global oil demand. As such, management performed a fleet wide recoverability assessment which indicated that our estimated undiscounted cash flows for jack-up rigs "Atla" and "Balder" were insufficient to recover the carrying value of the cold stacked rigs. As such, during the year ended December 31, 2020, the Company recognized an impairment loss of $30.9 million relating to "Atla" and $27.0 million relating to "Balder". In addition, a further impairment loss of $0.8 million was recognized for "Balder" when the rig was classified as held for sale, as the estimated net sale price was below its carrying value.
(2) During the year ended December 31, 2020, we recognized an impairment loss of $18.4 million for the jack-up rig "MSS1" as the rig was written down to its expected sales value.
(3) During the year ended December 31, 2019 we recognized an impairment loss of $11.4 million for the jack-up rig "Eir" as the rig was written down to its expected sales value. The rig was subsequently sold during the year ended December 31, 2020.

Note 16 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire at various dates. In 2018, we deemed two of our leases as onerous leases as a result of change in our operating strategy, one of which expired during the year ended December 31, 2021 (our Beverwijk office lease) and one of which expired on March 1, 2022 (our Houston office lease). Upon adoption of the leasing standard, for these operating leases, we offset the right-of-use asset of the lease by the existing carrying amount of the onerous lease liability previously recorded on the date of adoption.
Supplemental balance sheet information related to leases is as follows:

	As of December 31,
(In $ millions)	2021	2020
Operating leases right-of-use assets	1.5	1.6
Current operating lease liabilities	0.7	3.1
Non-current operating lease liabilities	1.3	2.9
The current portion of the right-of-use asset of $0.2 million is recognized within "Other current assets" (see Note 13 - Other Current Assets) and the non-current portion of the right-of-use asset of $1.3 million is recognized within "Other non-current assets" (see Note 17 - Other Non-Current Assets) in the Consolidated Balance Sheets. The current operating lease liabilities are recognized within "Other current liabilities" (see Note 19 - Other Current Liabilities) and the non-current operating lease liabilities are recognized within "Other liabilities" in the Consolidated Balance Sheets. Our weighted average remaining lease term for our operating leases is 7.0 years. Our weighted-average discount rate applied for the majority of our operating leases is 6.4%.

Components of lease expenses are comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2021	2020
Operating lease expense	4.1	6.3
Short-term operating lease expense	—	—
Total operating lease expense	4.1	6.3
Sublease income	2.4	1.8
Our sublease income relates to our Houston Office lease. Of the sublease income recognized during the year ended December 31, 2021, $0.6 million (2020 $0.6 million) was recognized as the amortization against our onerous lease liability and $1.8 million (2020 $1.2 million) derived from subcontracting our Houston office space is recognized in "General and administrative expenses" in our Consolidated Statements of Operations. For the year ended December 31, 2021 and 2020, of the total operating lease expense, $3.0 million and $4.4 million is recognized as "Rig operating and maintenance expenses", respectively and $1.1 million and $1.9 million is recognized as "General and administrative expenses" in the Consolidated Statements of Operations, respectively.

The future minimum leases payments under the Company's non cancellable operating leases as at December 31, 2021 are as follows:

(In $ millions)
2022	0.8
2023	0.3
2024	0.3
2025	0.3
2026	0.3
Thereafter	0.7
Total Minimum Lease Payments	2.7
Less: Imputed interest	(0.7)
Present value of operating liabilities	2.0

Note 17 - Other Non-Current Assets
Other non-current assets are comprised of the following:

	As of December 31,
(In $ millions)	2021	2020
Deferred mobilization and contract preparation costs (1)	4.4	—
Right-of-use lease asset, non-current (2)	1.3	1.3
Deferred tax asset	0.7	0.2
VAT receivable	0.4	0.4
Prepayments	0.1	—
Total	6.9	1.9

(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the jack-up rigs "Groa", "Gerd" and "Skald", which entered into long-term contracts during the year (see Note 5 - Contracts with Customers).

(2) The right-of-use lease asset pertains to our office lease (see Note 16 - Leases).
Note 18 - Accrued Expenses

	As of December 31,
(In $ millions)	2021	2020
Accrued interest	15.3	11.8
Accrued goods and services received, not invoiced	7.7	6.2
Accrued payroll and bonus	6.2	2.4
Other accrued expenses (1)	31.7	31.3
Total	60.9	51.7

(1) Other accrued expenses includes holding costs, professional fees, management fees and other accrued expenses related to rig operations.
Note 19 - Other Current Liabilities

	As of December 31,
(In $ millions)	2021	2020
VAT payable	6.6	1.9
Other current taxes payable (1)	4.6	4.3
Corporate income taxes payable	4.4	3.7
Deferred mobilization and contract preparation revenue	3.9	2.6
Accrued payroll and severance	0.7	2.1
Operating lease liability, current	0.7	3.1
Other current liabilities	1.4	6.2
Total other current liabilities	22.3	23.9

(1) Other current taxes payable includes withholding tax, payroll tax and other indirect tax related liabilities.
Note 20 - Long-Term Debt
Long-term debt is comprised of the following:

	As of December 31,
(In $ millions)	2021	2020
Hayfin Loan Facility	197.0	195.0
Syndicated Senior Secured Credit Facilities	272.7	270.0
New Bridge Facility	30.3	30.0
$350 million Convertible bonds	350.0	350.0
PPL Delivery Financing	753.3	753.3
Keppel Delivery Financing	259.2	259.2
Principal outstanding	1,862.5	1,857.5
Back end fees due to PPL and Keppel on Delivery of rigs	42.8	42.8
Effective interest rate adjustments on PPL and Keppel delivery Financing	17.1	13.4
Deferred finance charges(1)	(6.5)	(7.5)
Carrying value	1,915.9	1,906.2
Carrying amounts in the table above include, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.

(1) For the year ended December 31, 2021, deferred finance charges includes the capitalization of extension fees associated with amendments made to the Hayfin Term Loan Facility, the Syndicated Senior Secured Credit Facilities and the New Bridge Facility, in January 2021, offset by amortization recognized during the year.

The scheduled maturities as of December 31, 2021 of our principal debt are as follows:

(In $ millions)	December 31, 2021
2022	—
2023	1,603.3
2024	—
2025	86.4
2026	172.8
Thereafter	—
Total	1,862.5

Our Revolving and Term Loan Credit Facilities
Hayfin Loan Facility

Original Agreement

On June 25, 2019, we entered into a $195 million senior secured term loan facility agreement with funds managed by Hayfin Capital Management LLP, as lenders, among others. Our wholly-owned subsidiary, Borr Midgard Assets Ltd., is the borrower under the Hayfin Facility, which is guaranteed by Borr Drilling Limited and secured by mortgages over three of our jack-up rigs, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. Our Hayfin Facility was originally due to mature in June 2022 and bears interest at a rate of LIBOR plus a specified margin. The Hayfin Facility agreement includes a make-whole obligation if repaid during the first twelve months and, thereafter, a fee for early prepayment and final repayment.

Our Hayfin Facility agreement contains various financial covenants, including a requirement that we maintain minimum liquidity equal to three months' interest on the facility for each jack-up rig providing security that are not actively operating under an approved drilling contract (as defined in the Hayfin Facility agreement). Our Hayfin Facility agreement also contains a loan to value covenant, linked to a minimum security value clause, initially requiring that the market value of our rigs at all times should cover at least 175% of the aggregate outstanding facility amount.

The facility also contains various covenants which restrict distributions of cash from Borr Midgard Holding Ltd., Borr Midgard Assets Ltd. and our related rig-owning subsidiaries to us or our other subsidiaries and the management fees payable to Borr Midgard Assets Ltd.’s directly-owned subsidiaries. Our Hayfin Facility agreement also contains customary events of default which include any change of control, non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Hayfin Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders under our Hayfin Facility may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders under our Hayfin Facility may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant.

June 2020 Amendments

In June 2020, Hayfin agreed to certain amendments to the facility, including relaxing some restrictions related to transfer of cash within the ring fenced structure and allowing the Company to utilize minimum liquidity equal to three months' interest ($2.4 million at the time) in the Ring Fenced Entities to pay interest under the facility. The restricted cash was originally required to be replenished on January 1, 2021, however following loan agreement amendments in January 2021 this date was amended to October 1, 2021. As at December 31, 2021, we held $1.1 million of restricted cash relating to this facility (see Note 11 - Restricted Cash). In January 2021, this value-to-loan covenant threshold was lowered from 175% to 140%. As at December 31, 2021, the Company was in compliance with the requirements of the amended value-to-loan covenant.

January 2021 Amendments

In January 2021, Hayfin agreed to certain amendments to the facility pursuant to which the maturity date of this facility was amended from June 2022 to January 2023. Also included in the January 2021 amendments were purchase options for the benefit of Hayfin, in respect of the “Thor” and “Skald”, unless the rigs were activated by December 31, 2021, in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance the loan and retain the rig within a certain time period. As at December 31, 2021, the "Skald" was activated and operating, and the "Thor" was undergoing activation. In December 2021, the date at which the "Thor" had to completed its activation was amended to February 28, 2022, which was further amended as described below.

March 2022 Consent and Amendment

In March 2022, the Company entered into a “Consent and Amendment letter” with Hayfin where Hayfin consented to the Company entering into agreements with the shipyards to defer debt maturities and delivery installments until 2025 and make other amendments to the shipyard facilities, including changing the payments in 2022 and 2023. The Consent and Amendment letter introduced a Financial Covenant related to the Book Equity Ratio of the Company, similar to that of the Syndicated Senior

Secured Credit Facilities. Moreover, this Consent and Amendment letter amended the date by which the "Thor" had to complete its activation from February 28, 2022, to March 31, 2022 and subsequently, Hayfin has agreed to further extend such date to April 30, 2022.

As of December 31, 2021, jack-up rigs “Saga”, “Skald” and “Thor” were pledged as collateral for the $195 million Hayfin Loan Facility. Total book value of the encumbered rigs was $381.8 million as of December 31, 2021.

As of December 31, 2021, the facility was fully drawn and we had $197.0 million outstanding under our Hayfin Facility, which included a deferred amendment fee of $2.0 million.
Syndicated Senior Secured Credit Facilities

Original Agreement

On June 25, 2019, we entered into $450 million senior secured credit facility agreements with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, as lenders, among others. The senior credit facilities were comprised of a $230 million credit facility, $50 million newbuild facility (which was cancelled in 2020), $70 million facility for the issuance of guarantees and other trade finance instruments as required in the ordinary course of business and, a $100 million incremental facility, which was subject to transferring two secured rigs from the New Bridge Revolving Credit Facility (outlined below). This agreement was amended on September 12, 2019, when Clifford Capital Pte. Ltd. became a new lender with a commitment of $25 million and as such, one rig as security was transferred from the New Bridge Revolving Credit Facility utilizing $50 million of the incremental facility. On December 23, 2019, certain financial covenants related to maturity dates and interest payments were amended. Our obligations under our Syndicated facility are secured by mortgages over seven of our jack-up rigs and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. The terms of the facility allow for an additional jack-up rig, "Odin", currently secured under the New Bridge Facility, to be transferred to our Syndicated Facility if there are incremental commitments from other financiers in the Syndicated Facility (in which case the New Bridge Facility would be repaid at that time). Our Syndicated Facility bears interest at a rate of LIBOR plus a specified margin, and was originally due to mature in June 2022.

The Syndicated Facility agreement contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants subjecting dividends to certain conditions which, if not met, would require the approval of our lenders prior to the distribution of any dividend; restrictions on the repurchase of our shares and restrictions on changing the general nature of our business. Furthermore, a change of control event occurs if Mr. Tor Olav Trøim ceases to serve on our board, or Mr. Tor Olav Trøim ceases to maintain ownership of at least three million  shares (subject to adjustment for certain transactions). Our Syndicated Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Syndicated Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our Syndicated Facility contains a “Most Favored Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements.

June 2020 Amendments

In June 2020, the lenders agreed to amend the terms of various of the covenants, and the dates of certain amortization payments which otherwise would have occurred in 2021 to occur on maturity in the second quarter of 2022. The agreements included requirements that we maintain a minimum book equity ratio until and including December 31, 2021, equal to or higher than 25%; and thereafter equal to or higher than 40%, a positive working capital balance, a debt service cover ratio in excess of 1.25 of our interest and related expenses from the start of 2022. Furthermore, the Company was required to maintain minimum liquidity equal to $5 million in cash until December 31, 2020; $10 million in cash from and including January 1, 2021, to and including June 30, 2021; $15 million in cash from and including July 1, 2021 to and including September 30, 2021; $20 million in cash from and including October, 1 2021, to and including December 31, 2021; and free liquidity including cash and undrawn revolving credit facilities of the higher of (i) $30 million and (ii) 3% of the aggregate of net interest bearing debt and certain funds in blocked accounts on or after January 1, 2022.

January 2021 Amendments

In January 2021, further amendments were made to the terms of various of the covenants and amortization payments and maturity dates were amended to January 2023. The amended agreements included a requirement that we maintain a minimum book equity ratio during 2022 equal to or higher than 30%, and during 2023 equal to or higher than 35%. Minimum liquidity covenant levels were also amended to (i) $5 million until December 31, 2021, (ii) $10 million from and including January 1, 2022 to and including June 30, 2022 and (iii) $15 million from and including July 1, 2022.

Furthermore, debt service cover ratio requirements were waived until final maturity. The threshold of the minimum value to loan covenant was also lowered from 175% to 140%. Following these amendments, the Company was in compliance with the requirements of the amended value-to-loan covenant.

December 2021 Amendment

In December 2021, the equity covenant was amended to require the Company to maintain an equity ratio in excess of (i) 25% until January 31, 2022, (ii) in excess of 30% from February 1, 2022 until December 31, 2022 and (iii) in excess of 35% from January 1, 2023.

January 2022 Amendment

In January 2022, the equity covenant was further amended to require the Company to maintain an equity ratio in excess of (i) 25% until June 30, 2022, (ii) in excess of 30% from July 1, 2022 until December 31, 2022 and (iii) in excess of 35% from January 1, 2023. In addition, the Company has undertaken to negotiate and use its best efforts to (i) agree a binding lock-up and refinancing agreement in relation to the Syndicated Senior Secured Credit Facilities, New Bridge Facility and the Convertible Bonds by no later than March 31, 2022, and (ii) implement and complete a refinancing of the Syndicated Senior Secured Credit Facilities, New Bridge Facility and the Convertible Bonds by no later than June 30, 2022. The January 2022 amendments cease to apply if the December 2021 Agreements in Principle for the PPL Newbuild Financing and Keppel Newbuild Financing, described below, are not implemented or if the terms under those agreements are modified in any respect (unless approved in writing by the agent under the Syndicated Senior Secured Credit Facilities).

As of December 31, 2021, jack-up rigs “Frigg”, “Idun”, “Norve”, “Prospector 1”, “Prospector 5”, “Mist” and “Ran” were pledged as collateral for the Syndicated Senior Secured Credit Facilities. Total book value of the encumbered rigs was $571.9 million as of December 31, 2021.

As of December 31, 2021, we had $272.7 million outstanding under our Syndicated Facility, which included a deferred amendment fee of $2.7 million. In addition, we have a $70 million guarantee line under the Syndicated Facility, of which $11.2 million was utilized as of December 31, 2021. As of December 31, 2021, there was $10 million undrawn under the facility which may only be drawn at the discretion of all lenders.
New Bridge Facility

Original Agreement

On June 25, 2019, we entered into a $100 million senior secured revolving loan facility agreement with DNB Bank ASA and Danske Bank, as lenders, secured by mortgages over two of our jack-up rigs, assignments of intra-group loans, rig insurances and certain rig earnings and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs. In connection with our utilization of the first incremental tranche under our Syndicated Facility in September 2019, the security over one of the rigs, “Ran”, was released and transferred into the Syndicated Senior Secured Credit Facilities and the facility amount was reduced to $50 million and $50 million was repaid. Our New Bridge Facility agreement was amended on October 30, 2019, when certain changes were made to the margin. Our New Bridge Facility bears interest at a rate of LIBOR plus a variable margin and was originally due to mature in June 2022.

The agreement contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants requiring the approval of our lenders prior to the distribution of any dividends; and restrictions on the repurchase of our shares and restrictions on changing the general nature of our business. Furthermore, a change of control event occurs if Mr. Tor Olav Trøim ceases to serve on our Board or Mr. Tor Olav Trøim ceases to maintain ownership of at least three million  shares (subject to adjustment for certain transactions). Our New Bridge Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the New Bridge Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our New Bridge Facility contains a “Most Favored Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements.

June 2020, January 2021, December 2021 and January 2022 Amendments

The New Bridge Facility was amended in June 2020, January 2021, December 2021 and January 2022 to make amendments consistent with those made to the $450 million Syndicated Senior Secured Credit Facilities, described above.

As of December 31, 2021, “Odin” was pledged as collateral for the New Bridge Revolving Credit Facility. Total book value of the encumbered rig was $86.1 million as of December 31, 2021.

As of December 31, 2021, we had $30.3 million outstanding under our New Bridge Facility, which included a deferred amendment fee of $0.3 million. As of December 31, 2021, $20 million remained undrawn under our New Bridge Facility, which may only be drawn with the consent of all of the lenders.
Convertible Bonds

In May 2018, we raised $350.0 million through the issuance of convertible bonds, which mature in May 2023. As at December 31, 2021, the conversion price was $63.5892 per share, with the full amount of the convertible bonds convertible into a total of 5,504,079 shares. The convertible bonds have a coupon of 3.875% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on our ability and the ability of our subsidiaries to incur secured capital markets indebtedness, subject to exceptions. The Company entered into Call Spreads to mitigate potential effects of a conversion (see Note 8 - Other Financial Expenses, net).

As of December 31, 2021, we were in compliance with the covenants and our obligations under our convertible bonds.
Our Delivery Financing Arrangements

PPL Newbuild Financing

Original Agreements

In October 2017, we agreed to acquire nine premium “Pacific Class 400” jack-up rigs from PPL (the “PPL Rigs”). In connection with delivery of the PPL Rigs, our rig-owning subsidiaries as buyers of the PPL Rigs agreed to accept delivery financing for a portion of the purchase price equal to $87.0 million per jack-up rig (the “PPL Financing”).

The PPL Financing for each PPL Rig is an interest-bearing secured seller's credit, with the borrower being either a rig owner in which case its obligations are guaranteed by the Company, or the borrower being the Company, with the rig owner as guarantor and provider of security in its assets. Each seller’s credit originally matured on the date falling 60 months from the delivery date of the respective PPL Rig, however in January 2021, amendments were made to amend maturity dates for the loans to May 2023 and PPL has agreed in principal to further amend to the maturity dates to 2025, subject to conditions, as discussed below. The PPL Financing bears interest at 3-month USD LIBOR plus a variable marginal rate.

The PPL Financing is cross-collateralized and secured by a mortgage on each PPL Rig and an assignment of the insurances in respect of each PPL Rig. The PPL Financing also contains various covenants and the events of default include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the PPL Financing agreements or security documents, or jeopardize the security. In addition, each rig-owning subsidiary is subject to certain covenants.

Accrued, unpaid interest is guaranteed by Borr IHC Limited, an intermediate holding company which was incorporated on June 29, 2020 (in connection with the June 2020 Amendments, as discussed below). Borr IHC Limited is a subsidiary of the Company and has acquired the shares in the Company’s other subsidiaries with the exception of Borr Jack-Up XVI. The security for the PPL Financing also includes share security over the owners of the rigs which were delivered by PPL with finance under the PPL Financing agreements.

June 2020 Amendments

In June 2020, a substantial amount of cash payments of interest was deferred in relation to these rigs for the period from the first quarter of 2020 to the fourth quarter of 2021, and accrued interest became payable from the first quarter of 2022, except for $1 million becoming payable per quarter starting in the first quarter of 2020.

January 2021 Amendments

In January 2021, further amendments were made to the terms of various of the covenants, and repayment dates were amended to occur in May 2023. Accrued interest payments were amended to March 2023, however an interim payment schedule was introduced requiring a total of $6 million and $12 million to be paid in 2021 and 2022 respectively. Minimum liquidity covenant levels were also amended to: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022. Value to loan covenants were also amended, requiring additional security in the event that the value of any rigs fall below $70 million in 2021, $75 million in 2022 or $80 million thereafter. Limitations were also placed on payments to other creditors, other than certain permitted payments.

December 2021 Agreement in Principle

On December 27, 2021, we agreed with PPL to amend debt maturities from 2023 to 2025. As part of these agreements, the Company agreed to make cash repayments on the accrued costs and capitalized payment-in-kind ("PIK") interest owed to PPL during 2022 and 2023, in addition to what was agreed in the January 2021 amendments (discussed above). These additional payments amount to $12.7 million at the completion of the amendment agreements for the deferral (including a $3.8 million amendment fee) and an additional $30 million payable later in 2022. The agreements also provided that the payment of the remaining deferred yard costs and capitalized interest originally due in 2023 would be paid out during 2023 and 2024. In addition, regular payments of cash interest and capital costs for deferring deliveries will commence in 2023. The agreement in principle also provided for applying a portion of future net equity offerings (approximately 20%) to repay amounts owed to the yards, first to be applied to the accrued and capitalized interest costs, and secondly to repay principal. This agreement in principle (which was implemented pursuant to a global amendment deed in the first quarter of 2022) contemplates that the Company will refinance maturities of its Senior Secured Credit Facilities and Hayfin facilities and convertible bonds to mature in 2025 or later and if such refinancing is not complete by June 30, 2022, the amendments contemplated by the December 2021 Agreement in Principle will cease to apply (with no obligation on the yard to repay additional amounts already paid pursuant to such amendments) and the maturities of the PPL Newbuild Financing debt will revert to the current schedule.

As of December 31, 2021, "Galar", "Gerd", "Gersemi", "Grid", "Gunnlod", "Groa", "Gyme", "Natt" and "Njord" were pledged as collateral for the PPL financing. Total book value for the encumbered rigs was $1,253.0 million as of December 31, 2021.

As of December 31, 2021, we had $753.3 million of principal debt (2020: $753.3 million) of PPL Financing outstanding and were in compliance with the covenants and our obligations under the PPL Financing agreements.
Keppel Newbuild Financing

Original Agreement

In May 2018, we agreed to acquire five premium KFELS B class jack-up rigs, three completed and two under construction from Keppel (the “Keppel H-Rigs”). As of December 31, 2021, two Keppel H-Rigs ("Huldra" and "Heidrun") remain to be delivered. In connection with delivery of the Keppel H-Rigs, Keppel has agreed to extend delivery financing for a portion of the purchase price equal to $90.9 million for the three delivered jack-up rigs and $77.7 million each for the two undelivered rigs "Huldra" and "Heidrun" (together to be referred to as the "H-Rig Financing"). Separately from the H-Rigs Financing described below, we may exercise an option to accept delivery financing from Keppel with respect to two ("Vale" and "Var") of the three additional newbuild jack-up rigs, acquired in connection with the Transocean Transaction. We will, prior to delivery of each jack-up rig from Keppel, consider available alternatives to such financing.

The H-Rig Keppel Financing for each Keppel Rig is an interest-bearing secured facility from the lender thereunder (an affiliate of Keppel), guaranteed by the Company which will be made available on delivery of each rig. Maturity dates were initially 60 months from the delivery date of each respective Keppel Rig, however in January 2021, amendments were made to extend maturity dates for the loans by one year, and for interest payment dates to be deferred by one year to the fourth anniversary of each loan.

Payments of interest were originally due to fall in quarterly installments from the first quarter of 2021 until delivery; such payment dates were amended as discussed below.

The H-Rig Financing for each respective Keppel Rig will be secured by a mortgage on such Keppel Rig, assignments of earnings and insurances and a charge over the shares of the rig-owning subsidiary which holds each such Keppel Rig. The H-Rig Financing agreements also contain a loan to value clause requiring that the market value of our rigs shall at all times be at least 130% of the loan and also contains various covenants, including, among others, restrictions on incurring additional indebtedness. Each Keppel Financing agreement also contains events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Keppel Financing agreements or security documents, or jeopardize the security.

June 2020 Amendments

In June 2020, we agreed to defer the delivery of two of the Keppel Rigs to the third quarter of 2022 and three of the newbuild jack-up rigs acquired in connection with the Transocean Transaction to June 30, 2022 ("Tivar") and the third quarter of 2022 ("Vale" and "Var"). We also agreed to pay certain holding and other costs for each of the five rigs in respect of the period from the original delivery dates to the revised delivery dates.

January 2021 Amendments

In January 2021, we agreed with Keppel to amendments to these agreements including for purchase price installments, holding costs and cost cover payments in respect of the five undelivered rigs to be deferred until 2023, other than interim payments totaling $6 million in 2021, and $12 million in 2022. We also agreed to postpone deliveries to May 2023 ("Tivar"), July 2023 ("Vale"), September 2023 ("Var"), October 2023 ("Huldra") and December 2023 ("Heidrun"). For the undelivered rigs, Keppel was given the right to terminate newbuilding contracts with no refund or other compensation to the rig owner(s) if it receives an offer form a third party, unless Borr purchases the rigs at the contract price within a certain time period. Limitations were also placed on payments to other creditors, other than certain permitted payments.

December 2021 Agreement in Principle

On December 27, 2021, we agreed with Keppel to amend debt maturities from 2023 to 2025. As part of these agreements, the Company agreed to make cash repayments on the accrued costs owed to the Keppel during 2022 and 2023, in addition to what was agreed in the January 2021 amendments (discussed above). These additional payments amount to $6.9 million at the completion of the amendment agreements for the deferral (including $2.8 million of amendment fee), and an additional $22.6 million payable later in 2022. The agreements also provided that the payment of the remaining deferred yard costs for the newbuilds originally due in 2023 would be paid out during 2023 and 2024. In addition, regular payments of capital costs for deferring deliveries will commence in 2023. The agreement in principle also provided for applying a portion of future net equity offerings (approximately 14.3%) to repay amounts owed to the yards, first to be applied to the accrued and capitalized costs, and secondly to repay principal. This agreement in principle contemplates that the Company will refinance maturities of its Senior Secured Credit Facilities and Hayfin facilities and convertible bonds to mature in 2025 or later and if such refinancing is not complete by June 30, 2022, the amendments contemplated by the December 2021 Agreement in Principle will cease to apply (with no obligation on the yard to repay additional amounts already paid pursuant to such amendments) and the maturities and delivery deferrals will revert to the current schedule.

As of December 31, 2021, Hermod, Hild and Heimdal were pledged as collateral for the Keppel financing. Total book value for the encumbered rigs was $438.0 million as of December 31, 2021.

As of December 31, 2021, we had $259.2 million (2020: $259.2 million) in Keppel principal Financing outstanding and were in compliance with our covenants and obligations under the Keppel Financing agreements.
Interest

The average interest rate for our interest-bearing debt (excluding our convertible bonds) was 4.85% for the year ended December 31, 2021 (2020: 4.93%). The average margin of our interest-bearing Financing Arrangements is calculated as the weighted average of the forecasted outstanding loan balance and margin, and excludes our convertible bonds.
Note 21 - Onerous Contracts
Onerous contracts are comprised of the following:

	As of December 31,
(In $ millions)	2021	2020
Onerous rig contract "Tivar"	16.8	16.8
Onerous rig contract "Vale"	26.9	26.9
Onerous rig contract "Var"	27.6	27.6
Total	71.3	71.3
Onerous contracts relate to the estimated excess of remaining shipyard installments to be made to Keppel FELS over the fair value estimate for the jack-up drilling rigs "Tivar", "Vale" and "Var".
As a result of amended agreements with Keppel FELS in January 2021, "Tivar" is expected to be delivered in the second quarter of 2023 and "Vale" and "Var" are expected to be delivered in the third quarter of 2023. (see Note 20 - Long-Term Debt).
Note 22 - Commitments and Contingencies
Acquisition of Keppel Rigs
In May 2018, the Company signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. Total consideration for the transaction will be approximately $742.5 million. In the second quarter of 2018, the Company paid a pre-delivery installment of $288.0 million. The pre-delivery installment is secured by a parent guarantee from Keppel Offshore & Marine Ltd. The Company has secured financing of the delivery payment for each Keppel Rig from Offshore Partners Pte. Ltd (formerly Caspian Rigbuilders Pte. Ltd). Each loan was non-amortizing and scheduled to mature five years after the respective delivery dates. In January, 2021, these maturity dates were extended by one year (see Note 20 - Long-Term Debt). The delivery financing is secured by a first priority mortgage, an assignment of earnings, an assignment of insurance and a charge over shares and parent guarantee from the Company.
We took delivery of the new jack-up rigs “Hermod”, "Heimdal" and "Hild" in October 2019, January 2020 and April 2020, respectively, and we were due to take delivery of the two remaining rigs, the "Huldra" and "Heidrun" in 2022. In January 2021, the delivery dates of the "Huldra" and "Heidrun" were amended to the fourth quarter of 2023. The remaining contracted installments, payable on delivery, for the Keppel newbuilds acquired in 2018 are approximately $172.8 million as of December 31, 2021 ($172.8 million as of December 31, 2020).
Transocean Transaction
On March 15, 2017, the Company entered into an agreement and a signed letter of intent to acquire fifteen high specification jack-up drilling rigs from Transocean Inc ("Transocean"). The transaction consisted of Transocean's entire jack-up fleet, comprising eight rig owning companies in Transocean's fleet and five newbuildings under construction at Keppels Fels Limited, Singapore.
Of the five newbuildings acquired in connection with the Transocean Transaction, as of December 31, 2021 two rigs have been delivered ("Saga", "Skald") and three remain under construction ("Tivar", "Vale" and "Var"). We may exercise an option to accept delivery financing from Keppel with respect to “Vale” and “Var”. In June 2020, we agreed to defer the delivery dates to the second quarter of 2022 (“Tivar”) and the third quarter of 2022 (“Vale” and “Var”). In January 2021, we agreed to further defer delivery dates to the second quarter of 2023 ("Tivar") and the third quarter of 2023 (“Vale” and “Var”). The remaining contracted installments for these three rigs under construction, payable on delivery are approximately $448.2 million as of December 31, 2021 ($448.2 million as of December 31, 2020).
The Company has the following delivery installment commitments:

	As at December 31, 2021		As at December 31, 2020
(In $ millions)	Delivery installment	Back-end fee	Delivery installment	Back-end fee
Delivery installments for jack-up drilling rigs	621.0	9.0	621.0	9.0
The back-end fee is only payable and will be included as part of the cost price if we choose to accept delivery financing from Keppel. In addition, under the PPL Financing, PPL is entitled to certain fees payable in connection with the increase in the market value of the relevant PPL Rig Owner from October 31, 2017 until the repayment date, less the relevant rig owner's equity cost of ownership of each rig and any interest paid on the delivery financing. (see Note 20 - Long-Term Debt).
The following table sets forth when our delivery installment commitments fall due as of December 31, 2021:

(In $ millions)	Less than 1 year	2 years	3 years	Thereafter	Total
Delivery installments for jack-up rigs	—	621.0	—	—	621.0
The back-end fees are excluded from the maturity table above as they are only payable if we choose to accept the delivery financing from Keppel.
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	As of December 31,
(In $ millions)	2021	2020
Surety bonds, bank guarantees and performance bonds	20.8	43.3
Performance guarantee to Opex (1)	—	5.9
Total	20.8	49.2

(1) Effective August 4, 2021, upon sale of the Company's 49% interest in Opex, the performance guarantee provided to Opex was terminated, and the associated liability was derecognized (see Note 7 - Equity Method Investments).
As of December 31, 2021, the expiry dates of these obligations are as follows:

(In $ millions)	Less than 1 year	1-3 years	Total
Surety bonds, bank guarantees and performance bonds	13.2	7.6	20.8
Total	13.2	7.6	20.8
Assets pledged as collateral

	As of December 31,
(In $ millions)	2021	2020
Book value of jackup rigs pledged as collateral for long-term debt facilities	2,730.8	2,824.6
Note 23 - Non-Controlling Interest
Non-controlling interest consisted of a 10% ownership interest in Borr Jack-Up XVI Inc. acquired in late 2017 by Valiant Offshore Contractors Limited. The Company reacquired the ownership interest of 10% for nil consideration in 2020.
Note 24 - Share Based Compensation

We have adopted a long-term Share Option Scheme ("Borr Scheme"). The Borr Scheme permits the board of directors, at its discretion, to grant options and to acquire shares in the Company to employees, non-employees and directors of the Company or its subsidiaries. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five-year terms and vest equally over a period of three to four years. The total number of shares authorized by the Board to be issued under the scheme is 6,897,000.
Share-based payment charges for the years ended December 31, 2021, 2020 and 2019 were as follows:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
Share-based payment charge	0.1	0.7	3.9
Details regarding share option issuances for the year ended December 31, 2021 and 2019 are as follows:

Grant Date	Number of Share Options Issued	Exercise Price	Share Price Grant Date
August 2021	5,150,000	2.00	1.40
March 2019	230,000	35.00	28.40
No share options were granted in the year ended December 31, 2020.
The fair values of the consolidated options issued in 2021 and 2019 were calculated at $2.6 million and $1.7 million, respectively, and are recognized as "General and administrative expenses" or "Rig operating and maintenance expenses" based on employee's profit center in the Consolidated Statements of Operations over the vesting period. No share options were granted in the year ended December 31, 2020.
The table below sets forth the number of share options and weighted average grant date fair value price for the year ended December 31, 2021:

	Number	Weighted Avg. Fair Value Price (in $)
Outstanding at January 1, 2021	885,000	1.91
Granted during the year	5,150,000	0.51
Forfeited during the year	(105,500)	1.24
Expired during the year	(259,500)	3.19
Outstanding at December 31, 2021	5,670,000	0.64
The fair value of equity settled options are measured at grant date using the Black Scholes option pricing model using the following inputs:

	2021	2019
Expected future volatility	57%	32%
Expected dividend rate	—%	—%
Risk-free rate	0.5% to 0.8%	2%
Expected life after vesting	2 years	2 years
The volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the Oslo Stock Exchange, (ii) deleveraged peer group volatility and (iii) Oslo Energy sector index volatility.
The table below sets forth the number of share options granted and weighted average exercise price during the years ended December 31, 2021, 2020 and 2019:

	2021		2020		2019
	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)
Outstanding at January 1	885,000	41.86	1,178,750	41.84	1,307,500	44.00
Granted during the year	5,150,000	2.00	—	—	230,000	35.00
Forfeited during the year	(105,500)	23.21	(293,750)	41.78	(358,750)	44.68
Expired during the year	(259,500)	20.32	—	—	—	—
Outstanding at December 31	5,670,000	5.66	885,000	41.86	1,178,750	41.84
Exercisable at December 31	411,244	41.75	572,000	40.54	405,500	40.08
Weighted average remaining life for the vested options as at December 31, 2021, 2020 and 2019 were 1.19 years, 2.01 years and 2.86 years respectively.
Note 25 - Pensions
Defined Benefit Plans
As part of the Paragon acquisition, on March 29, 2018, the Company acquired two defined benefit pension plans.
As of December 31, 2021, the Company sponsored two non-U.S. noncontributory defined benefit pension plans, the Paragon Offshore Enterprise Ltd and the Paragon Offshore Nederland B.V. pension plans, which cover certain Europe-based salaried employees. As of January 1, 2017, all active employees under the defined benefit pension plans were transferred to a defined contribution pension plan related to their future service. The accrued benefits under the defined benefit plans were frozen and all employees became deferred members.
As of December 31, 2021, assets of the Paragon Offshore Enterprise Ltd and Paragon Offshore Nederland B.V. pension plans were invested in instruments that are similar in form to a guaranteed insurance contract. The plan assets are based on surrender values, and represent the present value of the insured benefits. Surrender values are calculated based on the Dutch Central Bank interest curve. This yield curve is based on inter-bank swap rates. There are no observable market values for the assets (Level 3); however, the amounts listed as plan assets were materially similar to the anticipated benefit obligations under the plans.
As of December 31, 2021, our pension obligations represented an aggregate liability of $172.9 million and an aggregate asset of $172.9 million, representing the funded status of the plans. In the year ended December 31, 2021, aggregate periodic benefit costs showed an interest credit of $0.2 million and an expected return on plan assets of $0.2 million. Our defined benefit pension plans are recorded at fair value.
A reconciliation of the changes in projected benefit obligations (“PBO”) for our pension plans are as follows:

	As of December 31,
(In $ millions)	2021	2020
Benefit obligation at beginning of period	184.0	169.0
Interest (credit) / cost	(0.2)	0.9
Actuarial (gain) / loss	(16.9)	21.8
Benefits paid	(1.7)	(1.6)
Foreign exchange rate changes	7.7	(6.1)
Benefit obligation at end of period	172.9	184.0

A reconciliation of the changes in fair value of plan assets is as follows:

	As of December 31,
(In $ millions)	2021	2020
Fair value of plan assets at beginning of period	184.0	169.3
Actual return on plan assets	(17.1)	22.7
Employer contribution	—	(0.3)
Benefits paid	(1.7)	(1.6)
Foreign exchange rate changes	7.7	(6.1)
Fair value of plan assets at end of period	172.9	184.0
Both plans were fully funded as of December 31, 2021 and December 31, 2020 and as such, no amounts are recognized in our Consolidated Statements of Operations as of December 31, 2021 and December 31, 2020.
Benefit cost includes the following components:

	For the Years Ended December 31,
(In $ millions)	2021	2020
Interest cost	(0.2)	0.9
Expected return on plan assets	0.2	(0.9)
Net benefit cost	—	—
No benefit cost was recognized in our Consolidated Statement of Operations during 2021 and 2020.
Defined Benefit Plans – Key Assumptions
The key assumptions for the plans are summarized below:

	As of December 31,
Weighted Average Assumptions Used to Determine Benefit Obligations	2021	2020
Discount rate	0.39% to 0.43%	(0.09)% to (0.14)%

	For the Years Ended December 31,
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost	2021	2020
Discount rate	0.39% to 0.43%	(0.09)% to (0.14)%
Expected long-term return on plan assets	0.39% to 0.43%	(0.09)% to (0.14)%
The discount rates used to calculate the net present value of future benefit obligations are determined by using a yield curve of high-quality bond portfolios with an average maturity approximating that of the liabilities.
The assets are based on the surrender value of vested benefits within the Nationale Netherlanden contract. This value is based on the projected future cash flows discounted with a (contractually specified) interest rate term structure (spot rates by term). The single interest equivalent of this interest rate term structure has been set as the expected return on plan assets.
Defined Benefit Plans – Cash Flows
No contributions were made to the plans in 2021 or 2020. The Company does not expect to make contributions to the plan in the next year.

The following table summarizes the benefit payments at December 31, 2021 estimated to be paid within the next ten years by the issuer of the guaranteed insurance contract:

		Payments by Period
	Total	2022	2023	2024	2025	2026	Five Years Thereafter
Estimated benefit payments	31.8	1.9	2.2	2.5	2.8	3.1	19.3
Defined Contribution Plans
The Company operates a number of defined contribution plans, allowing employees to make tax-deferred contributions to the plans. Under these plans the Company matches contributions up to certain defined percentages, depending on the plan. Matching contributions totaled $1.3 million, $1.8 million and $1.9 million for the years ended December 31, 2021, 2020 and 2019 respectively.
Note 26 - Financial Instruments
Concentration of credit risk
There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with DNB Bank ASA and Citibank, however we believe this risk is remote, as they are established and reputable establishments with no prior history of default.
Interest rate risk
The Company is exposed to interest rate risk related to the LIBOR floating-rate portion of debts under our existing financing arrangements. There is a risk that LIBOR rate fluctuations will have a negative effect on the value of our cash flows. The Company is exposed to changes in long-term market interest rates if and when maturing debt is refinanced with new debt.
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company is not engaged in derivative transactions for speculative or trading purposes and has not entered into derivative agreements to mitigate the risk of these fluctuations.
Foreign exchange risk management
The majority of the Company's gross earnings are receivable in U.S dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency, however, we incur certain expenditures in other currencies. There is a risk that currency fluctuations, primarily relative to the U.S. dollar will have a negative effect on the value of our cash flows. The Company has not entered into derivative agreements to mitigate the risk of these fluctuations.
Supplier risk
A supplier risk exists in relation to our rigs undergoing construction with Keppel and PPL, however, we believe this risk is remote as Keppel and PPL are global leaders in the rig and shipbuilding sectors. Failure to complete the construction of any newbuilding on time may result in the delay, renegotiation or cancellation of employment contracts secured for the newbuildings. Further, significant delays in the delivery of the newbuildings could have a negative impact on the Company’s reputation and customer relationships. The Company could also be exposed to contractual penalties for failure to commence operations in a timely manner or experience a loss due to non-payment under refund guarantees issued by Keppel’s and PPL’s respective parent, all of which would adversely affect the Company’s business, financial condition and results of operations.
Concentration of financing risk
There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried or will be carried by Keppel and PPL in the form of shipyard financing. We believe the counterparties to be sound financial institutions, therefore, we believe this risk is remote.
Fair values of financial instruments

The carrying value and estimated fair value of the Company’s cash and financial instruments were as follows:

		As of December 31, 2021		As of December 31, 2020
(In $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents(1)	1	34.9	34.9	19.2	19.2
Restricted cash(1)	1	3.3	3.3	—	—
Trade receivables(1)	1	28.5	28.5	22.9	22.9
Tax retentions receivable(1)	1	1.9	1.9	10.5	10.5
Other current assets (excluding deferred costs)(1)	1	14.1	14.1	14.9	14.9
Due from related parties(1)	1	48.6	48.6	34.9	34.9
Non-current restricted cash(1)	1	7.8	7.8	—	—

Liabilities
Trade payables(1)	1	34.7	34.7	20.4	20.4
Accruals expenses and other current liabilities(1)	1	83.2	83.2	75.6	75.6
Long-term debt(2)	2	1,728.6	1,915.9	1,609.8	1,906.2
Guarantees issued to equity method investments(3)	3	—	—	5.9	5.9

(1) The carrying values approximate the fair values due to their near term expected receipt of cash.

(2) Long-term debt includes our 3.875% convertible bond due in 2023 which is fair valued using observable market-based inputs.

(3) The Guarantee issued to our equity method investment, Opex, as at December 31, 2020 was valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and probability of default. Effective August 4, 2021, upon sale of the Company's 49% interest in Opex, the guarantee was terminated and the associated liability was derecognized (see Note 7 - Equity Method Investments).
Assets measured at fair value on a non-recurring basis

As at December 31, 2020, the jack-up rig "Balder" was classified as held for sale and subsequently sold in February 2021 (see Note 6 - Gain on Disposals). The company measured the rig at a fair value of $4.5 million, which was determined using level 3 inputs based on a combination of an income approach, using projected discounted cash flows and estimated sale or scrap value which required significant judgements. There were no such items as at December 31, 2021.

Note 27 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provide three rigs on a bareboat basis to Perfomex to service its contract with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate and technical service agreements to Opex and Akal, respectively. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned by Opex and Akal is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services and related costs on a per well basis. The revenue from these contracts are recognized as "Related party revenue" in the Consolidated Statements of Operations.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of the Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale was completed on the same date. Until their sale, as a 49% shareholder we were required to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholders Agreement (see Note 7 - Equity Method Investments). Effective August 4, 2021, Opex and Akal ceased to be related parties.

Management services revenue and bareboat revenues from our related parties for the years ended December 31, 2021, 2020 and 2019 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
Management Services Revenue - Perfomex	5.0	10.9	2.6
Management Services Revenue - Perfomex II	3.0	7.5	0.2
Management Services Revenue - Opex	—	1.1	1.3
Bareboat Revenue - Perfomex	22.2	17.5	2.4
Bareboat Revenue - Perfomex II	9.3	5.3	—
Total	39.5	42.3	6.5

Funding provided to our joint ventures for the years ended December 31, 2021 and 2020 consisted of the following(1):

	As of December 31,
(In $ millions)	2021	2020
Perfomex	9.8	10.8
Perfomex II	—	9.4
Opex	—	3.6
Akal	—	1.7
Total	9.8	25.5

(1) Funding provided to our joint ventures is included in "Equity method investments" in the Consolidated Balance Sheets (see Note 7 - Equity Method Investments).

Receivables: The balances with the joint ventures as of December 31, 2021 and 2020 consisted of the following:

	As of December 31,
(In $ millions)	2021	2020
Perfomex	40.8	25.9
Perfomex II	7.8	7.1
Opex	—	1.9
Total	48.6	34.9

As of December 31, 2020 we had a $5.9 million guarantee issued to our equity method investment, Opex. Effective August 4, 2021, upon sale of the Company's 49% interest in Opex, the guarantee was terminated and the associated liability was derecognized (see Note 7 - Equity Method Investments).
b) Transactions with Other related parties

Expenses: The transactions with other related parties for the years ended December 31, 2021, 2020 and 2019 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2021	2020	2019
Magni Partners Limited (1)	0.9	1.0	1.0
Schlumberger Limited (2)	—	6.9	14.6
Total	0.9	7.9	15.6

(1) Magni Partners Limited ("Magni") is a party to a Corporate Services Agreement with the Company, pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Magni.

(2) Schlumberger Limited ("Schlumberger") is one of our larger shareholders, holding 5.5% as at December 31, 2021. Until his appointment as our Chief Executive Officer, Patrick Schorn, formerly Executive Vice President ("EVP") of Wells at Schlumberger Limited, was a Director on our Board. Following Mr Schorn's departure as EVP of Wells from Schlumberger on August 31, 2020, Schlumberger ceased to be a related party. The table above includes the expenses incurred for the years ended December 31, 2020 and 2019, as during this period Schlumberger was considered a related party.
Other
We entered into arrangements with companies which are related to our former Chief Financial Officer, Rune Magnus Lundetræ. Charges during 2019 were $0.03 million, of which $nil was outstanding at the end of 2021 and 2020.
Note 28 - Equity

Authorized share capital

(number of shares of $0.10 each)	2021	2020
Authorized shares: Balance at the start of the year	119,326,923	68,750,000
Increases:
June 4, 2020	—	23,076,923
August 10, 2020	—	20,000,000
November 11, 2020	—	7,500,000
January 11, 2021	25,673,077	—
June 4, 2021	35,000,000	—
Authorized shares: Balance at the end of the year	180,000,000	119,326,923

Issued and Outstanding Share Capital

(number of shares of $0.10 each)	2021	2020
Issued : Balance at the start of the year	110,159,352	56,139,033
Shares issued (1):
June 5, 2020	—	23,076,923
October 5, 2020	—	25,943,396
November 30, 2020	—	5,000,000
January 22, 2021	27,058,823	—
Issued shares: Balance at the end of the year	137,218,175	110,159,352
Treasury Shares (2)	406,333	729,858
Outstanding shares: Balance at the end of the year	136,811,842	109,429,494

(1) As of December 31, 2021, our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange. Details of shares issued for the years ended December 31, 2021 and December 31, 2020 are as follows:

Date of Issue	Type of Listing	Exchange	Shares Issued	Price per Share	Gross Proceeds ($ millions)
June 5, 2020	Private placement	Oslo	23,076,923	$1.30	30.0
October 5, 2020	Private placement	Oslo	25,943,396	$1.06	27.5
November 30, 2020	Private placement	Oslo	5,000,000	$1.06	5.3
Total			54,020,319		62.8

January 22, 2021	Private placement	Oslo	27,058,823	$1.70	46.0

(2) During the year ended December 31, 2021, the Company issued 323,525 common shares using treasury shares, to directors as compensation. The value on the date of issuance of $0.8 million has been recognized in "General and Administrative expenses" in the Consolidated Statements of Operations. The loss on issuance of treasury shares has been recognized as a reduction in "Additional Paid in Capital" in the Consolidated Balance Sheets. No treasury shares were issued in the year ended December 31, 2020.

Date of Treasury Share Issuance	Number of Shares Issued	Share Price on Issuance Date	Value on Issuance Date ($ million)	Book Value ($ million)	Loss on Issuance ($ million)
March 18, 2021	275,132	$2.4	0.7	10.4	9.7
July 14, 2021	48,393	$1.7	0.1	2.1	2.0
	323,525		0.8	12.5	11.7

Note 29 - Subsequent Events
On December 28, 2021, the Company conducted a private placement of $30 million by issuing 13,333,333 common shares at a subscription price of $2.25 per common share. On January 31, 2022, the equity offering was settled and the Company's issued share capital was increased by $1.3 million to $15.1 million, divided into 150,551,508 common shares with a nominal value of $0.10 per common share.

During March 2022, we sold 1,521,944 shares under our ATM program, raising gross proceeds of $5.2 million. The Company's issued share capital following this issuance is 152,073,452 common shares.
In connection with the December 2021 agreement in principle with our shipyard creditors, the Company needed certain approvals and waivers from its other secured creditors. As part of the consents obtained, the Company entered into a consent letter pursuant to which it undertook to negotiate and use its best efforts to (i) agree a binding lock-up and refinancing agreement in relation to the Syndicated Facility, New Bridge Facility and the Convertible Bonds by no later than March 31, 2022, and (ii) implement and complete a refinancing of the Syndicated Facility, New Bridge Facility and the Convertible Bonds by no later than June 30, 2022. The Company and the relevant creditors did not agree a binding lock-up and refinancing agreement in relation to the Syndicated Facility, New Bridge Facility and the Convertible Bonds by March 31, 2022 and, in April 2022, the Company received correspondence on behalf of a group of lenders under the Syndicated Facility and New Bridge Facility asserting those lenders' opinion that the Company had failed to comply with its obligation under the consent letter, and further asserting that a failure to comply with the consent letter constitutes a default under those facilities and reserving those lenders' rights in respect of the asserted non-compliance.
Although a binding lock-up and refinancing agreement was not agreed by March 31, 2022, the Company is of the opinion that it had used its best efforts to reach an agreement by that date and accordingly it has complied with its obligations, and therefore disagrees with those lenders' opinion. Further, the correspondence received from the lenders as described above does not constitute a default notice and the Company has not received any notice from the Facility Agent in this respect. In accordance with the terms of the facility agreement, the Facility Agent is the only party who has the authority to deliver notices on behalf of the syndicate and the facility agreement requires instruction from holders of two thirds (2/3) of loans to require the Facility Agent to deliver a default notice, which the group serving the reservation of rights currently does not have. The Company remains in discussions with relevant creditors with a view to reaching a binding agreement on a refinancing or amendment of all such arrangements by June 30, 2022.