Form 20-F
period 2022-12-31
Borr Drilling Ltd
filed 2023-03-30
CIK 1715497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition periods from ______________________ to______________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ..................
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
22 Bishopsgate
London EC2N 4BQ England
+44 (0)20 7519 7183
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
As of December 31, 2022, there were 228,948,087 common shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.         ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Yes ☐ No ☐

NOTE ON THE PRESENTATION OF INFORMATION
We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless the context otherwise requires, (i) references to “Borr Drilling Limited,” “Borr Drilling,” the “Company,” the “Registrant,” “we,” “us,” “Group,” “our” and words of similar import refer to Borr Drilling Limited and its consolidated subsidiaries, (ii) references to our “Board” or “Board of Directors” refer to the board of directors of Borr Drilling Limited as constituted at any point in time and “Director” or “Directors” refers to a member or members of the Board, as applicable, (iii) references to “Borr Drilling Management UK” refers to our subsidiary Borr Drilling Management (UK) Ltd (iv) references to our “Memorandum,” each provision thereof a “Clause,” or the “Bye-Laws,” each provision thereof a “Bye-Law,” refer to the memorandum of association and the amended and restated bye-laws of Borr Drilling Limited, respectively, each as in effect from time to time, (v) references to “Magni” or “Magni Partners” refers to Magni Partners (Bermuda) Limited, (vi) references to “Drew” refer to Drew Holdings Limited, (vi) references to our “Hayfin Facility” refer to our term loan facility with Hayfin Services LLP, among others, (vii) references to our "New DNB Facility" refers to our senior secured credit facility with DNB Bank ASA, (viii) references to the “Syndicated Facility” refer to the senior secured credit facilities with DNB Bank ASA among others, repaid in full in October 2022 (ix) references to the “New Bridge Facility” refer to the senior secured revolving credit facility with DNB Bank ASA and Danske Bank, repaid in full in October 2022, (x) references to our “Convertible Bonds” refer to our $350.0 million convertible bonds due 2023, (xi) references to our "shipyard delivery financing arrangements" refer to our rig financing arrangements with Keppel and PPL, (xii) references to our "New Convertible Bonds” refer to our $250 million convertible bonds due in 2028, (xiii) references to our “Senior Secured Bonds” refer to our senior secured bonds due in 2026, (xiv) references to our “Reverse Share Splits” refer to the December 2021 conversion of each of our shares into 0.5 shares, resulting in a reverse share split at a ratio of 2-for-1, (xv) references to “Schlumberger” refer to Schlumberger Limited and affiliates and where this term is used to refer to one of our shareholders, means Schlumberger Oilfield Holdings Limited, (xvi) references to "Mexican JVs" refers to Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”) as the context may require and (xvii) references to our “Shares” refer to our outstanding common shares, par value $0.10 per share.
References in this annual report to our “Financing Arrangements” refer to our Hayfin Facility, New DNB Facility, Convertible Bonds and shipyard delivery financing arrangements described more fully herein, collectively.
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
References in this annual report to “National Drilling Company (ADNOC)”, “PTTEP”, “Qatar Energy", "CNOOC”, “Petronas”, “ExxonMobil”, "CPOC", “Centrica North Sea Limited (Spirit Energy)”, "ENI", "Addax", "Brunei Shell", and "Saudi Aramco" refer to our key customers National Drilling Company (now ADNOC Drilling Company), PTT Exploration and Production Public Company Limited, Qatar Energy, CNOOC Petroleum Europe Limited, PETRONAS Carigali Sdn Bhd, Exxon Mobil Corporation, Carigali PTTEPI Operating Company Sdn Bhd, Spirit Energy Limited, ENI Congo S.A., Addax Petroleum Cameroon Limited S.A, Brunei Shell Petroleum Company Sendirian Berhad and Saudi Arabian Oil Company, respectively, including their respective subsidiaries and affiliates as the context may require.
Unless otherwise indicated, all share and per share data in this annual report are adjusted to give effect to our Reverse Share Split and are approximate due to rounding.
PRESENTATION OF FINANCIAL INFORMATION
We produce financial statements in accordance with U.S. GAAP and all financial information included in this annual report is derived from our U.S. GAAP consolidated financial statements, except as otherwise indicated.
Our consolidated financial statements included in this annual report comprise of consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022, 2021 and 2020 and consolidated balance sheets as of December 31, 2022 and 2021 (“Audited Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.
Unless otherwise indicated, all references to “U.S.$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “€,” “EUR,” or “Euros” are to the single currency of the European Monetary Union, all references to “£,” “Pounds” or “GBP” are to pounds sterling. All references to “NOK” are to Norwegian Kroner.

NON-U.S. GAAP FINANCIAL INFORMATION
In this annual report, we disclose non-GAAP financial measures, namely Adjusted EBITDA, as defined under "Item 5. Operating and Financial Review and Prospects". This measure is an important measure used by us, and our businesses, to assess financial performance. Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income, income/(loss) from equity method investments, total financial expenses, net, amortization of deferred mobilization and contract preparation costs, amortization of deferred mobilization and demobilization revenue, and income tax. We present Adjusted EBITDA because we believe that it and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We believe Adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. Moreover, our management uses Adjusted EBITDA in presentations to our Board to provide a consistent basis to measure operating performance of our business, as a measure for planning and forecasting overall expectations, for evaluation of actual results against such expectations and in communications with our shareholders, lenders, bondholders, rating agencies and others concerning our financial performance. We believe that Adjusted EBITDA increases the comparability of year-to-year results and is representative of our underlying performance and against the performance of other companies by excluding the results of our equity method investments, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, taxes or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our net income or other operating results as reported under U.S. GAAP.
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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity requirements, strategy and financial needs. These forward-looking statements include statements about plans, objectives, goals, strategies, outlook, prospects, future events or performance, underlying assumptions, expected industry trends, including the attractiveness of shallow water drilling and activity levels in the jack-up rig and oil industry, day rates, contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts, and contract terms, including day rates, statements with respect to our ATM program, expected industry trends including demand for and expected utilization of rigs, and tender activity and new tenders, and demand and oil and gas price trends, plans regarding rig deployment, statements with respect to newbuilds, including expected delivery dates and new tenders and utilization, including expected commencement date and duration of new contracts, statements with respect to our fleet and its expected capabilities and prospects, including plans regarding rig deployment, operational and financial objectives, including expected financial results and performance for periods for which historical financial information is not available and statements as to expected growth, margin, and dividend policy; statements with respect to our joint venture entities, or JVs, including statements with respect to our Mexican JVs, including plans and strategy and expected payments from our JVs’ customers, the sale of and expected sale proceeds for rigs; statements in relation to climate change matters and energy transition; our commitment to safety and the environment; competitive advantages and business strategy, including our growing industry footprint, strengthening of our drilling industry relationships; our aim to establish ourselves as the preferred provider in the industry, statements with respect to compliance with laws and regulations; statements with respect to the agreements entered into with our shipyard creditors and our other secured creditors, statements about our expected sources of liquidity and funding, statements about funding requirements and our plans to address liquidity requirements and the statements in this report under the heading "—Going concern in Note 1 - General of the Audited Consolidated Financial Statements" included herein, outlook regarding results of operations and factors affecting results of operations, statements with respect to our obligations under our financing arrangements, and expected adoption of new accounting standards and their expected impact, statements with respect to the potential impact of Russian military actions across Ukraine and the current global economic conditions, on oil prices as well as our business, as well as other statements in the sections entitled “Item 4.B. Business Overview—Industry Overview” and “Item 5.D. Trend Information,” and other non-historical statements, which are other than statements of historical or present facts or conditions.

The forward-looking statements in this annual report are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, including, management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors that could cause our actual results, level of activity, outcome, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements include: risks relating to our industry and business, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, the risk that we are not able to meet our liquidity requirements and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets, risks relating to our loan agreements, and risks related to our debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risks relating to our newbuild purchase and financing agreements, risks relating to inflation including the impact on our finance costs and risks relating to recent bank failures, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact on the demand for oil and gas, risks relating to the military action in Ukraine and the current global economic conditions and their impact on our business, and other risks described in “Item 3.D. Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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
C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS
Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to the conducting of international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our business. Our business routinely encounters and addresses risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.

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
◦Global geopolitical tensions and instabilities, including from the Russian military actions across Ukraine, may rise further and create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business.
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
◦We have experienced net losses since inception.
◦Our revenues mainly derive from a limited number of customers, and we are exposed to the risk of default or material non-performance by customers.
◦We are reliant on positive cash flow generation from our Joint Ventures in Mexico, and we may not receive funds in a timely manner.
◦Some of our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs.
◦Outbreaks of epidemic and pandemic diseases, including COVID-19 pandemic, and governmental responses thereto have and could further adversely affect our business.
◦Our business could be materially and adversely affected by severe or unreasonable weather where we have operations.

◦If we are unable to attract and retain highly skilled personnel who are qualified and able to work in the locations in which we operate it could adversely affect our operations.
◦Our information technology systems are subject to cybersecurity risks and threats.
◦The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry recovers.

•Risk factors related to our financing arrangements
◦We have significant debt maturities in the coming years
◦Future cash flows may be insufficient to meet obligations under the terms of our Financing Arrangements.
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
◦Our Financing Arrangements allow our secured creditors, under certain conditions, to cancel planned newbuilding contracts thereby reducing our premium fleet.
◦We may require additional working capital or capital expenditures, other than our Financing Arrangements, from time to time and we may not be able to arrange the required or desired financing.
◦We face risks in connection with delivery financing arrangements in place with Keppel.

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
◦Failure to meet our ESG goals and disclosure requirements could adversely impact our reputation, financial condition and results of operations.

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
The jack-up drilling market historically has been highly cyclical and is primarily related to the demand for, and the available supply of, jack-up rigs. Demand for jack-up rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. It is not unusual for jack-up rigs to be unutilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles improve. During historical industry periods of high utilization and high dayrates, industry participants have ordered new jack-up rigs, which has resulted in an over-supply of jack-up rigs worldwide. During periods of supply exceeding demand, jack-up rigs may be contracted at or near cash breakeven operating rates for extended periods of time until dayrates increase when the supply/demand balance is restored and in recent years oversupply has resulted in "stacking" of rigs. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region.
Volatility in the oil price impacts demand in the offshore drilling industry. Over the past several years, crude oil prices have been volatile and started to steeply decline in late 2014, after reaching prices of over $100 per barrel in 2014, and dropped to as low as approximately $19 per barrel in April 2020 driven by the impact on demand resulting from the COVID-19 pandemic. Oil prices have recovered since then, reaching a price of approximately $130 per barrel of Brent Crude on March 7, 2022 but have remained volatile and more recently declined to approximately $77 per barrel in December 2022. Oil prices have continued to experience significant volatility in part due to the COVID-19 pandemic, global inflation, concerns of a global recession and volatility in global financial markets, actions of the Organization of the Petroleum Exporting Countries ("OPEC") and other oil and gas producers and production cuts and, the Russian invasion of Ukraine. Increases in oil prices do not necessarily translate into increased drilling activity because our customers take into account a number of considerations when they decide to invest in offshore oil and gas resources, including expectations regarding future commodity oil prices and demand for hydrocarbons, which typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may have in the future, a material effect on demand for our rigs. In addition, in prior years there has been an oversupply of jack-up rigs, which impacts utilization and dayrates, and while this oversupply has ceased recently, we may again face an oversupply of jack-up rigs in the event demand declines and as new rigs are constructed. Demand for our contract drilling services and the dayrates for those services impacts our operations and operating results, and any industry downturn would adversely affect our business, financial condition, results of operations and cash flows, and ability to meet covenants in our loan agreements.
The industry downturn in recent years has resulted in many operators idling rigs and a number of our rigs were not in operation for significant periods of 2021 which in turn impacted dayrates for those rigs that were active. Since the downturn, the Company has experienced an increase in the number of working and contracted rigs, which stood at 18 and 21 on December 31, 2021 and December 31, 2022, respectively, however several of these contracts are short term in nature and the number of working and contracted rigs could reduce in the event the Company fails to maintain existing drilling contracts, renew or secure further contracts for these rigs. A prolonged period of reduced demand and/or excess jack-up rig supply may require us to idle or dispose of jack-up rigs or to enter into low dayrate contracts or contracts with unfavorable terms. There can be no assurance that the demand for jack-up rigs will increase or even remain at current levels. Any decline, or if there is not an improvement, in demand for services of jack-up rigs, could have a material adverse effect on our business, financial condition and results of operations.

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

The supply of offshore drilling rigs, including jack-up rigs, has recently been in a period characterized by excess rig supply. While the recent increase in demand has eased this oversupply, a decline in demand could curtail a strengthening, or trigger a further reduction, in utilization and dayrates. Approximately 8 and 9 newbuild jack-up rigs were delivered during 2021 and 2022, respectively, representing an approximate 2.0% and 2.4% increase in the total worldwide fleet of competitive offshore jack-up drilling rigs since the end of 2020 and 2021, respectively. As of March 23 2023, there were approximately 20 newbuild jack-up rigs reported to be on order or under construction (including the two rigs we have agreed to purchase that are still located in shipyards), against the 30 and 39 newbuild jack-up rigs reported to be on order or under construction at the end of 2021 and 2020, respectively. Most of the newbuild jack-up rigs under construction, and to be delivered no later than the third quarter of 2025, including the newbuild jack-up rigs we have agreed to purchase, do not have drilling contracts in place. The supply of marketed offshore drilling rigs could increase due to depressed market conditions, such as the conditions the industry has recently experienced, resulting in an increase in uncontracted rigs. The market in general or a geographic region in particular may not be able to fully absorb the supply of new rigs in future periods and when the period of excess rig supply will end. Any over-supply of drilling rigs could have a material adverse effect on our business, financial condition and results of operations.

The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.

The success of our business largely depends on the level of activity in offshore oil and natural gas exploration, development and production, which may be affected by oil and gas prices and conditions in the worldwide economy. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly affect the level of drilling activity. Historically, when drilling activity and operator capital spending decline, utilization and dayrates also decline and drilling may be reduced or discontinued, resulting in an oversupply of drilling rigs. Oil and natural gas prices have historically been volatile, and oil prices declined significantly for a long period since mid-2014, when prices were in excess of $100 per barrel, reaching levels of approximately as low as $19 per barrel in April 2020 causing operators to reduce capital spending and cancel or defer existing programs, substantially reducing the opportunities for new drilling contracts.

Although oil prices have recovered since the low levels of early 2020, we may experience insufficient demand if long term oil prices decline below current levels and/or rig supply remains at or increases above current levels. A short-lived (or expectation of a short-lived) recovery in oil and natural gas prices, continued volatility in prices or further price reductions, may cause our customers to maintain historically low levels or further reduce their overall level of activity and capital spending, in which case demand for our services may decline and our results of operations may be adversely affected through lower rig utilization and/or low dayrates. Numerous factors may affect oil and natural gas prices and demand for our services, including:

•regional and global economic conditions and changes therein, including the effects of inflation, and concerns of a global recession and volatility in financial markets;

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

•a reduction of capital spending and activities in the oil and gas sector by our customers as they are starting to allocate resources to green energy projects, leading to less focus on oil and natural gas production growth;

•the level of production by non-OPEC countries;

•inventory levels, and the cost and availability of storage and transportation of oil, gas and their related products;

•capital allocation decisions by our customers, including the relative economics of offshore development versus onshore prospects;

•the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat, specifically, the current implications of, and future expectations in relation to, COVID-19 on global economic activity and therefore oil prices, cross border trade restrictions, employees’ ability and willingness to work, oil supply and demand, and resource owners' ability to deliver future projects;

•advances in exploration and development technology;

•costs associated with exploration, developing, producing and delivering oil and natural gas;

•the rate of discovery of new oil and gas reserves and the rate of decline of existing oil and gas reserves;

•trade policies and sanctions imposed on oil-producing countries or the lifting of such sanctions, including sanctions resulting from the Russian military invasion of Ukraine;

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

•laws and regulations relating to environmental matters, including those addressing alternative energy sources and the risks of global climate change such as the variety of tax credits contained in the U.S. Inflation Reduction Act of 2022, to promote the use of renewable energy sources;

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

•the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership and environmental policies;

•geopolitical-social views toward fossil fuels and renewable energy and changes in investors’ expectations regarding environmental, social and governance matters; and

•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, including the Russian military invasion of Ukraine and tensions between the U.S., Russia and China, or other crises in oil or natural gas producing areas of the Middle East or geographic areas in which we operate, or acts of terrorism.

The industry has experienced significant declines in capital spending and cancelled or deferred drilling programs by many operators from 2015 to 2021, coupled with declining oil prices to its lowest level in April 2020. Oil prices have increased since the lows reached in 2020, however higher oil and gas prices may not necessarily translate into continued increased activity, and even during periods of high oil and gas prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. Any increase or reduction in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher may be subject to greater reductions in activity or may recover more slowly. Such variation between regions may lead to the relocation of drilling rigs, concentrating drilling rigs in regions with relatively fewer reductions in activity leading to greater competition.

Advances in onshore exploration and development technologies, particularly with respect to onshore shale, could also result in our customers allocating more of their capital expenditure budgets to onshore exploration and production activities and less to offshore activities.

Moreover, there has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and therefore demand for our services. The continuing effects of COVID-19 including actions taken in relation thereto, supply chain disruptions, inflation, rising interest rates, concerns of a global economic recession and volatility in the financial markets and the war in Ukraine and related sanctions and other impacts has caused significant adverse impacts on the global economy and we do not know when this trend will improve or how long an improving trend will last.

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

Global geopolitical tensions and instability, including from the Russian military invasion of Ukraine, supply disruptions, inflation, and concerns of a global recession and volatility in the financial markets may rise and create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business.

Global geopolitical tensions and instability, including from the Russian military invasion of Ukraine, supply disruptions, inflation, concerns of a global recession and volatility in financial markets, have, and may continue to, increase and create heightened volatility in the oil and gas prices that could result in an adverse effect on our business, as we largely depend on the level of activity in the oil and gas industry and such volatility, including market expectations of potential changes in these prices, may significantly affect the level of drilling activity. The Russian invasion of Ukraine, coupled with existing supply disruptions, increases in interest rates, has and may continue to exacerbate, inflation and significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. The sanctions and other penalties imposed on Russia by the U.S., E.U and other countries including restricting imports of Russian oil, liquefied natural gas and coal have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in oil prices, and inflation and may trigger a recession in the U.S., Europe, China, among other areas. This could have a material adverse effect on our business, financial condition and results of operations, along with our operating costs, making it difficult to execute our planned capital expenditure program. The tensions arising from the invasion of Ukraine could also increase other political tensions and international trade and other relations, with a further effect on world oil and gas markets, the supply of jack-up rigs worldwide, regional and worldwide levels of offshore exploration and development spending by oil and gas companies, reduce our dayrates and our revenue. In addition, sanctions imposed as a result of the military actions and related tensions could impose restrictions on our business and risk of non-compliance. The emergence of new or escalated tensions between Russia and neighboring states or other states, including European and non-European countries, could have a material adverse effect on our business, financial condition and results of operation. In addition, any increase in the price of oil resulting from this conflict and related sanctions may not result in increased demand for drilling services or any increase may not be sustained and may only contribute to the volatility in oil prices.

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

Trends in the price of oil impact the spending for the services of jack-up rigs. Demand for jack-up rigs in the shallow-water offshore jack-up drilling market was adversely impacted by the downwards trends in the price of oil since 2014 and while prices have recovered since 2020, oil prices and remain volatile. Continued volatility in oil prices or further oil price down-cycles, may negatively impact customer demand. Adverse developments in the offshore drilling industry including negative movements in the price of oil, can cause the fair market value of our existing and newbuild jack-up rigs to decline. In addition, the fair market value of the jack-up rigs that we currently own, have agreed to acquire, or may acquire in the future, may decrease depending on a number of factors, including:

•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•developments in the global economy including oil prices and demand in the shallow-water offshore drilling market, as well as the lingering effects of COVID-19 on the foregoing impact our ability to operate rigs;

•the types, sizes and ages of our jack-up rigs;

•the supply and demand for our jack-up rigs;

•the costs of newbuild jack-up rigs;

•prevailing drilling services contract dayrates;

•government or other regulations; and

•technological advances.

If jack-up rig values fall significantly, we may have to record an impairment in our financial statements, which could affect our results of operations. Certain of our competitors in the offshore drilling industry may have a larger or more diverse fleet and a more favorable capitalization than we do, which could allow them to better withstand any impairment recorded for their own fleets or the effects of a commodity price down-cycle. Additionally, if we sell one or more of our jack-up rigs at a time when drilling rig prices have fallen, we may incur a loss on disposal and a reduction in earnings, which may cause us to breach the covenants in certain of our finance agreements. Under certain of our Financing Arrangements, we are required to comply with loan-to-value or minimum-value-clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the jack-up rigs securing borrowings under each of such agreements decrease below required levels. If we are unable to comply with the covenants in certain of our financing agreements and we are unable to get a waiver, a default could occur under the terms of those agreements. See “Item 5.B Liquidity and Capital Resources” for more information about the covenants in our financing arrangements.

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

Many jack-up drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to declining oil and natural gas prices. Our jack-up drilling contracts, including our bareboat contracts with equity method investments in Mexico, typically range from three to twenty-four months, although contract periods may be longer in certain countries or regions. During periods of volatility in oil prices, our customers may be unwilling to commit to long-term contracts. Short-term drilling contracts do not provide the stability or visibility of revenue that we would otherwise receive with long-term drilling contracts.
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

As of March 23, 2023, 44 jack-up rigs in the existing worldwide fleet were off contract and approximately 18 drilling rigs under construction have not been contracted for future work, including the jack-up rigs we have on order which have not been delivered. In addition, we currently have one rig warm stacked which is available for contracting.
We continue to experience competition which may be exacerbated by the entry of newbuild rigs into the market, many of which are without drilling contracts (including the rigs we have agreed to purchase). The supply of available uncontracted jack-up rigs has, and may, intensify price competition, reducing dayrates as the active fleet worldwide grows. The impact of the COVID-19 pandemic, the war in Ukraine, global inflation and economic conditions and concerns of a global recession have exacerbated this trend with its impact on rig operations and demand on the global economy and oil prices. Customers may also opt to contract older rigs in order to reduce costs, which could adversely affect our ability to obtain new drilling contracts due to our newer fleet. For an overview of our fleet, see the section entitled “Item 4.B Business Overview—Our Business—Our Fleet.”
Our ability to obtain new contracts depends on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling rigs sought. There is no assurance that we will secure drilling contracts for the newbuild rigs we have agreed to purchase or our jack-up rig that is stacked, and the drilling contracts that we do secure may be at unattractive dayrates. If we are unable to secure contracts for our newbuild jack-up rigs, we may idle or stack these rigs, which means such rigs will not produce revenues but will continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. The key characteristics of our uncontracted rigs which may yield differences in their marketability or readiness for use include whether such rigs are warm stacked or cold stacked, age of the rig, geographic location and technical specifications; please see “Item 4.B Business Overview—Our Business—Our Fleet” for further information concerning these features by rig. We may also seek to delay delivery of our newbuild jack-up rigs, which could adversely affect our revenues and profitability. We have no right to delay delivery of the newbuild rigs we have agreed to purchase on grounds that we are unable to secure contracts. If we request a delay to the contractual delivery dates, we are dependent upon the outcome of any negotiations with the shipyard, which may not result in any delay or may lead to an increase in cost to compensate the shipyard.
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
The total contract backlog (in $ millions) presented in this annual report is only an estimate and is not the same measure as the acquired contract backlog presented in our Audited Consolidated Financial Statements included herein. Many of our contracts are short-term. As of December 31, 2022, our Total Contract Backlog (excluding backlog from joint venture operations which earns related party revenue) was approximately $929.8 million, excluding unexercised options, and we have nine contracts that expire during 2023 and seven contracts that expire between 2024 and 2028. Actual expiry dates could be earlier or later.

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
The continuing global uncertainty resulting from, among other factors, the war in Ukraine, global inflation and economic conditions and oil price volatility has contributed to the uncertainty of our Total Contract Backlog. This uncertainty and related impact on us may continue.

We may receive cash calls from our Joint Ventures in Mexico in order to fund working capital, capital expenditure outlays or any shortfalls, due to delays in invoices being approved and paid by customers.
We provide five jack-up rigs on bareboat charters to two joint venture companies in Mexico, Perfomex and Perfomex II, which are owned 51% by us, and provide the jack-up rigs under traditional dayrate drilling and technical service agreements to OPEX Perforadora S.A. de C.V. ("Opex") and Perforadora Profesional AKAL I, S.A. de C.V. (“Akal”). As a 51% shareholder in each of the Joint Ventures, we are obligated to fund any capital shortfall where the boards of Perfomex or Perfomex II make a cash call to the shareholders under the provisions of certain shareholder agreements. If the Joint Ventures do not have sufficient working capital to operate the rigs, due to delays in invoice approval and payments from customers or other reasons, we may have to fund working capital or capital expenditure outlays for the operation of our five jack-up rigs. In particular, Opex and Akal, which were previously 49% owned by us, have experienced delays in invoices being approved and paid by PEMEX, the ultimate customer, which delays had a significant impact on our liquidity at various times in 2020. The situation improved in 2021 and 2022 with more regular payments, however if Opex or Akal are nonetheless unable to receive payment from PEMEX in a timely fashion going forward, we may be required to fund working capital or capital expenditure outlays to our Joint Ventures as shareholders, or we may not be paid related party revenues, dividends or any other distributions in a timely manner or at all. This could have a significant adverse effect on our operations and liquidity.
We have experienced net losses since inception.

We are continuing to establish and strengthen our history as an operator of jack-up rigs and as a result, the revenue and income potential of our business is still developing. We have experienced net losses since inception and this trend may continue. We may not be able to generate significant additional revenues in the future. We will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. We may not be able to successfully address any or all of these risks and uncertainties. Failure to adequately do so may have a material adverse effect on our business, financial condition and results of operations.
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
To remedy our identified material weakness and other control deficiencies, we took significant measures to successfully remediate the previously identified material weakness by increasing the number of technically qualified accounting personnel to strengthen the financial reporting function and to improve the financial and systems control framework. We have performed testing and concluded that, through this testing, the previously identified material weakness relating to certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our consolidated financial statements has been remediated as of December 31, 2021 and no further material weakness has been identified.
We are continuing to take steps to strengthen our internal control over financial reporting, however, we could determine in the future that we have a material weakness in our internal controls.

We rely on a limited number of customers, and we are exposed to the risk of default or material non-performance by customers.
We have a limited number of customers and potential customers for our services. Mergers among oil and gas exploration and production companies have further reduced the number of available customers, which may increase the ability of potential customers to achieve pricing terms favorable to them as the jack-up drilling market recovers. Our five largest customers, subsidiaries of Perfomex, PTTEP, ENI Congo S.A., Vaalco Gabon S.A. and Addax Petroleum S.A. comprised 49% of our revenue, including related party revenue for the year ended December 31, 2022.

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
Our Mexican Joint Venture businesses operate five of our rigs, which we provide to them on bareboat lease contracts. These rigs are bundled with other services from other providers by the two customers of our Joint Venture businesses (Opex and Akal) and the customers in turn provide integrated drilling services to PEMEX, who is their sole ultimate customer. Within our operating and liquidity assumptions for 2023 and future years, we have made certain assumptions around the profitability, timing and amounts of receipts of cash from the Joint Venture businesses, whether by repayment of loans, payment of the bareboat or proposed distributions to shareholders, if declared. In addition, we had outstanding receivables due from the Joint Venture businesses on our balance sheet of $65.6 million as of December 31, 2022, collection of which is dependent on the customers of our Joint Venture businesses collecting amounts due to them from PEMEX.

The timing of payments made by PEMEX to suppliers, including the two customers of our Joint Venture businesses, has historically often been later than contractual terms and this has impacted our liquidity and continues to do so. Should PEMEX continue to not pay our Joint Venture businesses’ customers in a timely manner, the Joint Venture businesses in turn will continue to not be able to settle receivable balances with us in a timely manner which would continue to adversely affect our working capital, and may necessitate seeking additional funding and there is no assurance that we will be able to obtain such funding on reasonable terms or at all.
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

When a jack-up rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare the jack-up rig for stacking and maintenance in the stacking period. As of December 31, 2022, we had one jack-up rig that was “warm stacked,” and kept ready for redeployment and retaining a maintenance crew, not including our jack-up rigs being activated to commence drilling operations as of such date. When idled or stacked, jack-up rigs do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. These expenses may be significant. Should units be idle for a longer period, we may be unable to reduce these expenses. This could have a material adverse effect on our business, financial condition and results of operations.

Inflation may adversely affect our operating results.

Inflationary factors such as increases in the labor costs, material costs and overhead costs may adversely affect our operating results. Inflation has increased significantly across the globe in 2022 and the high levels of inflation continue, which impact our costs, as well as the global economy which can therefore impact oil prices and therefore demand for our services. Although we do not believe that inflation has had a material impact on our results of operations to date, a continued high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue, if our dayrates do not increase with these increased costs and can impact overall demand for drilling services.

We incur activation and reactivation costs, which we may not fully recoup from our customers.

We have incurred, and may further incur, significant costs activating, reactivating and mobilizing our fleet as contracts have been secured. In addition, as of March 1, 2023, we had one rig warm stacked which is available for contracting. This rig may require additional activation or reactivation costs before commencing operations, if contracted. In addition, we have an order with Keppel to acquire two newbuild jack-up rigs scheduled for delivery in 2025. In connection with contract commencement of any of our newbuild jack-up rigs, we will incur costs relating to the activation of such newbuild rigs. These costs are significant and historically have been in the range of $11 million to $14 million per newbuild jack-up rig activated and may be higher dependent upon the circumstances of the rig activation. Costs vary based on the scope and length of such required preparations and fluctuate depending upon the type of activity that the rig is intended to perform.

In addition, construction of our newbuild jack-up rigs and maintenance of our active fleet or reactivation of our warm stacked rig, are subject to risks of delay or cost overruns, including inherent cost in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, the failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, the inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, and work stoppages and other labor disputes. Risks include adverse weather conditions or any other events such as yard closures due to epidemics or pandemics, terrorist acts, war, piracy or civil unrest (which may or may not qualify as force majeure events in the relevant contract). Significant cost overruns or delays could have a material adverse effect on our business, financial condition and results of operations. Additionally, failure to deliver a newbuild rig or to reactivate a rig on time may result in the delay of revenue from that rig. Newbuild jack-up rigs and recently reactivated rigs may also experience difficulties following delivery or reactivation or other unexpected operational problems that could result in uncompensated downtime or the cancellation or termination of drilling contracts, which could have a material adverse effect on our business, financial condition and results of operations.
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
Personnel salaries across the jack-up drilling market are affected by the cyclical nature of the offshore drilling industry, particularly during industry down-cycles. As the jack-up drilling market continues to recover, the tightness of labor supply within the industry has caused upward pressure on wages and make it more difficult or costly for us to staff and service our rigs. Inflation levels can exacerbate the impact on wages. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents. Such developments could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, offshore drilling personnel (both employees and contractors) in certain regions, including those personnel who are employed on rigs operating for example in West Africa, Middle East, Mexico and Europe, are represented by collective bargaining agreements. Pursuant to these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, individuals covered by these collective bargaining agreements may be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel or other increased costs or increased operating restrictions.

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
The travel and other restrictions implemented in response to the COVID-19 pandemic have made it difficult, and may continue to make it difficult, to transport personnel to our rigs which has impacted operations. Furthermore, the unexpected loss of members of management, qualified personnel or a significant number of employees due to disease, disability or death, could have a material adverse effect on us.

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

Outbreaks of epidemic and pandemic diseases, including the COVID-19 pandemic, and governmental responses thereto have and could further adversely affect our business.
Public health threats, pandemics and epidemics, such as the COVID-19 pandemic, including new variants thereof, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, and the measures taken to address these, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.
The ongoing COVID-19 pandemic has caused operational disruptions, including delays, unavailability of normal infrastructure and services which cause limited access to, or movement of equipment, critical goods, and personnel; and we may continue to face these disruptions although, with a lesser degree than in the previous three years. Movement of rigs between countries has been impacted by border closures and reduced availability of customs officials. Our crews work on a rotation basis, with a substantial portion relying on international air transport for rotation. Disruptions due to quarantine following positive testing on our rigs have impacted the cost of rotating crews and the ability to maintain a full crew on all rigs at a given time. Global disruptions in the supply chain and industrial production and inflationary pressures, including interest rate rises, may have a negative impact on our ability to secure necessary supplies for our rigs and services, among other potential consequences attendant to epidemic and pandemic diseases.
We have also been impacted by the measures that government and companies around the world took, and may continue to take to minimize the impact of COVID-19, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, have had and may continue to have, although to a less extent than in 2021 and 2022, an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends.
We also face risks in connection with the impact of the COVID-19 pandemic and related restrictions on our on-shore staff. For example, increased reliance on remote working has increased and may continue to increase the likelihood of cyber security attacks.
The extent of the continued impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, any resurgences or mutation of the virus, the continued availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's response to such matters, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. The COVID-19 pandemic has had and may continue to have, an adverse impact on, our business including our ability to keep all rigs operational at all times, if the virus worsens. While many of the restrictions and measures initially implemented during 2020 due to the COVID-19 pandemic have since been softened or even lifted in varying degrees in different locations around the world, and the distribution of COVID-19 vaccines during 2021 and 2022 aided to initiate an economic recovery from such pandemic, the uncertainty regarding new potential virus, including any resurgence or mutation, may in the future adversely affect global economic activity or prompt the re-imposition of certain restrictions and measures. Furthermore, even if not required by governmental authorities, increases in COVID-19 cases and the emergence of new variants, may result in significantly reduced economic activity, particularly in affected areas, which could result in a sharp reduction in the demand for oil and a decline in oil prices as occurred during 2020.
Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Public health threats, such as COVID-19, Ebola, influenza, SARS, the Zika virus and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our business and financial results. We have experienced and may continue to experience disruption in crewing our rigs as a result of the COVID-19 pandemic which has impacted our rig operations, although to a lesser extent in the last two years. Such disruptions could have a material impact on our business.
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
With respect to certain items, such as blow-out preventers and drilling packages, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. We maintain limited inventory of certain items, such as spare parts, and sourcing such items may involve long-lead times (six months or longer). Standardization across our fleet assists with our inventory management, however the inability to obtain certain items may be exacerbated if such items are required on multiple jack-up rigs simultaneously. Furthermore, our suppliers may experience disruptions and delays in light of the current global geopolitical tensions and instabilities, which could result in delays in receipt of supplies and services and/or force majeure notices.
If we are unable to source certain items from the original equipment manufacturer for any reason, including as a result of disruptions experienced by our suppliers, or if our inventory is rendered unusable by the original equipment manufacturer due to safety concerns, resulting delays could have a material adverse effect on our results of operations and result in rig downtime and delays in the repair and maintenance of our jack-up rigs. In addition, we may be unable to activate our jack-up rigs in response to market opportunities.

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
Our jack-up rigs are built and maintained in accordance with the rules of a classification society, currently being American Bureau of Shipping. The class status varies depending on a jack-up rig’s status (stacked or in operation). Operational rigs are certified by the relevant classification society as being in compliance with the mandatory requirements of the relevant national authorities in the countries in which our jack-up rigs are flagged and other applicable international rules and regulations. If any jack-up rig does not maintain the appropriate class certificates for its present status (stacked or in operation), fails any periodic survey or special survey and/or fails to comply with mandatory requirements of the relevant national authorities of its flag state, the jack-up rig may be unable to carry on operations and, depending on its status (stacked or in operation), may not be insured or insurable. Any such inability to carry on operations or be employed could have a material adverse effect on our business, financial condition and results of operations.

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
If we are unable to transfer cash from our subsidiaries, then even if we have sufficient resources on a consolidated basis to meet our obligations when due, we may not be permitted to make the necessary transfers from our subsidiaries to meet our debt and other obligations when due. The terms of certain of our Financing Arrangements, which are described under “Item 5. Operating and Financial Review and Prospects—Our Existing Indebtedness,” also (i) limit certain intragroup cash transfers and our ability to incur new secured financing and (ii) require us to maintain reserves of cash, which could inhibit our ability to meet our debt and other obligations when due.

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

•evacuation of personnel and inoperability of equipment resulting in curtailment of services;

•weather-related damage to offshore drilling rigs resulting in suspension of operations;

•weather-related damage to our facilities and project work sites;

•inability to deliver materials to jobsites in accordance with contract schedules;

•fluctuations in demand for oil and natural gas, including possible decreases during unseasonably warm winters; and

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
We depend on digital technologies to conduct our offshore and onshore operations, to collect payments from customers and to pay vendors and employees. Additionally, since the beginning of the COVID-19 pandemic, a certain proportion of our onshore employee base have either been required to or encouraged to work remotely part of their time which has made us more dependent on digital technology to run our business.
Our data protection measures and measures taken by our customers and vendors may not prevent unauthorized access of information technology systems, and when such unauthorized access occurs, we, our customer or vendors may not detect the incident in time to prevent harm or damage. Threats to our information technology systems and the systems of our customers and vendors, associated with cybersecurity risks or attacks continue to grow. Such threats may derive from human error, fraud or malice or may be the result of accidental technological failure. Additionally, due to Russia’s invasion of the Ukraine, we may be subject to elevated cybersecurity risk. Moreover, cyberattacks against Ukrainian government and other countries in the region have been reported in connection with the aforementioned invasion, while the U.S. government has warned of the potential for

Russian cyberattacks. Our drilling operations or other business operations could also be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. In addition, breaches to our systems and systems of our customers and vendors could go unnoticed for some period of time. A breach could also originate from, or compromise, our customers’ and vendors’ or other third-party networks outside of our control. A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both US and non-US. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and financial results.
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
RISK FACTORS RELATED TO OUR FINANCING ARRANGEMENTS
We have significant debt maturities in the coming years.
All of our debt, totaling $1,582.8 million in principal amount, matures between 2023 and 2026. In 2022, we refinanced all of our secured debt, which was scheduled to mature in 2023, to mature in 2025. We do not expect we will have cash resources to pay this debt so we expect we will need to refinance or extend this debt by 2025, and any refinancing could be at higher rates or subject to more onerous restrictions and if we are unable to extend or refinance our secured debt this could result in enforcement by creditors and insolvency for us.

Future cash flows may be insufficient to meet obligations under the terms of our Financing Arrangements.
As of December 31, 2022, we had $1,582.8 million in principal amount of debt outstanding (excluding back-end fees, deferred finance charges and effective interest rate adjustments), representing 52.7% of our assets. As of December 31, 2022, our principal debt instruments included the following:

•$150.0 million drawn on our New DNB Facility;

•$154.0 million drawn on our Hayfin Facility;

•$259.2 million outstanding to Keppel under delivery financing arrangement;

•$669.6 million outstanding to PPL under delivery financing arrangements; and

•$350.0 million outstanding under our Convertible Bonds.
We also have agreed to acquire two new rigs from Keppel with delivery extended to 2025, for a total purchase price of $294.8 million. Keppel has agreed to provide financing for a total of $260.0 million for these rigs, and upon delivery our debt obligations will increase accordingly.
Our New DNB Facility and Hayfin Facility are secured by mortgages over five and three of our jack-up rigs, respectively, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, accounts charters, intragroup loans and management agreements from our related rig-owning subsidiaries.
Our delivery financing arrangements are secured by the relevant rigs that are financed, being eight rigs pledged to PPL and three rigs pledged to Keppel. In relation to eight of our delivered PPL rigs, the respective rig owners’ financial obligations are cross-guaranteed and cross-collateralized. In relation to three of our delivered Keppel rigs, secured financing is in place. We have committed delivery financing for a significant portion of the purchase price in relation to our two undelivered rigs.
Our New DNB Facility and Hayfin Facility and our shipyard financings mature in 2025, and our Convertible Bonds mature in May 2023.
In October 2022, the Company entered into agreements with its secured creditors to refinance all of its secured debt maturing in 2023 to 2025. As part of these agreements, the Company extended the debt maturity for its shipyard delivery financing arrangement with PPL and maturity of its secured debt facility with Hayfin to 2025; deferred its obligations to make payments to purchase the undelivered rigs from Keppel to fall due in July 2025 (“Vale”) and September 2025 (“Var”); and agreed arrangements for the sale of three newbuild rigs the Company previously agreed to purchase from Keppel to an undisclosed third-party. In addition, under the New DNB Facility and the amended Hayfin Facility and Keppel Facilities, we had undertaken to refinance the Convertible Bonds, which we did in February 2023 by raising $250.0 million gross proceeds through the issuance of the New Convertible Bonds, due in February 2028 and $150.0 million gross proceeds through the issuance of the Senior Secured Bonds, due in February 2026. The proceeds for these financings will be applied to repay our $350 million Convertible Bonds due May 2023. While we have refinanced substantially all of our debt to 2025 and later, a substantial portion falls due in 2025 and we will need to refinance that debt and there is no assurance that we will be able to refinance our debt before it falls due on reasonable terms, or at all. Please see - “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.”
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
If we fail to make a payment when due under our newbuilding contracts, fail to take delivery of our newbuild jack-up rigs in accordance with the relevant contract terms or otherwise breach the terms of any of our newbuilding contracts we could be liable for penalties and damages under such contracts in which case our business, financial condition and results of operations could be adversely affected.

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
We currently have limited cash resources and we have limited incremental facilities and limited or no ability to draw on any incremental credit facilities without lender consent. We are also subject to minimum liquidity covenants. Please see “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.” for further details of the agreed terms and conditions precedent to their effectiveness. We have significant debt maturities in 2025 which will require us to raise additional financing and/or extend maturities and there is no assurance that we will be able to do so.

As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, we may not be successful in doing so.

Our cash flow needs, both in the short-term and long-term, include:

•normal recurring operating expenses;

•planned and discretionary capital expenditures; and

•repayment of debt and interest.
We have incurred significant losses since inception and are dependent on additional financing in order to fund any continued losses expected in the next 12 months and to meet our existing capital expenditure commitments and further execute on our planned capital expenditure program. The negative cash effects as a result of any potential future contract terminations may further extend the existing need for additional financing.

We currently have limited cash resources and we have limited or no ability to draw on credit facilities without lender consent. We have significant debt maturities and capital commitments in 2025. These maturities will require us to raise additional financing and/or extend maturities.
We may seek to raise additional capital in a number of ways, including accessing capital markets, obtaining additional lines of credit or disposing of assets. We may also issue additional securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders. However, we can provide no assurance that any of these options will be available to us on acceptable terms, or at all. Current capital market conditions as well as industry conditions and our debt levels could make it very difficult or impossible to raise capital until conditions improve. The current global economic conditions and related concerns of a global economic recession, instability in the global financial markets, financial turmoil and the current military action in Ukraine and sanctions implemented in response to that, in addition to the related global tensions, have impacted capital markets and this impact may continue.
We may delay or cancel discretionary capital expenditures as a result of our cash flow needs or otherwise, which could have certain adverse consequences, including delaying upgrades or equipment purchases that could make the affected rigs less competitive, adversely affect customer relationships and negatively impact our ability to contract such rigs.

The covenants in certain of our Financing Arrangements impose operating and financial restrictions on us.
Certain of our Financing Arrangements impose operating and financial restrictions on us. These restrictions may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions and may otherwise prohibit or limit our ability to undertake certain business activities without consent of the lending banks. In addition, the restrictions contained in certain of our Financing Arrangements and future financing arrangements could impact our ability to withstand current or future economic or industry downturns, compete with others in our industry for strategic opportunities or operationally (to the extent our competitors are subject to less onerous restrictions) and may also limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. These restrictions include restrictions on (i) paying dividends and repurchasing our Shares, (ii) changing the general nature of our business, (iii) making financial investments, (iv) entering into certain secured capital markets indebtedness. Furthermore, a change of control event occurs if Mr. Tor Olav Trøim ceases to serve on our Board, Mr. Tor Olav Trøim ceases to maintain ownership of at least three million shares (subject to adjustment for certain transactions) or any person other than Mr. Tor Olav Trøim or persons collaborating or acting in concert with him obtain more than 30% of the voting power in the Company or control the appointment of the board, unless such new controlling shareholders are acceptable to the lenders.
The terms of certain of our Financing Arrangements require us to maintain specified financial ratios and to satisfy financial covenants. From June 2020 to August 2022, we obtained waivers from compliance with certain covenants and consents to defer certain interest payments, and we ultimately reached agreement with our secured creditors to defer certain payments and to amend financial covenants, including our minimum equity covenant under certain of our facilities. In October 2022, we entered into agreements with our secured creditors to refinance all our secured debt maturing in 2023 to 2025 and to extend delivery dates for our rigs by two years. Please see “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness” for further details of the agreed terms. Moreover, in connection with any future waivers or amendments to our Financing Arrangements that we may obtain, our lenders may modify the terms of our Financing Arrangements or impose additional operating and financial restrictions on us. If we are unable to comply with any of the covenants in our current or future debt agreements, and we are unable to obtain a waiver or amendment from our lenders, a default could occur under the terms of those agreements.
Our secured facilities contain financial covenants. See "Item 5.B. Liquidity and Capital Resources -Our Existing Indebtedness." In addition, our Hayfin Facility agreement contains a requirement that we maintain minimum cash collateral equal to three months interest on the facility when the jack-up rigs providing security thereunder are not actively operating under an approved drilling contract (as defined in the Hayfin Facility agreement). In addition, if there is a change of circumstances that the lenders under certain of our Financing Arrangements believe has had, or is reasonably likely to have, a material adverse effect on our business, our ability to comply with our obligations under our Financing Arrangements and/or the security we have provided for our obligations, the lenders may have the right to declare a default.
The lenders under certain of our Financing Arrangements may also require replacement or additional security if the fair market value of the jack-up rigs over which security is provided is insufficient to meet the market value-to-loan covenant in our various agreements. In addition, the PPL Facility has a requirement that the Company should provide additional security if the average value of any rigs financed under the PPL arrangement falls below $75 million in 2022 or $80 million thereafter. Any impairment charges to our jack-up rigs or other investments and assets could adversely impact our ability to comply with the financial ratios and tests in certain of our Financing Arrangements. Our Financing Arrangements also contain events of default which include non-payment, cross default, breach of covenants, insolvency and changes that have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform obligations under any of such agreements or related security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders under our Financing Arrangements may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. Additionally, the DNB Facility and Hayfin Facility agreements contain a “Most Favored Nation” clause whereby the lenders thereunder have a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loans are provided to us, including amendments to our Financing Arrangements.
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
If there is a default under our Financing Arrangements, this would enable the lenders thereunder to terminate their commitments to lend and accelerate the loan and declare all amounts borrowed due and payable or require the unwinding of certain guarantees provided under our DNB Facility. Our Financing Arrangements contain cross-default provisions, meaning that if we are in default under any of our Financing Arrangements, this would result in a cross-default under our other Financing Arrangements and shipyard loans as well as our convertible bonds, and enable such creditors to declare all amounts payable (i.e. “accelerated”) thereunder. We do not have funds to pay amounts outstanding under such debt instruments if amounts outstanding thereunder are accelerated. This could result in us seeking protection under bankruptcy laws or making an insolvency filing.

Our Financing Arrangements allow one of our secured creditors, under certain conditions, to cancel planned newbuilding contracts thereby reducing our premium fleet.
Keppel has the right to terminate our two newbuilding contracts with no refund of deposits, or other compensation, if it receives an offer from a third party, unless Borr purchases the rigs at the offer price within a certain time period. It is difficult to predict if and when any of these options will be exercised, and whether we would seek (or be able to raise) alternate financing at that time in order to retain the relevant rigs and newbuilding contracts.

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

We face risks in connection with delivery financing arrangements in place with Keppel
We have an order book with Keppel for two newbuild jack-up rigs as of December 31, 2022, for an aggregate purchase price of $147.4 million per rig. Keppel have agreed to provide delivery financing facilities for these rigs in the amount of $130.0 million for each newbuild jack-up to be delivered in July 2025 (for "Vale") and September 2025 (for "Var"). Accordingly, as new rigs are delivered, our indebtedness will increase, as will our debt service payments, and we will be required to comply with the covenants in such facilities. We have not secured all the financing for "Vale" and "Var". In addition, Keppel may cancel these newbuilding contracts at any time prior to delivery, if they receive a bona fide offer from a third party. We have a right to match any offer they receive to continue with the newbuilding contracts, but this will accelerate payments due from us to Keppel.
We have not been provided with refund guarantees and/or parent company guarantees as security for Keppel’s obligation to refund predelivery installment payments in the event of a default by Keppel. If we are not able to secure financing for "Vale" and "Var" and /or Keppel is unable to honor its obligations to us, subject to certain conditions, including the obligation to refund installment payments under certain circumstances or provide the underlying financing for our delivery financing arrangements, and we are not able to borrow additional funds, raise other capital and available current cash on hand is not sufficient to pay the remaining installments related to our contracted commitments for our newbuild jack-up rigs, we may not be able to acquire these jack-up rigs and/or may be subject to lengthy arbitral or court proceedings, any of which may have a material adverse effect on our business, financial condition and results of operations.
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
Negative developments in worldwide financial and economic conditions could impact our ability to access the lending and capital markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions could in the future impact lenders' willingness to provide credit facilities to us, or our customers, causing them to fail to meet their obligations to us. The current global economic conditions and related concerns of a global recession, instability in the global financial markets, financial turmoil and military action in Ukraine and sanctions implemented in response as well as the related global tensions, coupled with rising inflation and interest rates, have impacted capital markets and lending markets. This impact may continue, which could impact our ability to refinance our significant indebtedness which falls due in the coming years.
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
Our New DNB Facility and our Hayfin Facility are provided jointly by European banking and financing institutions and investment funds. In addition, a substantial portion of our long-term debt, our delivery financing arrangements, is provided by Keppel and PPL, Singaporean companies that may be highly leveraged, are not capitalized in the same manner as a financial institution and that are subject to their own operating, liquidity or regulatory risks. These risks could lead Keppel to seek to cancel, repudiate or renegotiate our construction contracts or fail to fulfill or challenge their commitments to us under those contracts, including the obligation to refund installment payments. In addition, Keppel and PPL have recently become under joint ownership which could impact our dealings with those entities and increases the concentration of our creditors under common ownership. The risks of liquidity concerns are heightened in periods of depressed market conditions. If economic conditions in European or American markets preclude or limit financing from European and/or American banking institutions, or if financial conditions in the Republic of Singapore impair the ability of Keppel or PPL to honor their obligations to us, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe or the United States remain favorable for lending. If our ability to access the debt or capital markets is affected by general economic conditions and contingencies and uncertainties that are beyond our control, there may be a material adverse effect on our business and financial condition.
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
Notably, with respect to jack-up drilling contracts in the North Sea, revenues may be received, and salaries generally paid, in Euros or Pounds. In addition, we may receive revenue or incur expenses in other currencies, including the Malaysian ringgit, Mexican Pesos, Thai Baht, currencies of West African Countries (CEMAC) and more recently the Saudi Riyal. Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. Moreover, we may experience adverse tax consequences attributable to currency fluctuations. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital. As we earn revenues and incur expenses in currencies other than our reporting currency, there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.
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

As a company limited by shares incorporated under the laws of Bermuda with subsidiaries in certain offshore jurisdictions, our operations are subject to economic substance requirements.
Certain of our subsidiaries may from time to time be organized in other jurisdictions identified by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), based on global standards set by the Organization for Economic Co-operation and Development ("OECD") with the objective of preventing low-tax jurisdictions from attracting profits from certain activities, as non-cooperative jurisdictions or jurisdictions having tax regimes that facilitate offshore structures that attract profits without real economic activity.
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

Increasing regulatory enforcement and litigation activity in these areas of privacy, data protection and information security in the U.S., the European Union and other relevant jurisdictions are increasingly adopting or revising privacy, data protection and information security laws. For example, the General Data Protection Regulations of the European Union (“GDPR”), which became enforceable in all 27 E.U. member states as of May 25, 2018, requires us to undertake enhanced data protection safeguards, with fines for noncompliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach. Compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of customer and/or employee information, and some of our current or planned business activities.

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
We conduct our operations through various subsidiaries and branches in countries around the world. Our operations are subject to tax laws, regulations and treaties which are highly complex, subject to interpretation, frequent changes and have generally become more stringent over time. Consequently, there is substantial uncertainty with respect to tax laws, regulations, treaties and the interpretation and enforcement thereof. The OECD continues to issue reports and recommendations on base erosion and profit sharing (BEPS) which generally targeted profits earned in low tax jurisdictions or transactions between affiliates where payments are made from jurisdictions with high tax rates to jurisdictions with lower tax rates. In response to the OECD recommendations, various countries where we operate have recently introduced changes to their tax laws and it is possible that further changes will be made in the future which may be applied retroactively. For example, in response to the OECD recommendations for global minimum tax, the European Union has agreed to implement the minimum taxation component to comply with BEPS Pillar 2. Each member state must enact implementing legislation and other countries such as the U.K. and Canada have made similar announcements during 2022. We are currently assessing how such a minimum tax when enacted will impact our business
On December 12, 2022 the European Union member states agreed to implement the OECD’s Pillar 2 global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. On December 31, 2022, South Korea enacted new global minimum rules to align with OECD's Pillar 2 and several other countries including the United Kingdom, Switzerland, Canada and Australia are also actively considering changes to their tax laws to adopt certain parts of the OECD’s proposals.
Effective from January 1, 2020, Mexico enacted a tax reform which has the potential to materially increase our tax expense.
The rate of Corporation Tax in the UK is set to rise from 19% to 25% from April 2023. Our income tax expense is based on our interpretation of the tax laws in effect in the countries that we operate in, at the time that the expense was incurred. If a taxing authority successfully challenges our tax structure or if a change in these tax laws, regulations or treaties, or in the interpretation thereof occurs in a manner that is adverse to our structure, this could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. Additionally, due to the nature of our business and the frequent changes in the taxing jurisdictions of our operations, our consolidated effective income tax rate may vary from one period to another.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our income tax returns are subject to review and examination by the relevant authorities in the countries in which we operate. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges positions we have taken in tax filings related to our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

Climate change and the regulation of greenhouse gases could have a negative impact on our business.

In response to concerns over the risk of climate change, a number of countries, the European Union and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions or the Paris Agreement, which resulted from the 2015 United Nations Framework Convention on Climate Change conference in Paris and entered into force on November 4, 2016. In November 2021, the international community gathering again in Glasgow at the 26th Conference to the Parties on the UN Framework Convention on Climate Change ("COP26"), during which multiple announcements were made, including the reaffirmation of the Paris Agreement goal of limiting the increase in the global average temperature to well below two degrees Celsius above pre-industrial levels, and a call for parties to eliminate certain fossil fuel subsidies and pursue further action on non-carbon dioxide GHGs, among other measures. Relatedly, the United States and European Union jointly announced the launch of the "Global Methane Pledge," which aims to cut global methane pollution at least by 30% by 2030 relatively to 2020 levels, including "all feasible reductions" in the energy sector. COP26 concluded with the finalization of the Glasgow Climate Pact, which stated long-term global goals (including those in the Paris Agreement) to limit the increase in the global average temperature and emphasized reductions in GHG emissions. Various state and local governments have also publicly committed to furthering the goals of the Paris Agreement. Most recently, at the 27th conference of parties (“COP27”) held at Sharm el-Sheikh, President Biden announced the U.S. Environmental Protection Agency's supplemental proposed rule to reduce methane emissions from existing oil and gas sources, and agreed, in conjunction with the European Union and a number of other partner countries, to develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity oil and natural gas. Further, the Inflation Reduction Act of 2022 establishes a charge on methane emissions above certain limits from oil and gas facilities and contains significant incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles and supporting infrastructure and carbon capture and sequestration, among other provisions. The full impact of these actions, and any legislation or regulation promulgated to fulfill such countries’ commitments thereunder, is uncertain at this time, and it is unclear what additional initiatives may be adopted or implemented that may have adverse effects upon us.

As of January 1, 2013, all ships (including jack-up rigs) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or the “MEPC,” in July 2011 relating to greenhouse gas emissions. A roadmap for a “comprehensive IMO strategy on a reduction of GHG emissions from ships” was approved by MEPC at its 70th session in October 2016, and in 2018 IMO adopted an initial strategy designed to reduce the emission of greenhouse gases from ships, including short-term, mid-term and long-term candidate measures, with a vision of reducing and phasing out greenhouse gas emissions from ships as soon as possible in the 21st Century. These requirements could cause us to incur additional compliance costs. In May 2019, the MEPC approved a number of measures aimed at achieving the IMO initial strategy’s objectives.

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

Relatedly, our long-term success depends on our ability to effectively address the transition to renewable and other alternative energy sources, and our ability to respond to other climate-related business trends that could adversely impact the long-term demand for oil and natural gas and, ultimately, the demand for our services and products from our services. Addressing increased focus on the development of additional alternative energy sources and other climate-related business trends has required and will further require adapting certain parts or our operations to potentially changing government requirements and regulation, customer preferences. We continue to engage with existing and potential customers and suppliers to develop or implement solutions designed to reduce or decarbonize oil and gas operations, or to advance renewable and other alternative energy sources, which could require adapting our fleet. Nonetheless, as it is not possible at this time to predict the timing, scope and effect of the development of and transition to renewable or other alternative energy sources, any such developments, such as the declining cost of renewable energy generation technologies, could adversely impact the long-term global demand for oil and natural gas and, ultimately, the demand for our services. If the energy transition and rebalancing landscape changes faster than anticipated or develop in a manner that we do not anticipate, demand for our services may be adversely affected. If we do not or are perceived to not effectively implement a strategy that incorporates alternative energy sources, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

In addition to regulatory efforts, there have also been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities as well as to pressure lenders and other financial services companies to limit or curtail activities with fossil fuel companies, to promote the divestment of fossil fuel equities and to limit funding to companies engaged in the extraction of fossil fuels, and similarly, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. For example, BlackRock, one of the largest asset managers in the world, recently affirmed its commitment to divest from investments in fossil fuels due to concerns over climate change. The Church of England also voted for divestment from investments in fossil fuels in 2018, that are not in line with Paris Agreement by 2023. Furthermore, certain state pension funds, including the New York State pension fund, have started divesting from their investments in fossil fuels. If we fail to, or are perceived to not effectively implement an energy transition strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted. Moreover, members of the investment community have begun to screen companies for sustainability performance, included practices related to greenhouse gasses (GHGs) and climate change before investing in stock, and relatedly, in March 2021 the SEC proposed rules regarding the enhancement and standardization of mandatory climate-related disclosures for investors. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects, to the extent financial markets view climate change and greenhouse emissions as a financial risk, this could negatively impact our share price and our cost of or access to capital; whereas, any material adverse effect on the oil and gas industry relating to climate change concerns could have a significant adverse financial and operational impact on our business and operations. Moreover, increased attention regarding the risks of climate change and the emission of GHGs augments the possibility of litigation or investigations being brought by public and private entities against oil and natural gas companies in connection with their GHG emissions. As a result, we or our customers may become subject to court orders compelling a reduction of GHG emissions or requiring mitigation of the effects of climate change. Should we be targeted by any such litigation or investigations, we may incur liability, which to the extent that political or societal pressures or other factors involved, could be imposed without regard to the causation of, or contribution to, the asserted damage, or to other mitigating factors.

Further, physical effects of climate change, such as increased frequency and severity of storms, floods and other climatic events, could have a material adverse effect on our operations, particularly given that our rigs may need to curtail operations or may suffer damages during significant weather events.

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

Failure to meet our Environmental, Social and Governance (“ESG”) goals could adversely impact our reputation, financial condition and results of operations.

We have published, and intend to publish, disclosures on ESG matters relating to our business and our partners in compliance with applicable regulations and guidance and other data which may not be required but which we nonetheless elect to disclose. Such disclosure includes statements based on our expectations and assumptions, involving substantial discretion and forecasts about costs and future circumstances, which may prove to be incorrect. In addition, our ESG initiative may not have the intended results, and our estimates concerning the timing and cost of implementing and ability to meet stated goals are subject to risks and uncertainties, which could result in us not meeting our goals on expected timing or at all or within expected costs. In addition, ESG disclosure requirements are increasing and the SEC has proposed significant disclosure requirements on ESG matters which differ from the requirements that we are currently subject to in light of our listing on Oslo Børs, so we face risks in compliance with such regulations including the risk of complying with requirements in different jurisdictions, costs associated with such compliance and potential liability in the event that our ESG disclosures prove incorrect. Any failure, or perceived failure, to achieve our ESG goals or failure to meet disclosure requirements could adversely impact our reputation, financial condition and results of operations.

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

The U.K. formally exited the EU on January 31, 2020 (commonly referred to as “Brexit”). On December 24, 2020, both parties entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which contains rules for how the U.K. and EU are to live, work and trade together. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property; we are still assessing and monitoring the impact that Brexit will have on its business, and we continue to evaluate our own risks and uncertainty related to Brexit to better navigate the changes in the U.K.-EU market.

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

4.7% of our total revenues were generated in the U.K. for the year ended December 31, 2022. In addition, certain of our warm stacked jack-up rigs may from time to time be located in the U.K. and our remaining jack-up rigs may from time to time move into territorial waters of the U.K. In September 2019, some of our management team relocated to the U.K. and certain of our on-

shore employees may from time to time be employed by Borr Drilling Management UK, which is based in the U.K. Our business and operations may be impacted by any further actions taken by the U.K. after Brexit, including with respect to employee and related persons permits and visas, and other authorizations required to live, work or operate within the U.K. In particular, the impact of potential changes to the U.K.’s migration policy could adversely impact our employees of non-U.K. nationality that may from time to time be working in the United Kingdom, as well as have an uncertain impact on cross-border labor. The potential restrictions on free travel of United Kingdom citizens to Europe, and vice versa, could adversely impact the jobs market in general and our operations in Europe. An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.
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
As of the date of this filing, we have outstanding 228,948,087 shares, and the Related Parties (as defined below) collectively owned 17,298,922 of our shares or approximately 7.6% of our total outstanding shares. Such shares, as well as shares held by our employees and others are eligible for sale in the United States under Rule 144 under the Securities Act (“Rule 144”) and are generally freely tradable on the Oslo Børs.
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

The chairman of our Board, Mr. Tor Olav Trøim, also serves as a director of one of our Related Parties. These dual positions may conflict with his duties as one of our directors regarding business dealings and other matters between each of the Related Parties and us. Our directors owe fiduciary duties to both us and each respective Related Party and may have conflicts of interest. The resolution of these conflicts may not always be in our or shareholders’ best interests.

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

If we are a “passive foreign investment company” for U.S. federal income tax purposes for any taxable year, U.S. Holders of our common shares may be subject to adverse tax consequences.

A non-U.S. corporation, such as the Company, will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for a taxable year if either (1) at least 75% of its gross income for such taxable year consists of certain types of “passive income” or (2) at least 50% of the value of the corporation’s assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, net gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business but does not generally include income derived from the performance of services. In addition, a non-U.S. corporation is treated as holding directly and receiving directly its proportionate share of the assets and income of any other corporation in which it directly or indirectly owns at least 25% (by value) of such corporation’s stock.

Based on the composition of our income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2022 and we do not anticipate being a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance, however, that we were not a PFIC for the taxable year ended December 31, 2022 or that we will not be a PFIC for the current taxable year or foreseeable future taxable years. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. Moreover, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. Because there are uncertainties in the application of the relevant rules, however, it is possible that the Internal Revenue Service (the “IRS”) may challenge our classification of such income or assets as non-passive, which could cause us to become classified as a PFIC for the current or subsequent taxable years.

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
B.BUSINESS OVERVIEW
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. We currently own 22 rigs with an additional two jack-up rigs scheduled to be delivered by the third quarter of 2025. Upon delivery of these newbuild jack-up rigs, we will have a fleet of 24 premium jack-up rigs, which refers to rigs delivered from the yard in 2000 or later.
We are one of the largest international operators of drilling rigs within the jack-up segment and the shallow-water market is our operational focus. Jack-up rigs can, in principle, be used to drill (i) exploration wells, i.e. explore for new sources of oil and gas or (ii) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling. Shallow-water oil and gas production is generally a lower-cost production, in terms of cost per barrel of oil. As a result, and due to the shorter period from investment decision to cash flow, E&P Companies have an incentive to invest in shallow-water developments over other offshore production categories.
We contract our jack-up rigs primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2022, our top five customers by revenue, including related party revenue were Perfomex, PTTEP, ENI Congo S.A., Vaalco Gabon S.A. and Addax Petroleum S.A.. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells, or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations which earn related party revenue) was $929.8 million as of December 31, 2022 and $324.8 million as of December 31, 2021. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, Mexico, West Africa, South East Asia and the Middle East. We continue to operate our business with a competitive cost base, driven by a strong and experienced organizational culture and an actively managed capital structure.

The following chart illustrates the development in our fleet since inception:

	As of December 31,
	2022	2021	2020	2019	2018	2017
Total fleet as of January 1,	23	24	28	27	13	—
Jack-up rigs acquired (1)	—	—	—	1	23	12
Newbuild jack-up rigs delivered from shipyards	—	—	2	2	9	1
Jack-up rigs disposed	(1)	(1)	(6)	(2)	(18)	—
Total fleet as of December 31,	22	23	24	28	27	13
Newbuild jack-up rigs not yet delivered as of December 31, (2)	2	5	5	7	9	13
Total fleet as of December 31,	24	28	29	35	36	26
(1) Includes the acquisition of one semi-submersible rig in 2018 which was subsequently sold in 2020.
(2) During the year ended December 31, 2022, the Company agreed to sell three newbuild rigs the Company previously agreed to purchase from Keppel to an undisclosed third-party. As of December 31, 2022, we had two newbuild jack-up rigs not yet delivered, resulting in a total fleet of 24.
Our History
Important events in the development of our business include the following.
(i) Acquisition of Hercules Rigs
On December 2, 2016, we agreed to purchase two premium jack-up rigs (the “Hercules Rigs”) from Hercules British Offshore Limited (“Hercules”). The transaction was completed on January 23, 2017 (the “Hercules Acquisition”). The Hercules Rigs, “Frigg” and “Ran,” were acquired for a total price of $130.0 million. Each rig is a premium jack-up rig.
(ii) Acquisition from Transocean
On March 15, 2017, we signed a letter of intent with Transocean Inc. (“Transocean”) for the purchase of certain Transocean subsidiaries owning 10 jack-up rigs and the rights under five newbuilding contracts (the “Transocean Transaction”). On May 31, 2017, we completed the Transocean Transaction for a total price of $1,240.5 million. Three of the jack-up rigs we acquired, “Idun,” “Mist” and “Odin,” were, at the time, employed with Chevron for operations in Thailand. Transocean, as the seller, retained the revenue, expenses and cash flow associated with the three rigs under contract upon closing of the Transocean Transaction. Since the acquisition closed, two of the rigs under the newbuilding contracts have been delivered, “Saga” and “Skald,” one rig under newbuilding contract "Tivar" was sold in the fourth quarter of 2022, and an additional two are scheduled to be delivered in 2025. Of the rigs initially delivered at closing, four were standard jack-up rigs and six were premium jack-up rigs. Since the closing of the Transocean Transaction, we have divested all of the four standard jack-up rigs and two cold stacked premium jack-up rigs, as there was no economic incentive to reactivate these rigs.
(iii) Acquisition from PPL
On October 6, 2017, we entered into a master agreement with PPL for six premium jack-up drilling rigs and three premium jack-up drilling rigs under construction at its yard in Singapore (together, the “PPL Rigs”). The consideration in the transaction with PPL (the “PPL Acquisition”) was $1,300 million, $55.8 million of this was paid per rig on October 31, 2017, and we entered into loans for delivery financing for a portion of the purchase price equal to $87.0 million per rig from PPL. All of the PPL Rigs have been delivered and one rig, "Gyme", was sold in 2022.
(iv) Acquisition of Paragon
On March 29, 2018, we concluded the Paragon Transaction, subsequently acquiring the majority of the remaining shares in July 2018. At the closing of the Paragon Transaction, Paragon owned two premium jack-up rigs, 20 standard jack-up rigs (built before 2000) and one semi-submersible (built in 1979) (the “Paragon Rigs”). The Paragon Transaction provided us with a solid operational platform which matches the quality of our jack-up fleet. As part of the acquisition, Paragon became a subsidiary of

Borr Drilling. Subsequent to the acquisition, we divested all standard jack-up rigs and the one semi-submersible rig in the Paragon Transaction as there was no economic incentive to reactivate these rigs.
(v) Acquisition from Keppel
On May 16, 2018, we entered into an agreement with Keppel to acquire five premium jack-up rigs under construction from Keppel (the “Keppel Acquisition”). The purchase price for the Keppel Rigs was $742.5 million. We took delivery of the newbuild jack-up rigs "Hermod", “Heimdal” (in 2022 renamed "Arabia I" and "Arabia II"), and “Hild” in October 2019, January 2020 and April 2020, respectively. We were due to take delivery of the remaining two newbuild jack-up rigs "Huldra" and "Heidrun" under the agreement in 2020, however, the delivery of these rigs was initially deferred to 2022 and subsequently to 2023 following the Company's agreement with Keppel entered into in 2021 and 2022. In the quarter ended December 31, 2022 we sold "Huldra" and "Heidrun" to an unrelated third party, and the rigs are scheduled to be delivered to the buyer in May 2023 and July 2023, respectively.
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

In September 2022, we entered into an agreement with a third party to sell the three rigs under construction "Tivar", "Heidrun" and "Huldra" for total consideration of $320.0 million. The Company and Keppel agreed to novate the rights and obligations under the newbuilding contracts for the three rigs from the Company to the buyer, thereby releasing the Company from all obligations under these contracts. The "Tivar" was delivered to the buyer in November 2022, and the "Huldra" and "Heidrun" are scheduled to be delivered to the buyer in May 2023 and July 2023, respectively.

In November 2022, we sold the "Gyme" for a price of $120.0 million, pursuant to an undertaking by the Company under its most recent refinancing with PPL completed in October 2022.

Since 2018, the divestments described above bring the total number of jack-up rigs divested by us to 30 plus one semi-submersible.

OUR BUSINESS
Our Competitive Strengths
We believe that our competitive strengths include the following:
One of the largest jack-up drilling rig contractors with one of the youngest fleets
We have one of the youngest and largest fleets in the jack-up drilling market. All of our rigs were built after 2011 and, as of December 31, 2022, the average age of our premium fleet (excluding our newbuilds not yet delivered) is 6.0 years (implying an average building year of 2017), which we believe is among the lowest average fleet age in the industry. New and modern rigs that offer technically capable, operationally flexible, safe and reliable contracting are increasingly preferred by customers. We compete for and secure new drilling contracts from new tenders as well as privately negotiated transactions, which we estimate represent approximately half of new contract opportunities. We believe, based on our young fleet and growing operational track record, that we are better placed to secure new drilling contracts as offshore drilling demand rises, than our competitors who operate older, less modern fleets.
Largely uniform and modern fleet
As our fleet is one of the youngest and largest jack-up drilling fleets, and the operating capability of our jack-up rigs is largely uniform, we have the capacity to bid for multiple contracts simultaneously, including those requiring active employment of multiple rigs over the same period, as in the case of our operations for PEMEX in Mexico and Saudi Aramco in Saudi Arabia. We have acquired (including newbuilds not yet delivered) a fleet of premium jack-up rigs from shipyards with a reputation for quality and reliability. Moreover, due to the uniformity of the jack-up rigs in our fleet, we have been able to achieve operational and administrative efficiencies.
Commitment to safety and the environment
We are focused on developing a strong quality, health, safety and environment ("QHSE"), culture and performance history. We believe that the combination of quality jack-up rigs and experienced and skilled employees contributes to the safety and effectiveness of our operations. Since the 2010 Deepwater Horizon Incident (to which we were not a party to), there has been an increased focus on offshore drilling QHSE issues by regulators as well as by the industry. As a result, E&P Companies have imposed increasingly stringent QHSE rules on their contractors, especially when working on challenging wells and operations where the QHSE risks are higher. Our commitment to strong QHSE culture and performance is reflected in our Technical Utilization rate, excluding Mexico operations, of 98.9% in 2022 (98.4% in 2021), and our excellent safety record over the same period. We believe our focus on providing safe and efficient drilling services will enhance our growth prospects as we work towards becoming one of the preferred providers in the industry as the market continues to recover.
Strong and diverse customer relationships
We have strong relationships with our customers rooted in our employees’ expertise, reputation and history in the offshore drilling industry, as well as our growing operational track record and the quality of our fleet. Our customers are oil and gas E&P Companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. For the year ended December 31, 2022, our five largest customers in terms of revenue, including related party revenue were Perfomex, PTTEP, ENI Congo S.A., Vaalco Gabon S.A. and Addax Petroleum S.A.. We believe that we are responsive and flexible in addressing our customers’ specific needs and seek collaborative solutions to achieve customer objectives. We focus on strong operational performance and close alignment with our customers’ interests, which we believe provides us with a competitive advantage and will contribute to contracting success and rig utilization.
Management team and Board members with extensive experience in the drilling industry
Our management team and Board of Directors have extensive experience in the oil and gas industry in general and in the drilling industry in particular. In addition, members of our management team have extensive experience with drilling companies and companies in the oil and gas industry operating in the jack-up drilling market. Members of our management team and Board have held leadership positions at prominent offshore drilling and oilfield services companies, including Schlumberger Limited, Marine Drilling Companies, Inc., Seadrill Limited and North Atlantic Drilling Ltd and have experience which complements one another and have assisted, and continue to assist, in our ongoing development.

Our Business Strategies
We intend to continue to strive to meet our primary business objective of continuing to be a preferred operator to our customers in the jack-up drilling market while also maximizing the return to our shareholders. To achieve this, our strategies include the following:
Deploy high-quality rigs to service the industry
We have one of the leading jack-up rig fleets in the industry. We believe that shallow-water drilling, such as that performed by our jack-up rigs, has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We believe this makes shallow-water drilling more attractive than deep-water projects in the current economic and industry climates. We believe our footprint in the industry is growing. Between April 1, 2018, and December 31, 2022, (excluding backlog from joint venture operations which earns related party revenue) we signed 64 new contracts (47 as at December 31, 2021) for drilling services with an aggregate value of approximately $1,713.0 million ($881.0 million as at December 31, 2021), including 35 (29 as at December 31, 2021) with new customers. During this period, we also signed six extensions and have had 23 options exercised. As of March 23, 2023, 21 of our 22 rigs are under contract or committed for future contracts. Our Economic Utilization, which reflects the proportion of the potential full contractual dayrate that each contracted jack-up rig actually earned each day, excluding Mexico operations, for the year ended December 31, 2022 was 98.1% (94.8% in 2021).
Be a preferred provider in the industry
We have established strong and long-term relationships with key participants and customers in the offshore drilling industry, and we seek to deepen and strengthen these relationships as part of our strategy. This involves identifying value add services for our customers. Based on our largely premium, young and uniform fleet, our experienced team and a solid industry network, we believe that we are well-positioned to capitalize on improving trends as we seek to continue to establish ourselves as a preferred provider to these customers.
Establish high-quality, cost-efficient operations
We intend to establish ourselves as a leading offshore shallow-water drilling company by operating with a competitive cost base while continuing to grow our reputation as a high-quality contractor. Our key objective is to deliver the best operations possible— both in terms of Technical Utilization and QHSE culture and performance while maximizing deployment of our rigs and maintaining a competitive cost structure.
To facilitate our strategy, we have one of the most modern and uniform fleets in the industry, with experienced and skilled individuals across the organization and on our Board. We believe we have an advantage with regard to operating expenditures as a result of our largely standardized fleet.
Our Fleet
We believe that we have one of the most modern jack-up fleets in the offshore drilling industry. Our drilling fleet currently consists of 22 rigs, of which all are premium jack-up rigs. In addition, we have agreed to purchase two additional premium jack-up rigs to be delivered during the third quarter of 2025. We define premium jack-up rigs as rigs built in 2000 or later and which are suitable for operations in water depths up to 400 feet with an independent leg cantilever design. All but one of our rigs were built after 2013 and as of December 31, 2022, the average age of our fleet was 6.0 years.
Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jack-up rig is towed to the drill site with its hull riding in the water and its legs raised. At the drill site, the jack-up rigs' legs are lowered until they penetrate the seabed. Its hull is then elevated (jacked-up) until it is above the surface of the water. After the completion of drilling operations at a drill site, the hull is lowered until it rests on the water and the legs are raised at which point the rig can then be relocated to another drill site. Jack-up rigs typically operate in shallow water, generally in water depths of less than 400 feet and with crews of 90 to 150 people. We believe a modern fleet allows us to enjoy better utilization and higher daily rates for our jack-up rigs than competitors with older rigs.
As of December 31, 2022, we had 22 jack-up rigs, of which one rig was “warm stacked,” meaning the rig is kept ready for redeployment and retain a maintenance crew. We also had two newbuild rigs under construction which are expected to be delivered in 2025. As of December 31, 2022, we had zero rigs "cold stacked", meaning the rig is stored in a harbor, shipyard or a designated offshore area and the crew is reassigned to an active rig or dismissed. We believe that well-planned and well-managed stacking will significantly reduce reactivation cost and the cost of mobilization of a rig towards a contract.
Each rig in our fleet is certified by the American Bureau of Shipping ("ABS"), enabling universal recognition of our equipment as qualified for international operations. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use include whether such rigs are warm stacked or cold stacked, age of the rig, geographic location and technical specifications.
The following table sets forth additional information regarding our consolidated jack-up rig fleet as of March 23, 2023:

PREMIUM JACK-UP RIGS
Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/Status	Contract Start	Contract End	Location	Comments
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	Jun 2021	Jun 2024	Thailand	Operating with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	Apr 2022	Apr 2024	Qatar	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Petronas Caligari	Mar 2022	Sep 2023	Malaysia	Operating
Thor	KFELS Super B Bigfoot Class	400 ft	2019	CPOC	Jul 2022	Oct 2023	Malaysia Thailand JDA	Operating with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	Dec 2022	Aug 2023	Gabon	Operating with option to extend
Gerd	PPL Pacific Class 400	400 ft	2018	Addax	Feb 2022	Jan 2024	Cameroon	Operating
Natt	PPL Pacific Class 400	400 ft	2018	ENI	Jan 2022	Feb 2024	Congo	Operating with option to extend
Ran (1)	KFELS Super A Class	400 ft	2013	Wintershall	Oct 2022	Jun 2023	Mexico	Operating
				Fieldwood Mexico	Jun 2023	Aug 2023	Mexico	Committed with option to extend
				Undisclosed	Oct 2023	May 2024	Latin America	Letter of Award
Odin	KFELS Super B Bigfoot Class	350 ft	2013	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Galar	PPL Pacific Class 400	400 ft	2017	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating

PREMIUM JACK-UP RIGS
Njord	PPL Pacific Class 400	400 ft	2019	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Prospector 1 (1)	F&G, JU2000E	400 ft	2013	Neptune	Mar 2022	Aug 2023	Netherlands North Sea	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	Nov 2022	Oct 2026	Brunei	Operating with option to extend
Prospector 5 (1)	F&G, JU2000E	400 ft	2014	ENI	Nov 2022	Feb 2024	Congo	Operating with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Mubadala	Jan 2023	Nov 2023	Thailand	Operating
Gunnlod	PPL Pacific Class 400	400 ft	2018	PTTEP	Apr 2022	Mar 2023	Malaysia	Operating
				Petra Energy	Apr 2023	May 2023	Malaysia	Committed
				Undisclosed	Jun 2023	Dec 2023	South East Asia	LOA
Arabia III(4)	KFELS Super A Class	400 ft	2013	Saudi Aramco	Dec 2022	Q3 2023	Saudi Arabia	Contract Preparations
					Q3 2023	Q3 2028		Committed with option to extend
Arabia I(2)	KFELS B Class	400 ft	2020	Saudi Aramco	Oct 2022	Oct 2025	Saudi Arabia	Operating with option to extend
Arabia II(3)	KFELS B Class	400 ft	2019	Saudi Aramco	Oct 2022	Oct 2025	Saudi Arabia	Operating with option to extend
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
(1) HD/HE Capability
(2) Rig previously known as 'Heimdal'
(3) Rig previously known as 'Hermod'
(4) Rig previously known as 'Frigg''

PREMIUM JACK-UP RIGS UNDER CONSTRUCTION
Rig Name	Rig Design	Rig Water Depth (ft)	Customer/Status	Location	Comments
Vale	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in July 2025
Var	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in September 2025

Customer and Contract Backlog
Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. As of December 31, 2022, our largest customers in terms of revenue were Perfomex, PTTEP, ENI Congo S.A., Vaalco Gabon S.A. and Addax Petroleum S.A.. Our jack-up rigs are contracted to customers for periods between a couple of months, to several years.
As of December 31, 2022, excluding our joint venture operations in Mexico, we had 16 operating or committed jack-up rigs in total, including six in South East Asia, five in West Africa, one in the North Sea, one in Mexico and three in the Middle East. The Technical Utilization and Economic Utilization for our drilling fleet, excluding Mexico operations, was 98.9% and 98.1%, respectively during 2022.
During the year ended December 31, 2022, we received a number of new contracts, letters of award and options exercised, increasing our total contract backlog, excluding our joint venture operations in Mexico, to $929.8 million as at December 31, 2022, a significant increase from $324.8 million as at December 31, 2021. Amounts of actual revenues earned and the periods for which revenues are earned may be different from the Total Contract Backlog projections due to several factors, including shipyard and maintenance projects, downtime or standby time, and various other factors which may result in lower revenues than implied by our total contract backlog. For example, downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable daily rates than the full contractual operating daily rate.
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
Certain of our drilling contracts contain terms which allow them to be terminated at the option of the customer, in some cases upon payment of an early termination fee or compensation for costs incurred up to termination. Any such payments, however, may not fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer, typically without any termination payment, in certain circumstances such as non-performance, in the event of extended downtime or impaired performance caused by equipment or operational issues or periods of extended downtime due to other conditions beyond our control, of which there are many. A number of our customers have contractual rights to terminate their contracts with us if performance is prevented for prolonged period due to force majeure events. We may also be affected by force majeure provisions in contracts between our customers or suppliers and third parties. We may also face contract suspension due to prevailing market conditions.
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
Mexico
In February 2019, we, along with our local partner in Mexico, CME, successfully tendered for a contract to provide integrated well services ("IWS") to Pemex. On March 20, 2019, our subsidiary, Borr Drilling Mexico S. de R.L. de C.V. (“BDM”), and a CME subsidiary, Opex (together with BDM, the “Contractor”), entered into a contract for the provision of IWS to Pemex (the “Cluster 2 Contract”). Borr Drilling Limited guaranteed the performance of the Contractor’s obligations under the first Pemex Contract and our subsidiary, Borr Mexico Ventures Limited ("BMV") participated as shareholder in the joint venture arrangements in connection with the Cluster 2 Contract (the “IWS JVs”). In June 2019, we finalized the IWS JVs structure and with effect from June 28, 2019, BMV owned a 49% interest in both Opex and a second joint venture entity, Perfomex and CME owned the remaining 51%. Operations under the first Pemex Contract commenced in August 2019. The Pemex Cluster 2 Contract was extended in December 2019 to include a third rig. In December 2019, we also participated with CME to take an assignment of a second integrated contract with Pemex under a similar structure for two further rigs (the “Cluster 3 Contract” and, together with the Cluster 2 Contract, the “Pemex Contracts”). For the purposes of these additional contracts, two new subsidiaries were incorporated with the same shareholding interests as Opex and Perfomex; Akal was established to deliver IWS to Pemex, and Perfomex II to deliver drilling, technical, management and logistics services to Akal. Operations under the Cluster 3 Contract commenced in March 2020.
Opex and Akal were IWS contractors under the Pemex Contracts and within the structure of the IWS JVs. Opex and Akal entered into contracts with Schlumberger, and certain of its affiliates, and other third party contractors for the provision of IWS. Perfomex and Perfomex II were the entities subcontracted by Opex and Akal, respectively, to provide the other services required by Opex and Akal in order to comply with their respective obligations under the Pemex Contracts. In connection with the provision of drilling services by Perfomex and Perfomex II, our rigs “Grid”, “Gersemi” and “Galar” (for the Cluster 2 Contract) and “Odin” and “Njord” (for the Cluster 3 Contract) were chartered to Perfomex and Perfomex II, respectively, under bareboat charter agreements. In addition to the rigs, we provided technical and operational management for all jack-up rigs being operated through the IWS JVs.
On August 4, 2021, the Company's subsidiary BMV executed a Stock Purchase Agreement with Operadora for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, representing the Company's disposal of the IWS operating segment, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale enabled us to streamline our operations in Mexico, and focus on our dayrate drilling services provided by the remaining Mexican Joint Ventures. Connected with the sale, we received cash consideration of $10.6 million, and a repayment of funding of $5.4 million.
Effective October 20, 2022, all five jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" are contracted to Perfomex on bareboat charters, thereby consolidating activities for Perfomex's provision of traditional dayrate drilling and technical services to Opex. Effective from this date, Perfomex II continues to provide technical services to Opex, in addition to rig management services to external parties.
Our Mexican Joint Ventures may be used to provide drilling services utilizing other rigs owned by our subsidiaries and/or subsidiaries of CME and, if we enter into further contracts with Pemex to provide drilling services, we may enter into other joint venture structures with CME in order to provide such services.

Geographical Focus
We bid for contracts globally, however our current geographical focus is South East Asia, Europe, Mexico, Middle East, and West Africa. This is based on our current assessment of potential contracting opportunities, including, pre-tender and tender activity. Several countries within these regions, such as Nigeria and Qatar, have laws that regulate operations and/or ownership of rigs operating within their jurisdiction, including local content and/or local partner requirements. In order to comply with these regulations, and successfully secure contracts to operate in these regions, we have employed personnel with significant experience in countries within these regions. Adapting to the above-mentioned factors is, and will continue to be, part of our business. See Note 4 - Segments of our Audited Consolidated Financial Statements included herein for the amount of operating revenues earned by each geographical region for the years ended December 31, 2022, 2021 and 2020.
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
Protection and Indemnity Insurance
We purchase protection and indemnity insurance and excess umbrella liability insurance. Our protection and indemnity insurance covers third-party liabilities arising from the operation of our rigs, including personal injury or death (for crew and other third-parties), collisions, damage to fixed and floating objects and statutory liability for oil spills and the release of other forms of pollution, such as bunkers, and wreck removal. The protection and indemnity insurance policies, together with our excess umbrella policy, cover claims up to the maximum of the agreed total claim amount, but not exceeding the maximum of $510 million (for our operational rigs) or $210 million (for our stacked rigs), as applicable, depending on contractual obligations and area of operation. The excess umbrella insurance policy referred to above covers an additional $100 million to $300 million per event, in addition to our protection and indemnity insurance policies, as part of our overall combined maximum insurance coverage. If the aggregate value of a claim against one of our rig-owning subsidiaries under a protection and indemnity insurance policy exceeds the maximum of $210 million or $310 million (for our rigs in Mexico), the excess umbrella insurance policy will cover an additional agreed amount. We are self-insured for costs in excess of the overall combined maximum limit of coverage, or $210 million for stacked rigs and the agreed aggregate limit between $310 million and $510 million for an operational rig, as agreed. If the aggregate value of a claim against one of our subsidiaries under a protection and indemnity insurance policy exceeds $210 million or $310 million, the excess umbrella policy will for rigs that are not laid-up cover an additional sum between $100 million and $300 million as agreed for each rig, but maximum $510 million combined, meaning that we are self-insured for costs in excess of the total combined limit, as agreed. We retain the risk for the deductible of up to $25,000 per claim relating to protection and indemnity insurance or up to $250,000 for claims made in the United States.
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
Environmental and Other Regulations in the Offshore Drilling Industry
Our operations are subject to numerous QHSE laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations which may include laws or regulations pertaining to climate change, carbon emissions or energy use, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our jack-up rigs operate or are registered, which can significantly affect the ownership and operation of our jack-up rigs. See the section entitled “Item 3.D. Risk Factors — Risk Factors Related to Applicable Laws and Regulations — We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”
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
Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, Annex VI regulations impose progressively stricter limitations on sulfur emissions from ships. Since January 1, 2015, these limitations have required that fuels of vessels in covered ECAs, including the Baltic Sea, North Sea, North America and United States Caribbean Sea ECAs, contain no more than 0.1% sulfur. For non-ECA-areas, a global cap on sulfur content of no more than 0.5% entered into force on January 1, 2020. Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our rigs are in compliance with these requirements.
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

INDUSTRY OVERVIEW
We operate in the global offshore contract drilling industry, which is a part of the international oil industry, and within the global offshore contract drilling industry we predominately operate jack-up rigs in shallow-water. The activity and pricing within the global offshore contract drilling industry is driven by a multitude of demand and supply factors, including expectations regarding oil and gas prices, anticipated oil and gas production levels, worldwide demand for oil and gas, the availability of quality reservoirs, exploration success, availability of qualified drilling rigs and operating personnel, relative production costs, the availability of or lead time required for drilling and production equipment, the stage of reservoir development and political and regulatory environments.
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
Periods of high demand are typically followed by a shortage of rigs and consequently higher dayrates which, in turn, makes it advantageous for industry participants to place orders for new rigs. After difficult market conditions in 2020 and 2021, we are starting to see signs of the market recovery, with E&P Companies announcing higher capital expenditures budgets for 2023 versus 2022. We have seen demand for services rising, as indicated by a large number of open rig tenders issued by national oil companies ("NOC's"), and rig utilization rates exceeding pre-COVID-19 levels reaching rates last seen in 2014.
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

There are several sub-segments within the jack-up drilling segment based on different attributes of the rigs, typically water depth capability, age, hook load capacity, cantilever reach and environmental conditions a rig can operate in. The sub-segment classification varies across market participants, third parties (researchers, consultants etc.), classification societies and others. In this annual report, we have used the following classification of the jack-up sub-segments, which are as follows:
•“modern” or “premium” – rigs delivered in 2000 or later; and
•“standard” – rigs delivered prior to 2000.
In recent years, the jack-up drilling market has experienced a shift in demand towards modern jack-up rigs. In line with this trend, several drilling contractors are renewing their fleets through both newbuildings and rig acquisitions.

C.ORGANIZATIONAL STRUCTURE
A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1 to this annual report and the following diagram depicts our simplified organizational and ownership structure. Our significant subsidiaries depicted below are 100% owned by Borr Drilling Limited either directly or indirectly, unless specifically noted otherwise.

Borr Drilling Limited
Borr IHC Limited
Borr Jack-up XVI Inc
Borr Midgard Holding Ltd.
Borr (UK) Holdings Limited
Borr Mexico Ventures Limited
Borr Drilling Management (UK) Limited
Borr Holdings Limited
Borr International Ventures Limited
51%
Borr Midgard Assets Ltd.
Mexican Operating Subsidiaries
Mexican Joint Ventures (Perfomex, Perfomex II)
Borr Drilling Management DMCC
Paragon Offshore Limited
Borr Jack-Up Assets (UK) Limited
Certain Rig-Owning Subsidiaries
Owners of JV Rigs Operating in Mexico
Certain Rig-Owning and Operating Subsidiaries
Legacy Paragon Entities
Certain Rig-Owning Subsidiaries
97%
Remaining Rig-Owning Subsidiaries
Borr Drilling Management AS
Remaining Operating Subsidiaries
Borr Arabia Well Drilling LLC

As more fully described herein, our subsidiary Borr Mexico Ventures Limited holds a 51% interest in two Mexican entities Perfomex and Perfomex II, and a subsidiary of our local operating partner in Mexico holds the remaining 49% interest.

During the year ended December 31, 2022, we incorporated a wholly owned entity Borr Arabia Well Drilling LLC, in Saudi Arabia. Effective January 2, 2023, 3% interest of this entity was transferred to our local operating partner in Saudi Arabia. Our 97% interest in this entity is owned by Borr Drilling Land Support Limited, a legacy Paragon Offshore entity.
D.PROPERTY, PLANT AND EQUIPMENT
We do not own any interest in real estate. Our principal executive office is located in Bermuda, while our operational headquarters are located in London. Our principal lease is the rental of approximately 16,206 sq ft of office space in Aberdeen, UK under a ten year lease which began in 2019. In addition we rent office space in Oslo, Singapore, Kuala Lumpur, Kuala Belait, Doha, Bangkok, London, Dubai, Al-Khobar, Douala, Pointe Noire and Port Gentil, however we do not consider these as material leases. In addition to office space, we also rent storage and yard facilities to support our operations in the countries we operate in.
We own a modern fleet of premium jack-up rigs. See “Item 4.B. Business Overview - Our Business - Our Fleet” for a summary of our consolidated fleet of jack-up rigs as well as jack-up rigs under construction as of March 23, 2023.

A number of our rig-owning subsidiaries' shares and assets are pledged to secure loan facilities. See "Item 5.B. Liquidity and Capital Resources - Our Existing Indebtedness" for more information.

To the best of our knowledge, we believe that there are no material environmental issues that would materially affect the utilization of our rigs. Notwithstanding, we are subject to several international, national, and local environmental laws, regulations, treaties and conventions which may affect the utilization of our rigs. In addition, other environmental issues may influence the Company's use of property, plant and equipment. See "Item 3.D. Risk Factors - Risk Factors Related to Applicable Laws and Regulations" and "Item 4.B. Business Overview - Regulation" above.
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
We are a preferred operator to our customers of jack-up rigs within the jack-up drilling market. The shallow-water market is our operational focus as it has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We contract our jack-up rigs and associated offshore crews, primarily on a dayrate basis, to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2022, our top five customers by revenue, including related party revenue were subsidiaries of Perfomex, PTTEP, ENI Congo S.A., Vaalco Gabon S.A. and Addax Petroleum S.A.. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations which earns related party revenue) was $929.8 million as of December 31, 2022 and $324.8 million as of December 31, 2021. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, Mexico, West Africa, Middle East and South East Asia. We operate our business with a competitive cost base, driven by a strong and experienced organizational culture and a carefully managed capital structure.

From our initial acquisition of rigs in early 2017, we have become one of the world’s largest international offshore jack-up drilling contractors by number of jack-up rigs, with an average fleet age among the lowest in the industry. The summary in “Item 4.B. Business Overview” illustrates the development in our fleet since our inception.
How We Evaluate Our Business
During the year ended December 31, 2022, we had one operating segment consisting of operations performed under our dayrate model (which includes rig charters and ancillary services), however, prior to 2022, we had an additional operating segment consisting of operations performed under the IWS model. IWS operations were performed by our joint venture entities Opex and Akal. On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49% interest in each of Opex and Akal (see Note 7 - Equity Method Investments of our Audited Consolidated Financial Statements included herein), representing the Company's disposal of the IWS operating segment.
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
Total Contract Backlog (in $ millions) is calculated as the maximum contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Total Contract Backlog excludes revenue resulting from mobilization and demobilization fees, contract preparation, capital or upgrade reimbursement, recharges, bonuses and other revenue sources and is not adjusted for planned out-of-service periods during the contract period. Total Contract Backlog excludes backlog from joint venture operations which earns related part revenue.
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
Our Total Contract Backlog (excluding backlog from joint venture operations which earns related party revenue), expressed in U.S. dollars and in number of years, as of December 31, 2022, 2021 and 2020, were as follows:

	Year Ended December 31,
	2022	2021	2020
Total Contract Backlog (in $ millions)(1)	$929.8	$324.8	$132.1
Total Contract Backlog (in contracted rig years)(1)	24	12	3.9
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

Economic Utilization
Economic Utilization is the dayrate revenue efficiency of our operational rigs and reflects the proportion of the potential full contractual dayrate that each operating jack-up rig actually earns each day. Economic Utilization is affected by reduced rates for standby time, repair time or other planned out-of-service periods. Economic Utilization is calculated as the economic utilization of each rig in operation for the period, divided by the number of rigs in operation for the period, with the economic utilization of each rig calculated as the total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period. Economic Utilization is calculated only with respect to rigs in operation for the relevant period and is not calculated on a fleet-wide basis. Economic Utilization is a measure of efficiency of rigs in operation and is not a measurement of utilization of our fleet overall.
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
Our Technical Utilization and Economic Utilization (both excluding joint venture operations), Rig Utilization, TRIF and Weighted Average Number of Operating Rigs for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31,
	2022	2021	2020
Technical Utilization (in %)	98.9	98.4	99.5
Economic Utilization (in %)	98.1	94.8	94.0
Rig Utilization (in %)	72.3	53.3	48.3
TRIF (number of incidents)	1.68	1.00	1.66
Weighted Average Number of Operating Rigs	15.9	11.9	12.8
Financial Measures
Operating Revenues
Operating revenues includes the gross revenue generated from jack-up rigs operated by us under our drilling contracts, including amortization of mobilization and demobilization revenue and other revenue received from customers.

Adjusted EBITDA
In addition to disclosing financial results in accordance with U.S. GAAP, this report includes the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: gain/(loss) on disposal of jack-up rigs; depreciation of non-current assets; impairment of non-current assets; other non-operating income; income from equity method investments; total financial expenses, net; amortization of deferred mobilization and contract preparation costs; amortization of deferred mobilization and demobilization revenue; and income tax.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements and removing the impact of depreciation, financing and tax items.
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
Significant Events in 2022 and Recent Developments
Equity Offering
On August 10, 2022, the Company conducted a public equity offering of $274.9 million of its common shares by issuing 76,363,071 shares, in two settlements, at a subscription price of $3.60 per share ("August 2022 Equity Offering"). The proceeds from the August 2022 Equity Offering were used to consummate a refinancing with the Company's lenders under its Syndicated Facility, New Bridge Facility, Hayfin Facility and shipyard delivery financing arrangements with Keppel and PPL ("secured lenders"), and for general corporate purposes. As a result of the offering, the Company's issued share capital was increased to 229,263,598 common shares.
See Note 28 - Equity of our audited Consolidated Financial Statements included herein, for further information.
Amendments to Financing and Delivery Financing Arrangements
In October 2022, the Company entered into agreements with its secured lenders to refinance all of its secured debt maturing in 2023 to 2025. As part of these agreements, the Company extended the debt maturity for its shipyard delivery financing arrangement with PPL and maturity of its secured debt facility with Hayfin to 2025; deferred the delivery dates for two of its newbuild rigs to 2025 and agreed on arrangements for the sale of three newbuild rigs the Company previously agreed to purchase from Keppel to an undisclosed third-party; and fully paid the outstanding balance of its Syndicated Senior Secured Credit Facilities and New Bridge Revolving Credit Facility with proceeds from a new $150.0 million bilateral facility fully drawn down provided by DNB Bank ASA, an existing lender in the previous facilities; the Company used a portion of the proceeds from its August 2022 Equity Offering for such repayment.
See Note 21 - Debt of our audited Consolidated Financial Statements included herein, for further information.

Disposal of Jack-up Rigs and Newbuildings
On October 13, 2022, the Company entered into an agreement to sell the jack-up rig "Gyme" for $120.0 million, pursuant to an undertaking by the Company under its most recent refinancing with PPL Shipyard completed in October 2022. The transaction was concluded on November 15, 2022 and the proceeds from the sale were applied to repay all outstanding amounts owed on the rig, and excess amounts were applied to the capitalized interest for the eight other rigs financed by PPL.
On November 2022, the Company concluded the agreement to sell the three newbuild rigs "Tivar", "Huldra" and "Heidrun" that the Company previously agreed to purchase from Keppel, for $320.0 million, to an undisclosed third-party. The proceeds from the sale were used to pay the delivery installments of the three newbuildings jack-up rigs and further eliminate the associated activation costs that would have applied in the future. The "Tivar" was delivered to the buyer in November 2022, and the "Huldra" and "Heidrun" are scheduled to be delivered to the buyer in May 2023 and July 2023, respectively.
Completion of Unsecured Convertible Bonds and Secured Bonds Offering
In January 2023, the Company issued $250.0 million senior unsecured convertible bonds due February 8, 2028 and $150.0 million senior secured bonds due February 9, 2026. The proceeds from these bonds will be used to refinance the outstanding $350.0 million of convertible bonds due May 23, 2023 and for general corporate purposes.
As at the date of this annual report, the Company agreed to exchange with bondholders $21.0 million of the Convertible bonds due in May 2023 for the New Convertible Bonds due in February 2028, and in March 2023, we repaid $177.8 million of our $350 million Convertible bonds due in May 2023 decreasing the outstanding amount from $350 million to $151.2 million.
See Note 21 - Debt and Note 29 - Subsequent Events of our audited Consolidated Financial Statements included herein, for further information.
Key Components of Our Results of Operations

See Note 2 - Basis of Preparation and Accounting Policies of our Audited Consolidated Financial Statements included herein, for further information on our accounting policies.
Operating revenues
We earn revenues primarily by performing the following activities: (i) providing our jack-up rigs, work crews, related equipment and services necessary to operate our jack-up rigs; (ii) providing our jack-up rigs to our Mexican equity method investments (Perfomex and Perfomex II) under bareboat lease contracts, and providing management and services under management agreements to Perfomex and Perfomex II; (iii) delivering our jack-up rigs by mobilizing to and demobilizing from the drill location; and (iv) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for our contracts.
We recognize revenues earned under our drilling contracts based on variable dayrates, which range from a full operating dayrate to lower rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities we perform during the contract. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and probable liquidated damages. Revenues are recorded based on these blended rates, applied to the actual Economic Utilization of each period. Such dayrate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore, is recognized as we perform the services. We recognize reimbursement revenues and the corresponding costs as we provide the customer-requested goods and services, when such reimbursable costs are incurred while performing drilling operations. Prior to performing drilling operations, we may receive pre-operating revenues, on either a fixed lump sum or variable dayrate basis, for mobilization, contract preparation, customer-requested goods and services or capital upgrades, which we recognize on a straight-line basis over the estimated firm contract period. We recognize losses related to contracts as such losses are incurred.

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
Operating expenses
Our operating expenses primarily include jack-up rig operating and maintenance expenses, depreciation and impairment, general and administrative expenses.
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
Depreciation costs are based on the historical cost of our jack-up rigs, less impairment charges. Rigs are recorded at historical cost less accumulated depreciation and impairment. Jack-up rigs and related equipment acquired as part of asset acquisitions are stated at fair market value as of the date of the acquisition. The cost of these assets, less estimated salvage values, are depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our jack-up rigs, when new, is 30 years and jack up rig equipment and machinery three to 20 years. We evaluate the carrying value of our jack-up rigs on a quarterly basis to identify events or changes in circumstances that indicate that the carrying value of such jack-up rigs may not be recoverable. If the carrying value of the asset is not recoverable, an impairment loss is recognized as the difference between the carrying value of the asset and its fair value. Costs related to periodic surveys are capitalized as part of drilling units and amortized over the anticipated period covered by the survey which is up to five years. These costs are primarily shipyard costs and the costs related to employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation expense.
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
Acquisitions and Disposals
Since our inception in 2016, we have acquired more than 50 jack-up rigs through both the purchase of existing jack-up rigs, companies owning jack-up rigs and contracts for newbuild jack-up rigs, of which we have sold 30 and one semi-submersible. This increase in jack-up rigs and related expansion of operations resulting from an increased number of jack-up rigs under contract has had a significant impact on our results of operations and our balance sheets during the periods presented in our Audited Consolidated Financial Statements included herein. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use, include whether such rigs are warm stacked or cold stacked, the age of the rig, the geographic location and the technical specifications; please see our fleet status report in “Item 4.B. Business Overview—Our Business—Our Fleet” for further information regarding these features by rig. For more information on our acquisitions and disposals, please see the section entitled “Item 4.B. Business Overview—Our History”.
The table below sets forth information relating to our acquisitions and disposals since our formation:

Transaction (Closing Date)	Transaction Value (1) (In $ millions)	Rigs Purchased (2)	Rig Status at Acquisition	Rig Status as of December 31, 2022(3)
Hercules Acquisition (January 23, 2017)	$130.0	Premium jack-up rigs: 2	Warm stacked: 2	Under contract: 2
Transocean Transaction (May 31, 2017)	$1,240.5	Premium jack-up rigs: 6 Standard jack-up rigs: 4 Contracts for NB jack-up rigs: 5	Warm stacked: 7 Under legacy contract: 3 Under construction: 5	Under contract: 6 Disposed: 7 Under construction: 2
PPL Acquisition (October 6, 2017)	$1,300	Contracts for NB jack-up rigs: 9	Under construction: 9	Under contract: 8 Disposed: 1
Paragon Transaction (March 29, 2018)	$241.3	Premium jack-up rigs: 2 Standard jack-up rigs: 20 Semi-submersible: 1	Warm stacked:16 Under legacy contract: 7	Under contract: 2 Disposed: 21
Keppel Acquisition (May 16, 2018)	$742.5	Contracts for NB jack-up rigs: 5	Under construction: 5	Under contract: 2 Disposed: 2 Warm stacked: 1
Keppel Hull B378 Acquisition (March 29, 2019)	$122.1	Contract for a NB jack-up rig: 1	Under construction: 1	Under contract: 1

(1) This is the amount reflected in the balance sheets as a result of purchase accounting.

(2) NB denotes Newbuilding

(3) Jack-up rigs “Under Contract” include those rigs which are operating or being prepared or mobilized, or are otherwise awaiting the commencement of drilling operations under the relevant contract.

Recent and Future Acquisitions and Disposals
We are contracted to take delivery of the remaining two newbuild jack-up rigs not yet delivered in 2025. Keppel has the right to sell these newbuilding contracts to a new buyer if they receive a bone fide offer, which we can either match if the offer is lower than our contractual obligation to Keppel, or if the offer is higher than our contractual obligation to Keppel, we need to confirm we stand by the intention to retain the contracts and complete the delivery. We have made and may consider in the future disposals of jack-up rigs. Acquisitions or disposals of our jack-up rigs are likely to impact our revenue as well as our operating and maintenance expenses. For details of acquisitions or disposals see "Item 4.B. Business Overview—Our History—Divestments".
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

•Nature of Our Operating and General and Administrative Expenses: Our operating expenses in 2022 and 2021 reflect expenses relating to operating and non-operating rigs (e.g. costs relating to warm stacking of rigs). To the extent that the offshore drilling market fully recovers, we expect the nature of our operating expenses will shift to include primarily expenses related to the ongoing operation of our jack-up rigs. In such case, our operating expenses will depend on various factors, including expenses related to operating our jack-up rigs, maintenance projects, downtime, weather and other operating factors. In addition, we have incurred and expect to incur direct, incremental general and administrative expenses as a result of our being a publicly traded company in the United States and Norway, including costs associated with hiring personnel for positions created as a result of our U.S. and Norway public company status, publishing annual and interim reports to shareholders consistent with SEC, NYSE and Oslo Børs requirements, expenses relating to compliance with the rules and regulations of the SEC, listing standards of the NYSE and the costs of independent director compensation as well as professional and legal fees incurred in the ordinary course of business.
•Financing Arrangements and Investments in Securities: The financial income and expenses reflected in our Audited Consolidated Financial Statements included herein may not be indicative of our future financial income and expenses and may, along with other line items related to our Financing Arrangements and historical financing arrangements detailed in the section entitled “Item 5.B. Liquidity and Capital Resources—Our Existing Indebtedness,” change as the number of our jack-up rigs under contract increases. As we take delivery of the newbuild rigs we have agreed to purchase, we expect to finance a portion of the purchase price and thus our debt levels and finance expense will increase. The financing arrangements we have had in place historically may not be representative of the agreements that will be in place in the future or that we had in place during our first years of operations. For example, we have amended our Financing Arrangements in the past, including in 2019, 2020, 2021 and 2022, and we may amend our existing Financing Arrangements or enter into new financing arrangements and such new agreements may not be on the same terms as our current Financing Arrangements. In addition, from time to time, we may make and hold investments in other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of jack-up rigs, subject to compliance with the covenants contained in certain of our Financing Arrangements which restrict such investments. We also may purchase and hold debt or other securities issued by other companies in the offshore drilling industry from time to time. The impact of these financial investments will impact our results of operations.

•Interest Rates and Derivative Values: A significant portion of our debt bears floating interest rates. For example, the interest rates under certain of our Financing Arrangements are determined with reference to LIBOR and SOFR plus a specified margin. On March 5, 2021 the ICE Benchmark, which administers LIBOR, and the FCA announced the phase out of LIBOR. As a result we may have to renegotiate our delivery financing arrangements in place with Keppel to reflect the phase out of LIBOR and substitute for other replacement benchmarks. Given the inherent differences between LIBOR and any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR. At this time, it is not possible to predict the effect that these developments, discontinuance of LIBOR, modification or other reforms to any other reference rate, or the establishment of alternative reference rates may have, or other benchmarks. Furthermore, the shift to alternative reference rates or other reforms is complex and could cause the payments calculated for the LIBOR-based debt and derivative instruments to be materially different than expected, which may affect our business, financial condition and results of operation. Although we do not expect a material impact on our LIBOR based debt, we cannot guarantee that the shift to an alternative reference rate will not have any impact on our business, financial condition, results of operations and cash flows.
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

A.OPERATING RESULTS
Year ended December 31, 2022 compared to the year ended December 31, 2021
The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
(in $ millions)	2022	2021
Dayrate revenue	358.7	205.8
Related party revenue	85.1	39.5
Operating revenues	443.8	245.3
Gain on disposals	4.2	1.2
Total operating expenses	(549.9)	(334.8)
Operating loss	(101.9)	(88.3)
Other non-operating income	2.0	3.6
Income from equity method investments	1.2	16.1
Total financial expenses, net	(175.7)	(114.7)
Income tax expense	(18.4)	(9.7)
Net loss and total comprehensive loss	(292.8)	(193.0)
The following table sets forth a reconciliation of net loss to Adjusted EBITDA for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
(in $ millions)	2022	2021
Net loss	(292.8)	(193.0)
Depreciation of non-current assets	116.5	119.6
Impairment of non-current assets	131.7	—
Interest income	(5.4)	—
Interest expense, net of amounts capitalized	131.3	92.9
Foreign exchange loss, net	0.9	2.8
Other financial expenses	48.9	19.0
Income from equity method investments	(1.2)	(16.1)
Gain on disposals (1)	(3.5)	—
Other non-operating income	(2.0)	(3.6)
Amortization of deferred mobilization and contract preparation costs	36.7	12.6
Amortization of deferred mobilization and demobilization revenue	(22.2)	(5.9)
Income tax expense	18.4	9.7
Adjusted EBITDA	157.3	38.0
(1) Gain on disposals includes $3.5 million associated with the net gain on disposal of jack-up rigs, which is excluded from our Adjusted EBITDA calculation. See Note 6 - Gain on Disposals of our Audited Consolidated Financial Statements included herein
Operating Revenues
Total operating revenues increase by $198.5 million to $443.8 million for the year ended December 31, 2022 compared to $245.3 million in 2021. This was principally due to the following increases:
•$98.6 million increase due to an increase in operating days primarily in relation to jack-up rigs "Ran", "Gerd", "Groa", "Arabia I", "Arabia II" and "Thor" as these rigs were warm stacked in 2021 and operational in 2022;
•$72.1 million increase primarily due to an increase in operating days in relation to jack-up rigs "Norve", "Idun", "Mist", "Skald" and "Natt" during 2022 compared to 2021; and

•$45.6 million increase in related party revenues primarily as a result of improved profitability of jack-up rigs "Galar", "Grid", "Njord", "Gersemi" and "Odin", that we lease to our joint ventures, Perfomex and Perfomex II, on a bareboat charter basis.
These increases were offset by a decrease of $19.8 million in relation to a decrease in operating days primarily in relation to jack-up rig "Prospector 5".
Gain on Disposals
Gain on disposals was $4.2 million for the year ended December 31, 2022 compared to $1.2 million in 2021. In 2022 we recognized a gain on disposal of $3.7 million in relation to the agreement to sell the three newbuildings "Tivar", "Huldra" and "Heidrun" and a gain on disposal of $0.7 million in relation to the sale of rig related equipment, offset by a $0.2 million loss on the sale of jack-up rig "Gyme". In 2021 we recognized a gain on disposal of $1.3 million in relation to the sale of rig related equipment, offset by a $0.1 million loss on the sale of jack-up rig "Balder".
Total Operating Expenses
Operating expenses include the following items:

	For the Year Ended December 31,
(in $ millions)	2022	2021
Rig operating and maintenance expenses	264.9	180.5
Depreciation of non-current assets	116.5	119.6
Impairment of non-current assets	131.7	—
General and administrative expenses	36.8	34.7
Total operating expenses	549.9	334.8
Total operating expenses increased by $215.1 million to $549.9 million for the year ended December 31, 2022 compared to $334.8 million in 2021.
Rig operating and maintenance expenses increased by $84.4 million to $264.9 million for the year ended December 31, 2022 compared to $180.5 million for 2021. This was principally due to the following increases:
•$61.0 million increase due to an increase in operating days primarily in relation to jack-up rigs "Ran", "Gerd", "Groa", "Arabia I", "Arabia II" and "Thor" as these rigs were warm stacked in 2021 and operational in 2022; and
•$34.9 million increase primarily due to an increase in operating days in relation to jack-up rigs "Norve", "Idun", "Mist", "Skald" and "Natt" during 2022 compared to 2021.
These increases were offset by the following decreases:
•$8.4 million decrease primarily as a result of Perfomex and Perfomex II directly hiring personnel starting in the quarter ended September 30, 2021, whereas before this time, the costs of all expat and certain local personnel were borne by the Company and re-charged to the joint ventures with a fixed mark-up;
•$1.7 million decrease in relation to amortization of deferred mobilization and contract preparation costs; and
•$2.0 million decrease due to a decrease in operating days primarily in relation to jack-up rig "Prospector 5".
Depreciation of non-current assets decreased by $3.1 million to $116.5 million for the year ended December 31, 2022 compared to $119.6 million for 2021. This was principally due to a decrease by $1.8 million in relation to the jack-up rig "Gyme" which was classified as held for sale during the quarter ended September 30, 2022 and subsequently sold, thereby ceasing depreciation, and a decrease by $3.8 million in relation to the review of useful lives of certain jack-up rigs. These decreases were offset by an increase in depreciation as a result of an increase in depreciable additions of $100.2 million for the year ended December 31, 2022.
Impairment of non-current assets increased by $131.7 million for the year ended December 31, 2022 compared to nil in 2021. In 2022, we recognized an impairment loss of $124.4 million representing the impairment of advance payments and capitalized interest on the newbuilding jack-up rigs "Tivar", "Huldra", and "Heidrun" as well as a $7.3 million impairment loss on the jack-up rig "Gyme", both following an impairment review as a result of the Company entering into agreements to the sell the newbuildings and jack-up rig. The three newbuildings and the jack-up rig were subsequently sold.

General and administrative expenses increased by $2.1 million to $36.8 million for the year ended December 31, 2022 compared to $34.7 million in 2021. This was principally due to an increase by $2.3 million in relation to costs associated with the issuance of share options and performance stock units to certain employees and their associated respective taxes.
Other non-operating income
Other non-operating income decreased by $1.6 million to $2.0 million for the year ended December 31, 2022 compared to $3.6 million in 2021. In 2022, we recognized $2.0 million in relation to an amendment to a historical agreement to recycle one of our jack-up rigs. In 2021, we recognized $3.6 million in relation to the gain on sale of the Company's 49% interest in each of the Opex and Akal joint ventures which were disposed of on August 4, 2021.
Income from Equity Method Investments
Income from equity method investments decreased by $14.9 million to $1.2 million for the year ended December 31, 2022 compared to $16.1 million for 2021. This was principally due to a decrease by $13.1 million in equity income from the Opex and Akal joint ventures ("IWS JVs"). On August 4, 2021, the Company sold its 49% interest in each of the IWS JV's and as such, no equity income from the IWS JVs was recognized during the year ended December 31, 2022.
Total Financial Expenses, net
Total financial expenses, net, include the following items:

	For the Year Ended December 31,
(in $ millions)	2022	2021
Interest income	(5.4)	—
Interest expenses, net of amounts capitalized	131.3	92.9
Other financial expenses, net	49.8	21.8
Total financial expenses, net	175.7	114.7
Total financial expenses, net increased by $61.0 million to $175.7 million for the year ended December 31, 2022 compared to $114.7 million for 2021.
Interest income increased by $5.4 million for the year ended December 31, 2022 compared to nil in 2021. This was principally due to an increase by $1.3 million from interest income on term deposits and increase by $4.1 million from interest income from our joint ventures.
Interest expenses, net of amounts capitalized, increased by $38.4 million to $131.3 million for the year ended December 31, 2022 compared to $92.9 million for 2021. This was principally due to a $32.5 million increase due to the amendments made to our various financing facilities in January 2021 and October 2022 and a $7.8 million loss on debt extinguishment associated with the refinancing of the Hayfin Debt Facility (extinguishment accounting treatment) and the repayment of the Syndicated Senior Secured Credit Facilities and New Bridge Facility, of which DNB Bank was one of the lenders of the syndicate. These increases were offset by a $1.9 million gain on extinguishment of the debt associated with the jack-up rig "Gyme".
Other financial expenses, net, increased by $28.0 million to $49.8 million for the year ended December 31, 2022 compared to $21.8 million in 2021. This was principally due to the following increases:
•$15.4 million net increase in yard cost cover expenses as a result of contractual ramp up in cost cover for "Vale" and "Var" offset partially by the decrease in cost cover in relation to the disposal of "Tivar" during the quarter ended December 31, 2022;
•$8.5 million increase in bank commitment, guarantee and other fees primarily due to fees in relation to the refinancing of debt;
•$4.6 million increase in other financial expenses primarily due to $2.0 million financial income in 2021 in relation to the sale of rights from a legal claim to a third-party and $2.8 million reversal of provision for legacy legal claims in 2021 which have no comparable credits in 2022; and
•$1.4 million increase in amortization of deferred finance charges primarily due to finance charges incurred in relation to the refinancing of debt.

These increases were offset by $1.9 million decrease in foreign exchange losses.
Income Tax Expense
Income tax expense increased by $8.7 million to $18.4 million for the year ended December 31, 2022 compared to $9.7 million for 2021. This is principally due to the following:

•$5.5 million increase due to higher bareboat revenues in Mexico;
•$2.8 million increase due to increased activities in Thailand and Malaysia and new operations in Brunei; and
•$1.1 million increase due to new operations in Saudi Arabia and Qatar.
These increases were offset by $0.7 million decrease due to India tax refund and reversal of Dutch tax provision in 2022.
Year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects A. Operating Results – Year ended December 31, 2021, compared to the year ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 11, 2022.
B.LIQUIDITY AND CAPITAL RESOURCES

Short-Term Liquidity and Cash Requirements
Historically, we have met our liquidity needs principally from proceeds from equity offerings and our convertible bonds, availability under our Financing Arrangements, including the shipyard delivery Financing Arrangements related to our newbuild rigs, cash generated from operations, and sale of non-core assets.

Our funding and treasury activities are conducted within our established corporate policies and are intended to maximize investment returns in light of our liquidity requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in various currencies such as Malaysian Ringgit, Thai Baht, British Pounds, Saudi-Arabian Riyal, Norwegian Kroner and Euros. We have not made use of derivative instruments.
Our primary uses of cash during the year ended December 31, 2022 were operating expenses, investing activities including capital expenditures mainly related to activations and re-activations of jack-up rigs, and interest payments. Capital expenditures related to contract preparation, purchase and refurbishment of rig equipment, and other investments are highly dependent on how many jack-up rigs we activate or re-activate, which is in turn dependent on the number of contracts we are able to secure. We funded our 2022 capital expenditures and deferred costs using available cash and cash flows from operations, proceeds from our various share issuances (discussed below) and proceeds from debt financings. We expect our funding sources to be similar in 2023, primarily using available cash and cash flows from operations, as well as potential debt and equity financings, although there is no assurance regarding future equity raises or debt financings.
As of December 31, 2022 we had $108.0 million in cash and cash equivalents and $10.5 million in restricted cash. Included within restricted cash is $10.1 million relating to bank deposits which have been pledged as collateral for performance guarantees issued by banks in relation to rig operating contracts.
We are dependent on cash generated by our subsidiaries which are subject to legal and contractual restrictions. See the section entitled "Item 3.D. Risk Factors—Risk Factors related to our business". We are a holding company and are dependent upon cash flows from subsidiaries and equity method investments to meet our obligations. If our operating subsidiaries or equity method investments experience sufficiently adverse changes in their financial condition or results of operations, or we otherwise become unable to arrange further financing to meet our liquidity requirements to satisfy our debt or other obligations as they become due, we may become subject to insolvency proceedings.
As of the date of this report, we have concluded that a substantial doubt exists over our ability to continue as a going concern. Please refer to Note 1 - General of our Audited Consolidated Financial Statements included herein.

Equity Offerings

On December 28, 2021, the Company conducted a private placement of $30.0 million by issuing 13,333,333 new shares (in the form of depository receipts) at a subscription price of $2.25 per share. On January 31, 2022, the equity offering was settled and the Company's issued number of shares increased to 150,551,508 common shares.

On August 10, 2022, the Company conducted a public offering in the U.S., raising gross proceeds of $274.9 million and net proceeds of $260.4 million by issuing 76,363,071 shares at a subscription price of $3.60 per share.

In addition, during the year ended December 31, 2022, we sold and issued 2,350,000 shares under our ATM program, raising gross proceeds of $8.9 million and net proceeds of $8.8 million, with compensation paid by the Company to Clarksons Securities of $0.1 million.

Following the December 2021 private placement, the August 2022 public offering in the U.S. and issuance of shares under our ATM program, the Company's issued number of shares increased to 229,263,598, as of September 30, 2022.

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
We acquired five newbuildings in connection with the Transocean Transaction. As of December 31, 2022 two rigs have been delivered ("Saga", "Skald") in 2018, one was sold ("Tivar") in 2022 and two remain under construction ("Vale" and "Var"). We may exercise an option to accept delivery financing from Keppel with respect to “Vale” and “Var” of $130.0 million for each rig, subject to certain conditions. In June 2020, we agreed to defer the delivery for these two rigs to the third quarter of 2022. In January 2021, we agreed to further defer delivery dates to the third quarter of 2023 and in October 2022, we agreed to defer delivery to the third quarter of 2025. The remaining contracted installments for these two rigs under construction, payable on delivery are approximately $294.8 million as of December 31, 2022 ($448.2 million as of December 31, 2021), of which Keppel has committed to finance $130 million for each rig, with a four-year maturity, with repayments beginning on the third year of the loan until maturity.
In addition, as of December 31, 2022, we estimate our capital expenditures in the next twelve months relating to upcoming contracts and rig activations is approximately $59.7 million. This is based on known contracts as at December 31, 2022, in addition to potential rig activations for which management believes favorable contracting opportunities exist.
Contractual Obligations
We had no off-balance sheet arrangements as of December 31, 2022, other than commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees towards third parties such as performance guarantees to customers as they relate to our drilling contracts. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement, however, we have made collateral deposits with respect to these agreements and recognized $10.1 million as restricted cash as at December 31, 2022.

Cash Flows
Our cash flows for the years ended December 31, 2022 and 2021 are presented below:

	For the Year Ended December 31,
(In $ millions)	2022	2021
Net cash provided by/(used in) operating activities	62.5	(58.9)
Net cash (used in)/provided by investing activities	(82.6)	40.9
Net cash provided by financing activities	92.6	44.8
Net change in cash and cash equivalents and restricted cash	72.5	26.8
Net cash provided by/(used in) used in operating activities
Net cash provided by operating activities was $62.5 million during the year ended December 31, 2022, compared to $58.9 million used in operations during the year ended December 31, 2021. The increase of $124.1 million was primarily due to movements in working capital. Included within net cash used in operating activities during the year ended December 31, 2022, are interest payments of $83.9 million, net of capitalized interest and income tax refunds of $16.2 million; compared with interest payments, net of capitalized interest of $57.2 million and income tax payments of $0.8 million used in operations during the year ended December 31, 2021.
Net cash (used in)/provided by investing activities
Net cash used in investing activities of $82.6 million for the year ended December 31, 2022 is comprised of:

•$81.5 million in additions to jack-up rigs primarily as a result of activation and reactivations, of which $25.0 million pertains to the jack-up rig "Arabia I", $24.8 million pertains to "Arabia II" and $15.5 million pertains to "Thor"; and
•$1.8 million in purchases of property, plant and equipment.

This was partially offset by $0.7 million proceeds from the sale of rig related equipment.

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
Net cash provided by financing activities
Net cash provided by financing activities of $92.6 million for the year ended December 31, 2022 is comprised of:

•$260.4 million proceeds, net of transactions costs from our August 2022 Equity Offering;
•$28.9 million proceeds, net of transaction costs from our equity offering which closed in January 2022;
•$8.8 million proceeds, net of transaction costs from the sale of shares under our ATM program; and
•$150.0 million proceeds from our New DNB Facility.
This was partially offset by the repayment of debt of $355.5 million of which $280.0 million was used to repay in full the Syndicated Facility, $30.5 million was used to repay in full the New Bridge Facility and $45.0 million was used to make a partial repayment on the Hayfin Facility.
Net cash provided by financing activities of $44.8 million for the year ended December 31, 2021 is a result of the proceeds, net of transaction costs, from the January 2021 equity offering.

Our Existing Indebtedness
As of December 31, 2022, we had total outstanding borrowings, gross of capitalized borrowing costs, back-end fees and effective interest rate adjustments, of $1.6 billion, secured by, among other things, our rigs.
Our loan financing agreements as at December 31, 2022, include our PPL Newbuild Financing and Keppel Newbuild Financing Agreements, which were entered into in 2017 and 2018, respectively, our Hayfin Facility agreement entered into in June 2019, our New DNB Facility of $150 million which was entered into in October 2022, as well as and the $350 million Convertible Bonds due May 2023.
In October 2022, the Company entered into agreements with its secured creditors to refinance and extend all of its secured debt maturing in 2023 into 2025. As part of these agreements, the Company extended the debt maturity for its shipyard delivery financing arrangement with PPL and maturity of its secured debt facility with Hayfin to 2025; deferred its obligations to make payments to purchase the undelivered rigs from Keppel to fall due in July 2025 (“Vale”) and September 2025 (“Var”); and agreed to sell three newbuild rigs the Company previously agreed to purchase from Keppel to an undisclosed third-party. The Company has also agreed to make debt repayments in 2023 ($100 million in total) and 2024 ($114 million in total), excluding the repayment of our $350 million convertible bond due in May 2023. Additionally, we entered into a $150.0 million New DNB Facility, the proceeds of which, together with the August 2022 equity raise, were used to repay the Syndicated Facility and New Bridge Facility in October 2022.
In February 2023, we raised $250.0 million gross proceeds through the issuance of the New Convertible Bonds, due in February 2028 and $150.0 million gross proceeds through the issuance of the Senior Secured Bonds, due in February 2026. The New Convertible Bonds are convertible into common shares with a conversion price of $7.3741 per share and bears interest at 5.00% per annum payable semi-annually. Our Senior Secured Bonds bear interest at 9.5% per annum, payable semi-annually. The proceeds for these financings will be applied to repay our $350 million Convertible bonds due May 2023 and for general corporate purposes. Following these transactions, all our debt matures in 2025 or later.

As of December 31, 2022, we were in compliance with all our covenants under our various loan agreements. See Note 21 - Debt and Note 29 - Subsequent Events of our Audited Consolidated Financial Statements included herein for additional information on our borrowings as of December 31, 2022.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.
D.TREND INFORMATION

Offshore Drilling Market

Energy commodity prices have decreased since June 2022, when the price for Brent crude oil reached approximately $120 per barrel, and has recently reached approximately $70 as of March 20, 2023. However, these lower prices coupled with the global turbulent macroeconomic environment have not affected global demand for offshore drilling services, including jack-up rigs, which remains strong.

As a result of increased capital spending by our clients, demand for contract drilling services has continued improving since 2021. Consequently, the offshore drilling industry has seen contracting activity and dayrates increase in 2022 and continue to do so into 2023. Many new contracts have been for longer durations, as customers aim to lock up jack-up rigs for longer term projects. In addition, demand for offshore drilling services appears to continue to be supported by geopolitical events, such as Russia’s military actions across Ukraine, the related economic sanctions imposed by various governments and a renewed interest in energy security across Europe, the United States and other countries. Despite positive industry trends we have recently experienced, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.

With a global competitive jack-up rig utilization of approximately 92% in March 2023 based on industry reports (such as IHS Markit), which represents an increase of approximately 8% from December 31, 2021, we remain optimistic that recent positive trends will continue and that the offshore drilling market will continue to improve in the foreseeable future, predicated on continued strength in the demand for hydrocarbons. As of March 23, 2023, there are 291 modern jack-ups contracted, representing an increase of approximately 54 units as compared to recent lows in late 2020 and during the same period, the number of standard jack-ups contracted has shrunk by approximately seven units, confirming our view of a continued market bifurcation and operators’ preference for modern rigs.

Although demand is expected to continue improving and consequently the number of contracted rigs to increase, growth in rig supply is anticipated to be restrained. Currently, there are approximately 20 newbuild rigs under construction of which two are already contracted and two are owner-operated, leaving a total of 16 available (including "Vale" and "Var" which we have agreed to acquire). We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and due to increasing supply chain pressures which impact construction. The order book of new rigs as a percentage of the current jack-up fleet has reached a 20-year record low and stands at approximately 4%. No new jack-up rigs have been ordered in the last two years, and industry analysts estimate that the newbuild cost for a high specification jack-up rig is currently around $260 million (Clarksons Research).

We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. We also expect inflationary pressures to persist in 2023 as well as continue to experience disruptions in supply chains and distribution channels. Nonetheless, the global energy demand is predicted to increase over the coming decades, and we expect that offshore oil and gas will continue to play an important and sustainable role in meeting this demand for the foreseeable future.
Financing Arrangements

We have improved our liquidity through (i) our $274.9 million equity raise in August 2022 and we have agreed with all our secured creditors to refinance and extend all maturities of our secured debt to 2025, and (ii) our $150 million secured bonds due 2026 and our $250 million senior unsecured convertible bonds due 2028 which we issued in the first quarter of 2023 and which will be used in part to repay our convertible bonds due in 2023. However, a significant portion of the August 2022 equity raise was used to repay creditors and a significant portion of such bonds due in 2026 and 2028 will be used to refinance the $350 million of convertible bonds due in 2023. Furthermore, we face maturity of substantially all of our debt in 2025, other than the bonds that are due in 2026 and 2028. Therefore, we continue to face risks relating to liquidity and our upcoming debt maturities and the risk that we may not be able to refinance our debt as it matures.

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
In assessing the recoverability of our jack-up rigs' carrying amounts, we make assumptions regarding estimated future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over their respective fair value. Two critical assumptions, utilization and dayrate revenue, are key assumptions utilized in determining the estimated future cash flows and are highly market dependent. Other assumptions include estimates in respect of residual or scrap values, operating and maintenance expenses and capital expenditures.

The sensitivity analysis has been performed based on changes in utilization and dayrate revenue critical assumptions on the consolidated jack-up rig and newbuild fleet:
•5% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.
•10% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.

(In $ millions)	Cash Flow Headroom	Impairment Charge
5% decrease to utilization and dayrate revenue	8,290.2	—
10% decrease to utilization and dayrate revenue	5,985.4	—
As of December 31, 2022 and 2021, the carrying amount of our jack-up rigs and newbuildings was $2,592.6 million and $2,866.3 million, respectively. The Company recognized an impairment charge of $131.7 million in the Consolidated Statements of Operations in the year ended December 31, 2022 related to our jack-up rig "Gyme" and three newbuildings disposed of during the year, while no impairment was recognized for the year ended December 31, 2021. No impairment related to recoverability of our remaining jack-up rigs' carrying amounts was recognized during the years ended December 31, 2022 and 2021.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	59	Chairman of our Board of Directors and Director
Kate Blankenship	57	Director, Audit Committee Chairperson and Compensation Committee Chairperson
Neil Glass	61	Director, Audit Committee Member, Chair of Nominating and Governance Committee
Mi Hong Yoon	52	Director and Company Secretary
Patrick Schorn	54	Chief Executive Officer, Borr Drilling Management UK
Magnus Vaaler	39	Chief Financial Officer, Borr Drilling Management AS
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

Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019 and serves on our Compensation Committee. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous companies, including as Director and Audit Committee Chairperson of North Atlantic Drilling Ltd. from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd. from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018. Mrs. Blankenship also serves as a Director of 2020 Bulkers Ltd, Eagle Bulk Shipping Inc and International Seaways Inc. Mrs Blankenship is a citizen and resident of the United Kingdom.
Neil Glass has served as a Director on our Board since December 2019 and also serves as an Audit Committee Member and chairs our Nominating and Governance Committee. Mr. Glass worked for Ernst & Young for 11 years: seven years with the Edmonton, Canada office and four years with the Bermuda office. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. Mr. Glass also serves as a Director and Audit Committee Chair of Cool Company Ltd., Director and Audit Committee Member of 2020 Bulkers Ltd (until August 10, 2022) and Golar LNG Partners LP (until April 15, 2021). Mr. Glass is a Canadian citizen and a British Overseas Territories citizen and is a resident of Bermuda.
Mi Hong Yoon joined the Company as a Director on our Board and as our Company Secretary on March 1, 2022. Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She has extensive international legal and regulatory experience and is responsible for the corporate governance and compliance of the Company. Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held several director positions over the years. Ms. Yoon is an Australian citizen and a resident of Bermuda. Current directorships and management positions include Himalaya Shipping Ltd. (Director and Secretary), 2020 Bulkers Ltd. (Secretary) and Cool Company Ltd. (Director).
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

B.COMPENSATION
During the year ended December 31, 2022, we paid our directors and executive officers aggregate compensation (including bonuses) of $4.2 million. In addition for 2022 we recognized an expense of $0.9 million relating to stock options, restricted stock units and performance stock units granted to certain of our directors and executive officers and immaterial costs related to the provision of pension, retirement or similar benefits to one executive officer, as our remaining executive officers have chosen to opt out of the Company pension scheme.

Some of the directors elected to receive part of their compensation in the form of shares. The following table sets forth the shares issued to our directors in lieu of compensation during the financial years ended December 31, 2022 and December 31, 2021:

	March 18, 2021		July 14. 2021		October 14. 2022
Name of Director	Number Shares Granted	Transfer Value ($)	Number Shares Granted	Transfer Value ($)	Number Shares Granted	Transfer Value ($)
Tor Olav Trøim	75,041	180,097	12,967	21,370	12,367	44,521
Pål Kibsgaard (1)	31,250	75,000	6,250	10,300	56,051	201,784
Kate Blankenship	93,800	225,121	16,209	26,712	15,460	55,656
Neil Glass	75,041	180,097	12,967	21,370	6,944	24,998
Mi Hong Yoon	—	—	—	—	—	—
Georgina Sousa (2)	—	—	—	—	—	—
Total Directors	275,132	660,316	48,393	79,752	90,822	326,959

(1) Effective September 30, 2022 Mr Kibsgaard resigned as Director.
(2) Effective March 1, 2022, Ms. Sousa retired as Director and Company Secretary.

Shares granted on March 18, 2021 were in respect of director compensation for the three months ended December 31, 2019 as well as the year ended December 31, 2020. Shares granted on July 14, 2021 were in respect of director compensation for the three months ended March 31, 2021. Shares granted on October 14, 2022 were in respect of directors compensation for the nine months ended December 31, 2021 and nine months ended September 30, 2022. The transfer value of the shares is determined based on the closing price of the Company's share on the Oslo Stock Exchange on the respective dates of issuances. All shares issued were from Treasury shares, for further details refer to Note 28 - Equity of our Audited Consolidated Financial Statements included therein.

See "Item 6.E. Share Ownership" for share compensation paid to executive officers during the year ended December 31, 2022.
C.BOARD PRACTICES
The Company is subject to Bermudian law regarding corporate governance. Our Board currently consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of the interest at a meeting of our directors. Subject to declaring the interest and any further disclosure required by the Companies Acts, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he or she may be interested therein, and if he or she does so, their vote shall be counted and may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.
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

There are no service contracts between the Company and any member of our Board providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.
Independence of directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including this NYSE requirement. As permitted under Bermuda law and our bye-laws, two members of our Board, Mrs. Kate Blankenship and Mr. Neil Glass are independent according to the NYSE’s standards for independence.
Board Committees
We have three board committees, being an audit committee, a nominating and governance committee and a compensation committee.
Audit committee
The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom must be independent. Additionally, at least one member of the audit committee must have accounting or related financial management expertise. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including the requirement to have three members on the audit committee. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation, our audit committee currently consists of two members, Ms. Kate Blankenship and Mr. Neil Glass, who are both independent and who both qualify as an audit committee financial expert ("ACFE") under U.S. securities laws relating to audit committees. Under our audit committee charter, the audit committee is responsible for overseeing the audits of the Company's financial statements, overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors, reviewing, evaluating and advising the Board concerning the adequacy of our accounting systems, internal controls, and compliance with legal and regulatory requirements.
Compensation committee
The NYSE requires, among other things, that a listed U.S. company have a compensation committee composed entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a compensation committee currently consisting of Ms. Kate Blankenship, who is an independent director according to NYSE's standards for independence. The compensation committee is responsible for establishing general compensation guidelines and policies for executive employees. The compensation committee determines the compensation and other terms of employment for executive employees (including salary, bonus, equity participation, benefits and severance terms) and reviews, from time to time, our compensation strategy and compensation levels in order to ensure we are able to attract, retain and motivate executives and other employees. The compensation committee is also responsible for approving any equity incentive plans or arrangements and any guidelines or policies for the grant of equity incentives thereunder to our employees. It oversees and periodically reviews all annual bonuses, long-term incentive plans, stock options, employee pension and welfare benefit plans and also reviews and makes recommendations to the Board regarding the compensation of directors for their services to the Board.
Nominating and governance committee
The NYSE requires, among other things, that a listed U.S. company have a nominating and corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a nominating and corporate governance committee consisting of Mr. Neil Glass who is an independent director according to the NYSE’s standards for independence. The nominating and governance committee is appointed by the Board to assist the Board in (i) identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, (ii) recommending to the Board the director nominees to stand for election at the next general meeting of shareholders, (iii) developing and recommending to the Board a set of corporate governance principles applicable to our directors and employees, (iv) recommending committee structure, operations and reporting obligations to the Board, (v) recommending committee assignments for directors to the Board and (vi) overseeing an annual review of Board performance.

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
D.EMPLOYEES
Employees

The table below presents our employees and contractors by function:

	As at December 31,
	2022	2021	2020
Rig Based	2,236	1,731	1,190
Shore Based	268	195	155
Total	2,504	1,926	1,345

Company Employees	1,504	517	418
Contractors	1,000	1,409	927
Total	2,504	1,926	1,345
These employees and contractors have extensive technical, operational and management experience in the jack-up segment of the shallow-water offshore drilling industry. The increase in the number of employees and contractors in the year ended December 31, 2022 is primarily a result of increased operations in Mexico, Asia and the Middle East regions, which supported the re-activations of warm stacked rigs and the activations of some of our newbuilds. The increase in the split between employees and contractors is due to a shift in our employment strategy to directly hire employees in Mexico.
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
The table below presents our employees and contractors by function as of December 31, 2022:

	Company Employees	Contractors	Total
Rig-based	1,277	959	2,236
Shore-based	227	41	268
Total	1,504	1,000	2,504
We seek to employ national employees and contractors wherever possible in the markets in which our rigs operate. This enables us to strengthen customer and governmental relationships, particularly with NOCs, and results in a more competitive cost base as well as relatively lower employee turnover.
E.SHARE OWNERSHIP
The following table sets forth information as of March 23, 2023 with respect to the beneficial ownership of our common shares, share options and restricted share units ("RSUs") by:
•each of our directors and executive officers; and

•all of our directors and executive officers as a group
The calculations in the table below are based on 228,948,087 common shares outstanding as of March 23, 2023. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Director of Officer	Common Shares Owned(1)	Ownership (%)	Number of Options	Exercise Price ($)	Option Expiry Date	Number of RSUs	RSU Vesting Date
Tor Olav Trøim	15,792,857	6.9%	—	—	—	29,528	September 30, 2023
Kate Blankenship	195,469	*	15,000	35.00	March 11, 2024	29,528	September 30, 2023
Neil Glass	135,596	*	—	—	—	29,528	September 30, 2023
Patrick Schorn	1,100,000	*	1,200,000	2.00	August 12, 2026	N/A	N/A
Patrick Schorn (2)(3)	—	*	333,334	4.00	September 1, 2027	N/A	N/A
Patrick Schorn (2)	—	*	333,333	4.75	September 1, 2027	N/A	N/A
Patrick Schorn (2)	—	*	333,333	5.50	September 1, 2027	N/A	N/A
Magnus Vaaler	75,000	*	35,000	48.70	June 7, 2023	N/A	N/A
Magnus Vaaler	—	*	550,000	2.00	August 12, 2026	N/A	N/A
Magnus Vaaler (2)	—	*	133,334	4.00	September 1, 2027	N/A	N/A
Magnus Vaaler (2)	—	*	133,333	4.75	September 1, 2027	N/A	N/A
Magnus Vaaler (2)	—	*	133,333	5.50	September 1, 2027	N/A	N/A
Total Directors and Officers	17,298,922	7.6%	3,200,000			88,584
(*) Represents ownership of less than 1% of our outstanding shares.
(1) Represents shares beneficially owned by Tor Olav Trøim, including those held by Drew Holdings Limited., Magni Partners (Bermuda) Ltd and their respective subsidiaries and affiliates, as the context may require.

(2) The following options were granted during the year ended December 31, 2022.

(3) In addition to the shares owned and share options granted, Patrick Schorn was awarded 500,000 performance stock units. Please see below for additional disclosures.
Long-term Incentive Program
We have adopted a long-term incentive plan and have authorized the issuance of up to 10,897,000 options pursuant to awards under our long-term incentive program, of which 1,227,000 options remain unallocated for further awards and recruitments. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of any of our subsidiaries are eligible to participate in our long-term incentive plan. The purpose of our long-term incentive program is to align the long-term financial interests of our employees and directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our long-term incentive plan permits the issuance of our shares.
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

Performance Stock Units ('PSU')
On August 11, 2022, Patrick Schorn, the Company's Chief Executive Officer was awarded 500,000 performance stock units that will vest in full on September 1, 2025, subject to the Company’s share price reaching $10.00 per share on 75% of the days in the third quarter of 2025, prior to September 1, 2025 and Patrick Schorn's continued service. The Company's share price on the grant date was $3.96.
Restricted Share Units ('RSU')
On November 18, 2022 the Company issued 29,528 (88,584 in total) RSUs to three of our Directors, Mr. Tor Olav Trøim, Mrs. Kate Blankenship and Mr. Neil Glass, which will vest in full on September 30, 2023 subject to the participants continuing to serve as Director from the grant date to the vesting date.
Treasury shares
During the year ended December 31, 2022 we issued 90,822 of our treasury shares to various of our directors (and one former director) who elected to receive part of their director compensation in the form of shares, see “Item 6.B. Compensation”. We held 315,511 treasury shares as of December 31, 2022, which we may use for issuances under our long-term incentive program and for other purposes including issuance of shares to Directors as part of their annual compensation.
F.DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
Except as specifically noted, the following table sets forth information as of March 23, 2023 with respect to the beneficial ownership of our common shares by each person known to us to own beneficially more than 5% of our total common shares.

	Common Shares (1)
Owner	Number	Percentage
Granular Capital Ltd (2)	27,498,802	12.0%
Allan & Gill Gray Foundation (3)	26,049,425	11.4%
BlackRock, Inc. (4)	16,427,188	7.2%
Tor Olav Trøim (5)	15,792,857	6.9%
The Goldman Sachs Group, Inc. (6)	12,949,184	5.7%
Kistefos AS and related parties (7)	11,764,705	5.1%
(1) The calculations in the table above are based on 228,948,087 common shares outstanding as of March 23, 2023.
(2) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by Granular Capital Ltd on December 27, 2021.
(3) Based solely on information contained in a Schedule 13G filed on February 14, 2023 by Orbis Investment Management Limited ("OIML"). To the best of our knowledge, the Managers are ultimately controlled by the Allan & Gill Gray Foundation, through its ownership or control, as applicable, of OIML.
(4) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by BlackRock, Inc on March 22, 2023.
(5) Represents shares beneficially owned by Tor Olav Trøim, including those held by Drew Holdings Limited, Magni Partners (Bermuda) Ltd and their respective subsidiaries and affiliates, as the context may require. This includes the 14,232,778 shares delivered to DNB Markets under the Share Lending Framework Agreement as described in Item 7B - Related Party Transactions.

(6) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by The Goldman Sachs Group, Inc on March 16, 2023.
(7) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by Kistefos AS on January 20, 2022, December 16, 2022 and June 17, 2022. DNB Banks ASA announced on June 17, 2022 it had acquired and sold the 8,058,824 shares under a forward contract with Kistefos AS with expected delivery under the forward contract on December 16, 2022. On December 16, 2022, Kistefos AS announced it had the extended forward contracts for a total of 10,725,490 shares with the contracts expiring on June 16, 2023. The notification additionally stated that Kistefos AS and related parties owned approximately 11,779,705 shares in the Company. Further on January 20, 2023 Kistefos AS announced it had sold 15,000 shares in the Company; therefore as of March 23, 2023, we believe Kistefos AS and related parties own 11,764,705 shares in the Company.
To our knowledge, as of March 23, 2023, a total of 228,948,087 shares are held by 2 record holders in the United States, including Cede & Co., as nominee for the Depository Trust Company, which indirectly holds our shares on the NYSE and Oslo Børs.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the section entitled “Item 10.B. Our Memorandum of Association and Bye-Laws” for historical changes in our shareholding structure.
B.RELATED PARTY TRANSACTIONS
Related party transactions that we were party to for the years ended December 31, 2022, 2021 and 2020 are described in Note 27 - Related Party Transactions of our Audited Consolidated Financial Statements included herein.
Related Party Transactions as of March 23, 2023
On January 25, 2023 Drew Holdings Limited ("Drew") entered into a Share Lending Framework Agreement ("SLA") with the Company and DNB Markets for the purposes of facilitating investors’ hedging activities in connection with the $250.0 million senior unsecured convertible bonds due in 2028. In order to make the Company's shares available for lending, and only until a certain number of new shares are issued by the Company in connection with such lending arrangement, Drew Holdings Limited made up to 15 million shares available on behalf of the Company to DNB Markets under the SLA to facilitate such lending to the convertible bond investors requiring such hedging activities. As of March 23, 2023, DNB Markets had borrowed 14,232,778 shares from Drew under the SLA.
In January 2023, the Company incurred a cost of $1.25 million payable to Magni Partners under a Call-off Contract to cover direct costs related to one of their employees' assistance in relation with the new Convertible Bond offerings in February 2023.
Other Relationships
Director participation in equity offering
Some directors and executive officers of the Company participated in the equity offering that closed on January 31, 2022 and August 25, 2022 on the same terms as other participants.
The following directors of the Company received shares as compensation for the year ended December 31, 2020 on March 18, 2021, three months ended March 31, 2021 on July 14 2021 and for the nine months ended December 31, 2021 and nine months ended September 30, 2022 on October 14, 2022.

Name of Director	March 18, 2021	July 14, 2021	October 14, 2022
Tor Olav Trøim	75,041	12,967	12,367
Pål Kibsgaard (1)	31,250	6,250	56,051
Kate Blankenship	93,800	16,209	15,460
Neil Glass	75,041	12,967	6,944
Total	275,132	48,393	90,822

(1) Effective September 30, 2022, Mr. Pål Kibsgaard ceased to be a Director.

For more information on shareholdings held by all directors and executive officers of the Company please see the section entitled “Item 6.E. Share Ownership”
C.INTERESTS OF EXPERTS AND COUNSEL
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
ITEM 9. THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS
Our common shares are listed on the Oslo Børs, our principal host market, and on the New York Stock Exchange under the symbol “BORR.”
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
The Bye-Laws of the Company, as amended, are incorporated by reference as Exhibit 1.2 to this annual report.
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
Election, Removal and Remuneration of Directors
The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders. A person holding more than 50% of the voting shares of the company will be able to elect all of the directors, and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Companies Act or the Bye-Laws. Further, our Bye-Laws do not contain any super-

majority voting requirements relating to the appointment or election of directors. The appointment and removal of directors is covered by Bye-Laws 97, 98 and 99.
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
Under our Bye-Laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of four directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of our shareholders. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Our directors are not required to retire because of their age, and the directors are not required to be holders of our shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.
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
We may take advantage of these exemptions until the first day after we cease to qualify as a foreign private issuer. We would cease to be a foreign private issuer if, on the last business day of our second fiscal quarter, more than 50.0% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50.0% of our assets are located in the United States or (iii) our business is administered principally in the United States. As a foreign private issuer, we have taken advantage of certain reduced reporting and other requirements that apply to U.S. "domestic" companies with shares registered with the SEC. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.
Implications of Being an Emerging Growth Company
We are also an “emerging growth company” as defined in the JOBS Act enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
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
We intend to take advantage of the reduced reporting requirements and exemptions to the extent we cease to qualify as a foreign private issuer but remain an emerging growth company. Notwithstanding our status as an emerging growth company, we have not elected to use the extended transition period for complying with any new or revised financial accounting standards and, in accordance with SEC standards applicable to emerging growth companies, such election is irrevocable. For more information, please see the section entitled “Item 3.D. Risk Factors—Risk Factors Related to Applicable Laws and Regulations—As an emerging growth company, we are not currently subject to the requirement of auditor attestation of internal controls and certain disclosure requirements.”
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities under an effective registration statement under the Securities Act, which is December 31, 2024. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our gross revenues for any fiscal year equal or exceed $1.235 billion (as adjusted for inflation under SEC rules from time to time) or we issue more than $1.0 billion of nonconvertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.
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
C.MATERIAL CONTRACTS
For more information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects" and “Item 7. Major Shareholders and Related Party Transactions" as well as "Item 19. Exhibits" of this Annual Report.
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
U.S. Federal Income Tax Considerations
The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares by U.S. Holders (as defined below) that hold our common shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the IRS, administrative pronouncements, court decisions and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS would not take, or a court would not sustain a contrary position.
This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, or investors subject to special tax rules (including, for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, dealers in securities or foreign currency, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders who are not U.S. Holders, U.S. expatriates, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their common shares pursuant to any employee share option or otherwise as compensation, investors that will hold their common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes or investors who have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any U.S.

state or local or non-U.S. tax considerations or any U.S. federal estate, gift tax or alternative minimum tax considerations, or the Medicare tax on net investment income.
U.S. Holders should consult their tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our common shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person under the Code for U.S. federal income tax purposes.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common shares and their partners should consult their tax advisors regarding an investment in our common shares.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distributions received by a U.S. Holder on our common shares will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of such U.S. Holder on the day actually or constructively received. Distributions in excess of our current or accumulated earnings and profits will generally be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our common shares and thereafter generally treated as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay is generally expected to be treated as a “dividend” for U.S. federal income tax purposes.

Individual and other non-corporate U.S. Holders may be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain requirements are met, including that (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or our common shares are treated as readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our common shares are listed on the New York Stock Exchange so our common shares are expected to be readily tradable, although there can be no assurance in this regard.

For foreign tax credit purposes, dividends received on our common shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.
Sale or Other Disposition of our Shares
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such common shares. Any capital gain or loss will be long-term if the U.S. Holder's holding period in respect of such common shares exceeds one year at the time of disposition and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes.

Long-term capital gains of individuals and certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our common shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if, in any taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties and net gains from the disposition of assets that produce such income. However, passive income does not generally include income derived from the performance of services. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly or constructively, at least 25% (by value) of its stock.
Based upon our income and assets, including goodwill and other unbooked intangibles, we believe we were not a PFIC for our most recent taxable year ended December 31, 2022, and we do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. In making this determination, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and because our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. No assurance can be given that the composition of our income or assets will not change in a manner that could make us a PFIC in the future. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
Because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, our goodwill and other unbooked intangibles, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our common shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our common shares, regardless of whether we continue to meet either of the PFIC tests described above.
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules, regardless of whether we remain a PFIC, with respect to any (i) excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the common shares) and (ii) gain realized on the sale or other disposition, including an indirect disposition such as a pledge, of common shares. Under the PFIC rules:
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

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such shares. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in the common shares over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such shares. The U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in the applicable Regulations. For those purposes, our shares are treated as listed on a qualified exchange or other market since their listing on the New York Stock Exchange. We anticipate that our shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns our common shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the U.S. Treasury Department. U.S. Holders should consult their tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Foreign Financial Asset Reporting
A U.S. Holder may be required to report information relating to an interest in our common shares, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the U.S. Holder’s federal income tax return. A U.S. Holder may also be subject to significant penalties if the U.S. Holder is required to report such information and fails to do so. U.S. Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to ownership and disposition of our common shares.
F.DIVIDENDS AND PAYING AGENTS
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.

H.DOCUMENTS ON DISPLAY
We will file reports and other information with the Commission. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with it.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file annual reports on Form 20-F and furnish reports on Form 6-K with the SEC. All information filed and furnished with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.
Our information filed with or furnished to the SEC is available free of charge through our website (www.borrdrilling.com). The information contained on our website is not a part of this annual report.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. While we furnish proxy statements to shareholders in accordance with the applicable rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. Our executive officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Although we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we will furnish holders of our shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. In addition, we are not required to comply with regulation FD, which restricts the selective disclosure of material information. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Operating and Financial Review and Prospects” section for the relevant periods.
I.SUBSIDIARY INFORMATION
Not applicable.
J.ANNUAL REPORT TO SECURITY HOLDERS
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
Interest Rate Risk
Our debt obligations, with the exception of our convertible bonds, are exposed to the impact of interest rate changes as we are required to make interest payments based on LIBOR and SOFR plus associated margins that are specified in each financial arrangement. Significant increases in interest rates could adversely affect our results of operations and cash flow.
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

As of December 31, 2022, the fair value amount of our outstanding debt subject to variable interest rates was $1,287.4 million. Based on this outstanding debt balance, a hypothetical 100 basis point increase in annual LIBOR and SOFR interest rates would increase our annual interest expense by $12.3 million. This analysis is based on the assumption that the increase in the annual LIBOR and SOFR interest rates occur on January 1, 2023 and the outstanding debt amount is constant throughout the year.
For disclosure of the fair value of our debt obligations outstanding as of December 31, 2022, refer to Note 26 - Financial Instruments of our Audited Consolidated Financial Statements included herein.
Foreign Currency Risk
The majority of our transactions are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses incurred associated with our international operations. This risk primarily pertains to our rig operating and maintenance expenses and our general and administrative expenses, which includes transactions denominated in primarily British Pounds, Malaysian Ringgit, Central African CFA Francs, Thai Baht, Euros, Singaporean Dollars, Norwegian Kroner, Saudi Riyal, Mexican Pesos and United Arab Emirates Dirham. We do not have any non-U.S. dollar debt and thus are not exposed to currency risk related to debt.
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
The net foreign currency exchange impact resulting from our international operations has not historically had a material impact on our operating results with a foreign exchange loss of $0.9 million for the year ended December 31, 2022 recognized within "Other financial expenses, net" in our Consolidated Statements of Operations.
For the year ended December 31, 2022, a hypothetical ten percent adverse change in the exchange rates against the U.S. dollar would result in an increase of $15.0 million in our rig operating and maintenance expenses and general and administrative expenses, combined. The sensitivity analysis is based on an average ten percent increase in all foreign exchange currencies applied against the foreign currency transactions for the period thereby assuming foreign exchange rates change in a parallel manner, and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.DEBT SECURITIES

Not applicable.
B.WARRANTS AND RIGHTS

Not applicable.
C.OTHER SECURITIES

Not applicable.
D.AMERICAN DEPOSITORY SHARES

Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13(a)-15(i) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.
Management’s Annual Report on Internal Control over Financial Reporting
Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets, that could have a material effect on the financial statements.
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act.
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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PwC UK and other member firms within the PwC network for the years ended December 31, 2022 and 2021:

	Year ended December 31,
(In millions of $)	2022	2021
Audit fees(1)	1.2	1.2
Audit-related fees(2)	0.5	0.3
Tax fees(3)	0.1	0.1
Total	1.8	1.6
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
(2) Audit-related fees principally consist of fees associated with our January 2022 and August 2022 equity offerings as well as our ATM program.
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

Audit Committee. NYSE listing standards require, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. The Norwegian Code requires that most of the members are independent, that the members of the audit committee shall be elected by and among the members of the board of directors, and further that the board members who also are senior employees are not elected as members. Our audit committee consists of two independent directors, Kate Blankenship and Neil Glass, respectively, which differs from the NYSE listing standards which require a minimum of three members. Our audit committee complies with Rule 10A-3 under the Securities Exchange Act of 1934, and the Norwegian Code.
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
PART III
ITEM 17.    FINANCIAL STATEMENTS

Please see "Item 18. Financial Statements".
ITEM 18.    FINANCIAL STATEMENTS
The following financial statements listed below and set forth on the F-pages filed as part of this Annual Report.

ITEM 19.    EXHIBITS
Index to Exhibits

Exhibit Number	Description of Document

1.1*	Memorandum of Association of Borr Drilling (incorporated by reference from Exhibit 3.1 of the Registration Statement, filed on Form F-1, dated July 10, 2019)

1.2*	Amended and Restated Bye-Laws adopted on September 27, 2019 (incorporated by reference from Exhibit 1.2 of the Company's Annual Report on Form 20-F for the year ended December 31, 2021)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference from Exhibit 2.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2021)

4.1*
Bond Terms for Borr Drilling Limited $350,000,000 3.875% Senior Unsecured Convertible Bonds 2018/2023 (incorporated by reference from Exhibit 10.2 of the Registration Statement, filed on Form F-1, dated July 10, 2019)

4.2#*
Master Agreement dated October 6, 2017 between PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference from Exhibit 10.3 of Amendment No. 1 to the Registration Statement, filed on Form F-1, dated July 23, 2019).

4.3*
Global Amendment Deed dated June 5, 2020 between, among others. PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference from Exhibit 4.5 of the Company's Annual Report on Form 20-F for the year ended December 31, 2019)

4.4#*
Second Global Amendment Deed dated January 28, 2021 between, among others. PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference from Exhibit 4.6 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020)

4.5#*
Third Global Amendment Deed dated October 3, 2022, between, among others, PPL Shipyard Pte Ltd. and Borr Drilling Limited (incorporated by reference from Exhibit 4.12 of the Company’s Form 6-K filed with the SEC on November 17, 2022)

4.6#*
Facility Agreement, dated June 25, 2019, as amended, supplemented and restated on July 8, 2020, and as further amended and restated on October 3, 2002, between funds managed by Hayfin Capital Management LLP, as lenders, and Borr Midgard Assets Ltd., among others (incorporated by reference from Exhibit 4.13 of the Company's Form 6-K filed with the SEC on November 17, 2022)

4.7#*
Equity Distribution Agreement, dated July 6, 2021, between the Company and Clarksons Platou Securities, Inc (incorporated by reference from Exhibit 1.1 of the Company's Form 6-K filed with the SEC on July 6, 2021).

4.8#*
Senior Secured Credit Facility Agreement, dated October 3, 2022, between, among others, Borr Drilling Limited and DNB Bank ASA (incorporated by reference from Exhibit 4.11 of the Company's Form 6-K filed with the SEC on November 17, 2022)

4.9#*
Amended and Restated Framework Deed dated October 4, 2022, between, among others, Borr Drilling Limited, Keppel FELS Limited and Offshore Partners Pte. Ltd (incorporated by reference from Exhibit 4.14 of the Company's Form 6-K filed with the SEC on November 17, 2022)

Exhibit Number	Description of Document
4.10**	Bonds Terms for Borr Drilling Limited $250,000,000 5% Senior Unsecured Convertible Bonds 2023/2028

4.11**	Bond Terms for Borr Drilling Limited $150,000,000 9.5% Senior Secured Bonds 2023/2026

8.1**	List of Subsidiaries of Borr Drilling Limited.

12.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1**	Consent of PricewaterhouseCoopers LLP - Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.
#	Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private of confidential. The omissions have been indicated by Asterisks (“[***]”).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler

Date: March 30, 2023	Title:	Principal Financial Officer

BORR DRILLING LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Borr Drilling Limited,
Opinion on the Financial Statements
We have audited the accompanying Consolidated Balance Sheets of Borr Drilling Limited and its subsidiaries (the “Company”) as of December 31, 2022 and December 31, 2021, and the related Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss, Consolidated Statements of Cash Flows and Consolidated Statements of Changes in Shareholders’ Equity for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses since inception and is dependent on continuing improvement in the market, securing profitable contracts, and obtaining additional financing in order to meet existing capital expenditure commitments and debt obligations expected in the next 12 months that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom

March 30, 2023
We have served as the Company’s auditor since 2019.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In $ millions, except per share data)	Notes	2022	2021	2020
Operating revenues
Dayrate revenue	4	358.7	205.8	265.2
Related party revenue	4,27	85.1	39.5	42.3
Total operating revenues		443.8	245.3	307.5

Gain on disposals	6	4.2	1.2	19.0

Operating expenses
Rig operating and maintenance expenses		(264.9)	(180.5)	(270.4)
Depreciation of non-current assets	16	(116.5)	(119.6)	(117.9)
Impairment of non-current assets	15,16	(131.7)	—	(77.1)
General and administrative expenses		(36.8)	(34.7)	(49.1)
Total operating expenses		(549.9)	(334.8)	(514.5)

Operating loss		(101.9)	(88.3)	(188.0)

Other non-operating income	7	2.0	3.6	—
Income from equity method investments	7	1.2	16.1	9.5

Financial income (expenses), net
Interest income		5.4	—	0.2
Interest expense, net of amounts capitalized	8	(131.3)	(92.9)	(87.4)
Other financial expenses, net	9	(49.8)	(21.8)	(35.7)
Total financial expenses, net		(175.7)	(114.7)	(122.9)

Loss before income taxes		(274.4)	(183.3)	(301.4)

Income tax expense	10	(18.4)	(9.7)	(16.2)
Net loss attributable to shareholders of Borr Drilling Limited		(292.8)	(193.0)	(317.6)

Loss per share
Basic and diluted loss per share	11	(1.64)	(1.43)	(4.22)
Weighted-average shares outstanding	11	178,404,637	134,726,336	75,177,352
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In $ millions)	Notes	2022	2021	2020
Net loss		(292.8)	(193.0)	(317.6)
Other comprehensive income		—	—	—
Total comprehensive loss		(292.8)	(193.0)	(317.6)

Comprehensive loss attributable to:
Shareholders of Borr Drilling Limited		(292.8)	(193.0)	(317.6)
Total comprehensive loss		(292.8)	(193.0)	(317.6)
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2021

(In $ millions, except per share data)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents		108.0	34.9
Restricted cash	12	2.5	3.3
Trade receivables, net	13	43.0	28.5
Prepaid expenses		9.6	6.6
Deferred mobilization and contract preparation cost	5	38.4	17.2
Accrued revenue	5	57.4	20.2
Due from related parties	27	65.6	48.6
Other current assets	14	25.4	16.9
Total current assets		349.9	176.2
Non-current assets
Non-current restricted cash	12	8.0	7.8
Property, plant and equipment		3.9	3.7
Newbuildings	15	3.5	135.5
Jack-up drilling rigs, net	16	2,589.1	2,730.8
Equity method investments	7	20.6	19.4
Other non-current assets	18	26.7	6.9
Total non-current assets		2,651.8	2,904.1
Total assets		3,001.7	3,080.3
Liabilities and equity
Current liabilities
Trade payables		47.7	34.7
Accrued expenses	19	80.8	45.6
Short-term accrued interest and other items		77.7	15.3
Short-term debt	21	445.9	—
Short-term deferred mobilization, demobilization and other revenue	5	57.3	3.9
Other current liabilities	20	36.2	18.4
Total current liabilities		745.6	117.9
Non-current liabilities
Long-term accrued interest and other items		29.7	70.1
Long-term debt	21	1,191.1	1,915.9
Long-term deferred mobilization, demobilization and other revenue	5	68.7	2.5
Other non-current liabilities		14.3	12.7
Onerous contracts	22	54.5	71.3
Total non-current liabilities		1,358.3	2,072.5
Total liabilities		2,103.9	2,190.4
Commitments and contingencies	23
Stockholders’ equity
Share Capital - Common shares of par value $0.10 per share: authorized 255,000,000 (2021: 180,000,000), issued 229,263,598 (2021: 137,218,175) and outstanding 228,948,087 (2021: 136,811,842) shares	28	23.0	13.8
Treasury shares		(9.8)	(13.7)
Additional paid in capital		2,265.6	1,978.0
Accumulated deficit		(1,381.0)	(1,088.2)
Total equity		897.8	889.9
Total liabilities and equity		3,001.7	3,080.3
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In $ millions)	Notes	2022	2021	2020
Cash flows from operating activities
Net loss		(292.8)	(193.0)	(317.6)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Non-cash compensation expense related to stock based and directors' compensation		2.6	0.9	0.7
Depreciation of non-current assets	16	116.5	119.6	117.9
Impairment of non-current assets	16	131.7	—	77.1
Amortization of deferred mobilization and contract preparation costs		36.7	12.6	28.9
Amortization of deferred mobilization, demobilization and other revenue		(22.1)	(5.9)	(15.9)
Gain on disposal of assets and other non-operating income	6,7	(4.2)	(4.8)	(19.0)
Amortization of deferred finance charges		7.9	6.5	5.6
Bank commitment, guarantee and other fees		15.7	—	—
Effective Interest rate adjustments		2.8	3.7	5.0
Unrealized loss on financial instruments	9	—	—	27.4
Income from equity method investments	7	(1.2)	(16.1)	(9.5)
Deferred income tax	10	(2.1)	(0.5)	1.1
Change in assets and liabilities
Amounts due to/from related parties		(17.0)	(13.7)	26.7
Accrued expenses		89.8	10.3	(10.4)
Accrued interest		(35.8)	29.0	41.1
Other current and non-current assets		(139.2)	(24.1)	(19.9)
Other current and non-current liabilities		173.2	16.6	6.0
Net cash provided by/(used in) operating activities		62.5	(58.9)	(54.8)

Cash flows from investing activities
Purchase of plant and equipment		(1.8)	(0.1)	—
Proceeds from sale of fixed assets	6	0.7	2.7	37.7
Purchase of financial instruments and marketable debt securities	9	—	—	(92.5)
Distribution from/(funding provided to) equity method investments	7	—	46.5	(25.5)
Proceeds from disposal of equity method investments	7	—	10.6	—
Proceeds from sale of financial instruments and marketable debt securities	9	—	—	3.0
Additions to newbuildings	15	—	—	(5.0)
Additions to jack-up drilling rigs	16	(81.5)	(18.8)	(37.4)
Net cash (used in)/provided by investing activities		(82.6)	40.9	(119.7)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	28	298.1	44.8	60.2
Repayment of debt	21	(355.5)	—	—
Proceeds from issuance of debt	21	150.0	—	5.0
Net cash provided by financing activities		92.6	44.8	65.2

Net increase (decrease) in cash and cash equivalents and restricted cash		72.5	26.8	(109.3)
Cash and cash equivalents and restricted cash at beginning of the year		46.0	19.2	128.5
Cash and cash equivalents and restricted cash at end of the year		118.5	46.0	19.2

Supplementary disclosure of cash flow information

(In $ millions)	2022	2021	2020
Interest paid, net of capitalized interest	(83.9)	(57.2)	(40.1)
Income taxes (paid) refunded, net	(16.2)	0.8	(8.6)
Issuance of long-term debt as non-cash settlement for newbuild delivery installment	—	—	181.8
Non-cash offset of debt and jack-up rigs	(87.0)	—	—
Non-cash offset of accrued interest and jack-up rigs	(33.0)	—	—
Issuance of debt as non-cash settlement of financing fee	8.2	5.0	—

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(In $ millions)	2022	2021	2020	2019
Cash and cash equivalents	108.0	34.9	19.2	59.1
Restricted cash	2.5	3.3	—	69.4
Non-current restricted cash	8.0	7.8	—	—
Total cash and cash equivalents and restricted cash	118.5	46.0	19.2	128.5
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In $ millions, except share numbers)	Number of outstanding shares	Share Capital	Treasury shares	Additional paid in capital	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at January 1, 2020	55,409,175	5.6	(26.2)	1,891.2	(579.6)	0.2	1,291.2
Issue of common shares	54,020,319	5.4	—	57.4	—	—	62.8
Equity issuance costs	—	—	—	(2.6)	—	—	(2.6)
Stock based compensation	—	—	—	0.7	—	—	0.7
Total comprehensive income/(loss)	—	—	—	—	(317.6)	—	(317.6)
Other, net	—	—	—	0.5	2.0	(0.2)	2.3
Consolidated balance at December 31, 2020	109,429,494	11.0	(26.2)	1,947.2	(895.2)	—	1,036.8
Issue of common shares	27,058,823	2.8	—	43.2	—	—	46.0
Equity issuance costs	—	—	—	(1.2)	—	—	(1.2)
Stock based compensation	323,525	—	12.5	(11.6)	—	—	0.9
Total comprehensive loss	—	—	—	—	(193.0)	—	(193.0)
Other, net	—	—	—	0.4	—	—	0.4
Consolidated balance at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	—	889.9
Issue of common shares	92,046,404	9.2	—	304.6	—	—	313.8
Equity issuance costs	—	—	—	(15.7)	—	—	(15.7)
Shares cancelled	(981)	—	—	—	—	—	—
Stock based compensation	90,822	—	3.9	(1.3)	—	—	2.6
Total comprehensive loss	—	—	—	—	(292.8)	—	(292.8)
Consolidated balance at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	(1,381.0)	—	897.8
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and on the New York Stock Exchange under the ticker “BORR”. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths of approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of December 31, 2022, we had a total of 22 premium jack-up rigs, including one rig which was “warm stacked”, and had agreed to purchase two additional premium jack-up rigs under construction, which are scheduled for delivery in 2025.
As used herein, and unless otherwise required by the context, the terms “Company”, “Borr”, “we,” “Group”, “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Going concern
The consolidated financial statements have been prepared on a going concern basis.

We have incurred significant losses since inception and may be dependent on additional financing in order to meet our existing capital expenditure commitments and our debt obligations expected in the next 12 months.
On December 28, 2021, as contemplated by the agreements in principle with the shipyard creditors, subsequently reflected in executed agreements, outlined below, the Company launched a private placement which closed in January 2022, raising net proceeds of $28.9 million by issuing 13,333,333 shares at a subscription price of $2.25 per share.
On June 27, 2022, we announced that we had entered into a letter of intent ("LOI") for the sale of three newbuilding jack-up rigs for $320.0 million, subject to various conditions. In September 2022, we entered into a sales agreement, giving effect to the previously executed LOI. Upon sale of the first of the three rigs to be sold, proceeds from the sale were used to pay the delivery installments for one of the rigs. The remaining proceeds will be used to pay the delivery installment of the other two rigs and further eliminate the associated activation costs that would have applied in the future.
In August 2022, the Company conducted a public offering raising net proceeds of $260.4 million by issuing 76,363,071 shares at a subscription price of $3.60 per share ("2022 August Equity Offering"). Proceeds from the August Equity Offering were used to consummate the refinancing described below.
In October 2022, we entered into agreements with our shipyard creditors and other secured creditors to refinance our respective debt facilities, extending the debt maturity to 2025. As part of these agreements, we paid the outstanding balance of our Syndicated Facility and New Bridge Facility with proceeds from our new $150.0 million bilateral facility provided by DNB Bank ASA, an existing lender in the previous facilities, and using a portion of the proceeds from our 2022 August Equity Offering.
In addition, we paid down $45.0 million of our Hayfin facility with proceeds from our 2022 August Equity Offering. While there was no refinancing of our facilities with Keppel, our amended agreement with Keppel resulted in the deferral of the delivery dates for two of our newbuild rigs to 2025 and included an agreement for Keppel to cooperate with the sale of the other three newbuild rigs we agreed to purchase and which we subsequently agreed to sell.
On October 13, 2022, we announced that we had entered into an agreement to sell the jack-up rig "Gyme" for $120.0 million. The sale of the rig was pursuant to an undertaking by the Company under its most recent refinancing with PPL Shipyard completed in October 2022. Upon closing of the transaction on November 15, 2022, the proceeds from the sale were applied to all outstanding amounts owed on the rig, and excess amounts were applied to the capitalized interest for the eight other rigs financed by PPL.
In February 2023, we issued $250.0 million senior unsecured convertible bonds due February 8, 2028 and $150.0 million senior secured bonds due February 9, 2026. The proceeds from the unsecured convertible bonds and secured bonds will be used to refinance the outstanding $350.0 million of convertible bonds due May 23, 2023 and for general corporate purposes.

In July 2021, we established an ATM program under which we may offer and sell from time to time up to $40.0 million of our common shares to be listed on the New York Stock Exchange. Since establishment of the ATM program through to December 31, 2022, we have sold 2,350,000 shares, raising $8.8 million in net proceeds under the ATM program.
The sale of shares under our ATM program, the equity raised in December 2021 and August 2022, the extension of the maturities of our secured debt to 2025 and raising of proceeds from the unsecured convertible bonds and secured bonds issued in February 2023 have improved our current liquidity situation. Additionally, the sale of the jack-up rig "Gyme" jack-up rig for $120.0 million with proceeds from the sale being applied to all outstanding amounts owed on the rig, reduced our total outstanding debt and agreement to sell three newbuildings jack-up rigs for $320.0 million with proceeds from the sale to pay the delivery installments of the three newbuildings jack-up rigs and further eliminate the associated activation costs that would apply in the future, have reduced our capital commitments. However, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on profitable contracts, in addition to being able to meet our existing capital expenditure commitments and our debt obligations during 2023. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups or joint ventures in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs and joint ventures, there is no guarantee that any additional financing or sale measures will be concluded successfully.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The audited consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Amounts are presented in United States Dollars (“U.S. dollar or $”) rounded to the nearest million, unless otherwise stated.
On December 14, 2021 the Board of Directors approved a 2-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split, every two shares of the Company’s issued and outstanding common shares, par value $0.05 per share was combined into one issued and outstanding common share, par value $0.10 per share. Unless otherwise indicated, all share and per share data in these Consolidated Audited Financial Statements have been adjusted to give effect of our Reverse Share Split and is approximate due to rounding.
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
The Company recognizes revenues earned under drilling contracts based on variable dayrates, which range from a full operating dayrate to lower rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities performed during the contract. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and may include the blending of rates when a contract has operating dayrates that change over the firm term of the contract. Such dayrate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as the Company performs the services. The Company recognizes reimbursement revenues and the corresponding costs, gross, at a point in time, as the Company provides the customer-requested goods and services, when such reimbursable costs are incurred while performing drilling operations.
Prior to performing drilling operations, the Company may receive pre-operating revenues, on either a fixed lump-sum or variable dayrate basis, for mobilization, contract preparation, customer-requested goods and services or capital upgrades or other upfront payments, which the Company recognizes over time in line with the satisfaction of the performance obligation. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to dayrate revenue as services are rendered over the initial term of the related drilling contract.
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
The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities on uncertain tax positions as per US GAAP, including penalties and interest, if applicable, based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current period, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.
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
Earnings per share
Basic (loss)/earnings per share (“EPS”) is calculated based on the loss for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments which for the Company includes share options, performance stock units, restricted stock units and convertible bonds. The determination of dilutive EPS may require us to make adjustments to net loss and the weighted average shares outstanding used to compute basic EPS unless anti-dilutive.
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
Trade receivables
Trade receivables are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Trade receivables are presented net of allowances for expected credit losses. The allowances for expected credit losses are calculated using a loss rate applied against an aging matrix and is recorded in "Rig operating and maintenance expenses" in the Consolidated Statements of Operations, as and when they occur.
Contract assets and contract liabilities

Contract asset balances consist primarily of accrued revenue relating to work performed in the period, however which is yet to be invoiced. When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivables are recognized. Contract asset balances also include amounts recognized in advance of amounts invoiced due to the blending of rates when a contract has operating dayrates that increase over the firm term of the contract.
Contract liabilities include payments received for mobilization as well as rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract in "Total operating revenues" in the Consolidated Statements of Operations. Contract liabilities also include amounts invoiced in advance of amounts recognized due to the blending of rates when a contract has operating dayrates that increase over the firm term of the contract.

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
Share-based compensation
Our stock-based compensation includes stock options, performance stock units ("PSUs") and restricted stock-units ("RSUs").
The fair value of stock options is estimated using the Black-Scholes Option pricing method, the fair value of the PSUs is estimated using the Monte Carlo option pricing model and the fair value of RSUs is estimated using the fair value of the Company's common stock at grant date.
We expense the fair value of stock-based compensation over the period the stock options, PSUs or RSUs vest. We amortize stock-based compensation awards on a straight-line basis over the period during which the individuals are required to provide service in exchange for the reward-the requisite service (vesting) period. No compensation cost is recognized for stock-based compensation for which the individuals do not render the requisite service. We account for forfeitures as they occur.
Contingencies
We assess our contingencies on an ongoing basis to evaluate the appropriateness of our liabilities and disclosures for such contingencies. We recognize a liability when we believe that a loss is probable and the amount of loss can be reasonably estimated, based upon the information available before the issuance of the financial statements.
Segment reporting
A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker ("CODM") (our Board of Directors), and which are subject to risks and rewards that are different from those of other segments. We have identified two reportable segments: Dayrate and Integrated Well Services ("IWS"). Effective August 4, 2021, we have one reportable segment, Dayrate, following the sale of the Company's 49% interest in each Opex and Akal, representing the Company's disposal of the IWS operating segment (see Note 7 - Equity Method Investments).
Note 3 - Recently Issued Accounting Standards
Adoption of new accounting standards
In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06 Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments clarify the issuer's recognition and measurement considerations resulting from exchanges or modifications to freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payments, it results in an adjustment to EPS/net income (loss). These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.

In July 2021, the FASB issued ASU 2021-05 Leases (Topic 842) - Lessors - Certain leases with Variable Lease Payments. The amendment affects lessors with lease contracts that have variable lease payments that do not depend on a reference index or a rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing leases. The new guidance amends the lease classification requirements where lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if certain criteria are met. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not recognize the underlying asset, and, therefore, does not recognize a selling profit or loss. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendment in this Update requires the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (i) information about the nature of the transactions and the related accounting policy used to account for the transactions, (ii) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item and (iii) significant terms and conditions of the transactions, including commitments and contingencies. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In March 2020, the FASB issued ASU 2020-04 in relation to Reference Rate Reform (Topic 848) providing optional guidance for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if criteria were met. The amendments provided temporary optional expedients and exceptions to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310 Receivables, 470 Debt and 842 Leases. This optional guidance could be applied prospectively from any date from March 12, 2020 and could not be applied to contract modifications that occur after December 31, 2022. In December 2022, the FASB issued ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. These amendments are effective upon issuance of this update. There was no current impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures and we do not currently expect these amendments to have a material impact on our Audited Consolidated Financial Statements and related disclosures in future periods.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The amendments require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments in this Update improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of, and after, a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination.	January 1, 2023	No material impact expected
ASU 2022-01 Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method	The amendments clarify the accounting for, and promote consistency in, the reporting of hedge basis adjustments applicable to both a single hedged layer and multiple hedged layers as follows:
1) An entity is required to maintain basis adjustments in an existing hedge on a closed portfolio basis (that is, not allocated to individual assets).
2) An entity is required to immediately recognize and present the basis adjustment associated with the amount of the de-designated layer that was breached in interest income. In addition, an entity is required to disclose that amount and the circumstances that led to the breach.
3) An entity is required to disclose the total amount of the basis adjustments in existing hedges as a reconciling amount if other areas of GAAP require the disaggregated disclosure of the amortized cost basis of assets included in the closed portfolio.
	4) An entity is prohibited from considering basis adjustments in an existing hedge when determining credit losses.	January 1, 2023	No material impact expected
ASU 2022-02 Financial Instruments—Credit Losses (Topic 326)
The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the Current Expected Credit Losses (CECL) model and enhance the disclosure requirements for loan refinancing and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write offs for financing receivables and net investment in leases by year of origination in the vintage disclosures.
		January 1, 2023	No material impact expected
ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and require the following disclosures for equity securities subject to contractual sale restrictions:
1. The fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet
2. The nature and remaining duration of the restriction(s)
	3. The circumstances that could cause a lapse in the restriction(s).	January 1, 2024	Under evaluation
ASU 2022-04 Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations	The amendments require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs.	January 1, 2023	No material impact expected
The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Audited Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Segments
During the year ended December 31, 2022 we had a single reportable segment: our operations performed under our dayrate model (which includes rig charters and ancillary services). During the year ended December 31, 2021, we had two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the Integrated Well Services ("IWS") model. IWS operations were performed by our joint venture entities Opex and Akal.

On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49% interest in each of Opex and Akal, representing the Company's disposal of the IWS operating segment (see Note 7 - Equity Method Investments).

Our Chief Operating Decision Maker (our Board of Directors) reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flows, by our operating segments.
The following presents information by segment for the year ended December 31, 2022:

(In $ millions)	Dayrate	Reconciling items(2)	Consolidated total
Dayrate revenue	600.0	(241.3)	358.7
Related party revenue	—	85.1	85.1
Gain on disposals	—	4.2	4.2
Rig operating and maintenance expenses	(501.2)	236.3	(264.9)
Depreciation of non-current assets	(114.9)	(1.6)	(116.5)
Impairment of non-current assets	(131.7)	—	(131.7)
General and administrative expenses	—	(36.8)	(36.8)
Income from equity method investments	—	1.2	1.2
Operating (loss)/income including equity method investment	(147.8)	47.1	(100.7)

Total assets	3,287.9	(286.2)	3,001.7
The following presents information by segment for the year ended December 31, 2021:

(In $ millions)	Dayrate	IWS (1)	Reconciling items(2)	Consolidated total
Dayrate revenue	205.8	301.6	(301.6)	205.8
Related party revenue	39.5	—	—	39.5
Intersegment revenue	88.5	—	(88.5)	—
Gain on disposals	—	—	1.2	1.2
Rig operating and maintenance expenses	(339.7)	(186.3)	345.5	(180.5)
Intersegment expenses	—	(88.5)	88.5	—
Depreciation of non-current assets	(117.6)	—	(2.0)	(119.6)
General and administrative expenses	—	—	(34.7)	(34.7)
Income from equity method investments	—	—	16.1	16.1
Operating (loss)/income including equity method investment	(123.5)	26.8	24.5	(72.2)

Total assets	3,277.6	—	(197.3)	3,080.3

The following presents information by segment for the year ended December 31, 2020:

(In $ millions)	Dayrate	IWS	Reconciling items(2)	Consolidated total
Dayrate revenue	265.2	386.2	(386.2)	265.2
Related party revenue	42.3	—	—	42.3
Intersegment revenue	179.6	—	(179.6)	—
Gain on disposals	—	—	19.0	19.0
Rig operating and maintenance expenses	(437.4)	(167.9)	334.9	(270.4)
Intersegment expenses	—	(179.6)	179.6	—
Depreciation of non-current assets	(116.0)	—	(1.9)	(117.9)
Impairment of non-current assets	(77.1)	—	—	(77.1)
General and administrative expenses	—	—	(49.1)	(49.1)
Income from equity method investments	—	—	9.5	9.5
Operating (loss)/income including equity method investment	(143.4)	38.7	(73.8)	(178.5)

Total assets	3,368.3	336.5	(533.7)	3,171.1

(1) Financial information presented for the IWS operating segment covers the period up to disposal, on August 4, 2021.

(2) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income/(loss) and are included in "Reconciling items". The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our Income/(loss) from equity method investments (see Note 7 - Equity Method Investments).
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.

The following presents our revenues by geographic area:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
South East Asia	154.5	99.5	70.6
West Africa	106.9	30.7	108.1
Mexico	95.9	39.5	43.2
Europe	48.8	75.6	52.6
Middle East	37.7	—	33.0
Total	443.8	245.3	307.5

The following presents the net book value of our jack-up rigs by geographic area(1):

	As of December 31,
(In $ millions)	2022	2021
South East Asia	832.5	1,266.7
Mexico	675.5	645.7
West Africa	507.0	568.1
Middle East	481.2	—
Europe	92.9	250.3
Total	2,589.1	2,730.8
(1) The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenue or operating profits generated by such assets during the associated periods.
Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	For the Years Ended December 31,
(In % of operating revenues)	2022	2021	2020
Perfomex	14%	11%	9%
PTT Exploration and Production Public Company Limited	11%	24%	3%
Eni Congo S.A.	10%	—%	—%
CNOOC Petroleum Europe Limited	—%	16%	1%
ExxonMobil	—%	1%	18%
National Drilling Company (ADNOC)	—%	—%	11%
Centrica North Sea Limited (Spirit Energy)	—%	—%	10%
Total	35%	52%	52%
Note 5 - Contracts with Customers
Contract Assets and Liabilities

When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.

Deferred mobilization, demobilization and contract preparation revenue includes revenues received for rig mobilization as well as preparation and upgrade activities, in addition to demobilization revenues expected to be received upon contract commencement and other lump-sum revenues relating to the firm periods of our contracts. These revenues are allocated to the overall performance obligation and recognized on a straight-line basis over the initial term of the contracts.

The following presents our contract assets and liabilities from our contracts with customers:

	As of December 31,
(In $ millions)	2022	2021

Accrued revenue (1)	57.4	20.2
Current contract assets	57.4	20.2

Non-current accrued revenue (2)	3.8	—
Non-current contract assets	3.8	—
Total contract assets	61.2	20.2

Current deferred mobilization, demobilization and contract preparation revenue	(57.3)	(3.9)
Current contract liability	(57.3)	(3.9)

Non-current deferred mobilization, demobilization and contract preparation revenue	(68.7)	(2.5)
Non-current contract liability	(68.7)	(2.5)
Total contract liability	(126.0)	(6.4)
(1) Accrued revenue includes $0.7 million pertaining to the current portion of deferred demobilization revenue, $0.5 million related to the current portion of deferred variable rate revenue and $0.9 million related to the current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts.
(2) Non-current accrued revenue includes $1.5 million pertaining to the non-current portion of deferred demobilization revenue and $2.3 million related to non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts. Non-current accrued revenue is included in "Other non-current assets" in our Consolidated Balance Sheets (see Note 18 - Other Non-Current Assets).
Total movement in our contract assets and contract liabilities balances during the years ended December 31, 2022 and 2021 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2020	20.3	2.6
Performance obligations satisfied during the reporting period	20.2	—
Amortization of revenue	—	(5.9)
Cash received, excluding amounts recognized as revenue	—	9.7
Cash received against the contract asset balance	(20.3)	—
Balance as of December 31, 2021	20.2	6.4
Performance obligations satisfied during the reporting period	55.1	—
Amortization of revenue	—	(22.1)
Unbilled demobilization revenue	2.2	—
Unbilled variable rate revenue	3.9	—
Performance obligations to be satisfied over time	—	2.2
Cash received, excluding amounts recognized as revenue	—	139.5
Cash received against the contract asset balance	(20.2)	—
Balance as of December 31, 2022	61.2	126.0

Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time, under the output method.

	For the years ended December 31,
(In $ millions)	2022	2021	2020
Over time	418.6	234.7	288.8
Point in time	25.2	10.6	18.7
Total	443.8	245.3	307.5

Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows as at December 31, 2022:

	For the years ending December 31,
(In $ millions)	2023	2024	2025	2026 onwards
Dayrate revenue	429.5	185.5	147.3	167.5
Other revenue (1)	52.1	35.0	24.7	15.5
Total	481.6	220.5	172.0	183.0

(1) Other revenue represents lump sum revenue associated with contract preparation and mobilization and is recognized ratably over the firm term of the associated contract in "Dayrate revenue" in the Consolidated Statements of Operations.

Contract Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization period.

	As of December 31,
(In $ millions)	2022	2021
Current deferred mobilization and contract preparation costs	38.4	17.2
Non-current deferred mobilization and contract preparation costs (1)	17.1	4.4
Total deferred mobilization and contract preparation asset	55.5	21.6

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Consolidated Balance Sheets (see Note 18 - Other Non-Current Assets).

For the year ended December 31, 2022, total deferred mobilization and contract preparation costs increased by $33.9 million, as a result of $70.6 million additional deferred contract preparation and mobilization costs of the rigs "Arabia I", "Arabia II", "Prospector 5", "Ran", "Saga", "Idun", "Mist", "Natt", "Gerd" and "Groa", offset by amortization of $36.7 million. For the year ended December 31, 2021, total deferred mobilization and contract preparation costs increased by $15.9 million, as a result of $28.5 million additional deferred contract preparation and mobilization costs of the rigs "Norve", "Idun", "Natt", "Skald", "Groa", "Gerd", "Mist" and "Ran", offset by amortization of $12.6 million.

Note 6 - Gain on Disposals
We recognized the following loss and gains on disposal for the year ended December 31, 2022:

	Year Ended December 31, 2022
(in $ millions)	Net proceeds	Book value on disposal	(Loss)/gain on disposal
Gyme (1)	119.5	119.7	(0.2)
Newbuildings (2)	11.3	7.6	3.7
Rig Related Equipment	0.7	—	0.7
Total	131.5	127.3	4.2
(1) Of the proceeds from the sale of the "Gyme", $87.0 million was used to directly repay the outstanding debt and back-end fee with PPL pertaining to the Gyme, and $33.0 million was used to directly repay accrued interest associated with the "Gyme" and the eight other rigs financed by PPL.
(2) Net proceeds from the sale were used to directly settle certain liabilities and future commitments with Keppel, pertaining to the rig "Tivar" and will be used to settle future commitments with Keppel for the rigs "Huldra" and "Heidrun".
We recognized the following loss and gain on disposal for the year ended December 31, 2021:

	Year Ended December 31, 2021
(in $ millions)	Net proceeds	Book value on disposal	(Loss)/gain on disposal
Balder (3)	4.4	4.5	(0.1)
Rig Related Equipment	1.3	—	1.3
Total	5.7	4.5	1.2

(3) Of the net proceeds received from the sale of the "Balder", $3.0 million was received during the year ended December 31, 2020.
We recognized the following gains and loss on disposal for the year ended December 31, 2020:

	Year ended December 31, 2020
(In $ millions)	Net proceeds	Book value on disposal	Gain/(loss) on disposal
B152	7.9	1.4	6.5
Dhabi II	7.9	1.6	6.3
Atla	10.0	5.0	5.0
MSS1	2.2	2.2	—
Eir	3.0	3.0	—
B391	0.4	0.8	(0.4)
Rig Related Equipment	3.3	1.7	1.6
Total	34.7	15.7	19.0

Note 7 - Equity Method Investments
During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing to 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owned 51% of each of Opex and Akal. In addition, we provided five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, in which we previously held a 49% interest. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical services agreements to Opex and Akal.
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
Prior to August 4, 2021, Opex and Akal contracted technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. The revenue earned was fixed under each of the Pemex contracts, while Opex and Akal managed the drilling services and related costs on a per well basis. Prior to the sale, we were obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholder Agreements. On the date of sale, the outstanding funding provided to such date of $5.4 million was returned.
Effective August 4, 2021, as we hold a 51% equity ownership in Perfomex and Perfomex II, we have assessed whether the increased investments in Perfomex and Perfomex II joint ventures results in the need to consolidate these entities under US GAAP. The significant judgements are whether the joint ventures are variable interest entities (VIEs) and, if so, whether Borr is the primary beneficiary. We concluded that the joint ventures are VIEs; however, we do not have the power to direct the decisions which most significantly impact the economic performance of the joint ventures. As such, we are not considered to be the primary beneficiary of the variable interest entities and we continue to account for our interests in Perfomex and Perfomex II as equity method investments in accordance with ASC 323, Investment - Equity Method and Joint Ventures and record the investments in "Equity method investments" in the Consolidated Balance Sheets.
Effective October 20, 2022, all five jack-up rigs are provided to Perfomex on bareboat charters, thereby consolidating activities into Perfomex, for Perfomex's provision of traditional dayrate drilling and technical services to Opex. Effective from this date, Perfomex II continues to provide technical services to Opex, in addition to rig management services to external parties.
The below tables set forth the summarized results from these entities on a 100% basis for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
In $ millions	Perfomex	Perfomex II
Revenue	157.9	83.4
Operating expenses	(154.6)	(81.7)
Net income (loss)	—	2.4

	Year ended December 31, 2021		Period from January 1, 2021 to August 4, 2021
In $ millions	Perfomex	Perfomex II	Opex	Akal
Revenue	110.1	61.9	199.4	102.2
Operating expenses	(105.0)	(54.2)	(167.7)	(107.1)
Net income (loss)	1.0	5.1	30.9	(1.7)

	Year ended December 31, 2020
In $ millions	Perfomex	Perfomex II	Opex	Akal
Revenue	134.4	45.2	263.8	122.4
Operating expenses	(121.4)	(45.6)	(223.9)	(123.6)
Net income (loss)	11.8	0.2	10.7	(3.4)
Revenue in Opex and Akal is recognized on a percentage of completion basis under the cost input method. The services Opex and Akal deliver to a single customer, Pemex, involve delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex and Perfomex II is recognized on a day rate basis on contracts with Opex, Akal and Pemex, consistent with our historical revenue recognition policies, with day rate accruing each day as the service is performed. We provided rigs and services to Perfomex and Perfomex II for use in their contracts with Opex and Akal, respectively. Effective October 20, 2022, all five of our rigs are provided to Perfomex for use in its contracts with Opex.
As of December 31, 2022, Perfomex and Perfomex II had $113.9 million of receivables from Opex and Akal, of which $105.1 million was outstanding and $8.8 million was unbilled. As of December 31, 2021, Perfomex and Perfomex II had $86.8 million of receivables from Opex and Akal, of which $70.5 million was outstanding and $16.3 million was unbilled.
As of August 4, 2021, Opex and Akal had $237.1 million in receivables from Pemex, of which $113.7 million were outstanding and $123.4 million were unbilled.
Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at December 31, 2022
In $ millions	Perfomex	Perfomex II
Cash	13.2	6.6
Total current assets	198.0	54.8
Total non-current assets	28.6	4.8
Total assets	226.6	59.6
Total current liabilities	191.6	51.6
Total non-current liabilities	20.6	0.5
Equity	14.4	7.5
Total liabilities and equity	226.6	59.6

	As at December 31, 2021
In $ millions	Perfomex	Perfomex II
Cash	9.0	7.2
Total current assets	142.2	48.7
Total non-current assets	4.2	2.1
Total assets	146.4	50.8
Total current liabilities	132.1	45.8
Total non-current liabilities	—	—
Equity	14.3	5.0
Total liabilities and equity	146.4	50.8

The following presents our investments in equity method investments as at December 31, 2022 and December 31, 2021:

In $ millions	Perfomex	Perfomex II	Opex	Akal	Total
Balance as of January 1, 2021	48.0	9.5	5.2	—	62.7
Funding received from shareholder loan (1)	(31.6)	(9.5)	(3.7)	(1.7)	(46.5)
Income / (loss) on a percentage basis	0.5	2.5	14.1	(1.0)	16.1
Cancellation of Opex performance guarantee (2)	—	—	(5.9)	—	(5.9)
Disposal of investment	—	—	(9.7)	2.7	(7.0)
Balance as of December 31, 2021 (2)	16.9	2.5	—	—	19.4
Income on a percentage basis	—	1.2	—	—	1.2
Balance as of December 31, 2022 (2)	16.9	3.7	—	—	20.6
(1) As at December 31, 2022, the "Equity method investments" balance in the Consolidated Balance Sheets includes $9.8 million in funding provided by shareholder loans to Perfomex.
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
Note 8 - Interest expense, net of amounts capitalized
Interest expense, net of amounts capitalized is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Debt interest expense (1)	(125.4)	(92.9)	(87.4)
Loss on debt extinguishment (2)	(7.8)	—	—
Gain on debt extinguishment (3)	1.9	—	—
Total	(131.3)	(92.9)	(87.4)
(1) For the year ended December 31, 2020, debt interest expense includes $5.0 million of capitalized interest.

(2) Relates to the $2.9 million loss associated with the refinancing of the Hayfin Debt Facility (extinguishment accounting treatment) and the $4.9 million loss on the repayment of the Syndicated Senior Secured Credit Facilities and New Bridge Facility, of which DNB Bank was one of the lenders of the syndicate.
(3) Relates to the gain on extinguishment of the debt associated with the jack-up rig "Gyme". Upon sale of the rig, part of the proceeds were used to repay the outstanding amount under its facility, which was financed by PPL.

Note 9 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Yard cost cover expense	(28.2)	(12.8)	(5.3)
Bank commitment, guarantee and other fees (1)	(12.7)	(4.2)	(2.6)
Amortization of deferred finance charges	(7.9)	(6.5)	(5.6)
Foreign exchange (loss) / gain	(0.9)	(2.8)	1.5
Other financial (expenses) / income	(0.1)	4.5	3.7
Loss on forward contracts (2)	—	—	(26.6)
Realized gain on financial instruments (2)	—	—	1.5
Change in fair value of call spreads (3)	—	—	(2.3)
Total	(49.8)	(21.8)	(35.7)

(1) Bank commitment, guarantee and other fees include $10.7 million in financing fees for the year ended December 31, 2022.
(2) Loss on forward contracts of $26.6 million for the year ended December 31, 2020, relates to the forward contract to acquire 4.2 million shares in Valaris plc. During the year ended December 31, 2020, we settled in full our forward position and took delivery of 4.2 million shares in Valaris plc. The total realized loss on expiration of the contracts was $91.0 million. Total cash required to take delivery of the forwards was $92.5 million, of which $91.2 million was held as restricted cash at the time of settlement. Subsequently all shares were sold for total proceeds of $3.0 million, resulting in a gain of $1.5 million.
(3) Change in the fair value of call spreads relates to the call spread on our convertible bonds due in 2023. The fair value is determined using the Black Scholes model for option pricing. There was no change in the fair value of the call spread for the years ended December 31, 2021 and 2022.
Note 10 - Taxation
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
Total pre-tax loss is comprised of the following by jurisdiction:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Bermuda	(44.1)	(68.1)	(76.4)
Foreign	(230.3)	(115.2)	(225.0)
Total	(274.4)	(183.3)	(301.4)
All income tax expense is attributable to foreign jurisdictions and is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Current tax expense	20.5	10.2	15.1
Change in deferred tax	(2.1)	(0.5)	1.1
Total	18.4	9.7	16.2
Our annual effective tax rate for the year ended December 31, 2022 was approximately (6.71%), on a pre-tax loss of $274.4 million. Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax provision/benefit and income/(loss) before taxes. A reconciliation of the Bermuda statutory tax rate to our effective rate is shown below:

	For the Years Ended December 31,
	2022	2021	2020
Bermuda statutory income tax rate	—%	—%	—%
Tax rates which are different from the statutory rate	(7.20)%	(6.64)%	(6.49)%
Adjustment attributable to prior years	0.67%	1.60%	—%
Change in valuation allowance	—%	—%	1.57%
Adjustments to uncertain tax positions	(0.18)%	(0.26)%	(0.45)%
Total	(6.71)%	(5.30)%	(5.37)%
The components of the net deferred taxes are as follows:

	As of December 31,
(In $ millions)	2022	2021
Deferred tax assets
Net operating losses	17.7	13.0
Excess of tax basis over book basis of property, plant and equipment	45.0	53.6
Other	17.9	16.0
Deferred tax asset	80.6	82.6
Less: Valuation allowance	(77.1)	(81.9)
Net deferred tax assets (1)	3.5	0.7
Deferred tax liabilities
Deferred tax liabilities	(0.7)	—
Net deferred tax asset	2.8	0.7
(1) Net deferred tax assets are recognized in "Other non-current assets" in the Consolidated Balance Sheets (see Note 18 - Other Non-Current Assets).
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom ($58.0 million net operating losses at December 31, 2022) and will not expire. A tax rate change from 19% to 25% (from April 2023) was enacted in the UK during 2021. This increased the gross deferred tax asset by $19.0 million in 2021 but had a nil net impact due to an offsetting valuation allowance. We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change.
We conduct business globally and, as a result, we file income tax returns, or are subject to withholding taxes, in various jurisdictions. In the normal course of business we are generally subject to examination by taxation authorities throughout the world, including major jurisdictions in which we operate or used to operate, such as Egypt, The Republic of Congo, Malaysia, the Netherlands, Nigeria, Saudi Arabia, the United Kingdom, Mexico, and Tanzania.
The following is a reconciliation of the liabilities related to our uncertain tax positions:

(In $ millions)	2022	2021
Unrecognized tax benefits, excluding interest and penalties, at January 1,	6.2	6.2
Unrecognized tax benefits, excluding interest and penalties, at December 31,	6.2	6.2
Interest and penalties	5.1	4.6
Unrecognized tax benefits, including interest and penalties, at December 31,	11.3	10.8
The liabilities summarized in the table above are presented within "Other non-current liabilities" in the Consolidated Balance Sheets.

We include, as a component of our income tax provision, potential interest and penalties related to liabilities for our unrecognized tax benefits within our global operations. Interest and penalties resulted in an income tax expense of $0.5 million, $0.4 million and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.
As of December 31, 2022, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $11.3 million, and if recognized, would reduce our income tax provision by $11.3 million. As of December 31, 2021, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $10.8 million, and if recognized, would reduce our income tax provision by $10.8 million. It is reasonably possible that our existing liabilities related to our unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. While the amounts provided are an estimate and subject to revision, we are not aware of any circumstances currently that would result in a material increase to the amounts provided for the risks identified at this time.
Note 11 - Loss per Share
The computation of basic loss per share ("EPS") is based on the weighted average number of shares outstanding during the period.

	For the Years Ended December 31,
	2022	2021	2020
Basic loss per share	(1.64)	(1.43)	(4.22)
Diluted loss per share	(1.64)	(1.43)	(4.22)
Issued shares at the end of the year	229,263,598	137,218,175	110,159,352
Weighted average number of shares outstanding during the year	178,404,637	134,726,336	75,177,352

The following effects of convertible bonds, share options, performance units have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2022, 2021 and 2020 because the effects were anti-dilutive.

	2022	2021	2020
Convertible bonds	5,540,079	5,540,079	5,339,549
Share options	9,445,006	5,670,000	885,000
Performance stock units	500,000	—	—
Restricted share units	88,584	—	—
As of December 31, 2022, the conversion price of our $350 million 3.875% Senior Unsecured Convertible Bonds was $63.5892.
Note 12 - Restricted Cash
Restricted cash is comprised of the following:

	As of December 31,
(In $ millions)	2022	2021
Restricted cash relating to the issuance of guarantees	10.1	10.0
Restricted cash relating to debt financings	—	1.1
Restricted cash relating to others	0.4	—
Total restricted cash	10.5	11.1
Less: amounts included in current restricted cash	(2.5)	(3.3)
Non-current restricted cash	8.0	7.8

Note 13 - Expected Credit Losses
The table below sets forth the allowance for expected credit losses:

(In $ millions)	Trade Receivables	Other Current Assets	Total
Balance as at December 31, 2020	1.2	1.9	3.1
Provision for expected credit losses	0.3	—	0.3
Recoveries collected / reversals of provision	(0.7)	—	(0.7)
Write-off charged against allowance	—	(1.9)	(1.9)
Balance as at December 31, 2021	0.8	—	0.8
Provision for expected credit losses	0.2	—	0.2
Write-off charged against allowance	(0.7)	—	(0.7)
Balance as at December 31, 2022	0.3	—	0.3
New provisions and recoveries of previous provisions are recorded in "Rig operating and maintenance expenses" in the Consolidated Statements of Operations, as and when they occur.
Note 14 - Other Current Assets
Other current assets are comprised of the following:

	As of December 31,
(In $ millions)	2022	2021
VAT and other tax receivables	14.6	8.0
Client rechargeables	4.6	2.6
Corporate income taxes receivables	1.1	—
Right-of-use lease asset (1)	0.5	0.2
Deferred financing fee	—	0.9
Other receivables	4.6	5.2
Total	25.4	16.9

(1) The right-of-use lease asset pertains to our office leases (see Note 17 - Leases).
Note 15 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	For the Years Ended December 31,
(In $ millions)	2022	2021
Balance as of January 1,	135.5	135.5
Disposals	(7.6)	—
Impairment	(124.4)	—
Total newbuildings	3.5	135.5

In the quarter ended June 30, 2022, the Company entered into a letter of intent ("LOI") for the sale of three newbuilding jack-up rigs for $320.0 million, subject to various conditions, including entering into an agreement to give effect to the LOI. As a result of the potential sale of the three newbuilding rigs, we performed an impairment assessment and concluded that, based on management's best estimate as at June 30, 2022 of the most likely outcome, an impairment charge of $124.4 million was required to reflect the difference between the best estimate of the sales amount less costs to sell and the sum of the current capitalized cost and the expected cost to complete (level 3 fair value). In the quarter ended September 30, 2022, we entered into a sales agreement, giving effect to the previously executed LOI. The sales agreement was conditional upon various closing conditions, and upon closing, the final proceeds from the sale would be used to pay the delivery installments of the three newbuilding jack-up rigs. The Company concluded that these assets met the criteria for assets held for sale at September 30, 2022. During the quarter ended

December 31, 2022, the sale of the three rigs was agreed and the Company recognized a gain on sale of $3.7 million (see Note 6 - Gain on Disposals).
The calculation of the impairment charge recognized during the year ended December 31, 2022 is as follows:

(In $ millions)
Three newbuildings considered in the LOI carrying value	132.0
Estimated cost to complete and respective onerous provision, net	312.4
Total	444.4
Potential sale price	320.0
Impairment charge	(124.4)
Carrying Value	7.6

The remaining contracted installments as of December 31, 2022, payable on delivery, for the Keppel newbuilds acquired in 2017 are approximately $294.8 million (approximately $448.2 million as of December 31, 2021). See Note 23 - Commitments and Contingencies.
No rigs were delivered to the Company in either of the years ended December 31, 2022 or 2021.
Note 16 - Jack-Up Rigs, net
Set forth below is the carrying value of our jack-up rigs:

	As of December 31,
(In $ millions)	2022	2021
Opening balance as of January 1,	2,730.8	2,824.6
Additions	100.2	23.8
Depreciation	(114.9)	(117.6)
Disposals	(119.7)	—
Impairment	(7.3)	—
Ending balance as of December 31,	2,589.1	2,730.8

Accumulated depreciation related to jack-up rigs as at December 31, 2022 is $482.6 million (as at December 31, 2021 is $391.1 million).

Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recognized depreciation of $1.6 million for the year ended December 31, 2022 related to property, plant and equipment ($2.0 million in 2021 and $1.9 million in 2020). Accumulated depreciation related to property, plant and equipment as at December 31, 2022 is $5.2 million (as at December 31, 2021 is $6.5 million).

Disposals

During the quarter ended September 30, 2022, the Company concluded that the jack-up rig "Gyme" met the criteria for assets held for sale as at September 30, 2022. During October 2022, the Company entered into an agreement to sell the "Gyme" for $120.0 million, pursuant to an undertaking by the Company under its most recent refinancing with PPL Shipyard which was completed in October 2022. The sale of the "Gyme" was completed during the quarter ended December 31, 2022 and the Company recognized a loss on sale of $0.2 million (see Note 6 - Gain on Disposals). The proceeds from the sale were applied to all outstanding amounts owed on the rig, and excess amounts were applied to accrued interest for the eight other rigs financed by PPL. This disposal was within our dayrate segment.

Impairment
The Company recognized impairment losses for the years ended December 31, 2022, 2021 and 2020, as follows:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Gyme (1)	7.3	—	—
Atla (2)	—	—	30.9
Balder (2	—	—	27.8
MSS1 (3)	—	—	18.4
Total	7.3	—	77.1
(1) During the year ended December 31, 2022, we recognized an impairment loss of $7.3 million for the jack-up rig "Gyme" as the rig was written down to its expected sales value.

(2) During the year ended December 31, 2020, as a result of the coronavirus global pandemic, an indicator of impairment was identified due to the negative impact on the macro-economic environment, which lead to a fall in global oil demand. As such, management performed a fleet wide recoverability assessment which indicated that our estimated undiscounted cash flows for jack-up rigs "Atla" and "Balder" were insufficient to recover the carrying value of the cold stacked rigs. As such, during the year ended December 31, 2020, the Company recognized an impairment loss of $30.9 million relating to "Atla" and $27.0 million relating to "Balder". In addition, a further impairment loss of $0.8 million was recognized for "Balder" when the rig was classified as held for sale, as the estimated net sale price was below its carrying value.
(3) During the year ended December 31, 2020, we recognized an impairment loss of $18.4 million for the semi-submersible "MSS1" as the rig was written down to its expected sales value.
During the year ended December 31, 2022, we considered whether indicators of impairment existed that could suggest that the carrying amounts of our jack-up rigs may not be recoverable as of December 31, 2022. We concluded that impairment triggers existed and performed a recoverability assessment across the consolidated jack-up fleet, however no impairment loss was recognized during the year ended December 31, 2022 (aside from the $7.3 million impairment loss related to the rig "Gyme"), as the estimated undiscounted net cash flows were higher than the carrying amounts of our jack-up rigs. We concluded that a severe, yet plausible scenario, with a 10% decrease in day rates and utilization used when estimating undiscounted cash flows would not result in a shortfall between the undiscounted cash flow and carrying amount for our jack-up drilling rigs.
We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets may not be recoverable.

Note 17 - Leases
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
Supplemental balance sheet information related to leases is as follows:

	As of December 31,
(In $ millions)	2022	2021
Operating leases right-of-use assets	2.2	1.5
Current operating lease liabilities	0.5	0.7
Non-current operating lease liabilities	1.7	1.3

The current portion of the right-of-use assets of $0.5 million are recognized within "Other current assets" (see Note 14 - Other Current Assets) and the non-current portion of the right-of-use assets of $1.7 million are recognized within "Other non-current assets" (see Note 18 - Other Non-Current Assets) in the Consolidated Balance Sheets. The current operating lease liabilities are recognized within "Other current liabilities" (see Note 20 - Other Current Liabilities) and the non-current operating lease liabilities are recognized within "Other liabilities" in the Consolidated Balance Sheets. Our weighted average remaining lease term for our operating leases is 5.0 years. Our weighted-average discount rate applied for the majority of our operating leases is 6.6%.

Components of lease expenses are comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2022	2021
Operating lease expense	7.9	4.1
Short-term operating lease expense	—	—
Total operating lease expense	7.9	4.1
Sublease income	0.3	2.4
Our sublease income relates to our Houston Office lease which ended on March 1, 2022. Of the sublease income recognized during the year ended December 31, 2022, $0.1 million (2021 $0.6 million) was recognized as the amortization against our onerous lease liability and $0.2 million (2021 $1.8 million) derived from subcontracting our Houston office space is recognized in "General and administrative expenses" in our Consolidated Statements of Operations. For the year ended December 31, 2022 and 2021, of the total operating lease expense, $6.2 million and $3.0 million is recognized as "Rig operating and maintenance expenses", respectively and $1.7 million and $1.1 million is recognized as "General and administrative expenses" in the Consolidated Statements of Operations, respectively.
The future minimum leases payments under the Company's non cancellable operating leases as at December 31, 2022 are as follows:

(In $ millions)
2023	0.7
2024	0.7
2025	0.6
2026	0.3
2027	0.3
Thereafter	0.3
Total Minimum Lease Payments	2.9
Less: Imputed interest	(0.7)
Present value of operating liabilities	2.2

Note 18 - Other Non-Current Assets
Other non-current assets are comprised of the following:

	As of December 31,
(In $ millions)	2022	2021
Deferred mobilization and contract preparation costs (1)	17.1	4.4
Deferred tax asset	3.5	0.7
Liquidated damages (2)	2.3	—
Deferred demobilization revenue (3)	1.5	—
Right-of-use lease asset, non-current (4)	1.7	1.3
VAT receivable	0.4	0.4
Prepayments	0.2	0.1
Total	26.7	6.9
(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the jack-up rigs "Saga", "Skald", "Groa", "Arabia I", "Arabia II" and "Prospector 5", which entered into long-term contracts during the year (see Note 5 - Contracts with Customers).
(2) Relates to the non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts, which is amortized over the firm contract terms and recognized as reduction of "Dayrate revenue" in the Consolidated Statements of Operations.
(3) Non-current deferred demobilization revenue relates to demobilization revenue for two of our jack-up rigs, which will be billed upon contract completion.
(4) The right-of-use lease asset pertains to our office leases (see Note 17 - Leases).
Note 19 - Accrued Expenses

	As of December 31,
(In $ millions)	2022	2021
Accrued goods and services received, not invoiced	22.2	7.7
Accrued payroll and bonus	8.6	6.2
Other accrued expenses (1)	50.0	31.7
Total	80.8	45.6

(1) Other accrued expenses includes holding costs, professional fees, management fees and other accrued expenses related to rig operations.
Note 20 - Other Current Liabilities

	As of December 31,
(In $ millions)	2022	2021
VAT payable	22.7	6.6
Other current taxes payable (1)	11.4	4.6
Accrued payroll and severance	0.2	0.7
Operating lease liability, current	0.5	0.7
Corporate income taxes payable	—	4.4
Other current liabilities	1.4	1.4
Total other current liabilities	36.2	18.4
(1) Other current taxes payable includes withholding tax, payroll tax and other indirect tax related liabilities.

Note 21 - Debt

Short-term debt is comprised of the following

	As of December 31,
(In $ millions)	2022	2021
$350m Convertible bonds	350.0	—
PPL Delivery Financing	60.0	—
Hayfin Facility	20.0	—
New DNB Facility	20.0	—
Principal Outstanding	450.0	—
Hayfin Facility Back-End Fee	0.4	—
New DNB Facility Back-End Fee	0.4	—
Deferred finance charges (2)	(4.9)	—
Carrying Value Short-Term Debt (1)	445.9	—
Long-term debt is comprised of the following:

	As of December 31,
(In $ millions)	2022	2021
PPL Delivery Financing	609.6	753.3
Keppel Delivery Financing	259.2	259.2
Hayfin Facility	134.0	197.0
New DNB Facility	130.0	—
Syndicated Senior Secured Credit Facilities	—	272.7
New Bridge Facility	—	30.3
$350 million Convertible Bonds	—	350.0
Principal Outstanding	1,132.8	1,862.5
PPL Delivery Financing Back-End Fee	26.0	29.3
Keppel Delivery Financing Back-End Fee	13.5	13.5
Hayfin Facility Back-End Fee	2.8	—
New DNB Facility Back-End Fee	2.6	—
Effective Interest Rate adjustments on PPL and Keppel Delivery Financing Facilities	19.8	17.1
Deferred finance charges(2)	(6.4)	(6.5)
Carrying Value Long-Term Debt (1)	1,191.1	1,915.9

(1) Carrying amounts in the table above include, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.

(2) As at December 31, 2022, deferred finance charges include the unamortized legal and bank fees associated with the new DNB facility, amended Hayfin Term Loan Facility and $350 million Convertible Bond and the unamortized extension fee associated with the amended PPL Delivery Financing Facility.

The scheduled maturities as of December 31, 2022 of our principal debt are as follows:

(In $ millions)	December 31, 2022
2023	450.0
2024	114.0
2025	846.0
2026	172.8
Thereafter	—
Total	1,582.8

Our Term Loan Credit Facilities

In the second half of 2022, we refinanced our senior secured credit facilities, maturing in 2023 and 2025. Following the successful equity raise of $274.9 million of gross proceeds in August 2022 (the "August 2022 Equity Offering") and the signing and full drawdown of our $150.0 million New DNB Facility, we repaid in full the Syndicated Facility and the New Bridge Facility. Concurrently, we refinanced our shipyard delivery financing arrangement with PPL and our Hayfin Facility to mature in 2025; deferred the delivery dates for our remaining two newbuild jack-up rigs to 2025 and agreed to sell to a third party three newbuild jack-up rigs which the Company previously agreed to purchase from Keppel.

Set forth below is a description of our financing loan facilities.
Hayfin Facility

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

June 2020 Amendments

In June 2020, Hayfin agreed to certain amendments to the facility, including relaxing some restrictions related to transfer of cash within the ring fenced structure and allowing the Company to utilize minimum liquidity equal to three months' interest ($2.4 million at the time) in the Ring Fenced Entities to pay interest under the facility. The restricted cash was originally required to be replenished on January 1, 2021, however following loan agreement amendments in January 2021 this date was amended to October 1, 2021. As at December 31, 2021, we held $1.1 million of restricted cash relating to this facility (see Note 12 - Restricted Cash). In January 2021, this value-to-loan covenant threshold was lowered from 175% to 140%.

January 2021 Amendments

In January 2021, Hayfin agreed to certain amendments to the facility pursuant to which the maturity date of this facility was amended from June 2022 to January 2023. Also included in the January 2021 amendments were purchase options for the benefit of Hayfin, in respect of the “Thor” and “Skald”, unless the rigs were activated by December 31, 2021, in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance the loan and retain the rig within a certain time period. As at December 31, 2021, the "Skald" was activated and operating, and the "Thor" was undergoing activation. In December 2021, the date at which the "Thor" had to complete its activation was amended to February 28, 2022, which was further amended as described below. Also as part of these amendments, limitations were also placed on payments to other creditors, other than certain permitted payments.

March 2022 Consent and Amendment

In March 2022, the Company entered into a “Consent and Amendment letter” with Hayfin whereby Hayfin consented to the Company entering into agreements with the shipyards to defer debt maturities and delivery installments until 2025 and make other amendments to the shipyard facilities, including changing the payments in 2022 and 2023. The Consent and Amendment letter introduced a Financial Covenant related to the Book Equity Ratio of the Company, similar to that of the Syndicated Senior Secured Credit Facilities. Moreover, this Consent and Amendment letter amended the date by which the "Thor" had to complete its activation from February 28, 2022, to March 31, 2022 and subsequently, Hayfin agreed to further extend such date to April 30, 2022, by which date the activation was completed and "Thor" entered into operations on July 15, 2022.

October 2022 Amendment

In October 2022, Hayfin agreed to certain amendments to the facility pursuant to which the maturity date of this facility was extended from January 2023 to January 2025 subject to an extension fee and a $45.0 million repayment in the fourth quarter of 2022, of which $30.0 million was paid in October 2022, using proceeds from the August 2022 Equity Offering and $15.0 million was paid in December 2022.

Principal repayments of $20.0 million are due in 2023 and $30.0 million are due in 2024, in quarterly installments. The facility bears interest at SOFR plus a margin and includes an exit/repayment fee. In addition, our Hayfin facility contains a “most favored nation” clause which provides that our financial covenants shall be amended to reflect any more lender-favorable covenants that we agree in any other loan agreement as well as a clause that restricts certain amendments to other secured debt facilities including amendments that would increase principal amount, payments or margins or bring forward payment dates. The Hayfin Facility includes financial covenants in respect of minimum Group Cash and minimum book equity ratio at the same level as the DNB Facility (as described below).

As of December 31, 2022, jack-up rigs “Saga”, “Skald” and “Thor” were pledged as collateral for the Hayfin Loan Facility. Total book value of the encumbered rigs was $383.6 million as of December 31, 2022.

As of December 31, 2022, the facility was fully drawn and we had $154.0 million outstanding under our Hayfin Facility, which included a deferred amendment fee of $2.0 million.
As at December 31, 2022, the Company was in compliance with the requirements of its covenants under the Hayfin facility.
New DNB Facility

In October 2022, we entered into a new $150.0 million secured loan facility which matures in October 2025. The proceeds of this facility were used, together with a portion of the proceeds of our August 2022 Equity Offering, to repay our previous Syndicated Facility and New Bridge Facility under which we had an aggregate of $310.5 million principal outstanding as of September 30, 2022.

Our obligations under this new facility are secured by pledges of five jack-up rigs (“Idun”, “Norve”, “Prospector 1”, “Prospector 5” and “Mist”) and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries which provide this security as owners of the pledged rigs and general assignments of rig insurances, certain rig earnings, charters, intra-group loans and management agreements from our related rig-owning subsidiaries. The pledged rigs constitute five of the eight rigs which had secured our previous Syndicated Facility and New Bridge Facility.

The New DNB Facility has quarterly repayments of $5.0 million and bears interest at three month compounded SOFR plus a margin. The facility also includes an exit/repayment fee.

The New DNB Facility agreement contains various restrictions, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; restrictions on dividends and investments and repurchases of our shares, restrictions on providing financial support, restrictions on disposals of assets, a negative pledge over certain assets and restrictions on new secured debt (subject to exceptions, including a basket for up to $150.0 million of new secured financing secured by our three unencumbered rigs).

Furthermore, a change of control event occurs if any person other than Mr. Tor Olav Trøim or persons collaborating or acting in concert with him obtain more than 30% of the voting power in the Company or control the appointment of the board, unless such new controlling shareholders are acceptable to all the lenders. Our New DNB Facility agreement contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the New DNB Facility agreement or security documents or jeopardize the security provided thereunder. In addition, our New DNB Facility contains a “most favored nation” clause which provides that our financial covenants shall be amended to reflect any more lender favorable covenants that we agree in any other loan agreement as well as a clause that restricts certain amendments to other secured debt facilities including amendments that would increase principal amount, payments or margins or bring forward payment dates. There are also limitations on payments to other creditors, other than certain permitted payments.

The New DNB Facility includes certain financial covenants, including a requirement that we maintain: (i) through December 31, 2023, minimum “Parent Cash” (cash held by Borr Drilling Ltd or a subsidiary and which can be paid to Borr Drilling Ltd without restriction, including upon an event of default) of not less than $10 million and minimum “Group Cash” (cash held by any member of the Borr group excluding cash in pledged bank accounts which cannot be freely transferred to Borr Drilling Ltd prior to an event of default) of not less than $15 million, in each case through December 31, 2023; from January 1 to December 31, 2024, minimum Parent Cash of not less than $50 million and from January 1 to October 5, 2025, minimum Parent Cash of not less than $75 million; (ii) a minimum book equity ratio until December 31, 2023, equal to or higher than 20%; from January 1 to December 31 2024, equal to or higher than 25% and from January 1, 2025 to maturity, equal to or higher than 35%; (iii) a positive working capital balance; and (iv) aggregate market value of the pledged rigs of at least 175% of the amount of loans outstanding under the facility.
As at December 31, 2022, the Company was in compliance with the requirements of its covenants under the DNB facility.

As of December 31, 2022, “Mist”, "Idun", "Prospector 1", "Prospector 5" and "Norve" were pledged as collateral for the DNB Facility. Total book value of the encumbered rig was $443.6 million as of December 31, 2022.

As of December 31, 2022, the facility was fully drawn and we had $150.0 million outstanding under our $150 million New DNB Facility due in 2025.
Convertible Bonds
Convertible Bonds due 2023

In May 2018, we raised $350.0 million through the issuance of convertible bonds, which mature in May 2023. As at December 31, 2022, the conversion price was $63.5892 per share, with the full amount of the convertible bonds convertible into a total of 5,504,079 shares. The convertible bonds have a coupon of 3.875% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on our ability and the ability of our subsidiaries to incur secured capital markets indebtedness, subject to exceptions. The Company entered into Call Spreads to mitigate potential effects of a conversion (see Note 9 - Other Financial Expenses, net).

As of December 31, 2022, we were in compliance with the covenants and our obligations under our convertible bonds. We have deposited with the trustee for these bonds the full amount to be repaid at maturity which we raised with the proceeds of the unsecured convertible bonds due in 2028 and the senior secured bonds due in 2026.

Unsecured Convertible Bonds due 2028

In February 2023, we raised $250.0 million through the issuance of new unsecured convertible bonds, which mature in February 2028, the proceeds of which will be used to refinance our Convertible Bonds due in May 2023 and following the redemption and cancellation in full of these bonds for general corporate purposes. The proceeds from the issuance will be held in an escrow account and the release to the Company is subject to certain conditions, including, among others, evidence that the Company has received or will receive the net proceeds of a new senior secured bonds with proceeds of at least $100 million, execution of all related finance documents, and confirmation that the applicable prospectus requirement (EU prospectus regulation) concerning the issuance of the unsecured convertible bonds have been fulfilled. The initial conversion price is $7.3471 per share, with the full amount of the convertible bonds convertible into 34,027,031 shares. The convertible bonds have a coupon of 5% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on disposal of assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.

Secured Bonds

Senior Secured Bonds due 2026

In February 2023, we raised $150.0 million through the issuance of senior secured bonds, which mature in February 2026, the proceeds of which will be used (i) first, to repay the remaining parts of our Convertible Bonds due in May 2023 not repaid by the funds of the Unsecured Convertible Bonds due 2028, and (ii) second, for general corporate purposes. The proceeds from the issuance are held in an escrow account and the release to the Company is subject to similar conditions as the ones applicable to Unsecured Convertible Bonds due 2028 described above. The senior secured bonds have a coupon of 9.50% per annum payable semi-annually in arrears in equal installments, and secured by, among other assets, first priority mortgages over the jack-up rigs “Frigg”, “Odin” and “Ran”.

The terms and conditions governing our senior secured bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; restrictions on dividends and investments and repurchases of our shares, restrictions on providing financial support, restrictions on disposals of assets, a negative pledge over certain assets and restrictions on new secured debt, to carry out any merger or corporate reorganization, subject to exceptions.

Furthermore, a change of control event occurs if any person, obtains a majority of the voting rights in the Company or the right to elect or remove a majority of the board, upon which each bondholder will have the right to require that the Company purchases all or some of the bonds held by that bondholder at a price equal to 101.00% of the nominal amount. Further, the terms and conditions governing our senior secured bonds contain customary events of default and the corresponding acceleration of the bonds, which include, among others, non-payment, cross default, breach of covenants, misrepresentation, insolvency, any expropriation, sequestration or execution of any assets having an aggregate value exceeding $10 million .

The terms and conditions governing our senior secured bonds includes certain financial covenants, including a requirement that we maintain: (i) a minimum equity ratio until December 31, 2023, equal to or higher than 20% and from January 1 2024 and thereafter equal to or higher than 25%; (ii) a minimum liquidity until December 31, 2023 equal to or higher than $15 million and from January 1, 2024 and thereafter equal to or higher than $50 million; and (iii) positive working capital.
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

The PPL Financing for each PPL Rig is an interest-bearing secured seller's credit, with the borrower being either a rig owner in which case its obligations are guaranteed by the Company, or the borrower being the Company, with the rig owner as guarantor and provider of security in its assets. Each seller’s credit originally matured on the date falling 60 months from the delivery date of the respective PPL Rig, however in January 2021, amendments were made to amend maturity dates for the loans to May 2023. The PPL Financing bears interest at three-month USD LIBOR plus a variable marginal rate.

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

January 2021 Amendments

In January 2021, further amendments were made to the terms of various of the covenants, and repayment dates were amended to occur in May 2023. Accrued interest payments were amended to March 2023, however an interim payment schedule was introduced requiring a total of $6 million and $12 million to be paid in 2021 and 2022, respectively. Minimum liquidity covenant levels were also amended to: $5 million until December 31, 2021; $10 million from and including January 1, 2022 to and including June 30, 2022; $15 million from and including July 1, 2022. Value to loan covenants were also amended, requiring additional security in the event that the value of any rigs fall below $70 million in 2021, $75 million in 2022 or $80 million thereafter. Limitations were also placed on payments to other creditors, other than certain permitted payments.

October 2022 Amendments

We amended the terms of this agreement in October 2022, which included (i) refinancing the maturities from 2023 to 2025, (ii) revised payments of capitalized interest in 2022 of $37.9 million (of which $13.9 million was paid on completion in October 2022, and $24.0 million was paid in December 2022), payments in March 2023 of $20.0 million to be applied to repay a portion of capitalized interest and quarterly repayments of the remaining capitalized interest outstanding as of March 2023, with 50% payable in the last three quarters of 2023 and 50% payable quarterly in 2024, (iii) payment of an extension fee of $7.5 million which was paid in August 2022, (iv) repayment of principal of $60 million in 2023 and $64.0 million in 2024, (v) applying 20% of future equity offerings to pay down this facility, to be applied first to accrued interest, and (vi) the sale by November 15, 2022 of the rig “Gyme”.

On November 15, 2022, we completed the sale of “Gyme” for $120.0 million. The net proceeds from the sale were applied to repay principal, back-end fee and accrued interest for the rig, and any excess amounts received by PPL were applied to the capitalized interest for the eight other rigs which are financed by PPL. Prior to the sale of "Gyme", these facilities were secured by nine rigs, following such sale the facilities are secured by eight rigs.

As of December 31, 2022, "Galar", "Gerd", "Gersemi", "Grid", "Gunnlod", "Groa", "Natt" and "Njord" were pledged as collateral for the PPL financing. Total book value for the encumbered rigs was $1,084.0 million as of December 31, 2022.

As of December 31, 2022, we had $669.6 million principal amount of debt (2021: $753.3 million) outstanding under the PPL Financing and were in compliance with the covenants and our obligations under the PPL Financing agreements.
Keppel Newbuild Financing

Original Agreement

In May 2018, we agreed to acquire five premium KFELS B class jack-up rigs, three completed and two under construction from Keppel (the “Keppel H-Rigs”). As of December 31, 2021, two Keppel H-Rigs ("Huldra" and "Heidrun") remained to be delivered. In connection with delivery of the Keppel H-Rigs, Keppel had agreed to extend delivery financing for a portion of the purchase price equal to $90.9 million (to be referred to as the "H-Rig Financing"). Separately from the H-Rigs Financing described below, we may exercise an option to accept delivery financing from Keppel with respect to two ("Vale" and "Var") of the three additional newbuild jack-up rigs, acquired in connection with the Transocean Transaction. We will, prior to delivery of each jack-up rig from Keppel, consider available alternatives to such financing.

The H-Rig Keppel Financing for each Keppel H-Rig is an interest-bearing secured facility from the lender thereunder (an affiliate of Keppel), guaranteed by the Company which will be made available on delivery of each rig. Maturity dates were initially 60 months from the delivery date of each respective Keppel H-Rig, however in January 2021, amendments were made to extend maturity dates for the loans by one year, and for interest payment dates to be deferred by one year.

The first interest payment of the H-Rig loans were originally due to be accrued and paid on the date falling on the third anniversary of each loan, and thereafter to be paid in quarterly payments until repayment. In January 2021, amendments were made to the interest for the fourth year to be paid on the fourth anniversary of each loan.

The H-Rig Financing for each respective Keppel Rig will be secured by a mortgage on such Keppel Rig, assignments of earnings and insurances and a charge over the shares of the rig-owning subsidiary which holds each such Keppel Rig. The H-Rig Financing agreements also contain a loan to value clause requiring that the market value of our rigs shall be at least 130% of the loan and also contains various covenants, including, among others, restrictions on incurring additional indebtedness. Each Keppel Financing agreement also contains events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Keppel Financing agreements or security documents, or jeopardize the security.

As of December 31, 2022, Arabia I (formerly Heimdal), Arabia II (formerly Hermod) and Hild were pledged as collateral for the Keppel financing. Total book value for the encumbered rigs was $484.5 million as of December 31, 2022.

As of December 31, 2022, we had $259.2 million (2021: $259.2 million) in Keppel principal Financing outstanding and were in compliance with our covenants and obligations under the Keppel Financing agreements.

Undelivered Keppel Newbuild Financing

June 2020 Amendments

In June 2020, we agreed to defer the delivery of two of the Keppel Rigs ("Huldra" and "Heidrun") to the third quarter of 2022 and three of the newbuild jack-up rigs acquired in connection with the Transocean Transaction to June 30, 2022 ("Tivar") and the third quarter of 2022 ("Vale" and "Var"). We also agreed to pay certain holding and other costs for each of the five rigs in respect of the period from the original delivery dates to the revised delivery dates.

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

Sale of "Tivar", "Huldra" and "Heidrun"

In June 2022, we entered into an agreement to sell the three newbuild rigs “Tivar”, “Huldra” and “Heidrun”, all under construction at Keppel FELS shipyard for a total consideration of $320 million, which will be used to pay the delivery installments of the rigs. Following the agreement to sell the rigs, the Company will not utilize the loan facility committed for "Huldra" and "Heidrun".

October 2022 Amendments

We had agreements to purchase five rigs from Keppel on various dates in 2023 for a total remaining purchase price of $624.0 million, plus costs accrued for deferring delivery dates of the rigs. In October 2022, we amended these agreements to provide for the sale of three rigs under construction to a third party for total consideration of $320.0 million under a separate agreement with a third party buyer to be negotiated and documented separately, to be used to pay the delivery installments of the three rigs. Under the terms of the amendment, the delivery dates for the three rigs to be sold was the fourth quarter of 2022, May 2023, and July 2023, for “Tivar”, “Huldra” and “Heidrun” respectively. The Company has agreed to pay $32.6 million to Keppel to be equally split per rig and paid on the delivery date for each rig in addition to the $320 million sale price to be paid by the third party buyers, which represents the balancing amounts of the Company's commitment to Keppel for the three rigs. “Tivar” was delivered to the third party buyer in the fourth quarter of 2022 and the Company paid $10.9 million to Keppel as part of the delivery of the rig, which was one third of the $32.6 million that was agreed to be paid.

The amendment to the Keppel agreement provides for the Company to purchase the other two undelivered rigs from Keppel in July 2025 (for “Vale”) and September 2025 (for “Var”) for an aggregate purchase price of $147.4 million per rig, of which Keppel has committed to finance $130 million for each rig, with a four year maturity, with repayments beginning on the third year of the loan until maturity. In addition, the Company is liable to pay the cost for deferral of delivery of these two rigs at 7.5% per annum to be paid 50% in 2023 and 50% in 2024.
Interest

The average interest rate for our interest-bearing debt (excluding our convertible bonds) was 7.32% for the year ended December 31, 2022 (2021: 4.85%). The average margin of our interest-bearing Financing Arrangements is calculated as the weighted average of the forecasted outstanding loan balance and margin, and excludes our convertible bonds.
Note 22 - Onerous Contracts
Onerous contracts are comprised of the following:

	As of December 31,
(In $ millions)	2022	2021
Onerous rig contract "Tivar"	—	16.8
Onerous rig contract "Vale"	26.9	26.9
Onerous rig contract "Var"	27.6	27.6
Total	54.5	71.3
Onerous contracts relate to the estimated excess of remaining shipyard installments to be made to Keppel FELS over the fair value estimate for the jack-up drilling rigs "Tivar", "Vale" and "Var".
During the quarter ended December 31, 2022, the Company entered into a sales agreement relating to three newbuild jack-up rigs, of which one was the jack-up rig "Tivar". Upon sale of the "Tivar" in the fourth quarter of 2022, the corresponding onerous liability was de-recognized.
Note 23 - Commitments and Contingencies
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
Of the five newbuildings acquired in connection with the Transocean Transaction, as of December 31, 2022 two rigs have been delivered ("Saga", "Skald") in 2018, one was sold ("Tivar") in 2022 and two remain under construction ("Vale" and "Var"). We have an option to accept delivery financing from Keppel with respect to “Vale” and “Var”. In June 2020, we agreed to defer the delivery for these two rigs to the third quarter of 2022. In January 2021, we agreed to further defer delivery dates to the third quarter of 2023 and in October 2022, we agreed to defer delivery to the second and third quarter of 2025. The remaining contracted installments for these two rigs under construction, payable on delivery are approximately $294.8 million as of December 31, 2022 ($448.2 million as of December 31, 2021 for three rigs under construction).
Acquisition of Keppel Rigs
In May 2018, the Company signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. In October 2019, January 2020 and April 2020 we took delivery of the new jack-up rigs “Hermod”, "Heimdal" and "Hild", respectively. In 2022 the delivery dates of the two remaining rigs were amended to 2023 and subsequently, the rigs "Huldra" and "Heidrun" were sold. The remaining contracted installments for these two rigs under construction, payable on delivery are nil as of December 31, 2022 ($172.8 million as of December 31, 2021).

The Company has the following delivery installment commitments:

	As at December 31, 2022		As at December 31, 2021
(In $ millions)	Delivery installment	Back-end fee	Delivery installment	Back-end fee
Delivery installments for jack-up drilling rigs	294.8	—	621.0	9.0
The following table sets forth when our delivery installment commitments fall due as of December 31, 2022:

(In $ millions)	Less than 1 year	1-3 years	Total
Delivery installments for jack-up rigs	—	294.8	294.8
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	As of December 31,
(In $ millions)	2022	2021
Surety bonds, bank guarantees and performance bonds(1)	9.7	20.8
Total	9.7	20.8
(1) At December 31, 2022 and December 31, 2021, bank guarantees of $10.1 million and $10.0 million, respectively, are supported by restricted cash (see Note 12 - Restricted Cash).
As of December 31, 2022, the expiry dates of these obligations are as follows:

(In $ millions)	Less than 1 year	1-3 years	Total
Surety bonds, bank guarantees and performance bonds	2.0	7.7	9.7
Total	2.0	7.7	9.7
Assets pledged as collateral

	As of December 31,
(In $ millions)	2022	2021
Book value of jackup rigs pledged as collateral for long-term debt facilities	2,396.2	2,730.8
Note 24 - Share Based Compensation
Share Options
We have adopted a long-term Share Option Scheme ("Borr Scheme"). The Borr Scheme permits the board of directors, at its discretion, to grant options and to acquire shares in the Company, to employees, non-employees and directors of the Company or its subsidiaries. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five-year terms and vest equally over a period of 18 months to four years. The total number of shares authorized by the Board to be issued under the scheme is 10,897,000.
Share-based payment charges for the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Share-based payment charge	2.1	0.1	0.7

Details regarding share option issuances for the year ended December 31, 2022 and 2021 are as follows:

Grant Date	Number of Share Options Issued	Exercise Price	Share Price Grant Date
September 2022	1,333,334	4.00	3.96
September 2022	1,333,333	4.75	3.96
September 2022	1,333,333	5.50	3.96
August 2021	5,150,000	2.00	1.40
No share options were granted in the year ended December 31, 2020.
The fair values of the options issued in 2022 and 2021 were calculated at $8.0 million and $2.6 million, respectively, and are recognized as "General and administrative expenses" or "Rig operating and maintenance expenses" based on the employee's profit center in the Consolidated Statements of Operations over the vesting period. No share options were granted in the year ended December 31, 2020.
The table below sets forth the number of share options and weighted average fair value price for the years ended December 31, 2022 and 2021:

	2022		2021
	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)
Outstanding at January 1	5,670,000	0.64	885,000	1.91
Granted during the year	4,000,000	2.00	5,150,000	0.51
Forfeited during the year	(11,250)	2.68	(105,500)	1.24
Expired during the year	(213,744)	1.78	(259,500)	3.19
Outstanding at December 31	9,445,006	1.19	5,670,000	0.64
The fair value of equity settled options are measured at grant date using the Black Scholes option pricing model using the following inputs:

	2022	2021
Expected future volatility	76%	57%
Expected dividend rate	—%	—%
Risk-free rate	3.4% to 3.5%	0.5% to 0.8%
Expected life after vesting	3.5 years	2 years
The volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the Oslo Stock Exchange, (ii) peer group volatility and (iii) Oslo Energy sector index volatility.

The table below sets forth the number of share options granted and weighted average exercise price during the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020
	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)
Outstanding at January 1	5,670,000	5.66	885,000	41.86	1,178,750	41.84
Granted during the year	4,000,000	4.75	5,150,000	2.00	—	—
Forfeited during the year	(11,250)	48.70	(105,500)	46.42	(293,750)	41.78
Expired during the year	(213,744)	38.47	(259,500)	40.64	—	—
Outstanding at December 31	9,445,006	4.48	5,670,000	5.66	885,000	41.86
Exercisable at December 31	271,250	45.00	411,244	41.75	572,000	40.54
Weighted average remaining life for the vested options as at December 31, 2022, 2021 and 2020 were 0.71 years, 1.19 years and 2.01 years respectively.
Performance Stock Units
Pursuant to the Long Term Incentive Plan ("LTIP"), we granted 500,000 Performance Stock Units ("PSUs") to our Chief Executive Officer during the year ended December 31, 2022. The PSUs will vest in full on September 1, 2025 depending on certain performance criteria linked to the closing share price. Pay out of the award is subject to reaching $10.00 per share on 75% of the days in the third quarter of 2025, prior to September 1, 2025.
PSUs expense for the year ended December 31, 2022 was $0.1 million.
The table below sets forth the number of PSUs and weighted average fair value price for the year ended December 31, 2022:

	Number	Weighted Avg. Fair Value Price (in $)
Non-vested at January 1, 2022	—	—
Granted during the year	500,000	2.02
Forfeited during the year	—	—
Expired during the year	—	—
Non-vested at December 31, 2022	500,000	2.02
No PSUs were granted during the years ended December 31, 2021 and 2020.
The fair value of the PSUs issued in 2022 was calculated at $1.0 million and is recognized in "General and administrative expenses" in the Consolidated Statements of Operations over the vesting period.
The fair value of PSUs is measured at grant date using the Monte Carlo simulation model using the following inputs:

2022
Expected future volatility	81%
Share price at valuation date	$3.96
Expected dividend rate	—%
Risk-free rate	3.54%
The volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the New York Stock Exchange, (ii) peer group volatility and (iii) Oslo Energy sector index volatility.

Restricted Stock Units
We granted 88,584 Restricted Stock Units ("RSUs") to our directors during the year ended December 31, 2022. The RSUs will vest in full on September 30, 2023 and are conditional on recipients continuing to serve as a director at the date of vesting.
RSUs expense for the year ended December 31, 2022 was $0.1 million.
The table below sets forth the number of RSUs and weighted average fair value price for the year ended December 31, 2022:

	Number	Weighted Avg. Fair Value Price (in $)
Non-vested at January 1, 2022	—	—
Granted during the year	88,584	5.08
Forfeited during the year	—	—
Expired during the year	—	—
Non-vested at December 31, 2022	88,584	5.08
No RSUs were granted during the years ended December 31, 2021 and 2020.
The fair value of the RSUs issued in 2022 was calculated at $0.5 million and is recognized in "General and administrative expenses" in the Consolidated Statements of Operations over the vesting period.
The fair value of the RSUs is estimated using the closing market price of our stock at grant date.
Note 25 - Pensions
Defined Benefit Plans
As part of the Paragon acquisition, on March 29, 2018, the Company acquired two defined benefit pension plans.
As of December 31, 2022, the Company sponsored two non-U.S. noncontributory defined benefit pension plans, the Paragon Offshore Enterprise Ltd and the Paragon Offshore Nederland B.V. pension plans, which cover certain Europe-based salaried employees. As of January 1, 2017, all active employees under the defined benefit pension plans were transferred to a defined contribution pension plan related to their future service. The accrued benefits under the defined benefit plans were frozen and all employees became deferred members.
As of December 31, 2022, assets of the Paragon Offshore Enterprise Ltd and Paragon Offshore Nederland B.V. pension plans were invested in instruments that are similar in form to a guaranteed insurance contract. The plan assets are based on surrender values, and represent the present value of the insured benefits. Surrender values are calculated based on the Dutch Central Bank interest curve. This yield curve is based on inter-bank swap rates. There are no observable market values for the assets (Level 3); however, the amounts listed as plan assets were materially similar to the anticipated benefit obligations under the plans.
As of December 31, 2022, our pension obligations represented an aggregate liability of $106.9 million and an aggregate asset of $106.9 million, representing the funded status of the plans. In the year ended December 31, 2022, aggregate periodic benefit costs showed an interest cost of $0.7 million and an expected negative return on plan assets of $0.7 million. Our defined benefit pension plans are recorded at fair value.

A reconciliation of the changes in projected benefit obligations (“PBO”) for our pension plans are as follows:

	As of December 31,
(In $ millions)	2022	2021
Benefit obligation at beginning of period	172.9	184.0
Interest cost / (credit)	0.7	(0.2)
Actuarial gain	(54.3)	(16.9)
Benefits paid	(1.8)	(1.7)
Foreign exchange rate changes	(10.6)	7.7
Benefit obligation at end of period	106.9	172.9
A reconciliation of the changes in fair value of plan assets is as follows:

	As of December 31,
(In $ millions)	2022	2021
Fair value of plan assets at beginning of period	172.9	184.0
Actual return on plan assets	(53.6)	(17.1)
Benefits paid	(1.8)	(1.7)
Foreign exchange rate changes	(10.6)	7.7
Fair value of plan assets at end of period	106.9	172.9
Both plans were fully funded as of December 31, 2022 and December 31, 2021 and as such, no amounts are recognized in our Consolidated Statements of Operations as of December 31, 2022 and December 31, 2021.
Benefit cost includes the following components:

	For the Years Ended December 31,
(In $ millions)	2022	2021
Interest cost	0.7	(0.2)
Expected return on plan assets	(0.7)	0.2
Net benefit cost	—	—
No benefit cost was recognized in our Consolidated Statement of Operations during 2022 and 2021.
Defined Benefit Plans – Key Assumptions
The key assumptions for the plans are summarized below:

	As of December 31,
Weighted Average Assumptions Used to Determine Benefit Obligations	2022	2021
Discount rate	2.54% to 2.93%	0.39% to 0.43%

	For the Years Ended December 31,
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost	2022	2021
Discount rate	2.54% to 2.93%	0.39% to 0.43%
Expected long-term return on plan assets	2.54% to 2.93%	0.39% to 0.43%
The discount rates used to calculate the net present value of future benefit obligations are determined by using a yield curve of high-quality bond portfolios with an average maturity approximating that of the liabilities.
The assets are based on the surrender value of vested benefits within the Nationale Nederlanden contract. This value is based on the projected future cash flows discounted with a (contractually specified) interest rate term structure (spot rates by term). The single interest equivalent of this interest rate term structure has been set as the expected return on plan assets.

Defined Benefit Plans – Cash Flows
No contributions were made to the plans in 2022 or 2021. The Company does not expect to make contributions to the plan in the next year.
The following table summarizes the benefit payments at December 31, 2022 estimated to be paid within the next ten years by the issuer of the guaranteed insurance contract:

		Payments by Period
	Total	2023	2024	2025	2026	2027	Five Years Thereafter
Estimated benefit payments	33.3	2.1	2.4	2.7	3.0	3.2	19.9
Defined Contribution Plans
The Company operates a number of defined contribution plans, allowing employees to make tax-deferred contributions to the plans. Under these plans the Company matches contributions up to certain defined percentages, depending on the plan. Matching contributions totaled $2.4 million, $1.3 million and $1.8 million for the years ended December 31, 2022, 2021 and 2020 respectively.
Note 26 - Financial Instruments
Concentration of credit risk
There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with DNB Bank ASA, Saudi-British Bank and Citibank, however we believe this risk is remote, as they are established and reputable establishments with no prior history of default.
Interest rate risk
The Company is exposed to interest rate risk related to the SOFR floating-rate portion of debts under our existing financing arrangements. There is a risk that SOFR rate fluctuations will have a negative effect on the value of our cash flows. The Company is exposed to changes in long-term market interest rates if and when maturing debt is refinanced with new debt.
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
Supplier risk
A supplier risk exists in relation to our rigs undergoing construction with Keppel, however, we believe this risk is remote as Keppel are global leaders in the rig and shipbuilding sectors. Failure to complete the construction of any newbuilding on time may result in the delay, renegotiation or cancellation of employment contracts secured for the newbuildings. Further, significant delays in the delivery of the newbuildings could have a negative impact on the Company’s reputation and customer relationships. The Company could also be exposed to contractual penalties for failure to commence operations in a timely manner which could adversely affect the Company’s business, financial condition and results of operations.

Concentration of financing risk
There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried or will be carried by Keppel and PPL in the form of shipyard financing. We believe the counterparties to be sound financial institutions, therefore, we believe this risk is remote.
Fair values of financial instruments
The carrying value and estimated fair value of the Company’s cash and financial instruments were as follows:

		As of December 31, 2022		As of December 31, 2021
(In $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents(1)	1	108.0	108.0	34.9	34.9
Restricted cash(1)	1	2.5	2.5	3.3	3.3
Trade receivables(1)	1	43.0	43.0	28.5	28.5
Other current assets (excluding deferred costs)(1)	1	25.4	25.4	16.0	16.0
Due from related parties(1)	1	65.6	65.6	48.6	48.6
Non-current restricted cash(1)	1	8.0	8.0	7.8	7.8

Liabilities
Trade payables(1)	1	47.7	47.7	34.7	34.7
Accrued expenses(1)	1	80.8	80.8	45.6	45.6
Short-term accrued interest and other items (1)	1	77.7	77.7	15.3	15.3
Other current liabilities(1)	1	36.2	36.2	18.4	18.4
Short-term debt (2)	1	100.8	100.8	—	—
Short-term debt (3)	2	330.8	350.0	—	—
Long-term debt (2)	1	1,177.7	1,177.7	1,555.3	1,555.3
Long-term debt (3)	2	—	—	173.3	350.0

(1) The carrying values approximate the fair values due to their near term expected receipt of cash.
(2) Short term and long term debt excludes deferred finance charges and effective interest rate adjustments.
(3) This relates to our 3.875% Convertible Bond due in 2023 which is fair valued using observable market-based inputs.
Assets Measured at Fair Value on a Non-Recurring Basis
As at June 30, 2022, the Company measured three newbuildings, "Tivar", "Huldra" and "Heidrun", at a combined fair value of $7.6 million, which was determined using level 3 inputs. As a result of the potential sale of the three newbuilding rigs, the fair value was measured as the best estimate of the sales amount less costs to sell and the sum of the current capitalized cost and the expected cost to complete. The newbuildings were classified as held for sale at September 30, 2022 and subsequently in December 2022 the sale of the three rigs was agreed (see Note 15 - Newbuildings).

As at September 30, 2022, the Company measured the jack-up rig "Gyme" at a fair value of $119.7 million and classified the "Gyme" as held for sale. The fair value was based on the estimated fair value less cost to sell. The rig was subsequently sold in December 2022 (see Note 16 - Jack-Up Rigs, net).

Note 27 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provided three rigs on a bareboat basis to Perfomex to service its contract with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provided the jack-up rigs under traditional dayrate and technical service agreements to Opex and Akal, respectively. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. Effective October 20, 2022, we provide all five rigs on a bareboat basis to Perfomex, to service its contracts with Opex. The bareboat revenue from these contracts is recognized as "Related party revenue" in the Consolidated Statements of Operations.
The potential revenue earned by Opex and Akal was fixed under each of the Pemex contracts, while Opex and Akal managed the drilling services and related costs on a per well basis. The revenue from these contracts was also recognized as "Related party revenue" in the Consolidated Statements of Operations.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of the Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale was completed on the same date and on this date Opex and Akal ceased to be a related parties. Until their sale, as a 49% shareholder we were required to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholders Agreement (see Note 7 - Equity Method Investments).
Management services revenue and bareboat revenues from our related parties for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Management Services Revenue - Perfomex	—	5.0	10.9
Management Services Revenue - Perfomex II	—	3.0	7.5
Management Services Revenue - Opex	—	—	1.1
Bareboat Revenue - Perfomex	60.2	22.2	17.5
Bareboat Revenue - Perfomex II	24.9	9.3	5.3
Total	85.1	39.5	42.3

Funding (received from)/provided to our joint ventures for the years ended December 31, 2022, 2021 and 2020 consisted of the following(1):

	As of December 31,
(In $ millions)	2022	2021	2020
Perfomex	—	(31.6)	10.8
Perfomex II	—	(9.5)	9.4
Opex	—	(3.7)	3.6
Akal	—	(1.7)	1.7
Total	—	(46.5)	25.5

(1) Funding provided to our joint ventures is included in "Equity method investments" in the Consolidated Balance Sheets (see Note 7 - Equity Method Investments).

Receivables: The balances with the joint ventures as of December 31, 2022 and 2021 consisted of the following:

	As of December 31,
(In $ millions)	2022	2021
Perfomex	62.9	40.8
Perfomex II	2.7	7.8
Total	65.6	48.6
b) Transactions with Other related parties

Expenses: The transactions with other related parties for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Magni Partners Limited (1)	0.5	0.9	1.0
Schlumberger Limited (2)	—	—	6.9
Total	0.5	0.9	7.9

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

(2) Schlumberger Limited ("Schlumberger") is one of our larger shareholders, holding 3.3% as at December 31, 2022. Until his appointment as our Chief Executive Officer, Patrick Schorn, formerly Executive Vice President ("EVP") of Wells at Schlumberger Limited, was a Director on our Board. Following Mr Schorn's departure as EVP of Wells from Schlumberger on August 31, 2020, Schlumberger ceased to be a related party. The table above includes the expenses incurred for the year ended December 31, 2020, as during this period Schlumberger was considered a related party.

Additional paid in capital: The transactions with other related parties for years ended December 31, 2022, 2021 and 2020 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2022	2021	2020
Magni Partners Limited (1)	1.6	—	—
Total	1.6	—	—

(1) The above relates to fees directly attributable to the Company's Equity Offering and therefore have been recognized in "Additional paid in capital" in our Consolidated Balance Sheets.

Note 28 - Equity

Authorized share capital

(number of shares of $0.10 each)	2022	2021
Authorized shares: Balance at the start of the year	180,000,000	119,326,923
Increases:
January 11, 2021	—	25,673,077
June 4, 2021	—	35,000,000
August 16, 2022	40,000,000	—
August 25, 2022	35,000,000	—
Authorized shares: Balance at the end of the year	255,000,000	180,000,000

Issued and Outstanding Share Capital

(number of shares of $0.10 each)	2022	2021
Issued : Balance at the start of the year	137,218,175	110,159,352
Shares issued (1):
January 22, 2021	—	27,058,823
January 31, 2022	13,333,333	—
August 17, 2022	41,666,667	—
August 26, 2022	34,696,404	—
August 26, 2022 (2)	(981)	—
Various (ATM Sales) (3)	2,350,000	—
Issued shares: Balance at the end of the year	229,263,598	137,218,175
Treasury Shares (4)	315,511	406,333
Outstanding shares: Balance at the end of the year	228,948,087	136,811,842

(1) As of December 31, 2022, our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange. Details of shares issued for the years ended December 31, 2022 and December 31, 2021 are as follows:

(2) Effective August 26, 2022 the company recorded the cancellation of 981 shares which related to fractional shares.

Date of Issue	Type of Listing	Exchange	Shares Issued	Price per Share ($)	Gross Proceeds ($ millions)
January 22, 2021	Private placement	Oslo	27,058,823	1.70	46.0

Date of Issue	Type of Listing	Exchange	Shares Issued	Price per Share ($)	Gross Proceeds ($ millions)
January 31, 2022	Private placement	Oslo	13,333,333	2.25	30.0
August 17, 2022	US public offering	NYSE	41,666,667	3.60	150.0
August 26, 2022	US public offering	NYSE	34,696,404	3.60	124.9
Various (ATM Sales) (3)	Us public offering	NYSE	2,350,000	3.78	8.9
			92,046,404		313.8

(3) In July 2021, the Company entered into an Equity Distribution Agreement with Clarksons for the offer and sale of up to $40.0 million of common shares of the Company through an ATM program. During various dates during the year ended December 31, 2022, the Company issued 2,350,000 shares raising gross proceeds of $8.9 million and net proceeds of $8.8 million, with compensation paid by the Company to Clarksons of $0.1 million. The average price per share of the sales under the ATM Program for the year ended December 31, 2022, was $3.78.

(4) During the year ended December 31, 2022 and December 31, 2021, the Company issued to directors as compensation 90,822 and 323,525 common shares, respectively, using treasury shares. The value on the date of issuance of $0.3 million and

$0.8 million, respectively, has been recognized in "General and Administrative expenses" in the Consolidated Statements of Operations. The losses on issuance of treasury shares of $3.6 million and $11.7 million has been recognized as a reduction in "Additional Paid in Capital" in the Consolidated Balance Sheets as at December 31, 2022 and 2021, respectively.

Date of Treasury Share Issuance	Number of Shares Issued	Share Price on Issuance Date	Value on Issuance Date ($ million)	Book Value ($ million)	Loss on Issuance ($ million)
March 18, 2021	275,132	$2.4	0.7	10.4	9.7
July 14, 2021	48,393	$1.7	0.1	2.1	2.0
	323,525		0.8	12.5	11.7
October 14, 2022	90,822	$3.6	0.3	3.9	3.6

Note 29 - Subsequent Events
Completion of Unsecured Convertible Bonds and Secured Bonds Offering
In February 2023, we raised $250.0 million gross proceeds through the issuance of the New Convertible Bonds, due in February 2028 and $150.0 million gross proceeds through the issuance of Senior Secured Bonds, due in February 2026. The New Convertible Bonds are convertible into common shares with a conversion price of $7.3471 per share and bear interest at 5.00% per annum payable semi-annually. Our Senior Secured Bonds bear interest at 9.5% per annum, payable semi-annually. The proceeds for these financings will be applied to repay our $350 million Convertible bonds due in May 2023 and general corporate purposes. Following the repayment of our $350 million Convertible bonds due in May 2023, all our debt facilities matures in 2025 or later.
As part of the bond issuance, we agreed to exchange with bondholders $21.0 million of the Convertible bonds due in May 2023 for the New Convertible Bonds due in February 2028, and in March 2023, we repaid $177.8 million of our $350 million Convertible bonds due in May 2023 decreasing the outstanding amount from $350 million to $151.2 million.
Increase in Issued Share Capital
In connection with the $250.0 million New Convertible Bonds discussed above, the Company entered into a Share Lending Framework Agreement with DNB Markets ("SLA") with the intention to make up to 25.0 million loan shares available to DNB for the purposes of facilitating investors’ hedging activities. For a temporary period, until the Company has issued 25.0 million shares and made them available for trading on the Oslo Stock Exchange by way of publication of a listing prospectus (expected to occur by April 30, 2023), Drew Holdings Limited ("Drew"), one of our related parties, entered into the SLA with the Company and DNB and made up to 15.0 million loan shares available for borrowing by DNB on behalf of the Company. In addition to the SLA, Drew and the Company have entered into a separate share loan agreement governing the terms applicable between Drew and the Company for Drew's share loan to DNB.
On February 1, 2023, to issue the initial 15.0 million loan shares to be made available for borrowing to DNB by the Company under the SLA, the Company's issued share capital increased by $1,500,000 to $24,426,359.8 divided into 244,263,598 shares, each with a nominal value of $0.10 per share.
On February 24, 2023, to issue the remaining 10.0 million loan shares to be made available for borrowing to DNB by the Company under the SLA, following the completion of the Special General Meeting on February 23, 2023, the Company’s issued share capital increased by $1,000,000 to $25,426,359.80, divided into 254,263,598 shares, each with a nominal value of $0.10 per share.
15.0 million loan shares are currently lent to Drew to compensate Drew for making available an equal number of loan shares to DNB on the Company's behalf. The remaining 10.0 million loan shares are currently held in treasury. The total of 25.0 million new shares issued for the hedging program are currently issued with an International Securities Identification Number ("ISIN") separate from the ISIN for the Company's shares listed on the Oslo Stock Exchange and NYSE and are not admitted to trading on any regulated market nor registered in a central securities register. Following the admittance of trading of the new shares on the Oslo Stock Exchange, the new shares will be available for borrowing by DNB. Shares not borrowed by DNB under the SLA will be held in treasury and the loan shares will be cancelled upon redelivery. Redelivery may occur by repayment of the New Convertible Bonds or decrease in the demand for hedging shares for other reasons, or expiry of the SLA.

Increase in Authorized Share Capital
On February 23, 2023, the Company’s authorized share capital increased from $25.5 million divided into 255,000,000 common shares of $0.10 par value each to $31.5 million divided into 315,000,000 common shares of $0.10 par value each by the authorization of an additional 60,000,000 common shares, each with a nominal value of $0.10 per share. The increase in authorized share capital was a condition for the Company to complete the settlement of the New Convertible Bonds discussed above.