Form 20-F
period 2023-12-31
Borr Drilling Ltd
filed 2024-03-27
CIK 1715497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
As of December 31, 2023, there were 252,582,036 common shares outstanding.
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
Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐         Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.    ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.         ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Yes ☐ No ☐

NOTE ON THE PRESENTATION OF INFORMATION
We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless the context otherwise requires, (i) references to “Borr Drilling Limited,” “Borr Drilling,” the “Company,” the “Registrant,” “we,” “us,” “Group,” “our” and words of similar import refer to Borr Drilling Limited and its consolidated subsidiaries, (ii) references to our “Board” or “Board of Directors” refer to the board of directors of Borr Drilling Limited and “Director” or “Directors” refers to a member or members of the Board, as applicable, (iii) references to “Borr Drilling Management UK” refers to our subsidiary Borr Drilling Management (UK) Ltd (iv) references to our “Memorandum,” or the “Bye-Laws,” each provision thereof a “Bye-Law,” refer to the memorandum of association and the amended and restated bye-laws of Borr Drilling Limited, respectively, each as in effect from time to time, (v) references to “Magni” or “Magni Partners” refers to Magni Partners (Bermuda) Limited, (vi) references to “Drew” refer to Drew Holdings Ltd., (vii) references to our “2028 Notes” refer to our $1,025.0 million senior secured notes due 2028, (viii) references to our “2030 Notes” refer to our $515.0 million senior secured notes due 2030, (ix) references to the “Notes” refer to the 2028 Notes and 2030 Notes together, (x) references to our “Convertible Bonds” refer to our $250 million convertible bonds due in 2028, (xi) references to our “Super Senior Credit Facility” refer to our $180 million super senior credit facility, comprised of a $150 million Revolving Credit Facility and a $30 million Guarantee Facility, with DNB Bank ASA and Citibank N.A, Jersey Branch, (xii) references to “Mexican JVs” refers to Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”) as the context may require, (xiii) references to “Paragon” refer to Paragon Offshore Limited, (xiv) references to “Seatrium” and “PPL” refer to the shipyards Seatrium New Energy Limited (formerly known as Keppel FELS Limited) and PPL Shipyard Pte Ltd., respectively, including their respective subsidiaries and affiliates as the context may require and (xv) references to our “Shares” refer to our outstanding common shares, par value $0.10 per share.
References in this annual report to (i) the "SEC" refer to the US Securities and Exchange Commission and (ii) "U.S. GAAP" refer to the generally accepted accounting principles in the United States.
Unless otherwise indicated, all share and per share data in this annual report are adjusted to give effect to the December 2021 conversion of each of our shares into 0.5 shares, resulting in a reverse share split at a ratio of 2-for-1 and are approximate due to rounding.
PRESENTATION OF FINANCIAL INFORMATION
We produce financial statements in accordance with U.S. GAAP and all financial information included in this annual report is derived from our U.S. GAAP consolidated financial statements, except as otherwise indicated.
Our consolidated financial statements included in this annual report comprise our consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021 and consolidated balance sheets as of December 31, 2023 and 2022 (“Audited Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.
Unless otherwise indicated, all references to “U.S.$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “€,” “EUR,” or “Euros” are to the single currency of the European Monetary Union, all references to “£,” “Pounds” or “GBP” are to pounds sterling. All references to “NOK” are to Norwegian Kroner.
NON-U.S. GAAP FINANCIAL INFORMATION
In this annual report, we disclose non-GAAP financial measures, namely Adjusted EBITDA, as defined under "Item 5. Operating and Financial Review and Prospects". This measure is an important measure that we use to assess financial performance. Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income, income from equity method investments, total financial expenses, net, amortization of deferred mobilization and contract preparation costs, amortization of deferred mobilization, demobilization and other revenue, and income tax. We present Adjusted EBITDA because we believe that it and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We believe Adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. Moreover, our management uses Adjusted EBITDA in presentations to our Board to provide a consistent basis to measure operating performance of our business, as a measure for planning and forecasting overall expectations, for evaluation of actual results against such expectations and in communications with our shareholders, lenders, bondholders, rating agencies and others concerning our financial performance. We believe that Adjusted EBITDA increases the comparability of year-to-year results and is representative of our underlying performance and against the performance of other companies by excluding the items discussed above, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, taxes or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our net income or other operating results as reported under U.S. GAAP.
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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” "goals,", “intend,” “plan,” "projection", “believe,” “likely to” "target", "outlook" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, liquidity requirements, strategy and financial needs. These forward-looking statements include statements about plans, objectives, goals, strategies, outlook, prospects, future events or performance, underlying assumptions, expected industry trends, including the attractiveness of shallow water drilling and activity levels in the jack-up rig and oil industry, day rates, market outlook, contract backlog, expected contracting and operation of our jack-up rigs, drilling contracts, and contract terms, demand for and expected utilization of rigs, and tender activity and new tenders, oil and gas price trends, plans regarding rig deployment, statements with respect to newbuilds, including expected delivery dates, expected commencement date and duration of new contracts, statements with respect to our fleet and its expected capabilities and prospects, expected financial results and performance for periods for which historical financial information is not available and statements as to expected growth, margin, dividend policy, statements about our share repurchase program, statements with respect to our JVs, including plans and strategy and expected payments from our JVs’ customers, climate change matters and energy transition, our commitment to safety and the environment, competitive advantages and business strategy, including our growing industry footprint, strengthening of our drilling industry relationships, our aim to establish ourselves as the preferred provider in the industry, compliance with laws and regulations, expected sources of liquidity and funding, statements about funding requirements and the statements in this report under the heading "—Going concern in Note 1 - General of the Audited Consolidated Financial Statements" included herein, factors affecting results of operations, statements with respect to our obligations under our financing arrangements, expected adoption of new accounting standards and their expected impact, the potential impact of Russian military actions across Ukraine, the ongoing conflict in the Middle East, and the current global economic conditions, on oil prices as well as our business, as well as other statements in the sections entitled “Item 4.B. Business Overview—Industry Overview” and “Item 5.D. Trend Information,” and other non-historical statements, which are other than statements of historical or present facts or conditions.

The forward-looking statements in this annual report are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions, including, management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our industry and business, including risks relating to industry conditions and tendering activity, the risk of delays in payments to our JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations, and through issuance of additional debt or equity or sale of assets, risks relating to our debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to our Convertible Bonds maturing in 2028 and the Notes maturing in 2028 and 2030, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risks relating to our newbuild purchase and financing agreements, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to the military action in Ukraine and the Middle East and their impact on our business, and other risks described in “Item 3.D. Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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

SUMMARY OF KEY RISKS
•Risk factors related to our industry
▪The offshore drilling industry and jack-up drilling market historically has been highly cyclical, with periods of low demand and/or over-supply that could result in adverse effects on our business.
▪The offshore drilling industry and the jack-up drilling market are highly competitive, with periods of excess rig availability which reduce dayrates and could result in adverse effects on our business.
▪The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.
▪Global geopolitical tensions and instability may rise and create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business.
▪Down-cycles in the offshore drilling industry and other factors may affect the market value of our jack-up rigs and the newbuild rigs we have agreed to purchase.

•Risk factors related to our business
▪We may not be able to renew contracts which expire, and our customers may seek to cancel or renegotiate their contracts.
▪We may be unable to obtain favorable contracts for our jack-up rigs.
▪Our Total Contract Backlog may not be realized.
▪We may be obligated to fund cash calls from our Joint Ventures in Mexico in order to fund working capital, capital expenditure outlays or any shortfalls, due to delays in invoices being approved and paid by customers.
▪We have experienced net losses for most years since inception.
▪We are exposed to the risk of default or material non-performance by customers.
▪We are reliant on positive cash flow generation from our Joint Ventures, and we may not receive funds in a timely manner.
▪Our drilling contracts contain fixed terms and day rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs.
▪We incur expenses, such as preparation costs, relocation costs, operating costs and maintenance costs, which we may not fully recoup from our customers, including where our jack-up rigs incur idle time between assignments.
▪Inflation may adversely affect our operating results.
▪The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry demands increase.
▪If we are unable to attract and retain highly skilled personnel who are qualified and able to work in the locations in which we operate it could adversely affect our operations.
▪We are exposed to the risk of default or material non-performance by subcontractors.
▪The impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•Risk factors related to our financing arrangements
▪We have significant debt maturities in the coming years.
▪Future cash flows may be insufficient to meet obligations under the terms of our existing bonds and loans and operate our business.
▪Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.
▪As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, we may not be successful in doing so.
▪We are subject to restrictive debt covenants that may limit our ability to finance our future operations and capital needs and to pursue business opportunities and activities.
▪We may require additional working capital or capital expenditures, other than our existing bonds and loans, from time to time and we may not be able to arrange the required or desired financing.
▪We face risks in connection with the delivery of our newbuild jack-up rigs and related financing arrangements.

•Risk factors related to applicable laws and regulations
▪Compliance with, and breach of, the complex laws and regulations governing international drilling activity and trade could be costly, expose us to liability and adversely affect our operations.
▪Local content requirements may increase the cost of, or restrict our ability to, obtain needed supplies or hire experienced personnel, or may otherwise affect our operations.
▪We are subject to complex environmental laws and regulations that can adversely affect us.
▪Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, as well as have an impact on our reputation.
▪A change in tax laws in any country in which we operate could result in higher tax expense.
▪Climate change and the regulation of greenhouse gases could have a negative impact on our business.
▪Increasing attention to sustainability, environmental, social and governance matters and climate change may impact us.

•Risk factors related to our common shares
▪The price of our common shares may fluctuate widely in the future, and you could lose all or part of your investment.
▪Future sales of our equity securities in the public market, or the perception that such sales may occur, could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

RISK FACTORS RELATED TO OUR INDUSTRY

The offshore drilling industry and jack-up drilling market historically has been highly cyclical, with periods of low demand and/or over-supply that could result in adverse effects on our business.

The jack-up drilling market historically has been highly cyclical and is primarily related to the demand for, and the available supply of, jack-up rigs. Demand for jack-up rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. It is not unusual for jack-up rigs to be unutilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles improve as evidenced by industry trends in recent years. During historical industry periods of high utilization and high dayrates, industry participants have ordered new jack-up rigs, which has resulted in an over-supply of jack-up rigs worldwide. During periods of supply exceeding demand, jack-up rigs may be contracted at or near cash breakeven operating rates for extended periods of time until dayrates increase when the supply/demand balance is restored and in recent years oversupply has resulted in "stacking" of rigs. In prior years there has been an oversupply of jack-up rigs, which impacted utilization and dayrates, and while this oversupply has ceased recently, we may again face an oversupply of jack-up rigs in the event demand declines. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. Demand for our contract drilling services and the dayrates for those services impacts our operations and operating results, and any industry downturn would adversely affect our business, financial condition, results of operations and cash flows.

Volatility in the oil price impacts demand in the offshore drilling industry. The industry downturn in recent years has resulted in many operators idling rigs and a number of our rigs were not in operation for significant periods in 2021 which in turn impacted dayrates for those rigs that were active. Since the downturn, the Company has experienced an increase in the number of contracted rigs, which stood at 21 and 22 on December 31, 2022 and December 31, 2023, respectively. However, several of these contracts are short term in nature and the number of working and contracted rigs could reduce in the event that industry conditions deteriorate and/or the Company fails to maintain existing drilling contracts, renew or secure further contracts for these rigs. A prolonged period of reduced demand and/or excess jack-up rig supply may require us to idle or dispose of jack-up rigs or to enter into low dayrate contracts or contracts with unfavorable terms. There can be no assurance that the demand for jack-up rigs will increase or even remain at current levels. Any decline in demand for services of jack-up rigs, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The offshore drilling industry and the jack-up drilling market are highly competitive, with periods of excess rig availability which reduce dayrates and could result in adverse effects on our business.

Our industry is highly competitive, and our contracts are traditionally awarded on a competitive bid basis. Pricing, rig age, safety records and competency are key factors in determining which qualified contractor is awarded a job. Competitive factors include: rig availability, rig location, rig operating features and technical capabilities, pricing, workforce experience, operating efficiency, condition of equipment, contractor experience in a specific area, reputation and customer relationships. If we are not able to compete successfully, our revenues and profitability may be impacted, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

While the jack-up rig industry is currently experiencing a period of limited rig supply, supported by an increase in demand, a decline in demand could curtail a strengthening, or trigger a reduction, in utilization and dayrates. Eight, nine and six newbuild jack-up rigs were delivered during 2021, 2022 and 2023, respectively, representing an approximate 2.0%, 2.4% and 1.86% increase in the total worldwide fleet of competitive offshore jack-up drilling rigs since the end of 2020, 2021 and 2022, respectively. As of December 31, 2023, there were approximately 17 newbuild jack-up rigs reported to be on order or under construction (including the two rigs we have agreed to purchase that are still located in shipyards), against the 23 and 32 newbuild jack-up rigs reported to be on order or under construction at the end of 2022 and 2021, respectively. Most of the newbuild jack-up rigs under construction, including the newbuild jack-up rigs we have agreed to purchase to be delivered no later than the second half of 2024, do not have drilling contracts in place. The market in general or a geographic region in particular may not be able to fully absorb the supply of new rigs in future periods and any over-supply of drilling rigs could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.

The success of our business largely depends on the level of activity in offshore oil and natural gas exploration, development and production, which may be affected by oil and gas prices and conditions in the worldwide economy. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly affect the level of drilling activity. Historically, when drilling activity and operator capital spending decline, utilization and dayrates also decline and drilling may be reduced or discontinued, resulting in an oversupply of drilling rigs. Over the past decade, crude oil prices have been volatile and started to steeply decline in late 2014, after reaching prices of over $100 per barrel in 2014, and dropped to as low as approximately $19 per barrel in April 2020 driven by the impact on demand resulting from the COVID-19 pandemic. Oil prices have recovered since then, reaching a price of approximately $130 per barrel of Brent Crude on March 7, 2022 but have remained volatile and more recently declined to approximately $77.9 per barrel in December 2023. Oil prices have continued to experience significant volatility in part due to global inflation, global economic downturn and volatility in global financial markets, actions of the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers and production cuts, the Russian invasion of Ukraine and the ongoing conflict between Israel and Hamas. In addition, increases in oil prices do not necessarily translate into increased drilling activity because our customers take into account a number of considerations when they decide to invest in offshore oil and gas resources, including expectations regarding future oil prices and demand for hydrocarbons, which typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may have in the future, a material effect on demand for our rigs.

Although oil prices have recovered since the low levels of early 2020, we may experience insufficient demand if long-term oil prices decline below current levels and/or rig supply remains at or increases above current levels. A short-lived (or expectation of a short-lived) recovery in oil and natural gas prices, continued volatility in prices or further price reductions, may cause our customers to maintain historically low levels or further reduce their overall level of activity and capital spending, in which case demand for our services may decline and our results of operations may be adversely affected through lower rig utilization and/or low dayrates. Numerous factors may affect oil and natural gas prices and demand for our services, including:

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

•the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat, including COVID-19, on global economic activity and therefore oil prices, cross border restrictions, employees’ ability and willingness to work, oil supply and demand, and resource owners' ability to deliver future projects;

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

•geopolitical-social views toward fossil fuels and renewable energy and changes in investors’ expectations regarding environmental, social and governance matters; and

•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, including the Russian military invasion of Ukraine, the ongoing conflict between Israel and Hamas, tensions in the Middle East and between the U.S., Russia and China, or other crises in oil or natural gas producing areas or geographic areas in which we operate, or acts of terrorism.

The industry has experienced significant declines in capital spending and cancelled or deferred drilling programs by many operators from 2015 to 2021, coupled with declining oil prices to its lowest level in April 2020. Oil prices have increased since the lows reached in 2020, however higher oil and gas prices may not necessarily translate into sustained increased activity, and even during periods of high oil and gas prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. Although, historically, higher sustained commodity prices have generally resulted in increases in offshore drilling projects, short-term or temporary increases in the price of oil and gas will not necessarily result in a sustained increase in offshore drilling activity or a sustained increase in the market demand for our rigs as the timing of commitment to offshore activity in a cycle depends on project deployment times, reserve replacement needs, availability of capital and alternative options for resource development, among other things. Timing can also be affected by availability, access to, and cost of equipment to perform work.

Further, any increase or decrease in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher may be subject to greater reductions in activity or may recover more slowly. Such variation between regions may lead to the relocation of drilling rigs, concentrating drilling rigs in regions with relatively fewer reductions in activity leading to greater competition.

Advances in onshore exploration and development technologies, particularly with respect to onshore shale, could also result in our customers allocating more of their capital expenditure budgets to onshore exploration and production activities and less to offshore activities.

Moreover, there has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. An extended period of adverse conditions or developments in the outlook for the world economy could reduce the overall demand for oil and gas and therefore demand for our services. Supply chain disruptions, inflation, rising interest rates, concerns of a global economic recession and volatility in the financial markets, the war in Ukraine and related sanctions, the ongoing conflict between Israel and Hamas and related hostilities in the Middle East, including the recent attacks to marine vessels in the Red Sea by the Houthi movement, which controls parts of Yemen and other impacts have caused, or may cause, significant adverse impacts on the global economy and we do not know when this trend will improve or how long an improving trend will last.

These factors could impact our revenues and profits and as a result limit our future growth prospects as well as our liquidity and ability to meet debt repayment obligations or to comply with covenants in loan agreements. Any significant decline in dayrates or utilization of our rigs could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and obtain insurance coverage that we consider adequate or are otherwise required by our contracts.

Global geopolitical tensions and instability, supply disruptions, inflation, and concerns of a global recession and volatility in the financial markets may rise and create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business.

Global geopolitical tensions and instability, including from the Russian military invasion of Ukraine and the conflict between Israel and Hamas and related hostilities in the Middle East, supply disruptions, inflation, concerns of a global recession and volatility in financial markets, have, and may continue to, result in continued or even higher levels of volatility in the oil and gas prices that could result in an adverse effect on our business, as we largely depend on the level of activity in the oil and gas industry and such volatility, including market expectations of potential changes in these prices, may significantly affect the level of drilling activity. The Russian invasion of Ukraine and the Israel-Hamas conflict and related hostilities in the Middle East, coupled with existing supply disruptions, high interest rates, has and may continue to exacerbate, inflation and significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. The sanctions and other penalties imposed on Russia by the U.S., E.U. and other countries including restricting imports of Russian oil, liquefied natural gas and coal have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in oil prices, and inflation and may trigger a recession in the U.S., Europe, China, among other areas. This could have a material adverse effect on our business, financial condition, results of operations and cash flow along with our operating costs, making it difficult to execute our planned capital expenditure program and meet our debt repayment obligations. The tensions arising from the invasion of Ukraine and the conflict between Israel and Hamas, including related hostilities in the Middle East, could also increase other political tensions and international trade and other relations, with a further effect on world oil and gas markets, the supply of jack-up rigs worldwide, regional and worldwide levels of offshore exploration and development spending by oil and gas companies, reduce our utilization, dayrates and our revenue. In addition, sanctions imposed as a result of the military actions and related tensions could impose restrictions on our business and risk of non-compliance. In addition, any increase in the price of oil resulting from this and other conflicts and related sanctions may not result in increased demand for drilling services or any increase may not be sustained and may only contribute to the volatility in oil prices.

Global, international and national trends to renewable energy based infrastructure and power supply and generation may cause long- term demand for our customers products and services to fall, and in turn affect the demand for our services.

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

Current and future regulations or initiatives relating to low or zero carbon alternatives and renewable energy transition may also result in increased compliance costs or additional operating restrictions on our business. Furthermore, such initiatives have resulted in adverse publicity for the oil and gas industry, including for customers to whom we provide services, and could in turn cause damage to our reputation.

Failure to effectively and timely respond to the impact of energy rebalancing could adversely affect us.

Our long-term success depends on our ability to effectively respond to the impact of energy rebalancing, which could require adapting our fleet and business to potentially changing government requirements, customer preferences and customer base, as well as engaging with existing and potential customers and suppliers to develop or implement solutions designed to reduce or to decarbonize oil and gas operations or to advance renewable and other alternative energy sources. If the energy rebalancing landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our services could be adversely affected. Furthermore, if we fail to, or are perceived not to, effectively implement an energy rebalancing strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

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

•developments in the global economy including oil prices and demand in the shallow-water offshore drilling industry, as well as any resurgence of COVID-19 or other pandemics on the foregoing impact our ability to operate rigs;

•the types, sizes and ages of our jack-up rigs;

•the supply and demand for our jack-up rigs;

•the costs of newbuild jack-up rigs;

•prevailing drilling services contract dayrates;

•government or other regulations; and

•technological advances.

If jack-up rig values fall significantly, we may have to record an impairment in our financial statements, which could affect our results of operations. Additionally, if we sell one or more of our jack-up rigs at a time when drilling rig prices have fallen, we may incur a loss on disposal and a reduction in earnings.

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

•other forms of government regulation and economic conditions that are beyond our control; and

•government corruption.

In addition, international drilling operations are subject to various laws and regulations of the countries in which they operate, including laws and regulating relating to repatriation of foreign earnings, taxation of offshore earnings and the earnings of expatriate personnel and use and compensation of local employees and suppliers by foreign contractors.

It is difficult to predict whether, and if so, when the risks referred to above may come to fruition and the impact thereof. Future governmental regulations or government enforcement could adversely affect the international drilling industry. Failure to comply with, or adapt to, applicable laws, regulations, actions of governments or other disturbances as they occur may subject us to criminal sanctions, civil remedies or other increases in costs, including fines, the denial of export privileges, injunctions and seizures of assets. In addition, applicable laws and regulations and government actions may result in an inability to repatriate income, capital or foreign earnings or to otherwise remove a jack-up rig from the country in which it operates.

We have from time to time been subject to limitations on repatriation of cash derived from earnings in certain of the countries in which we operate. Such limitations may result in a material adverse effect on our business, financial condition, results of operations and cash flow and our ability to service our indebtedness, including the Notes.
RISK FACTORS RELATED TO OUR BUSINESS
We may not be able to renew contracts which expire and our customers may seek to cancel or renegotiate their contracts, particularly in response to unfavorable industry conditions.

Many jack-up drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to declining oil and natural gas prices. Our jack-up drilling contracts, including our bareboat contracts with equity method investments in Mexico, typically range from two months to five years. During periods of volatility in oil prices, our customers may be unwilling to commit to long-term contracts.

In addition, in difficult market conditions, some of our customers may seek to terminate their agreements with us or to renegotiate our contracts using various techniques, including threatening breaches of contract, relying on force majeure clauses, and applying commercial pressure. Some of our customers have the right to terminate their drilling contracts without cause in return for payment of an early termination fee or compensation to us for costs incurred up to termination. The general principle under our arrangements with customers typically is that any such early termination payment, where applicable, should compensate us for lost revenues less operating expenses for the remaining contract period. This typically results in approximately 50% to 100% of the outstanding backlog days becoming due upon early termination; however, in some cases, any such payments may not fully compensate us for the loss of the drilling contract. Under certain circumstances our contracts may permit customers to terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may have special termination rights by law. Our customers themselves may have contracts from their customers terminated in reliance on similar contractual provisions, putting pressure on our customers to terminate or renegotiate their agreements with us.

We are subject to the risk of our (i) customers choosing not to renew short-term contracts or drill option wells, (ii) customers repudiating contracts or seeking to terminate contracts on grounds including extended force majeure circumstances or on the basis of assertions of non-compliance by us of our contractual obligations, (iii) customers seeking to renegotiate their contracts to reduce the agreed dayrates and (iv) cancellation of drilling contracts for convenience (with or without early termination payments). The Company has experienced such terminations or renegotiations in the past, and in the event of termination of a contract it is possible that any such early termination payments will not compensate the Company of the loss of the anticipated revenue from the relevant terminated drilling contract. For instance, in spring 2020, the Company received early terminations, suspensions and cancellation of contracts for six rigs. Loss of contracts may have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may be unable to obtain favorable contracts for our jack-up rigs.

If we are unable to secure contracts for our jack-up rigs, as contracts expire, or for the two newbuild rigs, we may idle or stack these rigs, which means such rigs will not produce revenues but will continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. We have two newbuild rigs that we have agreed to buy, with a contractual delivery date of July 2025 and a best efforts expedited delivery date of August 2024 (for "Vale") and September 2025 with a best efforts expedited delivery date of November 2024 (for "Var"). There is no assurance that we will secure drilling contracts for the newbuild rigs we have agreed to purchase or our other rigs as contracts expire, and the drilling contracts that we do secure may be at unattractive dayrates. We may also seek to delay delivery of our newbuild jack-up rigs, which could adversely affect our revenues and profitability. We have no right to delay delivery of the newbuild rigs we have agreed to purchase on grounds that we are unable to secure contracts. If we request a delay to the contractual delivery dates, we are dependent upon the outcome of any negotiations with the shipyard, which may not result in any delay or may lead to an increase in cost to compensate the shipyard.

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

The Total Contract Backlog presented in this annual report is only an estimate. Some of our contracts are short-term. As of December 31, 2023, our Total Contract Backlog, excluding backlog from joint venture operations on a 100% basis and mobilization and demobilization revenues, was approximately $1,206.5 million and relates to 26 contracts, letters of intent and letters of award with firm terms expiring between 2024 and 2028. Actual expiry dates could be earlier or later.

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
We may be obligated to fund cash calls from our Joint Ventures in Mexico in order to fund working capital, capital expenditure outlays or any shortfalls, due to delays in invoices being approved and paid by customers.

Effective October 20, 2022, we provide five jack-up rigs on bareboat charters to our joint venture in Mexico, Perfomex, which is owned 51% by us, and which provides the jack-up rigs under traditional dayrate drilling and technical service agreements to OPEX Perforadora S.A. de C.V. ("Opex") and Perforadora Profesional AKAL I, S.A. de C.V. (“Akal”). As a 51% shareholder in each of the Joint Ventures, we are obligated to fund any capital shortfall where the boards of Perfomex or Perfomex II make a cash call to the shareholders under the provisions of certain shareholder agreements. If the Joint Ventures do not have sufficient working capital to operate the rigs, due to delays in invoice approval and payments from customers or other reasons, we may have to fund working capital or capital expenditure outlays for the operation of our five jack-up rigs. In particular, Opex and Akal, which were previously 49% owned by us, have experienced delays in invoices being approved and paid by PEMEX, the ultimate customer, which delays had a significant impact on our liquidity at various times in 2020. The situation improved in 2021 through 2023 with more regular payments, however if Opex or Akal are nonetheless unable to receive payment from PEMEX in a timely fashion going forward, we may be required to fund working capital or capital expenditure outlays to our Joint Ventures as shareholders, or we may not be paid related party revenues, dividends or any other distributions in a timely manner or at all. This could have a significant adverse effect on our operations and liquidity.
We have experienced net losses for most years since inception.

We are continuing to establish and strengthen our history as an operator of jack-up rigs and as a result, the revenue and income potential of our business is still developing. We have experienced net losses in each of our fiscal years since inception other than in the fiscal year ending December 31, 2023, and we cannot rule out the possibility of experiencing further losses in the future. We may not be able to generate significant additional revenues in the future. We will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. We may not be able to successfully address any or all of these risks and uncertainties. Failure to adequately do so may have a material adverse effect on our business, financial condition, results of operations and cash flow.
We rely on a limited number of customers.

We have a limited number of customers and potential customers for our services. Mergers among oil and gas exploration and production companies have further reduced the number of available customers, which may increase the ability of potential customers to achieve pricing terms favorable to them as the jack-up drilling market recovers. Our five largest customers by revenue, Perfomex, Saudi Arabian Oil Company, ENI Congo S.A., Brunei Shell Petroleum Company Sendiran Berhad and BW Energy Gabon S.A. comprised 56% of our revenue, including related party revenue, for the year ended December 31, 2023. As a result, a loss of one or more customers could have a significant adverse effect on our business.

We are exposed to the risk of default or material non-performance by customers.

We are subject to the risk of late payment, non-payment or non-performance by our customers. Certain of our customers may be highly leveraged and subject to their own operating and regulatory risks and liquidity risk, and such risks could lead them to seek to cancel, repudiate or seek to renegotiate our drilling contracts or fail to fulfill their commitments to us under those contracts. These risks are heightened in periods of depressed market conditions. If we experience payment delays or non-payments, we may be unable to make scheduled payments under our debt instruments.

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

Customers have historically assumed most of the responsibility for, and agreed to indemnify contractors from, any loss, damage or other liability resulting from pollution or contamination, including clean-up and removal and third-party damages arising from operations under the contract when the source of the pollution originates from the well or reservoir; damages resulting from blow-outs or cratering of the well; and regaining control of, or re-drilling, the well and any associated pollution. However, there can be no assurance that these customers will be willing, or financially able, to indemnify us against all these risks. Customers may seek to cap or otherwise limit indemnities or narrow the scope of their coverage, reducing our level of contractual protection. Under the laws of certain jurisdictions, such indemnities may not be enforceable in all circumstances, for example if the cause of the damage was our gross negligence or willful misconduct. If that were the case, we may incur liabilities in excess of those agreed in our contracts. Although we maintain certain insurance policies, the policy may not respond or insurance proceeds, if paid, may not fully compensate us in the event any key customers or potential customers default on their indemnity obligations to us. Our insurance policies do not cover damages arising from the willful misconduct or gross negligence of our personnel (which may include our subcontractors in some cases). In the event of a default or other material non-payment or non-performance by any customers, our business, financial condition, results of operations and cash flow could be adversely affected.

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

Our Mexican Joint Venture businesses operate five of our rigs, which we provide to them on bareboat lease contracts. These rigs are bundled with other services from other providers by the two customers of our Joint Venture businesses (Opex and Akal) and the customers in turn provide integrated drilling services to PEMEX, who is their sole ultimate customer. Within our operating and liquidity assumptions for 2024 and future years, we have made certain assumptions around the profitability, timing and amounts of receipts of cash from the Joint Venture businesses, whether by repayment of loans, payment of the bareboat or proposed distributions to shareholders, if declared. In addition, we had outstanding receivables due from the Joint Venture businesses on our balance sheet of $95.0 million as of December 31, 2023, collection of which is dependent on the customers of our Joint Venture businesses collecting amounts due to them from PEMEX.

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

When a jack-up rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare the jack-up rig for stacking and maintenance in the stacking period. When idled or stacked, jack-up rigs do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. These expenses may be significant. Should units be idle for a longer period, we may be unable to reduce these expenses. This could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We incur activation and reactivation costs, which we may not fully recoup from our customers.

We have incurred, and may further incur, significant costs activating, reactivating and mobilizing our fleet as contracts have been secured. We have an agreement with Seatrium to acquire two newbuild jack-up rigs with contractual delivery in 2025 and a best efforts expedited delivery date in 2024. In connection with contract commencement of any of these newbuild jack-up rigs, we will incur costs relating to the activation of such newbuild rigs. These costs are significant and historically have been in the range of $11 million to $20 million per newbuild jack-up rig activated and may be higher dependent upon the circumstances of the rig activation. Costs vary based on the scope and length of such required preparations and fluctuate depending upon the type of activity that the rig is intended to perform. Further, additional costs related to mobilization and demobilization will be incurred when rigs move between contracts. The Company historically has not been able to recoup all these costs and may not be able to do so in the future. Extensive capital expenditure related to the commencement of contracts has, and could continue to have, an effect on our cash flow.

In addition, construction of our newbuild jack-up rigs and maintenance of our active fleet are subject to risks of delay or cost overruns, including inherent cost in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, the failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, the inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, and work stoppages and other labor disputes. Risks include adverse weather conditions or any other events such as yard closures due to epidemics or pandemics, terrorist acts, war, piracy or civil unrest (which may or may not qualify as force majeure events in the relevant contract). Significant cost overruns or delays could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, failure to deliver a newbuild rig or to reactivate a rig on time may result in the delay of revenue from that rig. Newbuild jack-up rigs and recently reactivated rigs may also experience difficulties following delivery or reactivation or other unexpected operational problems that could result in uncompensated downtime or the cancellation or termination of drilling contracts, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Inflation may adversely affect our operating results.

Inflationary factors such as increases in the labor costs, material costs and overhead costs may adversely affect our operating results. Inflation has increased significantly across the globe in 2022 and 2023 and the high levels of inflation continue, which impact our costs, as well as the global economy which can therefore impact oil prices and therefore demand for our services. Although we do not believe that inflation has had a material impact on our results of operations to date, a continued high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue, if our dayrates do not increase with these increased costs and can impact overall demand for drilling services.

The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry demands increase.

Competition for labor, both skilled and other, required for our drilling operations will continue to increase as the number of rigs that are activated or added to worldwide fleets continues to grow. In some regions, the limited availability of qualified personnel in combination with local regulations focusing on crew composition are expected to further impact the supply of qualified offshore drilling crews.

Personnel salaries across the jack-up drilling market are affected by the cyclical nature of the offshore drilling industry, particularly during industry up-cycles. As the jack-up drilling market grows, the tightness of labor supply within the industry creates upward pressure on wages and makes it more difficult or costly for us to staff and service our rigs. Inflation levels can exacerbate the impact on wages. As a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents. Such developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Offshore drilling personnel (both employees and contractors) in certain regions, including those personnel who are employed on rigs operating for example in West Africa, Middle East, Mexico and Europe, are represented by collective bargaining agreements. Pursuant to these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to terminate employment. In addition, individuals covered by these collective bargaining agreements may be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel or other increased costs or increased operating restrictions.

If we are unable to attract and retain highly skilled personnel who are qualified and able to work in the locations in which we operate it could adversely affect our operations.

We require highly skilled personnel in the right locations to operate and provide technical services and support for our business globally. At a minimum, all offshore personnel are required to complete Basic Offshore Safety Induction and Emergency Training (“BOSIET”) or a similar offshore survival and training course. We may also require additional training certifications prior to employment with us, depending on the position of each personnel, location of the drilling and related technical requirements. In addition to direct costs associated with BOSIET, other training courses and required training materials, there may be indirect costs to personnel (such as travel costs and opportunity costs) which have the effect of limiting the flow of new qualified personnel into the offshore drilling industry.

In addition to the technical certification requirements, our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for such personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. This includes local content laws which restrict or otherwise effect our crew composition. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. These factors could increase competition for highly-skilled personnel throughout the offshore drilling industry, which may indirectly affect our business, financial condition, results of operations and cash flow. Furthermore, the unexpected loss of members of management, qualified personnel or a significant number of employees due to disease, disability or death, could have a material adverse effect on us.

We have established, and may from time to time be a party to certain joint venture or other contractual arrangements with partners that introduce additional risks to our business.

We have established, and may again in the future establish, relationships with partners, whether through the formation of joint ventures with local participation or through other contractual arrangements. For example, in Mexico, our operations have been structured through the Joint Venture structures with our local partner Proyectos Globales de Energia y Servicios CME, S.A. DE C.V. (“CME”) to provide operations and maintenance services of the rigs to OPEX with integrated well services to PEMEX, pursuant to integrated well services contracts (“PEMEX Contracts”). We commenced operations under the first PEMEX Contract in August 2019 and under the second contract in March 2020.

We believe that opportunities involving partners may arise from time to time and we may enter into such arrangements. We may not realize the expected benefits of any such arrangements and such arrangements may introduce additional risks to our business. In order to establish or preserve our relationship with our partners, we may agree to bear risks and make contributions of resources that are proportionately greater than the returns we could receive, which could reduce our income and return on our investment in such arrangements and increase our risks and costs. In certain joint ventures or other contractual relationships with our partners, we may transfer certain ownership stakes in one or more of our rig-owning subsidiaries and/or accept having less control over decisions made in the ordinary course of business. In certain arrangements with our local partners we may guarantee the performance of their obligations under the relevant contract and we may not be able to enforce any contractual indemnifications we obtain from such parties. Any reduction in our ownership of our rig-owning subsidiaries and/or control over decisions made in the ordinary course of business could significantly reduce our income and return on our investment in such arrangements.

Our operations involving partners are subject to risks, including (i) disagreement with our partner as to how to manage the drilling operations being conducted; (ii) the inability of our partner to meet their obligations to us, the joint venture or our customer, as applicable; (iii) litigation between our partner and us regarding joint-operational matters and (iv) failure of a partner to comply with applicable laws, including sanctions and anti-money laundering laws and regulations, and indemnity obligations. The occurrence of any of the foregoing events may have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

In order to provide drilling services to our customers, we rely on subcontractors to perform certain services. We may be liable to our customers in the event of non-performance by any such subcontractor. Our back-to-back arrangements with our subcontractors, contractual indemnities or insurance arrangements may not provide adequate protection for the risks we face. To the extent that there is any back-to-back arrangement, contractual indemnity and/or receipt of evidence of insurance from a subcontractor, there can be no assurance that our subcontractors will be in a financial position to honor such arrangements in the event a claim is made against us by a customer and we seek to pass on the related damages to the subcontractor. In addition, under the laws of certain jurisdictions, there may be circumstances in which such indemnities are not enforceable. The foregoing could result in us having to assume liabilities in excess of those agreed in our contracts, which may have a material adverse effect on our business, financial condition, results of operations and cash flow.

The impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Public health crises, pandemics and epidemics, such as the COVID-19 pandemic, and fear of an outbreak or resurgence of such events have adversely impacted and may in the future adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Other effects of such public health crises, pandemics and epidemics, including the COVID-19 pandemic, have included and, in the event of an outbreak or resurgence, may in the future include significant volatility and disruption of the global financial markets, continued volatility of crude oil prices and related uncertainties around OPEC+ production, disruption of our operations, including suspension of drilling activities, impact to costs, loss of workers, labor shortages, supply chain disruptions or equipment shortages, logistics constraints, customer demand for our services and industry demand generally, capital spending by oil and natural gas companies, our liquidity, the price of our securities and trading markets with respect thereto, our ability to access capital markets, asset impairments and other accounting changes, certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us, and employee impacts from illness, travel restrictions, including border closures and other community response measures. Such public health crises, pandemics and epidemics are continuously evolving and the extent to which our business operations and financial results have been affected and may continue to be affected depends on various factors beyond our control, such as the duration, severity and sustained geographic resurgence or emergence of new variants of the COVID-19 pandemic and the impact and effectiveness of governmental actions to contain and treat such outbreaks.

We rely on a limited number of suppliers and may be unable to obtain needed supplies on a timely basis or at all.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including drilling equipment suppliers, catering and machinery suppliers. There is a limited number of available suppliers throughout the offshore drilling industry and past consolidation among suppliers, combined with a high volume of drilling rigs under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time.

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

Our jack-up rigs are built and maintained in accordance with the rules of a classification society, currently being American Bureau of Shipping. The class status varies depending on a jack-up rig’s status (stacked or in operation). Operational rigs are certified by the relevant classification society as being in compliance with the mandatory requirements of the relevant national authorities in the countries in which our jack-up rigs are flagged and other applicable international rules and regulations. If any jack-up rig does not maintain the appropriate class certificates for its present status, fails any periodic survey or special survey and/or fails to comply with mandatory requirements of the relevant national authorities of its flag state, the jack-up rig may be unable to carry on operations and, depending on its status, may not be insured or insurable. Any such inability to carry on operations or be employed could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are a holding company and are dependent upon cash flow from subsidiaries and equity method investments to meet our obligations. If our operating subsidiaries or equity method investments experience sufficiently adverse changes in their financial condition or results of operations, or we otherwise become unable to arrange further financing to satisfy our debt or other obligations as they become due, we may become subject to insolvency proceedings.

We are a holding company with no independent business operations and no significant assets and our only material assets are our interests in our subsidiaries. We conduct our operations through, and all of our assets are owned by, our subsidiaries and our operating revenues and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of liquidity that we use to meet our obligations and we are dependent upon cash flow from our subsidiaries in the form of intercompany loans, dividends or other distributions or payments to meet our obligations. Given our international operations, we have a large number of subsidiaries and business participations, which individually contribute to our results. The amounts of dividends and distributions or loans and contributions available to us will depend on the profitability and cash flow of the operating subsidiaries and the ability of each of those operating subsidiaries to declare dividends. Contractual provisions and/or local laws, as well as our subsidiaries’ financial condition, operating requirements and debt requirements, may limit our ability to obtain cash from subsidiaries that we require to pay our expenses or otherwise meet our obligations when due. Various agreements governing our debt restrict and, in some cases may actually prohibit, our ability to move cash within the group.

Applicable tax laws may also subject such payments to us by subsidiaries to further taxation. Applicable law as well as profit and loss transfer agreements between subsidiaries may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments. In particular, the ability of our holding companies’ subsidiaries to pay dividends to the relevant holding company will generally be limited to the amount of distributable reserves available to each of them and the ability to pay their respective debt when due.

If we are unable to transfer cash from our subsidiaries, then even if we have sufficient resources on a consolidated basis to meet our obligations when due, we may not be permitted to make the necessary transfers from our subsidiaries to meet our debt and other obligations when due. The terms of certain of our existing bonds and loans, which are described under “Item 5. Operating and Financial Review and Prospects—Our Existing Indebtedness,” limit our ability to incur additional debt, including new secured financing. In addition, certain of our loans require us to maintain a minimum liquidity ratio on particular test dates and during particular periods which could inhibit our ability to meet our debt and other obligations when due.

Our business and operations involve numerous operating hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers, subcontractors and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by jack-up rig personnel, third parties or customers and suspension of operations. Our fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from or due to severe weather, including hurricanes, and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contractual indemnities to our customers and subcontractors for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs, and claims that could be asserted by us or our employees relating to personal injury or loss of life.
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

Consistent with standard industry practice, customers have historically assumed, and indemnified contractors against, any loss, damage or other liability resulting from pollution or contamination when the source of the pollution originates from the well or reservoir, including damages resulting from blow-outs or cratering of the well, regaining control of, or re-drilling, the well and any associated pollution. However, there can be no assurances that these customers will be willing or financially able to indemnify us against all these risks. Customers may seek to cap indemnities or narrow the scope of their coverage, reducing a contractor’s level of contractual protection. In addition, customers tend to request that contractors assume (i) limited liability for pollution damage above the water when such damage has been caused by the contractor’s jack-up rigs and/or equipment and (ii) liability for pollution damage when pollution has been caused by the negligence or willful misconduct of the contractor or its personnel. Consistent with standard industry practice, we may therefore assume a limited amount of liability for pollution damage when such damage originates from our jack-up rigs and/or equipment above the surface of the water or is caused by our negligence, in which case such liability generally has caps for ordinary negligence, with much higher caps or unlimited liability where the damage is caused by our gross negligence. When we provide integrated well services, we may also be exposed to a risk of liability for reservoir or formation damage or loss of hydrocarbons.

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

•fluctuations in demand for oil and natural gas, including possible decreases during unseasonably warm winters; and

•loss of productivity.

In addition, acute or chronic physical impacts of climate change, such as sea level rise, coastal storm surge and hurricane-strength winds may damage our jack-up rigs. Any such extreme weather events may result in increased operating costs or decreases in revenue, which could adversely affect our financial condition, results of operations and cash flow.

Our information technology systems are subject to cybersecurity risks and threats and failure to protect these systems could have a material adverse effect on us.

We increasingly depend on digital technology systems that we manage, and other systems that our third parties, such as our service providers, vendors, and equipment providers, manage, including critical systems to conduct our offshore and onshore operations, collect payments from customers and pay vendors and employees.

Our data protection measures and measures taken by our customers and vendors may not prevent unauthorized access of information technology systems, and when such unauthorized access occurs, we, our customer or vendors may not detect the incident in time to prevent harm or damage. Threats to our information technology systems and the systems of our customers and vendors, associated with cybersecurity risks or attacks continue to grow. Such threats may derive from human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyberattacks, such as denial-of-service or ransomware attacks. Our drilling operations or other business operations could also be targeted by individuals or groups including cybercriminals, competitors, and nation state actors seeking to sabotage, disable or disrupt our information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. In addition, breaches to our systems and systems of our customers and vendors could go unnoticed for some period of time. A breach could also originate from, or compromise, our customers’ and vendors’ or other third-party networks outside of our control. A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both US and non-US. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and financial results.

Remote working increases the risk of cyber security issues as it enables employees to work outside of our physical corporate offices and, in some cases, use their own personal devices. We have been subject to cyberattacks. For example, we have been targeted by parties using fraudulent “spoof” and “phishing” emails and other means to misappropriate information or to introduce viruses or other malware through “trojan horse” programs to our computers. In response to these attacks and to prevent future attacks, we have engaged, and may in the future engage, third party vendors to review and supplement our defensive measures and assist us in our effort to eliminate, detect, prevent, remediate, mitigate or alleviate cyber or other security problems, although such measures may not be effective.

Given the increasing sophistication and evolving nature of the above mentioned threats, we cannot rule out the possibility of them occurring in the future. The costs to us to detect, prevent, remediate, mitigate or alleviate cyber or other security problems, viruses, worms, malicious software programs, phishing schemes and security vulnerabilities could be significant and our efforts to address these problems may not be successful. We continue to face the risk of cybersecurity attacks or breaches which could disrupt our operations and result in downtime, loss of revenue, harm to the Company’s reputation, or the loss, theft, corruption or unauthorized release of critical data of us or those with whom we do business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion payments associated with ransomware or ransom demands and have a material impact on us and could have a material impact on our business or operations.

In addition, laws and regulations governing, or proposed to govern, cybersecurity, data privacy and protection, and the unauthorized disclosure of confidential or protected information, including the U.K. Data Protection Act, the GDPR (as defined herein), Bermuda Personal Information Protection Act 2016, the California Consumer Privacy Act, the Cyber Incident Reporting for Critical Infrastructure Act, and other similar legislation in domestic and international jurisdictions pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are from time to time involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury and employment-dispute litigation, environmental and climate change litigation, contractual litigation with customers, subcontractors and/or suppliers, intellectual property litigation, litigation regarding historical liabilities of acquired companies, tax or securities litigation and maritime lawsuits, including the possible arrest of our jack-up rigs. For example, we have appealed an award judgment currently set at a maximum of $11.5 million, originating from a 2017 accident involving a drillship owned by a Paragon subsidiary. during Hurricane Harvey in the Gulf of Mexico. The Company’s maximum exposure in connection with such award judgment is $2.7 million taking into account legal costs reimbursements covered by the self-insured retention (SIR) of our insurance policy. Risks associated with litigation include potential negative outcomes, the costs associated with asserting our claims or defending against such litigation, and the diversion of management’s attention to these matters. Accordingly, current and future litigation and the outcome of such litigation could adversely affect our business, financial condition, results of operations and cash flow.

We may be subject to claims related to Paragon and the financial restructuring of its predecessor.

Paragon was incorporated on July 18, 2017 as part of the financial restructuring of its predecessor, Paragon Offshore plc, which commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code on February 14, 2016. We believe that substantially all of the material claims against Paragon Offshore plc that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 proceedings and have been or will be resolved in accordance with the plan of reorganization and the order of the Bankruptcy Court confirming such plan. If, however, we are subject to claims that are attributable to Paragon Offshore plc, or any of its subsidiary undertakings, including in accordance with certain litigation arrangements in place prior to the acquisition of Paragon, our business, financial condition, results of operations and cash flow could be adversely affected.
RISK FACTORS RELATED TO OUR FINANCING ARRANGEMENTS
We have significant debt maturities in the coming years.

As of December 31, 2023, all of our debt, totaling $1,790.0 million in principal amount, has scheduled final maturity dates between 2028 and 2030. In addition, under our Notes, we have amortization payments of approximately $100 million per year (which increased to $114.6 million per year with the issuance in March 2024 of $200 million principal amount of additional 10% senior secured notes due in 2028) at a price of 105% of principal amount, plus accrued interest and an excess cash flow repayment offer requirement, starting in 2024. We do not expect we will have cash resources to pay this debt at final maturity so we expect we will need to refinance or extend this debt by 2028, and any refinancing could be at higher rates or subject to more onerous restrictions and if we are unable to extend or refinance our secured debt this could result in enforcement by creditors and insolvency for us.
Future cash flow may be insufficient to meet obligations under the terms of our existing bonds and loans and operate our business.

As of December 31, 2023, we had $1,790.0 million in principal amount of debt outstanding (excluding deferred finance charges and debt discount), representing 58.1% of our assets. As of December 31, 2023, our principal debt instruments included the following:

•$1,540 million outstanding under our Senior Secured Notes, consisting of $1,025 million principal amount of senior secured notes due 2028, bearing a coupon of 10% per annum and $515.0 million aggregate principal amount of senior secured notes due 2030, bearing a coupon of 10.375% per annum (of which $100.0 million is due annually);

•$180 million Super Senior Credit Facility, comprised of a $150 million Revolving Credit Facility ("RCF") and a $30 million Guarantee Facility. As of December 31, 2023, $29 million was drawn under the Guarantee Facility, and the $150 million under the RCF was undrawn.

•$250 million outstanding under our Convertible Bonds.

In March 2024, we issued $200 million principal amount of additional 10% senior secured notes due in 2028, with $14.6 million of amortization payable per year.
We also have agreed to acquire two new rigs from Seatrium for an aggregate purchase price of $159.9 million per rig, including $12.5 million acceleration cost per rig to expedite the contractual delivery dates on a best efforts basis from July 2025 and September 2025 for the "Vale" and "Var", respectively, to August 2024 and November 2024, respectively, with a $130.0 million yard finance facility available per each rig at the Company’s option with a four-year maturity, subject to a right for the lender to call the loan after three years. Upon delivery of these rigs, our debt obligations will increase accordingly and if we utilize the financing for each of such two rigs, our indebtedness will increase by $260 million.

The Notes are guaranteed by the Company and most of its subsidiaries and secured on a first-priority basis by liens on substantially all of the assets of the Company and Subsidiary Guarantors, including our 22 delivered jack-up rigs, pledges over shares of our rig-owning subsidiaries, assignment of certain receivables, earnings and insurances held by the subsidiary guarantors.

Our RCF and the Guarantee Facility are guaranteed by the Company and its subsidiaries that guarantee the Notes and secured on a super senior basis by the same security that secures the Notes.

The Convertible Bonds are unsecured and not guaranteed by any subsidiary of the Company.

Our 2028 Notes mature on November 15, 2028, our 2030 Notes mature on November 15, 2030 and our Convertible Bonds mature on February 8, 2028.

In November 2023, the Company and certain of its subsidiaries issued the Notes to repay all of our outstanding secured debt, including the $175 million facility with DNB Bank ASA, the $195 million facility with Hayfin Services LLP, the shipyard delivery financing arrangement with PPL and Seatrium, the $150 million principal amount of Norwegian law senior secured bonds, and to pay related premiums, fees, accrued interest and expenses. While we have refinanced substantially all of our debt to 2028 and later, a substantial portion falls due in 2028 and we will need to refinance that debt. There is no assurance that we will be able to refinance our debt before it falls due on reasonable terms, or at all. In addition, we have annual amortization payments due under our Notes and starting in 2024, an obligation to use certain excess cash flow to offer to repay our Notes. Please see – “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.”

These obligations will require significant cash payments, or we will need to refinance such debt. Our future cash flow, which depends on many factors beyond our control, may be insufficient to meet all of these debt obligations and contractual commitments and we do not expect to have sufficient cash to repay all of these facilities at their currently scheduled due dates or other obligations or to fund our other liquidity needs, or have future borrowings available under the RCF, and we expect we will need to refinance at least some of these facilities, and if we are unable to repay or refinance our debt and make other debt service payments as they fall due, we would face defaults under such debt instruments which could result in cross-defaults under other debt instruments.

Our ability to fund planned expenditures and amortization payments and cash sweep obligations under our Notes, will be dependent upon our future operating performance and ability to generate sufficient cash, which will be subject, to some extent, to the success of our business strategy, to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. We also experience seasonal fluctuations in our cash flow.

We expect that a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on our debt, and consequently will not be available for other purposes. We cannot assure that our business will generate sufficient cash flow from operations, that anticipated revenues growth, cost savings and operating improvements will be realized and will be sufficient to enable us to pay our debts when due. If we are unable to repay our indebtedness as it becomes due (including pursuant to amortization and cash sweep provisions in our Notes), we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings—however, covenants in certain of our existing bonds and loans limit our ability to take some of these actions without consent, subject to several exceptions and qualifications. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, a default could occur under certain or all of our existing bonds and loans. If we are able to refinance our debt or raise new debt or equity financing, such financing might not be on favorable terms and could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business, financial condition, results of operations and cash.

If we fail to make a payment when due under our newbuilding contracts, fail to take delivery of our newbuild jack-up rigs in accordance with the relevant contract terms or otherwise breach the terms of any of our newbuilding contracts, we could be liable for penalties and damages under such contracts in which case our business, financial condition, results of operations and cash flow could be adversely affected.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.

We are largely dependent on cash generated by our operations, cash on hand, borrowings under our RCF and potential issuances of equity or long-term debt to cover our operating expenses, capital expenses, service our indebtedness and fund our other liquidity needs. The level of cash available to us depends on numerous factors, including the dayrates we are paid by our customers, the price of oil and global economic conditions, demand for our services and the level of utilization of our drilling rigs, our ability to control and reduce costs, our access to capital markets and amounts available to us under our RCF and amounts received from our JVs. One or more of such factors could be negatively impacted and our sources of liquidity could be insufficient to fund our operations and service our obligations such that we may require capital in excess of the amount available from those sources. Our access to funding sources in amounts adequate to finance our operations and planned capital expenditures and repay our indebtedness on terms that are acceptable could be impaired by factors such as negative views and expectations about us, the oil and gas industry or the economy in general and disruptions in the financial markets.

Our financial flexibility will be severely constrained if we experience a significant decrease in cash generated from our operations or are unable to maintain our access to or secure new sources of financing. In such case, where additional financing sources are unavailable, or not available on reasonable terms, our financial condition, growth and future prospects could be materially adversely affected, and we may be unable to meet our debt service obligations. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings under our RCF and debt financings and new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs.

We are currently subject to a minimum liquidity covenant in our RCF. Please see “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.” for further details of the agreed terms. We have significant debt maturities in 2028 and 2030 and amortization payments due each year and cash sweep repayment offer provisions applicable from 2024 which may require us to raise additional financing and/or extend maturities and there is no assurance that we will be able to do so.

As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, we may not be successful in doing so.

Our cash flow needs, both in the short-term and long-term, include:

•normal recurring operating expenses;

•planned and discretionary capital expenditures; and

•repayment of debt and interest including amortization payments and amounts payable under the cash sweep repayment offer provisions in our Notes.

We may require additional financing in order to meet our capital expenditure commitments and further execute on our planned capital expenditure program and to meet interest and principal payments due under our existing bonds and loans.

We have significant debt maturities in 2028 and 2030, as well as amortization, capital expenditures and other payment requirements applicable before then. These maturities may require us to raise additional financing.

We may seek to raise additional capital in a number of ways, including accessing capital markets, obtaining additional lines of credit or disposing of assets. We may also issue additional securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders. We can provide no assurance that any of these options will be available to us on acceptable terms, or at all. Capital market conditions as well as industry conditions and our debt levels could make it very difficult or impossible to raise capital until conditions improve. The current global economic conditions and related concerns of a global economic recession, instability in the global financial markets, financial turmoil and the current military action in Ukraine and sanctions implemented in response to that, in addition to the related global tensions, and the ongoing Israel-Hamas conflict and related hostilities in the Middle East have impacted capital markets and this may continue.

We may delay or cancel discretionary capital expenditures as a result of our cash flow needs or otherwise, which could have certain adverse consequences, including delaying upgrades or equipment purchases that could make the affected rigs less competitive, adversely affect customer relationships and negatively impact our ability to contract such rigs.

We are subject to restrictive debt covenants that may limit our ability to finance our future operations and capital needs and to pursue business opportunities and activities.

Our existing bonds and loans impose operating and financial restrictions on us, including, among other things, our ability to:

•incur or guarantee additional indebtedness;

•pay dividends or make other distributions or purchase or redeem our stock;

•make investments or other restricted payments;

•enter into agreements that restrict the ability of certain of our subsidiaries to pay dividends;

•transfer or sell assets;

•engage in transactions with affiliates;

•create liens on assets to secure indebtedness; and

•merge or consolidate with or into another company.

Even though all of these limitations are subject to significant exceptions and qualifications, they could still limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest.
Furthermore, under certain circumstances, the RCF requires us to comply with a number of financial covenants. Our ability to comply with these financial covenants may be affected by events beyond our control, and we cannot assure you that we will comply with such financial covenants. A default under the RCF, could lead to an acceleration of amounts due thereunder and a cancellation of available funds under the facility which could lead to an event of default and acceleration under other debt instruments that contain cross default or cross acceleration provisions, including the indenture governing the Notes, which has a cross acceleration provision.

We may require additional funds or liquidity for working capital or capital expenditures, other than our existing bonds and loans, from time to time and we may not be able to arrange the required or desired financing.

Our business is capital intensive and to the extent we do not generate sufficient cash from operations and to the extent we are unable to draw under our credit facilities, we may need to raise additional funds through public or private debt or equity offerings or through bank, shipyard or other financing arrangements to fund our capital expenditures, and in industry down cycles, our operating expenses. We may need to borrow from time to time to fund working capital and capital expenditures, such as activation, reactivation and mobilization costs and/or to fund the issuance of guarantees required for temporary import of rigs, customs bonds, performance guarantees or other needs, subject to compliance with the covenants in our existing bonds and loans. We may not be able to raise additional indebtedness as this is dependent on numerous factors as set out below. Any additional indebtedness which we are able to raise may include additional revolving credit facilities, term loans, bonds, refinancing of our existing bonds and loans or other forms of indebtedness. We may also issue additional common shares or other securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders.

Our ability to incur additional indebtedness or refinance our existing bonds and loans will depend on a number of factors, including the general condition of the lending markets and capital markets, credit availability from banks and other financial institutions, investors' confidence in us, and our financial position at such time, our financial performance, cash flow generation, our indebtedness and compliance with covenants in debt agreements, among others. Any additional indebtedness or refinancing of our existing bonds and loans may result in higher interest rates or further encumbrances on our jack-up rigs and may require us to comply with more onerous covenants, which could further restrict our business operations. Increases in interest rates will increase interest costs on our variable interest rate debt instruments, which would reduce our cash flow. If we are not able to maintain a level of cash flow sufficient to operate our business in the ordinary course according to our business plan and are unable to incur additional indebtedness or refinance our existing bonds and loans, our business and financial condition would be adversely affected.

We face risks in connection with the delivery of our newbuild jack-up rigs and related financing arrangements.

We have an order with Seatrium for two newbuild jack-up rigs as of December 31, 2023, for a purchase price of $159.9 million per rig, including $12.5 million acceleration cost per rig to expedite the delivery date, from a contractual delivery date in July 2025 to a best efforts expedited delivery date of August 2024 (for "Vale") and September 2025 with a best efforts expedited delivery date of November 2024 (for "Var"). There is a $130.0 million yard finance facility per each newbuild jack-up at the purchaser’s option with a four-year maturity, subject to a right for the lender to call the loan after three years. Accordingly, as the new rigs are delivered, our indebtedness will increase, as will our debt service payments, and we will be required to comply with the covenants in such facilities. In addition, we have not secured financing for the full purchase price of the "Vale" and "Var".

We have not been provided with refund guarantees from third party banks as security for Seatrium’s obligation to refund predelivery installment payments in the event of a default by Seatrium. If we are not able to secure financing for "Vale" and "Var" and/or Seatrium is unable to honor its obligations to us, subject to certain conditions, including the obligation to refund installment payments under certain circumstances or provide the underlying financing for our delivery financing arrangements, and we are not able to borrow additional funds, raise other capital and available current cash on hand is not sufficient to pay the remaining installments related to our contracted commitments for our newbuild jack-up rigs, we may not be able to acquire these jack-up rigs and/or may be subject to lengthy arbitral or court proceedings, any of which may have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are also required to meet conditions to draw the loans to be provided under these delivery financing facilities, including giving customary representations and confirmation at the time of borrowing, and if we are unable to meet such conditions, we would need to obtain alternative financing, which may not be available on favorable terms (or at all). A failure to meet draw conditions and an absence of alternative financing could result in a breach of contract to acquire the rig, and loss of deposit, which could impact other financing arrangements.

An economic downturn could have an adverse effect on our ability to access the capital markets.

Negative developments in worldwide financial and economic conditions could impact our ability to access the lending and capital markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions could in the future impact lenders' willingness to provide credit facilities to us, or our customers, causing them to fail to meet their obligations to us. The current global economic conditions and related concerns of a global recession, instability in the global financial markets, financial turmoil and military action in Ukraine and sanctions implemented in response as well as the related global tensions, and the ongoing Israel-Hamas conflict and related hostilities in the Middle East, coupled with rising inflation and interest rates, have impacted capital markets and lending markets. This impact may continue, which could impact our ability to refinance our significant indebtedness which falls due in the coming years.

A renewed period of adverse development in the outlook for the financial stability of European, Middle Eastern or other countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our business, financial condition, results of operations and cash flow. Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our ability to access the capital markets. In addition, turmoil and hostilities in various geographic areas and countries around the world add to the overall risk picture.

Our RCF is provided jointly by European and British banking and financing institutions. In addition, our delivery contracts and financing arrangements are provided by Seatrium and Offshore Partners PTE. LTD., respectively, a Singaporean company that may be highly leveraged, is not capitalized in the same manner as a financial institution and that is subject to its own operating, liquidity or regulatory risks. These risks could lead Seatrium to seek to cancel, repudiate or renegotiate our construction contracts or fail to fulfill or challenge its commitments to us under those contracts, including the obligation to refund installment payments. The risks of liquidity concerns are heightened in periods of depressed market conditions. If economic conditions in European or British markets preclude or limit financing from these banking institutions, or if financial conditions in the Republic of Singapore impair the ability of Offshore Partners PTE. LTD. to honor its obligations to us, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe or the United Kingdom remain favorable for lending. If our ability to access the debt or capital markets is affected by general economic conditions and contingencies and uncertainties that are beyond our control, there may be a material adverse effect on our business and financial condition.

We are subject to fluctuations in exchange rates and limitations on repatriation of earnings which could negatively impact us.

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. As a result of our international operations, we may be exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Notably, with respect to jack-up drilling contracts in the North Sea, revenues may be received, and salaries generally paid, in Euros or Pounds. In addition, we may receive revenue or incur expenses in other currencies, including the Malaysian Ringgit, Mexican Pesos, Thai Baht, Central African CFA Franc (the common currency of the trading bloc of the Central African Economic and Monetary Community (CEMAC)) and the Saudi Riyal. Accordingly, we may experience currency exchange losses if we have not hedged, or adequately hedged our exposure to a foreign currency. Moreover, we may experience adverse tax consequences attributable to currency fluctuations. As we earn revenues and incur expenses in currencies other than our reporting currency, there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flow.

Additionally, given the evolving and strict regulatory environment in some regions, notably within the CEMAC region, we may face challenges in repatriating our contract revenues, including foreign exchange regulations imposed by certain central banks of the countries in which we operate. Regulations, such as those imposed by the Bank of Central African States (BEAC), may introduce substantial hurdles in transferring money out of our bank accounts in the CEMAC region. This could affect our liquidity and operational flexibility. We have from time to time been subject to limitations on repatriating cash derived from income, capital or foreign earnings in certain of the countries in which we operate. Such limitations may result in a material adverse effect on our financial condition and cash flow and our ability to service our indebtedness.
RISK FACTORS RELATED TO APPLICABLE LAWS AND REGULATIONS

Compliance with, and breach of, the complex laws and regulations governing international drilling activity and trade could be costly, expose us to liability and adversely affect our operations.

We are directly affected by the adoption and entry into force of national and international laws and regulations that, for economic, environmental or other policy reasons, curtail, or impose restrictions, obligations or liabilities in connection with, exploration and development drilling for oil and gas in the geographic areas in which we operate. If legislative, regulatory or other governmental action is taken that restricts or prohibits offshore drilling in our current or anticipated future areas of operation we could be materially and adversely affected. Given the long-term trend towards increasing regulation, we may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.

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

Beginning on December 5, 2017, following an assessment of the tax policies of various countries by the COCG, economic substance laws and regulations were enacted in these jurisdictions requiring that certain entities carrying out particular activities comply with an economic substance test whereby the entity must show, for example, that it (i) carries out activities that are of central importance to the entity from the jurisdiction, (ii) has held an adequate number of its board meetings in the jurisdiction when judged against the level of decision-making required and (iii) has an adequate (a) amount of operating expenditures, (b) physical presence and (c) number of full-time employees in the jurisdiction.

If we fail to comply with our obligations under applicable economic substance legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in that jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The obligations of being a public company, including compliance with the reporting requirements of the Norwegian Securities Trading Act, the Oslo Stock Exchange Rules, the Exchange Act and NYSE Listed Company Manual, require certain resources and has caused us to incur additional costs.

We are subject to reporting and other requirements as a result of our listing on the Oslo Børs and on the New York Stock Exchange, or NYSE. As a result of these listings, we incur significant costs associated with corporate governance and reporting requirements that are applicable to us as a public company, including the Securities Act and the Exchange Act, rules of the NYSE, the European Union Corporate Sustainability Reporting Directive (the "CSRD") and the rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010. These rules and regulations significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming. For example, the SEC has adopted new rules that require us to provide greater disclosures around cybersecurity risk management, strategy and governance, as well as disclose the occurrence of material cybersecurity incidents; whereas the CSRD, will require us to include in our next annual report for the 2024 fiscal year certain information necessary to understand our impact on sustainability matters, as well as how these matters affect our own development, performance and position. We cannot predict or estimate the amount of additional costs we will incur in order to comply with these or other new rules or directives, as applicable to us, or the timing of such costs. For more information relating to the CSRD, please see the section entitled “Item 3.D. Risk Factors — Risk Factors Related to Applicable Laws and Regulations — Increasing attention to sustainability, environmental, social and governance matters and climate change may impact us.”

We are obligated to maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our common shares may be negatively affected.

As a public company whose common shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate ongoing compliance with our obligations as a public company, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities and investors may lose confidence in our operating results, and the price of our common shares could decline.

We have lost our status as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) because we have raised more than $1 billion in non-convertible bonds and because as of December 31, 2023, we are deemed a “large accelerated filer”.

As a result of losing our “emerging growth company” status, we are no longer entitled to the exemption provided in the JOBS Act and pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), our independent registered public accounting firm is now required to provide an attestation report on the effectiveness of our internal control over financial reporting on an annual basis beginning with this Annual Report on form 20-F and on an annual basis thereafter. Our compliance with Section 404 requires us to incur additional costs and expend significant management efforts.

Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. If our independent registered public accounting firm identifies any deficiencies in connection with the issuance of their attestation report, we may encounter problems or delays in completing the appropriate remediation.

If we identify one or more material weaknesses in our internal control over financial reporting, our management will be unable to conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common shares to decline. Internal control deficiencies could also result in a restatement of our financial results in the future or restrict our future access to the capital markets.

We are subject to complex environmental laws and regulations that can adversely affect us.

Our business is subject to international, national and local, environmental and safety laws, regulations, treaties and conventions in force from time to time including:

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

•the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004;

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

Compliance with applicable laws, regulations and conventions may require us to incur capital costs or implement operational changes and may affect the value or useful life of our jack-up rigs which could have a material adverse effect on our profitability. A failure to comply with applicable laws, regulations and conventions may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Conventions, laws and regulations are often revised and may only apply in certain jurisdictions with the effect that we cannot predict the ultimate cost of complying with them or their impact on the value or useful lives of our rigs. New conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations.

Environmental laws often impose strict liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability irrespective of any negligence or fault on our part. Under the US Oil Pollution Act of 1990, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. If we were to operate in these areas, an oil or chemical spill could result in us incurring significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Furthermore, future major environmental incidents involving the offshore drilling industry, such as the 2010 Deepwater Horizon Incident (to which we were not a party) may result in further regulation of the offshore industry and modifications to statutory liability schemes, thus exposing us to further potential financial risk in the event of any such oil or chemical spill in areas in which we operate.

Our jack-up rigs could cause the release of oil or hazardous substances. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations, and to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Any releases may be large in quantity, above permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our jack-up rigs, clean up the releases, compensate for natural resource damages and comply with more stringent requirements in our permits. Moreover, such releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operations and financial condition.

Our jack-up rigs are owned by separate single-purpose subsidiaries, but certain obligations of these subsidiaries are and may in the future be guaranteed by the parent company.

Even if we are able to obtain contractual indemnification from our customers against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases. We do not have full contractual indemnification under all of our current contracts, and we may not be able to obtain such indemnification agreements in the future. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable.

Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will respond and if it does, that the proceeds will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flow and financial condition.

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

We conduct our operations through various subsidiaries and branches in countries around the world. Our operations are subject to tax laws, regulations and treaties which are highly complex, subject to interpretation, frequent changes and have generally become more stringent over time. Consequently, there is substantial uncertainty with respect to tax laws, regulations, treaties and the interpretation and enforcement thereof. The base erosion and profit shifting project established by the OECD which targeted profits earned in low tax jurisdictions or transactions between affiliates where payments are made from jurisdictions with high tax rates to jurisdictions with lower tax rates, called for member states to take action against base erosion and profit shifting. In response to the OECD recommendations, a 15% worldwide minimum tax (Pillar 2) implemented on a country-by-country basis has been introduced with many jurisdictions committed to a January 1, 2024 effective date. These rules may have an adverse effect on our financial position and cash flow as well as material impact on our effective tax rate.

Effective from January 1, 2020, Mexico enacted a tax reform which has the potential to materially increase our tax expense.

In December 2023, Bermuda passed into law the Corporate Income Tax 2023 in response to the OECD’s Pillar 2 to impose a 15% corporate income tax that will be effective for fiscal years beginning on or after 1 January 2025, providing in scope Bermuda multinational groups time to transition and make the necessary adjustments.
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

Given the dynamic nature of our business and frequent shifts in the taxing jurisdictions where we operate, our consolidated effective income tax rate may undergo substantial variations from one period to another. The movement of rigs between operating locations might necessitate the transfer of rig ownership within the group, potentially leading to transfer taxes. Additionally, the diverse tax bases applicable to our operating companies, coupled with instances where income tax is levied on gross revenue or a deemed profit basis in certain jurisdictions, could result in tax rates remaining unchanged despite lower profitability. This, coupled with the uncertainty in tax law changes and tax audits could result in an increase in our effective tax rate.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flow from operations.

Our income tax returns are subject to review and examination by the relevant authorities in the countries in which we operate. We do not recognize the benefit of income tax positions which we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges positions we have taken in tax filings related to our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flow from operations could be materially adversely affected.

Climate change and the regulation of greenhouse gases could have a negative impact on our business.

Due to concern over the risk of climate change, a number of countries, the EU and the IMO (as defined herein) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry. For example, as of January 1, 2013, all ships (including jack up rigs) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or the “MEPC,” in July 2011 relating to greenhouse gas emissions. In April 2018, the IMO adopted a strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050. Other governmental bodies may begin regulating greenhouse gas emissions from shipping sources in the future, but the future of such regulations is difficult to predict. Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other jurisdictions in which we operate, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol or Glasgow Climate Pact, which restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. In addition, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. Any material adverse effect on the oil and gas industry relating to climate change concerns could have a significant adverse financial and operational impact on our business and operations.

Finally, the impacts of severe weather, such as hurricanes, monsoons and other catastrophic storms, resulting from climate change could cause damage to our equipment and disruption to our operations and cause other financial and operational impacts, including impacts on our major customers.

Increasing attention to sustainability, environmental, social and governance matters and climate change may impact us.

Companies across all industries are facing increasing scrutiny relating to their sustainability policies, including their Environmental, Social and Governance (“ESG”) policies. Governments across the globe and investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on sustainability and ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to sustainability and ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s sustainability and ESG practices. Companies that do not adapt to or comply with governmental, investor, lender or other industry shareholder rules, expectations and standards, as applicable, which are evolving, or which are perceived to have not responded appropriately to the growing concern for sustainability and ESG issues, whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected.

By way of example, on January 5, 2023, the CSRD entered into force. Among other things, the CSRD expands the number of companies required to publicly report sustainability and ESG-related information on their management report, to understand their impact on sustainability matters as well as how sustainability matters affect their own development, performance and position, and defines the related information that companies are required to report in accordance with European Sustainability Reporting Standards (“ESRS”). The CSRD raises the bar on ESG matters and requires a "double materiality" analysis, meaning companies will have to detail both their impacts on the environment (e.g. the impact of corporate activity on sustainability matters from perspective of citizens, consumers, employees, etc.) and the climate-related risks they face (e.g. sustainability matters which from the investor perspective are material the company's development, performance and position). Impacts, risks and opportunities are material if they satisfy one or both of these materiality tests. As a public company listed on the Oslo Stock Exchange, we fall under the scope of application of such new reporting requirements under the CSRD, effective January 1, 2024, and we are required to provide such information with our next management report for the 2024 financial year. This will involve implementing processes to gather the relevant data, conduct materiality assessments and prepare a CSRD-compliant report, which will likely be a time-consuming and costly exercise and in the event that our disclosures prove incorrect we may incur liabilities.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies engaged in the fossil fuel industry, such as us, from their investing or loan portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing those markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to refinance our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements and goals, targets or objectives set in connection therewith. Similarly, these policies may negatively impact the ability of other businesses in our supply chain to access debt and capital markets. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Any violation of anti-bribery or anti-corruption laws and regulations could have a negative impact on us.

We operate in a number of countries around the world. We are subject to the risk that we or, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act 2010 (the “UK Bribery Act”), the Bermuda Bribery Act 2016 or other anti-bribery laws to which we may be subject (together, the “ABC Legislation”) and similar laws in other countries. Any violation of the FCPA, UK Bribery Act, the ABC Legislation or other applicable anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition, results of operations and cash flow. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If our jack-up rigs are located in countries that are subject to, or targeted by, economic sanctions, export restrictions or other operating restrictions imposed by the United States or other governments, our reputation and the market for our debt and common shares could be adversely affected.

The U.S. and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. In connection with the Russian military actions across Ukraine which began in February 2022, the United States, U.K. and the European Union have imposed aggressive sanctions against Russia and certain Russian controlled regions of Ukraine. U.S. and other economic sanctions change frequently, and enforcement of economic sanctions worldwide is increasing. Subject to certain limited exceptions, U.S. law continues to restrict U.S.-owned or -controlled entities from doing business with Iran and Cuba, and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing and enforcing sanctions regimes.

From time to time, we may be party to drilling contracts with countries or government-controlled entities that become subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. Even in cases where the investment would not violate U.S. law, potential investors could view any such contracts negatively, which could adversely affect our reputation and the market for our common shares. We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.

There can be no assurance that we will be in compliance with all applicable economic sanctions and embargo laws and regulations, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for us to remain in compliance. Any violation of applicable economic sanctions could result in civil or criminal penalties, fines, enforcement actions, legal costs, reputational damage or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common shares or other securities. Additionally, some investors may decide to divest their interest, or not to invest, in our common shares and other securities simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, or our jack-up rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares and other securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Changing corporate laws and reporting requirements could have an adverse impact on our business.

We may face greater reporting obligations and compliance requirements as a result of changing laws, regulations and standards such as the UK Modern Slavery Act 2015 and GDPR. We have invested in, and intend to continue to invest in, reasonable resources to address evolving standards and to maintain high standards of corporate governance and disclosure, including our Whistleblowing Policy and Procedures. Non-compliance with such regulations could result in governmental or other regulatory claims or significant fines that could have an adverse effect on our business, financial condition, results of operations, cash flow, and ability to make distributions.

The United Kingdom’s withdrawal from the European Union might have uncertain effects and could adversely impact the offshore drilling industry.

0.9% of our total revenues were generated in the U.K. for the year ended December 31, 2023. In addition, certain of our jack-up rigs may from time to time move into territorial waters of the U.K. In 2019, some of our management team relocated to the U.K. and certain of our onshore employees may from time to time be employed by Borr Drilling Management UK, which is based in the U.K.

The U.K. formally exited the EU on January 31, 2020 (commonly referred to as “Brexit”). On December 24, 2020, both parties entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas (subject to rules of origin requirements). Uncertainty exists regarding the ultimate impact of the Trade and Cooperation Agreement, as well as the extent of possible financial, trade, regulatory and legal implications of Brexit. Brexit also contributes to global political and economic uncertainty, which may cause, among other consequences, volatility in exchange rates and interest rates, and changes in regulations.
RISK FACTORS RELATED TO OUR COMMON SHARES
The price of our common shares may fluctuate widely in the future, and you could lose all or part of your investment.

The market price of our common shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, and economic trends. The following is a non-exhaustive list of factors that could affect our share price:

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

•the failure of research analysts to cover our common shares;

•sales of our common shares by us or shareholders, or the perception that such sales may occur;

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

In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares.

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
In light of current market conditions, and the trading price of our common shares, any issuance of new equity securities could be at prices that are significantly lower than the purchase price of such common shares by other investors, thereby resulting in dilution of our existing shareholders.

As of the date of this filing, we have 252,996,439 common shares outstanding, and the Related Parties (as defined below) collectively owned 17,787,506 of our common shares or approximately 7.0% of our total outstanding common shares. Such common shares, as well as common shares held by our employees and others are eligible for sale in the United States under Rule 144 under the Securities Act (“Rule 144”) and are generally freely tradable on the Oslo Børs. In addition, our two largest shareholders Granular Capital Ltd and Allan & Gill Gray Foundation, in the aggregate, hold 28.1% of our total outstanding common shares.

Future issuances by us and sales of common shares by significant shareholders may have a negative impact on the market price of our common shares. In particular, sales of substantial amounts of our common shares (including common shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our shareholders include Drew and affiliates thereof, including Magni Partners (collectively, the “Related Parties”). We maintain commercial relationships with our Related Parties, including advisory arrangements that are currently in place and under which services continue to be provided to us. Certain of our Related Parties have, in the past, provided foundational loans to us.

The chairman of our Board, Mr. Tor Olav Trøim, also serves as a director of one of our Related Parties. This position may conflict with his duties as one of our directors regarding business dealings and other matters between each of the Related Parties and us. Our Directors owe fiduciary duties to both us and each respective Related Party and may have conflicts of interest. The resolution of these conflicts may not always be in our or our shareholders’ best interests.

Please see the section entitled “Item 7.B. Related Party Transactions” for more information, including information on the commercial arrangements between us and the Related Parties.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common shares could decline.

The trading market for our common shares may depend in part on the research reports that securities or industry analysts publish about us or our business. We may never obtain significant research coverage by securities and industry analysts. If limited securities or industry analysts continue coverage of us, the trading price for our common shares and other securities would be negatively affected. In the event we obtain significant securities or industry analyst coverage, and one or more of the analysts who covers us downgrades our securities, the price of our common shares would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our common shares could decrease, which could cause the price of our common shares and other securities and their trading volume to decline.

We cannot guarantee we will pay dividends in any specified amounts or particular frequency or at all.

In the fourth quarter of 2023 and the first quarter of 2024, we announced that our Board had approved a cash distribution of $0.05 per share for the third quarter of 2023 and the fourth quarter of 2023 respectively. Under our Bye-Laws, any further dividends declared will be in the sole discretion of our Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities, although the payment of certain dividends is restricted by the covenants in certain of our existing bonds and loans. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow and liquidity. Any future declaration, amount and payment of dividends will be at our sole discretion and depend upon factors, such as our results of operations, financial condition, earnings, capital requirements, restrictions in our debt instruments (including the indenture for our Notes, which restricts dividends) and legal requirements. Although we currently intend to pay regular quarterly cash dividends, we cannot provide any assurances that any such regular dividends will be paid in any specified amount or at any particular frequency, or at all.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are incorporated under the laws of Bermuda, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be nonresidents of the United States, and all or a substantial portion of the assets of these nonresidents are located outside the United States As a result, it may be difficult or impossible for you to effect service of process on these individuals in the United States or to enforce in the United States judgments obtained in U.S. courts against us or our Directors and Officers based on the civil liability provisions of applicable U.S. securities laws.

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

Based on the composition of our income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2023 and we do not anticipate being a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance, however, that we were not a PFIC for the taxable year ended December 31, 2023 or that we will not be a PFIC for the current taxable year or foreseeable future taxable years. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. Moreover, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. Because there are uncertainties in the application of the relevant rules, however, it is possible that the Internal Revenue Service (the “IRS”) may challenge our classification of such income or assets as non-passive, which could cause us to become classified as a PFIC for the current or subsequent taxable years.

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
B.BUSINESS OVERVIEW
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. We currently own 22 rigs with an additional two jack-up rigs scheduled to be delivered by the end of 2024. Upon delivery of these newbuild jack-up rigs, we will have a fleet of 24 premium jack-up rigs, which refers to rigs delivered from the yard in 2000 or later.

We are one of the largest international operators of drilling rigs within the jack-up segment and the shallow-water market is our operational focus. Jack-up rigs can, in principle, be used to drill (i) exploration wells, i.e. explore for new sources of oil and gas or (ii) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling and constitutes the vast majority of current activity. Shallow-water oil and gas production is generally a lower-cost production, in terms of cost per barrel of oil, as compared to other offshore production. As a result, and due to the shorter period from investment decision to cash flow, E&P Companies have an incentive to invest in shallow-water developments over other offshore production categories.
We contract our jack-up rigs primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2023, our top five customers by revenue, including related party revenue were Perfomex, Saudi Arabian Oil Company, ENI Congo S.A., Brunei Shell Petroleum Company Sendiran Berhad and BW Energy Gabon S.A.. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells, or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations which earn related party revenue) was $1,206.5 million as of December 31, 2023 and $929.8 million as of December 31, 2022. We currently operate in significant oil-producing geographies throughout the world, including the Middle East, the North Sea, Mexico, West Africa and South East Asia. We continue to operate our business with a competitive cost base, driven by a strong and experienced organizational culture and an actively managed capital structure.
The following chart illustrates the development in our fleet since inception:

	As of December 31,
	2023	2022	2021	2020	2019	2018	2017
Total fleet as of January 1,	22	23	24	28	27	13	—
Jack-up rigs acquired (1)	—	—	—	—	1	23	12
Newbuild jack-up rigs delivered from shipyards	—	—	—	2	2	9	1
Jack-up rigs disposed	—	(1)	(1)	(6)	(2)	(18)	—
Total fleet as of December 31,	22	22	23	24	28	27	13
Newbuild jack-up rigs not yet delivered as of December 31, (2)	2	5	5	5	7	9	13
Total fleet as of December 31,	24	27	28	29	35	36	26
(1) Includes the acquisition of one semi-submersible rig in 2018 which was subsequently sold in 2020.
(2) During the year ended December 31, 2022, the Company agreed to sell three newbuild rigs which the Company had previously agreed to purchase from Seatrium to an undisclosed third-party. As of December 31, 2023, we had two newbuild jack-up rigs not yet delivered, resulting in a total fleet of 24 rigs (giving effect to delivery of the newbuilds).
Our History
Important events in the development of our business include the following.
(i) Acquisition of Hercules Rigs
On December 2, 2016, we agreed to purchase two premium jack-up rigs (the “Hercules Rigs”) from Hercules British Offshore Limited (“Hercules”). The transaction was completed on January 23, 2017 (the “Hercules Acquisition”). The Hercules Rigs, “Frigg” (in 2023 renamed "Arabia III") and “Ran,” were acquired for a total price of $130.0 million. Each rig is a premium jack-up rig.
(ii) Acquisition from Transocean
On March 15, 2017, we signed a letter of intent with Transocean Inc. (“Transocean”) for the purchase of certain Transocean subsidiaries owning 10 jack-up rigs and the rights under five newbuilding contracts (the “Transocean Transaction”). On May 31, 2017, we completed the Transocean Transaction for a total price of $1,240.5 million. Since the acquisition closed, two of the rigs under the newbuilding contracts have been delivered, “Saga” and “Skald,” one rig under newbuilding contract "Tivar" was sold in the fourth quarter of 2022, and an additional two rigs with a contractual delivery in July 2025 and a best efforts expedited delivery date of August 2024 (for "Vale") and September 2025 with a best efforts expedited delivery date of November 2024 (for "Var"). Of the rigs initially delivered at closing, four were standard jack-up rigs and six were premium jack-up rigs. Since the closing of the Transocean Transaction, we have divested all of the four standard jack-up rigs and two cold stacked premium jack-up rigs, as there was no economic incentive to reactivate these rigs.
(iii) Acquisition from PPL
On October 6, 2017, we entered into a master agreement with PPL for six premium jack-up drilling rigs and three premium jack-up drilling rigs under construction at its yard in Singapore (together, the “PPL Rigs”). The consideration in the transaction with PPL (the “PPL Acquisition”) was $1,300 million, of which $55.8 million was paid per rig on October 31, 2017, and we entered into loans for delivery financing for a portion of the purchase price equal to $87.0 million per rig from PPL. All of the PPL Rigs have been delivered and one rig, "Gyme", was sold in 2022.
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
(v) Acquisition from Seatrium
On May 16, 2018, we entered into an agreement with Seatrium to acquire five premium jack-up rigs under construction from Seatrium (the “Seatrium Acquisition”). The purchase price for the Seatrium Rigs was $742.5 million. We took delivery of the newbuild jack-up rigs "Hermod", “Heimdal” (in 2022 renamed "Arabia I" and "Arabia II"), and “Hild” in October 2019, January 2020 and April 2020, respectively. We were due to take delivery of the remaining two newbuild jack-up rigs "Huldra" and "Heidrun" under the agreement in 2020, however, the delivery of these rigs was initially deferred to 2022 and subsequently to 2023. In the fourth quarter of 2022, we sold "Huldra" and "Heidrun" to a third party, and in 2023 the rigs were delivered to the buyer.
(vi) Acquisition of Seatrium’s Hull B378
In March 2019, we entered into an assignment agreement with BOTL Lease Co. Ltd. for the assignment of the rights and obligations under a construction contract to take delivery of one KFELS Super B Bigfoot premium jack-up rig identified as Seatrium’s Hull No. B378 from Seatrium for a purchase price of $122.1 million. The construction contract was, at the same time, novated to our subsidiary, Borr Jack-Up XXXII Inc., and amended. We took delivery of the jack-up rig on May 9, 2019 and the rig was subsequently renamed “Thor.”
Divestments
From time to time we consider opportunities to sell our jack-up rigs. Set forth below is an overview of the rig divestments since the beginning of 2022.

In September 2022, we entered into an agreement with a third party to sell the three rigs under construction "Tivar", "Heidrun" and "Huldra" for total consideration of $320.0 million. The Company and Seatrium agreed to novate the rights and obligations under the newbuilding contracts for the three rigs from the Company to the buyer, thereby releasing the Company from all obligations under these contracts. The "Tivar" was delivered to the buyer in November 2022, and the "Huldra" and "Heidrun" were delivered to the buyer in July 2023 and October 2023, respectively.

In November 2022, we sold the "Gyme" for a price of $120.0 million, pursuant to an undertaking by the Company under its most recent refinancing with PPL completed in October 2022.
OUR BUSINESS
Our Competitive Strengths
We believe that our competitive strengths include the following:

One of the largest jack-up drilling rig contractors with one of the youngest fleets
We have one of the youngest and largest fleets in the jack-up drilling market. All of our rigs were built in or after 2011 and, as of December 31, 2023, the average age of our premium fleet (excluding our newbuilds not yet delivered) is 7.0 years (implying an average building year of 2017), which we believe is among the lowest average fleet age in the industry. New and modern rigs that offer technically capable, operationally flexible, safe and reliable contracting are increasingly preferred by customers. We compete for and secure new drilling contracts from new tenders as well as privately negotiated transactions. We believe, based on our young fleet and growing operational track record, that we are better placed to secure new drilling contracts as offshore drilling demand rises, than our competitors who operate older, less modern fleets.
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
Commitment to safety and the environment
We are focused on developing a strong quality, health, safety and environment ("QHSE"), culture and performance history. We believe that the combination of quality jack-up rigs and experienced and skilled employees contributes to the safety and effectiveness of our operations. Since the 2010 Deepwater Horizon Incident (to which we were not a party to), there has been an increased focus on offshore drilling QHSE issues by regulators as well as by the industry. As a result, E&P Companies have imposed increasingly stringent QHSE rules on their contractors, especially when working on challenging wells and operations where the QHSE risks are higher. Our commitment to strong QHSE culture and performance is reflected in our Technical Utilization rate, excluding our joint venture operations, of 98.3% in 2023 (98.9% in 2022), and our excellent safety record over the same period. We believe our focus on providing safe and efficient drilling services will enhance our growth prospects as we work towards becoming one of the preferred providers in the industry as the market continues to improve.
Strong and diverse customer relationships
We have strong relationships with our customers rooted in our employees’ expertise, reputation and history in the offshore drilling industry, as well as our growing operational track record and the quality of our fleet. Our customers are oil and gas E&P Companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. For the year ended December 31, 2023, our five largest customers in terms of revenue, including related party revenue were Perfomex, Saudi Arabian Oil Company, ENI Congo S.A., Brunei Shell Petroleum Company Sendiran Berhad and BW Energy Gabon S.A. We believe that we are responsive and flexible in addressing our customers’ specific needs and seek collaborative solutions to achieve customer objectives. We focus on strong operational performance and close alignment with our customers’ interests, which we believe provides us with a competitive advantage and will contribute to contracting success and rig utilization.
Management team and Board members with extensive experience in the drilling industry
Our management team and Board of Directors have extensive experience in the oil and gas industry in general and in the drilling industry in particular. In addition, members of our management team have extensive experience with drilling companies and companies in the oil and gas industry operating in the jack-up drilling market. Members of our management team and Board have held leadership positions at prominent offshore drilling and oilfield services companies, including Schlumberger Limited, Marine Drilling Companies, Inc., Seadrill Limited, Noble Corporation, Valaris Limited and North Atlantic Drilling Ltd and have experience which complements one another and have assisted, and continue to assist, in our ongoing development.
Our Business Strategies
We intend to continue to strive to meet our primary business objective of continuing to be a preferred operator to our customers in the jack-up drilling market while also maximizing the return to our shareholders. To achieve this, our strategies include the following:
Deploy high-quality rigs to service the industry

We have one of the leading jack-up rig fleets in the industry. We believe that shallow-water drilling, as performed by our jack-up rigs, has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We believe this makes shallow-water drilling more attractive than deep-water projects in the current economic and industry climates. We believe our footprint in the industry is growing. Between April 1, 2018, and December 31, 2023, (excluding backlog from joint venture operations which earns related party revenue) we signed 76 contracts (64 as at December 31, 2022) for drilling services with an aggregate value of approximately $2,445.7 million ($1,713.0 million as at December 31, 2022), including 39 (35 as at December 31, 2022) with new customers. During this period, we also signed seven extensions and have had 36 options exercised. As of March 22, 2024, all of our 22 rigs are under contract or committed for future contracts. Our Economic Utilization, which reflects the proportion of the potential full contractual dayrate that each contracted jack-up rig actually earned each day, excluding joint venture operations, for the year ended December 31, 2023 was 97.9% (98.1% in 2022).
Be a preferred provider in the industry
We have established strong and long-term relationships with key participants and customers in the offshore drilling industry, and we seek to deepen and strengthen these relationships as part of our strategy. This involves identifying value add services for our customers. Based on our premium, young and largely uniform fleet, our experienced team and a solid industry network, we believe that we are well-positioned to capitalize on improving trends as we seek to continue to establish ourselves as a preferred provider to these customers.
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
Our Fleet
We believe that we have one of the most modern jack-up fleets in the offshore drilling industry. Our drilling fleet currently consists of 22 rigs, of which all are premium jack-up rigs. In addition, we have agreed to purchase two additional premium jack-up rigs which are expected to be delivered in the second half of 2024. We define premium jack-up rigs as rigs built in 2000 or later and which are suitable for operations in water depths up to 400 feet with an independent leg cantilever design. All but one of our rigs were built after 2013 and as of December 31, 2023, the average age of our fleet was 7.0 years.
Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jack-up rig is towed to the drill site with its hull riding in the water and its legs raised. At the drill site, the jack-up rigs' legs are lowered until they penetrate the seabed. Its hull is then elevated (jacked-up) until it is above the surface of the water. After the completion of drilling operations at a drill site, the hull is lowered until it rests on the water and the legs are raised at which point the rig can then be relocated to another drill site. Jack-up rigs typically operate in shallow water, generally in water depths of less than 400 feet and with crews of 90 to 150 people. We believe that our modern fleet allows us to enjoy better utilization and higher daily rates for our jack-up rigs than competitors with older rigs.
Each rig in our fleet is certified by the American Bureau of Shipping ("ABS"), enabling universal recognition of our equipment as qualified for international operations. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use include age of the rig, geographic location, technical specifications and whether such rigs are warm stacked or cold stacked.
The following table sets forth additional information regarding our consolidated jack-up rig fleet as of March 22, 2024:

PREMIUM JACK-UP RIGS
Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/Status	Contract Start	Contract End	Location	Comments

PREMIUM JACK-UP RIGS
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTT Exploration and Production Public Company Limited ("PTTEP")	Jun 2021	Jun 2024	Thailand	Operating
				PTTEP	July 2024	Sept 2025	Thailand	Committed with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	Apr 2022	Apr 2024	Qatar	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	Feb 2024	Feb 2026	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	PETRONAS Carigali Sdn Bhd	Jan 2024	June 2024	Indonesia	Operating
				Undisclosed	July 2024	Sept 2024	South East Asia	Letter of Award
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	Dec 2022	May 2024	Gabon	Operating
					Jun 2024	July 2024	Gabon	Committed
Gerd	PPL Pacific Class 400	400 ft	2018	Bunduq	Dec 2023	Aug 2024	United Arab Emirates	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	Jan 2022	March 2024	Congo	Operating
					Apr 2024	Dec 2025	Congo	Letter of Award
Ran (1)	KFELS Super A Class	400 ft	2013	Total Energies	Nov 2023	Sep 2024	Mexico	Operating with option to extend
				Wintershall	Oct 2024	Dec 2024	Mexico	Committed
Odin	KFELS Super B Bigfoot Class	350 ft	2013	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Galar	PPL Pacific Class 400	400 ft	2017	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	(Opex Perforadora) PEMEX	Oct 2022	Dec 2025	Mexico	Operating
Prospector 1 (1)	F&G, JU2000E	400 ft	2013	Neptune Energy	Sep 2023	March 2024	Netherlands North Sea	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	Nov 2022	Nov 2026	Brunei	Operating with option to extend

PREMIUM JACK-UP RIGS
Prospector 5 (1)	F&G, JU2000E	400 ft	2014	ENI	Nov 2022	March 2024	Congo	Operating with option to extend
					Apr 2024	May 2026	Congo	Letter of Award
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	Dec 2023	Aug 2024	Thailand	Operating
					Sept 2024	Aug 2025	Thailand	Committed with option to extend
Gunnlod	PPL Pacific Class 400	400 ft	2018	ROC Oil	Jan 2024	May 2024	Malaysia	Operating
Arabia III(4)	KFELS Super A Class	400 ft	2013	Saudi Arabian Oil Company	Sept 2023	Sept 2028	Saudi Arabia	Operating with option to extend
Arabia I(2)	KFELS B Class	400 ft	2020	Saudi Arabian Oil Company	Oct 2022	Oct 2025	Saudi Arabia	Operating with option to extend
Arabia II(3)	KFELS B Class	400 ft	2019	Saudi Arabian Oil Company	Oct 2022	Oct 2025	Saudi Arabia	Operating with option to extend
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	Oct 2023	Oct 2025	Mexico	Operating
(1) HD/HE Capability
(2) Rig previously known as 'Heimdal'
(3) Rig previously known as 'Hermod'
(4) Rig previously known as 'Frigg''

PREMIUM JACK-UP RIGS UNDER CONSTRUCTION
Rig Name	Rig Design	Rig Water Depth (ft)	Customer/Status	Location	Comments
Vale	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig delivery expected in August 2024
Var	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig delivery expected in November 2024

Customer and Contract Backlog
Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. As of December 31, 2023, our largest customers in terms of revenue were Perfomex, Saudi Arabian Oil Company, ENI Congo S.A., Brunei Shell Petroleum Company Sendiran Berhad and BW Energy Gabon S.A. Our jack-up rigs are contracted to customers for periods between a couple of months, to several years.
As of December 31, 2023, excluding our joint venture operations in Mexico, we had 17 operating or committed jack-up rigs in total, including six in South East Asia, five in the Middle East, three in West Africa, two in Mexico, and one in the North Sea. The Technical Utilization and Economic Utilization for our drilling fleet, excluding our joint venture operations in Mexico, was 98.3% and 97.9%, respectively, during 2023.
During the year ended December 31, 2023, we received a number of new contracts, letters of award and options exercised, increasing our total contract backlog, excluding our joint venture operations in Mexico, to $1,206.5 million as at December 31, 2023, a significant increase from $929.8 million as at December 31, 2022. Amounts of actual revenues earned and the periods for which revenues are earned may be different from those implied by the Total Contract Backlog due to several factors, including shipyard and maintenance projects, downtime or standby time, and various other factors which may result in lower revenues than implied by our total contract backlog. For example, downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable daily rates than the full contractual operating daily rate.
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
Certain of our drilling contracts contain terms which allow them to be terminated at the option of the customer, in some cases upon payment of an early termination fee or compensation for costs incurred up to termination. Any such payments, however, may not fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer, typically without any termination payment, in certain circumstances such as non-performance, in the event of extended downtime or impaired performance caused by equipment or operational issues or periods of extended downtime due to other conditions beyond our control, of which there are many. A number of our customers have contractual rights to terminate their contracts with us if performance is prevented for a prolonged period due to force majeure events. We may also be affected by force majeure provisions in contracts between our customers or suppliers and third parties. We may also face contract suspension due to prevailing market conditions.
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
Joint Venture and Partner Relationships
In some areas of the world, local content requirements, customs and practices, necessitate the formation of joint ventures with local participation. Local laws or customs or customer requirements in some jurisdictions also effectively mandate the establishment of a relationship with a local agent or partner. For more information regarding certain local content requirements that may be applicable to our operations from time to time, please see the section entitled “Item 4.B. Business Overview — Regulation — Environmental And Other Regulations in the Offshore Drilling Industry — Local Content Requirements.” When appropriate in these jurisdictions, we will enter into agency or other contractual arrangements. We may or may not control these joint ventures. We participate in joint venture drilling operations in Mexico and may participate in additional joint venture drilling operations in the future. We may also enter into joint ventures even if not required, where we seek to partner with another party.
Mexico
We, along with our local partner in Mexico, CME, are party to a contract to provide integrated well services ("IWS") to Pemex. On March 20, 2019, our subsidiary, Borr Drilling Mexico S. de R.L. de C.V. (“BDM”), and a CME subsidiary, Opex (together with BDM, the “Contractor”), entered into a contract for the provision of IWS to Pemex (the “Cluster 2 Contract”). Borr Drilling Limited guaranteed the performance of the Contractor’s obligations under the first Pemex Contract and our subsidiary, Borr Mexico Ventures Limited ("BMV") is a shareholder in the joint venture arrangements in connection with the Cluster 2 Contract (the “IWS JVs”). With effect from June 28, 2019, BMV owned a 49% interest in both Opex and a second joint venture entity, Perfomex and CME owned the remaining 51%. Operations under the first Pemex Contract commenced in August 2019. The Pemex Cluster 2 Contract was extended in December 2019 to include a third rig. In December 2019, with CME, we were assigned a second integrated contract with Pemex under a similar structure for two further rigs (the “Cluster 3 Contract” and, together with the Cluster 2 Contract, the “Pemex Contracts”). For the purposes of these additional contracts, two new subsidiaries were incorporated with the same shareholding interests as Opex and Perfomex; Akal was established to deliver IWS to Pemex, and Perfomex II to deliver drilling, technical, management and logistics services to Akal. Operations under the Cluster 3 Contract commenced in March 2020.
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
On August 4, 2021, the Company's subsidiary BMV executed a Stock Purchase Agreement with Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, representing the Company's disposal of the IWS operating segment, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale enabled us to streamline our operations in Mexico, and focus on our dayrate drilling services provided by the remaining Mexican Joint Ventures. Connected with the sale, we received cash consideration of $10.6 million, and a repayment of funding of $5.4 million.
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
Geographical Focus
We bid for contracts globally, however our current geographical focus is the Middle East, South East Asia, Europe, Mexico, and West Africa. This is based on our current assessment of potential contracting opportunities, including, pre-tender and tender activity. Several countries within these regions, such as Nigeria and Malaysia, have laws that regulate operations and/or ownership of rigs operating within their jurisdiction, including local content and/or local partner requirements. In order to comply with these regulations, and successfully secure contracts to operate in these regions, we have employed personnel with significant experience in countries within these regions. Adapting to the above-mentioned factors is, and will continue to be, part of our business. See Note 4 - Segments of our Audited Consolidated Financial Statements included herein for the amount of operating revenues earned by each geographical region for the years ended December 31, 2023, 2022 and 2021.
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
War Risk Insurance
We maintain war risk insurance for our rigs up to a maximum amount of $200 million per rig depending on the value of the protection and indemnity and hull and machinery insurance policies for each rig and subject to certain coverage limits, deductibles and exclusions. The terms of our war risk policies include a provision whereby underwriters can, upon service of seven days’ prior written notice to the insured, cancel the policies in the event that the insured has or may have breached sanctions. Further, the policies will automatically terminate after the outbreak of war, or war-like conditions, between two or more of China, the United States, the United Kingdom, Russia and France.
Loss of Hire Insurance
We maintain loss of hire insurance for certain of our jack-up rigs to cover loss of revenue in the event of extensive downtime caused by physical damage covered by our hull and machinery insurance policies. Provided such downtime continues for more than 45 days, the policies will cover an agreed daily rate of hire for such downtime up to a maximum of 180 days, not to exceed 100% of the daily loss of hire for such period. The decision to obtain loss of hire insurance is taken where required by the terms of our finance agreements in respect thereof and otherwise on a case-by-case basis whenever a rig is contracted for drilling operations. The amount covered under a loss of hire policy will depend on, among other things, the duration of the contract, the contract rates and other terms of the relevant drilling contract.
Protection and Indemnity Insurance
We purchase protection and indemnity insurance and excess umbrella liability insurance. Our protection and indemnity insurance covers third-party liabilities arising from the operation of our rigs, including personal injury or death (for crew and other third-parties), collisions, damage to fixed and floating objects and statutory liability for oil spills and the release of other forms of pollution, such as bunkers, and wreck removal. The protection and indemnity insurance policies, together with our excess umbrella policy, cover claims up to the maximum of the agreed total claim amount, but not exceeding the maximum of $510 million (for our operational rigs) or $210 million (for our stacked rigs), as applicable, depending on contractual obligations and area of operation. The excess umbrella insurance policy referred to above covers an additional $100 million to $200 million per event, in addition to our protection and indemnity insurance policies, as part of our overall combined maximum insurance coverage. If the aggregate value of a claim against one of our rig-owning subsidiaries under a protection and indemnity insurance policy exceeds the maximum of $210 million or $310 million (for our rigs in Mexico), the excess umbrella insurance policy will cover an additional agreed amount. We are self-insured for costs in excess of the overall combined maximum limit of coverage, or $210 million for stacked rigs and the agreed aggregate limit between $310 million and $510 million for an operational rig, as agreed. If the aggregate value of a claim against one of our subsidiaries under a protection and indemnity insurance policy exceeds $210 million or $310 million, the excess umbrella policy will for rigs that are not laid-up cover an additional sum between $100 million and $200 million as agreed for each rig, but maximum $510 million combined, meaning that we are self-

insured for costs in excess of the total combined limit, as agreed. We retain the risk for the deductible of up to $25,000 per claim relating to protection and indemnity insurance or up to $250,000 for claims made in the United States.
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
Environmental and Other Regulations in the Offshore Drilling Industry
Our operations are subject to numerous QHSE laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations which may include laws or regulations pertaining to climate change, carbon emissions or energy use, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our jack-up rigs operate or are registered, which can significantly affect the ownership and operation of our jack-up rigs. See the section entitled “Item 3.D. Risk Factors — Risk Factors Related to Applicable Laws and Regulations — We are subject to complex environmental laws and regulations that can adversely affect us.”

Class and Flag State Requirements
Each of our rigs is subject to regulatory requirements of its flag state. Flag state requirements reflect international maritime requirements and are in some cases further interpolated by the flag state itself. These include engineering, safety and other requirements related to offshore industries generally. In addition, in order to be permitted to operate, each of our jack-up rigs must be certified by a classification society as being “in-class,” which provides evidence that the jack-up rig was built, and is maintained, in accordance with the rules of the relevant classification society and complies with applicable rules and regulations of the flag state as well as the international conventions to which that country is a party. Maintenance of class certification has a significant cost and although dry docking is not necessary for the five year special periodic survey, underwater inspections are required every thirty months. This is required to verify the integrity of our jack-up rigs and maintain compliance with class requirements. Moreover, we could be required to take a jack-up rig out of service for repairs or modifications. Our jack-up rigs are certified as being “in-class” by ABS and we comply with the mandatory requirements of the national authorities in the countries in which our jack-up rigs operate. In addition, classification societies are authorized to issue statutory certificates on the basis of delegated authority from the flag states for some of the internationally required certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units certificate.
International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships ("MARPOL"), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), the International Convention for the Safety of Life at Sea of 1974 as amended, the Code for the Construction and Equipment of Mobile Offshore Drilling Units, 2009 and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, effective as of 2017 (the “BWM Convention”). These conventions have been widely adopted by United Nation member countries, and in some jurisdictions in which we operate, these regulations have been expanded upon. These various conventions regulate air emissions and other discharges to the environment from our jack-up rigs worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases.
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
Periods of high demand are typically followed by a shortage of rigs and consequently higher dayrates which, in turn, makes it advantageous for industry participants to place orders for new rigs. After difficult market conditions in 2020 and 2021, we have seen market recovery in 2022 and 2023 with all the Company's jack-up rigs excluding newbuildings being operational at December 31, 2023, with rig global fleet utilization exceeding pre-COVID-19 levels, reaching levels in the market last seen in 2014.

The Jack-Up Rig Segment
Jack-up rigs can, in principle, be used to drill (i) exploration wells, i.e. explore for new sources of oil and gas or (ii) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling and constitutes the vast majority of current demand. Shallow-water oil and gas production is generally a low-cost production, in terms of cost per barrel of oil. As a result, and due to the shorter period from investment decision to cash flow, E&P Companies have an incentive to invest in shallow-water developments over other offshore production categories.
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
Borr Valhalla Holding Limited
Borr (UK) Holdings Limited
Borr Mexico Ventures Limited
Borr Drilling Management (UK) Limited
Borr Holdings Limited
Borr International Ventures Limited
Borr Midgard Assets Ltd.
Rig-Owning Subsidiaries
Mexican Operating Subsidiaries
51%
Mexican Joint Ventures (Perfomex, Perfomex II)
Borr Drilling Management DMCC
Paragon Offshore Limited
Borr Jack-Up Assets (UK) Limited
Rig-Owning Subsidiaries
Owners of JV Rigs Operating in Mexico
Rig-Owning and Operating Subsidiaries
Legacy Paragon Offshore Subsidiaries
Rig-Owning Subsidiaries
97%
Borr Finance LLC
Rig-Owning Subsidiaries
Borr Drilling Management AS
Operating Subsidiaries
Borr Arabia Well Drilling LLC

Our subsidiary Borr Mexico Ventures Limited holds a 51% interest in two Mexican entities Perfomex and Perfomex II, and a subsidiary of our local operating partner in Mexico holds the remaining 49% interest.

D.PROPERTY, PLANT AND EQUIPMENT
We do not own any material interest in real estate. Our principal executive office is located in Bermuda, while our operational headquarters are located in London. Our principal lease is the rental of approximately 16,206 sq ft of office space in Aberdeen, UK under a ten year lease which began in 2019. In addition we rent office space in Oslo, Stavanger, Singapore, Kuala Lumpur,

Kuala Belait, Doha, Bangkok, London, Dubai, Al-Khobar, Pointe Noire and Port Gentil, however we do not consider these as material leases. In addition to office space, we also rent storage and yard facilities to support our operations in the countries we operate in.
We own a modern fleet of premium jack-up rigs. See “Item 4.B. Business Overview - Our Business - Our Fleet” for a summary of our consolidated fleet of jack-up rigs as well as jack-up rigs under construction as of March 22, 2024.

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
We are a preferred operator to our customers of jack-up rigs within the jack-up drilling market. The shallow-water market is our operational focus as it has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We contract our jack-up rigs and associated offshore crews, primarily on a dayrate basis, to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations which earns related party revenue) was $1,206.5 million as of December 31, 2023 and $929.8 million as of December 31, 2022. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, Mexico, West Africa, Middle East and South East Asia. We operate our business with a competitive cost base, driven by a strong and experienced organizational culture and a carefully managed capital structure.
From our initial acquisition of rigs in early 2017, we have become one of the world’s largest international offshore jack-up drilling contractors by number of jack-up rigs, with an average fleet age among the lowest in the industry. The summary in “Item 4.B. Business Overview” illustrates the development in our fleet since our inception.
How We Evaluate Our Business
During the years ended December 31, 2023 and 2022, we had one operating segment consisting of operations performed under our dayrate model (which includes rig charters and ancillary services), however, prior to 2022, we had an additional operating segment consisting of operations performed under the IWS model. IWS operations were performed by our joint venture entities Opex and Akal. On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49%

interest in each of Opex and Akal (see Note 7 - Equity Method Investments of our Audited Consolidated Financial Statements included herein), representing the Company's disposal of the IWS operating segment.
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
Total Contract Backlog (in $ millions) is calculated as the maximum contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Total Contract Backlog excludes revenue resulting from mobilization and demobilization fees, contract preparation, capital or upgrade reimbursement, recharges, bonuses and other revenue sources and is not adjusted for planned out-of-service periods during the contract period. Total Contract Backlog excludes backlog from joint venture operations which earn related party revenue.
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
Our Total Contract Backlog (excluding backlog from joint venture operations which earn related party revenue), expressed in U.S. dollars and in number of years, as of December 31, 2023, 2022 and 2021, were as follows:

	As of December 31,
	2023	2022	2021
Total Contract Backlog (in $ millions)(1)	$1,206.5	$929.8	$324.8
Total Contract Backlog (in contracted rig years)(1)	25	24	12
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
Total Recordable-Incident Frequency (TRIF)
TRIF is a measure of the rate of recordable workplace injuries. TRIF, as defined by the International Association of Drilling Contractors, is derived by multiplying the number of recordable injuries during the twelve-month period prior to the specified date by 1,000,000 and dividing this value by the total hours worked in that period. An incident is considered “recordable” if it results in medical treatment over certain defined thresholds (such as receipt of prescription medication, stitches to close a wound, inability to carry out normal work activity, or time spent away from work).
Weighted Average Number of Operating Rigs
Weighted Average Number of Operating Rigs describes the number of jack-up rigs operating, which may be compared to our total available jack-up fleet. We define operating rigs as all of our jack-up rigs that are currently operating on firm commitments for contract drilling services, represented by definitive agreements. This excludes our jack-up rigs which are stacked, undergoing reactivation programs and newbuild rigs under construction. The Weighted Average Number of Operating Rigs is the aggregate number of revenue days during the period from contract drilling services, divided by the number of days in the applicable period.
Our Technical Utilization and Economic Utilization (both excluding joint venture operations), Rig Utilization, TRIF and Weighted Average Number of Operating Rigs for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31,
	2023	2022	2021
Technical Utilization (in %)	98.3	98.9	98.4
Economic Utilization (in %)	97.9	98.1	94.8
Rig Utilization (in %)	92.4	72.3	53.3
TRIF (number of incidents)	0.65	1.68	1.00
Weighted Average Number of Operating Rigs	20.1	15.9	11.9
Non-GAAP Financial Measures
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

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net income / (loss) attributable to shareholders of Borr Drilling Limited	Net income / (loss) adjusted for: gain on disposal of jack-up rigs; depreciation of non-current assets; impairment of non-current assets; other non-operating income; income from equity method investments; total financial expenses, net; amortization of deferred mobilization and contract preparation costs; amortization of deferred mobilization and demobilization and other revenue; and income tax.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments and removing the impact of depreciation, financing and tax items.
We believe that Adjusted EBITDA improves the comparability of year-to-year results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.
Significant Events in 2023
Issuance of Unsecured Convertible Bonds due 2028
In February 2023, we raised gross proceeds of $250.0 million through the issuance of new unsecured convertible bonds, which mature in February 2028, the proceeds of which were used to repay our Convertible Bonds due in May 2023. The initial conversion price was $7.3471 per share, with the full amount of the Convertible Bonds convertible into 34,027,031 shares. Following the declaration and payment of a $0.05 per share cash distribution in January 2024 and a further $0.05 per share cash distribution paid in March 2024, the adjusted conversion price is $7.2384 per share, with the full amount of the convertible bonds convertible into 34,538,019 shares. The Convertible Bonds have a coupon of 5.0% per annum payable semi-annually in arrears in equal installments.
Issuance of Senior Secured Bonds due in 2026
In February 2023, we raised gross proceeds of $150.0 million through the issuance of senior secured bonds, due in 2026, the proceeds of which were used to repay the remaining parts of our Convertible Bonds due in May 2023 that were not repaid by the proceeds of the Convertible Bonds due 2028, and for general corporate purposes. The senior secured bonds had a coupon of 9.50% per annum payable semi-annually in arrears, and were secured by, among other assets, first priority mortgages over the jack-up rigs “Frigg”, “Odin” and “Ran”. The senior secured bonds were fully repaid in November 2023 (see below).
Amendment to the Secured Facility with DNB Bank ASA (DNB Facility)
In April 2023, we amended our $150.0 million bilateral facility provided by DNB Bank ASA increasing the facility to $175.0 million. In addition, we entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million, enabling the Company to make freely available the $10.5 million restricted cash related to guarantees and letters of credit in the Consolidated Balance Sheets as at March 31, 2023. In August 2023, we amended our $25.0 million guarantee facility provided by DNB Bank ASA temporarily increasing the facility to $40.0 million until December 31, 2023. The DNB facility was fully repaid in November 2023 (see below).
Issuance of Senior Secured Notes
In November 2023, the Company's wholly-owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued $1,540.0 million in aggregate principal amount of senior secured notes, consisting of $1,025.0 million principal amount of senior secured notes due 2028, issued at a price of 97.750% of par, raising proceeds of $1,001,937,500 and bearing a coupon of 10% per annum and $515.0 million principal amount of senior secured notes due 2030, issued at a price of 97.000% of par, raising proceeds of $499,550,000 and bearing a coupon of 10.375% per annum.

The net proceeds from the issuance of the Notes, together with the proceeds of the private placement of shares in Norway (discussed below), were used to repay all of the Company’s outstanding secured borrowings, being the Company’s $175.0 million facility with DNB Bank ASA, $195.0 million facility with Hayfin Services LLP, the shipyard delivery financing arrangements with PPL and Seatrium, the Company’s $150 million principal amount of Norwegian law senior secured bonds, and to pay related premiums, fees, accrued interest and expenses, in connection with the foregoing.
Entry into Super Senior Credit Facility
In addition, in November 2023, the Company entered into a $180 million Super Senior Credit Facility, comprised of a $150 million RCF and a $30.0 million Guarantee Facility.
See Note 21 - Debt of our audited Consolidated Financial Statements included herein, for further information on the financing facilities described above.
Increases in Share Capital
In connection with the issuance of our $250.0 million Convertible Bonds discussed above, the Company entered into a Share Lending Framework Agreement with DNB Markets ("SLA") with the intention to make up to 25,000,000 loan shares available to DNB for the purposes of facilitating investors’ hedging activities on the Oslo Stock Exchange.
In February 2023, to issue the 25,000,000 loan shares to be made available for borrowing to DNB by the Company under the SLA, the Company's issued share capital was increased by $2,500,000 to $25,426,359.80 divided into 254,263,598 shares, each with a nominal value of $0.10 per share.
During July 2023, we sold 1,293,955 shares of par value $0.10 each under our ATM program, raising gross proceeds of $9.7 million and on August 16, 2023, the Company issued 1,000,000 of shares, of par value $0.10 each, which were subsequently repurchased to be held in treasury for purposes of equity compensation awards.
Further, on October 2023, the Company conducted a private placement of new shares in Norway of NOK equivalent to gross proceeds of $50.0 million, by issuing 7,522,838 shares of par value $0.10 each. On October 27, 2023, the equity offering was settled and the Company's issued number of shares increased to 264,080,391 common shares with a par value of $0.10 per share.
See Note 28 - Stockholders' Equity of our audited Consolidated Financial Statements included herein, for further information.
Share Repurchase Program
In December 2023, the Company announced that its Board of Directors approved a share repurchase program for the Company's shares, to be purchased in the open market and limited to a total amount of $100.0 million. The approval does not have a fixed expiration and the repurchase program may be suspended or discontinued at any time. During December 2023, we repurchased into treasury 125,000 of our shares for a total of $0.8 million.
See Note 28 - Stockholders' Equity of our audited Consolidated Financial Statements included herein, for further information.
Contributed Surplus

On December 22, 2023, at a Special General Meeting, pursuant to the Bermuda Companies Act, the Company's shareholders approved a reduction of the Share Premium (Additional Paid in Capital "APIC") account of the Company from $2,290,578,712 to $290,578,712 by the transfer of $2,000,000,000 of the Share Premium (APIC) to the Company’s Contributed Surplus account, with effect from December 22, 2023. The Contributed Surplus account, as defined by Bermuda law, consists of amounts previously recorded as Share Premium (APIC).
Dividend Declaration
In December 2023, the Company announced that its Board of Directors approved a cash distribution of $0.05 per share for the third quarter of 2023. This cash distribution was paid in January 2024, to shareholders of record at close of business on December 29, 2023.

In February 2024, the Company announced that its Board of Directors approved a cash distribution of $0.05 per share for the fourth quarter of 2023. This cash distribution was paid on March 18, 2024 to shareholders of record at close of business on March 4, 2024.
See Note 28 - Stockholders' Equity of our audited Consolidated Financial Statements included herein, for further information.
Recent Developments
In March 2024, we completed the issuance of $200 million principal amount of additional 10% senior secured notes due in 2028, raising gross proceeds of $211.9 million.
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
Gains or losses on disposals

From time to time we may sell, or otherwise dispose of, our jack-up rigs and/or other fixed assets to external parties. In addition, assets, including certain jack-up rigs, may be classified as “held for sale” on our balance sheets when, among other things, we are committed to a plan to sell such assets and consider a sale probable within twelve months. We may recognize a gain or loss on any such disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.
Operating expenses
Our operating expenses primarily include jack-up rig operating and maintenance expenses, depreciation and impairment, general and administrative expenses.
Rig operating and maintenance expenses are the costs associated with owning a jack-up rig that may from time to time be either in operation or stacked, including:
•Rig personnel expenses: compensation, transportation, training, as well as catering costs while the crew are on the jack-up rig. Such expenses vary from country to country and reflect the combination of expatriate and national, local market rates, unionized trade arrangements, local law requirements regarding social security, payroll charges and end of service benefit payments.
•Rig maintenance expenses: expenses related to maintaining our jack-up rigs in operation, including the associated freight and customs duties, which are not capitalized or deferred. Such expenses do not directly extend the rig life or increase the functionality of the rig.
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
Our general and administrative expenses primarily include all office personnel costs and other miscellaneous expenses incurred by the operational headquarters as well as share-based compensation expenses, fees payable to certain Related Parties under a management agreement for providing business, organizational, strategic, financial and other advisory services.
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
Acquisitions and Disposals
Since our inception in 2016, we have acquired more than 50 jack-up rigs through both the purchase of existing jack-up rigs, companies owning jack-up rigs and contracts for newbuild jack-up rigs, of which we have sold 30 and one semi-submersible. This increase in jack-up rigs and related expansion of operations resulting from an increased number of jack-up rigs under contract has had a significant impact on our results of operations and our balance sheets during the periods presented in our Audited Consolidated Financial Statements included herein. The key characteristics of our rigs owned but not under contract which may yield differences in their marketability or readiness for use, include the age of the rig, the geographic location, the technical specifications and whether such rigs are warm stacked or cold stacked; please see our fleet status report in “Item 4.B. Business

Overview—Our Business—Our Fleet” for further information regarding these features by rig. For more information on our acquisitions and disposals, please see the section entitled “Item 4.B. Business Overview—Our History”.
The table below sets forth information relating to our acquisitions and disposals since our formation:

Transaction (Closing Date)	Transaction Value (1) (In $ millions)	Rigs Purchased (2)	Rig Status at Acquisition	Rig Status as of December 31, 2023(3)
Hercules Acquisition (January 23, 2017)	$130.0	Premium jack-up rigs: 2	Warm stacked: 2	Under contract: 2
Transocean Transaction (May 31, 2017)	$1,240.5	Premium jack-up rigs: 6 Standard jack-up rigs: 4 Contracts for NB jack-up rigs: 5	Warm stacked: 7 Under legacy contract: 3 Under construction: 5	Under contract: 6 Disposed: 7 Under construction: 2
PPL Acquisition (October 6, 2017)	$1,300	Contracts for NB jack-up rigs: 9	Under construction: 9	Under contract: 8 Disposed: 1
Paragon Transaction (March 29, 2018)	$241.3	Premium jack-up rigs: 2 Standard jack-up rigs: 20 Semi-submersible: 1	Warm stacked:16 Under legacy contract: 7	Under contract: 2 Disposed: 21
Seatrium Acquisition (May 16, 2018)	$742.5	Contracts for NB jack-up rigs: 5	Under construction: 5	Under contract: 3 Disposed: 2
Seatrium Hull B378 Acquisition (March 29, 2019)	$122.1	Contract for a NB jack-up rig: 1	Under construction: 1	Under contract: 1

(1) This is the amount reflected in the balance sheets as a result of purchase accounting.
(2) NB denotes Newbuilding
(3) Jack-up rigs “Under Contract” include those rigs which are operating or being prepared or mobilized, or are otherwise awaiting the commencement of drilling operations under the relevant contract.
Acquisitions and Disposals
We have agreements to purchase two undelivered rigs from Seatrium, “Vale” and “Var”. In September 2023, we entered into an agreement with Seatrium, to amend the Construction Contracts for the rigs “Vale” and “Var” and give notice to expedite their delivery dates, on a best efforts basis, to August 15, 2024 and November 15, 2024, respectively, in consideration for an additional payment of $12.5 million (“acceleration costs”) per rig on each respective delivery date. The terms of these future and contingent obligations include: (i) the payment of the final installments on each rig, of $147,406,000 per rig, payable on delivery; (ii) “holding costs” and “cost cover”, accruing until delivery of the rigs, which are payable quarterly in arrears; (iii) acceleration costs, payable on delivery; and (iv) the ability to draw on committed delivery financing of $130.0 million for each rig, with a four-year maturity, subject to a right for the lender to call the loan after three years, with repayments of principal at the rate of $15.0 million per year per rig in years 1 and 2 with the balance of the principal amortizing in years 3 and 4. We have made and may consider in the future acquisitions and disposals of jack-up rigs. Acquisitions or disposals of our jack-up rigs are likely to impact our revenue as well as our operating and maintenance expenses. For details of acquisitions or disposals see “Item 4.B. Business Overview—Our History—Divestments”.
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

•Nature of Our Operating and General and Administrative Expenses: Our operating expenses in 2023 and 2022 reflect expenses relating to operating and non-operating rigs (e.g. costs relating to warm stacking of rigs). We expect the nature of our operating expenses will shift to include primarily expenses related to the ongoing operation of our jack-up rigs. In such case, our operating expenses will depend on various factors, including expenses related to operating our jack-up rigs, maintenance projects, downtime, weather and other operating factors. In addition, we have incurred and expect to incur direct, incremental general and administrative expenses as a result of our being a publicly traded company in the United States and Norway, including costs associated with hiring personnel for positions created as a result of our U.S. and Norway public company status, publishing annual and interim reports to shareholders consistent with SEC, NYSE and Oslo Børs requirements, expenses relating to compliance with the rules and regulations of the SEC, listing standards of the NYSE and the costs of independent director compensation as well as professional and legal fees incurred in the ordinary course of business.
•Financing Arrangements and Investments in Securities: The financial income and expenses reflected in our Audited Consolidated Financial Statements included herein may not be indicative of our future financial income and expenses and may, along with other line items related to our financing arrangements and historical financing arrangements detailed in the section entitled “Item 5.B. Liquidity and Capital Resources—Our Existing Indebtedness,” change as the number of our jack-up rigs under contract increases. As we take delivery of the newbuild rigs we have agreed to purchase, we expect to finance a portion of the purchase price and thus our debt levels and finance expense will increase. The financing arrangements we have had in place historically may not be representative of the agreements that will be in place in the future or that we had in place during our first years of operations. For example, we have amended our financing arrangements in the past, including in 2019, 2020, 2021, 2022 and 2023, and we may amend our existing financing arrangements or enter into new financing arrangements and such new agreements may not be on the same terms as our current financing arrangements. In addition, from time to time, we may make and hold investments in other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of jack-up rigs, subject to compliance with the covenants contained in certain of our financing arrangements which restrict such investments. We also may purchase and hold debt or other securities issued by other companies in the offshore drilling industry from time to time. These financial investments will impact our results of operations.

•Interest Rates and Derivative Values: Following the issuance of the Notes, all of our debt as of December 31, 2023 is on fixed interest rates. However, under the RCF we entered to in November 2023, undrawn as of December 31, 2023, the interest rate is determined with reference to SOFR plus a specified margin.
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

A.OPERATING RESULTS
Year ended December 31, 2023 compared to the year ended December 31, 2022
The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
(in $ millions)	2023	2022
Dayrate revenue	642.0	358.7
Related party revenue	129.6	85.1
Operating revenues	771.6	443.8
Gain on disposals	0.6	4.2
Total operating expenses	(521.8)	(549.9)
Operating income / (loss)	250.4	(101.9)
Other non-operating income	—	2.0
Income from equity method investments	4.9	1.2
Total financial expenses, net	(199.2)	(175.7)
Income tax expense	(34.0)	(18.4)
Net income / (loss) and total comprehensive income / (loss)	22.1	(292.8)
The following table sets forth a reconciliation of net income / (loss) to Adjusted EBITDA for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
(in $ millions)	2023	2022
Net income / (loss)	22.1	(292.8)
Depreciation of non-current assets	117.4	116.5
Impairment of non-current assets	—	131.7
Interest income	(4.9)	(5.4)
Interest expense	177.2	139.2
Foreign exchange loss, net	2.8	0.9
Other financial expenses	24.1	41.0
Income from equity method investments	(4.9)	(1.2)
Gain on disposals (1)	—	(3.5)
Other non-operating income	—	(2.0)
Amortization of deferred mobilization and contract preparation costs	44.6	36.7
Amortization of deferred mobilization, demobilization revenue and other revenue	(61.9)	(22.2)
Income tax expense	34.0	18.4
Adjusted EBITDA	350.5	157.3
(1) Gain on disposals includes $3.5 million associated with the net gain on disposal of jack-up rigs, which is excluded from our Adjusted EBITDA calculation. See Note 6 - Gain on Disposals of our Audited Consolidated Financial Statements included herein.
Operating Revenues
Total operating revenues increased by $327.8 million to $771.6 million for the year ended December 31, 2023 compared to $443.8 million in 2022. This was principally due to the following increases:
•$114.3 million increase due to an increase in the number of rigs in operation;
•$63.6 million increase due to an increase in number of operating days for rigs which were in operation in the current and comparative period;
•$58.7 million increase due to an increase in average dayrates;

•$46.7 million increase due to an increase in other revenue, which is primarily comprised of $31.5 million of amortization of deferred mobilization and demobilization revenue;
•$36.3 million increase in related party revenues primarily as a result of improved profitability of jack-up rigs "Galar", "Grid", "Njord", "Gersemi" and "Odin", that we lease to our joint ventures, Perfomex and Perfomex II, on a bareboat charter basis; and
•$8.2 million increase in related party revenues primarily as a result of amortization of other deferred revenue.
Gain on Disposals
Gain on disposals was $0.6 million for the year ended December 31, 2023 compared to $4.2 million in 2022. In 2023 the gain on disposals related to the sale of scrap assets. In 2022 we recognized a gain on disposal of $3.7 million in relation to the agreement to sell the three newbuildings "Tivar", "Huldra" and "Heidrun" and a gain on disposal of $0.7 million in relation to the sale of rig related equipment, offset by a $0.2 million loss on the sale of jack-up rig "Gyme".
Total Operating Expenses
Operating expenses include the following items:

	For the Year Ended December 31,
(in $ millions)	2023	2022
Rig operating and maintenance expenses	359.3	264.9
Depreciation of non-current assets	117.4	116.5
Impairment of non-current assets	—	131.7
General and administrative expenses	45.1	36.8
Total operating expenses	521.8	549.9
Total operating expenses decreased by $28.1 million to $521.8 million for the year ended December 31, 2023 compared to $549.9 million in 2022.
Rig operating and maintenance expenses increased by $94.4 million to $359.3 million for the year ended December 31, 2023 compared to $264.9 million for 2022. This was principally due to an increase of $91.2 million as a result of an increase in operating days primarily in relation to jack-up rigs "Arabia I", "Arabia II", Arabia III", "Thor", "Hild", "Groa", "Prospector 5" and "Ran" during 2023 compared to 2022. This increase was offset by a decrease of $6.4 million related to jack-up rigs "Tivar", "Huldra", "Heidrun" and "Gyme" which were sold during 2022, resulting in no expenses in 2023 for these rigs.
Depreciation of non-current assets increased by $0.9 million to $117.4 million for the year ended December 31, 2023 compared to $116.5 million for 2022. This was principally due to an increase in depreciation of $6.2 million primarily as a result of an increase in depreciable additions of jack-up rigs for the year ended December 31, 2023. This increase was offset by a decrease by $3.0 million in relation to the jack-up rig "Gyme" which was classified as held for sale during the quarter ended September 30, 2022 and subsequently sold, thereby ceasing depreciation, and a decrease by $2.3 million in relation to certain long-term maintenance projects being fully amortized during 2023.
Impairment of non-current assets was nil for the year ended December 31, 2023 compared to $131.7 million in 2022. In 2022, we recognized an impairment loss of $124.4 million representing the impairment of advance payments and capitalized interest on the newbuilding jack-up rigs "Tivar", "Huldra", and "Heidrun" as well as a $7.3 million impairment loss on the jack-up rig "Gyme", both following an impairment review as a result of the Company entering into agreements to the sell the newbuildings and jack-up rig. The three newbuildings and the jack-up rig were subsequently sold.
General and administrative expenses increased by $8.3 million to $45.1 million for the year ended December 31, 2023 compared to $36.8 million in 2022. This was principally due to an increase by $3.0 million in relation to costs associated with the issuance of share options and performance stock units to certain employees as well as various insignificant movements associated with general corporate activities.
Other non-operating income
Other non-operating income was nil for the year ended December 31, 2023 compared to $2.0 million in 2022. In 2022, we recognized $2.0 million in relation to an amendment to a historical agreement to recycle one of our jack-up rigs.

Income from Equity Method Investments
Income from equity method investments increased by $3.7 million to $4.9 million for the year ended December 31, 2023 compared to $1.2 million for 2022. This was principally as a result of an increase in net foreign exchange gains.
Total Financial Expenses, net
Total financial expenses, net, include the following items:

	For the Year Ended December 31,
(in $ millions)	2023	2022
Interest income	(4.9)	(5.4)
Interest expenses	177.2	139.2
Other financial expenses, net	26.9	41.9
Total financial expenses, net	199.2	175.7
Total financial expenses, net increased by $23.5 million to $199.2 million for the year ended December 31, 2023 compared to $175.7 million for 2022.
Interest income decreased by $0.5 million to $4.9 million for the year ended December 31, 2023 compared to $5.4 million in 2022. This was principally due to a decrease of $4.0 million from interest income from our joint ventures offset by an increase of $3.5 million from interest income on term deposits.
Interest expenses increased by $38.0 million to $177.2 million for the year ended December 31, 2023 compared to $139.2 million for 2022. This was principally due to the following increases:
•$32.0 million increase in interest expense associated with amendments made to our various financing facilities and the issuance of our Notes due in 2028 and 2030 and repayment of existing secured debt during 2023;
•$11.6 million increase in loss on debt extinguishment associated with the repayment of the $150 million senior secured bonds and facility with Hayfin Services LLP; and
•$3.4 million increase in amortization of deferred finance charges and debt discounts.
These increases were offset by a $9.0 million increase in gain on debt extinguishment associated with the repayment of the shipyard delivery financing arrangements with PPL and Seatrium and the DNB Facility.
Other financial expenses, net, decreased by $15.0 million to $26.9 million for the year ended December 31, 2023 compared to $41.9 million in 2022. This was principally due to the following decreases:
•$10.4 million decrease in bank commitment, guarantee and other fees primarily due to fees in relation to the refinancing of debt incurred in 2022 with no corresponding fees in 2023; and
•$6.1 million decrease in yard cost cover expenses as a result of the disposal of jack-up rig "Tivar" during the quarter ended December 31, 2022.
These decreases were offset by a $1.9 million increase in foreign exchange losses.
Income Tax Expense
Income tax expense increased by $15.6 million to $34.0 million for the year ended December 31, 2023 compared to $18.4 million for 2022. This is principally due to the following:

•$17.7 million increase due to increased profitability in Africa;
•$7.8 million increase due to increased operations and profitability in Asia;
•$5.2 million increase due to increased bareboat revenues in Mexico;
•$4.4 million increase due to increased operations in the Middle East; and
•$4.4 million increase due to increased operations in Mexico.

These increases were offset by a $16.5 million release of valuation allowance on deferred tax assets and a $9.3 million release of uncertain tax position in 2023.
Year ended December 31, 2022 compared to the year ended December 31, 2021
For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects A. Operating Results – Year ended December 31, 2022, compared to the year ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 30, 2023.
B.LIQUIDITY AND CAPITAL RESOURCES

Short-Term Liquidity and Cash Requirements
Historically, we have met our liquidity needs principally from offerings of equity, convertible bonds and secured bonds, available funds under our financing arrangements and secured loan facilities, including shipyard delivery financing arrangements related to our newbuild rigs and revolving credit facilities, cash generated from operations, and sale of non-core assets.
Our primary uses of cash during the year ended December 31, 2023 were operating expenses, investing activities including capital expenditures mainly related to activations and re-activations of jack-up rigs, and interest payments. Capital expenditures related to contract preparation, purchase and refurbishment of rig equipment, and other investments are highly dependent on how many jack-up rigs we activate or re-activate, which is in turn dependent on the number of contracts we are able to secure. We funded our 2023 capital expenditures and deferred costs using available cash and cash flows from operations, proceeds from our various share issuances (discussed below) and proceeds from debt financings. We expect our funding sources to be similar in 2024, primarily using available cash and cash flows from operations, as well as potential debt and equity financings, although there is no assurance that future equity raises or debt financings will be available.
As of December 31, 2023 we had $102.5 million in cash and cash equivalents and $0.1 million in restricted cash.
Our funding and treasury activities are conducted within our established corporate policies and are intended to maximize investment returns in light of our liquidity requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in various currencies such as Malaysian Ringgit, Central African CFA Francs, Mexican Pesos, Thai Baht, Nigerian Naira, British Pounds, Saudi-Arabian Riyal, Norwegian Kroner and Euros. We have not made use of derivative instruments.
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
As of the date of this report, we believe that our cash flow from operations, together with our cash and cash equivalents, will meet our anticipated capital expenditure commitments, working capital requirements, our debt obligations and our debt covenants, for the next 12 months. Please refer to Note 1 - General of our Audited Consolidated Financial Statements included herein.

Equity Offerings
During the year ended December 31, 2023, in connection with the $250.0 million Convertible Bonds (see "Our Existing Indebtedness"), we entered into a share lending agreement with the intention of making up to 25,000,000 common shares available to lend to DNB for the purposes of allowing the holders of the $250.0 million Convertible Bonds to perform hedging activities on the Oslo Stock Exchange (see Note 28 - Stockholders' Equity). In connection with this arrangement, during the year ended December 31, 2023, we issued 25,000,000 shares at par value, which were repurchased into treasury.
As of December 31, 2023, 14,443,270 shares have been issued to DNB Markets by the Company under the share lending agreement for the purpose of allowing the Convertible Bond holders to perform hedging activities on the Oslo Stock Exchange. For more information see Note 28 - Stockholders' Equity.

In October, 2023, the Company conducted a private placement of new shares of NOK equivalent to $50 million by issuing 7,522,838 new common shares of par value $0.10 each at a subscription price of NOK equivalent to $6.6464 per share and, as a result, the Company's issued number of shares increased to 264,080,391 common shares of par value $0.10 each.
In addition, during the year ended December 31, 2023, we sold and issued 1,293,955 shares of par value $0.10 each under our ATM program, raising gross proceeds of $9.7 million and net proceeds of $9.6 million, with compensation paid by the Company to Clarksons Securities of $0.1 million.
Following the October 2023 private placement and issuance of shares under our share lending agreement and ATM program, the Company's issued number of shares increased to 264,080,391, as of December 31, 2023.
For details of the Company's equity offerings for the years ended December 31, 2023 and 2022, see Note 28 - Stockholders' Equity of our Audited Consolidated Financial Statements included herein.
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
Capital Expenditures Commitments

Our primary commitments for capital expenditures relate to our newbuild jack-up drilling rigs from Seatrium.
We acquired five newbuildings in connection with the Transocean Transaction. As of December 31, 2023 two rigs have been delivered ("Saga", "Skald") in 2018, one was sold ("Tivar") in 2022 and two remain under construction ("Vale" and "Var"). We may exercise an option to take delivery financing from Seatrium. with respect to “Vale” and “Var” of $130 million for each rig, subject to certain conditions. In September 2023, we amended the construction contract with Seatrium for the Vale and the Var and gave notice to expedite their delivery dates which were the third quarter of 2025, on a best efforts basis only, to August 2024 and November 2024, respectively, in consideration for an additional payment of $12.5 million acceleration cost per rig payable on each respective delivery date. The remaining contracted installments, including the acceleration costs, for these two rigs under construction, payable on delivery, are approximately $319.8 million as of December 31, 2023 ($294.8 million as of December 31, 2022), of which Seatrium has committed to finance $130 million for each rig, with a four-year maturity, subject to a right for the lender to call the loan after three years, with repayments beginning on the first anniversary of the loan until maturity.
As of December 31, 2023, we estimate our capital expenditures in the next twelve months relating to upcoming contracts and rig activations is approximately $91.6 million. This is based on known contracts as at December 31, 2023, in addition to potential rig activations for which management believes favorable contracting opportunities exist.
We had no off-balance sheet arrangements as of December 31, 2023, other than commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees towards third parties such as performance guarantees to customers as they relate to our drilling contracts. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. During the year ended December 31, 2023, we entered into a new facility with DNB Bank ASA to provide guarantees and letters of credit of up to $30.0 million collateralized by the same security that secures the Notes. As a result, no restricted cash is supporting bank guarantees as at December 31, 2023 ($10.1 million as restricted cash as at December 31, 2022).

Cash Flows
Our cash flows for the years ended December 31, 2023 and 2022 are presented below:

	For the Year Ended December 31,
(In $ millions)	2023	2022
Net cash (used in) / provided by operating activities	(50.7)	62.5
Net cash used in investing activities	(104.2)	(82.6)
Net cash provided by financing activities	139.0	92.6
Net change in cash and cash equivalents and restricted cash	(15.9)	72.5
Net cash (used in) / provided by operating activities
Net cash used in operating activities was $50.7 million during the year ended December 31, 2023, compared to $62.5 million provided by operations during the year ended December 31, 2022. The decrease of $113.4 million was primarily due to cash expenditures for contract drilling services and the timing of working capital movements offset in part by the increase in number of operating rigs and associated cash receipts from contract drilling services. Included within net cash used in operating activities during the year ended December 31, 2023, are interest payments of $217.4 million and income tax payments of $38.2 million compared with interest payments of $83.9 million and income tax payments of $16.2 million during the year ended December 31, 2022.
Net cash used in investing activities
Net cash used in investing activities of $104.2 million for the year ended December 31, 2023 is comprised of:

•$111.2 million in additions to jack-up rigs primarily as a result of activation and reactivation, primarily for the jack-up rigs "Arabia III", "Hild", "Arabia I" and "Arabia II";
•$1.5 million in purchases of property, plant and equipment; and
•$1.3 million in additions to newbuildings pertaining to "Vale" and "Var".

This was partially offset by $9.8 million in net distributions from our equity method investments as a result of the return of previous shareholder funding.
Net cash used in investing activities of $82.6 million for the year ended December 31, 2022 is comprised of:

•$81.5 million in additions to jack-up rigs primarily as a result of activation and reactivation, of which $25.0 million pertains to the jack-up rig "Arabia I", $24.8 million pertains to "Arabia II" and $15.5 million pertains to "Thor"; and
•$1.8 million in purchases of property, plant and equipment.

This was partially offset by $0.7 million proceeds from the sale of rig related equipment.
Net cash provided by financing activities
Net cash provided by financing activities of $139.0 million for the year ended December 31, 2023 is comprised of:

•$1,465.2 million proceeds, net of transaction costs from our Notes issued in November 2023;
•$391.3 million proceeds, net of transaction costs from our Convertible Bonds and the $150 million principal amount of Norwegian law senior secured bonds issued in February 2023;
•$48.6 million proceeds, net of transaction costs from our October 2023 $50.0 million equity offering;
•$25.0 million proceeds from the drawdown in April 2023 on our upsized facility with DNB Bank ASA;
•$9.6 million proceeds, net of transaction costs from the sale of shares under our ATM program; and
•$0.8 million proceeds from the exercise of share options.
This was partially offset by the repayment of debt of $1,800.6 million and the purchase of treasury shares of $0.7 million. The repayment of debt of $1,800.6 million in comprised of the following:

•$695.6 million used to repay the PPL shipyard delivery financing arrangement;
•$350.0 million used to repay the convertible bonds which were due in May 2023;
•$272.7 million used to repay the shipyard delivery financing arrangement with Offshore Partners Pte. Ltd;
•$175.1 million used to repay the facility with DNB Bank ASA;
•$157.2 million used to repay the facility with Hayfin Services LLP, and
•$150.0 million used to repay the principal amount of Norwegian law senior secured bonds.
Net cash provided by financing activities of $92.6 million for the year ended December 31, 2022 is comprised of:

•$260.4 million proceeds, net of transactions costs from our August 2022 equity offering;
•$28.9 million proceeds, net of transaction costs from our equity offering which closed in January 2022;
•$8.8 million proceeds, net of transaction costs from the sale of shares under our ATM program; and
•$150.0 million proceeds from our DNB Facility.
This was partially offset by the repayment of debt of $355.5 million of which $280.0 million was used to repay in full the senior secured credit facilities with DNB Bank ASA, $30.5 million was used to repay in full the senior secured revolving credit facility with DNB Bank ASA and Danske Bank and $45.0 million was used to make a partial repayment on the facility with Hayfin Services LLP.
Our Existing Indebtedness
As of December 31, 2023, we had total outstanding borrowings, gross of capitalized borrowing costs and debt discounts of $1,790.0 million, most of which is secured by, among other things, all of our rigs.
Our indebtedness as of December 31, 2023 includes our:
•$1,025.0 million principal amount of Notes due in 2028;
•$515.0 million principal amount of Notes due in 2030; and
•$250.0 million principal amount of Convertible Bonds due in 2028
In March 2024, we issued $200.0 million principal amount of additional 10% senior secured notes due in 2028.
The Company also has a $180 million Super Senior Credit Facility, comprised of a $150 million RCF and a $30 million Guarantee Facility, which is also secured by all of our rigs. As of December 31, 2023, $29.0 million were drawn under the Guarantee Facility, and the $150 million under the RCF were undrawn.
In addition, we have agreed to purchase two newbuild rigs from Seatrium, with contractual delivery dates in 2025 and best efforts expedited delivery dates in August and November 2024. The purchase price is approximately $159.9 million per rig, including the payment of $12.5 million in acceleration costs per rig to expedite delivery, and we have secured financing of $130.0 million for each rig of up to 4 years from delivery, which may be reduced to three years at the lender's option.
Senior Secured Note due in 2028 and 2030
In November 2023, the Company's wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued of $1,025.0 million principal amount of senior secured notes due in 2028 at a price equal to 97.750%, bearing a coupon of 10 % per annum (the "2028 Notes") and $515.0 million principal amount of senior secured notes due in 2030 at a price equal to 97.000%, bearing a coupon of 10.375% per annum (the "2030 Notes" and, together with the 2028 Notes, the "Notes"). The 2028 Notes will mature on November 15, 2028 and the 2030 Notes will mature on November 15, 2030, and interest on the Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2024.
The net proceeds from the issuance of the Notes were used to repay all of the Company’s outstanding secured borrowings, being the Company’s facility with DNB Bank ASA, facility with Hayfin Services LLP, shipyard delivery financing arrangements with PPL and Seatrium, the Company’s $150.0 million principal amount of Norwegian law senior secured bonds, and to pay related premiums, fees, accrued interest and expenses.
In March 2024, we completed the issuance of $200.0 million principal amount of additional 10% senior secured notes due in 2028, raising gross proceeds of $211.9 million.
Super Senior Credit Facility

On November 7, 2023, the Company and Borr IHC Limited entered into the Super Senior Credit Facility Agreement in an aggregate principal amount of $180 million, comprised of a $150 million RCF and a $30.0 million Guarantee Facility.
Unsecured Convertible Bonds Due in 2028
In February 2023, we raised $250.0 million gross proceeds through the issuance of Convertible Bonds due 2028. The Convertible Bonds bear interest at 5.00% per annum payable semi-annually and had an initial conversion price of $ 7.3471 per share, convertible into 34,027,031 common shares. Following the declaration and payments of a $0.05 per share cash distribution in January 2024 and a further $0.05 per share cash distribution paid in March 2024, the adjusted conversion price is $7.2384 per share, with the full amount of the convertible bonds convertible into 34,538,019 shares
Various agreements governing our debt restrict and, in some cases may actually prohibit, our ability to move cash within the group.
Management believes that the Company’s liquidity position, cash flows from operations and availability under its Super Senior Credit Facility will be adequate to meet the Company’s working capital requirements, financial commitments and debt obligations, growth, operating and maintenance capital expenditures. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities.
In March 2024, we repurchased $10.6 million of Convertible Bonds. The Company and its subsidiaries may from time to time further repurchase or otherwise trade in its own debt in open market transactions, privately negotiated or otherwise.
As of December 31, 2023, we were in compliance with all our covenants under our various loan agreements.
See Note 21 - Debt of our Audited Consolidated Financial Statements included herein for additional information on our borrowings as of December 31, 2023.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.
D.TREND INFORMATION
Offshore Drilling Market
Energy commodity prices have decreased since June 2022, when the price for Brent crude oil reached approximately $120 per barrel, and has recently reached approximately $82 per barrel as of February 2024. However, these lower prices coupled with the global turbulent macroeconomic environment have not affected global demand for offshore drilling services, including jack-up rigs, which remains strong.
As a result of increased capital spending by our clients, demand for contract drilling services has continued improving since 2021. Consequently, the offshore drilling industry has seen contracting activity and dayrates increase in 2023 and continue to do so into 2024. Many new contracts have been for longer durations, as customers aim to lock up jack-up rigs for longer term projects. In addition, demand for offshore drilling services appears to continue to be supported by geopolitical events, such as Russia’s military actions across Ukraine and military action in Israel, the related economic sanctions imposed by various governments and a renewed interest in energy security across Europe, the United States and other countries. Despite positive industry trends we have recently experienced, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.
With a global competitive jack-up rig utilization of approximately 94% in February 2024 based on industry reports (such as S&P Global), which represents an increase of approximately 10% from December 31, 2021, we remain optimistic that recent positive trends will continue and that the offshore drilling market will continue to improve in the foreseeable future, predicated on continued strength in the demand for hydrocarbons. As of February 2024, there are 308 modern jack-ups contracted, representing an increase of approximately 71 units as compared to recent lows in late 2020 and during the same period, the number of standard jack-ups contracted has shrunk by approximately seven units, confirming our view of a continued market bifurcation and operators’ preference for modern rigs.

Although demand is expected to continue improving and consequently the number of contracted rigs to increase, growth in rig supply is anticipated to be restrained. Currently, there are approximately 16 newbuild rigs under construction of which one is already contracted, leaving a total of 15 available (including "Vale" and "Var" which we have agreed to acquire). We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and due to increasing supply chain pressures which impact construction. The order book of new rigs as a percentage of the current jack-up fleet has reached a 20-year record low and stands at approximately 4%. No new jack-up rigs have been ordered in the last three years, and industry analysts estimate that the newbuild cost for a high specification jack-up rig is currently around $260 million (Clarksons Research).
We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. We remain subject to risk of inflation as well as disruptions in supply chains and distribution channels. Nonetheless, the global energy demand may increase over the coming decades, and in this case offshore oil and gas will continue to play an important and sustainable role in meeting this demand for the foreseeable future.

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
Impairment of jack-up rigs
We continually monitor events and changes in circumstances that could indicate carrying amounts of our jack-up rigs may not be recoverable. At least annually, and additionally if such events or changes in circumstances are present, we assess the recoverability of our jack-up rigs by determining whether the carrying amount of such assets will be recovered through undiscounted cash flows.
In assessing the recoverability of our jack-up rigs' carrying amounts, we make assumptions regarding estimated cash flows. If the total of the undiscounted cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over their respective fair value. Two critical assumptions, utilization and dayrate revenues, are key assumptions utilized in determining the estimated cash flows and are highly market dependent. Other assumptions include estimates in respect of residual or scrap values, operating and maintenance expenses and capital expenditures.
The sensitivity analysis has been performed based on changes in utilization and dayrate revenue critical assumptions on the consolidated jack-up rig and newbuild fleet:
•5% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.
•10% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.

(In $ millions)	Cash Flow Headroom	Impairment Charge
5% decrease to utilization and dayrate revenue	6,779.1	—
10% decrease to utilization and dayrate revenue	4,904.1	—
As of December 31, 2023 and 2022, the carrying amount of our jack-up rigs and newbuildings was $2,583.7 million and $2,592.6 million, respectively. No impairment was recognized for the year ended December 31, 2023, while the Company recognized an impairment charge of $131.7 million in the Consolidated Statements of Operations in the year ended December 31, 2022 related to our jack-up rig "Gyme" and three newbuildings disposed of during the year. No impairment related to recoverability of our remaining jack-up rigs' carrying amounts was recognized during the years ended December 31, 2023 and 2022.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	61	Chairman of our Board of Directors and Director
Kate Blankenship	59	Director, Audit Committee Chairperson and Compensation Committee Chairperson
Jeffrey R. Currie	57	Director and Nominating and Governance Committee Member
Neil Glass	62	Director, Audit Committee Member and Chair of Nominating and Governance Committee
Dan Rabun	69	Director and Compensation Committee Member
Mi Hong Yoon	53	Director and Company Secretary
Patrick Schorn	55	Director and Chief Executive Officer, Borr Drilling Management UK
Magnus Vaaler	40	Chief Financial Officer, Borr Drilling Management AS
Biographies
Certain biographical information about each of our Directors and executive officers is set forth below:

Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder. He served as the Chairman of the Board from August 2017 until September 2019 and was appointed Chairman of the Board again in February 2022. Mr. Trøim is the founder and sole shareholder of Magni Partners and is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the UK. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries serving in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a director of Seatankers Management Co. Ltd., from 1995 until September 2014 and was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. Other directorships and management positions include Magni Partners (Bermuda) Limited (Founding Partner) and Golar LNG Limited (Chairman). During his employment period for Seatankers, Mr. Troim also held executive positions in affiliated companies. This included being CEO for Seadrill Ltd., Frontline Ltd., Golar LNG., and Ship Finance Ltd.

Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019 and serves as Chair of our Compensation Committee. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous companies, including as director and Audit Committee Chairperson of North Atlantic Drilling Ltd. from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd. from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018. Mrs. Blankenship also serves as a director of 2020 Bulkers Ltd, Eagle Bulk Shipping Inc and International Seaways Inc. In addition, Mrs. Blankenship served as a director of Diamond S Shipping Inc from March 2019 to 2021 when the company merged with International Seaways Inc.
Jeffrey R. Currie has served as a Director on our Board since October 16, 2023. Mr. Currie is a Chief Strategy Officer of Energy Pathways at The Carlyle Group since February 2024, after his retirement from Goldman Sachs after working there for 27 years. During his last 15 years he was a Partner and the Global Head of Commodities Research where he was tasked with conducting research on commodity market dynamics, investment strategies, and asset allocation. Mr. Currie is the Chairman of the Advisory Board of The University of Chicago’s Energy Policy Institute and serves on the board of Abaxx Technologies since October 2, 2023. He also held roles as the European Co-Head of Economics, Commodities and Strategy Research between 2010 and 2012. Prior to joining Goldman Sachs, Mr. Currie taught undergraduate and graduate level courses in microeconomics and econometrics at The University of Chicago and served as the associate editor of Resource and Energy Economics. Mr. Currie also worked as a consulting economist, specializing in energy and other microeconomic issues, and has advised many government agencies. Mr.

Currie is a graduate of Pepperdine University, holds a Master of Arts (Economics) and earned a PhD in Economics from The University of Chicago in 1996.
Neil Glass has served as a Director on our Board since December 2019 and also serves as an Audit Committee Member and chairs our Nominating and Governance Committee. Mr. Glass worked for Ernst & Young for 11 years: seven years with the Edmonton, Canada office and four years with the Bermuda office. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. Mr. Glass also serves as a director and Audit Committee Chair of Cool Company Ltd., and served as a director and Audit Committee Member of 2020 Bulkers Ltd (until August 10, 2022) and Golar LNG Partners LP (until April 15, 2021).
Daniel Rabun has served as a Director on our Board since April 2023. Mr. Rabun joined Ensco plc in March 2006 as President and as a member of the board of directors. Mr. Rabun was appointed to serve as Ensco plc’s Chief Executive Officer from January 1, 2007 and was elected Chairman of the board of directors in May 2007. Mr. Rabun retired from Ensco plc as President and Chief Executive Officer in May 2014 and as Chairman in May 2015. Mr. Rabun serves as a director of Golar LNG Ltd since February 2015 and was appointed Chairman in September 2015. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015, Mr. Rabun became a non-executive director and currently serves a member of the Audit Committee and the Corporate Responsibility, Governance and Nominations Committee of APA Corporation (formerly Apache Corp.). In May 2018, Mr. Rabun became Chairman of the Board and a member of the Compensation Committee and is Chairman of the Governance and Nominations Committee of ChampionX Corporation. He has been a US Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.
Mi Hong Yoon joined the Company as a Director on our Board and as our Company Secretary on March 1, 2022. Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She has extensive international legal and regulatory experience and is responsible for the corporate governance and compliance of the Company. Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held several director positions over the years. Current directorships and management positions include Golar LNG Ltd. (company secretary), 2020 Bulkers Ltd. (company secretary) and Himalaya Shipping Ltd. (director and company secretary).
Patrick Schorn has served as Director since October 2023 and has been serving as the Chief Executive Officer of Borr Drilling since September 2020, after serving as a Director since January 2018. Mr. Schorn was previously the Executive Vice President of Wells for Schlumberger Limited. Prior to this role, he held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger Limited in 1991 as a Stimulation Engineer in Europe and has held various management and engineering positions in France, United States, Russia, US Gulf of Mexico and Latin America. Mr. Schorn holds a Bachelor of Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands.
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
Management of the Company
Our Board is responsible for determining the strategic vision and ultimate direction of our business, determining the principles of our business strategy and policies and promoting our current, short-term and long-term interests in a sustainable manner, taking into account economic, social and environmental conditions. Our Board is responsible for overseeing our business and, subject to our governing documents and applicable law, generally delegates day-to-day management of the Company to our senior management team. Our Board generally oversees risk management and our senior management team generally manage the material risks that we face. The Board must, however, be consulted on all matters of material importance and, or, of an unusual nature and, for such matters, will provide specific authorization to personnel in our senior management to act on its behalf.
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
B.COMPENSATION
During the year ended December 31, 2023, we paid our Directors and executive officers aggregate compensation (including bonuses) of $5.7 million. In addition for 2023 we recognized an expense of $2.4 million relating to stock options, restricted stock units (RSUs) and performance stock units granted to certain of our Directors and executive officers and immaterial costs related to the provision of pension, retirement or similar benefits to one executive officer, as our remaining executive officers have chosen to opt out of the Company pension scheme.

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

(1) Effective September 30, 2022 Mr. Kibsgaard resigned as Director.
(2) Effective March 1, 2022, Ms. Sousa retired as Director and Company Secretary.
Shares granted on March 18, 2021 were in respect of director compensation for the three months ended December 31, 2019 as well as the year ended December 31, 2020. Shares granted on July 14, 2021 were in respect of director compensation for the three months ended March 31, 2021. Shares granted on October 14, 2022 were in respect of directors compensation for the nine months ended December 31, 2021 and nine months ended September 30, 2022. The transfer value of the shares is determined based on the closing price of the Company's share on the Oslo Stock Exchange on the respective dates of issuances. All shares issued were from Treasury shares, for further details refer to Note 28 - Stockholders' Equity of our Audited Consolidated Financial Statements included therein.
Certain of our Directors receive part of their aggregate director compensation as RSUs. On November 17, 2023 the Company granted 22,556 (112,780 in total) RSUs to five of our Directors, subject to the participants continuing to serve as Director from the grant date to the vesting date. On October 8, 2023 the Company issued 29,528 (88,584 in total) shares to three of our Directors in relation to RSUs granted on November 18, 2022. For further details on the RSUs issued in 2023 please refer to Note 24 - Share Based Compensation and for details of the treasury shares issued to settle the RSUs granted in November 2022, please refer to Note 28 - Stockholders' Equity of our Audited Consolidated Financial Statements included therein.

See "Item 6.E. Share Ownership" for share compensation paid to executive officers during the year ended December 31, 2023.

C.BOARD PRACTICES
The Company is subject to Bermudian law regarding corporate governance. Our Board currently consists of seven Directors. A Director is not required to hold any shares in our Company by way of qualification. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of the interest at a meeting of our Directors. Subject to declaring the interest and any further disclosure required by the Companies Acts, a Director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he or she may be interested therein, and if he or she does so, their vote shall be counted and may be counted in the quorum at any meeting of our Directors at which any such contract or proposed contract or arrangement is considered. The Directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.
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
Independence of directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including this NYSE requirement. As permitted under Bermuda law and our bye-laws, four members of our Board, Mrs. Kate Blankenship, Mr. Neil Glass, Mr. Jeffrey Currie, and Mr. Dan Rabun are independent according to the NYSE’s standards for independence.
Board Committees
We have three board committees, being an audit committee, a nominating and governance committee and a compensation committee.
Audit committee
The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom must be independent. Additionally, at least one member of the audit committee must have accounting or related financial management expertise. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including the requirement to have three members on the audit committee. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation, our audit committee currently consists of two members, Mrs. Kate Blankenship and Mr. Neil Glass, who are both independent and who both qualify as an audit committee financial expert ("ACFE") under U.S. securities laws relating to audit committees. Under our audit committee charter, the audit committee is responsible for overseeing the audits of the Company's financial statements, overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors, reviewing, evaluating and advising the Board concerning the adequacy of our accounting systems, internal controls, compliance with legal and regulatory requirements and cybersecurity oversight.
Compensation committee
The NYSE requires, among other things, that a listed U.S. company have a compensation committee composed entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a compensation committee currently consisting of Mrs. Kate Blankenship and Mr. Dan Rabun, who are independent Directors according to NYSE's standards for independence. The compensation committee is responsible for establishing general compensation guidelines and policies for executive employees. The compensation committee determines the compensation and other terms of employment for executive employees (including salary, bonus, equity participation, benefits and severance terms) and reviews, from time to time, our compensation strategy and compensation levels in order to ensure we are able to attract, retain and motivate executives and other employees. The compensation committee is also responsible for approving any equity incentive plans or arrangements and any guidelines or policies for the grant of equity incentives thereunder to our employees. It oversees and periodically reviews all annual bonuses, long-term incentive plans, stock options, incentive-based compensation recoupment policy, employee pension and welfare benefit plans and also reviews and makes recommendations to the Board regarding the compensation of Directors for their services to the Board.
Nominating and governance committee
The NYSE requires, among other things, that a listed U.S. company have a nominating and corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a nominating and corporate governance committee consisting of Mr. Neil Glass and Mr. Jeffrey Currie who are independent Directors according to the NYSE’s standards for independence. The nominating and governance committee is appointed by the Board to assist the Board in (i) identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, (ii) recommending to the Board the Director nominees to stand for election at the next general meeting of shareholders, (iii) developing and recommending to the Board a set of corporate governance principles applicable to our Directors and employees, (iv) recommending committee structure, operations and reporting obligations to the Board, (v) recommending committee assignments for directors to the Board and (vi) overseeing an annual review of Board performance.
Executive sessions
The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that, if such executive sessions include any non-management Directors who are not independent, all independent directors also meet in an executive session at least once a year. Our Directors regularly hold executive sessions without management and our independent directors hold executive sessions when deemed appropriate.
D.EMPLOYEES
Employees

The table below presents our employees and contractors by function:

	As at December 31,
	2023	2022	2021
Rig Based	2,544	2,236	1,731
Shore Based	325	268	195
Total	2,869	2,504	1,926

Company Employees	1,884	1,504	517
Contractors	985	1,000	1,409
Total	2,869	2,504	1,926
These employees and contractors have extensive technical, operational and management experience in the jack-up segment of the shallow-water offshore drilling industry. The increase in the number of employees and contractors in the year ended December 31, 2023 is primarily a result of increased operations in Mexico, Asia and the Middle East regions, which supported the re-activations of warm stacked rigs and the activations of some of our newbuilds. The increase in the split between employees and contractors is due to a shift in our employment strategy to increasingly directly hire employees.
Some of our employees and our contracted labor are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to terminate employment. In addition, many of these represented individuals are working under agreements that are subject to salary negotiations. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as stable, productive and professional.
The table below presents our employees and contractors by function as of December 31, 2023:

	Company Employees	Contractors	Total
Rig-based	1,595	949	2,544
Shore-based	289	36	325
Total	1,884	985	2,869
We seek to employ national employees and contractors wherever possible in the markets in which our rigs operate. This enables us to strengthen customer and governmental relationships, particularly with NOCs, and results in a more competitive cost base as well as relatively lower employee turnover.
E.SHARE OWNERSHIP
The following table sets forth information as of March 22, 2024 with respect to the beneficial ownership of our common shares, share options and restricted share units ("RSUs") by:
•each of our Directors and executive officers; and
•all of our Directors and executive officers as a group
The calculations in the table below are based on 252,996,439 common shares outstanding as of March 22, 2024. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Director of Officer	Common Shares Owned	Ownership (%)	Number of Options	Exercise Price ($) (1)	Option Expiry Date	Number of RSUs	RSU Vesting Date
Tor Olav Trøim (2)	16,222,385	6.4%	—	—	—	22,556	September 30, 2024
Kate Blankenship	224,997	*	—	—	—	22,556	September 30, 2024
Neil Glass	165,124	*	—	—	—	22,556	September 30, 2024
Dan Rabun	—	*	—	—	—	22,556	September 30, 2024
Jeffrey Currie	—	*	—	—	—	22,556	September 30, 2024
Patrick Schorn	1,100,000	*	1,200,000	2.00	August 12, 2026	N/A	N/A
Patrick Schorn (3)	—	*	333,334	4.00	September 1, 2027	N/A	N/A
Patrick Schorn (3)	—	*	333,333	4.75	September 1, 2027	N/A	N/A
Patrick Schorn (3)	—	*	333,333	5.50	September 1, 2027	N/A	N/A
Magnus Vaaler	75,000	*	550,000	2.00	August 12, 2026	N/A	N/A
Magnus Vaaler	—	*	133,334	4.00	September 1, 2027	N/A	N/A
Magnus Vaaler	—	*	133,333	4.75	September 1, 2027	N/A	N/A
Magnus Vaaler	—	*	133,333	5.50	September 1, 2027	N/A	N/A
Magnus Vaaler (4)	—	*	300,000	6.65	November 17, 2028	N/A	N/A
Total Directors and Officers	17,787,506	7.0%	3,450,000			112,780
(*) Represents ownership of less than 1% of our outstanding shares.
(1) Exercise prices are presented gross of dividends declared.

(2) Represents shares beneficially owned by Tor Olav Trøim, through his beneficial ownership of Drew.

(3) In addition to the shares owned and share options granted, Patrick Schorn was awarded 500,000 performance stock units. See below for additional disclosures.

(4) The following options were granted during the year ended December 31, 2023.
Long-term Incentive Program
We have adopted a long-term incentive plan and have authorized the issuance of up to 12,997,000 options pursuant to awards under our long-term incentive program, of which 1,227,000 options remain unallocated for further awards and recruitments. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of any of our subsidiaries are eligible to participate in our long-term incentive plan. The purpose of our long-term incentive program is to align the long-term financial interests of our employees and Directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our long-term incentive plan permits the issuance of our shares.
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
Restricted Share Units
On November 17, 2023 the Company issued 22,556 (112,780 in total) RSUs to five of our Directors, which will vest in full on September 30, 2024, subject to the participants continuing to serve as Director from the grant date to the vesting date.
Treasury shares
During the year ended December 31, 2023 we issued 88,584 of our treasury shares to various of our Directors (and one former Director) in settlement of RSUs granted in 2022, which vested in September 2023. See above and “Item 6.B. Compensation”. Of the total treasury shares held at December 31, 2023, we held 351,937 treasury shares which may be used for issuances under our long-term incentive program and for other purposes including issuance of shares to Directors as part of their annual compensation.
F.DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
Except as specifically noted, the following table sets forth information as of March 22, 2024 with respect to the beneficial ownership of our common shares by each person known to us to own beneficially more than 5% of our total common shares.

	Common Shares (1)
Owner	Number	Percentage
Granular Capital Ltd (2)	47,884,303	18.9%
Allan & Gill Gray Foundation (3)	23,342,709	9.2%
BlackRock, Inc. (4)	16,722,695	6.6%
Tor Olav Trøim (5)	16,222,385	6.4%
Capital International Investors (6)	15,596,621	6.2%
The Goldman Sachs Group, Inc. (7)	13,499,674	5.3%
JPMorgan Chase & Co (8)	13,281,209	5.2%
(1) The calculations in the table above are based on 252,996,439 common shares outstanding as of March 22, 2024.
(2) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by Granular Capital Ltd on July 4, 2023.
(3) Based solely on information contained in a Schedule 13G filed on February 14, 2024 by Orbis Investment Management Limited ("OIML"). To the best of our knowledge, the Managers are ultimately controlled by the Allan & Gill Gray Foundation, through its ownership or control, as applicable, of OIML.
(4) Based solely on the Oslo Stock Exchange mandatory notification of trades by BlackRock, Inc on February 5, 2024.
(5) Based solely on the Oslo Stock Exchange mandatory notification of PDMR transactions on March 12, 2024, by Drew. Mr. Tor Olav Trøim is the beneficiary of Drew Trust that wholly owns Drew.
(6) Based solely on information contained in a Schedule 13G filed on February 7, 2024 by Capital International Investors.
(7) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by The Goldman Sachs Group, Inc on March 18, 2024.
(8) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by JPMorgan Chase & Co on January 15, 2024.
To our knowledge, as of March 22, 2024, a total of 252,996,439 shares are held by 2 record holders in the United States, including Cede & Co., as nominee for the Depository Trust Company, which indirectly holds our shares on the NYSE and Oslo Børs.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the section entitled “Item 10.B. Our Memorandum of Association and Bye-Laws” for historical changes in our shareholding structure.
B.RELATED PARTY TRANSACTIONS
Related party transactions that we were party to for the years ended December 31, 2023, 2022 and 2021 are described in Note 27 - Related Party Transactions of our Audited Consolidated Financial Statements included herein.
Other Relationships
Director participation in equity offering
Some Directors and executive officers of the Company participated in the equity offering that closed on January 31, 2022, August 25, 2022 and October 24, 2023 on the same terms as other participants.
The following Directors have received shares as part of their compensation in 2023:

Name of Director	October 8, 2023(1)
Tor Olav Trøim	29,528
Kate Blankenship	29,528
Neil Glass	29,528
Total	88,584

(1) Shares received as settlement of RSU's which formed part of compensation for the period November 18, 2022 to September 30, 2023.
For further details of our shares issued as compensation to Directors see Note 28 - Stockholders' Equity of our Audited Consolidated Financial Statements included therein.
For more information on shareholdings held by all Directors and executive officers of the Company see the section entitled “Item 6.E. Share Ownership”
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See “Item 18. Financial Statements” for more information on the financial statements filed as a part of this annual report.
See “Item 4.B. Business Overview—Legal Proceedings” for a discussion of legal proceedings. We may, from to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements when we believe that a liability will be probable for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.
Dividend distribution policy

Our long-term objective is to pay a regular dividend in support of our main objective which is to provide significant returns to our shareholders. The level of our dividends will be guided by current earnings, market prospects, capital expenditure requirements and investment opportunities.

Any future dividends declared will be at the discretion of our Board of Directors and will depend upon our financial condition, earnings and other factors, such as any restrictions in our financing arrangements. Our ability to declare dividends is also regulated by Bermuda law, which prohibits us from paying dividends if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and equity method investments through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and equity method investments distributing to us their earnings and cash flows. Some of our debt instruments, including restrictions in the indenture governing the Notes, limit us from making certain distributions.
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
Our Memorandum of Association and Bye-Laws
The Memorandum of the Company has previously been filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 10, 2019, and is hereby incorporated by reference into this Annual Report.
The Bye-Laws of the Company, as amended, are incorporated by reference as Exhibit 1.2 to this annual report.
The following are summaries of material provisions of our Memorandum and Bye-Laws, insofar as they relate to the material terms of our shares.
Objects of Our Company
We were incorporated by registration under the Companies Act. Our business objects, as stated in section Six of our Memorandum, are unrestricted and we have all the powers of a natural person.
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
Our Bye-Laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default or oversight on his part, or for any other loss, damage or other misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted. We are authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of our Bye-Laws. Each shareholder has agreed in Bye-Law 166 to waive to the fullest extent permitted by Bermuda law any claim or right of action he might have whether individually or derivatively in the name of the company against each indemnitee in respect of any action taken by such indemnitee or the failure by such indemnitee to take any action in the performance of his duties to us.
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
C.MATERIAL CONTRACTS
For more information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects" and “Item 19. Exhibits" of this Annual Report.
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
Bermuda Taxation
While we are incorporated in Bermuda, we are not currently subject to taxation under the laws of Bermuda, however, we note that the Bermuda Corporate Income Tax Act 2023 ("Corporate Income Tax Act") was enacted on December 27, 2023 and will apply from January 1, 2025). Distributions we receive from our subsidiaries are also not subject to any Bermuda tax. There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by nonresidents of Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our shares. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035 (we note that this assurance is overridden by the Corporate Income Tax Act, with effect from January 1, 2025). This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.
The assurance granted by the Minister of Finance pursuant to the Tax Protection Act has been made subject to the application of any taxes payable pursuant to the Corporate Income Tax Act. Amendments were made to the Tax Protection Act by the Corporate Income Tax Act, with the consequence that liability for any taxes payable pursuant to the Corporate Income Tax Act will apply notwithstanding any prior assurance given pursuant to the Tax Protection Act.
Following rounds of consultation with the public and industry stakeholders in August, October and November 2023, the Corporate Income Tax Act was passed by the House of Assembly in Bermuda on December 15, 2023 and was also passed by the Senate on December 18, 2023. This legislation is set to become fully operative on January 1, 2025 when corporate income tax will be imposed.
Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of EUR 750 million (equivalent) or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year (“Bermuda Constituent Entity Group”).
Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Corporate Income Tax Act (foreign tax credits) or as prescribed by regulation by the Minister of Finance (qualified refundable tax credits).
Qualified refundable tax credits, to be developed in 2024, will be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it will closely track the manner in which this is implemented around the world.

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
Based upon our income and assets, including goodwill and other unbooked intangibles, we believe we were not a PFIC for our most recent taxable year ended December 31, 2023, and we do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. In making this determination, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and because our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. No assurance can be given that the composition of our income or assets will not change in a manner that could make us a PFIC in the future. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
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
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. While we furnish proxy statements to shareholders in accordance with the applicable rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. Our executive officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Although we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we furnish holders of our shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. In addition, we are not required to comply with regulation FD, which restricts the selective disclosure of material information. Our audited financial statements are prepared in accordance with U.S. GAAP and those reports will include a “Operating and Financial Review and Prospects” section for the relevant periods.
I.SUBSIDIARY INFORMATION
Not applicable.
J.ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, including interest rate and foreign currency exchange risks. The following section provides qualitative and quantitative disclosures on the effect that these risks could have upon us. The below quantitative analysis provides information regarding our exposure to foreign currency risk.
Interest Rate Risk

As of December 31, 2023, all of our debt obligations are on fixed interest rates, therefore we are currently not exposed to the impact of interest rate changes. Under our RCF, undrawn as of December 31, 2023, we are exposed to the impact of interest rate changes as we are required to make interest payments based on SOFR plus associated margins. Significant increases in interest rates could adversely affect our future results of operations and cash flows should we elect to drawdown on this facility.
We may utilize derivative instruments to manage interest rate risk in the future, but we are not engaged in derivative transactions for speculative or trading purposes.
For disclosure of the fair value of our debt obligations outstanding as of December 31, 2023, refer to Note 26 – Financial Instruments of our Audited Consolidated Financial Statements included herein.
Foreign Currency Risk
The majority of our transactions are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses incurred associated with our international operations. This risk primarily pertains to our rig operating and maintenance expenses and our general and administrative expenses, which includes transactions denominated in primarily British Pounds, Central African CFA Francs, Saudi Riyal, Malaysian Ringgit, Thai Baht, Mexican Pesos, United Arab Emirates Dirham, Euros, Norwegian Kroner and Singaporean Dollars. We do not have any non-U.S. dollar debt and thus are not exposed to currency risk related to debt.
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
The net foreign currency exchange impact resulting from our international operations has not historically had a material impact on our operating results with a foreign exchange loss of $2.8 million for the year ended December 31, 2023 recognized within "Other financial expenses, net" in our Consolidated Statements of Operations.
For the year ended December 31, 2023, a hypothetical ten percent adverse change in the exchange rates against the U.S. dollar would result in an increase of $17.9 million in our rig operating and maintenance expenses and general and administrative expenses, combined. The sensitivity analysis is based on an average ten percent increase in all foreign exchange currencies applied against the foreign currency transactions for the period thereby assuming foreign exchange rates change in a parallel manner, and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.
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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.
Management’s Report on Internal Control over Financial Reporting
Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets, that could have a material effect on the financial statements.
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.
The Company’s independent registered public accounting firm has issued an attestation report on management's assessment of the effectiveness of the Company’s internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, a United Kingdom entity ("PwC UK"), an independent registered public accounting firm, as stated in their report which appears on page F-2 of our consolidated financial statements included herein.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees and services
Effective from their appointment at the Annual General on September 17, 2019, the Company's shareholders approved the engagement of PwC UK, as the Company's independent registered public accounting firm.
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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PwC UK and other member firms within the PwC network for the years ended December 31, 2023 and 2022:

	Year ended December 31,
(In millions of $)	2023	2022
Audit fees(1)	1.6	1.2
Audit-related fees(2)	0.7	0.5
Tax fees(3)	0.2	0.1
Total	2.5	1.8
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
(2) Audit-related fees in 2023 principally relate to our debt re-financing and ATM program whereas in 2022 these principally related to our January 2022 and August 2022 equity offerings as well as our ATM program.
(3) Tax fees consist of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax compliance and assistance with tax audits and appeals.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On December 8, 2023 the Board approved a share repurchase program for the Company’s shares, to be purchased in the open market which was limited to a total amount of $100.0 million.
The timing and amount of any shares repurchased will be determined by the Company based on its evaluation of market conditions and other factors including available liquidity and limits under debt instruments and as permitted by securities laws and other legal requirements. The authorization does not have a fixed expiration and the repurchase program may be suspended or discontinued at any time.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate value of shares that may yet be purchased under the plans or programs
December 1 to December 31, 2023	125,000	$6.18	125,000	$99,227,731
Total	125,000	$6.18	125,000	$99,227,731
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
ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
ITEM 16J.     INSIDER TRADING POLICIES

Not applicable.
ITEM 16K.     CYBERSECURITY
Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program designed to safeguard the confidentiality, integrity, and availability of systems, data, and applications. Our cybersecurity risk management program includes processes and controls designed to assess, identify, and manage cybersecurity risks, which is integrated in our overall enterprise risk management system and processes.
We have developed our program in accordance with the standards outlined in the International Organization for Standardization and the International Electrotechnical Commission (ISO/IEC) 27001. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the ISO/IEC standards as guide to help us identify, assess, and manage cybersecurity risks relevant to our business.
Our cybersecurity risk management program includes:
a.Risk Assessment: Defined in the information security management system (ISMS), it is designed to help identify, analyze, and prioritize material cybersecurity risks to our critical systems, information, and our broader enterprise IT environment;
b.External Service Providers: we collaborate with third-party security specialists, where applicable, to enhance the effectiveness of our cybersecurity processes and controls. We have processes to oversee and identify risks associated with third-party service providers embedded as part of our risk management program and following up on due diligence and contractual obligations;
c.Incident Response Plan: a defined plan that include processes and procedures for prevention, detection, mitigation and remediation of our cybersecurity incidents; and
d.Security Awareness Campaigns: Campaigns via various channels (e.g. trainings, direct email, screen savers, etc.) to educate personnel about cybersecurity risks and threat awareness.
Based on the information we have, we do not believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, the scope and impact of any future incident cannot be predicted. See “Item 3D – Risk Factors” for more information on cybersecurity risks.
Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. The Board has delegated the oversight of cybersecurity risk management program to management through the ISMS Forum. ISMS Forum conducts periodic reviews to assess the performance of our ISMS as part of the ISO/IEC 27001 standards and actively participates in these reviews, where cybersecurity risks and metrics are evaluated amongst other strategic considerations. This approach is intended to ensure that management is actively involved in all matters related to cyber security and is making risk-based decisions.
ISMS Forum provides updates on a quarterly basis to the Board of Directors on key components of our program and our cybersecurity risks and updates the Board, as necessary, regarding any material cybersecurity incidents.
Our IT organization, which is headed by our IT Director and a member of the ISMS Forum, is responsible for assessing and managing material risks from cybersecurity threats. Our IT Director has over 20 years of IT operational, tactical and strategical experience including IT infrastructure library and ISO 27001 with over 10 years' being in the offshore drilling industry. Our IT organization cooperates with third-party cybersecurity partner who provides IT services and support. Our IT organization has primary responsibility for our prevention, detection, mitigation, and remediation of our cybersecurity incidents and our overall cybersecurity risk management program and is supported by a trusted cybersecurity partner. Our IT organization has members with over 15 years of experience in the areas of information security, digital transformation, and enterprise risk management across multiple industries.

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

4.1#*
Indenture, dated November 7, 2023, among Borr IHC Limited, the Company and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee, The Bank of New York Mellon, London Branch, as paying agent and Wilmington Trust (London) Limited, as security agent (incorporated by reference from Exhibit 4.13 of the Company’s Form 6-K filed with the SEC on November 16, 2023)

4.2#*
Revolving Credit Facility, dated November 7, 2023, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, DNB Bank ASA and Citibank N.A., Jersey Branch (as original lenders), DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent) (incorporated by reference from Exhibit 4.14 of the Company’s Form 6-K filed with the SEC on November 16, 2023)

4.3*
Bonds Terms for Borr Drilling Limited $250,000,000 5% Senior Unsecured Convertible Bonds 2023/2028 (incorporated by reference from Exhibit 4.10 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

8.1**	List of Subsidiaries of Borr Drilling Limited.

12.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1**	Consent of PricewaterhouseCoopers LLP - Independent Registered Public Accounting Firm

97.1**	Compensation (Clawback) Recovery Policy

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit Number	Description of Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.
#	Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private and confidential. The omissions have been indicated by Asterisks (“[***]”).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler

Date: March 27, 2024	Title:	Principal Financial Officer

BORR DRILLING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Borr Drilling Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Borr Drilling Limited and its subsidiaries (the “Company”) as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023 , based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Jack-up drilling rigs impairment assessment

As described in Notes 2 and 16 to the consolidated financial statements, the carrying amount of the Company’s jack-up drilling rigs as of December 31, 2023, was $2,578.3 million. Management uses judgment in considering if events or changes in circumstances indicate the carrying amount of jack-up drilling rigs may not be recoverable. Management determines recoverability by comparing the carrying amount of an asset to the estimated undiscounted cash flows of the asset. If the total of the undiscounted cash flows is less than the carrying amount, an impairment loss is recognized as the difference between the carrying amount of the asset and its fair value. In determining estimated cash flows, utilization and dayrate revenues are key assumptions. Management concluded that indicators of impairment existed for seven jack-up rigs and performed a recoverability assessment, however no impairment loss was recognized during the year ended December 31, 2023, as the estimated undiscounted cash flows were higher than the carrying amounts of the associated jack-up rigs.

The principal considerations for our determination that performing procedures relating to the jack-up drilling rigs impairment assessment is a critical audit matter are (i) the significant judgment by management in determining whether any events or circumstances existed which would indicate that the carrying value of the jack-up drilling rigs might not be recoverable and developing the estimated undiscounted cash flows; and (ii) the high degree of auditor judgment, subjectivity and effort in performing audit procedures to evaluate management’s assumptions related to utilization and dayrate revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls relating to management’s assessment of indicators of impairment and development of recoverability estimates. These procedures also included, among others, (i) evaluating the appropriateness of management’s judgments for determining whether indicators of impairment existed; (ii) testing management’s process for developing the jack-up rigs recoverability assessment; (iii) evaluating the appropriateness of the model used by management; (iv) testing the completeness and accuracy of underlying data; and (v) evaluating the reasonableness of significant assumptions related to expected future utilization and dayrate revenues used in the estimated undiscounted cash flows. Evaluating management’s assumptions related to future utilization and dayrate revenues involved evaluating whether the assumptions used by management were reasonable considering past performance of the jack-up drilling rigs, contracted future revenues, macroeconomic conditions, industry forecasts, and management’s historical forecasting accuracy.
/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
March 27, 2024
We have served as the Company’s auditor since 2019.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In $ millions, except per share data)	Notes	2023	2022	2021
Operating revenues
Dayrate revenue	4	642.0	358.7	205.8
Related party revenue	4,27	129.6	85.1	39.5
Total operating revenues		771.6	443.8	245.3

Gain on disposals	6	0.6	4.2	1.2

Operating expenses
Rig operating and maintenance expenses		(359.3)	(264.9)	(180.5)
Depreciation of non-current assets	16	(117.4)	(116.5)	(119.6)
Impairment of non-current assets	15,16	—	(131.7)	—
General and administrative expenses		(45.1)	(36.8)	(34.7)
Total operating expenses		(521.8)	(549.9)	(334.8)

Operating income / (loss)		250.4	(101.9)	(88.3)

Other non-operating income	7	—	2.0	3.6
Income from equity method investments	7	4.9	1.2	16.1

Financial income (expenses), net
Interest income		4.9	5.4	—
Interest expense	8	(177.2)	(139.2)	(99.4)
Other financial expenses, net	9	(26.9)	(41.9)	(15.3)
Total financial expenses, net		(199.2)	(175.7)	(114.7)

Income / (loss) before income taxes		56.1	(274.4)	(183.3)

Income tax expense	10	(34.0)	(18.4)	(9.7)
Net income / (loss) attributable to stockholders of Borr Drilling Limited		22.1	(292.8)	(193.0)

Income / (loss) per share
Basic and diluted income / (loss) per share	11	0.09	(1.64)	(1.43)
Weighted-average shares outstanding, basic	11	244,270,405	178,404,637	134,726,336
Weighted-average shares outstanding, diluted	11	248,150,614	178,404,637	134,726,336
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In $ millions)	Notes	2023	2022	2021
Net income / (loss)		22.1	(292.8)	(193.0)
Other comprehensive income		—	—	—
Total comprehensive income / (loss)		22.1	(292.8)	(193.0)

Comprehensive income / (loss) attributable to:
Stockholders of Borr Drilling Limited		22.1	(292.8)	(193.0)
Total comprehensive income / (loss)		22.1	(292.8)	(193.0)
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2022

(In $ millions, except per share data)	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents		102.5	108.0
Restricted cash	12	0.1	2.5
Trade receivables, net	13	56.2	43.0
Prepaid expenses		11.0	9.6
Deferred mobilization and contract preparation cost	5	39.4	38.4
Accrued revenue	5	73.7	57.4
Due from related parties	27	95.0	65.6
Other current assets	14	32.0	25.4
Total current assets		409.9	349.9
Non-current assets
Non-current restricted cash	12	—	8.0
Property, plant and equipment		3.5	3.9
Newbuildings	15	5.4	3.5
Jack-up drilling rigs, net	16	2,578.3	2,589.1
Equity method investments	7	15.7	20.6
Other non-current assets	18	67.3	26.7
Total non-current assets		2,670.2	2,651.8
Total assets		3,080.1	3,001.7
Liabilities and equity
Current liabilities
Trade payables		35.5	47.7
Accrued expenses	19	77.0	80.8
Short-term accrued interest and other items		42.3	77.7
Short-term debt	21	82.9	445.9
Short-term deferred mobilization, demobilization and other revenue	5	59.5	57.3
Other current liabilities	20	63.2	36.2
Total current liabilities		360.4	745.6
Non-current liabilities
Long-term accrued interest and other items		—	29.7
Long-term debt	21	1,618.8	1,191.1
Long-term deferred mobilization, demobilization and other revenue	5	56.6	68.7
Other non-current liabilities		5.8	14.3
Onerous contracts	22	54.5	54.5
Total non-current liabilities		1,735.7	1,358.3
Total liabilities		2,096.1	2,103.9
Commitments and contingencies	23
Stockholders’ equity
Share Capital - Common shares of par value $0.10 per share: authorized 315,000,000 (2022: 255,000,000), issued 264,080,391 (2022: 229,263,598) and outstanding 252,582,036 (2022: 228,948,087) shares	28	26.5	23.0
Treasury shares		(8.9)	(9.8)
Additional paid in capital		337.2	2,265.6
Contributed surplus		1,988.1	—
Accumulated deficit		(1,358.9)	(1,381.0)
Total equity		984.0	897.8
Total liabilities and equity		3,080.1	3,001.7
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In $ millions)	Notes	2023	2022	2021
Cash flows from operating activities
Net income / (loss)		22.1	(292.8)	(193.0)
Adjustments to reconcile net income / (loss) to net cash provided by/(used in) operating activities:
Non-cash compensation expense related to stock based and directors' compensation		5.6	2.6	0.9
Depreciation of non-current assets	16	117.4	116.5	119.6
Impairment of non-current assets	16	—	131.7	—
Amortization of deferred mobilization and contract preparation costs		44.6	36.7	12.6
Amortization of deferred mobilization, demobilization and other revenue		(61.9)	(22.1)	(5.9)
Gain on disposal of assets and other non-operating income	6,7	(0.6)	(4.2)	(4.8)
Amortization of debt discount		1.0	—	—
Amortization of deferred finance charges		21.3	7.9	6.5
Bank commitment, guarantee and other fees		(2.9)	15.7	—
Effective interest rate adjustments		(19.7)	2.8	3.7
Income from equity method investments	7	(4.9)	(1.2)	(16.1)
Deferred income tax	10	(16.5)	(2.1)	(0.5)
Change in assets and liabilities
Amounts due to/from related parties		(29.4)	(17.0)	(13.7)
Accrued expenses		2.1	89.8	10.3
Accrued interest		(66.1)	(35.8)	29.0
Other current and non-current assets		(107.7)	(139.2)	(24.1)
Other current and non-current liabilities		44.9	173.2	16.6
Net cash (used in) / provided by operating activities		(50.7)	62.5	(58.9)

Cash flows from investing activities
Purchase of property, plant and equipment		(1.5)	(1.8)	(0.1)
Proceeds from sale of fixed assets	6	—	0.7	2.7
Repayment from / (funding provided to) equity method investments	7	9.8	—	46.5
Proceeds from disposal of equity method investments	7	—	—	10.6
Additions to newbuildings	15	(1.3)	—	—
Additions to jack-up drilling rigs	16	(111.2)	(81.5)	(18.8)
Net cash (used in) / provided by investing activities		(104.2)	(82.6)	40.9

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	28	58.1	298.1	44.8
Repayment of debt	21	(1,800.6)	(355.5)	—
Proceeds from debt, net of discount and issuance costs	21	1,881.5	150.0	—
Purchase of treasury shares		(0.8)	—	—
Proceeds from exercise of share options	28	0.8	—	—
Net cash provided by financing activities		139.0	92.6	44.8

Net (decrease) / increase in cash, cash equivalents and restricted cash		(15.9)	72.5	26.8
Cash, cash equivalents and restricted cash at beginning of the year		118.5	46.0	19.2
Cash, cash equivalents and restricted cash at end of the year		102.6	118.5	46.0

Supplementary disclosure of cash flow information

(In $ millions)	2023	2022	2021
Interest paid	(217.4)	(83.9)	(57.2)
Income taxes (paid) refunded, net	(38.2)	(16.2)	0.8
Non-cash offset of debt and jack-up rigs	—	(87.0)	—
Non-cash offset of accrued interest and jack-up rigs	—	(33.0)	—
Issuance of debt as non-cash settlement of financing fee	—	8.2	5.0

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(In $ millions)	2023	2022	2021	2020
Cash and cash equivalents	102.5	108.0	34.9	19.2
Restricted cash	0.1	2.5	3.3	—
Non-current restricted cash	—	8.0	7.8	—
Total cash and cash equivalents and restricted cash	102.6	118.5	46.0	19.2
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In $ millions, except share numbers)	Number of outstanding shares	Share Capital	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated Deficit	Total equity
Consolidated balance at January 1, 2021	109,429,494	11.0	(26.2)	1,947.2	—	(895.2)	1,036.8
Issue of common shares	27,058,823	2.8	—	43.2	—	—	46.0
Equity issuance costs	—	—	—	(1.2)	—	—	(1.2)
Stock based compensation	323,525	—	12.5	(11.6)	—	—	0.9
Total comprehensive income/(loss)	—	—	—	—	—	(193.0)	(193.0)
Other, net	—	—	—	0.4	—	—	0.4
Consolidated balance at December 31, 2022	136,811,842	13.8	(13.7)	1,978.0	—	(1,088.2)	889.9
Issue of common shares	92,046,404	9.2	—	304.6	—	—	313.8
Equity issuance costs	—	—	—	(15.7)	—	—	(15.7)
Stock based compensation	90,822	—	3.9	(1.3)	—	—	2.6
Shares cancelled	(981.0)	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(292.8)	(292.8)
Consolidated balance at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issue of common shares	23,260,063	3.5	(1.2)	59.0	—	—	61.3
Equity issuance costs	—	—	—	(1.7)	—	—	(1.7)
Repurchase of treasury shares	(125,000)	—	(0.8)	—	—	—	(0.8)
Convertible debt issuance cost	—	—	—	10.9	—	—	10.9
Reduction in share premium / APIC	—	—	—	(2,000.0)	2,000.0	—	—
Stock based compensation	498,886	—	2.9	3.4	—	—	6.3
Distributions to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—		22.1	22.1
Consolidated balance at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and on the New York Stock Exchange under the ticker “BORR”. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths of approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of December 31, 2023, we had 22 premium jack-up rigs and had agreed to purchase two additional premium jack-up rigs under construction, which are scheduled for delivery in 2024.
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
In our previous reports, except for the period ending September 30, 2023, we had disclosed a substantial doubt over our ability to continue as a going concern due to us incurring significant losses since inception and our potential dependence on additional financing in order to meet our existing capital expenditure commitments, working capital requirements and our debt obligations expected in the next 12 months.
With the execution of our comprehensive refinancing in October and November 2023, which included the issuance of our $1.54 billion Notes, new $180.0 million Super Senior Credit Facility (comprised of a $150 million Revolving Credit Facility ("RCF") and a $30.0 million Guarantee Facility), $50.0 million equity raise, and issuance of additional $200.0 million under the same terms and conditions as the $1.025 billion 2028 Notes in March 2024, we believe that our cash flow from operations, together with the $150 million undrawn under our RCF and our cash and cash equivalents, will meet our anticipated capital expenditure commitments, working capital requirements, our debt obligations and allow us to meet our debt covenants, for the next 12 months following the date of issue of the financial statements.
The financial statements included in this report have been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The audited consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Amounts are presented in United States Dollars (“U.S. dollar or $”) rounded to the nearest million, unless otherwise stated.
On December 14, 2021 the Board of Directors approved a 2-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split, every two shares of the Company’s issued and outstanding common shares, par value $0.05 per share was combined into one issued and outstanding common share, par value $0.10 per share. Unless otherwise indicated, all share and per share data in these Consolidated Audited Financial Statements have been adjusted as necessary to give effect of our Reverse Share Split and is approximate due to rounding.

Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation.

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
Investments in entities in which we directly or indirectly hold more than 50% of the voting control and meeting criteria (a) and (b) above in regards to requirements to consolidate a VIE are consolidated in the financial statements. All intercompany balances and transactions are eliminated. The non-controlling interests of subsidiaries are included in the consolidated balance sheets and consolidated statements of operations as “Non-controlling interests".
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

In assessing the recoverability of our jack-up rigs' carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap values, utilization, dayrates, operating and maintenance expenses and capital expenditures.
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
Investments in equity method investments are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate that the fair value may be below the carrying value of our investment. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period in "Income from equity method investments" in the Consolidated Statements of Operations.
Income taxes
Borr Drilling Limited is a Bermuda company that has a number of subsidiaries, affiliates and branches in various jurisdictions, a number of which have evolving tax laws. On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 ("Corporate Income Tax Act") which introduces a 15% income tax from January 1, 2025. This is consistent with the Global Anti-Base Erosion Model Rules (Pillar 2) published by the Organization for Economic Co-operation and Development (“OECD”) and it overrides previous assurances of tax exemption in Bermuda until 2035. The Company and its Bermuda subsidiaries will not be subject to Bermuda income tax until such time as Borr achieves consolidated global revenues of USD equivalent of EUR 750 million or more in two of the preceding four fiscal years. This means Bermuda income tax will be applicable to the Company at the same time Pillar 2 becomes applicable to Borr globally. This is expected to be from January 1, 2026. Certain subsidiaries, affiliates and branches operate in other jurisdictions where withholding taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.
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
Earnings per share
Basic earnings/(loss) per share (“EPS”) is calculated based on the income/(loss) for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments which for the Company includes share options, performance stock units, restricted stock units and convertible bonds. The determination of dilutive EPS may require us to make adjustments to net income/(loss) and the weighted average shares outstanding used to compute basic EPS unless anti-dilutive.
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
Restricted cash
Restricted cash consists of bank deposits which have been pledged as collateral for guarantees issued by banks in relation to rig operating contracts or minimum deposits which must be maintained in accordance with credit agreements. Restricted cash amounts with maturities longer than one year are classified as non-current assets.
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
Jack-up drilling rigs
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

We use judgement in considering if events or changes in circumstances indicate that the carrying amount of such jack-up rigs may not be recoverable. This assessment is done on a quarterly basis. When indicators are present, recoverability is determined by comparing the carrying amount of an asset to the estimated undiscounted cash flows of the asset. If the total of the undiscounted cash flows is less than the carrying amount, an impairment loss is recognized as the difference between the carrying amount of the asset and its fair value. Jack-up rigs and related equipment held-for-sale are recorded at the lower of net book value or fair value.
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
Premiums and discounts related to the issuance of term debt are deferred and amortized over the term of the relevant debt using the straight-line method as this approximates the effective interest method. Amortization of premiums and discounts is included in "Interest expense" in the Consolidated Statements of Operations. Premiums and discounts are presented as an adjustment to the corresponding liability in the Consolidated Balance Sheets.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan using the straight-line method as this approximates the effective interest method. Amortization of loan costs is included in "Interest expense" in the Consolidated Statements of Operations. If a loan is repaid early, any unamortized portion of the related deferred charge is charged against income in the period in which the loan is repaid. Deferred charges are presented as either a gross asset or as a deduction from the corresponding liability in the Consolidated Balance Sheets.
Debt extinguishments and modifications
Costs associated with debt extinguishments are included in determining the debt extinguishment gain or loss which is included in "Interest expense" in the Consolidated Statements of Operations. Costs associated with debt modifications are accounted for as deferred charges. See Deferred charges accounting policy.
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
We expense the fair value of stock-based compensation over the period the stock options, PSUs or RSUs vest. We amortize stock-based compensation awards on a straight-line basis over the period during which the individuals are required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for stock-based compensation for which the individuals do not render the requisite service. We account for forfeitures as they occur.
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
Note 3 - Recently Issued Accounting Standards
Adoption of new accounting standards
In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments in this Update improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of, and after, a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In March 2022, the FASB issued ASU 2022-01 Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method. The amendments clarify the accounting for, and promote consistency in, the reporting of hedge basis adjustments applicable to both a single hedged layer and multiple hedged layers as follows: 1) An entity is required to maintain basis adjustments in an existing hedge on a closed portfolio basis (that is, not allocated to individual assets). 2) An entity is required to immediately recognize and present the basis adjustment associated with the amount of the de-designated layer that was breached in interest income. In addition, an entity is required to disclose that amount and the circumstances that led to the breach. 3) An entity is required to disclose the total amount of the basis adjustments in existing hedges as a reconciling amount if other areas of GAAP require the disaggregated disclosure of the amortized cost basis of assets included in the closed portfolio. 4) An entity is prohibited from considering basis adjustments in an existing hedge when determining credit losses. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.

In March 2022, the FASB issued ASU 2022-02 Financial Instruments—Credit Losses (Topic 326). The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the Current Expected Credit Losses (CECL) model and enhance the disclosure requirements for loan refinancing and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In September 2022, the FASB issued ASU 2022-04 Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The amendments require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. These amendments are effective for the Company from January 1, 2023. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and require the following disclosures for equity securities subject to contractual sale restrictions:
1. The fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet
2. The nature and remaining duration of the restriction(s)
	3. The circumstances that could cause a lapse in the restriction(s).	January 1, 2024	No material impact expected
ASU 2023-01 Leases (Topic 842): Common Control Arrangements	The amendments provide a practical expedient for private companies and not-for-profit entities that are not conduit bond obligors to use the written terms and conditions of a common control arrangement to determine whether a lease exists and, if so, the classification of and accounting for that lease. If no written terms and conditions exist (including in situations in which an entity does not document existing unwritten terms and conditions in writing upon transition to the practical expedient), an entity is prohibited from applying the practical expedient and must evaluate the enforceable terms and conditions to apply Topic 842.

Also, the amendments require that leasehold improvements associated with common control leases be:
1. Amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. However, if the lessor obtained the right to control the use of the underlying asset through a lease with another entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group.
2. Accounted for as a transfer between entities under common control through an adjustment to equity (or net assets for not-for-profit entities) if, and when, the lessee no longer controls the use of the underlying asset.
	Additionally, those leasehold improvements are subject to the impairment guidance in Topic 360, Property, Plant, and Equipment.	January 1, 2024	No material impact expected
ASU 2023-02 Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)	The amendments permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of income tax expense (benefit).	January 1, 2024	No material impact expected

ASU 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement	The amendments in this Update address the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. The objectives of the amendments are to:
(1) provide decision-useful information to investors and other allocators of capital (collectively, investors) in a joint venture’s financial statements; and
(2) reduce diversity in practice.
To reduce diversity in practice and provide decision-useful information to a joint venture’s investors, the Board decided to require that a joint venture apply a new basis of accounting upon formation, resulting in a joint venture, upon formation, being required to recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance).	January 1, 2025	Under evaluation
ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update:
1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss.
2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition.
3. Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods.
4. Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements.
5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.
6. Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280.
	January 1, 2024	No material impact expected
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The amendments in this Update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items.
The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant.
	January 1, 2025	Under evaluation
The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Audited Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Segments
During the years ended December 31, 2023 and December 31, 2022, we had a single reportable segment: our operations performed under our dayrate model (which includes rig charters and ancillary services). During the year ended December 31, 2021, we had two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the Integrated Well Services ("IWS") model. IWS operations were performed by our joint venture entities Opex and Akal.

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
The following presents information by segment for the year ended December 31, 2023:

(In $ millions)	Dayrate	Reconciling items(2)	Consolidated total
Dayrate revenue	954.2	(312.2)	642.0
Related party revenue	—	129.6	129.6
Gain on disposals	—	0.6	0.6
Rig operating and maintenance expenses	(665.2)	305.9	(359.3)
Depreciation of non-current assets	(115.5)	(1.9)	(117.4)
General and administrative expenses	—	(45.1)	(45.1)
Income from equity method investments	—	4.9	4.9
Operating income including equity method investment	173.5	81.8	255.3

Total assets	3,401.0	(320.9)	3,080.1
The following presents information by segment for the year ended December 31, 2022:

(In $ millions)	Dayrate	Reconciling items(2)	Consolidated total
Dayrate revenue	600.0	(241.3)	358.7
Related party revenue	—	85.1	85.1
Gain on disposals	—	4.2	4.2
Rig operating and maintenance expenses	(501.2)	236.3	(264.9)
Depreciation of non-current assets	(114.9)	(1.6)	(116.5)
Impairment of non-current assets	(131.7)	—	(131.7)
General and administrative expenses	—	(36.8)	(36.8)
Income from equity method investments	—	1.2	1.2
Operating (loss)/income including equity method investment	(147.8)	47.1	(100.7)

Total assets	3,287.9	(286.2)	3,001.7

The following presents information by segment for the year ended December 31, 2021:

(In $ millions)	Dayrate	IWS (1)	Reconciling items(2)	Consolidated total
Dayrate revenue	205.8	301.6	(301.6)	205.8
Related party revenue	39.5	—	—	39.5
Intersegment revenue	88.5	—	(88.5)	—
Gain on disposals	—	—	1.2	1.2
Rig operating and maintenance expenses	(339.7)	(186.3)	345.5	(180.5)
Intersegment expenses	—	(88.5)	88.5	—
Depreciation of non-current assets	(117.6)	—	(2.0)	(119.6)
General and administrative expenses	—	—	(34.7)	(34.7)
Income from equity method investments	—	—	16.1	16.1
Operating (loss)/income including equity method investment	(123.5)	26.8	24.5	(72.2)

Total assets	3,277.6	—	(197.3)	3,080.3

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

The following presents our revenues by geographic area:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
South East Asia	233.0	154.5	99.5
Mexico	191.2	95.9	39.5
West Africa	168.6	106.9	30.7
Middle East	147.8	37.7	—
Europe	31.0	48.8	75.6
Total	771.6	443.8	245.3
The following presents the net book value of our jack-up rigs by geographic area(1):

	As of December 31,
(In $ millions)	2023	2022
Mexico	815.4	675.5
South East Asia	673.4	832.5
Middle East	553.0	481.2
West Africa	444.8	507.0
Europe	91.7	92.9
Total	2,578.3	2,589.1
(1) The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenue or operating profits generated by such assets during the associated periods.
Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	For the Years Ended December 31,
(In % of operating revenues)	2023	2022	2021
Perfomex	17%	14%	11%
Saudi Arabian Oil Company	14%	4%	—%
Eni Congo S.A.	14%	10%	—%
PTT Exploration and Production Public Company Limited	5%	11%	24%
CNOOC Petroleum Europe Limited	—%	—%	16%
Total	50%	39%	51%
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

The following presents our contract assets and liabilities from our contracts with customers:

	As of December 31,
(In $ millions)	2023	2022

Accrued revenue (1)	73.7	57.4
Current contract assets	73.7	57.4

Non-current accrued revenue (2)	2.3	3.8
Non-current contract assets	2.3	3.8
Total contract assets	76.0	61.2

Current deferred mobilization, demobilization and contract preparation revenue	(59.5)	(57.3)
Current contract liability	(59.5)	(57.3)

Non-current deferred mobilization, demobilization and contract preparation revenue	(56.6)	(68.7)
Non-current contract liability	(56.6)	(68.7)
Total contract liability	(116.1)	(126.0)
(1) Accrued revenue includes $7.3 million ($0.5 million as of December 31, 2022) related to the current portion of deferred variable rate revenue, $1.2 million ($0.9 million as of December 31, 2022) related to the current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts and $1.1 million ($0.7 million as of December 31, 2022) pertaining to the current portion of deferred demobilization revenue.
(2) Non-current accrued revenue includes $1.5 million ($1.5 million as of December 31, 2022) pertaining to the non-current portion of deferred demobilization revenue and $0.8 million ($2.3 million as of December 31, 2022) related to non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts. Non-current accrued revenue is included in "Other non-current assets" in our Consolidated Balance Sheets (see Note 18 - Other Non-Current Assets).
Total movement in our contract assets and contract liabilities balances during the years ended December 31, 2023 and 2022 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2021	20.2	6.4
Performance obligations satisfied during the reporting period	55.1	—
Amortization of revenue	—	(22.1)
Unbilled demobilization revenue	2.2	—
Unbilled variable rate revenue	3.9	—
Performance obligations to be satisfied over time	—	2.2
Cash received, excluding amounts recognized as revenue	—	139.5
Cash received against the contract asset balance	(20.2)	—
Balance as of December 31, 2022	61.2	126.0
Performance obligations satisfied during the reporting period	62.6	—
Amortization of revenue	—	(61.9)
Unbilled demobilization revenue	0.4	—
Unbilled variable rate revenue	11.9	—
Performance obligations to be satisfied over time	—	0.4
Cash received, excluding amounts recognized as revenue	—	51.6
Cash received against the contract asset balance	(60.1)	—
Balance as of December 31, 2023	76.0	116.1
Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time, under the output method.

	For the years ended December 31,
(In $ millions)	2023	2022	2021
Over time	743.0	418.6	234.7
Point in time	28.6	25.2	10.6
Total	771.6	443.8	245.3
Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows as at December 31, 2023:

	For the years ending December 31,
(In $ millions)	2024	2025	2026	2027 onwards
Dayrate revenue	596.6	412.2	110.3	83.5
Other revenue (1)	55.7	32.9	7.7	9.9
Total	652.3	445.1	118.0	93.4

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

	As of December 31,
(In $ millions)	2023	2022
Current deferred mobilization and contract preparation costs	39.4	38.4
Non-current deferred mobilization and contract preparation costs (1)	42.6	17.1
Total deferred mobilization and contract preparation asset	82.0	55.5

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Consolidated Balance Sheets (see Note 18 - Other Non-Current Assets).
For the year ended December 31, 2023, total deferred mobilization and contract preparation costs increased by $26.5 million, as a result of additional deferred costs of $71.1 million primarily relating to the contract preparation and mobilization costs of the rigs "Arabia III", "Hild", "Gerd", "Ran", "Arabia I", "Arabia II" and "Saga", offset by amortization of $44.6 million.

For the year ended December 31, 2022, total deferred mobilization and contract preparation costs increased by $33.9 million, as a result of additional deferred costs of $70.6 million primarily relating to the contract preparation and mobilization costs of the rigs "Arabia I", "Arabia II", "Prospector 5", "Ran", "Saga", "Idun", "Mist, "Natt", "Gerd" and "Groa", offset by amortization of $36.7 million.

Note 6 - Gain on Disposals
We recognized the following gain on disposal for the year ended December 31, 2023:

	Year Ended December 31, 2023
(in $ millions)	Net proceeds	Book value on disposal	Gain on disposal
Rig Related Equipment	0.6	—	0.6
Total	0.6	0.0	0.6
We recognized the following loss and gain on disposals for the year ended December 31, 2022:

	Year Ended December 31, 2022
(in $ millions)	Net proceeds	Book value on disposal	(Loss)/gain on disposal
Gyme (1)	119.5	119.7	(0.2)
Newbuildings (2)	11.3	7.6	3.7
Rig Related Equipment	0.7	—	0.7
Total	131.5	127.3	4.2
(1) Of the proceeds from the sale of the "Gyme", $87.0 million was used to directly repay the outstanding debt and back-end fee with PPL pertaining to the Gyme, and $33.0 million was used to directly repay accrued interest associated with the "Gyme" and the eight other rigs financed by PPL.
(2) Net proceeds from the sale were used to directly settle certain liabilities and future commitments with Seatrium New Energy Limited (formerly known as Keppel FELS Limited), pertaining to the rig "Tivar" and will be used to settle future commitments with Seatrium for the rigs "Huldra" and "Heidrun".
We recognized the following loss and gain on disposals for the year ended December 31, 2021:

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
On August 4, 2021, the Company executed a Stock Purchase Agreement with BMV and Operadora for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The acquisition was completed on the same date. The Company recognized a $3.6 million gain on disposal of Opex and Akal in "Other non-operating income" in the Consolidated Statements of Operations in the year ended December 31, 2021, as the difference between the cash consideration received of $10.6 million and the carrying value of the equity method investments on the date of disposal of $7.0 million.
Prior to August 4, 2021, Opex and Akal contracted technical support services from BMV, management services from Operadora and well services from specialist well service contractors and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. The revenue earned was fixed under each of the Pemex contracts, while Opex and Akal managed the drilling services and related costs on a per well basis. Prior to the sale, we were obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholder Agreements.
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
Effective October 20, 2022, all five jack-up rigs were provided to Perfomex on bareboat charters, thereby consolidating activities into Perfomex, for Perfomex's provision of traditional dayrate drilling and technical services to Opex. Effective from this date, Perfomex II continued to provide technical services to Opex, in addition to rig management services to external parties.
The below tables set forth the summarized results from these entities on a 100% basis for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023
In $ millions	Perfomex	Perfomex II
Revenue	290.9	21.3
Operating expenses	(284.9)	(21.0)
Net income	3.8	5.7

	Year ended December 31, 2022
In $ millions	Perfomex	Perfomex II
Revenue	157.9	83.4
Operating expenses	(154.6)	(81.7)
Net income	—	2.4

	Year ended December 31, 2021		Period from January 1, 2021 to August 4, 2021
In $ millions	Perfomex	Perfomex II	Opex	Akal
Revenue	110.1	61.9	199.4	102.2
Operating expenses	(105.0)	(54.2)	(167.7)	(107.1)
Net income (loss)	1.0	5.1	30.9	(1.7)
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
As of December 31, 2023, Perfomex and Perfomex II had $164.9 million of receivables from Opex and Akal, of which $131.7 million was outstanding and $33.2 million was unbilled. As of December 31, 2022, Perfomex and Perfomex II had $113.9 million of receivables from Opex and Akal, of which $105.1 million was outstanding and $8.8 million was unbilled.
As of August 4, 2021, Opex and Akal had $237.1 million in receivables from Pemex, of which $113.7 million were outstanding and $123.4 million were unbilled.
Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at December 31, 2023
In $ millions	Perfomex	Perfomex II
Cash	11.4	0.5
Total current assets	271.4	35.1
Total non-current assets	12.3	2.1
Total assets	283.7	37.2
Total current liabilities	257.2	23.8
Total non-current liabilities	8.3	0.2
Equity	18.2	13.2
Total liabilities and equity	283.7	37.2

	As at December 31, 2022
In $ millions	Perfomex	Perfomex II
Cash	13.2	6.6
Total current assets	198.0	54.8
Total non-current assets	28.6	4.8
Total assets	226.6	59.6
Total current liabilities	191.6	51.6
Total non-current liabilities	20.6	0.5
Equity	14.4	7.5
Total liabilities and equity	226.6	59.6
The following presents our investments in equity method investments as at December 31, 2023 and December 31, 2022:

In $ millions	Perfomex	Perfomex II	Total
Balance as of January 1, 2022	16.9	2.5	19.4
Income / (loss) on a percentage basis	—	1.2	1.2
Balance as of December 31, 2022	16.9	3.7	20.6
Funding received from shareholder loan (1)	(9.8)	—	(9.8)
Income on a percentage basis	2.0	2.9	4.9
Balance as of December 31, 2023	9.1	6.6	15.7
(1) During the year ended December 31, 2023, $9.8 million funding provided by shareholders loans was repaid by Perfomex, settling the outstanding balance.
Note 8 - Interest expense
Interest expense is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Debt interest expense	(157.4)	(125.4)	(92.9)
Loss on debt extinguishment (1)	(19.4)	(7.8)	—
Amortization of deferred finance charges	(10.3)	(7.9)	(6.5)
Amortization of debt discount	(1.0)	—	—
Gain on debt extinguishment (2)	10.9	1.9	—
Total	(177.2)	(139.2)	(99.4)
(1) Loss on debt extinguishment for the year ended December 31, 2023 relates to the $15.5 million loss associated with the repayment of the $150m Secured Bonds and the $3.9 million loss associated with the repayment of the Hayfin Debt Facility. Loss on debt extinguishment for the year ended December 31, 2022 relates to the $2.9 million loss associated with the refinancing of the Hayfin Debt Facility and the $4.9 million loss on the repayment of the Syndicated Senior Secured Credit Facilities and New Bridge Facility, of which DNB Bank was one of the lenders of the syndicate.
(2) Gain on debt extinguishment for the year ended December 31, 2023 relates to the $7.2 million gain associated with the repayment of the Seatrium Delivery Financing Facility, the $2.8 million gain associated with the repayment of the New DNB Facility and the $0.9 million gain associated with the repayment of the PPL Delivery Financing Facility. Gain on debt extinguishment for the year ended December 31, 2022 relates to the gain on extinguishment of the debt associated with the jack-up rig "Gyme". Upon sale of the rig, part of the proceeds were used to repay the outstanding amount under its facility, which was financed by PPL.

Note 9 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Yard cost cover expense	(22.1)	(28.2)	(12.8)
Foreign exchange loss	(2.8)	(0.9)	(2.8)
Bank commitment, guarantee and other fees (1)	(2.3)	(12.7)	(4.2)
Other financial income / (expenses)	0.3	(0.1)	4.5
Total	(26.9)	(41.9)	(15.3)
(1) Bank commitment, guarantee and other fees include $10.7 million in financing fees for the year ended December 31, 2022 (nil for the years ended December 31, 2023 and December 31, 2021).
Amortization of deferred finance charges for the years ended December 31, 2022 and December 31, 2021, of $7.9 million and $6.5 million, respectively, have been presented in Interest expense in the Consolidated Statements of Operations, to conform to the current period's presentation. See Note 8 - Interest expense.
Note 10 - Taxation
Borr Drilling Limited is a Bermuda company not currently required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. However, the Bermuda Corporate Income Tax Act was enacted on December 27, 2023 and will apply from January 1, 2025, as discussed below. We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
Total pre-tax income / (loss) is comprised of the following by jurisdiction:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Bermuda	(92.2)	(44.1)	(68.1)
Foreign	148.3	(230.3)	(115.2)
Total	56.1	(274.4)	(183.3)
All income tax expense is attributable to foreign jurisdictions and is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Current tax expense	50.5	20.5	10.2
Change in deferred tax	(16.5)	(2.1)	(0.5)
Total	34.0	18.4	9.7
Our annual effective tax rate for the year ended December 31, 2023 was approximately 60.61%, on a pre-tax income of $56.1 million. Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax provision / benefit and income / (loss) before taxes. The year ended December 31, 2023 was also impacted by the release of a valuation allowance against certain deferred tax assets in the U.K., and a decrease in the liability for unrecognized tax positions for the expiration of a statute of limitations.
A reconciliation of the Bermuda statutory tax rate to our effective rate is shown below:

	For the Years Ended December 31,
	2023	2022	2021
Bermuda statutory income tax rate	—%	—%	—%
Tax rates which are different from the statutory rate	101.25%	(7.20)%	(6.64)%
Adjustment attributable to prior years	3.39%	0.67%	1.60%
Change in valuation allowance	(29.41)%	—%	—%
Adjustments to uncertain tax positions	(14.62)%	(0.18)%	(0.26)%
Total	60.61%	(6.71)%	(5.30)%
The components of the net deferred taxes are as follows:

	As of December 31,
(In $ millions)	2023	2022
Deferred tax assets
Net operating losses	17.6	17.7
Excess of tax basis over book basis of property, plant and equipment	14.7	45.0
Other	20.6	17.9
Deferred tax asset	52.9	80.6
Less: valuation allowance	(33.6)	(77.1)
Net deferred tax assets (1)	19.3	3.5
Deferred tax liabilities
Deferred tax liabilities	—	(0.7)
Net deferred tax asset	19.3	2.8
(1) Net deferred tax assets are recognized in "Other non-current assets" in the Consolidated Balance Sheets (see Note 18 - Other Non-Current Assets).
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom ($64.0 million net operating losses at December 31, 2023) and will not expire. We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change. In 2023, we reduced our valuation allowance previously recorded against the gross deferred tax assets primarily attributable to the net operating losses in the United Kingdom. Due to existing contracts as of December 31, 2023, we determined that these net operating losses would likely be utilized. The release of this valuation allowance reduced our income tax provision by $16.5 million.
We conduct business globally and, as a result, we file income tax returns, or are subject to withholding taxes, in various jurisdictions. In the normal course of business we are generally subject to examination by taxation authorities throughout the world, including major jurisdictions in which we operate or used to operate.
The following is a reconciliation of the liabilities related to our uncertain tax positions:

(In $ millions)	2023	2022
Unrecognized tax benefits, including interest and penalties, at January 1,	11.3	6.2
Additions for tax positions of prior year	0.3	—
Reduction in tax positions of prior years	(9.5)	—
Unrecognized tax benefits, excluding interest and penalties, at December 31,	2.1	6.2
Interest and penalties	1.1	5.1
Unrecognized tax benefits, including interest and penalties, at December 31,	3.2	11.3
The liabilities summarized in the table above are presented within "Other non-current liabilities" in the Consolidated Balance Sheets.

We include, as a component of our income tax provision, potential interest and penalties related to liabilities for our unrecognized tax benefits within our global operations. Interest and penalties resulted in an income tax expense of $1.1 million, $0.5 million and $0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.
For the year ended December 31, 2023, we reduced our liability for uncertain tax positions, and our income tax provision, by $9.5 million to reflect the expiration of a statute of limitations.
As of December 31, 2023, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $3.2 million, and if recognized, would reduce our income tax provision by $3.2 million. As of December 31, 2022, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $11.3 million, and if recognized, would reduce our income tax provision by $11.3 million. It is reasonably possible that our existing liabilities related to our unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. While the amounts provided are an estimate and subject to revision, we are not aware of any circumstances currently that would result in a material increase to the amounts provided for the risks identified at this time.
In response to the Organization for Economic Co-Operation and Development (OECD) Base Erosion and Profit Shifting initiative, a 15% worldwide minimum tax implemented on a country-by-country basis has been introduced with many jurisdictions committed to a January 1, 2024, effective date. There remains a number of uncertainties around the final Pillar 2 model rules, and we are closely monitoring developments on this initiative.
Additionally, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act which imposes a 15% tax on Bermuda businesses that are part of multinational enterprise (MNE) groups. The effective date of the income tax is for tax years beginning on or after January 1, 2025. We are actively monitoring the evolving developments of these regulations and evaluating their potential impact on future periods. At present, we expect that they will not have a substantial impact on our financial results in the short term.
Note 11 - Earnings per Share
The computation of basic income/(loss) per share ("EPS") is based on the weighted average number of shares outstanding during the period.

	For the Years Ended December 31,
	2023	2022	2021
Basic income/ (loss) per share	0.09	(1.64)	(1.43)
Diluted income/ (loss) per share	0.09	(1.64)	(1.43)

Issued ordinary shares at the end of the year	264,080,391	229,263,598	137,218,175
Weighted average number of shares outstanding during the year, basic	244,270,405	178,404,637	134,726,336
Dilutive effect of share options and RSU (1)	3,880,209	—	—
Weighted average number of shares outstanding during the year, diluted	248,150,614	178,404,637	134,726,336

(1) Includes the impact of 8,559,698 share options and 112,780 restricted stock units using the treasury stock method.

The following potential share issuances effects of convertible bonds, share options, RSUs and performance units have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2023, 2022 and 2021 because the effects were anti-dilutive.

	2023	2022	2021
Convertible bonds	34,260,413	5,540,079	5,540,079
Share options	2,160,000	9,445,006	5,670,000
Performance stock units	500,000	500,000	—
Restricted share units	—	88,584	—

For the year ended December 31, 2023, 34,260,413 shares issuable upon exercise of our convertible bonds due in May 2028 with a conversion price of $7.2971 per share, have been excluded as they are anti-dilutive. In addition, the impact of 2,160,000 stock options and 500,000 performance share units using the treasury stock method were anti-dilutive, as the exercise price was higher than the average share price, and therefore have been excluded from the calculation.
Diluted EPS for the years ended December 31, 2022 and 2021 do not include the effect of the assumed conversion of potentially dilutive instruments listed above, due to losses sustained in these years as this is deemed to have an anti-dilutive effect on our EPS.
Note 12 - Restricted Cash
Restricted cash is comprised of the following:

	As of December 31,
(In $ millions)	2023	2022
Restricted cash relating to the issuance of guarantees	—	10.1
Restricted cash relating to others	0.1	0.4
Total restricted cash	0.1	10.5
Less: amounts included in current restricted cash	(0.1)	(2.5)
Non-current restricted cash	—	8.0
In April 2023, the Company entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure the $175.0 million facility, thereby releasing previously restricted cash. In August 2023, we amended our $25.0 million guarantee facility provided by DNB Bank ASA temporarily increasing the facility to $40.0 million until December 31, 2023. In November 2023, the Company entered into a new facility with DNB Bank ASA to provide guarantees and letters of credit of up to $30.0 million collateralized by the same security that secures the Notes.

Note 13 - Expected Credit Losses
The table below sets forth the allowance for expected credit losses:

(In $ millions)	Trade Receivables
Balance as at December 31, 2021	0.8
Provision for expected credit losses	0.2
Write-off charged against allowance	(0.7)
Balance as at December 31, 2022	0.3
Provision for expected credit losses	0.6
Write-off charged against allowance	(0.9)
Balance as at December 31, 2023	—
New provisions and recoveries of previous provisions are recorded in "Rig operating and maintenance expenses" in the Consolidated Statements of Operations, as and when they occur.
Note 14 - Other Current Assets
Other current assets are comprised of the following:

	As of December 31,
(In $ millions)	2023	2022
VAT receivable	16.5	9.4
Client rechargeables	5.3	4.6
Other tax receivables	4.7	5.2
Deferred financing fee	0.5	—
Right-of-use lease asset (1)	0.5	0.5
Corporate income taxes receivables	—	1.1
Other receivables	4.5	4.6
Total	32.0	25.4

(1) The right-of-use lease asset pertains to our office and yard leases (see Note 17 - Leases).
Note 15 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	For the Years Ended December 31,
(In $ millions)	2023	2022
Balance as of January 1,	3.5	135.5
Additions	1.9	—
Disposals	—	(7.6)
Impairment	—	(124.4)
Total newbuildings	5.4	3.5

In September 2023, we entered into an agreement with Seatrium to amend the Construction Contracts for the rigs "Vale" and "Var" and to expedite their delivery dates, on a best efforts basis, to August 15, 2024 and November 15, 2024, respectively, in consideration for an additional payment of $12.5 million (acceleration costs) per rig on each respective delivery date. The remaining contracted installments as of December 31, 2023, payable on delivery, for the Seatrium newbuilds acquired in 2017 are approximately $319.8 million in the aggregate (approximately $294.8 million as of December 31, 2022). See Note 23 - Commitments and Contingencies.
No rigs were delivered to the Company in either of the years ended December 31, 2023 or 2022.

Impairment
During the year ended December 31, 2023, we considered whether indicators of impairment existed that could suggest that the carrying amounts of our newbuildings may not be recoverable as of December 31, 2023. We concluded that impairment indicators existed for two newbuildings and performed a recoverability assessment. As the estimated undiscounted net cash flows were higher than the carrying amounts of our newbuildings, no impairment was recognized.

Disposals
During the year ended December 31, 2022 the Company entered into a letter of intent ("LOI") for the sale of three newbuilding jack-up rigs for $320.0 million, subject to various conditions, including entering into an agreement to give effect to the LOI. As a result of the potential sale of the three newbuilding rigs, we performed an impairment assessment in June 2022 and concluded that, based on management's best estimate of the most likely outcome, an impairment charge of $124.4 million was required to reflect the difference between the best estimate of the sales amount less costs to sell and the sum of the current capitalized cost and the expected cost to complete (level 3 fair value). In the quarter ended September 30, 2022, we entered into a sales agreement, giving effect to the previously executed LOI. The sales agreement was conditional upon various closing conditions, and upon closing, the final proceeds from the sale would be used to pay the delivery installments of the three newbuilding jack-up rigs. During the quarter ended December 31, 2022, the sale of the three rigs was agreed and the Company recognized a gain on sale of $3.7 million (see Note 6 - Gain on Disposals).
The calculation of the impairment charge recognized during the year ended December 31, 2022 is as follows:

(In $ millions)
Three newbuildings considered in the LOI carrying value	132.0
Estimated cost to complete and respective onerous provision, net	312.4
Total	444.4
Potential sale price	320.0
Impairment charge	(124.4)
Carrying Value	7.6
Note 16 - Jack-Up Drilling Rigs, net
Set forth below is the carrying value of our jack-up rigs:

	As of December 31,
(In $ millions)	2023	2022
Opening balance as of January 1,	2,589.1	2,730.8
Additions	104.7	100.2
Depreciation	(115.5)	(114.9)
Disposals	—	(119.7)
Impairment	—	(7.3)
Ending balance as of December 31,	2,578.3	2,589.1

Accumulated depreciation related to jack-up rigs as at December 31, 2023 is $598.1 million (as at December 31, 2022 is $482.6 million).

Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recognized depreciation of $1.9 million for the year ended December 31, 2023 related to property, plant and equipment ($1.6 million in 2022 and $2.0 million in 2021). Accumulated depreciation related to property, plant and equipment as at December 31, 2023 is $7.1 million (as at December 31, 2022 is $5.2 million).

Disposals

During the year ended 2022, the Company concluded that the jack-up rig "Gyme" met the criteria for assets held for sale as at September 30, 2022. During October 2022, the Company entered into an agreement to sell the "Gyme" for $120.0 million, pursuant to an undertaking by the Company under its most recent refinancing with PPL Shipyard which was completed in October 2022. The sale of the "Gyme" was completed during the quarter ended December 31, 2022 and the Company recognized a loss on sale of $0.2 million (see Note 6 - Gain on Disposals). The proceeds from the sale were applied to all outstanding amounts owed on the rig, and excess amounts were applied to accrued interest for the eight other rigs financed by PPL. This disposal was within our dayrate segment.
Impairment
During the years ended December 31, 2023 and December 31, 2021 no impairment was recognized. During the year ended December 31, 2022, we recognized an impairment loss of $7.3 million for the jack-up rig "Gyme" as the rig was written down to its expected sales value.
During the year ended December 31, 2023, we considered whether indicators of impairment existed that could suggest that the carrying amounts of our jack-up rigs may not be recoverable as of December 31, 2023. We concluded that impairment indicators existed for seven rigs and performed a recoverability assessment, however no impairment loss was recognized during the year ended December 31, 2023 as the estimated undiscounted net cash flows were higher than the carrying amounts of our jack-up rigs. In making this determination, day rate revenues and utilization were key assumptions in determining the estimated future cash flows. We concluded that a severe, yet plausible scenario, with a 10% decrease in day rates and utilization used when estimating undiscounted cash flows would not result in a shortfall between the undiscounted cash flow and carrying amount for our jack-up drilling rigs.
We will continue to monitor developments in the markets in which we operate for indications that the carrying amounts of our long-lived assets may not be recoverable.
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
Supplemental balance sheet information related to leases is as follows:

	As of December 31,
(In $ millions)	2023	2022
Operating leases right-of-use assets	1.6	2.2
Current operating lease liabilities	0.5	0.5
Non-current operating lease liabilities	1.1	1.7
The current portion of the right-of-use assets of $0.5 million are recognized within "Other current assets" (see Note 14 - Other Current Assets) and the non-current portion of the right-of-use assets of $1.1 million are recognized within "Other non-current assets" (see Note 18 - Other Non-Current Assets) in the Consolidated Balance Sheets. The current operating lease liabilities are recognized within "Other current liabilities" (see Note 20 - Other Current Liabilities) and the non-current operating lease liabilities are recognized within "Other liabilities" in the Consolidated Balance Sheets. Our weighted average remaining lease term for our operating leases is 4.2 years. Our weighted-average discount rate applied for the majority of our operating leases is 6.6%.

Components of lease expenses are comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2023	2022
Operating lease expense	12.5	7.9
Short-term operating lease expense	—	—
Total operating lease expense	12.5	7.9
Sublease income	—	0.3
Our sublease income relates to our Houston Office lease which ended on March 1, 2022. Of the sublease income recognized during the year ended December 31, 2022, $0.1 million was recognized as the amortization against our onerous lease liability and $0.2 million derived from subcontracting our Houston office space is recognized in "General and administrative expenses" in our Consolidated Statements of Operations. For the years ended December 31, 2023 and 2022, of the total operating lease expense, $10.7 million and $6.2 million is recognized as "Rig operating and maintenance expenses", respectively and $1.8 million and $1.7 million is recognized as "General and administrative expenses" in the Consolidated Statements of Operations, respectively.
The future minimum leases payments under the Company's non-cancellable operating leases as at December 31, 2023 are as follows:

(In $ millions)
2024	0.6
2025	0.6
2026	0.3
2027	0.3
2028	0.3
Thereafter	—
Total Minimum Lease Payments	2.1
Less: Imputed interest	(0.5)
Present value of operating liabilities	1.6

Note 18 - Other Non-Current Assets
Other non-current assets are comprised of the following:

	As of December 31,
(In $ millions)	2023	2022
Deferred mobilization and contract preparation costs (1)	42.6	17.1
Deferred tax asset	19.3	3.5
Deferred financing fee	1.7	—
Deferred demobilization revenue (2)	1.5	1.5
Right-of-use lease asset, non-current (3)	1.1	1.7
Liquidated damages (4)	0.8	2.3
Prepayments	0.3	0.2
VAT receivable	—	0.4
Total	67.3	26.7
(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the jack-up rigs "Idun", "Saga", "Hild", "Arabia I", "Arabia II" and "Arabia III", which entered into long-term contracts during the year (see Note 5 - Contracts with Customers).
(2) Non-current deferred demobilization revenue relates to demobilization revenue for two of our jack-up rigs, which will be billed upon contract completion.
(3) The right-of-use lease asset pertains to our office leases (see Note 17 - Leases).
(4) Relates to the non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts, which is amortized over the firm contract terms and recognized as reduction of "Dayrate revenue" in the Consolidated Statements of Operations.
Note 19 - Accrued Expenses

	As of December 31,
(In $ millions)	2023	2022
Accrued goods and services received, not invoiced	19.7	22.2
Accrued payroll and bonus	12.3	8.6
Other accrued expenses (1)	45.0	50.0
Total	77.0	80.8

(1) Other accrued expenses includes holding costs, professional fees, management fees and other accrued expenses related to rig operations.
Note 20 - Other Current Liabilities

	As of December 31,
(In $ millions)	2023	2022
Other current taxes payable (1)	19.7	11.4
VAT payable	17.5	22.7
Dividends payable (2)	11.9	—
Corporate income taxes payable	6.7	—
Accrued payroll and severance	0.8	0.2
Operating lease liability, current	0.5	0.5
Other current liabilities	6.1	1.4
Total other current liabilities	63.2	36.2

(1) Other current taxes payable includes withholding tax, payroll tax and other indirect tax related liabilities.
(2) On December 22, 2023, the Company declared a cash distribution of $0.05 per share, corresponding to a total of $11.9 million, which was paid to our shareholders on January 22, 2024.

Note 21 - Debt

Short-term debt is comprised of the following:

	As of December 31,
(In $ millions)	2023	2022
2028 Notes	75.0	—
2030 Notes	25.0	—
$350m Convertible bonds	—	350.0
PPL Delivery Financing	—	60.0
Hayfin Facility	—	20.0
New DNB Facility	—	20.0
Principal Outstanding	100.0	450.0
Deferred finance charges (1)	(10.3)	(4.9)
Debt discount	(6.8)	—
Hayfin Facility Back-End Fee	—	0.4
New DNB Facility Back-End Fee	—	0.4
Carrying Value Short-Term Debt (2)	82.9	445.9
Long-term debt is comprised of the following:

	As of December 31,
(In $ millions)	2023	2022
2028 Notes	950.0	—
2030 Notes	490.0	—
$250m Convertible Bonds	250.0	—
PPL Delivery Financing	—	609.6
Seatrium Delivery Financing	—	259.2
Hayfin Facility	—	134.0
New DNB Facility	—	130.0
Principal Outstanding	1,690.0	1,132.8
Deferred finance charges(1)	(40.5)	(6.4)
Debt discount	(30.7)	—
PPL Delivery Financing Back-End Fee	—	26.0
Seatrium Delivery Financing Back-End Fee	—	13.5
Hayfin Facility Back-End Fee	—	2.8
New DNB Facility Back-End Fee	—	2.6
Effective Interest Rate adjustments on PPL and Seatrium Delivery Financing Facilities	—	19.8
Carrying Value Long-Term Debt (2)	1,618.8	1,191.1

(1) As at December 31, 2023, deferred finance charges include the unamortized legal and bank fees associated with the 2028 Notes, 2030 Notes, $250 million Convertible Bonds, undrawn $150 million RCF as well as the unamortized debt issuance cost associated with the fair value of the Share Lending Agreement (see Note 28 - Stockholders' Equity). As at December 31, 2022, deferred finance charges included the unamortized legal and bank fees associated with the New DNB Facility, amended Hayfin Term Loan

Facility, $350 million Convertible Bond and the unamortized extension fee associated with the amended PPL Delivery Financing Facility.

(2) Carrying amounts in the table above include, where applicable, deferred financing fees, debt discounts and certain interest adjustments to allow for variations in interest payments to be straight lined.

The scheduled maturities as of December 31, 2023 of our principal debt are as follows:

(In $ millions)	December 31, 2023
2024	100.0
2025	100.0
2026	100.0
2027	100.0
Thereafter	1,390.0
Total	1,790.0

Our Long Term Debt

We have relied on long term secured loans and bonds and unsecured convertible notes to finance our business, including our shipyard financing facilities with Seatrium and PPL, our secured loan with Hayfin, our Syndicated facility and our New Bridge Facility and our Convertible bonds due 2023.

In the second half of 2022, we refinanced our senior secured credit facilities, maturing in 2023 to 2025. Following the successful equity raise of $274.9 million of gross proceeds in August 2022 and the signing and full drawdown of our $150.0 million New DNB Facility, we repaid in full the Syndicated Facility and the New Bridge Facility. Concurrently, we extended our shipyard delivery financing arrangement with PPL and our Hayfin Facility to mature in 2025; deferred the delivery dates for our remaining two newbuild jack-up rigs to 2025 and agreed to sell to a third party three newbuild jack-up rigs which the Company had previously agreed to purchase from Seatrium.

In February 2023, we issued $250.0 million principal amount of Convertible Bonds due in February 2028 and $150.0 million principal amount of Senior Secured Bonds due in February 2026, the proceeds of which were used to repay our $350 million of Convertible bonds due in May 2023.

In November 2023, we issued $1.54 billion of senior secured notes due in 2028 and 2030 and used the proceeds, together with the proceeds of a $50 million equity raise, to repay all of our then outstanding secured debt, consisting of the amounts outstanding under our (i) Hayfin Facility, (ii) Seatrium Facility, (iii) PPL Facility (iv) Syndicated Facility with DNB and (v) Senior Secured Notes due 2026.

As a result, as of December 31, 2023, our indebtedness consists of our $1.54 billion principal amount of senior secured notes due 2028 and 2030, which are secured by all of our currently owned rigs and our $250 million of unsecured Convertible Bonds due 2028. We also have a $180 million Super Senior Credit Facility, comprised of a $150 million RCF and a $30 million Guarantee Facility, which is also secured by all of the rigs we currently own. As of December 31, 2023, $29 million were drawn under the Guarantee Facility, and the $150 million under the RCF were undrawn (See Note 23 - Commitments and Contingencies).

Set forth below is a description of our outstanding bonds and our existing credit facility.
Senior Secured Notes

On November 7, 2023, the Company's wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued $1,540.0 million in aggregate principal amount of senior secured notes, consisting of $1,025.0 million principal amount of senior secured notes due 2028 issued at a price of 97.750%, raising proceeds of $1,001.9 million, bearing a coupon of 10% per annum (the "2028 Notes") and $515.0 million principal amount of senior secured notes due 2030 issued at a price of 97.000%, raising proceeds of $499.5 million, bearing a coupon of 10.375% per annum (the "2030 Notes" and, together with the 2028 Notes, the "Notes"). The 2028 Notes mature on November 15, 2028 and the 2030 Notes mature on November 15, 2030, and interest on the Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2024.

The net proceeds from the issuance of the Notes, together with the proceeds of a $50 million private placement of the Company’s shares in Norway, were used to repay all of the Company’s outstanding secured borrowings, being the Company’s DNB Facility,

Hayfin Facility, the PPL Delivery Financing and the Seatrium Delivery Financing, the Company’s existing $150.0 million principal amount of Senior Secured Bonds, and to pay related premiums, fees, accrued interest and expenses, in connection with the foregoing.

The Notes were issued pursuant to an Indenture, dated November 7, 2023 (the "Indenture"), among Borr IHC Limited, the Company and certain subsidiaries of the Company named therein, and the trustee and security agent thereunder.

The Notes are guaranteed by the Company and by certain of our subsidiaries (the "Subsidiary Guarantors") and secured by substantially all of the assets of the Company and Subsidiary Guarantors, including our 22 delivered jack-up rigs. The Super Senior Credit Facility (see below) is secured on a super senior basis by the same collateral that secures the Notes.

The Indenture for the Notes requires amortization payments of $100 million per year at a price of 105% of principal amount, plus accrued interest. The Indenture also contains a cash sweep provision, applicable after the publication of the Company’s annual report, starting with the 2024 annual report to be published in 2025, requiring a mandatory offer to purchase the Notes with Excess Cash Flow (as defined in the Indenture) at 105% of principal amount plus accrued interest, of: (a) if the Consolidated Total Leverage Ratio (as defined in the Indenture) exceeds 3.0 to 1.0, a principal amount of Notes equal to 75% of the Excess Cash Flow for such fiscal year, (b) if the Consolidated Total Leverage Ratio exceeds 2.0 to 1.0 but is less than 3.0 to 1.0, a principal amount of Notes equal to 50% of the Excess Cash Flow for such fiscal year and (c) if the Consolidated Total Leverage Ratio exceeds 1.5 to 1.0 but is less than 2.0 to 1.0, a principal amount of Notes equal to 25% of the Excess Cash Flow for such fiscal year.

Optional Redemption

2028 Notes

Except as for the amortization described above, the 2028 Notes are not redeemable prior to November 15, 2025, except by paying a make-whole premium. From November 15, 2025, the Issuers may redeem all or a portion of the 2028 Notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date:

12-month period commencing on November 15, 2025	Price (% of principal amount)
2025	105.000%
2026	102.500%
2027 and thereafter	100.000%

Prior to November 15, 2025, the Issuers may redeem up to 40% of the original aggregate principal amount of the 2028 Notes issued under the Indenture (including any additional 2028 Notes) up to an amount equal to the net cash proceeds of one or more equity offerings, at a redemption price equal to 110.000% of the principal amount thereof, plus accrued and unpaid interest thereon, provided, that immediately after giving effect to any such redemption, at least 60% of the original aggregate principal amount of 2028 Notes (including any additional 2028 Notes) remains outstanding. In addition, at any time prior to November 15, 2025, the Issuers may redeem up to 10% of the original aggregate principal amount of the 2028 Notes issued under the Indenture (including any additional 2028 Notes) during any twelve-month period at a redemption price equal to 103.000% of the aggregate principal amount thereof, plus accrued and unpaid interest.

2030 Notes

Except as for the amortization described above, the 2030 Notes are not redeemable prior to November 15, 2026, except by paying a make-whole premium. From November 15, 2026, the Issuers may redeem all or a portion of the 2030 Notes at the redemption prices set forth below, plus accrued and unpaid interest:

12-month period commencing on November 15, 2026	Price (% of principal amount)
2026	105.188%
2027	102.594%
2028 and thereafter	100.000%

Prior to November 15, 2026, the Issuers may redeem up to 40% of the original aggregate principal amount of the 2030 Notes issued under the Indenture (including any additional 2030 Notes) up to an amount equal to the net cash proceeds of one or more equity offerings, at a redemption price equal to 110.375% of the principal amount thereof, plus accrued and unpaid interest thereon, provided, that immediately after giving effect to any such redemption, at least 60% of the original aggregate principal amount of 2030 Notes (including any additional 2030 Notes) remains outstanding. In addition, at any time prior to November 15, 2026, the Issuers may redeem up to 10% of the original aggregate principal amount of the 2030 Notes issued under the Indenture (including any additional 2030 Notes) during any twelve-month period at a redemption price equal to 103.000% of the aggregate principal amount thereof, plus accrued and unpaid interest.

The Indenture contains covenants that, among other things, restrict the ability of the Company and its “restricted subsidiaries” (currently consisting of all of the Company’s subsidiaries other than the entities which are party to the contracts to acquire Vale and Var (and the owner of such entity and our Mexican JVs)) to: (i) incur additional debt and issue certain preferred stock; (ii) incur or create liens securing debt; (iii) pay or make certain dividends, distributions, investments and other restricted payments; (iv) sell or otherwise dispose of certain assets; (v) engage in certain transactions with affiliates; and (vi) merge, consolidate, amalgamate or sell, transfer, lease or otherwise dispose of all or substantially all of the Company’s assets. These covenants are subject to important exceptions and qualifications. In addition, many of these covenants will be suspended with respect to the Notes during any time that the Notes have investment grade ratings from at least two rating agencies and no default with respect to the Notes has occurred and is continuing.

Upon the occurrence of certain Change of Control Triggering Event (as defined in the Indenture), the Issuers must offer to purchase all of the Notes then outstanding at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of the purchase.

The foregoing description of the Indenture is qualified in its entirety by reference to the full text of the Indenture, a copy of which is filed as Exhibit 4.13 to the Q3 2023 Form 6-K and is incorporated herein by reference.
Super Senior Credit Facility

On November 7, 2023, the Company and Borr IHC Limited (as borrowers and guarantors) entered into the Super Senior Credit Facility Agreement with DNB Bank ASA and Citibank N.A., Jersey Branch (as original lenders), DNB Bank ASA (as facility agent) (the “RCF Facility Agent”) and Wilmington Trust (London) Limited (as security agent). This facility is comprised of a $150 million RCF and a $30 million Guarantee Facility.

Borrowings will be available to be used for general corporate and/or working capital purposes, provided that any amounts borrowed may not be used to fund any dividend or other distribution.

The Super Senior Credit Facility is secured on a super-senior basis by the same security that secures the Notes.

The interest rate on loans under the RCF is the applicable margin plus Term SOFR, subject to a zero floor. The initial margin is 3.25% per annum. Subject to certain conditions, the margin will be adjusted in accordance with a margin ratchet.

The Super Senior Credit Facility Agreement contains certain incurrence covenants which are substantially the same as those that are contained in the Indenture for the Notes, customary affirmative and negative covenants, as well as financial covenants which require the Company to comply subject (where applicable) to the satisfaction of certain conditions, with a maximum consolidated net leverage ratio, a minimum liquidity ratio, a minimum equity ratio, a minimum collateral ratio (based on the market value of certain of our Rigs) and a minimum interest cover ratio on particular test dates and during particular periods. The agreement contains customary cure rights for certain of the financial covenants.

A commitment fee is payable on the aggregate undrawn and uncancelled amount of the RCF from November 7, 2023 until the last day of the availability period for the facility at the rate of 40% of the then applicable margin.

The termination date for the Super Senior Credit Facility will be the earlier of the date falling (i) 54 months after the Closing Date (as defined in the Super Senior Credit Facility Agreement); and (ii) six months prior to the final maturity of the Notes.

The foregoing description of the Super Senior Credit Facility is qualified in its entirety by reference to the full text of the Super Senior Credit Facility Agreement, a copy of which is filed as Exhibit 4.14 to the Q3 2023 Form 6-K and is incorporated herein by reference.

Undelivered Seatrium Newbuild Financing

We have agreements to purchase two undelivered rigs from Seatrium, “Vale” and “Var”. These rigs are presently under construction by Seatrium and the best efforts expedited delivery date for "Vale" is scheduled for August 2024, and best efforts expedited delivery date for "Var" is scheduled for November 2024.

In October 2023, we reached an agreement in principle with Seatrium to amend and restate the terms of these future and contingent obligations which include: (i) the payment of the final installments on each rig, of $147,406,000 per rig, payable on delivery; (ii) “holding costs” and “cost cover”, accruing until delivery of the rigs, which are payable quarterly in arrears; (iii) acceleration costs of $12.5 million per rig, payable on delivery; and (iv) the ability to draw on committed delivery financing from OPPL, of $130.0 million for each rig, with a four-year maturity, subject to a right for the lender to call the loan after three years, with repayments of principal at the rate of $15.0 million per year per rig in years 1 and 2 with the balance of the principal amortizing in years 3 and 4.

As part of the agreement with Seatrium, the Company will grant a limited guarantee to Seatrium in respect of construction and related costs related to "Vale" and "Var" (less the amount of the committed financing) up to delivery. If the committed financing facilities are drawn, then the lender, OPPL, will not have recourse to the Company and will not have a guarantee from the Company in respect of the financing but the facilities will be secured by a separate security package, consisting of: (i) rig mortgages over "Vale" and "Var", (ii) pledges over receivables in respect of the rigs from each the owners of "Vale" and "Var" and (on a limited recourse basis) any intra-group charterers, (iii) pledge over insurances, (iv) share pledges over the share capital of the owners of "Vale" and "Var" (v) a fixed charge over a blocked debt reserve bank account, (vi) a floating charge over the earnings account of each owner of "Vale" and "Var" and (vii) an intercompany debt subordination deed.

Unsecured Convertible Bonds due 2028

In February 2023, we raised $250.0 million through the issuance of new unsecured convertible bonds, which mature in February 2028, the proceeds of which were used to refinance our Convertible Bonds due in May 2023. The initial conversion price was $ 7.3471 per share, convertible into 34,027,031 common shares. Following the declaration and payment of a $0.05 per share cash distribution in January 2024 and a further $0.05 per share cash distribution paid in March 2024, the adjusted conversion price is $7.2384 per share, with the full amount of the convertible bonds convertible into 34,538,019 shares. The convertible bonds have a coupon of 5% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on disposal of assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.

For a description of our outstanding debt facilities as at December 31, 2022, see Note 21 - Debt, in our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 30, 2023.
Interest

The weighted average interest rate for our interest-bearing debt (excluding our convertible bonds) was 10.62% for the year ended December 31, 2023 (2022: 7.32%).
Note 22 - Onerous Contracts
Onerous contracts are comprised of the following:

	As of December 31,
(In $ millions)	2023	2022
Onerous rig contract "Vale"	26.9	26.9
Onerous rig contract "Var"	27.6	27.6
Total	54.5	54.5
Onerous contracts relate to the estimated excess of remaining shipyard installments to be made to Seatrium over the fair value estimate at the time of acquisition of the newbuild contracts for the jack-up drilling rigs "Vale" and "Var" in 2017.

During the quarter ended December 31, 2022, the Company entered into a sales agreement relating to three newbuild jack-up rigs, of which one was the jack-up rig "Tivar". Upon sale of the "Tivar" in the fourth quarter of 2022, the corresponding onerous liability was de-recognized.
Note 23 - Commitments and Contingencies
Transocean Transaction
On March 15, 2017, the Company entered into an agreement and a signed letter of intent to acquire fifteen high specification jack-up drilling rigs from Transocean Inc ("Transocean"). The transaction consisted of Transocean's entire jack-up fleet, comprising eight rig owning companies in Transocean's fleet and five newbuildings under construction at Seatrium, Singapore.
Of the five newbuildings acquired in connection with the Transocean Transaction, as of December 31, 2023 two rigs were delivered ("Saga", "Skald") in 2018, one was sold ("Tivar") in 2022 and two remain under construction ("Vale" and "Var"). We have an option to accept delivery financing from Seatrium with respect to “Vale” and “Var”. In June 2020, we agreed to defer the delivery of these two rigs to the third quarter of 2022, in January 2021, we agreed to defer delivery dates to the third quarter of 2023 and in October 2022, we agreed to further defer delivery dates to the second and third quarter of 2025. In September 2023, we entered into an executed agreement with Seatrium to amend the Construction Contract for the two rigs and give notice to expedite their delivery dates, on a best efforts basis only, to August 2024 and November 2024, respectively, in consideration for an additional payment of $12.5 million (acceleration costs) per rig on each respective delivery date. The remaining contracted installments for these two rigs under construction, payable on delivery are approximately $319.8 million as of December 31, 2023 ($294.8 million as of December 31, 2022).
Acquisition of Seatrium Rigs
In May 2018, the Company signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Seatrium. In October 2019, January 2020 and April 2020 we took delivery of the new jack-up rigs “Hermod”, "Heimdal" and "Hild", respectively. In 2022 the delivery dates of the two remaining rigs were amended to 2023 and subsequently, the rigs "Huldra" and "Heidrun" were sold. The remaining contracted installments for these two rigs under construction, payable on delivery are nil as of December 31, 2023 and 2022.
The Company has the following delivery installment commitments:

	As of December 31,
(In $ millions)	2023	2022
Delivery installments for jack-up drilling rigs	319.8	294.8
Total	319.8	294.8
The following table sets forth when our delivery installment commitments fall due as of December 31, 2023:

(In $ millions)	Less than 1 year	1-3 years	Total
Delivery installments for jack-up rigs	319.8	—	319.8
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Bank and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	As of December 31,
(In $ millions)	2023	2022
Bank guarantees and performance bonds(1)	29.0	9.7
Total	29.0	9.7

(1) In April 2023, the Company entered into a facility with DNB Bank ASA to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure the $175.0 million facility, enabling the Company to free up the restricted cash that used to be collateralized for guarantees and recognized in the Consolidated Balance Sheets as restricted cash. In August 2023, we amended our $25.0 million guarantee facility provided by DNB Bank ASA temporarily increasing the facility to $40.0 million until December 31, 2023. In November 2023, the Company entered into a new facility with DNB Bank ASA to provide guarantees and letters of credit of up to $30.0 million collateralized by the same security that secures the Notes. As a result, no restricted cash is supporting bank guarantees as at December 31, 2023 ($10.1 million at December 31, 2022). See Note 12 - Restricted Cash.
As of December 31, 2023, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	1-3 years	Thereafter	Total
Bank guarantees and performance bonds	12.1	11.3	5.6	29.0
Assets pledged as collateral

	As of December 31,
(In $ millions)	2023	2022
Book value of jack-up rigs pledged as collateral for debt facilities	2,578.3	2,396.2
Note 24 - Share Based Compensation
Share Options
We have adopted a long-term Share Option Scheme ("Borr Scheme"). The Borr Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company, to employees and directors of the Company or its subsidiaries. Options granted under the Borr Scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five-year terms and have various vesting profiles, which range over one year to four year periods. The total number of shares authorized by the Board to be issued under the Borr Scheme is 12,997,000.
Share-based payment charges for the years ended December 31, 2023, 2022 and 2021 were as follows:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Share-based payment charge	4.6	2.1	0.1
Details regarding share option issuances for the year ended December 31, 2023, 2022 and 2021 are as follows:

Grant Date	Number of Share Options Issued	Exercise Price	Share Price Grant Date
November 2023	2,100,000	6.65	6.19
September 2022	1,333,334	4.00	3.96
September 2022	1,333,333	4.75	3.96
September 2022	1,333,333	5.50	3.96
August 2021	5,150,000	2.00	1.40
The fair values of the options issued in 2023, 2022 and 2021 were calculated at $5.5 million, $8.0 million and $2.6 million respectively, and are recognized as "General and administrative expenses" or "Rig operating and maintenance expenses" over the vesting period, based on the employee's profit center, in the Consolidated Statements of Operations.
The table below sets forth the number of share options and weighted average fair value price for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)
Outstanding at January 1	9,445,006	1.19	5,670,000	0.64	885,000	1.91
Granted during the year	2,100,000	2.63	4,000,000	2.00	5,150,000	0.51
Exercised during the year	(410,302)	0.47	—	—	—	—
Forfeited during the year	(217,506)	0.88	(11,250)	2.68	(105,500)	1.24
Expired during the year	(227,500)	2.29	(213,744)	1.78	(259,500)	3.19
Outstanding at December 31	10,689,698	1.48	9,445,006	1.19	5,670,000	0.64
The fair value of equity settled options are measured at grant date using the Black Scholes option pricing model using the following inputs:

	2023	2022	2021
Expected future volatility	59%	76%	57%
Expected dividend rate	—%	—%	—%
Risk-free rate	4.3% to 4.8%	3.4% to 3.5%	0.5% to 0.8%
Expected life after vesting	3.3 years	3.5 years	2 years
The volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the Oslo Stock Exchange, (ii) peer group volatility and (iii) Oslo Energy sector index volatility.
The table below sets forth the number of share options granted and weighted average exercise price during the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)
Outstanding at January 1	9,445,006	4.48	5,670,000	5.66	885,000	41.86
Granted during the year	2,100,000	6.65	4,000,000	4.75	5,150,000	2.00
Exercised during the year	(410,302)	2.00	—	—	—	—
Forfeited during the year	(217,506)	3.77	(11,250)	48.70	(105,500)	46.42
Expired during the year	(227,500)	46.92	(213,744)	38.47	(259,500)	40.64
Outstanding at December 31	10,689,698	4.11	9,445,006	4.48	5,670,000	5.66
Exercisable at December 31	1,313,036	3.51	271,250	45.00	411,244	41.75
The aggregate intrinsic value for the outstanding share options as of December 31, 2023 and 2022 is $36.3 million and $16.9 million, respectively. The aggregate intrinsic value for the exercisable share options as of December 31, 2023 and 2022 is $6.7 million and nil, respectively. The total intrinsic value for the share options exercised during the year ended December 31, 2023 was $2.2 million. No share options were exercised during the year ended December 31, 2022
Weighted average remaining life for the vested options as at December 31, 2023, 2022 and 2021 were 2.54 years, 0.71 years and 1.19 years respectively.
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

PSUs expense for the year ended December 31, 2023 and 2022 was $0.3 million and $0.1 million, respectively.
The table below sets forth the number of PSUs and weighted average fair value price for the year ended December 31, 2022:

	Number	Weighted Avg. Fair Value Price (in $)
Non-vested at January 1, 2022	—	—
Granted during the year	500,000	2.02
Forfeited during the year	—	—
Expired during the year	—	—
Non-vested at December 31, 2022	500,000	2.02
No PSUs were granted during the years ended December 31, 2023 and 2021.
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
Restricted Stock Units
We granted 112,780 Restricted Stock Units ("RSUs") to our directors during the year ended December 31, 2023. The RSUs will vest in full on September 30, 2024 and are conditional on recipients continuing to serve as a director at the date of vesting. We granted 88,584 RSUs to our directors during the year ended December 31, 2022. These RSUs vested in full on September 30, 2023.
RSUs expense for the years ended December 31, 2023 and 2022 was $0.5 million and $0.1 million, respectively.
The table below sets forth the number of RSUs and weighted average fair value price for the years ended December 31, 2023 and 2022:

	2023		2022
	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)
Non-vested at January 1	88,584	5.08	—	—
Granted during the year	112,780	6.19	88,584	5.08
Vested during the year	(88,584)	5.08	—	—
Forfeited during the year	—	—	—	—
Expired during the year	—	—	—	—
Non-vested at December 31	112,780	6.19	88,584	5.08

The aggregate intrinsic value for the non-vested RSUs as of December 31, 2023 and 2022 is $0.8 million and $0.4 million, respectively. The total intrinsic value for the RSUs vested during the year ended December 31, 2023 was $0.6 million.
No RSUs were granted during the year ended December 31, 2021.
The fair value of the RSUs issued in 2023 and 2022 is calculated at $0.7 million and $0.5 million and is recognized in "General and administrative expenses" in the Consolidated Statements of Operations over the vesting period.
The fair value of the RSUs is estimated using the closing market price of our stock at grant date.
Note 25 - Pensions
Defined Benefit Plans
As part of the Paragon acquisition, on March 29, 2018, the Company acquired two defined benefit pension plans.
As of December 31, 2023, the Company sponsored two non-U.S. noncontributory defined benefit pension plans, the Paragon Offshore Enterprise Ltd and the Paragon Offshore Nederland B.V. pension plans, which cover certain Europe-based salaried employees. As of January 1, 2017, all active employees under the defined benefit pension plans were transferred to a defined contribution pension plan related to their future service. The accrued benefits under the defined benefit plans were frozen and all employees became deferred members.
As of December 31, 2023, assets of the Paragon Offshore Enterprise Ltd and Paragon Offshore Nederland B.V. pension plans were invested in instruments that are similar in form to a guaranteed insurance contract. The plan assets are based on surrender values, and represent the present value of the insured benefits. Surrender values are calculated based on the Dutch Central Bank interest curve. This yield curve is based on inter-bank swap rates. There are no observable market values for the assets (Level 3); however, the amounts listed as plan assets were materially similar to the anticipated benefit obligations under the plans.
As of December 31, 2023, our pension obligations represented an aggregate liability of $114.3 million and an aggregate asset of $114.3 million, representing the fully funded status of the plans. In the year ended December 31, 2023, aggregate periodic benefit costs showed an interest cost of $2.7 million and an expected return on plan assets of $2.7 million. Our defined benefit pension plans are recorded at fair value.
A reconciliation of the changes in projected benefit obligations (“PBO”) for our pension plans are as follows:

	As of December 31,
(In $ millions)	2023	2022
Benefit obligation at beginning of period	106.9	172.9
Interest cost	2.7	0.7
Actuarial loss / (gain)	2.6	(54.3)
Benefits paid	(2.1)	(1.8)
Foreign exchange rate changes	4.2	(10.6)
Benefit obligation at end of period	114.3	106.9

A reconciliation of the changes in fair value of plan assets is as follows:

	As of December 31,
(In $ millions)	2023	2022
Fair value of plan assets at beginning of period	106.9	172.9
Actual return on plan assets	5.3	(53.6)
Benefits paid	(2.1)	(1.8)
Foreign exchange rate changes	4.2	(10.6)
Fair value of plan assets at end of period	114.3	106.9
Both plans were fully funded as of December 31, 2023 and December 31, 2022 and as such, no amounts are recognized in our Consolidated Statements of Operations as of December 31, 2023 and December 31, 2022.
Benefit cost includes the following components:

	For the Years Ended December 31,
(In $ millions)	2023	2022
Interest cost	2.7	0.7
Expected return on plan assets	(2.7)	(0.7)
Net benefit cost	—	—
No benefit cost was recognized in our Consolidated Statement of Operations during 2023 and 2022.
Defined Benefit Plans – Key Assumptions
The key assumptions for the plans are summarized below:

	As of December 31,
Weighted Average Assumptions Used to Determine Benefit Obligations	2023	2022
Discount rate	2.33% to 2.47%	2.54% to 2.93%

	For the Years Ended December 31,
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost	2023	2022
Discount rate	2.54% to 2.93%	2.54% to 2.93%
Expected long-term return on plan assets	2.54% to 2.93%	2.54% to 2.93%
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
Defined Benefit Plans – Cash Flows
No contributions were made to the plans in 2023 or 2022. The Company does not expect to make contributions to the plan in the next year.
The following table summarizes the benefit payments at December 31, 2023 estimated to be paid within the next ten years by the issuer of the guaranteed insurance contract:

		Payments by Period
	Total	2024	2025	2026	2027	2028	Five Years Thereafter
Estimated benefit payments	36.5	2.5	2.8	3.0	3.3	3.5	21.4

Defined Contribution Plans
The Company operates a number of defined contribution plans, allowing employees to make tax-deferred contributions to the plans. Under these plans the Company matches contributions up to certain defined percentages, depending on the plan. Matching contributions totaled $2.2 million, $2.4 million and $1.3 million for the years ended December 31, 2023, 2022 and 2021 respectively.
Note 26 - Financial Instruments
Concentration of credit risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with DNB Bank ASA, Saudi Awwal Bank and Citibank, however we believe this risk is remote, as they are established and reputable establishments with no prior history of default.
Interest rate risk
As of December 31, 2023, all of our debt obligations are on fixed interest rates, therefore we are currently not exposed to the impact of interest rate changes. Under our RCF, undrawn as of December 31, 2023, we are exposed to the impact of interest rate changes as we are required to make interest payments based on SOFR plus associated margins. Significant increases in interest rates could adversely affect our future results of operations and cash flows should we elect to drawdown on this facility. The Company is exposed to changes in long-term market interest rates if and when maturing debt is refinanced with new debt.
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
Supplier risk
A supplier risk exists in relation to our rigs undergoing construction with Seatrium, however, we believe this risk is remote as Seatrium are global leaders in the rig and shipbuilding sectors. Failure to complete the construction of any newbuilding on time may result in the delay, renegotiation or cancellation of employment contracts secured for the newbuildings. Further, significant delays in the delivery of the newbuildings could have a negative impact on the Company’s reputation and customer relationships. The Company could also be exposed to contractual penalties for failure to commence operations in a timely manner which could adversely affect the Company’s business, financial condition and results of operations.
Fair values of financial instruments

The carrying value and estimated fair value of the Company’s cash and financial instruments were as follows:

		As of December 31, 2023		As of December 31, 2022
(In $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents(1)	1	102.5	102.5	108.0	108.0
Restricted cash(1)	1	0.1	0.1	2.5	2.5
Trade receivables(1)	1	56.2	56.2	43.0	43.0
Other current assets (excluding deferred costs)(1)	1	31.5	31.5	25.4	25.4
Due from related parties(1)	1	95.0	95.0	65.6	65.6
Non-current restricted cash(1)	1	—	—	8.0	8.0

Liabilities
Trade payables(1)	1	35.5	35.5	47.7	47.7
Accrued expenses(1)	1	77.0	77.0	80.8	80.8
Short-term accrued interest and other items (1)	1	42.3	42.3	77.7	77.7
Other current liabilities(1)	1	63.2	63.2	36.2	36.2
Short-term debt (2)	1	—	—	100.8	100.8
Short-term debt (2) (3)	2	104.4	100.0	330.8	350.0
Long-term debt (2)	1	—	—	1,177.7	1,177.7
Long-term debt (2) (4)	2	1,818.0	1,690.0	—	—

(1) The carrying values approximate the fair values due to their near term expected receipt of cash.

(2) Short term and long term debt excludes debt discounts, deferred finance charges and effective interest rate adjustments.
(3) As at December 31, 2023, this relates to our 10% Notes due in 2028 and 10.375% Notes due in 2030 and as at December 31, 2022, this relates to our 3.875% Convertible Bond due in 2023. These are fair valued using observable market-based inputs.
(4) As at December 31, 2023 this relates to our 10% Notes due in 2028 and 10.375% Notes due in 2030 and our $250 million Convertible Bond due in 2028 and as at December 31, 2022, this relates to our 3.875% Convertible Bond due in 2023. These are fair valued using observable market-based inputs.

Share Lending Agreement

In addition, during the year ended December 31, 2023, the Company recognized a deferred finance charge in the amount of $12.4 million in relation to our Share Lending Framework Agreement ("SLFA"), which was fair valued using observable market-based inputs and is amortized over the term of the $250.0 million Convertible Bonds. During the year ended December 31, 2023 $2.3 million was amortized and recognized in "Interest Expense" in the Consolidated Statements of Operations. As at December 31, 2023, the current element of the unamortized deferred finance charge of $2.5 million and the non-current element of the unamortized deferred finance charge of $7.6 million are presented as a reduction to short-term and long-term debt, respectively, in the Consolidated Balance Sheets (see Note 21 - Common Shares).
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
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of the Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale was completed on the same date and on this date Opex and Akal ceased to be our related parties. Until their sale, as a 49% shareholder we were required to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholders Agreement (see Note 7 - Equity Method Investments).
Bareboat revenues and management services revenue from our related parties for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Bareboat Revenue - Perfomex	129.6	60.2	22.2
Bareboat Revenue - Perfomex II	—	24.9	9.3
Management Services Revenue - Perfomex	—	—	5.0
Management Services Revenue - Perfomex II	—	—	3.0
Total	129.6	85.1	39.5
Repayment of loans from our equity method investments for the years ended December 31, 2023, 2022 and 2021 consisted of the following (1):

	As of December 31,
(In $ millions)	2023	2022	2021
Perfomex	(9.8)	—	(31.6)
Perfomex II	—	—	(9.5)
Opex	—	—	(3.7)
Akal	—	—	(1.7)
Total	(9.8)	—	(46.5)
(1) Repayment of loans from our equity method investments is included in "Equity method investments" in the Consolidated Balance Sheets (see Note 7 - Equity Method Investments).
Receivables: The balances with the joint ventures as of December 31, 2023 and 2022 consisted of the following:

	As of December 31,
(In $ millions)	2023	2022
Perfomex	92.4	62.9
Perfomex II	2.6	2.7
Total	95.0	65.6
b) Transactions with Other Related Parties
Additional paid in capital: The transactions with other related parties for years ended December 31, 2023, 2022 and 2021 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Magni Partners Limited (1)	0.6	1.6	—
Total	0.6	1.6	—
(1) The above relates to fees directly attributable to the Company's Equity Offerings in October 2023 and August 2022 and have been recognized in "Additional paid in capital" in our Consolidated Balance Sheets.
Expenses: The transactions with other related parties for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2023	2022	2021
Front End Limited Company (1)	2.7	—	—
Drew Holdings Limited (2)	1.0	—	—
Magni Partners Limited (3)	0.6	0.5	0.9
Total	4.3	0.5	0.9
(1) Front End Limited Company ("Front End") owns 3% of Borr Arabia Well Drilling LLC, an entity that is consolidated by Borr Drilling Limited and incorporated in the Kingdom of Saudi Arabia (the "KSA"). Front End is a party to a Management Agreement with Borr Arabia Well Drilling LLC to provide management services in the KSA, for which it receives a management fee.
(2) Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Drew Holdings Limited ("Drew"). In January 2023 Drew entered into a SLFA with the Company and DNB Markets for the purposes of facilitating investors’ hedging activities in connection with the $250.0 million Senior Unsecured Convertible bonds due in 2028. In order to make the Company's shares available for lending, and only until a certain number of new shares were issued by the Company in connection with such lending arrangement, Drew made up to 15 million shares available to DNB Markets under the SLFA to facilitate such lending to the convertible bond investors requiring such hedging activities. Under the terms of the SLFA, the Company incurred fees payable to Drew for the shares available for lending. As at December 31, 2023, Drew is no longer a party to the SLA (see Note 28 - Stockholders' Equity).
(3) Magni Partners Limited ("Magni") is a party to a Corporate Services Agreement with the Company, pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Magni. Effective January 1, 2024, the fixed element of the agreement is terminated, while the remaining terms of the agreement continue to remain in force.
In January 2023, the Company recognized $1.3 million payable to Magni under a Call-off Contract to cover direct costs related to assistance in relation to the Unsecured Convertible Bonds and Secured Bonds completed in February 2023 and in November 2023, the Company recognized $1.0 million payable to Magni under a Call-off Contract to cover direct costs related to assistance in relation to 2028 and 2030 Notes completed in November 2023. As these costs are directly attributable to the issuance of these bonds, these amounts were recognized as deferred finance charges, presented as a reduction to the carrying value of the associated facilities and are amortized over the term of the facilities as "Interest Expense" in the Consolidated Statements of Operations.

Note 28 - Stockholders' Equity

Authorized share capital

(number of shares of $0.10 each)	2023	2022
Authorized shares: Balance at the start of the year	255,000,000	180,000,000
Increases:
August 16, 2022	—	40,000,000
August 25, 2022	—	35,000,000
February 23,2023	60,000,000	—
Authorized shares: Balance at the end of the year	315,000,000	255,000,000

Issued Share Capital

(number of shares of $0.10 each)	2023	2022
Issued : Balance at the start of the year	229,263,598	137,218,175
Shares issued (1)	8,816,793	92,046,404
Share issued and subsequently repurchased (2)	26,000,000	—
Shares cancelled(3)	—	(981)
Issued shares: Balance at the end of the year(3)	264,080,391	229,263,598

Outstanding Share Capital

(number of shares of $0.10 each)	2023	2022
Issued shares	264,080,391	229,263,598
Treasury shares	11,498,355	315,511
Outstanding shares	252,582,036	228,948,087

(1) Details of shares issued for the years ended December 31, 2023 and December 31, 2022 are as follows:

Date of Issue	Type of Listing	Exchange	Shares Issued	Price per Share ($)	Gross Proceeds ($ millions)
October 24, 2023	Private placement	Oslo	7,522,838	6.65	50.1
Various (ATM Sales) (5)	US public offering	NYSE	1,293,955	7.53	9.7
			8,816,793		59.8

Date of Issue	Type of Listing	Exchange	Shares Issued	Price per Share ($)	Gross Proceeds ($ millions)
January 31, 2022	Private placement	Oslo	13,333,333	2.25	30.0
August 17, 2022	US public offering	NYSE	41,666,667	3.60	150.0
August 26, 2022	US public offering	NYSE	34,696,404	3.60	124.9
Various (ATM Sales) (5)	US public offering	NYSE	2,350,000	3.78	8.9
			92,046,404		313.8

(2) During the year ended December 31, 2023, the Company issued 15.0 million shares, 10.0 million shares and 1.0 million of shares, of par value $0.10 each on January 31, 2023, February 24, 2023 and August 16, 2023 respectively, which were subsequently repurchased into treasury.

(3) Effective August 26, 2022 the company recorded the cancellation of 981 shares which related to fractional shares.

(4) As of December 31, 2023, our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange.

(5) In July 2021, the Company entered into an Equity Distribution Agreement with Clarksons for the offer and sale of up to $40.0 million of common shares of the Company through an ATM program. During the year ended December 31, 2023, the Company issued 1,293,955 shares raising gross proceeds of $9.7 million and net proceeds of $9.6 million, with compensation paid by the Company to Clarksons of $0.1 million. During the year ended December 31, 2022, the Company issued 2,350,000 shares raising gross proceeds of $8.9 million and net proceeds of $8.8 million, with compensation paid by the Company to Clarksons of $0.1 million.

Treasury Shares

(number of shares of $0.10 each)	2023	2022
Treasury shares : Balance at the start of the year	315,511	406,333
Share issued and subsequently repurchased	26,000,000	—
Shares bought back (1)	125,000	—
Shares lent under the Share Lending Agreement (2)	(14,443,270)	—
Shares issued on exercise of share options(3)	(410,302)	—
Shares issued as compensation (4)	(88,584)	(90,822)
Treasury shares : Balance at the end of the year	11,498,355	315,511

(1) On December 8, 2023 the board approved a share repurchase program for the Company’s shares, to be purchased in the open market and limited to a total amount of $100 million. In December 2023, we acquired an aggregate of 125,000 shares on the NYSE at an aggregate purchase price of $0.8 million. The Company did not acquire any of its own shares in 2022.

(2) As of December 31, 2023, the Company had loaned 14,443,270 shares to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE (see "Share Lending Agreement").

(3) The Company issued 1.0 million shares of par value $0.10 each on August 16, 2023, which were subsequently repurchased into treasury to be used solely for issuance in connection with the exercise of share options vesting under the Company’s existing share option program. The Company has issued 410,302 of these treasury shares in connection with our Borr Scheme (see Note 24 - Share Based Compensation) following the exercise of 410,302 share options.

(4) During the years ended December 31, 2023 and December 31, 2022, the Company issued 88,584 and 90,822 common shares in relation to Director compensation. The value on the date of issuance of $0.45 million and $0.3 million, respectively, has been recognized in "General and Administrative expenses" in the Consolidated Statements of Operations (see Note 24 - Share Based Compensation as it relates to the 2023 issuance of common shares in settlement of RSUs). The book value of the treasury shares issued was $2.8 million and $3.9 million respectively, as these shares had been bought back in 2018. The loss on issuance of the treasury shares of $2.4 million and $3.6 million, respectively, has been recognized as a reduction in "Additional Paid in Capital" in the Consolidated Balance Sheets as at December 31, 2023 and December 31, 2022.

Share Lending Agreement

In connection with the $250.0 million Convertible Bonds (see Note 21 - Debt), the Company entered into a SLFA with DNB Markets ("DNB") and Drew Holdings Limited ("Drew") with the intention of making up to 25.0 million common shares ("Issuer Lending Shares") available to lend to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE. The SLFA contains a provision that the Issuer Lending Shares be available only for trading on the OSE. At the date of the execution of the SLFA, the Company did not have a sufficient number of common shares available for trading on the OSE and therefore began the process of issuing new shares and making them available for trading on the OSE by way of a listing prospectus (the “Prospectus Event”).

The Company and Drew, a shareholder of the Company, separately entered into a Share Loan Agreement (“SLA”) in which Drew would make up to 15.0 million of its shares available to DNB (“Drew Shares”) until the Prospectus Event. During this period, the Company would lend to Drew 15.0 million of its shares that were not yet available for trading on the OSE. The Prospectus Event occurred on April 19, 2023, at which time Drew returned such shares back to Borr. In addition, DNB borrowed an equivalent amount of Drew Shares from Borr to redeliver these shares back to Drew (the “Settlement”). Upon the Settlement, Drew ceased to be a party to the SLA.

The "Loan Period" of the SLFA is defined as the earlier of (a) the date the SLFA is terminated (b) any date the convertible bonds are either redeemed or converted into the Company’s shares in full and (c) the maturity date of the convertible bond in 2028. At the expiration of the Loan Period, DNB must return all of the Issuer Lending Shares back to Borr. During the Loan Period, if an investor returns any lending share to DNB, DNB shall return such lending shares back to the Company immediately. The Company receives no proceeds from lending out the Issuer Lending Shares to DNB. DNB must charge each investor a lending fee of a maximum of 0.5% per annum in which for the first six months from the date of the SLFA, the Company agrees to Compensate DNB so that the lending fee DNB receives in total will be 1.0% per annum. There is no compensation that the Company pays DNB for returning the Issuer Lending Shares to the Company. There is no unilateral mechanism given to either party in choosing to settle in cash except for a very limited scenario involving default. DNB is not required to provide collateral for borrowing the shares. There are no dividends paid to DNB as a result of lending out the Issuer Lending Shares.

At issuance, the share lending agreement was accounted for under ASC 470-20 as a "Deferred Finance Charge" of the $250.0 million Convertible Bonds, with an offset to "Additional Paid in Capital" in the Consolidated Balance Sheets. The share lending agreement was measured at a fair value in accordance with ASC 820 at inception and the Company recognized $12.4 million accordingly.

Under the terms of the SLA, the Company incurs fees payable to Drew which are calculated based on the market-based value of the borrowed shares by DNB from Drew at the interest rate of the New Convertible Bonds. During the year ended December 31, 2023 fees of $1.0 million were incurred (see Note 27 - Related Party Transactions).

Further, as part of the SLA, the Company also guaranteed to reimburse Drew in the event DNB does not return the Drew Shares at a price equal to the higher of the Company’s share price and NOK56.36. As DNB returned in full the shares borrowed from Drew on April 19, 2023, the Company was not required to fulfil the guarantee. The fair value of the guarantee was concluded to be immaterial as at March 31, 2023.

As of March 31, 2023, 14,232,778 shares had been drawn by DNB from Drew which were repaid upon Settlement on April 19, 2023, by DNB drawing this same number of shares from the Company. As of December 31, 2023, the Company had loaned 14,443,270 shares to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE.

As of December 31, 2023, the unamortized amount of the issuance costs associated with the SLFA was $10.1 million.

Contributed Surplus

On December 22, 2023, at a Special General Meeting, pursuant to the Bermuda Companies Act, the Company's shareholders approved a reduction of the Share Premium (Additional Paid in Capital "APIC") account of the Company from $2,290,578,712 to $290,578,712 by the transfer of $2,000,000,000 of the Share Premium (APIC) to the Company’s Contributed Surplus account, with effect from December 22, 2023. The Contributed Surplus account, as defined by Bermuda law, consists of amounts previously recorded as Share Premium (APIC).

Dividends

On December 22, 2023, the Company declared a cash distribution of $0.05 per share, corresponding to a total of $11.9 million, which was paid to our shareholders on January 22, 2024.

Note 29 - Subsequent Events

On December 22, 2023, the Company declared a cash distribution of $0.05 per share, corresponding to a total of $11.9 million, which was paid to our shareholders on January 22, 2024.

In January 2024 and March 2024, the Company has issued 108,000 and 303,336 treasury shares, respectively, in connection with the Borr Scheme (see Note 24 - Share Based Compensation) following the exercise of 108,000 and 303,336 share options, respectively.
In February 2024, the Company announced that its Board of Directors approved a cash distribution of $0.05 per share for the fourth quarter of 2023 which was paid on March 18, 2024 to shareholders of record at close of business on March 4, 2024.

In March 2024, Borr IHC Limited and certain other subsidiaries issued an additional $200 million in aggregate principal amount of 10% senior secured note due 2028 ("the Additional Notes") at a price of 102.5% of par, raising gross proceeds of $211.9 million. The Additional Notes have the same terms and conditions as the $1,025,000,000 principal amount notes issued in November 2023 and will mature on November 15, 2028 (see Note 21 - Debt). The net proceeds from the issuance are intended to be used for general corporate purposes, which may include capital expenditures, activation costs, optimization of shipyard newbuild financing and select asset additions or funding of working capital.
In March 2024, the Company repurchased $10.6 million of our $250.0 million unsecured convertible bonds due 2028. The remaining principal outstanding is $239.4 million.