Form 20-F
period 2024-12-31
Borr Drilling Ltd
filed 2025-03-25
CIK 1715497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
As of December 31, 2024, there were 244,926,821 common shares outstanding.
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
Yes ☐ No ☐

NOTE ON THE PRESENTATION OF INFORMATION
We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless the context otherwise requires, (i) references to “Borr Drilling Limited,” “Borr Drilling,” the “Company,” the “Registrant,” “we,” “us,” “Group,” “our” and words of similar import refer to Borr Drilling Limited and its consolidated subsidiaries, (ii) references to our “Board” or “Board of Directors” refer to the board of directors of Borr Drilling Limited and “Director” or “Directors” refers to a member or members of the Board, as applicable, (iii) references to “Borr Drilling Management UK” refers to our subsidiary Borr Drilling Management (UK) Ltd, (iv) references to our “Memorandum,” or the “Bye-Laws,” each provision thereof a “Bye-Law,” refer to the memorandum of association and the amended and restated bye-laws of Borr Drilling Limited, respectively, each as in effect from time to time, (v) references to “Magni” or “Magni Partners” refers to Magni Partners Limited, (vi) references to “Drew” refer to Drew Holdings Ltd., (vii) references to our “2028 Notes” refer to our senior secured notes due 2028, (viii) references to our “2030 Notes” refer to our senior secured notes due 2030, (ix) references to “Notes” refer to the 2028 Notes and 2030 Notes together, (x) references to the “Convertible Bonds” refer to our convertible bonds due in 2028, (xi) references to our “Super Senior Credit Facility” refer to our $195 million super senior credit facility, comprised of a $150 million Revolving Credit Facility and a $45 million Guarantee Facility, with DNB Bank ASA and Citibank N.A, Jersey Branch, (xii) references to “Mexican JVs” refers to Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”) as the context may require, (xiii) references to “Paragon” refer to Paragon Offshore Limited, (xiv) references to “Seatrium” and “PPL” refer to the shipyards Seatrium New Energy Limited (formerly known as Keppel FELS Limited) and PPL

Shipyard Pte Ltd., respectively, including their respective subsidiaries and affiliates as the context may require and (xv) references to our “Shares” refer to our outstanding common shares, par value $0.10 per share.
References in this annual report to (i) the "SEC" refer to the US Securities and Exchange Commission and (ii) "U.S. GAAP" refer to the accounting principles generally accepted in the United States of America.
PRESENTATION OF FINANCIAL INFORMATION
We prepare financial statements in accordance with U.S. GAAP and all financial information included in this annual report is derived from our U.S. GAAP consolidated financial statements, except as otherwise indicated.
Our consolidated financial statements included in this annual report comprise our consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2024, 2023 and 2022 and consolidated balance sheets as of December 31, 2024 and 2023 (“Audited Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.
Unless otherwise indicated, all references to “U.S.$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars. All references to “€,” “EUR,” or “Euros” are to the single currency of the European Monetary Union, all references to “£,” or “Pounds” are to pounds sterling.
NON-U.S. GAAP FINANCIAL INFORMATION
In this annual report, we present Adjusted EBITDA, as defined under "Item 5. Operating and Financial Review and Prospects", which is a non-GAAP financial measure. This measure is an important measure that we use to assess financial performance. Adjusted EBITDA as used herein represents net income adjusted for: depreciation of non-current assets; (loss) / income from equity method investments; total financial expenses, net; and income tax expense. During 2024, we changed our definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparations costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change enables us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented has been updated as per the definition above. We present Adjusted EBITDA because we believe that it and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We believe Adjusted EBITDA provides meaningful information about the performance of our business and therefore we use it to supplement our U.S. GAAP reporting. Moreover, our management uses Adjusted EBITDA in presentations to our Board to provide a consistent basis to measure operating performance of our business, as a measure for planning and forecasting overall expectations, for evaluation of actual results against such expectations and in communications with our shareholders, lenders, bondholders, rating agencies and others concerning our financial performance. We believe that Adjusted EBITDA improves the comparability of year-to-year results and is more representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting taxes, debt service or the cost of replacement of a rig at the end of its useful life. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our net income or other operating results as reported under U.S. GAAP.
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
Market data and statistics are inherently predictive and subject to uncertainty and do not necessarily reflect actual market conditions. As a result, investors should be aware that statistics, statements and other information relating to markets, market sizes, market shares, market positions and other industry data set forth in this annual report, including in the section entitled “Item 4.B. Business Overview—Industry Overview” (and any projections, assumptions and estimates based on such data) may not be reliable indicators of our future performance and the future performance of the offshore drilling industry. See the sections entitled “Item 3.D. Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” "goals,", “intend,” “plan,” "projection", “believe,” “should,” “continue,” “likely to,” "target", "outlook" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, liquidity requirements, strategy and financial needs. These forward-looking statements appear in a number of places in this annual report and include statements about:
•plans, objectives, goals, strategies,
•outlook, prospects, future events or performance, underlying assumptions,
•expected industry trends, including the attractiveness of shallow water drilling and activity levels in the jack-up rig and oil industry,
•day rates, market outlook, contract backlog, expected contracting and operation of our jack-up rigs,
•drilling contracts and contract terms,
•demand for and expected utilization of rigs, and tender activity and new tenders,
•oil and gas price trends,
•plans regarding rig deployment,
•expected commencement date and duration of new contracts, including for our two newbuilds,
•our fleet and its prospects,
•expected financial results and performance,
•dividend policy,
•our share repurchase program,
•our JVs, including plans and strategy and expected payments from our JVs’ customers,
•climate change matters and energy transition, our commitment to safety and the environment,
•competitive advantages and business strategy, including our growing industry footprint, strengthening of our drilling industry relationships, our aim to establish ourselves as the preferred provider in the industry,
•compliance with laws and regulations,
•expected sources of liquidity and funding, statements about funding requirements,
•factors affecting results of operations,
•expected adoption of new accounting standards and their expected impact,
•the statements in the sections entitled “Item 4.B. Business Overview—Industry Overview” and “Item 5.D. Trend Information,” and
•other non-historical statements, which are other than statements of historical or present facts or conditions.

The forward-looking statements in this annual report are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:
•risks relating to our industry and business, including risks relating to industry conditions, supply and demand, tendering activity, and day rates,
•risks relating to customer drilling programs including potential suspensions or delays,
•the impact of new or reactivated rigs on the market, contract awards, rig mobilization and contract backlog,
•costs of maintenance and the impact of special periodic surveys on the performance of our drilling rigs,
•risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations, and through issuance of additional debt or equity or sale of assets,
•risks relating to our debt instruments or the ability to obtain adequate financing for our business plans and debt service and other liquidity requirements, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and our other obligations as they fall due, risks relating to our Convertible Bonds maturing in 2028 and the Notes maturing in 2028 and 2030, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern,
•fluctuations in oil prices,
•changes in governmental regulations that affect the Company or the operations of the Company's fleet,
•fluctuations in interest rates or exchange rates,
•changes in tax laws, treaties and regulation, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate,
•competition in the offshore drilling industry and regulation by competent authorities,
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for oil and gas,
•the impact of global economic and financial market conditions and inflation,
•global health threats, pandemics and epidemics,
•risks relating to the military action in Ukraine and the Middle East, and any related sanctions, and their impact on our business,
•our ability to successfully complete and realize the intended benefits of any mergers, acquisitions or divestitures,
•the risk of delays in payments to our JVs and consequent payments to us,
•risks relating to delay in payment from customers or the risk that our customers do not comply with their contractual obligations,
•our ability to maintain relationships with suppliers, customers, employees and third parties, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard works and other delays, limitations on insurance coverage, and our ability to attract and retain skilled personnel on commercially reasonable terms,
•the occurrence of cybersecurity incidents or other breaches to our information technology systems including our rig operating systems, and
•and other risks described in “Item 3.D. Risk Factors.”

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
C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS
Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to conducting international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our business. Our business routinely encounters and addresses risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate.

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
▪Global, international and national trends in renewable energy based infrastructure and power supply and generation may cause long-term demand for our customers products and services to fall, and in turn affect the demand for our services.
▪Down-cycles in the offshore drilling industry and other factors may affect the market value of our jack-up rigs.
▪Growing importance of Artificial Intelligence (AI) in the oil and gas industry.

•Risk factors related to our business
▪We may not be able to renew contracts as they expire, and our customers may seek to cancel, suspend or renegotiate their contracts.
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
▪Our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs.
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

▪The impact and effects of public health crises, pandemics and epidemics could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•Risk factors related to our financing arrangements
▪We have significant debt maturities in the coming years.
▪Future cash flows may be insufficient to meet obligations under the terms of our existing bonds and loans and could impact our ability to operate our business.
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
▪We may require additional financing for working capital or other requirements from time to time and we may not be able to arrange the required or desired financing.

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
▪Change in tax laws and other regulations may adversely affect our financial results.
▪Climate change and the regulation of greenhouse gases could have a negative impact on our business.
▪Increasing attention to sustainability, environmental, social and governance matters and climate change may impact us.

•Risk factors related to our common shares
▪The price of our common shares has fluctuated widely, and you could lose all or part of your investment.
▪Future sales of our equity securities in the public market, or the perception that such sales may occur, could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
▪We voluntarily delisted our shares from the Oslo Stock Exchange ("OSE") which could reduce the liquidity and market price of our shares.

RISK FACTORS RELATED TO OUR INDUSTRY

The offshore drilling industry and jack-up drilling market historically has been highly cyclical, with periods of low demand and/or over-supply that could result in adverse effects on our business.

The jack-up drilling market historically has been highly cyclical, with activity primarily related to the demand for, and the available supply of, jack-up rigs. Demand for jack-up rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. It is not unusual for jack-up rigs to be unutilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles improve as evidenced by industry trends in recent years. During historical industry periods of high utilization and high dayrates, industry participants have ordered new jack-up rigs, which has resulted in an over-supply of jack-up rigs worldwide. During periods of supply exceeding demand, jack-up rigs may be contracted at or near cash breakeven operating rates for extended periods of time, and in recent years oversupply has resulted in "stacking" of rigs until dayrates increase when the supply/demand balance is restored. In prior years there has been an oversupply of jack-up rigs, which impacted utilization and dayrates, and while this oversupply has eased recently, we may again face an oversupply of jack-up rigs in the event demand declines. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. Most of the newbuild jack-up rigs under construction do not have drilling contracts in place. Demand for our contract drilling services and the dayrates for those services impacts our operations and operating results, and any industry downturn would adversely affect our business, financial condition, results of operations and cash flows.

Volatility in the oil price impacts demand in the offshore drilling industry. The industry downturn in recent years has resulted in many operators idling rigs and a number of our rigs were not in operation for significant periods in 2021, which in turn impacted dayrates for those rigs that were active. Since the downturn, the Company has experienced an increase in the number of contracted/committed rigs, which stood at 21 on December 31, 2022 22 on December 31, 2023 and 22 on December 31, 2024. However, several of these contracts are short term in nature, and the number of working and contracted rigs could reduce in the event that industry conditions deteriorate and/or the Company fails to maintain existing drilling contracts, renew or secure further contracts for these rigs or in the event of suspensions of, or terminations of drilling contracts. A prolonged period of reduced demand and/or excess jack-up rig supply may require us to idle or dispose of jack-up rigs or to enter into low dayrate contracts or contracts with unfavorable terms. Any decline in demand for services of jack-up rigs, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The offshore drilling industry and the jack-up drilling market are highly competitive, with periods of excess rig availability which reduce dayrates and could result in adverse effects on our business.

Our industry is highly competitive, and our contracts are traditionally awarded on a competitive bid basis. Pricing, rig age, safety records and competency are key factors in determining which qualified contractor is awarded a job. Competitive factors include: rig availability, rig location, rig operating features and technical capabilities, pricing, workforce experience, operating efficiency, condition of equipment, contractor experience in a specific area, reputation and customer relationships. If we are not able to compete successfully, our revenues and profitability may be impacted.

A decline in demand could reduce utilization and dayrates. Eight, nine, six and eight newbuild jack-up rigs were delivered during 2021, 2022, 2023 and 2024, respectively, representing an approximate 2.0%, 2.4%, 1.86% and 1.04% increase in the total worldwide fleet of competitive offshore jack-up drilling rigs since the end of such years. As of December 31, 2024, there were approximately 10 newbuild jack-up rigs reported to be on order or under construction.

The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.

The success of our business largely depends on the level of activity in offshore oil and natural gas exploration, development and production, which may be affected by oil and gas prices and conditions in the worldwide economy. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly affect the level of drilling activity. Historically, when drilling activity and operator capital spending decline, utilization and dayrates also decline and drilling may be reduced or discontinued, resulting in an oversupply of drilling rigs. Over the past decade, crude oil prices have been volatile and started to steeply decline in late 2014, after reaching prices of over $100 per barrel in 2014, and dropped to as low as approximately $19 per barrel in April 2020 driven by the impact on demand resulting from the COVID-19 pandemic. Oil prices have recovered since then but have remained volatile. Oil prices ranged from approximately $71.03 to $97.10 in 2023 to approximately $70.31 to $93.12 in 2024. Oil prices have continued to experience significant volatility in part due to global inflation, global economic downturn and volatility in global financial markets, actions of the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers and production cuts, the Russian invasion of Ukraine and the conflicts in and around Israel. In addition, increases in oil prices do not necessarily translate into increased drilling activity because our customers take into account a number of considerations when they decide to invest in offshore oil and gas resources, including expectations regarding future oil prices and demand for hydrocarbons, which typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may have in the future, a material effect on demand for our rigs.

We may experience insufficient demand if long-term oil prices decline below current levels and/or rig supply remains at or increases above current levels. A continued volatility in oil and natural gas prices or price reductions may cause our customers to reduce their level of activity and capital spending, in which case demand for our services may decline and our results of operations may be adversely affected through lower rig utilization and/or low dayrates. Numerous factors may affect oil and natural gas prices and demand for our services, including:

•current and expected regional and global economic conditions and changes therein, including the effects of inflation and volatility in financial markets;

•oil and natural gas supply and demand;

•expectations regarding future energy prices;

•the ability or willingness of OPEC, and other non-member nations, to reach further agreements to set and maintain production levels and pricing and to implement existing and future agreements, the decisions of OPEC, including any decision of OPEC and other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;

•the level of production by non-OPEC countries;

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

•the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat, on global economic activity and therefore on oil prices, cross border restrictions, employees’ ability and willingness to work, oil supply and demand, and resource owners' ability to deliver future projects;

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

•the further development, use or success of shale technology to exploit oil and gas reserves;

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

•merger, acquisition and divestiture activity among exploration and production companies;

•the availability of, and access to, suitable locations from which our customers can explore and produce hydrocarbons;

•activities by non-governmental organizations to restrict the exploration, development and production of oil and gas in light of environmental considerations;

•disruption to exploration and development activities due to hurricanes and other severe weather conditions and risks related thereto;

•natural disasters or incidents resulting from operating hazards inherent in offshore drilling, such as oil spills;

•the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership and environmental policies;

•geopolitical-social views toward fossil fuels and renewable energy and changes in investors’ expectations regarding environmental, social and governance matters; and

•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, including the Russian military invasion of Ukraine, tensions in the Middle East and between the U.S., Russia and China, or other instability or crises in oil or natural gas producing areas or geographic areas in which we operate, or acts of terrorism.

The industry has experienced significant volatility in capital spending and drilling activity, including declines in capital spending and cancelled or deferred drilling programs by many operators from 2015 to 2021, coupled with declining oil prices to its lowest level in April 2020. Oil prices have increased since the lows reached in 2020, however oil and gas prices have remained volatile. In addition, higher oil and gas prices may not necessarily translate into sustained increased activity, and even during periods of high oil and gas prices, customers may cancel, suspend or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. Although, historically, higher sustained commodity prices have generally resulted in increases in offshore drilling activity, short-term or temporary increases in the price of oil and gas will not necessarily result in a sustained increase in offshore drilling activity or a sustained increase in the market demand for our rigs as the timing of commitment to offshore activity in a cycle depends on project deployment times, reserve replacement needs, availability of capital and alternative options for resource development, among other things. Timing can also be affected by availability, access to, and cost of equipment to perform work.

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

Moreover, there has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. An extended period of adverse conditions or developments in the outlook for the world economy could reduce the overall demand for oil and gas and therefore demand for our services. Supply chain disruptions, inflation, high interest rates, global economic conditions and volatility in the financial markets, the Russian invasion of Ukraine and related sanctions, the conflicts in and around Israel and related hostilities in the Middle East including the attacks to marine vessels in the Red Sea by the Houthi movement, which controls parts of Yemen and other impacts have caused, or may cause, significant adverse impacts on the global economy and we do not know when this trend will improve or how long an improving trend will last.

These factors could impact our revenues and profits, our future growth prospects as well as our liquidity and ability to meet debt repayment obligations or to comply with covenants in debt instruments. Any significant decline in dayrates or utilization of our rigs could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and obtain insurance coverage that we consider adequate or are otherwise required by our contracts.

Global geopolitical tensions and instability, supply disruptions, inflation, global economic conditions and volatility in the financial markets create heightened volatility in the oil and natural gas prices that could result in adverse effects on our business.

Global geopolitical tensions and instability, including from the Russian military invasion of Ukraine and the conflicts in and around Israel and related hostilities in the Middle East, supply disruptions, inflation, concerns of a global recession and volatility in financial markets, have, and may continue to, result in continued or even higher levels of volatility in the oil and gas prices that impact our business, as we largely depend on the level of activity in the oil and gas industry and such volatility, including market expectations of potential changes in these prices, significantly affects the level of drilling activity. The Russian invasion of Ukraine and the conflicts in and around Israel and related hostilities in the Middle East, coupled with supply disruptions and high interest rates, have and may continue to exacerbate, inflation and significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. The sanctions and other penalties imposed on Russia by the U.S., E.U. and other countries including restricting imports of Russian oil, liquefied natural gas and coal have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in oil prices, and inflation and may trigger a recession in the U.S., Europe and China, among other areas. This could have a material adverse effect on our business, financial condition, results of operations and cash flow along with our operating costs, making it difficult to meet our debt repayment obligations and other liquidity requirements. The tensions arising from the invasion of Ukraine and the conflicts in and around Israel, including related hostilities in the Middle East, could also increase other political tensions and impact international trade and other relations, with a further effect on world oil and gas markets, the supply of jack-up rigs worldwide, regional and worldwide levels of offshore exploration and development spending by oil and gas companies, and reduce our utilization, dayrates and our revenue. In addition, sanctions imposed as a result of the military actions and related tensions could impose restrictions on our business and increase risk of non-compliance. In addition, any increase in the price of oil resulting from this and other conflicts and related sanctions may not result in increased demand for drilling services or any increase may not be sustained and may only contribute to the volatility in oil prices.

Global, international and national trends in renewable energy based infrastructure and power supply and generation may cause long- term demand for our customers' products and services to fall, and in turn affect the demand for our services.

Various global and transnational initiatives exist, and continue to be proposed by governments, non-governmental organizations and power suppliers in particular, which are intended to hasten the long-term transition from fossil fuels to low or zero carbon alternatives, such as wind, water or hydrogen based power or fuel sources. We provide drilling services to customers who own and produce fossil fuels, and therefore where low or zero-based carbon policies are implemented in territories in which we operate or may be capable of operating in the future, there exists a risk that demand for our customers' services falls or fails to increase, and in turn the demand for our rigs and services falls or fails to increase.

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

Down-cycles in the offshore drilling industry and other factors may affect the market value of our jack-up rigs.

Trends in the price of oil impact the spending for the services of jack-up rigs. Continued volatility in oil prices or further oil price down-cycles, may negatively impact customer demand. Adverse developments in the offshore drilling industry including negative movements in the price of oil, can cause the fair market value of our jack-up rigs to decline. In addition, the fair market value of the jack-up rigs that we own or may acquire in the future, may decrease depending on a number of factors, including:

•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•developments in the global economy including oil prices and demand in the shallow-water offshore drilling industry, as well as any resurgence of pandemics impacting our ability to operate rigs;

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

We operate in various regions throughout the world. As a result of our international operations, we are exposed to political and other uncertainties, including risks of:

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

•political unrest;

•the occurrence or threat of epidemic or pandemic diseases or any governmental or industry response to such occurrence or threat, which could impact demand for, and our ability to conduct, our operations;

•monetary policy and foreign currency fluctuations and devaluations;

•an inability to repatriate income or capital;

•complications associated with repairing and replacing equipment in remote locations;

•import-export quotas or tariffs, wage and price controls, and the imposition of trade barriers by the United States or other countries;

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

•other forms of government regulation and economic conditions that are beyond our control; and

•government corruption.

In addition, international drilling operations are subject to various laws and regulations of the countries in which they operate, including laws and regulations relating to repatriation of foreign earnings, taxation of offshore earnings and the earnings of expatriate personnel and use and compensation of local employees and suppliers by foreign contractors.

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

Growing importance of Artificial Intelligence (AI) in the oil and gas industry.

The increasing adoption of artificial intelligence (“AI”) technologies in the oil and gas industry may significantly impact our business operations, competitive position, and profitability. AI is becoming critical in areas such as predictive maintenance, reservoir management, drilling optimization, and supply chain logistics. Companies that successfully integrate AI into their operations may gain a competitive advantage through improved operational efficiency, reduced costs, and enhanced decision-making capabilities.

If we are unable to keep pace with advancements in AI technology, or if we fail to effectively integrate AI into our operations, our ability to compete could be adversely affected. Additionally, significant investments in AI technology may be required, including hiring skilled personnel, updating existing systems, and acquiring or developing proprietary algorithms. Failure to secure the necessary resources or expertise could delay or prevent the successful implementation of AI initiatives.

The reliance on AI also introduces additional risks, such as potential system failures, inaccuracies in AI-generated insights, and increased exposure to cybersecurity threats. Regulatory scrutiny over AI technologies, including concerns about data privacy, algorithmic transparency, and ethical usage, may further complicate our efforts to leverage AI. Non-compliance with evolving AI-related regulations could result in fines, penalties, or reputational harm.

Finally, the rapid evolution of AI may disrupt traditional operational practices, potentially leading to workforce displacement or resistance to technological change within our organization. If we fail to adapt our workforce to these changes, it could adversely affect employee morale, productivity, and retention.

Realization of the foregoing risks could have an adverse effect on our business, financial condition, and results of operations.
RISK FACTORS RELATED TO OUR BUSINESS
We may not be able to renew contracts as they expire, and our customers may seek to cancel, suspend or renegotiate their contracts, particularly in response to unfavorable industry conditions.

Many jack-up drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to declining oil and natural gas prices. Our jack-up drilling contracts, including our bareboat contracts, typically range from two months to four years in duration. During periods of volatility in oil prices, our customers may be unwilling to commit to long-term contracts.

In difficult market conditions, some of our customers may seek to suspend or terminate their agreements with us or to renegotiate our contracts using various techniques, including threatening breaches of contract, relying on force majeure clauses, and applying commercial pressure. Some of our customers have the right to terminate their drilling contracts without cause in return for payment of an early termination fee or compensation to us for costs incurred up to termination. The general principle under our arrangements with customers typically is that any such early termination payment, where applicable, should compensate us for lost revenues less operating expenses for the remaining contract period. This typically results in approximately 50% to 100% of the outstanding backlog days becoming due upon early termination; however, in some cases, any such payments may not fully compensate us for the loss of the drilling contract. Under certain circumstances, our contracts may permit customers to terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may seek to rely on special termination rights by law. Our customers themselves may have contracts terminated by their customer based on similar contractual provisions, putting pressure on our customers to terminate or renegotiate their agreements with us.

We are subject to the risk of (i) our customers choosing not to renew short-term contracts or drill option wells, (ii) our customers repudiating contracts or seeking to terminate contracts on grounds including extended force majeure circumstances or on the basis of assertions of non-compliance by us of our contractual obligations, (iii) our customers seeking to renegotiate their contracts to reduce the agreed dayrates and not complying with their payment or other obligations, (iv) cancellation of drilling contracts for convenience (with or without early termination payments) and (v) our customers issuing temporary suspensions notices, which has occurred on multiple occasions recently. The Company has experienced such terminations or renegotiations in the past, and in the event of termination of a contract, early termination payments may not compensate the Company for the loss of the anticipated revenue from the relevant terminated drilling contract. For instance, in the spring of 2020, the Company experienced early terminations, suspensions and cancellation of contracts for six rigs. We also received a temporary suspension notice for one rig in the second quarter and one rig in the fourth quarter of 2024, which contracts were subsequently terminated. In addition, in the first quarter of 2025, we received a suspension notice for three rigs. Loss of contracts may have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may be unable to obtain favorable contracts for our jack-up rigs.

If we are unable to secure contracts for our jack-up rigs, as contracts expire, or for our newbuild rigs, we may idle or stack these rigs, which means such rigs will not produce revenues but will require cash expenditures for crews, fuel, insurance, berthing and associated items. There is no assurance that we will secure drilling contracts for our newbuild rig, Var, which remains uncontracted, or our other rigs as contracts expire, and the drilling contracts that we do secure may be at unattractive dayrates.

If new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms among our then-active fleet, our business could be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract and we may be unable to push this risk down to other contractors or be unable or unwilling at competitive prices to insure against this risk, which will mean that we will need to bear this risk. Accepting such increased risk could lead to significant losses or us being unable to meet our liabilities in the event of a catastrophic event affecting any rig contracted on this basis.
Our Total Contract Backlog may not be realized.

The Total Contract Backlog presented in this annual report is only an estimate. Some of our contracts are short-term. As of December 31, 2024, our Total Contract Backlog, excluding backlog from joint venture operations and mobilization and demobilization revenues, was approximately $1,382.8 million and relates to 23 contracts, letters of intent and letters of award with firm terms expiring between 2025 and 2029. Actual expiry dates could be earlier or later.

The actual amount of revenues earned and the actual periods during which revenues are earned will be different from our Total Contract Backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. We do not adjust our Total Contract Backlog for expected or unexpected downtime. In addition, some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee or compensation for costs incurred up to termination. Under certain circumstances, our contracts may permit customers to suspend contracts without payment or with reduced payment, or terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may seek to rely on special termination rights by law. If we or our customers are unable to perform under our or their contractual obligations or if customers exercise termination or suspension rights, this could lead to results that vary significantly from those contemplated by our Total Contract Backlog.
We may be obligated to fund cash calls from our joint ventures in Mexico in order to fund working capital, capital expenditure outlays or any shortfalls, due to delays in invoices being approved and paid by customers.

We own a 51% interest in two Mexico-based joint ventures, Perfomex and Perfomex II. We previously provided five jack-up rigs on bareboat charters to these joint ventures. These joint ventures previously provided dayrate drilling services to Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”), which both provide integrated well services to Petróleos Mexicanos (“Pemex”). Opex and Akal are wholly owned by Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”), a fully owned subsidiary of Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”). CME owns the remaining 49% interest in Perfomex and Perfomex II.

Effective January 1, 2024, Perfomex and Opex agreed to terminate the Drilling and Technical Services Agreements ("DTSAs") for the jack-up rigs "Grid" and "Gersemi" and effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord". The associated bareboat charter agreements between Perfomex and owners of the Borr jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" were also terminated. Effective the same dates as the termination dates referenced above, the owners of the Borr jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord", plus owners of the third-party owned jack-up rigs "CME I" and "CME II" entered into new fixed rate bareboat charter agreements with Irish Energy Drilling Assets, DAC ("Irco"). Irco, in turn, entered into sub-charter agreements for the Borr jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord", plus third-party owned jack-up rigs "CME I" and "CME II" with Perforadora Ircomex, S.A. DE C.V. ("Ircomex"). The new bareboat charter agreements and the sub-charter agreements are in effect until December 31, 2025.

Irco and Ircomex have agreed to continue to provide the Borr jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" and accompanying operational services to Opex, to service its integrated well services contract with Pemex.

As a 51% shareholder in Perfomex, we are obligated to fund any capital shortfalls associated with any cash calls to the shareholders, under the provisions of the shareholder agreements. If Perfomex does not have sufficient working capital to operate the rigs, due to delays in invoice approval and payments from customers or other reasons, we may be required to fund working capital or capital expenditure outlays for the operation of our five jack-up rigs. Historically we have experienced delays in invoices being approved and paid by Pemex, the ultimate customer, which can have a significant impact on our liquidity. If Opex or Akal are unable to receive payment from Pemex in a timely fashion going forward, we may be required to fund working capital or capital expenditure outlays to Perfomex as shareholders, or we may not be paid distributions in a timely manner or at all. This could have a significant adverse effect on our operations and liquidity, including our ability to service our debt.
We have experienced net losses for most years since inception.

We are continuing to establish and strengthen our history as an operator of jack-up rigs and as a result, the revenue and income potential of our business is still developing. We have experienced net losses in each of our fiscal years since inception other than in the fiscal years ending December 31, 2023 and December 31, 2024, and may experience losses in the future. We may not be able to generate significant additional revenues in the future. We will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. We may not be able to successfully address any or all of these risks and uncertainties. Failure to adequately do so may have a material adverse effect on our business, financial condition, results of operations and cash flow.
We rely on a limited number of customers.

We have a limited number of customers and potential customers for our services. Mergers among oil and gas exploration and production companies have further reduced the number of available customers, which may increase the ability of potential customers to achieve pricing terms favorable to them as the jack-up drilling market recovers. Our five largest customers by revenue, Irish Energy Drilling Assets, Saudi Arabian Oil Company, ENI S.p.A, Fieldwood Energy and PTT Exploration and Production Public Company Limited comprised 55% of our revenue, including related party revenue, for the year ended December 31, 2024. As a result, loss of one or more customers could have a significant adverse effect on our business.

Additionally, corporate consolidations among our competitors and customers could significantly alter industry conditions and competition within the industry. As a result, the acquisition of one or more of our primary customers or consolidations among our competitors may have a significant adverse impact on our business, results of operations, financial condition and cash flows. We are unable to predict what effect consolidations in the industry may have on prices, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

We are exposed to the risk of default or material non-performance by customers.

We are subject to the risk of late payment, non-payment or non-performance by our customers. Certain of our customers may be highly leveraged and subject to their own operating and regulatory risks and liquidity risk, and such risks could lead them to seek to cancel, repudiate or renegotiate our drilling contracts or fail to fulfill their commitments to us under those contracts. These risks are heightened in periods of depressed market conditions. If we experience payment delays or non-payments, we may be unable to make scheduled payments under our debt instruments. We have experienced delays in payments from our customers, for example in connection with our joint venture in Mexico.

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

Customers have historically assumed most of the responsibility for, and agreed to indemnify contractors from, any loss, damage or other liability resulting from pollution or contamination, including clean-up and removal and third-party damages arising from operations under the contract when the source of the pollution originates from the well or reservoir; damages resulting from blow-outs or cratering of the well; and regaining control of, or re-drilling, the well and any associated pollution. However, there can be no assurance that these customers will be willing, or financially able, to indemnify us against all these risks, due to financial, legal or other reasons. Customers may seek to cap or otherwise limit indemnities or narrow the scope of their coverage, reducing our level of contractual protection. Under the laws of certain jurisdictions, such indemnities may not be enforceable in all circumstances, for example if the cause of the damage was our gross negligence or willful misconduct. If that were the case, we may incur liabilities in excess of those agreed in our contracts. Although we maintain certain insurance policies of the types and in the amounts that we believe to be customary in the industry, the policy may not apply, or insurance proceeds, if paid, may not fully compensate us in the event any key customers or potential customers default on their indemnity obligations to us. Our insurance policies do not cover damages arising from the willful misconduct or gross negligence of our personnel (which may include our subcontractors in some cases). In the event of a default or other material non-payment or non-performance by any customers, our business, financial condition, results of operations and cash flow could be adversely affected.

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

Historically we have been reliant on positive cash flow generation from our joint ventures and from PEMEX, and we may not receive funds in a timely manner.

The timing of payments made by PEMEX to suppliers, including to Opex and Akal, has historically often been later than contractual terms and this has impacted our liquidity and continues to do so. Should PEMEX continue to not pay Opex and Akal in a timely manner, Perfomex in turn will continue to not be able to settle receivable balances with us in a timely manner which would continue to adversely affect our working capital, and may necessitate seeking additional funding and there is no assurance that we will be able to obtain such funding on reasonable terms or at all.
Our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs.

Our operating costs are generally related to the number of rigs in operation and the cost level in each country or region where the rigs are located, which may increase depending on the circumstances. In contrast, the majority of our contracts have dayrates that are fixed over the contract term. These provisions allow us to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. In addition, the adjustments are typically performed on a semi-annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could result in us being unable to recoup incurred costs.
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

We have incurred, and may further incur, significant costs activating, reactivating and mobilizing our rigs. In connection with contract commencement of any of our newbuild jack-up rigs, we will incur costs relating to the activation of such newbuild rigs. These costs are significant and historically have been in the range of $11 million to $20 million per newbuild jack-up rig activated and may be higher depending upon the circumstances of the rig activation. Costs for reactivation and mobilization vary based on the scope and length of such required preparations and fluctuate depending upon the type of activity that the rig is intended to perform. Further, additional costs related to mobilization and demobilization will be incurred when rigs move between contracts. Historically, the Company has not been able to recoup all these costs and may not be able to do so in the future. Extensive capital expenditure related to the commencement of contracts has, and could continue to have, an effect on our cash flow.

In addition, construction of any newbuild jack-up rigs we may acquire in the future and maintenance of our active fleet are subject to risks of delay or cost overruns, including inherent cost in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, the failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, the inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes, and work stoppages and other labor disputes. Other risks include adverse weather conditions or any other events such as yard closures due to epidemics or pandemics, terrorist acts, war, piracy or civil unrest (which may or may not qualify as force majeure events in the relevant contract). Significant cost overruns or delays could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, failure to deliver a newbuild rig or to reactivate a rig on time may result in the delay of revenue from that rig. Newbuild jack-up rigs and recently reactivated rigs may also experience difficulties following delivery or reactivation or other unexpected operational problems that could result in uncompensated downtime or the cancellation or termination of drilling contracts, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Inflation may adversely affect our operating results.
Inflationary factors such as increases in labor costs, material costs and overhead costs may adversely affect our operating results. Headline inflation rates have started slowing across the globe in 2024 but underlying inflationary pressures persist, which impact our costs, as well as the global economy which can therefore impact oil prices and therefore demand for our services. Additionally, our customers may also be affected by inflation and the rising costs of goods and services used in their businesses, which may adversely affect their ability to engage our services, which in turn could have a material adverse impact on our revenue and profitability. Although we do not believe that inflation has had a material impact on our results of operations to date, persistent core inflation and regional disparities may have an adverse effect on our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue, and can impact overall demand for drilling services if our dayrates do not increase with these increased costs.

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

Offshore drilling personnel (both employees and contractors) in certain regions, including those personnel who are employed on rigs operating for example in West Africa, the Middle East, Mexico and Europe, are represented by collective bargaining agreements. Pursuant to these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to terminate employment. In addition, individuals covered by these collective bargaining agreements may be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel or other increased costs or increased operating restrictions.

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

In addition to the technical certification requirements, our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for such personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. This includes local content laws which restrict or otherwise affect our crew composition. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. These factors could increase competition for highly-skilled personnel throughout the offshore drilling industry, which may indirectly affect our business, financial condition, results of operations and cash flow. Furthermore, the unexpected loss of members of management, qualified personnel or a significant number of employees due to disease, disability or death, could have a material adverse effect on us.

We have established, and may from time to time be a party to certain joint venture or other contractual arrangements with partners that introduce additional risks to our business.

We have established, and may again in the future establish, relationships with partners, whether through the formation of joint ventures with local participation or through other contractual arrangements. For example, in Mexico, some of our operations have been structured through our joint ventures Perfomex and Perfomex II, which provide management, operations and maintenance services for some of our jack-up rigs operating in the region.

We believe that additional opportunities involving partners may arise from time to time and we may enter into such arrangements. We may not realize the expected benefits of any such arrangements and such arrangements may introduce additional risks to our business. In order to establish or preserve our relationship with our partners, we may agree to bear risks and make contributions of resources that are proportionately greater than the returns we could receive, which could reduce our income and return on our investment in such arrangements and increase our risks and costs. In certain joint ventures or other contractual relationships with our partners, we may transfer certain ownership stakes in one or more of our rig-owning subsidiaries and/or accept having less control over decisions made in the ordinary course of business. In certain arrangements with our local partners we may guarantee the performance of their obligations under the relevant contract and we may not be able to enforce any contractual indemnifications we obtain from such parties. Any reduction in our ownership of our rig-owning subsidiaries and/or control over decisions made in the ordinary course of business could significantly reduce our income and return on our investment in such arrangements.

Our operations involving partners are subject to risks, including (i) disagreement with our partner as to how to manage the drilling operations being conducted; (ii) inability of our partner to meet their obligations to us, the joint venture or our customer, as applicable; (iii) litigation between our partner and us regarding joint-operational matters and (iv) failure of a partner to comply with applicable laws, including sanctions and anti-money laundering laws and regulations, and indemnity obligations. The occurrence of any of the foregoing events may have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, we rely on the internal controls and financial reporting controls of our subsidiaries and if any of our subsidiaries, including joint ventures which are subsidiaries, fail to maintain effective controls or to comply with applicable standards, this could make it difficult to comply with applicable reporting and audit standards. For example, the preparation of our consolidated financial statements requires the prompt receipt of financial statements from each of our subsidiaries and associated companies, some of whom rely on the prompt receipt of financial statements from each of their subsidiaries and associated companies. Additionally, in certain circumstances, we may be required to file with our annual report on Form 20-F, or a registration statement filed with the SEC, financial information of significant associated companies which has been audited in conformity with SEC rules and regulations and applicable audit standards. If we are unable for any reason to procure such financial statements, audited financial statements or financial information, as applicable, from our subsidiaries and associated companies, we may be unable to comply with applicable SEC reporting standards.

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

The impact and effects of public health crises, pandemics and epidemics could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Public health crises, pandemics, epidemics and fear of an outbreak or resurgence of such events have adversely impacted and may in the future adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Other effects of such public health crises, pandemics as well as epidemics have included and, in the event of an outbreak or resurgence, may in the future include significant volatility and disruption of the global financial markets, continued volatility of crude oil prices and related uncertainties around OPEC+ production, disruption of our operations, including suspension of drilling activities, impact on costs, loss of workers, labor shortages, supply chain disruptions or equipment shortages, logistics constraints, lower customer demand for our services and industry demand generally, capital spending by oil and natural gas companies, our liquidity, the price of our securities and trading markets with respect thereto, our ability to access capital markets, asset impairments and other accounting changes, certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us, and employee impacts from illness, travel restrictions, including border closures and other community response measures. Such public health crises, pandemics and epidemics are continuously evolving and the extent to which our business operations and financial results have been affected and may continue to be affected depends on various factors beyond our control, such as the duration, severity and sustained geographic resurgence or emergence of such public health crises, pandemic and the impact and effectiveness of governmental actions to contain and treat such outbreaks.

We rely on a limited number of suppliers and may be unable to obtain needed supplies on a timely basis or at all.

We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including drilling equipment suppliers, catering and machinery suppliers. There is a limited number of available suppliers throughout the offshore drilling industry and past consolidation among suppliers may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time.

With respect to certain items, such as blow-out preventers and drilling packages, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. We maintain a limited inventory of spare parts and other items, and sourcing such items may involve long-lead times (six months or longer). Standardization across our fleet assists with our inventory management, however an inability to obtain certain items may be exacerbated if such items are required on multiple jack-up rigs simultaneously. Furthermore, our suppliers may experience disruptions and delays in light of the current global geopolitical tensions and instabilities, which could result in delays in receipt of supplies and services and/or force majeure notices.

If we are unable to source certain items from the original equipment manufacturer for any reason, including as a result of disruptions experienced by our suppliers, or if our inventory is rendered unusable by the original equipment manufacturer due to safety concerns, resulting delays could have a material adverse effect on our results of operations and result in rig downtime and delays in the repair and maintenance of our jack-up rigs or renegotiation or cancellation of contracts by our customers, which may cause loss of revenue and an increase in our operating costs. In addition, we may be unable to activate or reactivate our jack-up rigs in response to market opportunities.

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

Our jack-up rigs are built and maintained in accordance with the rules of a classification society, currently being American Bureau of Shipping. The class status varies depending on a jack-up rig’s status (stacked or in operation). Operational rigs are certified by the relevant classification society as being in compliance with the mandatory requirements of the relevant national authorities in the countries in which our jack-up rigs are flagged and other applicable international rules and regulations. If any jack-up rig does not maintain the appropriate class certificates for its present status, fails any periodic survey or special survey and/or fails to comply with mandatory requirements of the relevant national authorities of its flag state, the jack-up rig may be unable to carry on operations and, depending on its status, may not be insured or insurable. Any such inability to carry on operations or be insured could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are a holding company and are dependent upon cash flow from subsidiaries to meet our obligations. If our operating subsidiaries or equity method investments experience sufficiently adverse changes in their financial conditions or results of operations, we may become unable to satisfy our debt or other obligations as they become due.

We are a holding company with no independent business operations and no significant assets and our only material assets are our interests in our subsidiaries. We conduct our operations through, and all of our assets are owned by, our subsidiaries and our operating revenues and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of liquidity that we use to meet our obligations and we are dependent upon cash flow from our subsidiaries in the form of intercompany loans, dividends or other distributions or payments to meet our obligations. Given our international operations, we have a large number of subsidiaries, which individually contribute to our results. The amounts of dividends and distributions or loans and contributions available to us will depend on the profitability and cash flow of the operating subsidiaries and the ability of each of those operating subsidiaries to declare dividends. Contractual provisions and/or local laws, as well as our subsidiaries’ financial condition, operating requirements and debt requirements, may limit our ability to obtain cash from subsidiaries that we require to pay our expenses or otherwise meet our obligations when due.

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

Consistent with standard industry practice, customers have historically assumed, and indemnified contractors against, any loss, damage or other liability resulting from pollution or contamination when the source of the pollution originates from the well or reservoir, including damages resulting from blow-outs or cratering of the well, regaining control of, or re-drilling, the well and any associated pollution. However, as mentioned above, there can be no assurance that these customers will be willing or financially able to indemnify us against all these risks. Customers may seek to cap indemnities or narrow the scope of their coverage, reducing a contractor’s level of contractual protection. In addition, customers tend to request that contractors assume (i) limited liability for pollution damage above the water when such damage has been caused by the contractor’s jack-up rigs and/or equipment and (ii) liability for pollution damage when pollution has been caused by the negligence or willful misconduct of the contractor or its personnel. Consistent with standard industry practice, we may therefore assume a limited amount of liability for pollution damage when such damage originates from our jack-up rigs and/or equipment above the surface of the water or is caused by our negligence, in which case such liability generally has caps for ordinary negligence, with much higher caps or unlimited liability where the damage is caused by our gross negligence or willful misconduct, respectively. When we provide integrated well services, we may also be exposed to a risk of liability for reservoir or formation damage or loss of hydrocarbons.

In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable.

If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect us. Moreover, pollution and environmental risks generally are not totally insurable.

Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnification for all risks. In addition, where we do have such insurance coverage, the amount recoverable under insurance may be less than the related impact on enterprise value after a loss or not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits or that are not insurable. Any such lack of reimbursement may cause us to incur substantial costs or may otherwise result in losses. We may not be able to maintain adequate insurance in the future at rates that we consider reasonable, and we may not be able to obtain insurance against certain risks. In addition, we could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material.

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

Our data protection measures and measures taken by our customers and vendors may not prevent unauthorized access to information technology systems, and when such unauthorized access occurs, we, our customer or vendors may not detect the incident in time to prevent harm or damage. Threats to our information technology systems and the systems of our customers and vendors, associated with cybersecurity risks or attacks continue to grow. Such threats may derive from human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyberattacks, such as denial-of-service or ransomware attacks. Our drilling operations or other business operations could also be targeted by individuals or groups including cybercriminals, competitors, and nation state actors seeking to sabotage, disable or disrupt our information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. In addition, breaches to our systems and systems of our customers and vendors could go unnoticed for some period of time. A breach could also originate from, or compromise, our customers’ and vendors’ or other third-party networks outside of our control. A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both U.S. and non-U.S. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and financial results.

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

Given the increasing sophistication and evolving nature of the above mentioned threats, we cannot rule out the possibility of them occurring in the future. The costs to us to detect, prevent, remediate, mitigate or alleviate cyber or other security problems, viruses, worms, malicious software programs, phishing schemes and security vulnerabilities could be significant and our efforts to address these problems may not be successful. We continue to face the risk of cybersecurity attacks or breaches which could disrupt our operations and result in downtime, loss of revenue, harm to the Company’s reputation, or the loss, theft, corruption or unauthorized release of our critical data or of those with whom we do business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion payments associated with ransomware or ransom demands and may have a material impact on us and could have a material impact on our business or operations.

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

Paragon was incorporated on July 18, 2017 as part of the financial restructuring of its predecessor, Paragon Offshore plc, which commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code on February 14, 2016. We believe that substantially all of the material claims against Paragon Offshore plc that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 proceedings and have been resolved in accordance with the plan of reorganization and the order of the Bankruptcy Court confirming such plan. If, however, we are subject to claims that are attributable to Paragon Offshore plc, or any of its subsidiary undertakings, including in accordance with certain litigation arrangements in place prior to the acquisition of Paragon, our business, financial condition, results of operations and cash flow could be adversely affected.
RISK FACTORS RELATED TO OUR FINANCING ARRANGEMENTS
We have significant debt maturities in the coming years.
As of December 31, 2024, all of our debt, totaling $2,179.6 million in principal amount, has scheduled final maturity dates between 2028 and 2030. In addition, under our Notes, we have amortization payments of approximately $134.7 million per year at a price of 105% of principal amount, plus accrued interest and an excess cash flow repayment offer requirement, starting from 2024. We do not expect we will have cash resources to pay this debt at final maturity so we expect we will need to refinance or extend this debt prior to maturity, and any refinancing could be at higher rates or subject to more onerous restrictions and if we are unable to extend or refinance our secured debt this could result in enforcement by creditors and insolvency for us.
Future cash flow may be insufficient to meet obligations under the terms of our existing bonds and loans and could impact our ability to operate our business.

As of December 31, 2024, we had $2,179.6 million in principal amount of debt outstanding (excluding deferred finance charges, debt discounts and debt premiums), representing 63.7% of our assets. As of December 31, 2024, our principal debt instruments included the following:

•$1,940.2 million outstanding under our Senior Secured Notes, consisting of $1,279.6 million principal amount of 10% senior secured notes due 2028 and $660.6 million aggregate principal amount of 10.375% senior secured notes due 2030 (of which $134.7 million is due annually on these notes pursuant to amortization provisions in the notes);

•$239.4 million outstanding under our Convertible Bonds due in 2028.

In addition, the Company has available a $195 million Super Senior Credit Facility, comprised of a $150 million Revolving Credit Facility ("RCF") and a $45 million Guarantee Facility (following an increase of the Guarantee Facility from $30 million to $45 million in August 2024). As of December 31, 2024, $41.1 million was drawn under the Guarantee Facility, and the $150 million under the RCF was undrawn.

The Notes are guaranteed by the Company and most of its subsidiaries and secured on a first-priority basis by liens on substantially all of the assets of the Company and Subsidiary Guarantors, including 23 of our 24 jack-up rigs, pledges over shares of our rig-owning subsidiaries, assignment of certain receivables, earnings and insurances held by the subsidiary guarantors.

Our RCF and the Guarantee Facility are guaranteed by the Company and its subsidiaries that guarantee the Notes and are secured on a super senior basis by the same security that secures the Notes.

The Convertible Bonds are unsecured and not guaranteed by any subsidiary of the Company.

Our 2028 Notes mature on November 15, 2028, our 2030 Notes mature on November 15, 2030 and our Convertible Bonds mature on February 8, 2028.

A substantial portion of our debt falls due in 2028 and we will need to refinance that debt. There is no assurance that we will be able to refinance our debt before it falls due on reasonable terms, or at all. In addition, we have annual amortization payments due under our Notes and, starting in 2025, an obligation to use certain excess cash flow to offer to repay our Notes. Please see – “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.”

These obligations will require significant cash payments, or we will need to refinance such debt. Our future cash flow, which depends on many factors beyond our control, may be insufficient to meet all of these debt obligations and contractual commitments and we do not expect to have sufficient cash to repay all of these facilities at their currently scheduled due dates. Future cash flows may also be insufficient to meet our other obligations or to fund our other liquidity needs, or have future borrowings available under the RCF. We expect we will need to refinance at least some of these facilities, and if we are unable to repay or refinance our debt and make other debt service payments as they fall due, we would face defaults under such debt instruments which could result in cross-defaults under other debt instruments.

Our ability to fund planned expenditures and amortization payments and cash sweep obligations under our Notes is dependent upon our operating performance and ability to generate sufficient cash, which is subject, to some extent, to the success of our business strategy, prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. We also experience seasonal fluctuations in our cash flow.

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

We are largely dependent on cash generated by our operations, cash on hand, borrowings under our RCF and potential issuances of equity or long-term debt to cover our operating expenses, capital expenses, service our indebtedness (including interest, amortization and cash sweep requirements) and fund our other liquidity needs. The level of cash available to us depends on numerous factors, including the dayrates we are paid by our customers and demand for our services and the level of utilization of our drilling rigs, which are impacted by the price of oil and global economic conditions, our ability to control and reduce costs, our access to capital markets and amounts available to us under our RCF and amounts received from our joint ventures. One or more of such factors could be negatively impacted and our sources of liquidity could be insufficient to fund our operations and service our obligations such that we may require capital in excess of the amount available from those sources. Our access to funding sources in amounts adequate to finance our operations and planned capital expenditures and repay our indebtedness on terms that are acceptable could be impaired by factors such as negative views and expectations about us, the oil and gas industry or the economy in general and disruptions in the financial markets.

Our financial flexibility will be severely constrained if we experience a significant decrease in cash generated from our operations or are unable to maintain our access to or secure new sources of financing. In such case, where additional financing sources are unavailable, or not available on reasonable terms, our financial condition, growth and future prospects could be materially adversely affected, and we may be unable to meet our debt service obligations. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings under our RCF and any new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs.

We are currently subject to a minimum liquidity covenant in our RCF. Please see “Item 5.B. Liquidity and Capital Resources – Our Existing Indebtedness.” for further details of the agreed terms. We have significant debt maturities in 2028 and 2030 and amortization payments due each year and cash sweep repayment offer provisions applicable from 2025 which may require us to raise additional financing and/or extend maturities and there is no assurance that we will be able to do so.

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

We have significant debt maturities in 2028 and 2030, as well as amortization and cash sweep payments (if applicable), capital expenditures and other payment requirements applicable before then. These maturities and other payment obligations may require us to raise additional financing.

We may seek to raise additional capital in a number of ways, including accessing capital markets, obtaining additional lines of credit or disposing of assets. We may also issue additional securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders. We can provide no assurance that any of these options will be available to us on acceptable terms, or at all. Capital market conditions as well as industry conditions and our debt levels could make it very difficult or impossible to raise capital until conditions improve. The current global economic conditions and related concerns of a global economic recession, instability in the global financial markets, financial turmoil and the current military action in Ukraine and sanctions implemented in response to that, in addition to the related global tensions, and the conflicts in and around Israel and related hostilities in the Middle East have impacted capital markets and this may continue.

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

•pay dividends or make other distributions or purchase or redeem our shares, make investments or other restricted payments;

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

We may require additional financing for working capital or other requirements and we may not be able to arrange the required or desired financing.

Our business is capital intensive and to the extent we do not generate sufficient cash from operations and to the extent we are unable to draw under our credit facilities, we may need to raise additional funds through public or private debt or equity offerings or through bank, shipyard or other financing arrangements to fund our capital expenditures, and in industry down cycles, our operating expenses. We may need to borrow from time to time to fund working capital, debt service costs including amortization and cash sweep payments and capital expenditures, such as activation, reactivation and mobilization costs and/or to fund the issuance of guarantees required for temporary import of rigs, customs bonds, performance guarantees or other needs, subject to compliance with the covenants in our existing bonds and loans. We may not be able to raise additional indebtedness as this is dependent on numerous factors as set out below. Any additional indebtedness which we are able to raise may include additional revolving credit facilities, term loans, bonds, refinancing of our existing bonds and RCF or other forms of indebtedness. We may also issue additional common shares or other securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders.

Our ability to incur additional indebtedness or refinance our existing bonds and loans will depend on a number of factors, including the general condition of the lending markets and capital markets, credit availability from banks and other financial institutions, investors' confidence in us, and our financial position at such time, our financial performance, cash flow generation, our indebtedness and compliance with covenants in debt agreements, among others. Any additional indebtedness or refinancing of our existing bonds and loans may result in higher interest rates or further encumbrances on our jack-up rigs and may require us to comply with more onerous covenants, which could further restrict our business operations. Increases in interest rates will increase interest costs on our variable interest rate debt instruments (i.e. our RCF), which would reduce our cash flow. If we are not able to maintain a level of cash flow sufficient to operate our business in the ordinary course according to our business plan and are unable to incur additional indebtedness or refinance our existing bonds and loans, our business and financial condition would be adversely affected.

An economic downturn could have an adverse effect on our ability to access the capital markets.

Negative developments in worldwide financial and economic conditions could impact our ability to access the lending and capital markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions could impact lenders' willingness to provide credit facilities to us, or our customers, causing them to fail to meet their obligations to us. Global economic conditions, instability in the global financial markets, financial turmoil and military action in Ukraine and sanctions implemented in response as well as the related global tensions, and the conflicts in and around Israel and related hostilities in the Middle East, coupled with rising inflation and interest rates, have impacted capital markets and lending markets. This impact may continue, which could impact our ability to refinance our significant indebtedness which falls due in the coming years.

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

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Our reporting currency is also the U.S. dollar. As a result of our international operations, we may be exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Notably, with respect to jack-up drilling contracts in the North Sea, revenues may be received, and salaries generally paid, in Euros or Pounds. In addition, we may receive revenue or incur expenses in other currencies, including the Malaysian Ringgit, Mexican Pesos, Thai Baht, Central African CFA Franc (the common currency of the trading bloc of the Central African Economic and Monetary Community ("CEMAC") and the Saudi Riyal. Accordingly, we may experience currency exchange losses if we have not hedged, or adequately hedged our exposure to a foreign currency. Moreover, we may experience adverse tax consequences attributable to currency fluctuations. As we earn revenues and incur expenses in currencies other than our reporting currency, there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flow.

Additionally, given the evolving and strict regulatory environment in some regions, notably within the CEMAC region, we may face challenges in repatriating our contract revenues, including foreign exchange regulations imposed by certain central banks of the countries in which we operate. Regulations, such as those imposed by the Bank of Central African States, may introduce substantial hurdles in transferring money out of our bank accounts in the CEMAC region. This could affect our liquidity and operational flexibility. We have from time to time been subject to limitations on repatriating cash derived from income, capital or foreign earnings in certain of the countries in which we operate. Such limitations may result in a material adverse effect on our financial condition and cash flow and our ability to service our indebtedness.
RISK FACTORS RELATED TO APPLICABLE LAWS AND REGULATIONS

Compliance with, and breach of, the complex laws and regulations governing international drilling could be costly, expose us to liability and adversely affect our operations.

We are directly affected by the adoption and entry into force of national and international laws and regulations that, for economic, environmental or other policy reasons, curtail, or impose restrictions, obligations or liabilities in connection with, exploration and development drilling for oil and gas in the geographic areas in which we operate. If legislative, regulatory or other governmental action is taken that restricts or prohibits offshore drilling in our current or anticipated future areas of operation we could be materially and adversely affected. Given the long-term trend towards increasing regulation, we may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may add significantly to our operating costs or significantly limit drilling activity.

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

The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, import or export licensing requirements, economic sanctions, anti-boycott laws, exchange controls or new barriers to entry, could adversely affect our business, financial condition and results of operations.

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

Beginning in 2017, following an assessment of the tax policies of various countries by the COCG, economic substance laws and regulations were enacted in these jurisdictions requiring that certain entities carrying out particular activities comply with an economic substance test whereby the entity must show, for example, that it (i) carries out activities that are of central importance to the entity from the jurisdiction, (ii) has held an adequate number of its board meetings in the jurisdiction when judged against the level of decision-making required and (iii) has an adequate (a) amount of operating expenditures, (b) physical presence and (c) number of full-time employees in the jurisdiction.

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

The obligations of being a public company, including compliance with the reporting requirements of the Exchange Act and New York Stock Exchange (“NYSE”) Listed Company Manual, require certain resources and has caused us to incur additional costs.
Following completion of the delisting of our shares on the Oslo Stock Exchange, we are solely subject to reporting and other requirements as a result of our listing on the NYSE. As a result of this listing, we incur significant costs associated with corporate governance and reporting requirements that are applicable to us as a public company, including the Securities Act and the Exchange Act, rules of the NYSE and the rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010 and other regulations. We are also subject to the emissions disclosure regulations enacted by the SEC; these rules have been stayed subject to litigation, and the outcome of this litigation and whether and when these rules may become effective is unclear. These rules and regulations result in significant accounting, legal and financial compliance costs and make some activities more time consuming. We may be subject to new rules and regulations in the future that could result in higher costs, burdens on our organization and potential liability.

We are obligated to maintain effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our common shares may be negatively affected.

As a public company whose common shares are listed in the U.S., we are subject to an extensive regulatory regime, requiring us, among other things, to maintain internal control over financial reporting and to prepare and file periodic and current reports and statements. Complying with these requirements is costly and time consuming. In the event that we are unable to comply with our obligations as a public company, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities and investors may lose confidence in our operating results, and the price of our common shares could decline.

We have lost our status as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) because as of December 31, 2023, we are deemed a “large accelerated filer”.

As a result of losing our “emerging growth company” status, we are no longer entitled to the exemption provided in the JOBS Act and pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting on an annual basis. Our compliance with Section 404 requires us to incur additional costs and expend significant management efforts.

Our testing, or the subsequent attestation by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. If our independent registered public accounting firm identifies any deficiencies in connection with the issuance of their attestation report, we may encounter problems or delays in completing the appropriate remediation.

If we identify one or more material weaknesses in our internal control over financial reporting, our management will be unable to conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common shares to decline. Internal control deficiencies could also result in a restatement of our financial results or restrict our access to the capital markets.

We are subject to complex environmental laws and regulations that can adversely affect us.

Our business is subject to international, national and local, environmental and safety laws, regulations, treaties and conventions in force from time to time including:

•the United Nation’s International Maritime Organization’s, or the “IMO,” International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, including the designation of Emission Control Areas thereunder;

•the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended;

•the International Convention on Civil Liability for Bunker Oil Pollution Damage;

•the International Convention for the Safety of Life at Sea of 1974, as from time to time amended;

•the IMO International Convention on Load Lines, 1966, as from time to time amended;

•the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, February 2004;

•the Code for the Construction and Equipment of Mobile Offshore Drilling Units, 2009;

•the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal, as from time to time amended, or the “Basel Convention”;

•the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009; and

•certain regulations of the European Union, including Regulation (EC) No 1013/2006 on Shipments of Waste and Regulation (E.U.) No 1257/2013 on Ship Recycling.

Compliance with applicable laws, regulations and conventions may require us to incur capital costs or implement operational changes and may affect the value or useful life of our jack-up rigs which could have a material adverse effect on our profitability. A failure to comply with applicable laws, regulations and conventions may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Conventions, laws and regulations are often revised and may only apply in certain jurisdictions and we are subject to costs of complying with them and we face risks in connection with their impact on the value or useful lives of our rigs. New conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations.

Environmental laws often impose strict liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability irrespective of any negligence or fault on our part. Under the U.S. Oil Pollution Act of 1990, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the U.S. If we were to operate in these areas, an oil or chemical spill could result in us incurring significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Furthermore, future major environmental incidents involving the offshore drilling industry, such as the 2010 Deepwater Horizon Incident (to which we were not a party) may result in further regulation of the offshore industry and modifications to statutory liability schemes, thus exposing us to further potential financial risk in the event of any such oil or chemical spill in areas in which we operate.

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

Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will cover any losses and if it does, that the proceeds will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flow and financial condition.

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

•the ability to move earnings or capital;

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

Regulatory enforcement and litigation activity in the areas of privacy, data protection and information security, in the U.S., the European Union and other relevant jurisdictions are increasing. The General Data Protection Regulations of the European Union (“GDPR”), which became enforceable in all 27 E.U. member states as of May 25, 2018, requires us to undertake enhanced data protection safeguards, with fines for noncompliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach. Compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of customer and/or employee information, and some of our current or planned business activities.

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

Changes in Tax Laws and Other Regulations May Adversely Affect Our Financial Results.

We operate through subsidiaries and branches in multiple countries, subjecting us to complex and evolving tax laws, regulations, and treaties. These frameworks are frequently revised and reinterpreted, creating uncertainty in our tax profile and financial results.

Global tax reforms, including the OECD initiatives such as the Base Erosion and Profit Shifting (BEPS) project, aim to address profit allocation to low-tax jurisdictions. A key outcome is the implementation of a 15% global minimum tax under Pillar Two of the BEPS project, with many jurisdictions adopting these rules as of January 1, 2024. Similarly, Bermuda enacted the Corporate Income Tax 2023, imposing a 15% corporate income tax effective for taxable years beginning on or after January 1, 2025. These developments could significantly impact our effective tax rate, financial position, and cash flows.

In Mexico, tax reforms introduced in 2020 could materially increase our tax expense. Additionally, some jurisdictions tax gross revenues or deemed profits rather than net income, limiting adjustments to our effective tax rate based on profitability.

Uncertainty in tax law interpretation, tax disputes and other tax risks could adversely impact us.

Our tax expense is determined by interpreting applicable laws at the time it is incurred. However, tax authorities may challenge our positions, including intercompany pricing policies, operational structures, or the taxable presence of our subsidiaries. Adverse outcomes from these challenges or unfavorable changes in tax laws or treaties could lead to higher tax liabilities and effective tax rates on global earnings.

In addition, the mobility of our rigs between jurisdictions introduces additional complexity. Rig movements may require ownership transfers within our group, potentially triggering transfer taxes. Variations in the tax bases of operating companies and frequent shifts in the jurisdictions where we operate may lead to substantial fluctuations in our effective income tax rate.

Our income tax filings are subject to audits by tax authorities in jurisdictions where we operate. Disputes or challenges with respect to our tax filing positions may result in double taxation, penalties, or interest, negatively affecting our earnings and cash flows. A material loss in a tax dispute or adverse changes to tax laws or treaty interpretations could significantly increase our tax obligations, impacting our ability to fund operations, service debt, or distribute dividends.

We continuously monitor global and local tax developments to assess their potential impact and adapt our tax strategies accordingly. Despite these efforts, the dynamic nature of tax laws and their interpretation may materially affect our financial performance.

Climate change and the regulation of greenhouse gases could have a negative impact on our business.

Due to concern over the risk of climate change, a number of countries, the European Union and the IMO (as defined herein) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry. For example, as of January 1, 2013, all ships (including jack-up rigs) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee in July 2011 relating to greenhouse gas emissions. In April 2018, the IMO adopted a strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050. Other governmental bodies may also begin regulating greenhouse gas emissions from shipping sources in the future, but the future of such regulations is difficult to predict. Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, reduce our return on investment and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the U.S. or other jurisdictions in which we operate, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol, Glasgow Climate Pact or the 2015 Paris Agreement, which restricts emissions of greenhouse gases could require us to make significant financial expenditures. For example, in the United States, presidents have certain powers to issue executive orders that can have the effect of the enactment of new laws. In January 2025, President Biden issued a Memorandum of Withdrawal that could have had the effect of preventing future leasing by the federal government (and therefore oil and gas exploration) of the lands underlying federal waters offshore the U.S. East Coast, the eastern Gulf of Mexico, the Pacific Ocean off the coasts of Washington, Oregon, and California, and additional portions of the Northern Bering Sea in Alaska. Also in January 2025, President Trump in turn overturned President Biden’s Memorandum of Withdrawal and issued a series of executive orders that signal a shift in the United States’ energy and climate change policies. Future administrations may, however, pursue executive orders similar to, or more restrictive than, those put in place by predecessor administrations.

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

Companies across all industries are facing increasing scrutiny relating to their sustainability policies, including their Environmental, Social and Governance (“ESG”) policies. Governments across the globe and investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on sustainability and ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. There have been efforts within the investment community (including investment advisors, investment fund managers, sovereign wealth funds, public pension funds, universities and individual investors) to promote the divestment of, or limit investment in, the stock of companies in the oil and gas industry, which, if successful, could limit our ability to access capital markets. The increased focus and activism related to sustainability and ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s sustainability and ESG practices, or rating agencies may screen companies such as ours for ESG disclosures and performance before rating our securities. Companies that do not adapt to or comply with governmental, investor, lender or other industry shareholder rules, expectations and standards, as applicable, which are evolving, or which are perceived to have not responded appropriately to the growing concern for sustainability and ESG issues, whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected.

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

We operate in a number of countries around the world. We are subject to the risk that we or, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act 2010 (the “UK Bribery Act”), the Bermuda Bribery Act 2016 or other anti-bribery laws to which we may be subject (together, the “ABC Legislation”) and similar laws in other countries. Any violation of the ABC Legislation or other applicable anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition, results of operations and cash flow. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If our jack-up rigs are located in countries that are subject to, or targeted by, economic sanctions, export restrictions or other operating restrictions imposed by the United States or other governments, our reputation and the market for our debt and common shares could be adversely affected.

The U.S. and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. In connection with the Russian military actions across Ukraine, the United States, U.K. and the European Union have imposed aggressive sanctions against Russia and certain Russian controlled regions of Ukraine. U.S. and other economic sanctions change frequently, and enforcement of economic sanctions worldwide is increasing. Subject to certain limited exceptions, U.S. law continues to restrict U.S.-owned or -controlled entities from doing business with Iran and Cuba, and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. Other governments are more frequently implementing and enforcing sanctions regimes.

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

Changing laws and reporting requirements could have an adverse impact on our business.

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
RISK FACTORS RELATED TO OUR COMMON SHARES
The price of our common shares has fluctuated widely, and you could lose all or part of your investment.

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

•economic, legal and regulatory factors unrelated to our performance; and

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

We have 244,926,821 common shares outstanding, and the Related Parties (as defined below) collectively owned 19,400,286 of our common shares or approximately 7.9% of our total outstanding common shares. Such common shares, as well as common shares held by our employees and others are eligible for sale in the U.S. under Rule 144 under the Securities Act. In addition, our two largest shareholders Granular Capital Ltd and Capital International Investors, in the aggregate, hold 27.6% of our outstanding common shares.

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

The chairman of our Board, Mr. Tor Olav Trøim, also serves as a director of one of our Related Parties. This position may lead to potential conflicts of interest with his duties as one of our directors regarding business dealings and other matters between each of the Related Parties and us. Our Directors owe fiduciary duties to both us and each respective Related Party and may have conflicts of interest. The resolution of these conflicts may not always be in our or our shareholders’ best interests.

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

We cannot guarantee we will pay dividends/cash distributions in any specified amounts or particular frequency or at all.

Under out Bye-Laws, any dividends/cash distributions declared will be in the sole discretion of our Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities, although the payment of certain dividends is restricted by the covenants in certain of our existing bonds and loans. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends/cash distributions will depend on our subsidiaries distributing to us their earnings and cash flow and liquidity.

Our Board declared a cash distribution of $0.10 per share for the first and second quarters of 2024 respectively and a cash distribution of $0.02 per share for the third and fourth quarter of 2024. Any future declaration, amount and payment of dividends/cash distributions will be at our sole discretion and depend upon factors, such as our results of operations, financial condition, earnings, capital requirements, restrictions in our debt instruments (including the indenture for our Notes, which restricts dividends) and legal requirements. Although we currently intend to pay regular quarterly dividends/cash distributions, we cannot provide any assurances that any such regular dividends/cash distributions will be paid in any specified amount or at any particular frequency, or at all. Additionally, a reduction in the amount of dividends/cash distributions payments or non-payment of dividends/cash distributions may result in a decline in the price of our common shares.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are incorporated under the laws of Bermuda, and substantially all of our assets are located outside of the U.S. In addition, most of our Directors and Officers generally are or will be nonresidents of the U.S., and all or a substantial portion of the assets of these nonresidents are located outside the U.S. As a result, it may be difficult or impossible for you to effect service of process on these individuals in the U.S. or to enforce in the U.S. judgments obtained in U.S. courts against us or our Directors and Officers based on the civil liability provisions of applicable U.S. securities laws.

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

A non-U.S. corporation, such as the Company, will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes for a taxable year if either (1) at least 75% of its gross income for such taxable year consists of certain types of “passive income” or (2) at least 50% of the value of the corporation’s assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, net gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business but does not generally include income derived from the performance of services. In addition, a non-U.S. corporation is treated as holding directly and receiving directly its proportionate share of the assets and income of any other corporation in which it directly or indirectly owns at least 25% (by value) of such corporation’s stock.

Based on the composition of our income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2024 and we do not anticipate being a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance, however, that we were not a PFIC for the taxable year ended December 31, 2024 or that we will not be a PFIC for the current taxable year or foreseeable future taxable years. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. Moreover, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. Because there are uncertainties in the application of the relevant rules, however, it is possible that the U.S. Internal Revenue Service may challenge our classification of such income or assets as non-passive, which could cause us to become classified as a PFIC for the current or subsequent taxable years.

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
Potential Adverse Impacts of Delisting from the Oslo Stock Exchange and Maintaining a Sole Listing on the NYSE.

The Company filed a delisting application with the OSE on October 2, 2024 which was approved by the OSE on November 1, 2024. The Company completed the delisting of its shares from the OSE on December 30, 2024 and now maintains a sole listing on the NYSE. While this decision is intended to streamline our listing structure and align with the geographic distribution of our investor base, it may expose us to certain risks and adverse consequences, including the following:

•delisting from the OSE may result in a reduction in the overall liquidity of our shares, as investors who primarily or exclusively trade on the OSE may be unable or unwilling to transition to trading on the NYSE. Non-U.S. investors, particularly those in Europe who previously relied on the OSE, may find it less convenient or less attractive to invest in our shares. European institutional investors may also face internal or regulatory barriers to investing in an exclusively U.S. listed company. This could reduce our investor base and demand for our stock, which could reduce the trading volume and market price for our shares, and potentially increase price volatility for our shares;

•any reduction in our investor base or market price of our shares as a result of the delisting from the OSE could negatively impact our ability to raise equity financing;

•with a sole listing on the NYSE, the trading of our shares are concentrated in one market, which may expose us to risks related to the market-specific regulatory framework, trading hours, and investor preferences in the U.S. Additionally, events affecting U.S. markets or the NYSE specifically could have a disproportionately large impact on the trading of our shares;

•the delisting could be perceived negatively by certain stakeholders or investors, potentially leading to adverse effects on our share price or valuation. Stakeholders may interpret the delisting as a shift away from our historical European investor base or as a signal of declining commitment to the Norwegian or broader European markets; and

•following the delisting, our shares will primarily trade in U.S. dollars on the NYSE. Investors previously trading in Norwegian Kroner or Euros may be exposed to additional foreign exchange risk, which could deter participation in our shares.
ITEM 4. INFORMATION ON THE COMPANY
A.HISTORY AND DEVELOPMENT OF THE COMPANY
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016, pursuant to the Companies Act 1981 of Bermuda (the “Companies Act”), as an exempted company limited by shares. On December 19, 2016, our shares were introduced to the Norwegian OTC market and on August 30, 2017, our shares were listed on the Oslo Stock Exchange under the symbol “BDRILL” which was subsequently changed to "BORR" on November 30, 2020. On July 31, 2019, our shares were listed on the New York Stock Exchange under the symbol “BORR.”
On December 30, 2024, we delisted from the Oslo Stock Exchange and as such, we currently maintain a listing only on the New York Stock Exchange.
Our current agents for service of process in the U.S. are Puglisi & Associates and Borr Finance LLC.
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
The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our internet address is http://

www.borrdrilling.com. The information contained on our website is not incorporated by reference and does not form part of this annual report.
B.BUSINESS OVERVIEW
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. We currently own 24 premium jack-up rigs all of which were delivered from the yard in 2000 or later, of which two were delivered in 2024.
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
We contract our jack-up rigs primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. During 2024, our top five customers in terms of revenue were Saudi Arabian Oil Company, ENI S.p.A, PTT Exploration and Production Public Company Limited, Irish Energy Drilling Assets and Fieldwood Energy. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells, or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations) was $1,382.8 million as of December 31, 2024 and $1,206.5 million as of December 31, 2023. We currently operate in significant oil-producing geographies throughout the world, including the Middle East, the North Sea, Latin America, West Africa and South East Asia. We continue to operate our business with a competitive cost base, driven by a strong and experienced organizational culture, commitment to safety and an actively managed capital structure.
The following chart illustrates the development in our fleet since inception:

	2024	2023	2022	2021	2020	2019	2018	2017
Total fleet as of January 1,	22	22	23	24	28	27	13	—
Jack-up rigs acquired (1)	—	—	—	—	—	1	23	12
Newbuild jack-up rigs delivered from shipyards	2	—	—	—	2	2	9	1
Jack-up rigs disposed	—	—	(1)	(1)	(6)	(2)	(18)	—
Total fleet as of December 31,	24	22	22	23	24	28	27	13
Newbuild jack-up rigs not yet delivered as of December 31, (2)	—	2	5	5	5	7	9	13
Total fleet as of December 31,	24	24	27	28	29	35	36	26
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
(ii) Acquisition from Transocean
On March 15, 2017, we signed a letter of intent with Transocean Inc. (“Transocean”) for the purchase of certain Transocean subsidiaries owning 10 jack-up rigs and the rights under five newbuilding contracts (the “Transocean Transaction”). On May 31, 2017, we completed the Transocean Transaction for a total price of $1,240.5 million. Since the acquisition closed, four of the rigs under the newbuilding contracts have been delivered, “Saga”, “Skald”, "Vale" (in 2024 renamed "Vali") and "Var" and one rig under newbuilding contract "Tivar" was sold in the fourth quarter of 2022. Of the rigs initially delivered at closing, four were standard jack-up rigs and six were premium jack-up rigs. Since the closing of the Transocean Transaction, we have divested all of the four standard jack-up rigs and two cold stacked premium jack-up rigs, as there was no economic incentive to reactivate these rigs.
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
(v) Acquisition from Seatrium
On May 16, 2018, we entered into an agreement with Seatrium to acquire five premium jack-up rigs under construction from Seatrium (the “Seatrium Acquisition”). The purchase price for the Seatrium Rigs was $742.5 million. We took delivery of the newbuild jack-up rigs “Heimdal”, "Hermod" (in 2022 renamed "Arabia I" and "Arabia II"), and “Hild” in October 2019, January 2020 and April 2020, respectively. We were due to take delivery of the remaining two newbuild jack-up rigs "Huldra" and "Heidrun" under the agreement in 2020, however, the delivery of these rigs was initially deferred to 2022 and subsequently to 2023. In the fourth quarter of 2022, we sold "Huldra" and "Heidrun" to a third party, and in 2023 the rigs were delivered to the buyer.
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
OUR BUSINESS
Our Competitive Strengths
We believe that our competitive strengths include the following:
One of the largest jack-up drilling rig contractors with one of the youngest fleets
We have one of the youngest and largest fleets in the jack-up drilling market. All of our rigs were built in or after 2011 and, as of December 31, 2024, the average age of our premium fleet was 7.4 years (implying an average building year of 2017), which we believe is among the lowest average fleet age in the industry. New and modern rigs that offer technically capable, operationally flexible, safe and reliable contracting are increasingly preferred by customers. We compete for and secure new drilling contracts from new tenders as well as privately negotiated transactions. We believe, based on our young fleet and growing operational track record, that we are better placed to secure new drilling contracts as offshore drilling demand rises, than our competitors who operate older, less modern fleets.
Largely uniform and modern fleet
As our fleet is one of the youngest and largest jack-up drilling fleets, and the operating capability of our jack-up rigs is largely uniform, we have the capacity to bid for multiple contracts simultaneously, including those requiring active employment of multiple rigs over the same period. We have acquired a fleet of premium jack-up rigs from shipyards with a reputation for quality and reliability. Moreover, the uniformity of the jack-up rigs in our fleet, enables us to achieve operational and administrative efficiencies.
Commitment to safety and the environment
We are focused on continuing to develop a strong quality, health, safety and environment ("QHSE"), culture and performance history. We believe that the combination of quality jack-up rigs and experienced and skilled employees contributes to the safety and effectiveness of our operations. Our commitment to strong QHSE culture and performance is reflected in our Technical Utilization rate, excluding our joint venture operations, of 98.9% in 2024 (98.3% in 2023), and our excellent safety record over the same period. We believe our focus on providing safe and efficient drilling services will enhance our growth prospects as we work towards becoming one of the preferred providers in the industry.
Strong and diverse customer relationships
We have strong relationships with our customers rooted in our employees’ expertise, reputation and history in the offshore drilling industry, as well as our growing operational track record and the quality of our fleet. Our customers are oil and gas E&P Companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. For the year ended December 31, 2024, our five largest customers in terms of revenue were Saudi Arabian Oil Company, ENI S.p.A, PTT Exploration and Production Public Company Limited, Irish Energy Drilling Assets and Fieldwood Energy. We believe that we are responsive and flexible in addressing our customers’ specific needs and seek collaborative solutions to achieve customer objectives. We focus on strong operational performance and close alignment with our customers’ interests, which we believe provides us with a competitive advantage and will contribute to contracting success and rig utilization.
Management team and Board members with extensive experience in the drilling industry
Our management team and Board of Directors have extensive experience in the oil and gas industry in general and in the drilling industry in particular. In addition, members of our management team have extensive experience with drilling companies and companies in the oil and gas industry operating in the jack-up drilling market. Members of our management team and Board of Directors have held leadership positions at prominent offshore drilling and oilfield services companies, including Schlumberger Limited, Marine Drilling Companies, Inc., Seadrill Limited, Noble Corporation, Valaris Limited and North Atlantic Drilling Ltd and have experience which complements one another and have assisted, and continue to assist, in our ongoing development.
Our Business Strategies

We intend to continue to strive to meet our primary business objective of continuing to be a preferred operator to our customers in the jack-up drilling market while also maximizing the return to our shareholders. To achieve this, our strategies include the following:
Deploy high-quality rigs to service the industry
We have one of the leading jack-up rig fleets in the industry. We believe that shallow-water drilling, as performed by our jack-up rigs, has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We believe this makes shallow-water drilling more attractive than deep-water projects in the current economic and industry climates, and we have established a substantial footprint in the industry. Between April 1, 2018, and December 31, 2024, (excluding backlog from joint venture) we signed 90 contracts (76 as at December 31, 2023) for drilling services with an aggregate value of approximately $3,108.7 million ($2,445.7 million as at December 31, 2023), including 44 (39 as at December 31, 2023) with new customers. During this period, we also signed fourteen extensions and have had 46 options exercised. As of March 17, 2025, 21 of our rigs are under contract or committed for future contracts and three are warm stacked. Our Economic Utilization, which reflects the proportion of the potential full contractual dayrate that each contracted jack-up rig actually earned each day, excluding joint venture operations, for the year ended December 31, 2024 was 97.7% (97.9% in 2023).
Be a preferred provider in the industry
We have established strong and long-term relationships with key participants and customers in the offshore drilling industry, and we seek to deepen and strengthen these relationships as part of our strategy. This involves identifying value add services for our customers. Based on our premium, young and largely uniform fleet, our experienced team and a solid industry network, we believe that we are well-positioned to continue to capitalize on improving trends as we seek to continue to establish ourselves as a preferred provider to these customers.
Establish high-quality, cost-efficient operations
We are continuing to establish ourselves as a leading offshore shallow-water drilling company by operating with a competitive cost base while continuing to grow our reputation as a high-quality contractor. Our key objective is to deliver the best operations possible— both in terms of Technical Utilization and QHSE culture and performance while maximizing deployment of our rigs and maintaining a competitive cost structure.
To facilitate our strategy, we have one of the most modern and uniform fleets in the industry, with experienced and skilled individuals across the organization and on our Board. We believe we have an advantage with regard to operating expenditures as a result of our largely standardized fleet.
Our Fleet
We believe that we have one of the most modern jack-up fleets in the offshore drilling industry. Our drilling fleet currently consists of 24 rigs, of which all are premium jack-up rigs. We define premium jack-up rigs as rigs built in 2000 or later and which are suitable for operations in water depths up to 400 feet with an independent leg cantilever design. All but one of our rigs were built after 2013 and as of December 31, 2024, the average age of our fleet was 7.4 years.
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

The following table sets forth additional information regarding our consolidated jack-up rig fleet as of March 17, 2025:

PREMIUM JACK-UP RIGS
Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/Status	Contract Start	Contract End	Location	Comments
Arabia I(1)	KFELS B Class	400 ft	2020	Petrobras(2)	Mar 2025	Mar 2029	Brazil	Committed with option to extend
Arabia II(3)	KFELS B Class	400 ft	2019		Dec 2024		Bahrain	Warm stacked
Arabia III(4)	KFELS Super A Class	400 ft	2013	Saudi Arabian Oil Company	Sept 2023	Sept 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX(5)	Apr 2024	Dec 2025	Mexico	Contracted (temporary suspension)
Gerd	PPL Pacific Class 400	400 ft	2018	ENI	Dec 2024	May 2025	Congo	Operating
				Undisclosed	Jun 2025	Sept 2025	West Africa	LOA
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX(5)	Jan 2024	Dec 2025	Mexico	Contracted (temporary suspension)
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX(5)	Jan 2024	Dec 2025	Mexico	Contracted (temporary suspension)
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	Apr 2022	Apr 2026	Qatar	Operating
Gunnlod	PPL Pacific Class 400	400 ft	2018	Exxon Mobil	Nov 2024	June 2025	Malaysia	Operating
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	Oct 2023	Mar 2026	Mexico	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	Feb 2024	Feb 2026	Thailand	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	Dec 2023	Aug 2026	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	Aug 2024	Dec 2025	Congo	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX(5)	Apr 2024	Dec 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	Dec 2022	Feb 2025	Gabon	Operating
				Marathon Oil	Mar 2025	June 2025	Equatorial Guinea	Committed
				Vaalco Energy	July 2025	April 2026	Gabon	Committed with option to extend

PREMIUM JACK-UP RIGS
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX(5)	April 2024	Dec 2025	Mexico	Operating
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTT Exploration and Production Public Company Limited ("PTTEP")	July 2024	Sept 2025	Thailand	Operating with option to extend
Prospector 1 (6)	F&G, JU2000E	400 ft	2013	Undisclosed	Dec 2024	Mar 2025	Netherlands	Operating
				One Dyas	Apr 2025	July 2025	UK/Netherlands	Committed with option to extend
Prospector 5 (6)	F&G, JU2000E	400 ft	2014	ENI	Apr 2024	May 2026	Congo	Operating
Ran (6)	KFELS Super A Class	400 ft	2013		February 2025		Mexico	Warm stacked
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	Nov 2022	Nov 2026	Brunei	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019		Nov 2024	April 2025	Singapore	Warm stacked
				Undisclosed	May 2025	June 2025	South East Asia	Committed
Vali(7)	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	Mar 2025	July 2026	Malta/Libya	Committed with option to extend
Var	KFELS Super B Bigfoot Class	400 ft	2024		Jan 2025		Singapore	Commissioning

(1) Rig previously known as 'Heimdal'
(2) Rig provided through a charter arrangement, with the ultimate customer being Petrobras
(3) Rig previously known as 'Hermod'
(4) Rig previously known as 'Frigg''
(5) Rigs provided through Bareboat Charter arrangements, with the ultimate customer being PEMEX. Additional services are provided via Drilling, Operation and Management agreements by Borr Drilling or our joint venture Perfomex, with the ultimate customer being PEMEX.
(6) HD/HE Capability
(7) Rig previously known as 'Vale''

Customer and Contract Backlog
Our customers are oil and gas exploration and production companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. For the year ended December 31, 2024, our largest customers in terms of revenue were Saudi Arabian Oil Company, ENI S.p.A, PTT Exploration and Production Public Company Limited, Irish Energy Drilling Assets and Fieldwood Energy . Our jack-up rigs are contracted to customers for periods between a couple of months, to several years.
As of December 31, 2024, we had 22 operating or committed jack-up rigs in total, including six in South East Asia, two in the Middle East, four in West Africa, eight in Latin America, and two in Europe. The Technical Utilization and Economic Utilization for our drilling fleet was 98.9% and 97.7%, respectively, during 2024.
During the year ended December 31, 2024, we entered into a number of new contracts, letters of award and options exercises, increasing our total contract backlog, excluding the backlog of our joint venture operations in Mexico, to $1,382.8 million as at December 31, 2024, an increase from $1,206.5 million as at December 31, 2023. In addition, backlog as of December 31, 2024 captures the impact of contract terminations for Arabia I and Arabia II, which resulted in the reduction of $111.5 million in contract backlog at the point of contract termination. Amounts of actual revenues earned and the periods for which revenues are earned may be different from those implied by the Total Contract Backlog due to several factors, including shipyard and maintenance projects, downtime or standby time, and various other factors which may result in lower revenues than implied by our total contract backlog. For example, downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable daily rates than the full contractual operating daily rate.
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
Certain of our drilling contracts contain terms which allow them to be terminated at the option of the customer, in most cases upon payment of an early termination fee or compensation for costs incurred up to termination. Any such payments, however, may not fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer, typically without any termination payment, in certain circumstances such as non-performance, in the event of extended downtime or impaired performance caused by equipment or operational issues or periods of extended downtime due to other conditions beyond our control, of which there are many. A number of our customers have contractual rights to terminate their contracts with us if performance is prevented for a prolonged period due to force majeure events. We may also be affected by force majeure provisions in contracts between our customers or suppliers and third parties. We may also face contract suspension due to prevailing market conditions.
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
Joint Venture and Partner Relationships
In some areas of the world, local content requirements or customs and practices, necessitate the formation of joint ventures with local participation. Local laws or customs or customer requirements in some jurisdictions also effectively mandate the establishment of a relationship with a local agent or partner. For more information regarding certain local content requirements that may be applicable to our operations from time to time, please see the section entitled “Item 4.B. Business Overview — Regulation — Environmental and Other Regulations in the Offshore Drilling Industry — Local Content Requirements.” When appropriate in these jurisdictions, we will enter into agency or other contractual arrangements. We may or may not control these joint ventures. We participate in joint venture drilling operations in Mexico and may participate in additional joint venture drilling operations in the future. We may also enter into joint ventures even if not required, where we seek to partner with another party.
Mexico

From 2019 we have held an equity ownership in two Mexico-based joint ventures, Perfomex and Perfomex II. Effective August 4, 2021, we have held a 51% equity ownership interest in both of these joint ventures. These joint ventures previously provided dayrate drilling services under Drilling and Technical Services Agreements ("DTSAs") to Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”), which both provide integrated well services to Petróleos Mexicanos (“Pemex”). Opex and Akal are wholly owned by Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”), a fully owned subsidiary of Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”). CME owns the remaining 49% interest in these joint ventures.

Effective October 20, 2022, all five jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" were contracted to Perfomex on bareboat charters by the Company, thereby consolidating activities for Perfomex's provision of traditional dayrate drilling and technical services to Opex. Effective from this date, Perfomex II continued to provide technical services to Opex, in addition to rig management services to external parties.

Effective January 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Grid" and "Gersemi" which triggered a termination fee payable by Opex to Perfomex of $14 million, or $7 million per Borr jack-up rig operated by Perfomex. Effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord" which triggered a further termination fee payable by Opex to Perfomex of $21 million, or $7 million per Borr jack-up rig. The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates referenced above, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" with Irish Energy Drilling Assets, DAC ("Irco"). The new bareboat charter agreements remain in effect until December 31, 2025.

In addition, effective January 1, 2024, Perfomex entered into new Drilling, Operation and Management Agreements ("DO&M Agreements") with Perforadora Ircomex, S.A. DE C.V. ("Ircomex") to provide drilling, operations and management services for the Borr jack-up rigs "Grid" and "Gersemi", plus third-party owned jack-up rigs "CME I" and "CME II". Effective April 1, 2024, DO&M Agreements were also entered into by Borr Drilling Contracting S. de R.L. de C.V., a wholly owned subsidiary of the Company, with Ircomex, to provide drilling, operations and management services for the Borr jack-up rigs "Galar", "Odin" and "Njord". These DO&M Agreements are based on a cost-plus pricing model and remain in effect until December 31, 2025.

Irco and Ircomex will continue to provide the jack-up rigs "Grid","Gersemi","Galar", "Odin" and "Njord" and accompanying operational services to Opex, to service its integrated well services contract with Pemex.
Our Mexican Joint Ventures may be used to provide drilling services utilizing other rigs owned by our subsidiaries and/or subsidiaries of CME or other external parties. If we enter into further contracts with Pemex to provide drilling services, we may enter into other joint venture structures with CME in order to provide such services.
Geographical Focus
We bid for contracts globally, however our current geographical focus is the Middle East, South East Asia, Europe, Latin America, and West Africa. This is based on our current assessment of potential contracting opportunities, including, pre-tender and tender activity. Several countries within these regions, such as Malaysia, have laws that regulate operations and/or ownership of rigs operating within their jurisdiction, including local content and/or local partner requirements. In order to comply with these regulations, and successfully secure contracts to operate in these regions, we have employed personnel with significant experience in countries within these regions. Adapting to the above-mentioned factors is, and will continue to be, part of our business. See Note 4 - Segments of our Audited Consolidated Financial Statements included herein for the amount of operating revenues earned by each geographical region for the years ended December 31, 2024, 2023 and 2022.
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
Seasonality
In general, seasonal factors do not have a significant direct effect on our business. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could occur during, among other times, the winter season in the North Sea, hurricane season in the Gulf of Mexico and the monsoon season in South East Asia.
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
Physical Damage Insurance: Hull and Machinery Insurance
We purchase hull and machinery insurance for our entire fleet and all of our fleet equipment to cover the risk of physical damage to a rig. The level of coverage for each rig reflects its agreed value when the insurance is placed. We effectively self-insure part of the risk as any claim we make under our insurance will be subject to a deductible. The deductible for each rig is currently $1.0 million per claim.
War Risk Insurance
We maintain war risk insurance for our rigs up to a maximum amount of $225 million per rig depending on the value of the protection and indemnity and hull and machinery insurance policies for each rig and subject to certain coverage limits, deductibles and exclusions. The terms of our war risk policies include a provision whereby underwriters can, upon service of seven days’ prior written notice to the insured, cancel the policies in the event that the insured has or may have breached sanctions. Further, the policies will automatically terminate after the outbreak of war, or war-like conditions, between two or more of China, the United States, the United Kingdom, Russia and France.
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
REGULATION
We are registered under the laws of Bermuda and our principal executive offices are located in Bermuda. Our operational headquarters are located in London and Dubai and we have business operations in five main regions; Europe, South East Asia, West Africa, the Middle East and Latin America, as well as in various countries where our rigs are operating or stacked. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to the environment, health and safety, personal privacy and data protection, content restrictions, telecommunications, intellectual property, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that if our business grows and evolves and our rigs and services are used in more countries, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of material laws and regulations relevant to our business operations.
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
Class and Flag State Requirements
Each of our rigs is subject to regulatory requirements of its flag state. Flag state requirements reflect international maritime requirements and are in some cases further interpolated by the flag state itself. These include engineering, safety and other requirements related to offshore industries generally. In addition, in order to be permitted to operate, each of our jack-up rigs must be certified by a classification society as being “in-class,” which provides evidence that the jack-up rig was built, and is maintained, in accordance with the rules of the relevant classification society and complies with applicable rules and regulations of the flag state as well as the international conventions to which that country is a party. Maintenance of class certification has a significant cost and although dry docking is not necessary for the five year special periodic survey, underwater inspections are required every thirty months. This is required to verify the integrity of our jack-up rigs and maintain compliance with class requirements. Moreover, we could be required to take a jack-up rig out of service for repairs or modifications. Our jack-up rigs are certified as being “in-class” by ABS and we are subject to the mandatory requirements of the national authorities in the countries in which our jack-up rigs operate. In addition, classification societies are authorized to issue statutory certificates on the basis of delegated authority from the flag states for some of the internationally required certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units certificate.
International Maritime Regimes
Applicable international maritime regime requirements include, the International Convention for the Prevention of Pollution from Ships ("MARPOL"), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), the International Convention for the Safety of Life at Sea of 1974 as amended, the Code for the Construction and Equipment of Mobile Offshore Drilling Units, 2009 and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, effective as of 2017 (the “BWM Convention”). These conventions have been widely adopted by United Nation member countries, and in some jurisdictions in which we operate, these regulations have been expanded upon. These various conventions regulate air emissions and other discharges to the environment from our jack-up rigs worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases.
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
Environmental Laws and Regulations
We are subject to laws which govern discharge of materials into the environment or otherwise relate to environmental protection, including complying with regulations on the transit and safe recycling of hazardous materials which are relevant when we retire rigs from the international fleet. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to jack-up rigs may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our operations and financial condition. Applicable environmental laws and regulations for our current operations include the Basel Convention, the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (when it enters into force) as well as European Union regulations, including the E.U. Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, Regulation (EC) No 1013/2006 on Shipments of Waste and Regulation (E.U.) No 1257/2013 on Ship Recycling. Were we to operate in other regions, such as the US, additional environmental laws and regulations would apply to our operations. We have entered into a contract commencing in 2025 in Brazil and our operations will then become subject to the applicable environmental law and regulations in Brazil.
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
INDUSTRY OVERVIEW
We operate in the global offshore contract drilling industry, which is a part of the international oil industry, and within the global offshore contract drilling industry we operate jack-up rigs in shallow-water. The activity and pricing within the global offshore contract drilling industry is driven by a multitude of demand and supply factors, including expectations regarding oil and gas prices, anticipated oil and gas production levels, worldwide demand for oil and gas, the availability of quality reservoirs, exploration success, availability of qualified drilling rigs and operating personnel, relative production costs, the availability of or lead time required for drilling and production equipment, the stage of reservoir development and political and regulatory environments.

One fundamental demand driver is the level of investment by E&P Companies and their associated capital expenditures. Historically, the level of upstream capital expenditures has primarily been driven by future expectations regarding the demand and price of oil and natural gas.
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
Periods of high demand are typically followed by a shortage of rigs and consequently higher dayrates which, in turn, makes it advantageous for industry participants to place orders for new rigs. After difficult market conditions in 2020 and 2021, we have seen market recovery which began in 2022. As of March 17, 2025, 21 of our rigs are under contract or committed for future contracts and three are warm stacked.
The Jack-Up Rig Segment
Jack-up rigs can be used to drill (i) exploration wells, i.e. explore for new sources of oil and gas or (ii) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling and constitutes the vast majority of current demand. Shallow-water oil and gas production is generally a low-cost production, in terms of cost per barrel of oil. Shallow-water development offers E&P Companies a shorter period from investment decision to cash flow over other offshore production categories.
The jack-up drilling market is characterized by a highly competitive and fragmented supplier landscape, with market participants ranging from large international companies to small, locally owned companies and rigs owned by National Oil Companies ('"NOCs") (the latter are referred to as owner-operated rigs). The operations of the largest players are generally dispersed around the globe due to the high mobility of most MODUs. Although the cost of moving MODUs from one region to another and/or the availability of rig-moving vessels may cause a short-term imbalance between supply and demand in one region, significant variations between regions do not exist in the long-term due to MODU mobility.
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

C.ORGANIZATIONAL STRUCTURE
A full list of our management, operating and rig-owning subsidiaries is shown in Exhibit 8.1 to this annual report and the following diagram depicts our simplified organizational and ownership structure. Our subsidiaries depicted below are 100% owned by Borr Drilling Limited either directly or indirectly, unless specifically noted otherwise.

Our subsidiary Borr Mexico Ventures Limited holds a 51% interest in two Mexican entities Perfomex and Perfomex II, and a subsidiary of our local operating partner in Mexico holds the remaining 49% interest.

D.PROPERTY, PLANT AND EQUIPMENT
We do not own any material interest in real estate. Our principal executive office is located in Bermuda and our operational headquarters are located in London and Dubai. Our principal lease is the rental of approximately 16,206 sq ft of office space in Aberdeen, UK, under a ten year lease which began in 2019. In addition we rent office space in Oslo, Stavanger, Singapore, Kuala Lumpur, Kuala Belait, Doha, Bangkok, London, Dubai, Mexico City, Al-Khobar, Pointe Noire and Port Gentil, however we do not consider these as material leases. In addition to office space, we also rent storage, yard facilities and apartments to support our operations in the countries we operate in.
We own a modern fleet of premium jack-up rigs. See “Item 4.B. Business Overview - Our Business - Our Fleet” for a summary of our consolidated fleet of jack-up rigs as of March 17, 2025.

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
The shallow-water market is our operational focus as it has a shorter lifecycle between exploration and first oil and lower capital expenditure than other forms of drilling performed by mobile offshore drilling units, such as drillships. We contract our jack-up rigs and associated offshore crews, primarily on a dayrate basis, to drill wells for our customers, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. Our Total Contract Backlog (excluding backlog from joint venture operations) was $1,382.8 million as of December 31, 2024 and $1,206.5 million as of December 31, 2023. We currently operate in significant oil-producing geographies throughout the world, including the North Sea, Latin America, West Africa, the Middle East and South East Asia. We operate our business with a competitive cost base, driven by a strong and experienced organizational culture and a carefully managed capital structure.
From our initial acquisition of rigs in early 2017, we have become one of the world’s largest international offshore jack-up drilling contractors by number of jack-up rigs, with an average fleet age among the lowest in the industry. The summary in “Item 4.B. Business Overview” illustrates the development in our fleet since our inception.
How We Evaluate Our Business
During the years ended December 31, 2024 and 2023, we had one operating segment consisting of operations performed under our dayrate model (which includes rig charters and ancillary services).
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
Total Contract Backlog (in $ millions) is calculated as the maximum contract drilling dayrate revenue that can be earned from a drilling contract based on the contracted operating dayrate. Total Contract Backlog excludes revenue resulting from mobilization and demobilization fees, contract preparation, capital or upgrade reimbursement, recharges, bonuses and other revenue sources and is not adjusted for planned out-of-service periods during the contract period. Total Contract Backlog excludes backlog from joint venture operations.
Total Contract Backlog (in contracted rig years) is calculated as our total number of contracted rig years based on drilling contracts, which illustrates the time it would take one jack-up rig to perform the obligations under all agreements for all rigs consecutively.

The contract period excludes additional periods that may result from the future exercise of extension options under our contracts, and such extension periods are included only when such options are exercised. The contract operating dayrate may temporarily change due to, among other factors, mobilization, weather or repairs.
Our Total Contract Backlog (excluding backlog from joint venture operations), expressed in U.S. dollars and in number of years, as of December 31, 2024, 2023 and 2022, were as follows:

	As of December 31,
	2024	2023	2022
Total Contract Backlog (in $ millions)(1)	$1,382.8	$1,206.5	$929.8
Total Contract Backlog (in contracted rig years)(1)	26	25	24
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
Total Recordable-Incident Frequency (TRIF)
TRIF is a measure of recordable workplace injuries and illness. TRIF, as defined by the International Association of Drilling Contractors, is derived by multiplying the number of recordable incidents during the twelve-month period by 1,000,000 and dividing the value with the total man hours for that period.
An incident is considered as “recordable incident” if it results in a work related injury/illness treatment that extends beyond First Aid. A recordable incident includes Fatality, Lost Time Incident, Restricted Work Case, or Medical Treatment Case as well as a confirmed diagnosis of a work-related illness by a suitable and licensed healthcare professional. Medical observation and/or diagnostic testing where no medical treatment beyond first aid is given is not considered to be recordable.
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
Our Technical Utilization and Economic Utilization (both excluding joint venture operations), Rig Utilization, TRIF and Weighted Average Number of Operating Rigs for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,
	2024	2023	2022
Technical Utilization (in %)	98.9	98.3	98.9
Economic Utilization (in %)	97.7	97.9	98.1
Rig Utilization (in %)	90.8	92.4	72.3
TRIF (number of incidents)	2.31	0.65	1.68
Weighted Average Number of Operating Rigs	20.1	20.1	15.9
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
During the year ended December 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparations costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change enables us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented has been updated as per the definition below.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net income attributable to shareholders of Borr Drilling Limited	Net income adjusted for: depreciation of non-current assets; (loss) / income from equity method investments; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments and removing the impact of depreciation, financing and tax items.
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
Significant Events in 2024
Issuance of Additional Senior Secured Notes Due 2028

In March 2024 and August 2024, the Company issued $200.0 million and $150.0 million principal amount of additional 10% Senior Secured Notes due in 2028, respectively, (together, "the Additional 2028 Notes and the Further Additional 2028 Notes") under the same indenture and with the same terms and conditions as the $1,025.0 million 2028 Notes issued in November 2023.
Issuance of Additional Senior Secured Notes Due 2030
In November 2024, the Company issued $175.0 million principal amount of additional 10.375% Senior Secured Notes due in 2030 ("Additional 2030 Notes" and, together with the existing 2028 Notes and the 2030 Notes, the "Notes") under the same indenture and with the same terms and conditions as the $515.0 million 2030 Notes issued in November 2023.
Amendment to the Super Senior Revolving Credit Facility
In November 2023, the Company entered into a $180.0 million Super Senior Revolving Credit Facility, comprised of a $150.0 million Revolving Credit Facility and a $30.0 million Guarantee Facility. In August 2024, the Company increased the $30.0 million Guarantee Facility to $45.0 million, bringing the total Super Senior Revolving Credit Facility to $195.0 million.
See Note 19 - Debt of our audited Consolidated Financial Statements included herein, for further information on the financing facilities described above.
Delisting from the Oslo Stock Exchange

In October 2024, at a Special General Meeting of the Company, a resolution was passed to approve the delisting of the Company's common shares from the OSE, and to authorize the Board of Directors to take the necessary steps to implement the delisting, including filing an application with the OSE. The Company filed the delisting application with the OSE on October 2, 2024 which was approved by the OSE on November 1, 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024.
Share Repurchase Program
In December 2023, the Company announced that its Board of Directors approved a share repurchase program for the Company's shares, to be purchased in the open market and limited to a total amount of $100.0 million. The approval does not have a fixed expiration and the repurchase program may be suspended or discontinued at any time. On November 6, 2024 the board authorized the commitment to repurchase $20 million of shares under this plan before December 31, 2024. In November 2024 we acquired 2,466,281 shares on both NYSE and OSE for an aggregate price of $10.0 million and in December 2024, we acquired a further 2,620,505 shares on the NYSE and OSE at an aggregate cost of $9.9 million.
See Note 26 - Stockholders' Equity of our audited Consolidated Financial Statements included herein, for further information.
Cash Distributions
The Company approved and paid cash distributions as follows:

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share ($)
December 22, 2023	January 22, 2024	$0.05
February 22, 2024	March 18, 2024	$0.05
May 22, 2024	June 17, 2024	$0.10
August 14, 2024	September 6, 2024	$0.10
November 6, 2024	December 16, 2024	$0.02
February 19, 2025	March 19, 2025	$0.02
(1) Date on or around payment to shareholders.
See Note 26 - Stockholders' Equity of our audited Consolidated Financial Statements included herein, for further information.
Recent Developments

In January 2025, the Company entered into an agreement with its major Mexican customer to receive payment settlement for approximately $125.0 million related to its outstanding receivables for an agreed financing fee.
Key Components of Our Results of Operations

See Note 2 - Basis of Preparation and Accounting Policies of our audited Consolidated Financial Statements included herein, for further information on our accounting policies.
Operating revenues
We earn revenues primarily by performing the following activities: (i) providing our jack-up rigs, work crews, related equipment and services necessary to operate our jack-up rigs; (ii) delivering our jack-up rigs by mobilizing to and demobilizing from the drill location; and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for our contracts.
We recognize revenues earned under our drilling contracts based on variable dayrates, which range from a full operating dayrate to lower rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities we perform during the contract. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and may include the blending of rates when a contract has operating dayrates that change over the firm term of the contract and probable liquidated damages. Such dayrate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore, is recognized as we perform the services.
We recognize revenues earned in relation to contract management agreements where we provide rig operational and maintenance support services to third parties based either on a cost-plus or dayrate basis. Such consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as we perform the services.
We recognize revenues earned in relation to certain bareboat charter agreements where we lease our owned rigs to third parties without crews or associated services, based on fixed daily rates, which range from operating rates to stand-by rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities performed during the contract. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and may include the blending of rates when a contract has fixed daily rates that change over the firm term of the contract. Such fixed daily rate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as we perform the services.
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
We previously provided corporate support services, secondment of personnel and management services to our equity method investments under management and service agreements. The services are based on costs incurred in the period with appropriate margins and have been recognized under Related party revenue with associated costs included within Rig operating and maintenance expenses in our Consolidated Statements of Operations.
We previously leased rigs on bareboat charters to our equity method investments, Perfomex and Perfomex II. We expected lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigned the bareboat a value over the lease term equivalent to residual cash after payments of operating expenses and other fees. We, as a lessor, do not recognize a lease asset or liability on our balance sheets at the time of the formation of the entities nor as a result of the lease. Revenue was recognized when management was able to reasonably predict the expected underlying bareboat rate over the contract term. Effective April 1, 2024, we do not provide rigs on a bareboat basis to Perfomex (see Note 7 - Equity Method Investments and Note 15 - Leases).
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
Depreciation costs are based on the historical cost of our jack-up rigs, less impairment charges. Rigs are recorded at historical cost less accumulated depreciation and impairment. Jack-up rigs and related equipment acquired as part of business combinations are stated at fair market value as of the date of the acquisition. The cost of these assets, less estimated salvage values, are depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our jack-up rigs, when new, is 30 years and jack up rig equipment and machinery three to 20 years. We evaluate the carrying value of our jack-up rigs on a quarterly basis to identify events or changes in circumstances that indicate that the carrying value of such jack-up rigs may not be recoverable. If the carrying value of the asset is not recoverable, an impairment loss is recognized as the difference between the carrying value of the asset and its fair value. Costs related to periodic surveys are capitalized as part of drilling units and amortized over the anticipated period covered by the survey which is up to five years. These costs are primarily shipyard costs and the costs related to employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation expense.
Our general and administrative expenses primarily include all office personnel costs and other miscellaneous expenses incurred by the operational headquarters as well as share-based compensation expenses and fees payable to certain Related Parties under a management agreement for providing business, organizational, strategic, financial and other advisory services.
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
The table below sets forth information relating to our acquisitions and disposals since our formation:

Transaction (Closing Date)	Transaction Value (In $ millions)	Rigs Purchased (1)	Rig Status at Acquisition	Rig Status as of December 31, 2024(2)
Hercules Acquisition (January 23, 2017)	$130.0	Premium jack-up rigs: 2	Warm stacked: 2	Under contract: 2
Transocean Transaction (May 31, 2017)	$1,240.5	Premium jack-up rigs: 6 Standard jack-up rigs: 4 Contracts for NB jack-up rigs: 5	Warm stacked: 7 Under legacy contract: 3 Under construction: 5	Under contract: 7 Disposed: 7 Warm stacked: 1
PPL Acquisition (October 6, 2017)	$1,300	Contracts for NB jack-up rigs: 9	Under construction: 9	Under contract: 8 Disposed: 1
Paragon Transaction (March 29, 2018)	$241.3	Premium jack-up rigs: 2 Standard jack-up rigs: 20 Semi-submersible: 1	Warm stacked:16 Under legacy contract: 7	Under contract: 2 Disposed: 21
Seatrium Acquisition (May 16, 2018)	$742.5	Contracts for NB jack-up rigs: 5	Under construction: 5	Under contract: 2 Disposed: 2 Warm stacked: 1
Seatrium Hull B378 Acquisition (March 29, 2019)	$122.1	Contract for a NB jack-up rig: 1	Under construction: 1	Warm stacked: 1

(1) NB denotes Newbuilding
(2) Jack-up rigs “Under Contract” include those rigs which are operating or being prepared or mobilized, or are otherwise awaiting the commencement of drilling operations under the relevant contract.
Acquisitions and Disposals
In September 2023, we entered into an agreement with Seatrium, to amend the Construction Contracts for the rigs “Vali” and “Var” and give notice to expedite their delivery dates, on a best efforts basis, to August 15, 2024 and November 15, 2024, respectively, in consideration for an additional payment of $12.5 million (“acceleration costs”) per rig on each respective delivery date. In August 2024, we took delivery of the "Vali" and in November 2024, we took delivery of the "Var" and paid the delivery installment of $159.9 million per rig.
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
Other Factors Affecting Results of Operations
In addition to the factors identified above, you should consider the following facts when evaluating our results of operations for the periods presented:
•Revenues: Our revenues are primarily affected by the number of jack-up rigs under contract from time to time and the dayrates we are able to charge our customers, which vary from time to time. To a significant extent, the dayrates we charge our customers depend on the market cycle of the jack-up drilling market at a given point in time. Historically, when oil prices decrease, capital spending and drilling activity decline, which leads to an oversupply of drilling rigs and reduced dayrates. Conversely, higher oil prices, increased capital spending and drilling activity and limited supply of drilling rigs have historically led to higher dayrates. In addition, the number of jack-up rigs under contract from time to time is affected by, among other factors, our relationships with new and existing customers and suppliers, which have grown substantially since our inception in 2016. Our revenues may also be affected by other situations, including when our jack-up rigs cease operations due to technical failures and other situations where we do not collect revenue from our customers. Our ability to keep our jack-up rigs operational when under contract is monitored by our Board and management with Technical Utilization statistics.

•Nature of Our Operating and General and Administrative Expenses: Our operating expenses in 2024 and 2023 reflect expenses relating to operating and non-operating rigs (e.g. costs relating to warm stacking of rigs). The nature of our operating expenses has shifted to include primarily expenses related to the ongoing operation of our jack-up rigs. In such case, our operating expenses will depend on various factors, including expenses related to operating our jack-up rigs, maintenance projects, downtime, weather and other operating factors. In addition, we incur direct, incremental general and administrative expenses as a result of our being a publicly traded company in the United States and (until our delisting from the Oslo Stock Exchange in December 2024) Norway, including costs associated with personnel for positions created as a result of our public company status, publishing annual and interim reports to shareholders, expenses relating to compliance with the rules and regulations of the SEC, listing standards of the NYSE and the costs of independent director compensation as well as professional and legal fees incurred in the ordinary course of business. On December 30, 2024, we delisted from the Oslo Stock Exchange and as such, we currently maintain a listing only on the NYSE.
•Financing Arrangements and Investments in Securities: The financial income and expenses reflected in our Audited Consolidated Financial Statements included herein may not be indicative of our future financial income and expenses and may, along with other line items related to our financing arrangements and historical financing arrangements detailed in the section entitled “Item 5.B. Liquidity and Capital Resources—Our Existing Indebtedness,” change as the number of our jack-up rigs under contract changes. As we took delivery of the newbuild rigs we had agreed to purchase, we financed a portion of the purchase price and thus our debt levels and finance expense increased. We refinanced substantially all of our debt in 2023 with the issuance of the Notes and issued additional Notes in 2024, and such issuances have significantly impacted our financing expenses. In addition, from time to time, we may make and hold investments in other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of jack-up rigs, subject to compliance with the covenants contained in certain of our financing arrangements which restrict such investments. We also may purchase and hold debt or other securities issued by other companies in the offshore drilling industry from time to time. These financial investments will impact our results of operations.

•Interest Rates and Derivative Values: Following the issuance of the Notes, all of our debt as of December 31, 2024 and 2023 is on fixed interest rates. However, under the RCF we entered to in November 2023, undrawn as of December 31, 2024 and 2023, the interest rate is determined with reference to SOFR plus a specified margin.
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

A.OPERATING RESULTS
Year ended December 31, 2024 compared to the year ended December 31, 2023
The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
(in $ millions)	2024	2023
Dayrate revenue	848.2	642.0
Bareboat charter revenue	90.8	—
Management contract revenue	36.6	—
Related party revenue	35.0	129.6
Operating revenues	1,010.6	771.6
Gain on disposals	0.4	0.6
Total operating expenses	(636.8)	(521.8)
Operating income	374.2	250.4
(Loss) / income from equity method investments	(1.2)	4.9
Total financial expenses, net	(232.7)	(199.2)
Income tax expense	(58.2)	(34.0)
Net income and total comprehensive income	82.1	22.1
The following table sets forth a reconciliation of net income to Adjusted EBITDA for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
(in $ millions)	2024	2023
Net income	82.1	22.1
Depreciation of non-current assets	131.2	117.4
Interest income	(6.4)	(4.9)
Interest expense	211.7	177.2
Foreign exchange loss, net	3.7	2.8
Other financial expenses	23.7	24.1
Income/(loss) from equity method investments	1.2	(4.9)
Income tax expense	58.2	34.0
Adjusted EBITDA	505.4	367.8
Adjusted EBITDA for the year ended December 31, 2023 has been recast as per the updated definition of Adjusted EBITDA. See "Non-GAAP Financial Measures".
Operating Revenues
Total operating revenues increased by $239.0 million to $1,010.6 million for the year ended December 31, 2024 compared to $771.6 million in 2023. The increase is a result of an increase in dayrate revenue of $206.2 million which was principally due to the following increases:
•$123.0 million increase due to an increase in average dayrates;
•$76.0 million increase due to an increase in the number of rigs in operation; and
•$21.3 million increase due to an increase in other revenue, which is primarily comprised of amortization of deferred mobilization and demobilization revenue and reimbursable revenue.

These increases were offset by a $14.1 million decrease due to a decrease in the number of operating days for the rigs that were already in operation during the year ended December 31, 2023.

The increase in total operating revenues includes the following increases:

•$90.8 million increase in bareboat charter revenue attributable to the execution of new fixed bareboat charger agreements for five of our rigs with an external party during the year ended December 31, 2024; and
•$36.6 million increase in management contract revenue attributable to the execution of new contract management agreements during the year ended December 31, 2024, pursuant to which we provide rig operation and maintenance support services for three of our rigs which are on bareboat contracts with an external party.

These increases were offset by a $94.6 million decrease in related party revenue which is driven by the fact that the five rigs earning bareboat charter revenue during the year ended December 31, 2024 were previously earning related party revenue for the same period in 2023.
Gain on Disposals
Gain on disposals was $0.4 million for the year ended December 31, 2024 compared to $0.6 million in 2023. In 2024 and 2023, the gain on disposals related to the sale of scrap assets.
Total Operating Expenses
Operating expenses include the following items:

	For the Year Ended December 31,
(in $ millions)	2024	2023
Rig operating and maintenance expenses	456.4	359.3
Depreciation of non-current assets	131.2	117.4
General and administrative expenses	49.2	45.1
Total operating expenses	636.8	521.8
Total operating expenses increased by $115.0 million to $636.8 million for the year ended December 31, 2024 compared to $521.8 million in 2023.
Rig operating and maintenance expenses increased by $97.1 million to $456.4 million for the year ended December 31, 2024 compared to $359.3 million in 2023. This was principally due to an increase in the number of rigs in operation as well as a result of the execution of new rig management contracts during the year ended December 31, 2024 pursuant to which we provide rig operational and maintenance support services for three of our rigs which are on bareboat contracts with an external party. The expenses associated with these three rigs were previously recognized in our equity method investment.
Depreciation of non-current assets increased by $13.8 million to $131.2 million for the year ended December 31, 2024 compared to $117.4 million in 2023. The increase is primarily a result of an increase of $7.6 million related to long-term maintenance projects primarily due to additions for the jack-up rigs "Prospector 1", "Odin", "Idun", "Natt" and "Ran" and fleet spares, and an increase of $5.8 million associated with the increase in the asset base primarily due to additions for the jack-up rigs "Arabia III", "Hild" and "Norve" and fleet spares.
General and administrative expenses increased by $4.1 million to $49.2 million for the year ended December 31, 2024 compared to $45.1 million in 2023. This was principally due to an increase of $3.5 million in personnel and associated personnel tax expense as well as various individually insignificant movements associated with general corporate activities, offset partially by a decrease of $0.3 million in share based compensation expense and social security expense associated with our employee share option plan.
(Loss) / Income from Equity Method Investments
(Loss) / income from equity method investments decreased by $6.1 million to a loss of $1.2 million for the year ended December 31, 2024 compared to income of $4.9 million in 2023. This was principally as a result of an increase of $9.5 million in net foreign exchange losses, partially offset by a decrease of $5.5 million in income tax expense.
Total Financial Expenses, net

Total financial expenses, net, include the following items:

	For the Year Ended December 31,
(in $ millions)	2024	2023
Interest income	(6.4)	(4.9)
Interest expenses	211.7	177.2
Other financial expenses, net	27.4	26.9
Total financial expenses, net	232.7	199.2
Total financial expenses, net increased by $33.5 million to $232.7 million for the year ended December 31, 2024 compared to $199.2 million in 2023.
Interest income increased by $1.5 million to $6.4 million for the year ended December 31, 2024 compared to $4.9 million in 2023. This was principally due to an increase in interest income from cash in bank accounts on term deposits.
Interest expenses increased by $34.5 million to $211.7 million for the year ended December 31, 2024 compared to $177.2 million in 2023. This was principally due to the following increases:
•$37.3 million increase in interest expense associated with the increase in the principal amount of debt outstanding due to the issuance of our Additional and Further Additional 2028 Notes and Additional 2030 Notes;
•$5.8 million increase in amortization of debt discounts; and
•$1.2 million increase in amortization of deferred finance charges.
These increases were offset by a $8.5 million decrease in net loss on debt extinguishment (no loss or gain on debt extinguishment for the year ended December 31, 2024) and a $1.3 million increase in amortization of debt premiums.
Other financial expenses, net, increased by $0.5 million to $27.4 million for the year ended December 31, 2024 compared to $26.9 million in 2023. This was principally due to the following increases:
•$2.3 million increase in relation to the premium paid on Convertible Bonds which the Company repurchased in March 2024;
•$1.9 million increase in relation to the RCF commitment fee;
•$0.9 million increase in foreign exchange losses; and
•$0.7 million increase in relation to various individually insignificant movements associated with financing activities.
These increases were offset by a $5.3 million decrease in yard cost cover expense following the delivery of the "Vali" in August 2024 and the "Var" in November 2024.
Income Tax Expense
Income tax expense increased by $24.2 million to $58.2 million for the year ended December 31, 2024 compared to $34.0 million in 2023. This is principally due to the following:

•$9.3 million increase due to the release of $16.5 million of valuation allowances on deferred tax assets for the year ended December 31, 2023 compared to $7.2 million for 2024;
•$8.9 million increase due to increased operations and profitability in West Africa;
•$7.7 million increase due to utilization of deferred tax assets; and
•$6.8 million increase due to the release of $9.5 million of uncertain tax positions in 2023 offset by $1.3 million of lower expenses related to uncertain tax positions and $1.4 million release in 2024.
These increases were offset by a $4.0 million decrease due to decreased withholding tax on bareboat revenues from Mexico and $0.6 million decrease due to decreased operations in Asia.
Year ended December 31, 2023 compared to the year ended December 31, 2022
For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects A. Operating Results – Year ended December 31, 2023, compared to the year ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 27, 2024.
B.LIQUIDITY AND CAPITAL RESOURCES

Short-Term Liquidity and Cash Requirements
Historically, we have met our liquidity needs principally from offerings of equity, convertible bonds and secured bonds, available funds under our financing arrangements and secured loan facilities, including revolving credit facilities, cash generated from operations, and sale of non-core assets.
Our primary uses of cash during the year ended December 31, 2024 were operating expenses, investing activities including capital expenditures mainly related to activations and re-activations of jack-up rigs and activations of newbuildings, and financing activities including repayment of debt, interest payments, cash distributions and share repurchases. Capital expenditures related to contract preparation, purchase and refurbishment of rig equipment, and other investments are highly dependent on how many jack-up rigs we activate or re-activate, which is in turn dependent on the number of contracts we are able to secure. We funded our 2024 capital expenditures and deferred costs using available cash and cash flows from operations and proceeds from debt financings. We expect our funding sources to be primarily using available cash and cash flows from operations, as well as potential debt and equity financings, although there is no assurance that future equity raises or debt financings will be available.
As of December 31, 2024, we had $61.6 million in cash and cash equivalents and $0.9 million in restricted cash.
Our funding and treasury activities are conducted within our established corporate policies and are intended to maximize investment returns in light of our liquidity requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in various currencies such as Central African CFA Francs, Malaysian Ringgit, Saudi Riyal, Mexican Pesos, United Arab Emirates Dirham, Thai Baht, Bruneian Dollar and Norwegian Kroner. We have not made use of derivative instruments.
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

Equity

As of December 31, 2024, our shares were listed on the NYSE. In October 2024, at a Special General Meeting of the Company, a resolution was passed to approve the delisting of the Company's common shares from the OSE, and to authorize the Board of Directors to take the necessary steps to implement the delisting, including filing an application with the OSE. The Company filed the delisting application with the OSE on October 2, 2024 which was approved by the OSE on November 1, 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024.
During the year ended December 31, 2023, in connection with the $250.0 million Convertible Bonds (see "Our Existing Indebtedness"), we entered into a share lending agreement with the intention of making up to 25,000,000 common shares available to lend to DNB for the purposes of allowing the holders of the $250.0 million Convertible Bonds to perform hedging activities on the Oslo Stock Exchange (see Note 26 - Stockholders' Equity). In connection with this arrangement, during the year ended December 31, 2023, we issued 25,000,000 shares at par value, which were repurchased into treasury.
As noted above, upon approval of Company's delisting application by the OSE, the last trading day of the Company's common shares on the OSE was December 30, 2024. Prior to the delisting, the Company sought consent from the bondholders of the Convertible Bonds to amend the bond terms so that effective from the delisting date, the bonds become convertible into shares listed on the NYSE (in lieu of shares listed on the OSE). In addition the Company sought consent from the bondholders to amend the terms of the share lending agreement so that no new or additional share loans be made available and that the aggregate number of shares available to be loaned under the share lending agreement be reduced to the number of shares on loan as at the delisting date.

As of December 31, 2024, 10,860,689 shares have been issued to DNB Markets by the Company under the share lending agreement for the purpose of allowing the Convertible Bond holders to perform hedging activities. For more information see Note 26 - Stockholders' Equity.
We did not have proceeds from share issuances during the year ended December 31, 2024. For details of the Company's equity offerings for the year ended December 31, 2023, see Note 26 - Stockholders' Equity of our Audited Consolidated Financial Statements included herein.
Long-Term Liquidity and Cash Requirements

Our long-term liquidity and cash requirements are primarily for funding our activation/re-activations, capital expenditures and repaying our debt and interest obligations. Sources of funding for our long-term requirements include cash from operations, refinancing of our existing financing arrangements and equity offerings.
Capital Expenditures Commitments

Historically, our primary commitments for capital expenditures historically related to our newbuild jack-up drilling rigs from Seatrium.
We acquired five newbuildings in connection with the Transocean Transaction, of which two rigs were delivered in 2018 ("Saga", "Skald"), one was sold in 2022 ("Tivar"), and the remaining two were delivered in 2024 ("Vali" and "Var"). We have completed payments for these rigs in November 2024 and have no remaining contracted installments with Seatrium.
As of December 31, 2024, we estimate our capital expenditures in the next twelve months relating to upcoming contracts and rig activations is approximately $50 million. This is based on known contracts as at December 31, 2024, in addition to potential rig activations for which management believes favorable contracting opportunities exist.
We had no off-balance sheet arrangements as of December 31, 2024, other than commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees towards third parties such as performance guarantees to customers as they relate to our drilling contracts. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. During the year ended December 31, 2024, we amended our facility with DNB Bank ASA to provide guarantees and letters of credit of up to $45.0 million collateralized by the same security that secures the Notes. As a result, no restricted cash is supporting bank guarantees as at December 31, 2024 and 2023.
Cash Flows
Our cash flows for the years ended December 31, 2024 and 2023 are presented below:

	For the Year Ended December 31,
(In $ millions)	2024	2023
Net cash provided by / (used in) operating activities	77.3	(50.7)
Net cash used in investing activities	(409.4)	(104.2)
Net cash provided by financing activities	292.0	139.0
Net change in cash and cash equivalents and restricted cash	(40.1)	(15.9)
Net cash provided by / (used in) operating activities
Net cash provided by operating activities was $77.3 million during the year ended December 31, 2024, compared to $50.7 million used in operations during the year ended December 31, 2023. The increase of $128.0 million was primarily due to an increase in average dayrates and associated cash receipts from contract drilling services and the timing of working capital movements offset in part by the cash expenditures for contract drilling services. Included within net cash provided by operating activities during the year ended December 31, 2024, are interest payments of $186.9 million and income tax payments of $55.2 million compared with interest payments of $217.4 million and income tax payments of $38.2 million during the year ended December 31, 2023.
Net cash used in investing activities

Net cash used in investing activities of $409.4 million for the year ended December 31, 2024 is comprised of:

•$354.1 million in additions to newbuildings pertaining to "Vali" and "Var" primarily as a result of the $159.9 million final installment payment for each of the rigs;
•$54.8 million in additions to jack-up rigs primarily as a result of special periodic survey and long-term maintenance, primarily for the jack-up rigs "Prospector 1", "Idun", "Prospector 5", "Gerd", "Arabia III", "Mist" and "Hild"; and
•$0.5 million in purchases of property, plant and equipment.
Net cash used in investing activities of $104.2 million for the year ended December 31, 2023 is comprised of:

•$111.2 million in additions to jack-up rigs primarily as a result of activation and reactivation, primarily for the jack-up rigs "Arabia III", "Hild", "Arabia I" and "Arabia II";
•$1.5 million in purchases of property, plant and equipment; and
•$1.3 million in additions to newbuildings pertaining to "Vali" and "Var".

This was partially offset by $9.8 million in net distributions from our equity method investments as a result of the return of previous shareholder funding.
Net cash provided by financing activities
Net cash provided by financing activities of $292.0 million for the year ended December 31, 2024 is comprised of:

•$201.4 million proceeds, net of transaction costs, from our Additional 2028 Notes issued in March 2024;
•$150.6 million proceeds, net of transaction costs, from our Further Additional 2028 Notes issued in August 2024;
•$175.6 million proceeds, net of transaction costs, from our Additional 2030 Notes issued in November 2024;
•$125.0 million net proceeds from the temporary drawdown of our RCF due to the timing between the delivery of the jack-up rig '"Vali" and the receipt of the proceeds from our Further Additional 2028 Notes issued in August 2024 and the timing between the delivery of the jack-up rig '"Var" and the receipt of the proceeds from our Additional 2030 Notes issued in November 2024;
•$19.4 million proceeds related to pass through accrued interest from our Additional 2028 Notes, Further Additional 2028 Notes and Additional 2030 Notes issued during 2024; and
•$2.3 million proceeds from the exercise of share options.
This was partially offset by the repayment of debt, including repayment of the drawing under our RCF, of $286.1 million, cash distributions paid of $76.3 million and share repurchases of $19.9 million. The repayment of debt of $286.1 million is comprised of the following:
•$125.0 million related to our RCF;
•$100.3 million related to our Senior Secured Notes due in 2028;
•$30.8 million related to Senior Secured Notes due in 2030;
•$19.4 million related to proceeds related to pass through accrued interest from our Additional 2028 Notes, Further Additional 2028 Notes and Additional 2030 Notes issued during 2024; and
•$10.6 million associated with the repurchase of our Convertible Bonds in March 2024
Net cash provided by financing activities of $139.0 million for the year ended December 31, 2023 is comprised of:

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
This was partially offset by the repayment of debt of $1,800.6 million and the purchase of treasury shares of $0.7 million. The repayment of debt of $1,800.6 million is comprised of the following:
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
Our Existing Indebtedness
As of December 31, 2024, we had total outstanding borrowings, gross of capitalized borrowing costs, debt discounts and debt premiums of $2,179.6 million, most of which is secured by, among other things, 23 of our rigs.
Our indebtedness as of December 31, 2024 includes our:
•$1,279.6 million principal amount of Notes due in 2028;
•$660.6 million principal amount of Notes due in 2030; and
•$239.4 million principal amount of Convertible Bonds due in 2028
The Company also has a $195.0 million Super Senior Credit Facility, comprised of a $150 million RCF and a $45 million Guarantee Facility, which, together with our Notes, is also secured by 23 of our rigs. As of December 31, 2024, $42.9 million was drawn under the Guarantee Facility, and the $150 million RCF was undrawn.
Senior Secured Note due in 2028 and 2030

On November 7, 2023, the Company's wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued (i) $1,540.0 million in aggregate principal amount of senior secured notes, consisting of $1,025.0 million principal amount of senior secured notes due in 2028 issued at a price of 97.750% of par, raising proceeds of $1,001.9 million, bearing a coupon of 10% per annum (the "2028 Notes") and (ii) $515.0 million principal amount of senior secured notes due in 2030 issued at a price of 97.000% of par, raising proceeds of $499.5 million, bearing a coupon of 10.375% per annum (the "2030 Notes" and, together with the 2028 Notes, the "Notes"). The 2028 Notes mature on November 15, 2028 and the 2030 Notes mature on November 15, 2030, and interest and amortization on the Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2024.

In March 2024 and August 2024 the Company issued the Additional 2028 Notes and the Further Additional 2028 Notes under the same terms and conditions as the $1,025.0 million notes issued in November 2023. The Additional 2028 Notes were issued at a price equal to 102.5% plus accrued interest, raising gross proceeds of $211.9 million. The Further Additional 2028 Notes were issued at a price equal to 102.5% plus accrued interest, raising gross proceeds of $157.5 million.

In November 2024, the Company issued the Additional 2030 Notes under the same terms and conditions as the $515.0 million notes issued in November 2023. The Additional 2030 Notes were issued at a price equal to 102.5% of par plus accrued interest, raising gross proceeds of $188.1 million.
Super Senior Credit Facility

In November 2023, the Company entered into a $180.0 million Super Senior Revolving Credit Facility, comprised of a $150.0 million Revolving Credit Facility and a $30.0 million Guarantee Facility. In August 2024, the Company increased the $30.0 million Guarantee Facility to $45.0 million, bringing the total Super Senior Revolving Credit Facility to $195.0 million.
Unsecured Convertible Bonds Due in 2028
In February 2023, we raised $250.0 million gross proceeds through the issuance of Convertible Bonds due 2028. The Convertible Bonds bear interest at 5.00% per annum payable semi-annually and had an initial conversion price of $ 7.3471 per share, convertible into 34,027,031 common shares.

In March 2024, we repurchased $10.6 million principal amount of Convertible Bonds. The Company and its subsidiaries may from time to time further repurchase or otherwise trade in their own debt (including the Notes and the Convertible Bonds) in open market transactions, privately negotiated or otherwise.

Following the payment of a $0.05 per share cash distribution in each of January and March 2024, as well as the payment of a $0.10 per share cash distribution in each of June and August 2024, the adjusted conversion price for the convertible bonds is $7.0249 per share, with the current outstanding principal amount of the Convertible Bonds convertible into 34,078,777 shares.

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
As of December 31, 2024, we were in compliance with all our covenants under our various loan agreements.
See Note 19 - Debt of our Audited Consolidated Financial Statements included herein for additional information on our borrowings as of December 31, 2024.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.
D.TREND INFORMATION
Offshore Drilling Market
The offshore drilling industry has seen contracting activity and dayrates increase into 2024. In the first quarter of 2024, driven by a desire to halt oil production expansion plans, Saudi Aramco, which remains one of the largest customers for offshore drilling rigs, began suspending jack-up rig contracts. In total, Saudi Aramco has suspended the contracts of over thirty jack-up rigs, many of which have entered the global competitive jack-up rig supply. In addition, Pemex, another large customer for jack-up rigs, announced various rig suspensions commencing late 2024. The impact of the Saudi Aramco suspensions, coupled with recent Pemex suspensions, has had a near-term adverse impact on dayrates.
We remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.
With a global competitive jack-up rig utilization of approximately 91% in February 2025 based on industry reports (such as S&P Global), which represents an increase of approximately 7% from December 31, 2021, we remain optimistic that the offshore drilling market will improve in the foreseeable future, predicated on continued strength in the demand for hydrocarbons. As of February 2025, there are 295 modern jack-ups contracted, representing an increase of approximately 58 units as compared to recent lows in late 2020. This number is only 15 units lower than the recent highs of 310 last seen in March 2024, prior to the Saudi Aramco suspensions taking effect. During the same period, the number of standard jack-ups contracted has shrunk by approximately 17 units, confirming our view of a continued market bifurcation and operators’ preference for modern rigs.
Despite lower demand in Saudi Arabia and Mexico in the near-term, global demand is expected to rise over the longer term and gradually absorb the excess supply caused by rig suspensions. Growth in rig supply is also anticipated to be restrained. Currently, there are approximately 10 available newbuild rigs under construction. We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and due to increasing supply chain pressures which impact construction. The order book of new rigs as a percentage of the current jack-up fleet has reached a 20-year record low and stands at approximately 2%. Only a single jack-up rig has been ordered in the last three years, however this is being built for a specific Saudi Aramco contract by ARO Drilling (a Joint Venture between Saudi Aramco and Valaris Limited). The purchase price for this rig is approximately $300 million (Valaris Limited/ARO Drilling).
We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. Nonetheless, the global energy demand may increase over the coming decades, and in this case we expect offshore oil and gas will continue to play an important and sustainable role in meeting this demand for the foreseeable future.

E.CRITICAL ACCOUNTING ESTIMATES

We prepare our Audited Consolidated Financial Statements in accordance with accounting principles generally accepted in the United Stated of America, which require us to make significant judgements and estimates that are important to our financial position and results of operations. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities. Actual results may differ from these estimates.
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
In assessing the recoverability of our jack-up rigs' carrying amounts, we make assumptions regarding estimated cash flows. If the total of the undiscounted cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over their respective fair values. Two critical assumptions, utilization and dayrate revenues, are key assumptions utilized in determining the estimated cash flows and are highly market dependent. Other assumptions include estimates in respect of residual or scrap values, operating and maintenance expenses and capital expenditures.
The sensitivity analysis has been performed based on changes in utilization and dayrate revenue critical assumptions on the consolidated jack-up rig and newbuild fleet:
•5% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.
•10% decrease to both utilization and dayrate revenue critical assumptions would not result in impairment charges.

(In $ millions)	Cash Flow Headroom	Impairment Charge
5% decrease to utilization and dayrate revenue	6,125.9	—
10% decrease to utilization and dayrate revenue	4,410.7	—
As of December 31, 2024 and 2023, the carrying amount of our jack-up rigs and newbuildings was $2,823.2 million and $2,583.7 million, respectively. No impairment related to recoverability of our remaining jack-up rigs' carrying amounts was recognized during the years ended December 31, 2024 and 2023.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	62	Chairman of our Board of Directors and Director
Alexandra Kate Blankenship	60	Director, Audit Committee Chairperson and Compensation Committee Chairperson
Jeffrey R. Currie	58	Director and Nominating and Governance Committee Member
Neil Glass	63	Director, Audit Committee Member and Chair of Nominating and Governance Committee
Dan Rabun	70	Director and Compensation Committee Member
Mi Hong Yoon	54	Director and Company Secretary
Patrick Schorn	56	Director and Chief Executive Officer, Borr Drilling Management DMCC
Magnus Vaaler	41	Chief Financial Officer, Borr Drilling Management AS
Biographies
Certain biographical information about each of our Directors and executive officers is set forth below:

Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder. He served as the Chairman of the Board from August 2017 until September 2019 and was appointed Chairman of the Board again in February 2022. Mr. Trøim is the founder and sole shareholder of Magni Partners and is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the UK. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries serving in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a director of Seatankers Management Co. Ltd., from 1995 until September 2014 and was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. During his employment period for Seatankers, Mr. Troim also held executive positions in affiliated companies. This included being CEO for Seadrill Ltd., Frontline Ltd., Golar LNG., and Ship Finance Ltd. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. Other directorships and management positions include Magni Partners (Bermuda) Limited (Founding Partner), Stolt-Nielsen Limited (Director), Magni Sports AS (Director) and Golar LNG Limited (Chairman).

Alexandra Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019 and serves as Chair of our Compensation Committee. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd in 1994 until October 2005. Among other positions, she has served on the board of numerous publicly listed companies, including as Director and Audit Committee Chairperson of North Atlantic Drilling Ltd. from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd. from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, 2020 Bulkers Ltd from 2019 to 2024, Ship Finance International Limited from 2003 to 2018, Eagle Bulk Shipping Inc from 2023 to 2024, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018. Mrs. Blankenship also serves as a Director of International Seaways Inc.
Jeffrey R. Currie has served as a Director on our Board and a member of the Nominating and Governance Committee since October 16, 2023. Mr. Currie is a Chief Strategy Officer of Energy Pathways at The Carlyle Group since February 2024, after his retirement from Goldman Sachs, after working there for 27 years. During his last 15 years he was a Partner and the Global Head of Commodities Research where he was tasked with conducting research on commodity market dynamics, investment strategies, and asset allocation. Mr. Currie is the Chairman of the Advisory Board of The University of Chicago’s Energy Policy Institute and serves on the board of Abaxx Technologies Inc. since October 2, 2023. He also held roles as the European Co-Head of Economics, Commodities and Strategy Research between 2010 and 2012. Prior to joining Goldman Sachs, Mr. Currie taught undergraduate and graduate level courses in microeconomics and econometrics at The University of Chicago and served as the associate editor of Resource and Energy Economics. Mr. Currie also worked as a consulting economist, specializing in energy and other microeconomic issues, and has advised many government agencies. Mr. Currie is a graduate of Pepperdine University, holds a Master of Arts (Economics) and earned a PhD in Economics from The University of Chicago in 1996.
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
Daniel Rabun has served as a Director on our Board and a member of the Compensation Committee since April 2023. Mr. Rabun joined Ensco plc in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco plc’s Chief Executive Officer from January 1, 2007 and was elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco plc as President and Chief Executive Officer in May 2014 and as Chairman in May 2015. Mr. Rabun serves as a Director of Golar LNG Ltd since February 2015 and was appointed Chairman from September 2015 to September 2017. He also serves on the Audit Committee, Compensation Committee and Nominating Committee. Mr. Rabun has also served as a non-executive director of ChampionX Corporation (“ChampionX”) since 2018, currently is the non-executive Chairman and member of the Compensation Committee, Chairman of the Corporate Governance Committee and Nomination Committee of ChampionX. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He has been a US Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University. He has also served on the Board of Directors of APA Corporation

(formerly known as Apache Corporation) as a non-executive director from May 2015 to May 2024, where he was a member of the Corporate Responsibility, Governance and Nominating Committee and the Audit Committee.
Mi Hong Yoon joined the Company as a Director on our Board and as our Company Secretary on March 1, 2022. Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She has extensive international legal and regulatory experience and is responsible for the corporate governance and compliance of the Company. Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held several director positions over the years. Current directorships and management positions include Golar LNG Ltd. (Company Secretary), Himalaya Shipping Ltd. (Director and Company Secretary), Bruton Limited (Director and Secretary) and 2020 Bulkers Ltd. (Company Secretary).
Patrick Schorn has served as Director since October 2023 and has been serving as the Chief Executive Officer of Borr Drilling since September 2020, after serving as a Director since January 2018. Mr. Schorn was previously the Executive Vice President of Wells for Schlumberger Limited. Prior to this role, he held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger Limited in 1991 as a Stimulation Engineer in Europe and has held various management and engineering positions in France, United States, Russia, US Gulf of Mexico and Latin America. Mr. Schorn is also a director of Bruton Ltd. Mr. Schorn holds a Bachelor of Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands.
Magnus Vaaler became the Chief Financial Officer of the Company in December 2020, previously serving as the VP Investor Relations and Treasury. Mr. Vaaler has been working in the Company’s Finance department since January 2018 with Treasury, Finance and Investor relations. Mr. Vaaler brings many years of finance, oil and offshore industry experience from three years as VP Finance at Offshore Merchant Partners, a portfolio company of Hitecvision, and seven years as Treasurer and VP Finance at Frontline Ltd., listed on the NYSE and the OSE. Mr. Vaaler holds a Bachelor of Commerce degree from University College Dublin.
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
B.COMPENSATION
During the year ended December 31, 2024, we paid our Directors and executive officers aggregate compensation (including bonuses) of $5.8 million. In addition during the year ended December 31, 2024 we recognized an expense of $4.3 million relating to stock options, restricted stock units (RSUs) and performance stock units granted to certain of our Directors and executive officers and immaterial costs related to the provision of pension, retirement or similar benefits to one executive officer, as our remaining executive officer has chosen to opt out of the Company pension scheme.

See "Item 6.E. Share Ownership" for share compensation paid to executive officers during the year ended December 31, 2024.

C.BOARD PRACTICES
The Company is subject to Bermudian law regarding corporate governance. Our Board currently consists of seven Directors. A Director is not required to hold any shares in our Company by way of qualification. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of the interest at a meeting of our Directors. Subject to declaring the interest and any further disclosure required by the Companies Acts, a Director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he or she may be interested therein, and if he or she does so, their vote shall be counted and may be counted in the quorum at any meeting of our Directors at which any such contract or proposed contract or arrangement is considered. The Directors may exercise all of our powers to borrow money, mortgage our undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.
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
Independence of directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including this NYSE requirement. As permitted under Bermuda law and our bye-laws, four members of our Board, Mrs. Alexandra Kate Blankenship, Mr. Neil Glass, Mr. Jeffrey Currie, and Mr. Dan Rabun are independent according to the NYSE’s standards for independence.
Board Committees
We have three board committees, being an audit committee, a nominating and governance committee and a compensation committee.
Audit committee
The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom must be independent. Additionally, at least one member of the audit committee must have accounting or related financial management expertise. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including the requirement to have three members on the audit committee. Consistent with our status as a foreign private issuer and the customary practice of the jurisdiction of our incorporation, our audit committee currently consists of two members, Mrs. Alexandra Kate Blankenship and Mr. Neil Glass, who are both independent under US securities laws and NYSE standards and who both qualify as an audit committee financial expert ("ACFE") under SEC regulations relating to audit committees. Under our audit committee charter, the audit committee is responsible for overseeing the audits of the Company's financial statements, overseeing the quality and integrity of our external financial reporting, the nomination, engagement (following approval of the appointment of the auditor by the shareholders at the annual general meeting), appointment, compensation and oversight of our external auditors, reviewing, evaluating and advising the Board concerning the adequacy of our accounting systems, internal controls, compliance with legal and regulatory requirements and cybersecurity oversight.
Compensation committee
The NYSE requires, among other things, that a listed U.S. company have a compensation committee composed entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a compensation committee currently consisting of Mrs. Alexandra Kate Blankenship and Mr. Dan Rabun, who are independent Directors according to NYSE's standards for independence. The compensation committee is responsible for establishing general compensation guidelines and policies for executive employees. The compensation committee determines the compensation and other terms of employment for executive employees (including salary, bonus, equity participation, benefits and severance terms) and reviews, from time to time, our compensation strategy and compensation levels in order to ensure we are able to attract, retain and motivate executives and other employees. The compensation committee is also responsible for approving any equity incentive plans or arrangements and any guidelines or policies for the grant of equity incentives thereunder to our employees. It oversees and periodically reviews all annual bonuses, long-term incentive plans, stock options, incentive-based compensation recoupment policy, employee pension and welfare benefit plans and also reviews and makes recommendations to the Board regarding the compensation of Directors for their services to the Board.
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
D.EMPLOYEES
Employees

The table below presents our employees and contractors by function:

	As at December 31,
	2024	2023	2022
Rig Based	2,375	2,544	2,236
Shore Based	344	325	268
Total	2,719	2,869	2,504

Company Employees	2,087	1,884	1,504
Contractors	632	985	1,000
Total	2,719	2,869	2,504
These employees and contractors have extensive technical, operational and management experience in the jack-up segment of the shallow-water offshore drilling industry. The increase in the number of Company employees in the year ended December 31, 2024 is primarily a result of our shift in employment strategy in addition to the delivery and activations of our newbuildings. The decrease in the number of contractors is also a result of our shift in employment strategy and conversion to direct hires.
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
The table below presents our employees and contractors by function as of December 31, 2024:

	Company Employees	Contractors	Total
Rig-based	1,770	605	2,375
Shore-based	317	27	344
Total	2,087	632	2,719
We seek to employ national employees and contractors wherever possible in the markets in which our rigs operate. This enables us to strengthen customer and governmental relationships, particularly with NOCs, and results in a more competitive cost base as well as relatively lower employee turnover.
E.SHARE OWNERSHIP
The following table sets forth information as of March 17, 2025 with respect to the beneficial ownership of our common shares, share options and restricted share units ("RSUs") by:
•each of our Directors and executive officers; and
•all of our Directors and executive officers as a group
The calculations in the table below are based on 244,926,821 common shares outstanding as of March 17, 2025. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Director of Officer	Common Shares Owned	Ownership (%)	Number of Options	Exercise Price ($) (1)	Option Expiry Date	Number of RSUs	RSU Vesting Date
Tor Olav Trøim (2)(3)	17,744,941	7.2%	—	—	—	27,322	September 30, 2025
Alexandra Kate Blankenship (3)	247,553	*	—	—	—	27,322	September 30, 2025
Neil Glass (3)	187,680	*	—	—	—	27,322	September 30, 2025
Dan Rabun (3)	22,556	*	—	—	—	27,322	September 30, 2025
Jeffrey Currie (3)	22,556	*	—	—	—	27,322	September 30, 2025
Patrick Schorn	1,100,000	*	1,200,000	1.66	August 12, 2026	N/A	N/A
Patrick Schorn (4)	—	*	333,334	3.66	September 1, 2027	N/A	N/A
Patrick Schorn (4)	—	*	333,333	4.41	September 1, 2027	N/A	N/A
Patrick Schorn (4)	—	*	333,333	5.16	September 1, 2027	N/A	N/A
Patrick Schorn (3)(4)	—	*	—	—	—	500,000	December 31, 2025
Patrick Schorn (3)(4)	—	*	—	—	—	250,000	December 31, 2026
Magnus Vaaler	75,000	*	550,000	1.66	August 12, 2026	N/A	N/A
Magnus Vaaler	—	*	133,334	3.66	September 1, 2027	N/A	N/A
Magnus Vaaler	—	*	133,333	4.41	September 1, 2027	N/A	N/A
Magnus Vaaler	—	*	133,333	5.16	September 1, 2027	N/A	N/A
Magnus Vaaler	—	*	300,000	6.31	November 17, 2028	N/A	N/A
Magnus Vaaler (5)	—	*	225,000	6.64	August 15, 2029	N/A	N/A
Total Directors and Officers	19,400,286	7.92%	3,675,000			886,610
(*) Represents ownership of less than 1% of our outstanding shares.
(1) Exercise prices are presented net of cash distributions declared.
(2) Represents shares owned by Drew Holding Ltd. which based on the Schedule 13G/A filed on January 30, 2025, is wholly owned by Drew Trust, a non-discretionary trust in which Tor Olav Trøim is the beneficiary.

(3) The following RSUs were granted during the year ended December 31, 2024.

(4) In addition to the shares owned and share options granted, Patrick Schorn was awarded 500,000 performance stock units in 2022 and 250,000 performance stock units in 2024. See below for additional disclosures.

(5) The following options were granted during the year ended December 31, 2024.
Long-term Incentive Program
We have adopted a long-term incentive plan and have authorized the issuance of up to 15,987,000 options pursuant to awards under our long-term incentive program. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of any of our subsidiaries are eligible to participate in our long-term incentive plan. The purpose of our long-term incentive program is to align the long-term financial interests of our employees and Directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our long-term incentive plan permits the issuance of our shares.
The long-term incentive plan is based on the granting of options to subscribe to new securities. Such options are typically granted with a term of five years. The Board has the authority to set the subscription price, vesting periods and the terms of the options. No consideration is paid by the recipients for the options. When an individual ceases to be eligible to retain options, for example by leaving the group, unvested options lapse. Vested options must, under the same circumstances, be exercised within a certain period after the termination date. For further details on share options please refer to Note 22 - Share Based Compensation of our Audited Consolidated Financial Statements included herein.
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

On May 30, 2024, Patrick Schorn was awarded a further 250,000 performance stock units that will vest in full on December 31, 2026, subject to achieving certain performance criteria linked to the Company's total shareholder return performance in comparison to a certain set of industry peers, in addition to Patrick Schorn's continued service.
Restricted Share Units
On May 30, 2024 the Company issued 750,000 RSUs to Patrick Schorn of which 500,000 RSU's will vest in full on December 31, 2025 and 250,000 will vest on December 31, 2026. The award is conditional upon remaining as an executive of the Company at the date of vesting.
On November 6, 2024 the Company issued 27,322 RSUs to five of our Directors, each, which will vest in full on September 30, 2025 and are conditional upon continuing to serve as a Director of the Company at the date of vesting.
Treasury shares
During the year ended December 31, 2024 we issued 112,780 of our treasury shares to various of our Directors in settlement of RSUs granted in 2023 and which vested in September 2024. See above and “Item 6.B. Compensation”. Of the total treasury shares held at December 31, 2024, we held 5,014,259 treasury shares which may be used for issuances under our long-term incentive program and for other purposes including issuance of shares to Directors as part of their annual compensation.
F.DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
Except as specifically noted, the following table sets forth information as of March 17, 2025 with respect to the beneficial ownership of our common shares by each person known to us to own beneficially more than 5% of our total common shares.

	Common Shares (1)
Owner	Number	Percentage
Granular Capital Ltd (2)	45,165,830	18.4%
Capital International Investors (3)	22,416,406	9.2%
The Goldman Sachs Group, Inc. (4)	21,059,984	8.6%
Drew Holdings Ltd. (5)	17,744,941	7.2%
Orbis Investment Management Limited (6)	14,345,123	5.9%
BlackRock, Inc. (7)	14,239,234	5.8%
JPMorgan Chase & Co (8)	14,076,560	5.7%
Cobas Asset Management, SGIIC, S.A. (9)	12,573,101	5.1%
(1) The calculations in the table above are based on 244,926,821 common shares outstanding as of March 17, 2025.
(2) Based solely on information contained in a Schedule 13G filed on November 25, 2024 by Granular Capital Ltd.

(3) Based solely on information contained in a Schedule 13G filed on November 14, 2024 by Capital International Investors.
(4) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by The Goldman Sachs Group, Inc on December 27, 2024.
(5) Represents shares owned by Drew Holding Ltd which based on Schedule 13G/A filed on January 30, 2025, is wholly owned by Drew Trust, a non-discretionary trust in which Tor Olav Trøim is the beneficiary.
(6) Based solely on information contained in a Schedule 13G filed on February 14, 2025 by Orbis Investment Management Limited.
(7) Based solely on information contained in a Schedule 13G filed on February 5, 2025 by Blackrock, Inc.
(8) This information is based solely on the Oslo Stock Exchange mandatory notification of trades by JPMorgan Chase & Co on December 23, 2024.
(9) Based solely on information contained in a Schedule 13G filed on March 10, 2025 by Cobas Asset Management, SGIIC, S.A.
To our knowledge, as of March 17, 2025, a total of 244,926,821 shares are held by 2 record holders in the United States, including Cede & Co., as nominee for the Depository Trust Company, which is the holder of record of our shares that are traded on the NYSE..
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the section entitled “Item 10.B. Our Memorandum of Association and Bye-Laws” for historical changes in our shareholding structure.
B.RELATED PARTY TRANSACTIONS
Related party transactions that we were party to for the years ended December 31, 2024, 2023 and 2022 are described in Note 25 - Related Party Transactions of our Audited Consolidated Financial Statements included herein.
Other Relationships
Director participation in equity offering
Some Directors and executive officers of the Company participated in the equity offerings that closed on January 31, 2022, August 25, 2022 and October 24, 2023 on the same terms as other participants.
In addition, Drew Holding Ltd. which is wholly owned by Drew Trust, a non-discretionary trust in which one of our directors, Tor Olav Trøim, is the beneficiary, acquired 400,000 shares in March 2024 and 1,500,000 shares in November 2024.
The following Directors have received shares as part of their compensation in 2024:

Name of Director	December 13, 2024(1)
Tor Olav Trøim	22,556
Alexandra Kate Blankenship	22,556
Neil Glass	22,556
Dan Rabun	22,556
Jeffrey Currie	22,556
Total	112,780

(1) Shares received as settlement of RSU's which formed part of director compensation for the period of November 17, 2023 to September 30, 2024.
For further details of our shares issued as compensation to Directors see Note 26 - Stockholders' Equity of our Audited Consolidated Financial Statements included therein.

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
Dividends/cash distribution policy

Our long-term objective is to pay regular dividends/cash distributions in support of our main objective which is to provide significant returns to our shareholders. The level of our dividends/cash distributions will be guided by current earnings, market prospects, capital expenditure requirements and investment opportunities.

Any future dividends/cash distributions declared will be at the discretion of our Board of Directors and will depend upon our financial condition, earnings and other factors, such as any restrictions in our financing arrangements. Our ability to declare dividends/cash distributions is also regulated by Bermuda law, which prohibits us from paying dividends/cash distributions if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and equity method investments through which we conduct our operations, our ability to pay dividends/cash distributions depends on our subsidiaries and equity method investments distributing to us their earnings and cash flows. Some of our debt instruments, including restrictions in the indenture governing the Notes, limit us from making certain distributions.
B.SIGNIFICANT CHANGES
There have been no significant changes since the date of our Audited Consolidated Financial Statements included in this report, other than as described in Note 27 - Subsequent Events of our Audited Consolidated Financial Statements included herein.
ITEM 9. THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS
Our common shares are listed on the New York Stock Exchange under the symbol “BORR.”
Please see “Item 10.B. Memorandum and Articles of Association” for a description of the rights attaching to our common shares.
B.PLAN OF DISTRIBUTION
Not applicable.
C.MARKETS
Our shares are listed on the New York Stock Exchange under the symbol “BORR”
D.SELLING SHAREHOLDERS
Not applicable.

E.DILUTION
Not applicable.
F.EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM AND ARTICLES OF ASSOCIATION
We are an exempted company limited by shares incorporated in Bermuda and our corporate affairs are governed by our Memorandum and Bye-Laws, the Companies Act and the common law of Bermuda.
Our Memorandum of Association and Bye-Laws
The Memorandum of the Company is incorporated by reference as Exhibit 1.1 of this Annual Report.
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
Dividends/Cash Distributions
As a Bermuda exempted company limited by shares, we are subject to Bermuda law relating to the payment of dividends/cash distributions. We may not pay any dividends/cash distributions if, at the time the dividend/cash distribution is declared or at the time the dividend/cash distribution is paid, there are reasonable grounds for believing that, after giving effect to that payment:
•we will not be able to pay our liabilities as they fall due; or
•the realizable value of our assets is less than our liabilities.
In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries, our ability to pay any dividends/cash distributions to shareholders will depend on our subsidiaries’ distributing to us their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries’ ability to make distributions to us and our ability to make distributions to our shareholders.
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
The quorum at any annual general shareholder or special meeting is equal to at least two shareholders, present in person or by proxy, and entitled to vote (whatever the number of shares held by them) and any questions proposed for consideration at any general or special meeting are decided on by a simple majority of votes cast, except where a greater majority is required by the Companies Act or our Bye-Laws specifically impose special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (75%) or an amalgamation or merger transaction in which case a simple majority of votes cast and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy 33.33% of the issued shares of the Company (or the class, where applicable) under our Bye-Laws.
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
Bermuda Taxation
We are not currently subject to taxation under the laws of Bermuda. However, we note that the Bermuda Corporate Income Tax Act 2023 ("Corporate Income Tax Act") was enacted on December 27, 2023 and came into effect on January 1, 2025.

Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of EUR 750 million (equivalent) or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year (“Bermuda Constituent Entity Group”). We expect to be in scope of the tax in 2026.

Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable on a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Corporate Income Tax Act (foreign tax credits).
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
We had received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacted legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax would not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. The Corporate Income Tax Act overrides (explained below) previous assurances given under the Exempted Undertakings Tax Protection Act 1966 with the result that Borr Drilling will be in scope of Bermuda corporate income tax for 2026 onwards if the revenue threshold continues to be met.
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
The assurance remains applicable to other taxes that may be introduced in Bermuda. It is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.
U.S. Federal Income Tax Considerations
The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares by U.S. Holders (as defined below) that hold our common shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the IRS, administrative pronouncements, court decisions and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS would not take, or a court would not sustain, a contrary position.
This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, or investors subject to special tax rules (including, for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, dealers in securities or foreign currency, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders who are not U.S. Holders, U.S. expatriates, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their common shares pursuant to any employee share option or otherwise as compensation, investors that hold their common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes or investors who have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift tax or alternative minimum tax considerations, or the Medicare tax on net investment income.
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

Individual and other non-corporate U.S. Holders may be subject to tax at the lower capital gains rate applicable to “qualified dividend income,” provided that certain requirements are met, including that (i) they are eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or our common shares are treated as readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our common shares are listed on the New York Stock Exchange, so our common shares are expected to be readily tradable, although there can be no assurance in this regard.

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
Based upon our income and assets, including goodwill and other unbooked intangibles, we believe we were not a PFIC for our most recent taxable year ended December 31, 2024, and we do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. In making this determination, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and because our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. No assurance can be given that the composition of our income or assets will not change in a manner that could make us a PFIC in the future. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
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
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. While we furnish proxy statements to shareholders, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. Our executive officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. As a foreign private issuer, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with regulation FD, which restricts the selective disclosure of material information. Our audited financial statements are prepared in accordance with U.S. GAAP.
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
Interest Rate Risk
As of December 31, 2024, all of our debt obligations are on fixed interest rates, therefore we are currently not exposed to the impact of interest rate changes. Under our RCF, undrawn as of December 31, 2024, we are exposed to the impact of interest rate changes as we are required to make interest payments based on SOFR plus associated margins. Significant increases in interest rates could adversely affect our future results of operations and cash flows should we elect to drawdown on this facility.
We may utilize derivative instruments to manage interest rate risk in the future, but we are not engaged in derivative transactions for speculative or trading purposes.
For disclosure of the fair value of our debt obligations outstanding as of December 31, 2024, refer to Note 24 - Financial Instruments of our Audited Consolidated Financial Statements included herein.
Foreign Currency Risk
The majority of our transactions are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses incurred associated with our international operations. This risk primarily pertains to our rig operating and maintenance expenses and our general and administrative expenses, which includes transactions denominated in primarily Mexican Pesos, British Pounds, Saudi Riyal, Central African CFA Francs, Thai Baht, United Arab Emirates Dirham, Malaysian Ringgit, Euros, Singaporean Dollars and Norwegian Kroner. We do not have any non-U.S. dollar debt and thus are not exposed to currency risk related to debt.

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
The net foreign currency exchange impact resulting from our international operations has not historically had a material impact on our operating results with a foreign exchange loss of $3.7 million for the year ended December 31, 2024 recognized within "Other financial expenses, net" in our Consolidated Statements of Operations.
For the year ended December 31, 2024, a hypothetical ten percent adverse change in the exchange rates against the U.S. dollar would result in an increase of $19.3 million in our rig operating and maintenance expenses and general and administrative expenses, combined. The sensitivity analysis is based on an average ten percent increase in all foreign exchange currencies applied against the foreign currency transactions for the period thereby assuming foreign exchange rates change in a parallel manner, and assumes unchanged market conditions other than exchange rates, such as volatility and interest rates. For this reason, it is purely indicative.
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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.
Management’s Report on Internal Control over Financial Reporting
Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets, that could have a material effect on the financial statements.
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the criteria established in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.
The Company’s independent registered public accounting firm has issued an attestation report on management's assessment of the effectiveness of the Company’s internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, a United Kingdom entity ("PwC UK"), an independent registered public accounting firm, as stated in their report which appears on page F-2 of our consolidated financial statements included herein.
Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Based on the qualifications and relevant experience described in "Item 6.A. Directors and Senior Management", our board of Directors has determined that Mrs. Alexandra Kate Blankenship and Mr. Neil Glass each qualify as an audit committee financial expert as defined in Item 16A. of Form 20-F under the Exchange Act and are independent in accordance with SEC rule 10A-3 pursuant to Section 10A of the Securities Exchange Act of 1934 and NYSE listed company independence requirements applicable to audit committee members.
ITEM 16B.CODE OF ETHICS
Our Board has established a code of business conduct and ethics applicable to our employees, directors and officers. Any waiver of this code may be made only by our Board and is required to be promptly disclosed pursuant to applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our code of business conduct and ethics is publicly available on our website at www.borrdrilling.com and is reviewed on an annual basis. We will provide any persons, free of charge, a copy of our code of ethics upon written request to our registered office.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees and services
Effective from their appointment at the Annual General Meeting on September 17, 2019, the Company's shareholders approved the engagement of PwC UK, as the Company's independent registered public accounting firm.
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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PwC UK and other member firms within the PwC network for the years ended December 31, 2024 and 2023:

	Year ended December 31,
(In millions of $)	2024	2023
Audit fees(1)	1.4	1.6
Audit-related fees(2)	0.3	0.7
Tax fees(3)	0.1	0.2
Total	1.8	2.5
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
(2) Audit-related fees for the year ended December 31, 2024, principally related to fees in connection with the review of our quarterly 6-K filings whereas audit-related fees for the year ended December 31, 2023 principally related to fees in connection with the review of our quarterly 6-K filings, fees associated with our debt re-financing and fees in connection with our ATM program.
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
Details of shares repurchased under our approved share purchase program during the year ended December 31, 2024:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (1)	Approximate value of shares that may yet be purchased under the plans or programs
November 1 to November 30, 2024	2,466,281	$4.06	2,466,281	$89,213,221
December 1 to December 31, 2024	2,620,505	$3.75	2,620,505	$79,377,869
Total	5,086,786	$3.90	5,086,786	$79,377,869

(1) On December 8, 2023, the Board approved a share repurchase program for a total amount of $100.0 million.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable
ITEM 16G.CORPORATE GOVERNANCE
Pursuant to Section 303A.11 of the NYSE listing standards, as a foreign private issuer, we are permitted to follow our home country (Bermuda) practices in lieu of certain NYSE corporate governance requirements.
Set forth below is a brief summary of the significant differences between our corporate governance practices and those required to be followed by U.S. domestic companies under NYSE rules.

Audit Committee. NYSE listing standards require, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. Our audit committee consists of two independent Directors, Alexandra Kate Blankenship and Neil Glass. Our audit committee complies with Rule 10A-3 under the Securities Exchange Act of 1934, and Bermuda law.
Shareholder Approval Requirements. NYSE listing standards require that a listed U.S. company obtain prior shareholder approval for (i) issuances of shares exceeding 20% of the number of shares or voting power outstanding, issuances of shares to certain related parties or entities in which a related party has an interest or approval of equity compensation plans or material revisions thereto, or (ii) the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our bye-laws, we do not seek such shareholder approval prior to such issuances or approval of equity compensation plans or material revisions thereto.
ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.
ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
ITEM 16J.     INSIDER TRADING POLICIES
We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, board members, employees (full and part-time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards.
A copy of our Insider Trading Policy is included as Exhibit 11.1 to this Annual Report on Form 20-F.
ITEM 16K.     CYBERSECURITY
Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program designed to safeguard the confidentiality, integrity, and availability of systems, data, and applications. Our cybersecurity risk management program includes processes and controls designed to assess, identify, and manage cybersecurity risks, which is integrated into our overall enterprise risk management system and processes.
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
Based on the information we have, we do not believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition during 2024. However, the scope and impact of any future incident cannot be predicted. See “Item 3D – Risk Factors” for more information on cybersecurity risks.
Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. The Board has delegated the oversight of cybersecurity risk management program to management through the ISMS Forum. The ISMS Forum conducts periodic reviews to assess the performance of our ISMS as part of the ISO/IEC 27001 standards and actively participates in these reviews, where cybersecurity risks and metrics are evaluated amongst other strategic considerations. This approach is intended to ensure that management is actively involved in all matters related to cyber security and is making risk-based decisions.
The ISMS Forum provides updates on a quarterly basis to the Board of Directors on key components of our program and our cybersecurity risks and updates the Board, as necessary, regarding any material cybersecurity incidents.
Our IT organization, which is headed by our IT Director and a member of the ISMS Forum, is responsible for assessing and managing material risks from cybersecurity threats. Our IT Director has over 20 years of IT operational, tactical and strategical experience including IT infrastructure library and ISO 27001 with over 10 years being in the offshore drilling industry. Our IT organization cooperates with a third-party cybersecurity partner who provides IT services and support. Our IT organization has primary responsibility for our prevention, detection, mitigation, and remediation of our cybersecurity incidents and our overall cybersecurity risk management program and is supported by a trusted cybersecurity partner. Our IT organization has members with over 15 years of experience in the areas of information security, digital transformation, and enterprise risk management across multiple industries.
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

4.1#*
Indenture, dated November 7, 2023, among Borr IHC Limited, the Company and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee, The Bank of New York Mellon, London Branch, as paying agent and Wilmington Trust (London) Limited, as security agent (incorporated by reference from Exhibit 4.13 of the Company’s Form 6-K filed with the SEC on November 16, 2023)

4.2#**
First Supplemental Indenture, dated September 27, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

4.3#**
Second Supplemental Indenture, dated October 14, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

4.4#**
Third Supplemental Indenture, dated November 8, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

4.5#**
Fourth Supplemental Indenture, dated December 18, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

4.6#**
Fifth Supplemental Indenture, dated January 7, 2025, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

4.7#*
Revolving Credit Facility, dated November 7, 2023, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, DNB Bank ASA and Citibank N.A., Jersey Branch (as original lenders), DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent) (incorporated by reference from Exhibit 4.14 of the Company’s Form 6-K filed with the SEC on November 16, 2023)

4.8#**
Amendment Agreement to Revolving Credit Facility, dated July 30, 2024, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent)

Exhibit Number	Description of Document
4.9*
Bond Terms for Borr Drilling Limited $250,000,000 5% Senior Unsecured Convertible Bonds 2023/2028 (incorporated by reference from Exhibit 4.10 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

4.10#**	Amendment and Restatement Agreement for the Bond Terms of Borr Drilling Limited $250,000,000 5% Senior Unsecured Convertible Bonds 2023/2028.

8.1**	List of Subsidiaries of Borr Drilling Limited.

11.1**	Insider Trading Policy

12.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1**	Consent of PricewaterhouseCoopers LLP - Independent Registered Public Accounting Firm

97.1*	Compensation (Clawback) Recovery Policy (incorporated by reference from Exhibit 9.7 of the Company's Annual Report on Form 20-F for the year ended December 31, 2023)

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.
#	Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private and confidential. The omissions have been indicated by Asterisks (“[***]”).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler

Date: March 25, 2025	Title:	Principal Financial Officer

BORR DRILLING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Borr Drilling Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Borr Drilling Limited and its subsidiaries (the “Company”) as of December 31, 2024 and December 31, 2023, and the related consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Jack-up drilling rigs impairment assessment

As described in Notes 2 and 14 to the consolidated financial statements, the carrying amount of the Company’s jack-up drilling rigs as of December 31, 2024, was $2,823.2 million. Management uses judgment in considering if events or changes in circumstances indicate that the carrying amount of jack-up drilling rigs may not be recoverable. When indicators are present, management determines recoverability by comparing the carrying amount of an asset to the estimated undiscounted cash flows of the asset. If the total of the undiscounted cash flows is less than the carrying amount, an impairment loss is recognized as the difference between the carrying amount of the asset and its fair value. In determining estimated cash flows, utilization and dayrate revenues are significant assumptions. Management concluded that indicators of impairment existed for thirteen jack-up rigs and performed a recoverability assessment, however no impairment loss was recognized during the year ended December 31, 2024, as the estimated undiscounted cash flows were higher than the carrying amounts of the associated jack-up rigs.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment and development of recoverability estimates. These procedures also included, among others, (i) evaluating the appropriateness and completeness of management’s judgments for determining whether indicators of impairment existed; (ii) testing management’s process for developing the jack-up rigs recoverability assessment; (iii) evaluating the appropriateness of the model used by management; (iv) testing the completeness and accuracy of underlying data in the model; and (v) evaluating the reasonableness of significant assumptions related to expected future utilization and dayrate revenues used in the estimated undiscounted cash flows. Evaluating management’s assumptions related to future utilization and dayrate revenues involved evaluating whether the assumptions used by management were reasonable considering past performance of the jack-up drilling rigs, contracted future revenues, macroeconomic conditions, industry forecasts, and management’s historical forecasting accuracy.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
March 25, 2025
We have served as the Company’s auditor since 2019.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In $ millions, except per share data)	Notes	2024	2023	2022
Operating revenues
Dayrate revenue	4	848.2	642.0	358.7
Bareboat charter revenue	4,15	90.8	—	—
Management contract revenue	4	36.6	—	—
Related party revenue	4,25	35.0	129.6	85.1
Total operating revenues		1,010.6	771.6	443.8

Gain on disposals	6	0.4	0.6	4.2

Operating expenses
Rig operating and maintenance expenses		(456.4)	(359.3)	(264.9)
Depreciation of non-current assets	14	(131.2)	(117.4)	(116.5)
Impairment of non-current assets	13,14	—	—	(131.7)
General and administrative expenses		(49.2)	(45.1)	(36.8)
Total operating expenses		(636.8)	(521.8)	(549.9)

Operating income / (loss)		374.2	250.4	(101.9)

Other non-operating income		—	—	2.0
(Loss) / income from equity method investments	7	(1.2)	4.9	1.2

Financial income (expenses), net
Interest income		6.4	4.9	5.4
Interest expense	8	(211.7)	(177.2)	(139.2)
Other financial expenses, net	9	(27.4)	(26.9)	(41.9)
Total financial expenses, net		(232.7)	(199.2)	(175.7)

Income / (loss) before income taxes		140.3	56.1	(274.4)

Income tax expense	10	(58.2)	(34.0)	(18.4)
Net income / (loss) attributable to stockholders of Borr Drilling Limited		82.1	22.1	(292.8)

Income / (loss) per share
Basic income / (loss) per share	11	0.33	0.09	(1.64)
Diluted income / (loss) per share	11	0.32	0.09	(1.64)
Weighted-average shares outstanding, basic	11	250,891,106	244,270,405	178,404,637
Weighted-average shares outstanding, diluted	11	254,464,295	248,150,614	178,404,637
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In $ millions)	Notes	2024	2023	2022
Net income / (loss)		82.1	22.1	(292.8)
Other comprehensive income		—	—	—
Total comprehensive income / (loss)		82.1	22.1	(292.8)

Comprehensive income / (loss) attributable to:
Stockholders of Borr Drilling Limited		82.1	22.1	(292.8)
Total comprehensive income / (loss)		82.1	22.1	(292.8)
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2023

(In $ millions, except per share data)	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents		61.6	102.5
Restricted cash		0.9	0.1
Trade receivables, net		184.3	56.2
Prepaid expenses		8.4	11.0
Deferred mobilization and contract preparation cost	5	40.6	39.4
Accrued revenue	5	107.7	73.7
Due from related parties	25	85.1	95.0
Other current assets	12	28.0	32.0
Total current assets		516.6	409.9
Non-current assets
Property, plant and equipment		2.8	3.5
Newbuildings	13	—	5.4
Jack-up drilling rigs, net	14	2,823.2	2,578.3
Equity method investments	7	14.5	15.7
Other non-current assets	16	62.5	67.3
Total non-current assets		2,903.0	2,670.2
Total assets		3,419.6	3,080.1
Liabilities and equity
Current liabilities
Trade payables		81.6	35.5
Accrued expenses	17	68.0	77.0
Short-term accrued interest and other items		30.6	42.3
Short-term debt	19	118.1	82.9
Short-term deferred mobilization, demobilization and other revenue	5	27.1	59.5
Other current liabilities	18	84.2	63.2
Total current liabilities		409.6	360.4
Non-current liabilities
Long-term debt	19	1,992.5	1,618.8
Long-term deferred mobilization, demobilization and other revenue	5	21.0	56.6
Other non-current liabilities		3.2	5.8
Onerous contracts	20	—	54.5
Total non-current liabilities		2,016.7	1,735.7
Total liabilities		2,426.3	2,096.1
Commitments and contingencies	21
Stockholders’ equity
Share Capital - Common shares of par value $0.10 per share: authorized 315,000,000 (2023: 315,000,000), issued 264,080,391 (2023: 264,080,391) and outstanding 244,926,821 (2023: 252,582,036) shares	26	26.5	26.5
Treasury shares		(20.9)	(8.9)
Additional paid in capital		340.8	337.2
Contributed surplus		1,923.7	1,988.1
Accumulated deficit		(1,276.8)	(1,358.9)
Total equity		993.3	984.0
Total liabilities and equity		3,419.6	3,080.1
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In $ millions)	Notes	2024	2023	2022
Cash flows from operating activities
Net income / (loss)		82.1	22.1	(292.8)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based and directors' compensation	22	9.1	5.6	2.6
Depreciation of non-current assets	14	131.2	117.4	116.5
Impairment of non-current assets	14	—	—	131.7
Amortization of deferred mobilization and contract preparation costs		55.7	44.6	36.7
Amortization of deferred mobilization, demobilization and other revenue		(96.9)	(61.9)	(22.1)
Gain on disposal of assets	6	(0.4)	(0.6)	(4.2)
Amortization of debt discount	8	6.8	1.0	—
Amortization of debt premium	8	(1.3)	—	—
Amortization of deferred finance charges	8	11.5	21.3	7.9
Bank commitment, guarantee and other fees		—	(2.9)	15.7
Effective interest rate adjustments		—	(19.7)	2.8
Loss / (income) from equity method investments	7	1.2	(4.9)	(1.2)
Deferred income tax	10	0.7	(16.5)	(2.1)
Change in assets and liabilities
Amounts due from related parties		4.0	(29.4)	(17.0)
Accrued expenses		(8.9)	2.1	89.8
Accrued interest		(5.4)	(66.1)	(35.8)
Other current and non-current assets		(218.2)	(107.7)	(139.2)
Other current and non-current liabilities		106.1	44.9	173.2
Net cash provided by / (used in) operating activities		77.3	(50.7)	62.5

Cash flows from investing activities
Purchase of property, plant and equipment		(0.5)	(1.5)	(1.8)
Proceeds from sale of fixed assets	6	—	—	0.7
Repayment of loan from equity method investments	7	—	9.8	—
Additions to newbuildings		(354.1)	(1.3)	—
Additions to jack-up drilling rigs		(54.8)	(111.2)	(81.5)
Net cash used in investing activities		(409.4)	(104.2)	(82.6)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	26	—	58.1	298.1
Repayment of debt (1)	19	(286.1)	(1,800.6)	(355.5)
Cash distributions paid	26	(76.3)	—	—
Debt proceeds, gross of premium / (net of discount) and issuance costs	19	672.0	1,881.5	150.0
Purchase of treasury shares	26	(19.9)	(0.8)	—
Proceeds from exercise of share options		2.3	0.8	—
Net cash provided by financing activities		292.0	139.0	92.6

Net (decrease) / increase in cash, cash equivalents and restricted cash		(40.1)	(15.9)	72.5
Cash, cash equivalents and restricted cash at beginning of the year		102.6	118.5	46.0
Cash, cash equivalents and restricted cash at end of the year		62.5	102.6	118.5
(1) Included in repayment of debt is the redemption premium on the amortization payments made on our Senior Secured Notes due in 2028 and 2030.

Supplementary disclosure of cash flow information

(In $ millions)	2024	2023	2022
Interest paid	(186.9)	(217.4)	(83.9)
Income taxes paid	(55.2)	(38.2)	(16.2)
Non-cash offset of trade receivables and jack-up rigs	(9.3)	—	—
Non-cash offset of debt and jack-up rigs	—	—	(87.0)
Non-cash offset of accrued interest and jack-up rigs	—	—	(33.0)
Issuance of debt as non-cash settlement of financing fee	—	—	8.2

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(In $ millions)	2024	2023	2022	2021
Cash and cash equivalents	61.6	102.5	108.0	34.9
Restricted cash	0.9	0.1	2.5	3.3
Non-current restricted cash	—	—	8.0	7.8
Total cash and cash equivalents and restricted cash	62.5	102.6	118.5	46.0
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In $ millions, except share numbers)	Number of Outstanding Shares	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity
Consolidated balance at January 1, 2022	136,811,842	13.8	(13.7)	1,978.0	—	(1,088.2)	889.9
Issue of common shares	92,046,404	9.2	—	304.6	—	—	313.8
Equity issuance costs	—	—	—	(15.7)	—	—	(15.7)
Stock based compensation	90,822	—	3.9	(1.3)	—	—	2.6
Shares cancelled	(981)	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(292.8)	(292.8)
Consolidated balance at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issue of common shares	23,260,063	3.5	(1.2)	59.0	—	—	61.3
Equity issuance costs	—	—	—	(1.7)	—	—	(1.7)
Repurchase of treasury shares	(125,000)	—	(0.8)	—	—	—	(0.8)
Convertible debt issuance cost	—	—	—	10.9	—	—	10.9
Reduction in share premium / APIC	—	—	—	(2,000.0)	2,000.0	—	—
Stock based compensation	498,886	—	2.9	3.4	—	—	6.3
Distributions to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	22.1	22.1
Consolidated balance at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	(3,582,581)	—	(0.4)	0.4	—	—	—
Repurchase of treasury shares	(5,086,786)	—	(19.9)	—	—	—	(19.9)
Stock based compensation	1,014,152	—	8.3	3.2	—	—	11.5
Distributions to shareholders	—	—	—	—	(64.4)	—	(64.4)
Total comprehensive income	—	—	—	—	—	82.1	82.1
Consolidated balance at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the New York Stock Exchange ("NYSE") under the ticker “BORR” and we were listed on the Oslo Stock Exchange ("OSE") until December 30, 2024. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths of approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of December 31, 2024, we had 24 premium jack-up rigs.
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
The audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Amounts are presented in United States Dollars (“U.S. dollar or $”) rounded to the nearest million, unless otherwise stated.

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
The Company recognizes revenues earned in relation to contract management agreements where we provide rig operational and maintenance support services to third parties based either on a cost-plus or dayrate basis. Such consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as the Company performs the services.
The Company recognizes revenues earned in relation to certain bareboat charter agreements where we lease our owned rigs to third parties based on fixed daily rates, which range from operating rates to stand-by rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities performed during the contract. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and may include the blending of rates when a contract has fixed daily rates that change over the firm term of the contract. Such fixed daily rate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as the Company performs the services.
The Company recognizes reimbursement revenues and the corresponding costs, gross, at a point in time, as the Company provides the customer-requested goods and services, when such reimbursable costs are incurred while performing drilling operations. Reimbursable revenues are recognized in “Dayrate revenue” in the Consolidated Statement of Operations.
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
Related party revenue
a.Management and services revenue: We provided corporate support services, secondment of personnel and management services to our equity method investments under management and service agreements. The revenue for these services is based on costs incurred in the period, inclusive of an appropriate margin and is recognized under related party revenue in our Consolidated Statement of Operations. The associated costs are included within total operating expenses in our Consolidated Statements of Operations.
b.Bareboat revenue: We leased rigs on bareboat charters to our Equity Method Investments, Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”). We expected lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigned the bareboat a value over the lease term equivalent to residual earnings after operating expenses and other fees. We, as a lessor, did not recognize a lease asset or liability on our balance sheet at the time of the formation of the entities nor as a result of the lease. Revenue was recognized under "Related party revenue" in our Consolidated Statements of Operations.
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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets may not be recoverable. If such events or changes in circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over the respective fair values, based on the discounted cash flows. In this assessment of recoverability, we apply a variety of valuation methods, incorporating income, market and cost approaches. We may weight the approaches under certain circumstances. Our estimate of fair value generally requires us to use significant unobservable inputs, representative of Level 3 fair value measurements, including assumptions regarding long-term future performance of our asset groups, such as projected revenues and costs, dayrates, utilization and residual values. These projections involve uncertainties that rely on assumptions about demand for our services and future market conditions.

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
Investments in equity method investments are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate that the fair value may be below the carrying value of our investment. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period in "Income / (loss) from equity method investments" in the Consolidated Statements of Operations.
Income taxes
Borr Drilling Limited is a Bermuda company that has a number of subsidiaries, affiliates and branches in various jurisdictions, a number of which have evolving tax laws. On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 ("Corporate Income Tax Act") which introduces a 15% income tax from January 1, 2025. This is consistent with the Global Anti-Base Erosion Model Rules (Pillar 2) published by the Organization for Economic Co-operation and Development (“OECD”) and it overrides previous assurances of tax exemption in Bermuda until 2035. Based on the Corporate Income Tax Act, the Company and its Bermuda subsidiaries will not be subject to Bermuda income tax until such time as Borr achieves consolidated global revenues of USD equivalent of EUR 750 million or more in two of the preceding four fiscal years. This means that under current tax legislation, Bermuda income tax will be applicable to the Company at the same time Pillar 2 becomes applicable to Borr globally. This is expected to be from January 1, 2026. Certain subsidiaries, affiliates and branches operate in other jurisdictions where withholding taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.
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
Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected in the Consolidated Balance Sheets. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including assumptions regarding where our jack-up rigs are expected to be deployed, the expected contracting dayrate, as well as other assumptions related to our future tax position. Only firm contracts are taken into account for these assessments. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.
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
Investment in marketable equity securities
Investment in marketable equity securities with readily determinable fair values are measured at fair value each reporting period with the related gains and losses, including unrealized, recognized in “Other financial expenses, net” in the Consolidated Statements of Operations.
We classify our investment in marketable equity securities as current assets because the securities are available to be sold to meet liquidity needs if necessary, even if it is not the intention to dispose of the securities in the next twelve months.
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
Newbuildings
Jack-up rigs under construction are capitalized, classified as newbuildings and presented as non-current assets. All costs directly incurred in connection with the construction of newbuildings are capitalized, including allocations of interest incurred during periods that our newbuildings are under construction. Costs incurred to place an asset into service are capitalized, including costs related to the initial mobilization of a newbuild jack-up rig. We do not recognize depreciation on our jack-up rigs under construction.
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
We applied the following assumptions and judgments in accounting for our leases.
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
Segment reporting
A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker ("CODM") (our Board of Directors), and which are subject to risks and rewards that are different from those of other segments. We have identified one reportable segment: our dayrate segment.
Note 3 - Recently Issued Accounting Standards
Adoption of new accounting standards
In June 2022, the Financial Accounting Standards Board ("FASB") issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and require the following disclosures for equity securities subject to contractual sale restrictions: 1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet; 2) the nature and remaining duration of the restriction(s) and 3) the circumstances that could cause a lapse in the restriction(s). These amendments are effective for the Company from January 1, 2024. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In March 2023, the FASB issued ASU 2023-01 Leases (Topic 842): Common Control Arrangements. The amendments provide a practical expedient for private companies and not-for-profit entities that are not conduit bond obligors to use the written terms and conditions of a common control arrangement to determine whether a lease exists and, if so, the classification of and accounting for that lease. If no written terms and conditions exist (including in situations in which an entity does not document existing unwritten terms and conditions in writing upon transition to the practical expedient), an entity is prohibited from applying the practical expedient and must evaluate the enforceable terms and conditions to apply Topic 842. Also, the amendments require that leasehold improvements associated with common control leases be: 1) amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. However, if the lessor obtained the right to control the use of the underlying asset through a lease with another entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group; and 2) accounted for as a transfer between entities under common control through an adjustment to equity (or net assets for not-for-profit entities) if, and when, the lessee no longer controls the use of the underlying asset. Additionally, those leasehold improvements are subject to the impairment guidance in Topic 360, Property, Plant, and Equipment. These amendments are effective for the Company from January 1, 2024. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.
In March 2023, the FASB issued ASU 2023-02 Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force). The amendments permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of income tax expense (benefit). These amendments are effective for the Company from January 1, 2024. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures.

In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update: 1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss; 2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; 3) require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; 4) clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements; 5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources; 6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. These amendments are effective for the Company for annual periods beginning from January 1, 2024 and interim periods beginning January 1, 2025. Our updated disclosures are included in Note 4 - Segments.
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
(2) reduce diversity in practice.
	To reduce diversity in practice and provide decision-useful information to a joint venture’s investors, the Board decided to require that a joint venture apply a new basis of accounting upon formation, resulting in a joint venture, upon formation, being required to recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance).	January 1, 2025	No material impact expected
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	The amendments in this Update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items.
	The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant.	January 1, 2025	Impact to our related disclosures expected

ASU 2024-01: Compensation—Stock Compensation (Topic 718)	The amendments in this Update improve GAAP by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. The fact patterns in the illustrative example focus on the scope conditions in paragraph 718-10-15-3. The illustrative example is intended to reduce (1) complexity in determining whether a profits interest award is subject to the guidance in Topic 718 and (2) existing diversity in practice.	January 1, 2025	No material impact expected
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	The amendments in this Update require disclosure, in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:
(1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption;
(2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements;
(3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and
(4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.
	An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information.	January 1, 2027	Impact to our related disclosures expected
ASU 2024-04: Debt—Debt with Conversion and Other Options (Subtopic 470-20)	The amendments in this Update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. An entity should assess whether this criterion is satisfied as of the date the inducement offer is accepted by the holder. If, when applying this criterion, the convertible debt instrument had been exchanged or modified (without being deemed substantially different) within the one-year period leading up to the offer acceptance date, an entity should compare the terms provided in the inducement offer with the terms that existed one year before the offer acceptance date. The amendments do not change the other criteria that are required to be satisfied to account for a settlement transaction as an induced conversion. The amendments in this Update also make additional clarifications to assist stakeholders in applying the guidance.	January 1, 2026	Under evaluation
The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Audited Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Segments
During 2024, Perfomex and Opex agreed to terminate the DTSAs for the five jack-up rigs, "Grid", "Gersemi", "Galar", "Odin" and "Njord" operating under our Mexico JV structure. The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates, the Company entered into new fixed rate bareboat charter agreements for the five jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" with an unrelated party (see Note 7 - Equity Method Investments). In light of these changes, the information provided to our CODM, the Board of Directors, was adapted to reflect the updated operational structure. As a result, we view our operations and manage our business as a single operating segment, using Operating income/(loss) as presented in our Consolidated Statements of Operations. The significant segment expense categories regularly provided to our CODM include our Rig operating and maintenance expenses and our General and administrative expenses, as presented on our Consolidated Statements of Operations. Other segment items included in our Operating income/(loss) include Gain on disposals, Depreciation of non-current assets, and Impairment of non-current assets
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.

The following presents our revenues by geographic area:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Latin America (1)	289.6	191.2	95.9
South East Asia	285.9	233.0	154.5
Middle East	210.9	147.8	37.7
West Africa	187.8	168.6	106.9
Europe	36.4	31.0	48.8
Total	1,010.6	771.6	443.8
The following presents the net book value of our jack-up rigs by geographic area:

	As of December 31,
(In $ millions)	2024	2023
Latin America (1)	961.0	815.4
South East Asia	809.9	673.4
West Africa	434.8	444.8
Middle East	366.6	553.0
Europe	250.9	91.7
Total	2,823.2	2,578.3
(1) Latin America covers Mexico and Brazil. As of December 31, 2023, all of our jack-up rigs in this category were located in Mexico. For the years ended December 31, 2024, 2023 and 2022, all revenues generated in Latin America were generated in Mexico.
Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenue or operating profits generated by such assets during the associated periods.
Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	For the Years Ended December 31,
(In % of operating revenues)	2024	2023	2022
Saudi Arabian Oil Company	14%	14%	4%
Eni S.p.A	13%	14%	10%
PTT Exploration and Production Public Company Limited	12%	5%	11%
Perfomex	3%	17%	14%
Total	42%	50%	39%
Note 5 - Contracts with Customers
Contract Assets and Liabilities

When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.

Deferred mobilization, demobilization and contract preparation revenue includes revenues received for rig mobilization as well as preparation and upgrade activities, in addition to demobilization revenues expected to be received upon contract commencement and other lump-sum revenues relating to the firm periods of our contracts. These revenues are allocated to the overall performance obligation and recognized on a straight-line basis over the initial firm term of the contracts.

The following presents our contract assets and liabilities from our contracts with customers:

	As of December 31,
(In $ millions)	2024	2023

Accrued revenue (1)	107.7	73.7
Current contract assets	107.7	73.7

Non-current accrued revenue (2)	1.5	2.3
Non-current contract assets	1.5	2.3
Total contract assets	109.2	76.0

Current deferred mobilization, demobilization and contract preparation revenue	(27.1)	(59.5)
Current contract liability	(27.1)	(59.5)

Non-current deferred mobilization, demobilization and contract preparation revenue	(21.0)	(56.6)
Non-current contract liability	(21.0)	(56.6)
Total contract liability	(48.1)	(116.1)

(1) Accrued revenue includes $20.4 million ($7.3 million as of December 31, 2023) related to the current portion of blended rate revenue, $1.0 million ($1.1 million as of December 31, 2023) pertaining to the current portion of deferred demobilization revenue and nil ($1.2 million as of December 31, 2023) related to the current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts.
(2) Non-current accrued revenue includes $1.5 million ($1.5 million as of December 31, 2023) pertaining to the non-current portion of deferred demobilization revenue and nil ($0.8 million as of December 31, 2023) related to non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts. Non-current accrued revenue is included in "Other non-current assets" in our Consolidated Balance Sheets (see Note 16 - Other Non-Current Assets).
Total movement in our contract assets and contract liabilities balances during the years ended December 31, 2024 and 2023 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2022	61.2	126.0
Performance obligations satisfied during the reporting period	62.6	—
Amortization of revenue	—	(61.9)
Unbilled demobilization revenue	0.4	—
Unbilled variable rate revenue	11.9	—
Performance obligations to be satisfied over time	—	0.4
Cash received, excluding amounts recognized as revenue	—	51.6
Amount invoiced against the contract asset balance	(60.1)	—
Balance as of December 31, 2023	76.0	116.1
Performance obligations satisfied during the reporting period	94.1	—
Amortization of revenue	—	(96.9)
Unbilled demobilization revenue	(0.1)	—
Unbilled mobilization revenue	0.6	—
Unbilled variable rate revenue	13.1	—
Performance obligations to be satisfied over time	—	(0.1)
Cash received, excluding amounts recognized as revenue	—	29.0
Amount invoiced against the contract asset balance	(74.5)	—
Balance as of December 31, 2024	109.2	48.1
Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time, under the output method.

	For the years ended December 31,
(In $ millions)	2024	2023	2022
Over time	978.0	743.0	418.6
Point in time	32.6	28.6	25.2
Total	1,010.6	771.6	443.8
Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows as at December 31, 2024:

	For the years ending December 31,
(In $ millions)	2025	2026	2027	2028 onwards
Dayrate revenue	882.2	266.7	111.0	102.5
Other revenue (1)	46.4	25.4	14.7	13.9
Total	928.6	292.1	125.7	116.4

(1) Other revenue represents lump sum revenue associated with contract preparation and mobilization and is recognized ratably over the initial firm term of the associated contract in "Dayrate revenue" in the Consolidated Statements of Operations.

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

	As of December 31,
(In $ millions)	2024	2023
Current deferred mobilization and contract preparation costs	40.6	39.4
Non-current deferred mobilization and contract preparation costs (1)	39.5	42.6
Total deferred mobilization and contract preparation asset	80.1	82.0

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Consolidated Balance Sheets (see Note 16 - Other Non-Current Assets).
For the year ended December 31, 2024, total deferred mobilization and contract preparation costs decreased by $1.9 million, as a result of additional deferred costs of $53.8 million primarily relating to the contract preparation and mobilization costs of the rigs "Arabia I", "Vali", "Gerd", "Hild", "Idun", "Thor" and "Ran", offset by amortization of $55.7 million.

For the year ended December 31, 2023, total deferred mobilization and contract preparation costs increased by $26.5 million, as a result of additional deferred costs of $71.1 million primarily relating to the contract preparation and mobilization costs of the rigs "Arabia III", "Hild", "Gerd", "Ran", "Arabia I", "Arabia II" and "Saga", offset by amortization of $44.6 million.
Note 6 - Gain on Disposals
We recognized the following gain on disposal for the year ended December 31, 2024:

	Year Ended December 31, 2024
(in $ millions)	Net proceeds	Book value on disposal	Gain on disposal
Rig Related Equipment	0.4	—	0.4
Total	0.4	0.0	0.4
We recognized the following gain on disposal for the year ended December 31, 2023:

	Year Ended December 31, 2023
(in $ millions)	Net proceeds	Book value on disposal	Gain on disposal
Rig Related Equipment	0.6	—	0.6
Total	0.6	0.0	0.6
We recognized the following loss and gain on disposals for the year ended December 31, 2022:

	Year Ended December 31, 2022
(in $ millions)	Net proceeds	Book value on disposal	(Loss) / gain on disposal
Gyme (1)	119.5	119.7	(0.2)
Newbuildings (2)	11.3	7.6	3.7
Rig Related Equipment	0.7	—	0.7
Total	131.5	127.3	4.2
(1) Of the proceeds from the sale of the "Gyme", $87.0 million was used to directly repay the outstanding debt and back-end fee with PPL pertaining to the Gyme, and $33.0 million was used to directly repay accrued interest associated with the "Gyme" and the eight other rigs financed by PPL.
(2) Net proceeds from the sale were used to directly settle certain liabilities and future commitments with Seatrium New Energy Limited (formerly known as Keppel FELS Limited), pertaining to the rigs "Tivar", "Huldra" and "Heidrun".

Note 7 - Equity Method Investments

We hold a 51% equity ownership interest in Perfomex and Perfomex II, two Mexico-based joint ventures. We previously provided five jack-up rigs on bareboat charters to these joint ventures. These joint ventures previously provided dayrate drilling services to Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”), which both provide integrated well services to Petróleos Mexicanos (“Pemex”). Opex and Akal are wholly owned by Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”), a fully owned subsidiary of Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”). CME owns the remaining 49% interest in our joint ventures, Perfomex and Perfomex II.

Effective January 1, 2024, Perfomex and Opex agreed to terminate the Drilling and Technical Services Agreements ("DTSAs") for the jack-up rigs "Grid" and "Gersemi" which triggered a termination fee payable by Opex to Perfomex of $14 million, or $7 million per Borr jack-up rig operated by Perfomex. Effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord" which triggered a further termination fee payable by Opex to Perfomex of $21 million, or $7 million per Borr jack-up rig. The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates referenced above, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" with Irish Energy Drilling Assets, DAC ("Irco"). The new bareboat charter agreements remain in effect until December 31, 2025.

In addition, effective January 1, 2024, Perfomex entered into new Drilling, Operation and Management Agreements ("DO&M Agreements") with Perforadora Ircomex, S.A. DE C.V. ("Ircomex") to provide drilling, operations and management services for the Borr jack-up rigs "Grid" and "Gersemi", plus third-party owned jack-up rigs "CME I" and "CME II". Effective April 1, 2024, DO&M Agreements were also entered into by Borr Drilling Contracting S. de R.L. de C.V., a wholly owned subsidiary of the Company, with Ircomex, to provide drilling, operations and management services for the Borr jack-up rigs "Galar", "Odin" and "Njord". These DO&M Agreements are based on a cost-plus pricing model and remain in effect until December 31, 2025.

Irco and Ircomex will continue to provide the jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" and accompanying operational services to Opex, to service its integrated well services contract with Pemex.
As we hold a 51% equity ownership in Perfomex and Perfomex II, we have assessed whether the investments in Perfomex and Perfomex II joint ventures results in the need to consolidate these entities under US GAAP. The significant judgements are whether the joint ventures are variable interest entities (VIEs) and, if so, whether Borr is the primary beneficiary. We concluded that the joint ventures are VIEs; however, we do not have the power to direct the decisions which most significantly impact the economic performance of the joint ventures. As such, we are not considered to be the primary beneficiary of the variable interest entities and we continue to account for our interests in Perfomex and Perfomex II as equity method investments in accordance with ASC 323, Investment - Equity Method and Joint Ventures and record the investments in "Equity method investments" in the Consolidated Balance Sheets.
The below tables set forth the summarized results from these entities on a 100% basis for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024
In $ millions	Perfomex	Perfomex II
Revenue	118.4	9.2
Operating expenses	(115.7)	(8.3)
Net loss	—	(2.4)

	Year ended December 31, 2023
In $ millions	Perfomex	Perfomex II
Revenue	290.9	21.3
Operating expenses	(284.9)	(21.0)
Net income	3.8	5.7

	Year ended December 31, 2022
In $ millions	Perfomex	Perfomex II
Revenue	157.9	83.4
Operating expenses	(154.6)	(81.7)
Net income	—	2.4
As of December 31, 2024, Perfomex and Perfomex II had $59.7 million of receivables from Opex and Akal, of which $53.2 million was outstanding and $6.5 million was unbilled. As of December 31, 2024, Perfomex had receivables from Ircomex of $91.2 million, of which $86.5 million was outstanding and $4.7 million was unbilled.
As of December 31, 2023, Perfomex and Perfomex II had $164.9 million of receivables from Opex and Akal, of which $131.7 million was outstanding and $33.2 million was unbilled.
Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at December 31, 2024
In $ millions	Perfomex	Perfomex II
Cash and restricted cash (1)	5.0	—
Total current assets	192.3	16.2
Total non-current assets	18.8	2.1
Total assets	211.1	18.3
Total current liabilities	192.9	7.5
Total non-current liabilities	—	—
Equity	18.2	10.8
Total liabilities and equity	211.1	18.3

(1) As of December 31, 2024, Perfomex had restricted cash of $2.1 million.

	As at December 31, 2023
In $ millions	Perfomex	Perfomex II
Cash and restricted cash	11.4	0.5
Total current assets	271.4	35.1
Total non-current assets	12.3	2.1
Total assets	283.7	37.2
Total current liabilities	257.2	23.8
Total non-current liabilities	8.3	0.2
Equity	18.2	13.2
Total liabilities and equity	283.7	37.2
The following presents our investments in equity method investments as at December 31, 2024 and December 31, 2023:

In $ millions	Perfomex	Perfomex II	Total
Balance as of January 1, 2023	16.9	3.7	20.6
Funding received from shareholder loan (1)	(9.8)	—	(9.8)
Income on a percentage basis	2.0	2.9	4.9
Balance as of December 31, 2023	9.1	6.6	15.7
Loss on a percentage basis	—	(1.2)	(1.2)
Balance as of December 31, 2024	9.1	5.4	14.5

(1) During the year ended December 31, 2023, $9.8 million funding provided by shareholders loans was repaid by Perfomex, settling the outstanding balance.
Note 8 - Interest expense
Interest expense is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Debt interest expense	(194.7)	(157.4)	(125.4)
Amortization of deferred finance charges	(11.5)	(10.3)	(7.9)
Amortization of debt discount	(6.8)	(1.0)	—
Amortization of debt premium	1.3	—	—
Loss on debt extinguishment (1)	—	(19.4)	(7.8)
Gain on debt extinguishment (2)	—	10.9	1.9
Total	(211.7)	(177.2)	(139.2)
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
Note 9 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Yard cost cover expense	(16.8)	(22.1)	(28.2)
Bank commitment, guarantee and other fees (1)	(4.9)	(2.3)	(12.7)
Foreign exchange loss	(3.7)	(2.8)	(0.9)
Other financial (expenses) / income, net (2)	(2.2)	0.3	(0.1)
Realized changes in value of financial instruments (3)	0.2	—	—
Total	(27.4)	(26.9)	(41.9)
(1) Bank commitment, guarantee and other fees include $10.7 million in financing fees for the year ended December 31, 2022 (nil for the years ended December 31, 2024 and December 31, 2023).
(2) Other financial (expenses) / income includes $2.3 million of premium paid related to the Convertible Bonds repurchased in March 2024 for the year ended December 31, 2024 (nil for the years ended December 31, 2023 and December 31, 2022).
(3) Unrealized and realized changes in value of financial instruments relates to shares purchased in another listed entity. In July 2024, we sold the shares and we no longer hold any investment in marketable equity securities.

Amortization of deferred finance charges for the year ended December 31, 2022 of $7.9 million has been presented in Interest expense in the Consolidated Statements of Operations, to conform to the current period's presentation. See Note 8 - Interest expense.
Note 10 - Taxation
Borr Drilling Limited is a Bermuda company not currently required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. However, the Bermuda Corporate Income Tax Act was enacted on December 27, 2023 and applies from January 1, 2025 to Bermuda entities that are part of a multinational group with annual revenues of at least EUR 750 million in two of the previous four fiscal years. The Corporate Income Tax Act overrides previous tax exemptions and applies a 15% tax rate to net taxable income of Bermuda entities. We expect to be in scope of the tax in 2026, at the same time as becoming subject to the 15% global minimum tax introduced by the Global Anti-Base Erosion Model Rules (Pillar Two) initiative of the Organization for Economic Co-operation and Development (OECD). We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
Total pre-tax income / (loss) is comprised of the following by jurisdiction:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Bermuda	(97.3)	(92.2)	(44.1)
Foreign	237.6	148.3	(230.3)
Total	140.3	56.1	(274.4)
All income tax expense is attributable to foreign jurisdictions and is comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Current tax expense	57.5	50.5	20.5
Change in deferred tax	0.7	(16.5)	(2.1)
Total	58.2	34.0	18.4
Our annual effective tax rate for the year ended December 31, 2024 was approximately 41.48%, on a pre-tax income of $140.3 million. Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax expense / benefit and income / (loss) before taxes. The year ended December 31, 2024 was also impacted by the release of a valuation allowance against certain deferred tax assets in the U.K.
A reconciliation of the Bermuda statutory tax rate to our effective rate is shown below:

	For the Years Ended December 31,
	2024	2023	2022
Bermuda statutory income tax rate	—%	—%	—%
Tax rates which are different from the statutory rate	51.03%	101.25%	(7.20)%
Adjustment attributable to prior years	(3.49)%	3.39%	0.67%
Change in valuation allowance	(5.13)%	(29.41)%	—%
Adjustments to uncertain tax positions	(0.93)%	(14.62)%	(0.18)%
Total	41.48%	60.61%	(6.71)%

The components of the net deferred taxes are as follows:

	As of December 31,
(In $ millions)	2024	2023
Deferred tax assets
Net operating losses	153.5	114.5
Excess of tax basis over book basis of property, plant and equipment	39.3	36.8
Other	11.5	20.5
Deferred tax asset	204.3	171.8
Less: valuation allowance	(164.7)	(130.4)
Net deferred tax assets (1)	39.6	41.4
Deferred tax liabilities
Deferred tax liabilities	(21.0)	(22.1)
Net deferred tax asset	18.6	19.3
(1) Net deferred tax assets are recognized in "Other non-current assets" in the Consolidated Balance Sheets (see Note 16 - Other Non-Current Assets).

The net deferred tax assets related to our net operating losses were generated in the United Kingdom ($9.1 million net operating losses at December 31, 2024) and do not expire. Deferred tax liabilities of $21.0 million and $22.1 million as at December 31, 2024 and December 31, 2023, respectively, relate to book-tax basis differences on certain UK owned rigs. There is also $96.1 million of net operating loss in a legacy Paragon subsidiary in the United States and this has a full valuation allowance. The valuation allowance for deferred tax assets as of December 31, 2024, was $164.7 million. The net change in the total valuation allowance for the year ended December 31, 2024, was an increase of $34.3 million. This change was primarily due to the recognition of the Bermuda deferred tax asset of $45.2 million and its related full valuation allowance and the release of $7.2 million related to United Kingdom as discussed below.
We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change. In 2024, we partially reduced our valuation allowance previously recorded against the gross deferred tax assets in the United Kingdom. Due to existing contracts as of December 31, 2024, we determined that these tax attributes would likely be utilized. The release of this valuation allowance reduced our income tax provision by $7.2 million.
In 2024, we recognized a deferred tax asset of $45.2 million on Bermuda net operating losses for the first time. This asset is fully offset by a valuation allowance. The asset was calculated at 15% of the total Bermuda net operating loss since January 1, 2021 (gross amount $301.7 million). The recognition reflects our assessment that it is more likely than not we will be subject to Bermuda corporate income tax from January 1, 2026 and that we will elect to apply the five year look-back period.
We conduct business globally and, as a result, we file income tax returns, or are subject to withholding taxes, in various jurisdictions. In the normal course of business, we are generally subject to examination by taxation authorities throughout the world, including major jurisdictions in which we operate or used to operate.

The following is a reconciliation of the liabilities related to our uncertain tax positions:

(In $ millions)	2024	2023
Unrecognized tax benefits, including interest and penalties, at January 1,	3.2	11.3
Additions for tax positions of prior year	—	0.3
Reduction in tax positions of prior years	(1.4)	(9.5)
Unrecognized tax benefits, excluding interest and penalties, at December 31,	1.8	2.1
Interest and penalties	0.1	1.1
Unrecognized tax benefits, including interest and penalties, at December 31,	1.9	3.2
The liabilities summarized in the table above are presented within "Other non-current liabilities" in the Consolidated Balance Sheets.
We include, as a component of our income tax provision, potential interest and penalties related to liabilities for our unrecognized tax benefits within our global operations. Interest and penalties resulted in an income tax expense of $0.1 million, $1.1 million and $0.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.
For the year ended December 31, 2024, we reduced our liability for uncertain tax positions, and our income tax provision, by $1.4 million.
As of December 31, 2024, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $1.9 million, and if recognized, would reduce our income tax provision by $1.9 million. As of December 31, 2023, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $3.2 million, and if recognized, would reduce our income tax provision by $3.2 million. It is reasonably possible that our existing liabilities related to our unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. While the amounts provided are an estimate and subject to revision, we are not aware of any circumstances currently that would result in a material increase to the amounts provided for the risks identified at this time.
Note 11 - Earnings per Share
The computation of basic income/(loss) per share ("EPS") is based on the weighted average number of shares outstanding during the period.

	For the Years Ended December 31,
	2024	2023	2022
Basic income / (loss) per share	0.33	0.09	(1.64)
Diluted income/ (loss) per share	0.32	0.09	(1.64)

Issued ordinary shares at the end of the year	264,080,391	264,080,391	229,263,598
Weighted average number of shares outstanding during the year, basic	250,891,106	244,270,405	178,404,637
Dilutive effect of share options and RSU (1)	3,573,189	3,880,209	—
Weighted average number of shares outstanding during the year, diluted	254,464,295	248,150,614	178,404,637

(1) For the year ended December 31, 2024 6,231,669 share options using the treasury stock method have been included as they are dilutive. For the year ended December 31, 2023 8,559,698 share options and 112,780 restricted stock units using the treasury stock method have been included as they are dilutive.

The weighted average number of shares outstanding includes 10,860,689 and 14,443,270 shares as of December 31, 2024 and December 31, 2023 shares, respectively, which have been issued as part of a share lending arrangement relating to the Company's issuance of $250.0 million Convertible Bonds in 2023 (see Note 26 - Stockholders' Equity).

The following potential share issuances effects of our convertible bonds due in May 2028 (the 'Convertible Bonds'), share options, RSUs and performance units have been excluded from the calculation of diluted EPS for each of the periods presented because the effects were anti-dilutive.

	2024	2023	2022
Convertible bonds	34,078,777	34,260,413	5,540,079
Share options	6,406,667	2,160,000	9,445,006
Performance stock units	750,000	500,000	500,000
Restricted share units	886,610	—	88,584
For the year ended December 31, 2024, the impact of 6,406,667 share options, 750,000 performance share units and 886,610 restricted share units were anti-dilutive as using the treasury stock method as the exercise price was higher than the average share price, and therefore have been excluded from the calculation. For the year ended December 31, 2024, 34,078,777 shares issuable upon exercise of our Convertible Bonds with a conversion price of $7.0249 per share, have been excluded as they are anti-dilutive.
For the year ended December 31, 2023, the impact of 2,160,000 share options and 500,000 performance share units were anti-dilutive as using the treasury stock method as the exercise price was higher than the average share price, and therefore have been excluded from the calculation. For the year ended December 31, 2023, 34,260,413 shares issuable upon exercise of our Convertible Bonds with a conversion price of $7.2971 per share, have been excluded as they are anti-dilutive.
Diluted EPS for the year ended December 31, 2022 does not include the effect of the assumed conversion of potentially dilutive instruments listed above, due to loss sustained in this years as this is deemed to have an anti-dilutive effect on our EPS.
Note 12 - Other Current Assets
Other current assets are comprised of the following:

	As of December 31,
(In $ millions)	2024	2023
VAT receivable	10.5	16.5
Other tax receivables	8.0	4.7
Client rechargeables	5.0	5.3
Other receivables	3.6	4.5
Deferred financing fee	0.5	0.5
Right-of-use lease asset (1)	0.4	0.5
Total	28.0	32.0

(1) The right-of-use lease asset pertains to our office and yard leases (see Note 15 - Leases).
Note 13 - Newbuildings
The table below sets forth the carrying value of our newbuildings:

	For the Years Ended December 31,
(In $ millions)	2024	2023
Balance as of January 1,	5.4	3.5
Additions	359.5	1.9
Reclassification from onerous contract	(54.5)	—
Transfers to jack-up rigs (note 14)	(310.4)	—
Total newbuildings	—	5.4

During the year ended December 31, 2024, we took delivery of the newbuilding rigs "Vali" and "Var" and paid the remaining contract installments of $159.9 million per rig, which included a payment of $12.5 million per rig to accelerate the delivery dates of the two rigs. Upon delivery, we reclassified the respective onerous contract amount of $26.9 million for "Vali" and $27.6 million for "Var" to newbuildings (see Note 20 - Onerous Contracts). During the three months ended December 31, 2024, the rigs were transferred from newbuildings to jack-up drilling rigs as it was concluded that the rigs were available for use (see Note 14 - Jack-Up Drilling Rigs, net).
No rigs were delivered to the Company in the year ended December 31, 2023.

Disposals
During the year ended December 31, 2022 the Company entered into a letter of intent ("LOI") for the sale of three newbuilding jack-up rigs for $320.0 million, subject to various conditions, including entering into an agreement to give effect to the LOI. As a result of the potential sale of the three newbuilding rigs, we performed an impairment assessment in June 2022 and concluded that, based on management's best estimate of the most likely outcome, an impairment charge of $124.4 million was required to reflect the difference between the best estimate of the sales amount less costs to sell and the sum of the current capitalized cost and the expected cost to complete (level 3 fair value). In the quarter ended September 30, 2022, we entered into a sales agreement, giving effect to the previously executed LOI. The sales agreement was conditional upon various closing conditions, and the sales agreement provided that upon closing, the final proceeds from the sale would be used to pay the delivery installments of the three newbuilding jack-up rigs. During the quarter ended December 31, 2022, the sale of the three rigs was agreed and the Company recognized a gain on sale of $3.7 million (see Note 6 - Gain on Disposals).
The calculation of the impairment charge recognized during the year ended December 31, 2022 is as follows:

(In $ millions)
Three newbuildings considered in the LOI carrying value	132.0
Estimated cost to complete and respective onerous provision, net	312.4
Total	444.4
Potential sale price	320.0
Impairment charge	(124.4)
Carrying Value	7.6
Note 14 - Jack-Up Drilling Rigs, net
Set forth below is the carrying value of our jack-up rigs:

	As of December 31,
(In $ millions)	2024	2023
Opening balance as of January 1,	2,578.3	2,589.1
Additions	64.6	104.7
Depreciation	(130.1)	(115.5)
Transfers from newbuildings (note 13)	310.4	—
Ending balance as of December 31,	2,823.2	2,578.3

Accumulated depreciation related to jack-up rigs as at December 31, 2024 is $728.2 million (as at December 31, 2023 is $598.1 million).

Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recognized depreciation of $1.1 million for the year ended December 31, 2024 related to property, plant and equipment ($1.9 million in 2023 and $1.6 million in 2022). Accumulated depreciation related to property, plant and equipment as at December 31, 2024 is $8.2 million (as at December 31, 2023 is $7.1 million).

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
Impairment
During the years ended December 31, 2024 and December 31, 2023 no impairment was recognized. During the year ended December 31, 2022, we recognized an impairment loss of $7.3 million for the jack-up rig "Gyme" as the rig was written down to its expected sales value.
During the year ended December 31, 2024, we considered whether indicators of impairment existed that could suggest that the carrying amounts of our jack-up rigs may not be recoverable as of December 31, 2024. We concluded that impairment indicators existed for thirteen rigs and performed a recoverability assessment, however no impairment loss was recognized during the year ended December 31, 2024 as the estimated undiscounted net cash flows were higher than the carrying amounts of our jack-up rigs. In making this determination, day rate revenues and utilization were key assumptions in determining the estimated future cash flows. We concluded that a severe, yet plausible scenario, with a 10% decrease in day rates and utilization used when estimating undiscounted cash flows would not result in a shortfall between the undiscounted cash flow and carrying amount for our jack-up drilling rigs.
We will continue to monitor developments in the markets in which we operate for indications that the carrying amounts of our long-lived assets may not be recoverable.
Note 15 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire at various dates. Supplemental balance sheet information related to leases is as follows:

	As of December 31,
(In $ millions)	2024	2023
Operating leases right-of-use assets	1.2	1.6
Current operating lease liabilities	0.4	0.5
Non-current operating lease liabilities	0.8	1.1
The current portion of the right-of-use assets of $0.4 million are recognized within "Other current assets" (see Note 12 - Other Current Assets) and the non-current portion of the right-of-use assets of $0.8 million are recognized within "Other non-current assets" (see Note 16 - Other Non-Current Assets) in the Consolidated Balance Sheets. The current operating lease liabilities are recognized within "Other current liabilities" (see Note 18 - Other Current Liabilities) and the non-current operating lease liabilities are recognized within "Other non-current liabilities" in the Consolidated Balance Sheets. Our weighted average remaining lease term for our operating leases is 3.5 years. Our weighted-average discount rate applied for the majority of our operating leases is 6.5%.

Components of lease expenses are comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023
Operating lease expense	15.2	12.5
Total operating lease expense	15.2	12.5
For the years ended December 31, 2024 and 2023, of the total operating lease expense, $13.1 million and $10.7 million is recognized as "Rig operating and maintenance expenses", respectively and $2.1 million and $1.8 million is recognized as "General and administrative expenses" in the Consolidated Statements of Operations, respectively.

The future minimum leases payments under the Company's non-cancellable operating leases as at December 31, 2024 are as follows:

(In $ millions)
2024	0.6
2025	0.3
2026	0.3
2027	0.3
Thereafter	—
Total Minimum Lease Payments	1.5
Less: Imputed interest	(0.3)
Present value of operating liabilities	1.2

Rental income

Effective January 1, 2024, as part of a restructuring of our operations under our joint venture in Mexico, the Company entered into new fixed external bareboat charter agreements for two jack-up rigs and effective April 1, 2024 we entered into further fixed external bareboat charter agreements for three jack-up rigs, which continue to service Opex's contract with Pemex (see Note 7 - Equity Method Investments). Future revenues are based on a blended rate, in line with our revenue recognition policy, as the contract includes daily rates that change over the firm term of the contract.

Revenues from operating leases for the year ended December 31, 2024 of $90.8 million have been recognized on a straight-line basis as “Bareboat charter revenue” in the Consolidated Statements of Operations. There were nil revenues from operating leases for the year ended December 31, 2023 or 2022.

The minimum future revenues to be received under the Company's operating leases on its jack-up rigs as of December 31, 2024, are as follows:

(In $ millions)	December 31, 2024
2025	106.9
Total minimum contractual future revenues	106.9

The cost and accumulated depreciation of jack-up rigs leased to third parties as of December 31, 2024 were $754.5 million and $174.8 million, respectively. There were no jack-up rigs leased to third parties as of December 31, 2023.
Note 16 - Other Non-Current Assets
Other non-current assets are comprised of the following:

	As of December 31,
(In $ millions)	2024	2023
Deferred mobilization and contract preparation costs (1)	39.5	42.6
Deferred tax asset	18.6	19.3
Deferred demobilization revenue (2)	1.5	1.5
Deferred financing fee	1.2	1.7
Prepayments	0.9	0.3
Right-of-use lease asset, non-current (3)	0.8	1.1
Liquidated damages (4)	—	0.8
Total	62.5	67.3
(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the jack-up rigs "Idun", "Saga", "Arabia III", "Hild", "Vali", and "Arabia I" (see Note 5 - Contracts with Customers).

(2) Non-current deferred demobilization revenue relates to demobilization revenue for two of our jack-up rigs, which will be billed upon contract completion.
(3) The right-of-use lease asset pertains to our office leases (see Note 15 - Leases).
(4) Relates to the non-current portion of liquidated damages associated with a known delay in the operational start date of two of our contracts, as at December 31, 2023, which is amortized over the firm contract terms and recognized as reduction of "Dayrate revenue" in the Consolidated Statements of Operations.
Note 17 - Accrued Expenses
Accrued expenses are comprised of the following:

	As of December 31,
(In $ millions)	2024	2023
Accrued goods and services received, not invoiced	14.2	19.7
Accrued payroll and bonus	13.2	12.3
Other accrued expenses (1)	40.6	45.0
Total	68.0	77.0
(1) Other accrued expenses includes professional fees, management fees and other accrued expenses related to rig operations.
Note 18 - Other Current Liabilities
Other current liabilities are comprised of the following:

	As of December 31,
(In $ millions)	2024	2023
VAT payable	28.2	17.5
Other current taxes payable (1)	19.6	19.7
Advances from customers (2)	15.9	—
Corporate income taxes payable	14.3	6.7
Accrued payroll and severance	1.4	0.8
Operating lease liability, current	0.4	0.5
Other current liabilities	4.4	6.1
Cash distributions payable (3)	—	11.9
Total other current liabilities	84.2	63.2
(1) Other current taxes payable includes withholding tax, payroll tax and other indirect tax related liabilities.
(2) Advances from customers relates to an advance on one of our contracts which is to be offset against future invoices.
(3) On December 22, 2023, the Company declared a cash distribution of $0.05 per share, corresponding to a total of $11.9 million, which was paid to our shareholders on January 22, 2024.
Note 19 - Debt

Short-term debt is comprised of the following:

	As of December 31,
(In $ millions)	2024	2023
2028 Notes	75.0	75.0
Additional 2028 Notes and Further Additional 2028 Notes	26.0	—
2030 Notes	25.0	25.0
Additional 2030 Notes	8.7	—
Principal Outstanding	134.7	100.0
Deferred finance charges (1)	(12.5)	(10.3)
Debt discount	(6.8)	(6.8)
Debt premium	2.7	—
Carrying Value Short-Term Debt (2)	118.1	82.9

Long-term debt is comprised of the following:

	As of December 31,
(In $ millions)	2024	2023
2028 Notes	875.0	950.0
2030 Notes	465.0	490.0
Additional 2028 Notes and Further Additional 2028 Notes	303.6	—
$250m Convertible Bonds (3)	239.4	250.0
Additional 2030 Notes	161.9	—
Principal Outstanding	2,044.9	1,690.0
Deferred finance charges(1)	(37.7)	(40.5)
Debt discount	(23.9)	(30.7)
Debt premium	9.2	—
Carrying Value Long-Term Debt (2)	1,992.5	1,618.8

(1) As at December 31, 2024, deferred finance charges include the unamortized legal and bank fees associated with the 2028 Notes, Additional 2028 Notes, Further Additional 2028 Notes, 2030 Notes, Additional 2030 Notes, Convertible Bonds, our undrawn $150 million revolving credit facility as well as the unamortized debt issuance cost associated with the fair value of the Share Lending Agreement (see Note 26 - Stockholders' Equity). As at December 31, 2023, deferred finance charges include the unamortized legal and bank fees associated with the 2028 Notes, 2030 Notes, Convertible Bonds, our undrawn $150 million revolving credit facility as well as the unamortized debt issuance cost associated with the fair value of the Share Lending Agreement.

(2) Carrying amounts in the table above include, where applicable, deferred financing fees, debt discounts and debt premiums.

(3) In March 2024 we repurchased $10.6 million principal amount of the Convertible Bonds at an average price of 120.88% of par for a total consideration of $12.9 million, inclusive of accrued interest, and recognized a loss in "Other financial expenses, net" of $2.3 million. The convertible bonds have been presented net of the bonds owned.

At December 31, 2024 the scheduled maturities of our debt were as follows:

(In $ millions)	December 31, 2024
2025	134.7
2026	134.7
2027	134.7
2028	1,249.7
2029	33.7
Thereafter	492.1
Total	2,179.6

Our Long Term Debt

As of December 31, 2024, our indebtedness consists of our $1.94 billion principal amount of senior secured notes due in 2028 and 2030, which are secured by 23 of our owned rigs and our $239.4 million of unsecured Convertible Bonds due in 2028. We also have a $195 million Super Senior Credit Facility, comprised of a $150 million RCF and a $45 million Guarantee Facility, which is also secured by 23 of our rigs. As of December 31, 2024, $41.5 million were drawn under the Guarantee Facility, and the $150 million RCF was undrawn (See Note 21 - Commitments and Contingencies).

Set forth below is a description of our outstanding bonds and our existing credit facility.
Senior Secured Notes

On November 7, 2023, the Company's wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries, issued (i) $1,540.0 million in aggregate principal amount of senior secured notes, consisting of $1,025.0 million principal amount of senior secured notes due in 2028 issued at a price of 97.750% of par, raising proceeds of $1,001.9 million, bearing a coupon of 10% per annum (the "2028 Notes") and (ii) $515.0 million principal amount of senior secured notes due in 2030 issued at a price of 97.000% of par, raising proceeds of $499.5 million, bearing a coupon of 10.375% per annum (the "2030 Notes" and, together with the 2028 Notes, the "Notes"). The 2028 Notes mature on November 15, 2028 and the 2030 Notes mature on November 15, 2030, and interest and amortization on the Notes is payable on May 15 and November 15 of each year, beginning on May 15, 2024.

In March 2024 and August 2024, the Company issued $200.0 million and $150.0 million principal amount of additional senior secured notes due in 2028, respectively (the "Additional 2028 Notes" and the "Further Additional 2028 Notes", and together with the 2028 Notes and the 2030 Notes, the "Notes"), under the same indenture as the $1,025.0 million notes issued in November 2023. The Additional 2028 notes were issued at a price of 102.5% plus accrued interest, raising gross proceeds of $211.9 million. The Further Additional 2028 notes were issued at a price of 102.5% plus accrued interest, raising gross proceeds of $157.5 million.

In November 2024, the Company issued $175.0 million principal amount of additional senior secured notes due in 2030, (the "Additional 2030 Notes", and together with the 2028 Notes and the 2030 Notes, the "Notes"), under the same indenture as the $515.0 million notes issued in November 2023. The Additional 2030 notes were issued at a price of 102.5% of par plus accrued interest, raising gross proceeds of $188.1 million.
Super Senior Revolving Credit Facility

On November 7, 2023, the Company and Borr IHC Limited (as borrowers and guarantors) entered into the Super Senior Revolving Credit Facility Agreement with DNB Bank ASA and Citibank N.A., Jersey Branch (as original lenders), DNB Bank ASA (as facility agent) (the “RCF Facility Agent”) and Wilmington Trust (London) Limited (as security agent). This facility was comprised of a $150 million RCF and a $30 million Guarantee Facility. In August 2024, the Company increased the $30.0 million Guarantee Facility to $45.0 million, bringing the total Super Senior Revolving Credit Facility to $195.0 million.

Borrowings are available to be used for general corporate and/or working capital purposes, provided that any amounts borrowed may not be used to fund any dividend or other distribution.

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

In August 2024, the Company drew down and subsequently repaid $85.0 million of the RCF to facilitate the delivery of the jack-up rig '"Vali" due to the timing between the delivery of the rig and the proceeds received from the Further Additional 2028 notes issued in August 2024. Further, in November 2024, the Company drew down and subsequently repaid $40.0 million of the RCF to facilitate the delivery of the jack-up rig '"Var" due to the timing between the delivery of the rig and the proceeds received from the Additional 2030 notes issued in November 2024.

Unsecured Convertible Bonds due 2028

In February 2023, we issued $250.0 million of unsecured convertible bonds, which mature in February 2028. The initial conversion price was $ 7.3471 per share, convertible into 34,027,031 common shares. In March 2024 we repurchased $10.6 million principal amount of the Convertible Bonds at an average price of 120.88% of par for a total consideration of $12.9 million, inclusive of accrued interest, and recognized a loss in "Other financial expenses, net" of $2.3 million. Following the payment of a $0.05 per share cash distribution in each of January and March 2024 as well as a $0.10 per share cash contribution in each of June and September 2024, the adjusted conversion price is $7.02490 per share, with the current amount of the convertible bonds convertible into 34,078,777 shares. The convertible bonds have a coupon of 5% per annum payable semi-annually in arrears in equal installments. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on disposal of assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.

As a result of the voluntary delisting of the Company's common shares from the OSE, with a last trading date of December 30, 2024, the Company received approval from the bondholders of the Convertible Bonds, to amend the bond terms so that effective from the delisting date, the Convertible Bond becomes convertible into shares listed on the NYSE (in lieu of shares listed on the OSE) (see Note 26 - Stockholders' Equity).

For a description of our outstanding debt facilities as at December 31, 2023, see Note 21 - Debt, in our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 27, 2024.
Interest

The weighted average nominal interest rate for all of our interest-bearing debt was 9.7% for the year ended December 31, 2024 (2023: 9.5%). Excluding our Convertible Bonds, the weighted average interest rate for our interest-bearing debt was 10.3% for the year ended December 31, 2024 (2023: 10.6%).
Note 20 - Onerous Contracts
Onerous contracts are comprised of the following:

	As of December 31,
(In $ millions)	2024	2023
Onerous rig contract "Vali"	—	26.9
Onerous rig contract "Var"	—	27.6
Total	—	54.5
Onerous contracts related to the estimated excess of remaining shipyard installments to be made to Seatrium over the fair value estimate at the time of acquisition of the newbuild contracts for the jack-up drilling rigs "Vali" and "Var" in 2017.
In September 2023, we entered into an agreement with Seatrium New Energy Limited to amend the Construction Contract for the "Vali" and the "Var" to expedite their delivery dates, on a best efforts basis, to August 2024 and November 2024, respectively. In August 2024, we took delivery of the "Vali" and in November 2024, we took delivery of the Var. We reclassified the respective onerous contract amounts to Newbuildings (see Note 13 - Newbuildings).
Note 21 - Commitments and Contingencies
Transocean Transaction
On March 15, 2017, the Company entered into an agreement to acquire fifteen high specification jack-up drilling rigs from Transocean Inc ("Transocean"). The transaction consisted of Transocean's entire jack-up fleet, comprising eight rig owning companies in Transocean's fleet and five newbuildings under construction at Seatrium, Singapore.
In September 2023, we entered into an executed agreement with Seatrium New Energy Limited to amend the Construction Contract for the two remaining newbuildings, "Vali" and "Var", to expedite their delivery dates, on a best efforts basis only, to August 2024 and November 2024, respectively, in consideration for an additional payment of $12.5 million (acceleration costs) per rig on each respective delivery date, resulting in a total commitment of $159.9 million per rig. In August 2024, we took delivery of the "Vali" and in November 2024, we took delivery of the "Var". As of December 31, 2024 there are no longer any contracted installments remaining ($319.8 million as of December 31, 2023).
Acquisition of Seatrium Rigs
In May 2018, the Company signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Seatrium. In October 2019, January 2020 and April 2020, we took delivery of the new jack-up rigs “Hermod”, "Heimdal" and "Hild", respectively. In 2022 the delivery dates of the two remaining rigs were amended to 2023 and subsequently, the rigs "Huldra" and "Heidrun" were sold. The remaining contracted installments for these two rigs under construction, payable on delivery are nil as of December 31, 2024 and 2023.

The Company had the following delivery installment commitments:

	As of December 31,
(In $ millions)	2024	2023
Delivery installments for jack-up drilling rigs	—	319.8
Total	—	319.8
Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Bank and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	As of December 31,
(In $ millions)	2024	2023
Bank guarantees, letters of credit and performance bonds(1)	42.9	29.0
Total	42.9	29.0
(1) In November 2023, the Company entered into a new facility with DNB Bank ASA (in connection with the entry into the RCF) to provide guarantees and letters of credit of up to $30.0 million and in August 2024, the Company increased the $30.0 million Guarantee Facility to $45.0 million collateralized by the same security that secures the Notes. As a result, no restricted cash is supporting bank guarantees as at December 31, 2024 and as at December 31, 2023.
As of December 31, 2024, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Bank guarantees, letters of credit and performance bonds	13.7	23.7	5.0	0.5	42.9
Assets pledged as collateral

	As of December 31,
(In $ millions)	2024	2023
Book value of jack-up rigs pledged as collateral for debt facilities	2,671.7	2,578.3
Note 22 - Share Based Compensation
Share Options
We have adopted a long-term Share Option Scheme (the "Borr Scheme"). The Borr Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company, to employees and directors of the Company or its subsidiaries. Options granted under the Borr Scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five-year terms and have various vesting profiles, which range over one year to four year periods. The total number of shares authorized by the Board to be issued under the Borr Scheme is 15,987,000.
Share-based payment charges for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Share-based payment charge	6.1	4.6	2.1

Details regarding share option issuances for the year ended December 31, 2024, 2023 and 2022 are as follows:

Grant Date	Number of Share Options Issued	Exercise Price (1)	Share Price Grant Date
September 2024	2,990,000	6.68	6.07
November 2023	2,100,000	6.65	6.19
September 2022	1,333,334	4.00	3.96
September 2022	1,333,333	4.75	3.96
September 2022	1,333,333	5.50	3.96
(1) Exercise price at grant date.
The fair values of the options issued in 2024, 2023 and 2022 were calculated at $5.6 million, $5.5 million and $8.0 million respectively, and are recognized as "General and administrative expenses" or "Rig operating and maintenance expenses" over the vesting period, based on the employee's profit center, in the Consolidated Statements of Operations.
The table below sets forth the number of share options and weighted average fair value price for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)
Outstanding at January 1	10,689,698	1.48	9,445,006	1.19	5,670,000	0.64
Granted during the year	2,990,000	1.88	2,100,000	2.63	4,000,000	2.00
Exercised during the year	(901,372)	1.08	(410,302)	0.47	—	—
Forfeited during the year	(80,000)	0.53	(217,506)	0.88	(11,250)	2.68
Expired during the year	(60,000)	1.29	(227,500)	2.29	(213,744)	1.78
Outstanding at December 31	12,638,326	1.61	10,689,698	1.48	9,445,006	1.19
The fair value of equity settled options are measured at grant date using the Black Scholes option pricing model using the following inputs:

	2024	2023	2022
Expected future volatility	45%	59%	76%
Expected dividend rate	—%	—%	—%
Risk-free rate	3.8% to 4.0%	4.3% to 4.8%	3.4% to 3.5%
Expected life after vesting	3.0 years	3.3 years	3.5 years
In February 2024, the Company retrospectively amended its Borr Scheme to reduce the exercise price by the amount of dividends or other capital distributions declared by the Company on a per share basis, effectively offering option holders with dividend protection resulting in zero expected dividend rate.
The volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the Oslo Stock Exchange, (ii) peer group volatility and (iii) Oslo Energy sector index volatility.

The table below sets forth the number of share options granted and weighted average exercise price during the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)	Number	Weighted Avg. Exercise Price (in $)
Outstanding at January 1	10,689,698	4.11	9,445,006	4.48	5,670,000	5.66
Granted during the year	2,990,000	6.68	2,100,000	6.65	4,000,000	4.75
Exercised during the year	(901,372)	2.42	(410,302)	2.00	—	—
Forfeited during the year	(80,000)	1.68	(217,506)	3.77	(11,250)	48.70
Expired during the year	(60,000)	34.68	(227,500)	46.92	(213,744)	38.47
Outstanding at December 31	12,638,326	4.44	10,689,698	4.11	9,445,006	4.48
Exercisable at December 31	3,291,676	2.28	1,313,036	3.51	271,250	45.00
The aggregate intrinsic value for the outstanding share options as of December 31, 2024 and 2023 is $8.9 million and $36.3 million, respectively. The aggregate intrinsic value for the exercisable share options as of December 31, 2024 and 2023 is $5.3 million and $6.7 million, respectively. The total intrinsic value for the share options exercised during the year ended December 31, 2024 and 2023 was $3.2 million and $2.2 million, respectively.
Weighted average remaining life for the vested options as at December 31, 2024, 2023 and 2022 were 1.96 years, 2.54 years and 0.71 years respectively.
Performance Stock Units
Pursuant to the Long Term Incentive Plan ("LTIP"), we granted 250,000 Performance Stock Units ("PSUs") to our Chief Executive Officer ("CEO") during the year ended December 31, 2024. The PSUs will vest in full on December 31, 2026 depending on the total shareholder return performance of the Company over the period between award and vesting versus a certain set of industry peers and are conditional on the recipient continuing to serve as an executive at the date of vesting.
We granted 500,000 PSUs to our CEO during the year ended December 31, 2022. The PSUs will vest in full on September 1, 2025 depending on certain performance criteria linked to the closing share price. Pay out of the award is subject to reaching $10.00 per share on 75% of the days in the third quarter of 2025, prior to September 1, 2025 and are conditional on the recipient continuing to serve as an executive at the date of vesting.
PSUs expense for the year ended December 31, 2024, 2023 and 2022 was $0.8 million, $0.3 million and $0.1 million, respectively.
The table below sets forth the number of PSUs and weighted average fair value price for the years ended December 31, 2024 and 2022:

	2024		2022
	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)
Non-vested at January 1	500,000	2.02	—	—
Granted during the year	250,000	8.64	500,000	2.02
Vested during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Expired during the year	—	—	—	—
Non-vested at December 31	750,000	4.23	500,000	2.02

No PSUs were granted during the year ended December 31, 2023.
The fair values of the PSUs issued in 2024 and 2022 were calculated at $2.2 million and $1.0 million, respectively, and are recognized in "General and administrative expenses" over the vesting period in the Consolidated Statements of Operations.
The fair value of PSUs is measured at grant date using the Monte Carlo simulation model using the following inputs:

	2024	2022
Expected future volatility	52%	81%
Share price at valuation date	$6.81	$3.96
Expected dividend rate	6.2%	—%
Risk-free rate	4.23%	3.54%
The 2024 volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the New York Stock Exchange and (ii) peer group volatility. The 2022 volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the New York Stock Exchange, (ii) peer group volatility and (iii) Oslo Energy sector index volatility.
Restricted Stock Units
We granted 136,610 Restricted Stock Units ("RSUs") to our directors and 750,000 to our CEO for a total of 886,610 RSUs during the year ended December 31, 2024. The directors' RSUs will vest in full on September 30, 2025 and are conditional on the recipients continuing to serve as a director at the date of vesting and the CEO's RSUs will vest in December 31, 2025 and December 31, 2026 and are conditional on the recipient continuing to serve as an executive at the date of vesting. We granted 112,780 RSUs to our directors during the year ended December 31, 2023 and these RSUs vested in full on September 30, 2024. We granted 88,584 RSUs to our directors during the year ended December 31, 2022 and these RSUs vested in full on September 30, 2023.
RSUs expense for the years ended December 31, 2024, 2023 and 2022 was $2.2 million, $0.5 million and $0.1 million, respectively.
The table below sets forth the number of RSUs and weighted average fair value price for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)	Number	Weighted Avg. Fair Value Price (in $)
Non-vested at January 1	112,780	6.19	88,584	5.08	—	—
Granted during the year	886,610	5.79	112,780	6.19	88,584	5.08
Vested during the year	(112,780)	6.19	(88,584)	5.08	—	—
Non-vested at December 31	886,610	5.79	112,780	6.19	88,584	5.08
The aggregate intrinsic value for the non-vested RSUs as of December 31, 2024 and 2023 is $3.5 million and $0.8 million, respectively. The total intrinsic value for the RSUs vested during the year ended December 31, 2024 and 2023 was $0.4 million and $0.6 million, respectively.
The fair value of the RSUs issued in 2024, 2023 and 2022 is calculated at $5.1 million, $0.7 million and $0.5 million and is recognized in "General and administrative expenses" over the vesting period in the Consolidated Statements of Operations.
The fair value of the RSUs is estimated using the closing market price of our stock at grant date adjusted by the expected dividend rate.

Note 23 - Pensions
Defined Benefit Plans
As part of the Paragon acquisition, on March 29, 2018, the Company acquired two defined benefit pension plans.
As of December 31, 2024, the Company sponsored two non-U.S. noncontributory defined benefit pension plans, the Paragon Offshore Enterprise Ltd and the Paragon Offshore Nederland B.V. pension plans, which cover certain Europe-based salaried employees. As of January 1, 2017, all active employees under the defined benefit pension plans were transferred to a defined contribution pension plan related to their future service. The accrued benefits under the defined benefit plans were frozen and all employees became deferred members.
As of December 31, 2024, assets of the Paragon Offshore Enterprise Ltd and Paragon Offshore Nederland B.V. pension plans were invested in instruments that are similar in form to a guaranteed insurance contract. The plan assets are based on surrender values, and represent the present value of the insured benefits. Surrender values are calculated based on the Dutch Central Bank interest curve. This yield curve is based on inter-bank swap rates. There are no observable market values for the assets (Level 3); however, the amounts listed as plan assets were materially similar to the anticipated benefit obligations under the plans.
As of December 31, 2024, our pension obligations represented an aggregate liability of $114.6 million and an aggregate asset of $114.6 million, representing the fully funded status of the plans. In the year ended December 31, 2024, aggregate periodic benefit costs showed an interest cost of $2.6 million and an expected return on plan assets of $2.6 million. Our defined benefit pension plans are recorded at fair value.
A reconciliation of the changes in projected benefit obligations (“PBO”) for our pension plans are as follows:

	As of December 31,
(In $ millions)	2024	2023
Benefit obligation at beginning of period	114.3	106.9
Interest cost	2.6	2.7
Actuarial loss	7.2	2.6
Benefits paid	(2.4)	(2.1)
Foreign exchange rate changes	(7.1)	4.2
Benefit obligation at end of period	114.6	114.3
A reconciliation of the changes in fair value of plan assets is as follows:

	As of December 31,
(In $ millions)	2024	2023
Fair value of plan assets at beginning of period	114.3	106.9
Actual return on plan assets	9.8	5.3
Benefits paid	(2.4)	(2.1)
Foreign exchange rate changes	(7.1)	4.2
Fair value of plan assets at end of period	114.6	114.3
Both plans were fully funded as of December 31, 2024 and December 31, 2023 and as such, no amounts are recognized in our Consolidated Statements of Operations as of December 31, 2024 and December 31, 2023.
Benefit cost includes the following components:

	For the Years Ended December 31,
(In $ millions)	2024	2023
Interest cost	2.6	2.7
Expected return on plan assets	(2.6)	(2.7)
Net benefit cost	—	—
No benefit cost was recognized in our Consolidated Statement of Operations during 2024 and 2023.

Defined Benefit Plans – Key Assumptions
The key assumptions for the plans are summarized below:

	As of December 31,
Weighted Average Assumptions Used to Determine Benefit Obligations	2024	2023
Discount rate	2.17% to 2.30%	2.33% to 2.47%

	For the Years Ended December 31,
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost	2024	2023
Discount rate	2.33% to 2.47%	2.54% to 2.93%
Expected long-term return on plan assets	2.33% to 2.47%	2.54% to 2.93%
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
Defined Benefit Plans – Cash Flows
No contributions were made to the plans in 2024 or 2023. The Company does not expect to make contributions to the plan in the next year.
The following table summarizes the benefit payments at December 31, 2024 estimated to be paid within the next ten years by the issuer of the guaranteed insurance contract:

		Payments by Period
	Total	2025	2026	2027	2028	2029	Five Years Thereafter
Estimated benefit payments	38.2	2.7	3.0	3.2	3.5	3.7	22.1
Defined Contribution Plans
The Company operates a number of defined contribution plans, allowing employees to make tax-deferred contributions to the plans. Under these plans the Company matches contributions up to certain defined percentages, depending on the plan. Matching contributions totaled $1.3 million, $2.2 million and $2.4 million for the years ended December 31, 2024, 2023 and 2022 respectively.
Note 24 - Financial Instruments
Concentration of credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with DNB Bank ASA, Saudi Awwal Bank and Citibank, however we believe this risk is remote, as they are established and reputable establishments with no prior history of default.
Interest rate risk
As of December 31, 2024, all of our outstanding debt obligations are on fixed interest rates, therefore we are currently not exposed to the impact of interest rate changes, however, under our RCF, which was undrawn as of December 31, 2024 but utilized during the year ended December 31, 2024, we are exposed to the impact of interest rate changes as we are required to make interest payments based on SOFR plus associated margins. Significant increases in interest rates could adversely affect our future results of operations and cash flows should we elect to drawdown on this facility. The Company is exposed to changes in long-term market interest rates if and when maturing debt is refinanced with new debt.

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
Fair values of financial instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data

The carrying value and estimated fair value of our financial instruments at December 31, 2024 and December 31, 2023 were as follows:

		As of December 31, 2024		As of December 31, 2023
(In $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents(1)	1	61.6	61.6	102.5	102.5
Restricted cash(1)	1	0.9	0.9	0.1	0.1
Trade receivables(1)	1	184.3	184.3	56.2	56.2
Other current assets (excluding deferred costs and right-of-use lease asset)(1)	1	27.1	27.1	31.5	31.5
Due from related parties(1)	1	85.1	85.1	95.0	95.0

Liabilities
Trade payables(1)	1	81.6	81.6	35.5	35.5
Accrued expenses(1)	1	68.0	68.0	77.0	77.0
Short-term accrued interest and other items (1)	1	30.6	30.6	42.3	42.3
Other current liabilities(1)	1	84.2	84.2	63.2	63.2
Short-term debt (2) (3)	2	134.8	134.7	104.4	100.0
Long-term debt (2) (4)	2	2,038.1	2,044.9	1,818.0	1,690.0

(1) The carrying values approximate the fair values due to their near term expected receipt of cash.

(2) Short-term and long-term debt excludes debt discounts, debt premiums and deferred finance charges.
(3) This relates to our 10% Notes due in 2028 and 10.375% Notes due in 2030. These are fair valued using observable market-based inputs.
(4) This relates to our 10% Notes due in 2028 and 10.375% Notes due in 2030 and our $250 million Convertible Bond due in 2028. These are fair valued using observable market-based inputs.

Share Lending Agreement

In addition, during the year ended December 31, 2023, the Company recognized a deferred finance charge in the amount of $12.4 million in relation to our Share Lending Framework Agreement ("SLFA"), which was fair valued using observable market-based inputs and is amortized over the term of the $250.0 million Convertible Bonds. As of December 31, 2024, the unamortized amount of the issuance costs associated with the SLFA was $2.5 million ($2.5 million as at December 31, 2023) included in "Short-term debt" and $5.2 million ($7.6 million as at December 31, 2023) included in "Long-term debt" in our Consolidated Balance Sheets. See Note 26 - Stockholders' Equity.
Note 25 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provided three rigs on a bareboat basis to Perfomex to service its contract with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provided the jack-up rigs under traditional dayrate and technical service agreements ("DTSAs") to Opex and Akal, respectively. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. Effective October 20, 2022 until December 31, 2023, we provided all five rigs on a bareboat basis to Perfomex, to service its contracts with Opex. The bareboat revenue from these contracts was recognized as "Related party revenue" in the Consolidated Statements of Operations.
Effective January 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Grid" and "Gersemi" and effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord". The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates referenced above, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs with an unrelated party, which has agreed to provide the five rigs to service Opex's contract with Pemex. As such, effective April 1, 2024, we do not provide rigs on a bareboat basis to Perfomex (see Note 7 - Equity Method Investments and Note 15 - Leases).
Bareboat revenues from our related parties for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Bareboat Revenue - Perfomex	35.0	129.6	60.2
Bareboat Revenue - Perfomex II	—	—	24.9
Total	35.0	129.6	85.1
The bareboat revenue for the year ended December 31, 2024 consisted primarily of bareboat revenue until March 31, 2024 and amortization of deferred revenue during the three months ended June 30, 2024 associated with the acceleration of amortization of the deferred performance fee associated with the jack-up rigs "Galar", "Odin" and "Njord" as a consequence of the termination of the bareboat charter agreements between Perfomex and the Company, effective April 1, 2024.
Perfomex provides onshore operational and technical support services to the Company for two rigs operating in Mexico. These expenses were recognized as "Rig operating and maintenance expenses" in the Consolidated Statements of Operations and for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Onshore Operational and Technical Support - Perfomex	3.6	1.6	0.4
Total	3.6	1.6	0.4
Repayment of loans from our equity method investments for the years ended December 31, 2024, 2023 and 2022 consisted of the following (1):

	As of December 31,
(In $ millions)	2024	2023	2022
Perfomex	—	(9.8)	—
Total	—	(9.8)	—
(1) Repayment of loans from our equity method investments is included in "Equity method investments" in the Consolidated Balance Sheets (see Note 7 - Equity Method Investments).

Receivables: The balances with the joint ventures as of December 31, 2024 and 2023 consisted of the following:

	As of December 31,
(In $ millions)	2024	2023
Perfomex	85.1	92.4
Perfomex II	—	2.6
Total	85.1	95.0
b) Transactions with Other Related Parties
Additional paid in capital: The transactions with other related parties for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Magni Partners Limited (1)	—	0.6	1.6
Total	—	0.6	1.6
(1) The above relates to fees directly attributable to the Company's Equity Offerings in October 2023 and August 2022 and have been recognized in "Additional paid in capital" in our Consolidated Balance Sheets.
Expenses: The transactions with other related parties for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2024	2023	2022
Front End Limited Company (1)	3.4	2.7	—
Magni Partners Limited (2)	—	0.6	0.5
Drew Holdings Limited (3)	—	1.0	—
Total	3.4	4.3	0.5
(1) Front End Limited Company ("Front End") owns 3% of Borr Arabia Well Drilling LLC, an entity that is consolidated by Borr Drilling Limited and incorporated in the Kingdom of Saudi Arabia (the "KSA"). Front End is an agent and party to a Management Agreement with Borr Arabia Well Drilling LLC to provide management services in the KSA, for which it receives a management fee.
(2) Magni Partners Limited ("Magni") is a party to a Corporate Services Agreement with the Company, pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Magni. Effective January 1, 2024, the fixed element of the agreement was terminated, while the remaining terms of the agreement continue to remain in force.
(3) Drew Holdings Limited ("Drew") is wholly owned by Drew Trust, a non-discretionary trust established in Bermuda in which Mr. Tor Olav Trøim, the Chairman of our Board, is the beneficiary. In January 2023 Drew entered into a Share Lending Framework Agreement ("SLFA") with the Company and DNB Markets for the purposes of facilitating investors’ hedging activities in connection with the $250.0 million Senior Unsecured Convertible bonds due in 2028. In order to make the Company's shares available for lending, and only until a certain number of new shares were issued by the Company in connection with such lending arrangement, Drew made up to 15 million shares available to DNB Markets under the SLFA to facilitate such lending to the convertible bond investors requiring such hedging activities. Under the terms of the SLFA, the Company incurred fees payable to Drew for the shares available for lending. As at December 31, 2023, Drew was no longer a party to the SLA (see Note 26 - Stockholders' Equity).

In addition, in January 2023, the Company recognized $1.3 million payable to Magni under a Call-off Contract to cover direct costs related to assistance in relation to the Unsecured Convertible Bonds and Secured Bonds completed in February 2023 and in November 2023, the Company recognized $1.0 million payable to Magni under a Call-off Contract to cover direct costs related to assistance in relation to 2028 and 2030 Notes completed in November 2023. As these costs are directly attributable to the issuance of these bonds, these amounts were recognized as deferred finance charges, presented as a reduction to the carrying value of the associated facilities and are amortized over the term of the facilities as "Interest Expense" in the Consolidated Statements of Operations.
Note 26 - Stockholders' Equity

As of December 31, 2024, our shares were listed on the NYSE. In October 2024, at a Special General Meeting of the Company, a resolution was passed to approve the delisting of the Company's common shares from the OSE, and to authorize the Board of Directors to take the necessary steps to implement the delisting, including filing an application with the OSE. The Company filed the delisting application with the OSE on October 2, 2024 which was approved by the OSE on November 1, 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024.

Authorized share capital

(number of shares of $0.10 each)	2024	2023
Authorized shares: Balance at the start of the year	315,000,000	255,000,000
Increases:
February 23,2023	—	60,000,000
Authorized shares: Balance at the end of the year	315,000,000	315,000,000

Issued Share Capital

(number of shares of $0.10 each)	2024	2023
Issued : Balance at the start of the year	264,080,391	229,263,598
Shares issued (1)	—	8,816,793
Share issued and subsequently repurchased (2)	—	26,000,000
Issued shares: Balance at the end of the year(3)	264,080,391	264,080,391

Outstanding Share Capital

(number of shares of $0.10 each)	2024	2023
Issued shares	264,080,391	264,080,391
Treasury shares	19,153,570	11,498,355
Outstanding shares	244,926,821	252,582,036

(1) No shares were issued for the years ended December 31, 2024, details of shares issued in December 31, 2023 are as follows:

Date of Issue	Type of Listing	Exchange	Shares Issued	Price per Share ($)	Gross Proceeds ($ millions)
October 24, 2023	Private placement	Oslo	7,522,838	6.65	50.1
Various (ATM Sales) (4)	US public offering	NYSE	1,293,955	7.53	9.7
			8,816,793		59.8

(2) During the year ended December 31, 2023, the Company issued 15.0 million shares, 10.0 million shares and 1.0 million of shares, of par value $0.10 each on January 31, 2023, February 24, 2023 and August 16, 2023 respectively, which were subsequently repurchased into treasury.

(3) As of December 31, 2024, our shares were listed on the NYSE. As at December 31, 2023, our shares were listed on the OSE and NYSE.

(4) In July 2021, the Company entered into an Equity Distribution Agreement with Clarksons for the offer and sale of up to $40.0 million of common shares of the Company through an ATM program. During the year ended December 31, 2023, the Company issued 1,293,955 shares raising gross proceeds of $9.7 million and net proceeds of $9.6 million, with compensation paid by the Company to Clarksons of $0.1 million.

Treasury Shares

(number of shares of $0.10 each)	2024	2023
Treasury shares : Balance at the start of the year	11,498,355	315,511
Share issued and subsequently repurchased	—	26,000,000
Shares bought back (1)	5,086,786	125,000
Shares returned / (lent) under the Share Lending Agreement (2)	3,582,581	(14,443,270)
Shares issued on exercise of share options(3)	(901,372)	(410,302)
Shares issued as compensation (4)	(112,780)	(88,584)
Treasury shares : Balance at the end of the year	19,153,570	11,498,355

(1) On December 8, 2023 the board approved a share repurchase program for the Company’s shares, to be purchased in the open market and limited to a total amount of $100 million. On November 6, 2024 the board authorized the commitment to repurchase $20 million of shares under this plan before December 31, 2024. In November we acquired 2,466,281 shares on both NYSE and OSE for an aggregate price of $10.0 million and in December 2024, we acquired a further 2,620,505 shares on the NYSE and OSE at an aggregate price of $9.9 million. In December 2023, we acquired an aggregate of 125,000 shares on the NYSE at an aggregate price of $0.8 million.

(2) As of December 31, 2024, the Company had loaned 10,860,689 shares (December 31, 2023: 14,443,270 shares) to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE (see "Share Lending Agreement").

(3) The Company issued 1.0 million shares of par value $0.10 each on August 16, 2023, which were subsequently repurchased into treasury to be used solely for issuances in connection with the exercise of share options under the Company’s existing share option program. The Company has issued 589,698 and 410,302 of these treasury shares in the years ended December 31, 2024 and 2023, respectfully, in connection with our Borr Scheme (see Note 22 - Share Based Compensation) following the exercise of a similar number of share options. During the year ended December 31, 2024 a further 311,674 shares were issued from Treasury shares which had been bought back between 2018 and 2023. The book value of the shares bought back to settle share options was $7.4 million, we received exercise proceeds of $0.7 million and the fair value of the these share options issued was $0.2 million which was recognized in "General and administrative expenses" and "Rig operating and maintenance expenses" in the Consolidated Statements of Operation (see Note 22 - Share Based Compensation as it relates to the 2021 and 2022 stock option plans). We recognized the loss on issuance of these treasury shares of $6.5 million as a reduction in "Additional Paid in Capital" in the Consolidated Balance Sheets as at December 31, 2024.

(4) During the years ended December 31, 2024 and December 31, 2023, the Company issued 112,780 and 88,584 common shares in relation to Director compensation. The value on the date of issuance of $0.7 million and $0.5 million, respectively, has been recognized in "General and Administrative expenses" in the Consolidated Statements of Operations (see Note 22 - Share Based Compensation as it relates to the 2024 and 2023 issuance of common shares in settlement of RSUs). The book value of the treasury shares issued was $0.6 million and $2.8 million respectively, as these shares had been bought back in 2023 and 2018. The gain on issuance of the treasury shares of $0.1 million for the year ended December 31, 2024 and the loss on issuance of the treasury shares of $2.4 million for the year ended December 31, 2023 has been recognized as an increase/reduction in "Additional Paid in Capital" in the Consolidated Balance Sheets as at December 31, 2024 and December 31, 2023.

Share Lending Agreement

In connection with the $250.0 million Convertible Bonds (see Note 19 - Debt), in January 2023, the Company entered into a SLFA with DNB Markets ("DNB") and Drew Holdings Limited ("Drew") with the intention of making up to 25.0 million common shares ("Issuer Lending Shares") available to lend to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities on the OSE. The SLFA contains a provision that the Issuer Lending Shares be available only for trading on the OSE. At the date of the execution of the SLFA, the Company did not have a sufficient number of common shares available for trading on the OSE and therefore began the process of issuing new shares and making them available for trading on the OSE by way of a listing prospectus (the “Prospectus Event”).

The Company and Drew, a shareholder of the Company, separately entered into a Share Loan Agreement (“SLA”) in which Drew would make up to 15.0 million of its shares available to DNB (“Drew Shares”) until the Prospectus Event. During this period, the Company would lend to Drew 15.0 million of its shares that were not yet available for trading on the OSE. On April 19, 2023, Drew returned such shares back to Borr. In addition, DNB borrowed an equivalent amount of Drew Shares from Borr to redeliver these shares back to Drew (the “Settlement”). Upon the Settlement, Drew ceased to be a party to the SLA.

The "Loan Period" of the SLFA is defined as the earlier of (a) the date the SLFA is terminated (b) any date the convertible bonds are either redeemed or converted into the Company’s shares in full and (c) the maturity date of the convertible bond in 2028. At the expiration of the Loan Period, DNB must return all of the Issuer Lending Shares back to Borr. During the Loan Period, if an investor returns any lending share to DNB, DNB shall return such lending shares back to the Company immediately. The Company receives no proceeds from lending out the Issuer Lending Shares to DNB. DNB charges each investor a lending fee of a maximum of 0.5% per annum in which for the first six months from the date of the SLFA, the Company agreed to Compensate DNB so that the lending fee DNB receives in total is 1.0% per annum. There are no dividends paid to DNB as a result of lending out the Issuer Lending Shares.

At issuance, the share lending agreement was accounted for under ASC 470-20 as a "Deferred Finance Charge" of the $250.0 million Convertible Bonds, with an offset to "Additional Paid in Capital" in the Consolidated Balance Sheets. The share lending agreement was measured at a fair value in accordance with ASC 820 at inception and the Company recognized $12.4 million accordingly.

Under the terms of the SLA, the Company incurs fees payable to Drew which are calculated based on the market-based value of the borrowed shares by DNB from Drew at the interest rate of the New Convertible Bonds. During the year ended December 31, 2023 fees of $1.0 million were incurred (see Note 25 - Related Party Transactions).

As noted above, upon approval of Company's delisting application by the OSE, the last trading day of the Company's common shares on the OSE was December 30, 2024. Prior to the delisting, the Company sought consent from the bondholders of the unsecured convertible bond due in 2028 to amend the bond terms so that effective from the delisting date, the bond become convertible into shares listed on the NYSE (in lieu of shares listed on the OSE) (see Note 19 - Debt). In addition the Company sought consent from the bondholder to amend the terms of the SLFA so that no new or additional share loans be made available under the SLFA and that the aggregate number of shares available to be loaned under the SLFA be reduced to the number of shares on loan as at the delisting date.

As of December 31, 2024 and December 31, 2023, the Company had loaned 10,860,689 and 14,443,270 shares, respectfully to DNB for the purposes of allowing the holders of the New Convertible Bonds to perform hedging activities.

As of December 31, 2024, the unamortized amount of the issuance costs associated with the SLFA was $2.5 million ($2.5 million as at December 31, 2023) included in "Short-term debt" and $5.2 million ($7.6 million as at December 31, 2023) included in "Long-term debt" in our Consolidated Balance Sheets. During the year ended December 31, 2024 and December 31, 2023 $2.5 million and $2.3 million of amortization of issuance costs associated with the SLFA was recognized in "Interest expense" in the Consolidated Statements of Operations.

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

Cash Distributions

During the years ended December 31, 2024 and December 31, 2023, the Company declared the following cash distributions from the Company's contributed surplus account.

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share ($)	Total Cash Distributions ($ millions)
December 22, 2023	January 22, 2024	0.05	11.9
February 22, 2024	March 18, 2024	0.05	11.9
May 22, 2024	June 17, 2024	0.10	23.9
August 14, 2024	September 6, 2024	0.10	23.9
November 6, 2024	December 16, 2024	0.02	4.7
Total		0.32	76.3
(1) Date on or around payment to shareholders.

No cash distributions were declared for the year ended December 31, 2022.
Note 27 - Subsequent Events
In January 2025, the Company entered into an agreement with its major Mexican customer to receive payment settlement for approximately $125 million related to outstanding receivables for an agreed financing fee.
On February 19, 2025, the Company declared a cash distribution of $0.02 per share, which was paid to our shareholders in March 2025.
Following the payment of a $0.02 per share cash distribution in each December 2024 and March 2025, the adjusted conversion price for the convertible bonds is $6.9376 per share, with the current outstanding principal amount of the Convertible Bonds convertible into 34,507,611 shares.