Form 20-F
period 2025-12-31
Borr Drilling Ltd
filed 2026-03-26
CIK 1715497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition periods from ______________________ to______________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________________
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
As of December 31, 2025, there were 307,215,419 common shares outstanding.
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
Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐         Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.    ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐ No ☐

NOTE ON THE PRESENTATION OF INFORMATION
We have prepared this Annual Report on Form 20-F (“Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Annual Report, unless the context otherwise requires, (i) references to “Borr Drilling Limited”, “Borr Drilling”, the “Company”, the “Registrant”, “we”, “us”, “Group”, “our” and similar words refer to Borr Drilling Limited and its consolidated subsidiaries, (ii) references to our “Board” or “Board of Directors” refer to the board of directors of Borr Drilling Limited and “Director” or “Directors” refers to a member or members of the Board, (iii) references to our “Memorandum”, or the “Bye-Laws”, each provision thereof a “Bye-Law,” refer to the Memorandum of Association and the Amended and Restated Bye-Laws of Borr Drilling Limited, respectively, each as in effect from time to time, (iv) references to our “2028 Notes” refer to our senior secured notes due 2028, (v) references to our “2030 Notes” refer to our senior secured notes due 2030, (vi) references to the “Notes” refer to the 2028 Notes and 2030 Notes collectively, (vii) references to the “Convertible Bonds” refer to our convertible bonds due in 2028, (xiii) references to our “Shares” refer to our common shares, par value $0.10 per share, (ix) references to our “joint ventures” refers to Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”) as the context may require, (x) references to “Paragon” refer to Paragon Offshore Limited, (xi) references to “Granular” or “Granular Capital” refers to “Granular Capital Limited”, (xii) references to “Magni” or “Magni Partners” refers to Magni Partners Limited and (xiii) references to “Drew” refer to Drew Holdings Ltd.
References in this Annual Report to (i) the “U.S.” refers to the United States, (ii) the “SEC” refers to the U.S. Securities and Exchange Commission, (iii) “U.S. GAAP” refers to the accounting principles generally accepted in the U.S. and (iv) the “Exchange Act” refers to the Securities Exchange Act of 1934.
PRESENTATION OF FINANCIAL INFORMATION
We prepare financial statements in accordance with U.S. GAAP and all financial information included in this Annual Report is derived from our U.S. GAAP consolidated financial statements, except as otherwise indicated.
Our consolidated financial statements included in this Annual Report consist of our Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income / (Loss), Consolidated Statements of Cash Flows and Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023 and Consolidated Balance Sheets as of December 31, 2025 and 2024 (“Audited Consolidated Financial Statements”). We present our consolidated financial statements in U.S. dollars.
Unless otherwise indicated, all references to “U.S.$” and “$” in this Annual Report are to, and amounts are presented in, U.S. dollars. All references to “€”, “EUR”, or “Euros” are to the single currency of the European Monetary Union, all references to “£”, “GBP”, or “Pounds” are to British pounds sterling.
NON-U.S. GAAP FINANCIAL INFORMATION
In this Annual Report, we present Adjusted EBITDA, as defined under “Item 5.A. Operating Results”, which is a non-GAAP financial measure.
We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods, where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. Additionally, we believe that Adjusted EBITDA and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. Moreover, our management uses Adjusted EBITDA in presentations to our Board to provide a consistent basis to measure operating performance of our business, as a measure for planning and forecasting overall expectations, for evaluation of actual results against such expectations and in communications with our shareholders, lenders, bondholders, rating agencies and others concerning our financial performance.
Adjusted EBITDA as used herein represents net income adjusted for: depreciation of non-current assets; (loss) / income from equity method investments; total financial expenses, net; and income tax expense.
We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.
MARKET AND INDUSTRY DATA
In this Annual Report, we present certain market and industry data. Certain information contained in this Annual Report regarding our industry and the markets in which we operate is based on our own internal estimates and research or on third-party services which we believe to be reliable. Unless otherwise indicated, the basis for any statements regarding our competitive position in this Annual Report is based on our own assessment and knowledge of the market in which we operate. Forward-looking information obtained from third-party sources is subject to the same qualifications and the uncertainties regarding the other forward-looking statements in this Annual Report.
Market data and statistics are inherently predictive and subject to uncertainty and do not necessarily reflect actual market conditions. As a result, investors should be aware that statistics, statements and other information relating to markets, market sizes, market shares, market positions and other industry data set forth in this Annual Report, including in the section entitled “Item 4.B. Business Overview—Industry Overview”, and any projections, assumptions and estimates based on such data, may not be reliable indicators of our future performance and the future performance of the offshore drilling industry. See the sections entitled “Item 3.D. Risk Factors” and “Special Note Regarding Forward-Looking Statements”.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report includes, and any other written or oral statements made by us or on our behalf relating to the Annual Report of the information contained herein may include, forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “anticipate”, “aim”, “believe”, “continue”, “estimate”, “expect”, “intend”, “likely”, “may”, “should”, “target”, “will”, the negative of such terms, and other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, liquidity requirements, strategy and financial needs. These forward-looking statements appear in a number of places in this Annual Report and include statements about:
•plans, objectives, goals and strategies;
•outlook, prospects, future events or expected performance;
•expected market outlook and industry trends, including oil and gas price trends and activity levels for exploration, drilling and shallow-water drilling in the oil and gas industry;
•the market perception of shallow-water drilling and other production methods;
•our fleet and its prospects including drilling contracts and contract terms, tender activity and new tenders, plans regarding rig deployment and expected commencement dates and duration of new contracts;
•day rates, contract backlog, expected utilization of rigs, expected contracting and operation of our jack-up rigs, and other underlying assumptions relating to our future estimates;
•expected financial results and performance;
•dividend policy;
•our share repurchase program;
•our joint ventures, including plans, strategy and expected payments;
•competitive advantages and business strategy, including our industry footprint, drilling industry relationships and aim to establish ourselves as the preferred provider in the industry;
•climate change matters and energy transition, our commitment to safety and the environment;
•compliance with laws and regulations;
•expected sources of liquidity and funding, and statements about funding requirements;
•factors affecting results of operations;
•expected adoption of new accounting standards and their expected impact;
•the statements in the sections entitled “Item 4.B. Business Overview—Industry Overview” and “Item 5.D. Trend Information”; and
•other non-historical statements.

The forward-looking statements in this Annual Report (and any written or oral statements relating to this report and the information contained herein) are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:
•risks relating to our business and industry, including risks relating to industry conditions, competition, supply and demand, tendering activity and day rates;
•fluctuations in oil and gas prices, including as a result of the military actions in the Middle East;
•risks relating to our jack-up rigs operating under contract, including potential suspensions or delays;
•the impact of new or reactivated rigs on the market, tenders, contract awards, rig mobilization and contract backlog, including the cancellation of drilling contracts currently included in reported contract backlog;
•costs of maintenance and the impact of special periodic surveys on the performance of our drilling rigs, including shipyard works and other delays;
•risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations, and through issuance of additional debt or equity;
•risks relating to our debt instruments, the ability to obtain adequate financing for our business plans, debt service obligations and other liquidity requirements, including risks relating to our ability to comply with covenants and obtain any necessary waivers, the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and our other obligations as they fall due, risks relating to our Convertible Bonds, 2028 Notes and 2030 Notes, our credit facilities and seller’s credit, risks relating to future debt financings, including that they may not be available on acceptable terms or at all, and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern;
•fluctuations in interest rates or exchange rates;
•the impact of global economic and financial market conditions and inflation;
•changes in legal and regulatory matters, regulation by competent authorities or governmental regulations that affect the Company, the jurisdictions in which we operate or the operations of the Company’s fleet;
•changes in tax laws, treaties and regulation, tax assessments and liabilities for tax issues, in the jurisdictions in which we operate;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for oil and gas;
•global health threats, pandemics and epidemics;
•risks relating to military action and geopolitical conflicts, including the military actions in the Middle East, and any related sanctions, and their impact on our business;
•our ability to successfully complete and realize the intended benefits of any mergers, acquisitions or divestitures, including the recent acquisition of five rigs;
•risks relating to delay in payment from customers or the risk that our customers do not comply with their contractual obligations;
•the risk of delays in payments from customers in Mexico and consequent payments to us (or our joint ventures);
•our ability to maintain relationships with suppliers, customers, employees and third parties, and our ability to attract and retain skilled personnel on commercially reasonable terms;
•losses on impairment of long-lived fixed assets;
•limitations on insurance coverage and risks relating to insurance coverage cancellations or increased insurance premiums;
•the occurrence of cybersecurity incidents or other breaches to our information technology systems including our rig operating systems or failure to comply with national and international regulations related to privacy, data protection and information security;
•statements relating to our recently announced agreement to acquire five rigs through a joint venture; and
•other risks described in “Item 3.D. Risk Factors”.

Given these risks and uncertainties, undue reliance should not be placed on forward-looking statements as a prediction of actual results.

Any forward-looking statements that we make in this Annual Report (and any related written or oral discussions) speak only as of the date of such statements and we caution readers of this Annual Report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this Annual Report (and any related written or oral discussions) should not be construed as exhaustive. New factors emerge from time-to-time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

This Annual Report, and each of the documents filed as exhibits to the Annual Report, should be read completely, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from those contemplated by the forward-looking statements contained herein.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.[RESERVED]
B.CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

7

D.RISK FACTORS
Our business, financial condition, results of operations and liquidity can suffer materially as a result of any of the risks described below. While we have described all of the risks we consider material, these risks are not the only ones we face. We are also subject to the same risks that affect many other companies, such as technological obsolescence, labor relations, geopolitical events, climate change and risks related to conducting international operations. Additional risks not known to us or that we currently consider immaterial may also adversely impact our business. Our business routinely encounters and addresses risks, some of which may cause our future results to be different—sometimes materially different—than we presently anticipate. Some of the factors and events discussed as potential risks or outcomes may have occurred previously. Any such disclosure does not constitute a representation that such factors, events, or contingencies have or have not occurred in the past; it is provided because their potential future occurrence could have a material adverse effect on our business.
SUMMARY OF KEY RISKS
•Risk factors related to our business and industry include:
◦The offshore drilling industry and jack-up drilling market historically has been highly cyclical, with periods of low demand and/or oversupply that could result in adverse effects on our business.
◦The offshore drilling industry and the jack-up drilling market are highly competitive, with periods of excess rig availability which reduce dayrates and could result in adverse effects on our business.
◦The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.
◦Global geopolitical tensions and instability, supply disruptions, inflation, global economic conditions and volatility in the financial markets create heightened volatility in oil and natural gas prices that could result in adverse effects on our business.
◦Global, international and national trends in renewable energy-based infrastructure and power supply and generation may cause long-term demand for our customers’ products to fall, and in turn affect the demand for our services.
◦Down-cycles in the offshore drilling industry and other factors may affect the market value of our jack-up rigs.
◦Growing importance of Artificial Intelligence in the oil and gas industry.
◦We may not be able to renew contracts as they expire, and our customers may seek to cancel, suspend or renegotiate their contracts, particularly in response to unfavorable industry conditions.
◦We may be unable to obtain favorable contracts for our jack-up rigs.
◦ Our Contract Backlog may not be realized.
◦We may be obligated to fund cash calls from our joint ventures in Mexico in order to fund working capital, capital expenditure outlays or any shortfalls, due to delays in invoices being approved and paid by customers.
◦Mergers, acquisitions and divestiture activity among oil and gas industry participants could impact our business.
◦We are exposed to the risk of default or material non-performance by customers.
◦Our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including preparation costs, relocation costs, operating and maintenance costs and reactivation costs, including where our jack-up rigs incur idle time between assignments.
◦Inflation may adversely affect our operating results.
◦The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry demands increase.
◦If we are unable to attract and retain highly skilled personnel who are qualified and able to work in the locations in which we operate it could adversely affect our operations.
◦We are exposed to the risk of default or material non-performance by subcontractors.
◦The recent acquisition of five new rigs will increase the size of our fleet and the risks we face in our business.
◦We face risks in connection with the recently announced agreement to acquire five rigs through a new joint venture.

•Risk factors related to applicable laws and regulations include:
◦Compliance with, and breach of, the complex laws and regulations (including applicable economic sanctions) governing international drilling trade could be costly, expose us to liability and adversely affect our operations.
◦Local content requirements may increase the cost of, or restrict our ability to, obtain needed supplies or hire experienced personnel, or may otherwise affect our operations.
◦The obligations of being a public company, including compliance with the reporting requirements of the Exchange Act and rules of the New York Stock Exchange (“NYSE”) Listed Company Manual, the Norwegian Securities Trading Act and the Euronext Growth Oslo Rules require certain resources and causes us to incur additional costs.
◦We are subject to complex environmental laws and regulations that can adversely affect us.
◦Privacy, data protection and information security regulations could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, as well as have an impact on our reputation.
◦A change in tax laws in any country in which we operate may adversely affect our financial results.
◦Climate change and the regulation of greenhouse gases could have a negative impact on our business.
◦Increasing attention to sustainability, environmental, social and governance matters may impact us.
◦Any violation of anti-bribery or anti-corruption laws and regulations could have a negative impact on us.
•Risk factors related to our financing arrangements include:
◦We have significant debt maturities in the coming years.
◦Future cashflows may be insufficient to meet obligations under the terms of our existing bonds and loans and could impact our ability to operate our business.
◦Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.
◦As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, we may not be successful in doing so.
◦We are subject to restrictive debt covenants that may limit our ability to finance our future operations and capital needs and to pursue business opportunities and activities.
◦We may require additional financing for working capital or other requirements and we may not be able to arrange the required or desired financing.
•Risk factors related to our common shares include:
◦The price of our common shares has fluctuated widely, and you could lose all or part of your investment.
◦Future sales of our equity securities in the public market, or the perception that such sales may occur, could reduce our share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
◦We cannot guarantee we will pay dividends/cash distributions in any specified amounts or particular frequency or at all.
◦If we are a “passive foreign investment company” for U.S. federal income tax purposes for any taxable year, U.S. Holders of our common shares may be subject to adverse tax consequences.

RISK FACTORS RELATED TO OUR BUSINESS AND INDUSTRY
The offshore drilling industry and jack-up drilling market historically has been highly cyclical, with periods of low demand and/or oversupply that could result in adverse effects on our business.
The jack-up drilling market historically has been highly cyclical, with activity primarily related to the demand for, and the available supply of, jack-up rigs. Demand for jack-up rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies, which is beyond our control. It is not unusual for jack-up rigs to be unutilized or underutilized for significant periods of time and subsequently resume full or near full utilization when business cycles improve as evidenced by industry trends in recent years. During historical industry periods of high utilization and high dayrates, industry participants have ordered new jack-up rigs, which resulted in an oversupply of jack-up rigs worldwide. During periods of supply exceeding demand, jack-up rigs may be contracted at or near cash breakeven operating rates for extended periods of time, and in recent years oversupply has resulted in idling (or “stacking”) of rigs until dayrates increase when the supply/demand balance is restored or occasionally rigs are retired or scrapped. In prior years there has been an oversupply of jack-up rigs, which impacted utilization and dayrates, and while this oversupply has eased in recent years, we may again face an oversupply of jack-up rigs in the event market demand declines. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. There are 11 rigs under construction, and we believe that most of the newbuild jack-up rigs under construction do not have drilling contracts in place, meaning that such rigs, upon delivery, would be expected to compete with other rigs in the global feet, including ours. Demand for our contract drilling services and the dayrates for those services impacts our operations and operating results, and any industry downturn would adversely affect our business, financial condition, results of operations and cash flow.
Activity in the oil and gas industry impacts demand in the offshore drilling industry. The oil and gas industry downturn in recent years has resulted in many operators idling rigs and a number of our rigs were not in operation for significant periods in 2021, which in turn impacted dayrates for those rigs that were active. Since this downturn, the Company has experienced an increase in the number of contracted/committed rigs, which stood at 22 on December 31, 2023, 2024 and 2025 (excluding the additional five rigs we acquired in January 2026, of which three are contracted to the seller of the rigs). However, several of our contracts are short term in nature, and the number of working and contracted rigs could reduce in the event that industry conditions deteriorate and/or the Company fails to maintain existing drilling contracts, renew or secure further contracts for these rigs or in the event of suspensions of, or terminations of drilling contracts. A prolonged period of reduced demand and/or excess jack-up rig supply may require us to idle or dispose of jack-up rigs or to enter into low dayrate contracts or contracts with unfavorable terms. Any decline in demand for services of jack-up rigs, could have a material adverse effect on our business, financial condition, results of operations and cash flow. With the acquisition of five rigs in January 2026 (“Newly Acquired Rigs”), our fleet size has increased to 29 rigs, and the risk exposures we face with respect to industry cyclicality will increase with this larger fleet.
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
A decline in demand could reduce utilization and dayrates. Six, eight and zero newbuild jack-up rigs were delivered during 2023, 2024 and 2025, respectively, representing an approximate 1.86%, 1.04% and 0% increase in the total worldwide fleet of competitive offshore jack-up drilling rigs since the end of such years. As of December 31, 2025, there were 11 newbuild jack-up rigs reported to be on order or under construction. The risk exposures we face with respect to periods of excess availability will increase with the recent addition of five rigs to our fleet.
The success of our business largely depends on the level of activity in the oil and gas industry, which can be significantly affected by volatile oil and natural gas prices.
The success of our business largely depends on the level of activity in offshore oil and natural gas exploration, development and production, which may be affected by oil and gas prices and conditions in the worldwide economy. Oil and natural gas prices, and market expectations of potential changes in these prices, significantly affect the level of drilling activity. Historically, when drilling activity and operator capital spending decline, utilization and dayrates also decline and drilling may be reduced or discontinued, resulting in an oversupply of drilling rigs. Over the past decade, crude oil prices have been volatile and started to steeply decline in late 2014, after reaching prices of over $100 per barrel in 2014, and dropped to as low as approximately $19 per barrel in April 2020. Brent oil prices ranged from approximately $70.31 to $93.12 in 2024, to between $58.92 to $80.79 in 2025. Oil prices have continued to experience significant volatility in part due to actions of the Organization of the Petroleum Exporting Countries (“OPEC”) and other non-member oil and gas producing nations, volatility in global financial markets and other oil and gas producers and production cuts, and other factors. In addition, increases in oil prices do not necessarily translate into increased drilling activity because our customers take into account a number of considerations when they decide to invest in offshore oil and gas resources, including expectations regarding future oil prices and demand for hydrocarbons, which typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may in the future have, a material effect on demand for our rigs.
We may experience insufficient demand if long-term oil prices decline below current levels and/or rig supply remains at or increases above current levels. Continued volatility in oil and natural gas prices or price reductions may cause our customers to reduce their level of activity and capital spending, in which case demand for our services may decline and our results of operations may be adversely affected through lower rig utilization and/or low dayrates. Numerous factors may affect oil and natural gas prices and demand for our services, including:
•current and expected regional and global economic conditions and changes therein, including volatility in financial markets and the effects of inflation;
•oil and natural gas supply and demand;
•current expectations regarding future energy prices;
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
•a reduction of capital spending and activities in the oil and gas sector by our customers
•investments into green energy projects, leading to less focus on oil and natural gas production growth;
•inventory levels, and the cost and availability of storage and transportation of oil, gas and their related products;
•capital allocation decisions by our customers, including the relative economics of offshore development versus onshore prospects;
•the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat, on global economic activity and therefore on oil prices, cross border trade restrictions, employees’ ability and willingness to work, oil supply and demand, and resource owners’ ability to deliver future projects;
•advances in exploration and development technology;
•costs associated with exploration, developing, producing and delivering oil and natural gas;
•the rate of discovery of new oil and gas reserves and the rate of decline of existing oil and gas reserves;
•trade policies and sanctions imposed on oil-producing countries or the lifting of such sanctions, including sanctions resulting from the Russian military invasion of Ukraine and the current conflicts and hostilities in the Middle East;
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
•disruption to exploration and development activities due to national disasters, hurricanes and other severe weather conditions, war and other military conflicts and the risks related thereto;
•incidents resulting from operating hazards inherent in offshore drilling, such as oil spills;
•the worldwide social and political environment, including uncertainty or instability resulting from changes in political leadership and environmental policies;
•geopolitical-social views toward fossil fuels and renewable energy and changes in investors’ expectations regarding environmental, social and governance matters; and
•the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, including the Russian military invasion of Ukraine, the current conflicts and hostilities in the Middle East and tensions between the U.S., Russia and China, and the Venezuela conflicts or other instability or crises in oil or natural gas producing areas or geographic areas in which we operate, or acts of terrorism.
The industry has historically experienced significant volatility in capital spending and drilling activity, including declines in capital spending and cancelled or deferred drilling programs by many operators. Oil and gas prices have remained volatile. In addition, higher oil and gas prices may not necessarily translate into sustained increased activity, and even during periods of high oil and gas prices, customers may cancel, suspend or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. Although, historically, higher sustained commodity prices have generally resulted in increases in offshore drilling activity, short-term or temporary increases in the price of oil and gas will not necessarily result in a sustained increase in offshore drilling activity or a sustained increase in the market demand for our rigs as the timing of commitment to offshore activity in a cycle depends on project deployment times, reserve replacement needs, availability of capital and alternative options for resource development, among other things. For example, the recent increase in oil prices following hostilities in the Middle East may not result in increased demand for drilling services. Drilling activity can also be affected by availability, access to, and cost of equipment to perform work.
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
Moreover, there has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. An extended period of adverse conditions or developments in the outlook for the world economy could reduce the overall demand for oil and gas and therefore demand for our services. Supply chain disruptions, inflation, high interest rates, global economic conditions and volatility in the financial markets, the Russian invasion of Ukraine and related sanctions, the conflicts and hostilities in the Middle East and other impacts have caused, or may cause, significant adverse impacts on the global economy and we do not know when this trend will improve or how long an improving trend will last.
These factors could impact our revenues and profits, our future growth prospects as well as our liquidity and ability to meet debt repayment obligations or to comply with covenants in debt instruments. Any significant decline in dayrates or utilization of our rigs could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital, including our indebtedness, and obtain insurance coverage that we consider adequate or are otherwise required by our contracts.
Global geopolitical tensions and instability, supply disruptions, inflation, global economic conditions and volatility in the financial markets create heightened volatility in oil and natural gas prices that could result in adverse effects on our business.
Global geopolitical tensions and instability, supply disruptions, inflation, concerns of a global recession and volatility in financial markets, have, and may continue to, result in continued or even higher levels of volatility in the oil and gas prices that impact our business. We largely depend on the level of activity in the oil and gas industry and such price volatility, including market expectations of potential changes in these prices, may significantly affect the level of drilling activity. Conflicts, including the Russian invasion of Ukraine and conflicts, broader instability and geopolitical tensions in regions such as the Middle East and Venezuela, coupled with supply disruptions and elevated interest rates, have and may continue to exacerbate inflation, contribute to significant volatility in commodity prices, credit and capital markets, and have resulted, or may continue to result in, substantial disruptions within global supply chains. The sanctions and other penalties imposed on Russia by the U.S., E.U. and other countries, including restricting imports of Russian oil, liquefied natural gas and coal have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in oil prices, inflation and financial markets. This could have a material adverse effect on our business, financial condition, results of operations and cash flow, making it difficult to meet our debt repayment obligations and other liquidity requirements. Rising global geopolitical tensions arising from the conflicts, tensions and instability across the globe could also impact international trade and other relations, with a further effect on global oil and gas markets and levels of offshore exploration and development spending by oil and gas companies, which in turn could reduce our utilization, dayrates and our revenue. For example, the current hostilities in the Middle East have resulted in increased oil and gas price volatility and increases in prices may not be sustained and may not lead to increased drilling activity. In addition, sanctions including those imposed as a result of the military actions and related tensions could impose restrictions on our business and increase risk of non-compliance. For example, during 2025 we terminated drilling contracts with a customer that became subject to sanctions. In addition, any increase in the price of oil resulting from these and other conflicts and related sanctions may not result in increased demand for drilling services or any increase may not be sustained and may further contribute to the volatility in oil prices.
Global, international and national trends in renewable energy-based infrastructure and power supply and generation may cause long-term demand for our customers’ products to fall, and in turn affect the demand for our services.
Various global and transnational initiatives and trends exist, and continue to be proposed by governments, non-governmental organizations and companies, including power suppliers in particular, to hasten the long-term transition from fossil fuels to low or zero carbon alternatives, such as wind, water or hydrogen based power or fuel sources. We provide drilling services to customers who own and produce fossil fuels, and therefore where low or zero-based carbon policies are implemented in territories in which we operate or may be capable of operating in the future, there is a risk that demand for our customers’ products (namely oil and gas) could decline or fail to increase, and in turn the demand for our rigs and services could decline or fail to increase.
Current and future regulations relating to such initiatives relating to low or zero carbon alternatives and renewable energy transition may also result in increased compliance costs or additional operating restrictions on our business. Furthermore, such initiatives have resulted in adverse publicity for the oil and gas industry, including for customers to whom we provide services, and could in turn cause damage to our reputation.
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
Trends in the price of oil impact the spending for the services of jack-up rigs. Continued volatility in oil prices or further oil price down-cycles, may negatively impact customer demand. Adverse developments in the offshore drilling industry, including negative movements in the price of oil, can cause the fair market value of our jack-up rigs to decline. In addition, the fair market value of the jack-up rigs that we own or may acquire in the future, may decrease depending on a number of factors, including:
•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;
•developments in the global economy including oil prices and demand in the shallow-water offshore drilling industry, as well as any resurgence of pandemics and continuing or new geopolitical conflicts impacting our ability to operate rigs;
•the types, sizes and ages of our jack-up rigs;
•the supply and demand for our jack-up rigs;
•the costs of newbuild jack-up rigs;

•prevailing drilling services contract dayrates;
•government or other regulations; and
•technological advances.
If jack-up rig values fall significantly, we may have to record an impairment in our financial statements, which could affect our results of operations. Additionally, if we sell one or more of our jack-up rigs at a time when drilling rig prices have fallen, we may incur a loss on disposal and a reduction in earnings. With the recent acquisition of five rigs, increasing our fleet from 24 to 29 rigs, the risk exposures we face with respect to the market value of our rigs increases.
Our operations involve risks due to their international nature.
We operate in various regions throughout the world. As a result of our international operations, we are exposed to political and other uncertainties, including risks of:
•terrorist acts;
•armed hostilities, war, geopolitical instability and civil unrest or disturbances;
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
•import-export quotas or tariffs, wage and price controls, and the imposition of trade barriers by the U.S. or other countries;
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
In addition, international drilling operations are subject to various laws and regulations of the countries in which they operate, including laws and regulations relating to:
•repatriation of foreign earnings;
•taxation of offshore earnings and the earnings of expatriate personnel; and
•use and compensation of local employees and suppliers by foreign contractors.
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
We have been and continue to be from time to time subject to limitations on repatriation of cash derived from earnings in some of the countries in which we operate. Such limitations may result in a material adverse effect on our business, financial condition, results of operations and cash flow and our ability to service our indebtedness.
We also face risks in connection with sanctions regulations, including the application of sanctions regulations to our customers. For example, in 2025, one of our customers became subject to sanctions and as a result, we terminated two contracts with this customer.
Growing importance of Artificial Intelligence in the oil and gas industry.
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
The reliance on AI also introduces additional risks, such as potential system failures, inaccuracies in AI-generated insights, and increased exposure to cybersecurity threats. The increased use of AI by threat actors has heightened risks, as AI-driven cyberattacks can automate the discovery of vulnerabilities, generate highly convincing phishing attempts, and evade traditional detection methods. Regulatory scrutiny over AI technologies, including concerns about data privacy, algorithmic transparency, and ethical usage may further complicate our efforts to leverage AI. Non-compliance with evolving AI-related regulations could result in fines, penalties, or reputational harm.
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
In difficult market conditions, some of our customers may seek to suspend or terminate their agreements with us or to renegotiate our contracts using various techniques, including threatening breaches of contract, relying on force majeure clauses, and applying commercial pressure and we have experienced such suspensions and terminations in the past, and may experience such suspensions or terminations in the future. Some of our customers have the right to terminate their drilling contracts without cause in return for payment of an early termination fee or compensation to us for costs incurred up to termination. The general principle under our arrangements with customers typically is that any such early termination payment, where applicable, should compensate us for lost revenues less operating expenses for the remaining contract period. This typically results in approximately 50% to 100% of the outstanding backlog days becoming due upon early termination; however, any such payments may not fully compensate us for the loss of the drilling contract. Under certain circumstances, our contracts may permit customers to terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may seek to rely on special termination rights by law. Our customers themselves may have contracts terminated by their customer based on similar contractual provisions, putting pressure on our customers to terminate or renegotiate their agreements with us.
We are subject to the risk of (i) our customers choosing not to renew short-term contracts or drill option wells, (ii) our customers repudiating contracts or seeking to terminate contracts on grounds including extended force majeure circumstances or on the basis of assertions of non-compliance by us of our contractual obligations, (iii) our customers seeking to renegotiate their contracts to reduce the agreed dayrates and not complying with their payment or other obligations, (iv) customers seeking to cancel drilling contracts for convenience (with or without early termination payments); (v) our customers issuing temporary suspensions notices, which has occurred on multiple occasions recently; and (vi) customers becoming subject to sanctions. The Company has experienced such terminations or renegotiations in the past, and in the event of termination of a contract, early termination payments may not compensate the Company for the loss of the anticipated revenue from the relevant terminated drilling contract. For instance, in the spring of 2020, the Company experienced early terminations, suspensions and cancellation of contracts for six rigs. We also received a temporary suspension notice for two rigs in 2024, with these contracts being subsequently terminated. In 2025, we received suspension notices for four rigs, resulting in one termination and three rigs recommencing operations. Loss of contracts may have a material adverse effect on our business, financial condition, results of operations and cash flow. We also terminated contracts with one customer in 2025 when such customer became subject to sanctions.
We may be unable to obtain favorable contracts for our jack-up rigs.
If we are unable to secure contracts for our jack-up rigs as contracts expire, or for our newbuild rigs or acquired rigs, we may idle or stack these rigs, which means such rigs will not produce revenues but will require cash expenditures for crews, fuel, insurance, berthing and associated items. There is no assurance that we will secure drilling contracts for our newbuild rig, Var, which remains uncontracted, or for the Newly Acquired Rigs, two of which are currently uncontracted. Additionally, there can be no assurance that we will be able to secure new contracts for our other rigs as existing contracts expire, and any contracts that we do secure may be at lower or unattractive dayrates.
If new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms among our then-active fleet, or if our rigs remain uncontracted following the expiration of contracts, our business could be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract and we may be unable to push this risk down to other contractors or be unable or unwilling at competitive prices to insure against this risk, which will mean that we will need to bear this risk. Accepting such increased risk could lead to significant losses or us being unable to meet our liabilities in the event of a catastrophic event affecting any rig contracted on this basis.
Our Contract Backlog may not be realized.
The Contract Backlog presented in this Annual Report is only an estimate and some of our contracts are short-term. As of December 31, 2025, our Contract Backlog, which excludes the Newly Acquired Rigs and non-consolidated joint venture operations, was approximately $962.9 million and relates to 24 contracts, letters of intent and letters of award with firm terms expiring between 2025 and 2029. Actual expiry dates could be earlier or later.
The actual amount of revenues earned and the actual periods during which revenues are earned will be different from those contemplated by our Contract Backlog due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. We do not adjust our Contract Backlog for expected or unexpected downtime. However, some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee or compensation for costs incurred up to termination. Under certain circumstances, our contracts may permit customers to suspend contracts without payment or with reduced payment, or terminate contracts early without any termination payment either for convenience or as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues (typically after a specified remedial period), or sustained periods of downtime due to force majeure events beyond our control. In addition, state-owned oil company customers may seek to rely on special termination rights by law. If we or our customers are unable to perform under our or their contractual obligations or if customers exercise termination or suspension rights, this could lead to results that vary significantly from those contemplated by our Contract Backlog. In addition, we may not realize the expected revenue from the contracts that are currently in place with respect to three of the five Newly Acquired Rigs.

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
As a 51% shareholder in Perfomex and Performex II, we are obligated to fund any capital shortfalls associated with any cash calls issued to the shareholders, pursuant to the provisions of the shareholder agreements. If our joint ventures do not have sufficient working capital to operate the rigs, due to delays in invoice approval and payments from customers or other reasons, we may be required to fund working capital. Historically our joint ventures have experienced delays in invoices being approved and paid by Pemex, the ultimate customer, which can have a significant impact on our liquidity. This could have a significant adverse effect on our business, financial condition, results of operations and cashflow.
Mergers, acquisitions and divestiture activity among oil and gas industry participants could impact our business.
We have a limited number of customers and potential customers for our contract drilling services. Mergers among oil and gas exploration and production companies have further reduced the number of available customers, which may increase the ability of potential customers to achieve pricing terms favorable to them as the jack-up drilling market recovers. For the year ended December 31, 2025, the following customers accounted for 45% of our dayrate revenue, Eni S.p.A, PTT Exploration and Production Public Company Limited, Irish Energy Drilling Asset, DAC and Saudi Arabian Oil Company. As a result, loss of one or more customers could have a significant adverse effect on our financial condition, results of operations and cashflow.
Additionally, corporate consolidations among our competitors and customers could significantly alter industry conditions and competition within the industry. As a result, the acquisition of one or more of our primary customers or consolidations among our competitors may have a significant adverse effect on our business, financial condition, results of operations and cash flow. Consolidations in the industry may have an impact on prices, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.
We are exposed to the risk of default or material non-performance by customers.
We are subject to the risk of late payment, non-payment or non-performance by our customers. Certain of our customers may be highly leveraged and subject to their own operating and regulatory risks and liquidity risk, and such risks could lead them to seek to cancel, repudiate or renegotiate our drilling contracts or fail to fulfill their commitments to us under those contracts. These risks are heightened in periods of depressed market conditions. If we experience payment delays or non-payments, we may be unable to make scheduled payments under our debt instruments. We have experienced delays in payments from customers which can have a significant impact on our liquidity. We also face risks in the event our customers face financial difficulty or are otherwise unable or unwilling to perform contractual obligations. For example, in February 2026, Lime Petroleum Holding AS (“LPH”), our customer for drilling services offshore Benin with the Gerd, announced that it had engaged advisors to undertake a comprehensive strategic and financial review in order to, inter alia, strengthen its balance sheet and secure a sustainable capital structure, which may involve a broader financial restructuring. We are evaluating the effect that these actions may have on the collectability of amounts owed to us by LPH and its affiliate. See also “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 24 - Subsequent Events”
Historically we have been impacted by the timing of payments from Pemex, and we may continue to not receive funds in a timely manner.
The timing of payments made by Pemex to suppliers has historically often been later than contractual terms and this has impacted our liquidity and continues to do so. Should Pemex continue to not pay its suppliers in a timely manner, this would continue to adversely affect our working capital.
Our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including preparation costs, relocation costs, operating and maintenance costs and reactivation costs, including where our jack-up rigs incur idle time between assignments.
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
We have incurred, and may further incur, significant costs activating, reactivating and mobilizing our rigs. In connection with contract commencement of our remaining newbuild jack-up rig, we will incur costs relating to the activation of such newbuild rig. Costs for reactivation of stacked rigs and mobilization vary based on the scope and length of such required preparations and fluctuate depending upon the type of activity that the rig is intended to perform. Further, additional costs related to mobilization and demobilization will be incurred when rigs move between contracts. Historically, the Company has not been able to recoup all these costs and may not be able to do so in the future. Extensive capital expenditure related to the commencement of contracts has, and could continue to have, an effect on our cash flow.
Inflation may adversely affect our operating results.
Inflationary factors such as increases in labor costs, material costs and overhead costs may adversely affect our operating results. Headline inflation rates have started slowing across the globe in 2024 but underlying inflationary pressures persist, which impact our costs, as well as the global economy which can therefore impact oil prices and therefore demand for our services. Additionally, our customers may also be affected by inflation and the rising costs of goods and services used in their businesses, which may adversely affect their ability to engage our services, which in turn could have a material adverse impact on our revenue and profitability. For instance, tariffs have been recently proposed and/or instituted on imports to the U.S., together with other regulations affecting trade between the U.S. and countries in which we conduct business and source components. A number of other nations have, in response, imposed, or threatened to impose, reciprocal tariffs on imports from the U.S. as well as certain other trade restrictions. In the event that the above measures and any related retaliatory tariffs were to be imposed for prolonged periods of time, this could increase the cost of components and raw materials in our supply chain and, consequently, our costs. Although we do not believe that inflation has had a material impact on our results of operations to date, persistent core inflation and regional disparities may have an adverse effect on our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue, and can impact overall demand for drilling services if our dayrates do not increase with these increased costs.

The limited availability of qualified personnel in the locations in which we operate may result in higher operating costs as the offshore drilling industry demands increase.
Competition for labor, required for our drilling operations continues to grow. In some regions, the limited availability of qualified personnel in combination with local regulations focusing on crew composition are expected to further impact the supply of qualified offshore drilling crews.
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
We require highly skilled personnel in the right locations to operate and provide technical services and support for our business globally. At a minimum, all offshore personnel are required to complete Basic Offshore Safety Induction and Emergency Training (“BOSIET”) or a similar offshore survival and training course. We may also require additional training certifications prior to employment with us, depending on the position of personnel, location of the drilling and related technical requirements. In addition to direct costs associated with BOSIET, other training courses and required training materials, there may be indirect costs to personnel (such as travel costs and opportunity costs) which have the effect of limiting the flow of new qualified personnel into the offshore drilling industry.
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
We have established, and may from time to time be a party to, joint venture or other contractual arrangements with partners that introduce additional risks to our business.
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
Our operations involving partners are subject to risks, including (i) disagreement with our partner as to how to manage the drilling operations being conducted; (ii) inability of our partner to meet their obligations to us, the joint venture or our customer, as applicable; (iii) litigation between our partner and us regarding joint-operational matters; and (iv) failure of a partner to comply with applicable laws, including sanctions and anti-money laundering laws and regulations, and indemnity obligations. The occurrence of any of the foregoing events may have a material adverse effect on our business, financial condition, results of operations and cash flow.
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
Public health crises, pandemics, epidemics and fear of an outbreak or resurgence of such events have adversely impacted and may in the future adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our services. Other effects of such public health crises, pandemics as well as epidemics have included and, in the event of an outbreak or resurgence, may in the future include significant volatility and disruption of the global financial markets, continued volatility of crude oil prices and related uncertainties around OPEC+ production, disruption of our operations, including suspension of drilling activities, impact on costs, loss of workers, labor shortages, supply chain disruptions or equipment shortages, logistics constraints, lower customer demand for our services and industry demand generally, capital spending by oil and natural gas companies, our liquidity, the price of our securities and trading markets with respect thereto, our ability to access capital markets, asset impairments and other accounting changes, certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us, and employee impacts from illness, travel restrictions, including border closures and other community response measures. Such public health crises, pandemics and epidemics are continuously evolving and the extent to which our business operations and financial results have been affected and may continue to be affected depends on various factors beyond our control, such as the duration, severity and sustained geographic resurgence or emergence of such public health crises, pandemics and the impact and effectiveness of governmental actions to contain and treat such outbreaks.

We rely on a limited number of suppliers and service providers and may be unable to obtain needed supplies or services on a timely basis or at all.
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including drilling equipment suppliers, catering and machinery suppliers. There are a limited number of available suppliers and service providers throughout the offshore drilling industry and past consolidation among suppliers and service providers may result in a shortage of supplies and services, thereby increasing the cost of supplies and services and/or potentially inhibiting the ability of suppliers and service providers to deliver on time.
With respect to certain items, such as blow-out preventers and drilling packages, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. We maintain a limited inventory of spare parts and other items, and sourcing such items may involve long-lead times (six months or longer). Standardization across our fleet assists with our inventory management, however an inability to obtain certain items may be exacerbated if such items are required on multiple jack-up rigs simultaneously. Furthermore, our suppliers and service providers may experience disruptions and delays in light of the current global geopolitical tensions and instabilities, which could result in delays in receipt of supplies and services and/or force majeure notices.
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
Offshore drilling rigs, although not self-propelled units, are nevertheless registered in international shipping or maritime registers and are subject to the rules of a classification society, which allows such rigs to be registered in an international shipping or maritime register. The classification society certifies that a drilling rig is “in-class”, signifying that such drilling rig has been built and maintained in accordance with the rules of the relevant classification society and complies with applicable rules and regulations of the drilling rig’s country of registry, or flag state, and the international conventions to which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
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
We are a holding company with no independent business operations and no significant assets and our only material assets are our interests in our subsidiaries. We conduct our operations through, and all of our assets are owned by, our subsidiaries and our operating revenues and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of liquidity that we use to meet our obligations and we are dependent upon cash flow from our subsidiaries in the form of intercompany loans, dividends or other distributions or payments to meet our obligations. Given our international operations, we have a large number of subsidiaries, which individually contribute to our results. The amounts of dividends and distributions or loans and contributions available to us will depend on the profitability and cash flow of the operating subsidiaries and the ability of each of those operating subsidiaries to declare dividends or make intercompany payments. Contractual provisions and/or local laws, as well as our subsidiaries’ financial condition, operating requirements and debt requirements, may limit our ability to obtain cash from subsidiaries that we require to pay our expenses or otherwise meet our obligations when due.
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
Our operations are subject to hazards inherent in the drilling industry, such as blow-outs, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers, subcontractors and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by jack-up rig personnel, third parties or customers and suspension of operations. Our fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from or due to severe weather, including hurricanes, and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contractual indemnities to our customers and subcontractors for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs, and claims that could be asserted by us or our employees relating to personal injury or loss of life.
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
Consistent with standard industry practice, customers have historically assumed, and indemnified contractors against, any loss, damage or other liability resulting from pollution or contamination, including clean-up and removal and third-party damages, when the source of the pollution originates from the well or reservoir, including damages resulting from blow-outs or cratering of the well, regaining control of, or re-drilling, the well and any associated pollution. However, there can be no assurance that our customers will be willing or financially able to indemnify us against all these risks. Customers may seek to cap indemnities or otherwise narrow the scope of their coverage, reducing our level of contractual protection. In addition, under the laws of certain jurisdictions, such indemnities may not be enforceable in all circumstances, for example if the cause of the damage was our gross negligence or willful misconduct. In such potential scenarios, we may incur liabilities in excess of those agreed in our contracts. Although we maintain certain insurance policies of the types and in the amounts that we believe to be customary in the industry, the policy may not apply, or insurance proceeds, if paid, may not fully compensate us in the event any key customers or potential customers default on their indemnity obligations to us. Our insurance policies do not cover damages arising from the willful misconduct or gross negligence of our personnel (which may include our subcontractors in some cases). In the event of a default or other material non-payment or non-performance by any customers, our business, financial condition, results of operations and cash flow could be adversely affected.
In addition, customers tend to request that contractors assume (i) limited liability for pollution damage above the water when such damage has been caused by the contractor’s jack-up rigs and/or equipment and (ii) liability for pollution damage when pollution has been caused by the negligence or willful misconduct of the contractor or its personnel. Consistent with standard industry practice, we may therefore assume a limited amount of liability for pollution damage when such damage originates from our jack-up rigs and/or equipment above the surface of the water or is caused by our negligence, in which case such liability is typically subject to financial caps for ordinary negligence, with higher caps or unlimited liability where the damage is caused by our gross negligence or willful misconduct, respectively. We may also be exposed to a risk of liability for reservoir or formation damage or loss of hydrocarbons when we provide, directly or indirectly (for example through our participation in joint ventures where there are parent company guarantees granted to the ultimate customer), integrated well services.
Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may be subject to fines and penalties and to property, environmental, natural resource and other damage claims, and we may not be able to limit our exposure through contractual indemnities, insurance or otherwise.
Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnification for all risks. A significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer could adversely affect us. In addition, where we do have such insurance coverage, the amount recoverable under insurance may be less than the related impact on enterprise value after a loss or not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits or that are not insurable. Any such lack of reimbursement may cause us to incur substantial costs or may otherwise result in losses. We may not be able to maintain adequate insurance in the future at rates that we consider reasonable, and we may not be able to obtain insurance against certain risks. In addition, we could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material.
Our business could be materially and adversely affected by severe or unseasonable weather where we have operations.
Our business could be materially and adversely affected by severe weather, particularly in the Gulf of America and the North Sea. Many experts believe global climate change could increase the frequency and severity of extreme weather conditions.
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
We increasingly depend on digital technology systems that we manage, and other systems that third parties, such as our service providers, vendors, and equipment providers, manage, including critical systems to conduct our offshore and onshore operations, collect payments from customers and pay vendors and employees.
Our data protection measures and measures taken by our customers and vendors may not prevent unauthorized access to information technology systems, and when such unauthorized access occurs, we, our customers or vendors may not detect the incident in time to prevent harm or damage. Threats to our information technology systems and the systems of our customers and vendors, associated with cybersecurity risks or attacks continue to grow. Such threats may derive from human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyberattacks, such as denial-of-service or ransomware attacks. Our drilling operations or other business operations could also be targeted by individuals or groups including cybercriminals, competitors, and nation state actors seeking to sabotage, disable or disrupt our information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. In addition, breaches to our systems and systems of our customers and vendors could go unnoticed for some period of time. A breach could also originate from, or compromise, our customers’ and vendors’ or other third-party networks outside of our control. A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and financial results.
We have been subject to cyberattacks. For example, we have been targeted by parties using fraudulent “spoof” and “phishing” emails and other means to misappropriate information or to introduce viruses or other malware through “trojan horse” programs to our computers. In response to these attacks and to prevent future attacks, we have engaged, and may in the future engage, third-party vendors to review and supplement our defensive measures and assist us in our effort to eliminate, detect, prevent, remediate, mitigate or alleviate cyber or other security problems, although such measures may not be effective. Remote working increases the risk of cyber security issues as it enables employees to work outside of our physical corporate offices and, in some cases, use their own personal devices.
Given the increasing sophistication and evolving nature of the above mentioned threats, we cannot rule out the possibility of them occurring in the future. Additionally, these threats may be heightened during times of military conflict and war. The costs to us to detect, prevent, remediate, mitigate or alleviate cyber or other security problems, viruses, worms, malicious software programs, phishing schemes and security vulnerabilities could be significant and our efforts to address these problems may not be successful. We continue to face the risk of cybersecurity attacks or breaches which could disrupt our operations and result in downtime, loss of revenue, harm to the Company’s reputation, or the loss, theft, corruption or unauthorized release of our critical data or of those with whom we do business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion payments associated with ransomware or ransom demands and that may have a material impact on us and could have a material impact on our business or operations.
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
Paragon was incorporated on July 18, 2017, as part of the financial restructuring of its predecessor, Paragon Offshore plc, which commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code on February 14, 2016. We believe that substantially all of the material claims against Paragon Offshore plc that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 proceedings and have been resolved in accordance with the plan of reorganization and the order of the Bankruptcy Court confirming such plan. If, however, we are subject to claims that are attributable to Paragon Offshore plc, or any of its subsidiary undertakings, including in accordance with certain litigation arrangements in place prior to the acquisition of Paragon, our business, financial condition, results of operations and cash flow could be adversely affected.

The recent acquisition of five new rigs will increase the size of our fleet and the risks we face in our business.
The acquisition of the five Newly Acquired Rigs increased the size of our fleet from 24 rigs to 29 rigs. Accordingly, the risk exposures we face generally with respect to our business and industry are higher with the increase in the size and scope of our business, including risks relating to the cyclicality of the industry, risks relating to oil price levels and risks relating to our indebtedness and liquidity. In addition, only three of the five Newly Acquired Rigs currently are contracted, so the risks we face with respect to contracting rigs, particularly rigs that are currently uncontracted, have increased.
The issuance of $165 million principal amount of additional 2030 Notes and the $150 million Seller Financing incurred to finance in part the acquisition of the Newly Acquired Rigs have increased our indebtedness and the risks we face in connection with meeting debt service obligations, risks relating to covenant compliance and the risks relating to maturity of our senior secured notes in 2028 and 2030 and the Seller Financing in 2031.
We may not be able to enforce claims relating to a breach of the representations and warranties provided in connection with the acquisition of the five new rigs, and our ability to recover losses suffered as a result of such a breach may be limited.
In connection with the acquisition of the Newly Acquired Rigs, the seller has given certain customary representations and warranties and indemnities. Nonetheless, third parties could seek to hold us responsible for any of the liabilities the seller has agreed to retain, and we may not be able to enforce any claims against the seller relating to breaches of these representations and warranties. Moreover, even if we are able to eventually recover any losses resulting from a breach of these representations and warranties, we may temporarily be required to bear these losses ourselves. In addition, if the seller becomes insolvent or files for bankruptcy, our ability to recover any losses resulting from the seller’s breach may be limited by the seller's liquidity or the applicable laws governing the bankruptcy proceedings. In the event of such breach, we could incur losses, which could adversely impact our business, results of operations, financial condition and prospects.
Integration activities related to the Newly Acquired Rigs may prove to be challenging and may disrupt our existing operations.
Integration activities related to the Newly Acquired Rigs may prove to be challenging, and may divert management's attention and financial resources away from our existing operations. These difficulties include:
•the challenge of integrating the Newly Acquired Rigs while carrying on the ongoing operations of our business;
•the challenge of inconsistencies in standards, controls, enterprise resource planning systems, procedures and policies of the Newly Acquired Rigs;
•the potential unknown liabilities, unforeseen expenses or higher-than-expected integration costs;
•the overall post-completion integration process that takes longer than originally anticipated;
•the potential lack of operating experience in the geographic market of the acquired properties; and
•the possibility of faulty assumptions underlying our expectations.
If management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our ability to realize potential synergies and expected benefits from the transaction could suffer and, as a result, our business and financial condition could be negatively impacted. Our future success will depend, in part, on our ability to successfully manage these integration activities and, in turn, our expanded business.
We face risks in connection with the recently announced agreement to acquire five rigs through a new joint venture.
On March 23, 2026, BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of the Company and a subsidiary of its long-term well construction partner entered into definitive agreements to acquire five Singaporean jack-up rig owning entities and their five related jack-up drilling rigs for a purchase price of $287.0 million. We face risks in connection with completion of the acquisition including the risk that the acquisition is not completed on the expected timeframe or at all, and the risk that the acquired rigs may require unanticipated costs for reactivation or maintenance and repairs. The acquisition, once completed, will effectively increase the size of our fleet through an increase in the number of rigs that we hold through joint ventures, and therefore increase the risks we face in connection with our rigs generally, including risks in connection with contracting our rigs and risks that we face for operations conducted through joint ventures. Further, the acquisition will result in significant indebtedness at the joint venture, which involves risks associated with significant leverage and the seller’s credit.

RISK FACTORS RELATED TO APPLICABLE LAWS AND REGULATIONS
Compliance with, and breach of, the complex laws and regulations (including applicable economic sanctions) governing international drilling trade could be costly, expose us to liability and adversely affect our operations.
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
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from the failure to comply with existing legal and regulatory regimes. Delays or denials of shipments of parts and equipment that are necessary for our operations could cause unscheduled operational downtime. Future earnings may be negatively affected by compliance with any such new legislation or regulations.
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
Some foreign governments and/or national oil companies favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. For example, in Mexico, where we have significant activities, there are no foreign investment restrictions for the operation of jack-up rigs for drilling operations but the particular tender rules or the nature of the contractual obligations may make it necessary or prudent for these activities to be performed with a Mexican partner. We conduct our activities in Mexico with a local Mexican entity experienced in providing services to Pemex and use local labor and resources in order to comply with the contractual obligations to Pemex. These practices may adversely affect our ability to compete in those regions and could result in increased costs and impact our ability to effectively control and operate our jack-up rigs, which could have a material impact on our earnings, operations and financial condition in the future.
The issuer is a limited company, limited by shares incorporated under the laws of Bermuda with subsidiaries in certain offshore jurisdictions, and has operations subject to economic substance requirements.
Certain of our subsidiaries may from time to time be organized in other jurisdictions identified by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), based on global standards set by the Organization for Economic Co-

operation and Development (“OECD”) with the objective of preventing low-tax jurisdictions from attracting profits from certain activities, as non-cooperative jurisdictions or jurisdictions having tax regimes that facilitate offshore structures that attract profits without real economic activity.
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
The obligations of being a public company, including compliance with the reporting requirements of the Exchange Act and rules of the New York Stock Exchange (“NYSE”) Listed Company Manual, the Norwegian Securities Trading Act and the Euronext Growth Oslo Rules require certain resources and causes us to incur additional costs.
Following completion of the listing of our shares on the Euronext Growth marketplace in Oslo, Norway in December 2025, we remain subject to reporting and other requirements as a result of our listing on the NYSE and Euronext Growth marketplace in Oslo, Norway. As a result of these listings, we incur significant costs associated with corporate governance and reporting requirements that are applicable to us as a public company, including the U.S. Securities Act and the Exchange Act, rules of the NYSE and the rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010, the EU Market Abuse Regulation (“MAR”), the rules of the Euronext Growth Oslo and other regulations. These rules and regulations result in significant accounting, legal and financial compliance costs and make some activities more time consuming. We may be subject to new rules and regulations in the future that could result in higher costs, burdens on our organization and potential liability.
We are obligated to maintain effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our common shares may be negatively affected.
As a public company whose common shares are listed in the U.S., and in Norway we are subject to extensive regulatory regimes, requiring us, among other things, to prepare and file periodic and current reports and statements and U.S. regulations require us to maintain internal control over financial reporting. Complying with these requirements is costly and time consuming. In the event that we are unable to comply with our obligations as a public company, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities and investors may lose confidence in our operating results, and the price of our common shares could decline.
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
Our business is subject to international, national and local, environmental and safety laws, regulations, treaties and conventions in force from time to time, including:
•the United Nation’s International Maritime Organization’s (the “IMO”), International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, including the designation of Emission Control Areas thereunder;
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
Compliance with applicable laws, regulations and conventions may require us to incur capital costs or implement operational changes and may affect the value or useful life of our jack-up rigs which could have a material adverse effect on our profitability. A failure to comply with applicable laws, regulations and conventions may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Conventions, laws and regulations are often revised and may only apply in certain jurisdictions and we are subject to the costs of complying with them and we face risks in connection with their impact on the value or useful lives of our rigs. New conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations.
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
Privacy, data protection and information security regulations could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, as well as have an impact on our reputation.
We rely on information technology systems and networks in our operations and administration of our business and are bound by national and international regulations related to privacy, data protection and information security.
Regulatory enforcement and litigation activity in the areas of privacy, data protection and information security, in the U.S., the European Union and other relevant jurisdictions are increasing. The General Data Protection Regulations of the European Union (“GDPR”), which became enforceable in all 27 E.U. member states as of May 25, 2018, requires us to undertake enhanced data protection safeguards, with fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach. Compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of customer and/or employee information, and some of our current or planned business activities.
As our business grows, our compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place and adapted to developments in the laws and regulations in all of the relevant jurisdictions. Failure to comply with applicable privacy, data protection and information security laws could affect our results of operations and overall business, as well as have an impact on our reputation.

A change in tax laws in any country in which we operate may adversely affect our financial results.
We operate through subsidiaries and branches in multiple countries, subjecting us to complex and evolving tax laws, regulations, and treaties. These frameworks are frequently revised and reinterpreted, creating uncertainty in our tax profile and financial results.
Global tax reforms, including the OECD initiatives such as the Base Erosion and Profit Shifting (“BEPS”) project, aim to address profit allocation to low-tax jurisdictions. A key outcome is the implementation of a 15% global minimum tax under Pillar Two of the BEPS project, with many jurisdictions adopting these rules as of January 1, 2024. Similarly, Bermuda enacted the Corporate Income Tax 2023, imposing a 15% corporate income tax effective for taxable years beginning on or after January 1, 2025. These developments could significantly impact our effective tax rate, financial position, and cash flow.
In Mexico, tax reforms introduced in 2020 could materially increase our tax expense. Additionally, some jurisdictions tax gross revenues or deemed profits rather than net income, limiting adjustments to our effective tax rate based on profitability.
Uncertainty in tax law interpretation, tax disputes and other tax risks could adversely impact our business.
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
Our income tax filings are subject to audits by tax authorities in jurisdictions where we operate. Disputes or challenges with respect to our tax filing positions may result in double taxation, penalties, or interest, negatively affecting our earnings and cash flow. A material loss in a tax dispute or adverse changes to tax laws or treaty interpretations could significantly increase our tax obligations, impacting our ability to fund operations, service debt, or distribute dividends.
We continuously monitor global and local tax developments to assess their potential impact and adapt our tax strategies accordingly. Despite these efforts, the dynamic nature of tax laws and their interpretation may materially affect our financial performance.
Climate change and the regulation of greenhouse gases could have a negative impact on our business.
Due to concern over the risk of climate change, a number of countries, the European Union and the IMO (as defined herein) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry. For example, as of January 1, 2013, all ships (including jack-up rigs) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee in July 2011 relating to greenhouse gas emissions. In April 2018, the IMO adopted a strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050. Other governmental bodies may also begin regulating greenhouse gas emissions from shipping sources in the future, but the future of such regulations is difficult to predict. Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, reduce our return on investment and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the U.S. or other jurisdictions in which we operate, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol, Glasgow Climate Pact or the 2015 Paris Agreement, which restricts emissions of greenhouse gases could require us to make significant financial expenditures. For example, in the U.S., presidents have certain powers to issue executive orders that can have the effect of the enactment of new laws. In January 2025, President Trump allowed for future leasing by the federal government and therefore oil and gas exploration of the lands underlying federal waters offshore off the U.S. East Coast, the eastern Gulf of America, the Pacific Ocean off the coasts of Washington, Oregon, and California, and additional portions of the Northern Bering Sea in Alaska. This presidential action overturned President Biden’s Memorandum of Withdrawal. President Trump issued a series of executive orders that signal a significant shift in the U.S.’ energy and climate change policies that has resulted in the elimination or proposed elimination of some regulatory requirements. Future administrations may, however, pursue policies similar to, or more restrictive than, those put in place by predecessor administrations.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. In addition, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. Any material adverse effect on the oil and gas industry relating to climate change concerns could have a significant adverse effect on our business, financial condition, results of operations and cash flow.
Finally, the impacts of severe weather, such as hurricanes, monsoons and other catastrophic storms, resulting from climate change could cause damage to our equipment and disruption to our operations and cause other financial and operational impacts, including impacts on our major customers. We may also communicate certain sustainability initiatives, commitments and goals in our SEC filings and other disclosures, which may subject us to additional risks.
Increasing attention to sustainability, environmental, social and governance matters may impact us.
Companies across all industries are facing increasing scrutiny relating to their sustainability policies, including their Environmental, Social and Governance (“ESG”) policies. Governments across the globe and investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on sustainability and ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. There have been efforts within the investment community (including investment advisors, investment fund managers, sovereign wealth funds, public pension funds, universities and individual investors) to promote the divestment of, or limit investment in, the stock of companies in the oil and gas industry, which, if successful, could limit our ability to access capital markets. The increased focus and activism related to sustainability and ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s sustainability and ESG practices, or rating agencies may screen companies such as ours for ESG disclosures and performance before rating our securities. Companies that do not adapt to or comply with governmental, investor, lender or other industry shareholder requirements, expectations and standards, as applicable, which are evolving, or which are perceived to have not responded appropriately to the growing concern for sustainability and ESG issues, whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected.
We may face increasing pressure from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude companies, such as us, engaged in the fossil fuel industry, from their investing or loan portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing those markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to refinance our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements and goals, targets or objectives set in connection therewith. Similarly, these policies may negatively impact the ability of other businesses in our supply chain to access debt and capital markets. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
Any violation of anti-bribery or anti-corruption laws and regulations could have a negative impact on us.
We operate in a number of countries around the world. We are subject to the risk that we or, our affiliated entities or their respective officers, Directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act 2010 (the “U.K. Bribery Act”), the Bermuda Bribery Act 2016 or other anti-bribery laws to which we may be subject (together, the “ABC Legislation”) and similar laws in other countries. Any violation of the ABC Legislation or other applicable anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, financial condition, results of operations and cash flow. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If our jack-up rigs are located in countries that are subject to, or targeted by, economic sanctions, export restrictions or other operating restrictions imposed by the U.S. or other governments, our reputation and the market for our debt and common shares could be adversely affected.
The U.S. and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. In connection with the Russian military actions across Ukraine, the U.S., U.K. and the European Union have imposed aggressive sanctions against Russia and certain Russian controlled regions of Ukraine. U.S. and other economic sanctions change frequently, and enforcement of economic sanctions worldwide is increasing. Subject to certain limited exceptions, U.S. law continues to restrict U.S.-owned or -controlled entities from doing business with Iran and Cuba, and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. Other governments are more frequently implementing and enforcing sanctions regimes.
From time to time, we may be party to drilling contracts with countries, government-controlled entities or other entities that become subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, which may expose us to additional and varying regulatory regimes, and can give rise to business and compliance risks. Even in cases where the investment would not violate U.S. law, potential investors could view any such contracts negatively, which could adversely affect our reputation and the market for our common shares. We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities or other entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. In October 2025, we announced that we had issued termination notices for two drilling contracts for two jack-up rigs following the recent implementation of international sanctions affecting a counterparty.
There can be no assurance that we will be in compliance with all applicable economic sanctions and embargo laws and regulations, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for us to remain in compliance. Any violation of applicable economic sanctions could result in civil or criminal penalties, fines, enforcement actions, legal costs, reputational damage or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common shares or other securities. Additionally, some investors may decide to divest their interest, or not to invest, in our common shares and other securities simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, or our jack-up rigs, and those violations could, in turn, negatively affect our reputation. Investor perception of the value of our common shares and other securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Changing laws and reporting requirements could have an adverse impact on our business.
We may face greater reporting obligations and compliance requirements as a result of changing laws, regulations and standards such as the U.K. Modern Slavery Act 2015 and GDPR. We have invested in, and intend to continue to invest in, reasonable resources to address evolving standards and to maintain high standards of corporate governance and disclosure, including our Whistleblowing Policy and Procedures. Non-compliance with such regulations could result in governmental or other regulatory claims or significant fines that could have an adverse effect on our business, financial condition, results of operations, cash flow, and ability to make distributions.
RISK FACTORS RELATED TO OUR FINANCING ARRANGEMENTS
We have significant debt maturities in the coming years.
As of December 31, 2025, all of our debt, totaling $2,210.0 million in principal amount, has scheduled final maturity dates between 2028 and 2030. Under our Notes, we have annual amortization of $101.0 million for our 2028 Notes and $42.6 million for our 2030 Notes (paid at a price of 105% of the principal amount, plus accrued interest) and a balloon payment at maturity. We also have an excess cash flow repayment offer requirement (to the extent we have excess cashflows as defined in the Notes indenture). We do not expect we will have cash resources to pay this debt at final maturity so we expect we will need to refinance or extend this debt prior to maturity, and any refinancing could be at higher rates or subject to more onerous restrictions, and there is no assurance that we will be able to refinance our debt as required.

In addition, in the first quarter of 2026, a seller’s credit of $150 million (the “Seller Financing”) increased our indebtedness and the risks associated therewith. While the Seller Financing matures in 2031, it will be subject to certain mandatory prepayment events that could require a portion of such debt to be paid earlier than 2031.
If we are unable to refinance or extend our secured debt, meet required amortization and excess cash flow obligations, or satisfy any prepayment requirements under the Seller Financing, our creditors could exercise remedies, including enforcement against collateral, which could have a material adverse effect on our business, financial condition and results of operations and could result in our insolvency.
Future cashflows may be insufficient to meet obligations under the terms of our existing bonds and loans and could impact our ability to operate our business.
As of December 31, 2025, we had $2,210.0 million in principal amount of debt outstanding (excluding deferred finance charges, debt discounts and debt premiums), representing 61.0% of our assets. As of December 31, 2025, our principal debt instruments included the following:
•$1,970.6 million outstanding under our Senior Secured Notes, consisting of $1,178.6 million principal amount of 10% senior secured notes due 2028 and $792.0 million aggregate principal amount of 10.375% senior secured notes due 2030 (with annual amortization of $101.0 million and $42.6 million, respectively, and with a balloon payment at maturity); and
•$239.4 million outstanding under our Convertible Bonds due in 2028 (the “Convertible Bonds”)
The Senior Secured Notes are guaranteed by the Company and most of its subsidiaries and secured on a first-priority basis by liens on substantially all of the assets of the Company and Subsidiary Guarantors, including, as of December 31, 2025 all the 24 jack-up rigs that we owned at such date, pledges over shares of our rig-owning subsidiaries, assignment of certain receivables, earnings and insurances held by the subsidiary guarantors. The Convertible Bonds are unsecured and not guaranteed by the subsidiary of the Company.
In the first quarter of 2026, the $150 million Seller Financing was secured by three of the Newly Acquired Rigs. In addition, on or before April 28, 2026, two Newly Acquired Rigs will be added to the security for the Company’s senior secured obligations (including its obligations under the Senior Secured Notes).
Our 2028 Notes mature on November 15, 2028, our 2030 Notes mature on November 15, 2030 and our Convertible Bonds mature on February 8, 2028. The Seller Financing will mature in 2031.

Super Senior Revolving Credit Facility Agreement
In November 2023, the Company entered into a $180.0 million Super Senior Revolving Facility Agreement (“SSRCF”), comprised of a $150.0 million Revolving Credit Facility and a $30.0 million Guarantee Facility (which was documented as an ancillary facility with DNB Bank ASA). In August 2024, the Company increased the size of the $30.0 million Guarantee Facility to $45.0 million, increasing the aggregate Super Senior Revolving Credit Facility commitments to $195.0 million. On September 25, 2025, the Company entered into an amendment agreement to amend and restate the SSRCF (the “Amended SSRCF”), and effective from September 26, 2025, the Super Senior Revolving Credit Facility Agreement is comprised of a $200.0 million Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) with the $45.0 million Guarantee Facility ceasing to be an ancillary facility for the purpose of the Amended SSRCF.
Borrowings under the Super Senior Revolving Credit Facility remain available to be used for general corporate and/or working capital purposes; provided that any amounts borrowed may not be used to fund any dividend or other distribution to any direct or indirect shareholder(s) of the Company.
The Super Senior Revolving Credit Facility remains secured on a super-senior basis by the same security that secures the Senior Secured Notes. The $45 million Guarantee Facility and the new $34.0 million Senior Revolving Credit Facility are both secured on a senior pari passu basis by the same security that secures the Senior Secured Notes and the Super Senior Revolving Credit Facility.

New Senior Secured Revolving Facility Agreement
On September 25, 2025, the Company and Borr IHC Limited (as borrowers and guarantors) entered into a $34.0 million Senior Secured Revolving Facility Agreement (the “SRCF”) with, among others, Goldman Sachs Bank USA and Citibank N.A., London Branch (as original lenders), Wilmington Trust (London) Limited (as facility agent) and Wilmington Trust (London) Limited (as security agent), comprising of a $34.0 million Revolving Credit Facility (the “Senior Revolving Credit Facility”).
Borrowings under the Senior Revolving Credit Facility are available to be used for general corporate and/or working capital purposes; provided that any amounts borrowed may not be used to fund any dividend or other distribution to any direct or indirect shareholder(s) of the Company.
The Senior Revolving Credit Facility, as well as the $45.0 million Guarantee Facility, is secured on a senior pari passu basis by the same security that secures the Senior Secured Notes and the Super Senior Revolving Credit Facility.
Our ability to borrow under our Super Senior Revolving Credit Facility and our Senior Revolving Credit Facility is subject to the satisfaction of certain conditions precedent to drawdown. If we are unable to satisfy these conditions, our ability to access liquidity under these facilities may be restricted when needed.
Our ability to make payments on and to refinance our debt, and to fund working capital and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on the success of our business strategy and on general economic, financial, competitive, market, legislative, regulatory and other factors, as well as the other factors discussed in these “Risk Factors,” many of which are beyond our control. This also depends on our cash flow cycle. If our interest payment dates coincide with periods of significant cash outflow, we may have insufficient cash to pay our obligations as they come due. We also experience seasonal fluctuations in our cash flow.
Our business may not generate sufficient cash flows from operations, and future debt and equity financing may be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs. If we are unable to repay our indebtedness as it becomes due (including pursuant to amortization and cash sweep provisions in our Notes), we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings—however, covenants in certain of our existing bonds and loans limit our ability to take some of these actions without consent, subject to several exceptions and qualifications. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, a default could occur under certain or all of our existing bonds and loans. If we are able to refinance our debt or raise new debt or equity financing, such financing might not be on favorable terms and could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business, financial condition, results of operations and cash flow. There can be no assurance that any assets that we could be required to dispose of could be sold or that, if sold, the timing of such sale and the amount of proceeds realized from such sale would be acceptable.
We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. Any failure to make payments on the Notes on a timely basis would likely result in a default under the Indenture, which could result in cross defaults under our other debt instruments, a reduction of our credit rating, which could also harm our ability to incur additional indebtedness.
We expect that a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on our debt, and consequently will not be available for other purposes.
Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, growth and prospects.
We are largely dependent on cash generated by our operations, cash on hand, borrowings under our Super Senior Revolving Credit Facility and Senior Revolving Credit Facility (collectively the “RCFs”) and potential issuances of equity or long-term debt to cover our operating expenses, capital expenses, service our indebtedness (including interest, amortization and cash sweep requirements) and fund our other liquidity needs. The level of cash available to us depends on numerous factors, including the dayrates we are paid by our customers and demand for our services and the level of utilization of our drilling rigs, which are impacted by the price of oil and global economic conditions, our ability to control and reduce costs, our access to capital markets and amounts available to us under our RCFs and amounts received from our joint ventures. One or more of such factors could be negatively impacted and our sources of liquidity could be insufficient to fund our operations and service our obligations such that we may require capital in excess of the amount available from those sources. Our access to funding sources in amounts adequate to finance our operations and planned capital expenditures and repay our indebtedness on terms that are acceptable could be impaired by factors such as negative views and expectations about us, the oil and gas industry or the economy in general and disruptions in the financial markets.

Our financial flexibility will be severely constrained if we experience a significant decrease in cash generated from our operations or are unable to maintain our access to or secure new sources of financing. In such case, where additional financing sources are unavailable, or not available on reasonable terms, our financial condition, growth and future prospects could be materially adversely affected, and we may be unable to meet our debt service obligations. As such, we cannot assure you that cash flow generated from our business and other sources of cash, including future borrowings under our RCFs and any new debt and equity financings, will be sufficient to enable us to pay our indebtedness and to fund our other liquidity needs.
As a result of our significant cash flow needs, we may be required to raise funds through the issuance of additional debt or equity, and in the event of lost market access, we may not be successful in doing so.
Our cash flow needs, both in the short-term and long-term, include:
•normal recurring operating expenses;
•planned and discretionary capital expenditures; and
•repayment of debt and interest, including amortization payments and amounts payable under the cash sweep repayment offer provisions in our Senior Secured Notes.
We may require additional financing in order to meet our capital expenditure commitments and further execute on our planned capital expenditure program and to meet interest and principal payments due under our existing debt instruments.
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
Furthermore, under certain circumstances, the RCFs require us to comply with a number of financial covenants. Our ability to comply with these financial covenants may be affected by events beyond our control, and we cannot assure you that we will be able to comply with such financial covenants. A default under either of the RCFs, could lead to an acceleration of amounts due thereunder and a cancellation of available funds under the facility which could lead to an event of default and acceleration under other debt instruments that contain cross default or cross acceleration provisions.
We may require additional financing for working capital or other requirements and we may not be able to arrange the required or desired financing.
Our business is capital intensive and to the extent we do not generate sufficient cash from operations and to the extent we are unable to draw under our credit facilities, we may need to raise additional funds through public or private debt or equity offerings or through banks or other financing arrangements to fund our capital expenditures, and in industry down cycles, our operating expenses. We may need to borrow from time to time to fund working capital, debt service costs including amortization and cash sweep payments and capital expenditures, such as activation, reactivation and mobilization costs and/or to fund the issuance of guarantees required for temporary import of rigs, customs bonds, performance guarantees or other needs, subject to compliance with the covenants in our existing bonds and loans. We may not be able to raise additional indebtedness as this is dependent on numerous factors as set out below. Any additional indebtedness which we are able to raise may include additional revolving credit facilities, term loans, bonds, refinancing of our existing bonds and RCFs or other forms of indebtedness. We may also issue additional common shares or other securities and our subsidiaries may also issue securities in order to fund working capital, capital expenditures, such as activation, reactivation and mobilization costs, or other needs. Any such equity issuance would have the effect of diluting our existing shareholders.
Our ability to incur additional indebtedness or refinance our existing bonds and loans will depend on a number of factors, including the general condition of the lending markets and capital markets, credit availability from banks and other financial institutions, investors’ confidence in us, and our financial position at such time, our financial performance, cash flow generation, our indebtedness and compliance with covenants in debt agreements, among others. Any additional indebtedness or refinancing of our existing bonds and loans may result in higher interest rates or further encumbrances on our jack-up rigs and may require us to comply with more onerous covenants, which could further restrict our business operations. Increases in interest rates will increase interest costs on our variable interest rate debt instruments (i.e., our RCFs), which would reduce our cash flow. If we are not able to maintain a level of cash flow sufficient to operate our business in the ordinary course according to our business plan and are unable to incur additional indebtedness or refinance our existing bonds and loans, our business and financial condition could be adversely affected.
An economic downturn could have an adverse effect on our ability to access the capital markets.
Negative developments in worldwide financial and economic conditions could impact our ability to access the lending and capital markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions could impact lenders’ willingness to provide credit facilities to us, or to our customers, causing them to fail to meet their obligations to us. Global economic conditions, instability in the global financial markets, financial turmoil and the current Russian military action in Ukraine and sanctions implemented in response as well as the related global tensions, and the conflicts in the Middle East and the Venezuela conflicts, coupled with rising inflation and interest rates, have impacted capital markets and lending markets. This impact may continue, which could impact our ability to refinance our significant indebtedness which falls due in the coming years.
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
We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Our reporting currency is also the U.S. dollar. As a result of our international operations, we may be exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Notably, with respect to jack-up drilling contracts in the North Sea, revenues may be received, and salaries generally paid, in Euros or Pounds. In addition, we may receive revenue or incur expenses in other currencies, including the Brazilian Reals, Malaysian Ringgit, Mexican Pesos, Thai Baht, Central African CFA Franc (the common currency of the trading bloc of the Central African Economic and Monetary Community (“CEMAC”) and the Saudi Riyal. Accordingly, we may experience currency exchange losses if we have not hedged, or adequately hedged our exposure to a foreign currency. Moreover, we may experience adverse tax consequences attributable to currency fluctuations. As we earn revenues and incur expenses in currencies other than our reporting currency, there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flow.
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
•economic, legal and regulatory factors unrelated to our performance; and
•the realization of any risks described in this section “Item 3.D. Risk Factors”.
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
As an issuer whose shares are listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from NYSE corporate governance listing standards. We follow certain home country practices instead of the relevant NYSE rules. See the section entitled “Item 16.G. Corporate Governance”. Therefore, our shareholders may be afforded less protection than they otherwise would have under NYSE corporate governance listing standards applicable to U.S. domestic issuers.
However, regulatory requirements for foreign private issuers are subject to change. For example, the SEC has issued a concept release soliciting comments as to whether changes in the definition of “foreign private issuer” are appropriate. In addition, on December 18, 2025, as part of the fiscal year 2026 National Defense Authorization Act, the Holding Foreign Insiders Accountable Act (“HFIAA”) was signed into law. The HFIAA amended Section 16(a) of the Exchange Act, to require directors and officers of foreign private issuers to comply with the Section 16(a) insider reporting requirements beginning March 18, 2026. Directors and officers of foreign private issuers remain exempt from the short-swing profits rule under Section 16(b) and the short sale prohibition under Section 16(c).
If we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly higher. We would be required to file periodic reports and registration statements with the SEC on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.
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
We have 307,701,075 common shares outstanding, and the Related Parties (as defined below) collectively owned 75,758,028 of our common shares or approximately 24.7% of our total outstanding common shares. Such common shares, as well as common shares held by our employees and others are eligible for resale in the U.S. under Rule 144 under the Securities Act as well as a prospectus supplement to our Registration Statements on Form F-3 In addition, our largest shareholders Granular Capital Ltd, Azvalor Asset Management SGIIC SA and Drew Holdings Ltd. represent significant holdings of our outstanding common shares.
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
Our shareholders include Granular Capital Ltd, Drew Holdings Ltd and affiliates thereof, including Magni Partners (collectively, the “Related Parties”). We maintain commercial relationships with Drew Holdings Ltd, including advisory arrangements that are currently in place and under which services continue to be provided to us. In addition, Drew Holdings Ltd has, in the past, provided foundational loans to us.
Mr. Thiago Mordehachvili and Mr. Tor Olav Trøim, directors of our Board, also serve as directors of some of our Related Parties. These positions may lead to potential conflicts of interest with their duties as one of our Directors regarding business dealings and other matters between each of the Related Parties and us. Our Directors owe fiduciary duties to both us and each respective Related Party and may have conflicts of interest. The resolution of these conflicts may not always be in our or our shareholders’ best interests.
Please see the section entitled “Item 7.B. Related Party Transactions” for more information, including information on the commercial arrangements between us and the Related Parties.
We cannot guarantee we will pay dividends/cash distributions in any specified amounts or particular frequency or at all.
Under our Bye-Laws, any dividends/cash distributions declared will be in the sole discretion of our Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities, although the payment of certain dividends is restricted by the covenants in certain of our existing bonds and loans. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends/cash distributions will depend on our subsidiaries distributing to us their earnings and cash flow and liquidity.
Our Board declared a cash distributions of $0.10 per share for the first and second quarters of 2024 and a cash distribution of $0.02 per share for the third and fourth quarter of 2024. We did not declare any dividends for the financial year of 2025. Any future declaration, amount and payment of dividends/cash distributions will be at our sole discretion and depend upon factors, such as our results of operations, financial condition, earnings, capital requirements, restrictions in our debt instruments (including the indenture for our Notes, which restricts dividends) and legal requirements.
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
Based on the composition of our income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2025 and we do not anticipate being a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance, however, that we were not a PFIC for the taxable year ended December 31, 2025 or that we will not be a PFIC for the current taxable year or foreseeable future taxable years. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. Moreover, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. Because there are uncertainties in the application of the relevant rules, however, it is possible that the U.S. Internal Revenue Service may challenge our classification of such income or assets as non-passive, which could cause us to become classified as a PFIC for the current or subsequent taxable years.
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

ITEM 4. INFORMATION ON THE COMPANY
A.HISTORY AND DEVELOPMENT OF THE COMPANY
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016, pursuant to the Companies Act 1981 of Bermuda (the “Companies Act”), as an exempted company limited by shares. On December 19, 2016, our shares were introduced to the Norwegian OTC market and on August 30, 2017, our shares were listed on the Oslo Stock Exchange (“OSE”) under the symbol “BDRILL”, which was subsequently changed to “BORR” on November 30, 2020. On July 31, 2019, our shares were listed on the New York Stock Exchange (“NYSE”) under the symbol “BORR”.
On December 30, 2024, our shares were delisted from the OSE, in an effort to consolidate our listing on the NYSE. On December 19, 2025, our shares were listed on the Euronext Growth Oslo under the symbol “BORR”. The decision to reinstate a dual listing was driven by strong investor interest.
Our current agents for service of process in the U.S. are Puglisi & Associates and Borr Finance LLC.
Our principal executive offices are located at S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda and our telephone number is +1 (441) 542-9234.
For further information on important events in the development of our business, please see the section entitled “Item 4.B. Business Overview—Our Business”. For further information on our principal capital expenditures and divestitures, including the distribution of these investments geographically and the method of financing, please see the section entitled “Item 5.B. Liquidity and Capital Resources”. We have not been the subject of any public takeover offers by any third party.
The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our internet address is www.borrdrilling.com. The information contained on our website is not incorporated by reference and does not form part of this Annual Report on Form 20-F.
B.BUSINESS OVERVIEW
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production (“E&P”) customers. We own 29 premium jack-up rigs, all of which were delivered in 2008 or later, including five rigs acquired in early 2026 in the Five-Rig Acquisition as discussed below.
We are one of the largest international operators of drilling rigs within the jack-up segment, and the shallow-water market is our operational focus. Jack-up rigs can, in principle, be used to drill (i) exploration wells (i.e. explore for new sources of oil and gas) or (ii) new production wells in an area where oil and gas is already produced; the latter activity is referred to as development drilling and constitutes the vast majority of current activity. Shallow-water oil and gas production is generally lower cost, in terms of cost per barrel of oil, as compared to other offshore production. As a result, and due to the shorter period from investment decision to cash flow, E&P companies have an incentive to invest in shallow-water developments over other offshore production categories.
We contract our jack-up rigs primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, state-owned national oil companies (“NOCs”) and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells, or covering a stated term. We operate in significant oil-producing geographies throughout the world, including Southeast Asia, West Africa, the Americas, Middle East and North Africa and Europe. We operate our business with a competitive cost base, driven by a strong and experienced organizational culture, commitment to safety and an actively managed capital structure.
From our inception in 2016, we have built our fleet of premium jack-up rigs through a series of acquisitions of existing rigs or partially constructed newbuildings.

The following chart summarizes the development in our fleet during the years presented:

	2026 (to date)	2025	2024	2023 (1)
Total fleet as of beginning of period (2)	24	24	22	22
Jack-up rigs acquired (3)	5	—	—	—
Newbuild jack-up rigs delivered from shipyards (4)	—	—	2	—
Jack-up rigs disposed	—	—	—	—
Total fleet as of December 31,	29	24	24	22
Newbuild jack-up rigs not yet delivered (4)	—	—	—	2
Total fleet as of end of period (2)	29	24	24	24
(1) The Company’s fleet of 22 rigs as of January 1, 2023, was acquired as follows:
•Two premium jack-up rigs were acquired from Hercules British Offshore Limited in 2017;
•Six premium jack-up rigs were acquired from Transocean Inc. (“Transocean”) in 2017;
•Eight premium jack-up rigs were acquired from PPL Shipyard Pte Ltd. in 2017;
•Two premium jack-up rigs were acquired from Paragon Offshore Limited in 2018;
•Three premium jack-up rigs were acquired from Seatrium New Energy Limited in 2018; and
•One premium jack-up rig was acquired from BOTL Lease Co. Ltd. in 2019.
(2) The beginning of each period is January 1 of the year. The end of each period is December 31 of the year, except for 2026 (to date) for which the end of the period is March 17, 2026.
(3) In January 2026 we acquired five premium jack-up rigs from Noble Corporation (“Noble”).
(4) Represents the delivery in 2024 of the newbuilding rigs “Vali” and “Var”. We previously acquired the contracts for these newbuildings from Transocean in 2017. These rigs were still in progress as newbuildings in 2023.
Five-Rig Acquisition
On December 8, 2025, we entered into an agreement to acquire five premium jack-up rigs from Noble (the “Five-Rig Acquisition”). The purchase price for the Five-Rig Acquisition was $360.0 million. The acquired rigs consist of three Friede & Goldman JU-3000N design rigs (“Forseti”, “Freyja” and “Sif”) and two Gusto MSC CJ50 design rigs (“Bestla” and “Joro”). Bareboat charter contracts for the Forseti and Bestla have been executed with affiliates of Noble which run through December 2026, while a bareboat charter contract for the Joro has also been executed with the seller which runs through completion of its current short-term contract offshore Germany.
New Joint Venture Rig Acquisition
On March 23, 2026, BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of the Company and a subsidiary of its long-term well construction partner (the “New JV”) entered into definitive agreements to acquire five Singaporean jack-up rig owning entities and their five related jack-up drilling rigs, which are currently operating or stacked in Mexico (the “New JV Rig Acquisition”).
The aggregate purchase price for the New JV Rig Acquisition is $287.0 million, of which $237.0 million is structured as a seller’s credit and $50.0 million is payable in cash at completion, of which the Company will contribute $25.0 million. The seller’s credit will have a 2.5 year maturity from the date of closing and will be secured by, among other things, a first lien on the five jack-up rigs. The acquisition is subject to customary closing conditions, including merger control approvals, and is expected to close in the third quarter of 2026.
Our Competitive Strengths
The shallow-water offshore contract drilling industry is highly competitive. Drilling contracts are traditionally awarded on a competitive basis, whether through tender or private negotiations. We compete on a worldwide basis and competition varies by region at any particular time. Our competition ranges from large international companies offering a wide range of drilling and other oilfield services to smaller, locally owned companies. Some of our competitors’ fleets comprise a combination of onshore and offshore solutions or offshore offerings in a mix of shallow, mid, and deepwater rigs.

We believe that the principal competitive factors in the markets we serve are pricing, technical capability of service and equipment, condition and age of equipment, rig availability, rig location, safety record, crew quality, operating integrity, reputation, industry standing and customer relations.
We seek to differentiate our Company from our competitors by exclusively owning and operating a fleet of premium jack-up rigs of largely uniform specification, with a culture of operational excellence and a focus on our customers’ results. We believe our premium fleet allows us to achieve superior performance operationally and financially.
We believe that our competitive strengths include the following:
One of the largest jack-up drilling rig contractors with one of the youngest fleets
We have one of the youngest and largest fleets in the jack-up drilling market. All of our rigs were built in or after 2008 and, as of December 31, 2025, the average age of our premium jack-up fleet, including the five rigs acquired from Noble Corporation in January 2026, was 9.4 years (implying an average building year of 2016), which we believe is among the lowest average fleet age in the industry. New and modern rigs that offer technically capable, operationally flexible, safe and reliable contracting are increasingly preferred by customers. We compete for, and secure new drilling contracts from, new tenders as well as privately negotiated transactions. We believe, based on our young fleet and proven operational track record of efficiency and safety, that we are better placed to secure new drilling contracts as offshore drilling demand rises than our competitors who operate older, less modern fleets.
Largely uniform and modern fleet
The rigs in our fleet are of a similar design, so the operating capability of our jack-up rigs is largely uniform, we have the capacity to bid for multiple contracts simultaneously, including those requiring active employment of multiple rigs over the same period. We have acquired a fleet of premium jack-up rigs from shipyards with a reputation for quality and reliability. Moreover, the uniformity of the jack-up rigs in our fleet, enables us to achieve operational and administrative efficiencies.
Strong and diverse customer relationships
We have strong relationships with our customers rooted in our employees’ expertise, our reputation and history in the offshore drilling industry, as well as our proven operational track record and the quality of our fleet. We believe that we are responsive and flexible in addressing our customers’ specific needs and seek collaborative solutions to achieve customer objectives. We focus on strong operational performance and close alignment with our customers’ interests, which we believe provides us with a competitive advantage and will contribute to contracting success and rig utilization.
Management team and Board of Directors with extensive experience in the drilling industry
Our management team and Board of Directors have extensive experience in the oil and gas industry in general and in the drilling industry in particular. A number of the members of our management team and Board of Directors have held leadership positions at other prominent offshore drilling and oilfield services companies. This extensive experience in the oil and gas industry and the jack-up drilling market, including complementary experience from both the drilling company perspective and the oil and gas industry perspective assists us in our ongoing development.
Our Business Strategies
We strive to meet our primary business objective of being a preferred operator to our customers in the jack-up drilling market while also maximizing the return to our shareholders.
To achieve this objective, our strategies include the following:
Deploy high-quality rigs to service the industry
We believe that we have one of the leading jack-up rig fleets in the industry. Our fleet has one of the youngest average ages and unique technical features and capabilities that enables superior performance. We also have one of the most modern and uniform fleets in the industry, with experienced and skilled individuals across the organization and on our Board. These features of our fleet help us in marketing our rigs to customers and deploying our fleet.

Be a preferred provider in the industry
We have established strong and long-term relationships with key participants and customers in the offshore drilling industry, and we seek to deepen and strengthen these relationships as part of our strategy. This involves identifying value added services for our customers. Based on our premium, young and largely uniform fleet, our experienced team and a solid industry network, we believe that we are well-positioned to continue to capitalize on improving trends as we seek to continue to establish ourselves as a preferred provider to these customers.
Continue to establish high-quality, cost-efficient operations
We are continuing to establish ourselves as a leading offshore shallow-water drilling company by operating with a competitive cost base, while continuing to grow our reputation as a high-quality contractor. Our key objective is to deliver the best operations possible— both in terms of Technical Utilization and QHSE culture and performance while maximizing deployment of our rigs and maintaining a competitive cost structure.
To facilitate our strategy, we have one of the most modern and uniform fleets in the industry, with experienced and skilled individuals across the organization and on our Board. We believe we have an advantage with regard to operating expenditures as a result of our largely standardized fleet.
Commitment to safety and the environment
We are focused on continuing to develop a strong quality, health, safety and environment (“QHSE”), culture and performance history. We believe that the combination of quality jack-up rigs and experienced and skilled employees contributes to the safety and effectiveness of our operations. Our commitment to safety is reflected in our excellent safety record as reflected in our Total Recordable-Incident Frequency (“TRIF”) of 1.95 in 2025 (2.31 in 2024). Additionally, our commitment to quality operations and performance is reflected in our Technical Utilization rate, excluding our joint venture operations, of 98.7% in 2025 (98.9% in 2024). We believe our focus on providing safe and efficient drilling services enhances our reputation and attractiveness to customers.
Our Fleet
We believe that we have one of the most modern jack-up fleets in the offshore drilling industry. Our drilling fleet currently consists of 29 rigs, all of which are premium jack-up rigs. We define premium jack-up rigs as rigs built in 2000 or later and which are suitable for operations in water depths up to 400 feet with an independent leg cantilever design. All but two of our rigs were built after 2013 and as of December 31, 2025, the average age of our fleet, including the five rigs acquired from Noble, was 9.4 years. As of March 17, 2026, we have 25 operating or committed jack-up rigs, including six in the Americas, six in Southeast Asia, five in West Africa, five in the Middle East and North Africa and three in Europe. The four remaining rigs are warm stacked.
Jack-up rigs typically operate in shallow water, generally in water depths of up to 400 feet and with crews of 90 to 150 people. Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are adjustable. A jack-up rig is towed to the drill site with its hull riding in the water and its legs raised. At the drill site, the jack-up rigs’ legs are lowered until they penetrate the seabed. Its hull is then elevated (jacked-up) until it is above the surface of the water. After the completion of drilling operations at a drill site, the hull is lowered until it rests on the water and the legs are raised, at which point the rig can then be relocated to another drill site. We believe that our modern fleet provides a competitive advantage that yields higher utilization and higher daily rates for our jack-up rigs, particularly as compared to older rigs.
Each rig in our fleet is certified by the American Bureau of Shipping (“ABS”), enabling universal recognition of our equipment as qualified for international operations. The key characteristics of our rigs that may yield differences in their marketability or readiness for use include, the age of the rig, geographic location, technical specifications and whether such rigs are warm stacked or cold stacked.

The following table sets forth certain information regarding our consolidated jack-up rig fleet as of March 17, 2026:

PREMIUM JACK-UP RIGS
Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/Status	Contract Start	Contract End	Location	Comments
Arabia I	KFELS B Class	400 ft	2020	Petrobras (1)	Apr 2025	Apr 2029	Brazil	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Bunduq	Sept 2025	Jan 2027	U.A.E	Operating with option to extend
Arabia III (2)	KFELS Super A Class	400 ft	2013	Saudi Arabian Oil Company	Sept 2023	Sept 2028	Saudi Arabia	Operating with option to extend
Bestla (2)	Gusto MSC CJ50	350 ft	2008	Eni (3)	Dec 2025	Dec 2026	Netherlands	Operating with option to extend
Freyja (2)	F&G, JU-3000N	400 ft	2014				Singapore	Warm stacked
Forseti (2)	F&G JU-3000N	400 ft	2013	Qatar Energy LNG (3)	Dec 2025	Dec 2026	Qatar	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX (4)	Apr 2024	May 2028	Mexico	Operating with option to extend
Gerd	PPL Pacific Class 400	400 ft	2018	Foxtrot International	Feb 2026	Jan 2027	Ivory Coast	Operating with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX (4)	Jan 2024	May 2028	Mexico	Operating with option to extend
Grid	PPL Pacific Class 400	400 ft	2018	Halliburton	Mar 2026	Sept 2026	Angola	Committed with option to extend
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	Apr 2022	Apr 2026	Qatar	Operating
Gunnlod	PPL Pacific Class 400	400 ft	2018	HLHV JOC	Oct 2025	Apr 2026	Vietnam	Operating with option to extend
				TLJOC	May 2026	July 2026	Vietnam	Committed
Hild	KFELS Super B Class	400 ft	2020				Mexico	Warm stacked
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	Feb 2024	Apr 2026	Thailand	Operating
Joro (2) (3)	Gusto MSC CJ50	350 ft	2008	Siemens (3)	Jan 2026	Mar 2026	Germany	Operating with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	Dec 2023	Aug 2026	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	SNEPCO	Apr 2026	Feb 2027	Nigeria	Committed with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX (4)	Apr 2024	Apr 2026	Mexico	Operating
					May 2026	May 2028	Mexico	LOA
Norve	PPL Pacific Class 400	400 ft	2011	Vaalco Energy	Nov 2025	Sept 2026	Gabon	Operating with option to extend
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Cantium	Mar 2026	Jul 2026	U.S.	Committed with option to extend
				Undisclosed	July 2026	Nov 2026	U.S.	Committed with option to extend
Prospector 1 (2)	F&G, JU2000E	400 ft	2013	One Dyas	Dec 2025	June 2026	Netherlands	Operating with option to extend
Prospector 5 (2)	F&G, JU2000E	400 ft	2014	ENI	Apr 2024	Apr 2026	Congo	Operating
				Undisclosed	Jul 2026	Jun 2027	West Africa	LOA with option to extend

PREMIUM JACK-UP RIGS
Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer/Status	Contract Start	Contract End	Location	Comments
Ran (2)	KFELS Super A Class	400 ft	2013	ENI	May 2025	Apr 2026	Mexico	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	Nov 2022	Apr 2027	Brunei	Operating with option to extend
Sif (2)	F&G, JU-3000N	400 ft	2013				Trinidad and Tobago	Warm stacked
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Medco Energi	Oct 2025	Apr 2026	Thailand	Operating
Thor	KFELS Super B Bigfoot Class	400 ft	2019	HLHV JOC	Nov 2025	Jun 2026	Vietnam	Operating with option to extend
Vali	KFELS Super B Bigfoot Class	400 ft	2024	Mellitah Oil and Gas	Mar 2025	Jul 2026	Libya	Operating with option to extend
Var	KFELS Super B Bigfoot Class	400 ft	2024				Singapore	Warm stacked
(1) Rig provided through a bareboat charter arrangement, with the ultimate customer being Petrobras.
(2) Heavy duty / harsh environment capability rig
(3) Rigs bareboat chartered to Noble Corporation affiliates.
(4) Rigs provided through bareboat charter arrangements, with the ultimate customer being PEMEX. Additional services are provided via Drilling, Operation and Management agreements by Borr Drilling or our joint venture Perfomex, with the ultimate customer being PEMEX.
A number of our rig-owning subsidiaries’ shares and assets are pledged to secure our debt instruments and facilities. See “Item 5.B. Liquidity and Capital Resources—Our Existing Indebtedness ” for more information.
Customers and Contract Backlog
Our customers are oil and gas E&P companies, including integrated oil companies, state-owned national oil companies and independent oil and gas companies. Our jack-up rigs are contracted to customers for periods between a couple of months, to several years.
For the year ended December 31, 2025, our largest customers by total revenue were Eni S.p.A, PTT Exploration and Production Public Company Limited, Irish Energy Drilling Asset, DAC and Saudi Arabian Oil Company.
During the year ended December 31, 2025, we entered into a number of new contracts, letters of award and options exercises, increasing our total contract backlog, (excluding non-consolidated joint venture operations and, as of December 31, 2023, related party backlog) to $962.9 million as of December 31, 2025, a decrease from $1,330.6 million as of December 31, 2024. See “Item 5.A. Operating Results” for a definition of contract backlog.

Total contracts signed (excluding non-consolidated joint venture operations and, in 2024 and 2023, contracts signed with related parties) consists of the following:

	For the Years Ended December 31,
	2025	2024	2023
New customer contracts	9	5	4
Existing customer new contracts	9	9	8
Total new contracts	18	14	12
Contract extensions	5	7	1
Contract options	1	10	12
Total new contracts, extensions and options signed	24	31	25
Aggregate contract value of total contracts signed above (excluding our joint ventures) and Economic Utilization consists of the following:

	For the Years Ended December 31,
	2025	2024	2023
Aggregate value of contracts and extensions signed and options exercised (In $ millions)	625.5	1,008.9	837.0
Economic Utilization (1)	97.6%	97.7%	97.9%
(1) See “Item 5.A. Operating Results” for a discussion of Economic Utilization and our method of calculation.
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
Our drilling contracts provide for payment on a dayrate basis. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. A dayrate drilling contract may specify multiple different dayrates, with higher rates for periods while the jack-up rig is operating, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond our control. In addition, dayrate contracts may provide for a lump sum amount or dayrate amounts for mobilizing or demobilizing the rig to and from the operating location, which is usually lower than the operating dayrate. We currently only have dayrate contracts, which provide that the customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk related to the success or failure of the well to produce oil and/or gas.
Certain of our drilling contracts contain terms which allow them to be terminated at the option of the customer with compensation for costs incurred up to termination, and in most cases upon payment of an early termination fee. Any such payments, however, may not fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer, typically without any termination payment, in certain circumstances such as non-performance. Non-performance may include extended downtime or impaired performance caused by equipment or operational issues or due to other conditions beyond our control, of which there are many. A number of our customers have contractual rights to terminate their contracts with us if performance is prevented for a prolonged period due to force majeure events. We may also be affected by force majeure provisions in contracts between our customers or suppliers and third parties. Customers may also choose to suspend contracts due to prevailing market conditions, including low oil and gas prices, or other factors not related to our performance under the contract.

Our contracts typically include a provision that allows the customer to extend the contract to finish drilling a well-in-progress. In addition, the contract term in some instances may be extended by the customer exercising options for the drilling of additional wells or for an additional term. During periods of depressed market conditions, our customers may seek to renegotiate firm drilling contracts to reduce the term of their obligations or reduce the average dayrate, sometimes by offering term extensions, or may seek to suspend, terminate or repudiate their contracts without renegotiation. If our customers cancel some of our contracts and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our business, financial condition and results of operations.
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
See “Item 3. D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” for more information.
Joint Venture and Partner Relationships
In some areas of the world, local content requirements or customs and practices, necessitate the formation of joint ventures with local participation. Local laws or customs or customer requirements in some jurisdictions also effectively mandate the establishment of a relationship with a local agent or partner. For more information regarding certain local content requirements that may be applicable to our operations from time to time, please see the section entitled “Item 4.B. Business Overview — Regulation — Environmental and Other Regulations in the Offshore Drilling Industry — Local Content Requirements”. When appropriate in these jurisdictions, we will enter into agency or other contractual arrangements. We may or may not control these joint ventures. We may also enter into joint ventures even if not required, where we seek to partner with another party.
Mexico
We hold a 51% equity ownership interest in Perfomex and Perfomex II, two Mexico-based joint ventures, with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) owning the remaining 49% interest in these joint ventures.
We provide and have historically provided services in Mexico through Drilling and Technical Services Agreements (“DTSAs”) and through Drilling, Operation and Management Agreements (“DO&MAs”) both through our joint ventures and our wholly owned rig operations company. Additionally, we have provided jack-up rigs to our joint ventures and to third-party companies through Bareboat Charters (“BBCs”).
Effective during 2024, Perfomex and Opex Perforadora S.A. de C.V. (“Opex”) agreed to terminate the DTSAs for five of Borr’s jack-up rigs, which triggered a termination fee payable to Perfomex of $35.0 million or $7.0 million per rig. The associated BBCs between Perfomex and the Company were also terminated, and a new operating structure was concurrently put in place, where the Company would contract with third-party companies instead of Performex.
As of December 31, 2025, Perfomex has active DO&MAs for one Borr rig and two third-party owned rigs, and provides onshore support services related to the Company’s operations in Mexico. Additionally, as of December 31, 2025, a subsidiary of the Company has active DO&MAs with a third-party for two Borr rigs. See “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements—Note 6 - Equity Method Investments” for further information about our operations in Mexico.
Geographical Focus
We bid for contracts globally, however our current geographical focus is the Americas, Southeast Asia, West Africa, the Middle East and North Africa and Europe. This is based on our current assessment of potential contracting opportunities, including, pre-tender and tender activity. Several countries within these regions, such as Malaysia, have laws that regulate operations and/or ownership of rigs operating within their jurisdiction, including local content and/or local partner requirements. In order to comply with these regulations, and successfully secure contracts to operate in these regions, we have employed personnel with significant experience in countries within these regions. Adapting to the above-mentioned factors is, and will continue to be, part of our business. See “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements—Note 4 - Segments” for a discussion of operating revenues by geographical region.
Suppliers
Our suppliers include labor agencies, insurance brokers, maintenance providers, shipyards and drilling equipment manufacturers or resellers. Our senior management team has extensive experience in the oil and gas industry in general, and in the offshore drilling industry in particular, and has built an extensive industry network. We believe that our relationships with our key suppliers and service providers is critical as it allows us to benefit from economies of scale in the procurement of goods and services and sub-contracting work.
Seasonality
In general, seasonal factors do not have a significant direct effect on our business. However, we have operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could occur during, among other times, the winter season in the North Sea, the hurricane season in the U.S./Mexican gulf coast and the monsoon season in Southeast Asia.
Risk of Loss and Insurance
Our operations are subject to hazards inherent in the drilling of oil and gas wells, including blowouts, punch through, loss of control of the well, abnormal drilling conditions, mechanical or technological failures, seabed cratering, fires and pollution, which could cause personal injury, suspend drilling operations, or seriously damage or destroy property or the equipment involved. Offshore drilling contractors such as us are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims.
As is customary in the drilling industry, we attempt to mitigate our exposure to some of these risks through indemnification arrangements and insurance policies. We carry insurance coverage for our operations in line with industry practice and our insurance policies provide insurance cover for physical damage to the rigs, loss of income for certain rigs and third-party liability. Management’s determination of the appropriate level of insurance coverage is made on an individual asset basis taking into account several factors, including the age, market value, cash flow value and replacement value of our jack-up rigs, their location and operational status. We self-insure for costs in excess of our insurance policies, including any losses exceeding our limit of coverage, and we also retain the risk for any deductibles under our insurance policies. We may be subject to losses for which we do not have adequate insurance coverage.
Our customer indemnification practices and insurance coverage includes:
Customer Indemnification
Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate drilling contracts. Under all of our current drilling contracts, our customers, as the operators, indemnify us for pollution damages in connection with reservoir fluids stemming from operations under the contract and we indemnify the operator for pollution from substances in our control that originate from the rig, such as diesel used onboard the rig or other fluids stored onboard the rig and above the water surface. In addition, under our current drilling contracts, the operator indemnifies us against damage to the well or reservoir, loss of subsurface oil and gas and the cost of bringing the well under control. However, our drilling contracts are individually negotiated, and the degree of indemnification we receive from the operator against the liabilities discussed above can vary from contract to contract, based on market conditions and customer requirements existing when the contract is negotiated. In some instances, we have contractually agreed upon certain limits to our indemnification rights and can be responsible for damages up to a specified maximum dollar amount. Prevailing market conditions, among other factors, can influence such contractual terms. In most instances in which we are indemnified for damages to the well, we have the responsibility to redrill the well at a reduced dayrate as the customer’s sole and exclusive remedy if such well damages are due to our negligence.
Notwithstanding a contractual indemnity from a customer, there can be no assurance that our customers will be financially able to indemnify us or will otherwise honor their contractual indemnity obligations. In addition, local governments, local authorities or others may seek damages or remediation from us, despite indemnity provisions in our contracts.

Physical Damage Insurance: Hull and Machinery Insurance
We purchase hull and machinery insurance for our entire fleet and all of our fleet equipment to cover the risk of physical damage to a rig. The level of coverage for each rig reflects its agreed value when the insurance is placed. We effectively self-insure part of the risk, as any claim we make under our insurance will be subject to a deductible.
Protection and Indemnity Insurance
We purchase protection and indemnity insurance and excess umbrella liability insurance. Our protection and indemnity insurance covers third-party liabilities arising from the operation of our rigs, including personal injury or death (for employees and third-parties), collisions, damage to fixed and floating objects and statutory liability for oil spills and the release of other forms of pollution, such as bunkers, and wreck removal.
The protection and indemnity insurance policies, together with our excess umbrella policy, cover claims up to a fixed maximum amount for our operational rigs and for our stacked rigs depending on contractual obligations and area of operation. We also maintain insurance policies and excess insurance policies against general liability and public liability for onshore statutory and contractual risks, mainly related to employment, tenancy, warehouses and other on-shore activities.
War Risk Insurance
We maintain war risk insurance for our rigs up to a fixed maximum amount per rig depending on the value of the hull and machinery and protection and indemnity insurance policies for each rig and subject to certain coverage limits, deductibles and exclusions. The terms of our war risk policies include a provision whereby underwriters can, upon service of seven days’ prior written notice to the insured, cancel the policies in the event that the insured has or may have breached sanctions. Further, the policies will automatically terminate after the outbreak of war, or war-like conditions, between two or more of China, the U.S., the U.K., Russia and France.
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
REGULATION
We are registered under the laws of Bermuda and our principal executive offices are located in Bermuda. Our operational headquarters are located in London and Dubai and we have business operations in five main regions; the Americas, Southeast Asia, West Africa, the Middle East and North Africa and Europe, as well as in various countries where our rigs are operating or stacked. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to the environment, health and safety, personal privacy and data protection, content restrictions, telecommunications, intellectual property, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that as our business grows and evolves and our rigs and services are used in more countries, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of some of the significant laws and regulations relevant to our business operations.
Environmental and Other Regulations in the Offshore Drilling Industry
Our operations are subject to numerous QHSE laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations which may include laws or regulations pertaining to climate change, carbon emissions or energy use, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our jack-up rigs operate or are registered, which can significantly affect the ownership and operation of our jack-up rigs. See the section entitled “Item 3.D. Risk Factors—Risk factors related to applicable laws and regulations—We are subject to complex environmental laws and regulations that can adversely affect us.”.
Class and Flag State Requirements
Each of our rigs is subject to regulatory requirements of its flag state, which is the country where the rig is legally registered. Flag state requirements reflect international maritime requirements and are in some cases further interpolated by the flag state itself. These include engineering, safety and other requirements related to offshore industries generally. In addition, in order to be permitted to operate, each of our jack-up rigs must be certified by a classification society as being “in-class”, which provides evidence that the jack-up rig was built, and is maintained, in accordance with the rules of the relevant classification society and complies with applicable rules and regulations of the flag state as well as the international conventions to which that country is a party.
Maintaining class involves significant cost and ongoing survey obligations. An underwater inspection in lieu of drydocking (“UWILD”) is required between the second and third years of the five-year survey cycle and in connection with the five-year special periodic survey for jack-ups. These surveys verify structural integrity and continued compliance with class rules. From time-to-time, a rig may need to be taken out of service to carry out repairs or modifications necessary to maintain class and statutory certification.
Our jack-up rigs are classed with ABS and Det Norske Veritas (“DNV”) and are subject to the mandatory requirements of the national authorities in the jurisdictions in which they operate. Acting under delegated authority from the flag state, classification societies may also issue statutory certificates on its behalf, including certificates under the Code for the Construction and Equipment of Mobile Offshore Drilling Units.
International Maritime Regimes
Applicable international maritime regime requirements include, the International Convention for the Prevention of Pollution from Ships (“MARPOL”) and its Annexes, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), the International Convention for the Safety of Life at Sea of 1974 as amended (“SOLAS”), the Code for the Construction and Equipment of Mobile Offshore Drilling Units, 2009 (“MODU Code”) and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, which entered in force in 2017 (the “BWM Convention”). These conventions have been adopted by various flag states and coastal states, and in some jurisdictions in which we operate, these regulations have been expanded upon. These various conventions regulate air emissions and other discharges to the environment from our jack-up rigs worldwide, and we may incur costs to comply with these regimes as they are currently and also as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases.
Annex VI to MARPOL regulates air emissions from ships, including limits on sulfur oxides and nitrogen oxides, and prohibits the deliberate emission of ozone-depleting substances. Annex VI applies to ships, including mobile offshore drilling units when within the scope of MARPOL, and establishes a global cap on the sulfur content of fuel oil while permitting the designation of Emission Control Areas (“ECAs”) with more stringent requirements.
Since January 1, 2015, vessels operating in ECAs, including the Baltic Sea, North Sea, North America and U.S. Caribbean Sea ECAs, have been required to use fuel oil with a sulfur content not exceeding 0.10%. Outside ECAs, a global sulfur content limit of 0.50% entered into force on January 1, 2020.
Annex VI also establishes tiered nitrogen oxide emission standards for marine engines based on their date of installation, with the most stringent Tier III standards applying to certain engines operating within designated nitrogen oxide ECAs. The Annex further imposes survey and certification requirements, including the issuance of International Air Pollution Prevention (“IAPP”) Certificates and related engine certification where applicable.
The BWM Convention introduced a phased implementation of ballast water management requirements, linked to each unit’s International Oil Pollution Prevention Certificate (“IOPP”) renewal survey. Compliance with ballast water performance standard became mandatory at the first applicable IOPP renewal survey after the Ballast Water Management (“BWM”) Convention’s entry into force and, in any event, no later than September 8, 2024.
As of December 31, 2025, all of our rigs hold valid International Ballast Water Management Certificates. Where operationally applicable and permitted under the BWM Convention, certain rigs operate in accordance with Regulations A-3.4 and A-3.5 by taking up and discharging ballast water at the same location. The rigs acquired in the Five-Rig Acquisition are fitted with approved Ballast Water Treatment Systems and comply with the D-2 performance standard of the BWM Convention.
Environmental Laws and Regulations
We are subject to environmental laws and regulations governing the discharge of materials into the environment and other aspects of environmental protection. These include regimes applicable to the decommissioning and recycling of rigs, including regulations governing the transboundary movement of hazardous waste and ship recycling. In certain circumstances, these laws impose strict liability, meaning liability may arise without proof of negligence or fault.
Implementation of new or more stringent environmental laws or regulations applicable to jack-up rigs may increase compliance costs, require capital expenditures or limit operational flexibility, and could materially and adversely affect our operations and financial condition.
Applicable environmental frameworks relevant to our operations and fleet lifecycle include the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal, the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, which entered into force on June 26, 2025 and where applicable, European Union legislation, including Directive 2013/30/EU on the Safety of Offshore Oil and Gas Operations, Regulation (EC) No 1013/2006 on Shipments of Waste, and Regulation (EU) No 1257/2013 on Ship Recycling.
Where we operate in other jurisdictions, such as the U.S. or Brazil, our activities are subject to the applicable national environmental laws and regulatory requirements of those countries.
Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. The rule contains a number of other requirements, including third-party verifications and certifications, real-time monitoring of deepwater and certain other activities, and criteria for safe drilling margins. If material spill events were to occur in the future, certain countries could elect to again issue directives to temporarily cease drilling activities and, in any event, may from time-to-time issue additional safety and environmental laws and regulations regarding offshore oil and gas exploration and development. The E.U. has also undertaken a significant revision of its safety requirements for offshore oil and gas activity through the issuance of the E.U. Directive 2013/30 on the Safety of Offshore Oil and Gas Operations.
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
The GDPR applies primarily to our companies established in the EEA but may also apply to other companies in the Group to the extent that their business involves personal data of persons located within the EEA. Noncompliance with the GDPR can lead to the imposition of government enforcement actions and prosecutions, private litigation (including class actions) and administrative fines, currently up to the greater of €20 million and 4% of our global turnover in the financial year preceding the imposition of the fine, as well as an obligation to compensate the relevant individual(s) for financial or non-financial damages claimed under Article 82 of the GDPR. Any such data compromise could also result in damage to our reputation and a loss of confidence in our security and privacy or data protection measures. A breach of the GDPR (or other applicable data protection legislation) could have a material adverse effect on our business, financial condition and results of operations.
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
INDUSTRY OVERVIEW
The activity and pricing within the global offshore contract drilling industry is driven by a multitude of demand and supply factors, including expectations regarding oil and gas prices, worldwide demand for oil and gas, anticipated oil and gas production levels, the availability of quality reservoirs, the stage of reservoir development, exploration success, availability of qualified drilling rigs and operating personnel, the availability of or lead time required for drilling and production equipment, relative production costs and political and regulatory environments.
One fundamental demand driver is the level of investment by E&P companies and their associated capital expenditures. Historically, the level of upstream capital expenditures has primarily been driven by future expectations regarding the demand and price of oil and natural gas.
Overview of the Global Offshore Contract Drilling Market
The offshore contract drilling industry provides drilling, workover and well construction services to E&P companies through the use of Mobile Offshore Drilling Units (“MODUs”), which includes our jack-up rigs. Offshore spending by E&P companies has fluctuated substantially on an annual basis depending on a variety of factors. Historically, the offshore drilling industry has been highly cyclical. The profitability of the offshore contract drilling industry is largely determined by the balance between supply and demand for MODUs. Periods of high demand are typically followed by a shortage of rigs and consequently higher dayrates which, in turn, makes it advantageous for industry participants to place orders for new rigs. Offshore drilling contractors can mobilize MODUs from one region of the world to another, stack inactive rigs, as a form of short or long term storage, or reactivate stacked rigs in order to meet demand in various markets.
See “Item 3.D. Risk Factors—Risk factors related to our business and industry”.
The Jack-Up Market Segment
Jack-up rigs can be used to drill oil and gas wells in shallow-water, which is generally a low-cost production, in terms of cost per barrel of oil. Shallow-water development offers E&P companies a shorter period from investment decision to cash flow over other offshore production categories.
The jack-up market is characterized by a highly competitive and fragmented supplier landscape, with market participants ranging from large international companies to small, locally owned companies and rigs owned by NOCs, referred to as owner-operated rigs. The operations of the largest players are generally dispersed around the globe due to the high mobility of most MODUs. Although the cost of moving MODUs from one region to another and/or the availability of rig-moving vessels may cause a short-term imbalance between supply and demand in one region, significant variations between regions do not exist in the long-term due to MODU mobility.
There are several sub-segments within the jack-up market based on different attributes of the rigs, typically water depth capability, age, hook load capacity, cantilever reach and environmental conditions a rig can operate in. The sub-segment classification varies across market participants, third parties (researchers, consultants etc.), classification societies and others. In this Annual Report, we have used the following classification of the jack-up sub-segments, which are as follows:
•“modern” or “premium” rigs delivered in 2000 or later; and
•“standard” rigs delivered prior to 2000.
In recent years, the jack-up market has experienced a shift in demand towards modern jack-up rigs. In line with this trend, several drilling contractors are renewing their fleets through both newbuildings and rig acquisitions.

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
Borr (Mauritius) Holdings Limited
Borr Valhalla Holding Limited
Borr (UK) Holdings Limited
Borr Mexico Ventures Limited
Borr Drilling Management (UK) Limited
Borr Holdings Limited
Borr Drilling Land Support Limited
Rig-Owning Subsidiaries
Rig-Owning Subsidiaries
Mexican Operating Subsidiaries
51%
Mexican Joint Ventures (Perfomex, Perfomex II)
Borr Drilling Management DMCC
Paragon Offshore Limited
Operating Subsidiaries
Rig-Owning Subsidiaries (Mexico Rigs)
Borr Drilling Management AS
Legacy Paragon Offshore Subsidiaries
Borr Arabia Well Drilling LLC
97%
Borr Finance LLC
Rig-Owning Subsidiaries
Operating Subsidiaries
Rig-Owning and Operating Subsidiaries

Our subsidiary Borr Mexico Ventures Limited holds a 51% interest in two Mexico-based entities Perfomex and Perfomex II, and a subsidiary of our local operating partner in Mexico holds the remaining 49% interest.
D.PROPERTY, PLANT AND EQUIPMENT
Our largest category of capital assets is our fleet of 29 premium jack-up drilling rigs, which we use to provide worldwide offshore drilling services to the oil and gas industry. See “Item 4.B. Business Overview—Our Business—Our Fleet” above for a discussion of our fleet and a list our our jack-up drilling rigs and their current locations.
Our principal executive office is located in Bermuda and our operational headquarters are located in London, U.K. and Dubai, United Arab Emirates (“U.A.E.”). We also maintain an office in Aberdeen, U.K., which houses many of our corporate administrative personnel, as well as other regional offices primarily focused on operational support.
Our principal lease is the rental of approximately 16,206 sq ft of office space in Aberdeen, U.K., under a ten year lease which began in 2019. In addition we rent office space in Dubai, U.A.E.; Oslo and Stavanger, Norway; London, U.K.; Al-Khobar, Saudi Arabia; Bangkok, Thailand; Doha, Qatar; Kuala Belait, Brunei; Kuala Lumpur, Malaysia; Mexico City, Mexico; Pointe Noire, Congo; Singapore and Valletta, Malta. However, we do not consider these as material leases. In addition to office space, we also rent storage, yard facilities and apartments to support our operations in the countries where we operate. We do not own any material interest in real estate.
We are subject to several international, national, and local environmental laws, regulations, treaties and conventions which may affect the utilization of our rigs. In addition, other environmental issues may influence the Company’s use of property, plant and equipment. See “Item 3.D. Risk Factors—Risk factors related to applicable laws and regulations” and “Item 4.B. Business Overview—Regulation” above.

A number of our rig-owning subsidiaries’ shares and assets are pledged to secure our debt instruments and facilities. See “Item 5.B. Liquidity and Capital Resources—Our Existing Indebtedness ” for more information.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The disclosures in this “Item 5. Operating and Financial Review and Prospects” should be read in conjunction with our Audited Consolidated Financial Statements and the related notes in “Part III, Item 17. Financial Statements” of this Annual Report. The discussion and analysis below contains certain forward-looking statements about our business and operations that are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed in, or implied by, the forward-looking statements. See the sections entitled “Special Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors” for more information about our forward-looking statements and risks.
A.OPERATING RESULTS
Overview
Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths of approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for E&P customers.
We are one of the largest international operators of drilling rigs within the jack-up segment, and the shallow-water market is our operational focus. Shallow-water oil and gas production is generally lower cost, in terms of cost per barrel of oil, as compared to other offshore production. As a result, and due to the shorter period from investment decision to cash flow, E&P companies have an incentive to invest in shallow-water developments over other offshore production categories.
As of December 31, 2025, we had 24 premium jack-up rigs. We contract our jack-up rigs primarily on a dayrate basis to drill wells for our customers, including integrated oil companies, NOCs and independent oil and gas companies. A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells, or covering a stated term. We operate in significant oil-producing geographies throughout the world, including Southeast Asia, West Africa, the Americas, Middle East and North Africa and Europe.
We view our operations and manage our business as a single operating segment, our dayrate segment.
Operational Measures
We evaluate our business based on a number of operational measures that we believe are useful in assessing our historical and potential future performance and to identify any trends in that performance. Operational measures (excluding non-consolidated joint venture operations and as of December 31, 2024, related party backlog) include the following, with further descriptions and calculation methods included below:

	Year Ended December 31,
	2025	2024	2023
Technical Utilization (in %)	98.7%	98.9%	98.3%
Economic Utilization (in %)	97.6%	97.7%	97.9%
Weighted Average Number of Operating Rigs	19.2	20.1	20.1
Rig Utilization (in %)	80.0%	90.8%	92.4%
TRIF (number of incidents per million man hours)	1.95	2.31	0.65
Total Contract Backlog (in $ millions)	$962.9	$1,330.6	$1,312.6
Total Contract Backlog (in rig years)	20	26	25

Technical Utilization
Technical Utilization is a measure of the up-time efficiency of our operational rigs and reflects how efficiently we perform drilling operations without stoppage due to mechanical, procedural or other operational events that result in down time. Technical Utilization is a measure of efficiency of rigs in operation and is not a measurement of utilization of our fleet overall.
Technical Utilization is calculated, for each rig in operation during the period, as the total number of up-time hours (which excludes all time for operational stoppages due to mechanical, procedural or other operational events), divided by the maximum number of operational hours, expressed as a percentage. The Technical Utilization presented above is a fleet average of the technical utilization for the period.
Economic Utilization
Economic Utilization is a measure of the dayrate revenue efficiency of our operational rigs and reflects the proportion of the potential full contractual dayrate that each operating jack-up rig earns each day. Economic Utilization is affected by reduced rates for standby time, repair time or other planned out-of-service periods. Economic Utilization is a measure of efficiency of rigs in operation and is not a measurement of utilization of our fleet overall.
Economic Utilization is calculated, for each rig in operation during the period, as total revenue generated by the rig, excluding bonuses, divided by the maximum potential dayrate that could have been earned (the full operating dayrate multiplied by the number of days on contract in the period), expressed as a percentage. The Economic Utilization presented above is a fleet average of the economic utilization for the period.
Weighted Average Number of Operating Rigs
Weighted Average Number of Operating Rigs is a measure of our number of jack-up rigs that are operating on average in a period. We define operating rigs as all of our jack-up rigs that are currently operating on firm commitments for contract drilling services, represented by definitive agreements. This excludes our jack-up rigs which are warm or cold stacked, undergoing reactivation programs and newbuild rigs under construction, as applicable.
The Weighted Average Number of Operating Rigs is calculated as the aggregate number of revenue days from contract drilling services for all rigs during the period, divided by the number of days in the applicable period.
Rig Utilization
Rig Utilization is a measure of the utilization of our fleet overall, and reflects the proportion of our rigs that are in operation.
Rig Utilization is calculated as the Weighted Average Number of Operating Rigs in a period divided by the weighted average number of rigs owned for the period, expressed as a percentage.
Total Recordable-Incident Frequency
TRIF is a measure of workplace safety, and reflects the number or reportable injuries and illness per million man hours worked. TRIF is defined by the International Association of Drilling Contractors, which sets the criteria for reportable workplace incidents and the methodology for calculating the metric. A recordable incident includes fatality, lost time incident, restricted work case, or medical treatment case, as well as a confirmed diagnosis of a work-related illness by a suitable and licensed healthcare professional. Medical observation and/or diagnostic testing where no medical treatment beyond first aid is given is not considered to be recordable.
TRIF is calculated by multiplying the number of recordable incidents during a twelve-month period by 1,000,000 and dividing that value by the total man hours for the same period.
Total Contract Backlog
Our Total Contract Backlog includes firm commitments for contract drilling services represented by definitive agreements, including binding letters of award and letters of intent and revenue from mobilization and demobilization. Total Contract Backlog excludes contract preparation, capital or upgrade reimbursement, recharges, bonuses and other revenue sources. The contract period is not reduced for planned out-of-service times during the contract period and excludes additional periods that may result from the future exercise of extension options, which are included only when such options are exercised. The revenues actually earned from our contract backlog is expected to differ materially from our calculation of contract backlog due to many factors, including scheduled and unscheduled downtime, see also Technical Utilization above, and due to actual dayrates earned, see also Economic Utilization above, which are not reflected in the calculation of Total Contract Backlog.
Total Contract Backlog (in $ millions) is a measure of the maximum revenue that can be earned from a drilling contract based on the contracted operating dayrate and the firm contract period. Total Contract Backlog (in $ millions) is calculated as the firm commitment for contract drilling services in days multiplied by the maximum contract drilling dayrate revenue in the drilling contract plus revenue from mobilization and demobilization.
Total Contract Backlog (in rig years) is a measure of the time it would take in years for one jack-up rig to perform the obligations under all definitive agreements consecutively. Total Contract Backlog (in rig years) is calculated as the firm commitment for contract drilling services in days divided by 365 days in a year.
Significant Events
Management Updates
On July 2, 2025, the Company announced that pursuant to a multi-year succession planning process, the Company’s Board of Directors appointed Chief Commercial Officer Bruno Morand as successor to Chief Executive Officer Patrick Schorn, effective September 1, 2025. Mr. Schorn became the Executive Chair of the Company’s Board of Directors, while the previous Chairman, Tor Olav Trøim, continued to serve as a Director of the Board, and existing Director, Daniel Rabun, became Lead Independent Director.
On August 6, 2025, Thiago Mordehachvili, Founder and Chief Investment Officer of Granular Capital Ltd., a significant shareholder of the Company, was appointed to the Board as a Director.
Five-Rig Acquisition
In December 2025, the Company entered into an agreement to acquire five premium jack-up rigs from Noble Corporation for a total purchase price of $360 million. In connection with the Five-Rig Acquisition, the Company completed a $165.0 million 2030 Notes offering and completed an $84.0 million equity offering, as further detailed below. The Company made a deposit of $36.0 million in December 2025 and completed the Five-Rig Acquisition in January 2026, which included acquiring the five rigs, increasing debt by $150.0 million through a seller’s credit and making an additional $174.0 million cash payment to the seller using cash on hand at December 31, 2025.
Debt and Equity
In the third quarter of 2025, we conducted a public offering by issuing 50 million common shares at a subscription price of $2.05 per share for total gross proceeds of $102.5 million.
In September 2025, the Company entered into a $34.0 million Senior Secured Revolving Facility Agreement and entered into an agreement to amend and restate its SSRCF, increasing the size of the facility to $200.0 million and making the $45.0 million Guarantee Facility a separate facility.
In December 2025, the Company conducted a public offering by issuing 21 million common shares at a subscription price of $4.00 per share for total gross proceeds of $84.0 million and also issued $165.0 million in principal amount of additional 2030 Notes at 100% of par plus accrued interest, raising gross proceeds of $166.6 million.
See “Item 5.B. Liquidity and Capital Resources” below for more information on the Company’s liquidity and capital resources.
Listing on the Euronext Growth Oslo
On December 30, 2024, our shares were delisted from the OSE, in an effort to consolidate our listing on the NYSE. On December 19, 2025, our shares were listed on the Euronext Growth Oslo under the symbol “BORR”. The decision to reinstate a dual listing was driven by strong investor interest.

Year ended December 31, 2025 compared to the year ended December 31, 2024
Our results of operations is as follows:

	For the Year Ended December 31,
(in $ millions)	2025	2024	Change
Dayrate revenue	906.7	848.2	58.5
Bareboat charter revenue	78.2	90.8	(12.6)
Management contract revenue	35.9	36.6	(0.7)
Related party revenue	—	35.0	(35.0)
Operating revenues	1,020.8	1,010.6	10.2
Gain on disposals	0.3	0.4	(0.1)
Rig operating and maintenance expenses	(500.6)	(456.4)	(44.2)
Depreciation of non-current assets	(148.0)	(131.2)	(16.8)
General and administrative expenses	(50.4)	(49.2)	(1.2)
Total operating expenses	(699.0)	(636.8)	(62.2)
Operating income	322.1	374.2	(52.1)
Loss from equity method investments	(2.7)	(1.2)	(1.5)
Interest income	3.7	6.4	(2.7)
Interest expenses	(228.4)	(211.7)	(16.7)
Other financial expenses, net	(8.8)	(27.4)	18.6
Total financial expenses, net	(233.5)	(232.7)	(0.8)
Income tax expense	(40.9)	(58.2)	17.3
Net income and total comprehensive income	45.0	82.1	(37.1)
Operating Revenues
Total operating revenues increased by $10.2 million to $1,020.8 million for the year ended December 31, 2025 compared to $1,010.6 million in 2024. The increase was primarily due to an increase in revenues in West Africa, with smaller increases in Southeast Asia and Europe, partially offset by decreases in the Americas and Middle East and North Africa. The increase in total operating revenues was primarily due to an increase in dayrate revenue of $58.5 million, partially offset by a $35.0 million decrease in related party revenue and a $12.6 million decrease in bareboat charter revenue.
The increase in dayrate revenues was primarily due to an increase in the number of operating days worked by our rigs, most notably one rig, which was delivered from newbuildings in 2024 and began operations in the Middle East and North Africa region in 2025, and by one rig in West Africa that started a new contract in 2025, which contained a large number of re-billable expenses which we provided at a markup. These increases were partially offset by a decrease in operating days in the Americas related to one rig in Mexico, which was warm-stacked for a portion of 2025. Additionally, there was an increase in the weighted average earned dayrates during 2025 as compared to 2024.
The decrease in related party revenues was driven by the termination during 2024 of the related party bareboat charter agreements held with our joint ventures in Mexico. After a new operating structure was put in place in 2024, agreements previously generating related party revenue were held by third parties in 2025 and generating bareboat charter revenue and management contract revenue.
The decrease in bareboat charter revenue was primarily due to a lower number of operating days in 2025 compared to the same period in 2024, as certain of our rigs under bareboat charter agreements were suspended for portions of the year in 2025, partially offset by the transfer of rigs in Mexico to third-party bareboat charter agreements; prior agreements had been held by related parties and reported as related party revenues in prior periods.

Total Operating Expenses
Total operating expenses, consisting of rig operating and maintenance expenses, depreciation of non-current assets and general and administrative expenses, increased by $62.2 million to $699.0 million for the year ended December 31, 2025, compared to $636.8 million in 2024.
Rig operating and maintenance expenses are costs associated with owning jack-up drilling rigs, including rigs in operation and stacked, including the cost of rig personnel, insurance, consumables and supplies, equipment rental, and third-party maintenance and service costs. Rig operating and maintenance expenses increased by $44.2 million to $500.6 million for the year ended December 31, 2025, compared to $456.4 million in 2024. The increase is primarily due to one rig, which was delivered from newbuildings in 2024 and began operations in the Middle East and North Africa region in 2025, and by the one rig in West Africa which started a new contract in 2025, which contained a large number of re-billable expenses, and an increase in rig costs in the Americas related to our rigs in Mexico, for which we incurred expenses in 2025 that in 2024 were recognized by our joint ventures as part of our loss on equity method investments, partially offset by a decrease in costs in the Americas related to a rig in Mexico, which was warm-stacked for a portion of 2025.
Depreciation of non-current assets, primarily our jack-up drilling rigs, increased by $16.8 million to $148.0 million for the year ended December 31, 2025, compared to $131.2 million in 2024. The increase is primarily a result of the $66.4 million in additions to jack-up drilling rigs during 2025, primarily in capitalized long-term maintenance projects and equipment, coupled with the transfer of two rigs from newbuildings to jack-up rigs in 2024, as these rigs had a full year of depreciation expense in 2025 compared to a partial year in 2024.
General and administrative expenses include personnel and facilities costs related to our management and our administrative and support departments. General and administrative expenses increased by $1.2 million to $50.4 million for the year ended December 31, 2025, compared to $49.2 million in 2024.
Loss from Equity Method Investments
Loss from Equity Method Investments represents our portion of losses related to our two Mexico-based joint ventures. Loss from equity method investments increased by $1.5 million to $2.7 million for the year ended December 31, 2025, compared to $1.2 million in 2024. The increase in the loss in 2025 is primarily a result of an increase in income tax expenses due to a loss in eligibility for tax benefits under the construction tax regime, resulting from a change in the operating structure of our joint ventures.
Total Financial Expenses, net
Total financial expenses, net, increased by $0.8 million to $233.5 million for the year ended December 31, 2025, compared to $232.7 million in 2024.
Interest expenses increased by $16.7 million to $228.4 million for the year ended December 31, 2025, compared to $211.7 million in 2024. This was primarily due to debt increases in 2024 and 2025 related to additional issuances of 2028 Notes and 2030 Notes.
Other financial expenses, net, decreased by $18.6 million to $8.8 million for the year ended December 31, 2025, compared to $27.4 million in 2024. This was primarily due to a decrease in yard cost cover expenses after the transfer of the two rigs from newbuildings to jack-up rigs in 2024, and the $2.4 million premiums paid on the Convertible Bond repurchase in 2024, with no corresponding expense in 2025.
Income Tax Expense
Income tax expense decreased by $17.3 million to $40.9 million for the year ended December 31, 2025, compared to $58.2 million in 2024. This is primarily due to a decrease in current tax expense of $13.4 million, largely as a result of decreased activity or profitability in certain locations, and a decrease in deferred taxes of $3.9 million. See also “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 9 - Taxation”.

Year ended December 31, 2024 compared to the year ended December 31, 2023
For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. A. Operating Results—Year ended December 31, 2024 compared to the year ended December 31, 2023” contained in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 25, 2025.
Non-GAAP Financial Measures
Adjusted EBITDA
In addition to disclosing financial results in accordance with U.S. GAAP, this report includes the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods, where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
A reconciliation of net income to Adjusted EBITDA is as follows:

	For the Year Ended December 31,
(in $ millions)	2025	2024
Net income	45.0	82.1
Depreciation of non-current assets	148.0	131.2
Interest income	(3.7)	(6.4)
Interest expense	228.4	211.7
Foreign exchange loss, net	0.5	3.7
Other financial expenses	8.3	23.7
Loss from equity method investments	2.7	1.2
Income tax expense	40.9	58.2
Adjusted EBITDA	470.1	505.4
This non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net income attributable to shareholders of Borr Drilling Limited	Net income adjusted for: depreciation of non-current assets; (loss) / income from equity method investments; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period-to-period and against the performance of other companies by excluding the results of our equity method investments and removing the impact of depreciation, financing and tax items.
We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

B.LIQUIDITY AND CAPITAL RESOURCES
Cash Requirements
We have historically needed cash to fund our operations and to build or acquire, as well as maintain, our fleet of jack-up drilling rigs. We have typically met our liquidity needs principally from offerings of equity shares, issuances of debt securities and drawings under loans, issuances of convertible bonds, as well as available cash and cash equivalents, funds from our revolving credit facilities and cash generated from operations.
Investments in jack-up drilling rigs and capital expenditures related to purchase and refurbishment of rig equipment, contract preparation and other investments are highly dependent on how many jack-up rigs we purchase, activate or re-activate, which is in turn dependent on the number of contracts we are able to or expect to secure.
We are a holding company and to meet our financial obligations we are dependent on cash generated by and cash flows from our subsidiaries, which are subject to legal and contractual restrictions. See the section entitled “Item 3.D. Risk Factors—Risk factors related to our business and industry”.
In December 2025, the Company entered into an agreement to acquire five premium jack-up rigs from Noble Corporation for a total purchase price of $360 million. In connection with this Five-Rig Acquisition, the Company made a $36.0 million cash deposit, during December 2025, completed a $165.0 million 2030 Notes offering and completed an $84.0 million equity offering, as further detailed below.
During the year ended December 31, 2025, our primary uses of cash were operating expenditures, investing activities including the deposit we paid for the Five-Rig Acquisition and capital additions to jack-up drilling rigs, mainly related to long-term maintenance costs and equipment and repayment of debt. We funded these cash needs through our existing cash and cash equivalents, cash provided by operating activities, and proceeds from debt and equity financings.
The Company completed the Five-Rig Acquisition in January 2026, which included acquiring the five rigs, increasing debt by $150.0 million through a seller’s credit and making an additional $174.0 million cash payment to the seller using cash on hand at December 31, 2025.
Cash and Cash Equivalents and Treasury Policies
As of December 31, 2025, we had $379.7 million in cash and cash equivalents and $1.0 million in restricted cash.
Our funding and treasury activities are conducted within our established corporate policies and are intended to maximize investment returns in light of our liquidity requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held to fund ongoing local expenditures in various local currencies such as British Pounds, Euros, Mexican Pesos, United Arab Emirates Dirham, Central African CFA Francs, Malaysian Ringgit, Norwegian Kroner, Saudi Riyal, Singaporean Dollars and Thai Baht. We have not made use of derivative instruments to hedge our transactions in other currencies.
Our Existing Indebtedness
As of December 31, 2025, we had total outstanding borrowings of $2,210.0 million, gross of capitalized borrowing costs, debt discounts and debt premiums, most of which is secured by, among other things, 24 of our rigs.
Our indebtedness as of December 31, 2025 includes our:
•$1,178.6 million principal amount of 2028 Notes;
•$792.0 million principal amount of 2030 Notes; and
•$239.4 million principal amount of Convertible Bonds due in 2028.
As of December 31, 2025, our $200.0 million SSRCF and the $34.0 million SRCF were undrawn.

The scheduled maturities of our debt are as follows:

(In $ millions)	December 31, 2025
2026	143.6
2027	143.6
2028	1,258.6
2029	42.6
2030	621.6
Thereafter	—
Total	2,210.0
Various agreements governing our debt restrict and, in some cases may actually prohibit, our ability to move cash within the group or contain covenants that, among other things, restrict the ability of the Company pay or make certain dividends, distributions, investments and other restricted payments.
As of December 31, 2025, we were in compliance with all our covenants under our various loan agreements.
See also “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 17 - Debt” for additional information on our borrowings as of December 31, 2025. See also “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 24 - Subsequent Events” for additional information on our borrowings and security on our debt.
Equity
As of December 31, 2025, the Company had loaned 1,700,000 shares to DNB under the share lending agreement entered into in 2023.
See also “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements—Note 23 - Shareholders’ Equity” for a discussion of our equity offerings and our share lending agreement.
Commitments and Short-Term Liquidity
We expect our short-term liquidity needs will include routine operating expenditures, investing activities including the completion of the Five-Rig Acquisition and capital additions to jack-up drilling rigs, mainly related to long-term maintenance costs and equipment and scheduled repayments of debt.
As of December 31, 2025, our capital expenditures in the next twelve months include $174.0 million to complete the Five-Rig Acquisition, which was completed in January 2026. We also estimate our capital expenditures will include amounts relating to additions to jack-up rigs, such as long-term maintenance, special periodic surveys and capital equipment of between $60 million and $70 million. In addition, there may be capital expenditures over the next twelve months related to potential rig activations for which management believes favorable contracting opportunities exist.
We had no off-balance sheet arrangements as of December 31, 2025, other than commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances, such as performance guarantees to customers related to our drilling contracts. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2025, these guarantees were secured by $38.0 million of our $45.0 million Guarantee Facility.
We expect our future short-term funding sources to include available existing cash and cash equivalents, cash provided by operating activities, and, if and as needed, proceeds from our revolving credit facilities.
We believe that our cash and cash equivalent balances, expected cash flows from operations and availability under our revolving credit facilities will enable us to meet our cash needs including, anticipated working capital requirements, capital expenditure commitments, and debt obligations, and to meet the requirements in our debt covenants, for at least the next 12 months, as of the date of this report. Management continues to regularly monitor the Company’s ability to finance the needs of its business and activities.

Long-Term Liquidity
We expect our long-term liquidity needs will include routine operating expenditures, investing activities including capital additions to jack-up drilling rigs, mainly related to long-term maintenance costs and equipment and scheduled repayments of debt, as shown in the debt maturities table above.
We expect our future funding sources to include our available existing cash and cash equivalents, cash provided by operating activities, proceeds from our revolving credit facilities and proceeds from other debt and equity financings, although there is no assurance that future equity raises or debt financings will be available on acceptable terms, or at all.
Our future liquidity needs may include strategic investments such as the purchase of additional jack-up drilling rigs or other investments as determined by our management and our Board, which we may choose to fund through debt or equity offerings.
Additionally, we may choose to refinance our long-term debt in future periods, to obtain more favorable terms, extend repayment periods or for other business reasons. These efforts may not be successful and future debt financings may not be sufficient to refinance our existing debt or be available on acceptable terms, or at all.
Cash Flows
Our cash flows for the years ended December 31, 2025 and 2024 are as follows:

	For the Year Ended December 31,
(In $ millions)	2025	2024
Net cash provided by operating activities	251.9	77.3
Net cash used in investing activities	(124.5)	(409.4)
Net cash provided by financing activities	190.8	292.0
Net change in cash and cash equivalents and restricted cash	318.2	(40.1)
Net cash provided by operating activities
Net cash provided by operating activities was $251.9 million during the year ended December 31, 2025, compared to $77.3 million during the year ended December 31, 2024. The increase of $174.6 million was primarily due to an increase in average dayrates and an increase in number of operating rigs and associated cash receipts from contract drilling services and the timing of working capital movements offset in part by the cash expenditures for contract drilling services. Included within net cash provided by operating activities during the year ended December 31, 2025, are interest payments of $205.1 million and income tax payments of $59.7 million compared with interest payments of $186.9 million and income tax payments of $55.2 million during the year ended December 31, 2024.
Net cash used in investing activities
Net cash used in investing activities of $124.5 million for the year ended December 31, 2025 primarily consisted of a $36.0 million deposit related to the Five-Rig Acquisition and $88.2 million in additions to jack-up drilling rigs, largely related to long-term maintenance, activation costs for the “Vali” and capital equipment.
Net cash used in investing activities of $409.4 million for the year ended December 31, 2024 was primarily due to $354.1 million in additions to newbuildings largely due to the $159.9 million final installment payment each of the two newbuilding rigs and $54.8 million in additions to jack-up drilling rigs.
Net cash provided by financing activities
Net cash provided by financing activities of $190.8 million for the year ended December 31, 2025 primarily consisted of $177.2 million in net proceeds from common share issuances and $159.3 million in net debt proceeds from the issuance of additional 2030 Notes, partially offset the repayment of debt of $141.5 million, due to scheduled repayments of the 2028 Notes and 2030 Notes.

Net cash provided by financing activities of $292.0 million for the year ended December 31, 2024 primarily consisted of $672.0 million in debt proceeds from issuance of additional 2028 Notes and 2030 Notes and temporary drawdown of our revolving credit facility, partially offset by $286.1 million in debt repayments and cash distributions paid of $76.3 million.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
D.TREND INFORMATION
Offshore Drilling Market
The global competitive jack-up rig utilization was approximately 88% in March 2026 based on industry reports (such as S&P Global), which represents an increase of approximately 4% from December 31, 2021. As of March 2026, there are 291 modern jack-ups contracted, representing an increase of approximately 54 units as compared to the lows in late 2020. This number is only 19 units lower than the highs of 310 last seen in March 2024, prior to the Saudi Aramco suspensions taking effect. During the same period, the number of standard jack-ups contracted has shrunk by approximately 20 units.
The offshore drilling market encountered lower demand in 2025, impacting day rates and utilization. This was largely attributable to Saudi Aramco, one of the largest customers for offshore drilling rigs, suspending jack-up rig contracts in the first quarter of 2024. In total, Saudi Aramco suspended the contracts of over 30 jack-up rigs, many of which entered the global competitive jack-up rig supply. In addition, Pemex, another large customer for jack-up rigs, announced various rig suspensions commencing late 2024.
Based on industry reports, average global modern jack-up day rates for contracts executed in 2025, declined approximately 19% compared to 2024 (S&P Global). Despite lower demand in 2025, global demand has and is expected to rise further over the longer term and absorb the excess supply caused by rig suspensions. As of March 2026, of the over 30 jack-up rigs suspended by Saudi Aramco, only four are considered to remain in the modern jack-up competitive supply. The remaining rigs have been absorbed by additional global supply, or recontracted by Saudi Aramco.
Growth in rig supply is anticipated to be restrained. Currently, there are approximately 11 available newbuild rigs under construction. We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and due to increasing supply chain pressures which impact construction. The order book of new rigs as a percentage of the current jack-up fleet has reached a 20-year record low and stands at approximately 2%. Only two jack-up rigs have been ordered in the last three years, however these are being built for specific Saudi Aramco contracts by ARO Drilling, a joint venture between Saudi Aramco and Valaris Limited. The purchase price of these rigs is approximately $300 million.
Energy rebalancing trends have accelerated in recent years, as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. Nonetheless, global energy demand may increase over the coming decades, and in this case we expect offshore oil and gas will continue to play an important and sustainable role in meeting this demand for the foreseeable future.
We remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty. We also face other risks and trends that could adversely affect our business and industry. See the section entitled “Item 3.D. Risk Factors—Risk factors related to our business and industry”.
E.CRITICAL ACCOUNTING ESTIMATES
We prepare our Audited Consolidated Financial Statements in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, among others, the following: collectability of receivables, fair market value of acquired rigs and impairment assessment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates.
We consider the following to be our critical accounting estimates. For a summary of our significant accounting policies, see “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 2 - Basis of Preparation and Accounting Policies”.
Impairment of Jack-Up Drilling Rigs
We use judgment in monitoring events and changes in circumstances that could indicate carrying amounts of our jack-up drilling rigs may not be recoverable. If such triggering events are present, we assess the recoverability of jack-up drilling rigs by determining whether the carrying value of such rigs will be recovered through undiscounted future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over the respective fair values, based on the discounted cash flows.
Asset impairment evaluations are, by nature, highly subjective. Our estimate of fair value generally requires us to use significant unobservable inputs, which include various assumptions regarding the long-term future performance of our jack-up rigs, which is the largest class of asset on our Consolidated Balance Sheets. Given their significance, an impairment in the value of our jack-up drilling-rigs would likely be material to our results of operations.
During the year ended December 31, 2025, we considered whether indicators of impairment were present that suggested the carrying amounts of our jack-up drilling rigs may not be recoverable as of December 31, 2025. We concluded that impairment indicators existed for thirteen of our jack-up rigs and performed a recoverability assessment based on an undiscounted cash flow model.
Two significant assumptions, utilization and dayrates, are utilized in determining the undiscounted future cash flows. Other assumptions include residual values, operating and maintenance expenses and capital expenditures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These projections involve uncertainties that rely on assumptions about demand for our services and future market conditions, including but not limited to oil and gas prices. Changes in our assumptions, particularly our two critical assumptions, could have a material impact on our assessment of impairment.
As of December 31, 2025 and 2024, the carrying amount of our jack-up drilling rigs was $2,742.7 million and $2,823.2 million, respectively. No impairment related to recoverability of these carrying amounts was recognized during the years ended December 31, 2025 and 2024, as the undiscounted future cash flows were higher than the carrying amounts of our jack-up rigs in these periods.
Additionally, we have performed a sensitivity analysis based on changes in our critical assumptions of utilization and dayrate revenue assuming a 5% decrease and assuming a 10% decrease to both assumptions. In each of these cases, the change in the assumptions would result in zero impairment to our jack-up drilling rigs.
We will continue to monitor Company, market and asset specific factors for indications that the carrying amounts of our jack-up drilling rigs may not be recoverable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
The following provides information about each of our Directors and senior management as of the date of this Annual Report.

Name	Age	Position
Patrick Schorn (1)	57	Director and Executive Chairman
Daniel W. Rabun	71	Lead Independent Director and Compensation Committee Member
Tor Olav Trøim	63	Director
Alexandra Kate Blankenship	61	Director, Audit Committee Chairperson and Compensation Committee Chairperson
Jeffrey R. Currie	59	Director, Nominating and Governance Committee Member
Neil J. Glass	64	Director, Audit Committee Member and Nominating and Governance Committee Chairperson
Thiago Mordehachvili	39	Director
Mi Hong Yoon	55	Director and Company Secretary
Bruno Morand	43	Chief Executive Officer
Magnus Vaaler	42	Chief Financial Officer
(1) Served as Chief Executive Officer of the Company until September 2025.
Biographies
Certain biographical information about each of our Directors and senior management is set forth below:
Patrick Schorn has served as a Director on our Board since January 2018. He was appointed Chief Executive Officer in September 2020 and became Executive Chairman of the Board in September 2025. Mr. Schorn was previously the Executive Vice President of Wells for Schlumberger Limited. Prior to this role, he held various global management positions for Schlumberger Limited, including President of Operations; President of the Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger Limited in 1991 as a Stimulation Engineer in Europe and subsequently held various management and engineering positions in France, the U.S., Russia, the U.S. Gulf of Mexico and Latin America. Mr. Schorn is also a director of Bruton Limited. He holds a Bachelor of Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands.
Daniel W. Rabun has served as a Director on our Board and a member of the Compensation Committee since April 2023 and was appointed Lead Independent Director in September 2025. Mr. Rabun joined Ensco plc in March 2006 as President and as a member of the Board of Directors. He was appointed to serve as Ensco plc’s Chief Executive Officer in January, 2007 and was elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco plc as President and Chief Executive Officer in May 2014 and as Chairman in May 2015. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He served as non-executive Chairman and director of Champion X Corporation from 2018 until its sale to SLB in July 2025. He also served as a non-executive director of APA Corporation (formerly known as Apache Corporation) from May 2015 to May 2024, where he was a member of the Corporate Responsibility, Governance and Nominating Committee and the Audit Committee. He has been a U.S. Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University. Mr Rabun has served as a Director of Golar LNG Limited since February 2015 and was appointed Chairman from September 2015 to September 2017, and currently serves on its Audit Committee, Compensation Committee and Nominating Committee. Since October 2024, he has also served as non-executive Chairman of HMH Holding Inc.
Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder. He served as the Chairman of the Board from August 2017 to September 2019 and from February 2022 to September 2025. Mr. Trøim is the founder and sole shareholder of Magni Partners. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries serving in various positions. Before founding Magni Partners in 2014, he served as a director of Seatankers Management Co. Ltd., from 1995 to September 2014 and was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. During his tenure with Seatankers, Mr. Troim also held executive positions in affiliated companies. This included serving as CEO of Seadrill Ltd., Frontline Ltd., Golar LNG Limited., and SFL Corporation Ltd. (formerly known as Ship Finance International Limited). Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. His other directorships and management positions include Magni Partners (Bermuda) Limited (Founding Partner), Stolt-Nielsen Limited (Director), Magni Sports AS (Director) and Golar LNG Limited (Chairman).
Alexandra Kate Blankenship has served as a Director on our Board and as Chairperson of our Audit Committee since February 2019 and also serves as Chairperson of our Compensation Committee. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship served as Chief Accounting Officer and Company Secretary of Frontline Ltd from 1994 to 2005. She has held board and committee roles across numerous publicly listed companies, including serving as Director and Audit Committee Chairperson of Diamond S Shipping Inc (until its merger with International Seaways Inc.), Eagle Bulk Shipping Inc., 2020 Bulkers Ltd., North Atlantic Drilling Ltd, Archer Limited, Golden Ocean Group Limited, Frontline Ltd., Avance Gas Holding Limited, SFL Corporation Ltd. (formerly known as Ship Finance International Limited), Golar LNG Limited, Golar Partners LP, Seadrill Limited and Seadrill Partners LLC. Mrs. Blankenship currently serves as a Director of International Seaways Inc and Himalaya Shipping Limited.
Jeffrey R. Currie has served as a Director on our Board and a member of the Nominating and Governance Committee since October 16, 2023. Mr. Currie has served as Chief Strategy Officer of Energy Pathways at The Carlyle Group since February 2024, following his retirement from Goldman Sachs, after 27 years with the firm. During his last 15 years at Goldman Sachs, he was a Partner and the Global Head of Commodities Research, responsible for conducting research on commodity market dynamics, investment strategies, and asset allocation. Mr. Currie is the Chairman of the Advisory Board of The University of Chicago’s Energy Policy Institute and has served on the board of Abaxx Technologies Inc. since October 2023. He also held roles as the European Co-Head of Economics, Commodities and Strategy Research between 2010 and 2012. Prior to joining Goldman Sachs, Mr. Currie taught undergraduate and graduate courses in microeconomics and econometrics at The University of Chicago and served as the Associate Editor of Resource and Energy Economics. Mr. Currie also worked as a consulting economist, specializing in energy and other microeconomic issues, advising a number of government agencies. Mr. Currie is a graduate of Pepperdine University, holds a Master of Arts (Economics) and earned a PhD in Economics from The University of Chicago in 1996.
Neil J. Glass has served as a Director on our Board since December 2019 and also serves a member of the Audit Committee and Chairperson of the Nominating and Governance Committee. Mr. Glass worked for Ernst & Young for 11 years, including seven years in the Edmonton, Canada office and four years in the Bermuda office. In 1994, he became General Manager of WW Management Limited and in 1997 he became the sole owner of the firm overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience serving as both an executive director and as an independent non-executive director of international companies. He is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. Mr. Glass previously served as a Director and Audit Committee Chair of Cool Company Ltd., and served as a Director and Audit Committee Member of 2020 Bulkers Ltd and Golar LNG Partners LP.
Thiago Mordehachvili has served as a Director on our Board since August 2025. Mr. Mordehachvili is the founder of Granular Capital Ltd, an equity management firm investing in a concentrated portfolio of small and mid-capitalization European companies since 2018. Granular Capital often becomes a strategic investor, supporting management teams to create long-term value. Prior to founding Granular Capital, Mr. Mordehachvili served as a partner at Dynamo Capital LLP, a Brazilian based fund manager, where he conducted equity research for 10 years based in Brazil and London. He became the firm’s youngest partner in 2011 and has been investing in European and global companies for over 15 years. Mr. Mordehachvili holds an Executive Masters in Finance (with Distinction) from the London Business School and a Cum-Laude degree in Industrial Engineering from the Federal University of Rio de Janeiro, Brazil.
Mi Hong Yoon has served as a Director on our Board and as Company Secretary since March 2022. She has also served as Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, Ms. Yoon was the Chief Legal, Regulatory and Compliance Officer at Digicel from March 2019 to February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She brings extensive international legal and regulatory, corporate governance and compliance experience. Ms. Yoon holds a Bachelor of Law degree (LLB) from the University of New South Wales and earned a Master of Laws degree (LLM) in International Economic Law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held various director and company secretary positions, including Cool Company Ltd. Her current directorships and management roles include serving as a Director and Company Secretary of Golar LNG Limited, Himalaya Shipping Ltd. and Bruton Limited and serving as Company Secretary of 2020 Bulkers Ltd.

Bruno Morand became the Chief Executive Officer of the Company in September 2025 after serving as the Chief Commercial Officer from 2023 and General Manager of Marketing from 2017. Mr. Morand has over 20 years of experience in oil and gas and offshore drilling industries. Prior to joining the Company, he held several management positions with international drilling contractors, with responsibilities in the areas of Operational Management, Project Management, Marketing and Customer Relationship Management. Mr. Morand holds a Bachelor of Engineering degree in Industrial Engineering from the State University of Rio de Janeiro University, an Executive Master of Business Administration from HEC Paris and has completed Executive Education in Energy at the Cox School of Business, Southern Methodist University of Dallas.
Magnus Vaaler has served as Chief Financial Officer of the Company since December 2020. He joined the Company in 2018 and has held key roles within the finance department, including Vice President, Investor Relations and Treasury. Mr. Vaaler brings extensive experience in corporate finance, treasury and capital markets within the oil and offshore industry. Prior to joining the Company, he served for three years as VP, Finance at Offshore Merchant Partners, a portfolio company of Hitecvision, and for seven years as Treasurer and VP Finance at Frontline Ltd. Mr. Vaaler holds a Bachelor of Commerce degree from University College Dublin.
Management of the Company
Our Board is responsible for setting the strategic vision and ultimate direction of our business, determining the principles of our business strategy and policies and promoting our current, short-term and long-term interests in a sustainable manner, taking into account economic, social and environmental conditions. Our Board is responsible for overseeing our business and, subject to our governing documents and applicable law, generally delegates day-to-day management of the Company to our senior management team. Our Board generally oversees risk management and our senior management team generally manage the material risks that we face. The Board must, however, be consulted on all matters of material importance and, or, of an unusual nature and, for such matters, will provide specific authorization to personnel in our senior management to act on their behalf.
The senior management team responsible for our day-to-day management has extensive experience in the oil and gas industry in general and in the offshore drilling area in particular. The Board has defined the scope and terms of the services to be provided by our senior management.
B.COMPENSATION
During the year ended December 31, 2025, we paid our Directors and executive officers aggregate cash compensation (including bonuses for executive officers) of $4.9 million, and we recognized expense of $5.9 million relating to restricted stock units (“RSUs”) granted to certain of our Directors and stock options, RSUs and performance stock units (“PSUs”) granted to our executive officers. Costs related to the provision of pension, retirement or similar benefits were not material, and relate to one executive officer, as our remaining executive officer has chosen to opt out of the Company pension scheme.
Our Compensation Committee reviews and recommends to the Board, compensation for the Chief Executive Officer, and directly reviews and approves, compensation for the Company’s other executive officers. The compensation for our executive officers includes Mr. Patrick Schorn until September 2025, during his tenure as Chief Executive Officer, Mr. Bruno Morand from his appointment as Chief Executive Officer in September 2025 and Mr. Magnus Vaaler, Chief Financial Officer, for the full year of 2025.
Our executive officers participate in a bonus program, on a similar basis to employees at a senior manager level or higher, where they can earn a bonus calculated as a percentage of base salary, based on achieving defined performance goals. Our executive team also participate in our long-term incentive program (“LTIP”), which may include grants of share options, RSUs and PSUs.

See “Item 6.E. Share Ownership” for share compensation paid to executive officers during the year ended December 31, 2025.
C.BOARD PRACTICES
The Company is subject to Bermudian law regarding corporate governance. Our corporate affairs are governed by our Memorandum and Bye-Laws, as defined below, the Companies Act and the common law of Bermuda. The Companies Act provides that a company must have an annual general meeting of its shareholders (“AGM”) in each calendar year unless that requirement is waived by resolution of the shareholders.
The maximum and minimum number of Directors are determined by a resolution of our shareholders, but no less than two Directors shall serve at any given time. Our Board currently consists of eight Directors. Each Director is elected, typically annually at the AGM, by a vote of a majority of the common shares represented at the meeting when a quorum is present. At least two shareholders, present in person or by proxy at the meeting, and entitled to vote constitutes a quorum. The Directors shall hold office until the next AGM following his or her election or until his or her successor is elected. Directors may stand for re-election at each AGM, and there is no limit on the term of office or maximum age for Directors.
A Director is not required to hold any shares in our Company by way of qualification. There are no service contracts between the Company and any member of our Board providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.
The Directors may exercise all of our powers to borrow money, mortgage our undertakings, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.
A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of the interest at a meeting of our Directors. Subject to declaring the interest and any further disclosure required by the Companies Acts, a Director may vote in respect of any contract, proposed contract or arrangement, notwithstanding that he or she may be interested therein, and if he or she does so, their vote shall be counted and may be counted in the quorum at any meeting of our Directors at which any such contract or proposed contract or arrangement is considered.
Independence of Directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we are exempt from certain rules of the NYSE and are permitted to follow home country practice in lieu of the relevant provisions of the NYSE Listed Company Manual, including this NYSE requirement. As permitted under Bermuda law and our bye-laws, four members of our Board, Mr. Daniel W. Rabun, Mrs. Alexandra Kate Blankenship, Mr. Neil Glass and Mr. Jeffrey Currie are independent according to the NYSE’s standards for independence. Additionally, Mr. Daniel W. Rabun serves as the Lead Independent Director.
Board Committees
We have three Board committees, consisting of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.
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
Consistent with our status as a foreign private issuer and the customary practice of the jurisdiction of our incorporation, our Audit Committee currently consists of two members, Mrs. Alexandra Kate Blankenship and Mr. Neil Glass, who are both independent under U.S. securities laws and NYSE standards and both of whom qualify as an audit committee financial expert (“ACFE”) under SEC regulations relating to audit committees. Under our Audit Committee charter, the Audit Committee is responsible for overseeing the audits of the Company’s financial statements, overseeing the quality and integrity of our external financial reporting, the nomination, engagement (following approval of the appointment of the auditor by the shareholders at the AGM), appointment, compensation and oversight of our external auditors, reviewing, evaluating and advising the Board concerning the adequacy of our accounting systems, internal controls, compliance with legal and regulatory requirements and cybersecurity oversight.
Compensation Committee
The NYSE requires, among other things, that a listed U.S. company have a compensation committee composed entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.
Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a Compensation Committee currently consisting of Mrs. Alexandra Kate Blankenship and Mr. Daniel W. Rabun, who are independent Directors according to NYSE’s standards for independence. The Compensation Committee is responsible for establishing and reviewing compensation policies and programs for executive officers. The Compensation Committee is responsible for reviewing and recommending the compensation and other terms of employment for executive officers (including salary, bonus, equity participation, benefits and severance terms) and reviews, from time to time, our compensation strategy and compensation levels in order to ensure we are able to attract, retain and motivate executives and other employees.
The Compensation Committee is also responsible for approving any equity incentive plans or arrangements and any guidelines or policies for the grant of equity incentives thereunder to our employees. It oversees and periodically reviews all annual bonuses, long-term incentive plans, stock options, incentive-based compensation recoupment policy, employee pension and welfare benefit plans and also reviews and makes recommendations to the Board regarding the compensation of Directors.
Nominating and Governance Committee
The NYSE requires, among other things, that a listed U.S. company have a nominating and corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee.
Although as a foreign private issuer we are exempt from such rules and permitted to follow home country practice, we have established a Nominating and Governance Committee consisting of Mr. Neil Glass and Mr. Jeffrey Currie who are independent Directors according to the NYSE’s standards for independence. The Nominating and Governance Committee is appointed by the Board to assist the Board in (i) identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, (ii) recommending to the Board the Director nominees to stand for election at the next AGM, (iii) developing and recommending to the Board a set of corporate governance principles applicable to our Directors and employees, (iv) recommending committee structure, operations and reporting obligations to the Board, (v) recommending committee assignments for Directors to the Board and (vi) overseeing an annual review of Board performance.
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
D.EMPLOYEES
Employees and Contractors
The table below presents a summary of our total workforce by employee type and activity:

	As of December 31,
	2025	2024	2023
Company Employees
Rig Based	1,717	1,770	1,595
Shore Based	313	317	289
Total Company Employees	2,030	2,087	1,884
Contractors
Rig Based	735	605	949
Shore Based	19	27	36
Total Contractors	754	632	985
Total Workforce	2,784	2,719	2,869
These employees and contractors have extensive technical, operational and management experience in the jack-up segment of the offshore shallow-water drilling industry. The Company uses contractors to supplement our existing personnel, primarily for rig based positions. The decrease in the number of employees and increase in contractors in the year ended December 31, 2025 is primarily as a result in the movements of our rigs and our resulting employment strategy in certain new geographical locations.

Our rig based employees and contractors increased slightly in the year ended December 31, 2025 as compared to 2024 primarily due to the commencement of new rig operations.
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
E.SHARE OWNERSHIP
The calculations in the table below are based on 307,701,075 common shares outstanding as of March 17, 2026. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including share options, RSUs and PSUs. These shares, however, are not included in the computation of the percentage ownership of any other person.
The following table sets forth information as of March 17, 2026 with respect to the beneficial ownership of our common shares, for each of our Directors and executive officers as follows:

Name of Director of Officer	Number of Common Shares Beneficially Owned	Ownership (%)
Patrick Schorn (1)	4,285,000	1.4%
Daniel W. Rabun	49,878	*
Tor Olav Trøim (2)	25,150,263	8.2%
Alexandra Kate Blankenship	274,875	*
Jeffrey R. Currie	49,878	*
Neil J. Glass	215,002	*
Thiago Mordehachvili (3)	46,145,132	15.0%
Mi Hong Yoon	—	*
Bruno Morand (4)	895,000	*
Magnus Vaaler (5)	1,368,000	*
Total Directors and Officers (6)	78,433,028	25.1%
(*) Represents ownership of less than 1% of our outstanding shares.
(1) Includes 500,000 RSUs that were vested at December 31, 2025 but not issued as common shares as of March 17, 2026, and 2,200,000 share options exercisable within 60 days.
(2) Includes 25,122,941 shares held by Drew Holding Ltd., which is wholly owned by Drew Trust, a non-discretionary trust in which Tor Olav Trøim is the beneficiary.
(3) Represents shares held by Granular Capital Ltd, which is a fund managed and founded by Thiago Mordehachvili. This does not include 2,000,000 Contract for Difference derivative shares with no maturity date held by Granular Capital Ltd.
(4) Includes 750,000 share options exercisable within 60 days, see table below for details on outstanding options.
(5) Includes 1,225,000 share options exercisable within 60 days, see table below for details on outstanding options.
(6) Includes 25,122,941 shares held by Drew Holding Ltd., as discussed above, 46,145,132 shares held by Granular Capital Ltd, as discussed above, 500,000 RSUs that were vested at December 31, 2025 but not issued as common shares as of March 17, 2026, and 4,175,000 share options exercisable within 60 days. This does not include 2,000,000 Contract for Difference derivative shares with no maturity date held by Granular Capital Ltd.

The following table sets forth information as of March 17, 2026 with respect to outstanding share options, RSUs and PSUs, for each of our Directors and executive officers:

Name of Director of Officer	Number of Options	Exercise Price ($) (1)	Option Expiry Date	Number of RSUs	Number of PSUs	RSU / PSU Vesting Date
Patrick Schorn (2)	1,200,000	1.66	Aug 12, 2026	—	—	—
Patrick Schorn (2)	333,334	3.66	Sep 1, 2027	—	—	—
Patrick Schorn (2)	333,333	4.41	Sep 1, 2027	—	—	—
Patrick Schorn (2)	333,333	5.16	Sep 1, 2027	—	—	—
Patrick Schorn (2)	—	—	—	500,000	—	Dec 31, 2025
Patrick Schorn (2)	—	—	—	250,000	—	Dec 31, 2026
Patrick Schorn (2)	—	—	—	—	250,000	Dec 31, 2026
Daniel W. Rabun	—	—	—	54,545	—	Sep 30, 2026
Tor Olav Trøim	—	—	—	54,545	—	Sep 30, 2026
Alexandra Kate Blankenship	—	—	—	54,545	—	Sep 30, 2026
Jeffrey R. Currie	—	—	—	54,545	—	Sep 30, 2026
Neil J. Glass	—	—	—	54,545	—	Sep 30, 2026
Thiago Mordehachvili	—	—	—	54,545	—	Sep 30, 2026
Mi Hong Yoon	—	—	—	—	—	—
Bruno Morand	275,000	1.66	Aug 12, 2026	—	—	—
Bruno Morand	66,667	3.66	Sep 01, 2027	—	—	—
Bruno Morand	66,667	4.41	Sep 01, 2027	—	—	—
Bruno Morand	66,666	5.16	Sep 01, 2027	—	—	—
Bruno Morand	300,000	6.31	Nov 17, 2028	—	—	—
Bruno Morand	225,000	6.54	Aug 15, 2029	—	—	—
Bruno Morand	—	—	—	183,276	—	Sep 01, 2026
Bruno Morand	—	—	—	183,276	—	Sep 01, 2027
Bruno Morand	—	—	—	183,276	—	Sep 01, 2028
Bruno Morand	—	—	—	—	549,828	Sep 01, 2028
Magnus Vaaler	550,000	1.66	Aug 12, 2026	—	—	—
Magnus Vaaler	133,334	3.66	Sep 01, 2027	—	—	—
Magnus Vaaler	133,333	4.41	Sep 01, 2027	—	—	—
Magnus Vaaler	133,333	5.16	Sep 01, 2027	—	—	—
Magnus Vaaler	300,000	6.31	Nov 17, 2028	—	—	—
Magnus Vaaler	225,000	6.54	Aug 15, 2029	—	—	—
Magnus Vaaler	—	—	—	41,237	—	Sep 01, 2026
Magnus Vaaler	—	—	—	41,237	—	Sep 01, 2027
Magnus Vaaler	—	—	—	41,237	—	Sep 01, 2028
Magnus Vaaler	—	—	—	—	123,711	Sep 01, 2028
Total Directors and Officers	4,675,000			1,750,809	923,539
(1) Exercise prices are adjusted for cash distributions declared after grant.
(2) Awards granted when Patrick Schorn was the Chief Executive Officer of the Company.
Long-term Incentive Program
We have adopted a long-term incentive plan and have authorized the issuance of up to 15,987,000 share options pursuant to awards under our long-term incentive program. Any person who is contracted to work at least 20 hours per week in our service, the members of our Board and any person who is a member of the board of directors of any of our subsidiaries are eligible to participate in our long-term incentive plan. The purpose of our long-term incentive program is to align the long-term financial interests of our employees and Directors with those of our shareholders, to attract and retain those individuals by providing compensation opportunities that are competitive with other companies, and to provide incentives to those individuals who contribute significantly to our long-term performance and growth. To accomplish this, our long-term incentive plan permits the issuance of our shares.
The long-term incentive plan is based on the granting of share options to subscribe to new securities. Such options are typically granted with a term of five years. The Board has the authority to set the subscription price, vesting periods and the terms of the options. No consideration is paid by the recipients for the share options at the grant date. When an individual ceases to be eligible to retain options, for example by leaving the group, unvested options are forfeited, while vested options must, be exercised within a certain period after the termination date. For further details on share options please refer to “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 19 - Share-Based Compensation” for a discussion of our share-based compensation.
Restricted Share Units
On May 30, 2024, the Company issued 750,000 RSUs to Patrick Schorn of which 500,000 RSUs vested in full but were not issued as of December 31, 2025 and 250,000 RSUs which will vest on December 31, 2026. The awards were conditional upon remaining as an executive or Director of the Company at the date of vesting.
On September 1, 2025, the Company granted 549,828 and 123,711 RSUs to Bruno Morand and Magnus Vaaler, respectively (each a “grantee”). The RSUs vest over a three-year period commencing on 1 September 2026 and are conditional on the grantee remaining in continuous employment with the Company.
On November 5, 2025, the Company issued 54,545 RSUs each to our six non-employee Directors, which will vest in full on September 30, 2026 and are conditional upon continuing to serve as a Director of the Company at the date of vesting.
Performance Stock Units

On May 30, 2024, Patrick Schorn was awarded 250,000 PSUs that will vest in full on December 31, 2026, subject to achieving certain performance criteria linked to the Company’s total shareholder return over the period between award and vesting as compared to a defined set of industry peers, and is conditional on Patrick Schorn’s continuing to service as an executive or a Director at the date of vesting.
On September 1, 2025, Bruno Morand and Magnus Vaaler were awarded 549,828 and 123,711, respectively, PSUs that will vest in full on September 1, 2028, subject to achieving certain performance criteria linked to the Company’s total shareholder return as compared to a defined set of industry peers. The relative performance may result in common shares totaling 0%, 75% or 100% of the PSU target number of shares being awarded, and for the 2025 PSU award, the relative performance may result in either 50%, 100% or 200% of the PSUs being awarded), in addition to the grantee remaining in continuous employment with the Company.
On August 11, 2022, Patrick Schorn, the Company’s then Chief Executive Officer was awarded 500,000 PSUs that vested in full on September 1, 2025. As the performance condition for this award was not met, no common shares were issued related to this PSU.
F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
The following table sets forth beneficial ownership of our common shares, by each person known to us to own beneficially more than 5% of our total common shares as of March 17, 2026:

	Common Shares
Owner	Number	Percentage (1)
Thiago Mordehachvili (2)	46,145,132	15.0%
Azvalor Asset Management SGIIC SA (3)	28,606,167	9.3%
Tor Olav Trøim (4)	25,150,263	8.2%
(1) The calculations in the table above are based on 307,701,075 common shares outstanding as of March 17, 2026.
(2) Represents shares held by Granular Capital Ltd, which is a fund managed and founded by Thiago Mordehachvili. This does not include 2,000,000 Contract for Difference derivative shares with no maturity date held by Granular Capital Ltd.
(3) Based solely on information contained in the Schedule 13G filed by Azvalor Asset Management SGIIC SA on November 25, 2025.
(4) Includes 25,122,941 shares held by Drew Holding Ltd., which is wholly owned by Drew Trust, a non-discretionary trust in which Tor Olav Trøim is the beneficiary.

To our knowledge, as of March 17, 2026, a total of 307,701,075 shares are held by 2 holders of record in the U.S., including Cede & Co., as nominee for the Depository Trust Company, which is the holder of record of our shares that are traded on the NYSE.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See the section entitled “Item 10.B. Memorandum and Articles of Association—Our Memorandum of Association and Bye-Laws” for historical changes in our shareholding structure.
B.RELATED PARTY TRANSACTIONS
For a description of our related party transactions, see “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 22 - Related Party Transactions”.
Certain Directors and executive officers have participated in public equity offerings of the Company’s common shares at terms identical to that of third-party participants. For information on shareholdings held by all Directors and executive officers of the Company see the section entitled “Item 6.E. Share Ownership”.
For details of our shares issued as compensation to Directors and executive officers, see “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 19 - Share-Based Compensation”.
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See “Item 17. Financial Statements” for the audited consolidated financial statements filed as a part of this Annual Report on Form 20-F.
See “Item 4.B. Business Overview—Legal Proceedings” for a discussion of our legal proceedings that may, from time-to-time arise in the ordinary course of business.

Dividends/cash distribution policy
Any future dividends/cash distributions declared will be at the discretion of our Board of Directors and will depend upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities and other factors, such as any restrictions in our financing arrangements.
Our ability to declare dividends/cash distributions is regulated by Bermuda law, which prohibits us from paying dividends/cash distributions if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.
In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and equity method investments through which we conduct our operations, our ability to pay dividends/cash distributions depends on our subsidiaries distributing to us their earnings and cash flows.
Some of our debt instruments, including the Notes and our revolving credit facilities contain restrictions or limitations on our ability to make dividend payments/cash distributions.
B.SIGNIFICANT CHANGES
There have been no significant changes since the date of our Audited Consolidated Financial Statements included in this report, other than as described in “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements—Note 24 - Subsequent Events”.
ITEM 9. THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS
Our common shares are listed on the New York Stock Exchange and in Norway on the Euronext Growth Oslo, under the symbol “BORR”. The Company’s common shares have a par value of $0.10 per share.
Please see “Item 10.B. Memorandum and Articles of Association” for a description of the rights attaching to our common shares.
B.PLAN OF DISTRIBUTION
Not applicable.
C.MARKETS
Our common shares are listed on the New York Stock Exchange and in Norway on the Euronext Growth Oslo, under the symbol “BORR”. The Company expects to carry out a full up-listing on Euronext Oslo Børs (Oslo Stock Exchange) within the first half of 2026.
D.SELLING SHAREHOLDERS
Not applicable.
E.DILUTION
Not applicable.
F.EXPENSES OF THE ISSUE
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM AND ARTICLES OF ASSOCIATION
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016, pursuant to the Companies Act 1981 of Bermuda (the “Companies Act”), as an exempted company limited by shares. Our corporate affairs are governed by our Memorandum and Bye-Laws, as defined below, the Companies Act and the common law of Bermuda.
Our Memorandum of Association and Bye-Laws
The Memorandum of Association of Borr Drilling (the “Memorandum”) is incorporated by reference to Part III, Item 19. Exhibits, Exhibit 1.1 of this Annual Report on Form 20-F.
The Amended and Restated Bye-Laws of the Company (the “Bye-Laws”) are incorporated by reference to Part III, Item 19. Exhibits, Exhibit 1.2 of this Annual Report on Form 20-F.
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
In addition, since Borr Drilling Limited is a holding company with no material assets, and we conduct our operations through our subsidiaries, our ability to pay any dividends/cash distributions to shareholders will depend on our subsidiaries’ distributions to us of their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries’ ability to make distributions to us and our ability to make distributions to our shareholders.
Voting Rights
Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our Bye-Laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
Majority shareholders do not generally owe any duties to other shareholders when exercising all of the votes attached to their shares. There are no deadlines or time limits in the Companies Act relating to the exercise of voting rights. However, our Bye-Laws provide that where a shareholder, or a person representing a shareholder by proxy, wishes to attend and vote at a meeting of our shareholders, such shareholder or proxy must give us not less than 48 hours notice, in writing, of their intention to attend and vote.
The key powers of our shareholders include the power to alter the terms of our Memorandum and to approve, and thereby make effective, any alterations to our Bye-Laws made by the Directors. Dissenting shareholders holding 20% of our shares may apply to the court to annul or change an alteration to our Memorandum. A majority vote against an alteration to our Bye-Laws made by the Directors will prevent the alteration from becoming effective.
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
Meetings of Shareholders
The Companies Act provides that a company must have an annual general meeting of its shareholders (“AGM”) in each calendar year unless that requirement is waived by resolution of the shareholders.
Under our Bye-Laws, our AGM will be held in accordance with the Companies Act at a time and place selected by the Board, provided that no such meetings can be held in Norway or the U.K. Special general meetings may be called at any time at the discretion of the Board, provided that no such meetings can be held in Norway or the U.K. AGMs and special meetings must be called by not less than seven days’ prior written notice specifying the place, day and time of the meeting. The Board may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at a shareholders’ meeting.
The quorum at any AGM or special meeting is equal to at least two shareholders, present in person or by proxy, and entitled to vote (whatever the number of shares held by them) and any questions proposed for consideration at any AGM or special meeting are decided on by a simple majority of votes cast, except where a greater majority is required by the Companies Act or our Bye-Laws specifically impose special quorum requirements. Such instances include where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares, which requires 75% of the votes cast, or an amalgamation or merger transaction in which case a simple majority of votes cast and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy 33.33% of the issued shares of the Company (or the class of securities, where applicable) under our Bye-Laws.
The Companies Act provides shareholders holding 10% of a company’s voting shares the ability to request that the board convene a meeting of shareholders to consider any business which the shareholders wish to discuss including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of business affairs unless there is a pre-existing provision in a company’s bye-laws which confers such rights to the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 5% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or otherwise considered during, the AGM of a company.

Election, Removal and Remuneration of Directors
The Companies Act provides that directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders. A person holding more than 50% of the voting shares of a company will be able to elect all of the directors, and to prevent the election of any person whom such shareholder does not wish to be elected.
There are no provisions for cumulative voting in the Companies Act or our Bye-Laws. Further, our Bye-Laws do not contain any super-majority voting requirements relating to the appointment or election of Directors. The appointment and removal of Directors is covered by our Bye-Laws 97, 98 and 99. There are procedures for the removal of one or more of the directors by the shareholders before the expiration of his term of office. Shareholders holding 10% or more of our voting shares may require the Board to convene a shareholder meeting to consider a resolution for the removal of a director. At least 14 days’ written notice of a resolution to remove a director must be given to the director affected, and that director must be permitted to speak at the shareholder meeting at which the resolution for his removal is considered by the shareholders. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the Board.
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
Under our Bye-Laws, the minimum number of directors comprising the Board at any time shall be two. The Board currently consists of eight directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of our shareholders. The shareholders may, at the AGM by ordinary resolution, determine that one or more vacancies in the Board be deemed casual vacancies. The Board, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Our Directors are not required to retire because of their age, and the Directors are not required to be holders of our shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next AGM.
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
Our Bye-Laws provide indemnification for each Director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators (an “Indemnitee”). No Indemnitee is liable for the acts, receipts, neglects or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default or oversight on his part, or for any other loss, damage or other misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each Indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each Indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such Indemnitee’s favor, or in which he is acquitted. We are authorized to purchase insurance to cover any liability we may incur under the indemnification provisions of our Bye-Laws. Each shareholder has agreed in Bye-Law 166 to waive, to the fullest extent permitted by Bermuda law, any claim or right of action he might have whether individually or derivatively in the name of the Company against each Indemnitee in respect of any action taken by such Indemnitee or the failure by such Indemnitee to take any action in the performance of his duties to us.
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
Implications of Being a Foreign Private Issuer
We are considered a “foreign private issuer” under the rules of the SEC. For more information, please see the section entitled “Item 10.H. Documents on Display”.
As a foreign private issuer, we have taken advantage of certain reduced reporting and other requirements, as compared to the requirements that apply to U.S. “domestic” companies with shares registered with the SEC. Accordingly, the information contained herein may be different than the information provided by other public companies to their equity shareholders.

Certain Bermuda Company Considerations
Our corporate affairs are governed by our Memorandum and Bye-Laws as described above, the Companies Act and the common law of Bermuda. The Companies Act differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware, a common state for incorporation in the U.S. Accordingly, shareholders may have more difficulty protecting their interests under Bermuda law in the face of actions by management, Directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction, such as the State of Delaware.
See “Part III. Item 19. Exhibits—Exhibit 2.1” to this Annual Report on Form 20-F for a description of our registered securities.
C.MATERIAL CONTRACTS
For more information concerning our material contracts, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 19. Exhibits” of this Annual Report on Form 20-F.
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
E.TAXATION
The following discussion of the Bermuda and U.S. federal income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than Bermuda and the U.S.
Bermuda Taxation
We are not currently subject to taxation under the laws of Bermuda. However, we note that the Bermuda Corporate Income Tax Act 2023 (“Corporate Income Tax Act”) was enacted on December 27, 2023 and came into effect on January 1, 2025.
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

General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person under the Code for U.S. federal income tax purposes.
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
Dividends
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the gross amount of any distributions received by a U.S. Holder on our common shares will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will generally be includible in the gross income of such U.S. Holder on the day actually or constructively received. Distributions in excess of our current or accumulated earnings and profits will generally be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares and thereafter generally treated as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay is generally expected to be treated as a “dividend” for U.S. federal income tax purposes.
Individual and other non-corporate U.S. Holders may be subject to tax at the lower capital gains rate applicable to “qualified dividend income”, provided that certain requirements are met, including that (i) they are eligible for the benefits of a comprehensive income tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program, or our common shares are treated as readily tradable on an established securities market in the U.S., (ii) we are neither a passive foreign investment company (“PFIC”) nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our common shares are listed on the New York Stock Exchange, so our common shares are expected to be readily tradable, although there can be no assurance in this regard.
For foreign tax credit purposes, dividends received on our common shares will generally be treated as income from sources outside the U.S. and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.
Sale or Other Disposition of our Shares
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such common shares. Any capital gain or loss will be long-term if the U.S. Holder’s holding period in respect of such common shares exceeds one year at the time of disposition and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes.
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
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes, if, in any taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties and net gains from the disposition of assets that produce such income. However, passive income does not generally include income derived from the performance of services. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly or constructively, at least 25% (by value) of its stock.
Based upon our income and assets, including goodwill and other unbooked intangibles, we believe we were not a PFIC for our most recent taxable year ended December 31, 2025, and we do not expect to be a PFIC for the current taxable year or foreseeable future taxable years. In making this determination, we believe that any income we receive from offshore drilling service contracts should not be treated as passive income under the PFIC rules and that the assets we own and utilize to generate this income should not be treated as passive assets. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and because our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future taxable years. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend on our income, assets and activities in each year. No assurance can be given that the composition of our income or assets will not change in a manner that could make us a PFIC in the future. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.
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
The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable Regulations. For those purposes, our shares are treated as listed on a qualified exchange or other market as a result of their listing on the NYSE. We anticipate that our shares should qualify as being regularly traded, but no assurances may be given in this regard.
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
F.DIVIDENDS AND PAYING AGENTS
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.
H.DOCUMENTS ON DISPLAY
We will file reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information filed electronically by its registrants.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file Annual Reports on Form 20-F with and furnish reports on Form 6-K to the SEC. All information filed with and furnished to the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.
Our information filed with or furnished to the SEC is also available free of charge through our website (www.borrdrilling.com). The information contained on our website is not a part of this Annual Report on Form 20-F.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. While we furnish proxy statements to shareholders, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.
As a foreign private issuer, our executive officers, Directors and principal shareholders remain exempt from the short-swing profit recovery and short-sale prohibition provisions contained in section 16(b) and 16(c) of the Exchange Act. See also our Insider Trading Policy, which is included as Exhibit 11.1 to this Annual Report on Form 20-F.
As a foreign private issuer, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation Fair Disclosure, which restricts the selective disclosure of material information. Our audited financial statements are prepared in accordance with U.S. GAAP.
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
Interest rate risk
As of December 31, 2025, all of our outstanding debt obligations are on fixed interest rates, therefore we are currently not exposed to the impact of interest rate changes. However, under our SSRCF and SRCF, which were undrawn as of December 31, 2025, we are exposed to the impact of interest rate changes as we are required to make interest payments based on SOFR plus associated margins. Significant increases in interest rates could adversely affect our future results of operations and cash flows should we elect to drawdown on this facility. The Company is exposed to changes in long-term market interest rates if and when maturing debt is refinanced with new debt.
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company is not engaged in derivative transactions for speculative or trading purposes and has not currently entered into derivative agreements to mitigate the risk of these fluctuations.
For disclosure of the fair value of our debt obligations , refer to “Part III, Item 17. Financial Statements—Notes to the Audited Consolidated Financial Statements —Note 21 - Financial Instruments”.
Foreign Currency Risk
The majority of our transactions are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses incurred associated with our international operations. This risk primarily pertains to our rig operating and maintenance expenses and our general and administrative expenses, which includes transactions denominated in primarily British Pounds, Euros, Mexican Pesos, United Arab Emirates Dirham, Central African CFA Francs, Malaysian Ringgit, Norwegian Kroner, Saudi Riyal, Singaporean Dollars and Thai Baht.
We do not have any non-U.S. dollar debt and thus are not exposed to currency risk related to debt.
Our primary currency exchange rate risk management strategy involves structuring certain customer contracts to provide for payment from the customer in a combination of both U.S. dollars and local currency. The payment portion denominated in local currency is based on anticipated local currency requirements over the contract term. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, actual local currency needs may vary from those anticipated when drafting customer contracts, resulting in partial exposure to currency exchange rate risk.
In certain situations, the Company may utilize foreign currency forward exchange contracts to manage foreign exchange risk. We are not engaged in derivative transactions for speculative or trading purposes.
The net foreign currency exchange impact resulting from our international operations has not historically had a material impact on our operating results with a foreign exchange loss of $0.5 million for the year ended December 31, 2025 recognized within “Other financial expenses, net” in our Consolidated Statements of Operations.
For the year ended December 31, 2025, a hypothetical 10% adverse change in the exchange rates against the U.S. dollar would have increased our rig operating and maintenance expenses and general and administrative expenses, in the aggregate by $24.7 million. This sensitivity analysis is based on a 10% adverse change in all foreign currency exchange rates applied against the foreign currency transactions for the period, therefore assuming foreign exchange rates change in a parallel manner, and assumes no other changes in market conditions, such as volatility and interest rates. For this reason, it is purely indicative.
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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.
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
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.
The Company’s independent registered public accounting firm has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, a U.K. entity (“PwC U.K.”), an independent registered public accounting firm, as stated in their report which appears on page F-2 of our audited consolidated financial statements included herein.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Based on the qualifications and relevant experience described in “Item 6.A. Directors and Senior Management”, our Board has determined that Mrs. Alexandra Kate Blankenship and Mr. Neil Glass each (i) qualify as an audit committee financial expert as defined in Item 16A. of Form 20-F under the Exchange Act, (ii) are independent in accordance with SEC rule 10A-3 pursuant to Section 10A of the Securities Exchange Act of 1934 and (iii) are independent in accordance with NYSE listed company independence requirements applicable to audit committee members.
ITEM 16B.CODE OF ETHICS
Our Board has established a code of business conduct and ethics applicable to our Directors, officers and employees, and reviews this code on an annual basis. Any waiver of this code may be made only by our Board and is required to be promptly disclosed pursuant to applicable U.S. federal securities laws and the corporate governance rules of the NYSE.
See “Part III, Item 19. Exhibits—Exhibit 11.2” of this Annual Report on Form 20-F for a copy of our code of business conduct and ethics. Additionally, the code of business conduct and ethics is publicly available on our website at www.borrdrilling.com/about#corporate-responsibility.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees and services
At the Annual General Meeting on May 21, 2025, the Company’s shareholders approved the engagement of PwC U.K., as the Company’s independent registered public accounting firm.
Our Audit Committee charter requires that all audit and non-audit services provided by our independent registered public accounting firm are pre-approved by our Audit Committee. In particular, pursuant to our Audit Committee charter, the Chairperson of the Audit Committee shall pre-approve all audit services to be provided to Borr Drilling, whether provided by our independent registered public accounting firm or other firms. Any decision of the chairperson of the Audit Committee to pre-approve audit or non-audit services shall be presented to the Audit Committee.
The following table sets forth the aggregate fees by category in connection with professional services rendered by PwC U.K. and other member firms within the PwC network:

	For the Years Ended December 31,
(In millions of $)	2025	2024
Audit fees (1)	1.8	1.4
Audit-related fees (2)	1.1	0.3
Tax fees (3)	—	0.1
Total	2.9	1.8
(1) Includes fees billed or accrued by PwC UK, and other PwC member firms, for the annual audit of our consolidated financial statements, and audits of certain of our subsidiaries, as well as additional services that are normally provided by the registered accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation.
(2) Audit-related fees for the year ended December 31, 2025, principally related to our debt and equity offerings in 2025 and the review of our quarterly 6-K submissions. Audit-related fees for the year ended December 31, 2024 principally related to the review of our quarterly 6-K submissions.
(3) Tax fees consist primarily of fees for tax compliance and assistance with tax audits and appeals.
ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On December 8, 2023, the Board approved a share repurchase program for the Company’s common shares to be purchased on the open market limited to a total amount of $100.0 million. The timing and amount of any shares repurchased will be determined by the Company based on its evaluation of market conditions and other factors including available liquidity and limits under debt instruments and as permitted by securities laws and other legal requirements. The authorization does not have a fixed expiration and the repurchase program may be suspended or discontinued at any time.
Details of shares repurchased under our approved share purchase program during the year ended December 31, 2025 are as follows:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate value of shares that may yet be purchased under the plans or programs
January 1 - 31, 2025	50,000	$3.57	50,000	$79,199,172
Total	50,000	$3.57	50,000	$79,199,172

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable
ITEM 16G.CORPORATE GOVERNANCE
Pursuant to Section 303A.11 of the NYSE listing standards, as a foreign private issuer, we are permitted to follow Bermuda, our home country, practices in lieu of certain NYSE corporate governance requirements.
Set forth below is a brief summary of the significant differences between our corporate governance practices and those required to be followed by U.S. domestic companies under NYSE rules.

Audit Committee
NYSE listing standards require, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. Our Audit Committee consists of two independent Directors, Mrs. Alexandra Kate Blankenship and Mr. Neil Glass. Our Audit Committee complies with Rule 10A-3 under the Securities Exchange Act of 1934, and Bermuda law.
Shareholder Approval Requirements
NYSE listing standards require that a listed U.S. company obtain prior shareholder approval for (i) issuances of shares exceeding 20% of the number of shares or voting power outstanding, issuances of shares to certain related parties or entities in which a related party has an interest or approval of equity compensation plans or material revisions thereto, or (ii) the approval of, and material revisions to, equity compensation plans. As permitted under Bermuda law and our bye-laws, we do not seek to obtain such shareholder approvals.
ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.
ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
ITEM 16J.     INSIDER TRADING POLICIES
We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our Directors, officers, employees (full and part-time) and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and any applicable listing standards.
A copy of our Insider Trading Policy is included as Exhibit 11.1 to this Annual Report on Form 20-F.
ITEM 16K.     CYBERSECURITY
Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program designed to safeguard the confidentiality, integrity and availability of systems, data and applications. Our cybersecurity risk management program includes processes and controls designed to assess, identify and manage cybersecurity risks, which is integrated into our overall enterprise risk management system and processes.
We have developed our program in accordance with the standards outlined in the International Organization for Standardization and the International Electrotechnical Commission 27001 (“ISO 27001”), and Borr Drilling currently maintains an ISO 27001 certification.

Our cybersecurity risk management program includes:
a.Risk Assessment: Defined in our information security management system (“ISMS”), our risk assessment process is designed to help identify, analyze and prioritize material cybersecurity risks to our critical systems, information and our broader enterprise information technology (“IT”) environment;
b.Incident Response Plan: Our incident response plan is a defined plan that includes processes and procedures for prevention, detection, mitigation and remediation of potential cybersecurity incidents;
c.Security Awareness Campaigns: We undertake security awareness campaigns via various channels, including required trainings, simulations, emails, screen savers, and others, to educate personnel about cybersecurity risks and to maintain threat awareness; and
d.External Service Providers: We collaborate with third-party security specialists, where applicable, to enhance the effectiveness of our cybersecurity processes and controls. We have processes to oversee and identify risks associated with third-party service providers embedded as part of our risk management program, which includes due diligence on new service providers and third-parties with which we have contractual obligations.
Based on the information we have, we do not believe risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition for the year ended December 31, 2025. However, the scope and impact of any future cybersecurity incidents cannot be predicted. See “Item 3D. Risk Factors” for more information on our cybersecurity risks.
Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. The Board has delegated the oversight of cybersecurity risk management program to the Audit Committee, who manages this oversight through our ISMS Forum. The ISMS Forum is a group of Company executives and IT professionals, including our Chief Information Security Officer (“CISO”), who conducts periodic reviews to assess the performance of our ISMS as part of the ISO 27001 standards. The ISMS Forum meetings are also attended by a member of the Audit Committee. The ISMS Forum actively participates in these reviews, where cybersecurity risks and metrics are evaluated among other strategic considerations. This approach is intended to ensure that management is actively involved in all matters related to cybersecurity and is making risk-based decisions.
The ISMS Forum provides updates to the Board of Directors on key components of our program and our cybersecurity risks and updates the Board, as necessary, regarding any material cybersecurity incidents.
Our IT organization is headed by our IT Director, who acts as our CISO and is a member of the ISMS Forum. The IT Director is responsible for assessing and managing material risks from cybersecurity threats. Our IT Director has over 20 years of IT operational, tactical and strategical experience including IT infrastructure and ISO 27001 with over 10 years being in the offshore drilling industry. Our IT organization cooperates with a third-party cybersecurity partner who provides IT services and support. Our IT organization has primary responsibility for our prevention, detection, mitigation and remediation of cybersecurity incidents and our overall cybersecurity risk management program and is supported by a trusted cybersecurity partner. Our IT organization has members with over 15 years of experience in the areas of information security, digital transformation and enterprise risk management across multiple industries.
PART III
ITEM 17.    FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.
ITEM 18.    FINANCIAL STATEMENTS
The Company’s audited consolidated financial statements are set forth on the F-pages filed as part of this Annual Report on Form 20-F.

ITEM 19.    EXHIBITS
Index to Exhibits

Exhibit Number	Description of Document
1.1*	Memorandum of Association of Borr Drilling Limited (formerly known as Magni Drilling Limited) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1, dated July 10, 2019)

1.2*	Amended and Restated Bye-Laws adopted on September 27, 2019 (incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 20-F for the year ended December 31, 2021)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021)

4.1#*
Indenture, dated November 7, 2023, among Borr IHC Limited, the Company and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee, The Bank of New York Mellon, London Branch, as paying agent and Wilmington Trust (London) Limited, as security agent (incorporated by reference to Exhibit 4.13 of the Company’s Form 6-K filed with the SEC on November 16, 2023)

4.2#*
First Supplemental Indenture, dated September 27, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.3#*
Second Supplemental Indenture, dated October 14, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.4#*
Third Supplemental Indenture, dated November 8, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.5#*
Fourth Supplemental Indenture, dated December 18, 2024, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent (incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.6#*
Fifth Supplemental Indenture, dated January 7, 2025, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent (incorporated by reference to Exhibit 4.6 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.7#*
Revolving Credit Facility, dated November 7, 2023, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, DNB Bank ASA and Citibank N.A., Jersey Branch (as original lenders), DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent) (incorporated by reference to Exhibit 4.14 of the Company’s Form 6-K filed with the SEC on November 16, 2023)

4.8#*
Amendment Agreement to Revolving Credit Facility, dated July 30, 2024, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent) (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.9#*
Senior Secured Revolving Credit Facility Agreement, dated September 25, 2025, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, Goldman Sachs Bank USA and Citibank N.A., London Branch (as arrangers) and Wilmington Trust (London) Limited (as agent and security agent) (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K filed with the SEC on November 5, 2025)

Exhibit Number	Description of Document
4.10#*
Amendment Agreement to Super Senior Revolving Credit Facility, dated September 25, 2025, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent) (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the SEC on November 5, 2025)

4.11#*
Amendment and Restatement Agreement for the Bond Terms of Borr Drilling Limited $250,000,000 5% Senior Unsecured Convertible Bonds 2023/2028 (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024)

4.12#**
Sixth Supplemental Indenture, dated April 23, 2025, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

4.13#**
Seventh Supplemental Indenture, dated May 27, 2025, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

4.14#**
Eighth Supplemental Indenture, dated December 19, 2025, among Borr IHC Limited and certain subsidiaries of the Company named therein, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited, as security agent

8.1**	List of Subsidiaries of Borr Drilling Limited

11.1**	Insider Trading Policy

11.2**	Code of Ethics

12.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

15.1**	Consent of PricewaterhouseCoopers LLP - Independent Registered Public Accounting Firm

97.1*	Compensation (Clawback) Recovery Policy (incorporated by reference to Exhibit 9.7 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023)

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed.
**	Filed herewith.
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

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler

Date: March 26, 2026	Title:	Principal Financial Officer

BORR DRILLING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Borr Drilling Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Borr Drilling Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025 , including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 , and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Jack-up drilling rigs impairment assessment

As described in Notes 2 and 12 to the consolidated financial statements, the carrying amount of the Company’s jack-up rigs as of December 31, 2025, was $2,742.7 million. Management uses judgment in monitoring events and changes in circumstances that could indicate that a triggering event exists and the carrying amounts of jack-up rigs may not be recoverable. If such triggering events are present, management assess the recoverability of jack-up rigs by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, management recognize an impairment loss based on the excess of the carrying amounts over the respective fair values, based on the discounted cash flows. Management concluded that impairment indicators existed for thirteen of the jack-up rigs and performed a recoverability assessment based on an undiscounted cash flow model. In making this determination, dayrate revenues and utilization were significant assumptions used to determine the undiscounted future cash flows. No impairment loss was recognized during the year ended December 31, 2025 as the undiscounted future cash flows were higher than the carrying amounts of the jack-up rigs.

The principal considerations for our determination that performing procedures relating to the jack-up rigs impairment assessment is a critical audit matter are (i) the significant judgment by management in monitoring events and changes in circumstances that could indicate that a triggering event exists and the carrying value of jack-up rigs may not be recoverable and developing the estimated undiscounted future cash flows; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant judgement in determining whether impairment indicators existed and significant assumptions related to utilization and dayrate revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment and development of recoverability estimates. These procedures also included, among others, (i) evaluating the appropriateness and completeness of management’s judgments for determining whether indicators of impairment existed; (ii) testing management’s process for developing the jack-up rigs recoverability assessment; (iii) evaluating the appropriateness of the model used by management; (iv) testing the completeness and accuracy of underlying data in the model; and (v) evaluating the reasonableness of significant assumptions related to utilization and dayrate revenues used in the estimated undiscounted future cash flows. Evaluating management’s assumptions related to utilization and dayrate revenues involved evaluating whether the assumptions used by management were reasonable considering (a) current and past performance of the jack-up rigs, (b) contracted future revenues associated with each jack-up rig, (c) relevant macroeconomic conditions and industry forecasts, and (d) management’s historical forecasting accuracy.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
March 26, 2026
We have served as the Company’s auditor since 2019.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In $ millions, except per share data)	Notes	2025	2024	2023
Operating revenues
Dayrate revenue	4	906.7	848.2	642.0
Bareboat charter revenue	4,13	78.2	90.8	—
Management contract revenue	4	35.9	36.6	—
Related party revenue	4,22	—	35.0	129.6
Total operating revenues		1,020.8	1,010.6	771.6

Gain on disposals		0.3	0.4	0.6

Operating expenses
Rig operating and maintenance expenses		(500.6)	(456.4)	(359.3)
Depreciation of non-current assets	12	(148.0)	(131.2)	(117.4)
General and administrative expenses		(50.4)	(49.2)	(45.1)
Total operating expenses		(699.0)	(636.8)	(521.8)

Operating income		322.1	374.2	250.4

(Loss) / income from equity method investments	6	(2.7)	(1.2)	4.9

Financial income (expenses), net
Interest income		3.7	6.4	4.9
Interest expense	7	(228.4)	(211.7)	(177.2)
Other financial expenses, net	8	(8.8)	(27.4)	(26.9)
Total financial expenses, net		(233.5)	(232.7)	(199.2)

Income before income taxes		85.9	140.3	56.1

Income tax expense	9	(40.9)	(58.2)	(34.0)
Net income attributable to shareholders of Borr Drilling Limited		45.0	82.1	22.1

Income per share
Basic income per share	10	0.17	0.33	0.09
Diluted income per share	10	0.17	0.32	0.09
Weighted-average shares outstanding, basic	10	262,335,850	250,891,106	244,270,405
Weighted-average shares outstanding, diluted	10	264,547,154	254,464,295	248,150,614
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In $ millions)	Notes	2025	2024	2023
Net income		45.0	82.1	22.1
Other comprehensive income		—	—	—
Total comprehensive income		45.0	82.1	22.1

Comprehensive income attributable to:
Shareholders of Borr Drilling Limited		45.0	82.1	22.1
Total comprehensive income		45.0	82.1	22.1
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2025 AND 2024

(In $ millions, except shares and per share data)	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents		379.7	61.6
Restricted cash		1.0	0.9
Trade receivables, net		191.8	184.3
Prepaid expenses		8.3	8.4
Deferred mobilization and contract preparation cost	5	29.3	40.6
Accrued revenue	5	132.9	107.7
Due from related parties	22	2.3	85.1
Other current assets	11	23.1	28.0
Total current assets		768.4	516.6
Non-current assets
Property, plant and equipment		2.0	2.8
Jack-up drilling rigs, net	12	2,742.7	2,823.2
Equity method investments	6	11.8	14.5
Other non-current assets	14	100.7	62.5
Total non-current assets		2,857.2	2,903.0
Total assets		3,625.6	3,419.6
Liabilities and equity
Current liabilities
Trade payables		33.8	81.6
Accrued expenses	15	76.0	68.0
Short-term accrued interest and other items		31.2	30.6
Short-term debt	17	129.3	118.1
Short-term deferred mobilization, demobilization and other revenue	5	24.2	27.1
Other current liabilities	16	56.2	84.2
Total current liabilities		350.7	409.6
Non-current liabilities
Long-term debt	17	2,021.0	1,992.5
Long-term deferred mobilization, demobilization and other revenue	5	29.5	21.0
Other non-current liabilities		1.8	3.2
Total non-current liabilities		2,052.3	2,016.7
Total liabilities		2,403.0	2,426.3
Commitments and contingencies	18
Shareholders’ equity
Share Capital - Common shares of par value $0.10 per share: authorized 365,000,000 (315,000,000 in 2024), issued 315,400,000 (264,080,391 in 2024) and outstanding 307,215,419 (244,926,821 in 2024) shares	23	31.6	26.5
Treasury shares		(18.1)	(20.9)
Additional paid in capital		521.9	340.8
Contributed surplus		1,919.0	1,923.7
Accumulated deficit		(1,231.8)	(1,276.8)
Total equity		1,222.6	993.3
Total liabilities and equity		3,625.6	3,419.6
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In $ millions)	Notes	2025	2024	2023
Cash flows from operating activities
Net income		45.0	82.1	22.1
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Non-cash share-based compensation expense	19	11.3	9.1	5.6
Depreciation of non-current assets	12	148.0	131.2	117.4
Amortization of deferred mobilization and contract preparation costs	5	49.0	55.7	44.6
Amortization of deferred mobilization, demobilization and other revenue	5	(49.7)	(96.9)	(61.9)
Amortization of debt discount	7	6.8	6.8	1.0
Amortization of debt premium	7	(2.7)	(1.3)	—
Amortization of deferred finance charges	7	13.4	11.5	21.3
Bank commitment, guarantee and other fees		4.4	—	(2.9)
Effective interest rate adjustments		—	—	(19.7)
Loss / (income) from equity method investments	6	2.7	1.2	(4.9)
Deferred income tax	9	(3.2)	0.7	(16.5)
Change in assets and liabilities
Amounts due from related parties		79.4	4.0	(29.4)
Trade payables and accrued expenses		(22.4)	37.2	(10.1)
Accrued interest		5.8	(5.4)	(66.1)
Other current and non-current assets		(61.5)	(218.2)	(107.7)
Other current and non-current liabilities		25.6	59.6	56.5
Net cash provided by / (used in) operating activities		251.9	77.3	(50.7)

Cash flows from investing activities
Purchase of property, plant and equipment		(0.3)	(0.5)	(1.5)
Repayment of loan from joint venture	6	—	—	9.8
Deposit for acquisition of jack-up drilling rigs	14	(36.0)	—	—
Additions to newbuildings		—	(354.1)	(1.3)
Additions to jack-up drilling rigs		(88.2)	(54.8)	(111.2)
Net cash used in investing activities		(124.5)	(409.4)	(104.2)

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	23	177.2	—	58.1
Repayment of debt	17	(141.5)	(286.1)	(1,800.6)
Cash distributions paid	23	(4.7)	(76.3)	—
Debt proceeds, gross of premium / (net of discount and issuance costs)	17	159.3	672.0	1,881.5
Purchase of treasury shares	23	(0.2)	(19.9)	(0.8)
Proceeds from exercise of share options		0.7	2.3	0.8
Net cash provided by financing activities		190.8	292.0	139.0

Net increase / (decrease) in cash, cash equivalents and restricted cash		318.2	(40.1)	(15.9)
Cash, cash equivalents and restricted cash at beginning of the year		62.5	102.6	118.5
Cash, cash equivalents and restricted cash at end of the year		380.7	62.5	102.6
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

Supplementary disclosure of cash flow information

(In $ millions)	2025	2024	2023
Interest paid	(205.1)	(186.9)	(217.4)
Non-cash offset of other current and non-current assets and jack-up drilling rigs, net	(10.0)	(9.3)	—

Supplemental note to the Consolidated Statements of Cash Flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the Consolidated Statements of Cash Flows:

(In $ millions)	2025	2024	2023	2022
Cash and cash equivalents	379.7	61.6	102.5	108.0
Restricted cash	1.0	0.9	0.1	2.5
Non-current restricted cash	—	—	—	8.0
Total cash and cash equivalents and restricted cash	380.7	62.5	102.6	118.5
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In $ millions, except share numbers)	Number of Outstanding Shares	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity
Consolidated balance at January 1, 2023	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issuance of common shares, net of issuance costs	34,816,793	3.5	—	54.6	—	—	58.1
Movement in treasury shares	(11,556,730)	—	(1.2)	1.2	—	—	—
Repurchase of treasury shares	(125,000)	—	(0.8)	—	—	—	(0.8)
Convertible debt issuance cost	—	—	—	12.4	—	—	12.4
Reduction in share premium / APIC	—	—	—	(2,000.0)	2,000.0	—	—
Share-based compensation	498,886	—	2.9	3.4	—	—	6.3
Distributions to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	22.1	22.1
Consolidated balance at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	(3,582,581)	—	(0.4)	0.4	—	—	—
Repurchase of treasury shares	(5,086,786)	—	(19.9)	—	—	—	(19.9)
Share-based compensation	1,014,152	—	8.3	3.2	—	—	11.5
Distributions to shareholders	—	—	—	—	(64.4)	—	(64.4)
Total comprehensive income	—	—	—	—	—	82.1	82.1
Consolidated balance at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Issuance of common shares net of issuance costs	71,000,000	7.1	—	170.1	—	—	177.2
Movement in treasury shares	(9,160,689)	—	(1.0)	1.0	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Shares cancelled	—	(2.0)	2.0	—	—	—	—
Share-based compensation	499,287	—	2.0	10.0	—	—	12.0
Distributions to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive income	—	—	—	—	—	45.0	45.0
Consolidated balance at December 31, 2025	307,215,419	31.6	(18.1)	521.9	1,919.0	(1,231.8)	1,222.6
The accompanying notes are an integral part of these Audited Consolidated Financial Statements.

BORR DRILLING LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed in the United States (“U.S.”) on the New York Stock Exchange (“NYSE”) and in Norway on the Euronext Growth Oslo under the ticker “BORR”. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths of approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of December 31, 2025, we had 24 premium jack-up rigs.
As used herein, and unless otherwise required by the context, the terms “Company”, “Borr”, “we”, “Group”, “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). Amounts are presented in U.S. Dollars (“U.S. dollar” or “$”) in millions, unless otherwise stated.
Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period’s presentation.
Principles of consolidation
A variable interest entity (“VIE”) is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making authority and an interest in the entity’s residual risks and rewards, (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb expected losses, their rights to receive expected returns, or both and substantially all of the entity’s activities involve or are conducted on behalf of an investor with disproportionately few voting rights.
A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Investments in entities in which we directly or indirectly hold more than 50% of the voting control and meeting criteria (a) and (b) above are consolidated in the financial statements, with all intercompany balances and transactions eliminated. The non-controlling interests of subsidiaries are included in the Consolidated Balance Sheets and Consolidated Statements of Operations as “Non-controlling interests”, as applicable.
Foreign currencies
The Company’s functional currency and reporting currency is the U.S. dollar, as the majority of its revenues and expenses are denominated in U.S. dollars. Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Gains and losses on foreign currency transactions are included in other financial expenses, net in the Consolidated Statements of Operations.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, among others, the following: collectability of receivables, fair market value of acquired rigs and impairment assessment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates.

Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The three-level hierarchy of fair value measurement, which reflects the degree to which objective prices in external active markets are available to measure fair value, is as follows:
Level 1 — Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs are used when little or no market data is available.
Financial assets and financial liabilities are classified based on the lowest level of input that is significant to the relevant fair value measurement.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.
Revenue
The Company earns revenues primarily by performing the following activities: (i) providing the drilling rig, work crews, related equipment and services necessary to operate the rig, (ii) delivering the drilling rig by mobilizing to and demobilizing from the drilling location, and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for the contract. The Company’s services represent a single performance obligation under its drilling contracts that is satisfied over time.
Dayrate revenue
The Company recognizes revenues earned under drilling contracts based on dayrates for the specific activities performed during the contract. This can range from a full operating dayrate, to lower rates, or zero rates for periods when drilling operations are interrupted or restricted. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract.
Blended revenues occur when a contract has operating dayrates that change over the firm term of the contract. Such dayrate consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized on a blended rate as the Company performs the services.
The Company recognizes reimbursement revenues with any applicable markup and the corresponding costs, gross, at a point in time, as the Company provides the customer-requested goods and services, when such reimbursable costs are incurred while performing drilling operations. Reimbursable revenues are recognized in “Dayrate revenue” in the Consolidated Statement of Operations.
Prior to performing drilling operations, the Company may receive pre-operating revenues, on either a fixed lump-sum or variable dayrate basis, for mobilization, contract preparation, customer-requested goods, services and capital upgrades or other upfront payments. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to dayrate revenue as services are rendered over the firm term of the related drilling contract.
We may receive fees on either a fixed lump-sum or variable dayrate basis for the demobilization of our rigs at the end of the contract term. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the firm term of the contract to the extent the revenue is estimable and it is probable that a significant revenue reversal will not occur. In most of our contracts, there is some uncertainty as to the likelihood and amount of expected demobilization revenue to be received as the amount may vary depending whether or not the rig is contracted for additional work immediately following the end of the contract. Therefore, the estimate for such revenue depends on the facts and circumstances of the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of market conditions.
Bareboat charter revenue
The Company earns revenues through bareboat charter agreements, where we lease our rigs to third party operators based on (i) fixed daily rates, which range from operating rates, to stand-by rates or zero rates for periods when drilling operations are interrupted or restricted, based on the specific activities performed during the contract or (ii) variable value over the lease term, equivalent to residual earnings after payments of operating expenses and other fees. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the firm term of the contract and may include the blending of rates when a contract has fixed daily rates that change over the firm term of the contract. Such fixed daily rate or variable value consideration is attributed to the distinct time period to which it relates within the contract term, and therefore is recognized as the Company performs the services.
Management contract revenue
The Company recognizes revenues earned in relation to contract management agreements where we provide rig operational and maintenance support services to third parties based either on a cost-plus or dayrate basis. Such consideration is attributed to the distinct time period to which it relates within the contract term, and is therefore recognized as the Company performs the services.
Related party revenue
We provide corporate support services, secondment of personnel and management services to our joint venture partners in Mexico under management and service agreements. The revenue for these services is based on costs incurred in the period, inclusive of an appropriate margin. The revenue is recognized as related party revenue and the associated costs are included in total operating expenses in our Consolidated Statements of Operations.
In 2024 and 2023, we leased rigs on bareboat charters to our joint venture partners in Mexico. We expected lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigned the bareboat charter a value over the lease term equivalent to residual earnings after operating expenses and other fees. We, as a lessor, did not recognize a lease asset or liability on our Consolidated Balance Sheets at the time of the formation of the entities nor as a result of the lease. The revenue was recognized as related party revenue in our Consolidated Statements of Operations.
Rig operating and maintenance expenses
Rig operating and maintenance expenses are costs associated with operating rigs that are either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, inventory, insurance costs, expenses for repairs and maintenance, remuneration of certain onshore personnel in locations where we operate and other related costs. Rig operating and maintenance expenses are generally expensed as incurred.
Contingent gains and losses
We assess our contingencies on an ongoing basis to evaluate the appropriateness of our liabilities recognition and disclosures for such contingencies. We recognize a liability contingent loss at the balance sheet date when we believe that a loss is probable and the amount of the loss can be reasonably estimated, based upon the information available before the issuance of the financial statements. We disclose information on material contingent losses that are reasonably possible. Contingent gains are recorded when the contingency is resolved and the gain is realized or realizable.
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
On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (“Corporate Income Tax Act”) which introduced a 15% income tax beginning January 1, 2025. This is consistent with the Global Anti-Base Erosion Model Rules (or “Pillar Two”)

published by the Organization for Economic Co-operation and Development (“OECD”). Based on the Corporate Income Tax Act, the Company and its Bermuda subsidiaries will not be subject to Bermuda income tax until such time as Borr achieves consolidated global revenues of the USD equivalent of EUR 750 million or more in two of the preceding four fiscal years. This means that under current tax legislation, Bermuda income tax became applicable to the Company beginning January 1, 2026, at the same time Pillar 2 became applicable to Borr globally.
The evaluation and determination of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities on uncertain tax positions as per U.S. GAAP, including penalties and interest, if applicable, based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current period, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.
Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules.
Deferred tax assets and liabilities are based on temporary differences that arise between carrying values of assets and liabilities for financial reporting purposes and amounts used for taxation purposes as well as the future tax benefits of tax loss carry forwards, net of valuation allowance.
Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected in the Consolidated Balance Sheets. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and assumptions regarding future taxable income, including assumptions regarding where our jack-up rigs are expected to be deployed, the expected contracting dayrate, as well as other assumptions related to our future tax position. Only firm contracts are taken into account for these assessments. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the carrying value of our deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.
Earnings per share
Basic earnings / (loss) per share (“EPS”) is calculated based on the income / (loss) available to common shareholders divided by the weighted average number of shares outstanding for the period.
Diluted EPS includes the effect of potential future issuances of common shares. Such dilutive effects include the impact of share options, restricted share units and performance share units, expected to vest based on performance and/or market conditions, calculated according to the “treasury stock” method and convertible bonds calculated according to the “if converted” method. This calculation can result in significantly lower dilutive effects than the total share-based awards and convertible instruments currently outstanding and/or may result in certain awards being anti-dilutive.
Anti-dilutive awards can become dilutive in future periods based on various factors, including changes in the average market price of common shares. In periods of net losses available to common shareholders, all potentially dilutive securities will be anti-dilutive.
Segment reporting
A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker (“CODM”), and which are subject to risks and rewards that are different from those of other segments. We have defined our CODM as the Board of Directors of the Company. The Company has one reportable segment, which reflects how the Company manages its business and the fact that the Company’s fleet is mobile, and we use operating income / (loss), as presented in our Consolidated Statement of Operations, to assess the segment’s performance and allocate resources.
Cash and cash equivalents
Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.
Restricted cash
Restricted cash consists of cash amounts that are subject to legal or contractual restrictions. Restricted cash amounts with maturities longer than one year are classified as non-current assets.
Investment in marketable equity securities
Investment in marketable equity securities with readily determinable fair values are measured at fair value each reporting period with the related gains and losses, including unrealized, recognized in other financial expenses, net in the Consolidated Statements of Operations.
We classify our investment in marketable equity securities as current assets because the securities are available to be sold to meet liquidity needs if necessary, even if it is not the intention to dispose of the securities in the next twelve months.
Trade receivables, net
Trade receivables are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Trade receivables are presented net of allowance for expected credit losses.
Factored receivables
The Company has a factoring arrangement, pursuant to which certain receivables are sold to a third-party financial institution without recourse or repurchase obligations in exchange for cash. Transactions under the factoring arrangement are accounted for as sales with the sold receivables removed from the Consolidated Balance Sheets.
Allowance for credit losses
The Company applies the current expected credit losses model to financial assets measured on an amortized cost basis, primarily its trade accounts receivable. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset over the lifetime of the instrument.
The Company determines its expected credit losses for assets with similar risk characteristics based on relevant historical information, as adjusted for current conditions as well as reasonable and supportable future expectations that affect collectability. Any adjustments to the allowance for expected credit losses are recorded, as applicable, in rig operating and maintenance expenses in the Consolidated Statements of Operations.
Amounts are written off against the allowance when management believes the balance is uncollectible. Expected recoveries will not exceed amounts previously written-off or current credit loss allowances by financial asset category.
Deferred mobilization and contract preparation costs
The Company incurs costs to prepare rigs for contract and deliver or mobilize rigs to drilling locations. The Company defers pre-operating contract preparation and mobilization costs, and recognizes such costs on a straight-line basis, in rig operating and maintenance expenses in the Consolidated Statements of Operations, over the estimated firm period of the drilling contract. Contract preparation and mobilization costs can include costs relating to equipment, labor and rig transportation costs (tugs, heavy lift vessel costs), that are directly attributable to our future performance obligation under each respective drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. These costs are recorded as deferred mobilization and contract preparation costs and other non-current assets on the Consolidated Balance Sheets based on the time period when they are expected to be expensed.

Contract assets and contract liabilities
Contract assets and liabilities are created due to timing differences between the invoicing of customers and the timing of revenue recognition.
Contract asset balances consist primarily of accrued revenue relating to revenue recognized in the period, as discussed in Revenue above, which is yet to be invoiced as trade receivables, net. Additionally, contract assets include revenue recognized at a different rate than amounts invoiced due to the blending of rates when a contract has operating dayrates that change over the firm term of the contract. Accrued revenue is recognized when the performance obligations are satisfied, either at a point in time or over time. Contract assets are recorded as accrued revenue and other non-current assets on the Consolidated Balance Sheets based on the time period when they are expected to be invoiced.
Contract liabilities consist primarily of invoices for mobilization, rig preparation and upgrade activities which are recognized as revenue ratably over the firm term of the contract as discussed in Revenue above or advances from customers to be offset against future invoices. Contract liabilities are recorded as short-term or long-term deferred mobilization, demobilization and other revenue on the Consolidated Balance Sheets based on the time period when they are expected to be recognized.
Jack-up drilling rigs, net
Jack-up drilling rigs, net, includes rigs and related equipment, which are recorded at capitalized cost less accumulated depreciation and impairment. The historical cost to acquire or construct an asset plus costs incurred to place an asset into service are capitalized, including costs related to the initial mobilization of a newly constructed jack-up rig. All costs incurred in connection with long-term maintenance, including special purpose surveys, are also capitalized, as well as allocations of interest incurred during periods that our jack-up rigs are under construction. Expenditures for the routine repair and maintenance of assets, including expenditures that do not improve the operating efficiency or extend the useful lives of jack-up rigs or related equipment, are expensed as incurred.
The cost of our jack-up rigs and related equipment, less salvage value, are depreciated on a straight-line basis over their estimated remaining useful lives. Depreciation commences when an asset is placed into service or is available for its intended use.
Useful lives by asset category are as follows:
Jack-up rigs                        30 years
Jack-up rig equipment and machinery            3 to 20 years
Long-term maintenance                     3 to 5 years
Impairment of long-lived assets
We use judgment in monitoring events and changes in circumstances that could indicate that a triggering event exists and the carrying amounts of our long-lived assets, which predominantly relates to our jack-up drilling rigs, may not be recoverable. If such triggering events are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amounts over the respective fair values, based on the discounted cash flows.
In this assessment of recoverability, we apply a variety of valuation methods, as appropriate for the asset type, incorporating income, market and/or cost approaches. We may weigh the approaches under certain circumstances. Asset impairment evaluations are, by nature, highly subjective. Our estimate of fair value generally requires us to use significant unobservable inputs, representative of non-recurring Level 3 fair value measurements, including assumptions regarding long-term future performance of our asset groups.
Equity method investments
We account for our ownership interest in certain of our investments as equity method investments. The equity method of accounting is generally applied when we have between 20% and 50% of the voting rights, or for investments over which we have significant influence, but when we do not exercise control or have the power to control the financial and operational policies. This also extends to entities in which we hold a majority interest, but we do not have control.

Under this method, we record our investment plus guarantees, capital contributions and in-substance capital contributions at cost as an equity method investment in the Consolidated Balance Sheets. We adjust the carrying amount for our share of earnings or losses of the equity method investment. Such earnings or losses are recorded in income / (loss) from equity method investments in the Consolidated Statements of Operations. When our share of losses equals or exceeds the carrying value of our investment, we do not recognize further losses, unless we have incurred obligations or made payments in excess of our investment. Our share of earnings or losses is reflected as a non-cash activity in operating activities in the Consolidated Statements of Cash Flows.
Equity method investments are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate that the fair value may be below the carrying value of our investment. In the period in which an other-than-temporary impairment has occurred, we recognize this as an impairment loss in income / (loss) from equity method investments in the Consolidated Statements of Operations.
Interest cost capitalized
Interest costs are capitalized on all jack-up rigs under construction. The interest costs capitalized are calculated using the weighted average cost of borrowings, from commencement of the asset development until substantially all the activities necessary to prepare the asset for its intended use are complete. We do not capitalize amounts beyond the actual interest expense incurred in the period.
Leases
A lease is a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has made an accounting policy election to present lease and associated non-lease operations as a single component based upon the predominant component.
We applied assumptions and judgments when accounting for our leases to determine:
•Whether a contract contains a lease or a lease component;
•The lease commencement date by reference to the date the leased asset is available for use and transfer of control has occurred from the lessor;
•Our incremental borrowing rate, based on the information available at the commencement date;
•The lease term, including optional extension or termination provisions when it is reasonably certain that we will exercise that option; and
•The classification of our leases as a short-term lease, operating lease or finance lease at the lease commencement.
Short-term leases
The Company has made an accounting policy election not to recognize a right-of-use (“ROU”) asset and lease liability for short-term leases with an estimated initial term of 12 months or less. The lease payments for these leases are recognized on a straight-line basis over the lease term as either rig operating and maintenance expense or general and administrative expense in the Consolidated Statements of Operations.
Lessee
The Company recognizes lease liabilities and right-of-use assets for all operating and finance leases for which it is a lessee at the lease commencement date. When we enter into a new contract, or modify an existing contract, we evaluate whether that contract has a finance or operating lease component. We do not currently have, nor expect to have, any leases classified as finance leases.
At the lease commencement date, the lease liability is measured at the present value of the remaining lease payments, discounted using the estimated incremental borrowing rate. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs. The Company assesses ROU assets for impairment and recognizes any impairment loss in accordance with the accounting policy on impairment of long-lived assets.
After commencement date, we amortize the ROU asset by the amount required to keep total lease expense constant (straight-line over the lease term). The ROU asset is reflected net of amortization and impairment, if applicable, in other long-term assets in our Consolidated Balance Sheets. After the commencement date, the carrying amount of the lease liability is reduced by payments made in the period and adjusted for the interest component of the discount using the straight-line interest method. The lease liability is recorded as other short-term or long-term liabilities in our Consolidated Balance Sheets, based on the dates of the required lease payments.
The single lease cost calculated on a straight-line basis, consisting of the amortization of the ROU asset and the interest component of the measurement of the lease liability, is recorded as either rig operating and maintenance expense or general and administrative expense in the Consolidated Statements of Operations.
Lessor
Our third-party drilling contracts contain a lease component related to the use of the underlying drilling equipment, in addition to the service component provided by our employees and our expertise to operate such drilling equipment. We have concluded the non-lease service of operating our equipment and providing expertise in the drilling of the client’s well is predominant in our drilling contracts. Therefore, we will continue to account for these contracts under the policies for revenue above, and not as operating leases. Our bareboat charter contracts are for lease of our rigs without a corresponding service component, and therefore we account for these leases as a lessor.
When we enter into a new contract, or modify an existing contract, we identify whether that contract has a sales-type, direct financing or operating lease. We do not have, nor expect to have any leases classified as sales-type or direct financing. For our operating leases, the underlying asset remains on our Consolidated Balance Sheets and we record lease revenue in bareboat charter revenue and depreciation expense on our Consolidated Statements of Operations.
Debt
Our debt is presented net of issuance discounts and gross of premiums, as applicable, and net of deferred finance charges. Net debt is recorded as short-term or long-term debt on the Consolidated Balance Sheets, based on the repayment dates.
Debt premiums and discounts are deferred and amortized over the term of the relevant debt using the effective interest method or the straight-line method when this approximates the effective interest method. Interest expense on debt, amortization of deferred finance charges and amortization of premiums and discounts are included in interest expense in the Consolidated Statements of Operations. Unused line of credit fees for revolving lines of credit are recorded in other finance expenses, net in the Consolidated Statements of Operations.
Revolving lines of credit
The Company maintains revolving lines of credit with certain financial institutions to address general business liquidity needs.
Notes
Notes are recognized initially at par value, together with any premiums and discounts related to the issuance of notes.
Convertible debt
We account for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an embedded equity component of the related debt instrument. For convertible debt which does not have a cash conversion option or where no substantial premium is received on issuance, it may not be appropriate to separate the bond into the liability and equity components.
Accordingly, we determine the fair value of the liability and equity components of such convertible debt instruments by first determining the amount of the liability component by measuring the fair value of a similar liability that does not have an equity component. The fair value of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds from the issue. The resulting equity component is recorded as an addition to additional paid in capital and a debt discount on the Consolidated Balance Sheets. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

Deferred finance charges
Costs associated with financing, including revolving lines of credit, convertible bonds and debt, are deferred and amortized over the term of the relevant loan using the effective interest method or the straight-line method when this approximates the effective interest method. Deferred costs include third-party debt issuance costs, including underwriting fees, debt arrangement fees and professional costs associated with debt issuance or debt modifications. Deferred charges are presented as a reduction of the corresponding debt balances on the Consolidated Balance Sheets. For revolving lines of credit with no outstanding balances, the deferred finance charges are included in other non-current assets unless the original commitment is for less than one year, when they are included as other current assets on the Consolidated Balance Sheets.
Amortization of deferred finance charges is included in interest expense in the Consolidated Statements of Operations.
Debt extinguishments and modifications
Costs associated with debt extinguishments are included in determining the net debt extinguishment gain or loss. These expenses are included in interest expense in the Consolidated Statements of Operations. Costs associated with debt modifications are accounted for as deferred finance charges. If a loan is repaid early, any unamortized portion of the related deferred finance charge is expensed in the period in which the loan is repaid.
Equity issuance costs
Equity issuance costs are recorded as a reduction of additional paid-in-capital on the Consolidated Balance Sheets.
Pensions
For defined benefit pension plans, plan assets and projected benefit obligations are calculated at fair value. We determine the fair value based on actuarial valuation, using significant assumptions, representative of a recurring Level 3 fair value measurement. Our defined benefit pension plans were invested in instruments that are similar in form to a guaranteed insurance contract, which represents a transfer of risk from the Company to the insurance company. Therefore, the Company does not record plan assets or projected benefit obligations for its defined benefit pension plans on its Consolidated Balance Sheets.
Defined contribution pension costs represent an employment cost in the period in which they are incurred and are recorded as either rig operating and maintenance expense or general and administrative expense in the Consolidated Statements of Operations.
Treasury shares
Treasury shares are recognized at the purchase cost as a reduction of shareholders’ equity on the Consolidated Balance Sheets. Treasury shares are reissued on a first-in first-out method, assuming the oldest shares are reissued first. When we reissue treasury shares at an amount greater than the carrying value of the treasury shares, we realize a gain on the reissuance of the shares, which is credited to additional paid in capital. When we reissue treasury shares at an amount less than the carrying value of the treasury shares, we realize a loss on the reissuance of the shares, which may be debited to additional paid in capital to the extent that previous net gains from sales or retirements of treasury shares are included in additional paid in capital. Any losses in excess of that amount are charged to retained earnings.
Share-based compensation
Our share-based compensation includes share options, restricted share units (“RSUs”) and performance share units (“PSUs”), which may contain a combination of service based, performance based and/or market based vesting conditions.
Share-based compensation is recorded on a straight-line basis over the vesting period for each separately vesting tranche of the award as compensation expense in rig operating and maintenance expense or general and administrative expense in the Consolidated Statements of Operations based on the grant date fair value and the number of share options or RSUs granted or estimated number of PSUs that are ultimately expected to vest. We account for forfeitures as they occur and no compensation cost is recognized for share-based awards for which the individuals do not render the requisite service.

Share options
Share options are contractual rights to purchase shares in the future at a predetermined exercise price provided the vesting conditions are met. The fair value of share options is estimated at the grant date using the Black-Scholes Option pricing method, using inputs and assumptions, including the market price of the shares on the grant date, the risk-free interest rate, the expected volatility and the expected dividend rate over the expected term of the option. During the requisite service period, the share options are non-transferable, subject to forfeiture and dividends or other capital distributions reduce the exercise price. The share options do not have dividend rights, other than changes in the exercise price, until vested and exercised.
RSUs
RSUs are contractual rights to receive shares in the future provided the vesting conditions are met. The fair value of RSUs is estimated using the market price of the Company’s shares on the grant date. During the requisite service period, the RSUs are non-transferable and are subject to forfeiture. The RSUs do not have dividend nor shareholder rights until the shares are issued.
PSUs
PSUs are contractual rights to receive shares in the future subject to the achievement of specified performance goals which may include performance and/or market conditions and provided vesting conditions are met. During the requisite service period, the PSUs are non-transferable, subject to forfeiture and do not have dividend nor shareholder rights until the shares are issued.
The fair value of the PSUs is estimated at the grant date using the Monte-Carlo simulation model, with inputs and assumptions, including the market price of the shares on the grant date, the risk-free interest rate, the expected volatility and expected dividend rate over a period commensurate with the expected term.
Any subsequent changes in the estimated number of performance and/or market based shares expected to vest will be recorded as a cumulative catch-up adjustment to compensation cost in the period in which the change in estimate occurs. For awards with a performance condition, compensation cost is reversed if the performance condition is not ultimately achieved. For awards with a market condition, compensation cost is recognized over the service period regardless of whether the market conditions are ultimately achieved.
Note 3 - Recently Issued Accounting Standards
Adoption of new accounting standards
In August 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This ASU addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. To reduce diversity in practice and provide decision-useful information to a joint venture’s investors, this ASU requires that a joint venture apply a new basis of accounting upon formation, by recognizing and initially measuring its assets and liabilities at fair value, with certain exceptions. This ASU is effective for the Company from January 1, 2025. There was no impact resulting from these amendments on our Audited Consolidated Financial Statements or related disclosures for the year ended December 31, 2025, however, this may have an impact on the accounting for future joint ventures.
In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires that public business entities on an annual basis (1) disclose specific categories in the income tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. The additional information required includes the nature, effect and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items, if not otherwise evident. Additionally, the ASU adds required disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (“SEC”) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and removing disclosures that are no longer considered cost beneficial or relevant. This ASU was adopted retrospectively and is effective for the Company for annual periods beginning January 1, 2025 and interim periods beginning January 1, 2026. Our updated disclosures are included in Note 9 - Taxation.

Accounting pronouncements issued but not yet adopted

Standard	Description	Date of Adoption	Timing and Effect of Adoption
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	This ASU requires that a company, in the notes to its financial statements at each interim and annual reporting period:
(1) discloses the amounts included in each relevant expense caption of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization for oil- and gas-producing activities;
(2) includes certain amounts that are required to be disclosed under current GAAP in the same disclosure as the disaggregation requirements in this ASU;
(3) discloses a qualitative description of the amounts remaining in relevant expense captions that are not disaggregated; and
(4) discloses the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

	An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information.	January 1, 2027	An impact to our related disclosures is expected.
ASU 2024-04: Debt—Debt with Conversion and Other Options (Subtopic 470-20)	This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Specifically, an inducement offer is required to provide the debt holder with, at a minimum, the form and amount of consideration issuable under the conversion privileges. An entity should assess whether this criterion is satisfied as of the date the inducement offer is accepted by the holder. If the convertible debt had been exchanged or modified (without being deemed substantially different) within the one-year period leading up to the offer acceptance date, an entity should compare the terms provided in the inducement offer with the terms that existed one year before the offer acceptance date.

	This ASU does not change the other criteria that are required to account for a settlement transaction as an induced conversion.	January 1, 2026	The Company adopted this ASU prospectively as of January 1, 2026. No material impact is expected.
ASU 2025-05: Financial Instruments - Credit Losses (Topic 326)	This ASU provides that all entities may elect a practical expedient to assume when developing reasonable and supportable forecasts are part of estimating expected credit losses that current conditions as of the balance sheet date do not change for the remaining life of the asset.	January 1, 2026	The Company adopted the practical expedient in this ASU as of January 1, 2026. No material impact is expected.
The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our Audited Consolidated Financial Statements and related disclosures either on transition or in future periods.
Note 4 - Segments
We view our operations and manage our business as a single operating segment, our dayrate segment, based on the information provided to our CODM. Our key performance metric is operating income as presented in our Consolidated Statements of Operations. The significant segment expense categories regularly provided to our CODM include our rig operating and maintenance expenses and our general and administrative expenses, as presented in our Consolidated Statements of Operations. Total assets, as presented on our Consolidated Balance Sheet, is attributable to our single operating segment.
Geographic data
Revenues for our drilling activities are attributed to geographical areas based on the countries where we operate and generate revenue.

Our revenues by geographic area are as follows:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Southeast Asia	295.8	285.9	233.0
West Africa	279.1	187.8	168.6
The Americas	226.4	289.6	191.2
Middle East and North Africa	176.6	210.9	147.8
Europe	42.9	36.4	31.0
Total	1,020.8	1,010.6	771.6
The net book value of our jack-up rigs by geographic area is as follows:

	As of December 31,
(In $ millions)	2025	2024
The Americas	940.8	961.0
Southeast Asia	782.3	809.9
Middle East and North Africa	511.0	366.6
West Africa	421.1	434.8
Europe	87.5	250.9
Total	2,742.7	2,823.2
Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenue or operating profits generated by such assets during the associated periods.
Major customers
The following customers accounted for more than 10% of our dayrate revenues in one or more of the periods presented:

	For the Years Ended December 31,
(In % of operating revenues)	2025	2024	2023
Eni S.p.A	18%	13%	14%
PTT Exploration and Production Public Company Limited	11%	12%	5%
Irish Energy Drilling Asset, DAC	10%	13%	—%
Saudi Arabian Oil Company	6%	14%	14%
Perfomex	—%	3%	17%
Total	45%	55%	50%

Note 5 - Contracts with Customers
Contract Assets and Liabilities
Our contract assets and liabilities from our contracts with customers are as follows:

	As of December 31,
(In $ millions)	2025	2024
Accrued revenue (1)	132.9	107.7
Non-current accrued revenue (2)	9.9	1.5
Total contract assets	142.8	109.2
Advances from customers (3)	(19.5)	(15.9)
Short-term deferred mobilization, demobilization and other revenue	(24.2)	(27.1)
Long-term deferred mobilization, demobilization and other revenue	(29.5)	(21.0)
Total contract liabilities (4)	(73.2)	(64.0)
(1) Accrued revenue includes $8.5 million ($1.0 million as of December 31, 2024) pertaining to the current portion of deferred demobilization revenue, $6.9 million ($20.4 million as of December 31, 2024) related to the current portion of blended rate revenue, and $1.5 million (zero as of December 31, 2024) pertaining to customer retentions, which will be received upon contract termination.
(2) Non-current accrued revenue includes $9.9 million ($1.5 million as of December 31, 2024) pertaining to the non-current portion of deferred demobilization revenue (see Note 14 - Other Non-Current Assets).
(3) Advances from customers relates to advances on four of our contracts which is to be offset against future invoices and is included in other current liabilities in our Consolidated Balance Sheets (see Note 16 - Other Current Liabilities).
(4) Balance as of December 31, 2024 includes $15.9 million in advances from customers that was previously only disclosed in Note 16 - Other Current Liabilities.
Total movements in our contract assets balances are as follows:

	For the Years Ended December 31,
(In $ millions)	2025	2024
Balance beginning of period	109.2	76.0
Performance obligations satisfied during the reporting period	138.6	94.1
Invoices issued against the contract asset balance	(109.2)	(74.5)
Unbilled demobilization revenue	17.1	(0.1)
Unbilled mobilization revenue	0.6	0.6
Change in unbilled variable rate revenue	(13.5)	13.1
Balance end of period	142.8	109.2

Total movements in our contract liabilities balances are as follows:

	For the Years Ended December 31,
(In $ millions)	2025	2024
Balance beginning of period	64.0	116.1
Amortization of revenue	(49.7)	(96.9)
Additions to deferred revenue	55.3	28.9
Change in advance from customers	3.6	15.9
Balance end of period (1)	73.2	64.0
(1) Balance as of December 31, 2024 includes $15.9 million in advances from customers that was previously only disclosed in Note 16 - Other Current Liabilities.
Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	For the years ended December 31,
(In $ millions)	2025	2024	2023
Over time	970.3	978.0	743.0
Point in time	50.5	32.6	28.6
Total	1,020.8	1,010.6	771.6
Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied as of December 31, 2025, is expected to be recognized as follows:

	For the years ending December 31,
(In $ millions)	2026	2027	2028	2029 onwards	Total
Operating revenues	671.3	186.3	97.1	8.2	962.9
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

	As of December 31,
(In $ millions)	2025	2024
Current deferred mobilization and contract preparation costs	29.3	40.6
Non-current deferred mobilization and contract preparation costs (1)	29.4	39.5
Total deferred mobilization and contract preparation asset	58.7	80.1
(1) Non-current deferred mobilization and contract preparation costs are included in “Other non-current assets” in our Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).
For the year ended December 31, 2025, total deferred mobilization and contract preparation costs decreased by $21.4 million ($1.9 million in 2024), as a result of additional deferred costs of $27.6 million ($53.8 million in 2024), offset by amortization of $49.0 million ($55.7 million in 2024).

Transfers of financial assets
During the year ended December 31, 2025, the Company entered into a factoring arrangement under which certain trade accounts receivable were sold to a third-party financial institution without recourse or repurchase obligations. As part of the agreement, the Company has ongoing obligations to notify the financial institution of certain business or contractual modifications, to assign guarantees including the parent company guarantee (a guarantee from the parent of the underlying customer) to the financial institution, and obtain consents which together do not preclude effective control being transferred. The transfers met the conditions for sale accounting and, accordingly, the receivables were derecognized from our Consolidated Balance Sheets upon transfer.
The Company received cash proceeds from factoring arrangements of $23.3 million during the year ended December 31, 2025 (zero during the year ended December 31, 2024) and the fair value and carrying amount of accounts receivable derecognized net of pass-through fees during the year ended December 31, 2025 was $23.3 million (zero during the year ended December 31, 2024). The Company did not recognize any gain or loss on sale of receivables and we do not retain any beneficial interest or servicing responsibilities associated with the receivables sold.
Cash proceeds from the sale of receivables are classified as operating cash flows in the Consolidated Statements of Cash Flows.
Parent company guarantee
In connection with the factoring arrangement, the Company obtained a parent company guarantee from the parent of the underlying customer for up to $42.8 million. This guarantee was reassigned to the financial institution as part of the transaction, and the Company no longer retains any rights, obligations, or servicing responsibilities under the guarantee. The guarantee is subject to disclosure requirements but is not recognized on our Consolidated Balance Sheets, as it was received and subsequently transferred.
Note 6 - Equity Method Investments
We hold a 51% equity ownership interest in Perfomex and Perfomex II, two Mexico-based joint ventures, with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) owning the remaining 49% interest in these joint ventures.
We have determined that these joint ventures are VIEs, and that we do not have the power to direct the decisions which most significantly impact their economic performance. Therefore, we are not considered to be the primary beneficiary of the VIEs, and our interests in the joint ventures should be accounted for under the equity method of accounting and shown as equity method investments on our Consolidated Balance Sheets.
A rollforward of our investments in equity method investments is as follows:

In $ millions	Perfomex	Perfomex II	Total
Balance as of January 1, 2024	9.1	6.6	15.7
Loss from equity method investments	—	(1.2)	(1.2)
Balance as of December 31, 2024	9.1	5.4	14.5
(Loss) / income from equity method investments	(3.1)	0.4	(2.7)
Balance as of December 31, 2025	6.0	5.8	11.8
We provide and have historically provided services in Mexico through Drilling and Technical Services Agreements (“DTSAs”) and through Drilling, Operation and Management Agreements (“DO&MAs”) both through our joint ventures and our wholly owned rig operations company. Additionally, we have provided jack-up rigs to our joint ventures and to third-party companies through Bareboat Charters (“BBCs”). These agreements can be executed either directly with the joint ventures or with CME’s subsidiaries and third-party affiliates. Our joint ventures provide services to CME’s subsidiaries and their affiliates through similar types of agreements. In addition, the joint ventures provide onshore operational support services to subsidiaries of the Company and to CME. The CME subsidiaries and affiliates include Opex Perforadora S.A. de C.V. (“Opex”), Perforadora Profesional AKAL I, SA de CV (“Akal”), Irish Energy Drilling Assets, DAC (“Irco”) and Perforadora Ircomex, S.A. DE C.V. (“Ircomex”). CME and CME subsidiaries hold integrated well services contracts and exploration and extraction contracts with Petróleos Mexicanos (“Pemex”).

Effective during 2024, Perfomex and Opex agreed to terminate the DTSAs for five of Borr’s jack-up rigs, which triggered a termination fee payable to Perfomex of $35.0 million or $7.0 million per rig. The associated BBCs between Perfomex and the Company were also terminated, and a new operating structure was concurrently put in place. Perfomex entered into new DO&MAs with Ircomex to provide services related to two Borr rigs and two third-party owned rigs, and a subsidiary of the Company entered into new DO&MAs with Ircomex for three Borr rigs. Additionally, the Company entered into new fixed rate BBCs for five Borr rigs with Irco.
In January 2025, the Company received temporary suspension notices under the BBCs with Irco for three rigs, following partial suspensions of performance under the contracts held with Pemex. During the suspension period, operating expenses incurred for these rigs were recharged to the Company. All three rigs resumed operations during the second quarter of 2025. Effective August 22, 2025, and October 30, 2025, Irco and Ircomex, respectively, terminated the BBCs and DO&MAs for two rigs following partial termination of the integrated well services contracts held with Pemex.
As of December 31, 2025, Perfomex has active DO&MAs for one Borr rig and two third-party owned rigs, and provides onshore support services related to the Company’s operations in Mexico.
As of December 31, 2025, a subsidiary of the Company has active DO&MAs with Ircomex for two Borr rigs.
Note 7 - Interest expense
Interest expense consists of the following:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Debt interest expense	(210.9)	(194.7)	(157.4)
Amortization of deferred finance charges	(13.4)	(11.5)	(10.3)
Amortization of debt discount	(6.8)	(6.8)	(1.0)
Amortization of debt premium	2.7	1.3	—
Loss on debt extinguishment (1)	—	—	(19.4)
Gain on debt extinguishment (2)	—	—	10.9
Total	(228.4)	(211.7)	(177.2)
(1) Loss on debt extinguishment for the year ended December 31, 2023, includes losses on the repayment of certain previous debt facilities after new debt funding was issued in 2023.
(2) Gain on debt extinguishment for the year ended December 31, 2023, represents a gain on the repayment of a previous debt facility after new debt funding was issued in 2023.
Note 8 - Other Financial Expenses, net
Other financial expenses, net consist of the following:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Bank commitment, guarantee and other fees	(4.5)	(4.9)	(2.3)
Foreign exchange loss	(0.5)	(3.7)	(2.8)
Yard cost cover expense	—	(16.8)	(22.1)
Premium paid - convertible bonds (1)	—	(2.3)	—
Other financial (expenses) / income, net	(3.8)	0.3	0.3
Total	(8.8)	(27.4)	(26.9)
(1) Premium paid related to the Convertible Bonds repurchased in March 2024. Refer to Note 17 - Debt.

Note 9 - Taxation
Overview
Borr Drilling Limited is a Bermuda company that operates through various subsidiaries, affiliates and branches in numerous countries throughout the world. We are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
Total income / (loss) before income taxes consists of the following, by jurisdiction:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Bermuda	60.3	(97.3)	(92.2)
Foreign	25.6	237.6	148.3
Total	85.9	140.3	56.1
All income tax expense is attributable to foreign jurisdictions and consists of the following:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Current tax expense	44.1	57.5	50.5
Change in deferred tax	(3.2)	0.7	(16.5)
Total	40.9	58.2	34.0
Our annual effective tax rate for the year ended December 31, 2025, was approximately 47.6% (41.5% in 2024 and 60.6% in 2023), on pre-tax income of $85.9 million ($140.3 million in 2024 and $56.1 million in 2023). Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax (expense) benefit and income (loss) before taxes. The year ended December 31, 2025, was also impacted by the provision for a valuation allowance against certain deferred tax assets in the U.K.

Tax rate reconciliation
A reconciliation of the Bermuda statutory tax rate to our effective rate is shown below. Withholding taxes paid in a number of jurisdictions (e.g. Congo, Gabon, Mexico and Saudi Arabia) are borne in other countries (e.g. Cayman Islands, Mauritius, UK and Marshall Islands). Such taxes are shown below in the jurisdictions where the taxes are paid, not in the jurisdictions where the tax is borne.

	For the Years Ended December 31,
	2025		2024		2023
	(In $ millions)%		(In $ millions)%		(In $ millions)%
Bermuda Statutory Income Tax Rate 0%	—	—%	—	—%	—	—%
Foreign Tax Effects
Cayman Islands
Statutory rate differences with Bermuda	(11.6)	(13.6)%	(12.3)	(8.8)%	(12.4)	(22.0)%
Congo
Withholding taxes	9.2	10.7%	9.7	6.9%	8.6	15.4%
Other	3.1	3.6%	4.5	3.2%	5.3	9.5%
Gabon
Statutory rate differences with Bermuda	3.6	4.2%	10.9	7.8%	5.8	10.4%
Other	3.0	3.5%	1.1	0.8%	(1.7)	(3.0)%
Marshall Islands
Statutory rate differences with Bermuda	18.8	21.9%	7.1	5.1%	6.3	11.2%
Mauritius
Credit for overseas tax	(6.1)	(7.1)%	—	—%	—	—%
Other	(2.8)	(3.3)%	—	—%	—	—%
Mexico
Withholding taxes	4.8	5.6%	9.0	6.4%	14.9	26.5%
Other	(1.1)	(1.3)%	0.1	0.1%	1.1	1.9%
Saudi Arabia
Withholding taxes	—	—%	—	—%	(9.0)	(16.1)%
Other	2.3	2.7%	5.4	3.9%	4.4	7.8%
United Kingdom
Statutory rate differences with Bermuda	2.2	2.6%	27.3	19.5%	13.5	24.1%
Timing differences fully valued	0.5	0.7%	(8.3)	(5.9)%	—	—%
Credit for overseas tax	(6.2)	(7.3)%	(10.9)	(7.8)%	(15.8)	(28.2)%
Changes in valuation allowances	0.5	0.6%	(7.2)	(5.1)%	(16.5)	(29.4)%
Other	0.1	0.1%	(0.8)	(0.6)%	2.9	5.1%
Taxes from other jurisdictions	21.9	25.5%	23.9	16.9%	26.7	47.6%
Changes in Unrecognized Tax Benefits	(1.3)	(1.5)%	(1.3)	(0.9)%	(0.1)	(0.2)%
Effective tax rate	40.9	47.6%	58.2	41.5%	34.0	60.6%
The statutory income tax rate of Bermuda is 15%. However, Borr Drilling Limited is exempt from tax in Bermuda in 2025 so an effective rate of 0% applies to 2025. The Company will be in scope for the 15% tax rate on the net taxable income of Bermuda entities beginning in 2026 (at the same time as becoming subject to the 15% global minimum tax introduced by the Pillar Two initiative of the OECD).
Separate disclosure has been made for any material reconciling foreign jurisdiction where the tax charge is equal to or greater than 5% of the amount computed by multiplying the income before income taxes by the applicable statutory federal income tax rate of Bermuda of 15%.

Deferred taxes
The components of the net deferred taxes are as follows:

	As of December 31,
(In $ millions)	2025	2024
Deferred tax assets
Net operating losses	44.3	153.5
Excess of tax basis over book basis of property, plant and equipment	43.6	39.3
Other	24.8	11.5
Deferred tax asset	112.7	204.3
Less: valuation allowance	(88.1)	(164.7)
Less: Deferred tax liabilities offset against deferred tax assets	(2.3)	(21.0)
Deferred tax assets, net	22.3	18.6
Other deferred tax liabilities	(0.5)	—
Total	21.8	18.6
Deferred tax liabilities that cannot be offset against deferred tax assets are recognized in other non-current liabilities, with the remaining deferred tax assets, net recognized in other non-current assets on the Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).

The net deferred tax assets related to our net operating losses were generated in the U.K. ($6.4 million deferred tax asset at December 31, 2025) and do not expire. Deferred tax liabilities of $2.8 million relate to book-tax basis differences on certain Mauritius and U.K. owned rigs. There is also $36.3 million in net operating losses in Bermuda, which has a full valuation allowance and do not expire. The valuation allowance for deferred tax assets as of December 31, 2025, was $88.1 million. The net change in the total valuation allowance for the year ended December 31, 2025, was a decrease of $76.6 million.
We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change. In 2025, we changed our valuation allowance previously recorded against the gross deferred tax assets in the U.K. Due to existing contracts as of December 31, 2025, we determined that $15.5 million of these tax attributes would likely be utilized. The change in this valuation allowance increased our income tax provision by $0.9 million.
Uncertain tax positions
We conduct business globally and, as a result, we file income tax returns, or are subject to withholding taxes, in various jurisdictions. In the normal course of business, we are generally subject to examination by taxation authorities throughout the world, including major jurisdictions in which we operate or used to operate.
The following is a reconciliation of the liabilities related to our uncertain tax positions:

	As of December 31,
(In $ millions)	2025	2024
Unrecognized tax benefits, including interest and penalties, at January 1,	1.9	3.2
Additions for tax positions of prior year	—	—
Reduction in tax positions of prior years	(1.3)	(1.4)
Unrecognized tax benefits, excluding interest and penalties, at December 31,	0.6	1.8
Interest and penalties	—	0.1
Unrecognized tax benefits, including interest and penalties, at December 31,	0.6	1.9
The liabilities summarized in the table above are presented within Other non-current liabilities in the Consolidated Balance Sheets.

We include, as a component of our income tax provision, potential interest and penalties related to liabilities for our unrecognized tax benefits within our global operations. Interest and penalties resulted in an income tax expense of zero for the year ended December 31, 2025 ($0.1 million for the year ended December 31, 2024).
For the year ended December 31, 2025, we reduced our liability for uncertain tax positions, and our income tax provision, by $1.3 million ($1.4 million for the year ended December 31, 2024).
As of December 31, 2025, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $0.6 million, and if recognized, would reduce our income tax provision by $0.6 million. As of December 31, 2024, the liabilities related to our unrecognized tax benefits, including estimated accrued interest and penalties, totaled $1.9 million, and if recognized, would reduce our income tax provision by $1.9 million. It is reasonably possible that our existing liabilities related to our unrecognized tax benefits may increase or decrease in the next twelve months primarily due to the progression of open audits or the expiration of statutes of limitation. While the amounts provided are an estimate and subject to revision, we are not currently aware of any circumstances that would result in a material increase to the amounts provided.
Income tax paid, net of refunds
Total income tax paid, net of refunds is comprised of the following by jurisdiction:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Congo	12.0	14.4	14.4
Gabon	14.4	6.1	—
Thailand	7.2	9.7	4.4
Other	26.1	25.0	19.4
Total	59.7	55.2	38.2
Note 10 - Earnings per Share
The computation of basic income per share (“EPS”) is based on the weighted average number of shares outstanding during the period, consisting of common shares outstanding less treasury shares (see Note 23 - Shareholders’ Equity).
In the computation of the diluted EPS, the dilutive impact of the Company’s share options, RSUs and PSUs is calculated using the “treasury stock” method and the dilutive impact of the Company’s convertible securities is calculated using the “if converted” method.

	For the Years Ended December 31,
(In $ except share data)	2025	2024	2023
Basic income per share	0.17	0.33	0.09
Diluted income per share	0.17	0.32	0.09

Issued common shares at the end of the year	315,400,000	264,080,391	264,080,391
Weighted average number of shares outstanding during the year, basic	262,335,850	250,891,106	244,270,405
Dilutive effect of share options, RSUs and PSUs	2,211,304	3,573,189	3,880,209
Weighted average number of shares outstanding during the year, diluted	264,547,154	254,464,295	248,150,614

The effects of the following potential share issuances, including our convertible bonds due in May 2028 (the “Convertible Bonds”), share options, RSUs and PSUs, have been excluded from the calculation of diluted EPS for each of the periods presented because the effects were anti-dilutive.

	For the Years Ended December 31,
	2025	2024	2023
Convertible bonds	34,507,611	34,078,777	34,260,413
Share options	8,379,998	6,406,667	2,160,000
RSUs	250,000	886,610	—
PSUs	250,000	750,000	500,000
Note 11 - Other Current Assets
Other current assets consist of the following:

	As of December 31,
(In $ millions)	2025	2024
Tax receivables and assets	12.8	18.5
Client reimbursables	6.3	5.0
Fuel	2.1	2.5
Deferred finance charges	0.8	0.5
Other	1.1	1.5
Total	23.1	28.0
Note 12 - Jack-Up Drilling Rigs, net and Property, Plant and Equipment
Jack-up drilling rigs
The carrying value of our jack-up rigs is as follows:

	As of December 31,
(In $ millions)	2025	2024
Opening balance as of January 1,	2,823.2	2,578.3
Additions	66.4	64.6
Depreciation	(146.9)	(130.1)
Transfers from newbuildings	—	310.4
Ending balance as of December 31,	2,742.7	2,823.2
Accumulated depreciation related to jack-up rigs as of December 31, 2025 is $875.1 million ($728.2 million as of December 31, 2024). The Company recognized depreciation related to jack-up rigs of $146.9 million for the year ended December 31, 2025 ($130.1 million in 2024 and $115.5 million in 2023).
Transfers from newbuildings
During the year ended December 31, 2024, we took delivery of the newbuilding rigs “Vali” and “Var”. During 2024, we paid the remaining contract installments of $159.9 million per rig, which included a payment of $12.5 million per rig to accelerate the rig delivery dates. Upon delivery, we reclassified the respective onerous contract amount of $26.9 million for “Vali” and $27.6 million for “Var” from a non-current liability to newbuildings. As a result of the delivery, $310.4 million was transferred from newbuildings to jack-up drilling rigs on the Consolidated Balance Sheets, as it was concluded that the rigs were available for use. No rigs were delivered to the Company in the year ended December 31, 2025.
Property, plant and equipment
The Company’s gross property, plant and equipment as of December 31, 2025 was $11.3 million ($11.0 million as of December 31, 2024). Accumulated depreciation related to property, plant and equipment as of December 31, 2025 was $9.3 million ($8.2 million as of December 31, 2024). The Company recognized depreciation of $1.1 million for the year ended December 31, 2025 related to property, plant and equipment ($1.1 million in 2024 and $1.9 million in 2023).

Impairment
During the year ended December 31, 2025, we considered whether indicators of impairment were present that suggested the carrying amounts of our long-lived assets may not be recoverable as of December 31, 2025. We concluded that impairment indicators existed for thirteen of our jack-up rigs and performed a recoverability assessment based on an undiscounted cash flow model. In making this determination, day rate revenues and utilization were significant assumptions used to determine the undiscounted future cash flows. No impairment loss was recognized during the year ended December 31, 2025 as the undiscounted future cash flows were higher than the carrying amounts of our jack-up rigs.
During the years ended December 31, 2025, 2024 and 2023 no impairment was recognized.
We will continue to monitor Company, market and asset specific factors for indications that the carrying amounts of our long-lived assets may not be recoverable.
Note 13 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire at various dates. Supplemental balance sheet information related to leases is as follows:

	As of December 31,
(In $ millions)	2025	2024
Operating lease right-of-use assets, net	0.8	1.2
Current operating lease liabilities	0.2	0.4
Non-current operating lease liabilities	0.6	0.8
Our weighted average remaining lease term for our operating leases is 3.0 years. Our weighted-average discount rate applied for the majority of our operating leases is 6.38%.
Components of lease expenses are comprised of the following:

	For the Years Ended December 31,
(In $ millions)	2025	2024
Rig operating and maintenance expenses	14.4	13.1
General and administrative expenses	2.4	2.1
Operating lease expense	16.8	15.2
The future minimum leases payments under the Company’s non-cancellable operating leases are as follows:

(In $ millions)	December 31, 2025
2026	0.3
2027	0.3
2028	0.3
Total Minimum Lease Payments	0.9
Less: Imputed interest	(0.1)
Present value of operating liabilities	0.8
Rental income
During the year ended December 31, 2025, we provided no rigs on a BBC basis to our operations under joint ventures in Mexico (three rigs from January 1, 2024 to March 31, 2024 and none for the remainder of 2024 and five rigs in 2023) (see Note 6 - Equity Method Investments). Revenues from operating leases with related parties have been recognized on a straight-line basis as related party revenue in the Consolidated Statements of Operations (see Note 22 - Related Party Transactions).

After the termination of certain related party BBC agreements, we entered into third-party BBC agreements for five rigs in Mexico during the year ended December 31, 2024 although certain of these rigs were suspended for a portion of the 2025 and one rig was terminated in June and one in November (five rigs in 2024, excluding for three rigs the period from January 1, 2024 to March 31, 2024). In addition, during 2025, the Company entered into a BBC agreement for one rig with a third-party in the Americas. This contract has a four-year minimum term. These BBC agreements were accounted for as operating leases, and the rental revenue recognized was recognized on a blended rate, in line with our revenue recognition policy, on any contracts that include daily rates that change over the firm term of the contract.
Bareboat charter revenues from operating leases with third parties for the year ended December 31, 2025 were $78.2 million ($90.8 million in 2024 and zero in 2023) and have been recognized on a straight-line basis as bareboat charter revenue in the Consolidated Statements of Operations.

The minimum future revenues to be received under the Company’s operating leases on its jack-up rigs are as follows:

(In $ millions)	December 31, 2025
2026	80.9
2027	76.7
2028	25.6
Total minimum contractual future revenues	183.2
The cost and accumulated depreciation for jack-up rigs leased to third parties for the year ended December 31, 2025 was $687.8 million ($754.5 million in 2024) and $158.5 million ($174.8 million in 2024), respectively.
Note 14 - Other Non-Current Assets
Other non-current assets consist of the following:

	As of December 31,
(In $ millions)	2025	2024
Deposit for acquisition of jack-up rigs (1)	36.0	—
Deferred mobilization and contract preparation costs (see Note 5 - Contracts with Customers)	29.4	39.5
Deferred tax asset, net	22.3	18.6
Accrued demobilization revenue (see Note 5 - Contracts with Customers)	9.9	1.5
Deferred finance charges	2.1	1.2
Other	1.0	1.7
Total	100.7	62.5
(1) Deposit amount in connection with the agreement to acquire five premium jack-up rigs from Noble Corporation (see Note 24 - Subsequent Events).
Note 15 - Accrued Expenses
Accrued expenses includes professional fees, management fees and other accrued expenses relating to rig operations and consist of the following:

	As of December 31,
(In $ millions)	2025	2024
Accrued payroll and bonus	12.4	13.2
Other accrued expenses	63.6	54.8
Total	76.0	68.0

Note 16 - Other Current Liabilities
Other current liabilities consist of the following:

	As of December 31,
(In $ millions)	2025	2024
Other taxes payable and liabilities (1)	21.8	47.8
Advances from customers (See Note 5 - Contracts with Customers)	19.5	15.9
Corporate income taxes payable	8.5	14.3
Accrued end of service benefits	4.3	1.4
Other	2.1	4.8
Total	56.2	84.2
(1) Other taxes payable and liabilities includes withholding tax, payroll tax, VAT and other indirect tax related liabilities.
Note 17 - Debt
Short-term debt consists of the net current amounts due under long-term debt as follows:

	As of December 31,
(In $ millions)	2025	2024
2028 Notes	101.0	101.0
2030 Notes	42.6	33.7
Principal Outstanding	143.6	134.7
Deferred finance charges	(10.2)	(12.5)
Debt discount	(6.8)	(6.8)
Debt premium	2.7	2.7
Carrying Value Short-Term Debt	129.3	118.1
Long-term debt consists of the following:

	As of December 31,
(In $ millions)	2025	2024
2028 Notes	1,077.6	1,178.6
2030 Notes	749.4	626.9
$250m Convertible Bonds	239.4	239.4
Principal Outstanding	2,066.4	2,044.9
Deferred finance charges	(34.8)	(37.7)
Debt discount	(17.1)	(23.9)
Debt premium	6.5	9.2
Carrying Value Long-Term Debt	2,021.0	1,992.5

The scheduled maturities of our debt are as follows:

(In $ millions)	December 31, 2025
2026	143.6
2027	143.6
2028	1,258.6
2029	42.6
2030	621.6
Thereafter	—
Total	2,210.0
Debt
As of December 31, 2025, our indebtedness consists of $1,970.6 million principal amount of senior secured notes (the “Notes”), which are secured by our 24 rigs, and $239.4 million of unsecured Convertible Bonds due in 2028. We also have a $200.0 million Super Senior Revolving Credit Facility (“SSRCF”), secured by our 24 rigs on a super senior basis, a $34.0 million Senior Secured Revolving Credit Facility (“SRCF”) and a $45.0 million facility to provide guarantees and letters of credit (the “Guarantee Facility”). The SRCF and the Guarantee Facility are secured on a senior pari passu basis by the same security that secures the Notes and the SSRCF. As of December 31, 2025, $38.0 million was utilized under the Guarantee Facility, and both the SSRCF and SRCF were undrawn.
Senior secured notes
The Notes were originally issued on November 7, 2023 by the Company’s wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries. The Notes were issued in two series. One series of Notes bears a coupon rate of 10% per annum and matures on November 15, 2028 (the “2028 Notes”) and the other series of Notes bears a coupon rate of 10.375% per annum and matures on November 15, 2030 (the “2030 Notes”). The Notes indenture allows for issuances of additional Notes, subject to certain conditions. Interest and amortization on the Notes is payable on May 15 and November 15 of each year from 2024.
For the 2028 Notes, the Company issued principal amounts in 2024 of $350 million at 102.5% of par plus accrued interest, raising gross proceeds of $369.6 million and in 2023 of $1,025.0 million at 97.750% of par, raising proceeds of $1,001.9 million.
For the 2030 Notes, the Company issued principal amounts in 2025 of $165.0 million at 100% of par plus accrued interest, raising gross proceeds of $166.6 million, in 2024 of $175.0 million at 102.5% of par plus accrued interest, raising gross proceeds of $188.1 million and in 2023 of $515.0 million at 97.000% of par, raising proceeds of $499.5 million.
The Notes contain covenants that, among other things, restrict the ability of the Company to pay or make certain dividends, distributions, investments and other restricted payments.
Super senior revolving credit facility
On November 7, 2023, the Company and Borr IHC Limited (as borrowers and guarantors) entered into the Super Senior Revolving Credit Facility Agreement with DNB Bank ASA and Citibank N.A., Jersey Branch (as original lenders), DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent). This facility was comprised of the $150.0 million SSRCF and the $30.0 million Guarantee Facility. In August 2024, the Company increased the $30.0 million Guarantee Facility to $45.0 million, bringing the total SSRCF to $195.0 million. In September 2025, the Company entered into an amendment agreement to amend and restate the SSRCF to $200.0 million with the $45.0 million Guarantee Facility ceasing to be an ancillary facility for the purpose of the SSRCF.
Borrowings are available to be used for general corporate and/or working capital purposes, provided that any amounts borrowed may not be used to fund any dividend or other distribution.
The SSRCF is secured on a super-senior basis by the same security that secures the Notes.
The interest rate on loans under the SSRCF is the applicable margin plus Secured Overnight Financing Rate (“SOFR”), subject to a zero floor. The initial margin was 3.25% per annum. Subject to certain conditions, the margin will be adjusted in accordance with a margin ratchet. A commitment fee is payable on the aggregate undrawn and uncancelled amount of the SSRCF from November 7, 2023 until the last day of the availability period for the facility at the rate of 40% of the then applicable margin.
The termination date for the SSRCF will be the earlier of the date falling (i) 54 months after the Closing Date (as defined in the Super Senior Revolving Credit Facility Agreement); and (ii) six months prior to the final maturity of the Notes.
In August 2024, the Company drew down and subsequently repaid $85.0 million of the SSRCF to facilitate the delivery of the jack-up rig “Vali” and in November 2024, the Company drew down and subsequently repaid $40.0 million of the SSRCF to facilitate the delivery of the jack-up rig “Var”. These borrowings were repaid with proceeds from issuances of the Notes during 2024.
Senior secured revolving facility
On September 25, 2025, the Company and Borr IHC Limited (as borrowers and guarantors) entered into a Senior Secured Revolving Facility Agreement with, among others, Goldman Sachs Bank USA and Citibank N.A., London Branch (as original lenders), Wilmington Trust (London) Limited (as facility agent) and Wilmington Trust (London) Limited (as security agent), comprising the $34.0 million SRCF.
Borrowings under the SRCF are available to be used for general corporate and/or working capital purposes, provided that any amounts borrowed may not be used to fund any dividend or other distribution to any direct or indirect shareholder(s) of the Company.
The SCRF, alongside the $45.0 million Guarantee Facility, is secured on a senior pari passu basis by the same security that secures the Notes and the Amended SSRCF.
The interest rate on loans advanced under the SRCF is equal to SOFR (subject to zero floor) plus a margin of 5% per annum.
The SRCF contains certain covenants, which are substantially the same as those that are contained in the SSRCF and the Notes, including customary affirmative and negative covenants, as well as financial covenants which require the Company to comply subject (where applicable) to certain conditions, with a maximum consolidated net leverage ratio, a minimum liquidity ratio, a minimum equity ratio, a minimum collateral ratio (based on the market value of certain of our Rigs) and a minimum interest cover ratio on particular test dates and during particular periods. The SRCF contains customary cure rights for certain of the financial covenants.
A commitment fee is payable to each lender under the SRCF on the aggregate undrawn and uncancelled amount of that lender’s available commitments from September 26, 2025 until the last day of the availability period for the facility at the rate of 1.0% of that lender’s available commitments.
The original termination date for the SRCF is the date falling 12 months after the Closing Date (as defined in the SRCF). Subject to certain conditions being satisfied, the Company may, in its discretion, elect to extend the termination date for the SRCF to a date falling no later than 6 months after the original termination date (or, if the original termination date for the SRCF has already been extended, to a date falling no later than 6 months after the first extended termination date for the SRCF) pursuant to extension options available under the SRCF.
Unsecured convertible bonds due 2028
In February 2023, we issued $250.0 million of Convertible Bonds, which mature in February 2028. The Convertible Bonds have a coupon and effective interest rate of 5% per annum payable semi-annually in arrears. The terms and conditions governing our convertible bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on disposal of assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.
The initial conversion price was $7.3471 per share, convertible into 34,027,031 common shares. Following the payment of a $0.32 per share cash distribution in 2024 as well as a $0.02 per share cash distribution in March 2025, the adjusted conversion price is $6.9376 per share, with the current amount of the Convertible Bonds convertible into 34,507,611 shares.
In March 2024, we repurchased $10.6 million principal amount of the Convertible Bonds at an average price of 120.88% of par for a total consideration of $12.9 million, inclusive of accrued interest, and recognized a loss in “Other financial expenses, net” of

$2.3 million. As a result of the voluntary delisting of the Company’s common shares from the OSE, with a last trading date of December 30, 2024, the Company received approval from the holders of the Convertible Bonds, to amend the bond terms so that effective from the delisting date, the Convertible Bond becomes convertible into shares listed on the NYSE (in lieu of shares listed on the OSE).
Interest
The weighted average nominal interest rate for all of our interest-bearing debt was 9.7% for the year ended December 31, 2025 (9.7% in 2024). Excluding our Convertible Bonds, the weighted average interest rate for our interest-bearing debt was 10.4% for the year ended December 31, 2025 (10.3% in 2024).
Note 18 - Commitments and Contingencies
We have commercial commitments which we are contractually obligated to settle with cash under certain circumstances. Bank and parent company guarantees entered into with certain customers and governmental bodies guarantee our performance under certain drilling contracts, compliance with customs import duties and resolution of other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	As of December 31,
(In $ millions)	2025	2024
Bank guarantees, letters of credit and performance bonds (1)	38.0	42.9
(1) These amounts are guaranteed under our $45.0 million Guarantee Facility (see Note 17 - Debt). As a result, no restricted cash is supporting bank guarantees as of December 31, 2025 and December 31, 2024.
As of December 31, 2025, the expected expiration dates of our guarantees are as follows:

(In $ millions)	Less than 1 year	2-3 years	4-5 years	Thereafter	Total
Bank guarantees, letters of credit and performance bonds	31.8	5.6	—	0.6	38.0
The Company’s assets pledged as collateral for its debt facilities are as follows:

	As of December 31,
(In $ millions)	2025	2024
Book value of jack-up rigs pledged as collateral	2,742.7	2,671.7
Note 19 - Share-Based Compensation
Share options
We have adopted a long-term share option scheme (the “Borr Scheme”). The Borr Scheme permits our board of directors (the “Board”), at its discretion, to grant options to employees and Directors of the Company, or its subsidiaries, to acquire shares in the Company at a specified price at a later date. Share options granted under the Borr Scheme will vest at a date determined by the Board at the date of the grant. The options granted under the plan to date have five-year terms and have various vesting profiles, which range over one year to four year periods. The total number of shares authorized by the Board to be issued under the Borr Scheme is 15,987,000.
In February 2024, the Company retrospectively amended its Borr Scheme to reduce the exercise price by the amount of dividends or other capital distributions declared by the Company on a per share basis, effectively offering all option holders with dividend protection resulting in zero expected dividend rate.

A summary of the share options activity under the employee share option plan as of December 31, 2025, and changes during the year then ended is presented below:

	2025
	Number	Weighted Avg. Exercise Price (In $)	Weighted average remaining contractual term in years	Aggregate intrinsic value (In $ millions)
Outstanding at January 1	12,638,326	4.44
Granted during the year	—	—
Exercised during the year	(389,999)	1.66
Forfeited during the year	(273,332)	6.00
Expired during the year	(53,334)	4.04
Outstanding at December 31	11,921,661	4.45	2.0	8.7
Exercisable at December 31	7,475,001	3.47	1.5	8.7
The total intrinsic value of the share options exercised during the year ended December 31, 2025 was $0.4 million ($3.2 million in 2024 and $2.2 million in 2023).
Details regarding share option issuances are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Number of share options granted (in number of shares)	—	2,990,000	2,100,000
Weighted average exercise price per share at grant date (in $)	$—	$6.68	$6.65
Weighted-average grant date fair value per share (in $)	$—	$1.88	$2.63
Inputs at the grant date for the Black Scholes option pricing model were as follows:

	2024	2023
Expected future volatility	45%	59%
Expected dividend rate	—%	—%
Risk-free rate	3.8% to 4.0%	4.3% to 4.8%
Expected life after vesting	3.0 years	3.3 years
The volatility was derived by using an average of the historic volatility of the Company’s shares since listing on the Oslo Stock Exchange (“OSE”), peer group volatility and Oslo Energy sector index volatility.
The source of the risk-free rate is the U.S. Department of the Treasury for instruments with similar terms.
The expected life after vesting is the expected anticipated time period between the grant date and the exercise date or post-vesting cancellation date.
Restricted share units
Directors
We granted 327,270 RSUs to our Directors during the year ended December 31, 2025. These RSUs will vest in full on September 30, 2026 and are conditional on the recipients continuing to serve as a Director at the date of vesting. We granted 136,610 RSUs to our Directors during the year ended December 31, 2024 and these RSUs vested on September 30, 2025. We granted 112,780 RSUs to our Directors during the year ended December 31, 2023 and these RSUs vested on September 30, 2024.

Employees
Pursuant to the Long Term Incentive Plan (“LTIP”), we granted 1,391,749 RSUs to certain employees during the year ended December 31, 2025 and these RSUs will vest in three equal tranches on September 1, 2026, 2027 and 2028 and are conditional on the recipient continuing to serve as an employee at the date of vesting. We granted 750,000 RSUs to our former CEO during the year ended December 31, 2024. A portion of the RSUs vested on December 31, 2025 and the remaining will vest on December 31, 2026, and vesting is conditional on the recipient continue to serve as an executive or a Board member at the date of vesting. No RSUs were granted for the year ended December 31, 2023.
A summary of the movements of our RSUs during the year ended December 31, 2025 is presented below:

	2025
	Number	Weighted Avg Grant Date Fair Value (In $)
Non-vested at January 1	886,610	5.79
Granted during the year	1,719,019	2.93
Vested during the year (1)	(636,610)	5.79
Non-vested at December 31	1,969,019	3.30
(1) 527,322 RSUs vested during the year ended December 31, 2025 were not yet issued as of December 31, 2025.
The grant date fair value of the RSUs is estimated using the closing market price of our common shares at the grant date adjusted by the expected dividend rate. The aggregate fair value of RSUs vested, based on the closing market price of our common shares on the grant date, during the years ended December 31, 2025 was $3.7 million ($0.7 million in 2024 and $0.5 million in 2023).
Performance share units
Pursuant to the LTIP, we granted 1,343,639 PSUs to certain employees of the Company during the year ended December 31, 2025. The PSUs will vest on September 1, 2028 depending on the total shareholder return performance of the Company over the period between award and vesting versus a certain set of industry peers, and are conditional on the recipient continuing to serve as an employee at the date of vesting. Based on the level of achievement for this market based performance award, share amounts ranging from zero to 200% of the target shares can be awarded.
We granted 250,000 PSUs to our former Chief Executive Officer (“CEO”) during the year ended December 31, 2024. The PSUs will vest in full on December 31, 2026 depending on the total shareholder return performance of the Company over the period between award and vesting versus a certain set of industry peers and are conditional on the recipient continuing to serve as an executive at the date of vesting. Based on the level of achievement for this market based performance award, share amounts ranging from zero to 100% of the target shares can be awarded.
A summary of the movements of our PSUs during the year ended December 31, 2025 is presented below:

	2025
	Number	Weighted Avg Grant Date Fair Value (In $)
Non-vested at January 1	750,000	4.23
Granted during the year	1,343,639	3.88
Expired during the year (1)	(500,000)	2.02
Non-vested at December 31	1,593,639	4.63
(1) PSUs granted during the year ended December 31, 2022 to our former CEO that did not meet the performance criteria.
No common shares were issued due to the vesting of PSUs for the years ended December 31, 2025, 2024 and 2023.

The fair value of PSUs is measured at grant date using the Monte Carlo simulation model using the following inputs:

	For the Years Ended December 31,
	2025	2024
Expected future volatility	50%	52%
Share price at grant date (in $)	$2.91	$6.81
Expected dividend rate	—%	6.2%
Risk-free rate	3.47%	4.23%
Grant date fair value (in $)	$3.88	$8.64
No PSUs were granted during the year ended December 31, 2023.
The volatility was derived by using an average of the (i) historic volatility of the Company’s shares since listing on the NYSE and (ii) peer group volatility.
The source of the risk-free rate is the U.S. Department of the Treasury for instruments with similar terms or the risk-free interest rate currently available on zero-coupon government issues denominated in the currency of the market in which the peers’ shares primarily trades for instruments with similar terms.
Common shares available for future issuance
Either authorized unissued common shares or treasury shares of the Company may be used to satisfy exercised options or vested RSUs and PSUs and for other purposes including issuance of shares to Directors and employees as part of their annual compensation.
Share-based compensation expense
Share-based compensation expense for employees is recognized over the vesting period as rig operating and maintenance expenses or general and administrative expenses, based on the employee’s profit center, in the Consolidated Statements of Operations. Share-based compensation for Directors is recognized over the vesting period as general and administrative expenses in the Consolidated Statements of Operations.
Total share-based payment compensation expense was as follows:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Share-options	5.7	6.1	4.8
RSUs	4.0	2.2	0.5
PSUs	1.6	0.8	0.3
Total	11.3	9.1	5.6
As of December 31, 2025, there was $13.3 million of total unrecognized compensation costs related to non-vested share options, RSUs and PSUs, which are expected to be recognized over an average period of 1.1 years.
Note 20 - Pensions
Defined Benefit Plans
The Company sponsors two non-U.S. noncontributory defined benefit pension plans (the “Defined Benefit Plans”), which cover certain Europe-based salaried employees. In 2017, all active employees under the defined benefit pension plans were transferred to a defined contribution pension plan related to their future service. The accrued benefits under the defined benefit plans were frozen and all employees became deferred members.

A reconciliation of the changes in projected benefit obligations (“PBO”) for our pension plans at fair value are as follows:

	As of December 31,
(In $ millions)	2025	2024
Benefit obligation at beginning of period	114.6	114.3
Interest cost	2.7	2.6
Actuarial loss	(25.8)	7.2
Benefits paid	(2.5)	(2.4)
Foreign exchange rate changes	13.7	(7.1)
Benefit obligation at end of period	102.7	114.6
The Defined Benefit Plans’ assets were invested in instruments that are similar in form to a guaranteed insurance contract. The fair value of plan assets is based on surrender values, which represent the present value of the insured benefits. This model uses significant unobservable inputs, representative of Level 3 fair value measurements.
A reconciliation of the changes in fair value of plan assets is as follows:

	As of December 31,
(In $ millions)	2025	2024
Fair value of plan assets at beginning of period	114.6	114.3
Actual return on plan assets	(23.1)	9.8
Benefits paid	(2.5)	(2.4)
Foreign exchange rate changes	13.7	(7.1)
Fair value of plan assets at end of period	102.7	114.6
The Defined Benefit Plans were fully funded, and the guaranteed insurance contract represents a transfer of risk from the Company to the insurance company, therefore, as of December 31, 2025 and 2024 and no amounts are recognized in our Consolidated Balance Sheets.
Benefit cost includes the following components:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Interest cost	2.7	2.6	2.7
Expected return on plan assets	(2.7)	(2.6)	(2.7)
Net benefit cost	—	—	—
No benefit cost was recognized in our Consolidated Statement of Operations during 2025, 2024 and 2023.
The key assumptions for the valuation of the Defined Benefit Plans are summarized below:

	As of December 31,
Weighted Average Assumptions Used to Determine PBO	2025	2024
Discount rate	3.05% to 3.19%	2.17% to 2.30%

	For the Years Ended December 31,
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost	2025	2024	2023
Discount rate	2.17% to 2.30%	2.33% to 2.47%	2.54% to 2.93%
Expected long-term return on plan assets	2.17% to 2.30%	2.33% to 2.47%	2.54% to 2.93%

The discount rates used to calculate the PBOs are based on a yield curve of high-quality bond portfolios with an average maturity dates approximating that of the liabilities.
The discount rates used to calculate the fair value of plan assets are based on the surrender value of vested benefits (calculated based on the Dutch Central Bank interest curve, which is based on inter-bank swap rates) within the Nationale Nederlanden contract. This value is based on the projected future cash flows discounted with a (contractually specified) interest rate term structure (spot rates by term). The single interest equivalent of this interest rate term structure has been set as the expected return on plan assets.
No contributions were made to the Defined Benefit Plans in 2025 or 2024. The Company does not expect to make contributions to the plan in the next year. The following table summarizes the benefit payments at December 31, 2025 estimated to be paid within the next ten years by the issuer of the guaranteed insurance contract:

	Payments by Period
	2026	2027	2028	2029	2030	Five Years Thereafter	Total
Estimated benefit payments	3.2	3.5	3.8	4.0	4.2	24.7	43.4
Defined contribution plans
The Company operates a number of defined contribution plans, allowing employees to make tax-deferred contributions. Under these plans the Company matches contributions up to certain defined percentages, depending on the plan. Matching contributions totaled $1.0 million for the year ended December 31, 2025 ($1.3 million in 2024 and $2.2 million in 2023).
Note 21 - Financial Instruments
Concentration of credit risk
The Company has a concentration of credit risk with respect to its cash and cash equivalents as substantially all of these amounts are held in accounts with DNB Bank ASA and Citibank. However, we believe the risk of material loss is remote, as these are established and reputable companies with no prior history of default.
Interest rate risk
As of December 31, 2025, all of our outstanding debt obligations are on fixed interest rates, therefore we are currently not exposed to the impact of interest rate changes. However, under our SSRCF and SRCF, which were undrawn as of December 31, 2025, we are exposed to the impact of interest rate changes as we are required to make interest payments based on SOFR plus associated margins. Significant increases in interest rates could adversely affect our future results of operations and cash flows should we elect to drawdown on this facility. The Company is exposed to changes in long-term market interest rates if and when maturing debt is refinanced with new debt.
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company is not engaged in derivative transactions for speculative or trading purposes and has not currently entered into derivative agreements to mitigate the risk of these fluctuations.
Foreign exchange risk management
The majority of the Company’s gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency, however, we incur certain expenditures in other currencies. There is a risk that currency fluctuations, primarily relative to the U.S. dollar will have a negative effect on the value of our cash flows. The Company has not entered into derivative agreements to mitigate the risk of these fluctuations.
Fair values of financial instruments
We recognize our fair value estimates using the fair value hierarchy, which is based on the inputs used to measure fair value. The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, restricted cash, trade receivables, net, prepaid expenses, due from related parties, certain other current assets, trade payables, accrued expenses, short-

term accrued interest and other items and other current liabilities approximate their fair market values due to the short-term duration and/or the nature of these instruments and represent Level 1 fair value measurements .

The carrying value and estimated fair value of our other financial instruments were as follows:

		As of December 31, 2025		As of December 31, 2024
(In $ millions)	Hierarchy Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Short-term debt (1)	2	144.7	143.6	134.8	134.7
Long-term debt (2)	2	2,087.3	2,066.4	2,038.1	2,044.9
(1) This includes our 2028 Notes and 2030 Notes and excludes debt discounts, debt premiums and deferred finance charges. The fair value of these instruments is based on observable market-based inputs.
(2) This includes our 2028 Notes, 2030 Notes and Convertible Bond and excludes debt discounts, debt premiums and deferred finance charges. The fair value of these instruments is based on observable market-based inputs.

Share lending agreement
As of December 31, 2025, the Company had loaned 1,700,000 shares (10,860,689 as of December 31, 2024) to DNB under the share lending agreement entered into in 2023 (see Note 23 - Shareholders’ Equity). The fair value of the loaned shares is based on quoted prices in an active market, and as such is a Level 1 fair value measurement. Based on the closing price of our common shares on December 31, 2025, the fair value of the loaned shares was $6.9 million ($42.4 million as of December 31, 2024).
Note 22 - Related Party Transactions
Transactions with entities over which we have significant influence
The Company’s related parties include its joint venture partners, Perfomex and Perfomex II, with whom the Company engages in various transactions (see Note 6 - Equity Method Investments).
We have historically provided rigs on a BBC basis to our joint ventures (see Note 13 - Leases). During the year ended December 31, 2025, we provided no rigs on a BBC basis to our operations under our joint ventures in Mexico (three rigs from January 1, 2024 to March 31, 2024 and none for the remainder of 2024 and five rigs in 2023).
Perfomex provides onshore operational and technical support services to the Company for certain rigs operating in the Americas. These expenses were recognized as rig operating and maintenance expenses in the Consolidated Statements of Operations.
BBC revenue and rig operating and maintenance expenses from our joint venture related parties consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Related party revenue - Perfomex (1)	—	35.0	129.6
Rig operating and maintenance expenses - Perfomex	8.1	3.6	1.6
(1) For the year ended December 31, 2024, our BBC revenue included acceleration of amortization of the deferred performance fee associated with the termination of BBC agreements for three rigs.
Repayment of loans from our joint ventures consisted of the following:

	As of December 31,
(In $ millions)	2025	2024	2023
Loan repayment - Perfomex	—	—	(9.8)

The accounts receivable, net balances with our joint ventures consisted of the following:

	As of December 31,
(In $ millions)	2025	2024
Due from related parties - Perfomex	2.3	85.1
Transactions with other related parties
The Company also has transactions with the following other related parties:
•Front End Limited Company (“Front End”) is a minority owner in a consolidated subsidiary of the Company. Front End is an agent and party to a management agreement with this subsidiary to provide management services in the Kingdom of Saudi Arabia, for which it receives a management fee.
•Magni Partners Limited (“Magni”) is solely owned by Mr. Tor Olav Trøim, a Board member. Magni is a party to a corporate services agreement with the Company, pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services. The agreement included charges for services engaged by the Company at its discretion. For the year ended December 31, 2023, Magni charged additional amounts to the Company representing Magni’s fixed costs. Effective January 1, 2024, the fixed element of the agreement was terminated, while the remaining terms of the agreement continue to remain in force.
•Drew Holdings Limited (“Drew”) is wholly owned by Drew Trust, a non-discretionary trust established in Bermuda in which Mr. Tor Olav Trøim, a Board member, is the beneficiary. In January 2023, Drew entered into the SLA with the Company and DNB Markets (see Note 23 - Shareholders’ Equity). In accordance with the SLA, Drew made up to 15 million Borr common shares available to DNB Markets to facilitate share lending to the Convertible Bond holders. Under the terms of the SLA, the Company incurred fees payable to Drew for the shares available for lending. As of December 31, 2023, Drew was no longer a party to the SLA.
Transactions with other related parties are recognized as rig operating and maintenance expenses or general and administrative expenses, based on the nature of the transaction in the Consolidated Statements of Operations. They consisted of the following:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Operating expenses - Front End Limited Company	1.7	3.4	2.7
Operating expenses - Magni Partners Limited	—	—	0.6
Operating expenses - Drew Holdings Limited	—	—	1.0
The Company engaged in transactions in which the Company paid professional fees to our related party Magni, which were directly attributable to our debt and equity offerings. Fees directly attributable to debt financing are recognized as deferred finance charges, which are presented as a reduction to the carrying value of the associated debt balances and are amortized over the term of the facilities as “Interest Expense” in the Consolidated Statements of Operations. Fees attributable to equity financing are recorded as a reduction to APIC in our Consolidated Balance Sheets.
Professional fees from Magni, related to the issuance of the Notes and common shares, were as follows:

	For the Years Ended December 31,
(In $ millions)	2025	2024	2023
Deferred finance charges - Magni	—	—	2.3
Additional paid in capital - Magni	0.8	—	0.6
Note 23 - Shareholders’ Equity
As of December 31, 2025, our shares were listed on the NYSE and the Euronext Growth Oslo. The Company’s common shares were delisted from the OSE on December 30, 2024 and listed on the Euronext Growth Oslo on December 19, 2025. The Company’s common shares have a par value of $0.10 per share.

Authorized shares
A reconciliation of the changes in authorized shares is as follows:

(in number of shares)	2025	2024
Opening balance as of January 1,	315,000,000	315,000,000
Increase in authorized share capital (1)	50,000,000	—
Ending Balance as of December 31,	365,000,000	315,000,000
(1) At the Special General Meeting (“SGM”) held on August 6, 2025, the Company’s shareholders approved an increase in authorized share capital of 50,000,000 new common shares with a par value of $0.10 per share.
Issued shares
A reconciliation of the changes in issued shares is as follows:

(in number of shares)	2025	2024
Opening balance as of January 1,	264,080,391	264,080,391
Shares issued	71,000,000	—
Shares cancelled (1)	(19,680,391)	—
Ending Balance as of December 31,	315,400,000	264,080,391
(1) During the year ended December 31, 2025, 19,680,391 issued shares, held as treasury shares related to the SLA, were cancelled and returned to unissued shares, thereby reducing issued shares.
Details of shares issued are as follows:

Date of Issue	Type of Listing	Shares Issued	Price per Share (In $)	Gross Proceeds (In $ millions)
July 7, 2025	U.S. public offering	30,000,000	2.05	61.5
August 7, 2025	U.S. public offering	20,000,000	2.05	41.0
December 10, 2025	U.S. public offering	21,000,000	4.00	84.0
Total 2025		71,000,000		186.5
Total 2024		—	—	—
January 31,2023 (1)	Issued at par	15,000,000	—	—
February 24, 2023 (1)	Issued at par	10,000,000	—	—
August 16, 2023	Issued at par	1,000,000	—	—
October 24, 2023	Private placement	7,522,838	6.65	50.1
Various (ATM Sales) (2)	U.S. public offering	1,293,955	7.53	9.7
Total 2023		34,816,793		59.8
(1) These shares issued at par were subsequently repurchased into treasury shares. As of December 31, 2023, the Company had loaned 14,443,270 of these shares to DNB in accordance with the SLA.
(2) In July 2021, the Company entered into an Equity Distribution Agreement for the offer and sale of up to $40.0 million of common shares of the Company through an at-the-market (“ATM”) program.

Treasury shares
A reconciliation of the changes in treasury shares is as follows:

(in number of shares)	2025	2024
Opening balance as of January 1,	19,153,570	11,498,355
Shares bought back (1)	50,000	5,086,786
Shares returned under the SLA (2)	9,160,689	3,582,581
Shares issued on exercise of share options (3)	(389,999)	(901,372)
Shares issued in settlement of RSUs (4)	(109,288)	(112,780)
Shares cancelled (2)	(19,680,391)	—
Ending Balance as of December 31,	8,184,581	19,153,570
(1) On December 8, 2023, the Board approved a share repurchase program for the Company’s common shares to be purchased on the open market limited to a total amount of $100.0 million. On November 6, 2024, the Board authorized the commitment to repurchase $20.0 million worth of shares under this plan before December 31, 2024. In 2024, we acquired 5,086,786 shares for an aggregate price of $19.9 million. In addition, in December 2024 we acquired 50,000 shares at an aggregate price of $0.2 million, which was settled in January 2025.
(2) See “Share Lending Agreement” below.
(3) The Company recognized a loss on the issuance of treasury shares for the exercise of share options of $0.7 million for the year ended December 31, 2025 ($6.5 million in 2024) as a reduction in APIC in the Consolidated Balance Sheets.
(4) The Company recognized a gain on the issuance of treasury shares to satisfy the vesting of RSUs of $0.2 million for the year ended December 31, 2025 ($0.1 million in 2024) as an increase in APIC in the Consolidated Balance Sheets.

At December 31, 2025, 4,564,971 of our treasury shares had been bought back in 2024 and 2025 at an average value of $3.88. The remaining 3,619,609 treasury shares relate to our SLA, as defined below.
Outstanding shares
Outstanding shares consist of the following:

(in number of shares)	2025	2024
Issued shares	315,400,000	264,080,391
Treasury shares	8,184,581	19,153,570
Outstanding shares	307,215,419	244,926,821
Share lending agreement
In January 2023, in connection with the issuance of the Convertible Bonds (see Note 17 - Debt), the Company entered into the share lending agreement (“SLA”) with DNB Markets (“DNB”) and Drew Holdings Limited with the intention of making up to 25.0 million common shares (“Issuer Lending Shares”) available to lend to DNB for the purposes of allowing the holders of the Convertible Bonds to perform hedging activities on the OSE. On April 19, 2023, Drew ceased to be a party to the SLA.
The termination date of the SLA is defined as the earlier of the date the SLA is terminated or all of the Convertible Bonds are either redeemed, converted or mature. If an investor returns any Issued Lending Shares to DNB, DNB shall return those shares to the Company immediately, and at the expiration of the SLA, DNB must return all of the Issuer Lending Shares to the Company.
Prior to the Company’s delisting from the OSE on December 30, 2024, the Company obtained consent from the holders of the Convertible Bonds to amend the terms of the SLA so that (i) the number of shares available to be loaned would be reduced to the number of shares on loan as of the delisting date, (ii) no new or additional share loans would be made available under the SLA and (iii) all SLA-related shares returned to the Company would no longer be available for lending.

As of December 31, 2025, the Company had loaned 1,700,000 shares (10,860,689 as of December 31, 2024) to DNB. During the year ended December 31, 2025, 19,680,391 issued shares, held in treasury, were cancelled.
In 2023, $12.4 million related to the formation of the SLA was accounted for as a deferred finance charge of the Convertible Bonds, with an offset recorded to additional paid in capital on the Consolidated Balance Sheets. During the year ended December 31, 2025, $2.5 million ($2.5 million in 2024) of amortization was recognized in interest expense in the Consolidated Statements of Operations related to the amortization of these deferred finance charges. As of December 31, 2025, the unamortized amount of the deferred finance charges associated with the SLA was $5.2 million ($7.6 million as of December 31, 2024), which was included as an offset to the related debt on our Consolidated Balance Sheets.
Contributed surplus
On December 22, 2023, at a Special General Meeting, pursuant to the Bermuda Companies Act, the Company’s shareholders approved a reduction of the Share Premium or Additional Paid in Capital (“APIC”) of the Company from $2,290.6 million to $290.6 million by the transfer of $2,000.0 million of the Share Premium to the Company’s Contributed Surplus account, with effect from December 22, 2023. The Contributed Surplus account, as defined by Bermuda law, consists of amounts previously recorded as Share Premium and designated as Contributed Surplus by a company’s shareholders.
Cash distributions
The Company declared cash distributions from the Company’s Contributed Surplus account as follows:

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share (In $)	Total Cash Distributions (In $ millions)
February 19, 2025	March 19, 2025	0.02	4.7
Total 2025		0.02	4.7
February 22, 2024	March 18, 2024	0.05	11.9
May 22, 2024	June 17, 2024	0.10	23.9
August 14, 2024	September 6, 2024	0.10	23.9
November 6, 2024	December 16, 2024	0.02	4.7
Total 2024		0.27	64.4
December 22, 2023	January 22, 2024	0.05	11.9
Total 2023		0.05	11.9
Total		0.34	81.0
(1) Date on or around payment to shareholders.
Note 24 - Subsequent Events
Five-Rig Acquisition
In December 2025, the Company entered into an agreement to acquire five premium jack-up rigs from Noble Corporation for a total purchase price of $360.0 million (the “Five-Rig Acquisition”). The Company made a deposit of $36.0 million in December 2025 and completed the Five-Rig Acquisition in January 2026, which included acquiring the five rigs, increasing debt by $150.0 million through a seller’s credit and making an additional $174.0 million cash payment to the seller using cash on hand at December 31, 2025. At the closing of the acquisition in January 2026, the seller’s credit was secured by three of the five newly acquired rigs. In addition, the Company anticipates that on or before April 28, 2026, two of the five newly acquired rigs will be added to the security for the Company’s senior secured obligations.
Current expected credit losses
On February 16, 2026, Lime Petroleum Holding AS (“LPH”), our customer for drilling services offshore Benin, announced that it had engaged advisors to undertake a comprehensive strategic and financial review in order to, inter alia, strengthen its balance sheet and secure a sustainable capital structure, which may involve a broader financial restructuring. The Company is evaluating the effect that these actions may have on the collectability of amounts owed to us by LPH and its affiliate. As of December 31,

2025, we had net assets totaling $15.9 million, related to LPH on our Consolidated Balance Sheets. As of March 17, 2026, our total potential exposure to credit losses from LPH is estimated to be up to $20.0 million.
Equity
Through March 17, 2026, the Company issued 458,334 treasury shares to satisfy the exercise of share options, which were exercisable at December 31, 2025.
Situation in the Middle East
In late February 2026, the U.S. and Israel launched a large-scale offensive against Iran’s nuclear and military sites and Iran launched a counter offensive against Israel, the U.S. interests in the Middle East, and various other targets across the region. The impact and lasting effects of the conflict are still emerging; however, we have taken steps to safeguard personnel, consultants and our assets in the affected areas.
On March 7, 2026, the Arabia III was impacted by an incident that occurred on a customer-operated platform. The rig was subsequently safely shut down, and all personnel were successfully evacuated. As of March 17, 2026, we have four rigs located in the Middle East. In accordance with the customers’ general precautionary measures, these four rigs have been down manned. As of March 17, 2026, these rigs remain under contract and are covered under our insurance policies.
We are currently evaluating the impact these events will have on our operations in the first quarter of 2026, including lost revenues and additional operating costs.
New Joint Venture Rig Acquisition
On March 23, 2026, BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of the Company and a subsidiary of its long-term well construction partner (the “New JV”) entered into definitive agreements to acquire five Singaporean jack-up rig owning entities and their five related jack-up drilling rigs, which are currently operating or stacked in Mexico (the “New JV Rig Acquisition”).
The aggregate purchase price for the New JV Rig Acquisition is $287.0 million, of which $237.0 million is structured as a seller’s credit and $50.0 million is payable in cash at completion, of which the Company will contribute $25.0 million. The seller’s credit will have a 2.5 year maturity from the date of closing and will be secured by, among other things, a first lien on the five jack-up rigs. The acquisition is subject to customary closing conditions, including merger control approvals, and is expected to close in the third quarter of 2026.